                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003
                         Commission File Number 0-31943

                                  IMAGICTV INC.
                 (Translation of registrant's name into English)

                              ONE BRUNSWICK SQUARE
                            14TH FLOOR, P.O. BOX 303
                    SAINT JOHN, NEW BRUNSWICK, CANADA E2L 3Y2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F    /X/      Form 40-F ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ______               No    /X/

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         This Form 6-K is being furnished pursuant to the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     IMAGICTV INC.
                                                     (Registrant)


Date:  March 28,  2003                          By:  /s/ Jeff White
                                                   -----------------------------
                                                   Jeff White
                                                   Chief Financial Officer

               DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

DOCUMENT                                 DESCRIPTION OF DOCUMENT

1. Notice of Special Meeting of Securityholders and Management Proxy Circular dated March 25, 2003, including Letter to
                                    Securityholders dated March 25, 2003.

                                   DOCUMENT 1

                NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS AND
            MANAGEMENT PROXY CIRCULAR DATED MARCH 25, 2003, INCLUDING
                 LETTER TO SECURITYHOLDERS DATED MARCH 25, 2003

                                 IMAGICTV INC.

                                     [LOGO]

                             ARRANGEMENT INVOLVING

                           IMAGICTV INC. AND ALCATEL

                          NOTICE OF SPECIAL MEETING OF
                                SECURITYHOLDERS
                                      AND
                           MANAGEMENT PROXY CIRCULAR

                                 MARCH 25, 2003

[LOGO]

March 25, 2003

    Dear ImagicTV Securityholder:

    The board of directors ("Board of Directors") of ImagicTV Inc. ("ImagicTV") cordially invites you to attend a special meeting (the "Meeting") of securityholders of ImagicTV to be held at 9:00 a.m. (Atlantic time) Wednesday, April 23, 2003 in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John, New Brunswick E2L 4W3, Canada.

    On February 7, 2003, ImagicTV announced that it had entered into an arrangement agreement with Alcatel, a French corporation, pursuant to which Alcatel will, subject to receiving all required approvals, including the approval of securityholders of ImagicTV and the satisfaction of certain other conditions, become the indirect owner of all the common shares of ImagicTV ("ImagicTV Common Shares").

    At the Meeting, you will be asked to consider and approve a plan of arrangement (the "Arrangement") providing for the acquisition of ImagicTV by Alcatel. Under the Arrangement, the holders of ImagicTV Common Shares will receive Alcatel Class A American Depository Shares ("Alcatel Class A ADSs") for their ImagicTV Common Shares on the basis of 0.1733 Alcatel Class A ADSs for each ImagicTV Common Share (representing an approximate value per ImagicTV Common Share of $1.20 as at February 6, 2003), subject to adjustment as described on page 22 of the attached Management Proxy Circular (the "Circular"). Due to fluctuations in the market price of Alcatel Class A ADSs and adjustments that may occur in the exchange ratio, the value per ImagicTV Common Share at the Effective Time may differ from U.S.$1.20.

    Alcatel Class A ADSs, which are listed and traded on The New York Stock Exchange under the symbol "ALA", are represented by Alcatel Class A American Depository Receipts ("Alcatel ADRs"). Each Alcatel Class A ADS represents one Alcatel Class A Common Share ("Alcatel Class A Shares"). Alcatel Class A Shares are traded on Euronext Paris under the symbol "13000".

    Under the Arrangement, options to purchase ImagicTV Common Shares ("ImagicTV Options") outstanding as of the effective time of the Arrangement will, by virtue of the Arrangement, represent options to purchase Alcatel Class A Shares, based on the same exchange ratio applicable to ImagicTV Common Shares, as described above.

    For the Arrangement to proceed, it must be approved by (i) at least two-thirds of the votes cast at the Meeting (represented in person or by proxy) by holders of ImagicTV Common Shares and ImagicTV Options (collectively, the "ImagicTV Securityholders") voting together as a single class and (ii) by virtue of Rule 61-501 of the Ontario Securities Commission and Policy Statement
No. Q-27 of the Commission des valeurs mobilieres du Quebec, at least a majority of the votes cast at the Meeting (represented in person or by proxy) only by holders of ImagicTV Common Shares, other than those held by Alcatel and any of its affiliates, associates, insiders or any other person acting jointly or in concert with Alcatel. At the Meeting, holders of ImagicTV Common Shares will have one vote for each ImagicTV Common Share they hold. Holders of ImagicTV Options will have one vote for each ImagicTV Common Share underlying their ImagicTV Options, whether vested or unvested. The Arrangement is also subject to certain regulatory and court approvals and other conditions.

    The Board of Directors has considered at length the proposed acquisition by Alcatel as well as other strategic alternatives for maximizing shareholder value. With interested directors declaring their interest and refraining from voting, the Board of Directors unanimously approved the execution and delivery of the Arrangement Agreement. The Board of Directors recommends that ImagicTV Securityholders vote FOR the resolution approving the Arrangement.

    Included with this letter is a notice of special meeting of ImagicTV Securityholders, the Circular and applicable forms of proxy (the "Forms of Proxy") relating to the Meeting. The accompanying Circular provides a detailed description of the business of Alcatel, historical financial information regarding Alcatel and information regarding the fairness opinion received by the Board of Directors from its financial advisor, CIBC World Markets Inc. A summary of certain of this information begins on page 1 of the Circular.

    The acquisition of Alcatel Class A ADSs upon exchange of ImagicTV Common Shares or Alcatel Class A Shares through the exercise of options following the closing will generally be a taxable event to a Canadian resident ImagicTV Securityholder. We urge you to consider carefully all of the information in the Circular. If you require assistance, please consult your financial, legal or other professional advisors.

    It is important that your ImagicTV Common Shares and/or ImagicTV Options be represented at the Meeting. Whether or not you are able to attend the Meeting in person, please complete, sign and date the appropriate enclosed Form of Proxy and return it in the envelope provided as soon as possible. Completing and returning the appropriate Form of Proxy will not limit your right to revoke your proxy and vote in person if you are a registered holder of ImagicTV Common Shares or ImagicTV Options and wish to attend the Meeting and vote personally. If you hold your ImagicTV Common Shares through a broker or other nominee holder, you will need to follow the instructions of your broker or such other nominee holder to revoke your proxy. Further information begins at page 18 of the Circular. If you are a registered holder of ImagicTV Shares or holder of ImagicTV Options and require assistance in voting your ImagicTV Common Shares or ImagicTV Options, please contact CIBC Mellon Trust Company, PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5, Canada or by contacting the CIBC Mellon Trust Company AnswerLine at 1-800-387-0825 or 416-643-5500.

    A letter of transmittal (the "Letter of Transmittal") will be distributed to registered holders of ImagicTV Common Shares by The Bank of New York (the "Exchange Agent") shortly after mailing of the Circular. If the Arrangement is approved and completed, registered holders of ImagicTV Common Shares will receive Alcatel Class A ADSs once they properly complete a Letter of Transmittal and ensure that it is received, together with the holder's existing ImagicTV Common Share certificates and all other required documentation, by the Exchange Agent. Please read the instructions in the Letter of Transmittal carefully. If the resolution approving the Arrangement is not approved at the Meeting, or any adjournment or postponement thereof, or if the Arrangement does not otherwise proceed, ImagicTV Common Share certificates will be returned by the Exchange Agent. Holders of ImagicTV Common Shares who hold their shares beneficially through a broker or nominee and holders of ImagicTV Options do not have to complete the Letter of Transmittal.

    The following sets out the dates and times of certain important events relating to the Arrangement:

Record Date...................................  Monday, March 24, 2003
Meeting of ImagicTV Securityholders...........  9:00 a.m. (Atlantic time) on Wednesday, April 23, 2003
Hearing regarding court approval..............  10:00 a.m. (Toronto time) on Thursday, April 24, 2003

    On behalf of ImagicTV, I would like to thank all ImagicTV Securityholders for their ongoing support as we prepare to take part in this important event for ImagicTV. We are committed to a successful acquisition of ImagicTV by Alcatel and believe that we will be better positioned to meet the evolving needs of our customers as part of Alcatel.

                                                 Yours truly,
                                                 /s/ Peter G. Jollymore
                                                 Chairman of the Board

                                 IMAGICTV INC.
                    (incorporated under the laws of Canada)

                  NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

    To the holders of common shares and holders of options of ImagicTV Inc. (collectively, the "ImagicTV Securityholders"):

    NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders of common shares ("ImagicTV Common Shares") and options ("ImagicTV Options") of ImagicTV Inc. ("ImagicTV") will be held in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John, New Brunswick E2L 4W3, Canada on Wednesday, April 23, 2003 at 9:00 a.m. (Atlantic time), for the following purposes:

1. to consider, pursuant to an order (the "Interim Order") of the Superior Court of Justice (Ontario) dated March 21, 2003, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") pursuant to section 192 of the CANADA BUSINESS CORPORATIONS ACT pursuant to which Alcatel, through a subsidiary, will become the owner of all of the ImagicTV Common Shares that it does not currently hold directly or indirectly, all as more particularly described in the accompanying Management Proxy Circular (the "Circular") of ImagicTV; and

2. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

    The board of directors of ImagicTV has fixed March 24, 2003 as the record date for determining the holders of ImagicTV Common Shares and ImagicTV Options who are entitled to receive notice of, and to vote at, the Meeting. ImagicTV Securityholders shall only be entitled to vote their ImagicTV Common Shares and ImagicTV Options held as of the Record Date.

    The Arrangement is described in the accompanying Circular. The full text of the Arrangement Resolution is set out in Appendix A to the Circular.

    This notice is accompanied by the Circular and applicable forms of proxy (the "Forms of Proxy"), a blue form for holders of ImagicTV Common Shares and a yellow form for holders of ImagicTV Options. A copy of each such document, to the extent required, has been sent to each director of ImagicTV, each ImagicTV Securityholder entitled to notice of the Meeting and to ImagicTV's auditors and has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, as well as with the Director under the CANADA BUSINESS CORPORATIONS ACT, the Securities and Exchange Commission in the United States, the Toronto Stock Exchange and The Nasdaq SmallCap Market. A form of letter of transmittal will be mailed to registered ImagicTV Shareholders by The Bank of New York, as exchange agent for the Arrangement, shortly after distribution of the Circular.

    Registered ImagicTV Shareholders and ImagicTV Optionholders, whether or not planning to attend the Meeting in person, are requested to execute and return the appropriate Form of Proxy in the envelope provided for that purpose. ImagicTV Common Shares held through intermediaries can only be voted at the Meeting by following instructions received from the intermediary through which such shares are held. Proxies to be used at the Meeting must be mailed in the enclosed envelope or hand delivered to ImagicTV Inc., c/o CIBC Mellon Trust Company, Attention: Proxy Department, PO Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5 Canada, submitted by facsimile to the following number: 416-368-2502 or received by the Corporate Secretary of ImagicTV at One Brunswick Square, PO
Box 303, Saint John, New Brunswick E2L 3Y2, Canada before 5:00 p.m. (Atlantic time) on April 22, 2003 or the last business day preceding the date of any adjournment of the Meeting, if applicable, or deposited with the Chair of the Meeting before the commencement of the Meeting or any adjournment thereof. Enquiries regarding Forms of Proxy can be made to the CIBC Mellon Trust Company AnswerLine at 1-800-387-0825 or 416-643-5500.

                                                 By Order of the Board
                                                 /s/ Sue MacQuarrie
                                                 Corporate Secretary

March 25, 2003

                               TABLE OF CONTENTS

                                               PAGE
                                             --------
SUMMARY....................................         1

  The Transaction..........................         1

  ImagicTV.................................         2

  Alcatel..................................         2

  After the Transaction....................         2

  Recommendation of the Board
    of Directors...........................         3

  Opinion of ImagicTV's Financial
    Advisor................................         3

  Shareholder Lock-up Agreements...........         3

  Alcatel Agreement to Vote................         4

  Approvals Required.......................         4

  The Arrangement Agreement................         5

  Effective Time of the Transaction........         6

  Stock Exchange Listings..................         6

  Procedures for Exchange of
    Share Certificates.....................         7

  Dissent Rights...........................         7

  Risk Factors.............................         7

  Certain Income Tax Considerations for
    ImagicTV Securityholders...............         7

  Forward Looking Statements...............         8

GLOSSARY OF TERMS..........................         9

EXCHANGE RATES.............................        16

INFORMATION CONCERNING FORWARD LOOKING
  STATEMENTS...............................        17

INFORMATION PROVIDED BY ALCATEL............        18

INFORMATION CONCERNING THE MEETING.........        18

  Solicitation of Proxies..................        18

  Voting by Proxy..........................        18

  Beneficial Holders of ImagicTV
    Common Shares..........................        19

  Revocation of Proxies....................        20

  Outstanding ImagicTV Securities..........        20

  Record Date and Entitlement to Vote......        20

  Principal Holders........................        21

  Required Approvals.......................        21

  Dissenting Shareholder Rights............        21

THE TRANSACTION............................        22

  General..................................        22

  Background...............................        24

  Recommendation of the Board
    of Directors...........................        25

  Opinion of ImagicTV's Financial
    Advisor................................        26

                                               PAGE
                                             --------

  ImagicTV Securityholder Approval and the
    Special Meeting........................        27

  Court Approval of the Arrangement and
    Completion of the Transaction..........        28

  Stock Exchange Listings..................        28

  Regulatory Matters.......................        29

  Interests of Certain ImagicTV Directors,
    Officers and Employees in the
    Transaction............................        31

  Shareholder Lock-up Agreements...........        31

  Alcatel Agreement to Vote................        32

THE ARRANGEMENT AGREEMENT..................        32

  Representations and Warranties...........        32

  Covenants................................        32

  Covenants Regarding Non-Solicitation.....        33

  Conditions to the Transaction............        34

  Termination and Payment of Break Fees and
    Expenses...............................        36

TRANSACTION MECHANICS......................        36

  The Arrangement..........................        36

  Procedures for Exchange of Share
    Certificates by ImagicTV
    Shareholders...........................        38

  No Fractional Alcatel Class A ADSs.......        38

INFORMATION RELATING TO IMAGICTV...........        39

  General..................................        39

  Business Overview........................        39

  The ImagicTV Solution....................        39

  Products and Services....................        40

  Research and Development.................        40

  Customers................................        41

  Competition..............................        41

  Employees................................        41

  Further Information Regarding ImagicTV...        41

INFORMATION RELATING TO ALCATEL............        41

  Business of Alcatel......................        41

  Alcatel's Share Ownership................        44

  Legal Matters............................        49

  Alcatel Related Party Transactions.......        50

  Alcatel's Securities in Escrow...........        51

  Indebtedness of Alcatel's Directors and
    Officers...............................        51

  Further Information Regarding Alcatel....        51

ALCATEL AND IMAGICTV AFTER
  THE TRANSACTION..........................        52

  General..................................        52

                                               PAGE
                                             --------
  Benefits of the Transaction..............        52

  Directors and Officers...................        52

  Principal Holders of Securities..........        52

  Auditors.................................        52

  Transfer Agents and Registrars...........        52

RISK FACTORS...............................        53

ALCATEL CAPITAL STOCK......................        55

  General Share Capital Matters............        55

  Alcatel Class A Shares and Alcatel
    Class A ADSs...........................        56

  Changes in Share Capital.................        59

  Description of the Alcatel Class A
    ADSs...................................        61

  Dividends, Other Distributions and
    Rights.................................        62

IMAGICTV AUTHORIZED SHARE CAPITAL..........        65

  ImagicTV Common Shares...................        66

  ImagicTV Preferred Shares................        66

COMPARATIVE MARKET PRICE AND TRADING VOLUME
  DATA.....................................        66

  Alcatel Class A ADSs.....................        66

  Alcatel Class A Shares...................        67

  ImagicTV Common Shares...................        67

TAX CONSIDERATIONS FOR IMAGICTV
  SECURITYHOLDERS..........................        68

  Canadian Federal Income Tax
    Considerations.........................        68

  United States Federal Income Tax
    Considerations.........................        72

  French Tax Considerations................        75

  COMPARISON OF SHAREHOLDER RIGHTS.........        78

  Election of Directors....................        78

  Calling a Shareholders' Meeting..........        79

  Shareholders' Meetings...................        79

  Vote Required for Extraordinary
    Transactions...........................        80

  Dividends................................        81

  Amendment to Governing Documents.........        81

  Shareholder Actions by Written Consent...        82

  Shareholders' Proposals..................        82

  Preferential Subscription Rights.........        83

  Dissenters' Rights.......................        83

  Oppression Remedy........................        83

  Derivative Action........................        84

                                               PAGE
                                             --------

  Director Qualifications..................        85

  Fiduciary Duties of Directors............        86

  Conflict-of-Interest Transactions........        86

  Indemnification of Officers and
    Directors..............................        87

DISSENTING SHAREHOLDER RIGHTS..............        88

CERTAIN REGULATORY AND LEGAL MATTERS.......        90

ENFORCEABILITY OF CIVIL LIABILITIES........        90

AUDITORS...................................        91

APPROVAL OF CIRCULAR BY IMAGICTV BOARD OF
  DIRECTORS................................        91

APPENDIX A ARRANGEMENT RESOLUTION

APPENDIX B PLAN OF ARRANGEMENT

APPENDIX C ARRANGEMENT AGREEMENT

APPENDIX D NOTICE OF APPLICATION

APPENDIX E INTERIM ORDER

APPENDIX F CIBC WORLD MARKETS FAIRNESS OPINION

APPENDIX G-1 IMAGICTV ANNUAL REPORT ON FORM 20-F FOR
  FISCAL YEAR ENDED FEBRUARY 28, 2002

APPENDIX G-2 INTERIM FINANCIAL STATEMENTS OF IMAGICTV
  FOR FIRST FISCAL QUARTER ENDED MAY 31, 2002

APPENDIX G-3 INTERIM FINANCIAL STATEMENTS OF IMAGICTV
  FOR SECOND FISCAL QUARTER ENDED AUGUST 31, 2002

APPENDIX G-4 INTERIM FINANCIAL STATEMENTS OF IMAGICTV
  FOR THIRD FISCAL QUARTER ENDED NOVEMBER 30, 2002

APPENDIX H-1 ALCATEL ANNUAL REPORT ON FORM 20-F FOR
  FISCAL YEAR ENDED DECEMBER 31, 2001

APPENDIX H-2 ALCATEL UNAUDITED CONSOLIDATED INTERIM
  FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
  JUNE 30, 2002 AND 2001

APPENDIX H-3 ALCATEL CONSOLIDATED ANNUAL FINANCIAL
  STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002,
  2001 AND 2000

APPENDIX I SECTION 190 OF THE CBCA

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS CIRCULAR. THE SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE IN THIS CIRCULAR AND IN THE ATTACHED APPENDICES. IMAGICTV SECURITYHOLDERS SHOULD READ THE ENTIRE CIRCULAR, INCLUDING THE APPENDICES. CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE GLOSSARY OF TERMS OR ELSEWHERE IN THIS CIRCULAR. IN THIS CIRCULAR, DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED.

THE TRANSACTION

    The Plan of Arrangement provides for the acquisition by Alcatel or Alcatel Acquireco of all of the ImagicTV Common Shares not already held directly or indirectly by Alcatel in a transaction in which each ImagicTV Shareholder will receive a number of Alcatel Class A ADSs equal to the number of ImagicTV Common Shares held by such shareholder as of the Effective Time multiplied by the Exchange Ratio. The Exchange Ratio is 0.1733, subject to adjustment, depending upon determination of the Effective Date Average ADS Price. As at February 6, 2003, the Exchange Ratio provided that each ImagicTV Common Share would have been exchanged for Alcatel Class A ADSs equal in value to $1.20 per ImagicTV Common Share. Due to fluctuations in the market price of Alcatel Class A ADSs and adjustments that may occur to the Exchange Ratio, the value per ImagicTV Common Share at the Effective Time may differ from $1.20. See the definition of "Exchange Ratio" in the "Glossary of Terms" for further detail of the adjustments to the Exchange Ratio and see "The Transaction -- General" for additional examples of the calculation of the share value resulting upon application of the Exchange Ratio.

    Alcatel Class A ADSs are Alcatel Class A American Depositary Shares that each represent one underlying Alcatel Class A Share. Alcatel ADRs are Alcatel Class A American Depositary Receipts, being certificates representing Alcatel Class A ADSs.

    The Plan of Arrangement also provides that all ImagicTV Options outstanding as of the Effective Time will, by virtue of the Arrangement, represent Revised Options entitling the holder to acquire a number of Alcatel Class A Shares based upon the Exchange Ratio.

EXCHANGE OF IMAGICTV COMMON SHARES

    At the Effective Time, Alcatel Acquireco will become the registered holder of all ImagicTV Common Shares not currently held by Alcatel Canada (other than those held by Dissenting Shareholders). Also at the Effective Time, as a result of certain steps described herein, Alcatel shall cause Alcatel Acquireco to subscribe for ORAs and to deliver to the ImagicTV Trust that number of ORAs sufficient to satisfy the number of Alcatel Class A ADSs required to be delivered in exchange for the ImagicTV Common Shares in accordance with the Plan of Arangement. The ImagicTV Trustee shall thereupon immediately request the redemption of such ORAs for Alcatel Class A Shares and direct Alcatel to deliver Alcatel Class A ADSs to the Alcatel Depositary.

    The Alcatel Depositary will in turn issue Alcatel ADRs representing a whole number of Alcatel Class A ADSs upon receipt of a duly completed Letter of Transmittal, certificates representing ImagicTV Common Shares and other required documentation from Persons who were Registered ImagicTV Shareholders immediately prior to the Effective Time. See "The Transaction" and "Transaction Mechanics".

IMAGICTV OPTIONS TO REPRESENT REVISED OPTIONS

    Each ImagicTV Option outstanding as of the Effective Time will, by virtue of the Arrangement, represent a Revised Option. Each Revised Option will entitle the holder thereof to purchase a number of Alcatel Class A Shares equal to the product of the Exchange Ratio multiplied by the number of ImagicTV Common Shares subject to such ImagicTV Option. The Revised Option will provide for an exercise price per Alcatel Class A Share in Euros equal to (i) the exercise price per ImagicTV Common Share of such ImagicTV Option immediately prior to the Effective Time, divided by the Exchange Ratio, multiplied by (ii) the Euro Exchange Rate. All other terms of the ImagicTV Options will remain unchanged. See "The Transaction" and "Transaction Mechanics".

IMAGICTV

    ImagicTV provides infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. ImagicTV was incorporated in December 1997 and began operations in January 1998. ImagicTV delivered its DTV Manager software product to its first customer in December 1998.

    For more information, see: (i) ImagicTV's Annual Report on Form 20-F for the fiscal year ended February 28, 2002, as set out at Appendix G-1 to this Circular; (ii) ImagicTV's interim financial statements for first fiscal quarter ended May 31, 2002, as set out at Appendix G-2 to this Circular;
(iii) ImagicTV's interim financial statements for second fiscal quarter ended August 31, 2002, as set out in Appendix G-3 to this Circular; and
(iv) ImagicTV's interim financial statements for third fiscal quarter ended November 30, 2002, as set out in Appendix G-4 to this Circular. Also see "Information Relating to ImagicTV".

ALCATEL

    Alcatel is a French company headquartered in Paris, France. The address of Alcatel's principal executive office is 54 rue La Boetie, 75008 Paris, France. Alcatel is a leading provider of end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user. In telecommunications network equipment as well as Alcatel's expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With approximately 76,000 employees located in 130 countries, and consolidated net sales of E16,547 million in 2002, Alcatel is recognized as the world leader in DSL, based on lines shipped according to market studies by research and consulting firms specializing in the telecommunications industry, and was one of the leaders in terms of sales in all of its primary business segments: high-speed Internet access, terrestrial and submarine optical networks and intelligent networking. Alcatel's customers are telecommunications operators and Internet service providers as well as businesses and consumers.

    For more information, see: (i) Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 as set out at Appendix H-1 to this Circular;
(ii) the unaudited consolidated interim financial statements of Alcatel and the unaudited combined interim financial statements of its Optronics division for the six months ended June 30, 2002 and 2001, as set out in Appendix H-2 to this Circular; and (iii) the audited consolidated financial statements of Alcatel for the fiscal years ended December 31, 2002, 2001 and 2000, including unaudited consolidated financial information for the fourth quarters of 2002 and 2001 and audited combined financial statements of its Optronics division for the fiscal years ended December 31, 2002, 2001 and 2000 (not reconciled to U.S. GAAP) as set out in Appendix H-3 to this Circular. Also see "Information Relating to Alcatel".

    ALCATEL INTENDS TO FILE ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 WITH THE SEC NO LATER THAN MARCH 31, 2003, WHICH DOCUMENT WILL CONTAIN A RECONCILIATION TO U.S. GAAP, AS REQUIRED BY U.S. LAW, IN THE NOTES TO SUCH FINANCIAL STATEMENTS. SUCH ANNUAL REPORT ON FORM 20-F WILL BE AVAILABLE ON ALCATEL'S WEBSITE (WWW.ALCATEL.COM) WITHIN THREE BUSINESS DAYS OF SUCH FILING WITH THE SEC. IMAGICTV SECURITYHOLDERS ARE ENCOURAGED TO REVIEW SUCH ANNUAL REPORT ON FORM 20-F.

AFTER THE TRANSACTION

    Alcatel, through Alcatel Canada, currently owns 3,986,856 ImagicTV Common Shares. Based on the number of ImagicTV Common Shares outstanding on March 24, 2003 and Alcatel Class A Shares outstanding on December 31, 2002 and assuming no adjustment to the Exchange Ratio, immediately following the

                                       2
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completion of the Transaction, the former holders of ImagicTV Common Shares
(excluding Alcatel Canada) would hold an aggregate of approximately 3,602,623 Alcatel Class A ADSs representing approximately 0.3% of the outstanding Alcatel Class A Shares.

    Upon completion of the Transaction, Alcatel will, through its Affiliates, own all of the ImagicTV Common Shares. ImagicTV is expected to continue to be a corporation governed by the CBCA. The registered office of ImagicTV is expected to remain located at One Brunswick Square, Saint John, New Brunswick E2L 3Y2, Canada. Following completion of the Transaction, the business of ImagicTV is expected to be operated in combination with the existing business of Alcatel's Fixed Communications Group. See "Alcatel and ImagicTV After the Transaction".

RECOMMENDATION OF THE BOARD OF DIRECTORS

    With interested directors declaring their interests and refraining from voting, the Board of Directors unanimously approved the execution and delivery of the Arrangement Agreement. The Board of Directors recommends that ImagicTV Securityholders vote FOR the Arrangement Resolution at the Meeting. Each of the directors of ImagicTV who is an ImagicTV Securityholder has advised ImagicTV that he intends to vote the ImagicTV Common Shares and any ImagicTV Options held by him in favour of the Arrangement Resolution at the Meeting. See "The Transaction -- Background" and "The Transaction -- Recommendation of the Board of Directors".

    IMAGICTV SECURITYHOLDERS SHOULD BE AWARE THAT THE MARKET PRICE OF THE ALCATEL CLASS A ADSS AT THE EFFECTIVE DATE WILL LIKELY VARY FROM THE MARKET PRICE AT THE TIME OF THE ANNOUNCEMENT OF THE ARRANGEMENT AND THE MARKET PRICE ON THE DATE OF THIS CIRCULAR WHICH WILL IMPACT THE VALUE OF THE CONSIDERATION WHICH IMAGICTV SECURITYHOLDERS WILL RECEIVE IF THE ARRANGEMENT IS COMPLETED.

OPINION OF IMAGICTV'S FINANCIAL ADVISOR

    CIBC World Markets has provided its opinion to the Board of Directors that, as of February 6, 2003, and based upon and subject to the assumptions, qualifications and limitations set forth in the CIBC World Markets Fairness Opinion, the consideration offered by Alcatel to ImagicTV Shareholders in the Transaction is fair, from a financial point of view, to such holders. The CIBC World Markets Fairness Opinion does not in any manner address the prices at which Alcatel Class A ADSs or Alcatel Class A Shares will trade following the consummation of the Transaction, and CIBC World Markets expressed no opinion or recommendation as to how the ImagicTV Securityholders should vote at the Meeting. See "The Transaction -- Opinion of ImagicTV's Financial Advisor" and the complete text of the CIBC World Markets Fairness Opinion set out in Appendix F to this Circular, which should be read in its entirety.

SHAREHOLDER LOCK-UP AGREEMENTS

    Each of Aliant Inc., Whitecastle, 3841553 Canada Inc., Gerald L. Pond, Marcel LeBrun, Jeffrey P. White, G. Reid Parker and Peter G. Jollymore, holding in the aggregate more than 49.4% of all outstanding ImagicTV Common Shares and approximately 47.4% of all outstanding ImagicTV Common Shares (including shares subject to ImagicTV Options) as of March 24, 2003, have entered into Shareholder Lock-up Agreements with Alcatel. On or about March 24, 2003, Whitecastle transferred all of its ImagicTV Common Shares to certain related entities, each of whom agreed to be bound by the Shareholder Lock-up Agreement to which Whitecastle is a party. Pursuant to such agreements, each Locked-up Shareholder, among other things, undertook to vote in favour of the Arrangement Resolution or cause to be voted all ImagicTV Common Shares and ImagicTV Options, if any, beneficially owned by them in favour of the Transaction, except in certain circumstances. The Shareholder Lock-up Agreements also place certain restrictions on the applicable Locked-up Shareholder with respect to other actions, including, directly or indirectly, negotiating with, soliciting, initiating or encouraging the submission of proposals or offers from any other Person, entity or group relating to an Acquisition Proposal. See "The Transaction -- Shareholder Lock-up Agreements".

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ALCATEL AGREEMENT TO VOTE

    Pursuant to the Arrangement Agreement, Alcatel has agreed to vote all of its ImagicTV Common Shares at the Meeting in favour of the Arrangement Resolution. Through Alcatel Canada, Alcatel holds 14.5% of all outstanding ImagicTV Common Shares (including shares subject to ImagicTV Options) as of March 24, 2003 which, together with securities held by the Locked-up Shareholders, represents 61.9% of all ImagicTV Common Shares (including shares subject to ImagicTV Options) outstanding on such date.

APPROVALS REQUIRED

IMAGICTV SECURITYHOLDER APPROVAL

    The Meeting will be held on Wednesday, April 23, 2003 in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John, New Brunswick
E2L 4W3, Canada at 9:00 a.m. (Atlantic time). At the Meeting, the ImagicTV Securityholders will be asked to approve the Arrangement Resolution. Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least
66 2/3% of the votes cast by ImagicTV Shareholders and ImagicTV Optionholders, voting together as a single class, in person or by proxy at the Meeting. In addition, pursuant to Rule 61-501 and Policy Q-27, the Arrangement Resolution must be approved by at least a majority of the Minority Shareholders present or voting by proxy at the Meeting. See "The Transaction -- ImagicTV Securityholder Approval and the Special Meeting" and "Information Concerning the
Meeting -- Required Approvals".

COURT APPROVAL

    An arrangement under the CBCA requires court approval. Prior to the mailing of the Circular, ImagicTV obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. Subject to the approval of the Arrangement Resolution by the ImagicTV Securityholders at the Meeting and the satisfaction of certain other conditions, the hearing in respect of the Final Order is scheduled to take place on Thursday, April 24, 2003 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario, Canada. Any ImagicTV Securityholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order at Appendix D and satisfy any other requirements of the Court. In the event such hearing is adjourned, then, subject to further order of the Court, only those Persons having previously served a notice of appearance pursuant to the Interim Order shall be given notice of the adjournment date. See "The
Transaction -- Court Approval of the Arrangement and Completion of the Transaction", the Notice of Application at Appendix D and the Interim Order at Appendix E.

REGULATORY APPROVALS

    The completion of the Arrangement is subject to obtaining certain governmental consents and approvals (including the Regulatory Approvals). The Arrangement constitutes a notifiable transaction under the COMPETITION ACT (Canada) and in this regard an advanced ruling certificate was issued on February 28, 2003. Exemptions from applicable Canadian Securities Administrators have been obtained to permit certain financial statements of Alcatel to be included in the Circular that have not been prepared or reconciled to Canadian GAAP and to permit executive compensation disclosure in respect of Alcatel only as required by French law. Exemption orders or approvals are required from Canadian Securities Administrators, among other things, to permit the issuance and resale of the Alcatel Class A ADSs and the issuance and resale of certain of the Alcatel Class A Shares issuable upon exercise of the Revised Options. Approval of the NYSE is required for the listing of the Alcatel Class A ADSs to be issued under the Arrangement. Approval of the COB is required for the listing of the Alcatel Class A Shares to be issued under the Arrangement.

    While there can be no assurance that the necessary governmental consents and approvals (including the Regulatory Approvals) will be obtained prior to the Meeting, or at all, ImagicTV and Alcatel are seeking to obtain the necessary Regulatory Approvals on satisfactory terms or to satisfactorily resolve all such regulatory

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requirements. ImagicTV and Alcatel are seeking to ensure that all Regulatory
Approvals will have been obtained on satisfactory terms or otherwise satisfactorily resolved by the time of or shortly after the Meeting. See "The Transaction -- Stock Exchange Listings" and "The Transaction -- Regulatory Matters".

THE ARRANGEMENT AGREEMENT

COVENANTS REGARDING NON-SOLICITATION

    ImagicTV has agreed, except as otherwise provided for in the Arrangement Agreement, that it will not, directly or indirectly, through any officer, director, employee, shareholder, representative or agent of ImagicTV or any of its subsidiaries, among other things: (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into of any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal;
(iii) approve or recommend any Acquisition Proposal; or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal.

    Notwithstanding the foregoing, the Arrangement Agreement does not prevent the Board of Directors from complying with ImagicTV's disclosure obligations under applicable Laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, among other things, in relation to an unsolicited BONA FIDE written Acquisition Proposal that is a Superior Proposal, subject to certain requirements to notify Alcatel.

    ImagicTV is entitled, subject to Alcatel's right to terminate the Arrangement Agreement and to the payment of the Break Fee in the amount of $625,000 and certain expenses in certain instances, to accept, approve or recommend or enter into any agreement, understanding or arrangement with respect to an unsolicited Superior Proposal if, and only if: (i) it has provided Alcatel with a copy of the Superior Proposal document; (ii) ImagicTV and the Superior Proposal comply with the terms of the Arrangement Agreement; and (iii) five Business Days shall have elapsed from the later of the date Alcatel received written notice advising Alcatel that the Board of Directors has resolved to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Alcatel received a copy of such Superior Proposal, during which five Business Day period Alcatel and ImagicTV shall have certain customary rights and obligations. See "The Arrangement Agreement -- Covenants Regarding Non-Solicitation".

CONDITIONS TO THE TRANSACTION

    The obligations of Alcatel and ImagicTV to complete the Transaction are subject to the satisfaction or waiver, where permissible, of certain customary conditions set forth in the Arrangement Agreement, including obtaining approval of the Arrangement Resolution by ImagicTV Securityholders, approval of the Arrangement by the Court and the receipt of the Regulatory Approvals. See "The Arrangement Agreement -- Conditions to the Transaction".

TERMINATION AND PAYMENT OF BREAK FEES AND EXPENSES

    The termination and Break Fee events and payments, as the case may be, under the Arrangement Agreement include the following:

    (a) the Arrangement Agreement may be terminated by ImagicTV or Alcatel, as the case may be, if certain conditions set out in the Arrangement Agreement are not satisfied on or before the Effective Date;

    (b) the Arrangement Agreement may be terminated by mutual agreement of ImagicTV and Alcatel;

    (c) the Arrangement Agreement may be terminated by ImagicTV or Alcatel, as the case may be, if any Law is passed that makes consummation of the Transaction illegal or otherwise prohibited or if any final and non-appealable judgement or decision of a governmental entity prevents completion of the Transaction;

    (d) the Arrangement Agreement may be terminated by Alcatel in certain instances if: (i) the Board of Directors has failed to recommend or has withdrawn, modified or changed its approval or recommendation of the Arrangement Agreement or the Arrangement; (ii) the Board of Directors shall have approved or recommended any Acquisition Proposal; or
       (iii) ImagicTV has entered into an agreement, understanding or arrangement with respect to a Superior Proposal;

    (e) the Arrangement Agreement may be terminated by ImagicTV at any time prior to the Effective Date if, on the third day prior to the Effective Date, the product of the Exchange Ratio multiplied by the Effective Date Average ADS Price is less than $1.00;

    (f) the Arrangement Agreement will automatically terminate if the Effective Date does not occur by May 30, 2003 or such later date as may be agreed to by ImagicTV and Alcatel;

    (g) if the Arrangement Agreement is terminated: (i) by Alcatel pursuant to the circumstances described in (d) above; (ii) by Alcatel, ImagicTV or automatically as a result of the requisite approval by ImagicTV Securityholders not being obtained at the Meeting; or
       (iii) automatically upon the Effective Date not occurring on or prior to May 30, 2003 and in any case, an Acquisition Proposal has been made by a Person prior to holding the Meeting, then ImagicTV will pay Alcatel the Break Fee of $625,000, together with reimbursement of Alcatel's out-of-pocket costs and expenses up to an aggregate maximum of $1.25 million; and

    (h) if ImagicTV or Alcatel terminate the Arrangement Agreement pursuant to certain conditions set out in the Arrangement Agreement not being satisfied, or the Arrangement Agreement terminates automatically on May 30, 2003, in each case as a result of not having obtained the requisite approval by ImagicTV Securityholders at the Meeting, then except in circumstances where the Break Fee is payable, ImagicTV will reimburse Alcatel's out-of-pocket costs and expenses in connection with the Transaction, to a maximum of $1 million.

The Break Fee and/or the expenses of Alcatel are not payable in certain instances relating to a material breach of a covenant or a material misrepresentation by Alcatel under the Arrangement Agreement. See "The Arrangement Agreement -- Termination and Payment of Break Fees and Expenses".

EFFECTIVE TIME OF THE TRANSACTION

    The Transaction is expected to be completed as soon as practicable after the requisite approvals of the ImagicTV Securityholders and the Court have been obtained and all Regulatory Approvals and other applicable conditions precedent to the Transaction have been satisfied or waived. See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction" and "The Arrangement Agreement -- Conditions to the Transaction".

STOCK EXCHANGE LISTINGS

    The ImagicTV Common Shares will be delisted from the TSX and Nasdaq following the Effective Date. Alcatel Class A ADSs are listed for trading on the NYSE. Alcatel will apply to the NYSE to list the Alcatel Class A ADSs to be issued pursuant to the Arrangement, subject to the satisfaction of customary requirements of the NYSE.

    The Alcatel Class A Shares are listed on the PSE and on certain other non-North American stock exchanges and markets. The COB will be notified of the proposed Arrangement and Alcatel will apply to the PSE to list the Alcatel Class A Shares underlying the Alcatel Class A ADSs to be issued pursuant to the Arrangement and the Alcatel Class A Shares issuable upon exercise of Revised Options, subject to the satisfaction of the customary requirements of the PSE. See "The Transaction -- Stock Exchange Listings".

PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES

    If the requisite approvals are obtained from the ImagicTV Securityholders, the Court and certain regulatory authorities, all conditions are satisfied or waived and the Arrangement is completed, Registered ImagicTV Shareholders will be required to complete and deliver a Letter of Transmittal together with their certificate or certificates representing ImagicTV Common Shares and all other required documents in order to exchange their ImagicTV Common Shares for Alcatel ADRs representing Alcatel Class A ADSs. A Letter of Transmittal will be mailed by the Exchange Agent shortly after delivery of the Circular to Registered ImagicTV Shareholders. Registered ImagicTV Shareholders are advised to review carefully the information under the heading "Transaction Mechanics -- Procedures for Exchange of Share Certificates by ImagicTV Shareholders" for a more detailed description of the procedures to be followed by Registered ImagicTV Shareholders in order to obtain the certificates representing the Alcatel ADRs representing Alcatel Class A ADSs issuable under the Arrangement.

    ImagicTV Shareholders whose ImagicTV Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in delivering share certificates representing those ImagicTV Common Shares. See "Transaction Mechanics -- Procedures for Exchange of Share Certificates by ImagicTV Shareholders".

DISSENT RIGHTS

    Registered ImagicTV Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their ImagicTV Common Shares by Alcatel. The Dissent Procedures require that a Registered ImagicTV Shareholder who wishes to dissent must deliver a Dissent Notice to ImagicTV c/o CIBC Mellon Trust Company, PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5, Canada or submit it by facsimile to the following number: 416-368-2502 in either case not later than 5:00 p.m. (Toronto time) on April 22, 2003. It is important that Registered ImagicTV Shareholders strictly comply with this requirement in order to take advantage of their Dissent Rights. A Beneficial Holder will not be entitled to exercise its rights of dissent unless the ImagicTV Common Shares it beneficially owns are re-registered in the name of such Beneficial Holder. ImagicTV Optionholders are not entitled to Dissent Rights. An ImagicTV Optionholder may exercise vested options and then exercise Dissent Rights in respect of the ImagicTV Common Shares received upon exercise, provided, however, such holder complies with the Dissent Procedures not later than the deadline described above. See "Information Concerning the Meeting -- Dissenting Shareholder Rights" and "Dissenting Shareholder Rights" for a description of the Dissent Procedures, which differ from the dissent procedures applicable to certain other fundamental changes under the CBCA.

RISK FACTORS

    There are certain risk factors that should be considered by ImagicTV Securityholders in evaluating whether to vote in favour of the Arrangement Resolution. Certain of these risk factors relate directly to the Transaction, while others relate to the business of each of Alcatel and ImagicTV, independent of the Transaction. See "Risk Factors".

CERTAIN INCOME TAX CONSIDERATIONS FOR IMAGICTV SECURITYHOLDERS

    ImagicTV Securityholders should read carefully the information under "Tax Considerations for ImagicTV Securityholders", which qualifies the information set forth below, and should consult their tax advisors.

CANADA

    A Canadian Resident who holds ImagicTV Common Shares as capital property and who under the Arrangement transfers ImagicTV Common Shares to Alcatel Acquireco in exchange for Alcatel Class A ADSs will generally realize a capital gain (or capital loss).

    An ImagicTV Shareholder who is not a Canadian Resident will not generally be subject to tax under the Canadian Tax Act in respect of the transfer of ImagicTV Common Shares to Alcatel Acquireco in exchange for Alcatel Class A ADSs pursuant to the Arrangement.

    ImagicTV Optionholders who hold Revised Options as a result of the Arrangement may be subject to income tax consequences. See "Tax Considerations for ImagicTV Securityholders -- Canadian Federal Income Tax Considerations".

UNITED STATES

    The U.S. federal income tax treatment of the exchange of ImagicTV Common Shares for Alcatel Class A ADSs by a U.S. Holder pursuant to the Arrangement is not entirely clear. It is expected that such exchange will be a taxable transaction for United States federal income tax purposes, and ImagicTV and Alcatel expect to take positions on any U.S. tax returns consistent with such treatment. However, if no Dissenting Shareholder makes a Demand for Payment resulting in an exchange of ImagicTV Common Shares for cash, it is possible that the Arrangement could constitute a "reorganization" for United States federal income tax purposes. In that circumstance, U.S. Holders who exchange ImagicTV Common Shares for Alcatel Class A ADSs, subject to certain exceptions, would recognize no gain or loss as a result of the Arrangement. See "Tax Considerations for ImagicTV Securityholders -- United States Federal Income Tax Considerations" and "Dissenting Shareholder Rights".

FRANCE

    Except in the case of holders who have their tax residence outside France and who directly or indirectly hold 25% or more of the shares of Alcatel, any capital gains realized upon a sale of Alcatel Class A Shares received upon an exchange of Alcatel Class A ADSs would not be taxable capital gains under the laws of France.

    Subject to the applicable tax treaty between France and the jurisdiction of residence of the holder of Alcatel Class A ADSs, dividends paid by Alcatel may be subject to a 25% withholding tax in France (subject to reduction under the applicable tax treaty). The recipient may, however, be entitled to receive a tax credit (AVOIR FISCAL) from the French Treasury in respect of such dividends. See "Tax Considerations for ImagicTV Securityholders -- French Tax Considerations".

FORWARD LOOKING STATEMENTS

    ImagicTV cautions that certain statements in this Circular, and the attached Appendices, may be forward-looking statements, including within the meaning of
Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. The forward-looking statements that may be contained in this Circular and the attached Appendices involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified in "Risk Factors". Additional information regarding these factors and other important factors that could cause actual results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements made by ImagicTV or Alcatel are qualified in their entirety by reference to the important factors discussed in "Risk Factors" and to those that may be discussed as part of particular forward-looking statements. Also see "Information Concerning Forward Looking Statements" and "Risk Factors" in Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 set out at Appendix H-1 to this Circular.

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                               GLOSSARY OF TERMS

    UNLESS THE CONTEXT OTHERWISE REQUIRES, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW WHEN USED IN THIS CIRCULAR. THESE DEFINED TERMS MAY HAVE MEANINGS OTHER THAN SET FORTH BELOW WHEN USED IN THE APPENDICES TO THIS CIRCULAR AND MAY NOT CONFORM EXACTLY TO THE DEFINED TERMS USED IN THE APPENDICES TO THIS CIRCULAR.

    "ACCEPTABLE OFFER" means a Superior Proposal providing for a per ImagicTV Common Share value, at the date of the Superior Proposal is made, in excess of $1.38.

    "ACQUISITION PROPOSAL" means any written or publicly announced proposal or offer made by any Person other than Alcatel (or any Affiliate of Alcatel, or any Person acting in concert with Alcatel or any Affiliate of Alcatel) with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, purchase of all or any material assets of, or any purchase of more than 5% of the equity (or rights thereto) of, or similar transaction involving ImagicTV or any of its subsidiaries, excluding the Arrangement.

    "AFFILIATE" has the meaning ascribed to "affiliated entity" within the meaning of OSC Rule 45-501 under the Securities Act, entitled "Exempt Distributions".

    "ALCATEL" means Alcatel, a corporation existing under the laws of France.

    "ALCATEL ACQUIRECO" means Lubelec, a corporation incorporated under the laws of France and a subsidiary of Alcatel.

    "ALCATEL ADRS" means the American Depositary Receipts of Alcatel representing Alcatel Class A ADSs, as described in "Alcatel Capital Stock".

    "ALCATEL CANADA" means Alcatel Canada Inc., an Affiliate of Alcatel.

    "ALCATEL CLASS A ADSS" means the Alcatel Class A American Depositary Shares, as described in "Alcatel Capital Stock".

    "ALCATEL CLASS A SHAREHOLDERS" means the holders of Alcatel Class A Shares (including, as the context requires, Alcatel Class A ADSs).

    "ALCATEL CLASS A SHARES" means the Class A shares in the capital of Alcatel, nominal value E2 per share.

    "ALCATEL CLASS O ADSS" means the Alcatel Class O American Depositary Shares.

    "ALCATEL CLASS O SHAREHOLDERS" means the holders of Alcatel Class O Shares (including, as the context requires, Alcatel Class O ADSs).

    "ALCATEL CLASS O SHARES" means the Class O shares in the capital of Alcatel, nominal value E2 per share.

    "ALCATEL DEPOSIT AGREEMENT" means the deposit agreement among Alcatel, The Bank of New York, as depository, and the holders from time to time of Alcatel ADRs, and any related agreements.

    "ALCATEL DEPOSITARY" means The Bank of New York, as depositary under the Alcatel Deposit Agreement.

    "ALCATEL SHARES" means the Alcatel Class A Shares and the Alcatel Class O Shares.

    "ARRANGEMENT" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or Article 5 of the Plan of Arrangement, or made at the direction of the Court (with the consent of both Alcatel and ImagicTV, each acting reasonably).

    "ARRANGEMENT AGREEMENT" means the arrangement agreement between Alcatel and ImagicTV made as of February 6, 2003, a copy of which is attached as Appendix C to this Circular, providing for, among other things, the Arrangement, as amended, supplemented and/or restated in accordance therewith.

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    "ARRANGEMENT RESOLUTION" means the special resolution of the ImagicTV
Securityholders concerning the Arrangement, substantially in the form and content set out in Appendix A to this Circular.

    "ARTICLES OF ARRANGEMENT" means the articles of arrangement of ImagicTV in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

    "BENEFICIAL HOLDER" means a holder of ImagicTV Common Shares who is not a Registered ImagicTV Shareholder.

    "BOARD OF DIRECTORS" means the board of directors of ImagicTV.

    "BREAK FEE" means the fee in the amount of $625,000, payable by ImagicTV to Alcatel under the circumstances described under the heading "The Arrangement Agreement -- Termination and Payment of Break Fees and Expenses".

    "BUSINESS DAY" means any day on which commercial banks are generally open for business in Toronto, Ontario, New York City, New York and Paris, France other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario, in New York City, New York or in Paris, France under applicable Laws.

    "CANADIAN GAAP" means generally accepted accounting principles in Canada.

    "CANADIAN RESIDENT" has the meaning set forth in "Tax Considerations for ImagicTV Securityholders -- Canadian Federal Income Tax Considerations".

    "CANADIAN SECURITIES ADMINISTRATORS" means the securities commissions and regulatory authorities in each of the provinces and territories of Canada.

    "CANADIAN TAX ACT" means the INCOME TAX ACT (Canada), as amended.

    "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended.

    "CCRA" means the Canada Customs and Revenue Agency.

    "CDS" means The Canadian Depository for Securities Limited.

    "CHAIR" means the chair of the Meeting.

    "CIBC WORLD MARKETS" means CIBC World Markets Inc.

    "CIBC WORLD MARKETS FAIRNESS OPINION" means the written opinion dated February 6, 2003 from CIBC World Markets addressed to the Board of Directors in connection with the Transaction, a copy of which is attached as Appendix F to this Circular.

    "CIRCULAR" means this management proxy circular, including all Appendices hereto, to be sent to ImagicTV Securityholders in connection with the Meeting.

    "COB" means the Commission des Operations de Bourse, of France.

    "CORALEC" means Coralec, a corporation incorporated under the laws of France and a subsidiary of Alcatel.

    "COURT" means the Superior Court of Justice (Ontario).

    "CVMQ" means the Commission des valeurs mobilieres du Quebec.

    "DEMAND FOR PAYMENT" means a written notice to ImagicTV by a Dissenting Shareholder demanding payment of the fair value of his, her or its ImagicTV Common Shares.

    "DIRECTOR" means the director appointed pursuant to section 260 of the CBCA.

    "DISSENT NOTICE" means a written objection to the Arrangement Resolution made by an ImagicTV Shareholder in accordance with the Dissent Procedures.

    "DISSENT PROCEDURES" means the procedures to exercise Dissent Rights described under the heading "Dissenting Shareholder Rights".

    "DISSENT RIGHTS" means the rights of a Registered ImagicTV Shareholder to dissent in respect of the Arrangement Resolution described under the heading "Dissenting Shareholder Rights".

    "DISSENTING SHAREHOLDER" means a Registered ImagicTV Shareholder who dissents in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

    "DSL" means digital subscriber line.

    "EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director in relation to the Articles of Arrangement giving effect to the Arrangement.

    "EFFECTIVE DATE AVERAGE ADS PRICE" means the simple average of the reported closing prices of Alcatel Class A ADSs on the NYSE during the ten consecutive NYSE trading days ending on the third day prior to the Effective Date.

    "EFFECTIVE TIME" means 12:00 noon (Toronto time) on the Effective Date.

    "EURO EXCHANGE RATE" means the simple average of the Bank of Canada noon exchange rate for Euros for each of the ten consecutive TSX trading days ending three days prior to the Effective Date.

    "EXCHANGE AGENT" means The Bank of New York, as depositary pursuant to the Plan of Arrangement.

    "EXCHANGE RATIO" means, subject to adjustment for any stock splits and like changes as provided in the Plan of Arrangement, 0.1733, provided that:
(a) except where clause (b) below applies, if 0.1733, when multiplied by the Effective Date Average ADS Price, is less than $1.00, then the Exchange Ratio will be $1.00 divided by the Effective Date Average ADS Price; (b) if the quotient of $1.00 divided by the Effective Date Average ADS Price is greater than 0.2022, then the Exchange Ratio will be 0.2022; and (c) if 0.1733, when multiplied by the Effective Date Average ADS Price, is greater than $1.30, then the Exchange Ratio will be $1.30 divided by the Effective Date Average ADS Price.

    "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both Alcatel and ImagicTV, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

    "FORMS OF PROXY" means the two forms of proxy distributed to ImagicTV Securityholders with this Circular, a blue form for use by ImagicTV Shareholders and a yellow form for use by ImagicTV Optionholders.

    "FRANCO-CANADIAN TAX TREATY" means the tax treaty entered into between France and Canada on May 2, 1975, as amended.

    "FRANCO-U.S. TAX TREATY" means the tax treaty entered into between France and the United States on August 31, 1994, as amended.

    "FRENCH CORPORATION LAW" means French Law n(o) 66-537 of July 24, 1966 and Decree n(o) 67-236 of March 23, 1967 on commercial companies, as amended and codified in the second chapter of the New Commercial Code on commercial companies and economic interest groupings.

    "FRENCH RESIDENT" means any person which is deemed to be a French resident for tax purposes under the provisions of the French Tax Code or any relevant bilateral tax treaty.

    "FRENCH RESIDENT COMPANY" means any company which is deemed to be a French resident for tax purposes under the provisions of the French Tax Code or any relevant bilateral tax treaty.

    "FRENCH TAX AUTHORITIES" means the central services of the French Ministry of Finance competent for the interpretation of French tax law and the local services of the French Ministry of Finance competent for assessing and reassessing French taxes.

    "FRENCH TAX CODE" means the "CODE GENERAL DES IMPOTS", which includes all tax legislation applicable in France.

    "FRENCH TREASURY" means the department of the French tax administration competent for collecting and reimbursing taxes due.

    "FRENCH GAAP" means generally accepted accounting principles in France.

    "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

    "IMAGICTV" means ImagicTV Inc., a corporation incorporated under the laws of Canada.

    "IMAGICTV ARTICLES" means the ImagicTV articles of incorporation, as amended and currently in force.

    "IMAGICTV BY-LAWS" means the ImagicTV by-laws, as currently in force.

    "IMAGICTV COMMON SHARES" means the common shares in the capital of ImagicTV.

    "IMAGICTV OPTIONS" means the options to purchase ImagicTV Common Shares granted under either of the ImagicTV Stock Option Plans.

    "IMAGICTV OPTIONHOLDERS" means the holders of ImagicTV Options.

    "IMAGICTV PREFERRED SHARES" means the preferred shares in the capital of ImagicTV.

    "IMAGICTV SECURITYHOLDERS" means, collectively, the ImagicTV Shareholders and the ImagicTV Optionholders.

    "IMAGICTV SHAREHOLDERS" means the holders of ImagicTV Common Shares.

    "IMAGICTV STOCK OPTION PLANS" means ImagicTV's initial share option plan of February 3, 1998, as amended and restated on December 17, 1999 and ImagicTV's 2000 share option plan of November 9, 2000.

    "IMAGICTV TRUST" means the trust to be established by ImagicTV for the benefit of the ImagicTV Shareholders in accordance with the terms of the ImagicTV Trust Agreement.

    "IMAGICTV TRUST AGREEMENT" means the trust agreement substantially in the form attached as Schedule G to the Arrangement Agreement.

    "IMAGICTV TRUSTEE" means BNY Trust Company of Canada, the trustee to be appointed by ImagicTV for the purposes of the ImagicTV Trust Agreement.

    "INTERIM ORDER" means the interim order of the Court in respect of the Arrangement, as the same may be amended, a copy of which is attached as Appendix E to this Circular.

    "LAWS" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body (including the OSC, the TSX, the PSE, Nasdaq, the NYSE, the SEC and the COB) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

    "LETTER OF TRANSMITTAL" means the letter of transmittal for use by Registered ImagicTV Shareholders which, when duly completed, shall be returned to the Alcatel Depositary.

    "LOCKED-UP SHAREHOLDERS" means, collectively, Aliant Inc., Whitecastle (together with certain related entities), 3841553 Canada Inc., Gerald L. Pond, Marcel LeBrun, Jeffrey P. White, G. Reid Parker and Peter G. Jollymore.

    "MATERIAL ADVERSE CHANGE" when used in connection with ImagicTV or Alcatel, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of Alcatel or its subsidiaries, taken as a whole, or ImagicTV or its subsidiaries, taken as a whole, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to such party and its subsidiaries taken as a whole, other than any change (i) resulting from an adverse change in the state of the Canadian, United States or French economies, political conditions or securities markets in general, or (ii) affecting the worldwide telecommunications software and equipment industries in general and which does not have a materially disproportionate impact on ImagicTV or Alcatel, as applicable, or (iii) in the trading price of ImagicTV Common Shares or Alcatel Class A Shares or Alcatel Class A ADSs, as applicable, either (A) related to the Arrangement or the announcement thereof, or (B) unrelated to any change, circumstance, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to ImagicTV and its subsidiaries taken as a whole or Alcatel and its subsidiaries taken as a whole, as applicable, and provided further that (X) any material adverse change in ImagicTV's relationship with either
TELUS Corporation (it being acknowledged that Alcatel will use its commercially reasonable efforts to assist ImagicTV in seeking to avoid any such change) or Saskatchewan Telecommunications shall be considered to be a Material Adverse Change, and (Y) any reduction in ImagicTV's cash that arises from the reasonable costs and expenses of the Arrangement or from the operation of its business in the ordinary course and without the occurrence or existence of one or more other Material Adverse Changes shall not in and of itself constitute such a Material Adverse Change.

    "MATERIAL ADVERSE EFFECT" when used in connection with ImagicTV or Alcatel, means any effect that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of ImagicTV and its subsidiaries, taken as a whole, or Alcatel and its subsidiaries, taken as a whole, other than any effect
(i) resulting from an adverse change in the state of the Canadian, United States or French economies, political conditions or securities markets in general, or
(ii) affecting the worldwide telecommunications software and equipment industries in general and which does not have a materially disproportionate impact on ImagicTV or Alcatel, as applicable, or (iii) relating to the trading price of ImagicTV Common Shares or Alcatel Class A Shares or the Purchase ADSs, as applicable, either (A) related to the Arrangement or the announcement thereof, or (B) unrelated to any change, circumstance, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to ImagicTV and its subsidiaries taken as a whole or Alcatel and its subsidiaries taken as a whole, as applicable, and provided further that (X) any material adverse effect relating to ImagicTV's relationship with either
TELUS Corporation (it being acknowledged that Alcatel will use its commercially reasonable efforts to assist ImagicTV in seeking to avoid any such change) or Saskatchewan Telecommunications shall be considered to have a Material Adverse Effect, and (Y) any reduction in ImagicTV's cash that arises from the reasonable costs and expenses of the Arrangement or the operation of its business in the ordinary course and without the occurrence or existence of one or more other Material Adverse Effects shall not in and of itself be considered to have such a Material Adverse Effect.

    "MEETING" means the special meeting of ImagicTV Securityholders, including any adjournments and postponements thereof, to be called and held to consider and approve the Arrangement Resolution in accordance with the Interim Order.

    "MINORITY SHAREHOLDERS" means all ImagicTV Shareholders as of the Record Date, other than Alcatel and any of its affiliates, associates and insiders and any other Person acting jointly or in concert with Alcatel.

    "NASDAQ" means The Nasdaq SmallCap Market.

    "NON-RESIDENT" has the meaning set forth in "Tax Considerations for ImagicTV Securityholders -- Canadian Federal Income Tax Considerations".

    "NOON SPOT RATE", in respect of any day, means the noon spot rate of exchange of the Bank of Canada on such day for one U.S. dollar, expressed in Canadian dollars on that day.

    "NYSE" means the New York Stock Exchange.

    "OFFER TO PAY" means a written offer by ImagicTV to pay a Dissenting Shareholder the fair value of the Dissenting Shareholder's ImagicTV Common Shares.

    "ORAS" means the unsecured bonds to be issued by Coralec, each of which is immediately redeemable at the option of the holder or by Coralec only into one Alcatel Class A Share, without any further consideration.

    "OSC" means the Ontario Securities Commission.

    "PERSON" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

    "PLAN OF ARRANGEMENT" means the plan of arrangement proposed under section 192 of the CBCA substantially in the form and content of Appendix B to this Circular, as amended, modified or supplemented from time to time in accordance with Article 5 of such plan and Section 6.1 of the Arrangement Agreement, or made at the direction of the Court (with the consent of both Alcatel and ImagicTV, each acting reasonably).

    "PSE" means Euronext Paris.

    "POLICY Q-27" means Policy Statement No. Q-27 of the CVMQ, as amended.

    "RECORD DATE" means Monday, March 24, 2003.

    "REGISTERED IMAGICTV SHAREHOLDER" means a holder of ImagicTV Common Shares whose name appears on the records of ImagicTV as the registered holder of ImagicTV Common Shares.

    "REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self regulatory organizations, as set out in Schedule C to the Arrangement Agreement excluding for greater certainty, the Interim Order and the Final Order.

    "REVISED OPTION" means an option to purchase Alcatel Class A Shares which results from an ImagicTV Option representing an option to purchase Alcatel Class A Shares upon the Arrangement becoming effective, as described under the heading "The Transaction -- General -- ImagicTV Options to Represent Revised Options".

    "RULE 61-501" means OSC Rule 61-501 under the Securities Act, entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions".

    "SEC" means the United States Securities and Exchange Commission.

    "SECURITIES ACT" means the SECURITIES ACT (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date.

    "SEDAR" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System For Electronic Document Analysis and Retrieval, available at www.sedar.com.

    "SHAREHOLDER LOCK-UP AGREEMENTS" means agreements each dated as of February 6, 2003 each between Alcatel and a Locked-up Shareholder.

    "SPECIAL COMMITTEE" means the committee of the Board of Directors, consisting of independent members of the Board of Directors, created for the purpose of considering strategic alternatives available to ImagicTV, including the Transaction.

    "SUPERIOR PROPOSAL" means any BONA FIDE written Acquisition Proposal that in the good faith determination of the Board of Directors, after consultation with its financial advisors and with outside counsel: (a) is reasonably capable of being completed; (b) would, if completed, result in the acquisition of all or substantially all of the assets of ImagicTV and its subsidiaries taken as a whole or of more than 50% of the ImagicTV Common Shares outstanding; and
(c) would, if consummated in accordance with its terms, result in a transaction more favourable to the ImagicTV Shareholders from a financial point of view than the transaction contemplated by the Arrangement Agreement (bearing in mind the fluctuations arising from the definition of the term Exchange Ratio).

    "TAX PROPOSALS" means specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof.

    "TRANSACTION" means collectively, the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.

    "TSX" means the Toronto Stock Exchange.

    "U.S. GAAP" means generally accepted accounting principles in the United States.

    "U.S. EXCHANGE ACT" means the UNITED STATES SECURITIES EXCHANGE ACT OF 1934, as amended, and the rules and regulations promulgated thereunder.

    "U.S. HOLDER" has the meaning set forth in "Tax Considerations for ImagicTV Securityholders -- United States Federal Income Tax Considerations".

    "U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended, and the rules and regulations promulgated thereunder.

    "WHITECASTLE" means Whitecastle Investments Limited.

                                 EXCHANGE RATES

    UNLESS OTHERWISE INDICATED, THE FINANCIAL INFORMATION CONTAINED IN THIS CIRCULAR IS EXPRESSED IN UNITED STATES DOLLARS.

    The following exchange rates are provided only for the convenience of the reader of this Circular.

    The following table sets forth, for one U.S. dollar expressed in Canadian dollars, the high, low and average of such exchange rates for the calendar years indicated and the exchange rate at the end of the calendar year, in each case, based upon the Noon Spot Rate.

------------------------------------------------------------------------------------
CALENDAR YEAR                                HIGH       LOW      AVERAGE     CLOSE
------------------------------------------------------------------------------------
2002                                        1.6132     1.5110     1.5704     1.5796
------------------------------------------------------------------------------------
2001                                        1.6021     1.4936     1.5484     1.5926
------------------------------------------------------------------------------------
2000                                        1.5593     1.4341     1.4852     1.5002
------------------------------------------------------------------------------------
1999                                        1.5298     1.4433     1.4858     1.4433
------------------------------------------------------------------------------------

    On February 6, 2003, the last trading day prior to the announcement of the Arrangement, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.5215. On March 24, 2003, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.4801.

    The following table sets forth, for one Canadian dollar expressed in U.S. dollars, the high, low and average of such exchange rates for the calendar years indicated and the exchange rate at the end of the calendar year, in each case, based upon the Bank of Canada close rate.

------------------------------------------------------------------------------------
CALENDAR YEAR                                HIGH       LOW      AVERAGE     CLOSE
------------------------------------------------------------------------------------
2002                                        0.6613     0.6202     0.6369     0.6339
------------------------------------------------------------------------------------
2001                                        0.6696     0.6237     0.6458     0.6278
------------------------------------------------------------------------------------
2000                                        0.6967     0.6417     0.6734     0.6669
------------------------------------------------------------------------------------
1999                                        0.6929     0.6542     0.6731     0.6929
------------------------------------------------------------------------------------

    On February 6, 2003, the last trading day prior to the announcement of the Arrangement, the exchange rate for one Canadian dollar expressed in U.S. dollars was $0.6951. On March 24, 2003, the exchange rate for one Canadian dollar expressed in U.S. dollars was $0.6756.

    The following table sets forth, for one Euro expressed in U.S. dollars, the high, low and average of such exchange rates for the calendar years indicated and the exchange rate at the end of the calendar year, in each case, based upon the U.S. Federal Reserve close rate.

------------------------------------------------------------------------------------
CALENDAR YEAR                                HIGH       LOW      AVERAGE     CLOSE
------------------------------------------------------------------------------------
2002                                        1.0485     0.8594     0.9454     1.0485
------------------------------------------------------------------------------------
2001                                        0.9535     0.8370     0.8952     0.8901
------------------------------------------------------------------------------------
2000                                        1.0335     0.8270     0.9232     0.9388
------------------------------------------------------------------------------------
1999                                        1.8120     1.0016     1.0653     1.0070
------------------------------------------------------------------------------------

    On February 6, 2003, the last trading day prior to the announcement of the Arrangement, the exchange rate for one Euro expressed in U.S. dollars was $1.0828. On March 24, 2003, the exchange rate for one Euro expressed in U.S. dollars was $1.0644.

    The following table sets forth, for one U.S. dollar expressed in Euros, the high, low and average of such exchange rates for the calendar years indicated, and the exchange rate at the end of the calendar year, in each case, based upon the U.S. Federal Reserve close rate.

------------------------------------------------------------------------------------
CALENDAR YEAR                                HIGH       LOW      AVERAGE     CLOSE
------------------------------------------------------------------------------------
2002                                        1.1636     0.9537     1.0578     0.9537
------------------------------------------------------------------------------------
2001                                        1.1947     1.0488     1.1171     1.1235
------------------------------------------------------------------------------------
2000                                        1.2092     0.9676     1.0832     1.0652
------------------------------------------------------------------------------------
1999                                        0.9984     0.8466     0.9387     0.9930
------------------------------------------------------------------------------------

    On February 6, 2003, the last trading day prior to the announcement of the Arrangement, the exchange rate for one U.S. dollar expressed in Euros was E0.9235. On March 24, 2003, the exchange rate for one U.S. dollar expressed in Euros was E0.9395.

    The following table sets forth, for one Euro expressed in Canadian dollars, the high, low and average of such exchange rates for the calendar years indicated, and the exchange rate at the end of the calendar year, in each case, based upon the Bank of Canada close rate.

------------------------------------------------------------------------------------
YEAR                                         HIGH       LOW      AVERAGE     CLOSE
------------------------------------------------------------------------------------
2002                                        1.6564     1.3682     1.4832     1.6564
------------------------------------------------------------------------------------
2001                                        1.4641     1.2640     1.3868     1.4185
------------------------------------------------------------------------------------
2000                                        1.5047     1.2538     1.3704     1.4092
------------------------------------------------------------------------------------
1999                                        1.8123     1.4525     1.5847     1.4525
------------------------------------------------------------------------------------

    On February 6, 2003, the last trading day prior to the announcement of the Arrangement, the exchange rate for one Euro expressed in Canadian dollars was $1.6475. On March 24, 2003, the exchange rate for one Euro expressed in Canadian dollars was $1.5754.

    The following table sets forth, for one Canadian dollar expressed in Euros, the high, low and average of such exchange rates for the calendar years indicated, and the exchange rate at the end of the calendar year, in each case, based upon the Bank of Canada close rate.

------------------------------------------------------------------------------------
YEAR                                         HIGH       LOW      AVERAGE     CLOSE
------------------------------------------------------------------------------------
2002                                        0.7309     0.6037     0.6742     0.6037
------------------------------------------------------------------------------------
2001                                        0.7911     0.6830     0.7211     0.7050
------------------------------------------------------------------------------------
2000                                        0.7976     0.6646     0.7297     0.7096
------------------------------------------------------------------------------------
1999                                        0.6885     0.5518     0.6310     0.6885
------------------------------------------------------------------------------------

    On February 6, 2003, the last trading day prior to the announcement of the Arrangement, the exchange rate for one Canadian dollar expressed in Euros was E0.6070. On March 24, 2003, the exchange rate for one Canadian dollar expressed in Euros was E0.6348.

               INFORMATION CONCERNING FORWARD LOOKING STATEMENTS

    This Circular, including the attached Appendices, contain forward-looking statements, including within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that ImagicTV or Alcatel expect or anticipate will or may occur in the future, including such things as future capital (including the amount and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth of the business and operations, synergies, savings and benefits anticipated to be realized from the Transaction, plans and references to the future success of ImagicTV and Alcatel, their subsidiaries and the companies, joint ventures or partnerships in which they have equity investments are forward-looking statements, including, without limitation, those statements contained under the headings "Summary", "Alcatel and ImagicTV After the Transaction" and "Risk Factors" in this Circular. Actual results could differ materially from those forecasted or projected in the forward-looking statements as a result of certain factors, including those described in "Risk Factors"; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by ImagicTV and Alcatel, their subsidiaries and the companies, joint ventures or partnerships in which they have equity investments; competitive actions by other companies; changes in Laws; and other factors, many of which are beyond the control of ImagicTV and Alcatel, their subsidiaries and the companies, joint ventures or partnerships in which they have equity investments. Also see "Information Concerning Forward Looking Statements" and "Risk Factors" in Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 set out at Appendix H-1 to this Circular.

    Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained herein, which reflect the analysis of the management of ImagicTV and Alcatel as appropriate. There can be no assurance that the actual results or developments anticipated by ImagicTV and Alcatel will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, ImagicTV and Alcatel, their subsidiaries and the companies, joint ventures or partnerships in which they have equity investments or any of the business or operations of the above entities. Neither ImagicTV nor Alcatel undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.

                        INFORMATION PROVIDED BY ALCATEL

    All information in this Circular relating to Alcatel is based solely upon publicly available sources and information provided to ImagicTV by Alcatel. As such, ImagicTV assumes no responsibility for the accuracy or completeness of such information, nor any omission on the part of Alcatel to disclose facts or events that may affect the accuracy of any such information. Alcatel assumes no responsibility for the accuracy or completeness of information contained herein except that which relates solely to Alcatel.

                       INFORMATION CONCERNING THE MEETING

    The Meeting will be held on Wednesday, April 23, 2003 in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John, New Brunswick
E2L 4W3, Canada at 9:00 a.m. (Atlantic time), as set forth in the notice of special meeting of ImagicTV Securityholders.

SOLICITATION OF PROXIES

    This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of ImagicTV and the Board of Directors for use at the Meeting. The cost of solicitation will be borne by ImagicTV. The solicitation of ImagicTV Securityholders will be made primarily by mail. In addition to the use of the mail, proxies may be solicited from ImagicTV Securityholders personally or by telephone or facsimile by directors, officers, employees or other representatives of ImagicTV or by soliciting dealers if considered appropriate.

VOTING BY PROXY

    THE FORMS OF PROXY ACCOMPANYING THIS CIRCULAR CONFER DISCRETIONARY AUTHORITY UPON THE PROXY HOLDER WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF SPECIAL MEETING AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. As at the date of this Circular, management of ImagicTV is not aware of any such amendments or variations, or of any other matter to be presented for action at the Meeting.

    If the instructions in a proxy given to management are certain, the securities represented by the proxy will be voted in accordance with those instructions. IF A CHOICE IS NOT SPECIFIED, THE SECURITIES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

    With interested directors declaring their interests and refraining from voting, the Board of Directors unanimously approved the execution and delivery of the Arrangement Agreement. The Board of Directors recommends that ImagicTV Securityholders vote FOR the Arrangement Resolution at the Meeting.

    THE PERSONS NAMED IN THE ENCLOSED FORMS OF PROXY ARE OFFICERS AND/OR DIRECTORS OF IMAGICTV. AN IMAGICTV SECURITYHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE AN IMAGICTV SECURITYHOLDER) TO REPRESENT SUCH SECURITYHOLDER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORMS OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE APPROPRIATE FORM OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

    ImagicTV Securityholders, whether or not planning to attend the Meeting in person, are requested to execute and return the appropriate Form of Proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be mailed or hand delivered to ImagicTV Inc., c/o CIBC Mellon Trust Company,
Attention: Proxy Department, PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5, Canada, submitted by facsimile to the following number: 416-368-2502 or received by the Corporate Secretary of ImagicTV at One Brunswick Square, PO Box 303, Saint John, New Brunswick E2L 3Y2, Canada before 5:00 p.m. (Atlantic time) on April 22, 2003 or the last Business Day preceding the date of any adjournment of the Meeting, if applicable, or deposited with the Chair before the commencement of the Meeting or any adjournment thereof.

    THERE ARE TWO FORMS OF PROXY, A BLUE FORM FOR USE BY REGISTERED IMAGICTV SHAREHOLDERS AND A YELLOW FORM FOR USE BY IMAGICTV OPTIONHOLDERS. IF YOU ARE NOT A REGISTERED IMAGICTV SHAREHOLDER YOU WILL NOT GENERALLY RECEIVE THESE FORMS OF PROXY IN RESPECT OF YOUR IMAGICTV COMMON SHARES (UNLESS YOU ARE ALSO AN IMAGICTV OPTIONHOLDER). SEE "INFORMATION CONCERNING THE MEETING -- BENEFICIAL HOLDERS OF IMAGICTV COMMON SHARES". IF YOU HAVE RECEIVED THE WRONG FORM OF PROXY PLEASE CONTACT CIBC MELLON TRUST COMPANY FOR THE CORRECT FORM OF PROXY AT
PO BOX 12005 STN BRM B, TORONTO, ONTARIO, CANADA M7Y 2K5. ENQUIRIES REGARDING THE FORMS OF PROXY CAN BE MADE TO THE CIBC MELLON TRUST COMPANY ANSWERLINE AT 1-800-387-0825 OR 416-643-5500.

BENEFICIAL HOLDERS OF IMAGICTV COMMON SHARES

    THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO IMAGICTV SHAREHOLDERS WHO DO NOT HOLD THEIR IMAGICTV COMMON SHARES IN THEIR OWN NAME.

    Only applicable Forms of Proxy deposited by or on behalf of Registered ImagicTV Shareholders can be recognized and acted upon at the Meeting. However, in many cases, ImagicTV Common Shares are held by a Beneficial Holder and registered either:

    (i) in the name of an intermediary (or a nominee thereof) that the Beneficial Holder deals with in respect of the ImagicTV Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed plans; or

    (ii) in the name of a clearing agency (such as CDS, in Canada, and The Depository Trust Company, in the United States) of which the intermediary is a participant,

in which case those ImagicTV Common Shares will not be registered in the Beneficial Holder's own name on the records of ImagicTV. ImagicTV Common Shares held through intermediaries can only be voted for or against the Arrangement Resolution at the Meeting by following instructions received from the intermediary through which such shares are held. Without specific instructions from the Beneficial Holder, intermediaries are not able to vote the Beneficial Holder's ImagicTV Common Shares. The directors and officers of ImagicTV do not know for whose benefit the ImagicTV Common Shares registered in the name of intermediaries are held.

    Applicable securities Laws require intermediaries to forward meeting materials and seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Intermediaries typically have their own mailing procedures and provide their own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their ImagicTV Common Shares are voted at the Meeting. Typically, intermediaries will use service companies to forward the meeting materials and voting instructions to Beneficial Holders. Beneficial Holders will generally either be provided with:

    (i) a form of proxy which has already been signed by the intermediary (typically by facsimile stamped signature), which is restricted as to the number of securities beneficially owned by the Beneficial Holder, but which is otherwise not completed by the intermediary. In this case, the Beneficial Holder who wishes to submit a proxy in respect of beneficially owned ImagicTV Common Shares should properly complete the remainder of this form of proxy and, unless otherwise instructed by the intermediary, return it to CIBC Mellon Trust Company, Attention: Proxy Department, PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5, Canada or submitted by facsimile to the following number: 416-368-2502; or

    (ii) more typically, a voting instruction form, which must be completed and signed by the Beneficial Holder (or, if applicable, such other means as set out therein) in accordance with the directions on the voting instruction form.

The purpose of these procedures is to permit Beneficial Holders to direct the voting of the ImagicTV Common Shares they beneficially own. Should a Beneficial Holder who receives either a form of proxy or voting instruction form from an intermediary wish to attend and vote at the Meeting in person (or have another Person attend and vote in person on behalf of the Beneficial Holder), the Beneficial Holder should strike out the names of the Persons named in the form of proxy and insert the Beneficial Holder's (or such other Person's) name in the blank space provided or, in the case of a voting instruction form, contact their intermediary. A Beneficial Holder should carefully follow the instructions of their intermediary and/or their intermediary's service company.

REVOCATION OF PROXIES

    A Registered ImagicTV Shareholder or ImagicTV Optionholder executing the applicable enclosed Form of Proxy has the power to revoke it by instrument in writing executed by such Person or an attorney authorized in writing or, where the Registered ImagicTV Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. The instrument of revocation must be delivered to ImagicTV Inc., c/o CIBC Mellon Trust Company PO Box 12005
STN BRM B, Toronto, Ontario, Canada M7Y 2K5, Attention: Proxy Department or submitted by facsimile to the following number: 416-368-2502 any time up to and including 5:00 p.m. (Atlantic time) on April 22, 2002 or on the last Business Day preceding the date of any adjournment or postponement of the Meeting or to the Chair on the day of the Meeting or any adjournment or postponement thereof before any vote in respect of which the proxy is to be used shall have been taken.

OUTSTANDING IMAGICTV SECURITIES

    As at March 24, 2003 there were outstanding: (i) 24,775,219 ImagicTV Common Shares that are entitled to be voted at the Meeting; and (ii) ImagicTV Options entitling holders thereof to acquire not more than 2,661,833 ImagicTV Common Shares

RECORD DATE AND ENTITLEMENT TO VOTE

    Each Person who is an ImagicTV Securityholder of record at the close of business on the Record Date for the Meeting, as established pursuant to the provisions of the CBCA and the Interim Order, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting. At the Meeting each such Person will be entitled to one vote on a show of hands, and on a poll, in the case of ImagicTV Shareholders, one vote for each ImagicTV Common Share held on the Record Date, and, in the case of ImagicTV Optionholders, one vote for each ImagicTV Common Share that may be acquired as if all such ImagicTV Options held by them on the Record Date were exercisable.

    Only holders of ImagicTV Common Shares and ImagicTV Options as of the Record Date shall be entitled to vote their ImagicTV Common Shares and ImagicTV Options held as of the Record Date. In the event that an ImagicTV Optionholder exercises any ImagicTV Options after the Record Date, the ImagicTV Optionholder who becomes a holder of ImagicTV Common Shares in respect of such exercised ImagicTV Options will not be entitled to vote such ImagicTV Common Shares at the Meeting, provided however, such Person will continue to be entitled to vote in respect of the ImagicTV Options held as of the Record Date.

PRINCIPAL HOLDERS

    To the knowledge of the directors and senior officers of ImagicTV, as at March 24, 2003, except as set forth below, no Person beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attributable to all outstanding ImagicTV Common Shares or ImagicTV Options entitled to be voted at the Meeting. See "The Transaction -- ImagicTV Securityholder Approval and the Special Meeting".

                                                                                          PERCENTAGE OF
                                                                                         THE AGGREGATE OF
                                                                                             IMAGICTV
                                                       TOTAL NUMBER OF                    COMMON SHARES
                                                       IMAGICTV COMMON                   (INLUDING THOSE
                                                        SHARES OWNED,    PERCENTAGE OF      SUBJECT TO
                                                        CONTROLLED OR      IMAGICTV          IMAGICTV
NAME                                                      DIRECTED       COMMON SHARES       OPTIONS)
----                                                   ---------------   -------------   ----------------
Aliant Inc. (held through Aliant
  Horizons Inc.)(1)..................................      7,209,749         29.1%            26.3%
Alcatel (held through Alcatel Canada)................      3,986,856         16.1%            14.5%
Whitecastle(1)(2)....................................      2,464,927          9.9%             9.0%
3841553 Canada Inc.(1)...............................      2,464,675          9.9%             9.0%

---------------

(1) Each of Aliant Inc., Whitecastle and 3841553 Canada Inc. have entered into Shareholder Lock-up Agreements with Alcatel pursuant to which they have agreed, subject to certain conditions, to vote their ImagicTV Common Shares in favour of the Arrangement and not sell, transfer or otherwise dispose of their interests in ImagicTV. See "The Transaction -- Shareholder Lock-up Agreements".

(2) On or about March 24, 2003 Whitecastle transferred all of its ImagicTV Common Shares to certain related entities. Such ImagicTV Common Shares were transferred in accordance with the Shareholder Lock-up Agreement to which Whitecastle is a party.

REQUIRED APPROVALS

    The Arrangement Resolution must be approved: (i) pursuant to the Interim Order, by not less than 66 2/3% of the votes cast by ImagicTV Shareholders and ImagicTV Optionholders, voting together as a single class, in person or by proxy at the Meeting; and (ii) pursuant to Rule 61-501 and Policy Q-27, by at least a majority of the votes cast by Minority Shareholders, in person or by proxy at the Meeting. Furthermore, for clarity, the Minority Shareholders will include only ImagicTV Shareholders as of the Record Date.

DISSENTING SHAREHOLDER RIGHTS

    Pursuant to the provisions of the Interim Order, Registered ImagicTV Shareholders have the right to dissent with respect to the Arrangement Resolution. If the Arrangement becomes effective, a Registered ImagicTV Shareholder who dissents and is ultimately determined to be entitled to be paid the fair value of the ImagicTV Common Shares held shall be deemed to have transferred such ImagicTV Common Shares to Alcatel (or Alcatel Acquireco, if it so directs) in consideration for a payment in cash from Alcatel equal to such fair value per ImagicTV Common Share held. If the Arrangement becomes effective and a Dissenting Shareholder is ultimately determined, for any reason, not to be entitled to be paid fair value of the ImagicTV Common Shares held, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting ImagicTV Shareholder. The Dissent Rights are described in this Circular and in the Plan of Arrangement, which is attached as Appendix B to the Circular.

    The Dissent Procedures require that a Registered ImagicTV Shareholder who wishes to dissent must deliver a Dissent Notice to ImagicTV Inc., c/o
CIBC Mellon Trust Company at PO Box 12005 STN BRM B, Toronto, Ontario M7Y 2K5, Canada, Attention: Proxy Department or submitted by facsimile to the following number: 416-368-2502, prior to 5:00 p.m. (Toronto time) on April 22, 2003. A Beneficial Holder will not be entitled to exercise rights of dissent unless the ImagicTV Common Shares it beneficially owns are re-registered in the name of such Beneficial Holder. ImagicTV Optionholders are not entitled to Dissent Rights. An ImagicTV Optionholder may exercise vested options and then exercise Dissent Rights in respect of the

ImagicTV Common Shares received upon exercise, provided, however, such holder complies with the Dissent Procedures before the deadline described above. IT IS IMPORTANT THAT REGISTERED IMAGICTV SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT, WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA THAT PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE MEETING. FAILURE TO COMPLY STRICTLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF ANY RIGHT OF DISSENT. SEE "DISSENTING SHAREHOLDER RIGHTS"

                                THE TRANSACTION

GENERAL

    The Board of Directors, with interested directors declaring their interests and refraining from voting, unanimously approved the execution and delivery of the Arrangement Agreement. The Arrangement Agreement provides that Alcatel will, through Alcatel Acquireco, one of its subsidiaries, become the owner of all of the ImagicTV Common Shares (other than those held directly or indirectly by Alcatel or by Registered ImagicTV Shareholders who properly exercise their Dissent Rights) pursuant to the Arrangement.

THE EXCHANGE RATIO

    Under the Arrangement each ImagicTV Shareholder will receive a number of Alcatel Class A ADSs equal to the number of ImagicTV Common Shares held by such shareholder as of the Effective Time multiplied by the Exchange Ratio. The Exchange Ratio is, subject to any adjustments for stock splits and like changes,
0.1733 Alcatel Class A ADSs per ImagicTV Common Share, provided that: (a) if 0.1733, when multiplied by the Effective Date Average ADS Price, is less than $1.00, in which case the Exchange Ratio will be $1.00 divided by the Effective Date Average ADS Price, unless the quotient of $1.00 divided by the Effective Date Average ADS Price is greater than 0.2022, then the Exchange Ratio will be 0.2022; and (b) if 0.1733, when multiplied by the Effective Date Average ADS Price, is greater than $1.30, then the Exchange Ratio will be $1.30 divided by the Effective Date Average ADS Price.

    If the Arrangement had been completed on February 6, 2003, the Effective Date Average ADS Price would have been $6.90, resulting in an Exchange Ratio of
0.1733 and an approximate value per ImagicTV Common Share of $1.20. Due to fluctuations in the market price of the Alcatel Class A ADSs and adjustments to the Exchange Ratio as described above that may result therefrom, the value per ImagicTV Common Share at the Effective Time may differ from $1.20. The following table provides examples of the value per ImagicTV Common Share which may result depending upon the Effective Date Average ADS Price and the adjustments to the Exchange Ratio that may result therefrom.

                                VALUE PER
 EFFECTIVE DATE     EXCHANGE     IMAGICTV
AVERAGE ADS PRICE    RATIO     COMMON SHARE
-----------------   --------   ------------
      $4.50          0.2022       $0.91
      $4.93          0.2022       $1.00
      $5.00          0.2000       $1.00
      $5.50          0.1818       $1.00
      $6.00          0.1733       $1.04
      $6.50          0.1733       $1.13
      $6.90          0.1733       $1.20
      $7.00          0.1733       $1.21
      $7.50          0.1733       $1.30
      $8.00          0.1625       $1.30
      $8.50          0.1529       $1.30

If the Arrangement had been completed as of March 24, 2003, the Effective Date Average ADS Price would have been $6.87, resulting in an Exchange Ratio of
0.1733 and an approximate value per ImagicTV Common Share of $1.19.

    The Arrangement Agreement may be terminated by ImagicTV at any time prior to the Effective Date if, on the third day prior to the Effective Date, the product of the Exchange Ratio multiplied by the Effective Date

Average ADS Price is less than $1.00. Therefore, if the Effective Date Average ADS Price is less than $4.93, ImagicTV has the right to terminate the Arrangement Agreement.

    See "The Transaction -- General -- ImagicTV Options to Represent Revised Options", "Transaction Mechanics" and "Alcatel Capital Stock -- Alcatel Class A Shares and Alcatel Class A ADSs".

    ALCATEL CLASS A ADSS

    Alcatel Class A ADSs are Alcatel Class A American Depositary Shares of Alcatel that each represent one Alcatel Class A Share. Alcatel Class A ADSs are listed on the NYSE and Alcatel Class A Shares are listed on the PSE and on other non-North American stock exchange markets. Subject to Regulatory Approvals, the Alcatel Class A ADSs issued pursuant to the Arrangement will be listed on the NYSE, and the Alcatel Class A Shares that can be obtained upon exchange of Alcatel Class A ADSs or upon exercise of the Revised Options will be listed on the PSE.

    EXCHANGE OF IMAGICTV COMMON SHARES

    At the Effective Time, Alcatel shall cause Alcatel Acquireco (with funds provided by Alcatel) to subscribe for ORAs from Coralec, and Coralec to issue such ORAs to Alcatel Acquireco, in a sufficient amount so as to satisfy the number of Alcatel Class A ADSs required to be delivered in exchange for the ImagicTV Common Shares in accordance with the Plan of Arrangement. At the Effective Time, Alcatel shall cause Alcatel Acquireco to deliver such number of ORAs to the ImagicTV Trust. Pursuant to the ImagicTV Trust Agreement, the ImagicTV Trustee shall thereupon immediately request the redemption of such ORAs for Alcatel Class A Shares and direct Alcatel to deliver such Alcatel Class A ADSs that represent the Alcatel Class A Shares issued upon redemption of the ORAs to the Alcatel Depositary.

    Immediately thereafter, Alcatel shall issue the applicable Alcatel Class A Shares and deposit them in a share account maintained by its custodian in France for the account of the Alcatel Depositary. The Alcatel Depositary will issue Alcatel ADRs representing a whole number of Alcatel Class A ADSs upon receipt of a duly completed Letter of Transmittal, certificate or certificates representing ImagicTV Common Shares and other required documentation once the Effective Time has occurred.

    Alcatel, through Alcatel Canada, currently owns 3,986,856 ImagicTV Common Shares. Based on the number of ImagicTV Common Shares outstanding on March 24, 2003 and Alcatel Class A Shares outstanding on December 31, 2002 and assuming no adjustment to the Exchange Ratio, immediately following the Effective Time the former holders of ImagicTV Common Shares (excluding Alcatel Canada) would hold an aggregate of approximately 3,602,623 Alcatel Class A ADSs representing approximately 0.3% of the outstanding Alcatel Class A Shares.

    IMAGICTV OPTIONS TO REPRESENT REVISED OPTIONS

    Each ImagicTV Option outstanding on the Effective Date will, by virtue of the Arrangement, represent a Revised Option. Each Revised Option will entitle the holder thereof to purchase a number of Alcatel Class A Shares equal to the product of the Exchange Ratio multiplied by the number of ImagicTV Common Shares subject to such ImagicTV Option. The Revised Option will provide for an exercise price per Alcatel Class A Share in Euros equal to the product of (i) the exercise price per ImagicTV Common Share of such ImagicTV Option immediately prior to the Effective Time, divided by the Exchange Ratio, multiplied by
(ii) the Euro Exchange Rate. If the foregoing calculation results in a Revised Option being exercisable for a fraction of an Alcatel Class A Share, then the number of Alcatel Class A Shares subject to such Revised Option will be rounded down to the next whole number of Alcatel Class A Shares and the total exercise price for the Revised Option will be reduced by the exercise price of the fractional Alcatel Class A Share.

    The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each Revised Option will be the same as those of the ImagicTV Option prior to the Effective Time, and any document or agreement previously evidencing an ImagicTV Option will thereafter evidence and be deemed to evidence such Revised Option. See "Transaction Mechanics -- The Arrangement".

    As of March 24, 2003, there were outstanding ImagicTV Options entitling holders thereof to receive not more than 2,661,833 ImagicTV Common Shares.

BACKGROUND

    In late spring 2002, ImagicTV announced changes and additions to its senior management. Gerald L. Pond was appointed Chief Executive Officer, Ian Cavanagh was appointed Senior Vice President of Marketing and Business Development and Marcel LeBrun retained the position of President and assumed the role of Chief Operating Officer. As part of ImagicTV's restructuring and continued cost reduction initiatives in November 2002, Mr. Pond assumed the additional role of President and Mr. LeBrun was appointed Executive Vice President of Product and Technology.

    In the summer of 2002, the Board of Directors commenced a review of ImagicTV's corporate strategy based upon historical and forecasted performance. The Board of Directors established the Special Committee, consisting of Gregory Allemann, Peter G. Jollymore and Carey Diamond in August, 2002. The mandate of the Special Committee was: (i) to commence a review of strategic alternatives available to ImagicTV, (ii) to advise the Board of Directors as to which strategic alternatives were available to ImagicTV and (iii) to recommend a course of action. At that time, the Board of Directors identified Alcatel as a potential candidate for these discussions and due to the potential for a conflict of interest, Timothy Hember, a member of the Board of Directors and an executive with Alcatel, declared his interest and excluded himself from all discussions and voting in respect of the consideration of strategic alternatives.

    During the period from August to October 23, 2002, the Special Committee met regularly with management of ImagicTV to review the potential for a business combination between ImagicTV and Alcatel. Throughout this period, the Board of Directors was kept apprised of all material developments in this process by management and others.

    On September 25, 2002, the Board of Directors granted the Special Committee approval to enlist the services of an investment banker to pursue alternative strategies in respect of ImagicTV's business. On October 23, 2002, ImagicTV issued a press release announcing the engagement of CIBC World Markets as financial advisor to assist the Special Committee in its review of strategic alternatives for ImagicTV. ImagicTV and CIBC World Markets conducted an extensive review of ImagicTV's industry and related segments to identify parties that might be interested in a business combination or similar transaction including ImagicTV. Following such review, ImagicTV and CIBC World Markets jointly contacted a large number of parties throughout the balance of October through December regarding various alternatives for ImagicTV including strategic alliances and the possible sale or acquisition through a merger, exchange or sale of substantially all the assets, business or securities of ImagicTV. The Special Committee also asked CIBC World Markets to consider a voluntary liquidation of ImagicTV as an alternative to a strategic alliance or business combination.

    In November 2002, the Special Committee concluded that further discussions related to the progress of the strategic alternatives review should be open to other members of the Board of Directors (other than Mr. Hember) and thereafter other members of the Board of Directors were invited to attend Special Committee meetings.

    Alcatel was one of the parties solicited by CIBC World Markets. Alcatel and ImagicTV entered into a confidentiality agreement on or about November 18, 2002. Following negotiations with various parties, ImagicTV entered into an exclusivity agreement with Alcatel on December 20, 2002 (which included a non-binding preliminary term sheet for the proposed acquisition of ImagicTV). At that date, the Board of Directors, with advice from its financial and legal advisers, determined that, after having completed a thorough canvass of interested parties, Alcatel's proposal was the best proposal received and that negotiating exclusively with Alcatel was in the best interest of ImagicTV Shareholders.

    Between December 20, 2002 and February 6, 2003, Alcatel and ImagicTV and their respective financial and legal advisors engaged in further negotiations and discussions with respect to the terms of the proposed transaction. Alcatel and its advisors conducted financial, legal and management due diligence investigations of ImagicTV's operations. During this period Alcatel also conducted negotiations with Aliant Inc., Whitecastle Investments Limited, 3841553 Canada Inc., the other Locked-up Shareholders and their respective legal advisors.

    On February 5, 2003, members of ImagicTV management and the financial and legal advisors to ImagicTV made presentations to the Board of Directors in connection with the proposed transaction between ImagicTV and Alcatel. At this Board of Directors meeting, CIBC World Markets produced an oral opinion that the consideration offered pursuant to the Arrangement Agreement was fair from a financial point of view to the ImagicTV Shareholders. On February 6, 2003, CIBC World Markets confirmed its oral opinion by delivering the written CIBC World Markets Fairness Opinion to the Board of Directors. Also on February 5, 2003, the independent members of the Board of Directors met separately to further review the proposed transaction. As in the case of other meetings of the Board of Directors concerning strategic alternatives, Mr. Hember excluded himself from the meeting of this Board of Directors.

    Having received the reports of ImagicTV management and financial and legal advisors and the opinion of CIBC World Markets, and after considering all other factors it considered relevant, with interested directors declaring their interests and refraining from voting, the Board of Directors unanimously determined that the Arrangement was fair to the ImagicTV Securityholders, was in the best interests of ImagicTV. With interested directors declaring their interest and refraining from voting, the Board of Directors approved the execution and delivery of the Arrangement Agreement on that date. The Board of Directors recommended that ImagicTV Securityholders vote in favour of the Arrangement Resolution at the Meeting.

    Throughout the negotiations between ImagicTV and Alcatel, the Locked-up Shareholders and their respective legal advisors were negotiating the terms of the Shareholder Lock-up Agreements separately with Alcatel. It was a condition of entering into the Arrangement Agreement that the Locked-up Shareholders enter into the Shareholder Lock-up Agreements. ImagicTV and its legal and financial advisors were made aware of the status of those separate negotiations during the course of the negotiations between ImagicTV and Alcatel with regard to the Arrangement.

    On February 6, 2003, ImagicTV and Alcatel entered into the Arrangement Agreement. Contemporaneously, Alcatel entered into the Shareholder Lock-up Agreements with each of the Locked-up Shareholders. Before the opening of markets in North America on February 7, 2003, ImagicTV issued a press release announcing the Transaction. The provisions of the Arrangement Agreement are the result of arm's-length negotiations conducted among representatives of ImagicTV and Alcatel and their respective legal and financial advisors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

    With interested directors declaring their interests and refraining from voting, the Board of Directors, unanimously approved the execution and delivery of the Arrangement Agreement. The Board of Directors recommended that ImagicTV Securityholders vote in favour of the Arrangement Resolution at the Meeting.

    Each of the directors of ImagicTV who holds ImagicTV Common Shares has advised ImagicTV that he intends to vote the ImagicTV Common Shares and any ImagicTV Options held by him in favour of the Arrangement Resolution at the Meeting.

    In approving the Arrangement Agreement and making its recommendation to ImagicTV Securityholders, the Board of Directors considered a number of factors, including the following:

    (a) the historical market prices and trading information with respect to Alcatel Class A ADSs, Alcatel Class A Shares and ImagicTV Common Shares;

    (b) the price per ImagicTV Common Share offered by Alcatel implied by the Exchange Ratio (without giving effect to any adjustment) of $1.20 represented a premium of approximately 57.9% over the last reported sale price of the ImagicTV Common Shares on Nasdaq on February 6, 2003, the last trading day of such shares prior to the first public announcement of the Transaction and represented a premium of approximately 39.1% over the average closing price of ImagicTV Common Shares over the 20 trading day period prior to the first public announcement of the Transaction;

    (c) the process undertaken by ImagicTV management and CIBC World Markets to solicit expressions of interest in connection with possible alternative transactions;

    (d) subject to the limitations set forth therein, the CIBC World Markets Fairness Opinion to the effect that, as of the date of the Arrangement Agreement, the consideration offered by Alcatel pursuant to the Arrangement Agreement is fair from a financial point of view to ImagicTV Shareholders;

    (e) the Locked-up Shareholders have each agreed, pursuant to the Shareholder Lock-up Agreements, to vote in favour of the Arrangement Resolution;

    (f) the terms and conditions of the Arrangement Agreement generally, including the amount of, and circumstances in which, the Break Fee and certain expenses may be payable by ImagicTV, and the fact that the terms of the Arrangement Agreement do not prevent a third party from making an unsolicited superior competing offer or proposing an unsolicited superior competing transaction;

    (g) the Arrangement must be approved by a special resolution passed by
       (i) not less than 66 2/3% of the votes cast at the Meeting by the ImagicTV Securityholders, and (ii) pursuant to Rule 61-501 and
       Policy Q-27, at least a majority of the votes cast at the Meeting by the Minority Shareholders;

    (h) the Arrangement Agreement may be terminated by ImagicTV at any time prior to the Effective Date if, on the third day prior to the Effective Date, the product of the Exchange Ratio multiplied by the Effective Date Average ADS Price is less than $1.00;

    (i) the Arrangement must be approved by the Court which, ImagicTV is advised, will consider, among other things, the fairness of the Arrangement to the ImagicTV Securityholders; and

    (j) under the Arrangement, Registered ImagicTV Shareholders have the right to dissent, apply to the Court to determine the fair value of their ImagicTV Common Shares and be paid such fair value.

    In reaching its determination, the Board of Directors also considered and evaluated, among other things: (i) information concerning the business, operations, property, assets, financial condition, operating results and prospects of ImagicTV and Alcatel; (ii) the results and scope of the review conducted by ImagicTV's management and financial advisors with respect to Alcatel's business and operations; (iii) current industry, economic and market conditions and trends and its expectations of the future prospects of the telecommunications industry; and (iv) the expected likelihood of receiving regulatory approvals for the Transaction.

    The foregoing discussion of the factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include the material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The Board of Directors recommends that ImagicTV Securityholders vote FOR the Arrangement Resolution at the Meeting.

    In considering the Transaction, the Board of Directors recognized that there were certain risks associated with the Transaction, including the risks set forth or referred to in this Circular under "Risk Factors". However, the Board of Directors believes that the positive factors should outweigh those risks, although there cannot be assurances in this regard.

    The Board of Directors recommends that ImagicTV Securityholders consider the tax consequences of, and consult with their financial and tax advisors prior to, determining whether they should vote in favour of the Arrangement Resolution.

    THE MARKET PRICE OF THE ALCATEL CLASS A ADSS AND THE ALCATEL CLASS A SHARES AT SUCH TIME MAY VARY FROM THE MARKET PRICE AT THE TIME OF THE ANNOUNCEMENT OF THE ARRANGEMENT AND THE MARKET PRICE ON THE DATE OF THIS CIRCULAR. MARKET PRICE FLUCTUATIONS MAY AFFECT THE DECISION OF IMAGICTV SECURITYHOLDERS TO EITHER VOTE IN FAVOUR OF OR AGAINST THE ARRANGEMENT RESOLUTION AT THE MEETING.

OPINION OF IMAGICTV'S FINANCIAL ADVISOR

    ImagicTV retained CIBC World Markets as its financial advisor to assist management and advise the Board of Directors in connection with their consideration of strategic alternatives. In addition, CIBC World Markets was engaged to advise and assist ImagicTV in performing financial analysis, structuring, planning and

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negotiating a possible merger, sale or other strategic combination or liquidation of ImagicTV, as well as to provide an opinion as to the fairness of the consideration to be received as part of any such transaction. As part of its engagement, CIBC World Markets solicited expressions of interest from a number of potential purchasers of ImagicTV and assisted management and advised the Board of Directors regarding the relative financial merits of the expressions of interest received by ImagicTV as part of that process.

    ImagicTV will pay CIBC World Markets a fee for rendering the CIBC World Markets Fairness Opinion and will also pay an additional fee that is contingent upon completion of the Transaction or any alternative extraordinary transaction. In addition, ImagicTV has agreed to indemnify CIBC World Markets in respect of any liabilities that might arise out of its engagement as financial advisor.

    Based upon and subject to the assumptions, qualifications and limitations contained in the CIBC World Markets Fairness Opinion, CIBC World Markets is of the opinion that, as of February 6, 2003, the consideration to be paid to the ImagicTV Shareholders pursuant to the Transaction is fair, from a financial point of view, to such shareholders.

    The CIBC World Markets Fairness Opinion does not constitute a recommendation to any ImagicTV Securityholder as to how to vote at the Meeting. The summary of the CIBC World Markets Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the fairness opinion.

    THE FULL TEXT OF THE CIBC WORLD MARKETS FAIRNESS OPINION IS ATTACHED AS APPENDIX F TO THIS CIRCULAR.

IMAGICTV SECURITYHOLDER APPROVAL AND THE SPECIAL MEETING

    The Meeting will be held on Wednesday, April 23, 2003 in Ballrooms B and C at the Delta Brunswick Hotel, 39 King Street, Saint John, New Brunswick
E2L 4W3, Canada at 9:00 a.m. (Atlantic time). At the Meeting, the ImagicTV Shareholders and ImagicTV Optionholders, voting together as a single class, will be asked to approve the Arrangement Resolution. In order for the Meeting to be properly constituted, the ImagicTV By-Laws require a quorum of at least two persons present in person or by proxy, together holding or representing by proxy not less than 20% of the outstanding ImagicTV Common Shares entitled to be voted at a meeting of ImagicTV Shareholders to be present in person or by proxy.

    Pursuant to the Interim Order, the Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by ImagicTV Shareholders and ImagicTV Optionholders, voting together as a single class, in person or by proxy at the Meeting. In addition, pursuant to Rule 61-501 and Policy Q-27, the Arrangement Resolution must be approved by at least a majority of the votes cast by the Minority Shareholders present in person or voting by proxy at the Meeting. As at March 24, 2003 there were outstanding 24,775,219 ImagicTV Common Shares which are entitled to be voted at the Meeting and ImagicTV Options entitling holders thereof to acquire not more than 2,661,833 ImagicTV Common Shares which are entitled to be voted at the Meeting. Through Alcatel Canada, Alcatel holds 14.5% of all outstanding ImagicTV Common Shares (including shares subject to ImagicTV Options) as of March 24, 2003 which, together with securities held by the Locked-Up Shareholders, represents 61.9% of all ImagicTV Common Shares (including shares subject to ImagicTV Options) outstanding as of such date.

    Each ImagicTV Shareholder is entitled to one vote for each ImagicTV Common Share held as of the Record Date and each ImagicTV Optionholder is entitled to one vote for each ImagicTV Common Share underlying the ImagicTV Options, whether vested or unvested, held as of the Record Date. Furthermore, for clarity, the Minority Shareholders will include only ImagicTV Shareholders as of the Record Date.

    The Arrangement constitutes a "going private transaction" for the purposes of Rule 61-501 and Policy Q-27. Pursuant to Rule 61-501 and Policy Q-27, a formal valuation is not required in respect of a going private transaction if the consideration under the going private transaction is at least equal in value to and in the same form as the highest consideration agreed to with one or more selling securityholders of the corporation in arm's length negotiations in connection with the going private transaction provided, in addition to other conditions, at least one of such selling securityholders holds at least
20 percent of the outstanding securities of the corporation.

    Alcatel entered into a Shareholder Lock-up Agreement with Aliant Inc., which indirectly holds 7,209,749 ImagicTV Common Shares, representing approximately 29.1% of the outstanding ImagicTV Common Shares. In its Shareholder Lock-up Agreement, Aliant confirmed that it had full knowledge of and access to information concerning ImagicTV and its securities and that there were no factors peculiar to Aliant, including non-financial factors, which Aliant considered relevant in assessing the proposed consideration in the Arrangement. The Exchange Ratio applies equally to Aliant and the remaining Minority Shareholders. Alcatel has advised ImagicTV that at the time of the negotiation of the Shareholder Lock-up Agreements neither Alcatel nor, to the knowledge of Alcatel after reasonable inquiry, any Locked-up Shareholder was aware of any material non-public information in respect of ImagicTV or its securities that was not disclosed generally or that, if disclosed, could have reasonably been expected to increase the consideration agreed to in the Arrangement Agreement. Alcatel has further advised ImagicTV that since the date of the Shareholder Lock-up Agreements, after reasonable inquiry, it is not aware of any material non-public information in respect of ImagicTV or its securities that has not been disclosed generally or that, if disclosed, could reasonably be expected to increase the value of the ImagicTV Common Shares. ImagicTV concluded on the basis of the foregoing that a formal valuation of the ImagicTV Common Shares was not required pursuant to Rule 61-501 or Policy Q-27 in respect of the Arrangement.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE TRANSACTION

    An arrangement under the CBCA requires court approval. Prior to the mailing of this Circular, ImagicTV obtained the Interim Order providing for the calling and holding of the Meeting, and other procedural matters. A copy of the Notice of Application to the Court relating to the Arrangement is attached as Appendix D to this Circular and a copy of the Interim Order is attached as Appendix E to this Circular.

    Subject to the approval of the Arrangement Resolution by the ImagicTV Securityholders at the Meeting and the satisfaction of certain other conditions, the hearing in respect of the Final Order is scheduled to take place on April 24, 2003 at 10:00 a.m. (Toronto time) in the Court at 393 University Avenue, Toronto, Ontario, Canada. Any ImagicTV Securityholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In the event such hearing is adjourned, then, subject to further order of the Court, only those Persons having previously served a notice of appearance pursuant to the Interim Order shall be given notice of the adjournment date.

    It is expected that the Effective Date will be as soon as practicable after the requisite approval of the ImagicTV Securityholders, receipt of the Final Order, receipt of all of the other Regulatory Approvals and satisfaction of all other applicable conditions precedent.

STOCK EXCHANGE LISTINGS

ALCATEL CLASS A ADSS

    Alcatel Class A ADSs are listed for trading on the NYSE. Alcatel will apply to the NYSE to list the Alcatel Class A ADSs to be issued pursuant to the Arrangement, subject to the satisfaction of customary requirements of the NYSE.

ALCATEL CLASS A SHARES

    The Alcatel Class A Shares are listed on the PSE and on certain other non-North American stock exchanges and markets. The COB will be notified of the proposed Arrangement and Alcatel will apply to the PSE to list the Alcatel Class A Shares underlying the Alcatel Class A ADSs to be issued pursuant to the Arrangement and the Alcatel Class A Shares issuable upon exercise of Revised Options, subject to the satisfaction of the customary requirements of the PSE.

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
REGULATORY MATTERS

    Neither Alcatel nor ImagicTV is aware of any material licenses or regulatory permits that it holds which might be adversely affected by the Transaction or of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date, except as described below. Work is in progress to satisfy all such regulatory requirements and to complete all filings in respect of such requirements.

CANADA

    The Transaction is a "notifiable transaction" for purposes of Part IX of the COMPETITION ACT (Canada) (the "Competition Act"). On February 14, 2003 ImagicTV and Alcatel submitted an application for an advance ruling certificate ("ARC") to the Commissioner of Competition in respect of the Transaction pursuant to section 102 of the Competition Act. Under letter dated February 28, 2003, the Commissioner of Competition issued an ARC in respect of the Transaction

    Exemptions from applicable Canadian Securities Administrators have been obtained to permit certain financial statements of Alcatel to be included in the Circular that have not been prepared or reconciled to Canadian GAAP and to permit executive compensation disclosure in respect of Alcatel disclosed only as required by French law. Exemption orders or approvals are required from Canadian Securities Administrators, among other things, to permit the issuance and resale of the Alcatel Class A ADSs and the issuance and resale of certain of the Alcatel Class A Shares issuable upon exercise of the Revised Options. The consummation of the Transaction is conditional upon the receipt of such rulings or orders.

    The Arrangement constitutes a "going private transaction" for ImagicTV for the purposes of Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 requires, among other things, that this Circular disclose legal developments related to this type of transaction. Prior to the introduction of Rule 61-501 and Policy Q-27, a number of court cases raised certain questions of procedural and substantive fairness with respect to transactions similar to the Arrangement. The issues raised in these cases in respect of a corporation are now generally dealt with in the specific requirements and procedures set out in Rule 61-501 and Policy Q-27.

    Other than as described above, the distribution of Alcatel Class A ADSs to the ImagicTV Shareholders under the Arrangement will be exempt from the prospectus and registration requirements of securities legislation in each province and territory of Canada.

UNITED STATES

    The offer and sale of the Alcatel Class A ADSs (and, to the extent the Revised Options are deemed a new security issued in exchange for the ImagicTV Options, the Revised Options) issuable under the Arrangement will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general registration requirements under the U.S. Securities Act securities issued in exchange for one or more BONA FIDE outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. In connection with the Arrangement, the Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of Alcatel Class A ADSs in exchange for outstanding ImagicTV Common Shares and the adjustments to the ImagicTV Options resulting in the Revised Options. The Court entered the Interim Order on March 21, 2003 and, subject to the approval of the Arrangement by the ImagicTV Securityholders, a hearing on the fairness of the Arrangement is scheduled to be held on Thursday, April 24, 2003 at 10:00 a.m. (Toronto time) by the Court. Any ImagicTV Securityholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order set forth in Appendix D and satisfy any other requirements of the Court. See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

    Persons who are not "affiliates" of ImagicTV or Alcatel prior to the Transaction and who will not be affiliates of Alcatel after the Transaction may resell their Alcatel Class A ADSs in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

    Alcatel Class A ADSs received by a Person who is an affiliate of ImagicTV or Alcatel prior to the Transaction or will be an affiliate of Alcatel after the Transaction will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Persons who are affiliates of either ImagicTV or Alcatel prior to the Transaction and persons who will be affiliates of Alcatel after the Transaction may not resell their Alcatel Class A ADSs unless the offer and sale is registered under the U.S. Securities Act or is made in accordance with Rule 145 under the U.S. Securities Act or another available exemption from registration under the U.S. Securities Act.

    Under the terms of the Arrangement Agreement, ImagicTV shall use commercially reasonable efforts to cause each Person who is an "affiliate" of ImagicTV for the purposes of Rule 145 to execute an affiliate agreement in the form attached to the Arrangement Agreement as Schedule F to the effect that the affiliate will not offer or sell or otherwise dispose of any Alcatel Class A ADSs or Alcatel Class A Shares issued to the affiliate pursuant to the Transaction except in accordance with the U.S. Securities Act.

    In general, under Rule 145, as currently in effect, Persons who are affiliates of either ImagicTV or Alcatel at the time of the Transaction or will be affiliates of Alcatel after the Transaction will be entitled to resell their Alcatel Class A ADSs in the United States if:

    (a) During the preceding 12 months Alcatel has filed all reports required to be filed by it under the U.S. Exchange Act;

    (b) Alcatel Class A ADSs are sold in transactions in which (i) the seller does not solicit or arrange for order to buy the securities, (ii) the seller does not make any payment other than to a broker, and (iii) the securities are sold in a transaction directly with a market maker or in a "brokers' transaction", which is defined under U.S. Securities Act as a sale by a broker in which the broker (1) does no more than execute the order and receives no more than a usual and customary commission,
       (2) does not solicit customer orders to buy securities and (3) after reasonable inquiry is not aware that the seller is an underwriter with respect to the securities being sold; and

    (c) Such sale and all other sales made by affiliates of the selling securityholder within the preceding three months do not collectively exceed the greater of (x) 1% of the then outstanding Alcatel Class A Shares, or (y) the average weekly trading volume of Alcatel Class A ADSs on all United States securities exchanges during the four-week period preceding the date of sale.

    In addition, former affiliates of ImagicTV or Alcatel who are not affiliates of Alcatel and who hold Alcatel Class A ADSs (i) for a period of one year after the Transaction, may resell their Alcatel Class A ADSs without regard to volume and manner of sale limitations set forth in (b) and (c) above if, during the preceding 12 months Alcatel has filed all reports required to be filed by the U.S. Exchange Act or (ii) for a period of two years after the Transaction, may resell their Alcatel Class A ADSs without regard to any of the limitations of Rule 145, provided that such persons have not been affiliates of Alcatel during the three month period preceding the resale.

    Persons who receive Alcatel Class A ADSs pursuant to the Transaction should consult with their own legal advisors prior to selling their Alcatel Class A ADSs received pursuant to the Transaction.

    Alcatel will file a registration statement on Form S-8 in order to register under the U.S. Securities Act the Alcatel Class A Shares issuable upon exercise of the Revised Options. The resale of the Alcatel Class A Shares received upon exercise of Revised Options (so long as the Form S-8 registration statement remains effective), will not be restricted under United States federal securities laws, subject to certain restrictions on transfers by affiliates of Alcatel.

FRANCE

    The acquisition by a French public company of another corporation, either French or otherwise, does not require obtaining prior approvals from any regulatory authorities in France, including the COB. The COB is an independent French administrative body which is responsible for: (i) assuring the protection of investors in securities, listed financial stocks, negotiable futures and other types of publicly offered investments; (ii) overseeing the information supplied to investors; and (iii) overseeing and assuring the proper functioning of the French stock markets.

    Pursuant to Articles 4 and 6 of COB Regulation No. 88-07, any proposed transaction which may potentially have an impact on the rights of security holders or on the market price of the securities of a corporation involved in such a proposed transaction must be disclosed to the public. In addition, since the Transaction will result in a share capital increase of Alcatel, it must file certain documentation with the COB in relation to such an increase in share capital. The documentation to be filed must be approved by the COB prior to the implementation of Alcatel's share capital increase.

INTERESTS OF CERTAIN IMAGICTV DIRECTORS, OFFICERS AND EMPLOYEES IN THE
  TRANSACTION

    Pursuant to the Arrangement Agreement and in an effort to reduce costs, effective March 7, 2003 Ian Cavanagh resigned as an officer and employee of ImagicTV. Gerald L. Pond agreed to resign as an employee of ImagicTV with effect from March 26, 2003, continuing thereafter as a director and the non-employee Chief Executive Officer and President of ImagicTV. Following the Effective Time, the current directors on the Board of Directors and certain officers of ImagicTV will resign and be replaced by one or more individuals, as determined by Alcatel.

    Marcel LeBrun and Dany Degrace have both executed term sheets with Alcatel, agreeing in principle to certain amendments to their employment agreements, subject to the successful completion of the Transaction. The general terms and conditions of the amendments include the following: (i) modifications to base salary amounts; (ii) annual incentive plans providing for a target bonus of 20% of their annual base salary with an actual bonus payment ranging from 0% to 150% of the target bonus; (iii) special retention bonuses for each of the first two calendar years of employment with Alcatel providing for a target bonus of 10% of their annual base salary with an actual bonus payment ranging from 0% to 150% of the target bonus; (iv) sign-on bonuses, payable in two installments, the first installment being paid as soon as practicable following the completion of the Transaction and the second installment being paid as soon as practicable following the first anniversary of the Transaction, subject to repayment in limited circumstances; (v) imposition of a new vesting schedule on existing options; (vi) initial grants of options to purchase Alcatel Class A Shares pursuant to Alcatel's stock option plans; and (vii) severance payments in the event their employment is terminated by Alcatel without "cause" after the first anniversary of the Transaction.

    The Arrangement Agreement provides that all rights to indemnification existing as of the date of the Arrangement Agreement in favour of officers and directors of ImagicTV or any subsidiary as provided in the ImagicTV Articles, ImagicTV By-Laws, or the articles or by-laws of any subsidiary of ImagicTV, will survive the Arrangement for a period of not less than six years from the Effective Time. The Arrangement Agreement also provides that, ImagicTV is permitted to, and ImagicTV will use commercially reasonable efforts to, extend, prior to the Effective Time, the discovery period for up to six years from the Effective Time, in respect of the policies of the directors' and officers' liability insurance maintained by ImagicTV at the date of execution of the Arrangement Agreement to the extent of a maximum aggregate cost of $1.75 million (net, after taking into account any reduction or credit in respect of the cancellation of ImagicTV's current policies to be effected by ImagicTV following the Effective Time).

SHAREHOLDER LOCK-UP AGREEMENTS

    Each of the Locked-up Shareholders entered into the Shareholder Lock-up Agreements with Alcatel pursuant to which each Locked-up Shareholder undertook to take certain actions in respect of the Transaction. The Locked-up Shareholders hold more than 49.4% of all outstanding ImagicTV Common Shares and approximately 47.4% of all outstanding ImagicTV Common Shares (including shares subject to ImagicTV Options) as of March 24, 2004. On or about March 24, 2003, Whitecastle transferred all of its ImagicTV

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Common Shares to certain related entities, each of whom agreed to be bound by the Shareholder Lock-up Agreement to which Whitecastle is a party. Pursuant to the Shareholder Lock-up Agreements, each Locked-up Shareholder undertook, except in the case of a Superior Proposal that is also an Acceptable Offer, to vote or cause to be voted at any meeting of ImagicTV Shareholders or ImagicTV Securityholders all ImagicTV Common Shares and ImagicTV Options, if any, owned by them in favour of the Arrangement and against any Acquisition Proposal, other than the Arrangement. The Shareholder Lock-up Agreements also place certain restrictions on the ability of the Locked-up Shareholder to sell, transfer or otherwise dispose of their ImagicTV Common Shares and any ImagicTV Options. In the event a Superior Proposal is made that is an Acceptable Offer, Locked-up Shareholders may vote their ImagicTV Common Shares and ImagicTV Options in favour of such Superior Proposal, provided they pay to Alcatel an amount in cash equal to the excess, if any, of the per ImagicTV Common Share value under such Acceptable Offer, over $1.20 per ImagicTV Common Share for each of the ImagicTV Common Shares owned by the Locked-up Shareholder.

    Each Locked-up Shareholder has also agreed that in the event that within three months following any termination of the applicable Shareholder Lock-up Agreement an Acquisition Proposal is made in which the Locked-up Shareholder is entitled to participate and which is completed within four months of the termination of such Shareholder Lock-up Agreement then such Locked-up Shareholder will be required to pay to Alcatel an amount in cash equal to the excess, if any, of the per ImagicTV Common Share value under such Acquisition Proposal or via any sale or transfer after the first public announcement thereof, over $1.20 per ImagicTV Common Share for each of the ImagicTV Common Shares owned by the Locked-up Shareholder at the date of the first public announcement of such Acquisition Proposal.

    Each Locked-up Shareholder has also confirmed that he or it was not acting jointly or in concert with Alcatel in respect of the Arrangement or any alternative transaction and that the entering into of such Shareholder Lock-up Agreement was a condition imposed by Alcatel to proceeding with the Arrangement. Further, each Locked-up Shareholder consented to being treated, and confirmed that he or it supports his or its treatment, as a Minority Shareholder for the purposes of the minority approval requirements of Rule 61-501 and Policy Q-27. In the Arrangement Agreement, each of Alcatel and ImagicTV confirmed their view that certain of the Shareholder Lock-up Agreements provide an exemption from the independent valuation requirements of Rule 61-501 and Policy Q-27.

ALCATEL AGREEMENT TO VOTE

    Pursuant to the Arrangement Agreement, Alcatel also has agreed to vote all of its ImagicTV Common Shares at the Meeting in favour of the Arrangement Resolution. Through Alcatel Canada, Alcatel holds 14.5% of all outstanding ImagicTV Common Shares (including shares subject to ImagicTV Options) as of March 24, 2003 which, together with securities held by the Locked-Up Shareholders, represents 61.9% of the aggregate of all the ImagicTV Common Shares (including shares subject to ImagicTV Options) outstanding as of such date.

                           THE ARRANGEMENT AGREEMENT

    The following is a summary of the material terms of the Arrangement Agreement. ImagicTV Securityholders are urged to read the Arrangement Agreement in its entirety, a copy of which is attached as Appendix C to this Circular.

REPRESENTATIONS AND WARRANTIES

    The Arrangement Agreement contains certain customary representations and warranties of each of Alcatel and ImagicTV relating to, among other things, their due incorporation and their respective organization, financial condition and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Transaction.

COVENANTS

    Pursuant to the Arrangement Agreement, ImagicTV has agreed that, among other things, until the earlier of the termination of the Arrangement Agreement and the Effective Date, except as contemplated by the Arrangement Agreement or the Plan of Arrangement or with the prior written consent of Alcatel, it will and will

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cause its subsidiaries to carry on its business in, and only in, the ordinary and regular course in substantially the same manner as conducted prior to the execution of the Arrangement Agreement and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business are maintained. ImagicTV has also agreed to customary covenants.

    Alcatel has covenanted in the Arrangement Agreement, in addition to other customary covenants, to perform all obligations required to be performed by it under the Arrangement Agreement, to co-operate with ImagicTV in connection therewith, and to do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement.

COVENANTS REGARDING NON-SOLICITATION

    ImagicTV has agreed, except as otherwise provided for in the Arrangement Agreement, that it will not, directly or indirectly, through any officer, director, employee, shareholder, representative or agent of ImagicTV or any of its subsidiaries among other things: (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into of any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal;
(iii) approve or recommend any Acquisition Proposal; or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal.

    Notwithstanding the foregoing, the Arrangement Agreement does not prevent the Board of Directors from complying with ImagicTV's disclosure obligations under applicable Laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information in relation to an unsolicited BONA FIDE written Acquisition Proposal that did not otherwise result from a breach of the covenants regarding non-solicitation set out in the Arrangement Agreement and which the Board of Directors has determined in good faith, after consultation with financial advisors and outside counsel, is a Superior Proposal. ImagicTV has agreed to notify Alcatel, no later than the next day, of, among other things, any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal and to include in such notice the material terms and conditions of any proposal and the identity of the Person making the proposal as well as such other details of the proposal as Alcatel may reasonably request, as well as a copy of the proposal.

    ImagicTV is entitled, subject to Alcatel's right to terminate the Arrangement Agreement and to the payment of the Break Fee in the amount of $625,000 and certain expenses in certain instances, to accept, approve or recommend or enter into any agreement, understanding or arrangement with respect to an unsolicited Superior Proposal if, and only if: (i) it has provided Alcatel with an copy of the Superior Proposal document; (ii) ImagicTV and the Superior Proposal comply with the terms of the Arrangement Agreement; and (iii) five Business Days shall have elapsed from the later of the date Alcatel received written notice advising Alcatel that the Board of Directors has resolved to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date Alcatel received a copy of such Superior Proposal. During such five Business Day period, ImagicTV agreed that Alcatel will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement. The Board of Directors will review any offer by Alcatel to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Alcatel's offer (having regard to such offer's value at that time) upon acceptance by ImagicTV would, if consummated in accordance with its terms, result in a transaction equally or more favourably to ImagicTV Shareholders from a financial point of view than the transaction contemplated by such previously disclosed Superior Proposal. If the Board of Directors so determines, it will enter into an amended agreement with Alcatel reflecting Alcatel's amended offer. If the Board of Directors continues to believe, in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Alcatel's amended offer, ImagicTV and the Board of Directors may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal provided that ImagicTV will continue to fulfill its obligations pursuant to the Arrangement Agreement and provided further that the Superior Proposal

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does not impose any "break-up", "hello" or other fees or options or rights to acquire assets or securities, or any other obligations that would survive the Effective Date, on ImagicTV or any of its subsidiaries unless and until the Arrangement Agreement is terminated in accordance with its terms.

CONDITIONS TO THE TRANSACTION

MUTUAL CONDITIONS

    The Arrangement Agreement provides that the respective obligations of Alcatel and ImagicTV to complete the Transaction are subject to the satisfaction or waiver, by mutual consent of Alcatel and ImagicTV, of a number of conditions, including the following:

    (a) the Arrangement Resolution shall have been approved by not less than 66 2/3% of the votes cast on such resolution the ImagicTV Securityholders present at the Meeting in person or voting by proxy, as well as any Minority Shareholder approval requirements;

    (b) the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of ImagicTV and Alcatel, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

    (c) there shall not be in force any final and non-appealable judgment, injunction, order or decree preventing, restraining or enjoining the consummation of the Transaction and there shall be no proceeding in progress or threatened that relates to or results from the Transaction that would, if successful, result in an order or ruling of a Governmental Entity that would preclude completion of the Transaction in accordance with the terms of the Arrangement Agreement or would otherwise be inconsistent with the Regulatory Approvals which have been or will be obtained;

    (c) the Arrangement Agreement shall not have been terminated in accordance with its terms;

    (e) the Alcatel Class A ADSs to be issued pursuant to the Arrangement shall have been listed on the NYSE (subject only to official notice of issuance, the issuance of the Alcatel Class A Shares being a condition precedent thereof);

    (f) there shall not be pending or threatened any suit, action or proceeding:
       (i) seeking to prohibit or restrict the acquisition by Alcatel or any of its subsidiaries of any ImagicTV Common Shares; (ii) seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from ImagicTV or Alcatel any damages directly or indirectly in connection with the Arrangement; (iii) seeking to prohibit or materially limit the ownership or operation by Alcatel or any of its subsidiaries of any material portion of the business or assets of ImagicTV or any of its subsidiaries or to compel Alcatel or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of ImagicTV or any of its subsidiaries; (iv) seeking to impose limitations on the ability of Alcatel or any of its subsidiaries to acquire or hold, or exercise full rights to ownership of, any ImagicTV Common Shares, including the right to vote the ImagicTV Common Shares purchased by them on all matters properly presented to the shareholders of ImagicTV;
       (v) seeking to prohibit Alcatel or any of its subsidiaries from effectively controlling in any material respect the business or operations of ImagicTV or any of its subsidiaries; or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on ImagicTV or Alcatel; and

    (g) the Regulatory Approvals (other than those in respect of securities compliance) shall have been obtained or satisfied on terms and conditions satisfactory to both ImagicTV (insofar as it would directly affect ImagicTV Shareholders) and Alcatel, each acting reasonably.

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CONDITIONS IN FAVOUR OF ALCATEL

    The Arrangement Agreement provides that the obligation of Alcatel to complete the Transaction is subject to the fulfillment of a number of additional conditions, each of which may be waived, by Alcatel, including the following:

    (a) all covenants of ImagicTV under the Arrangement Agreement to be performed on or prior to the Effective Date shall have been duly performed in all material respects;

    (b) all representations and warranties of ImagicTV shall have been true on the date of the Arrangement Agreement and shall be true and correct on the Effective Date, except to the extent any untruth or incorrectness would not have a Material Adverse Effect on ImagicTV, and ImagicTV shall have delivered an officers' certificate to such effect at the Effective Date;

    (c) the Shareholder Lock-up Agreements shall be in full force and effect as of the Effective Date;

    (d) on or prior to the Effective Date, all required consents, approvals and waivers of Brunswick Square Ltd. and Highwoods Realty Limited Partnership shall have been received on terms and conditions satisfactory to Alcatel, acting reasonably (which may include reasonable consent fees payable to the landlords);

    (e) the Board of Directors shall have adopted all necessary resolutions and all necessary corporate action shall have been taken by ImagicTV and its subsidiaries to permit the consummation of the Arrangement;

    (f) between February 6, 2003 and the Effective Date, there shall not have occurred a Material Adverse Change to ImagicTV;

    (g) the Regulatory Approvals in respect of securities compliance shall have been obtained on terms and conditions satisfactory to Alcatel, acting reasonably;

    (h) the directors and officers of ImagicTV and its subsidiaries designated by Alcatel shall have tendered resignations effective as of the Effective Time;

    (i) ImagicTV and the ImagicTV Trustee shall have entered into the ImagicTV Trust Agreement; and

    (j) Registered ImagicTV Shareholders holding no more than 5% of the outstanding ImagicTV Common Shares shall have exercised their Dissent Rights in respect of the Arrangement.

CONDITIONS IN FAVOUR OF IMAGICTV

    The Arrangement Agreement provides that the obligation of ImagicTV to complete the Transaction is subject to the fulfillment of a number of additional conditions, each of which, where permissible, may be waived by ImagicTV, including the following:

    (a) all covenants of Alcatel under the Arrangement Agreement to be performed on or prior to the Effective Date shall have been duly performed in all material respects (including those in connection with the ORAs);

    (b) all representations and warranties of Alcatel shall have been true on the date of the Arrangement Agreement and shall be true and correct in all material respects on the Effective Date, except to the extent any untruth or incorrectness would not have a Material Adverse Effect on Alcatel, and Alcatel shall have delivered an officers' certificate to the effect that such representations and warranties are true and correct at the Effective Date;

    (c) the board of directors of Alcatel shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Alcatel to permit the consummation of the Arrangement, the issuance of the Alcatel Class A ADSs in connection therewith and the issuance of the Alcatel Class A Shares upon the exercise from time to time of the Revised Options; and

    (d) all Regulatory Approvals required from: (i) applicable Canadian securities regulatory authorities relating to the issuance and first resale of the Alcatel Class A ADSs and Alcatel Class A Shares; (ii) the

       COB and the PSE for the listing of the Alcatel Class A Shares; and
       (iii) the NYSE for the listing of the Alcatel Class A ADSs shall have been obtained by Alcatel on the terms and conditions satisfactory to ImagicTV to the extent they would affect the ImagicTV Shareholders.

TERMINATION AND PAYMENT OF BREAK FEES AND EXPENSES

    The termination and Break Fee events and payments, as the case may be, under the Arrangement Agreement include the following:

    (a) the Arrangement Agreement may be terminated by ImagicTV or Alcatel, as the case may be, if certain conditions set out in the Arrangement Agreement are not satisfied on or before the Effective Date provided, however, that the right to terminate the Arrangement Agreement shall not be available if the actions or failure to act on the part of the party purporting to terminate has been a principal cause or resulted in the failure of the Arrangement to be completed and such actions or failure to act constitutes a material breach of the Arrangement Agreement;

    (b) the Arrangement Agreement may be terminated by mutual agreement of ImagicTV and Alcatel;

    (c) the Arrangement Agreement may be terminated by ImagicTV or Alcatel, as the case may be, if any Law is passed that makes consummation of the Transaction illegal or otherwise prohibited or if any final and non-appealable judgement or decision of a Governmental Entity prevents completion of the Transaction;

    (d) the Arrangement Agreement may be terminated by Alcatel if: (i) the Board of Directors has failed to recommend or has withdrawn, modified or changed in a manner adverse to Alcatel its approval or recommendation of the Arrangement Agreement or the Arrangement (unless as a result of Alcatel having made a material misrepresentation or materially breached a covenant in the Arrangement Agreement in such a manner that ImagicTV would be entitled to rely upon the failure as a reason not to complete the Arrangement following compliance with notice provisions); (ii) the Board of Directors approve or recommends any Acquisition Proposal; or
       (iii) ImagicTV has entered into an agreement, understanding or arrangement with respect to a Superior Proposal;

    (e) the Arrangement Agreement may be terminated by ImagicTV at any time prior to the Effective Date if, on the third day prior to the Effective Date, the product of the Exchange Ratio multiplied by the Effective Date Average ADS Price is less than $1.00;

    (f) the Arrangement Agreement will automatically terminate if the Effective Date does not occur by May 30, 2003 or such later date as may be agreed to by ImagicTV and Alcatel;

    (g) if the Arrangement Agreement is terminated: (i) by Alcatel pursuant to the circumstances described in (d) above; (ii) by Alcatel, ImagicTV or automatically as a result of the requisite approval by ImagicTV Securityholders not being obtained at the Meeting; or
       (iii) automatically upon the Effective Date not occurring on or prior to May 30, 2003 and in any case, an Acquisition Proposal has been made by a Person prior to holding the Meeting, then ImagicTV will pay Alcatel the Break Fee of $625,000, together with reimbursement of Alcatel's out-of-pocket costs and expenses up to an aggregate maximum of $1.25 million; and

    (h) if ImagicTV or Alcatel terminate the Arrangement Agreement pursuant to certain conditions set out in the Arrangement Agreement not being satisfied, or the Arrangement Agreement terminates automatically on May 30, 2003, in each case as a result of not having obtained the requisite approval by ImagicTV Securityholders at the Meeting, then except in circumstances where the Break Fee is payable as described in
       (g) above, ImagicTV will reimburse Alcatel's out-of-pocket costs and expenses in connection with the Transaction, to a maximum of $1 million.

The Break Fee and/or the expenses of Alcatel are is not payable in certain instances relating to a material breach of a covenant or a material misrepresentation by Alcatel under the Arrangement Agreement.

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                             TRANSACTION MECHANICS

THE ARRANGEMENT

    The following is a summary of the Plan of Arrangement. ImagicTV Securityholders are urged to read the Plan of Arrangement in its entirety. The Plan of Arrangement is attached as Appendix B to this Circular.

    Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following events will occur in the following order:

    (a) each ImagicTV Common Share (other than (i) ImagicTV Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of the ImagicTV Common Shares held by them and (ii) ImagicTV Common Shares held by Alcatel or any of its Affiliates), will be transferred by the holder thereof, without any further act or formality on its part, and free and clear of all liens, claims and encumbrances, to Alcatel Acquireco in exchange (by way of the procedures set out in the Arrangement Agreement) for that number of fully paid and non-assessable Alcatel Class A ADSs (represented by Alcatel ADRs) equal to the Exchange Ratio, subject to adjustment to eliminate fractional shares as provided for in the Plan of Arrangement, and the name of each such holder will be removed from the register of holders of ImagicTV Common Shares and added to the register of holders of Alcatel Class A ADSs and Alcatel Acquireco will be recorded as the registered holder of all ImagicTV Common Shares so transferred and will be deemed to be the legal and beneficial owner thereof; and

    (b) each ImagicTV Option outstanding at the Effective Time, whether vested or unvested, shall, by virtue of the Plan of Arrangement and without further action of ImagicTV or Alcatel represent a Revised Option to purchase the number of Alcatel Class A Shares equal to the product of the Exchange Ratio multiplied by the number of ImagicTV Common Shares subject to such ImagicTV Option. Such Revised Option shall provide for an exercise price per Alcatel Share in Euros equal to the product of
       (i) the quotient of (a) the exercise price per ImagicTV Common Share of such ImagicTV Option immediately prior to the Effective Time divided by
       (b) the Exchange Ratio; and (ii) the Euro Exchange Rate. If the foregoing calculation results in a Revised Option being exercisable for a fraction of an Alcatel Class A Share, then the number of Alcatel Class A Shares subject to such Revised Option will be rounded down to the next whole number of Alcatel Class A Shares and the total exercise price for the Revised Option will be reduced by the exercise price of the fractional Alcatel Class A Share. The term to expiry, conditions to and manner of exercising, vesting schedule, and all other terms and conditions of such Revised Option will be the same as the terms and conditions of such ImagicTV Option, and any document or agreement previously evidencing such ImagicTV Option will thereafter evidence and be deemed to evidence such Revised Option.

    Under the Arrangement Agreement, the ImagicTV Common Shares will be exchanged for Alcatel Class A ADSs at the Effective Time in the following steps:

    (a) Alcatel will cause Alcatel Acquireco (with funds provided by Alcatel) to subscribe for ORAs from Coralec, and cause Coralec to issue such ORAs to Alcatel Acquireco in a sufficient amount so as to satisfy the number of Alcatel Class A ADSs required to be delivered in exchange for the ImagicTV Common Shares in accordance with the Plan of Arrangement.

    (b) Alcatel will cause Alcatel Acquireco to deliver such number of ORAs to the ImagicTV Trust.

    (c) Pursuant to the ImagicTV Trust Agreement, the ImagicTV Trustee will immediately request the redemption of such ORAs and direct Alcatel to deliver Alcatel Class A ADSs representing the Alcatel Class A Shares to be issued upon redemption of the ORAs to the Alcatel Depositary.

    (d) Alcatel shall issue the applicable Alcatel Class A Shares and deposit them in a share account maintained by its custodian in France for the account of the Alcatel Depositary.

    (e) The Alcatel Depositary will issue Alcatel ADRs representing a whole number of Alcatel Class A ADSs upon receipt of a duly completed Letter of Transmittal, together with a certificate or certificates representing ImagicTV Common Shares and other required documentation from Persons who were Registered ImagicTV Shareholders immediately prior to the Effective Time.

PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY IMAGICTV SHAREHOLDERS

    Upon surrender to the Alcatel Depositary of a certificate or certificates which, immediately prior to the Effective Time, represented one or more ImagicTV Common Shares that were transferred to Alcatel Acquireco under the Arrangement, together with a properly completed Letter of Transmittal and any other required documentation as described in detail below, an ImagicTV Shareholder will be entitled to receive Alcatel ADRs representing that number of Alcatel Class A ADSs.

    Shortly after delivery of this Circular the Exchange Agent will deliver a Letter of Transmittal to all Registered ImagicTV Shareholders. The Letter of Transmittal, when properly completed and duly executed and returned to the Exchange Agent, together with a certificate or certificates for ImagicTV Common Shares and all other required documentation, will enable each Registered ImagicTV Shareholder to obtain an Alcatel ADR representing that whole number of Alcatel Class A ADSs they are entitled to under the Arrangement and registered as they direct in the Letter of Transmittal, subject to compliance with the Letter of Transmittal. Registered ImagicTV Shareholders will only receive Alcatel ADRs representing Alcatel Class A ADSs upon delivery of the certificates representing his, her or its ImagicTV Common Shares and all other required documentation.

    REGISTERED IMAGICTV SHAREHOLDERS WHO DO NOT SURRENDER THEIR CERTIFICATE OR CERTIFICATES REPRESENTING IMAGICTV COMMON SHARES SHALL NOT BE RECORDED ON THE REGISTER OF HOLDERS OF ALCATEL CLASS A ADSS, NOR WILL THEY BE ENTITLED TO VOTE OR RECEIVE DIVIDENDS IN RESPECT OF THE ALCATEL CLASS A SHARES UNDERLYING THEIR ALCATEL CLASS A ADSS.

    HOLDERS OF IMAGICTV OPTIONS WHO ARE ALSO NOT REGISTERED IMAGICTV SHAREHOLDERS ARE NOT REQUIRED TO COMPLETE THE LETTER OF TRANSMITTAL.

    Any use of the mail to transmit a share certificate for ImagicTV Common Shares and a related Letter of Transmittal is at the risk of the ImagicTV Shareholder. If these documents are mailed, it is recommended that registered mail, with (if available) return receipt requested, properly insured, be used. If the Arrangement Resolution is not duly approved at the Meeting, or any adjournment or postponement thereof, or if the Arrangement is not otherwise completed, the share certificates for ImagicTV Common Shares received by the Exchange Agent will be returned to the appropriate ImagicTV Shareholders.

    Certificates representing the Alcatel Class A ADSs issuable to a former holder of ImagicTV Common Shares who has complied with the procedures set out above, together with a cheque in the amount, if any, payable in lieu of a fractional Alcatel Class A ADS will, as soon as practicable after the Effective
Date: (i) be forwarded to the holder at the address specified in the Letter of Transmittal; or (ii) be made available at the offices of the Exchange Agent at 101 Barclay Street, New York, New York 10286 for pickup by the holder as requested by the holder, in the Letter of Transmittal.

    Where a certificate for ImagicTV Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should complete the Letter of Transmittal as fully as possible and return it together with a letter describing the loss, to the Exchange Agent in accordance with the instructions in the Letter of Transmittal. The Exchange Agent will issue Alcatel ADRs, subject to compliance with the applicable replacement requirements, including delivery of a bond or indemnity satisfactory to Alcatel and the Exchange Agent.

    IMAGICTV SHAREHOLDERS WHOSE IMAGICTV COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING SHARE CERTIFICATES REPRESENTING THOSE IMAGICTV COMMON SHARES. SEE "INFORMATION CONCERNING THE MEETING -- BENEFICIAL HOLDERS OF IMAGICTV COMMON SHARES".

NO FRACTIONAL ALCATEL CLASS A ADSS

    No fractional Alcatel Class A ADSs shall be issued upon surrender of certificates representing ImagicTV Common Shares for exchange and an ImagicTV Shareholder will not be entitled to any rights as a securityholder of Alcatel in respect of such fractional interests. In lieu of any such fractional securities, each ImagicTV Shareholder otherwise entitled to a fractional interest in an Alcatel Class A ADS will receive from Alcatel a cash payment equal to such fractional interest multiplied by the current market price of an Alcatel
Class A ADS as determined by Alcatel, in its discretion, less any amount withheld pursuant to applicable Law.

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                        INFORMATION RELATING TO IMAGICTV

GENERAL

    ImagicTV was incorporated under the laws of Canada on December 24, 1997 and commenced operations on January 5, 1998. On November 27, 2000, ImagicTV completed an initial public offering of ImagicTV Common Shares in Canada and the United States. ImagicTV Common Shares are listed and posted for trading on the TSX under the symbol "IMT" and are quoted on Nasdaq under the symbol "IMTV". The registered office of ImagicTV is located at One Brunswick Square, 14th Floor, Saint John, New Brunswick E2L 3Y2, Canada.

BUSINESS OVERVIEW

    ImagicTV develops and licenses infrastructure software products and provides related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband or high-speed communications network. ImagicTV's software is based on open, Internet-based standards for software and networking and is designed to work in conjunction with industry standard third-party hardware and software. Service providers can implement ImagicTV software in conjunction with industry standard third-party hardware and software over existing copper phone lines using xDSL technology, including asynchronous DSL or ADSL and various broadband access technologies such as fibre to the home and broadband wireless technologies.

    ImagicTV's customers include incumbent local exchange carriers and other telephony providers. ImagicTV also offers software products and related services to providers of broadband transmission services such as power and utility companies and Internet service providers.

    ImagicTV believes telephone companies and other service providers are seeking solutions that will allow them to deliver multi-channel digital television services and other revenue generating applications bundled with their existing voice and Internet service offerings and thus to compete with cable and satellite television operators in the emerging market for integrated voice, Internet and television services. By implementing ImagicTV's primary software product, DTV Manager, over existing broadband networks and by acquiring and installing additional equipment as subscribers activate service, ImagicTV believes that service providers can cost-effectively offer their subscribers the following services through televisions and personal computers:

       - digital television with unlimited channel capacity; and

       - interactive media services, such as:

           - Internet-on-television, including e-mail and Web access;

           - video-on-demand;

           - self-service pay-per-view;

           - an interactive program guide; and

           - a customizable television portal that provides access to various available services, including television stations, web sites, digital music channels and e-commerce sites.

    DTV Manager software also enables service providers to manage subscriber accounts through service provisioning, customized package offerings and integrated voice, Internet and television billing.

THE IMAGICTV SOLUTION

    ImagicTV's software products are designed to work in conjunction with industry standard third-party hardware and software and to integrate with the service provider's existing network and systems. ImagicTV's software takes advantage of advancements in communications transmission technology, Internet Protocol networking standards and video and audio compression technologies. To implement ImagicTV's software, the service provider's network must comply with various Internet-based standards for software and networking. Third-party hardware and software are required to utilize ImagicTV's software products.

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    ImagicTV's software products are designed to support multiple televisions and personal computers in the home. The number of televisions and personal computers in a home that ImagicTV's software can support depends upon the capacity of the broadband network and the type of video compression employed by the service provider.

PRODUCTS AND SERVICES

    ImagicTV software products currently consist of DTV Manager, pcVu, Movie Manager and the iMagicTV Developer Network (IDN), which are offered together with related professional services and maintenance and technical support services.

DTV MANAGER

    DTV Manager, ImagicTV's primary product, is a suite of software that integrates, supports and manages the hardware and software components of the service provider's network to enable the service provider to deliver multi-channel digital television and interactive media services from its head office to its subscribers' homes. DTV Manager software falls into three broad categories: viewer component software, administration system software and operations system software.

PCVU

    pcVu works in conjunction with DTV Manager and allows a subscriber to receive multi-channel digital television services on a personal computer. It includes a software-based tuner resident on the personal computer and does not require additional hardware in the personal computer. pcVu is designed to deliver high quality digital broadcast television signals so that, to the subscriber, there is no visible distinction between a broadcast delivered over a television and a broadcast delivered over a personal computer. The pcVu software is designed to allow a subscriber to watch television while simultaneously using his or her Web browser and other standard software packages.

MOVIE MANAGER

    Movie Manager works in conjunction with DTV Manager to allow subscribers to access DVD quality video content on demand. It provides VCR style control to the subscriber through the use of the set-top box remote control. With Movie Manager, the service provider can manage the delivery of the content and customize its business application for video rentals by the subscriber.

IMAGICTV DEVELOPER NETWORK (IDN)

    The iMagicTV Developer Network is an Independent Software Vendor (ISV) program. Its purpose is to help developers create applications that extend ImagicTV software solutions. Its members have access to a complete set of application development resources, including a developer's toolkit, a developmental environment, training and support. In addition, ImagicTV customers can use IDN to develop their own solution on top of the ImagicTV platform.

RESEARCH AND DEVELOPMENT

    Research and development efforts by ImagicTV focuses on the continued development and enhancement of existing products and services as well as the development of new applications and services. These efforts are based on input both from customers and from research and development staff.

    ImagicTV is currently engaged in the development of Virtual VCR and Rich Media Applications, which are expected to be offered as enhancements or "add ons" to DTV Manager.

           - VIRTUAL VCR. This service would enable subscribers to store and replay digital broadcast television and other video content on an "on-demand" basis without a video cassette recorder.

           - RICH MEDIA APPLICATIONS. This service would enable service providers to deliver a prepackaged bundle of interactive broadband channels to subscribers with imbedded interactive e-commerce

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             applications linked to third-parties. One example is a channel offering a movie and pizza package that subscribers can order through their television. ImagicTV expects that two-way channel services would often be co-branded with retail and consumer brands.

CUSTOMERS

    ImagicTV has licensed its software products to eleven customers in North America, Europe and Asia. Of these customers, two are telephone companies which have licensed DTV Manager for commercial deployment. The remaining eight telephone companies and one broadcast/satellite company have entered into trial license agreements for DTV Manager.

COMPETITION

    ImagicTV faces competition from a number of companies in the market for multi-channel digital television and interactive media services. Direct competitors such as Myrio Corporation, Minerva Networks, Thirdspace and Orca Communications provide products that are sold to telephone companies and other service providers and are competitive with all or part of ImagicTV's products. An indirect competitor, Liberate Technologies, provides technology and services related to interactive television. ImagicTV also expects additional competition from other established and emerging companies and expects competition to persist and intensify as the market for digital interactive television over broadband further develops.

EMPLOYEES

    As of March 24, 2003, ImagicTV had 97 full-time employees. None of ImagicTV's employees are represented by a collective bargaining agreement nor has ImagicTV ever experienced any work stoppage. Management of ImagicTV believes ImagicTV's relations with its employees are good.

FURTHER INFORMATION REGARDING IMAGICTV

    The following documents, filed by ImagicTV with the SEC and/or the Canadian Securities Administrators, are attached at Appendices G-1 through G-4 and form an integral part of this Circular:

    (i) ImagicTV's Annual Report on Form 20-F for the fiscal year ended February 28, 2002;

    (ii) the interim financial statements of ImagicTV for the first fiscal quarter ended May 31, 2002;

   (iii) the interim financial statements of ImagicTV for the second fiscal quarter ended August 31, 2002; and

    (iv) the interim financial statements of ImagicTV for the third fiscal quarter ended November 30, 2002.

    ANY STATEMENT CONTAINED IN A DOCUMENT REFERENCED TO IN THE FOREGOING PARAGRAPH SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS REFERENCED TO IN THE FOREGOING PARAGRAPH, MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS CIRCULAR. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

                        INFORMATION RELATING TO ALCATEL

BUSINESS OF ALCATEL

    Alcatel is a company incorporated under the laws of France with corporate headquarters located at 54, rue La Boetie, 75008 Paris, France. The address of Alcatel's principal executive office is 54 rue La Boetie, 75008 Paris, France. Alcatel is a leading provider of end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user. In telecommunications network equipment as well as Alcatel's expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With approximately 76,000 employees located in 130 countries, and consolidated net sales of E16,547 million in 2002, Alcatel is recognized as the world leader in DSL, based on lines shipped according to market studies by research and consulting firms specializing in the telecommunications industry, and was one of the leaders in terms of sales in all of its primary business segments: high-speed Internet access, terrestrial and submarine optical networks and intelligent networking. Alcatel's customers are telecommunications operators and Internet service providers as well as businesses and consumers.

    Alcatel was established in 1898 as a publicly-owned company under the name "Compagnie Generale d'Electricite-CGE". Alcatel was nationalized by the French state in 1982 and privatized in May 1987. In January 1991, Alcatel changed its official name to "Alcatel Alsthom Compagnie General d'Electricite". On September 1, 1998, Alcatel changed its official name to "Alcatel".

    Based upon information contained in Alcatel's audited consolidated annual financial statements for the year ended December 31, 2002 (which were prepared in accordance with French GAAP), Alcatel's net sales were E16,547 million (approximately $17,350 million). Alcatel's total assets as at December 31, 2002 were E25,880 million (approximately $27,135 million) and its shareholders' equity was E5,007 million (approximately $5,250 million). All amounts converted from Euros to U.S. dollars have been made at the U.S. Federal Reserve rate of one Euro being equal to $1.0485. For further information see Alcatel's audited consolidated annual financial statements for the fiscal year ended December 31, 2002 at Appendix H-3.

    ALCATEL INTENDS TO FILE ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 WITH THE SEC NO LATER THAN MARCH 31, 2003, WHICH DOCUMENT WILL CONTAIN A RECONCILIATION TO U.S. GAAP, AS REQUIRED BY U.S. LAW, IN THE NOTES TO SUCH FINANCIAL STATEMENTS. SUCH ANNUAL REPORT ON FORM 20-F WILL BE AVAILABLE ON ALCATEL'S WEBSITE (WWW.ALCATEL.COM) WITHIN THREE BUSINESS DAYS OF SUCH FILING WITH THE SEC. IMAGICTV SECURITYHOLDERS ARE ENCOURAGED TO REVIEW SUCH ANNUAL REPORT ON FORM 20-F.

2002 OVERVIEW

    The global economic slowdown and the deterioration of the telecommunications and information infrastructure sectors, which began in 2001, continued to have a material, negative impact on Alcatel's results of operations for 2002. The substantial restructuring efforts and significant actions that Alcatel had implemented in 2001 were expanded and refined during 2002 to try to address the continuing slowdown in the overall carrier market and to reduce its fixed costs accordingly. Alcatel's restructuring plan in 2002 involved the implementation of a number of initiatives to streamline its business and reduce fixed costs, through the exit from certain businesses, the sale of manufacturing plants, a workforce reduction, the implementation of outsourced manufacturing and the refocusing of research and development efforts toward products that provide solutions and value-added services that will increase customers' revenues. As Alcatel continued to decrease its fixed costs, it was able to improve income from operations, which turned positive in the fourth quarter at E20 million at the end of 2002. In addition, Alcatel had a positive operating cash flow for each quarter during the year, and ended 2002 with a net cash position of E326 million.

    At the beginning of January 2003, Alcatel reorganized its business along three market segments, fixed, mobile and private communications. The fixed and mobile segments address two customer bases for which Alcatel acts as systems supplier; the private communications segment addresses mostly customers who are end-users. Alcatel believes this market-driven organization, focusing on solutions to be provided to customers, as opposed to a focus on specific products, will better position it to anticipate and meet the evolving needs of its customers.

    The actions taken in 2002 are even more critical as Alcatel expects 2003 to remain challenging.

ALCATEL'S 2003 EVENTS

    CONVERSION OF ALCATEL CLASS O SHARES INTO ALCATEL CLASS A SHARES. On February 4, 2003 Alcatel's board of directors decided to submit for approval a resolution at its annual shareholders' meeting, scheduled to be held on April 17, 2003, to convert all outstanding Alcatel Class O Shares and Alcatel Class O ADSs into Alcatel Class A Shares and Alcatel Class A ADSs, as applicable, on a one-for-one basis. This decision was taken after Alcatel's board analyzed the market conditions of the opto-electronic industry and noted that the conditions were very different than those that existed at the time the Alcatel Class O Shares were created and that these conditions negatively affected the Optronics division's performance and appear likely to do so throughout 2003 and later. Alcatel's management believes that the elimination of the tracking stock will give them more flexibility as they address the future of the Optronics business and continue to explore strategic alternatives for this division.

    NO DIVIDENDS FOR 2002 FISCAL YEAR. On February 4, 2003, Alcatel announced that its board of directors will propose a resolution at its annual shareholders' meeting, scheduled to be held on April 17, 2003, authorizing that no dividends be paid on the Alcatel Class A Shares, Alcatel Class O Shares, Alcatel Class A ADSs and Alcatel Class O ADSs, with respect to Alcatel's 2002 fiscal year. Alcatel's distributable profits for 2002 were not sufficient to pay such a dividend.

    SALE OF SHAREHOLDING IN ATLINKS. On February 12, 2003, Alcatel exercised its option to put its 50% shareholding in Atlinks to Thomson, its joint venture partner for E68 million. Atlinks is a manufacturer of residential telephones.

    TRANSFER OF A PORTION OF THE EMPLOYEES AT LANNION. On March 25, 2003, Alcatel announced that it had entered into an agreement with Solutions Plastiques, a plastic molding company in Europe, to transfer 115 of the 180 employees at the Optronics division's Lannion, France plant. Offers will be made to such employees, to be accepted on a voluntary basis.

HIGHLIGHTS OF ALCATEL'S TRANSACTIONS DURING 2002

ACQUISITIONS

    ACQUISITION OF ASTRAL POINT COMMUNICATIONS. In April 2002, Alcatel acquired Astral Point Communications, Inc., a privately-held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems. Under the terms of the agreement, 9 million Alcatel Class A Shares, a majority of which were represented by Alcatel Class A ADSs, valued at approximately E144 million were exchanged for the outstanding share capital of Astral Point.

    ACQUIRED CONTROL OF ALCATEL SHANGHAI BELL. In July 2002, Alcatel completed the transaction to acquire control of Alcatel Shanghai Bell, the first company limited by shares with foreign ownership in China's telecommunications sector. This completed the integration of Alcatel's key operations in China with Shanghai Bell as first announced in October 2001. Alcatel holds 50% plus one share in Alcatel Shanghai Bell, with Chinese entities owning the remaining shares. Alcatel reached its percentage ownership through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately
$312 million.

    ACQUISITION OF TELERA. In August 2002, Alcatel acquired Telera, Inc., a privately-held U.S. company that manufactures software to enable service providers and enterprises to develop advanced voice applications that will transform the telephone into a tool to access Web-based information. Under the terms of the agreement, approximately 15.5 million Alcatel Class A Shares, a majority of which were represented by Alcatel Class A ADSs, valued at E79 million were exchanged for the outstanding share capital of Telera.

DISPOSITIONS

    SALE OF EUROPEAN ENTERPRISE DISTRIBUTION AND SERVICE BUSINESS.  In
April 2002, Alcatel completed the sale of Neco, its European enterprise distribution and services business to Platinum Equity LLC, a U.S.-based venture capital group at a loss of E35 million. The agreement also includes a post-closing adjustment based on net assets and a six-year earnout provision, which under certain circumstances, would allow Alcatel to more than offset the cash payment made by it. One of Platinum Equity's portfolio companies, NextiraOne, LLC, will distribute Alcatel's enterprise voice and data products in the U.S. and will continue the distribution of such products in Europe.

    TRANSFER OF FRENCH FACTORY. In June 2002, Alcatel completed a transaction with Jabil Circuit, Inc. to outsource the European manufacturing of its private branch exchange (PBX) and Internet Protocol (IP)-based PBX corporate telephone systems. The agreement transferred Alcatel's Brest, France manufacturing facility to

Jabil and Jabil will continue to manufacture Alcatel's PBX products. Seven hundred of Alcatel's employees were transferred to Jabil Circuit, Inc. upon the closing of the transaction.

    SALE OF MICROELECTRONICS BUSINESS. In June 2002, Alcatel sold its microelectronics business to STMicroelectronic ("ST") for E390 million in cash. As part of this transaction Alcatel entered into a cooperation agreement with ST for the joint development of DSL chipsets that also is expected to be available for sale by ST to third parties.

    COOPERATION AGREEMENT. In June 2002, Alcatel completed a transaction with ST for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Under the terms of a cooperation agreement, Alcatel transferred its team of mobile phone integrated circuit designers to ST and ST received access to the know-how and intellectual property related to GSM/GPRS chipsets. The chipsets developed through this cooperation agreement are expected to be available for sale by ST to third parties. This arrangement also includes a multi-year agreement with ST to supply Alcatel with 2.5G chipsets.

    SALE OF EUROPEAN FACTORIES. In 2002, Alcatel completed all of the phases of the sale of its manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain to Sanmina-SCI Corporation, a leading electronics contract manufacturer. These facilities comprised nearly 100,000 square meters (1 million square feet) and employed approximately 1,500 employees, who became Sanmina-SCI Corporation employees.

    SALE OF CERTAIN OF THE OPTRONICS DIVISION'S ASSETS AND A PLANT CLOSURE. In 2002, the Optronics division sold Alcatel Optronics Netherlands, a subsidiary that included its non-core MEMs and Planar design software, in a management buy-out; sold the majority of assets of Alcatel Optronics USA to Sanmina-SCI Corporation; and closed its Gatineau, Canada plant and facilities and transferred all of its manufacturing activities to Livingston, Scotland.

    SALE OF INVESTMENTS. During 2002, Alcatel sold a portion of its interests in Thales and Nexans and all of Alcatel's interest in Thomson for E568 million in cash. Alcatel retains a 9.7% and 15.0% interest, respectively, in the share capital of Thales and Nexans.

FINANCINGS

    SALE OF REDEEMABLE NOTES. On December 19, 2002, Alcatel closed the sale of E645 million of notes manditorily redeemable into Alcatel Class A Shares. The notes are currently redeemable at the option of the holder and unless previously redeemed, purchased or cancelled (subject to certain exceptions) will be manditorily redeemed on December 23, 2005. For the repayment of the notes manditorily convertible into Alcatel Class A Shares, Alcatel will either issue new shares or use treasury shares already held by Alcatel. On the basis of a redemption ratio of one share for one note, 120,786,517 Alcatel Class A Shares is the maximum number of shares issuable upon redemption of the notes on December 23, 2005. The notes are registered on the Premier Marche of the PSE, have a nominal value per note of E5.34 and bear interest at a rate of 7.917% per annum. Alcatel prepaid the interest on January 2, 2003.

ALCATEL'S SHARE OWNERSHIP

DIRECTORS AND SENIOR EXECUTIVES OF ALCATEL

    The articles of association and bylaws of Alcatel provide that each of the directors of Alcatel must own at least 500 Alcatel Shares. As of December 31, 2002, none of the directors or senior executives of Alcatel beneficially owned, or held options to purchase, 1% or more of the Alcatel Class A Shares or the Alcatel Class O Shares, respectively.

    ALCATEL SHARES. As of March 1, 2003 the directors of Alcatel (including directors who were also senior executives), as a group, beneficially held an aggregate of 392,655 Alcatel Class A Shares (including Alcatel Class A ADSs and those held in a trust for employees) and Alcatel Class O Shares, which represents less than 0.1% of the aggregate of the Alcatel Class A Shares (including Alcatel Class A ADSs) and Alcatel Class O Shares outstanding as of December 31, 2002.

    ALCATEL OPTIONS. As of March 1, 2003 the directors of Alcatel and the senior executives of Alcatel, as a group, beneficially owned the following options:

    - for 95,500 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in January 1996 at an exercise price of E12.96 per share expiring on December 31, 2003;

    - for 15,000 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in December 1996 at an exercise price of E13.42 per share expiring on December 31, 2003;

    - for 760,000 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in April 1997 at an exercise price of E19.27 per share expiring on December 31, 2004;

    - for 20,000 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in December 1997 at an exercise price of E20.95 per share expiring on December 31, 2004;

    - for 660,000 Alcatel Class A Shares granted pursuant to a share purchase plan approved by Alcatel's board of directors in December 1998 at an exercise price of E20.52 per share expiring on December 31, 2005;

    - for 1,125,000 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in March 2000 at an exercise price of E48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

    - for 1,848 Alcatel Class A Shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of E48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

    - for 15,000 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in December 2000 at an exercise price of E65 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

    - for 1,068,400 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in March 2001 at an exercise price of E50 per share expiring on March 6, 2009;

    - for 300 Alcatel Class A Shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2001, at an exercise price of E50 per share expiring on June 30, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

    - for 1,276,800 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's board of directors in December 2001 at an exercise price of E20.80 per share expiring on December 31, 2009;

    - for 260 Alcatel Class A Shares granted to those Persons who participated in Alcatel's March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by Alcatel's board of directors in December 2001 at an exercise price of E20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

    - for 15,000 Alcatel Class A Shares granted pursuant to a share subscription plan approved by Alcatel's chief executive officer in February 2002 at an exercise price of E17.20 per share expiring on February 14, 2010; and

    - for 1,340,000 Alcatel Class A Shares granted pursuant to share subscription plans approved by Alcatel's board of directors in March 2003 at an exercise price of E6.70 per share expiring on or prior to March 6, 2011.

    During 2002, none of Alcatel's directors and senior executives exercised any options.

ALCATEL'S EMPLOYEE STOCK OPTIONS

    At December 31, 2002, there were 98,941,091 options outstanding pursuant to existing share subscription plans and 10,868,500 options outstanding pursuant to existing share purchase plans, each option giving a right to acquire one Alcatel Class A Share. Also at December 31, 2002, there were 961,100 options outstanding pursuant to existing share subscription plans, each option giving a right to acquire one Alcatel Class O Share.

    Alcatel's board of directors and chief executive officer have granted stock options to specialists, high-potential employees and future executives as well as members of senior management pursuant to the share subscription plans and share purchase plans listed below.

ALCATEL'S SHARE SUBSCRIPTION PLANS

    At Alcatel's shareholders' meeting held on April 18, 2002, shareholders authorized Alcatel's board of directors to grant options to subscribe for a number of newly-issued Alcatel Class A Shares and Alcatel Class O Shares not to exceed 15% of the total number of outstanding Alcatel Class A Shares and Alcatel Class O Shares outstanding, to Alcatel's employees and executives.

    The following table sets forth information as at December 31, 2002 with respect to share subscription plans approved by Alcatel's board of directors:

                                                      NUMBER OF
                                                       OPTIONS       NUMBER OF      NUMBER OF          EXERCISE PERIOD
                           TYPE OF ALCATEL SHARES    AUTHORIZED       OPTIONS     RECIPIENTS AT   --------------------------
DATE OF APPROVAL OF PLAN      SUBJECT TO PLAN       AT GRANT DATE   OUTSTANDING    GRANT DATE        FROM             TO
------------------------   ----------------------   -------------   -----------   -------------   ----------      ----------
01/24/1996.............    Alcatel Class A Shares      9,069,500     2,629,630           998      07/01/1998      12/31/2003

12/11/1996.............    Alcatel Class A Shares        394,000       135,250            48      07/01/1998      12/31/2003

04/17/1997.............    Alcatel Class A Shares      8,199,500     7,532,500           961      05/01/2002      12/31/2004

12/10/1997.............    Alcatel Class A Shares        367,000       322,000            61      12/11/2002      12/31/2004

03/29/2000.............    Alcatel Class A Shares     15,239,250    13,560,555         3,887      04/01/2003(1)   12/31/2005(1)
                                                                                                  04/01/2005(2)   12/31/2007(2)

03/29/2000.............    Alcatel Class A Shares      8,905,804(3)  8,698,052        58,957      07/01/2003(1)   06/30/2004(1)
                                                                                                  07/01/2005(2)   06/30/2006(2)

12/13/2000.............    Alcatel Class A Shares      1,235,500     1,065,350           478      12/13/2003(1)   12/31/2005(1)
                                                                                                  12/13/2005(2)   12/31/2007(2)

12/13/2000.............    Alcatel Class O Shares        306,700       298,000           340      12/13/2001(4)   12/12/2008
                                                                                                  12/13/2004(4)(5)

03/07/2001.............    Alcatel Class A Shares     37,668,588    35,321,679        30,790      03/07/2002(4)   03/06/2009
                                                                                                  03/07/2005(4)(5)

03/07/2001.............    Alcatel Class A Shares        275,778(6)    272,610         2,024      07/01/2004(1)   06/30/2005(1)
                                                                                                  07/01/2005(2)   06/30/2006(2)

12/19/2001.............    Alcatel Class A Shares     27,871,925    25,588,700        25,192      12/19/2002(4)   12/18/2009
                                                                                                  12/19/2005(4)(5)


                           EXERCISE
DATE OF APPROVAL OF PLAN     PRICE
------------------------  -----------
01/24/1996.............        E12.96
12/11/1996.............        E13.42
04/17/1997.............        E19.27
12/10/1997.............        E20.95
03/29/2000.............         E  48
03/29/2000.............         E  48
12/13/2000.............         E  65
12/13/2000.............         E  64
03/07/2001.............         E  50
03/07/2001.............         E  50
12/19/2001.............        E20.80

                                                      NUMBER OF
                                                       OPTIONS       NUMBER OF      NUMBER OF          EXERCISE PERIOD
                           TYPE OF ALCATEL SHARES    AUTHORIZED       OPTIONS     RECIPIENTS AT   --------------------------
DATE OF APPROVAL OF PLAN      SUBJECT TO PLAN       AT GRANT DATE   OUTSTANDING    GRANT DATE        FROM             TO
------------------------   ----------------------   -------------   -----------   -------------   ----------      ----------
12/19/2001.............    Alcatel Class O Shares        565,800       528,600           521      12/19/2002(4)   12/18/2009
                                                                                                  12/19/2005(4)(5)

12/19/2001.............    Alcatel Class A Shares        935,660(7)    918,820        45,575      01/01/2005(1)   12/31/2005(1)
                                                                                                  01/01/2006(2)   12/31/2006(2)


                           EXERCISE
DATE OF APPROVAL OF PLAN     PRICE
------------------------  -----------
12/19/2001.............        E 9.30
12/19/2001.............        E20.80

---------------

(1) Options granted to employees of any Alcatel companies with a registered office outside France.

(2) Options granted to employees of any Alcatel companies with a registered office in France.

(3) On March 29, 2000, Alcatel's board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 Alcatel Class A Shares were issued on June 29, 2000 at a price of E48 per share, and for each share subscribed, the participant received an option to purchase four additional shares.

(4) One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(5) Options granted to employees of any Alcatel companies with a registered office in France are not exercisable during the first four years after grant.

(6) On March 7, 2001, Alcatel's board of directors approved a capital increase reserved for employees. In connection therewith, 91,926 Alcatel Class A Shares were issued at a price of E50 per share, and for each share subscribed the participant received an option to purchase three additional shares.

(7) Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and remain Alcatel employees.

    On March 7, 2003, Alcatel's board of directors approved share subscription plans for Alcatel Class A Shares. The plans included 27,200,000 Alcatel Class A Share subscription options with an exercise price of E6.70 per share for up to 45,000 recipients. The options expire on or prior to March 6, 2011. Options granted to employees of any Alcatel companies in France are not exercisable during the first four years after grant.

    In 2001 and 2002, Alcatel's chief executive officer approved certain share subscription plans pursuant to authority delegated to him by Alcatel's board of directors. Pursuant to this delegation of authority, Alcatel's chief executive officer may grant certain Alcatel Class A Share subscription options or Alcatel Class O Share subscription options to Alcatel, or to Alcatel's affiliates', new employees or, under exceptional circumstances, to Alcatel's or to Alcatel's affiliates' existing employees.

    The following table sets forth information as at December 31, 2002 with respect to share subscription plans approved by Alcatel's chief executive officer:

                                                      NUMBER OF                     NUMBER OF
                                                       OPTIONS       NUMBER OF    RECIPIENTS AT        EXERCISE PERIOD
                           TYPE OF ALCATEL SHARES    AUTHORIZED       OPTIONS        TIME OF      --------------------------
DATE OF APPROVAL OF PLAN      SUBJECT TO PLAN       AT GRANT DATE   OUTSTANDING       GRANT          FROM             TO
------------------------   ----------------------   -------------   -----------   -------------   ----------      ----------
04/02/2001.............    Alcatel Class A Shares         48,850        36,300            13      04/02/2002(1)   04/01/2009

04/02/2001.............    Alcatel Class O Shares          2,500         2,500             1      04/02/2002(1)   09/01/2010

06/15/2001.............    Alcatel Class A Shares        977,410       936,885           627      06/15/2002(1)   06/14/2009
                                                                                                  06/15/2005(1)(2)

09/03/2001.............    Alcatel Class A Shares        138,200       127,900            58      09/03/2002(1)   09/02/2009
                                                                                                  09/03/2005(1)(2)

11/15/2001.............    Alcatel Class O Shares        162,000       132,000            16      11/15/2002(1)   11/14/2009
                                                                                                  11/15/2005(1)(2)

02/15/2002.............    Alcatel Class A Shares        123,620       109,370            37      02/15/2003(1)   02/14/2010
                                                                                                  02/15/2006(1)(2)

04/02/2002.............    Alcatel Class A Shares         55,750        54,750            24      04/02/2003(1)   04/01/2010

05/13/2002.............    Alcatel Class A Shares         54,300        54,300            23      05/13/2003(1)   05/12/2010
                                                                                                  05/13/2006(1)(2)


                           EXERCISE
DATE OF APPROVAL OF PLAN     PRICE
------------------------  -----------
04/02/2001.............        E41.00
04/02/2001.............        E39.00
06/15/2001.............        E32.00
09/03/2001.............        E19.00
11/15/2001.............        E 9.00
02/15/2002.............        E17.20
04/02/2002.............        E16.90
05/13/2002.............        E14.40

                                                      NUMBER OF                     NUMBER OF
                                                       OPTIONS       NUMBER OF    RECIPIENTS AT        EXERCISE PERIOD
                           TYPE OF ALCATEL SHARES    AUTHORIZED       OPTIONS        TIME OF      --------------------------
DATE OF APPROVAL OF PLAN      SUBJECT TO PLAN       AT GRANT DATE   OUTSTANDING       GRANT          FROM             TO
------------------------   ----------------------   -------------   -----------   -------------   ----------      ----------
06/03/2002.............    Alcatel Class A Shares        281,000       263,340           176      06/03/2003(1)   06/02/2010
                                                                                                  06/03/2006(1)(2)

09/02/2002.............    Alcatel Class A Shares      1,181,050     1,116,800           226      09/02/2003(1)   09/01/2010
                                                                                                  09/02/2006(1)(2)

10/07/2002.............    Alcatel Class A Shares         30,500        30,500            16      10/07/2003(1)   10/06/2010
                                                                                                  10/07/2006(1)(2)

11/14/2002.............    Alcatel Class A Shares        111,750       111,750            26      11/14/2003(1)   11/13/2010
                                                                                                  11/14/2006(1)(2)

12/02/2002.............    Alcatel Class A Shares         54,050        54,050            16      12/02/2003(1)   12/01/2010
                                                                                                  12/02/2006(1)(2)


                           EXERCISE
DATE OF APPROVAL OF PLAN     PRICE
------------------------  -----------
06/03/2002.............        E13.30
09/02/2002.............        E 5.20
10/07/2002.............        E 3.20
11/14/2002.............        E 4.60
12/02/2002.............        E 5.40

---------------

(1) One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(2) Options granted to employees of any of Alcatel companies with a registered office in France are not exercisable during the first four years after grant.

    Under certain of the share subscription plans described above, options granted to employees of Alcatel companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.

ALCATEL SHARE PURCHASE PLANS

    Alcatel's share purchase plans are comprised of options to purchase existing, and not newly issued, Alcatel Class A Shares. If the options are exercised, Alcatel will sell the optionees' Alcatel Class A Shares that Alcatel had acquired in connection with its buy-back program approved by Alcatel's board of directors on September 21, 1998 and subject to the annual approval of Alcatel's shareholders. Under a December 1998 plan, options to purchase up to 11,602,500 Alcatel Class A Shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of E20.52. Alcatel's board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 Alcatel Class A Shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of E28.40 per share. The options granted under the December 1998 and September 1999 plans are exercisable, since the target of consolidated income from operations of at least 6.5% of Alcatel's total net sales for the year ending December 31, 2000 was achieved.

ALCATEL OPTION PLANS FOR ACQUIRED COMPANIES

    ALCATEL CLASS O SHARES. As of December 31, 2002, options outstanding under option plans of Alcatel Optronics UK Ltd (formerly Kymata Ltd), which Alcatel acquired in September 2001, provide for the issuance of up to 179,665 Alcatel Class O Shares at exercise prices ranging from E0.80 and E35.15 per share.

    ALCATEL CLASS A SHARES. Option plans of companies that Alcatel acquired now provide for the issuance of Alcatel Class A Shares or Alcatel Class A ADSs upon exercise of options granted under such plans, in lieu of the issuance of shares of the acquired companies. Except in the case of Astral Point and Telera, Alcatel will not issue new Alcatel Class A Shares (or consequently, Alcatel Class A ADSs) to satisfy these options, but rather, will use outstanding Alcatel Class A ADSs. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of U.S. and Canadian companies. In total, options to purchase up to 36,556,175 Alcatel Class A ADSs or Alcatel Class A Shares were outstanding as of December 31, 2002 under the assumed stock option plans and the share purchase plans of Alcatel USA, Inc. The following table sets forth information as of December 31, 2002 with respect to option plans of Alcatel's acquired companies and the share purchase plans of Alcatel USA, Inc.:

                                                          OUTSTANDING OPTIONS
                             ------------------------------------------------------------------------------
                               EXERCISE PRICE (GIVING
                                RIGHT TO ONE ALCATEL         NUMBER          WEIGHTED          WEIGHTED
                                  CLASS A SHARE OR         OUTSTANDING      REMAINING           AVERAGE
                                    ALCATEL ADS)               AT        EXERCISE PERIOD    EXERCISE PRICE
COMPANY                               ($ OR E)             12/31/2002        (YEARS)           ($ OR E)
-------                      ---------------------------   -----------   ----------------   ---------------
Packet Engines.............  $             0.29 -  0.86        17,862          5.11           $      0.57
Xylan......................  $             0.05 - 18.14     3,625,210          5.18           $      9.01
Internet Devices, Inc......  $             0.26 -  1.17        33,614          5.96           $      0.95
DSC........................  $            16.57 - 44.02       135,183          3.71           $     29.23
Genesys....................  $             0.01 - 41.16     4,300,115          6.27           $     20.47
Newbridge..................  $            11.72 - 52.48    11,297,589          3.43           $     28.81
Astral Point...............              E 0.29 - 58.71       597,549          8.41               E 17.96
Telera.....................              E 0.43 -  6.36       332,331          8.03                E 5.42
Alcatel USA Inc............  $            21.40 - 84.88    16,216,722          7.45           $     53.23
                                                           ----------
TOTAL NUMBER OF OPTIONS....                                36,556,175
                                                           ==========

                                  EXERCISABLE OPTIONS
                             -----------------------------

                               AMOUNT         WEIGHTED
                             EXERCISABLE       AVERAGE
                                 AT        EXERCISE PRICE
COMPANY                      12/31/2002       ($ OR E)
-------                      -----------   ---------------
Packet Engines.............      17,862      $      0.57
Xylan......................   3,448,093      $      8.97
Internet Devices, Inc......      31,536      $      0.94
DSC........................     135,183      $     29.23
Genesys....................   3,736,709      $     19.27
Newbridge..................  11,296,981      $     28.81
Astral Point...............     216,581          E 26.13
Telera.....................     171,280           E 5.00
Alcatel USA Inc............  10,878,045      $     51.26
                             ----------
TOTAL NUMBER OF OPTIONS....  29,932,270
                             ==========

LEGAL MATTERS

    In addition to a certain number of legal proceedings incidental to the normal conduct of Alcatel's business, which Alcatel's management does not believe represents significant costs for Alcatel, Alcatel is involved in the following legal proceedings, for which Alcatel has not judged it necessary to create provisions in its financial statements.

    FRANCE TELECOM. Since 1993, a legal investigation has been ongoing concerning "overbillings" which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the Transmission division and in 1992 in the Switching division (which are now the Optics and Carrier Networking segments, respectively).

    While the issue relating to the Transmission division resulted in the signing of a settlement agreement with France Telecom, France Telecom filed a civil complaint with the investigating magistrate regarding the switching activity without quantifying the amount of the alleged damages.

    In April 1999, Alcatel learned that the investigation had been extended to determine whether Alcatel's corporate funds as well as those of Alcatel CIT were misused. Both Alcatel CIT and Alcatel has filed civil complaints to preserve their respective rights in this respect.

    In January 2000, the investigating magistrate declared his investigation closed on the alleged "overbillings," and Alcatel filed several motions with the Paris Court of Appeals challenging the validity of certain procedural aspects of the investigation, including the validity of the reports of two experts. On December 12, 2001, the Paris Court of Appeals rendered a decision ordering the deletion of certain portions of the expert's reports, but denying most of Alcatel's motions. On May 29, 2002, the Cour de Cassation, the highest French court having jurisdiction on this matter, confirmed the denial of Alcatel's motions. Separately, on November 6, 2002, the Cour de Cassation reversed in part a decision of the Paris Court of Appeals concerning the prosecution of a former employee of Alcatel CIT, and remanded the case to the Paris Court of Appeals for it to determine the next steps in the procedure.

    DSC. In connection with the fall in Alcatel's share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the "Actions") were filed against Alcatel challenging the accuracy of certain public disclosures that Alcatel made regarding its financial condition during the first nine months of 1998.

    The Actions purported to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class A ADSs in connection with Alcatel's acquisition of DSC Communications Corporation ("DSC") in

September 1998, or (ii) purchased Alcatel Class A ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Alcatel Class A ADSs between March 19, 1998 and September 17, 1998.

    The Actions were consolidated in the U.S. District Court for the Eastern District of Texas. Alcatel moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999, the court dismissed the complaint of those persons who acquired Alcatel Class A ADSs and call and put options between March 19, 1998 and September 17, 1998, with leave to amend. Those plaintiffs appealed, but the U.S. Court of Appeals for the Fifth Circuit affirmed the dismissal of their complaint on July 1, 2002. The time period for these plaintiffs to seek a writ of certiorari from the U.S. Supreme Court expired on September 30, 2002, and this matter can now be considered closed.

    The claims of the other group of plaintiffs, representing those parties that received Alcatel Class A ADSs as a result of Alcatel's acquisition of DSC by merger, were settled in December 2001, without admission by Alcatel of any liability or wrongdoing. The cost to Alcatel of this settlement not covered by Alcatel's insurance was $4 million.

    CLASS ACTIONS RELATING TO THE OPTRONICS DIVISION. Several purported class action lawsuits were filed in the United States District Court for the Southern District of New York since May 2002 against Alcatel and certain of Alcatel's officers and directors, asserting various claims under the federal securities laws. These actions have been consolidated. The consolidated action challenges the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O Shares and other public statements regarding Alcatel, and in particular, Alcatel's Optronics division.

    On November 18, 2002, a consolidated amended class action complaint was filed in the consolidated action by certain plaintiffs designated by the Court as "lead plaintiffs." The complaint purports to bring claims on behalf of the lead plaintiffs and a class of Persons consisting of (i) all Persons who acquired Alcatel Class O Shares in or traceable to the initial public offering of Alcatel ADSs conducted by Alcatel in October 2002, (ii) all persons who purchased Alcatel Class O Shares in the form of Alcatel Class O ADSs between October 20, 2000 and May 29, 2001, and (iii) all persons who purchased Alcatel Class A Shares in the form of Alcatel Class A ADSs between May 1, 2000 and
May 29, 2001. The amount of damages sought is not specified.

    Alcatel intends to defend this action vigorously and deny any liability or wrongdoing with respect to this litigation. Alcatel filed a motion to dismiss this action on January 31, 2003.

    Although it is not possible at this stage of the cases to predict their outcome with certainty, Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on Alcatel's consolidated financial position. Alcatel is not aware of any other proceedings that would or may have a significant effect on Alcatel's activities, financial position or assets.

ALCATEL RELATED PARTY TRANSACTIONS

    In December 1999, Alcatel entered into an agreement with Thales, a company in which Serge Tchuruk, Chairman and Chief Executive Officer of Alcatel, serves as a director, pursuant to which Alcatel agreed to cooperate with Thales on strategic and operational matters.

    In February 2001, in connection with Alcatel's sale of a portion of its interest in Alstom in a public offering, Alcatel agreed to indemnify the underwriter for Alstom's obligations under the underwriting agreement. On the date this agreement was signed, Messrs. Tchuruk and Jean-Pierre Halbron, directors of Alcatel, were directors of both Alcatel and Alstom and Alcatel held a 24% interest in Alstom. Currently, Alcatel does not hold any interest in Alstom.

    In July 2001, Alcatel acquired the remaining 48.83% interest in Alcatel Space owned by Thales, a company in which Mr. Tchuruk serves as a director, for E795 million, paid half in cash and half in Thales shares owned by Alcatel. As a result of this transaction, Alcatel Space became a wholly owned subsidiary of Alcatel and Alcatel's interest in Thales decreased from 25.29% to 20.03%.

    Alcatel and Helmut Werner, an Alcatel director, entered into a consulting agreement, with an effective date of August 1, 2001, pursuant to which Mr. Werner advised Alcatel on strategic, economic and industrial matters. Pursuant to this agreement, Alcatel paid to Mr. Werner annual compensation of E102,129 during 2002.

ALCATEL SECURITIES IN ESCROW

    As at December 31, 2002, the following securities of Alcatel were subject to escrow.

DESIGNATION OF CLASS                     PERCENTAGE OF CLASS
--------------------                     -------------------
Alcatel Class A ADSs...................  approximately 2%

    The Alcatel Class A ADSs that are held in escrow are held by The Bank of New York and are subject to release according to time-based formulae.

INDEBTEDNESS OF ALCATEL'S DIRECTORS AND OFFICERS

    None of the officers and directors of Alcatel are indebted to Alcatel.

FURTHER INFORMATION REGARDING ALCATEL

    The following documents, filed by Alcatel with the SEC are attached at Appendices H-1 through H-3 and form an integral part of this Circular:

    (a) Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2001;

    (b) unaudited consolidated interim financial statements of Alcatel and unaudited combined interim financial statements of its Optronics division for the six months ended June 30, 2002 and June 30, 2001, including a balance sheet as at the end of such periods, and management's discussion and analysis in respect thereof, which financial statements contain a reconciliation to U.S. GAAP in respect of consolidated net income and shareholders equity in the notes thereto; and

    (c) audited consolidated financial statements of Alcatel for the fiscal years ended December 31, 2002, 2001 and 2000, including unaudited consolidated financial information for the fourth quarters of 2002 and 2001 and audited combined financial statements of its Optronics division for the fiscal years ended December 31, 2002, 2001 and 2000, including balance sheets as at December 31, 2002, 2001 and 2000 (not reconciled to U.S. GAAP).

The audit reports contained in the above financial statements, if any, are not being reissued as of the date of this Circular.

    ALCATEL INTENDS TO FILE ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 WITH THE SEC NO LATER THAN MARCH 31, 2003, WHICH DOCUMENT WILL CONTAIN A RECONCILIATION TO U.S. GAAP, AS REQUIRED BY U.S. LAW, IN THE NOTES TO SUCH FINANCIAL STATEMENTS. SUCH ANNUAL REPORT ON FORM 20-F WILL BE AVAILABLE ON ALCATEL'S WEBSITE (WWW.ALCATEL.COM) WITHIN THREE BUSINESS DAYS OF SUCH FILING WITH THE SEC. IMAGICTV SECURITYHOLDERS ARE ENCOURAGED TO REVIEW SUCH ANNUAL REPORT ON FORM 20-F.

    ANY STATEMENT CONTAINED IN A DOCUMENT REFERENCED IN THIS SECTION "FURTHER INFORMATION REGARDING ALCATEL", SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS CIRCULAR TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH IS ALSO REFERENCED IN THIS SECTION "FURTHER INFORMATION REGARDING ALCATEL", MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS CIRCULAR. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

                   ALCATEL AND IMAGICTV AFTER THE TRANSACTION

GENERAL

    Upon completion of the Transaction, Alcatel will continue to be a corporation incorporated under and governed by the laws of France. Alcatel will continue to have its registered office located at 54 rue La Boetie, 75008 Paris, France. After the Effective Date, Alcatel will, through its subsidiaries, own all of the ImagicTV Common Shares. ImagicTV is expected to continue to be a corporation governed by the CBCA. The registered office of ImagicTV will remain located at One Brunswick Square, 14th Floor, Saint John, New Brunswick,
E2L 3Y2, Canada.

    Following completion of the Transaction, the business of ImagicTV is expected to be operated in combination with the existing business of Alcatel's Fixed Communications Group.

BENEFITS OF THE TRANSACTION

    With the acquisition of ImagicTV, Alcatel expects to be able to offer its customers best-in-class video solutions to ensure that they can take a proactive role in the emerging business of on-line content delivery. The acquisition of ImagicTV is an important step for Alcatel as it works with its customers to increase their service revenues and profitability. As the world market leader in DSL, Alcatel is committed to solutions that further boost broadband growth. Alcatel believes that a significant part of this growth will come from value added services offered to residential consumers through any kind of terminal (PCs, game consoles, TV sets, digital cameras and music devices). The acquisition of ImagicTV aids in its commitment to offer its customers best-in-class solutions to ensure that they can take a proactive role in the emerging business of online content delivery. In addition, the Transaction will provide ImagicTV Securityholders with greater liquidity and an opportunity to participate in the future growth prospects of Alcatel.

DIRECTORS AND OFFICERS

    Following the Effective Date, ImagicTV's current Board of Directors will be replaced by one or more individuals, as determined by Alcatel. Senior management of ImagicTV, following the Effective Date, is expected to continue to be comprised, in part, of individuals who currently hold senior positions in ImagicTV.

PRINCIPAL HOLDERS OF SECURITIES

    To the knowledge of Alcatel, as at March 24, 2003 no person or company beneficially owns, directly, or exercises control over Alcatel Class A ADSs and/or Alcatel Class A Shares carrying 10% or more of the voting rights attributable to the Alcatel Class A Shares. As a result of the completion of the Transaction, no person or company will beneficially own, directly, or will exercise control over Alcatel Class A ADSs and/or Alcatel Class A Shares carrying 10% or more of the voting rights attributable to the Alcatel Class A Shares.

AUDITORS

    Barbier Frinault & Autres (currently of the Ernst & Young network) and Deloitte Touche Tohmatsu, the current statutory auditors of Alcatel, are expected to be the statutory auditors of Alcatel and its subsidiaries, including ImagicTV, following the Effective Date.

TRANSFER AGENTS AND REGISTRARS

    The transfer agent and registrar for the Alcatel Class A ADSs in the United States is The Bank of New York, New York, New York. The transfer agent and registrar for the Alcatel Class A Shares in France is Societe Generale, Nantes, France.

                                  RISK FACTORS

    In addition to other information contained in this document, ImagicTV Securityholders should consider the following factors in evaluating the Arrangement and deciding whether to approve the Arrangement Resolution. By voting in favour of the Arrangement, ImagicTV Securityholders will be choosing to invest in Alcatel Class A ADSs and Alcatel Class A Shares. An investment in or holding of Alcatel securities is subject to certain risks associated with Alcatel, its business and the industries in which it operates. These and other risks are discussed in detail in Part I, Item 3, Key Information -- Risk Factors and Item 5 -- Operating and Financial Review and Prospects in Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 as set out at Appendix H-1 to this Circular.

    THE NUMBER OF ALCATEL CLASS A ADSS THAT AN IMAGICTV SHAREHOLDER WILL RECEIVE IN EXCHANGE FOR EACH IMAGICTV COMMON SHARE AND THE VALUE OF THESE ALCATEL
CLASS A ADSS WILL NOT BE FIXED UNTIL AFTER THE MEETING

    In the Arrangement, each ImagicTV Shareholder (other than Alcatel or any of its Affiliates) will exchange each ImagicTV Common Share held for a fraction of an Alcatel Class A ADSs determined by the Exchange Ratio. The Exchange Ratio will be determined upon calculation of the Effective Date Average ADS Price, which is the simple average of the reported closing prices of Alcatel Class A ADSs on the NYSE during the ten consecutive NYSE trading days ending on the third day prior to the Effective Date. Since the Effective Date Average ADS Price cannot be calculated until after such date, it is not possible at this time to calculate the exact number of Alcatel Class A ADSs or the market price of Alcatel Class A ADSs as of the Effective Time that will be issued in exchange for the ImagicTV Common Shares. SUBJECT TO THE TERMS OF THE EXCHANGE RATIO, THE EFFECTIVE DATE AVERAGE ADS PRICE MAY BE GREATER OR LESS THAN THE MARKET PRICE OF ALCATEL CLASS A ADSS ON FEBRUARY 6, 2003 (THE LAST TRADING DATE PRIOR TO THE ANNOUNCEMENT OF THE TRANSACTION), THE DATE OF THE MEETING OR THE EFFECTIVE TIME. THERE CAN BE NO ASSURANCE THAT THE MARKET PRICE OF ALCATEL CLASS A ADSS THAT IMAGICTV SHAREHOLDERS RECEIVE AFTER CONSUMMATION OF THE ARRANGEMENT WILL EQUAL OR EXCEED THE MARKET VALUE OF THE IMAGICTV COMMON SHARES HELD BY SUCH IMAGICTV SHAREHOLDERS PRIOR TO THE EFFECTIVE TIME.

    FAILURE TO COMPLETE THE ARRANGEMENT COULD NEGATIVELY IMPACT IMAGICTV'S SHARE PRICE, FUTURE BUSINESS AND OPERATIONS

    There are a number of material risks to which ImagicTV is subject relating to the Arrangement not being completed, including the following:

    (a) the price of the ImagicTV Common Shares may decline to the extent that the relevant current market price reflects a market assumption that the Arrangement will be completed;

    (b) certain costs related to the Arrangement, such as legal, accounting and financial advisor fees, must be paid by ImagicTV even if the Arrangement is not completed. In addition, if the Arrangement is not completed, ImagicTV is not entitled to any reimbursement for any expense incurred in connection with the Arrangement from Alcatel and may be required to reimburse Alcatel. These expenses are significant and would adversely affect the cash position, business and operations of ImagicTV; and

    (c) if the Arrangement is terminated and the Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Alcatel pursuant to the Arrangement.

    In addition, ImagicTV's customers and partners, in response to the announcement of the Arrangement, may delay or defer decisions concerning ImagicTV. Any delay or deferral in those decisions by customers and partners could have a material adverse effect on the business and operations of ImagicTV, regardless of whether the transaction is ultimately completed due to perceived uncertainties over ImagicTV's continued commitment to provide products and enhancements or support services for ImagicTV software. Similarly, current and prospective ImagicTV employees may experience uncertainty about their future roles with Alcatel until Alcatel's strategies with respect to ImagicTV are announced and executed. This may adversely affect ImagicTV's ability to attract and retain key management, sales, marketing and technical personnel.

    THIS IS NOT A TAX-DEFERRED TRANSACTION UNDER U.S. OR CANADIAN INCOME TAX LEGISLATION

    The Arrangement has not been structured to allow Canadian Resident ImagicTV Shareholders to defer Canadian income taxation of accrued capital gains on their ImagicTV Common Shares. Under current Canadian tax legislation, Canadian Resident ImagicTV Shareholders who hold ImagicTV Common Shares as capital property will generally recognize a capital gain (or loss) equal to the amount by which the sum of the fair market value of the Alcatel Class A ADSs and any cash (in lieu of a fractional Alcatel Class A ADS) received by such holder on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to such holder of the ImagicTV Common Shares exchanged.

    The U.S. federal income tax treatment of the exchange of ImagicTV Common Shares for Alcatel Class A ADSs by a U.S. Holder pursuant to the Arrangement is not entirely clear. It is expected that such exchange will be a taxable transaction for United States federal income tax purposes, and ImagicTV and Alcatel expect to take positions on any U.S. tax returns consistent with such treatment. However, if no Dissenting Shareholder makes a Demand for Payment resulting in an exchange of ImagicTV Common Shares for cash (see "Dissenting Shareholder Rights"), it is possible that the Arrangement could constitute a "reorganization" for United States federal income tax purposes. In that circumstance, U.S. Holders who exchange ImagicTV Common Shares for Alcatel Class A ADSs, subject to certain exceptions, would recognize no gain or loss as a result of the Arrangement. See "Tax Considerations for ImagicTV Securityholders -- United States Federal Income Tax Considerations."

    ImagicTV Securityholders should review carefully the information contained in the Circular under the heading "Tax Considerations for ImagicTV Securityholders" and consult with their own tax advisors.

    ALCATEL'S BUSINESS AND THE TRADING PRICE OF THE ALCATEL CLASS A ADSS MAY BE AFFECTED BY FACTORS THAT ARE DIFFERENT FROM THOSE THAT AFFECT IMAGICTV'S BUSINESS AND THE TRADING PRICE OF IMAGICTV COMMON SHARES

    As a result of the Arrangement, ImagicTV's business will be integrated into Alcatel's business. Alcatel's business is, and post-integration, will continue to be, more diversified than that of ImagicTV, and post-integration Alcatel's results of operations as well as the trading price of Alcatel Class A ADSs and Alcatel Class A Shares may be affected by factors different from those affecting ImagicTV's results of operations and the trading price of ImagicTV Common Shares. There can be no assurance that the value of Alcatel Class A ADSs and Alcatel Class A Shares will not decline for reasons not anticipated by ImagicTV Securityholders.

    THE SALES, MARKETING AND DISTRIBUTION CHANNELS OF IMAGICTV MAY BE NEGATIVELY AFFECTED

    The Arrangement will require integration of ImagicTV into Alcatel. ImagicTV is currently operated independently. Among the factors considered by the Board of Directors in connection with its approval of the Arrangement and the Arrangement Agreement were the perceived opportunities for broadened product offerings, the joint completion, development and commercialization of new product offerings, and marketing and operational efficiencies that could result from the Arrangement. However, no assurance can be given that difficulties will not be encountered in integrating ImagicTV, that the combined company will successfully complete and commercialize new products currently in development or develop any new products, that the marketing, distribution, or other operational benefits and efficiencies anticipated from integration of the respective businesses and products of Alcatel and ImagicTV will be achieved, or that ImagicTV employee morale will not be adversely affected as a result of the Arrangement and the resulting integration.

    EFFECT OF THE ARRANGEMENT ON EXISTING AGREEMENTS

    The Arrangement will require the consent of two parties who have entered into lease arrangements with ImagicTV. There can be no assurance that such consents will be given and, if not given, that such lease agreements will not terminate, which could have an adverse effect on ImagicTV's business and results of operations.

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    IMAGICTV OFFICERS HAVE INTERESTS THAT MAY INFLUENCE THEM TO SUPPORT AND
APPROVE THE ARRANGEMENT

    The officers of ImagicTV have interests in the Arrangement that are in addition to, or different than, those of ImagicTV Securityholders generally. These interests include the potential receipt of change of control benefits in the employment agreements of certain senior employees of ImagicTV in certain limited circumstances in which such senior employees' employment with ImagicTV is terminated following the Effective Time. Furthermore, certain of these employment agreements provide for the deemed vesting of outstanding options upon a change of control of ImagicTV.

    In addition, both Marcel LeBrun and Dany Degrace have executed term sheets with Alcatel, providing for their continued employment, on favourable terms, with Alcatel upon the successful completion of the Transaction. See "The Transaction -- Interests of Certain ImagicTV Directors, Officers and Employees in the Transaction".

    For the above reasons, the officers of ImagicTV could be more likely to vote to approve the Arrangement Resolution than if they did not hold these interests. ImagicTV Securityholders should consider whether these interests might have influenced these officers to support or recommend the Arrangement. The Board of Directors was aware of these interests when it approved the Arrangement Agreement.

    THE BREAK FEE MAY DISCOURAGE OTHER PARTIES FROM TRYING TO ACQUIRE IMAGICTV

    In the Arrangement Agreement, ImagicTV has agreed to pay the Break Fee of $625,000 and/or the expenses of Alcatel under certain circumstances up to an aggregate maximum of $l,250,000 incurred in connection with the Transaction in the event the Arrangement Agreement is terminated in certain circumstances. The Break Fee may discourage other parties from trying to acquire ImagicTV Common Shares even if those parties might be willing to offer greater value to ImagicTV Securityholders than Alcatel has offered in the Arrangement Agreement. The payment of the aforementioned termination fee would also have a material adverse effect on ImagicTV's financial condition.

                             ALCATEL CAPITAL STOCK

GENERAL SHARE CAPITAL MATTERS

    The following is a summary description of Alcatel Class A Shares and Alcatel Class A ADSs and, to a lesser extent, Alcatel Class O Shares and Alcatel
Class O ADSs based on certain provisions of Alcatel's articles of association and by-laws and applicable provisions of the French Corporation Law, the Loi sur les Societes Commerciales. This summary does not purport to be complete and is qualified by reference to Alcatel's full articles of association and by-laws and provisions of French law. An English translation of Alcatel's articles of association and by-laws can be found on Alcatel's Form 6-K dated July 3, 2002 submitted to the SEC and filed on SEDAR by Alcatel Canada on the same date.

    As of December 31, 2002, 1,239,193,498 Alcatel Class A Shares and 25,515,000 Alcatel Class O Shares were outstanding. The dividends paid to holders of Alcatel Class O Shares track the separate performance of Alcatel's Optronics division.

    Although Alcatel retains 100% of the legal ownership of the Optronics division, the Alcatel Class O Shares "track" or reflect the financial performance of the Optronics division. Generally speaking, this is effectuated by means of Alcatel's dividend policy applicable to the Alcatel Class O Shares and the rights and obligations of holders of Alcatel Class O Shares if Alcatel disposes or effects an initial public offering of the Optronics division. The percentage of the division's financial performance "tracked" by the Alcatel Class O Shares does not represent an actual ownership interest in the Optronics division. Holders of Alcatel Class O Shares own stock of Alcatel and not of the Optronics division itself.

    On February 3, 2003 Alcatel's board of directors decided to submit a resolution for approval at its annual shareholders' meeting, scheduled to be held on April 17, 2003, to convert all outstanding Alcatel Class O shares and Alcatel Class O ADSs into Alcatel Class A Shares and Alcatel Class A ADSs, as applicable, on a one-for-one basis. In addition, the payments contemplated by the mandatory conversion feature for the Alcatel Class O Shares currently included in Alcatel's articles of association would not apply. The description of the

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Alcatel Class O Shares set forth below does not take into account the proposed conversion of the Alcatel Class O Shares and Alcatel Class O ADSs, since the resolution has not yet been approved by the shareholders of Alcatel.

ALCATEL CLASS A SHARES AND ALCATEL CLASS A ADSS

FORM OF SHARES

    Under French Corporation Law, ownership of Alcatel Class A Shares and Alcatel Class O Shares are not represented by share certificates. Bearer shares are recorded in the books of an accredited financial intermediary in an account opened in the name of the Alcatel Class A Shareholder or the Alcatel Class O Shareholder at EUROCLEAR France (formerly Sicovam SA) (an accredited financial intermediary is a French broker, bank or authorized financial institution registered as such in France). Upon Alcatel's request, EUROCLEAR France will disclose to Alcatel the name, nationality, address and number of shares held by each Alcatel Class A Shareholder or Alcatel Class O Shareholder who holds the Alcatel Class A Shares and Alcatel Class O Shares in bearer form. This information may only be requested by Alcatel and may not be communicated to third parties.

    Alcatel Class A Shares and Alcatel Class O Shares that are fully paid-up may be held in registered or bearer form at the option of the holder, subject to the next paragraph. Ownership of Alcatel Class A Shares and Alcatel Class O Shares in registered form are recorded in books maintained by Alcatel or Alcatel's appointed agent. An Alcatel Class A Shareholder and Alcatel Class O Shareholder may manage its own Alcatel Class A Shares and Alcatel Class O Shares held in registered form or appoint an accredited financial intermediary. Alcatel
Class A Shares and Alcatel Class O Shares held in bearer form by a person who is not a resident of France may, at the request of the holder, be physically delivered in the form of bearer certificates representing such shares, provided that the Alcatel Class A Shares and Alcatel Class O Shares are held and traded outside France. In determining whether or not to issue physical certificates in these circumstances, the accredited financial intermediary considers certification practices in foreign markets and may consult with Alcatel.

REGISTRATION OF SHARES

    Any holder owning 3% of the total number of shares (Alcatel Class A Shares or Alcatel Class O Shares or any combination thereof, including Alcatel Class A ADSs or Alcatel Class O ADSs) must request, within five trading days of reaching that ownership level, that all of its shares be registered. In addition, this registration requirement will apply to all shares (Alcatel Class A Shares or Alcatel Class O Shares or any combination thereof, including Alcatel Class A ADSs or Alcatel Class O ADSs) that the holder may subsequently acquire each time a holder of 3% or more of the total number of shares increases its holding by 0.5%, up to and including 50%. Each holder is required to notify Alcatel of any such subsequent acquisition. Compliance with this requirement is deemed to be in compliance with the notification requirements described below under "-- Holdings exceeding certain percentages." Failure to comply with this requirement may, upon petition of one or more shareholders representing 3% or more of Alcatel's share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

TRANSFER OF SHARES

    Alcatel Class A Shares and Alcatel Class O Shares held in registered form are transferred by means of an entry recorded in the transfer account maintained by Alcatel or on Alcatel's behalf for this purpose. In order for Alcatel
Class A Shares and Alcatel Class O Shares in registered form to be traded on a stock exchange in France, the shares must first be converted into bearer form by a financial intermediary upon receipt of a selling order from the holder. Upon completion of the trade, the new holder is required to register the Alcatel Class A Shares or Alcatel Class O Shares in its name within five trading days, only if such trade causes the holder to cross the 3% threshold specified by Alcatel's articles of association and by-laws. Bearer shares are held and recorded in the securities account of the holder and may be traded without any further requirement. The Alcatel Class A Shares and Alcatel Class O Shares held in bearer form by a person who is not a resident of France are transferable outside France by delivery of the bearer certificates representing the Alcatel Class A Shares and Alcatel Class O Shares.

HOLDINGS EXCEEDING CERTAIN PERCENTAGES

    Under French Corporation Law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of Alcatel's outstanding share capital or voting rights (including through Alcatel Class A ADSs and Alcatel Class O ADSs), or whose holding subsequently falls below any of these thresholds, must notify Alcatel of the number of Alcatel Class A Shares and Alcatel Class O Shares it holds within 15 calendar days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS), the self-regulatory organization that has general regulatory authority over the French stock exchanges, within five trading days of the date the threshold was crossed.

    In addition, Alcatel's articles of association and by-laws provide that any individual or entity which at any time owns, directly or indirectly, a number of Alcatel Class A Shares or Alcatel Class O Shares, or any combination thereof equal to or more than 0.5%, or any multiple thereof up to and including 2.5%, of Alcatel's issued share capital, or whose holding falls below any of these thresholds, must, within 15 days of exceeding this threshold, notify Alcatel by letter, fax or telex of the total number of each class of shares owned. Failure to provide timely written notice to Alcatel may, upon petition of one or more holders of any class of shares of Alcatel representing 3% or more of Alcatel's share capital, result in the loss of the voting rights attached to those shares in excess of the relevant threshold.

    French Corporation Law and the regulations of the French securities regulator (COMMISSION DES OPERATIONS DE BOURSE) impose additional reporting requirements on any person or persons, acting alone or in concert, who acquire more than 10% or 20% of Alcatel's share capital or voting rights. An acquiror exceeding those thresholds must file a statement with Alcatel, the French securities regulator (COMMISSION DES OPERATIONS DE BOURSE) and the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS). The notice must specify the acquirer's intentions for the 12-month period following the acquisition of its 10% or 20% stake, including whether or not it intends to (1) increase its stake,
(2) acquire a controlling interest in Alcatel or (3) seek the election of nominees to Alcatel's board of directors. The statement must be filed within 15 calendar days after the date either of these thresholds was crossed. The statement is then published by the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS). Similar reporting requirements must be complied with if the acquiror's intentions have changed due to material events.

    In addition, under French Corporation Law and the regulations of the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS), any person or persons, acting alone or in concert, who enter into an agreement containing provisions granting preferential treatment, with respect to the sale of shares, voting rights, or otherwise, for shares representing 0.5% or more of Alcatel's share capital or voting rights must file such provisions with the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS).

    Under French Corporation Law and the regulations of the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS), and subject to limited exemptions granted by it, any person or persons, acting alone or in concert, who acquires Alcatel Class A Shares or Alcatel Class O Shares, or any combination thereof representing one-third or more of Alcatel's share capital or voting rights must initiate a public tender offer for the balance of Alcatel's share capital and all other outstanding securities (such as convertible bonds) that are convertible into or exchangeable for Alcatel's share capital.

    If an Alcatel Class A Shareholder or Alcatel Class O Shareholder (including a holder of Alcatel Class A ADSs or Alcatel Class O ADSs) fails to comply with these notification requirements, the holder of any class of shares of Alcatel will be deprived of voting rights attached to the shares it holds in excess of the relevant threshold. The Alcatel Class A Shareholder or Alcatel Class O Shareholder will be deprived of its voting rights at all shareholders' meetings held until the end of a two-year period following the date on which the holder of any class of shares of Alcatel has complied with the notification requirements. Furthermore, any Alcatel Class A Shareholder or Alcatel Class O Shareholder who fails to comply with these requirements, including the notification requirements of Alcatel's articles of association and by-laws, may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of Alcatel's chairman, any of the holders of any class of shares of Alcatel or the French securities regulator (COMMISSION DES OPERATIONS DE BOURSE). Such Alcatel Class A Shareholder or Alcatel Class O Shareholder may also be subject to criminal penalties.

    In order to permit the holders of any class of shares of Alcatel to give the notice required by law and Alcatel's articles of association and by-laws, Alcatel is obligated to publish in the French official newspaper (BULLETIN DES ANNONCES LEGALES OBLIGATOIRES or BALO), not later than 15 calendar days after Alcatel's annual ordinary shareholders meeting, information with respect to the total number of votes available as of the date of the meeting. In addition, if Alcatel is aware that the number of available votes has changed by at least 5% since the last publication of the number of available votes, Alcatel must publish the number of votes then available in the BALO within 15 calendar days of that change and provide the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS) with written notice.

VOTING RIGHTS

    Each Alcatel Class A Share or Alcatel Class O Share entitles a holder to one vote at all meetings of holders of any class of shares of Alcatel, subject to the provisions concerning double voting rights described below. For each Alcatel Class A Share or Alcatel Class O Share fully paid and held in the name of the same holder of such shares for more than three years, the holder of such shares will be entitled to double voting rights with respect to such Alcatel Class A Share or Alcatel Class O Share at any of Alcatel's meetings, whether ordinary or extraordinary. The dual voting right will automatically terminate for any Alcatel Class A Share or Alcatel Class O Share which has been subject to conversion into a bearer share or for which ownership has been transferred. Any transfer of shares as a result of inheritance, division of community property by spouses or donation to a spouse or heir shall not affect a share's double voting rights. Since Alcatel Class A ADSs and Alcatel Class O ADSs are held in the name of the Depositary, holders of Alcatel Class A ADSs and Alcatel Class O ADSs are not entitled to double voting rights. See "-- Dividends, Other Distributions and Rights -- Voting of the underlying Alcatel Class A Shares" to understand how holders of Alcatel Class A ADSs and Alcatel Class O ADSs vote their shares.

    Regardless of the number of Alcatel Class A Shares or Alcatel Class O Shares held, the total voting rights per holder of any class of shares of Alcatel cannot exceed 8% of the total voting rights present or represented at any meeting of holders of any class of shares of Alcatel (16% if double voting rights apply). This limit applies whether or not the Alcatel Class A Shares or Alcatel Class O Shares are voted directly or by proxy. The foregoing limitations do not apply to any person if a person or group of persons acting in concert owns 66.66% or more of Alcatel Shares as a result of a cash tender offer or stock-for-stock exchange offer for 100% of Alcatel Shares. In addition, this limit does not apply to the votes cast by the chairman of the meeting pursuant to a blank proxy.

PREEMPTIVE RIGHTS

    Under French Corporation Law, holders of both Alcatel Class A Shares and Alcatel Class O Shares will have preemptive rights to subscribe on a PRO RATA basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by Alcatel for cash. During the subscription period relating to a particular offering of shares of Alcatel, holders of both Alcatel Class A Shares and Alcatel Class O Shares may transfer preferential subscription rights that they have not previously waived. In order to issue additional shares without preemptive rights, beyond issuances already approved, Alcatel must obtain the approval of two-thirds of the votes present or represented by proxy at an extraordinary meeting of holders of both Alcatel Class A Shares and Alcatel Class O Shares, voting together as a single class.

RIGHTS UPON LIQUIDATION

    Upon Alcatel's liquidation, after payment of all prior claims, holders of Alcatel Class A Shares and Alcatel Class O Shares will be entitled to receive a pro rata amount of all of Alcatel's net assets. The pro rata amount will be calculated first to repay the paid-up and non-liquidated capital and then any surplus will be divided among all shareholders, subject to any applicable rights arising from the different classes of shares.

DIVIDEND RIGHTS

    Under French Corporation Law, Alcatel's board of directors must first propose the distribution of any dividend to a general meeting of holders of both Alcatel Class A Shares and Alcatel Class O Shares, voting together as a single class. A majority of the holders of both Alcatel Class A Shares and Alcatel Class O Shares, voting together as a single class, must then approve the distribution. Under French Corporation Law, the aggregate amount of any dividends paid on the Alcatel Class A Shares and Alcatel Class O Shares will, for any year, be limited to Alcatel's distributable profits (BENEFICE DISTRIBUABLE) for that year. In any fiscal year, Alcatel's distributable profits will equal the sum of the following:

    - Alcatel's profits for the fiscal year, less

    - Alcatel's losses for the fiscal year, less

    - any required contribution to Alcatel's legal reserve fund under French Corporation Law, plus

    - any additional profits that Alcatel reported, but did not distribute in Alcatel's prior fiscal year.

    In the future, Alcatel may offer its shareholders the option to receive any dividends in shares instead of cash.

ALCATEL CLASS O SHARE DIVIDENDS

    Pursuant to Alcatel's articles of association and by-laws and subject to the limitations described below, in each year, with respect to Alcatel's results of the immediately preceding fiscal year, Alcatel will pay a non-cumulative preferred dividend on the Alcatel Class O Shares (excluding AVOIR FISCAL), which will be the greater of:

    - E0.10 per Alcatel Class O Share; and

    - an amount per Alcatel Class O Share that is calculated based on the financial performance of the Optronics division. The amount per Alcatel Class O Share that is calculated based on the performance of the Optronics division will equal 10% of the earnings of the Optronics division for that year attributable to the outstanding Alcatel Class O Shares divided by the number of Alcatel Class O Shares deemed outstanding (which includes the number of Alcatel Class O Shares that, if issued to Alcatel, would represent Alcatel's interest)

    In no event may the latter amount exceed 150% of the dividend per share paid on the Alcatel Class A Shares in respect of the same fiscal year. The preferred dividend referred to above will be paid in preference to any dividend paid to holders of Alcatel Class A Shares. If the preferred dividend is not approved by shareholders, Alcatel would be in breach of its articles of association and by-laws and would remain liable to make such payment to holders of Alcatel
Class O Shares.

    Any dividend that Alcatel pays on the Alcatel Class O Shares, including the preferred dividend described above, is subject to any legal restrictions on Alcatel regarding the payment of dividends, including the limitation of dividends to distributable profits. If Alcatel decides to pay an extraordinary dividend through the distribution of reserves or premium, each Alcatel Class O Share would entitle its holder to receive the same extraordinary dividend as each Alcatel Class A Share.

NO DIVIDENDS FOR 2002 FISCAL YEAR

    On February 4, 2003, Alcatel announced that its board of directors will propose a resolution at its annual shareholders' meeting scheduled to be held on April 17, 2003 approving the board of directors' recommendation that no dividends be paid on Alcatel Class A Shares, Alcatel Class O Shares, Alcatel Class A ADSs and Alcatel Class O ADSs with respect to its 2002 fiscal year. Alcatel's distributable profits for 2002 were not sufficient to pay such a dividend.

CHANGES IN SHARE CAPITAL

CAPITAL INCREASES

    In accordance with French Corporation Law and subject to the exceptions discussed below, Alcatel's share capital may be increased only with the approval of a two-thirds majority of the holders of both Alcatel Class A Shares and Alcatel Class O Shares present or represented by proxy voting together as a single class at an

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extraordinary meeting. The holders of both Alcatel Class A Shares and Alcatel
Class O Shares may delegate to Alcatel's board of directors, which in turn may delegate to the chairman of the board of directors, the power required to effect, in one or more phases, certain increases in share capital previously approved by holders of both Alcatel Class A Shares and Alcatel Class O Shares.

    Alcatel's share capital may be increased by the issuance of additional Alcatel Class A Shares or Alcatel Class O Shares or by an increase in the nominal value of existing Alcatel Class A Shares or Alcatel Class O Shares. Alcatel's share capital may also be increased through the capitalization of existing reserves, profits or premium, in which case Alcatel must obtain the approval of a majority of the holders of both Alcatel Class A Shares and Alcatel Class O Shares present or represented by proxy voting together as a single class at an extraordinary meeting of the holders of both Alcatel Class A Shares and Alcatel Class O Shares. In case of an increase in Alcatel's share capital by capitalization of reserves, profits or premium, Alcatel Class A Shares or Alcatel Class O Shares attributed to a holder of Alcatel Class A Shares or Alcatel Class O Shares will be allocated pro rata based on the respective total nominal value of the Alcatel Class A Shares or Alcatel Class O Shares held by such shareholder. The shares received by such shareholder will be of the same class as those owned by such shareholder.

    Share dividends may be approved by the shareholders of Alcatel, in lieu of payment of cash dividends, at an ordinary meeting.

    Additional Alcatel Class A Shares and Alcatel Class O Shares may be issued:

    - for cash;

    - in satisfaction of or set off against liabilities, including indebtedness;

    - for assets contributed to Alcatel in kind; or

    - upon the conversion, exchange or redemption of securities or upon exercise of warrants to purchase Alcatel Shares or Alcatel Class O Shares.

CAPITAL DECREASES

    Alcatel share capital may generally only be decreased with the approval of two-thirds of the holders of Alcatel Class A Shares and Alcatel Class O Shares present or represented by proxy voting together as a single class at an extraordinary meeting. Reductions in share capital may be made either by decreasing the nominal value of the Alcatel Class A Shares or Alcatel Class O Shares or reducing the number of Alcatel Class A Shares or Alcatel Class O Shares. The number of Alcatel Class A Shares or Alcatel Class O Shares may be reduced if Alcatel either exchanges or repurchases and cancels Alcatel Class A Shares or Alcatel Class O Shares. As a general matter, reductions of capital occur pro rata among all shareholders of Alcatel, except (1) in the case of a share buy back program, or a public tender offer to repurchase Alcatel Class A Shares or Alcatel Class O Shares (OFFRE PUBLIQUE DE RACHAT D'ACTIONS (OPRA)), where such a reduction occurs pro rata only among tendering shareholders of Alcatel and (2) in the case where all shareholders of Alcatel unanimously consent to an unequal reduction.

CROSS SHAREHOLDINGS AND HOLDING OF ALCATEL CLASS A SHARES OR ALCATEL CLASS O
  SHARES BY ALCATEL'S SUBSIDIARIES

    French law prohibits a company from holding Alcatel Class A Shares or Alcatel Class O Shares if Alcatel holds more than 10% of that company's share capital. French law also prohibits Alcatel from owning any interest in a French company holding more than 10% of Alcatel's share capital. In the event of a cross shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are not entitled to voting rights. Failure by the officers or directors of a company to sell these shares is a criminal offense. In the event that one of Alcatel's subsidiaries holds Alcatel Class A Shares or Alcatel Class O Shares, these shares are not entitled to voting rights. However, French law does not require the subsidiary to sell the shares.

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DESCRIPTION OF THE ALCATEL CLASS A ADSS

    The following is a summary of certain provisions of the deposit agreement for the Alcatel Class A ADSs and is qualified in its entirety by reference to the Alcatel Deposit Agreement among Alcatel, The Bank of New York as depositary, and the holders from time to time of Alcatel ADRs and the form of Alcatel ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that Alcatel filed with the Securities and Exchange Commission on March 19, 2003. Additional copies of the Alcatel Deposit Agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York City, New York 10286, and at the principal office of the custodian, Societe Generale, located at 32, rue du Champ de Tir, 44312 Nantes, France. The phrase "deposited Alcatel securities" means the Alcatel Class A Shares deposited under the Alcatel Deposit Agreement and all other securities, property and cash received by the Alcatel Depositary or the custodian in respect or in lieu of the Alcatel Class A Shares.

ALCATEL CLASS A ADSS

    Each Alcatel Class A ADS represents one Alcatel Class A Share. An Alcatel ADR may evidence any whole number of Alcatel Class A ADSs. The Alcatel Class A Shares underlying the Alcatel ADRs will be deposited with the custodian or any successor custodian, under the terms of the Alcatel Deposit Agreement. Under French law and Alcatel's articles of association and by-laws, shareholders of Alcatel must disclose the amount of their shareholding in certain circumstances.

DEPOSIT AND WITHDRAWAL OF ALCATEL CLASS A SHARES

    If Alcatel Class A Shares are deposited with the custodian, or at the Alcatel Depositary's principal office for forwarding to the custodian, the Alcatel Depositary will issue Alcatel ADRs representing a whole number of Alcatel Class A ADSs. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, the Alcatel Depositary will register the Alcatel ADRs in the name of the person or persons specified by the depositor of the Alcatel Class A Shares. No Alcatel Class A Shares will be accepted for deposit unless accompanied by evidence satisfactory to the Alcatel Depositary that any necessary approval has been granted by (a) the French governmental agency, if any, that regulates currency exchange and (b) the French governmental authority, if any, that regulates foreign ownership of French companies. Alcatel will not, and will not permit any of Alcatel's subsidiaries to, deposit Alcatel Class A Shares for which any necessary approval has not been granted.

    Upon surrender of Alcatel ADRs at the Alcatel Depositary's principal office, and upon payment of the fees provided for in the Alcatel Deposit Agreement, the Alcatel ADR holder is entitled to the whole number of deposited Alcatel Class A Shares that underlie the Alcatel Class A ADSs evidenced by the surrendered Alcatel ADRs. The Alcatel Depositary will deliver the underlying deposited Alcatel Class A Shares to an account designated by the Alcatel ADR holder. At the Alcatel ADR holder's request, risk and expense, the Alcatel Depositary will deliver at its principal office certificates or other documents of title for the deposited Alcatel Securities, as well as any other property represented by the Alcatel Class A ADSs.

PRE-RELEASE OF ADRS

    The Alcatel Depositary may, unless Alcatel instructs it not to, issue Alcatel ADRs prior to the receipt of Alcatel Class A Shares. This is called a "pre-release." In addition, the Alcatel Depositary may also deliver Alcatel Class A Shares upon the receipt and cancellation of Alcatel ADRs, even if the Alcatel ADRs were issued as a pre-release for which Alcatel Class A Shares have not been received. In addition, the Alcatel Depositary may receive Alcatel ADRs in lieu of Alcatel Class A Shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom Alcatel ADRs or Alcatel
Class A Shares are delivered must represent that it or its customer:

    - owns the Alcatel Class A Shares or Alcatel ADRs to be delivered to the Alcatel Depositary;

    - assigns to the Alcatel Depositary in trust all rights to the Alcatel Class A Shares or Alcatel ADRs; and

    - will not take any action inconsistent with the transfer of ownership of the Alcatel Class A Shares or Alcatel ADRs.

    In addition, each transaction must be:

    - fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of co mparable safety and liquidity;

    - terminable by the Alcatel Depositary on not more than five Business Days' notice; and

    - subject to further indemnities and credit regulations as the Alcatel Depositary deems appropriate.

    The Alcatel Depositary will generally limit the number of Alcatel Class A Shares represented by pre-release Alcatel ADRs to 30% of the Alcatel Class A Shares on deposit with the custodian under the Alcatel Deposit Agreement.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

    The Alcatel Depositary is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited Alcatel Class A Shares.

    Amounts distributed to Alcatel ADR holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or the Alcatel Depositary. If the Alcatel Depositary determines that any distribution in cash or property is subject to any tax or governmental charges that the Alcatel Depositary or the custodian is obligated to withhold, the Alcatel Depositary may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Alcatel Depositary will then distribute the balance of the cash and/or property to the Alcatel ADR holders entitled to the distribution, in proportion to their holdings.

CASH DIVIDENDS AND CASH DISTRIBUTIONS

    The Alcatel Depositary will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States within one day. The Alcatel Depositary will distribute to the Alcatel ADR holders the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the Alcatel ADR holders entitled to receive it.

DISTRIBUTIONS OF ALCATEL SHARES

    If Alcatel distributes Alcatel Class A Shares as a dividend or free distribution, The Bank of New York may, with Alcatel's approval, and will, at Alcatel's request, distribute to Alcatel ADR holders new Alcatel ADRs representing the Alcatel Class A Shares. The Alcatel Depositary will distribute only whole Alcatel ADRs. The Alcatel Depositary will sell the Alcatel Class A Shares that would have required it to use fractional Alcatel ADRs and then distribute the proceeds in the same way it distributes cash. If the Alcatel Depositary deposits the Alcatel Class A Shares but does not distribute additional Alcatel ADRs, the existing Alcatel ADRs will also represent the new Alcatel Class A Shares.

    If Alcatel Class A Shareholders have the option of receiving a dividend in cash or in Alcatel Class A Shares, Alcatel may also grant that option to Alcatel ADR holders.

OTHER DISTRIBUTIONS

    If the Alcatel Depositary or the custodian receives a distribution of anything other than cash or Alcatel Class A Shares, the Alcatel Depositary will distribute the property or securities to the Alcatel ADR holder, in proportion to such Alcatel ADR holder's holdings. If the Alcatel Depositary determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with Alcatel, the Alcatel Depositary may distribute the property or securities by any means it thinks is fair and practical, or the Alcatel Depositary may sell the property or securities and distribute the net proceeds of the sale to the Alcatel ADR holders.

RIGHTS TO SUBSCRIBE FOR ADDITIONAL ALCATEL CLASS A SHARES AND OTHER RIGHTS

    If Alcatel offers Alcatel Class A Shareholders any rights to subscribe for additional Alcatel Class A Shares or any other rights, the Alcatel Depositary will, if requested by Alcatel:

    - make the rights available to all or certain holders of Alcatel ADRs, by means of warrants or otherwise, if lawful and feasible; or

    - if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

    In that case, the Alcatel Depositary will allocate the net proceeds of the sales to the account of the Alcatel ADR holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among Alcatel ADR holders.

    If registration under the U.S. Securities Act, as amended, is required in order to offer or sell to the Alcatel ADR holders the securities represented by any rights, the Alcatel Depositary will not make the rights available to Alcatel ADR holders unless a registration statement is in effect or such securities are exempt from registration. Alcatel does not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If the Alcatel Depositary cannot make any rights available to Alcatel ADR holders and cannot dispose of the rights and make the net proceeds available to Alcatel ADR holders, then it will allow the rights to lapse, and the Alcatel ADR holders will not receive any value for them.

RECORD DATES

    The Alcatel Depositary will fix a record date any time:

    - a dividend or distribution is to be made;

    - rights are issued; or

    - the Alcatel Depositary receives notice of any meeting of Alcatel Class A Class A Shareholders or other securities represented by the Alcatel ADRs.

    The persons who are Alcatel ADR holders on the record date will be entitled to receive the dividend, distribution or rights, or to exercise the right to vote.

NOTICES AND REPORTS

    When Alcatel gives notice, by publication or otherwise, of a shareholders' meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, Alcatel will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited Alcatel securities. The Alcatel Depositary will arrange for the mailing to Alcatel ADR holders of copies of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited Alcatel securities.

VOTING OF THE UNDERLYING ALCATEL CLASS A SHARES

    Under the Alcatel Deposit Agreement, an Alcatel ADR holder is entitled, subject to any applicable provisions of French law, Alcatel's articles of association and by-laws and the deposited Alcatel securities, to exercise voting rights pertaining to the Alcatel Class A Shares represented by the Alcatel
Class A ADSs. The Alcatel Depositary will send to Alcatel ADR holders English-language summaries of any materials or documents provided by Alcatel for the purpose of exercising voting rights. The Alcatel Depositary will also send to Alcatel ADR holders directions as to how to give the Alcatel Depositary voting instructions, as well as a statement as to how the underlying Alcatel Class A Shares will be voted if the Alcatel Depositary receives blank or improperly completed voting instructions.

    The voting rights per holder of Alcatel Class A ADSs cannot exceed 8% of the total number of voting rights existing at a shareholders' meeting (16% if double voting rights apply). Alcatel Class A ADSs will represent Alcatel Class A Shares in bearer form unless the Alcatel ADR holder notifies the Alcatel Depositary that it would like the Alcatel Class A Shares to be held in registered form.

    If the Alcatel Depositary receives properly completed voting instructions, on or before the date specified, it will either vote the deposited Alcatel securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavour, insofar as practicable and permitted under applicable provisions of French law, Alcatel's articles of association and by-laws and the deposited Alcatel securities, to vote, or cause to be voted, the deposited Alcatel securities in accordance with any nondiscretionary instructions. The Alcatel Depositary will only vote Alcatel Class A Shares or other securities that the Alcatel ADRs represent in accordance with the Alcatel ADR holder's instructions. If the Alcatel Depositary receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.

INSPECTION OF TRANSFER BOOKS

    The Alcatel Depositary will keep books at its principal office in New York City for the registration and transfer of Alcatel ADRs. Those books are open for inspection by Alcatel ADR holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of Alcatel ADRs on matters that are not related to Alcatel's business, the Alcatel Deposit Agreement or the Alcatel ADRs.

CHANGES AFFECTING DEPOSITED ALCATEL SECURITIES

    If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited Alcatel securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving Alcatel, then any securities that the Alcatel Depositary receives in respect of deposited Alcatel securities will become new deposited Alcatel securities. Each Alcatel ADR will automatically represent its share of the new deposited Alcatel securities, unless the Alcatel Depositary delivers new Alcatel ADRs as described in the following sentence. The Alcatel Depositary may, with Alcatel's approval, and will, at Alcatel's request, distribute new Alcatel ADRs or ask Alcatel ADR holders to surrender their outstanding Alcatel ADRs in exchange for new Alcatel ADRs describing the new deposited Alcatel securities.

CHARGES OF THE ALCATEL DEPOSITARY

    The Alcatel Depositary will charge Alcatel ADR holders the following fees and expenses:

    - fees for the registration of Alcatel ADRs, the transfer, splitting-up or combination of Alcatel ADRs, and the delivery of dividends, distributions or rights;

    - taxes and other governmental charges;

    - cable, telex, facsimile transmission and delivery expenses;

    - expenses of conversions of foreign currency into U.S. dollars; and

    - a fee of $5.00 (or less) per each 100 Alcatel Class A ADSs (or portion thereof) for the execution and delivery of Alcatel ADRs and for the surrender of Alcatel ADRs and withdrawal of deposited Alcatel securities.

AMENDMENT OF THE ALCATEL DEPOSIT AGREEMENT

    Alcatel and the Alcatel Depositary may agree to amend the form of the Alcatel ADRs and the Alcatel Deposit Agreement at any time, without the consent of the Alcatel ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of Alcatel ADR holders, it will not take effect as to outstanding Alcatel ADRs until three months after the Alcatel Depositary has sent the Alcatel ADR holders a notice of the amendment. At the expiration of that three-month period, each Alcatel ADR holder will be considered, by continuing to hold its Alcatel ADRs, to agree to the amendment and to be bound by the Alcatel Deposit Agreement as so amended. Alcatel and the Alcatel

Depositary may not amend the Alcatel Deposit Agreement or the form of Alcatel ADRs to impair the Alcatel ADR holder's right to surrender its Alcatel ADRs and receive the Alcatel Class A Shares and any other property represented by the Alcatel ADRs, except to comply with mandatory provisions of applicable Law.

TERMINATION OF THE ALCATEL DEPOSIT AGREEMENT

    The Alcatel Depositary will terminate the Alcatel Deposit Agreement if Alcatel asks it to do so and will notify the Alcatel ADR holders at least
30 days before the date of termination. The Alcatel Depositary may likewise terminate the Alcatel Deposit Agreement if it resigns and a successor depositary has not been appointed by Alcatel and accepted its appointment within 90 days after the Alcatel Depositary has given Alcatel notice of its resignation. After termination of the Alcatel Deposit Agreement, the Alcatel Depositary will no longer register transfers of Alcatel ADRs, distribute dividends to the Alcatel ADR holders, accept deposits of Alcatel Class A Shares, give any notices, or perform any other acts under the Alcatel Deposit Agreement whatsoever, except that the Alcatel Depositary will continue to:

    - collect dividends and other distributions pertaining to deposited Alcatel securities;

    - sell rights as described under the heading "-- Rights to subscribe for additional Alcatel Class A Shares and other rights" above; and

    - deliver deposited Alcatel securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered Alcatel ADRs.

    One year after termination, the Alcatel Depositary may sell the deposited Alcatel securities and hold the proceeds of the sale, together with any other cash then held by it, for the PRO RATA benefit of Alcatel ADR holders that have not surrendered their Alcatel ADRs. The Alcatel Depositary will not have liability for interest on the sale proceeds or any cash it holds.

TRANSFER OF ALCATEL ADRS

    Alcatel ADRs are transferable upon surrender by the Alcatel ADR holder, if the Alcatel ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Alcatel Depositary will execute and deliver a new Alcatel ADR to the person entitled to it. The Alcatel Depositary may not suspend the surrender of Alcatel ADRs and withdrawal of deposited Alcatel securities, except for:

    - temporary delays caused by the closing of transfer books maintained by the Alcatel Depositary, Alcatel transfer agent or registrar;

    - temporary delays caused by the deposit of Alcatel Class A Shares in connection with voting at a shareholders' meeting or the payment of dividends;

    - the payment of fees, taxes and similar charges; or

    - compliance with laws or governmental regulations relating to Alcatel ADRs or to the withdrawal of deposited Alcatel securities.

    The Alcatel Depositary may refuse to deliver Alcatel ADRs or to register transfers of Alcatel ADRs when the transfer books maintained by the Alcatel Depositary or Alcatel's transfer agent or registrar are closed, or at any time that Alcatel and the Alcatel Depositary think it is advisable to do so.

GOVERNING LAW

    The Alcatel Deposit Agreement and the Alcatel ADRs are governed by the laws of the State of New York.

                       IMAGICTV AUTHORIZED SHARE CAPITAL

    The following summary describes the material provisions of ImagicTV's share capital, but does not purport to be complete and is subject to, and qualified in its entirety by, the ImagicTV Articles and ImagicTV By-Laws and by the provisions of applicable Laws.

IMAGICTV COMMON SHARES

    ImagicTV has authorized for issuance an unlimited number of ImagicTV Common Shares. Each outstanding ImagicTV Common Shares is entitled to one vote at meetings of ImagicTV Shareholders and to receive dividends if, as, and when declared by the Board of Directors. Subject to the rights of holders of shares of any class ranking senior to the ImagicTV Common Shares, holders of ImagicTV Common Shares are entitled to receive the remaining property or assets of ImagicTV in the event of a liquidation, dissolution or winding-up.

IMAGICTV PREFERRED SHARES

    The Board of Directors has the authority, without further action by the ImagicTV Shareholders, to issue an unlimited number of ImagicTV Preferred Shares in one or more series. These ImagicTV Preferred Shares may be entitled to dividend and liquidation preferences over the ImagicTV Common Shares. The Board of Directors is able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any ImagicTV Preferred Shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of ImagicTV Preferred Shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the ImagicTV Common Shares.

                COMPARATIVE MARKET PRICE AND TRADING VOLUME DATA

ALCATEL CLASS A ADSS

    Alcatel Class A ADSs are listed on the NYSE under the symbol "ALA". The following table sets forth, for the periods indicated, the intraday high, intraday low and closing prices and volume for Alcatel Class A ADSs as reported on the NYSE, expressed in U.S. dollars:

                                                 PRICE RANGE
                                             -------------------
                                               HIGH       LOW      TRADING VOLUME    CLOSE
                                             --------   --------   --------------   --------
QUARTER ENDING
June 30, 2001..............................   $34.66     $19.51      119,403,300     $20.54
September 30, 2001.........................   $21.51     $10.57       83,683,800     $11.49
December 31, 2001..........................   $20.18     $10.53       92,276,200     $16.39
March 31, 2002.............................   $19.15     $12.88       59,976,700     $14.03
June 30, 2002..............................   $14.70     $ 6.82       83,668,400     $ 7.11
September 30, 2002.........................   $ 7.48     $ 2.03       80,090,600     $ 2.33
December 31, 2002..........................   $ 6.44     $ 2.20      139,577,100     $ 4.44

MONTH ENDING
October 31, 2002...........................   $ 5.44     $ 2.20       32,264,900     $ 4.89
November 30, 2002..........................   $ 5.92     $ 4.56       37,998,800     $ 5.71
December 31, 2002..........................   $ 6.44     $ 4.30       69,313,400     $ 4.44
January 31, 2003...........................   $ 7.46     $ 4.60       86,994,600     $ 7.26
February 28, 2003..........................   $ 8.09     $ 6.48       39,031,300     $ 7.09
March to date (March 24, 2003).............   $ 7.61     $ 6.09       23,850,900     $ 6.86

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
ALCATEL CLASS A SHARES

    Alcatel Class A Shares are listed on the PSE under the symbol "13000". The following table sets forth, for the period indicated, the intraday high, the intraday low and closing prices and volume for Alcatel Class A Shares as reported on the PSE, expressed in Euros:

                                                 PRICE RANGE
                                             -------------------
                                               HIGH       LOW      TRADING VOLUME    CLOSE
                                             --------   --------   --------------   --------
QUARTER ENDING
June 30, 2001..............................   E39.14     E22.22      737,625,960     E24.70
September 30, 2001.........................   E25.61     E11.50      633,415,503     E12.63
December 31, 2001..........................   E23.29     E11.46      673,201,886     E19.20
March 31, 2002.............................   E21.62     E14.62      611,637,144     E16.36
June 30, 2002..............................   E16.58     E 6.80      626,927,486     E 7.04
September 30, 2002.........................   E 7.68     E 2.05    1,076,580,698     E 2.35
December 31, 2002..........................   E 6.65     E 2.28    1,279,376,481     E 4.18

MONTH ENDING
October 31, 2002...........................   E 5.54     E 2.28      537,770,021     E 5.04
November 30, 2002..........................   E 6.00     E 4.40      382,773,678     E 5.75
December 31, 2002..........................   E 6.65     E 4.14      358,832,782     E 4.18
January 31, 2003...........................   E 7.25     E 4.16      538,114,711     E 6.74
February 28, 2003..........................   E 7.59     E 5.79      313,255,548     E 6.69
March to date (March 24, 2003).............   E 7.31     E 5.42      241,229,020     E 6.43

IMAGICTV COMMON SHARES

    ImagicTV Common Shares are listed and posted for trading on the TSX under the symbol "IMT" and are quoted on Nasdaq under the symbol "IMTV".

NASDAQ SMALLCAP MARKET

    The following table sets forth, for the periods indicated, the intraday high, intraday low and closing prices and volume for ImagicTV Common Shares as reported on Nasdaq, expressed in U.S. dollars:

                                                 PRICE RANGE
                                             -------------------
                                               HIGH       LOW      TRADING VOLUME    CLOSE
                                             --------   --------   --------------   --------
QUARTER ENDING
May 31, 2001...............................   $ 3.25     $ 1.12          568,100     $ 1.23
August 31, 2001............................   $ 1.28     $ 0.57        2,521,800     $ 0.79
November 30, 2001..........................   $ 0.83     $ 0.45          947,400     $ 0.79
February 28, 2002..........................   $ 1.10     $ 0.74        2,759,500     $ 0.97
May 31, 2002...............................   $ 1.03     $ 0.73        1,122,800     $ 0.90
August 31, 2002............................   $ 0.87     $ 0.48        2,593,100     $ 0.56
November 30, 2002..........................   $ 0.90     $ 0.34        2,165,750     $ 0.88
February 28, 2003..........................   $ 1.21     $ 0.73        4,853,356     $ 1.14

MONTH ENDING
October 31, 2002...........................   $ 0.79     $ 0.34        1,338,500     $ 0.76
November 30, 2002..........................   $ 0.90     $ 0.75          547,250     $ 0.88
December 31, 2002..........................   $ 0.95     $ 0.83          561,740     $ 0.87
January 31, 2003...........................   $ 1.01     $ 0.79          569,100     $ 0.81
February 28, 2003..........................   $ 1.21     $ 0.73        3,722,516     $ 1.14
March to date (March 24, 2003).............   $ 1.22     $ 1.05          600,500     $ 1.16

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
THE TORONTO STOCK EXCHANGE

    The following table sets forth, for the periods indicated, the intraday high, intraday low and closing prices and volume for ImagicTV Common Shares as reported on the TSX, expressed in Canadian dollars.

                                                 PRICE RANGE
                                             -------------------
                                               HIGH       LOW      TRADING VOLUME    CLOSE
                                             --------   --------   --------------   --------
QUARTER ENDING
May 31, 2001...............................   $ 5.09     $ 1.72        1,563,066     $ 1.90
August 31, 2001............................   $ 1.95     $ 0.90        1,205,746     $ 1.20
November 30, 2001..........................   $ 1.30     $ 0.70        1,477,549     $ 1.25
February 28, 2002..........................   $ 1.74     $ 1.18        1,205,957     $ 1.50
May 31, 2002...............................   $ 1.65     $ 1.15          934,296     $ 1.25
August 31, 2002............................   $ 1.30     $ 0.78          389,554     $ 0.93
November 30, 2002..........................   $ 1.45     $ 0.52          852,457     $ 1.45
February 28, 2003..........................   $ 1.80     $ 1.10        1,814,913     $ 1.69

MONTH ENDING
October 31, 2002...........................   $ 1.30     $ 0.52          619,259     $ 1.20
November 30, 2002..........................   $ 1.45     $ 1.15          158,552     $ 1.45
December 31, 2002..........................   $ 1.47     $ 1.15          277,082     $ 1.40
January 31, 2003...........................   $ 1.53     $ 1.25          256,032     $ 1.28
February 28, 2003..........................   $ 1.80     $ 1.10        1,281,799     $ 1.69
March to date (March 24, 2003).............   $ 1.81     $ 1.56          456,716     $ 1.71

    On February 6, 2003, the last trading day prior to the public announcement of the Arrangement, the closing sale price per Alcatel Class A ADS, as reported on the NYSE, was $6.97, and the final reported price per ImagicTV Common Share on the TSX was Cdn. $1.25 and on Nasdaq was $0.76. On March 24, 2003, the last trading day prior to the date of this Circular, the closing sale price per Alcatel Class A ADS as reported on the NYSE was $6.86, the closing sale price per Alcatel Class A Share as reported on the PSE was E6.43 and the final reported price per ImagicTV Common Share as reported on the TSX was Cdn.$1.71 and on Nasdaq was $1.16.

    The Exchange Ratio provides for certain adjustments to the number of Alcatel Class A ADSs into which the ImagicTV Common Shares will be converted based on the market price of the Alcatel Class A ADSs. Therefore, the market value of the Alcatel Class A ADSs that holders of ImagicTV Common Shares receive pursuant to the Transaction is subject to fluctuations. ImagicTV Securityholders are urged to obtain market quotations for the ImagicTV Common Shares and the Alcatel
Class A ADSs that are current at the time at which they make their determination as to whether to either vote in favour or against the Arrangement Resolution. Historical market prices are not indicative of future market prices. See "Risk Factors".

                TAX CONSIDERATIONS FOR IMAGICTV SECURITYHOLDERS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR IMAGICTV SECURITYHOLDER. IMAGICTV SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

    In the opinion of McCarthy Tetrault LLP, Canadian legal counsel for ImagicTV, the following is a summary of the principal Canadian federal income tax considerations of the Arrangement under the Canadian Tax Act generally applicable to ImagicTV Securityholders who, for purposes of the Canadian
Tax Act and at all relevant times, beneficially own and hold their ImagicTV Common Shares or Alcatel Class A ADSs as capital property and deal at arm's length and are not affiliated with any of ImagicTV, Alcatel and Alcatel Acquireco. This summary does not apply to an ImagicTV Securityholder in respect of whom Alcatel is or will be a foreign affiliate within the meaning of the Canadian Tax Act. Also, this summary does not apply to an ImagicTV Securityholder that is a financial institution for purposes of the mark-to-market rules in the Canadian Tax Act nor to an ImagicTV Securityholder that acquired ImagicTV Common Shares on the exercise of an employee stock option. This summary assumes that the Alcatel Class A ADSs and Alcatel Class A Shares are and will at all relevant times be listed on the NYSE and the PSE, respectively.

    ImagicTV Common Shares and Alcatel Class A ADSs will generally be considered to be capital property to a holder unless any such securities are held in the course of carrying on a business of buying and selling securities or such securities are acquired in a transaction considered to be an adventure in the nature of trade. ImagicTV Shareholders whose ImagicTV Common Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making the irrevocable election provided by subsection 39(4) of the Canadian Tax Act. ImagicTV Shareholders who do not hold their ImagicTV Common Shares or, after the Effective Date, Alcatel Class A ADSs as capital property should consult their own tax advisors regarding their particular circumstances.

    This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder and counsel's understanding of the current administrative practices published by the CCRA, all as in effect as of the date of this Circular. This summary takes into account all Tax Proposals, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

    This summary is based in part upon the assumption that each obligation in the Alcatel Deposit Agreement among Alcatel, The Bank of New York as depositary and all holders of Alcatel ADRs, and any related agreement, will be performed in accordance with its terms. See "Alcatel Capital Stock -- Description of the Alcatel Class A ADSs". Based on this assumption, a holder of Alcatel ADRs evidencing Alcatel Class A ADSs will be treated as the beneficial owner of the Alcatel Class A Shares represented by those Alcatel Class A ADSs for purposes of the Canadian Tax Act and a reference in this summary to an Alcatel Class A ADS includes a reference to an underlying Alcatel Class A Share where the context so requires.

    Amounts denominated in Euros or U.S. dollars must be converted into Canadian dollars based on the Euro or U.S. dollar exchange rate generally prevailing at the time such amounts arise for purposes of computing income under the Canadian Tax Act.

IMAGICTV SHAREHOLDERS RESIDENT IN CANADA

    The following portion of the summary is applicable to an ImagicTV Shareholder who, for purposes of the Canadian Tax Act and any relevant bilateral tax treaty, and at all relevant times, is or is deemed to be a Canadian resident (a "Canadian Resident").

    TRANSFER OF IMAGICTV COMMON SHARES TO ALCATEL ACQUIRECO FOR ALCATEL CLASS A
     ADSS

    An ImagicTV Shareholder who transfers ImagicTV Common Shares to Alcatel Acquireco in exchange for Alcatel Class A ADSs pursuant to the Arrangement, will be considered to have disposed of those ImagicTV Common Shares for proceeds of disposition equal to the fair market value of the Alcatel Class A ADSs and cash (in lieu of a fractional ADS) acquired by such ImagicTV Shareholder on the transfer. The ImagicTV Shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such ImagicTV Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the ImagicTV Shareholder of such ImagicTV Common Shares. The general tax treatment of capital gains and capital losses is discussed below under the heading "-- Taxation of Capital Gain or Capital Loss". The cost to an ImagicTV Shareholder of Alcatel Class A ADSs acquired on the transfer will be equal to the fair market value of such Alcatel Class A ADSs at the time of the transfer, to be averaged with the adjusted cost base of any other Alcatel Class A ADSs held by the ImagicTV Shareholder as capital property at that time for purposes of determining the holder's adjusted cost base of such Alcatel Class A ADSs.

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    DISSENTING SHAREHOLDERS

    If an ImagicTV Shareholder exercises Dissent Rights and receives from Alcatel the fair value of the holder's ImagicTV Common Shares together with interest thereon, the Dissenting Shareholder will be required to include the amount of interest (including the amount of any taxes withheld) in income and also will be deemed to have disposed of the ImagicTV Common Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder, less the amount of any interest.

    TAXATION OF CAPITAL GAIN OR CAPITAL LOSS

    One-half of any capital gain (the "taxable capital gain") realized on the disposition of ImagicTV Common Shares or Alcatel Class A ADSs will be included in the holder's income for the year of disposition. One-half of any capital loss so realized (the "allowable capital loss") may be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Tax Act.

    Capital gains realized by an individual or certain trusts may give rise to alternative minimum tax under the Canadian Tax Act. A Canadian-controlled private corporation (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

    DIVIDENDS ON ALCATEL CLASS A ADSS

    Dividends on Alcatel Class A ADSs (which include any French tax credit (AVOIR FISCAL) or refund of equalisation tax received) including the amount of any taxes withheld will be required to be included in the recipient's income for purposes of the Canadian Tax Act. Such amounts received or deemed to be received by an individual will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations. A holder of Alcatel Class A ADSs that is a corporation will include such amounts in computing its income and generally will not be entitled to deduct such amounts in computing its taxable income. A holder of Alcatel Class A ADSs that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such amounts. French withholding tax on such amounts will be treated as a foreign income tax eligible for credit against such holder's Canadian federal income taxes or for deduction in computing such holder's income in the circumstances and to the extent provided in the Canadian Tax Act. Holders of Alcatel Class A ADSs are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them.

    FOREIGN INVESTMENT ENTITY TAX PROPOSALS

    On October 11, 2002, revised Tax Proposals were released addressing the taxation of certain investments in non-resident entities called "foreign investment entities" applicable for taxation years commencing after 2002. As the Tax Proposals are currently drafted, where a Canadian Resident holds shares that are not an "exempt interest" in a corporation that constitutes a foreign investment entity at the corporation's taxation year-end, the Canadian Resident generally will be required to take into account in computing income for the Canadian Resident's taxation year that includes such year-end either an amount determined as a prescribed percentage of the Canadian Resident's designated cost of such shares at the end of each month ending in the Canadian Resident's taxation year at which time the shares were held by the Canadian Resident, or, in certain limited circumstances, any gains and losses accrued on such shares for the year.

    Alcatel will not be a foreign investment entity at the end of one of its taxation years if, at that time, the carrying value of all of its investment property is not greater than one-half of the "carrying value" of all of its property or if its principal business is not an investment business. The determination of whether or not Alcatel is a foreign investment entity must be made on an annual basis at its taxation year-end and no assurances can be given that it will not be a foreign investment entity at the end of any of its taxation years.

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    In addition, the Alcatel Class A ADSs may be an "exempt interest" at the end of one of Alcatel's taxation years and therefore exempt from the application of these Tax Proposals if, at that time: (i) Alcatel is resident in France for purposes of the Canadian Tax Act; (ii) it is reasonable to conclude that the Canadian Resident had no "tax avoidance motive" (within the meaning of the Tax Proposals) for the acquisition of the Alcatel Class A ADSs; (iii) the Alcatel Class A ADSs or Alcatel Class A Shares are listed on a prescribed stock exchange (which currently includes the NYSE and the PSE); and (iv) the Alcatel Class A ADSs or Alcatel Class A Shares are "widely held and actively traded" for the purposes of the Tax Proposals. While the matter is not free from doubt, it is expected that the Alcatel Class A ADSs would be "widely held and actively traded" for the purposes of these Tax Proposals in respect of a particular Canadian Resident provided that such Canadian Resident or an entity with whom the Canadian Resident does not deal at arm's length does not hold more than 10% of the Alcatel Class A ADSs or Alcatel Class A Shares, based on fair market value. The determination of whether a Canadian Resident will have a "tax avoidance motive" for the purposes of the Tax Proposals will depend upon the particular circumstances of the Canadian Resident. Having regard to the factors to be considered in making this determination and the nature of the Alcatel
Class A ADSs, it is unlikely that a Canadian Resident would be considered to have a "tax avoidance motive" in respect of the acquisition of Alcatel Class A ADSs. The determination of whether or not the Alcatel Class A ADSs constitute an exempt interest must be made on an annual basis at Alcatel's taxation year-end and no assurances can be given that Alcatel Class A ADSs will be an exempt interest at the end of any of its taxation years.

    FOREIGN PROPERTY INFORMATION REPORTING

    A Canadian Resident that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property", including Alcatel Class A ADSs, at any time in the year or fiscal period exceeds Cdn.$100,000 (as such terms are defined in the Canadian Tax Act) will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a Canadian Resident in the year will generally be a specified Canadian entity. A Canadian Resident should consult its own tax advisor about whether it must comply with these rules.

    ELIGIBILITY FOR INVESTMENT

    The Alcatel Class A ADSs will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively "Plans") and registered education savings plans. The Alcatel Class A ADSs will be foreign property for the purposes of the tax imposed under Part XI of the Canadian Tax Act on Plans, registered pension plans and certain other persons exempt from tax under Part I of the Canadian Tax Act. Registered education savings plans are not subject to such Part XI tax.

IMAGICTV SHAREHOLDERS NOT RESIDENT IN CANADA

    The following portion of the summary is applicable to an ImagicTV Shareholder who, for purposes of the Canadian Tax Act and any relevant bilateral treaty, has not been and will not be deemed to be resident in Canada at any time while holding ImagicTV Common Shares or, after the Effective Date, Alcatel
Class A ADSs and to whom such securities are not "taxable Canadian property" (as defined in the Canadian Tax Act) (a "Non-Resident"). Special rules, which are not discussed in this summary, may apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere.

    Generally, ImagicTV Common Shares and Alcatel Class A ADSs will not be taxable Canadian property to a particular holder at a particular time provided that such securities (in the case of the Alcatel Class A ADSs, the underlying Alcatel Class A Shares) are listed on a prescribed stock exchange (which currently includes the NYSE and the PSE), the holder does not use or hold, and is not deemed to use or hold, such shares in a business carried on in Canada and the holder, alone or together with persons with whom the holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series in the capital of ImagicTV or Alcatel, as the case may be, at any time during the five year period immediately preceding the particular time.

    A Non-Resident ImagicTV Shareholder will not be subject to tax under the Canadian Tax Act on the sale or other disposition of ImagicTV Common Shares or Alcatel Class A ADSs.

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    A Non-Resident who exercises Dissent Rights and receives from Alcatel the fair value of the holder's ImagicTV Common Shares will not be subject to tax under the Canadian Tax Act in respect of capital gains realized on the disposition of such shares. Any interest received by the dissenting Non-Resident will not be subject to Canadian withholding tax.

IMAGICTV OPTIONHOLDERS

    ImagicTV Optionholders who exercise their ImagicTV Options prior to the Effective Time will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to an ImagicTV Optionholder's decision as to whether to exercise his or her ImagicTV Options prior to the Effective Time. ImagicTV Optionholders who are considering the exercise of their ImagicTV Options prior to the Effective Time should consult their own tax advisors to determine the tax consequences to them of the exercise.

    An ImagicTV Optionholder who holds a Revised Option as a result of the Arrangement will be deemed not to have disposed of his or her ImagicTV Option for purposes of the Canadian Tax Act provided:

    (i) the only consideration received by the holder is a Revised Option; and

    (ii) the total value of Alcatel Class A Shares the holder is entitled to acquire under the Revised Option immediately after the Effective Time in excess of the total amount payable by the holder to acquire such Alcatel Class A Shares under the Revised Option, does not exceed the total value of the ImagicTV Common Shares the holder was entitled to acquire under the ImagicTV Option immediately before the Effective Time in excess of the total amount payable by the holder to acquire such ImagicTV Common Shares under the ImagicTV Option.

    As the only consideration an ImagicTV Optionholder will receive on the conversion of such option will be a Revised Option and provided that the values referred to in (ii) above are equal, no disposition should arise as a result of an ImagicTV Option representing a Revised Option. ImagicTV has advised counsel that it expects such values to be equal, although no assurances can be given in this regard. Counsel expresses no view as to the appropriateness or accuracy of this expectation.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR IMAGICTV SECURITYHOLDER. IMAGICTV SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

    This section provides a summary of the material United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who exchange ImagicTV Common Shares for Alcatel Class A ADSs or ImagicTV Options for Revised Options pursuant to the Arrangement. Insofar as U.S. Holders of ImagicTV Common Shares are concerned, this section applies only to ImagicTV Shareholders who hold ImagicTV Common Shares, and will ultimately hold Alcatel Class A ADSs, as capital assets. This section does not apply to special classes of holders subject to special rules, including, without limitation, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities, persons who hold their ImagicTV Common Shares as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar, persons who acquired their ImagicTV Common Shares as compensation or through a tax qualified retirement plan, holders of ImagicTV Options granted under any benefit plan, persons subject to alternative minimum tax, investors in pass-through entities, banks, tax-exempt organizations and life insurance companies.

    This summary is based in part upon the assumption that each obligation in the Alcatel Deposit Agreement will be performed in accordance with its terms. See "Alcatel Capital Stock". Based on this assumption, a U.S. Holder who holds Alcatel ADRs evidencing Alcatel Class A ADSs will be treated as the owner of the Alcatel Class A Shares represented by those Alcatel Class A ADSs. As a consequence, exchanges of Alcatel Class A Shares for Alcatel Class A ADSs, and Alcatel Class A ADSs for Alcatel Class A Shares, generally will not be subject to United States federal income tax.

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    This summary does not address state, local or foreign taxation, or
U.S. taxation other than U.S. federal income taxation, nor does it address all U.S. federal income tax considerations that may be relevant to particular holders. A U.S. Holder is a beneficial owner of ImagicTV Common Shares if he, she or it is: (i) a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate whose income is subject to United States federal income tax regardless of its source; or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

EXCHANGE OF IMAGICTV SHARES FOR ALCATEL CLASS A ADSS

    The U.S. federal income tax treatment of the exchange of ImagicTV Common Shares for Alcatel Class A ADSs by a U.S. Holder pursuant to the Arrangement is not entirely clear. It is expected that such exchange will be a taxable transaction for United States federal income tax purposes, and ImagicTV and Alcatel expect to take positions on any U.S. tax returns consistent with such treatment. This treatment is expected because, among other things, holders of ImagicTV Common Shares may exercise Dissent Rights, and payments of cash to Dissenting Shareholders will be made directly by Alcatel and will not be funded by ImagicTV. However, because the number of Dissenting Shareholders cannot be determined in advance, the potential impact of Dissenting Shareholders on the U.S. tax treatment of the transaction is unclear.

    If the exchange is a taxable transaction, then a U.S. Holder of ImagicTV Common Shares who exchanges such shares for Alcatel Class A ADSs will recognize capital gain or loss equal to the difference between: (i) the sum of (A) the fair market value (in U.S. dollars), determined on the date of the exchange, of the Alcatel Class A ADSs received and (B) any cash received in lieu of fractional shares; and (ii) such U.S. Holder's tax basis in the ImagicTV Common Shares. A U.S. Holder's tax basis in the Alcatel Class A ADSs received will be equal to the fair market value (in U.S. dollars) of such ADSs on the date of the exchange. A U.S. Holder's holding period for its Alcatel Class A ADSs will begin on the date after the date of the exchange.

    A U.S. Holder who dissents from the Arrangement and makes a Demand for Payment will, if ultimately determined to be entitled to be paid fair value for their ImagicTV Common Shares pursuant to the Dissent Procedures, recognize capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the ImagicTV Common Shares surrendered in accordance with the Dissent Procedures. See "Dissenting Shareholder Rights".

    Capital gain or loss recognized on the exchange of ImagicTV Common Shares for Alcatel Class A ADSs will be long-term capital gain or loss if, at the time of the exchange, the U.S. Holder's holding period in its ImagicTV Common Shares exceeds one year.

    As noted above, the U.S. tax treatment of the exchange of ImagicTV Common Shares for Alcatel Class A ADSs pursuant to the Arrangement is not entirely clear and may depend in part on whether and to what extent there are Dissenting Shareholders. If no ImagicTV Shareholder makes a Demand for Payment resulting in an exchange of ImagicTV Common Shares for cash (or if amounts are paid to Dissenting Shareholders but the U.S. taxing authorities challenge the treatment of the exchange as a taxable transaction), then the Arrangement could constitute a reorganization as defined in section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Arrangement so qualifies, then the following consequences will result:

    - No gain or loss will be recognized by a U.S. Holder of ImagicTV Common Shares who exchanges its ImagicTV Common Shares for Alcatel Class A ADSs, except

     - with respect to any cash received in lieu of a fractional interest in an Alcatel Class A ADS and

     - with respect to gain realized by any U.S. Holder of ImagicTV Common Shares who owns 5% or more of the total voting power or the total value of the stock of Alcatel following the Arrangement, unless the holder enters into a "gain recognition agreement" in accordance with applicable Treasury regulations promulgated under section 367(a) of the Code.

    - The tax basis to a U.S. Holder of Alcatel Class A ADSs received in exchange for ImagicTV Common Shares pursuant to the Arrangement, including any fractional Alcatel Class A ADS deemed received but

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      for which cash is received in lieu of such fractional interest, will equal the U.S. Holder's tax basis in the ImagicTV Common Shares exchanged.

    - The holding period of a U.S. Holder in the Alcatel Class A ADSs received in exchange for ImagicTV Common Shares pursuant to the Arrangement will include the holding period of the ImagicTV Common Shares exchanged.

    - A U.S. Holder who receives cash in lieu of a fractional interest in an Alcatel Class A ADS will be treated as having received the cash in exchange for the fractional interest and generally will recognize capital gain or loss on the deemed exchange in an amount equal to the difference between the amount of cash received and the tax basis of the holder's Alcatel Class A ADSs allocable to that fractional interest.

REVISED OPTIONS

    A U.S. Holder of ImagicTV Options granted to such holder under a compensatory benefit plan will not recognize gain or loss upon the ImagicTV Options representing Revised Options pursuant to the Arrangement.

TAX CONSEQUENCES OF HOLDING ALCATEL CLASS A ADSS

    DIVIDENDS ON ALCATEL CLASS A ADSS

    A U.S. Holder of Alcatel Class A ADSs must include in gross income the gross amount of any dividend paid by Alcatel out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), including any AVOIR FISCAL or French tax withheld. (See "French Tax Considerations -- U.S. Residents".) The dividend is ordinary income that must be included in income when the Alcatel Depositary (as the depositary for Alcatel Class A ADSs) receives the dividend, actually or constructively. Any distribution in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital that reduces the tax basis of the U.S. Holder's Alcatel Class A ADSs and any remaining amount will be treated as capital gain from the sale or exchange of Alcatel Class A ADSs.

    The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that must be included in income by a U.S. Holder will be the U.S. dollar value of the payments made, determined at the spot rate of exchange on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. This exchange gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes.

    Subject to certain limitations, any French tax withheld and paid over to France (including any tax withheld from a payment of AVOIR FISCAL) will be creditable against a U.S. Holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under French law, the amount of tax withheld that is refundable will not be eligible for credit against that U.S. Holder's United States federal income tax liability.

    Dividends will be income from sources outside the United States, but generally will be classified as "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

    SALE OF ALCATEL CLASS A ADSS

    When a U.S. Holder sells or otherwise disposes of Alcatel Class A ADSs in a taxable transaction, for United States federal income tax purposes, that holder will recognize gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the holder's tax basis, determined in U.S. dollars, in those Alcatel Class A ADSs. The gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

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    BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements and backup withholding if such non-corporate U.S. Holder
(i) fails to provide an accurate taxpayer identification number, (ii) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax return, or (iii) in certain circumstances, fails to comply with applicable certification requirements. Pursuant to recently enacted tax legislation, the backup withholding rate is 30% for calendar year 2003; 29% for calendar years 2004 and 2005; and 28% for calendar years 2006 through 2010. This legislation is scheduled to expire, raising the backup withholding rate to 31% for amounts paid after December 31, 2010.

    If a holder sells Alcatel Class A ADSs to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless such holder establishes an exemption. If a holder sells Alcatel Class A ADSs outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to such holder outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells Alcatel Class A ADSs through a non-U.S. office of a broker that: (i) is a United States person; (ii) derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States; (iii) is a "controlled foreign corporation" as to the United States; or (iv) is a foreign partnership, if at any time during its tax year (A) one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or (B) at any time during its tax year the foreign partnership is engaged in a United States trade or business, unless such holder establishes an exemption.

    A holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's income tax liability by filing a refund claim with the IRS.

FRENCH TAX CONSIDERATIONS

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR IMAGICTV SECURITYHOLDER. IMAGICTV SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

ENTITLEMENT TO THE FRENCH TAX CREDIT (AVOIR FISCAL) WITH RESPECT TO
  DISTRIBUTIONS BY ALCATEL

    Under French laws, a distribution of profits by a French Resident Company subject to French corporation tax, such as Alcatel, qualifies as a dividend if it is decided upon at the ordinary general meeting of shareholders approving the annual accounts or if it corresponds to the distribution of interim dividends before the end of the financial year. In these two limited cases, the distribution creates an entitlement for the shareholder to the French tax credit (AVOIR FISCAL).

    When granted, the French tax credit (AVOIR FISCAL) is generally equal to 50% of the distribution. It is however reduced to 10% (rate applicable for 2003) if the shareholder is a company which does not benefit from the participation exemption regime provided under articles 145 and 216 of the French Tax Code (REGIME DES SOCIETES MERES ET FILIALES). If the dividends which create an entitlement to the French tax credit (AVOIR FISCAL) are paid out of profits which were not subject to French corporation tax at the standard rate, or were realised over five years ago, Alcatel will, in its capacity as distributing company, be liable to an equalisation tax (equal to 50% of the dividend received by the shareholders).

TAX TREATMENT APPLICABLE TO DISTRIBUTIONS MADE BY ALCATEL TO NON FRENCH RESIDENT
  HOLDERS OF ALCATEL CLASS A ADSS AND ALCATEL CLASS A SHARES

    Distributions of income made by a French Resident Company to a shareholder having his, her or its tax residence outside France are generally subject to a 25% withholding tax and do not give rise to the transfer of the French tax credit (AVOIR FISCAL). The applicability of the withholding tax may, however, be subject to the

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particular tax treaty between France and the jurisdiction of residence of the dividend recipient. That particular tax treaty may also provide for a refund of the French tax credit (AVOIR FISCAL).

CANADIAN RESIDENTS

    The Franco-Canadian Tax Treaty does not expressly provide that provisions relating to dividends (which include any distributions under article 10-5) apply where the "beneficial owner of dividends" holds only depositary receipts evidencing ownership of the shares of the French Resident Company in respect of which dividends are paid in lieu of the shares themselves. While the French Tax Authorities could take an opposing view, in the absence of any official doctrine on the applicability of Article 10 of the Franco-Canadian Tax Treaty to holders of Alcatel Class A ADSs, the use of the words "beneficial owner of dividends" in that provision constitutes a reasonable argument that dividends paid to holders of Alcatel Class A ADSs may benefit from Article 10 of the Franco-Canadian Tax Treaty, in the same way as dividends paid to holders of Alcatel Shares. If the applicability of the provision of the Franco-Canadian Tax Treaty regarding dividends paid to holders of Alcatel Class A ADSs who are Canadian Residents is not challenged by the French Tax Authorities, the 25% withholding ordinarily applicable under French laws to dividends paid to these holders of Alcatel
Class A ADSs should be reduced under Article 10-2 of the Franco-Canadian Tax Treaty to (i) 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company subject to corporation tax which holds directly or indirectly at least 10% of the capital of Alcatel or (ii) 15% of the gross amount of the dividends in all other cases.

    In addition, under article 10-3 of the Franco-Canadian Tax Treaty, a Canadian Resident who is the beneficial owner of dividends received from a French Resident Company, whose dividends if received by a French Resident would entitle such resident to a tax credit (AVOIR FISCAL), would be entitled to a payment from the French Treasury of an amount equal to such tax credit, subject to the deduction of the applicable withholding tax at the rate of 15%. The transfer of the tax credit (AVOIR FISCAL) to the beneficial owner of the dividends who is a Canadian Resident is applicable only to (i) individuals or
(ii) companies, other than companies liable for corporation tax, which hold directly or indirectly at least 10% of the capital of the French company paying the dividends, and only if the beneficial owner of the dividends is liable for Canadian taxation on such dividends and on the transferred tax credit (AVOIR FISCAL).

    The applicability of the above provisions is subject to the condition that the beneficial owner of the dividends is able to demonstrate to the French Tax Authorities that he, she or it is the owner of the interest in the securities giving rise to the payment of the dividends and that the holding of that interest in the securities does not have, as its main objective, or as one of its main objectives, to allow another person, whatever the place of his, her or its residence, to take advantage of the tax credit.

    A Canadian Resident who receives dividends from a French Resident Company shall, unless such person is eligible to receive the payment of the tax credit (AVOIR FISCAL) from the French Treasury as described above, be entitled to a refund of the equalisation tax paid by the distributing company with respect to such dividends. The gross amount of the equalisation tax refunded shall be deemed to be a dividend for the purpose of the Franco-Canadian Tax Treaty and may be subject in France to the reduced withholding tax.

    In order to benefit from the reduced rate of the French withholding tax (15%) provided by the Franco-Canadian Tax Treaty and from the transfer of the tax credit (AVOIR FISCAL), such tax credit itself being reduced by the 15% withholding tax applicable under the Franco-Canadian Tax Treaty, a Canadian holder of Alcatel Class A ADSs or Alcatel Class A Shares must provide Alcatel, prior to the actual payment of the dividends, with Form N(o) 5001A duly completed and certified by the Canadian tax authorities attesting the fact that such Canadian holder is a Canadian Resident. In the case where Form N(o) 5001A has not been certified by the Canadian tax authorities and provided to Alcatel prior to the payment of the dividends, the Canadian holder of Alcatel Class A ADSs or Alcatel Class A Shares may still provide Alcatel with Form N(o) 5001A duly completed and certified by the Canadian tax authorities by no later than December 31st of the second year following that of the payment of the dividends.

    In the absence of any express provision in the Franco-Canadian Tax Treaty allowing the holders of Alcatel Class A ADSs to benefit from Article 10, each holder of Alcatel Class A ADSs intending to benefit from

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Article 10 of the Franco-Canadian Tax Treaty should justify to Alcatel, in its capacity as a French distributing company, that he, she or it is Canadian Resident by using Form N(o) 5001A.

U.S. RESIDENTS

    The Franco-U.S. Tax Treaty expressly states that provisions applicable to dividends (which include any distribution whether official or unofficial under article 10-5 (a)) apply where a beneficial owner of dividends holds depositary receipts evidencing ownership of the shares in respect of which dividends are paid, in lieu of the shares themselves, as provided in article 10-5 (b). Accordingly, under the provisions of Article 10-2 of the Franco-U.S. Tax Treaty, the 25% French withholding tax applicable on dividends paid to holders of Alcatel Class A ADSs having their tax residence in the United States would be reduced to (i) 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company subject to corporation tax which holds directly or indirectly at least 10% of the capital of Alcatel or (ii) 15% of the gross amount of the dividends in all other cases.

    In addition, under the Franco-U.S. Tax Treaty, a U.S. holder of Alcatel Class A ADSs and Alcatel Class A Shares who receives a dividend from Alcatel will be entitled to receive a payment from the French Treasury of an amount equal to the tax credit (AVOIR FISCAL) to which a French Resident who received such a dividend would have been entitled, subject to reduction of the applicable withholding tax. This is on condition that this U.S. holder of Alcatel Class A ADSs and Alcatel Class A Shares, whose ownership of such shares is not effectively connected with a permanent establishment or fixed base in France, is a U.S. tax resident and is either (i) an individual or other person (other than a company), or (ii) a company other than a regulated investment company that does not own, directly or indirectly, 10% or more of the capital of Alcatel, or
(iii) a regulated investment company that does not own, directly or indirectly, 10% or more of the capital of Alcatel provided that less than 20% of the Alcatel Class A Shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust, but only to the extent that its partners, beneficiaries or grantors are (A) individuals or entities (other than corporations) that are U.S. residents, or
(B) U.S. corporations, other than regulated investment companies, that do not own, actually or constructively, 10% or more of the capital of Alcatel.

    The above provisions will only apply if the beneficial owner of the dividends is subject to United States income tax in respect of dividends received from Alcatel and of the payment from the French Treasury in connection with the French tax credit (AVOIR FISCAL). The gross amount of a payment made by the French Treasury shall be deemed to be a dividend for the purpose of the Franco-U.S. Tax Treaty.

    The applicability of the above provisions are subject to the condition that the beneficial owner of the divid ends must be able to demonstrate to the French Tax Authorities that he, she or it is the beneficial owner of the securities in respect of which the dividends are paid and that the main objective, or one of the main objectives, of holding such securities is to allow another person to take advantage of the Franco-U.S. Tax Treaty regardless of the place of residence of such persons.

    Where a U.S. resident, that derives and beneficially owns dividends paid by a French Resident Company, is not entitled to the payment of the tax credit (AVOIR FISCAL) mentioned above from the French Treasury, such resident may obtain a refund of the equalisation tax to the extent that it was actually paid by the distributing company with respect to such dividends.

    In order to benefit from the reduced rate of the French withholding tax (15%) provided by the Franco-U.S. Tax Treaty and from the transfer of the tax credit (AVOIR FISCAL), such tax credit (AVOIR FISCAL) itself being reduced by the 15% withholding tax applicable under the Franco-U.S. Tax Treaty, a U.S. holder of Alcatel Class A ADSs and Alcatel Class A Shares must provide Alcatel, prior to the actual payment of the dividends, with Form N(o) RF1 A EU-N(o) 5052 duly completed and certified by the U.S. tax authorities attesting to the fact that such U.S. holder of Alcatel Class A ADSs and Alcatel Class A Shares is a U.S. tax resident. In the case where Form N(o) RF1 A EU-N(o) 5052 has not been certified by the U.S. tax authorities and provided to Alcatel prior to the payment of the dividends, the U.S. holder of Alcatel Class A ADSs and Alcatel Class A Shares may still provide Alcatel with Form N(o) RF1 A
EU-N(o) 5052 duly completed and certified by the U.S. tax authorities by no later than December 31st of the second year following that of the payment of the dividends.

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    The equalisation tax ("PRECOMPTE MOBILIER") is a tax paid by a French
Resident Company in the case where (i) a dividend distribution corresponds to income which was not subject to corporation tax at the normal rate when earned by the distributing company (for example, in the case of a distribution of a special reserve resulting from long term capital gains) or (ii) a dividend distribution corresponds to income earned by the distributing company more than five fiscal years before its actual distribution (even if such income has already been subject to corporation tax at the normal rate at the time of its realization). The equalization tax is equal to 33.33% of the gross dividend, corresponding to 50% of the dividend actually received by the shareholders. If the distributing company pays the equalization tax, a beneficial owner of the dividends who is not a French resident and who is not entitled to the payment from the French Treasury of the tax credit (AVOIR FISCAL) may, subject to the provisions of any applicable tax treaty, obtain a refund of the equalization tax if it was actually paid by the distributing company with respect to such dividends.

    To apply for a refund of the equalisation tax, the U.S. resident must file Form N(o) RF1 B EU-N(o) 5053 before the end of the second year following the year during which the dividend was paid.

CAPITAL GAINS

    Capital gains, if any, resulting from the resale by the holder of Alcatel Class A Shares obtained from the exchange of Alcatel Class A ADSs may be subject to capital gains taxation in the jurisdiction of residence of the holder under the tax laws applicable in that jurisdiction. However, subject to any applicable tax treaty between France and the jurisdiction of residence of the holder of Alcatel Class A Shares, any capital gains may be subject to taxation in France if realized by a non-French resident, either an individual or corporation, who holds or held at any time in the five years preceding the sale, directly or indirectly, 25% of the shares of Alcatel.

                        COMPARISON OF SHAREHOLDER RIGHTS

    ImagicTV is incorporated under the CBCA and, accordingly, is governed by the CBCA, the ImagicTV Articles and the ImagicTV By-Laws. Alcatel is incorporated under the French Corporation Law and, accordingly, is governed by French law and the Alcatel articles of association and by-laws. In the event that the Transaction is consummated, holders of ImagicTV Common Shares at the Effective Time will have their ImagicTV Common Shares exchanged, pursuant to the terms of the Plan of Arrangement, for Alcatel Class A ADSs.

    The following is a summary discussion of certain differences, as of the date of this Circular, in shareholder rights between ImagicTV, as a CBCA corporation, and Alcatel, as a French corporation. These differences arise from differences between French and Canadian corporate law, the French Corporation Law and the CBCA, and the Alcatel articles of association and by-laws and the ImagicTV Articles and ImagicTV By-Laws. This summary is not intended to be complete and is qualified in its entirety by reference to the French Corporation Law, the CBCA and the governing corporate instruments of Alcatel and ImagicTV.

ELECTION OF DIRECTORS

IMAGICTV

    Under the CBCA and the ImagicTV By-Laws, directors are elected by the shareholders and currently serve until the next annual meeting of shareholders (unless earlier removed).

ALCATEL

    Directors on Alcatel's board of directors are elected by the shareholders and for directors elected after May 16, 2000, their term may not exceed four years.

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CALLING A SHAREHOLDERS' MEETING

IMAGICTV

    Under the CBCA, the directors of a corporation are required to call shareholders' meetings. In addition, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a shareholders' meeting. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of a corporation must call a shareholders' meeting. If they do not do so within 21 days after receiving the requisition, any shareholder who made the requisition may call the meeting.

ALCATEL

    Under the French Corporation Law and the Alcatel articles of association and by-laws, a shareholders' meeting may be called by the board of directors, but if the board does not call the meeting, a shareholders' meeting may be called by the statutory auditor of the corporation or by a liquidator. Shareholders representing 5% or more of the share capital of the corporation and certain qualifying organized groups of shareholders under certain specific conditions may also petition the President of the Commercial Court (PRESIDENT DU TRIBUNAL DE COMMERCE) to appoint an administrator who will call a shareholders' meeting. Furthermore, shareholders holding the majority of the share capital or of the voting rights may call a meeting after a take-over of the corporation or the acquisition of a controlling interest in the corporation so as to appoint new directors.

SHAREHOLDERS' MEETINGS

IMAGICTV

    Under the CBCA, a corporation is required to have an annual meeting of shareholders and may at any time have a special meeting of shareholders. Each ImagicTV Common Share entitles its holder to one vote at any such meeting.

    Subject to modification by the by-laws of a corporation, under the CBCA, a quorum at any shareholders' meeting is achieved if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. Under the ImagicTV By-laws, the quorum requirements have been modified such that a quorum for the transaction of business at any shareholders' meeting is at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder and together holding or representing by proxy not less than 20% of the outstanding shares of ImagicTV entitled to vote at the meeting.

ALCATEL

    Two types of shareholders' meetings exist under the French Corporation Law, ordinary and extraordinary. Alcatel is required to hold an ordinary meeting of shareholders within six months of the end of each fiscal year to approve its annual accounts. Ordinary meetings may also be held to elect directors, appoint statutory auditors, determine dividends and ratify agreements entered into between Alcatel on the one hand and its directors, certain other members of its management, or corporations or other legal entities that are affiliates of those persons on the other hand. "-- Conflict-of-Interest Transactions" "-- Vote Required for Extraordinary Transaction".

    Holders of Alcatel Shares in registered form must register their Alcatel Shares at least three days prior to a shareholders' meeting to be entitled to vote at the meeting, provided, however, that a decision of the board of directors may shorten such period. Holders of Alcatel Shares in bearer form must deposit with Alcatel at least three days prior to a shareholders' meeting a certificate from an accredited financial intermediary, stating that their Alcatel Shares will be held by the intermediary until the time fixed for the shareholders' meeting, provided, however, that a decision of the board may shorten such period. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail. The Alcatel board of directors may also provide for participation at meetings by video-conferencing or any telecommunication method that allows identification of the shareholder.

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    Proxies must be sent to any shareholder upon request. In order to be counted, proxies must be received at Alcatel's registered office, or at another address indicated on the notice convening the meeting, at least three days prior to the date of the meeting. A shareholder may grant a proxy to his or her spouse or to another shareholder. A shareholder that is a corporation may grant a proxy to a legal representative. Alternatively, the shareholder may send a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxy in favour of all resolutions proposed by the board of directors and against all others.

    Alcatel must send to and upon request by a shareholder, a voting form to be used by the shareholder to vote by mail. The completed form must be returned to Alcatel at least three days prior to the date of the shareholders' meeting.

    Each Alcatel Class A Share and Alcatel Class O Share entitles its holder to one vote at ordinary shareholders' meetings. However, double voting rights (or two votes per share) are assigned to Alcatel registered shares held by the same person for at least three years. These double voting rights expire upon conversion of Alcatel registered shares into Alcatel bearer shares or upon transfer of ownership. See "Alcatel Capital Stock -- Alcatel Shares and Alcatel ADSs -- Voting Rights".

    No shareholder casting single votes in its own name or by proxy may exercise more than 8% of the votes present or represented at a shareholders' meeting. If the shareholder also has the right to exercise double voting rights in its own name or by proxy, the 8% limitation may be exceeded solely to take into account those double voting rights. Except as discussed in the next sentence, however, no shareholder may exercise voting rights exceeding 16% of the total number of votes present or represented at a shareholders' meeting. The foregoing limitations do not apply to any person if a person or group of persons acting in concert owns 66.66% or more of all Alcatel Shares as a result of a cash tender offer or stock-for-stock exchange offer for 100% of Alcatel's Shares. This limitation does not apply to the votes cast by the chairman of the meeting pursuant to blank proxies.

    For an ordinary shareholders' meeting, 25% of the outstanding Alcatel Shares entitled to vote must be present or represented for a quorum to exist. If such a meeting is reconvened for lack of a quorum, there is no quorum requirement. For an extraordinary shareholders' meeting, 33.33% of the outstanding Alcatel Shares entitled to vote must be present or represented for a quorum to exist. If an extraordinary shareholders' meeting is reconvened for lack of a quorum, 25% of the outstanding Alcatel Shares entitled to vote must be present or represented for a quorum to exist.

    A simple majority of the votes cast is required to approve actions taken at ordinary shareholders' meetings.

    Pursuant to the French Corporation Law, shares held directly or indirectly by Alcatel are not entitled to voting rights.

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

IMAGICTV

    Under the CBCA, certain extraordinary corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if and subject to any variations ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including, in certain cases, a class or series of shares not otherwise carrying voting rights.

ALCATEL

    Pursuant to the French Corporation Law and the Alcatel articles of association and by-laws, it is within the sole competence of the shareholders, in an extraordinary meeting to amend the articles of association or by-laws, approve mergers, spin-offs, asset contributions, dispositions of all or substantially all of a corporation's assets,

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create new classes of capital stock, increase or decrease the share capital, waive shareholders' preferential subscription rights, authorize employee stock option plans, authorize the issuance of securities convertible, redeemable or exchangeable into shares, wind up business, transfer the registered office of the corporation to a non-neighbouring department, transform the corporation into another type of corporation and modify the nationality of the corporation.

    An extraordinary resolution must be passed by two thirds of the votes cast at a meeting of shareholders. In addition, any action that would lead to an increase of the shareholders' liabilities must be unanimously approved by all shareholders.

    Pursuant to the French Corporation Law, the shareholders may delegate, in an extraordinary meeting, their authority to increase capital, with or without preferential subscription rights, under certain conditions.

DIVIDENDS

IMAGICTV

    Under the CBCA, shareholders of a corporation, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the board of directors of the corporation.

ALCATEL

    Dividends, if any, are declared at ordinary meetings of shareholders and are generally paid once a year. Interim dividends may be paid if they are approved by the board of directors and distributed in accordance with the French Corporation Law.

    The board of directors approves the financial statements each fiscal year and recommends how to dispose of all distributable profits.

    The board of directors, at its discretion, may propose a dividend that is payable in cash or shares. If the shareholders' meeting approves such proposal, shareholders may elect to receive the dividends to which they are entitled entirely in cash or entirely in shares, plus or minus cash for fractional amounts. The value of the Alcatel Shares is determined by reference to the price of the Alcatel Shares on the PSE and cannot be less than their nominal value.

    Annual dividends must be paid within nine months of the end of a corporation's prior fiscal year, unless otherwise authorized by a court order. Dividends are payable to persons holding shares issued with a right to the dividends for that year on the date of payment. Dividends not claimed within five years of the date of payment become the property of the French government.

    If earnings are sufficient, the Alcatel board of directors may, without the approval of shareholders, declare and pay interim dividends on the basis of audited accounts. Interim dividends may also be paid in stock in lieu of cash.

AMENDMENT TO GOVERNING DOCUMENTS

IMAGICTV

    Under the CBCA, any amendment to the articles of a corporation generally requires approval by special resolution. The CBCA provides that unless the articles, by-laws or a unanimous shareholders' meeting otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next shareholders' meeting, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution.

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ALCATEL

    Under the French Corporation Law, any amendment to Alcatel's articles of association must be approved by a two-thirds majority of the shareholders present or represented in an extraordinary general meeting, unless otherwise provided by the French Corporation Law.

SHAREHOLDER ACTIONS BY WRITTEN CONSENT

IMAGICTV

    Under the CBCA, in lieu of approving matters by vote at a meeting of shareholders, shareholders may approve matters by unanimous written resolution of the shareholders entitled to vote on the particular matter.

ALCATEL

    Shareholder action by written consent, in lieu of a shareholders' meeting, is not allowed under the French Corporation Law for a SOCIETE ANONYME such as Alcatel.

SHAREHOLDERS' PROPOSALS

IMAGICTV

    Under the CBCA, a shareholder entitled to vote at an annual meeting of shareholders may submit to the corporation notice of any proposal the shareholder intends to raise at the meeting. However, to be eligible to submit a proposal, either the shareholder (i) must be, for the six month period immediately before the day on which the proposal is submitted, the registered holder or beneficial owner of at least 1% of the outstanding voting shares of the corporation or hold voting shares whose fair market value is at least Cdn.$2,000 or (ii) must have the support of persons who, in the aggregate, have been, for the six month period immediately before the day on which the proposal is submitted, the registered holders or beneficial owners of at least 1% of the outstanding voting shares of the corporation or hold voting shares whose fair market value is at least Cdn.$2,000. The corporation is required to include the proposal in the meeting materials forwarded by the corporation to shareholders which materials must disclose the final date by which the corporation must receive the proposal to be raised at the next annual meeting of shareholders.

ALCATEL

    Pursuant to the French Corporation Law, only actions set forth in a meeting's agenda may be taken at a shareholders' meeting. Shareholders may however dismiss directors and take certain other actions even if those actions were not included in the agenda. A request for the inclusion of additional resolutions in the agenda may be made within 10 days of the publication of the preliminary notice of the meeting ("AVIS DE REUNION") in the Official Journal of Legal Announcements ("BALO") by:

    (i) one or several shareholders holding a specified percentage of shares, such percentage being determined according to the share capital or

    (ii) a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold a certain percentage of the share capital. The required percentage depends on the share capital of the corporation and, in the case of Alcatel, is currently 0.509% of the Alcatel share capital.

    During the two weeks preceding a meeting of shareholders, any shareholder may also submit by registered mail questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions.

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PREFERENTIAL SUBSCRIPTION RIGHTS

IMAGICTV

    Under the CBCA, unless the articles of a corporation so provide, shareholders of a corporation do not have preferential or preemptive rights to subscribe for additional shares of the class of shares owned by them. The ImagicTV Articles do not provide for a preferential subscription right for existing shareholders of ImagicTV.

ALCATEL

    Under French Corporation Law, shareholders will have preemptive rights to subscribe on a PRO RATA basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by a corporation for cash. During the subscription period relating to a particular offering of the shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional shares without pre-emptive rights, beyond issuances already approved, a corporation must obtain the approval of two-thirds of the votes present or represented by proxy at an extraordinary meeting of shareholders, voting together as a single class.

DISSENTERS' RIGHTS

IMAGICTV

    The CBCA provides that shareholders of a corporation who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The CBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

    (a) any amalgamation with another corporation (other than with certain affiliated corporations);

    (b) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

    (c) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

    (d) a continuance under the laws of another jurisdiction;

    (e) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

    (f) the corporation resolving to carry out a going-private transaction;

    (g) the corporation resolving to carry out a squeeze-out transaction;

    (h) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

    (i) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

ALCATEL

    The French Corporation Law does not confer similar dissenting rights on shareholders.

OPPRESSION REMEDY

IMAGICTV

    The CBCA provides an oppression remedy that enables a court to make any order to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

    (a) any act or omission of the corporation or an affiliate effects a result;

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    (b) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or

    (c) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation.

    A complainant includes:

    (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

    (b) a present or former officer or director of the corporation or any of its affiliates;

    (c) the Director under the CBCA; and

    (d) any other person who in the discretion of the court is a proper person to make such application.

    The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect "reasonable expectations" of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal or equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

ALCATEL

    There exists no such oppression remedy under the French Corporation Law. However, the French Corporation Law permits two kinds of actions in the interest of shareholders:

    (a) a shareholder representing at least 5% of the capital or a duly qualified association of shareholders holding a certain percentage of voting rights of a corporation, may request the court to appoint an expert for the purpose of presenting a report on a management operation when the circumstances of the operation raise questions of its conformity with the corporation's interest and

    (b) consistent with a theory of civil law called "abuse of right", a shareholder (or a group of shareholders) cannot exercise his, her or their voting power against the corporation's interest or with the sole purpose of benefiting the majority (or the minority) of the shareholders to the detriment of the other shareholders. The court may order the cancellation of the decision taken by the shareholders or the allocation of damages to the benefit of the shareholders who suffered from a prejudice.

DERIVATIVE ACTION

IMAGICTV

    Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. No action may be brought and no intervention in an action may be made unless the court is satisfied (i) the complainant has given notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court not less than 14 days before bringing the application, or as otherwise ordered by the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action, (ii) the complainant is acting in good faith and
(iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

    Under the CBCA, the court in a derivative action may make any order it thinks fit. In addition, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

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ALCATEL

    The French Corporation Law does not contain any provisions strictly similar to the CBCA provisions entitling shareholders to bring an action on behalf of a corporation. However, the French Corporation Law distinguishes two types of proceedings:

    (a) an individual action can be initiated against one or several shareholders by a shareholder alone or by a group of shareholders who has suffered prejudice; and

    (b) a corporate action (ACTION SOCIALE) may be initiated by the corporation's legal representatives against one or several directors. The purpose of such an action is to repair the prejudice suffered by the corporation. Nevertheless, the ACTION SOCIALE may be initiated by a single shareholder, irrespective of the percentage of share capital it owns, or by a group of shareholders owning a certain percentage of the share capital of the corporation.

DIRECTOR QUALIFICATIONS

IMAGICTV

    Generally, 25% of the directors of a CBCA corporation must be resident Canadians. If a corporation has less than four directors, at least one director must be a resident Canadian. For a corporation whose securities are publicly traded, the CBCA requires not fewer than three directors, at least two of whom are not to be officers or employees of such corporation or any of its affiliates.

    Directors of a corporation must be individuals over the age of 18 years. Directors must be of sound mind and not have the status of bankrupt. Directors are not required to hold shares of the corporation.

ALCATEL

    The French Corporation Law and the Alcatel articles of association and by-laws do not impose residency or employment qualifications or restrictions equivalent to those contained in the CBCA on who may be a director of a corporation. However, an individual cannot be a member of the board of directors of more than eight SOCIETES ANONYMES having their registered office in Metropolitan France. In addition, an employee may be appointed as director only if (i) his or her employment agreement corresponds to actual duties performed for the corporation which are distinct from his or her duty as director,
(ii) he or she remains in a position of subordination vis-a-vis the corporation and (iii) the number of directors who are employed by the corporation pursuant to an employment contract does not exceed one third of the entire board of directors.

    Directors can be individuals or entities, including corporations. If an entity is a director, it appoints an individual to act as its representative.

    The French Corporation Law requires that directors hold a minimum number of shares. Alcatel's articles of association and by-laws require that each member of Alcatel's board of directors own at least 500 shares of Alcatel.

    No more than a third of the Alcatel directors may be over 70 years old. If the number of directors over 70 years of age exceeds this limit, the oldest director(s) will be deemed to have resigned at the ordinary shareholders' meeting called to approve the accounts of the financial year during which the proportion of directors over 70 years of age was exceeded, unless the proportion was re-established in the interim. The Alcatel articles of association and by-laws provide that the maximum age for the chairman of the board of directors (PRESIDENT DU CONSEIL D'ADMINISTRATION) and the general manager (DIRECTEUR GENERAL) is 68.

    Two of Alcatel's directors must be both employees of Alcatel or one of its consolidated subsidiaries and holders of shares of an Alcatel sponsored mutual fund whose assets are made up of at least 75% of the shares of Alcatel. If an employee director fails to satisfy one or both of these criteria, he or she shall be deemed to have resigned from the board of directors one calendar month thereafter. If less than two employee directors are on

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the board, the board must, within three months, either appoint the necessary number of employee directors or call a shareholders' meeting to elect the necessary number of employee directors.

FIDUCIARY DUTIES OF DIRECTORS

IMAGICTV

    Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, directors must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

ALCATEL

    The French Corporation Law imposes fiduciary duties similar to those imposed by the CBCA on directors of corporations incorporated in France such as Alcatel, including in particular the duty to oversee and control the corporation's management. As a general rule, the Alcatel articles of association and by-laws grant its board of directors the broadest powers available under French law to act on behalf of Alcatel, provided it is within the scope of Alcatel's corporate purpose and does not prejudice the powers expressly granted to Alcatel's shareholders.

CONFLICT-OF-INTEREST TRANSACTIONS

IMAGICTV

    Under the CBCA, each director and officer of a corporation shall disclose to the corporation the nature and extent of any interest he or she has in a material contract or material transaction, whether made or proposed with the corporation, if the director or officer is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction or has a material interest in a party to the contract or transaction. As for a director, the required disclosure must be made (i) at the meeting at which the proposed contract or transaction is first considered, (ii) if the director was not, at the time of the aforementioned meeting, interested in the proposed contract or transaction, at the first meeting he or she becomes so interested, (iii) if the director becomes interested after a contract or transaction is made, at the first meeting after he or she becomes so interested and (iv) if an individual who is interested in a contract later becomes a director, at the first meeting after he or she becomes a director. In all cases, the director must refrain from voting on any resolution to approve the contract or transaction. As for an officer who is not a director, the required disclosure must be made (i) immediately after he or she becomes aware that the contract, transaction, proposed contract or proposed transaction is to be considered or has been considered at a meeting,
(ii) if the officer becomes interested after a contract or transaction is made, at the first meeting after he or she becomes so interested and (iii) if an individual who is interested in a contract later becomes an officer, at the first meeting after he or she becomes an officer.

    The contract or transaction is not invalid, and the director or officer is not accountable to the corporation or its shareholders for the profit realized from the contract or transaction, by reason only of the interest of the director or officer or by reason only that the interested director was present at or was counted for purposes of determining a quorum at the directors meeting at which the contract or transaction was authorized if the director or officer has disclosed the interest in accordance with the CBCA, the contract or transaction was approved by the directors or shareholders and the contract or transaction was fair and reasonable to the corporation at the time it was approved. Even if the preceding conditions are not met, the contract or transaction is not invalid and the director and officer is not accountable to the corporation or its shareholders for the profit realized from the contract or transaction, if the contract or transaction is approved or confirmed by special resolution, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved and confirmed and the contract or transaction was fair and reasonable to the corporation at the time it was approved or confirmed.

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ALCATEL

    Agreements entered into directly or indirectly between a corporation and a member of its board of directors ("regulated agreements") are subject to prior approval of the board of directors unless the agreement is entered into at arm's length and in the ordinary course of business. The agreement may be declared void if it is not submitted to the board of directors for approval and is proven to be detrimental to the corporation. Additionally, the corporation's statutory auditors must be made aware of the agreement within one month of its execution and must submit a report to the corporation's shareholders, who then must approve the agreement at their next ordinary meeting. If the agreement is not approved by the shareholders it will remain enforceable by third parties against the corporation, but the corporation may hold the interested member of the board of directors liable for any damages it suffers as a result thereof.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

IMAGICTV

    Under the CBCA, a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity if (i) the individual acted honestly and in good faith with a view to the best interests of such corporation or entity for which the individual acted as director or officer or in a similar capacity at the corporation's request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. A corporation may also advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. An indemnifiable individual is entitled under the CBCA to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (i) and (ii) above. As regards derivative actions, a corporation may, with the approval of a court, also indemnify an indemnifiable individual, or advance moneys for the costs, charges and expenses reasonably incurred by the individual in connection with such action (which shall be repaid if the individual does not fulfil the conditions set out in (i) and (ii) above), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which such individual is made a party by reason of being or having been a director or an officer, or an individual acting in a similar capacity, of the corporation or other entity, if the individual fulfils the conditions set out in (i) and
(ii) above. The ImagicTV By-Laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA.

ALCATEL

    Pursuant to French Corporation Law, it is not possible to provide, in the by-laws or articles of association of a company or by shareholders' resolution, for a provision or resolution limiting directors' liability. French Corporation Law also prohibits a company from indemnifying its directors for such director liability. However, if a director is sued by a third party and ultimately prevails in the litigation on all counts, but is nevertheless required to bear legal fees and costs, the company can reimburse those fees and costs pursuant to an indemnification arrangement with the director. Any indemnification arrangement between Alcatel and any of its directors must be approved by Alcatel's shareholders.

    It is also possible for a corporation to obtain insurance providing for indemnification of its directors, provided that such insurance policy does not cover intentional faults. The insurance premium may be paid by the corporation in case of proceedings initiated by a third party against a director.

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                         DISSENTING SHAREHOLDER RIGHTS

    Section 190 of the CBCA provides registered shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered ImagicTV Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA and the Plan of Arrangement. Any Registered ImagicTV Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid by Alcatel the fair value of the ImagicTV Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.

    Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that an ImagicTV Shareholder may only exercise the right to dissent under section 190 as modified by the Plan of Arrangement and the Interim Order in respect of ImagicTV Common Shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a Beneficial Holder are registered either: (a) in the name of an intermediary that the Beneficial Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or
(b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise the right to dissent under section 190 directly, unless the shares are re-registered in the Beneficial Holder's name. A Beneficial Holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the Beneficial Holder deals in respect of the shares and either:
(i) instruct the intermediary to exercise the right to dissent on the Beneficial Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Beneficial Holder, in which case the Beneficial Holder would have to exercise the right to dissent directly.

    A REGISTERED IMAGICTV SHAREHOLDER WHO WISHES TO DISSENT MUST DELIVER A DISSENT NOTICE TO IMAGICTV, C/O CIBC MELLON TRUST COMPANY, PO BOX 12005 STN BRM B, TORONTO, ONTARIO M7Y 2K5, CANADA OR SUBMITTED BY FACSIMILE TO THE FOLLOWING
NUMBER: 416-368-2502, IN EITHER CASE NOT LATER THAN 5:00 P.M. (TORONTO TIME) ON APRIL 22, 2003. IT IS IMPORTANT THAT REGISTERED IMAGICTV SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT, WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA THAT PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE MEETING. The filing of a Dissent Notice does not deprive a Registered ImagicTV Shareholder of the right to vote at the Meeting; however, the CBCA provides, in effect, that a Registered ImagicTV Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and ImagicTV will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered ImagicTV Shareholder need not vote his or her ImagicTV Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Registered ImagicTV Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such ImagicTV Common Shares in favour of the Arrangement Resolution and thereby causing the Registered ImagicTV Shareholder to forfeit his or her right to dissent. See "Information Concerning the Meeting -- Revocation of Proxies".

    ImagicTV is required, within 10 days after the ImagicTV Securityholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any ImagicTV Securityholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

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    A Dissenting Shareholder who has not withdrawn his or her Dissent Notice must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to ImagicTV a Demand for Payment, containing his or her name and address, the number of ImagicTV Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such ImagicTV Common Shares. Within 30 days after sending such Demand for Payment, the Dissenting Shareholder must send to ImagicTV or its transfer agent the certificates representing the ImagicTV Common Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to send certificates representing the ImagicTV Common Shares in respect of which he or she dissents forfeits his or her right to dissent. The ImagicTV transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

    After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the ImagicTV Common Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before ImagicTV makes an Offer to Pay; (ii) ImagicTV fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of ImagicTV revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated and such shares shall be subject to the Arrangement if it has been completed.

    In addition, pursuant to the Plan of Arrangement, Registered ImagicTV Shareholders who duly exercise such rights of dissent and who:

    (a) are ultimately determined to be entitled to be paid fair value for their ImagicTV Common Shares shall be deemed to have transferred their ImagicTV Common Shares to Alcatel in consideration for a payment of cash from Alcatel equal to such fair value or

    (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their ImagicTV Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Holder of ImagicTV Common Shares and shall receive Alcatel Class A ADSs on the basis determined in accordance with the Plan of Arrangement.

    ImagicTV is required, not later than seven days after the later of the Effective Date and the date on which ImagicTV received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for his or her ImagicTV Common Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Alcatel must then pay for the ImagicTV Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if ImagicTV does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

    If ImagicTV fails to make an Offer to Pay for a Dissenting Shareholder's ImagicTV Common Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, ImagicTV may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the ImagicTV Common Shares of Dissenting Shareholders. If ImagicTV fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

    Upon an application to a court, all Dissenting Shareholders whose ImagicTV Common Shares have not been purchased by ImagicTV will be joined as parties and bound by the decision of such court, and ImagicTV will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a

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party, and the court will then fix a fair value for the ImagicTV Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against ImagicTV in favour of each Dissenting Shareholder and for the amount of the fair value of his or her ImagicTV Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application to the court by either ImagicTV or a Dissenting Shareholder must be made to a court having jurisdiction in the province of New Brunswick or in such other province where the Dissenting Shareholder resides if ImagicTV carries on business in that province.

    THE FOREGOING IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER, WHICH ARE TECHNICAL AND COMPLEX. A COMPLETE COPY OF SECTION 190 OF THE CBCA IS ATTACHED TO THIS CIRCULAR AS APPENDIX I. IT IS RECOMMENDED THAT ANY REGISTERED IMAGICTV SHAREHOLDER WISHING TO AVAIL HIMSELF, HERSELF OR ITSELF OF HIS, HER OR ITS DISSENT RIGHTS UNDER THOSE PROVISIONS SEEK LEGAL ADVICE AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA AS MODIFIED BY THE PLAN OF ARRANGEMENT AND THE INTERIM ORDER MAY PREJUDICE THE RIGHT OF DISSENT. FOR A GENERAL SUMMARY OF CERTAIN INCOME TAX IMPLICATIONS TO A DISSENTING SHAREHOLDER, SEE "TAX CONSIDERATIONS FOR IMAGICTV SECURITYHOLDERS -- CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

                      CERTAIN REGULATORY AND LEGAL MATTERS

    The Arrangement, which will be completed pursuant to the CBCA, is subject, among other things, to ImagicTV Securityholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must, among other things, be approved by the Final Order. Copies of the Notice of Application and the Interim Order are contained in Appendix D and E, respectively, to this Circular. Any ImagicTV Securityholder may participate, be represented and present evidence or arguments at the hearing in respect of the Final Order. ImagicTV Securityholders should refer to "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

    See the discussion under the heading "The Transaction -- Securities Regulations" for a description of the resale of Alcatel Class A ADSs issuable under the Arrangement and of certain regulatory applications which have been made by Alcatel and ImagicTV to obtain exemptive relief from certain resale restrictions and from certain other matters, applicable to ImagicTV after completion of the Arrangement.

    Certain legal matters in connection with the Transaction will be passed upon by McCarthy Tetrault LLP, Toronto, Ontario, Vinson & Elkins L.L.P., Dallas, Texas and Lovells, Paris, France on behalf of ImagicTV. As at March 24, 2003, partners and associates of McCarthy Tetrault LLP, Vinson & Elkins and Lovells owned beneficially, directly or indirectly, less than 1% of the outstanding ImagicTV Common Shares and/or outstanding Alcatel Class A ADSs, respectively. Certain legal matters in connection with the Transaction will be passed upon by Stikeman Elliott LLP, Toronto, Ontario on behalf of Alcatel. As at March 24, 2003, partners and associates of Stikeman Elliott LLP beneficially owned, as a group, directly or indirectly, less than 1% of the outstanding ImagicTV Common Shares and/or outstanding Alcatel Class A Shares and Alcatel Class A ADSs.

                      ENFORCEABILITY OF CIVIL LIABILITIES

    ImagicTV is a corporation incorporated under the laws of Canada. Most of the directors and officers of ImagicTV are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of ImagicTV are located outside the United States. As a result, it may be difficult for shareholders of ImagicTV to effect service within the United States upon such directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts in the United States predicated upon civil liability under the United States federal securities laws. There is some doubt as to the enforceability in Canada against ImagicTV or any of its directors, officers or experts who are not residents of the United States in original actions or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

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                                    AUDITORS

    The audited consolidated financial statements of Alcatel and the audited combined financial statements of its Optronics division for the fiscal year ended December 31, 2002 attached at Appendix H-3 to this Circular have been audited by Deloitte Touche Tohmatsu and Barbier Frinault & Autres, auditors, as stated in their reports contained therein. The audited consolidated financial statements of Alcatel and the audited combined financial statements of its Optronics division for the fiscal year ended December 31, 2001 included in Alcatel Annual Report or Form 20-F attached at Appendix H-1 to this Circular have been audited by Barbier Frinault & Autres, as stated in their reports therein. The ImagicTV audited consolidated financial statements for fiscal year ended February 28, 2002 included in ImagicTV's Annual Report on Form 20-F have been audited by KPMG LLP, as stated in their report therein.

    This Circular has been filed without the written consent of Barbier Frinault & Autres, a member of the Andersen Worldwide network and the independent public accountants with respect to audited consolidated financial statements of Alcatel and the audited combined financial statements of its Optronics division for the year ended December 31, 2001 included in Alcatel's Annual Report on Form 20-F for the year ended December 31, 2001. Barbier Frinault & Autres is no longer a member of the Andersen Worldwide network. Due to events involving Andersen Worldwide, Andersen Worldwide may not have assets sufficient to satisfy any judgement against it.

              APPROVAL OF CIRCULAR BY IMAGICTV BOARD OF DIRECTORS

    The information contained in this Circular relating to ImagicTV has been provided by ImagicTV. This Circular and the sending, communication and delivery thereof to the ImagicTV Securityholders have been authorized and approved by the Board of Directors.

    DATED at Saint John, New Brunswick, Canada this 25th day of March, 2003.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Sue MacQuarrie
                                          Corporate Secretary

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                                                                    APPENDIX A

                             ARRANGEMENT RESOLUTION

              SPECIAL RESOLUTION OF IMAGICTV INC.'S SECURITYHOLDERS



BE IT RESOLVED THAT:

1. The arrangement (the "Arrangement") under Section 192 of the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") involving ImagicTV Inc. ("the Company"), as more particularly described and set forth in the Management Information Circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule B to the Arrangement Agreement (the "Arrangement Agreement") made between Alcatel (the "Purchaser") and the Company (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Company are hereby authorized and empowered without further notice to or approval of the securityholders of the Company (i) to amend the Arrangement Agreement and the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and
         (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

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                                                                     APPENDIX B

                               PLAN OF ARRANGEMENT
                                UNDER SECTION 192
                     OF THE CANADA BUSINESS CORPORATIONS ACT

                                    ARTICLE 1
                                 INTERPRETATION

SECTION 1.1       DEFINITIONS

         In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         "AFFILIATE" shall mean an "affiliated entity" within the meaning of OSC Rule 45-501.

         "ARRANGEMENT" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 of the Arrangement Agreement or Article 6 hereof or made at the direction of the Court (with the consent of the Purchaser).

         "ARRANGEMENT AGREEMENT" means the arrangement agreement made as of February 6, 2003 between the Purchaser and the Company, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

         "ARRANGEMENT RESOLUTION" means the special resolution of the Company Securityholders, to be substantially in the form and content of Schedule A annexed to the Arrangement Agreement.

         "ARTICLES OF ARRANGEMENT" means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

         "BUSINESS DAY" means any day on which commercial banks are generally open for business in Toronto, New York City and Paris, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, New York City or Paris under applicable laws.

         "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended.

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                                      -2-


         "CERTIFICATE" means the certificate of arrangement giving effect to the Arrangement issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

         "COMPANY" means ImagicTV Inc., a corporation existing under the laws of Canada.

         "COMPANY CIRCULAR" means the notice of the Company Meeting and accompanying management proxy circular, including all appendices thereto, to be sent to Company Securityholders in connection with the Company Meeting.

         "COMPANY COMMON SHARES" means the common shares in the capital of Company.

         "COMPANY MEETING" means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

         "COMPANY OPTIONS" means the Company Common Share purchase options granted under the Company Stock Option Plans.

         "COMPANY SECURITYHOLDERS" means the holders of Company Common Shares and/or the Company Options.

         "COMPANY STOCK OPTION PLANS" means the employee share option plans of the Company, as amended.

         "COMPANY MEETING DATE" means the date of the Company Meeting.

         "CORALEC" means Coralec, a subsidiary of the Purchaser.

         "COURT" means the Superior Court of Justice (Ontario).

         "DEPOSITARY" or "EXCHANGE AGENT" means The Bank of New York at its offices set out in the Letter of Transmittal.

         "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA.

         "DISSENT RIGHTS" has the meaning ascribed thereto in Section 3.1 hereof.

         "DISSENTING SHAREHOLDER" means a registered holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights.

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                                      -3-


         "EFFECTIVE DATE" means the date shown on the Certificate.

         "EFFECTIVE TIME" means [12:00 NOON] (Toronto time) on the Effective
         Date.

         "EXCHANGE RATIO" has the meaning ascribed thereto in the Arrangement Agreement.

         "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the Purchaser) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

         "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "HOLDERS" means, when used with reference to the Company Common Shares or to the Company Options, the holders of such shares or options, respectively, shown from time to time in the register maintained by or on behalf of the Company in respect of such securities.

         "INTERIM ORDER" means the interim order of the Court, as the same may be amended (with the consent of the Purchaser), in respect of the Arrangement, as contemplated by section 2.3 of the Arrangement Agreement.

         "ITA" means the INCOME TAX ACT (Canada), as amended.

         "LETTER OF TRANSMITTAL" means the form of letter of transmittal for use by registered holders of Company Common Shares.

         "ORAS" has the meaning ascribed thereto in the Arrangement Agreement.

         "PERSON" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

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                                      -4-


         "PURCHASER" means Alcatel, a corporation existing under the laws of the Republic of France.

         "PURCHASER ADRs" means the Class A American Depositary Receipts of the Purchaser.

         "PURCHASER ADSs" means the Class A American Depositary Shares of the Purchaser.

         "PURCHASER SHARES" means the class A shares in the capital of the Purchaser, par value Euro 2 each.

         "PURCHASER SUBCO" means Lubelec, a subsidiary of the Purchaser.

         "REVISED OPTION" has the meaning ascribed thereto in Section 2.2 hereof.

         "TRUST" and "TRUSTEE" have the meanings ascribed thereto in the Arrangement Agreement.

SECTION 1.2       SECTIONS AND HEADINGS

         The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

SECTION 1.3       NUMBER, GENDER AND PERSONS

         In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and VICE VERSA, and words importing any gender include all genders.

                                    ARTICLE 2
                                   ARRANGEMENT

SECTION 2.1       BINDING EFFECT

         This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, the Trust and the Trustee,
(ii) the Purchaser, Coralec and Purchaser Subco, (iii) all holders and all beneficial holders of Company Common Shares and Company Options from time to time, and (iv) all holders and all beneficial holders of Revised Options from time to time.

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                                      -5-


SECTION 2.2       ARRANGEMENT

         Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

         (a) each Company Common Share (other than (A) Company Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of the Company Common Shares held by them and (B) Company Common Shares, if any, held by the Purchaser or any affiliate thereof) will be transferred by the holder thereof, without any further act or formality on its part, and free and clear of all liens, claims and encumbrances, to Purchaser Subco in exchange (via the procedures set forth in section 2.2 of the Arrangement Agreement) for that number of fully paid and non-assessable Purchaser ADSs (represented by ADRs) equal to the Exchange Ratio (subject to Section 4.2 hereof), and the name of each such holder will be removed from the register of holders of Company Common Shares and added to the register of holders of Purchaser ADSs, and Purchaser Subco will be recorded as the registered holder of the Company Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Company Common Shares; and

                  (b) each Company Option that has not been duly exercised prior to the Effective Time, whether vested or unvested, shall, by virtue of this Plan of Arrangement and without any further action of the Company or the Purchaser, represent an option (a "Revised Option") to purchase a number of Purchaser Shares equal to the product of the Exchange Ratio multiplied by the number of Company Common Shares subject to such Company Option. Such Revised Option shall provide for an exercise price per Purchaser Share in Euros equal to the product of (i) the quotient of (y) the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time, divided by
                  (z) the Exchange Ratio, and (ii) the Euro Exchange Rate (rounded up to the next whole cent). For the purposes hereof, the Euro Exchange Rate shall equal the simple average of the Bank of Canada noon exchange rate for Euros for each of the ten consecutive Toronto Stock Exchange trading days ending three days prior to the Effective Date. If the foregoing calculation results in a Revised Option being exercisable for a fraction of a Purchaser Share, then the number of Purchaser Shares subject to such Revised Option shall be rounded down to the next whole number of Purchaser Shares and the total exercise price for the Revised Option shall be reduced by the exercise price of the fractional Purchaser Share. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and

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                                      -6-


                  conditions of such Revised Option will otherwise be unchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Revised Option.

SECTION 2.3       ADJUSTMENTS TO EXCHANGE RATIO

(a) Subject to paragraph (b) below, the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Purchaser Shares or Company Common Shares, other than stock dividends paid on the Purchaser Shares in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to Purchaser Shares or Company Common Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

(b)               The foregoing is subject to section 2.4 of the Arrangement
                  Agreement.

                                    ARTICLE 3
                                RIGHTS OF DISSENT

SECTION 3.1       RIGHTS OF DISSENT

         Holders of Company Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their Company Common Shares, shall be deemed to have transferred such Company Common Shares to the Purchaser (or Purchaser Subco, if it so directs) in consideration for a payment of cash from the Purchaser equal to such fair value; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares and shall receive Purchaser ADSs on the basis determined in accordance with Section 2.2(a) above;

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                                      -7-


but in no case shall the Purchaser, Purchaser Subco, Coralec, the Company, the Trustee, the Exchange Agent or any other Person be required to recognize such holders as holders of Company Common Shares after the Effective Time, and the names of such holders of Company Common Shares shall be deleted from the registers of holders of Company Common Shares at the Effective Time.

                                    ARTICLE 4
                       CERTIFICATES AND FRACTIONAL SHARES

SECTION 4.1       EXCHANGE OF CERTIFICATES FOR PURCHASER ADSs

         At or promptly after the Effective Time, the Purchaser shall cause to be deposited with the Exchange Agent, for the benefit of the holders of Company Common Shares who will receive Purchaser ADSs in connection with the Arrangement, and pursuant to the Trust Agreement and the procedures set forth in section 2.2 of the Arrangement Agreement, certificates representing that whole number of Purchaser ADSs to be delivered pursuant to Section 2.2(a) hereof, and cash in an amount sufficient to make the payments contemplated in Section 4.2 hereof. As soon as reasonably practicable after the Company Circular is mailed to the Company Securityholders, the Exchange Agent shall have mailed to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Company Common Shares (each, a "CERTIFICATE" and collectively, the "CERTIFICATES") whose shares were exchanged into the right to receive Purchaser ADSs under the Arrangement pursuant to
Section 2.2(a), (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Purchaser may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates. Upon surrender to the Exchange Agent for cancellation of a Certificate, together with a duly completed Letter of Transmittal and such other documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, a Purchaser ADR representing that number of whole Purchaser ADSs which such holder has the right to receive (together with any cash in lieu of fractional Purchaser ADSs pursuant to Section
4.2 hereof, less any amounts withheld pursuant to Section 4.5 hereof), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares which was not registered in the transfer records of Company, the amount of cash and/or Purchaser ADRs representing the proper number of whole Purchaser ADSs may be paid and issued to the transferee if the Certificate is presented to the Exchange Agent accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such transfer, including payment of any applicable stock transfer taxes. Until

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                                      -8-


surrendered as contemplated by this Section 4.1, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) a Purchaser ADR representing the Purchaser ADSs as contemplated by this Section 4.1, and (ii) a cash payment in lieu of any fractional Purchaser ADSs pursuant to Section 4.2 hereof, and (iii) subject to Section 2.3 hereof, any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to the Purchaser ADSs referred to in (i) above, in each case less any amounts withheld pursuant to Section 4.5 hereof. No dividends or other distributions declared or made after the Effective Time with respect to Purchaser ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Purchaser ADSs represented thereby until the holder of record of such Certificate shall surrender such Certificate.

SECTION 4.2       NO FRACTIONAL PURCHASER ADSs

         No Purchaser ADRs representing fractional Purchaser ADSs shall be issued upon the surrender for exchange of Certificates pursuant to Section
4.1 hereof and no dividend, stock split or other change in the capital structure of the Purchaser shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of the Purchaser. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Purchaser ADS will receive from the Purchaser a cash payment equal to such fractional interest multiplied by the current market price of a Purchaser ADS, as determined by the Purchaser in its discretion, less any amounts withheld pursuant to Section 4.5 hereof.

SECTION 4.3       LOST CERTIFICATES

         In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such exchange, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, any cash and/or Purchaser ADRs representing Purchaser ADSs (and, subject to Section 2.3 hereof, any dividends or distributions with respect thereto) deliverable in accordance with Section 2.2, in each case less any amounts withheld pursuant to Section
4.5 hereof. When authorizing such payment in exchange for any lost, stolen or destroyed Certificate, the Person to whom cash and/or Purchaser ADRs representing Purchaser ADSs are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Company and the Purchaser and their respective transfer agents in such sum as the Company, the Purchaser or their respective transfer agents may direct or otherwise indemnify the Company, the Purchaser and their respective transfer agents in a manner satisfactory to them against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

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                                      -9-


SECTION 4.4       EXTINCTION OF RIGHTS

         Any Certificate that is not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature whatsoever. On such date, the cash or Purchaser ADSs to which the former holder of the Certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to the Purchaser. None of the Purchaser, Purchaser Subco, Coralec, the Trustee, the Company or the Exchange Agent shall be liable to any person in respect of any cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

SECTION 4.5       WITHHOLDING RIGHTS

         The Company, the Purchaser and the Exchange Agent shall be entitled to deduct and withhold from any dividend, distribution, payment or consideration otherwise payable to any holder of Company Common Shares, Purchaser ADSs or Purchaser Shares such amounts as the Company, the Purchaser, Purchaser Subco, the Trustee or the Exchange Agent is required to deduct and withhold with respect to such payment under the ITA, French tax laws, United States tax laws or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, and such withheld amounts shall be remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Company, the Purchaser, Purchaser Subco, the Trustee and the Exchange Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Company, the Purchaser, Purchaser Subco, the Trustee or the Exchange Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Purchaser. Purchaser Subco, the Trustee or the Exchange Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 5
                                   AMENDMENTS

SECTION 5.1       AMENDMENTS TO PLAN OF ARRANGEMENT

(1) The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the

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                                      -10-


         Court, and (iv) communicated to holders of Company Common Shares and Company Options if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by each of the Company and the Purchaser, and (ii) if required by the Court, it is consented to by holders of the Company Common Shares and Company Options voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Purchaser ADSs acquired pursuant to this Plan of Arrangement.

                                   ARTICLE 6
                               FURTHER ASSURANCES

SECTION 6.1       FURTHER ASSURANCES

         Each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                           ------------------------

                                   APPENDIX C

                             ARRANGEMENT AGREEMENT





                                     ALCATEL



                                       and



                                  IMAGICTV INC.











-------------------------------------------------------------------------------


                              ARRANGEMENT AGREEMENT

                                February 6, 2003


-------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                    ARTICLE 1
                                 INTERPRETATION


Section 1.1       Definitions................................................................................1
Section 1.2       Interpretation Not Affected by Headings, etc. .............................................9
Section 1.3       Currency...................................................................................9
Section 1.4       Number, etc. .............................................................................10
Section 1.5       Date For Any Action.......................................................................10
Section 1.6       Entire Agreement..........................................................................10
Section 1.7       Schedules.................................................................................10
Section 1.8       Accounting Matters........................................................................10
Section 1.9       Knowledge.................................................................................11

                                    ARTICLE 2
                                 THE ARRANGEMENT

Section 2.1       Implementation Steps by the Company.......................................................11
Section 2.2       Implementation Steps by the Purchaser; Transfer Taxes; Voting; ORAs.......................12
Section 2.3       Interim Order.............................................................................13
Section 2.4       Articles of Arrangement...................................................................13
Section 2.5       Company Circular..........................................................................14
Section 2.6       Closing Procedures........................................................................14
Section 2.7       Securities Compliance.....................................................................14
Section 2.8       Preparation of Filings, etc. .............................................................16

                                    ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

Section 3.1       Representations and Warranties of the Company.............................................18
Section 3.2       Representations and Warranties of the Purchaser...........................................18
Section 3.3       Survival..................................................................................18

                                    ARTICLE 4
                                    COVENANTS

Section 4.1       Retention of Goodwill.....................................................................18
Section 4.2       Treatment of Options......................................................................18
Section 4.3       Covenants of the Company..................................................................19
Section 4.4       Covenants of the Purchaser................................................................24
Section 4.5       Covenants Regarding Non-Solicitation......................................................25
Section 4.6       Notice by the Company of Superior Proposal Determination..................................27
Section 4.7       Access to Information.....................................................................28


                                      (i)

Section 4.8       Closing Matters...........................................................................29
Section 4.9       Indemnification; Insurance................................................................29
Section 4.10      Loan Arrangements.........................................................................29
Section 4.11      Employment Arrangements...................................................................30
Section 4.12      Shareholder Arrangements..................................................................30

                                    ARTICLE 5
                                   CONDITIONS

Section 5.1       Mutual Conditions Precedent...............................................................30
Section 5.2       Additional Conditions Precedent to the Obligations of the Purchaser.......................32
Section 5.3       Additional Conditions Precedent to the Obligations of the Company.........................34
Section 5.4       Notice and Cure Provisions................................................................35
Section 5.5       Satisfaction of Conditions................................................................36

                                    ARTICLE 6
                            AMENDMENT AND TERMINATION

Section 6.1       Amendment.................................................................................36
Section 6.2       Mutual Understanding Regarding Purchaser Proposed Amendments..............................36
Section 6.3       Termination...............................................................................37
Section 6.4       Break and Other Fees......................................................................39
Section 6.5       Remedies..................................................................................40

                                    ARTICLE 7
                                     GENERAL

Section 7.1       Notices...................................................................................41
Section 7.2       Assignment................................................................................42
Section 7.3       Binding Effect............................................................................42
Section 7.4       Waiver and Modification...................................................................42
Section 7.5       Further Assurances........................................................................42
Section 7.6       Expenses..................................................................................42
Section 7.7       Consultation..............................................................................43
Section 7.8       Governing Laws............................................................................43
Section 7.9       Judgement Currency........................................................................44
Section 7.10      Time of Essence...........................................................................44
Section 7.11      Counterparts..............................................................................44


                                      (ii)

                              ARRANGEMENT AGREEMENT

         AGREEMENT made as of the 6th day of February, 2003.

B E T W E E N :

                           ALCATEL
                           a corporation existing under the laws
                           of the Republic of France
                           (hereinafter referred to as the "PURCHASER")

                                     - and -

                           IMAGICTV INC.

                           a corporation existing under the laws
                           of Canada
                           (hereinafter referred to as the "COMPANY")

         THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

SECTION 1.1       DEFINITIONS.
         In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

         "1933 ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended;

         "ACQUISITION PROPOSAL" means any written or publicly announced proposal or offer made by any Person other than the Purchaser (or any affiliate of the Purchaser, or any Person acting in concert with the Purchaser or any affiliate of the Purchaser) with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, purchase of all or any material assets of, or any purchase of more than 5% of the equity (or rights thereto) of, or similar transactions involving, the Company or any of its subsidiaries, excluding the Arrangement;

         "AFFILIATE" shall mean an "affiliated entity" within the meaning of OSC Rule 45-501 under the Securities Act;

         "ARRANGEMENT" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with
         Section 6.1 or Article 6 of the Plan of Arrangement or made at the direction of the Court (with the consent of both the Company and the Purchaser, each acting reasonably);

         "ARRANGEMENT RESOLUTION" means the special resolution of the Company Securityholders, to be substantially in the form and content of Schedule A annexed hereto;

         "ARTICLES OF ARRANGEMENT" means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

         "BUSINESS DAY" means any day on which commercial banks are generally open for business in Toronto, New York City and Paris, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, New York City or Paris under applicable laws;

         "CBCA" means the CANADA BUSINESS CORPORATIONS ACT as now in effect and as it may be amended from time to time prior to the Effective Date;

         "COB" means the Commission des Operations de Bourse of France;

         "COMPANY CIRCULAR" means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, to be sent to the Company Securityholders in connection with the Company Meeting;

         "COMPANY COMMON SHARES" means the common shares, without par value, in the capital of the Company;

         "COMPANY DISCLOSURE LETTER" means the letter of even date herewith delivered by (and signed on behalf of) the Company to the Purchaser, in a form accepted by and initialled on behalf of the Purchaser, with respect to certain matters in this Agreement;

         "COMPANY MEETING" means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

         "COMPANY OPTIONS" means the Company Common Share purchase options granted under the Company Share Option Plans;

         "COMPANY SECURITYHOLDERS" means the holders of the Company Common Shares and/or the Company Options;

         "COMPANY SHARE OPTION PLANS" means the Company's initial share option plan of February 3, 1998, as amended and restated on December 17, 1999, and the Company's 2000 share option plan of November 9, 2000;

         "COMPANY SHAREHOLDERS" means the holders of the Company Common Shares;

         "CONFIDENTIALITY AGREEMENT" means the undated confidentiality letter agreement between the Purchaser and the Company;

         "COURT" means the Superior Court of Justice (Ontario);

         "DIRECTOR" means the Director appointed pursuant to Section 260 of the CBCA;

         "DISSENT RIGHTS" means the rights of dissent in respect of the Arrangement described in section 3.1 of the Plan of Arrangement;

         "DISSENTING SHAREHOLDER" has the meaning ascribed thereto in the Plan of Arrangement;

         "EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement;

         "EFFECTIVE TIME" has the meaning ascribed thereto in the Plan of Arrangement;

         "ENVIRONMENTAL LAWS" means all applicable Laws, including applicable common law, relating to the protection of the environment and public health and safety;

         "ERISA" has the meaning ascribed thereto in Schedule D;

         "EXCHANGE RATIO" means, subject to adjustment as provided in the Plan of Arrangement, 0.1733, provided that: (a) except where clause (b) below applies, if 0.1733, when multiplied by the simple average of the reported closing prices of the Purchaser ADSs on the NYSE during the ten consecutive NYSE trading days ending on the third day prior to the Effective Date (the "Effective Date Average ADS Price"), is less than U.S. $1.00, then the Exchange Ratio will be U.S. $1.00 divided by the Effective Date Average ADS Price; (b) if the quotient of U.S. $1.00 divided by the Effective Date Average ADS Price is greater than 0.2022, then the Exchange Ratio will be 0.2022; and

         (c) if 0.1733, when multiplied by the Effective Date Average ADS Price, is greater than U.S. $1.30, then the Exchange Ratio will be U.S. $1.30 divided by the Effective Date Average ADS Price;

         "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

         "FORM S-8" has the meaning ascribed thereto in Section 2.7(5);

         "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

         "HOLDERS" means, when used with reference to the Company Common Shares or the Company Options, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of such securities;

         "INCLUDING" means including without limitation;

         "ITA" means the Income Tax Act (Canada), as amended;

         "INFORMATION" has the meaning ascribed thereto in Section 4.7(2);

         "INTERIM ORDER" means the interim order of the Court, as the same may be amended (with the consent of both the Company and the Purchaser, each acting reasonably), in respect of the Arrangement, as contemplated by Section 2.3;

         "LAWS" means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body (including the OSC, The Toronto Stock Exchange, the PSE, NASDAQ, the NYSE, the SEC and the
         COB) or self-regulatory authority, and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

         "LETTER OF TRANSMITTAL" means the form of letter of transmittal for use by holders of the Company Common Shares;

         "MATERIAL", when used in connection with the Company or its subsidiaries, includes, without limitation, a value in excess of U.S. $250,000, except that for the purposes of the definition of Material Adverse Change or Material Adverse Effect it shall, unless otherwise expressly stated, include, without limitation, a value in excess of U.S. $1,500,000, individually or in the aggregate;

         "MATERIAL ADVERSE CHANGE", when used in connection with the Company or the Purchaser, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of the Purchaser or its subsidiaries, taken as a whole, or the Company or its subsidiaries, taken as a whole, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to such party and its subsidiaries taken as a whole, other than any change (i) resulting from an adverse change in the state of the Canadian, United States or French economies, political conditions or securities markets in general, or (ii) affecting the worldwide telecommunications software and equipment industries in general and which does not have a materially disproportionate impact on the Company or the Purchaser, as applicable, or (iii) in the trading price of the Company Common Shares or the Purchaser Shares or the Purchaser ADSs, as applicable, either (A) related to the Arrangement or the announcement thereof, or (B) unrelated to any change, circumstance, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the Company and its subsidiaries taken as a whole or the Purchaser and its subsidiaries taken as a whole, as applicable, and provided further that (X) any material adverse change in the Company's relationship with either TELUS (it being acknowledged that the Purchaser will use its commercially reasonable efforts to assist the Company in seeking to avoid any such change) or SaskTel shall be considered to be a Material Adverse Change, and (Y) any reduction in the Company's cash that arises from the reasonable costs and expenses of the Arrangement or from the operation of its business in the ordinary course and without the occurrence or existence of one or more other Material Adverse Changes shall not in and of itself constitute such a Material Adverse Change;

         "MATERIAL ADVERSE EFFECT" when used in connection with the Company or the Purchaser, means any effect that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or the Purchaser and its subsidiaries, taken as a whole, other than any effect (i) resulting from an adverse change in the state of the Canadian, United States or French economies, political conditions or securities markets in general, or (ii) affecting the worldwide telecommunications software and equipment industries in general and which does not have a materially disproportionate impact on the Company or the Purchaser, as applicable, or (iii) relating to the trading price of the Company Common Shares or the Purchaser Shares or the Purchase ADSs, as applicable, either (A) related to the Arrangement or the announcement thereof, or (B) unrelated to any change, circumstance, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the Company and its subsidiaries taken as a whole or the Purchaser and its subsidiaries taken as a whole, as applicable, and provided further that (X) any material adverse effect relating to the Company's relationship with either TELUS (it being acknowledged that the Purchaser will use its commercially reasonable efforts to assist the Company in seeking to avoid any such change) or SaskTel shall be considered to have a Material Adverse Effect, and (Y) any reduction in the Company's cash that arises from the reasonable costs and expenses of the Arrangement or the operation of its business in the ordinary course and without the occurrence or existence of one or more other Material Adverse Effects shall not in and of itself be considered to have such a Material Adverse Effect;

         "MATERIAL FACT" shall have the meaning ascribed thereto under the Securities Act;

         "NASDAQ" means the NASDAQ SmallCap Market;

         "ORAS" means the unsecured bonds to be issued by Coralec, a subsidiary of the Purchaser, that are immediately redeemable at the option of the holder or by Coralec only into Purchaser Shares, without any further consideration;

         "OSC" means the Ontario Securities Commission;

         "OUTSIDE DATE" means May 30, 2003 or such later date as may be mutually agreed by the parties;

         "PSE" means Euronext Paris;

         "PERMITTED ENCUMBRANCES" means any one or more of the following with respect to the property and assets of the Company and its subsidiaries:

                  (i) liens for Taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which are being contested in good faith by proper legal proceedings and provided that adequate provision has been made for their payment in the Company's audited financial statements for the fiscal year ended 2002;

                  (ii) inchoate or statutory liens and charges incidental to current operations which have not at such time been filed pursuant to law and which relate to obligations not yet due or delinquent and in respect of which adequate holdbacks required by law are being maintained;

                  (iii) the encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workers' compensation or surety bonds;

                  (iv) liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Company, all in the ordinary course of its business; and

                  (v)      encumbrances set forth in the Company Disclosure
                           Letter;

         "PERSON" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

         "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Schedule B annexed hereto and any amendments or variations thereto made in accordance with Section 6.1 hereof or
         Article 6 of the Plan of Arrangement or made at the direction of the Court (with the consent of both the Company and the Purchaser, each acting reasonably);

         "PRE-EFFECTIVE DATE PERIOD" shall mean the period from and including the date hereof to and including the Effective Time;

         "PUBLICLY DISCLOSED BY THE COMPANY" means disclosed by the Company in a public filing made by it with the OSC from February 28, 2002 to the date hereof and available at www.sedar.com, or as set out in the Company
                                 -------------
         Disclosure Letter;

         "PUBLICLY DISCLOSED BY THE PURCHASER" means disclosed by the Purchaser in a public filing made by it with the PSE, the COB, the NYSE or the SEC from January 1, 2002 to the date hereof;

         "PURCHASER ADRS" means the Class A American Depositary Receipts of the Purchaser;

         "PURCHASER ADSS" means the Class A American Depositary Shares of the Purchaser;

         "PURCHASER SHARES" means the class A shares in the capital of the Purchaser, par value Euro 2 each;

         "PURCHASER SUBCO" means a subsidiary of the Purchaser that will at the Effective Time acquire the ORAs and contribute them to the Trust;

         "REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule C hereto, excluding for greater certainty the Interim Order and the Final Order;

         "REVISED OPTIONS" has the meaning ascribed thereto in section 2.1(b) of the Plan of Arrangement;

         "REPRESENTATIVES" has the meaning ascribed thereto in Section 4.7(1);

         "RULE 144" means Rule 144 promulgated under the 1933 Act, as such Rule may be amended from time to time;

         "SEC" means the United States Securities and Exchange Commission;

         "SECURITIES ACT" means the SECURITIES ACT (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

         "SUBSIDIARY" shall mean a "subsidiary entity" within the meaning of OSC Rule 45-501 under the Securities Act;

         "SUPERIOR PROPOSAL" means any BONA FIDE written Acquisition Proposal that in the good faith determination of the Board of Directors of the Company, after consultation with its financial advisors and with outside counsel (a) is reasonably capable of being completed, (b) would if completed result in the acquisition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole or of more than 50% of the Company Common Shares outstanding, and (c) would, if consummated in accordance with its terms, result in a transaction more favourable to the Company Shareholders from a financial point of view than the transaction contemplated by this Agreement (bearing in mind the fluctuations arising from the definition of the term Exchange Ratio);

         "TAX" and "TAXES" have the respective meanings ascribed thereto in Schedule D;

         "TAX RETURNS" means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

         "TRUST" means the trust to be established by the Company for the benefit of the holders of the Company Common Shares in accordance with the terms of the Trust Agreement;

         "TRUST AGREEMENT" means the Trust Agreement substantially in the form attached as Schedule G hereto;

         "TRUSTEE" means the trustee appointed by the Company for purposes of the Trust Agreement; and

         "US CODE" means the US Internal Revenue Code of 1986, as amended.

SECTION 1.2       INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.
         The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

SECTION 1.3       CURRENCY.
         Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the United States of America.

SECTION 1.4       NUMBER, ETC.
         Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

SECTION 1.5       DATE FOR ANY ACTION.
         In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

SECTION 1.6       ENTIRE AGREEMENT.
         This Agreement, the agreements and other documents herein referred to and the Confidentiality Agreement constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement (including the December 20, 2002 letter agreement between the parties).

SECTION 1.7       SCHEDULES.
         The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

         Schedule A - Arrangement Resolution
         Schedule B - Plan of Arrangement
         Schedule C - Regulatory Approvals
         Schedule D - Company Representations and Warranties
         Schedule E - Purchaser Representations and Warranties
         Schedule F -  Form of Affiliate Agreement
         Schedule G - Trust Agreement

SECTION 1.8       ACCOUNTING MATTERS.
         Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice. Unless otherwise stated, all accounting terms used in this Agreement in respect of the Purchaser shall have the meanings attributable thereto under French generally accepted accounting principles and all determinations of an accounting nature required to be made in respect of the Purchaser shall be made in a manner consistent with French generally accepted accounting principles and past practice.

SECTION 1.9       KNOWLEDGE.
         Each reference herein to the knowledge or awareness of a party means, unless otherwise specified, in the case of the Purchaser, the knowledge or awareness of Alan Mottram and/or Anne-Lise Scaillierez, and, in the case of the Company, the knowledge or awareness of Gerald Pond, Jeffrey White, Marcel LeBrun and/or Ian Cavanagh, in each case following due inquiry.

                                   ARTICLE 2
                                 THE ARRANGEMENT

SECTION 2.1       IMPLEMENTATION STEPS BY THE COMPANY.
         The Company covenants in favour of the Purchaser that the Company shall:

(a) as soon as reasonably practicable, apply to the Court in a manner acceptable to the Purchaser, acting reasonably, under
                  Section 192 of the CBCA for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b) convene and, as promptly as is reasonably practicable, hold the Company Meeting for the purpose of considering the Arrangement Resolution (provided however that if there is another Acquisition Proposal to be considered at the Company Meeting, the Company shall not negatively comment on the Arrangement in contrast to any other Acquisition Proposal, and shall give the Arrangement at least equal prominence), but nothing in this Section shall prevent or limit the Company's board of directors ability to fulfil their fiduciary or statutory duties in connection with responding to any Acquisition Proposal and that is otherwise in accordance with the terms of this Agreement;

(c) subject to Section 5.4(2), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation) the Company Meeting without the Purchaser's prior written consent except as required by applicable Laws or required by the Company Securityholders;

(d) at the request of the Purchaser, use commercially reasonable efforts to solicit from the Company Securityholders proxies in favour of the approval of the Arrangement Resolution and to take all other commercially reasonable actions that are necessary or desirable to secure the approval of the Arrangement Resolution by the Company Securityholders, except to the extent that the Company's Board of

                  Directors has changed, modified or withdrawn its recommendation in accordance with the terms of this Agreement;

(e) subject to obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

(f) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

SECTION 2.2       IMPLEMENTATION STEPS BY THE PURCHASER; TRANSFER TAXES;
VOTING; ORAS.
         The Purchaser covenants in favour of the Company that the Purchaser shall, subject to the terms and conditions of this Agreement, cooperate with the Company in and consent to the seeking of the Interim Order and the Final Order. The Purchaser shall pay French capital duty, stamp duty, issuance, registration and capital taxes assessed upon or with respect to the issuance of the Purchaser ADSs or the Purchaser Shares issued in connection with the transactions contemplated by this Agreement. The Purchaser shall pay or cause the Company to pay French capital duty, stamp duty, issuance, registration and capital taxes assessed upon or with respect to the issuance of the Purchaser Shares issued upon the exercise of the Revised Options. The Purchaser also agrees that it shall vote its Company Common Shares in favour of the Arrangement at the Company Meeting.

         At the Effective Time, the Purchaser shall cause Purchaser Subco (with funds provided by the Purchaser) to subscribe for ORAs from Coralec, and Coralec to issue such ORAs to Purchaser Subco, in a sufficient amount so as to satisfy the number of Purchaser ADSs required to be delivered in exchange for the Company Common Shares in accordance with the Plan of Arrangement. At the Effective Time, the Purchaser shall cause Purchaser Subco to deliver such number of ORAs to the Trust. Pursuant to the Trust Agreement, the Trustee shall thereupon immediately request the redemption of such ORAs and direct the Purchaser to deliver such Purchaser ADSs that represent the Purchaser Shares issued upon redemption of the ORAs to the Depositary (as defined in the Plan of Arrangement), whereupon the Purchaser shall issue the applicable Purchaser Shares and cause to be delivered to the Depositary the applicable Purchaser ADSs. The Purchaser shall act, and shall use its commercially reasonable efforts to cause its agents and representatives to act, expeditiously in connection with all steps required to be taken by it in connection with the matters referred to in this paragraph.

SECTION 2.3       INTERIM ORDER.
(1) The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide:

         (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

         (b) that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Company Securityholders present in person or by proxy at the Company Meeting (such that each holder of Company Common Shares is entitled to one vote for each Company Common Share held and each holder of Company Options is entitled to the number of votes represented by the number of Company Common Shares for which such holder's Company Option is exercisable, rounded down to the nearest whole number of Company Common Shares and without regard to vesting requirements, if any);

         (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

         (d)      for the grant of the Dissent Rights.

(2) The parties agree that they shall not request that the Interim Order make any reference to the minority approval requirement under OSC Rule 61-501 (or equivalent provisions in other jurisdictions), but that they shall seek such approval in addition, with the Company Shareholders who are party to the agreements referred to in Section 4.12 being able to be counted as part of the minority.

SECTION 2.4       ARTICLES OF ARRANGEMENT.
(1) The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, implement the Plan of Arrangement, as a result of which, among other things, each Company Shareholder will be entitled to receive such number of Purchaser ADSs (evidenced by the Purchaser ADRs) as is equal to the number of Company Common Shares held by such Company Shareholder multiplied by the Exchange Ratio (subject to certain adjustments as provided in the Plan of Arrangement).

(2) The Company confirms its understanding and agreement that the Purchaser ADSs, Purchaser ADRs and Purchaser Shares issued in connection with the

         Arrangement will be entitled to the dividend for the fiscal year during which they were issued (i.e. 2003), and that, consequently, they will trade on the Paris or New York stock exchanges (and other places of listing) separately from the Purchaser ADSs, Purchaser ADRs and Purchaser Shares issued during or prior to the fiscal year 2002, until Euronext removes the separate trading designation, which absent a dividend usually occurs 2 trading days after the shareholders meeting of the Purchaser, which is scheduled for April 17, 2003.

(3) All Purchaser Shares issued in consideration of the exercise of Revised Options will be entitled to the dividend for the fiscal year during which they were issued, and consequently, will trade on the Paris or New York stock exchanges (and other places of listing) separately from the Purchaser Shares issued during or prior to the end of the preceding fiscal year, if their date of issuance is prior to the shareholders meeting of the Purchaser at which shareholders vote on the dividend for the preceding fiscal year, until Euronext removes the separate trading designation (which usually occurs 2 trading days after such shareholders meeting).

SECTION 2.5       COMPANY CIRCULAR.
         As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall, in consultation with the Purchaser, complete the Company Circular together with any other documents required by the Securities Act or other applicable Laws in connection with the Arrangement, and as promptly as reasonably practicable, the Company shall, unless otherwise agreed by the parties, cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each of the Company Securityholders and filed as required by the Interim Order and applicable Laws.

SECTION 2.6       CLOSING PROCEDURES.
         The completion of the Arrangement shall take place at the offices of Stikeman Elliott in Toronto at 12:00 noon (Toronto time) on the Effective Date, or at such other time on the Effective Date as the Purchaser and the Company may agree to in writing. The parties acknowledge that the Effective Date may be required to be one Business Day following the issuance of the certificate and articles of arrangement in respect of the Arrangement in order to facilitate the steps required to issue the Purchaser ADSs. Without obligation, the parties confirm that they intend to seek to close as soon as is reasonably practicable.

SECTION 2.7       SECURITIES COMPLIANCE.
(1) The Purchaser shall, in consultation with the Company, use commercially reasonable efforts to obtain all orders required from the applicable Canadian securities regulatory authorities to permit the issuance and first resale (via a registered Canadian dealer, if required) on a stock exchange outside Canada of (a) the Purchaser ADSs issued to the holders of the Company Common Shares in connection with the Arrangement, and the Purchaser Shares issuable upon conversion thereof, and (b) the Purchaser Shares issued from time to time upon exercise of the Revised Options, in each case without qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian provincial or territorial securities Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, compliance with provisions substantially similar to those set forth in section 2.14 of Multilateral Instrument 45-102 (for greater certainty, in each case without affecting the need to comply with applicable United States, French or other Laws). For greater certainty, the Company will support such efforts.

(2) Each of the Purchaser and the Company shall use commercially reasonable efforts to obtain the approval of the OSC and other applicable Canadian securities regulatory authorities to the absence of Canadian GAAP reconciliation of the Purchaser's financial statements. The Purchaser shall also, in consultation with the Company, use commercially reasonable efforts to obtain orders from all applicable Canadian securities regulatory authorities to ensure that the Purchaser will not become a reporting issuer (or the equivalent) as a result of the transactions contemplated in this Agreement. For greater certainty, the Company will support both such efforts.

(3) The Purchaser shall, in consultation with the Company, use commercially reasonable efforts to obtain the approval of the COB and the PSE for the listing of the Purchaser Shares, and of the NYSE for the listing of the Purchaser ADSs (upon official notice of issuance), to be issued in connection with the Arrangement, and for greater certainty the Company will support such efforts.

(4) The parties acknowledge that the transaction will be a "going private transaction" in respect of the Company under OSC Rule 61-501, and that as a result it will be subject, absent exemptive relief, to independent valuation and minority approval requirements. The parties confirm their view that certain of the agreements with holders of the Company Common Shares referred to in Section 4.12 provide an exemption from the independent valuation requirement. The Purchaser shall use commercially reasonable efforts to obtain an order under section 4.8(1)1 or section
         9.1 of OSC Rule 61-501 (and equivalent provisions in other jurisdictions) to confirm that, as contemplated in section 2.3(2) of OSC Policy 61-501CP, the Company Shareholders who are party to the agreements referred to in Section 4.12 are not acting jointly or in concert with the Purchaser and thus will be able to be counted as part of the minority, and for greater certainty the Company will support such efforts in such application or before the Court and elsewhere in the event that it is challenged.

(5) Within 5 Business Days after the Effective Date, the Purchaser shall file a registration statement on Form S-8 (or other applicable form) (the "FORM S-8") in order to register under the 1933 Act those Purchaser Shares to be distributed from time to time after the Effective Time upon the exercise of the Revised Options by U.S. or Canadian employees or former employees.

(6) The Purchaser shall use its commercially reasonable efforts to maintain the effectiveness under the 1933 Act of the Form S-8 (or such other applicable form that the Purchaser may have filed) until the earlier of
         (i) the time at which all Purchaser Shares to be issued pursuant to the exercise of Revised Options have been issued, or (ii) the time at which all Revised Options shall have been cancelled or terminated.

SECTION 2.8       PREPARATION OF FILINGS, ETC.
(1) The Purchaser and the Company shall use their respective commercially reasonable efforts to cooperate in the preparation, seeking and obtaining of all circulars, filings, consents, Regulatory Approvals and other approvals and other matters in connection with this Agreement and the Arrangement.

(2) Each of the Purchaser and the Company shall furnish to the other all such information concerning it and its shareholders as may be reasonably required (and, in the case of its shareholders, available to it) to effect the actions described in Sections 2.5 and 2.7 and the foregoing provisions of this Section 2.8, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions (including in the case of the Company the disclosure concerning it to be included in the Company Circular, and in the case of the Purchaser the disclosure concerning it to be included or incorporated by reference in the Company Circular) will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(3) The Purchaser and the Company shall each promptly notify the other if at any time before the Effective Time it becomes aware that any disclosure concerning it in the Company Circular, an application for an order or any other document described in Section 2.7 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular or such application or other document. In any such event, the Purchaser and the Company shall, subject to the terms and conditions of this Agreement, cooperate in the preparation of a supplement or amendment to the Company Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Company Securityholders and/or filed with the relevant securities regulatory authorities and/or stock exchanges.

(4) The Company shall ensure that the Company Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information concerning and provided by the Purchaser). Without limiting the generality of the foregoing, the Company shall ensure that the Company Circular provides the Company Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting, and the Purchaser shall provide all information regarding it in sufficient detail to permit the Company Securityholders to form a reasoned judgement concerning matters placed before them at the Company Meeting.

(5) The Company shall, at least 45 days prior to the date of the Company Meeting, deliver to the Purchaser a list reasonably satisfactory to the Purchaser setting forth the names and addresses of all Persons who are at the time "affiliates" of the Company for the purposes of Rule 145 under the 1933 Act. The Company shall furnish such information and documents as the Purchaser may reasonably request for the purpose of reviewing such list, and the Company shall, except where such Persons have signed an agreement referred to in Section 4.12 containing substantially similar provisions, use commercially reasonable efforts to cause each Person who is identified as an affiliate on such list to execute and deliver to the Purchaser a written agreement in the form of Schedule F hereto at least 30 days prior to the date of the Company Meeting related to the applicable resale restrictions of Rule 145 (an "AFFILIATE AGREEMENT"). The Company shall promptly notify the Purchaser in writing of any other Person(s) who, to the knowledge of the Company, become an "affiliate" (as so defined) of the Company after the date hereof, and the Company shall use commercially reasonable efforts to cause such other Person(s) to promptly execute and deliver to the Purchaser an affiliate agreement.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

SECTION 3.1       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
         The Company represents and warrants to and in favour of the Purchaser as set forth in Schedule D and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

SECTION 3.2       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.
         The Purchaser represents and warrants to and in favour of the Company as set forth in Schedule E and acknowledges that the Company is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

SECTION 3.3       SURVIVAL.
         For greater certainty, the representations and warranties of the Company and the Purchaser contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party to this Agreement.

                                   ARTICLE 4
                                    COVENANTS

SECTION 4.1       RETENTION OF GOODWILL.
         During the Pre-Effective Date Period, the Company will, subject to the fact that a transaction involving its business is contemplated hereby, continue to carry on the business of the Company and its subsidiaries in a manner consistent with prior practice, working to preserve the attendant goodwill of such entities and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment.

SECTION 4.2       TREATMENT OF OPTIONS.
         The Company Options will be dealt with as provided in the Plan of Arrangement. With respect to the Revised Options, at or promptly following the Effective Time, the Company will subscribe for ORAs from Coralec, and the

Purchaser will cause Coralec to issue such ORAs, in a sufficient amount so as to satisfy the number of Purchaser Shares to be issued upon exercise of the Revised Options in accordance with their terms upon the redemption of such ORAs. Upon exercise of a Revised Option, the Company shall thereupon require the redemption in part of such ORAs and direct the Purchaser to issue the applicable Purchaser Shares to be issued upon the redemption in part of the ORAs to the exercising holder of the Revised Option, whereupon the Purchaser shall issue the applicable Purchaser Shares to such holder.

SECTION 4.3       COVENANTS OF THE COMPANY.
(a) The Company covenants and agrees that, until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except: (i) with the prior written consent of the Purchaser to any deviation therefrom; (ii) as has been disclosed in writing by the Company to the Purchaser in the Company Disclosure Letter; or (iii) with respect to any matter expressly contemplated by this Agreement or the Plan of Arrangement, including the transactions involving the businesses of the Company and the Purchaser contemplated hereby, the Company will, and will cause its subsidiaries to:

                  (i) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

                  (ii) not split, consolidate or reclassify any of the outstanding shares of the Company nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding shares of the Company;

                  (iii) not amend the articles or by-laws of the Company or any subsidiary;

                  (iv) except for the amendment of certain Company Options issued to former employees to extend the expiry time of such Company Options by not more than 90 days pursuant to prior commitments and/or understandings, all as set forth in the Company Disclosure Letter, not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or that of any subsidiary or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for the issuance of the Company Common Shares pursuant to fully vested and duly exercised Company Options granted prior to the date hereof;

                  (v) except for the amendment of certain Company Options issued to former employees to extend the expiry time of such Company Options by not more than 90 days pursuant to prior commitments and/or understandings, all as set forth in the Company Disclosure Letter, not amend, vary or modify either of the Company Share Option Plans or any of the Company Options or other benefits granted thereunder;

                  (vi) not reorganize, amalgamate or merge the Company or any of its subsidiaries with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets or shares of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

                  (vii) except with respect to the sale of inventory of the Company or any subsidiary in the ordinary and regular course of business consistent with past practice, not sell, lease, encumber or otherwise dispose of any material assets;

                  (viii) carry out the terms of the Interim Order and the Final Order applicable to it and use its commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

                  (ix) not, and cause each of its subsidiaries not, other than as required pursuant to employment, pension, supplemental pension, termination, compensation arrangements or policies existing as of the date hereof or as required by applicable Laws, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to or any other form of compensation or with respect to any increase of benefits payable to, or make any loan to, any officers, directors or employees (or independent contractors) of the Company or any subsidiary; or

                  (x) not, and will cause its subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date;

                  (xi) not guarantee the payment of any indebtedness or incur any indebtedness for borrowed money or issue or sell any debt securities, except for borrowings in the ordinary course under credit facilities in place on the date of execution hereof, and not not lend or invest amounts in excess of U.S. $250,000 in other than short-term AAA Canadian or U.S. government debt obligations;

                  (xii) not: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in financial statements of the Company for the fiscal year ended February 28, 2002 published and available on www.sedar.com prior to the
                                                      -------------
                           date of execution hereof; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments, or any other derivatives;

                  (xiii) not hire any employees or retain any additional independent contractors, except for up to 7 more employees or independent contractors in the aggregate (provided that the number of employees and/or independent contractors does not increase by more than 3 above the number in place at the date hereof), and at an individual annual compensation cost of not more than U.S. $50,000 per employee or independent contractor, and without any benefits, severance packages or other perquisites that are not consistent with those of other non-management employees or independent contractors generally;

                  (xiv) use commercially reasonable efforts (or cause each of its subsidiaries to use commercially reasonable efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

                  (xv) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding U.S. $250,000, individually or in the aggregate;

                  (xvi) not make any changes to existing accounting practices relating to the Company or any subsidiary, except as required by Canadian or U.S. Law or required by Canadian or U.S. generally accepted accounting principles, or make any material tax election inconsistent with past practice;

                  (xvii) not enter into, terminate or amend, or waive any rights under, any material contract;

                  (xviii) not enter into any agreement to do any of the foregoing prohibited matters; and

                  (xix) promptly advise the Purchaser orally and in writing of any Material Adverse Change (determined without regard to the higher numerical threshold in the definition of "material") in respect of the Company;

         (b) the Company shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by the Company or any of its subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company, subject to Section 4.6, shall and where appropriate shall cause its subsidiaries to:

                  (i) use commercially reasonable efforts to obtain the requisite approvals of the Company Securityholders to the Arrangement, including by recommending that they vote in favour of the Arrangement at the Company Meeting;

                  (ii) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Company or any of its subsidiaries and, in doing so, keep the Purchaser reasonably informed, subject to applicable Laws, as to the status of the proceedings related to obtaining such Regulatory Approvals, including providing the Purchaser with copies of all related applications and notifications, in draft form, in order for the Purchaser to provide its reasonable comments, and providing the Purchaser with copies of all material correspondence relating to such Regulatory Approvals;

                  (iii) apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

                  (iv) use commercially reasonable efforts to defend, in consultation with the Purchaser, all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

                  (v) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Company or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

                  (vi) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company or any of its subsidiaries relating to the Arrangement; and

                  (vii) use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company or a subsidiary in connection with the Arrangement from Brunswick Square Ltd. and Highwoods Realty Limited Partnership; and

         (c) the Company shall carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or its subsidiaries with respect to the transactions contemplated hereby and by the Arrangement.

SECTION 4.4       COVENANTS OF THE PURCHASER.
         The Purchaser hereby covenants and agrees, in accordance with the terms and subject to the conditions of this Agreement:

         (a) to perform all obligations reasonably required to be performed by it under this Agreement, to co-operate with the Company in connection therewith, and to do all such other acts and things as may be reasonably necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

                  (i) apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Purchaser, and, in doing so, to keep the Company informed, subject to applicable Laws, as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing the Company with copies of all related applications and notifications, in draft form, in order for the Company to provide its reasonable comments, and providing the Company with copies of all material correspondence relating to such Regulatory Approvals;

                  (ii) use commercially reasonable efforts to defend, in consultation with the Company, all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

                  (iii) use commercially reasonable efforts to comply for the period from the Effective Time and until one year after the Effective Time with the requirements of Rule 144(c) of the 1933 Act;

                  (iv) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Purchaser which may adversely affect the ability of the parties to consummate the transactions contemplated hereby; and

                  (v) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser or any of its subsidiaries relating to the Arrangement;

         (b) to carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Purchaser or its subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

         (c) until the Effective Time or the earlier termination of this Agreement in accordance with Article 6, the Purchaser will notify the Company in the event of any split, consolidation or reclassification of any of the outstanding Purchaser Shares or Purchaser ADSs, or any declaration, setting aside or payment of any dividends on or the making of any other distributions on or in respect of the outstanding Purchaser Shares or the Purchaser ADSs (it being acknowledged that certain adjustments with respect thereto may result from section 2.3(a) of the Plan of Arrangement); and

         (d) to comply with the provisions of Section 2.2 hereof relating to the ORAs.

SECTION 4.5       COVENANTS REGARDING NON-SOLICITATION.
(1) Subject to Section 4.6, the Company shall not, directly or indirectly, through any officer, director, employee, shareholder, representative (including for greater certainty any investment banker, lawyer or accountant) or agent of the Company or any of its subsidiaries, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, or (iv) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal. Notwithstanding the preceding part of this Section 4.5(1) and any other provision of this Agreement, nothing shall prevent the Board of Directors of the Company from complying with the Company's disclosure obligations under applicable Laws with regard to an Acquisition Proposal or from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.5(3) (but, subject to Section 4.6, not approve, recommend, accept or enter into any agreement, letter of intent, arrangement or understanding), regarding an unsolicited BONA FIDE written Acquisition Proposal (a) that did not otherwise result from a breach of this Section 4.5, and (b) which the Board of Directors of the Company has determined in good faith, after consultation with financial advisors and with outside counsel, is a Superior Proposal. The Company shall, and shall cause the officers, directors, employees, representatives and agents of the Company and its subsidiaries to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and promptly request the return or destruction of all confidential information provided in connection therewith.

(2) The Company shall, as promptly as practicable and in any event not later than the next day, notify the Purchaser, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to the Company or any subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any Person that informs the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry, contact, discussions or negotiations as the Purchaser may reasonably request, as well as a copy of any written proposal. The Company shall keep the Purchaser informed of the status including any change to any of the terms of any such Acquisition Proposal or inquiry.

(3) If the Company receives a request for material non-public information from a Person who has made an unsolicited BONA FIDE written Acquisition Proposal and the Company is permitted, subject to and as contemplated under the second sentence of Section 4.5(1), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Board of Directors of the Company may, subject to the execution by such Person of a confidentiality agreement containing employee non-solicitation provisions substantially similar to those contained in the Confidentiality Agreement, provide such Person with access to information regarding the Company; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal (but shall not be permitted, except subject to Section 4.6(4), to make any material amendment thereto) and provided further that the Company sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution and the Purchaser is provided with a list of or copies of any and all information provided to such Person and promptly provided with access to similar information to which such Person was provided.

(4) The Company shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it or its subsidiaries are aware of the provisions of this Section 4.5, and it shall be responsible for any breach of this Section 4.5 by its and its subsidiaries' officers, directors, employees, representatives or agents.

SECTION 4.6       NOTICE BY THE COMPANY OF SUPERIOR PROPOSAL DETERMINATION.
(1) Notwithstanding Sections 4.5(1), (2) and (3), but subject to the Purchaser's rights under Sections 6.3(3)(c) and 6.4, the Company may accept, approve or recommend or enter into any agreement, understanding or arrangement in respect of an unsolicited Superior Proposal if, and only if: (i) it has provided the Purchaser with a copy of the Superior Proposal document; (ii) the Company and the Superior Proposal comply with the terms of this Agreement, including this Section 4.6, and (iii) five Business Days shall have elapsed from the later of the date the Purchaser received written notice advising the Purchaser that the Company's Board of Directors has resolved, subject only to compliance with this Section 4.6, to accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal and the date the Purchaser received a copy of such Superior Proposal. Any information provided by the Company to the Purchaser pursuant to this Section 4.6 or pursuant to Section 4.5 shall constitute "Information" under Section 4.7(2).

(2) During such five Business Day period, the Company agrees that the Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of the Company will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Purchaser's offer (having regard to its value at that time) upon acceptance by the Company would, if consummated in accordance with its terms, result in a transaction equally or more favourable to the Company Shareholders from a financial point of view than the transaction contemplated by the previously Superior Proposal. If the Board of Directors of the Company so determines, it will enter into an amended agreement with the Purchaser reflecting the Purchaser's amended offer. If the Board of Directors of the Company continues to believe, in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser's amended offer, the Company and its Board of Directors may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal provided that the Company will continue to fulfill its obligations pursuant to this Agreement and provided further that the Superior Proposal does not impose any "break-up", "hello" or other fees or options or rights to acquire assets or securities, or any other obligations that would survive the Effective Date, on the Company or any subsidiary unless and until this Agreement is terminated in accordance with its terms. In addition, in such circumstances, the Company may proceed with such approvals, consents and/or filings required by Governmental Entities and/or such other Persons as the Company shall consider appropriate in order to consummate such Superior Proposal, provided that such activity does not delay the obtaining of any approvals, consents and/or filings in connection with the Arrangement, which shall continue to be reasonably proceeded with in good faith by the Company.

(3) Nothing contained in this Section 4.6 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.1 of this Agreement.

(4) The Company acknowledges and agrees that each successive amendment to any Acquisition Proposal with a financial impact (including tax impacts) shall constitute a new Acquisition Proposal for purposes of the requirement under clause (iii) of Section 4.6(1) to initiate an additional five Business Day notice period.

SECTION 4.7       ACCESS TO INFORMATION.
(1) Subject to Section 4.7(2) and applicable Laws, upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford the Purchaser's officers, employees, counsel, accountants and other authorized representatives and advisors ("REPRESENTATIVES") access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its and its subsidiaries' properties, books, contracts and records as well as to its management personnel, and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to the Purchaser all information concerning the Company's and its subsidiaries' businesses, properties and personnel as the Purchaser may reasonably request.

(2) The Purchaser acknowledges that certain information provided to it under Section 4.7(1) above will be non-public and/or proprietary in nature (the "INFORMATION") and will be subject to the terms of the Confidentiality Agreement. For greater certainty, the provisions of the Confidentiality Agreement shall survive the termination of this Agreement, provided that the Confidentiality Agreement and Section 4.7(1) shall terminate at the Effective Time notwithstanding anything to the contrary contained therein.

(3) In the event that the Company is provided with any confidential information concerning the Purchaser or its subsidiaries, such information will be subject to obligations of confidentiality on the part of the Company identical to those imposed on the Purchaser under the Confidentiality Agreement, MUTATIS MUTANDIS. Upon reasonable notice, the Purchaser shall afford representatives of the Company the opportunity, upon reasonable notice and during normal business hours from the date hereof and until the earlier of the Effective Date or termination of this Agreement, to speak to appropriate management personnel of the Purchaser as the Company may reasonably request.

SECTION 4.8       CLOSING MATTERS.
         Each of the Purchaser and the Company shall deliver, at the closing of the transactions contemplated hereby, such customary certificates, certified resolutions and other closing documents as may be required by the other party hereto, acting reasonably.

SECTION 4.9       INDEMNIFICATION; INSURANCE.
(1) The Purchaser agrees that all rights to indemnification or exculpation now existing in favour of the directors or officers of the Company or any subsidiary as provided in the articles or by-laws thereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

(2) The Company shall act as agent for its directors and officers for the purposes of this Section 4.9.

(3) The Company will be permitted, and shall use its commercially reasonable efforts, prior to the Effective Time, to extend the discovery period for up to six years from the Effective Time in respect of its directors' and officers' liability insurance policy(ies) in effect on the date of execution hereof, to the extent of a maximum aggregate cost of U.S. $1.75 million (net after taking into account any reduction or credit in respect of the cancellation described in (4) below). The Company shall, prior to the Effective Time, extend the discovery period in respect of its current errors and omissions insurance and crime insurance policies for as long as is possible for the amount of 200% of the current year's premium applicable to each.

(4) Promptly following the Effective Time, the Company shall cancel its current directors' and officers' liability insurance policy(ies) and its current errors and omissions insurance and crime insurance policies, without prejudice to the discovery period extensions referred to in (3) above.

SECTION 4.10      LOAN ARRANGEMENTS.
         Despite anything to the contrary contained in this Agreement, the Company shall be permitted to continue its current practice of lending money on a short term basis (less than 60 days) near its year end, provided that the borrower's obligations under such loans are fully and unconditionally guaranteed (including in the event of the borrower's bankruptcy or insolvency) by a Canadian Schedule 1 chartered bank and that such loans terminate (and the loaned funds are returned to the Company) prior to the Effective Date.

SECTION 4.11      EMPLOYMENT ARRANGEMENTS.
         On or prior to the date hereof, Marcel LeBrun and Dany Degrace have, by executing or initialling terms sheets related thereto, agreed in principle to amendments in their existing employment, change in control, Company Option or other agreements or arrangements with the Company or its subsidiaries to the Purchaser's satisfaction.

         The Company has advised that, to reduce costs, Gerry L. Pond and Ian Cavanagh have agreed to resign from the Company, and the Company has, subject to the Purchaser's confirmation, accepted such resignations, as of March 1, 2003, and the executives and the Company have agreed that such resignation will be treated as a change of control termination. Despite anything to the contrary contained in this Agreement, the Purchaser confirms these arrangements, but shall at its option be entitled to request that the termination be deferred until up to the Effective Date.

SECTION 4.12      SHAREHOLDER ARRANGEMENTS.
(1) The parties confirm that, on or prior to the date hereof, the shareholders listed below have entered into agreements to support the Arrangement. The shareholders are Aliant Inc., Whitecastle Investments Limited, 3841553 Canada Inc., Gerald L. Pond, Marcel LeBrun, Jeffrey White, Reid Parker and Peter Jollymore.

(2) The parties confirm their intention and understanding that certain of the agreements referred to in Section 4.12(1) above will result in the transactions qualifying for an exemption from independent valuation requirements under section 4.5(1)2 of OSC Rule 61-501 (and equivalent provisions in other jurisdictions). Accordingly, the Company shall provide full access to the shareholders to all confidential corporate information, subject to the execution by such shareholders of a confidentiality agreement in form and substance satisfactory to the Purchaser and the Company, each acting reasonably.

                                   ARTICLE 5
                                   CONDITIONS

SECTION 5.1       MUTUAL CONDITIONS PRECEDENT.
         The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of the Purchaser and the Company:

         (a) the Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast on such resolution by the Company

                  Securityholders present in person or voting by proxy at the Company Meeting, as well as by the minority as contemplated in
                  Section 2.3(2);

         (b) any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Interim Order shall have been satisfied;

         (c) the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and the Purchaser, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

         (d) there shall not be in force any final and non-appealable judgement, injunction, order or decree preventing, restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding in progress that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling of a Governmental Entity that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

         (e)      this Agreement shall not have been terminated pursuant to
                  Article 6;

         (f) the Purchaser ADSs to be issued pursuant to the Arrangement shall have been listed on the NYSE (subject only to official notice of issuance, the issuance of the Purchaser Shares being a condition precedent thereof);

         (g) there shall not be pending or threatened any suit, action or proceeding: (i) seeking to prohibit or restrict the acquisition by the Purchaser or any of its subsidiaries of any the Company Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from the Company or the Purchaser any damages directly or indirectly in connection with the Arrangement, (ii) seeking to prohibit or materially limit the ownership or operation by the Purchaser or any of its subsidiaries of any material portion of the business or assets of the Company or any of its subsidiaries or to compel the Purchaser or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, (iii) seeking to impose limitations on the ability of the Purchaser or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, any the Company Common Shares, including the right to vote the Company Common Shares purchased by them on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit the Purchaser or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or any of its subsidiaries, or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Company or the Purchaser; and

         (h) the Regulatory Approvals (other than the orders or approvals referred to in Section 2.7 hereof) shall have been obtained or satisfied on terms and conditions satisfactory to the Purchaser and the Company (but in the latter case only insofar as it would directly affect the Company Securityholders), acting reasonably.

SECTION 5.2       ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE
                  PURCHASER.
         The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for the Purchaser's exclusive benefit and may be waived by the Purchaser):

         (a) all covenants of the Company under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Company in all material respects;

         (b) the representations and warranties of the Company shall have been true and correct on the date hereof, except to the extent that any untruth or incorrectness would not have a Material Adverse Effect on the Company;

         (c) the representations and warranties of the Company shall be true and correct (except to the extent that any untruth or incorrectness would not have a Material Adverse Effect on the Company) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Date;

         (d) the agreements referred to in Section 4.12 shall be in full force and effect as of the Effective Date;

         (e) on or prior to the Effective Date, all required consents, approvals or waivers of Brunswick Square Ltd. and Highwoods Realty Limited Partnership shall have been received on terms and conditions satisfactory to the Purchaser, acting reasonably (provided that the Purchaser shall not be entitled to object if the landlords demand consent fees of not more than U.S. $100,000 in aggregate, but any such consent fees shall be deducted from the U.S. $1.5 million basket for purposes of the definition of "material");

         (f)      Intentionally deleted;

         (g) the Board of Directors of the Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Company and its subsidiaries to permit the consummation of the Arrangement;

         (h) between the date hereof and the Effective Date, there shall not have occurred a Material Adverse Change to the Company;

         (i) the orders and approvals referred to in Section 2.7 hereof shall have been obtained on terms and conditions satisfactory to the Purchaser, acting reasonably;

         (j) such of the directors and officers of the Company and its subsidiaries as are specified by the Purchaser shall have tendered resignations effective as of the Effective Time (it being acknowledged by the Purchaser that, absent cause, such resignations by officers shall be treated as terminations without cause);

         (k)      Intentionally deleted;

         (l) the Company and the Trustee shall have entered into the Trust Agreement;

         (m)      Intentionally deleted; and

         (n) Company Shareholders holding in excess of 5% of the outstanding the Company Common Shares shall not have exercised dissent or similar rights in connection with the Arrangement.

SECTION 5.3       ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE
                  COMPANY.
         The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company, except that the condition in (e) may not be waived by the Company):

         (a) all covenants of the Purchaser under this Agreement to be performed on or before the Effective Date (including those in connection with the ORAs) shall have been duly performed by the Purchaser in all material respects;

         (b) all representations and warranties of the Purchaser under this Agreement shall have been true and correct on the date hereof, except to the extent that any untruth or incorrectness would not have a Material Adverse Effect on the Purchaser;

         (c) the representations and warranties of the Purchaser shall be true and correct (except to the extent that any untruth or incorrectness would not have a Material Adverse Effect on the Purchaser) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and the Company shall have received a certificate of the Purchaser addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by a senior executive officer of the Purchaser (on the Purchaser's behalf and without personal liability), confirming the same as at the Effective Date;

         (d) the Board of Directors of the Purchaser shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Purchaser to permit the consummation of the Arrangement, the issuance of the Purchaser ADSs in connection therewith and the issuance of the Purchaser Shares upon the exercise from time to time of the Revised Options; and

         (e) the orders referred to in Section 2.7(1) and (3) shall have been obtained on terms and conditions satisfactory to the Company, to the extent that they would affect the Company Shareholders.

SECTION 5.4       NOTICE AND CURE PROVISIONS.
(1) The Purchaser and the Company will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts of which it is aware which occurrence or failure would, or would be reasonably likely to:

         (a) cause any of the representations or warranties of the other party contained herein to be untrue or inaccurate on the date hereof or on the Effective Date; or

         (b) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

(2) Neither the Purchaser nor the Company may seek to rely upon any conditions precedent contained in Sections 5.1, 5.2 or 5.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Director, the Purchaser or the Company, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Purchaser or the Company, as the case may be, are asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Company or the Purchaser, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured (for greater certainty, except by way of disclosure in the case of representations and warranties), the other may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 30 days from such notice. If any such matter is, by mutual agreement, acting reasonably, not susceptible to being cured, then, unless the other party waives such matter (which shall not operate as a waiver of any other matter whatsoever) in writing within five (5) Business Days, this Agreement shall be automatically terminated (without prejudice to any liability for prior non-compliance). If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the parties agree otherwise, be postponed or adjourned until the expiry of such period, provided that such period does not extend beyond the Outside Date. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period, provided that such period does not extend beyond the Outside Date.

SECTION 5.5       SATISFACTION OF CONDITIONS.
         The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of the Purchaser and the Company, a certificate of arrangement in respect of the Arrangement is issued by the Director.

                                   ARTICLE 6
                            AMENDMENT AND TERMINATION

SECTION 6.1       AMENDMENT.
         This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Date, be amended by mutual written agreement of the parties hereto, and any such amendment may, subject to applicable Laws and the Interim Order, without limitation:

         (a) change the time for performance of any of the obligations or acts of the parties;

         (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

         (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and/or

         (d) waive compliance with or modify any conditions precedent herein contained.

SECTION 6.2       MUTUAL UNDERSTANDING REGARDING PURCHASER PROPOSED AMENDMENTS.
(1) The parties agree that if the Purchaser proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, or proposes an alternative transaction such as an amalgamation or take-over bid, the Company will act reasonably in considering such amendment or alternative transaction and, if the Company and the Company Securityholders are not prejudiced by reason of any such amendment and if it would not result in extending the closing beyond the Outside Date, the Company will co-operate in a reasonable fashion with the Purchaser so that such amendment or alternative transaction can be effected subject to applicable Laws and the rights of the Company Securityholders.

(2) The parties agree that if the Company proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the Purchaser will act reasonably in considering such amendment and, if none of the Company or any of its subsidiaries, the Purchaser or any of its subsidiaries, or the holders of the Purchaser Shares or the Purchaser ADSs are prejudiced by reason of any such amendment and if it would not result in extending the closing beyond the Outside Date, the Purchaser will co-operate in a reasonable fashion with the Company so that such amendment can be effected subject to applicable Laws and the rights of the Purchaser, Purchaser Subco, the Company and the holders of the Purchaser Shares and the Purchaser ADSs.

SECTION 6.3       TERMINATION.
(1) If any condition contained in Sections 5.1 or 5.2 is not satisfied at or before the Effective Date to the satisfaction of the Purchaser, then the Purchaser may, subject to Section 5.4, by notice to the Company, terminate this Agreement and the obligations of the parties hereunder (except as expressly otherwise herein provided, including under Section 6.4), but without detracting from the rights of the Purchaser arising from any breach by the Company but for which the condition would have been satisfied, provided, however, that the right to terminate this Agreement under this Section 6.3(1) shall not be available if the Purchaser's actions or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of this Agreement.

(2) If any condition contained in Sections 5.1 or 5.3 is not satisfied at or before the Effective Date to the satisfaction of the Company, then the Company may, subject to Section 5.4, by notice to the Purchaser terminate this Agreement and the obligations of the parties hereunder (except as otherwise expressly herein provided, including under Section 6.4), but without detracting from the rights of the Company arising from any breach by the Purchaser but for which the condition would have been satisfied, provided, however, that the right to terminate this Agreement under this Section 6.3(2) shall not be available if the Company's actions or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such actions or failure to act constitutes a material breach of this Agreement.

(3)      This Agreement may:

         (a) be terminated by the mutual agreement of the Company and the Purchaser (for greater certainty, without further action on the part of the Company Securityholders if terminated after the holding of the Company Meeting); or

         (b) be terminated by either the Company or the Purchaser if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any final and non-appealable judgement or decision of a Governmental Entity prevents completion of the transactions contemplated by this Agreement; or

         (c) be terminated by the Purchaser if (A) the Board of Directors of the Company shall have failed to recommend or shall have withdrawn, modified or changed in a manner adverse to the Purchaser its approval or recommendation of this Agreement or the Arrangement (unless as a result of the Purchaser having made a material misrepresentation at the date hereof or materially breached a covenant in this Agreement in such a manner that, taking into account Section 5.4, the Company would be entitled to rely on the failure of a condition set forth in Sections 5.3(a) or (b) as a reason not to complete the Arrangement), or (B) the Board of Directors of the Company shall have approved or recommended any Acquisition Proposal, or (C) the Company has entered into an agreement, understanding or arrangement with respect to a Superior Proposal; or

         (d) be terminated by the Company at any time prior to the Effective Date if, on the third day prior to the Effective Date, the product of the Exchange Ratio by the Effective Date Average ADS Price is less than U.S.$1.00;

         in each case (subject to the applicable time limits in the case of (d) above) on or prior to the Effective Date.

(4) If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.3, no party shall have any further liability to perform its obligations hereunder except as provided in
         Section 6.4 and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in this Section 6.3(4) shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein, except as expressly provided in Section 6.5(2).

(5) If the Effective Date does not occur on or prior to the Outside Date, then, unless otherwise agreed by the parties, this Agreement shall terminate, provided that no party shall have any further liability to perform its obligations hereunder except as provided in Section 6.4 and as otherwise expressly contemplated hereby, and neither the termination of this

         Agreement nor anything contained in this Section 6.3(5) shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein, except as expressly provided in Section 6.5(2).

SECTION 6.4       BREAK AND OTHER FEES.
(1)      If:

         (a)      the Purchaser shall terminate this Agreement pursuant to
                  Section 6.3(3)(c); or

         (b) the Agreement has been terminated by the Purchaser, the Company or automatically as a result of the requisite approval by the Company Securityholders (and/or the holders of Company Common Shares pursuant to OSC Rule 61-501) not being obtained at the Company Meeting, or the Effective Date not occurring on or prior to the Outside Date, and in either case an Acquisition Proposal has been made by any Person prior to the holding of the Company Meeting (unless the Purchaser has made a material misrepresentation on the date hereof or materially breached a covenant in this Agreement in such a manner that, taking into account Section 5.4, the Company would be entitled to rely on the failure of a condition set forth in Sections 5.3(a) or (b) as a reason not to complete the Arrangement);

         then in any such case the Company shall pay to the Purchaser a "break fee" of U.S. $625,000, together with reimbursement of the Purchaser's out-of-pocket costs and expenses, to an aggregate cap of U.S. $1.25 million, in immediately available funds to an account designated by the Purchaser. Such payment shall be due (A) in the case of a termination specified in clause (a), within two Business Days after written notice of termination by the Purchaser or (B) in the case specified in clause
         (b), within two Business Days after the earlier of the Outside Date or the termination of the Agreement, as applicable. The Company shall not be obligated to make more than one payment pursuant to this Section 6.4(1).

(2) If either the Company or the Purchaser shall terminate this Agreement pursuant to Section 6.3(1) or (2), or this Agreement shall terminate under Section 6.3(5), in each case as a result of not having obtained the requisite approval by the Company Securityholders (and/or by the holders of Company Common Shares pursuant to OSC Rule 61-501) at the Company Meeting, then, except in the circumstances contemplated in
         Section 6.4(1) above, within two Business Days after written notice of termination by the Purchaser or contemporaneously with or prior to written notice of termination by the Company, respectively, as a result thereof, the Company shall reimburse to the Purchaser the Purchaser's out-of-pocket costs and expenses in connection with the transaction contemplated by this Agreement, to a maximum of U.S. $1,000,000, in immediately available funds to an account designated by the Purchaser (unless the termination is as a result of the Purchaser having made a material misrepresentation at the date hereof or materially breached a covenant in this Agreement in such a manner that, taking into account Section 5.4, the Company would be entitled to rely on the failure of a condition set forth in Sections 5.3(a) or (b) as a reason not to complete the Arrangement).

(3) Despite anything to the contrary contained in this Section 6.4, in the event that this Agreement is terminated solely as a result of the failure to satisfy a condition in respect of any of the Regulatory Approvals, without any default of either party, then no fees shall be payable under this Section 6.4 and each party shall bear their own expenses.

(4) Despite anything to the contrary contained in this Section 6.4, in the event that this Agreement is terminated pursuant to Section 6.3(3)(d), then no fees shall be payable under this Section 6.4 and each party shall bear their own expenses.

(5)      Any obligation to make a payment as a result of this Section 6.4 (and
         Section 6.5(2)) shall survive the termination of this Agreement.

(6)      This Section 6.4 is subject to Section 6.5(2) hereof.

SECTION 6.5       REMEDIES.
(1) The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

(2) Despite the foregoing, the Purchaser shall not be entitled to seek money damages in circumstances where an amount is owing and has been paid to it under Section 6.4 unless it has first returned the amount previously paid to it under Section 6.4, to the intent that the Purchaser must in such circumstances elect to either sue for money damages or accept the fees paid under
         Section 6.4, but not both.

                                   ARTICLE 7
                                    GENERAL

SECTION 7.1       NOTICES.
         All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

         (a)      If to the Purchaser, at:

                           c/o the Purchaser
                           54 Rue La Boetie
                           75008 Paris France

                           Attention:            General Counsel

                           Telecopier No.:       011-331-4076-1435

                  with a copy to:

                           Stikeman Elliott LLP
                           Box 85, Commerce Court West
                           199 Bay Street, 53rd Floor
                           Toronto, Ontario, Canada  M5L 1B9

                           Attention:            Simon Romano and Greg Hogan
                           Telecopier No.:       (416) 947-0866

         (b)      If to the Company at:

                           One Brunswick Square
                           14th Floor
                           Saint John, New Brunswick
                           E2L 3Y2

                           Attention:            Chief Executive Officer
                           Telecopier No.:       (506) 631-3610

                  with a copy to:

                           McCarthy Tetrault LLP
                           Box 48, Toronto Dominion Bank Tower

                           Toronto Dominion Centre, 47th Floor
                           Toronto, Ontario, Canada  M5K 1E6

                           Attention:            Gary Girvan and Ian Palm
                           Telecopier No.:       (416) 868-0673

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

SECTION 7.2       ASSIGNMENT.
         No party hereto may assign its rights or obligations under this Agreement or the Arrangement, except that the Purchaser may assign all or part of its rights, without reducing its own obligations hereunder, to a subsidiary.

SECTION 7.3       BINDING EFFECT.
         This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and no third party shall have any rights hereunder.

SECTION 7.4       WAIVER AND MODIFICATION.
         The Company and the Purchaser may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent. No waiver shall operate as a waiver of any other matter whatsoever.

SECTION 7.5       FURTHER ASSURANCES.
         Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

SECTION 7.6       EXPENSES.
(1) Subject to Section 6.4(2), the parties agree that all out-of-pocket expenses of the parties relating to the Arrangement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses, except that, subject to Section 6.4(2), all competition or anti-trust filing or similar fees shall be shared 50/50 by the parties.

(2) The Company represents and warrants to the Purchaser that, except for any amounts owing to CIBC World Markets Inc. by the Company pursuant to and in accordance with the terms of a written and executed agreement existing as at the date hereof and disclosed to the Purchaser on or prior to the date hereof, no broker, finder or investment banker is or will be entitled to any brokerage, finder's or other fee or commission from the Company or any subsidiary of the Company in connection with the transactions contemplated hereby or by the Arrangement.

(3) Nothing in this Agreement will prevent or limit the Company from paying the reasonable (and previously agreed, if applicable) professional fees and disbursements (plus applicable taxes, if any) of CIBC World Markets Inc., McCarthy Tetrault LLP and Vinson & Elkins LLP incurred by the Company in connection with the Arrangement and the transactions contemplated hereby.

SECTION 7.7       CONSULTATION.
         The Purchaser and the Company agree to consult with each other as to the general nature of any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective commercially reasonable efforts, subject to applicable Laws, not to issue any news releases or public statements inconsistent with the results of such consultations. Each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue a joint news release in the agreed form with respect to this Arrangement as soon as practicable following the execution of this Agreement. The Purchaser and the Company also agree to consult with each other in preparing and making any filings and communications in connection with any Regulatory Approvals or other regulatory approvals and in seeking any third party consents under leases, licenses or other agreements.

SECTION 7.8       GOVERNING LAWS.
         This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as a Ontario contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

SECTION 7.9       JUDGEMENT CURRENCY.
         If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to a party in any currency (the "ORIGINAL CURRENCY") into another currency (the "OTHER CURRENCY"), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such party could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable law, on the day on which the judgment is paid or satisfied.

SECTION 7.10      TIME OF ESSENCE.
         Time shall be of the essence in this Agreement.

SECTION 7.11      COUNTERPARTS.
         This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF the parties hereto have executed this Arrangement Agreement as of the date first written above.

                              ALCATEL


                              By:  /s/ ANNE-LISE SCAILLIEREZ
                                 -----------------------------------------------
                                  Authorized Signing Officer




                              IMAGICTV INC.

                              By:  /s/ Peter G. Jollymore
                                 -----------------------------------------------
                                  Authorized Signing Officer

                              By:  /s/ Gerald L. Pond
                                 -----------------------------------------------
                                  Authorized Signing Officer

                              By:

                                   SCHEDULE A
                             ARRANGEMENT RESOLUTION
               SPECIAL RESOLUTION OF THE COMPANY'S SECURITYHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "Arrangement") under Section 192 of the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") involving I CO ("the Company"), as more particularly described and set forth in the Management Information Circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Schedule B to the Arrangement Agreement (the "Arrangement Agreement") made between A CO (the "Purchaser") and the Company (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company or that the Arrangement has been approved by the Courts, the directors of the Company are hereby authorized and empowered without further notice to or approval of the securityholders of the Company (i) to amend (in a non-material way) the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

                           ---------------------------

                                 SCHEDULE B

                             PLAN OF ARRANGEMENT
                              UNDER SECTION 192
                  OF THE CANADA BUSINESS CORPORATIONS ACT

                                  ARTICLE 1
                               INTERPRETATION

SECTION 1.1       DEFINITIONS.
         In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:


         "AFFILIATE" shall mean an "affiliated entity" within the meaning of OSC Rule 45-501.

         "ARRANGEMENT" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 6.1 of the Arrangement Agreement or Article 6 hereof or made at the direction of the Court (with the consent of the Purchaser).

         "ARRANGEMENT AGREEMENT" means the arrangement agreement made as of February 6, 2003 between the Purchaser and the Company, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

         "ARRANGEMENT RESOLUTION" means the special resolution of the Company Securityholders, to be substantially in the form and content of Schedule A annexed to the Arrangement Agreement.

         "ARTICLES OF ARRANGEMENT" means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

         "BUSINESS DAY" means any day on which commercial banks are generally open for business in Toronto, New York City and Paris, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, New York City or Paris under applicable laws.

         "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended.

         "CERTIFICATE" means the certificate of arrangement giving effect to the Arrangement issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed.

         "COMPANY" means Imagic TVInc., a corporation existing under the laws of Canada.

         "COMPANY CIRCULAR" means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, to be sent to the Company Securityholders in connection with the Company Meeting.

         "COMPANY COMMON SHARES" means the common shares, without par value, in the capital of the Company.

         "COMPANY MEETING" means the special meeting of Company
         Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement.

         "COMPANY OPTIONS" means the Company Common Share purchase options granted under the Company Share Option Plans.

         "COMPANY SECURITYHOLDERS" means the holders of Company Common Shares and/or the Company Options.

         "COMPANY STOCK OPTION PLANS" means the employee share option plans of the Company, as amended.

         "COMPANY MEETING DATE" means the date of the Company Meeting.

         "CORALEC" means Coralec, a subsidiary of the Purchaser.

         "COURT" means the Superior Court of Justice (Ontario).

         "DEPOSITARY" or "EXCHANGE AGENT" means [The Bank of New York] at its offices set out in the Letter of Transmittal.

         "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA.

         "DISSENT RIGHTS" has the meaning ascribed thereto in Section 3.1 hereof.

         "DISSENTING SHAREHOLDER" means a (registered) holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights.

         "EFFECTIVE DATE" means the [day next following the - TBD] date shown on the Certificate.

         "EFFECTIVE TIME" means 12:00 noon (Toronto time) on the Effective
         Date.

         "EXCHANGE RATIO" has the meaning ascribed thereto in the Arrangement Agreement.

         "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Purchaser) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

         "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

         "HOLDERS" means, when used with reference to the Company Common Shares or to the Company Options, the holders of such shares or options, respectively, shown from time to time in the register maintained by or on behalf of the Company in respect of such securities.

         "INTERIM ORDER" means the interim order of the Court, as the same may be amended (with the consent of the Purchaser), in respect of the Arrangement, as contemplated by Section 2.3 of the Arrangement Agreement.

         "ITA" means the INCOME TAX ACT (Canada), as amended.

         "LETTER OF TRANSMITTAL" means the form of letter of transmittal for use by holders of the Company Common Shares, in the form accompanying the Company Circular.

         "ORAs" has the meaning ascribed thereto in the Arrangement Agreement.

         "PERSON" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

         "PURCHASER" means Alcatel, a corporation existing under the laws of the Republic of France.

         "PURCHASER ADRS" means the Class A American Depositary Receipts of the Purchaser.

         "PURCHASER ADSS" means the Class A American Depositary Shares of the Purchaser.

         "PURCHASER SHARES" means the class A shares in the capital of the Purchaser, par value Euro 2 each.

         "PURCHASER SUBCO" means -, subsidiary of the Purchaser.
         [to be established]

         "REVISED OPTIONS" has the meaning ascribed thereto in Section 2.2 hereof.

         "TRUST" and "TRUSTEE" have the meanings ascribed thereto in the Arrangement Agreement.

SECTION 1.2       SECTIONS AND HEADINGS
         The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any references in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

SECTION 1.3       NUMBER, GENDER AND PERSONS
         In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and VICE VERSA, and words importing any gender include all genders.

                                    ARTICLE 2
                                 THE ARRANGEMENT

SECTION 2.1       BINDING EFFECT
         This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, the Trust and the Trustee,
(ii) the Purchaser, Coralec and Purchaser Subco, (iii) all holders and all beneficial holders of Company Common Shares and Company Options from time to time, and (iv) all holders and all beneficial holders of Revised Options from time to time.

Section 2.2       ARRANGEMENT
         Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

         (a) each Company Common Share (other than (A) Company Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of the Company Common Shares held by them and (B) Company Common Shares, if any, held by the Purchaser or any affiliate thereof) will be transferred by the holder thereof, without any further act or formality on its part, and free and clear of all liens, claims and encumbrances, to Purchaser Subco in exchange (via the procedures set forth in section 2.2 of the Arrangement Agreement) for that number of fully paid and non-assessable Purchaser ADSs (represented by ADRs) equal to the Exchange Ratio (subject to Section 4.2 hereof), and the name of each such holder will be removed from the register of holders of Company Common Shares and added to the register of holders of Purchaser ADSs, and Purchaser Subco will be recorded as the registered holder of the Company Common Shares so transferred and will be deemed to be the legal and beneficial owner of such Company Common Shares; and

         (b) each Company Option that has not been duly exercised prior to the Effective Time, whether vested or unvested, shall, by virtue of this Plan of Arrangement and without any further action of the Company or the Purchaser, represent an option (a "Revised Option") to purchase a number of Purchaser Shares equal to the product of the Exchange Ratio multiplied by the number of Company Common Shares subject to such Company
               Option. Such Revised Option shall provide for an exercise price per Purchaser Share in Euros equal to the product of (i) the quotient of (y) the exercise price per Company Common Share of such Company Option immediately prior to the Effective
               Time, divided by (z) the Exchange Ratio, and (ii) the Euro Exchange Rate (rounded up to the next whole cent). For the purposes hereof, the Euro Exchange Rate shall equal the simple average of the Bank of Canada noon exchange rate for Euros for each of the ten consecutive Toronto Stock Exchange trading days ending three days prior to the Effective Date. If the foregoing calculation results in a Revised Option being exercisable for a fraction of a Purchaser Share, then the number of Purchaser Shares subject to such Revised Option shall be rounded down to the next whole number of Purchaser Shares and the total exercise price for the Revised Option shall be reduced by the exercise price of the fractional Purchaser Share. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Revised Option will otherwise be unchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Revised Option.


SECTION 2.3          ADJUSTMENTS TO EXCHANGE RATIO
         (a) Subject to paragraph (b) below, the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Purchaser Shares or Company Common Shares, other than stock dividends paid on the Purchaser Shares in lieu of ordinary course dividends), reorganization, recapitalization or other like change with respect to Purchaser Shares or Company Common Shares occurring after the date of the Arrangement Agreement and prior to the Effective Date.

         (b)   The foregoing is subject to section 2.4 of the Arrangement
               Agreement.

                                   ARTICLE 3
                                RIGHTS OF DISSENT

SECTION 3.1         RIGHTS OF DISSENT

         Holders of Company Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

         (a) are ultimately determined to be entitled to be paid fair value for their Company Common Shares, shall be deemed to have transferred such Company Common Shares to the Purchaser (or Purchaser Subco, if it so directs) in consideration for a payment of cash from the Purchaser equal to such fair value; or

         (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares and shall receive Purchaser ADSs on the basis determined in accordance with Section 2.2(a) above;

but in no case shall the Purchaser, Purchaser Subco, Coralec, the Company, the Trustee, the Exchange Agent or any other Person be required to recognize such holders as holders of Company Common Shares after the Effective Time, and the names of such holders of Company Common Shares shall be deleted from the registers of holders of Company Common Shares at the Effective Time.


                                   ARTICLE 4
                     CERTIFICATES AND FRACTIONAL SHARES

SECTION 4.1         EXCHANGE OF CERTIFICATES FOR PURCHSER ADSs
         At or promptly after the Effective Time, the Purchaser shall cause to be deposited with the Exchange Agent, for the benefit of the holders of Company Common Shares who will receive Purchaser ADSs in connection with the Arrangement, and pursuant to the Trust Agreement and the procedures set forth in section 2.2 of the Arrangement Agreement, certificates representing that whole number of Purchaser ADSs to be delivered pursuant to Section 2.2(a) hereof, and cash in an amount sufficient to make the payments contemplated in
Section 4.2 hereof. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Company Common Shares (each, a "CERTIFICATE" and collectively, the "CERTIFICATES") whose shares were exchanged into the right to receive Purchaser ADSs under the Arrangement pursuant to Section 2.2(a), (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Purchaser may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates. Upon surrender to the Exchange Agent for cancellation of a Certificate, together with a duly completed Letter of Transmittal and such other documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, a Purchaser ADR representing that number of whole Purchaser ADSs which such holder has the right to receive (together with any cash in lieu of fractional Purchaser ADSs pursuant to Section 4.2 hereof, less any amounts withheld pursuant to Section
4.5 hereof), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares which was not registered in the transfer records of Company, the amount of cash and/or Purchaser ADRs representing the proper number of whole Purchaser ADSs may be paid and issued to the transferee if the Certificate is presented to the Exchange Agent accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such transfer, including payment of any applicable stock transfer taxes. Until surrendered as contemplated by this Section 4.1, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) a Purchaser ADR representing the Purchaser ADSs as contemplated by this Section 4.1, and (ii) a cash payment in lieu of any fractional Purchaser ADSs pursuant to Section 4.2 hereof, and (iii) subject to Section 2.3 hereof, any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to the Purchaser ADSs referred to in (i) above, in each case less any amounts withheld pursuant to Section 4.5 hereof. No dividends or other distributions declared or made after the Effective Time with respect to Purchaser ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Purchaser ADSs represented thereby until the holder of record of such Certificate shall surrender such Certificate; provided, however, that in accordance with Section 2.3 hereof, the Purchaser ADSs will not be entitled to the 2003 Dividend regardless of the timing of the record date.

SECTION 4.2         NO FRACTIONAL PURCHASER ADSs
          No Purchaser ADRs representing fractional Purchaser ADSs shall be issued upon the surrender for exchange of Certificates pursuant to Section
4.1 hereof and no dividend, stock split or other change in the capital structure of the Purchaser shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of the Purchaser. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in a Purchaser ADS will receive from the Purchaser a cash payment equal to such fractional interest multiplied by the current market price of a Purchaser ADS, as determined by the Purchaser in its discretion, less any amounts withheld pursuant to Section 4.5 hereof.

SECTION 4.3         LOST CERTIFICATES
         In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such exchange, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, any cash and/or Purchaser ADRs representing Purchaser ADSs (and, subject to Section 2.3 hereof, any dividends or distributions with respect thereto) deliverable in accordance with Section 2.2, in each case less any amounts withheld pursuant to Section
4.5 hereof. When authorizing such payment in exchange for any lost, stolen or destroyed Certificate, the Person to whom cash and/or Purchaser ADRs representing Purchaser ADSs are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Company and the Purchaser and their respective transfer agents in such sum as the Company, the Purchaser or their respective transfer agents may direct or otherwise indemnify the company, the Purchaser and their respective transfer agents in a manner satisfactory to them against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4.4         EXTINCTION OF RIGHTS
         Any Certificate that is not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature whatsoever. On such date, the cash or Purchaser ADSs to which the former holder of the Certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to the Purchaser. None of the Purchaser, Purchaser Subco, Coralec, the Trustee, the Company or the Exchange Agent shall be liable to any person in respect of any cash or property delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

SECTION 4.5         WITHHOLDING RIGHTS
          The Company, the Purchaser and the Exchange Agent shall be entitled to deduct and withhold from any dividend, distribution, payment or consideration otherwise payable to any holder of Company Common Shares, Purchaser ADSs or Purchaser Shares such amounts as the Company, the Purchaser, Purchaser Subco, the Trustee or the Exchange Agent is required to deduct and withhold with respect to such payment under the ITA, French tax laws, United States tax laws or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, and such withheld amounts shall be remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Company, the Purchaser, Purchaser Subco, the Trustee and the Exchange Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Company, the Purchaser, Purchaser Subco, the Trustee or the Exchange Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, the Purchaser, Purchaser Subco, the Trustee or the Exchange
Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.


                                  ARTICLE 5
                                  AMENDMENTS

SECTION 5.1         AMENDMENTS TO PLAN OF ARRANGEMENT
(1) The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective

         Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders of Company Common Shares and Company Options if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by each of the Company and the Purchaser, and (ii) if required by the Court, it is consented to by holders of Company Common Shares and Company Options voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Purchaser ADSs acquired pursuant to this Plan of Arrangement.


                                  ARTICLE 6
                             FURTHER ASSURANCES

SECTION 6.1         FURTHER ASSURANCES
         Each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.



                              ---------------------

                                   SCHEDULE C
                              REGULATORY APPROVALS

CANADA
-        receipt of an advance ruling certificate ("ARC") in accordance with section 102 of the COMPETITION ACT (Canada); or receipt of a waiver of the notification requirement under Part IX of the COMPETITION ACT (Canada) pursuant to section 113(c) of the COMPETITION ACT (Canada) as well as written confirmation from the Commissioner of Competition that he has no intention to file an application under section 92 of the COMPETITION ACT (Canada) in connection with the transactions contemplated by this Agreement (a "NO ACTION LETTER"); or receipt of a no action letter and the expiry of the statutory waiting period under section 123 of the COMPETITION ACT (Canada)

- exemption orders or approvals from Canadian provincial and territorial securities regulators on terms and conditions satisfactory to the Purchaser with respect to all of the matters referred to in Sections 2.7(1), 2.7(2) and 2.7(4) of the Agreement, and on terms and conditions satisfactory to the Company with respect to the matters referred to in Sections 2.7(1) and 2.7(3) of the Agreement to the extent that they relate to the Company Shareholders

UNITED STATES
- approval of the NYSE to the listing of the Purchaser ADSs to be issued under the Arrangement, subject to official notice of issuance, on terms and conditions satisfactory to the Purchaser

FRANCE
- the filing of a prospectus (NOTE D'OPERATION) issued in connection with the transactions related to the Arrangement with the COB and the approval (visa) of such prospectus by the COB on terms and conditions satisfactory to the Purchaser

- approval of the COB to the listing of the additional Purchaser Shares to be issued under the Arrangement and upon the exercise of the Revised Options and related matters on terms and conditions satisfactory to the Purchaser

                              ---------------------

                                   SCHEDULE D

                    COMPANY'S REPRESENTATIONS AND WARRANTIES

(a) ORGANIZATION. Each of the Company and its subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. The only subsidiaries of the Company are the following: iMagicTV (US), Inc. and iMagicTV (UK) Limited. All of the outstanding shares and other ownership interests of the Company's subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly by the Company, free and clear of all material liens, claims or encumbrances, except as has been set forth in the Company Disclosure Letter or pursuant to restrictions on transfers contained in articles or similar documents, and except as aforesaid there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Company's subsidiaries. The Company Disclosure Letter sets out the jurisdictions of incorporation of each of the Company's subsidiaries and all jurisdictions in which each of it and its subsidiaries carry on business. Except as set out in the Company Disclosure Letter, the Company and its subsidiaries are duly qualified, licensed or registered to carry on business and in good standing in all required jurisdictions. Other than the Company's subsidiaries described above, and other than as set forth in the Company Disclosure Letter, neither the Company nor its subsidiaries owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person (including any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated).

(b) CAPITALIZATION. The authorized capital of the Company consists of an unlimited number of Company Common Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are 24,731,607 Company Common Shares (and no more) and no preferred shares issued and outstanding. In addition, as at the date hereof, options to acquire an aggregate of not more than 2,729,172 Company Common Shares are granted and outstanding under the Company Share Option Plans, and apart from such 2,729,172 Company Common Shares, no shares are reserved for any other purpose. Except as described in the preceding sentences of this paragraph (b) and in paragraph (a), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any of the Company's subsidiaries to issue or sell any shares of the Company or any of the Company's subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any of the Company's subsidiaries. The Company Disclosure Letter contains a true and complete list of each Person who holds a Company Option and their location as of the date hereof, together with the number of Company Common Shares subject to such Company Option, the date of grant of such Company Option, the exercise price of such Company Option, the expiration date of such Company Option, the vesting schedule for such Company Option and whether or not such Company Option is intended to qualify as an "incentive stock option" within the meaning of section 422(b) of the US Code. All Company Common Shares subject to issuance under the Company Share Option Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in the Company Disclosure Letter by name of optionholder, and subject in all events to the terms of the Arrangement and any waiver thereof by such optionholder, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Arrangement (whether alone or upon the occurrence of any additional or subsequent events). All outstanding Company Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights in the articles of the Company or otherwise. Except as described in the preceding sentences of this paragraph (b), there are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any subsidiary having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the Company Shareholders on any matter. Except as has been set forth in the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any of the Company's subsidiaries to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Company's subsidiaries. There are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company, any subsidiary or any other Person, other than as set forth in the Company Disclosure Letter and other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business.

(c) CORPORATE DOCUMENTS. The Company has heretofore furnished to Purchaser a complete and correct copy of its Articles of Incorporation (as amended, the "COMPANY ARTICLES OF INCORPORATION") and By-Laws (as amended, the "COMPANY BY-LAWS"), and a complete and correct copy of the equivalent organizational documents of each of the Company's subsidiaries, each as amended to date. Such Company Articles of Incorporation and Company By-Laws, and such equivalent organizational documents of each of the Company's subsidiaries, are in full force and effect, provided however that the current version of By-law No. 1 of the Company is subject to confirmation by the Company Shareholders at the next meeting of the Company Shareholders (and thus will occur at the Company Meeting, failing which the prior version shall be in force). The Company is not in violation of any of the provisions of the Company Articles of Incorporation or Company By-Laws, and none of the Company's subsidiaries is in violation of any of the provisions of its equivalent organizational documents.

(d)      AUTHORITY AND NO VIOLATION.

         (i) The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

                  (A) with respect to the Company Meeting, the Company Circular and other documents and matters relating solely thereto, the approval of the Board of Directors of the Company; and

                  (B) with respect to the completion of the Arrangement, the requisite approval of the Company
                           Securityholders.

         (ii) This Agreement has been duly executed and delivered by the Company and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, to the limitation on Canadian courts awarding judgements in foreign currencies, and to general principles of equity.

         (iii) The Board of Directors of the Company has (A) determined as of the date hereof unanimously (among all directors not excluded from the vote due to conflict) that the Arrangement is fair to the Company Securityholders and is in the best interests of the Company, (B) received an opinion from CIBC World Markets Inc. to the effect that, as of the date of this Agreement, the consideration to be offered to the Company Securityholders pursuant to the Arrangement is fair from a financial point of view to the Company Securityholders, and (C) determined as of the date hereof to unanimously (among all directors not excluded from the vote due to conflict) recommend that the Company Securityholders vote in favour of the Arrangement. The directors of the Company that hold Company Common Shares or Company Options have advised the Company that, as of the date hereof, they intend to vote their Company Common Shares and/or their Company Options, if any, in favour of the Arrangement and will so represent in the Company Circular. The Company is not subject to a shareholder rights plan or "poison pill" or similar plan.

         (iv) The approval of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not, except as set out in the Company Disclosure Letter:

                  (A) result (with or without notice or the passage of time) in a violation or breach of or default under, require any consent to be obtained under or give rise to any termination, purchase or sale rights, acceleration or payment obligation under any provision of:

                           (I) The Company Articles of Incorporation, the Company By-Laws or the equivalent organizational documents of each of the Company's subsidiaries (including any unanimous shareholder agreement or declaration, if applicable);

                           (II) any Laws, judgement or decree (subject to obtaining the Regulatory Approvals relating to the Company); or

                           (III) except as could not reasonably be expected to individually or in the aggregate have a Material Adverse Effect on the Company, any contract, agreement, lease, license, franchise or permit to which the Company or any subsidiary is party or by which it is bound or subject or is the beneficiary;

                  (B) give rise to any right of termination or acceleration of indebtedness of the Company or any subsidiary, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Company or any subsidiary to cease to be available;

                  (C) result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any of its subsidiaries; or

                  (D) restrict, hinder, impair or limit the ability of the Company or any subsidiary to carry on the business of the Company or any subsidiary as and where it is now being carried on.

                  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Company and its subsidiaries in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings with the Director under the CBCA, (D) the Regulatory Approvals relating to the Company, and (E) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which have been set forth in the Company Disclosure Letter.

(e) NO DEFAULTS. Subject to obtaining the Regulatory Approvals relating to the Company and except as has been disclosed in the Company Disclosure Letter, neither the Company nor any of its subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party, nor, to the knowledge of the Company, of any other party to any such contract, agreement, license or franchise, which in either case could reasonably be expected to individually or in the aggregate have a Material Adverse Effect on the Company.

(f) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as has been disclosed in the Company Disclosure Letter or Publicly Disclosed by the Company, from February 28, 2002 through to the date hereof, each of the Company and its subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred:

         (i) a Material Adverse Change (determined without regard to the higher numerical threshold in the definition of "material") with respect to the Company;

         (ii) any damage, destruction or loss not fully covered by insurance that could reasonably be expected to have a Material Adverse Effect (determined without regard to the higher numerical threshold in the definition of "material") on the Company;

         (iii) any redemption, repurchase or other acquisition of the Company Common Shares by the Company or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the Company Common Shares;

         (iv) any material increase in or modification of the compensation payable or to become payable by it to any of its or its subsidiaries' directors or officers, or any grant to any such director or officer any increase in severance or termination pay;

         (v) any material increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights), supplemental pension arrangement, profit sharing arrangement, retirement allowance, deferred compensation or incentive compensation arrangement, or any other form of compensation or benefits payable to, or any loan to, any officers or directors of the Company or any subsidiary;

         (vi) any increase in or modification of the compensation payable or benefits of its employees or independent contractors either generally or in respect of a substantial proportion of the outstanding employees or independent contractors;

         (vii) any acquisition or sale of its property or assets aggregating 1% or more of the Company's total consolidated property and assets as at February 28, 2002 other than in the ordinary and regular course of business consistent with past practice, and other than in respect of the sale of approximately U.S. $200,000 of furniture and equipment at cost in conjunction with the closing of the Company's offices in Raleigh, North Carolina;

         (viii) any capital expenditure or commitment therefor which individually or in the aggregate exceeded U.S. $250,000 or was out of the ordinary course;

         (ix) any compromise or settlement of any proposed or actual litigation, other than in respect of a settlement reached by the Company and a former customer, Integrated Homes, pursuant to which the Company was not required to make any payment to Integrated Homes;

         (x)      the cancellation of any insurance coverage;

         (xi) any entering into, amendment of, relinquishment, termination or non-renewal by it of any contract, agreement, license, franchise, lease transaction, commitment or other right or obligation that could reasonably be expected to have a Material Adverse Effect (determined without regard to the higher numerical threshold in the definition of "material") on the Company;

         (xii) any resolution to approve a split, consolidation or reclassification of any of its outstanding shares;

         (xiii) any material change in its accounting methods, principles or practices;

         (xiv) any guarantee of the payment of indebtedness or any incurrence of indebtedness for borrowed money or any issue or sale of any debt securities except in the ordinary and regular course of business consistent with past practice;

         (xv) except in the usual, ordinary and regular course of business and consistent with past practice: (A) any satisfaction or settlement of any claims or liabilities prior to the same being due, which were, individually or in the aggregate, in excess of U.S. $250,000; or (B) any grant of any waiver, exercise of any option (not including Company Options) or relinquishment of any contractual rights which were, individually or in the aggregate, material; or (C) entered into any interest rate, currency or commodity swaps, hedges or other similar financial instruments, or any other derivatives;

         (xvi) any revaluation by the Company or any of its subsidiaries of any of its assets, including, without limitation, writing down the value of capitalized software or inventory or writing off notes or accounts receivable, except as has been provided for in the financial statements of the Company for the fiscal year ended February 28, 2002;

         (xvii) any material adverse change in any customer, supplier, licensee or licensor relationship, including any material cancellation, termination or adverse modification or threatened material cancellation, termination or adverse modification of any such relationship; or

         (xviii) any agreement or commitment to do any of the foregoing, whether or not in writing.

(g)      EMPLOYMENT MATTERS.

         (i) Except as has been disclosed in the Company Disclosure Letter, neither the Company nor any subsidiary is a party to any agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer, other than any common law obligations of reasonable notice of termination or pay in lieu thereof and any statutory obligations.

         (ii) Except as has been set forth in the Company Disclosure Letter, the Company or its subsidiaries are not subject to any collective bargaining agreements, and there are no current, pending or, to the knowledge of the Company, threatened strikes or lockouts at the Company or any subsidiary.

         (iii) Except as has been set forth in the Company Disclosure Letter, neither the Company nor any subsidiary is subject to any litigation, actual or, to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors.

         (iv) The Company and its subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any board or tribunal with respect to any of the above areas, other than as has been set forth in the Company Disclosure Letter.

         (v) There are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company or any subsidiary.

(h) FINANCIAL STATEMENTS; CONTINGENT LIABILITIES. The audited consolidated financial statements for the Company as at and for each of the 12-month periods ended on or about February 28, 2002 and 2001 and February 29, 2000 and the unaudited consolidated financial statements for the 3-, 6- and 9- month periods ended May 31, August 31 and November 30, 2002 and 2001 have been prepared in accordance with Canadian generally accepted accounting principles (subject, in the case of such unaudited financial statements, to the absence of notes and to usual and non-material year-end adjustments), and such financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of such unaudited financial statements, to usual and non-material year-end adjustments. Such financial statements complied as to form in all material respects with the published rules and regulations of the SEC and all Canadian securities regulatory authorities applicable as at the date of their publication by the Company, and the audited financial statements have also been reconciled to U.S. generally accepted accounting principles in accordance with the requirements of the SEC applicable as at the date of their publication by the Company. Except as Publicly Disclosed by the Company in disclosure documents filed by the Company and available on www.sedar.com (the "COMPANY

         DOCUMENTS") filed after February 28, 2002 and prior to the date hereof, and except for liabilities and obligations incurred in the ordinary course of business since the date of the most recent consolidated balance sheet included in the Company Documents, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect (determined without regard to the higher numerical threshold in the definition of "material") on the Company. All accounts receivable are bona fide.

(i) BOOKS AND RECORDS. The financial books, records and accounts of the Company and its subsidiaries, in all material respects, (i) have been maintained in accordance with Canadian generally accepted accounting principles on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries and
         (iii) accurately and fairly reflect the basis for the Company consolidated financial statements. The Company's and the Company subsidiaries' corporate minute books contain minutes of all meetings and resolutions of the directors and shareholders held, and full access thereto has been provided to the Purchaser (except in respect of 2002 board meetings). The Company and its subsidiaries have ready access to all of their books, records and other information.

(j) LITIGATION, ETC. Except as has been set forth in the Company Disclosure Letter or Publicly Disclosed by the Company, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any subsidiary or, to the knowledge of the Company, any of their respective directors or officers in their capacities as such before any court or Governmental Entity. Neither the Company nor any subsidiary, nor any of their respective assets and properties, nor to the knowledge of the Company any of their respective directors or officers in their capacities as such, is subject to any outstanding judgement, order, writ, injunction or decree. Except as has been set forth in the Company Disclosure Letter, to their knowledge, the Company and its subsidiaries are not subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered. To the knowledge of the Company, there are no events or circumstances which could reasonably be expected to give rise to any claims or disputes or potential claims or disputes involving the Company or its subsidiaries, in each case which could reasonably be expected to have a Material Adverse Effect (determined without regard to the higher numerical threshold in the definition of "material") on the Company.

(k) BANK ACCOUNTS; POWERS OF ATTORNEY. The Company Disclosure Letter sets out a list of all of the Company's and its subsidiaries' bank accounts, with signing authorities, and of all powers of attorney granted by any of them.

(l)      ENVIRONMENTAL. Except as has been set forth in the Company Disclosure
         Letter:

         (i) all operations of the Company and its subsidiaries have been conducted, and are now, in compliance with all Environmental Laws; and

         (ii) none of the property currently or previously owned or used by the Company or the subsidiaries (for greater certainty, including any predecessors) is or was used as a waste disposal or landfill site, contains or contained asbestos, PCBs, UFFI, radioactive substances, or underground storage tanks, or is or was contaminated.

(m)      TAX MATTERS. Except as has been set forth in the Company Disclosure
         Letter:

         (i) The Company and each of its subsidiaries have filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects), and have paid, or caused to be paid, all material amounts of Taxes shown to be due and payable thereon or otherwise required to be paid prior to or as of the date hereof, and the Company's most recently published financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. The Company and each of its subsidiaries have made adequate provision in accordance with Canadian generally accepted accounting principles in their books and records for any material amounts of Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements. Neither the Company nor any subsidiary is required to include in income for any period after the Effective Time or for any prior period, to the extent not adequately reflected on the Company's financial statements, (i) any material items in respect of any change in accounting methods or (ii) any material amount of gain with respect to instalment sales. There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or filing of any Tax Returns, or the payment of any Taxes, involving the Company or any of its subsidiaries.

         (ii) Neither the Company nor any subsidiary has received any written notification that any issues involving Taxes have been raised (and are currently pending) by Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns filed or required to be filed or any Taxes otherwise required to be paid, and no waivers of statutes of limitations, or objections to any assessments or reassessments, have been given or requested or made with respect to the Company or any subsidiary. All liability of the Company and its subsidiaries for income taxes has been assessed for all fiscal years up to and including the fiscal year ended February 28, 2002, except as set forth in the Company Disclosure Letter. Neither the Company nor any subsidiary has received any written notice from any taxing authority to the effect that any Tax Return is being examined. To the best of the knowledge of the Company, there are no proposed but unassessed additional Taxes involving the Company or any subsidiary and none has been asserted in writing. There are no proceedings (or, to the knowledge of the Company, investigations) pending (or, to the knowledge of the Company, threatened) against the Company or any subsidiaries relating to taxes, and the Company has no knowledge of any valid basis for any such proceeding. All required withholdings in respect of Taxes have been made and paid to the appropriate authority by the Company and its subsidiaries. No Tax liens have been filed other than for Taxes not yet due and payable. Neither the Company nor any of its subsidiaries is a party to any Tax sharing or other similar agreement or arrangement of any nature with any other person (other than the Company or any of its subsidiaries) pursuant to which the Company or any of its subsidiaries has or could have any liabilities in respect of Taxes. Neither the Company nor any subsidiary has received a refund of any Taxes to which it was not entitled. The Company has not filed a consent pursuant to Section 341(f) of the US Code.

         (iii) Except as set forth in the Company Disclosure Letter, there are no circumstances existing which could result in the application of section 17, section 78, section 79 or sections 80 to 80.04 of the ITA, or any equivalent provision under applicable provincial tax laws, to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has claimed nor do any of them have a present intention to claim any reserve under any provision of the ITA or any equivalent provincial provision, if any amount could be included in the income of the Company or any such subsidiary for any period ending after the Effective Date.

         (iv) Neither the Company nor any of its subsidiaries is subject to any liability for Taxes of any other Person. For all transactions between the Company, on the one hand, and any non-resident Person with whom the Company was not dealing at arm's length, for the purposes of the ITA, on the other hand, during a taxation year commencing after 1998 and ending on or before the Effective Date, the Company has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the ITA. The Company has not entered into an agreement contemplated by section 191.3 of the ITA.

         (iv) "TAX" and "TAXES" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing.

(n)      PENSION AND EMPLOYEE BENEFITS.

         (i) The Company Disclosure Letter contains a list of all employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock option, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are maintained by the Company and/or any subsidiary (collectively referred to as the "COMPANY PLANS"). The Company Disclosure Letter contains a statement as to which of the Company Plans constitute "employee pension benefit plans" (as defined in Section 3(2) of the United States EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, as amended ("ERISA")) or "employee welfare benefit plans" (as defined in Section 3(1) of ERISA).

         (ii) There are no actions, suits, claims (other than non-material routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of the Company, threatened in respect of any of the Company Plans or their assets, any trustee or fiduciary of any Company Plan or the Company or any of its subsidiaries (including any director, officer or employee of any of them).

         (iii) The Company has made available to the Purchaser true, correct and complete copies of all of the Company Plans (or, in the case of any unwritten Company Plan, a description thereof) together with funding agreements, actuarial reports, funding and financial information returns and statements with respect to each Company Plan, and current plan summaries, booklets and personnel manuals. The Company has made available to the Purchaser a true and complete copy of the most recent report filed with applicable Governmental Entities with respect to each Company Plan in respect of which such a report was required.

         (iv) Other than as has been disclosed in the Company Disclosure Letter, all of the Company Plans are in compliance in all material respects with all applicable Laws and have been maintained and operated in all material respects in accordance with their terms, and all of the Company Plans are fully insured or fully funded on both a going concern and solvency basis.

         (v) No commitments have been made to improve any Company Plans, none of the Company Plans which is not a pension or retirement savings plan provide benefits to retired employees or their dependants or beneficiaries (except to the extent required under section 4980B of the US Code), and all contributions or premiums required to be paid pursuant to any Company Plan by the Company or any of its subsidiaries have been made in a timely fashion. All amounts not yet due have been accrued and are reflected in the Company's financial books and records.

         (vi) None of the Company Plans is a "multi-employer plan" or a "multiple employer plan" within the meaning of ERISA or any other plan subject to Title IV of ERISA (a "TITLE IV PLAN"), nor has the Company or any subsidiary been obligated to contribute to any such multi-employer plan or multiple employer plan or Title IV Plan at any time within the past six years.

         (vii) Each Company Plan intended to qualify under Section 401(a) of the US Code has been timely submitted to the U.S. Internal Revenue Service for a favourable determination letter in accordance with U.S. Internal Revenue Service Revenue Procedure 97-41 and its progeny. No Company Plan is, or is expected to be, under audit or investigation by the U.S. Internal Revenue Service, the U.S. Department of Labor, or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any tax or penalty. No amounts payable under any Company Plan (whether in cash, in property or in the form of benefits) will, or could reasonably be expected to, fail to be deductible for federal income tax purposes by virtue of section 162(m) of the US Code. Other than the subsidiaries disclosed in writing to the Purchaser by the Company in the Company Disclosure Letter, there are no, nor have there ever been, entities related to the Company that would be deemed a "single employer" with the Company under section 414(b), (c), (m) or (o) of the US Code or section 4001 of ERISA.

         (viii) Except as has been set forth in writing by the Company to the Purchaser in the Company Disclosure Letter, the entry into or performance by the Company of this Agreement and the completion of the Arrangement and the transactions contemplated thereby will not result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the Company or any subsidiary, or increase any benefits otherwise payable under any Company Plan or result in the acceleration of time of payment or vesting of any such benefits.

(o) REPORTS. The Company has filed with the OSC and/or the SEC and/or the TSE and/or NASDAQ true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since February 28, 2001. The Company Documents and any other such documents (the "OTHER DOCUMENTS") at the time filed (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws. The Company has not filed any confidential material change report with the OSC or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential. There are no material facts or material changes (each as defined in the Ontario Securities Act) relating to the Company or its subsidiaries or the Company Common Shares that have not been generally disclosed.

(p) COMPLIANCE WITH LAWS. Except as disclosed in the Company Disclosure Letter or Publicly Disclosed by the Company, the Company and its subsidiaries have complied at all times with and are not in violation of any applicable Laws, orders, judgements and decrees, other than non-compliance or violations which could not reasonably be expected to individually or in the aggregate have a Material Adverse Effect (determined without regard to the higher numerical threshold in the definition of "material") on the Company. Without limiting the generality of the foregoing, all securities of the Company (including, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws. Neither the Company nor any of its subsidiaries has received any notice or other communication (whether written or oral) from any Governmental Entity regarding any actual, alleged, possible or potential violation of, or any failure to comply with, any Law.

(q) RESTRICTIONS ON BUSINESS ACTIVITIES. Except as set forth in the Company Disclosure Letter or Publicly Disclosed by the Company, there is no agreement, judgement, injunction, order or decree binding upon the Company or any subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Company or any subsidiary, any acquisition of property by the Company or any subsidiary or the conduct of business by the Company or any subsidiary as currently conducted (including following the Arrangement). Except as set forth in the Company Disclosure Letter, neither the Company nor any subsidiary has entered into any agreement under which it is restricted in any material respect from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers of any class of customers, in any geographic area, during any period of time or any segment of the market or line of business.

(r) REAL PROPERTY. Except as has been disclosed in the Company Disclosure Letter, the Company and each subsidiary have good and sufficient title to the real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licences from land owners or authorities permitting the use of land by the Company or such subsidiary, necessary to permit the operation of its businesses as presently owned and conducted. Except as has been disclosed in writing by the Company to the Purchaser in the Company Disclosure Letter, the Company and each subsidiary is not a party to, or under any agreement to become a party to, any lease with respect to real property. The real property which is owned, leased or used by the Company and its subsidiaries, including the buildings thereon, are structurally sound and in good condition and repair and not in need of non-routine maintenance or repairs. All leases to which the Company or its subsidiaries is a party are in good standing.

(s) PERMITS. Except as has been disclosed in the Company Disclosure Letter, the Company and each subsidiary owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as now conducted, all of which are in good standing and have been disclosed in the Company Disclosure Letter. The Company has no reason to believe that any Governmental Entity will revoke, cancel, rescind, refuse to renew in the ordinary course or modify any of the Company's or its subsidiaries' permits, nor is any proceeding pending for any such purpose, which could reasonably be expected to individually or in the aggregate have a Material Adverse Effect (determined without regard to the higher numerical threshold in the definition of "material") on the Company.

(t) OTHER ASSETS. Except as has been disclosed in the Company Disclosure Letter, the Company and each subsidiary have good title to all of the non-real property assets and property that they purport to own, including those reflected in their financial books and records, free and clear of all encumbrances whatsoever, other than Permitted Encumbrances. The Company and its subsidiaries own all of the assets, property and/or rights necessary to conduct their businesses in the ordinary course, and will continue to do so immediately following the Effective Date. The tangible assets and property, other than real property, which are owned or used by the Company and its subsidiaries are in good condition and repair and not in need of non-routine maintenance or repairs.

(u) MATERIAL CONTRACTS. All material contracts (other than oral employment agreements) to which the Company or its subsidiaries are party, including intellectual property or software license, distribution, royalty or maintenance agreements (except for "off-the-shelf" software licensed by the Company), leases of real or personal property, loan or security agreements, guarantees, non-competition or similar agreements, and agreements which in the fiscal year ended February 28, 2003 are expected to require or entitle the Company or its subsidiaries to payments of more than U.S. $250,000, are set forth in the Company Disclosure Letter or were made available to the Purchaser in the data room. Except as has been disclosed in the Company Disclosure Letter and except for agreements referred to as "inactive" in the data room, all such agreements are in good standing, and the Company and its subsidiaries are in compliance in all material respects with the terms thereof. To the knowledge of the Company, no party to any of such material contracts has made, asserted or has any defence, setoff or counterclaim thereunder or has exercised any option granted to it to cancel, terminate or shorten the term thereof.

(v) REGISTRATION RIGHTS. The Company is not bound by any agreement with any Company Securityholder granting any right to compel the Company to register or otherwise qualify such securities for public sale in Canada or the United States.

(w) INTELLECTUAL PROPERTY. The Company Disclosure Letter set forth a complete and accurate list of all of the Intellectual Property Rights of the Company and its subsidiaries (the "COMPANY IP"), except that in the case of trade secrets only material trade secrets (including those in connection with material Software) are listed. All registrations and filings necessary to preserve the Company's or its subsidiaries' rights in the Company IP have been made and are in good standing. Except as disclosed in the Company Disclosure Letter, the Company and its subsidiaries are the owners of and have the exclusive right to use the Company IP, free of all encumbrances whatsoever other than Permitted Encumbrances. Except as disclosed in the Company Disclosure Letter, none of the Company nor its subsidiaries has received written notice or is aware that its use of the Company IP infringes upon or breaches the intellectual property rights of any other Person. Neither the Company nor any of its subsidiaries has granted any license to use the Company IP except as part of product sales or licenses to customers in the normal course of business. All employees of the Company and its subsidiaries, as well as all contractors or other persons engaged in the development of the Company IP, have executed assignments of all their rights in the Company IP and waived all moral rights therein, as well as undertaking to protect the confidentiality of Trade Secrets. The Company and its subsidiaries have taken reasonable measures to protect all Trade Secrets of the Company and its subsidiaries and the Company is not aware of any breaches thereof. Except as disclosed in the Company Disclosure Letter, the Company is not aware of any state of facts that casts doubt on the validity or enforceability of the Company IP, is not aware that the Company or its subsidiaries are infringing upon any Intellectual Property Rights of any other Person, domestic or foreign, or using the same beyond the scope of any relevant licensing rights, or have received notice of any such alleged infringement, including a request to take a license under a patent or a solicitation of interest in such a license. Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its subsidiaries has commenced legal proceedings relating to an infringement by any Person of the Company IP, nor is the Company aware of any facts which might constitute such an infringement or amount to an exercise of any rights beyond the scope of any licenses or other rights granted by the Company or its subsidiaries. Except as set forth in the Company Disclosure Letter, the Company and its subsidiaries have or have rights to use all of the Intellectual Property Rights necessary to conduct their business as currently carried on. All contracts relating to the Company IP have been provided to the Purchaser. The Company and its subsidiaries have not licensed or otherwise distributed, transmitted or exported Company IP or Software (as defined below) to a Person in a country to which such licensing, distribution, transmission or export is restricted by any Canadian (or, to the Company's knowledge, applicable foreign) Laws, without first having obtained all necessary and appropriate Canadian or foreign government licenses or permits. For the purposes hereof, "INTELLECTUAL PROPERTY RIGHTS" means all rights arising from or in respect of the following, whether protected, created or arising under the laws of Canada or any other jurisdiction: (i) business names, trade names, registered and unregistered trade-marks, service marks, certification marks, distinguishing guises, trade dress, get-up, logos and other indications of origin (including any Internet domain names) (collectively, "TRADEMARKS"), and all applications to register and registrations therefor, and all renewals or extensions of such applications and registrations; (ii) patents, including design patents and industrial designs (collectively, "PATENTS"), and all applications therefor, including continuation, divisional, continuation-in-part, or reissue patent applications; (iii) writings and other copyrightable works of authorship, including those forming part of software or software-related materials, maskworks and integrated circuit topographies (all rights arising from or in respect thereof, collectively, "COPYRIGHTS"), and all applications to register and registrations therefor, and all renewals or extensions of such applications and registrations; and (iv) proprietary and non-public business information including know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, research and development information, customer lists, business plans and marketing plans, financial information, and personal information (collectively, "TRADE SECRETS").

(x) SOFTWARE. All non-"off the shelf" software used in the Company's or its subsidiaries' businesses or licensed by the Company or its subsidiaries to other Persons (collectively, the "SOFTWARE") is set forth in the Company Disclosure Letter. Except as set forth in the Company Disclosure Letter, no Person other than the Company or its subsidiaries has had access to the source code for any of the Software. The source code for all of the Software is stored on the Company's premises. Except as set forth in the Company Disclosure Letter (none of which is material), the Company is not aware of any operational failures, problems, bugs, logic errors or design flaws with any of the Software. The development plans for the Software have been made available to the Purchaser. Except as set forth in the Company Disclosure Letter, all Persons who have participated in the development of the Software have waived or assigned to the Company all of their rights to the Software and any Intellectual Property Rights relating thereto, and have waived all of their rights to all of the Software (including all moral rights), and any Intellectual Property Rights relating thereto belong entirely to the Company or its subsidiaries, free and clear of all encumbrances whatsoever, other than Permitted Encumbrances. The Company has duly and validly exercised the option represented by the Technology Transfer Option Agreement dated as of January 5, 1998 between the Company and The New Brunswick Telephone Company. Except as set forth in the Company Disclosure Letter, no Person has any distribution, sales agent, sales representative, license or other rights to any of the Software. Except as set forth in the Company Disclosure Letter, neither the Company nor its subsidiaries are a party to any royalty agreements, license agreements, maintenance agreements, or other agreements with any other Person, nor obliged to pay any royalties, license fees, maintenance fees or other fees to any other Person, in respect of any of the Software. Except as set forth in the Company Disclosure Letter, the Software neither embodies, uses nor requires for its full and proper operation any third party software. All such third party Software, and all "off the shelf" software, has been used only within the permitted scope of the licenses provided to the Company or its subsidiaries. Except as set forth in the Company Disclosure Letter, none of the Company nor its subsidiaries has received written notice or is aware that its use of the Software infringes upon or breaches the rights of any other Person. The Company and its subsidiaries have complied with all applicable export control laws in respect of the Software.

(y) NON-ARM'S LENGTH TRANSACTIONS. Except as set forth in the Company Disclosure Letter, there are no contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of the Company or (iii) affiliate of any such officer, director or beneficial owner, on the other hand.

(z) INSURANCE. The Company has provided or made available to the Purchaser true, correct and complete copies of all policies of insurance to which each of the Company and its subsidiaries are a party or are a beneficiary or named insured. The Company and its subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its subsidiaries (taking into account the cost and availability of such insurance). There has not been any material adverse change, since February 28, 2001, in the relationship between the Company or its subsidiaries and their insurers, the availability of coverage, or the premiums payable. Except as has been set forth in writing by the Company to the Purchaser in the Company Disclosure Letter, there have been no claims made since February 28, 2001 under any insurance policies.

(aa) INVESTMENT CANADA. The Company and its subsidiaries do not carry on a "cultural business" within the meaning of the Investment Canada Act (Canada).

(bb) HART-SCOTT-RODINO, ETC. The transactions contemplated by the Agreement are exempt from the merger pre-notification requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                    ----------------------------------------

                                   SCHEDULE E

                   PURCHASER'S REPRESENTATIONS AND WARRANTIES

(a) ORGANIZATION. The Purchaser has been duly incorporated or formed under applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted.

(b)      AUTHORITY AND NO VIOLATION.

         (i) The Purchaser has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The consummation by the Purchaser of the transactions contemplated by this Agreement has been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby or thereby.

         (ii) The Purchaser has all necessary authority to increase capital in the amount contemplated to be issued in accordance with this transaction.

         (iii) This Agreement has been duly executed and delivered by the Purchaser and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, to the limitation on Canadian courts awarding judgements in foreign currencies, and to general principles of equity.

         (iv) The approval of this Agreement, the execution and delivery by the Purchaser of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not result (with or without notice or the passage of time) in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

                           (I)      its charter documents; or

                           (II) any Laws, judgement or decree (subject to obtaining the Regulatory Approvals relating to the Purchaser), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgement or decree would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

         (v) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby or thereby other than (A) the Regulatory Approvals relating to the Purchaser, (B) any filings required in connection with the issuance of the Purchaser Shares, and (C) any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which have been set forth in writing by the Purchaser to the Company in a form acceptable to the Company or which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

(c) FINANCIAL STATEMENTS. The audited consolidated financial statements for the Purchaser as at and for the 12-month period ended December 31, 2001 have been prepared in accordance with French generally accepted accounting principles, and complied as to form in all material respects with the published rules and regulations of the SEC and the COB with respect thereto that were applicable as the date of their filing by the Purchaser; such financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Purchaser and its subsidiaries as of the respective date thereof and for the respective period covered thereby.

(d) REPORTS. The Purchaser has filed with the PSE and/or the COB and/or the NYSE and/or the SEC true and complete copies of all material forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2002 pursuant to the U.S. Securities Exchange Act of 1934, as amended, and applicable French securities Laws, and such documents, at the time filed, complied in all material respects with the requirements of the U.S. Securities Exchange Act of 1934, as amended, and applicable French securities Laws, and did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) PURCHASER SHARES. The Purchaser Shares and the Purchaser ADSs to be issued in connection with the Arrangement and the Purchaser Shares to be provided upon the exchange from time to time upon the exercise of the Revised Options will, in all cases, be duly and validly issued by the Purchaser on their respective dates of issue as fully paid and non-assessable securities.

(f) COMPLIANCE WITH LAWS. Except as has been disclosed in writing by the Purchaser to the Company in a form acceptable to the Company or Publicly Disclosed by the Purchaser, the Purchaser has complied with and are not in violation of any applicable Laws, orders, judgements and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

                                -----------------

                                  SCHEDULE F

                          FORM OF AFFILIATE AGREEMENT


Alcatel
54, rue la Boetie
75008 Paris, France



Ladies and Gentlemen:

      I have been advised that, as of the date of this letter, I may be deemed to be an "affiliate" of ICo, a Canadian corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). I have been further advised that, pursuant to the terms of the Arrangement Agreement dated as of _________, 2003 (the "Arrangement Agreement") by and among ACo, a French corporation (the "Purchaser"), and the Company, shares of the Company will be exchanged for shares of the Purchaser in accordance with a plan of arrangement (the "Arrangement") and that, as a result of the Arrangement, I may receive Purchaser ADSs or Purchaser Shares (as such terms are defined in the Arrangement Agreement) in exchange for Company Common Shares or Revised Options (as defined in the Arrangement Agreement) owned by me.

      I hereby represent, warrant and covenant to the Purchaser that in the event I receive any Purchaser ADSs or Purchaser Shares ("Purchaser Stock") as a result of the Arrangement:

a. I will not offer, sell, transfer, pledge, hypothecate or otherwise dispose of, or reduce the undersigned's interest in or risk relative to, any shares of Purchaser Stock issued to the undersigned in the Arrangement unless at such time either (i) such transaction shall be permitted pursuant to the provisions of Rule 145 under the Securities Act; (ii) the undersigned shall have furnished to the Purchaser an opinion of counsel, satisfactory to the Purchaser, to the effect that no registration under the Securities Act would be required in connection with the proposed offer, sale, transfer, pledge, hypothecation or other disposition; or
      (iii) a registration statement under the Securities Act covering the proposed offer, sale, transfer, pledge, hypothecation or other disposition shall be effective under the Securities Act.

b. I understand that the Purchaser is under no obligation to register the sale, transfer or other disposition of Purchaser Stock by me or on my behalf under the Securities Act.

c. I also understand that stop transfer instructions will be given to the Purchaser's transfer agent with respect to shares of Purchaser Stock issued to me and that there will be placed on the certificates for such shares of Purchaser Stock issued to me, or any substitutions therefor, a legend stating in substance:

            "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED __________, 2003 BETWEEN THE REGISTERED HOLDER HEREOF AND ACo, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ALCATEL."

d. I also understand that unless the transfer by me of my Purchaser Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, the Purchaser reserves the right to put the following legend on the certificates issued to my transferee:

            "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

      It is understood and agreed that the legends set forth in paragraphs (c) and (d) above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to the Purchaser a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to the Purchaser, to the effect that such legend is not required for purposes of the Securities Act.

                                    Very truly yours,


                                    ----------------------------


Accepted this ___ day of
_____________, 2003 by






ACo



By: _____________________________
       Name:
       Title:

                                   SCHEDULE G

                                 TRUST AGREEMENT


            Trust Agreement (this "AGREEMENT"), dated as of ________, 2003, by and between ICo Inc., a Canadian corporation (the "COMPANY"), and The Bank of New York [full name], as trustee hereunder (the "TRUSTEE"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Arrangement Agreement referred to below.

            WHEREAS, pursuant to that certain Arrangement Agreement, dated as of February __, 2003 (the "ARRANGEMENT AGREEMENT"), by and among ACo, a corporation existing under the laws of the Republic of France ("PURCHASER"), and the Company, upon the Effective Time of the Plan of Arrangement, the Company Common Shares will be exchanged for Purchaser ADSs and the Company Options will represent an option to purchase Purchaser Shares and as a result, the Company will become an indirect, wholly-owned subsidiary of Purchaser;

            WHEREAS, as a condition and inducement to Purchaser's willingness to enter into the Arrangement Agreement, the Company has agreed to enter into this Agreement;

            WHEREAS, pursuant to the Arrangement Agreement, at the Effective Time, Purchaser Subco, a _________ corporation and wholly-owned subsidiary of Purchaser ("PURCHASER SUBCO"), shall deliver to the trust created hereby (the "TRUST"), such amount of ORAs redeemable into the number of Purchaser ADSs required to be delivered in exchange for the Company Common Shares in accordance with the Plan of Arrangement;

            WHEREAS, immediately after receipt of the ORAs, the Trustee will deliver a Redemption Notice (as defined herein) for the redemption of the ORAs so that the Company Shareholders (as of the Effective Time) will receive pursuant to the Arrangement Agreement, the Plan of Arrangement and this Trust Agreement only the Purchaser ADSs and will have no right in or entitlement to the ORAs or any interest in the Trust;

            WHEREAS, in furtherance of the foregoing, the Company desires to have the Trustee immediately after receipt of such ORAs, perform its obligations set forth in this Agreement, in accordance with the terms of this Agreement;

            NOW, THEREFORE, the Trustee and the Company agree as follows:

            1. APPOINTMENT OF TRUSTEE; ACCEPTANCE OF TRUST PROPERTY.

                  (a) The Company hereby appoints The Bank of New York [full name] as Trustee, and The Bank of New York hereby accepts that appointment.

                  (b) The Trustee accepts the trust created hereby and agrees that it will hold all of the ORAs which it may receive hereunder from Purchaser Subco (collectively, the "TRUST PROPERTY"), in trust, and shall dispose of the Trust Property in accordance with the terms of this Agreement.

            2. DUTIES OF TRUSTEE.

                  (a) Immediately upon the Trustee's receipt of the ORAs at the Effective Time, the Trustee shall deliver to Purchaser the redemption notice in the form attached hereto as EXHIBIT A (the "REDEMPTION NOTICE") duly executed, requesting that Purchaser redeem all of the ORAs, in whole, for Purchaser ADSs, in accordance with the instructions contained in the Redemption Notice.

                  (b) The Redemption Notice shall direct Purchaser to deliver all of the Purchaser ADSs issued upon the redemption of the ORAs to the Depositary (as defined in the Plan of Arrangement) for distribution to the Company Shareholders pursuant to Section 2.2 of the Plan of Arrangement.

                  (c) In no event shall the Trustee deliver the ORAs to the Company Shareholders, nor shall the Company Shareholders have any interest or rights in or to the ORAs or the Trust.

                  (d) Upon the Trustee's delivery of the Redemption Notice and the ORAs to Purchaser, as provided in this Section 2, the Trustee shall thereupon be released and discharged from any further obligation under this Agreement and the Trust created hereby shall terminate.

            3. CONCERNING THE TRUSTEE.

                  (a) The Trustee shall not have any liability to any party to this Agreement or to any third party or any other person arising out of its services as Trustee under this Agreement, except for damages resulting from the Trustee's negligence, willful misconduct or bad faith. The Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement.

                  (b) The Company shall indemnify the Trustee and hold it harmless against any loss, liability, damage or expense (including reasonable attorneys' fees) that the Trustee may incur as a result of acting as trustee under this Agreement, except for any loss, liability, damage or expense arising from its own negligence, willful misconduct or bad faith. The Trustee's rights of indemnification provided for in this Section 3(b) shall survive the termination of this Agreement.

                  (c) The Company shall pay to the Trustee from time to time such compensation as the Company and the Trustee agree in writing for all services rendered by it hereunder. Except as otherwise expressly provided herein, the Company agrees to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Agreement (including the compensation and the expenses and disbursements of its agents and counsel), except for any such expense, disbursement or advance as may be attributable to the negligence, willful misconduct or bad faith of the Trustee or any of its agents or counsel.

                  (d) The Trustee shall have no rights, powers, duties or responsibilities except those expressly set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Trustee. The Trustee shall discharge its duties hereunder with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

                  (e) The Trustee shall have no responsibility with respect to the sufficiency of the arrangements contemplated by this Agreement to accomplish the intentions of the parties to the Arrangement Agreement.

                  (f) In the absence of negligence, willful misconduct or bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Agreement; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Agreement (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

                  (g) No provision of this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

                  (h) Whenever in the administration of this Agreement the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an officers' certificate of the Company.

                  (i) The Trustee may consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

                  (j) The Trustee shall not be subject to, nor required to comply with, any other agreement (including the Arrangement Agreement) to which the Company is a party, even though reference thereto may be made herein.

            4. REPRESENTATIONS.

            The Company represents and warrants to the Trustee that it has full power and authority to enter into and perform this Agreement; that the execution and delivery of this Agreement was duly authorized by all necessary corporate action by it; and that this Agreement is enforceable against it in accordance with its terms.

            5. NOTICES.

            All notices or other communications under this Agreement shall be in writing and shall be deemed given when sent by United States registered mail, return receipt requested, postage prepaid, personal delivery, facsimile transmission (with receipt confirmed) or nationally recognized overnight courier to the respective parties at the following addresses or facsimile numbers (or at such other address or facsimile number as a party may specify by notice given in accordance with this Section 5):

      If to the Company, to it at:

      One Brunswick Square
      14th Floor
      Saint John, New Brunswick
      E2L 3Y2

      Attention: Chief Executive Officer
      Telecopier No.: (506) 631-3610

      With a copy to:

      McCarthy Tetrault LLP
      Box 48, Toronto Dominion Bank Tower
      Toronto Dominion Centre, 47th Floor
      Toronto, Ontario, Canada M5K 1E6

      Attention: Garry Girvan and Ian Palm
      Telecopier No.: 416-868-0673

      If to the Trustee, to it at:

      The Bank of New York
      15 Broad Street, 26th Floor
      New York, NY 10005
      Attention: Global Finance Unit
      Facsimile: (212)235-2530

      If to Purchaser, to it at:

      54, rue la Boetie
      75008 Paris, France
      Attention: General Counsel
      Facsimile: 01 1-331-4076-1435

            6. MISCELLANEOUS.

                  (a) If any provision of this Agreement is determined by any court of competent jurisdiction to be invalid or unenforceable in any jurisdiction, the remaining provisions of this Agreement shall not be affected thereby, and the invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable that provision in any other jurisdiction. It is understood, however, that the parties intend each provision of this Agreement to be valid and enforceable and each of them waives all rights to object to any provision of this Agreement.

                  (b) This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors, and shall not inure to the benefit of any third party. No party may assign its rights or obligations under this Agreement or any interest in the Trust Property, and any purported assignment shall be void.

                  (c) This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

                  (d) This Agreement contains a complete statement of all of the arrangements between the parties with respect to its subject matter and can only be amended or modified in a writing signed by the parties hereto. Any waiver must be in writing and signed by the parties hereto.

                  (e) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

                  (f) The section headings used herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

            7. TRUSTEE'S DISCLAIMER.

            The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Agreement or of the Trust Property.

                  [Remainder of page intentionally left blank]

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                    ICO, INC.


                                    By: _____________________________________
                                         Name:
                                         Title:


                                    THE BANK OF NEW YORK, NOT IN ITS
                                    INDIVIDUAL CAPACITY, BUT SOLELY AS
                                    TRUSTEE


                                    By: _____________________________________
                                         Name:
                                         Title:

                                                                       EXHIBIT A


                           FORM OF INSTRUCTION TO ACo


From:  The Bank of New York                                 _____________, 2003

To:   ACo
      54, rue la Boetie
      75008 Paris, France
      Attention: General Counsel
      Facsimile: 011-331-4076-1435



                          REQUEST FOR EARLY REDEMPTION


We refer to the ORAs held by us in trust pursuant to the Trust Agreement, dated as of ________, 2003 (the "TRUST AGREEMENT") between the undersigned and ICo, Inc. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Trust Agreement. Pursuant to the terms and conditions of the Trust Agreement, we hereby (x) request redemption of all of the ORAs that were transferred by Purchaser Subco to the Trust as soon as possible pursuant to the terms and conditions of such ORAs, and (y) direct you to deliver all of the Purchaser Shares issued upon the redemption of the ORAs to the Depositary so that the Depositary can create the Purchaser ADSs to be distributed to the Company Shareholders pursuant to the Plan of Arrangement and the Arrangement Agreement.


                                    THE BANK OF NEW YORK, NOT IN ITS
                                    INDIVIDUAL CAPACITY, BUT SOLELY AS
                                    TRUSTEE


                                    By: _____________________________________
                                         Name:
                                         Title:

                                   APPENDIX D

                              NOTICE OF APPLICATION

                                                      Court File No.  03-CL-4910

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

                IN THE MATTER OF AN APPLICATION under section 192 of the CANADA BUSINESS CORPORATIONS ACT, being R.S.C. 1985, c. C-44

                AND AN APPLICATION under Rule 14.05(2) and Rule
                14.05(3)(f) of the RULES OF CIVIL PROCEDURE,

                AND IN THE MATTER OF a proposed plan of arrangement involving ImagicTV Inc.

                                  IMAGICTV INC.

                                                                       Applicant

APPLICATION UNDER the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,
s. 192 and Rule 14.05 of the RULES OF CIVIL PROCEDURE.

                              NOTICE OF APPLICATION

TO:    ALL SECURITYHOLDERS OF IMAGICTV INC.

     A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicant appears on the following page.

     THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on Thursday, April 24, 2003, at 10:00 a.m., or as soon after that time as the application can be heard, at 393 University Avenue, Toronto, Ontario.

     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date:  March 20, 2003                     Issued by:       /s/ [ILLEGIBLE]
                                                     ---------------------------
                                                           Local Registrar


                                          Address of court office:

                                          393 University Avenue
                                          Toronto, Ontario M5G 1E6


TO:    THE SECURITYHOLDERS OF IMAGICTV INC.

AND    CORPORATIONS DIRECTORATE
TO:    INDUSTRY CANADA
       9TH FLOOR, JEAN EDMONDS TOWER SOUTH
       365 LAURIER AVENUE WEST
       OTTAWA, ON  K1A 0C8

       JEAN E. TURNER
       TEL. (613) 941-5754
       FAX  (613) 941-5783

SOLICITORS FOR IMAGICTV INC.

       MCCARTHY TETRAULT LLP
       Suite 4700, Toronto Dominion Bank Tower
       Toronto, ON  M5K 1E6

       Geoff R. Hall
       Tel. (416) 601-7856
       Fax  (416) 601-8245

                                   APPLICATION

1.     The Applicant makes an application for:

       (a) an interim Order (the "Interim Order"), without notice, for advice and directions pursuant to section 192(4) of the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended (the "CBCA");

       (b) an Order approving the proposed Plan of Arrangement (the "Arrangement") of the Applicant ImagicTV Inc. ("ImagicTV") under section 192 of the CBCA; and

       (c) such further and other relief as to this Honourable Court may seem just in the circumstances.


       THE GROUNDS FOR THE APPLICATION ARE:

1.     ImagicTV is incorporated under the provisions of the CBCA.

2.     All statutory requirements of the CBCA have been fulfilled.

3. The Arrangement is in the best interests of ImagicTV, is fair and reasonable and is put forth in good faith.

4. If made, the Order of this Honourable Court approving the Arrangement will constitute the basis for an exemption from the registration and prospectus requirements under section

3(a)(10) of the Securities Act of 1933, as amended, of the United States of America with respect to certain of the securities to be issued under the Arrangement.

5. It is not practicable for ImagicTV to effect fundamental changes in the nature of those contemplated by the Arrangement under any other provision of the CBCA.

6.     ImagicTV is solvent.

7. ImagicTV will rely on section 192 of the CBCA and Rules 14.05 and 38 of the RULES OF CIVIL PROCEDURE.

8. ImagicTV will also rely on such further and other grounds as counsel may advise and this Honourable Court may permit.

       THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

1.     the Interim Order and other orders as may be granted by this Honourable
Court;

2.     the Affidavit of Jeffrey P. White, sworn March 19, 2003;

3. further Affidavits reporting as to the results of any meetings convened pursuant to the Interim Order; and

4. such further and other material as counsel may advise and this Honourable Court may permit.


Dated:  March 20, 2003                    MCCARTHY TETRAULT LLP
                                          Suite 4700
                                          Toronto-Dominion Bank Tower
                                          Toronto-Dominion Centre
                                          Toronto, Ontario
                                          M5K 1E5

                                          Geoff R. Hall
                                          Tel: 416 601-7856
                                          Fax: 416 601-8245
                                          Law Society No. 34701O

                                          John A. Dent
                                          Tel. (416) 601-8266
                                          Fax  (416) 601-8246
                                          Law Society No. 46844U

                                          Solicitors for the Applicant

THE MATTER OF a proposed plan of arrangements involving ImagicTV Inc.

       IMAGICTV INC.      Applicant

                                                       Court File No. 03-CL-4910


                                                       ONTARIO
                                              SUPERIOR COURT OF JUSTICE
                                                   (COMMERCIAL LIST)

                                            Proceeding Commenced at Toronto


                                                 NOTICE OF APPLICATION


                                                MCCARTHY TETRAULT LLP
                                                Box 48, Suite 4700
                                                Toronto Dominion Bank Tower
                                                Toronto, Ontario  M5K 1E6

                                                Geoff R. Hall
                                                Tel.  (416) 601-7856
                                                Fax   (416) 601-8246
                                                Law Society No. 34701O

                                                John A. Dent
                                                Tel.  (416) 601-8266
                                                Fax   (416) 601-8246
                                                Law Society No. 46844U

                                                Solicitors for the Applicant

                                   APPENDIX E

                                  INTERIM ORDER

                                                       Court File No. 03-CL-4910

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

[SEAL]

THE HONOURABLE                            )   FRIDAY, THE 21ST DAY OF
                                          )
MR. JUSTICE GROUND                        )   MARCH, 2003


                  IN THE MATTER OF AN APPLICATION under section
                  192 of the CANADA BUSINESS CORPORATIONS ACT, being R.S.C. 1985, c. C-44

                  AND AN APPLICATION under Rule 14.05(2) and Rule
                  14.05(3)(f) of the RULES OF CIVIL PROCEDURE,

                  AND IN THE MATTER OF a proposed plan of arrangement involving ImagicTV Inc.

                                  IMAGICTV INC.

                                                                       Applicant

APPLICATION UNDER the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, s. 192 and Rule 14.05 of the RULES OF CIVIL PROCEDURE.

                                  INTERIM ORDER

       THIS MOTION, made by the Applicant without notice except for Alcatel and the Director appointed under section 260 of the CANADA BUSINESS CORPORATIONS ACT (the "Director"), for an Interim Order pursuant to section 192 of the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

       ON READING the Notice of Application, the Notice of Motion, and the Affidavit of Jeffrey P. White, filed, and on hearing the submissions of counsel for the Applicant and the submissions of counsel for Alcatel, no one appearing for the Director although properly served:

1. THIS COURT ORDERS that ImagicTV Inc. ("ImagicTV") may call and conduct a special meeting (the "ImagicTV Meeting") of holders of ImagicTV's common shares (the "ImagicTV Shares") and options (the "ImagicTV Options") (collectively, the "ImagicTV Securities", the holders of which are "ImagicTV Securityholders") in accordance with the notice of special meeting to be provided to ImagicTV Securityholders (the "Notice of Special Meeting"), the CBCA, National Instrument 54-101 of the Canadian Securities Administrators ("NI 54-101") and the by-laws of ImagicTV, for the following purposes:

       (a) to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the CBCA pursuant to which, among other things, Alcatel, through one of its subsidiaries, will become the owner of all the ImagicTV Shares that it does not currently hold, directly or indirectly (other than ImagicTV Shares owned by registered holders of ImagicTV Shares who properly exercise their dissent rights), all as more particularly described in a management proxy circular (the "Circular"); and

       (b) to transact such further or other business as may properly come before the ImagicTV Meeting or any adjournment or adjournments thereof.

2. THIS COURT ORDERS that ImagicTV is authorized (with the consent of Alcatel) to make such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to ImagicTV Securityholders and the Arrangement, as so amended, revised or supplemented shall be the Arrangement to be submitted to the ImagicTV Meeting and to be the subject of the Arrangement Resolution.

3. THIS COURT ORDERS that the ImagicTV Meeting shall be called, and be held and conducted in Saint John, New Brunswick on April 23, 2003 at the place set out in the Notice of Special Meeting and as described in the Circular as contemplated by the provisions of the CBCA, NI 54-101, and the by-laws of ImagicTV regarding the soliciting of proxies on behalf of management of ImagicTV, in accordance of the provisions of the CBCA applicable to shareholders' meetings, MUTATIS MUTANDIS, subject to the other provisions of this Interim Order.

4. THIS COURT ORDERS that ImagicTV is hereby authorized and directed to send to ImagicTV Securityholders, together with other documentation required to be sent to the ImagicTV Securityholders under applicable laws, the Circular, a draft of which is annexed as Exhibit "A" to the Affidavit of Jeffrey P. White sworn March 19, 2003, which Circular will include the Notice of Application in this proceeding and this Interim Order. The Circular shall be distributed and made available in accordance with paragraph 6 of this Interim Order and shall be deemed to have been received, MUTATIS MUTANDIS, in accordance with paragraph 7 of this Interim Order, and such delivery will constitute good and valid service of the Notice of Application under the RULES OF CIVIL PROCEDURE.

5. THIS COURT ORDERS that ImagicTV, if it deems advisable, is specifically authorized to adjourn or postpone the ImagicTV Meeting on one or more occasions, without the necessity of first convening the ImagicTV Meeting or first obtaining any vote of ImagicTV Securityholders respecting the adjournment or postponement.

6. THIS COURT ORDERS that ImagicTV shall mail the Notice of Special Meeting, the Circular and forms of proxy (the "Forms of Proxy"), with any amendments, revisions or supplements that are not inconsistent with the terms of this Interim Order, to holders of record of ImagicTV Securities, the Director and to the directors and auditors of ImagicTV at least 21 days prior to the date of the ImagicTV Meeting, excluding the date of mailing and excluding the date of the ImagicTV Meeting, by one or more of the following methods:

       (a) by prepaid ordinary mail, addressed to each ImagicTV Securityholder at such person's address as shown on the books of ImagicTV, to the Director, to the directors and to the auditors of ImagicTV; or

       (b) by delivery, in person or by courier service, to the address specified in (a) above,

and substantial compliance with this paragraph shall constitute good and sufficient notice of the ImagicTV Meeting.

7. THIS COURT ORDERS that the Notice of Meeting, the Circular and the Forms of Proxy shall be deemed for the purposes of this Interim Order to have been received by the ImagicTV Securityholders:

       (a) in the case of mailing, 3 days after the delivery thereof to the post office; and

       (b) in the case of delivery, upon receipt thereof by the intended addressee or by the courier.

8. THIS COURT ORDERS that accidental failure of or omission by ImagicTV to give notice to any one or more of the ImagicTV Securityholders or other person entitled to notice of the ImagicTV Meeting, or any failure or omission to give such notice as a result of events beyond the reasonable control of ImagicTV (including without limitation any inability to utilize postal services), shall not constitute a breach of this Interim Order or a defect in the calling or giving of notice of the ImagicTV Meeting, but if any such failure or omission is brought to the attention of ImagicTV, ImagicTV shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Such rectified notice shall be deemed to have been received, MUTATIS MUTANDIS, in accordance with paragraph 7 of this Interim Order.

9. THIS COURT ORDERS that any officer or director of ImagicTV shall act as chairperson of, and may appoint a secretary and scruntineer or scrutineers for, the ImagicTV Meeting.

10. THIS COURT ORDERS that a sufficient quorum for the holding of the ImagicTV Meeting to consider the Arrangement Resolution shall be at least two persons present in person, each being an ImagicTV Securityholder or duly appointed proxy holder together holding not less than 20% of the ImagicTV Securityholders entitled to vote, either present in person or represented by proxy, with provision for an adjourned meeting to proceed whether or not the quorum is present at the adjourned meeting.

11. THIS COURT ORDERS that the vote required to pass the Arrangement Resolution shall be not less than 66 2/3 per cent of the votes cast at the ImagicTV Meeting in person or by proxy by ImagicTV Securityholders of record as of the record date for the ImagicTV Meeting, which is March 24, 2003. ImagicTV Securityholders shall vote as a single class, with holders of ImagicTV Shares having one vote per ImagicTV Share held, and with holders of ImagicTV Options having one vote for each underlying ImagicTV Common Share represented by the ImagicTV Options held, whether vested or unvested. Such vote shall be sufficient under the CBCA to authorize and direct ImagicTV to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular, and no further approval of ImagicTV Securityholders shall be required for the purposes of the CBCA.

12. THIS COURT ORDERS that the registered holders of ImagicTV Shares shall have the right to dissent from the Arrangement Resolution in accordance with the procedures under section 190 of the CBCA, as modified hereby. In order for a dissenting holder of ImagicTV Shares to be entitled to make a claim pursuant to section 190, notwithstanding section 190(5) of the CBCA, a written objection must be received by ImagicTV no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the ImagicTV Meeting. Holders of ImagicTV Shares who duly exercise such rights of dissent and who:

       (a) are ultimately determined to be entitled to be paid fair value for their ImagicTV Shares, shall be deemed to have transferred such ImagicTV Shares to Alcatel (or Alcatel Acquireco if it so directs) in consideration for a payment of cash from Alcatel equal to such fair value; or

       (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their ImagicTV Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of ImagicTV Shares and shall receive Alcatel ADSs on the basis determined in accordance with the Arrangement.

Notice to holders of ImagicTV Shares of the right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of this Interim Order, the fair value of their ImagicTV Shares shall be good and sufficiently given by including information with respect thereto in the Circular to be sent to the ImagicTV Securityholders in accordance with paragraph 6 of this Interim Order. If the Arrangement is not completed for any reason, the rights of any dissenting shareholder(s) suspended under section 190(11) of the CBCA shall be reinstated as at the date the shareholder(s) is (are) sent notice under section 190(7) of the CBCA.

13. THIS COURT ORDERS that the only persons entitled to be represented and to vote at the ImagicTV Meeting, either in person or by proxy, shall be holders of ImagicTV Shares as of the record date and holders of ImagicTV Options. Alcatel and its counsel (and any others approved by the chair) shall be entitled to be present at the ImagicTV Meeting.

14. THIS COURT ORDERS that ImagicTV is authorized, at its expense (but subject to the approval of Alcatel), to solicit proxies (the "Proxies"), directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine, and may use the Proxies at the ImagicTV Meeting.

15. THIS COURT ORDERS that the Proxies to be used at the ImagicTV Meeting or any adjournment thereof must be received by CIBC Mellon Trust Company,
Attention: Proxy Department, PO Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5, or received by the Corporate Secretary of ImagicTV at One Brunswick Square, PO Box 303, Saint John,

New Brunswick E2L 3Y2, prior to 5:00 p.m. (Atlantic time), on April 22, 2003, or on the last business day preceding the date of any adjournment of the ImagicTV Meeting, if applicable, or deposited with the chairperson of the ImagicTV Meeting before the commencement of the ImagicTV Meeting or any adjournment thereof.

16. THIS COURT ORDERS that, unless an ImagicTV Securityholder has agreed that such holder's Proxy shall be irrevocable, an ImagicTV Securityholder shall be entitled to revoke a Proxy given at any time prior to the exercise thereof at the ImagicTV Meeting, by depositing an instrument in writing executed by such holder, or his or her attorney, authorized in writing, or, where the ImagicTV Securityholder is a corporation, by a duly authorized officer or attorney of the corporation. The instrument of revocation must be delivered to ImagicTV c/o CIBC Mellon Trust Company, PO Box 12005 STN BRM B, Toronto, Ontario, Canada M7Y 2K5,
Attention: Proxy Department any time up to and including 5:00 p.m. (Atlantic time) on April 22, 2003 or on the last business day preceding the date of any adjournment or postponement of the ImagicTV Meeting, or to the chairperson of the ImagicTV Meeting on the day of the ImagicTV Meeting or any adjournment or postponement thereof, before any vote in respect of which the proxy is to be used shall have been taken. Such revocation shall be deemed effective upon either of such deposits.

17. THIS COURT ORDERS that persons desiring to appear at the hearing on April 24, 2003, for final approval of the Arrangement (the "Sanction Hearing") are required to serve on ImagicTV and file with the court on or before April 22, 2003, a Notice of Appearance in the form prescribed by the RULES OF CIVIL PROCEDURE, together with any evidence or material which is to be presented to the court. Service on ImagicTV is to be effected by delivery in a manner authorized by the RULES OF CIVIL PROCEDURE to the solicitors for ImagicTV at:

McCarthy Tetrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1E6 Attention: John A. Dent. Notwithstanding the foregoing, Alcatel shall be entitled to appear at the Sanction Hearing and shall not be required to serve and file a Notice of Appearance in order to do so.

18. THIS COURT ORDERS that in the event that the Sanction Hearing is adjourned, then, subject to further Order of this Court, only those persons having previously served a Notice of Appearance in accordance with paragraph 17 hereof shall have to be given notice of the adjournment date.

19. THIS COURT ORDERS that service of the Circular in accordance with paragraph 4 of this Interim Order shall constitute good and sufficient service of notice of the Sanction Hearing.

20. THIS COURT ORDERS that to the extent of any inconsistency or discrepancy, with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the ImagicTV Shares or ImagicTV Options or to which such ImagicTV Shares or ImagicTV Options are collateral, or the articles or by-laws of ImagicTV, this Interim Order shall govern.

21. THIS COURT ORDERS that ImagicTV shall be entitled at any time (with the consent of Alcatel) to bring a motion to this court to vary this Interim Order.

[SEAL]

                                                            /s/ [ILLEGIBLE]
                                                     ---------------------------
                                                             Registrar

THE MATTER OF a proposed plan of arrangement involving ImagicTV Inc.

       IMAGICTV INC.       Applicant

                                                       Court File No. 03-CL-4910


                                                       ONTARIO
                                              SUPERIOR COURT OF JUSTICE
                                                   (COMMERCIAL LIST)

                                            Proceeding Commenced at Toronto


                                                 NOTICE OF APPLICATION


                                                MCCARTHY TETRAULT LLP
                                                Box 48, Suite 4700
                                                Toronto Dominion Bank Tower
                                                Toronto, Ontario M5K 1E6

                                                Geoff R. Hall
                                                Tel.  (416) 601-7856
                                                Fax   (416) 601-8246
                                                Law Society No. 34701 O

                                                John A. Dent
                                                Tel.  (416) 601-8266
                                                Fax   (416) 601-8246
                                                Law Society No. 46844U

                                                Solicitors for the Applicant

                                  APPENDIX F

                      CIBC WORLD MARKETS FAIRNESS OPINION


[LOGO]

                                                        CIBC WORLD MARKETS

                                                        CIBC WORLD MARKETS INC.
                                                        161 Bay Street
                                                        BCE Place, 6th Floor
                                                        Toronto, Ontario
                                                        Canada M5J 2S8

February 6, 2003

The Board of Directors
iMagicTV Inc.
One Brunswick Square, 14th Floor
Saint John, N.B. E2L 3Y2

To the Board of Directors:

We understand that:

(a) iMagicTV Inc. ("iMagicTV" or the "Company") is proposing to enter into an arrangement agreement (the "Arrangement Agreement") with Alcatel SA ("Alcatel" or the "Purchaser") providing for the acquistion, by way of a plan of arrangement (the "Arrangement") under the CANADA BUSINESS CORPORATIONS ACT, of all of the issued and outstanding common shares and stock options of iMagicTV in exchange for Class A American Depositary Shares ADSs of Alcatel ("Alcatel ADSs");

(b) pursuant to the Arrangement, in effect, each common share of iMagicTV (other than common shares held by any dissenting shareholders) will be exchanged for that fraction of an Alcatel ADS (the "Exchange Ratio") obtained by dividing US$1.20 (the "Purchase Price") by the average of the closing trading prices of Alcatel ADS for each of the ten consecutive trading days ending on the third trading day immediately prior to the signing of the Arrangement Agreement;

(c) the Arrangement Agreement provides that the Exchange Ratio may be adjusted depending upon the average closing trading price of Alcatel ADS on the NYSE during the ten consecutive trading days ending on the third trading day immediately prior to effective date of the Arrangement (the "Effective Date Average ADS Price") and also provides that iMagicTV may terminate the Arrangement Agreement if the product obtained by multiplying the Exchange Ratio by the Effective Date Average ADS Price is less than US$1.00;

(d) the completion of the Arrangement will be conditional upon, among other things, approval by iMagicTV's shareholders and optionholders, at a special meeting to be held as soon as reasonably practicable (the "Special Meeting"); and

(e) concurrently with the Company's execution of the Arrangement Agreement, shareholders representing approximately 50.4% of the Company's outstanding common shares have entered into lock-up agreements (the "Lock-up Agreements") pursuant to which they have agreed to vote their common shares in favour of the Arrangement at the Special Meeting.

ENGAGEMENT OF CIBC WORLD MARKETS

By letter agreement dated as of October 23, 2002 (the "Engagement Agreement"), iMagicTV retained CIBC World Markets Inc. ("CIBC World Markets" or "we") to, among other things, provide financial advice to iMagicTV and its board of directors (the "Board of Directors") in connection with its consideration of strategic alternatives for maximizing shareholder value. As part of our engagement, we solicited expressions of interest from a number of potential purchasers of the Company. In addition, we assisted the Company's management and advised the Board of Directors regarding the relative financial merits of the expressions of interest received by the Company as part of that process. Pursuant to the Engagement Agreement, the Board of Directors has requested that we prepare and deliver this opinion (the "Opinion") as to the fairness, from a financial point of view, of the consideration to be offered by Alcatel to the shareholders of iMagicTV pursuant to the Arrangement.

CIBC World Markets will be paid a fee for rendering this Opinion and will be paid an additional fee that is contingent upon completion of the Arrangement or any alternative extraordinary transaction. In addition, iMagicTV has agreed to indemnify CIBC World Markets in respect of any liabilities that might arise out of its engagement.


CREDENTIALS OF CIBC WORLD MARKETS

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.


SCOPE OF REVIEW

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)   the agreement dated December 20, 2002 between iMagicTV and Alcatel;
ii) a draft of the Arrangement Agreement, including the Plan of Arrangement, dated the date of this Opinion;
iii) drafts of Shareholder Lock-up Agreements dated the date of this Opinion;
iv) draft press releases of iMagicTV and Alcatel in contemplation of announcing the proposed transaction
v) the annual reports to shareholders of iMagicTV and Forms 10-K for the fiscal years ended February 28, 2001 and 2002;
vi) iMagicTV's proxy circulars for the fiscal years ended February 28, 2001 and 2002;
vii) the unaudited interim reports of iMagicTV for the first three quarters of fiscal 2003;
viii) iMagicTV's internal budget for the fourth quarter of fiscal 2003;
ix) iMagicTV's internal financial projections for the fiscal years 2004 to 2006;
x) published information and analysis prepared by various research analysts for companies in the telecom software industry;
xi) certain other internal information prepared and provided to us by iMagicTV's management, primarily financial in nature, concerning the business, assets, liabilities and prospects of iMagicTV, including management's estimated liquidation value for the Company;
xii) review of the reported price and recent and relevant trading activity of iMagicTV's common shares and the common shares of Alcatel;
xiii) certain publicly available financial and other information concerning Alcatel;

xiv) public information and analysis on other companies, including data relating to public market trading levels and implied multiples for comparable acquisition transactions;
xv) such other information, analysis and discussions (including discussions with the shareholders who will execute the Lock-up Agreements and other third parties) as we considered necessary or appropriate in the circumstances; and
xvi) certificates signed by iMagicTV's Chief Executive Officer and Chief Financial Officer attesting to the accuracy and completeness of the information provided.

In addition to the written information described above, CIBC World Markets conducted interviews and participated in discussions with the senior management of iMagicTV with regard to, among other things, the Arrangement and other potential transactions, as well as iMagicTV's business, operations, financial position, budgets, key assets and prospects. CIBC World Markets has also participated in discussions with iMagicTV's external legal counsel regarding the Arrangement and other potential transaction alternatives and has participated in discussions with Alcatel's management, external counsel and financial advisors concerning the Arrangement Agreement and related matters.

ASSUMPTIONS AND LIMITATIONS

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of iMagicTV or any of its assets or securities and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by iMagicTV and its advisors or otherwise obtained pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of iMagicTV's management, having regard to the iMagicTV's plans, financial condition and prospects. We have also assumed that the Arrangement will be completed substantially in accordance with the Arrangement Agreement.

The Company has represented to us, in a certificate of two senior officers of the Company delivered as at the date hereof, among other things, that the information, opinions and other materials provided to us by or on behalf of iMagicTV, including the written information and discussions referred to above under the heading "Scope of Review" (collectively, the "Information") are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of iMagicTV or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Alcatel or any of its subsidiaries and our Opinion should not be construed as a valuation or appraisal of any assets or securities of Alcatel.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of iMagicTV and Alcatel as they are reflected in the Information and as they were represented to us in our discussions with management of iMagicTV and Alcatel. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.


The Opinion has been provided to the Board of Directors for its use only and may not be relied upon by any other person without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of iMagicTV's common shares as to how to vote at the Special Meeting. In addition, we are not expressing any opinion as to the value of the Alcatel ADSs or the shares of Alcatel common stock, if and when issued to the iMagicTV's shareholders under the Arrangement, or the prices at which such shares will trade after completion of the Arrangement.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

OPINION

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the consideration offered by Alcatel pursuant to the Arrangement is fair, from a financial point of view, to the holders of iMagicTV's common shares.

Yours very truly,



/s/ CIBC World Markets Inc.
CIBC WORLD MARKETS INC.

                               APPENDIX G-1

                   IMAGICTV ANNUAL REPORT ON FORM 20-F
                 FOR FISCAL YEAR ENDED FEBRUARY 28, 2002


LETTER TO SHAREHOLDERS



To Our Valued Shareholders:

We are pleased to present to you our annual report for the fiscal year 2002. In our efforts to maximize the effectiveness and efficiencies of our operations and to remain consistent with our cost containment activities, we have used our annual U.S. Securities filing document, Form 20-F, as the content for our report. This document also meets our Canadian Securities Filing requirements for our Annual Information Return (AIF). As this document is written from a legal compliance perspective we would like to direct you to certain areas of the document that we feel highlight the uniqueness of iMagicTV, including "Business Overview" in "Item 4. Information on the Company," "Operating Results and Liquidity and Capital Resources" in "Item 5. Operating and Financial Reviews and Prospects," "Item 18. Financial Statements" and "Risk Factors" in "Item 3. Key Information."

The following financial highlights are reported in U.S. dollars. Our total revenues for fiscal 2002, excluding equipment revenues, were $4.2 million compared with $7.8 million for fiscal year 2001. Our net loss was $18.7 million, or $0.76 per basic share, compared to a net loss of $11.5 million, or $0.58 per basic share, for fiscal 2001. Our fiscal year 2002 revenues were lower on a comparable period basis primarily due to the lower than expected commercial license revenues as a result of continued delays in the market moving from trials to commercial deployments. As a result of this delay and continued difficulties in the telecommunications sector, we executed a restructuring plan in our third quarter and implemented cost containment measures, which are resulting in improved operational efficiencies and annual cost savings. Our cash position continues to be strong. As of February 28, 2002, we had $46.0 million in cash and short-term investments.

Our highest priorities going forward are ensuring our operating stability, strengthening our overall industry position, and taking iMagicTV to its next stage of growth and development. In May, our executive management team was strengthened with the appointment of Gerald L. Pond as Chief Executive Officer, in an effort to increase the focus on these priorities. At the same time, Marcel LeBrun, who has served as our President and Chief Executive Officer since January 1998, remains in his role of President and assumed the additional responsibility of Chief Operating Officer.

As the demand increases for telecommunication providers to deliver incremental revenue generating services over their broadband infrastructure, we believe we are well positioned and fully capable to grow our business and deliver shareholder value. We remain committed to attaining operating profitability within our existing cash resources. Thank you for your continued interest and support of iMagicTV.


/s/ Gerald L. Pond                                /s/ Peter G. Jollymore
Gerald L. Pond                                    Peter G. Jollymore
Chief Executive Officer                           Chairman of the Board

May 14, 2002

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 2002

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2002
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to _____

      COMMISSION FILE NUMBER:                    0-31943
                                 ----------------------------------
                                              IMAGICTV INC.
                           -----------------------------------------------------
                              (Exact name of Registrant as specified in its
                                                 charter)
                                              NOT APPLICABLE
                           -----------------------------------------------------
                             (Translation of Registrant's name into English)
                                                  CANADA
                           -----------------------------------------------------
                             (Jurisdiction of incorporation or organization)
                            ONE BRUNSWICK SQUARE, 14TH FLOOR, SAINT JOHN, NEW
                                        BRUNSWICK, CANADA E2L 3Y2
                           -----------------------------------------------------
                                  (Address of principal executive offices)
      Securities registered or to be registered pursuant to Section 12(b)of the Act.
                                                   NONE
                               ----------------------------------------------
      Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                        COMMON SHARES, NO PAR VALUE
                               ----------------------------------------------
      Securities for which there is a reporting obligation pursuant to
      Section 15(d) of the Act.
                                                   NONE
                               ----------------------------------------------

               Indicate the number of outstanding shares of each of the
      issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                                24,669,336 COMMON SHARES AS OF FEBRUARY 28, 2002
                                ------------------------------------------------

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                           Yes [X]          No [  ]
      Indicate by check mark which financial statement item the registrant has elected to follow.
                       Item 17 [  ]    Item 18 [X]

                                TABLE OF CONTENTS

Part I.......................................................................................................1
         ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                           AND ADVISERS......................................................................1
         ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE...........................................1
         ITEM 3.           KEY INFORMATION...................................................................1
                           A.   Selected Financial Data......................................................1
                           B.   Capitalization and Indebtedness..............................................3
                           C.   Reasons for the Offer and Use of Proceeds....................................3
                           D.   Risk Factors.................................................................3
         ITEM 4.           INFORMATION ON THE COMPANY.......................................................13
                           A.   History and Development of the Company......................................13
                           B.   Business Overview...........................................................14
                           C.    Organizational Structure...................................................29
                           D.   Property, Plants and Equipment..............................................29
         ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................30
                           A.   and B. Operating Results and Liquidity and Capital Resources................30
                           C.   Research and Development, Patents and Licenses, etc.........................43
                           D.   Trend Information...........................................................43
         ITEM 6.           DIRECTORS AND EXECUTIVE OFFICERS.................................................44
                           A.   Directors and Management....................................................44
                           B.   Compensation................................................................47
                           C.   Board Practices.............................................................51
                           D.   Employees...................................................................52
                           E.   Share Ownership.............................................................53
         ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY
                             TRANSACTIONS...................................................................55
                           A.   Major Shareholders..........................................................55
                           B.   Related Party Transactions..................................................56
                           C.   Interests of Experts and Counsel............................................58
         ITEM 8.           FINANCIAL INFORMATION............................................................58
                           A.   Consolidated Statements and Other Financial Information.....................58
                           B.   Significant Changes.........................................................58
         ITEM 9.           THE OFFER AND LISTING............................................................59
                           A.   Offer and Listing Details...................................................59
                           B.   Plan of Distribution........................................................60
                           C.   Markets.....................................................................60
                           D.   Selling Shareholders........................................................60
                           E.   Dilution....................................................................60
                           F.   Expenses of the Issue.......................................................60
         ITEM 10.          ADDITIONAL INFORMATION...........................................................60
                           A.   Share Capital...............................................................60
                           B.   Memorandum and Articles of Association......................................61
                           C.   Material Contracts..........................................................62
                           D.   Exchange Controls...........................................................62
                           E.   Taxation....................................................................62
                           F.   Dividends and Paying Agents.................................................67
                           G.   Statement by Experts........................................................67
                           H.   Documents on Display........................................................67

                           I.  Subsidiary Information.......................................................68
         ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                             MARKET RISK....................................................................68
         ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN
                             EQUITY SECURITIES..............................................................68

Part II.....................................................................................................69
         ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................................69
         ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS
                             OF SECURITY HOLDERS AND USE OF PROCEEDS........................................69
                           A.   Use of Proceeds.............................................................69
         ITEM 15.          [RESERVED].......................................................................69
         ITEM 16.          [RESERVED].......................................................................69

Part III....................................................................................................69
         ITEM 17.          FINANCIAL STATEMENTS.............................................................69
         ITEM 18.          FINANCIAL STATEMENTS.............................................................70
         ITEM 19.          EXHIBITS.........................................................................93
         INDEX TO EXHIBITS ..................................................................................I

                                     PART I

         In this annual report, "ImagicTV," "the Company," "we," "us" and "our" refer to ImagicTV Inc. and its subsidiaries.

         All financial information presented in this annual report is expressed in U.S. dollars, except where indicated to the contrary. References to "$" or "U.S.$" are to U.S. dollars and references to "C$" are to Canadian dollars.

         Unless we indicate otherwise, all information in this annual report is stated as of May 14, 2002.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements. These statements include statements under the headings "Risk Factors" in "Item 3. Key Information," "Business Overview" in "Item 4. Information on the Company," "Management's Discussion and Analysis" in "Item 5. Operating and Financial Review and Prospects" and "Use of Proceeds" in "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds" and elsewhere in this annual report regarding conditions in the telecommunications industry, our goals and business strategy, our business model and plans, our efforts to develop and enhance our products, our expected sources of revenue, our future costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed in "Risk Factors" in "Item 3. Key Information." These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         You should read the following selected consolidated financial data together with the financial information set forth under the heading "Management's Discussion and Analysis" in "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included in "Item 18. Financial Statements."

         The consolidated statement of operations data for the fiscal years ended February 29, 2000, February 28, 2001 and February 28, 2002 and the consolidated balance sheet data as of February 28, 2001 and February 28, 2002 are derived from, and are qualified by reference to, our consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants, and are included elsewhere in this annual report. The consolidated financial statements are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP are described in note 12 to the consolidated financial statements. The consolidated statement of operations data for the period from December 24, 1997 (inception) to February 28, 1998 and for the year ended February 28, 1999 and the consolidated balance sheet data as of February 28, 1998, February 28, 1999 and February 29, 2000 are derived from audited financial statements not included in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future period.


                                                                               FISCAL YEAR ENDED
                                                   ----------------------------------------------------------------------------
                                                   DECEMBER 24, 1997  FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 28,     FEBRUARY 28,
                                                    (INCEPTION) TO        1999          2000          2001             2002
                                                   FEBRUARY 28, 1998
                                                   ----------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
                                                              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
Revenues:
    License fees                                                    $-           $-       $1,384       $4,770              $631
    Royalty fees                                                     -            -            -        1,288             1,197
    Services                                                         -           14          393        1,791             2,387
    Equipment                                                        -          465          321        1,150                 -
                                                   ----------------------------------------------------------------------------
Total revenues                                                       -          479        2,098        8,999             4,215
                                                   ----------------------------------------------------------------------------
Cost of revenues:
    Services                                                         -            -          657        2,379             2,603
    Equipment                                                        -          604          331        1,068                 -
                                                   ----------------------------------------------------------------------------
Total cost of revenues                                               -          604          988        3,447             2,603
                                                   ----------------------------------------------------------------------------
Gross profit (loss)                                                  -         (125)       1,110        5,552             1,612
                                                   ----------------------------------------------------------------------------
Operating expenses:
    Sales and marketing                                             18          543        2,325        7,763             8,928
    Research and development                                        66        2,014        4,084        7,967             7,151
    General and administrative                                      26          344          827        2,815             4,582
    Restructuring expense                                            -            -            -            -             1,162
                                                   ----------------------------------------------------------------------------
Total operating expenses                                           110        2,901        7,236       18,545            21,823
                                                   ----------------------------------------------------------------------------
Loss from operations                                              (110)      (3,026)      (6,126)     (12,993)          (20,211)
Other income (expense), net                                          -          (25)         524        1,559             1,628
                                                   ----------------------------------------------------------------------------
Loss before provision for income taxes                            (110)      (3,051)      (5,602)     (11,434)          (18,583)
Provision for income taxes                                           -          (17)         (44)         (24)             (121)
                                                   ----------------------------------------------------------------------------
Net loss - in accordance with Canadian and U.S.                  $(110)     $(3,068)     $(5,646)    $(11,458)         $(18,704)
  GAAP
                                                   ----------------------------------------------------------------------------
                                                   ----------------------------------------------------------------------------
Basic and diluted net loss per share - in                       $(0.05)      $(0.57)      $(0.40)      $(0.58)           $(0.76)
  accordance with Canadian and U.S. GAAP
                                                   ----------------------------------------------------------------------------
                                                   ----------------------------------------------------------------------------
Weighted average number of shares used in                        2,331        5,336       13,968       19,796            24,606
  computing basic and diluted net loss per share
                                                   ----------------------------------------------------------------------------
                                                   ----------------------------------------------------------------------------

                                                                               AS AT
                                            --------------------------------------------------------------------------
                                            FEBRUARY 28,   FEBRUARY 28,  FEBRUARY 29,   FEBRUARY 28,      FEBRUARY 28,
                                               1998            1999          2000          2001              2002
                                            --------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:                                     (IN THOUSANDS OF U.S. DOLLARS)
Cash and cash equivalents                           $245          $603        $6,396        $46,414          $45,641
Short-term investments                                 -             -             -         14,346              359
Working capital                                    (139)         1,852         6,154         62,807           45,156
Total assets                                         289         3,153         9,859         71,846           49,485
Long-term debt                                         -             -         1,737          1,577            1,496
Total shareholders' equity                          (109)        2,493         5,706         64,200           45,793

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED SPECULATIVE. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. FURTHER, IF WE FAIL TO MEET THE EXPECTATIONS OF THE PUBLIC MARKET IN ANY GIVEN PERIOD, THE MARKET PRICE OF OUR COMMON SHARES COULD DECLINE.

RISKS RELATED TO OUR FINANCIAL CONDITION

OUR LIMITED OPERATING HISTORY AND THE FACT THAT OUR BUSINESS IS ESSENTIALLY DEPENDENT ON ONE PRODUCT, OUR DTV MANAGER SOFTWARE, MAKES OUR BUSINESS AND PROSPECTS DIFFICULT TO EVALUATE.

         We have a limited operating history which makes the prospects for our business difficult to evaluate. We began our operations in January 1998 and did not release a product until December 1998. Our present operations consist of (1) licensing our DTV Manager software, as well as our pcVu software and Movie Manager software which work in conjunction with DTV Manager, to telephone companies and other service providers, (2) providing related services and (3) further developing our software products. As such, our business is essentially dependent on our success in developing DTV Manager software and licensing it to service providers. There is no significant historical basis to assess how we will respond to competitive, economic and technological challenges and a rapidly developing marketplace. If we fail to meet any of these challenges, or otherwise fail to successfully develop and license our DTV Manager software or any successor software, our operating results could suffer and you could lose all or part of your investment.

WE INCURRED NET LOSSES SINCE INCEPTION, INCLUDING A NET LOSS OF $18.7 MILLION FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2002. WE EXPECT TO CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE, AND WE MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

         Since our inception, we have not had a profitable quarter. We incurred net losses of approximately $11.5 million for fiscal year ended February 28, 2001 and $18.7 million for the fiscal year ended February 28, 2002. As of February 28, 2002, we had an accumulated deficit of approximately $39.0 million. We expect to incur significant operating expenses over the next several years. As a result of these expenditures, we expect to incur additional losses for the foreseeable future, and we may never become profitable.

         To achieve profitability, we must generate and sustain substantially increased revenues and control future expense levels. We forecast our future expense levels based on our operating plans and on estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to the development of our products and services based on circumstances in the marketplace. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability. If we fail to become profitable, the value of your investment in our common shares could be significantly reduced.

OUR SOFTWARE MAY REQUIRE A SERVICE PROVIDER TO DRAMATICALLY CHANGE ITS ESTABLISHED BUSINESS PRACTICES. THIS MAY EXTEND THE TIME REQUIRED TO COMPLETE A COMMERCIAL LICENSE AGREEMENT, RESULTING IN SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE.

         We believe that the purchase of our DTV Manager and Movie Manager software and our related services involves a significant commitment of capital and other resources by a telephone company or other service provider. In many cases, the service provider's decision to offer services based on our software products may require a service provider to change its established business practices, to conduct its business in new ways and potentially make substantial upgrades to its infrastructure. As a result, we must educate service providers on the use and benefits of our software products, which can require us to commit significant time and resources without necessarily resulting in revenues.

THE TIME REQUIRED TO COMPLETE A LICENSE ON A COMMERCIAL BASIS CAN BE SIGNIFICANT. AS A RESULT, WE ACCEPT SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE.

         Service providers generally must consider a wide range of other issues before committing to purchase our software products. Many potential customers enter into trial license agreements with us in order to use our software products on a trial basis. The success of these trials often determines whether or not the potential customer licenses our software on a commercial basis. Further, the telecommunications industry is experiencing a significant reduction in capital spending which will likely result in a delay in the substantial capital commitments associated with the commercial deployment of our software. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our software products.

         As a result of the foregoing, the time from an initial product demonstration to a customer to the entering into of a commercial license with the customer may be significant. In the past, our sales cycle has ranged from six to 18 months and, in some instances, has been significantly longer. This lengthy sales cycle limits our ability to forecast the timing and amount of specific sales in a particular quarter and will likely continue to cause significant fluctuations in our quarterly operating results. Because of these fluctuations, we believe that neither our past performance nor period-to-period comparisons of our operating results are, or will be, a reliable indication of our future performance. If our operating results for a particular period fail to meet analyst and investor expectations that are based on our past performance or on period-to-period comparisons of our operating results, our share price could decline.

THE FAILURE OF OUR COMMON SHARES TO MAINTAIN A MINIMUM PER SHARE BID PRICE OF $1.00 MAY SUBJECT OUR COMMON SHARES TO DELISTING PROCEEDINGS UNDER THE RULES OF THE NASDAQ NATIONAL MARKET. IF OUR COMMON SHARES ARE DELISTED, OUR STOCKHOLDERS MAY EXPERIENCE SUBSTANTIALLY DECREASED LIQUIDITY IN THEIR SHARES, THE MARKET PRICE OF OUR STOCK WILL LIKELY DECLINE AND OUR ABILITY TO OBTAIN FINANCING MAY BE ADVERSELY AFFECTED.

         Our common shares are traded on The Nasdaq National Market. For continued listing, Nasdaq requires a share to maintain at least a $1.00 minimum closing bid price.

         On March 6, 2002, we received a letter from Nasdaq notifying us that for the preceding 30 consecutive trading days the price of our common shares had closed below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq National Market. We have until June 4, 2002 to regain compliance. To regain compliance, the bid price of our common shares must close at $1.00 per share or more for a minimum of ten consecutive trading days. If compliance cannot be demonstrated by June 4, 2002, Nasdaq will provide written notification that our common shares will be delisted.

         If we determine that we will not satisfy the $1.00 minimum bid price requirement for continued inclusion on The Nasdaq National Market by June 4, 2002, we intend to apply to transfer the common shares to The Nasdaq SmallCap Market. To transfer, we must satisfy the continued inclusion requirements for the Nasdaq SmallCap Market, which makes available an extended grace period until at least September 3, 2002, for attaining compliance with the minimum $1.00 bid price requirement. We also may qualify for an additional 180-day grace period beyond September 3, 2002, to attain compliance with the $1.00 bid price requirement. If we submit a transfer application and pay the applicable listing fees by June 4, 2002, initiation of the delisting proceedings will be stayed pending the Nasdaq staff's review of the transfer application. Even if we do elect to transfer our common shares to the Nasdaq SmallCap Market, we can provide no assurances the application will be accepted or that we will be able to satisfy the continued listing requirements of the Nasdaq SmallCap Market.

         If our application to transfer to The Nasdaq SmallCap Market is denied and we receive a delisting notification, we will have the ability to appeal the delisting determination to a Listing Qualifications Panel; however, we can make no assurances that if a hearing is conducted, we will receive a favourable determination for the continued listing of our common shares.

         If The Nasdaq National Market delists our common shares and we are unable to transfer our common shares to The Nasdaq SmallCap Market, you may find it more difficult to dispose of your shares or obtain accurate quotations as to the share's market value in the United States, and the market price of our common shares will likely decline further. The failure of our common shares to be listed on The Nasdaq National Market or The Nasdaq SmallCap Market also may adversely affect our ability to raise capital through the issuance of securities or otherwise obtain financing.

IF WE CANNOT RAISE NEEDED ADDITIONAL CAPITAL IN THE FUTURE, OUR BUSINESS COULD SUFFER.

         Our expenses currently significantly exceed our revenues. We expect that our cash position, as of February 28, 2002 will be sufficient to meet our working capital requirements for approximately the next 24 months. In the longer term, if our revenues do not increase substantially within this time period we may need to raise additional capital, which may not be available on terms acceptable to us, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to increase sales, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could cause our business to suffer and adversely affect our financial condition.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

IF SERVICE PROVIDERS DO NOT SUCCESSFULLY DEPLOY BROADBAND TECHNOLOGIES AND SERVICES, A MARKET FOR OUR SOFTWARE PRODUCTS WILL NOT DEVELOP. RECENT RELUCTANCE OF SERVICE PROVIDERS TO MAKE SIGNIFICANT CAPITAL INVESTMENTS MAY HEIGHTEN THIS ISSUE.

         Our software products can only be implemented over a broadband network. Telephone companies and other service providers have only recently begun offering broadband services such as xDSL, which refers to the different protocols that fall under the digital subscriber line (DSL) umbrella of broadband technologies. DSL is a technology for pushing a relatively large number of bits through wiring that is typical for "last mile" telephone connections. If a significant number of service providers decide not to offer broadband services, the market for our software products will not grow as we anticipate.

Sales of our software products largely depend on the increased use and widespread adoption of broadband services and the ability of service providers to market and sell broadband services, such as high-speed Internet access and multi-channel digital television services, to residential subscribers.

         The telecommunications industry has suffered a significant slowdown in the last 18 months, which is expected to continue for at least the next 12 months, and there may be a reduction in the number of our potential customers due to industry consolidation, financial difficulties or other factors. Even if service providers decide to deploy broadband services, this deployment may not be successful. Service providers have delayed deployments in the past and may delay deployments in the future. Factors that could cause a service provider not to deploy, to delay deployment of or to fail to successfully deploy the broadband services for which our software products are designed include the following:

         o the financial difficulty suffered by many service providers, including incumbent local exchange carriers and other telephony providers;

         o regulatory prohibitions, restrictions, uncertainties and delays;

         o reduction in capital spending within the telecommunications industry;

         o the quality of the service provider's network infrastructure and cost of infrastructure upgrades and maintenance;

         o the inexperience of the service provider in providing broadband services and the lack of sufficient technical expertise and personnel to install products and implement services effectively; and

         o the inability of the service provider to predict return on its investment in broadband-capable infrastructure and equipment.

         Unless service providers successfully deploy the infrastructure required to provide broadband services to their subscribers, who are the ultimate consumers of services based upon our software products, their networks will not be capable of supporting our software products. If that deployment does not occur, a market for our software products will not develop, and we will not be able to achieve our business objectives or reverse our history of losses.

IF SERVICE PROVIDERS FAIL TO DEPLOY SERVICES BASED UPON OUR SOFTWARE PRODUCTS THROUGHOUT THEIR SERVICE AREAS, OUR BUSINESS WILL NOT GROW.

         We generate revenues from initial license fees charged to our customers based on the number of homes passed in a geographic area under license, and from ongoing royalty fees charged to customers on a per subscriber basis. As a result, our growth and future success depend substantially on our ability to attract new customers and to convince these customers to deploy services based upon our software products to their subscribers throughout their service areas. We believe that many service providers will be unwilling to commit to broad deployment of services based on our products until they have completed trials of our software products as well as those of our competitors. Our ability to sell our software products will depend principally on how successfully we can demonstrate to service providers that:

         o our software products are reliable and capable of delivering service to a large number of subscribers without degradation of quality;

         o subscribers will purchase multi-channel digital television and interactive media services based on our software products at prices and in quantities that will justify the service provider's investment in our software products, related services and any necessary infrastructure upgrades;

         o our software products will remain compatible with evolving industry standards and technology; and

         o our software products will enable the service provider to sell new services to existing and new subscribers.

         We have licensed our software products to eight customers in North America, Europe and Asia. Of these customers, three telephone companies have launched commercial services to subscribers, one additional telephone company has licensed DTV Manager for commercial deployment, and four other telephone companies have entered into a trial license agreement. In addition, we have installed DTV Manager for limited testing purposes on networks of ten other service providers in North America, Europe and Asia. None of our customers are contractually obligated to deploy, market or promote services based on our software products, nor are any of our customers contractually required to achieve any specific introduction schedule. Accordingly, even if a service provider initiates a consumer trial of services based on our software products, the service provider is under no obligation to continue its relationship with us or to launch a full-scale deployment of services based on our software products in the geographic area under license or more broadly through its service territories. If service providers determine that services based on our software products are not viable as a business proposition or if they determine that the services do not meet their business or operational strategies, they may stop using our software products to provide those services. If we are unable to sell our software products and services to a substantial number of additional service providers or if our existing and any new customers fail to broadly deploy services based on our software products, our growth prospects and revenues will suffer.

IF OUR CUSTOMERS ARE UNABLE TO ATTRACT AND RETAIN SUBSCRIBERS, OUR REVENUES WILL SUFFER.

         Our customers' subscribers are the ultimate consumers of multi-channel digital television and interactive media services based upon our software products. We expect to derive a substantial portion of our future revenues from royalties charged to our customers on a per subscriber basis. Accordingly, our revenues will depend to a significant extent upon the number of subscribers to whom our customers deliver multi-channel digital television and interactive media services based upon our software products. The extent to which our customers attract and retain subscribers will depend on, among other things, their ability to effectively configure and package, competitively price and effectively market their service offerings.

         Also, many of our customers will face competition from companies that offer multi-channel digital television and interactive media services through alternative technologies that are incompatible with our software products. These alternative technologies include coaxial cable, fixed wireless and satellite technologies. Cable operators, in particular, are currently deploying products that are capable of delivering voice, Internet and television services over coaxial cable.

         We cannot assure you that our customers will succeed in attracting and retaining a meaningful subscriber base that purchases services delivered through our software products. If our customers are unable to attract and retain a significant number of subscribers, our revenues will suffer, and we may never become profitable.

COMPETITIVE PRODUCTS MAY REDUCE DEMAND FOR OUR SOFTWARE PRODUCTS AND THUS REDUCE THE VALUE OF YOUR INVESTMENT IN OUR COMMON SHARES.

         We compete directly with Myrio Corporation, Minerva Networks, Inc., Thirdspace Living Limited and Orca Communications, which provide products and services that are competitive with all or part of our software products and related services. In addition, Liberate Technologies, an indirect competitor, provides technology and services relating to interactive television. Competition in the market for software products that enable the delivery of multi-channel digital television or interactive media services is significant and will likely persist and intensify over time. We cannot predict that we will obtain or maintain the market share or pricing levels that we need to become and remain profitable. By using the same standards upon which our software products are based, a competitor with sufficient resources could design and market a similar product that competes directly with our software products. Some of our competitors may develop some or all of the interactive media services that we intend to develop and may sell these services to service providers for deployment separately or in conjunction with our software products. This could have a significant effect on our ability to expand the range of our product offerings over time.

         Many of our existing and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. If we are unable to continuously improve our software products or if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may never become profitable.

THREE CUSTOMERS GENERATED 64% OF OUR REVENUES IN FISCAL 2002, AND WE EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES FOR THE FORESEEABLE FUTURE.

         In fiscal years 1999, 2000 and 2001, we derived a significant portion of our revenues from a limited number of customers. Since our target customer base is primarily telephone companies and other service providers, excluding cable and satellite network operators, we expect to continue to derive a significant portion of our revenues from a limited customer base. In fiscal 1999, NBTel Inc. ("NBTel"), a subsidiary of Aliant, our largest shareholder, accounted for 97% of our revenues. For fiscal 2000, NBTel, Kingston Vision, a subsidiary of Kingston Communications (Hull) plc, the incumbent local exchange carrier in East Yorkshire, England and SaskTel, the incumbent local exchange carrier in the Province of Saskatchewan, each accounted for more than 10% of our revenues and together accounted for 85% of our revenues. For fiscal 2001, Aliant, CenturyTel, a provider of integrated communication services in 20 states in the U.S., and Boardwalk Equities, an operator of multiple dwelling units in Canada, each accounted for approximately 10% or more of our revenues and together accounted for approximately 55% of our revenues. For fiscal 2002, Aliant, Sasktel and CenturyTel each accounted for more than 10% of our revenues and together accounted for approximately 64% of our revenues. In particular, for fiscal 2002, Aliant accounted for 30% of our total revenues. For further information on our sources of revenue, see "Management's Discussion and Analysis--Overview" in "Item 5. Operating and Financial Review and Prospects." If new customers from our limited base of potential customers do not license our software or if our existing and any new customers are not successful in selling services based upon our software products to a significant number of subscribers, we may never become profitable.


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WE HAVE A LARGE PORTION OF OUR COMMON SHARES HELD BY A SMALL NUMBER OF OUR
SHAREHOLDERS. THIS CONCENTRATION CAN AFFECT SHAREHOLDER VOTES AND CAUSE OUR SHARE PRICE TO BE VOLATILE IN THE PUBLIC TRADING MARKET.

         A large portion of our common shares is held by a small number of shareholders. As a result, these shareholders are able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions, including business combinations. In addition, the occurrence of sales of a large number of our common shares, or the perception that these sales could occur, may affect our share price and could impair our ability to obtain capital through an offering of equity securities. Furthermore, the current ratios of ownership of our common shares reduce the public float and liquidity of our common shares which can in turn affect the market price of our common shares.

THE FAILURE OF INTERACTIVE TELEVISION TO GAIN BROAD MARKET ACCEPTANCE COULD LIMIT OUR POTENTIAL GROWTH AND REVENUES.

         Our DTV Manager software enables service providers to deliver interactive media services in addition to multi-channel digital television services. Some of our anticipated growth depends, among other things, on the broad acceptance of interactive television by industry participants, including broadcast and pay-television networks and manufacturers of televisions and set-top boxes, and their ability to successfully market interactive television to viewers and advertisers. Interactive television is a relatively new and emerging business, and we cannot guarantee that it will attract widespread demand or acceptance in any of our markets. There have been several well-financed, high profile attempts in the United States to develop and deploy systems in the broad category of interactive television. None of these attempts has resulted in large-scale deployment, and many key industry participants have avoided participating in interactive television. If interactive television fails to gain market acceptance, subscriber growth may be adversely affected and our ability to generate revenues may be restricted.

IF WE FAIL TO INTRODUCE NEW FUNCTIONALITY IN OUR PRODUCTS OR IF OUR NEW PRODUCTS ARE UNSUCCESSFUL, OUR GROWTH PROSPECTS WILL BE LIMITED. WE ALSO MAY NOT RECOVER REVENUES IN THE AMOUNTS WE EXPEND FOR RESEARCH AND DEVELOPMENT COSTS.

         We generate revenues from one-time license fees, royalties payable by service providers on a per subscriber basis and fees for related maintenance and professional services. In order to generate long-term revenue growth and become profitable, we believe we must continue to add new functionality to our products. In many instances, this new functionality may require the use of new technologies and/or adherence to new industry standards. To meet this challenge, we must obtain key contributions from programmers, product planners, technical architects and other internal staff. We must also obtain proper information from the marketplace, including our customers and industry analysts. Our failure to meet this challenge in any way could limit our growth prospects. We cannot assure you that any costs that we expend for research and development will result in the generation of any revenues by us.

IF WE FAIL TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH INDUSTRY PARTICIPANTS, OUR BUSINESS COULD SUFFER.

         We rely and expect to continue to rely upon non-exclusive relationships with a number of major participants in the telecommunications, computer and software industries to ensure the interoperability of our software with their hardware and software, such as network and encoder equipment, set-top boxes and database software systems, and to market and jointly promote the sale of our products with their products. Generally, our arrangements and formal agreements with these industry participants are short-term or terminable on short notice. Further, other industry relationships remain informal. We typically do not receive any monetary compensation, in the form of revenues, referral fees or otherwise, under these arrangements, and we typically do not directly generate revenues from these arrangements. If the nature of these relationships changed significantly, or if these relationships failed to evolve in ways consistent with our business plan, our software products would still operate with their third-party hardware and software, but our ability to market and sell our software products could suffer.

IF WE FAIL TO HIRE AND RETAIN PERSONNEL WITH THE NECESSARY SKILLS AND KNOWLEDGE, THE IMPLEMENTATION OF OUR BUSINESS PLAN COULD SLOW AND/OR OUR GROWTH COULD HALT.

         Competition for highly skilled technical, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills, knowledge of the telecommunications industry and understanding of the market. Any failure to attract, assimilate, train or retain qualified personnel to fulfil our current or future needs could slow implementation of our business plan or halt our growth.

         Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. Our key executive officers are Gerald Pond, Chief Executive Officer, Marcel LeBrun, President and Chief Operating Officer, Allan Cameron, Vice President of Technology and Jeffrey White, Chief Financial Officer. The loss of the services of any of these individuals could delay the development and introduction of, and negatively impact our ability to sell, our software products and related services.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL
RESULTS.

         Fluctuations in foreign exchange rates may affect our results of operations, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. As our operations are currently based in Canada, a significant portion of our expenses is in Canadian dollars. However, a substantial part of our revenues is currently generated in U.S. dollars, and we expect that a majority of our revenues for the foreseeable future will be generated in U.S. dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected. Also, changes in foreign exchange rates may affect the relative prices at which foreign competitors and we sell products in the same market.

RISKS RELATED TO OUR TECHNOLOGY

IF OUR SOFTWARE CANNOT SUPPORT AND MANAGE A SUBSTANTIAL NUMBER OF USERS, DEMAND FOR OUR PRODUCTS AND SERVICES WILL DECLINE SIGNIFICANTLY.

         Our software relies on the large-scale use of Internet Protocol and, more specifically, Internet Protocol multicast technology. Our customers' commercial deployments to date have shown that our software can support the concurrent delivery of multi-channel digital television and interactive media services to approximately 10,500 subscribers. While we believe that our software, through the use of Internet Protocol multicast technology, can support delivery of multi-channel digital television and interactive media services to a significantly larger number of customers without significant redesign or expense, there is currently no large scale customer deployment of our software products to support our belief. If our software's reliance on Internet Protocol multicast technology significantly limits the ability of our customers to serve their desired subscriber base, demand for our software products and related services will decline, our ability to generate revenues will suffer and we may incur significant costs.

IF SUPPLIERS DO NOT CONTINUE TO MANUFACTURE AND MAKE AVAILABLE PRODUCTS THAT SUPPORT OUR SOFTWARE, WE MAY BE UNABLE TO MEET THE DEMANDS OF SERVICE PROVIDERS.

         Although we have designed our software so that it can be adapted to work on a number of different hardware and software platforms, we must modify our software each time we adapt it to a new platform. At this time, our software operates only on the following server, database and set-top box platforms:

         o        a Sun Microsystems server platform;

         o        an Oracle Corporation database platform; and

         o a Pace Micro Technology plc ("Pace") or Thomson Consumer Electronics Inc. ("Thomson") set-top box platform.

         If the availability of these products becomes limited, or if the cost of these products increases, we may be unable to meet, in a timely and cost-effective manner, demand for software that runs on alternative servers, databases and set-top boxes. Moreover, although we believe that we can adapt our software to operate on other servers, databases and set-top box platforms, we would have to incur additional costs to do so and cannot assure you that our software products would operate successfully in actual deployment on any of these other platforms. If we fail to satisfy our customers' demands, they may cease doing business with us and our revenue will suffer.

RAPID TECHNOLOGICAL ADVANCES OR THE ADOPTION OF NEW STANDARDS COULD IMPAIR OUR ABILITY TO DELIVER OUR PRODUCTS TO SERVICE PROVIDERS IN A TIMELY MANNER. AS A RESULT, OUR REVENUES WOULD SUFFER.

         Our success depends in large part on our ability to keep our software current and compatible with evolving technologies and standards. Unexpected changes in technology or standards could disrupt the development of our software products and prevent us from meeting deadlines for the delivery of our software products. If we are unable to keep pace with technological advancements and adapt our software to new standards in a timely manner, we may lose customers and our revenue will suffer.

THE OCCURRENCE OF ANY DEFECTS, ERRORS OR FAILURES IN OUR SOFTWARE COULD RESULT IN DELAYS IN INSTALLATION AND LOSS OF CUSTOMERS.

         Our software is complex and may contain undetected defects, errors or failures. These problems have occurred in our software in the past. Additional problems may occur in our software in the future, which could result in the loss of, or delay in, market acceptance of our software products. In addition, we have limited experience with commercial deployment, and we expect additional defects, errors and failures as our business expands from trials to commercial deployment of our software product with customers. These problems could result in a loss of sales and additional costs and liabilities to us, including loss of our existing customers.

IF OUR TECHNOLOGY IS RESPONSIBLE FOR THE FAILURE OF ANY SERVICE PROVIDER TO DELIVER SERVICES TO SUBSCRIBERS, OUR REPUTATION AND VIABILITY COULD BE SERIOUSLY DAMAGED.

         We expect that most service providers that purchase our software products will deliver multi-channel digital television and interactive media services in conjunction with voice and Internet services. If our software is responsible, or appears to be responsible, for a failure to deliver voice, Internet or television, a likely result would be severe customer service or public relations problems that could seriously damage our reputation and viability.

RISKS RELATED TO LEGAL UNCERTAINTIES

BECAUSE MUCH OF OUR POTENTIAL SUCCESS AND VALUE LIES IN OUR OWNERSHIP AND USE OF INTELLECTUAL PROPERTY, OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY COULD NEGATIVELY AFFECT US.

         Our ability to compete effectively is dependent in large part upon the maintenance and protection of our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property other than a Canadian trademark registration for a stylized form of the word "ImagicTV." To date, we have relied on trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers, strategic partners and vendors in an effort to control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we are taking may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could have a material adverse affect on our business.

WE MAY BE SUBJECT TO DAMAGING AND DISRUPTIVE INTELLECTUAL PROPERTY LITIGATION.

         The software development and interactive television businesses are very litigious. We may be subject to intellectual property litigation that could:

         o        be time-consuming and expensive;

         o        divert attention and resources away from our daily business;

         o        impede or prevent delivery of our products and services; and

         o require us to pay significant royalties, licensing fees and damages.

         Although we are not aware that any of our software products or related services infringe any published patents or registered trademarks, and although we have not been served notice of any potential infringement, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our products or services.

         Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in Canada, the United States and other jurisdictions, potentially resulting in us being required to pay substantial damages. In the event of a successful claim of infringement, our customers and we may need to obtain one or more licenses from third-parties, which may not be available at a reasonable cost, if at all. The defence of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide our products or services, any of which could harm our business.

LAWS AND GOVERNMENT REGULATION AND POLICIES IN VARIOUS JURISDICTIONS MAY RESTRICT THE WILLINGNESS OR ABILITY OF SERVICE PROVIDERS TO LICENSE OUR SOFTWARE PRODUCT AND DELIVER MULTI-CHANNEL DIGITAL TELEVISION AND INTERACTIVE MEDIA SERVICES TO SUBSCRIBERS.

         Service providers in jurisdictions where we currently do business and where we intend to do business in the future operate in heavily regulated industries. Although we, in providing our products and services, are not now directly subject to significant regulation, our existing and potential customers are subject to laws, regulations and policies, including licensing and permit requirements, zoning restrictions, laws regulating the provisioning of television services, copyright laws which may be interpreted or amended to restrict the capture and "time shifting" of television programming and foreign share ownership restrictions, that could adversely affect their willingness or ability to:

         o        invest in technology necessary for our software to operate; or

         o offer multi-channel digital television and interactive media services to subscribers.

         As a result, these laws, regulations and policies may impede sales of our software products and related services. For a more thorough discussion of the regulatory issues that may affect our business, see "Business Overview - Regulation of Service Providers" in "Item 4. Information on the Company."

IF WE ARE TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES, OUR U.S. SHAREHOLDERS MAY BE SUBJECT TO AN UNFAVOURABLE TAX REGIME.

         While we believe, based on our income, assets and activities, that we should not be a passive foreign investment company for our taxable year ended February 28, 2002, it is possible that we will nonetheless be treated as a passive foreign investment company for U.S. federal income tax purposes for such taxable year or for later taxable years. If we are classified as such, a special tax regime would apply to "excess distributions" with respect to shares held by a U.S. shareholder and gain realized in the disposition of shares held by a U.S. shareholder, unless the U.S. shareholder timely makes an election available under applicable law. For a more thorough discussion of the passive foreign investment company rules, see "Certain Canadian and United States Income Tax Considerations - United States Federal Income Tax Considerations - Passive Foreign Investment Company Considerations" in "Item 10.
Additional Information."

         You should rely only on the information contained in this annual report. We have not authorized any other person to provide different information. The information appearing in this annual report is as of May 14, 2002. Our business, financial condition, results of operations and prospects may have changed since that date.



ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         See "Organizational Structure" in "Item 4. Information on the Company."

         Our principal executive officers are located at One Brunswick Square, 14th Floor, Saint John, New Brunswick E2L 3Y2, Canada. Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, whose telephone number is (212) 590-9200.

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B.       BUSINESS OVERVIEW

         We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband or high-speed communications network. Our software is based on open, Internet-based standards for software and networking and is designed to work in conjunction with industry standard third-party hardware and software. Service providers can implement our software in conjunction with industry standard third-party hardware and software over existing copper phone lines using xDSL technology, including ADSL and various broadband access technologies such as fiber to the home and broadband wireless technologies.

         Our customers include incumbent local exchange carriers and other telephony providers. We also offer our software products and related services to providers of broadband transmission services such as power and utility companies and Internet service providers.

         We believe telephone companies and other service providers are seeking solutions that will allow them to deliver multi-channel digital television services and other revenue generating applications bundled with their existing voice and Internet service offerings and thus to compete with cable and satellite television operators in the emerging market for integrated voice, Internet and television services. By implementing our primary software product, DTV Manager, over existing broadband networks and by acquiring and installing additional equipment as subscribers activate service, we believe that service providers can cost-effectively offer their subscribers the following services through televisions and personal computers:

         o        digital television with unlimited channel capacity; and

         o        interactive media services, such as:

                  o Internet-on-television, including e-mail and Web access;

                  o        video-on-demand;

                  o        self-service pay-per-view;

                  o        an interactive program guide; and

                  o a customizable television portal that provides access to various available services, including television stations, web sites, digital music channels and e-commerce sites.

         Our DTV Manager software also enables service providers to manage subscriber accounts through service provisioning, customized package offerings and integrated voice, Internet and television billing.

THE IMAGICTV SOLUTION

         Our software enables telephone companies and other service providers to deploy multi-channel digital television and interactive media services over a broadband network. It is designed to work in conjunction with industry standard third-party hardware and software and to integrate with the service provider's existing network and systems. Our software takes advantage of advancements in communications transmission technology, Internet Protocol networking standards and video and audio compression technologies. To implement our software, the service provider's network must comply with various Internet-based standards for software and networking.

         Third-party hardware and software are required to utilize our software products. At this time, our software operates on a Sun Microsystems server platform, an Oracle database platform and a Pace or Thomson set-top box platform. Required video encoder equipment is available from Harmonics Software Inc. We are currently upgrading the set-top box components of DTV Manager to operate on a Next Level Communications, Inc. set-top box platform. We anticipate further modification of our software in the future so that it will operate on other servers, databases and set-top box platforms. Furthermore, our software products are designed to operate over standard network equipment deployed by our customers, which consists of hardware products from a variety of vendors, including Alcatel, Cisco Systems, Inc., Innovia Telecom, Lucent Technologies Inc. and Next Level Communications.

         Our software products are designed to support multiple televisions and personal computers in the home. The number of televisions and personal computers in a home that our software can support will depend upon the capacity of the broadband network and the type of video compression employed by the service provider. For example, using current ADSL technology at transmission rates of six megabits per second and with data compression allowing video transmission at a rate of 3.5 megabits per second, our software can support one television and one personal computer over a single line to the home. By further compressing data to allow video transmission at a rate of 2.5 megabits per second, the service provider can simultaneously support service to two televisions and a personal computer over the same line. With faster technologies such as VDSL and fiber to the home, where and when available, the service provider can use our software to support additional devices in the home. In each case, a subscriber can also use the same line to simultaneously access telephone and high-speed Internet services while using our software products to access television services.

PRODUCTS AND SERVICES

         Our software products currently consist of DTV Manager, pcVu, Movie Manager and the iMagicTV Developer Network (IDN) which are offered together with our related professional services and maintenance and technical support services.

DTV MANAGER

         DTV Manager, our primary product, is a suite of software that integrates, supports and manages the hardware and software components of the service provider's network to enable the service provider to deliver multi-channel digital television and interactive media services from its head office to its subscribers' homes. DTV Manager software falls into three broad categories: viewer component software, administration system software and operations system software.

         VIEWER COMPONENT SOFTWARE. The viewer component software supports set-top boxes in a subscriber's home and allows the subscriber, through the use of a standard television remote control, a wireless keyboard or other device, to browse through a television portal or an interactive program guide, to make on-screen selections of video-on-demand programming and television, pay-per-view and Web channels, and to view information banners that appear at the top of the television screen when new channels are selected. The interactive program guide and the television portal are features of the viewer component software that a service provider can customize to brand its service offering and incorporate local content. The interactive program guide includes up to seven days of information on channel content, which a service provider may update on a regular basis. The television portal also provides access to interactive channels which, for example, may offer online shopping, online banking, Web browsing, video-on-demand and other services. The viewer component software is stored in memory on the set-top box. Without any action required by the subscriber, a service provider can make changes to the viewer component software by remotely distributing software updates over the service provider's network to the subscriber's set-top box.

         ADMINISTRATION SYSTEM SOFTWARE. The administration system software allows service providers to maintain information about subscribers, including the subscriber's profile, class of service, passwords and usage. It supports workstations at a service provider's head office, where the service provider's administrative personnel can use subscriber information to define and configure subscriber accounts and programming packages. Administration system software also allows a service provider's administrative personnel to manage individual subscriber accounts, for example, by blocking particular television channels pursuant to a subscriber's requests.

         OPERATIONS SYSTEM SOFTWARE. The operations system software facilitates the service provider's management of the content delivered to subscribers. The operations system software consists of a variety of components resident on servers at the service provider's head office and at the subscriber's premises on a set-top box or PC. These components allow the service provider to track and collect subscriber usage data, to deliver television programming information to set-top boxes, to initialize and support the set-top boxes and to run a business support system and a network management system. Through the operations system, a service provider can also customize programming packages.

PCVU

         pcVu works in conjunction with DTV Manager and allows a subscriber to receive multi-channel digital television services on a personal computer. It includes a software-based tuner resident on the personal computer and does not require additional hardware in the personal computer. pcVu is designed to deliver high quality digital broadcast television signals so that, to the subscriber, there is no visible distinction between a broadcast delivered over a television and a broadcast delivered over a personal computer. The pcVu software is designed to allow a subscriber to watch television while simultaneously using his or her Web browser and other standard software packages.

MOVIE MANAGER

         Movie Manager works in conjunction with DTV Manager to allow subscribers to access DVD quality video content on demand. It provides VCR style control to the subscriber through the use of the set-top box remote control. With Movie Manager, the service provider can manage the delivery of the content and customize its business application for video rentals by the subscriber.

IMAGICTV DEVELOPER NETWORK (IDN)

         The iMagicTV Developer Network is an Independent Software Vendor (ISV) program. Its purpose is to help developers create applications that extend ImagicTV software solutions. Its members have access to a complete set of application development resources, including a developer's toolkit, a developmental environment, training and support. In addition, our customers can use IDN is to develop their own solution on top of our platform.

SERVICES

         PROFESSIONAL SERVICES. We provide professional services that a service provider may need in conjunction with the introduction of a DTV Manager service offering. For example, we offer project management services, which assist the service provider in defining its subscribers' needs and creating an implementation plan. We also offer ongoing program management services, including operational


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planning, marketing strategy and portal design and customization. In addition, we assist service providers in identifying and negotiating agreements with potential hardware, software and content providers.

         MAINTENANCE AND TECHNICAL SUPPORT SERVICES. We provide comprehensive technical support services that include training, installation, configuration, maintenance and support services. We assist customers in the design of their networks, the selection of hardware and software components and the integration of our software with their existing systems. We also offer a training course for all new customers prior to receiving and installing a system. In addition, we provide direct on-site or telephone support. We also maintain an Internet-based management interface to our equipment to assist with diagnostics.

BENEFITS OF OUR SOFTWARE

         Our software products and related services are designed to provide numerous potential benefits to service providers and enable service providers to deliver various benefits to their subscribers.

BENEFITS TO THE SERVICE PROVIDER

         Our software is designed to provide the following benefits to service providers:

         o INTEGRATED BUNDLED SERVICES TO SUBSCRIBERS. Service providers can offer subscribers multi-channel digital television and interactive media services, through the television and the personal computer, in conjunction with voice and high-speed Internet services. This offers a service provider the potential opportunity to increase its revenue stream from existing subscribers and to increase its subscriber base.

         o USES EXISTING INFRASTRUCTURE. Service providers can take advantage of existing broadband networks, including xDSL, fiber optic and wireless broadband access technologies, to implement DTV Manager. As a result, we believe that service providers can quickly and cost-effectively design and implement our software products. Subsequent investments in technology are variable and directly related to the number of subscribers the service provider activates or anticipates activating.

         o FLEXIBLE TECHNOLOGY ARCHITECTURE. Our software products are based on open, Internet-based standards and are designed to work in conjunction with industry standard, third-party hardware and software. Our software can simultaneously support xDSL, fiber optic and wireless broadband technologies on a single network so that a service provider can continue to use our software throughout its network upgrade process.

         o SCALABILITY. Our software products take advantage of Internet Protocol multicast technology and are designed to enable a service provider to simultaneously serve a large number of subscribers from a single server without degradation of service and without any changes to our software. Our infrastructure software is based on industry leading scalability products.

         o ABILITY TO FULLY MANAGE NETWORK REMOTELY. Using features of DTV Manager, a service provider can remotely perform diagnostics and reboot set-top boxes in subscribers' homes. DTV Manager keeps track of a variety of information related to subscriber usage and maintains error-log files so that the service provider can troubleshoot problems from its premises.


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

         o ABILITY TO DELIVER INTEGRATED TELEVISION PORTAL. An important element of DTV Manager is its ability to enable our customers to integrate a Web-based portal page with the services they offer. A service provider can customize its portal with local content and seek to generate additional revenue by selling space to advertisers, such as e-commerce companies and local subscriber area merchants.

         o CUSTOMIZED SERVICES AND PRICING. Service providers can brand their service offerings and customize them to particular subscribers or groups of subscribers by offering a variety of program packages. Service providers can also structure a variety of subscriber payment packages based on subscription, pay-per-view and other pricing models.

         o UNLIMITED CHANNEL CAPACITY AND ENHANCED MEDIA SERVICES. Our software can support an unlimited number of channels and allows for the delivery of video-on-demand, digital music, Internet content and web sites as separate channels in addition to broadcast television channels.

         o CUSTOMIZED REVENUE GENERATING APPLICATIONS. Using the tools and application program interfaces available under the IDN, our customers have the ability to quickly build customized applications to potentially increase their average revenue per subscriber.

         o INTEGRATION WITH EXISTING SYSTEMS. DTV Manager is designed to integrate with a service provider's existing accounting, marketing and network management software systems. For example, DTV Manager's integration with existing billing systems allows, subject to regulatory restrictions, a service provider to deliver one bill to a subscriber for voice, Internet and television services.

BENEFITS TO THE SUBSCRIBER

         With our software, service providers can deliver the following benefits to their subscribers:

         o MULTI-CHANNEL DIGITAL TELEVISION. Subscribers can access multi-channel digital television through standard televisions and personal computers.

         o FEATURE-RICH INTERACTIVE PROGRAM GUIDE. An interactive program guide allows subscribers to view present and future programming information and to make on-screen selections of television shows, pay-per-view programs, web sites and other content. Subscribers can also use the interactive program guide to access a parental control feature that enables them to select and block access to channels.

         o ALWAYS ON INTERNET-ON-TELEVISION. Our software allows for "always on" Internet access through the television. With browser software resident in set-top boxes and "always on" Internet access, subscribers can be one click away from the Internet at all times. Subscribers can browse the Web and can send and receive e-mail using the set-top's remote control or wireless keyboard.

         o NEW PROGRAMMING AND ENTERTAINMENT OPTIONS. The subscriber may access a host of enhanced services, including video-on-demand, e-commerce, digital music, Web channels and self-serve pay-per-view, without requiring equipment changes or service calls.

         o CONVENIENT SERVICE OFFERING PACKAGE. Subscribers can receive voice, Internet and television services through one service provider and can pay for these services on a single bill, if offered.

STRATEGY

         Our goal is to become the leading developer and provider of software products and related services that enable telephone companies and other service providers to deliver cost-effectively and manage multi-channel digital television and interactive media services. Our strategy includes the following key objectives:

         o EXPAND OUR SALES AND MARKETING EFFORTS. We intend to establish market leadership by continuing to focus on the successful and wide scale deployment of our software with our current customers and by expanding our customer base.

         o CONTINUE TO BUILD OUR GLOBAL PRESENCE. Currently we have sales offices in Canada, the United States, the United Kingdom and Singapore. We plan to continue our presence in North America, Western Europe and in select countries in Asia, where we intend to establish sales and service centres.

         o DEVELOP AND EXPAND OUR INDUSTRY RELATIONSHIPS. We currently have sales, marketing and development relationships with several vendors. We believe that forging and expanding relationships with key vendors is critical to a broad deployment of our products and services and for the further development of our software products.

         o        CONTINUE TO ENHANCE OUR PRODUCTS AND DEVELOP NEW APPLICATIONS.
                  We intend to continue investing in research and development, focusing our spending on product enhancements and new applications that are designed to enable service providers to generate additional revenues, or reduce costs.

         o ADHERE TO INDUSTRY STANDARDS. We believe that adherence to industry standards and development principles strengthens our market position. Accordingly, we support these standards and development principles throughout our product line. This approach is designed to enable service providers to integrate our software products with their existing infrastructure on a cost-effective basis.

TECHNOLOGY

IMPLEMENTATION ARCHITECTURE

         Our software products work with network, head-end and set-top box components and operate on network architecture that is based on Internet Protocol and other standard protocols. Head-end equipment is located at the service provider's premises and consists of digital video equipment and a server suite. Digital video equipment gathers, processes and distributes video, and typically includes satellite dishes and receiver units, encoders and Internet Protocol gateways. The server suite stores and powers DTV Manager software, standard Web server software and standard database software. Set-top boxes run DTV Manager client software, provide support for the MPEG and Internet Protocol multicast technology used in our software and include a Web browser for integrated Internet capability.

         Three key technologies support our implementation architecture: MPEG, Internet Protocol multicast and broadband transmission.

         o MPEG is our main data standard and supports the delivery of high quality video and audio over an Internet Protocol network;

         o Internet Protocol multicast, our data transmission standard, supports the efficient delivery of generic data such as video and audio, as well as software and set-top configuration data throughout the network delivering large amounts of data over a network efficiently because the server can broadcast one message to many recipients simultaneously; and

         o Broadband communications technology provides the speed and capacity necessary to deliver multiple data streams, including video channels, over a single medium such as twisted pair copper wire or fiber optic cable.

         To enhance the capabilities of their existing twisted pair copper wire, service providers can deploy an xDSL-based architecture, including DSL access multiplexers and xDSL modems. Generally, DSL access multiplexers connect broadband lines in the service provider's transport network, or backbone, to xDSL lines in the service provider's access network. In addition, DSL access multiplexers separate high-speed data from voice data, putting high-speed data on the network and low-speed voice data on the conventional phone system. DSL access multiplexers are located in the service provider's central office or remote switching centre. xDSL modems connect a set-top box or personal computer in the home to the xDSL lines in the access network. When MPEG video is delivered to the set-top box through the xDSL modem, the set-top box decodes the MPEG video and sends it to the television. In some cases, the xDSL modem is built into the set-top box.

HOW VIDEO IS DELIVERED OVER AN INTERNET PROTOCOL NETWORK

         Typically, video is distributed from the service provider's head-end to subscribers in three steps:

         o VIDEO CAPTURE. Satellite dishes and receiver units capture digital television signals in the form of MPEG streams.

         o VIDEO CONVERSION. Video encoders or other similar devices convert the MPEG streams into Internet Protocol-compliant video streams.

         o VIDEO MULTICASTING. Video encoders and network components transmit Internet Protocol-compliant video streams over the network to the home.

         At the home, when subscribers use a remote control or wireless keyboard, this action triggers the set-top box to issue a request to join the corresponding Internet Protocol multicast address where the corresponding channel can be found. In response to the request, the server adds the subscriber to the Internet Protocol multicast address and sends the related channel data to the set-top box.

RESEARCH AND DEVELOPMENT

         Our research and development efforts focus on the continued development and enhancement of our existing products and services as well as the development of new applications and services. These efforts are based on input both from our customers and from our research and development staff.

         We are currently engaged in the development of the following new products which we expect to offer as enhancements or "add ons" to DTV Manager:

         o VIRTUAL VCR. This service would enable subscribers to store and replay digital broadcast television and other video content on an "on-demand" basis without a video cassette recorder.

         o RICH MEDIA APPLICATIONS. This service would enable service providers to deliver a pre-packaged bundle of interactive broadband channels to subscribers with imbedded interactive e-commerce applications linked to third-parties. One example is a channel offering a movie and pizza package that subscribers can order through their television. We expect that two-way channel services would often be co-branded with retail and consumer brands.

         Other on-going research and development efforts include:

         o developing the next release of DTV Manager to provide additional enhancements and features based upon input we have received from service providers;

         o upgrading the viewer component of DTV Manager to enable it to operate on the next generations of set-top boxes from Pace, Thomson, and to operate for the first time on Next Level Communications' set-top box;

         o creating a version of our electronic program guide, which provides for the presentation, display and design of the guide and data in HTML format;

         o development of a distributed video on demand architecture to allow for a more efficient and effective management of video assets; and

         o enhancement of our DTV Manager infrastructure software to continue adopting industry leading standards such as JAVA 2 Enterprise Editor, "J2EE," development standard using tools such as BEA infrastructure platforms.

         In October 2000, we entered into a memorandum of understanding with America Online, Inc. to develop custom applications related to the interoperability of our software with America Online's services. Under the terms of the memorandum of understanding, we agreed to work with America Online on investigative research and development, particularly in the delivery of advertising to selected subscriber groups, and obligated ourselves to provide $500,000 of research and development services in this regard. We further agreed that, if America Online licenses our DTV Manager software on a trial basis or for commercial deployment, we will be contractually obligated to provide an additional $2.5 million of continued research and development services relating to these and other custom applications. As of May 14, 2002 we have not commenced the initial research and development work with America Online and as such have not incurred any of these costs. See "Item 18. Financial Statements" "Notes to Consolidated Financial Statements" Note 9(c) for additional details of our agreement with America Online.

CUSTOMERS

          We have licensed our software products to eight customers in North America, Europe and Asia and currently generate revenues from all of these customers. Of these customers, four telephone companies have licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on the networks of ten other service providers in North America, Europe and Asia. Our license agreements, with those customers who have licensed for commercial deployment, generally grant a long-term or perpetual license to use our software products within a specified territory, sometimes on an exclusive basis. While our license agreements generally give limited termination rights to the customer, some of the early commercial license agreements we entered into, which are applicable to two of our customers, are terminable by the customer at its option by advance notice to us. None of our customers, however, are contractually obligated to deploy, market or promote services based on our software, nor are any of our customers contractually required to achieve any specific subscriber introduction schedule. For further information with regard to the risk that our customers will not deploy services based upon our software to their subscribers, see "Risk Factors - If service providers fail to deploy services based upon our software products throughout their service areas, our business will not grow" in "Item 3. Key Information."

         These license agreements also generally provide for the payment of an initial license fee, fixed per subscriber royalty fees, typically calculated on a monthly basis, and fees for maintenance and technical support services. Because we negotiate our license agreements on an individual basis, the type of agreement, the amount, timing and other payment terms of initial license fees, royalty fees and annual fees for maintenance and technical support services typically differ from one customer to another. In addition, we plan to charge separate initial license fees and ongoing royalty fees for any new products that we may introduce.

         Our customers are located in Canada, the United States, Europe and Asia. The following table identifies, as of May 14, 2002 some of our currently licensed customers. For additional information on our customers please read "Item 5. Operating Results and Liquidity and Capital Resources."

         CUSTOMER NAME          DESCRIPTION AND GEOGRAPHIC AREA
         -------------          -------------------------------

         Kingston               Vision A subsidiary of Kingston
                                Communications (Hull) plc, the incumbent local exchange carrier in East Yorkshire, England.

         NBTel The incumbent local exchange carrier in the Province of New Brunswick and a subsidiary of Aliant Telecom Inc.

         CenturyTel             CenturyTel Service Group, L.L.C., a provider of
                                integrated communications services in
                                20 U.S. states.

         MTT The incumbent local exchange carrier in the Province of Nova Scotia and a subsidiary of Aliant Telecom Inc.

         SaskTel Saskatchewan Telecommunications, the incumbent local exchange carrier in the Province of Saskatchewan.

         SingTel Singapore Telecommunications Ltd., the incumbent local exchange carrier in Singapore.

         Telenor Telenor AS, Research and Development Establishment, the incumbent local exchange carrier in Norway.

INDUSTRY RELATIONSHIPS

         We believe that our success depends, among other things, on our ability to:

         o market our software products and services to a substantial number of customers, and thereby build a large potential royalty base;

         o ensure the interoperability of our software with hardware and software from third-party vendors; and

         o develop new products and services to enhance our software products.

         In order to achieve better these goals, we have entered into non-exclusive agreements or understandings with a number of participants in the telecommunications, computer, software and interactive media industries, including:

         o network and encoder equipment providers, such as Advanced Fibre Communications, Inc., Alcatel, Cisco Systems, Harmonic Software, Nortel Networks, Viagate Technologies Inc. and Optibase Ltd.;

         o server hardware and software providers, such as Oracle and Sun Microsystems;

         o        set-top box manufacturers, such as Motorola, Pace and Thomson;
                  and

         o content and interactive media service providers and broadcasters, such as America Online and Atom Shockwave.

         Generally, our agreements and understandings with these industry participants are short-term or terminable on short notice, and neither generate revenues from the participant nor require us to pay any fee to the participant other than out-of-pocket expenses. In addition, in the case of joint marketing arrangements, we generally do not pay or receive referral fees, and our obligations are generally limited to marketing and promotion related activities. We also have and may continue to pursue informal industry relationships with other third-parties.

SALES AND MARKETING

         We currently sell our software products and services through a direct sales force and channel partners. As of May 14, 2002, our sales force consisted of seven employees supported by a staff of 27 system integrators, sales engineers and technical support specialists. Sales representatives are paid a salary plus an incentive bonus based on sales. Direct sales professionals are located in Saint John, New Brunswick; Halifax, Nova Scotia; Atlanta, Georgia; Cambridge, England; Paris, France and Singapore. We use our direct sales force to target service providers we believe provide the highest potential for service deployment.

         To complement our direct sales efforts, we participate in trade shows in North America and Europe and engage in joint marketing and sales with vendors and other market participants with whom we have relationships. We belong to related industry associations, and our representatives also speak at telecommunications, e-commerce and multimedia events. In addition, we have installed our DTV Manager software in customer demonstration centres of various strategic equipment and software vendors, including Thomson, Sun Microsystems and Alcatel, which are accessible to our potential customers.

COMPETITION

         We face competition from a number of companies in the market for multi-channel digital television and interactive media services. Our direct competitors, Myrio Corporation, Minerva Networks, Thirdspace and Orca Communications provide products that are sold to telephone companies and other service providers and are competitive with all or part of our products. An indirect competitor, Liberate Technologies, provides technology and services related to interactive television. We also expect additional competition from other established and emerging companies. We expect competition to persist and intensify as the market for digital interactive television over broadband further develops.

         We believe that the success of companies seeking to develop software that provides telephone companies and other service providers with the ability to deliver multi-channel digital television and interactive media services will depend on the following factors:

         o the ability to provide a complete solution for the delivery and management of digital interactive television;

         o technology that is standards-based and non-proprietary, and is designed to work in conjunction with industry standard, third-party hardware and software;

         o        the quality and reliability of product offerings;

         o        the price and value of product offerings;

         o        the quality of customer service; and

         o        the ability to provide a deployed customer reference.

         We anticipate that a significant part of our future revenues will be derived from subscriber-based royalty fees. These royalties will be wholly dependent on our customers' success in attracting and retaining subscribers. Our existing and potential customers compete for subscribers with many different companies that offer video, audio, programming, entertainment, Internet and voice services, such as cable television companies and direct broadcast satellite service providers. Cable companies such as Cox Communications, AT&T and AOL Time Warner Inc. in the United States and Rogers Communications and Shaw Communications in Canada offer digital television and, in some cases, limited interactive media and video-on-demand services to their subscribers. Direct-to-home satellite television services such as DIRECTV, Inc. in the United States, Bell Expressvu Inc. in Canada and British Sky Broadcasting Group plc in the United Kingdom also offer digital television and, in a limited number of cases, interactive and video-on-demand media services. If existing and potential customers offer personal television services using our Virtual VCR product currently under development, their services will compete for subscribers with products and services provided by TiVo, Inc. Many of these competitors have greater brand recognition, a larger subscriber base and more significant financial, technical and other resources than our customers. These competitors may also undertake more extensive marketing campaigns than our customers and may adopt more aggressive pricing policies.

         Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. We cannot predict the effect that ongoing or future developments might have on the video programming distribution industry generally, our customers or our Company.

REGULATION OF SERVICE PROVIDERS

OVERVIEW

         Although, in providing our products and services, we are not now subject to significant regulation, our existing and potential customers operate in heavily regulated industries. Our existing customers are located in the United States, various member countries of the European Union and Canada. The paragraphs below summarize various regulatory matters within these jurisdictions.

UNITED STATES

         In the United States, the telecommunications and multi-channel video programming distribution industries are subject to extensive regulation at the federal, state and local levels. At the federal level, the Federal Communications Commission, or FCC, regulates the interstate, mixed intrastate/interstate and international aspects of the telecommunications industries pursuant to its authority under the Communications Act of 1934, as amended. Under the Communications Act, state authorities retain jurisdiction to regulate intrastate telecommunications. Local authorities, pursuant to their general zoning and police powers, regulate the distinctly local aspects of telecommunications services, such as tower siting and infrastructure placement. Federal, state and local authorities also share responsibility for regulating the provision of multi-channel video programming distribution services.

         FEDERAL REGULATION. Several FCC regulatory policies may affect the way in which our customers can or choose to offer integrated voice, data and video services. For example, federal law requires incumbent local exchange carriers to offer their competitors cost-based access to certain network elements, which elements comprise many of the significant facilities, features and capabilities of their networks, in order to enable their competitors to provide competing services. Although at this time incumbent local exchange carriers in most cases are not required to provide unbundled access to high-speed data switching equipment, they are required to offer high-speed data services to their competitors for resale. Further, the FCC has required the unbundling of the "high-frequency" portion of local transmission facilities, which makes it easier and less expensive for competing carriers to offer advanced services.

         These network access regulations are currently the subject of further FCC rulemaking proposals and therefore, potentially subject to revisions, petitions for reconsideration at the FCC and appeals in federal courts. The uncertainties caused by these proceedings may cause potential customers to delay purchasing our products and services. In addition, the outcomes of related regulatory proceedings may cause potential customers to deploy less than all of the high-speed data and broadband services for which our software is designed, or to delay the widespread introduction of these services. For example, these regulations and other developing laws, regulations and policies may cause carriers to elect to provide high-speed data and broadband services through a structurally separate affiliate, which could negatively affect demand for our products and services.

         Legislation also has been proposed in Congress that could affect the regulation of carriers providing high-speed data and broadband services. One bill, currently before Congress, would, if it became law, grant incumbent local exchange carriers substantially more flexibility in offering broadband services. Other bills have been introduced that would provide incentives for carriers to provide broadband services. We cannot predict whether these bills will become law, or if any other communications-related legislation will be introduced that might impact our business.

         Finally, to the extent that they are used for multi-channel video programming distribution, our customers' networks may, for regulatory purposes, be deemed to be "cable systems." Under the Communications Act, all cable systems are required to:

         o        obtain a local franchise;

         o        comply with certain customer service standards;

         o        retransmit certain broadcast television programming;

         o conform subscriber service and equipment rates to applicable federal regulations;

         o comply with FCC equal employment opportunity rules and policies;

         o make channel capacity available for public, educational and government programming; and

         o comply with rules concerning the technical operation of cable systems.

         We cannot assure you that the burdens associated with federal cable system regulation will not prevent or discourage potential customers from purchasing or using our software and related services. For example, the FCC is currently considering the adoption of rules that would ensure interactive television services develop in a competitive fashion.

         STATE AND LOCAL REGULATION. State and local authorities also have a role in regulating the telecommunications and multi-channel video programming distribution industries. Among other things, state regulatory authorities are charged with developing and implementing cost-based prices for access to network elements, and they may, consistent with federal law and policy, establish additional network elements that must be made available by incumbent local exchange carriers. At the local level, carriers seeking to install additional transmission facilities may be required to obtain any of the following:

         o        street opening and construction permits;

         o        permission to use rights-of-way;

         o        zoning variances; and

         o        other approvals from municipal authorities.

         Further, some state authorities have adopted cable television franchising rules. Local jurisdictions throughout the United States regulate cable television systems pursuant to their franchising authority. We cannot assure you that regulatory developments at the state or local level will not prevent or discourage our customers from developing or deploying networks capable of supporting our software.

EUROPEAN UNION

         In the European Union, which currently comprises 15 European countries, including the United Kingdom, the telecommunications and multi-channel video programming industries are subject to detailed sector-specific regulation. Various laws, regulations and policies may require our customers to obtain and be subject to approvals or authorizations in order to make use of our software and related services within the European Union. For example, in the United Kingdom, operators of telecommunication systems and providers of television programming services are required to obtain licenses under the Telecommunications Act of 1984 and the Broadcasting Act of 1990, respectively. In addition, the United Kingdom's Office of Telecommunications, also known as Oftel, has issued two general authorizations, known as class licenses, which set out the rules which may apply to our existing and potential customers that control the supply of multi-channel digital television and other digital services to end users.

         The European Union Regulation on unbundled access to the local loop came into force on December 18, 2000. Under this regulation, all fixed public telephone network operators that have been designated by their national regulatory authority as having significant market power were required to provide unbundled access to their local loop network by December 31, 2000. For example, a new condition in the license granted to British Telecommunications plc pursuant to the Telecommunications Act of 1984, requires it to provide access to its local loops.

         The European Union Commission and the various national regulatory authorities of the member countries frequently review the regulatory environment relating to telecommunications, broadcasting, media and e-commerce industries. We understand that the general thrust of this review is to make changes to the regulatory environment with the objective of creating an open and competitive communications industry. We cannot assure you that these changes will not result in us, or our customers, being subject to direct regulation or that future regulation of our existing and potential customers will not slow sales of our products and services or impede our ability to compete effectively.

CANADA

         Telecommunications and broadcasting services are subject to regulation under several federal communications statutes, the most important of which are the 1993 Telecommunications Act (Canada) and the 1991 Broadcasting Act (Canada). These statutes permit the Canadian Radio-television and Telecommunications Commission, or CRTC, to regulate certain aspects of the provision of telecommunications and broadcasting services in Canada.

         THE BROADCASTING ACT. Depending on how they use our products and services, service providers may be required to obtain a license issued by the CRTC under the Broadcasting Act if they transmit programs for reception by the public through devices capable of receiving broadcasting signals. Such devices include television sets, and in some cases computers and other terminal equipment. The most common type of broadcasting license required by service providers that use our products and services is a Broadcasting Distribution Undertaking License.

         To be eligible to hold a broadcasting license, a service provider must comply with rules that require certain levels of ownership and control by Canadians. These constraints should not limit the number of Canadian incumbent local exchange carriers or competitive local exchange carriers that may wish to buy our software and related services, since they must already meet similar Canadian ownership and control rules; however, these constraints may limit the ability of other service providers to use our software and related services, since some may not be able to qualify for a broadcasting license under the Canadian ownership and control rules under the Broadcasting Act.

         The CRTC now licenses competing service providers to operate within the service areas of incumbent cable television systems. There are two CRTC licensed Direct-to-Home satellite-based distribution services operating on a national basis. The CRTC has also licensed, on a regional basis, wireless digital multi-point multi-channel distribution services. On a local basis, through June 29, 2001, the CRTC has licensed competitive cable television systems in rural Nova Scotia, Vancouver and Montreal. In addition, the CRTC has granted a Broadcasting Distribution Undertaking License to NBTel to provide services using our software and related services throughout the Province of New Brunswick and similar licenses to MTT to service the Halifax Regional Municipality in Nova Scotia and to SaskTel to service various communities throughout the Province of Saskatchewan.

         THE TELECOMMUNICATIONS ACT. Incumbent local exchange carriers, competitive local exchange carriers and other providers of non-programming telecommunication services are subject to regulation by the CRTC under the Telecommunications Act; however, the CRTC has gradually been forbearing from regulating many of the services offered by these carriers.

         The CRTC has also taken steps to promote competition in local telecommunications service markets by issuing a number of decisions and orders aimed at breaking down barriers to competition in these markets. We believe that these decisions and orders will have a variety of impacts on service providers. For example, CRTC regulation requires incumbent local exchange carriers to offer their competitors cost-based access to some network elements, enabling their competitors to provide competing services. We cannot predict the effect these decisions and orders will have on our business.

INTELLECTUAL PROPERTY

         Our ability to compete is dependent in part upon our ability to protect our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property, other than a Canadian trademark registration for a stylized version of the word "Imagic." To date, we have relied on trade secret and copyright law, as well as confidentiality and licensing agreements, to establish and protect our rights in our technology. Our current policy requires our officers, employees and consultants to execute confidentiality agreements upon the commencement of an employment or other relationship with us. These agreements typically provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third-parties except in specific circumstances. In the case of employees, the agreements provide that all technology that is conceived by the individual during the course of employment with us is our exclusive property. Despite these efforts, it may be possible for a third-party to obtain or use our technology without our authorization or to develop similar technology through reverse engineering or other means.

         In June 1998, we filed a provisional patent application in the United States in respect of aspects of our software products, which we formalized in an application made under the Patent Co-Operation Treaty in June 1999. On September 19, 2000, we filed a continuation-in-part application in the United States with respect to the event-capturing component of the administration system software within DTV Manager. Our event capturing software enables a telephone company or other service provider to define, capture, store and process all activities on its service network in real time. On September 28, 2000, we filed a continuation-in-part application in the United States with respect to our pcVu software product. On September 29, 2000, we filed a continuation-in-part application in the United States with respect to aspects of the functionality of the proposed Virtual VCR enhancement to our DTV Manager software. We cannot assure you that we will receive any of the patents for which we have applied to date or will apply for in the future. Further, we cannot assure you that the claims in any patents issued to us will be adequate to prevent third-parties from using or developing non-infringing, competing products which could materially adversely affect our business.

         We have several pending trademark applications covering some of our important trademarks, logos and slogans in the United States, Canada and the European Union, including: IMAGICTV; DTV MANAGER; the "Eye" Design, including a stylized design with the word "ImagicTV"; and PCVU in Canada.

         See "Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property may negatively affect us" in "Item 3. Key Information."

DEVELOPMENTS IN FISCAL 2002

         In November 2001, we implemented a significant reorganization strategy, which resulted in the termination of approximately 40 % of our workforce. This was the culmination of a series of cost controlling measures started during the fourth quarter of fiscal 2001.

         In February 2002, the Board of Directors appointed Jeffrey White as our Chief Financial Officer. Mr. White has been with the Company for three years, previously serving as its Director of Finance and Controller.

         In May 2002, the Board of Directors appointed Gerald Pond as our new Chief Executive Officer. Mr. Pond has served as a member of the Company's Board of Directors since January 1998.

         Concurrent with the appointment of Mr. Pond as Chief Executive Officer was the shift in responsibilities for Marcel LeBrun, who had been President and Chief Executive Officer from January 1998 to May 2002. Mr LeBrun remains in his duties as President and assumes the additional responsibilities of Chief Operating Officer.

C.       ORGANIZATIONAL STRUCTURE

         ImagicTV was incorporated under the Canada Business Corporations Act on December 24, 1997 under the name iMagicTV Inc. On June 30, 1998 we amended our articles to change our name to ImagicTV Inc. and to make certain revisions to the terms of our share capital. Our articles were further amended on November 27, 2000 to convert each of our outstanding Class A, Class B and Class C Common Shares into a single new class of common shares, to create a class of preferred shares, issuable in series and, after giving effect to the reclassification, split each new common share on a 1.1636-for-1 basis.

         iMagicTV (US), Inc. is a wholly owned subsidiary of ImagicTV and was incorporated under the laws of the State of Delaware on November 17, 1999. iMagicTV (UK) Limited is a wholly owned subsidiary of ImagicTV and was incorporated under the laws of England on January 5, 2000 under the name "Sinord 140 Limited". Its articles were subsequently amended to change its name to its present name.
ImagicTV is also registered for business in Singapore.

D.       PROPERTY, PLANTS AND EQUIPMENT

         Our corporate headquarters and executive offices are located in Saint John, New Brunswick, Canada, where we occupy approximately 25,000 square feet of space, of which we sublease approximately 17,000 square feet from NBTel for approximately $222,000 per year. The lease on the space from NBTel is month-to-month, and the lease on the remaining space expires in April 2005. We also lease sales and marketing offices in Cambridge, England, Singapore and Research Triangle Park, North Carolina.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       AND B.   OPERATING RESULTS AND LIQUIDITY AND CAPITAL RESOURCES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in this document as of and for the fiscal years ending February 28, 2002, February 28, 2001 and February 29, 2000. See "Item 18. Financial Statements." All financial information is presented in U.S. dollars unless otherwise noted.

         Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Special Note Regarding Forward-Looking Statements."

OVERVIEW

         We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. Our customers include primarily incumbent local exchange carriers and competitive local exchange carriers.

         We were incorporated under the Canada Business Corporations Act in December 1997 upon the initiative of NBTel Inc., the incumbent local exchange carrier in New Brunswick, Canada, and a subsidiary of Aliant Inc., our largest shareholder. We began operations in January 1998 by acquiring technology relating to digital broadcasting from NBTel and entering into a research and development arrangement funded by NBTel and a subsidiary of Celtic House International, another of our largest shareholders, pursuant to which we further enhanced the acquired technology. We delivered the initial version of our primary software product, DTV Manager, to NBTel in December 1998 for technical trials. In the fall of 1999, after further development, we delivered the production version of DTV Manager to NBTel and Kingston Vision, an affiliate of the incumbent local exchange carrier in East Yorkshire, England, and shortly thereafter both NBTel and Kingston Vision deployed multi-channel digital television services to their subscribers using our DTV Manager software. DTV Manager is now in its fourth generation.

         Our customers currently have approximately 12,900 subscribers receiving multi-channel digital television services enabled by ImagicTV's DTV Manager in Canada and the United Kingdom.

         We presently have eight customers in North America, Europe and Asia and currently generate revenues from each of these. Of these customers, four telephone companies have licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on networks of ten other service providers in North America, Europe and Asia. We have not generated any revenues from these test installations.

RECENT DEVELOPMENTS

REORGANIZATION

         The telecommunications industry has experienced a significant decrease in its capital spending programs. During 1999 and 2000, the industry had rapid growth in their infrastructure, primarily with the rollout of DSL along with commercial deployments of the same. With the downturn in the economy that took place during the calendar year 2001, much of these capital expenditures have been curtailed and the industry, as a whole, is being cautious with the introduction of new services at this time. In the fourth quarter of our fiscal year 2001, we began to slow any increase in staffing levels and implement cost containment measures in response to these industry developments. As the 2002 fiscal year progressed, it became apparent that our customers would be delaying their decisions to proceed with the commercial launch of video services that would include our software. As a result, in November 2001, we implemented a comprehensive restructuring plan, which resulted in a reduction in the number of our employees from 209 to 133. As of February 28, 2002 we had 131 employees. We have introduced new processes and tools to ensure our operational effectiveness, despite our decreased staff.

NASDAQ

         On March 6, 2002, we received a letter from The Nasdaq National Market notifying us that for the previous 30 consecutive trading days the price of our common shares had closed below the $1.00 minimum per share closing bid price requirement for continued inclusion on The Nasdaq National Market. If we are not able to demonstrate compliance with the $1.00 minimum requirement by June 4, 2002, Nasdaq will provide written notification that our common shares are being delisted.

         If we determine that we will not satisfy the $1.00 minimum closing bid price requirement for continued inclusion in The Nasdaq National Market by June 4, 2002, we intend to apply to transfer our common shares to The Nasdaq SmallCap Market where we can maintain our trading symbol and expect to have the same liquidity afforded by The Nasdaq National Market. To transfer, we must satisfy the continued inclusion requirements for The Nasdaq SmallCap Market, which makes available an extended grace period until at least September 3, 2002, for attaining compliance with the minimum $1.00 bid price requirement. If we remain non-compliant in the $1.00 minimum closing bid price requirement, but are compliant with its other continued listing qualifications, we may qualify for an additional 180 day grace period beyond September 3, 2002, to attain compliance with the $1.00 minimum closing bid price requirement. If we submit a transfer application and pay the applicable listing fees by June 4, 2002, initiation of the delisting proceedings will be stayed pending the staff's review of the transfer application.

         There is a risk that our application to transfer to The Nasdaq SmallCap Market may be denied. If our application is denied, we will have the ability to appeal the delisting action; however, on appeal, management will be required to present a compelling case to the Listing Qualifications Panel as to why the delisting should not proceed.

         We are currently in compliance with all listing requirements on The Toronto Stock Exchange and expect to remain so in the foreseeable future.

         The following discussion and analysis relates to our consolidated financial statements which are stated in U.S. dollars and have been prepared in accordance with Canadian GAAP. As applied to our current consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as disclosed in Note 12 to our consolidated financial statements, included elsewhere in this annual report. See "Item 18. Financial Statements."

CRITICAL ACCOUNTING POLICIES

         We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provided accurate and transparent information relative to current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements, which we encourage you to read.


SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

         Typically, there are several phases that our customers go through prior to proceeding with a commercial launch with ImagicTV. The first phase is the lab trial where we typically do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal purposes only. We provide technical assistance and consulting services for these evaluations as necessary.

         The second phase generally involves a market trial, during which the service is provided to a limited number of "subscribers" who agree to test the service. During the market trial a service provider assesses its market and product and tries to fine-tune its offerings and services. We expect to recognize primarily professional services revenues during market trials because they are significant undertakings during which time our customers typically engage us in technical and other consulting services.
This is the final phase prior to moving to a commercial deployment.

         The final phase is commercial deployment of digital television and other interactive media services. Commercial license agreements are entered into at the start of this phase and include license fees, subscriber royalty fees and ongoing annual maintenance fees. The current trend has been for us to offer a lower upfront incremental license fee based on the total number of households passed by the service provider. This license fee is structured typically to be paid over the length of the contract to lower the cost of entry into the market for our customers. We also offer our customers the option to pay one-time subscriber royalties in increments or they may elect to pay ongoing subscriber royalties. Different revenue arrangements provide for different payment arrangements for competitive business reasons.

         In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. We currently have two customers under this type of arrangement. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be flexible, for competitive reasons, and may use either type of subscriber royalty fee arrangement.

         Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

         Equipment revenues are comprised of sales of digital set-top boxes resold by us to our customers at little or no mark-up above our cost. We have not sold set-top boxes directly to our customers since the fiscal year ended February 28, 2001 and do not expect any significant revenues from this activity in the future.

         The following table sets forth percentage of revenues by type for the fiscal years reflected:

                                                           FISCAL YEAR
                                           --------------------------------------------
% REVENUE BY TYPE                           2000               2001               2002
                                           -------           --------            ------
License fees                                 66%                53%                15%
Royalty fees                                   -                14%                28%
Services                                     19%                20%                57%
Equipment                                    15%                13%                  -

         The following table sets forth percentage of revenues by geography for the fiscal years reflected:

                                                           FISCAL YEAR
                                           --------------------------------------------
% REVENUE BY GEOGRAPHY                      2000               2001               2002
                                           -------           --------            ------
Canada                                       65%                  42%              50%
United States                                 -                   41%              30%
Europe                                       35%                  17%              16%
Asia                                          -                    -                4%

         The following table sets forth percentage of revenues by customer, excluding equipment revenue for the fiscal years reflected:

                                                                     FISCAL YEAR
% REVENUE BY CUSTOMER                            -------------------------------------------
- EXCLUDING EQUIPMENT                             2000             2001                2002
                                                 --------         -------            -------
NBTel / Aliant                                     35%              19%                 30%
SaskTel                                            15%                -                 17%
CenturyTel                                           -              20%                 17%
Nortel Networks                                      -              12%                   -
Boardwalk Equities                                   -              10%                   -
Kingston Vision                                    36%                -                   -
Other (less than 10%)                              14%              39%                 36%

         We did not recognize any equipment sales in fiscal 2002. In fiscal 2001, however, Aliant, CenturyTel, Nortel and Boardwalk Equities accounted for approximately 28%, 18%, 10% and 10%, respectively, of our total revenues, including equipment. In fiscal 2000 NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues, including equipment sales.

         We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook.

Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

         o        we have signed a license agreement with the customer;

         o        we have delivered the software product to the customer;

         o the amount of the fees to be paid by the customer is fixed or determinable; and

         o        we believe that collection of these fees is probable.

         We generally negotiate formal license agreements with our customers. Each of our commercial license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a non refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. Non refundable one-time royalty payments for a fixed number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

         We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable in the balance sheet.

         Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

         Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically service and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

         In fiscal 2002, we generated approximately 50% of our revenues in U.S. dollars, with the balance primarily in Canadian dollars and incurred approximately 67% of our expenses in Canadian dollars, with the balance in U.S. dollars and other currencies. We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labour costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

RESULTS OF OPERATIONS

FOR FISCAL YEARS ENDED FEBRUARY 28, 2002, FEBRUARY 28, 2001 AND FEBRUARY 29,
2000.

REVENUES

         The following table sets forth revenues for the periods reflected:

--------------------------------------------------------------------------------------------------------------
                                     FOR THE YEARS ENDED             2001 V. 2000         2002 V. 2001
                              29-FEB-00   28-FEB-01  28-FEB-02   $ CHANGE   % CHANGE  $ CHANGE   % CHANGE
--------------------------------------------------------------------------------------------------------------
                                         (in thousands of U.S. dollars, other than percentages)
Revenues:
  License fees                 $1,384       $4,770       $631      $3,386      245%   $ (4,139)     (87%)
  Royalty fees                      -        1,288      1,197       1,288         -        (91)      (7%)
  Services                        393        1,791      2,387       1,398      356%        596       33%
  Equipment                       321        1,150          -         829      258%     (1,150)    (100%)
--------------------------------------------------------------------------------------------------------------
Total revenues                 $2,098       $8,999     $4,215      $6,901      329%   $ (4,784)     (53%)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

         Excluding equipment sales, the decrease from fiscal 2001 to fiscal 2002 was $3.6 million. The decrease in revenues for fiscal 2002 was the result of the general slowdown in the telecommunication sector during which our customers have delayed their transition from market trial to commercial deployment, which is the point at which we typically earn a significant portion of our license revenues. We expect services to continue to be a significant source of revenue.

         Aliant (NBTel and MTT), SaskTel and CenturyTel accounted for approximately 30%, 17% and 17% of our revenue for fiscal 2002. For fiscal 2001, Aliant, CenturyTel, Nortel and Boardwalk Equities accounted for approximately 28%, 18%, 10% and 10%, respectively, of our total revenues. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues for fiscal 2000. Excluding equipment sales, the comparable percentages for fiscal 2001 are Aliant 19%, CenturyTel 20%, Nortel 12% and Boardwalk Equities 10% and the comparable percentages for fiscal 2000 are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

         LICENSEFEES. Our license fees decreased from fiscal 2001 to fiscal 2002, primarily because we did not sign any new commercial license agreements during fiscal 2002. The license fees recognized during fiscal 2002 relate to revenue recognized under contracts that were executed in fiscal 2001 for which the recognition criteria were not achieved until fiscal 2002.

         The increase from fiscal 2000 to fiscal 2001 was due to the recognition of license fee revenues of approximately $4.8 million from 11 customers.

         ROYALTY FEES. Royalty fees were comparable for the fiscal years 2002 and 2001 and were primarily impacted by large one-time royalty payments from Aliant for approximately $1.0 million and $1.2 million, respectively. We do not expect to receive any significant royalty payments from Aliant in fiscal 2003 as they have pre-paid royalty fees for a significant number of subscribers. The balance of the royalty fees reported for fiscal 2002 and 2001 is primarily from Kingston Vision's commercial service. We expect that our royalty fees revenue will fluctuate in fiscal 2003 and beyond as our current and future customers may choose to pay either one-time upfront fees or ongoing monthly royalty fees.

         The increase from fiscal 2000 to fiscal 2001 was due to the recognition of royalty fee revenues of approximately $1.3 million consisting of $1.2 million in one-time subscriber based royalties from Aliant and $39,000 in on-going monthly subscriber based royalties from Kingston Vision.

         SERVICES. Services revenue generated under maintenance contracts increased to $876,000 in fiscal 2002 from $610,000 in fiscal 2001. We expect that revenues generated under maintenance contracts will increase as we enter into new commercial licenses and as our current customers renew their annual maintenance contracts. The remainder of the services revenue was generated from professional services supplied to our customers as they pursued market trials of our product. We expect that services revenue will be a significant portion of our revenue in the short term as the number of new commercial licenses is not expected to increase significantly in fiscal 2003.

         Services revenues increased to $1.8 million for fiscal 2001 from $393,000 for fiscal 2000. During fiscal year 2001 we recognized approximately $900,000 of the services revenues for consulting and implementation services provided to one of our customers. The remainder of these services revenues came from maintenance and technical support services that we provide to our customers under the terms of their license agreements with us.

         EQUIPMENT. We received no revenue from equipment sales for fiscal 2002 and do not expect any appreciable amount of equipment revenue in the future as we ceased selling equipment to our customers in fiscal 2002. Our customers currently purchase equipment directly from manufacturers and they are expected to do so in the future. Equipment was previously sold at a pass-through cost, or with a minimal mark-up, to our customers.

         Equipment revenues increased to $1.2 million for fiscal 2001 from $321,000 for fiscal 2000. This increase was due to the recognition in fiscal 2001 of $1.0 million of equipment revenues from sales of set-top boxes to Aliant under a set-top box supply agreement.

COST OF REVENUES

         Cost of services revenues include compensation, travel and other related expenses for our maintenance and technical support services and professional services departments, along with allocated facilities expenses. To date, the cost of license fee revenues has been insignificant. Cost of license fees includes royalties paid to third-party software providers whose products are embedded in our software products. Sun Microsystems has been our principal supplier of third-party software. Sun Microsystems granted us a non-exclusive license to incorporate into and distribute with DTV Manager certain of its Java-based system software until November 2000 and the agreement has been renewed annually since that time. Pursuant to the license, we pay variable royalties to Sun Microsystems on a per subscriber basis, depending on the total number of our customers' subscribers, and on a per network server basis, depending on the total number of servers operating DTV Manager.

Cost of equipment revenue includes the cost of set-top boxes purchased for resale. Our customers currently purchase equipment directly from the manufacturer and as such, we no longer incur these costs.

The following table sets forth the cost of revenues for the periods reflected:

--------------------------------------------------------------------------------------------------------------
                                     FOR THE YEARS ENDED             2001 V. 2000         2002 V. 2001
                              29-FEB-00   28-FEB-01  28-FEB-02   $ CHANGE   % CHANGE  $ CHANGE   % CHANGE
--------------------------------------------------------------------------------------------------------------
                                         (in thousands of U.S. dollars, other than percentages)
Cost of revenues:
   Services                      $657       $2,379     $2,603      $1,722      262%       $224        9%
   Equipment                      331        1,068          -         737      223%     (1,068)    (100%)
--------------------------------------------------------------------------------------------------------------
Total cost of revenues           $988       $3,447     $2,603      $2,459      249%      $(844)     (24%)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

         The decrease in cost of revenue from fiscal 2001 to fiscal 2002 was primarily due to our discontinuance of reselling set top boxes to our customers as they now purchase them directly from the supplier. This will not have an impact on our future margins as we resold the set top boxes at no or very low margins. The cost of services increased marginally year over year as our services revenue increased. We do not expect that in the near term the services margin will be consistent as our existing services team must be maintained in order to service our current customer needs for professional services and maintenance support as well as to support our sales efforts. Costs incurred within the service department that are directly attributable to sales efforts are recorded as sales and marketing expenses.

         Cost of revenues increased from $988,000 for fiscal 2000 to $3.4 million for fiscal 2001. This increase, excluding the $737,000 increase related to equipment costs, reflected an increase in personnel in our customer service and professional services departments to support our increased customer base from nine employees as of February 29, 2000 to 25 employees as at February 28, 2001.

OPERATING EXPENSES

 The following table sets forth operating expenses for the periods reflected:

--------------------------------------------------------------------------------------------------------------
                                     FOR THE YEARS ENDED             2001 V. 2000         2002 V. 2001
                              29-FEB-00   28-FEB-01  28-FEB-02   $ CHANGE   % CHANGE  $ CHANGE   % CHANGE
--------------------------------------------------------------------------------------------------------------
                                         (in thousands of U.S. dollars, other than percentages)
Operating expenses:
   Sales and marketing         $2,325       $7,763     $8,928      $5,438      234%     $1,165       15%
   Research and development     4,084        7,967      7,151       3,883       95%       (816)     (10%)
   General and administrative     827        2,815      4,582       1,988      240%      1,767       63%
   Restructuring expense            -            -      1,162           -         -      1,162        -
--------------------------------------------------------------------------------------------------------------
Total operating expenses       $7,236      $18,545    $21,823     $11,309      156%     $3,278       18%
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

         Total operating expenses increased by 18% from fiscal 2001 to fiscal 2002. Our November 2001 restructuring resulted in a one time $1.2 million charge, which included expenses for severance packages, re-employment consulting, accelerated depreciation for headcount related capital expenses (i.e. computer and other equipment) and closed office space.

         SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force, technical sales support staff, marketing staff and business development staff, costs associated with marketing programs, including tradeshows, public relations and marketing materials and allocated facilities costs.

         The following table sets forth the sales and marketing expenses for the periods reflected:

--------------------------------------------------------------------------------------------------------------
                                     FOR THE YEARS ENDED             2001 V. 2000         2002 V. 2001
                              29-FEB-00   28-FEB-01  28-FEB-02   $ CHANGE   % CHANGE  $ CHANGE   % CHANGE
--------------------------------------------------------------------------------------------------------------
                                         (in thousands of U.S. dollars, other than percentages)
Sales and marketing            $2,325       $7,763     $8,928      $5,438    234%       $1,165       15%

         The increase in sales and marketing from fiscal 2001 to fiscal 2002 was primarily attributable to the increased size of the sales and marketing department and related travel and headcount related expenses, compared to that over the course of the previous fiscal year. Although we reduced the staff levels from 54 employees at February 28, 2001 to 30 employees at February 28, 2002, we did not receive a half year's benefit of these reductions in our expenses as many of these employees were not employed for the full year in fiscal 2001. We expect to realize the full impact of these cost reductions in fiscal 2003. We have mitigated the effects of the staff reductions by more narrowly focusing on those activities which we feel have the greatest potential for near-term revenue opportunities.

         Sales and marketing expenses increased to $7.8 million for fiscal 2001 from $2.3 million for fiscal 2000. This increase was primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our marketing department increased to 38 employees as of February 28, 2001 from 20 employees as of February 29, 2000. Our sales department increased to 16 employees as of February 28, 2001 from six employees as of February 29, 2000. These increases in staffing levels were the result of efforts to expand our direct sales force coverage area and increase our marketing activities.

         RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salary and other related costs for personnel, training, independent consultants and facilities and technology expenses. Technology expenses include license and support fees for development software, the cost of tools and supplies and third-party support fees. We believe that continued investment in research and development is critical to assist our customers in achieving successful commercial deployments.

         The following table sets forth the research and development expenses for the periods reflected:

--------------------------------------------------------------------------------------------------------------
                                     FOR THE YEARS ENDED             2001 V. 2000         2002 V. 2001
                              29-FEB-00   28-FEB-01  28-FEB-02   $ CHANGE   % CHANGE  $ CHANGE   % CHANGE
--------------------------------------------------------------------------------------------------------------
                                         (in thousands of U.S. dollars, other than percentages)
Research and development       $4,084       $7,967     $7,151      $3,883       95%      $(816)     (10%)

         Research and development expenses, which consist primarily of salary and related costs, decreased from fiscal 2001 to fiscal 2002 as a result of lower costs incurred in the second half of fiscal 2002 subsequent to our November 2001 restructuring. The restructuring resulted in a decrease in the level of staffing from 111 employees at February 28, 2001 to 63 employees at February 28, 2002. As a result of the staff reduction, our product development efforts have been focused on those products that show the greatest potential for near-term revenue opportunities.

         Research and development expenses increased to $8.0 million for fiscal 2001 from $4.1 million for fiscal 2000. This increase reflects an increase in personnel in our research and development department to 111 employees as of February 28, 2001 from 60 as of February 29, 2000 as we accelerated our efforts to develop new products and services.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses include compensation for corporate personnel and other expenses, including professional fees, travel and facilities, net of allocations to our customer service, research and development and sales and marketing departments. Our general and administration department includes a portion of our executive office, as well as finance, human resources and corporate operations staff.

         The following table sets forth the general and administrative expenses for the periods reflected:

--------------------------------------------------------------------------------------------------------------
                                     FOR THE YEARS ENDED             2001 V. 2000         2002 V. 2001
                              29-FEB-00   28-FEB-01  28-FEB-02   $ CHANGE   % CHANGE  $ CHANGE   % CHANGE
--------------------------------------------------------------------------------------------------------------
                                         (in thousands of U.S. dollars, other than percentages)
General and administrative       $827       $2,815     $4,582      $1,988      240%     $1,767       63%

         The increase in general and administrative expenses from fiscal 2001 to fiscal 2002 resulted from increases in all areas including salary costs, costs related to being a public company and other charges. Our salary costs increased by approximately $489,000 year over year but are expected to be lower in the future on an annualized basis after taking into account the staff reduction in each of the general and administrative departments from 26 to 16 employees year over year as a result of the November restructuring. Additional increases are attributable to costs associated with being a public company for the full year such as insurance costs, which increased by approximately $300,000 from the previous fiscal year, and increased investor relations activities, professional fees for audit and legal services and director's fees. We also incurred a bad debt expense of $856,000 related to two customers and a charge of $144,000 for the closure of our Dallas office.

         General and administrative expenses increased to $2.8 million for fiscal 2001 from $827,000 for fiscal 2000. Our corporate staffing increased to 26 employees as of February 28, 2001 from 15 employees as of February 29, 2000, principally to support our increased corporate activities related to becoming a public company. We also incurred additional expenses to support our international expansion.

         STOCK-BASED COMPENSATION. Stock-based compensation expenses have been allocated to the operating expense items based on the nature of the work performed by the employee to whom the options were granted. Stock based-compensation expense represents the difference between the exercise price of options granted and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. This stock-based compensation expense is being amortized on a straight-line basis over the vesting period of the options which is generally four years. The expense is largely attributable to amortisation of deferred stock-based compensation related to options granted between May 2000 and August 2000.

         Stock-based compensation expenses declined to $317,000 in fiscal 2002 from $550,000 for fiscal 2001. The reduction primarily relates to the reversal of deferred stock compensation on non-vested options that was expensed prior to an employee's termination. As the deferred stock-based compensation remaining to be amortized over the future vesting periods is $393,000, we do not expect this charge to be significant in future periods.

         Stock-based compensation expenses were $550,000 for fiscal 2001. We did not record any stock-based compensation expense for fiscal 2000.

OTHER INCOME (EXPENSE), NET

         Interest income increased to $1.7 million in fiscal 2002 from $1.1 million in the previous year. The increase is attributable to the higher daily average balance of cash and cash equivalents available to invest during the current year compared to the prior year. We expect interest income to be lower in the future as our funds available for investment are reduced through operating losses. We do not hedge our exposure to foreign currency risk at this time. As a result, we incurred a foreign exchange gain in fiscal 2001 of $426,000 and a loss of $28,000 in fiscal 2002 primarily pertaining to movements between the Canadian and U.S.
exchange rate.

         Other income increased to $1.6 million for fiscal 2001 from $524,000 for fiscal 2000. Interest income made up $1.1 million of other income for fiscal 2001 as compared to $121,000 for fiscal 2000. This increase in interest income is primarily due to the investment of excess funds received from our private placements in December 1999 and September and October 2000 and our November 2000 initial public offering. Other income for fiscal 2000 also included income of $434,000 for forgiveness of debt.

QUARTERLY RESULTS OF OPERATIONS

         The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters ended February 28, 2002. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

                                               MAY 31,  AUG. 31, NOV. 30,  FEB. 28,  MAY 31,  AUG. 31,  NOV. 30,   FEB. 28,
QUARTER ENDED                                   2000     2000     2000      2001      2001      2001      2001       2002
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
                                                        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
Revenues:
    License fees                                  $512   $1,543   $1,662    $1,053     $522       $-        $-        $109
    Royalty fees                                    23       47      142     1,076       82       37        39       1,039
    Services                                       137      200      357     1,097    1,046      766       298         277
    Equipment                                       59    1,048        4        39        -        -         -           -
                                               ---------------------------------------------------------------------------
Total revenues                                     731    2,838    2,165     3,265    1,650      803       337       1,425
                                               ---------------------------------------------------------------------------
Cost of revenues:
    Services                                       318      360      624     1,077      810      801       557         435
    Equipment                                       58      972        4        34        -        -         -           -
                                               ---------------------------------------------------------------------------
Total cost of revenues                             376    1,332      628     1,111      810      801       557         435
                                               ---------------------------------------------------------------------------
Gross profit (loss)                                355    1,506    1,537     2,154      840        2     (220)         990
                                               ---------------------------------------------------------------------------
Operating expenses:
    Sales and marketing                          1,242    1,510    2,066     2,945    3,024    2,499     2,157       1,245
    Research and development                     1,537    1,653    2,444     2,333    2,251    1,853     1,622       1,425
    General and administrative                     349      606      842     1,018    1,545    1,318       974         745
    Restructuring expense                            -        -        -         -        -        -     1,162           -
                                               ---------------------------------------------------------------------------
Total operating expenses                         3,128    3,769    5,352     6,296    6,820    5,670     5,915       3,415
                                               ---------------------------------------------------------------------------
Loss from operations                            (2,773)  (2,263)  (3,815)   (4,142)  (5,980)  (5,668)   (6,135)     (2,425)
Other income, net                                   99       17      605       838      681      544       274         127
                                               ---------------------------------------------------------------------------
Loss before provision for income taxes          (2,674)  (2,246)  (3,210)   (3,304)  (5,299)  (5,124)   (5,861)     (2,298)
Provision for income taxes                         (11)     (19)      (7)      (13)    (139)      (9)      (32)         59
                                               ---------------------------------------------------------------------------
Net loss- in accordance with Canadian and U.S.
  GAAP                                         $(2,685) $(2,265) $(3,217)  $(3,317) $(5,438) $(5,133)  $(5,893)    $(2,239)
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------
Basic and diluted net loss per share - in       $(0.15)  $(0.13)  $(0.16)   $(0.13)  $(0.22)  $(0.21)   $(0.24)     $(0.09)
  accordance with Canadian and U.S. GAAP
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------
Weighted average number of shares used in       17,552   17,556   19,586    24,593   24,596   24,599    24,599      24,632
  computing basic and diluted net loss per
  share
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------


NOTE: CERTAIN PRIOR PERIOD QUARTERS HAVE BEEN RECLASSIFIED TO COMPLY WITH
      CURRENT FINANCIAL PRESENTATION.

LIQUIDITY AND CAPITAL RESOURCES

         From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations. Through February 28, 2002, we had received net proceeds of $84.4 million from the issuance of common equity, approximately 83% of which was raised in fiscal 2001. As of February 28, 2002 we had cash equivalents of approximately $45.6 million and short-term investments of approximately $359,000 compared to cash equivalents of $46.4 million and short-term investments of $14.3 million as of February 28, 2001. As of February 28, 2002, we had an accumulated deficit of approximately $39.0 million, increased from the accumulated deficit of $20.3 million on February 28, 2001.

         Our operating activities for fiscal 2002 used cash in the amount of $13.4 million compared to $12.1 million for fiscal 2001 and $3.8 million in fiscal 2000. The cash utilized during these periods was primarily to fund our research and development and sales and marketing efforts.

         Our cash used in investing activities, before the purchase and/or sale of temporary investments, was $1.2 million for fiscal 2002, $3.0 million for fiscal 2001 and $992,000 for fiscal 2000. Cash used in investing activities reflects purchases of computer equipment, office furniture and equipment and leasehold improvements. We anticipate that our expenditures will remain relatively flat in the future.

         Our cash used in financing activities for fiscal 2002 was $164,000, $144,000 of which was used for the repayment of debt related to a loan obtained from the Province of New Brunswick. There were also $20,000 in additional initial public offering expenses that were recorded during fiscal 2002. In fiscal 2001 we generated $70.0 million from financing activities through our private and initial public offerings and $10.6 million for fiscal 2000, consisting of $8.8 million from the issuance of common shares and proceeds from long-term debt of $1.8 million.

         We expect that our future short-term obligations will be less than those of fiscal 2002 due to the decrease in fixed operating expenses resulting from our November 2001 restructuring. Our long-term debt consists of the above mentioned loan from the Province of New Brunswick, the total amount of which was approximately $1.8 million, which is repayable in equal instalments of 1.5% of total license fee revenues for the previous fiscal year, interest free until February 25, 2006, at which point it converts to an interest bearing loan at a rate of 6.3% per annum on any outstanding balance. We do not have any other debt obligations.

          In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of our solution and the timing related to that decision. To provide the most conservative estimate, which assumes revenue is at zero or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from and after February 28, 2002. If our expenses vary greatly from those that are currently expected, we may need to raise additional capital to fund its operations prior to the end of this 24 month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24 month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.

INDUSTRY RISK

         The telecommunications industry, in the past 18 months, has experienced significant economic pressure on revenues, earnings and return on investment. In response, telecommunications companies have made significant reductions in capital spending in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

         Because the pressure on revenues for telecommunications companies is so great, we expect that telephone companies will increase market trials in the next 12 months to explore a new avenue of generating additional revenues over existing infrastructure. If the current economic conditions continue, however, our customers could continue to delay their move from the market trial stage to commercial deployment until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending in areas other than video deployment.

IMPACT OF INTEREST RATE EXPOSURE

         As of February 28, 2002, we had approximately $45.6 million in cash and cash equivalents and short-term investments of approximately $359,000. A significant portion of the cash earns interest at variable rates. Although a portion of our short-term investments consists of fixed-rate instruments, the average term is shorter than prior period investment holdings, as short-term yield rates are currently in excess of longer-term rates. As a result, our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined in fiscal 2002 and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

         We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         See "Business Overview-Technology and Research and Development" in "Item 4. Information on the Company."

D.       TREND INFORMATION

         See "Management's Discussion and Analysis - Recent Developments" in "Item 5. Operating and Financial Review and Prospects."

ITEM 6.  DIRECTORS AND EXECUTIVE OFFICERS

A.       DIRECTORS AND MANAGEMENT

         Each of our directors is elected by the shareholders to serve until the next annual meeting of shareholders or until a successor is elected or appointed. Our executive officers are appointed annually to serve at the discretion of the Board of Directors. The association of certain directors to our major shareholders is disclosed in the notes to the table in "Share Ownership" in "Item 6. Directors and Executive Officers." The following table sets forth certain information about our directors and executive officers, as of May 14, 2002.

   NAME                                   AGE       POSITION
   ----                                   ---       --------
   Gerald L. Pond.....................    57        Chief Executive Officer and Director
   Marcel LeBrun......................    32        President, Chief Operating Officer and Director
   Peter G. Jollymore(2)(3)...........    61        Chairman of the Board of Directors
   Jeffrey White......................    33        Chief Financial Officer
   Nigel Bealing......................    39        Vice President of Sales, Europe, Middle East and Africa
   Norman Bier........................    41        Vice President of Sales, North and South America
   Allan Cameron......................    48        Vice President of Technology
   Pierre-Jean Chalon.................    41        Vice President of Sales, Asia Pacific
   Dany DeGrace.......................    35        Vice President of Customer Solutions
   Gregory Allemann(2)(3).............    55        Director
   Joe C. Culp(1)(2)..................    68        Director
   Carey Diamond(1)(3)................    47        Director
   Timothy Hember.....................    42        Director
   Dr. Terence H. Matthews............    57        Director
   Robert E. Neal(1)..................    47        Director
   Patrick Smith(1)...................    56        Director

Notes:

(1) Member of audit committee
(2) Member of human resources committee
(3) Member of governance committee

         The following is a summary of the background of each director and executive officer:

         GERALD L. POND. Mr. Pond was appointed Chief Executive Officer of ImagicTV in May 2002 and has served as a member of its Board of Directors of the Corporation since January 1998. From March 1999 to December 2001, Mr. Pond served as Executive Vice President of Aliant and from November 1994 to March 1999, he served as President and Chief Executive Officer of Bruncor Inc. ("Bruncor") and NBTel. He is currently serving on the Board of Directors of Assumption Life, a mutual insurance company. Mr. Pond has a Bachelor of Arts in Psychology from the University of New Brunswick.

         MARCEL LEBRUN. Mr. LeBrun co-founded ImagicTV and is currently serving as President and Chief Operating Officer. He served as President and Chief Executive Officer from January 1998 to May 2002. From June 1992 to December 1997, Mr. LeBrun held various positions at NBTel, including

Managing Director of E-Business Services and other senior technical, marketing and strategic business planning positions. Mr. LeBrun has a Bachelor of Science in Electrical and Computer Engineering from the University of New Brunswick.

         PETER G. JOLLYMORE. Mr. Jollymore has been Chairman of the Board of ImagicTV since January 1998. From 1967 until his retirement in December 1998, Mr. Jollymore served in various positions at NBTel from design engineer to Vice President of NBTel and its holding company, Bruncor. He serves on the Board of Directors of the Business Development Bank of Canada and Callistro Multimedia Inc., a computer software company producing video-on-demand applications. He has a Bachelor of Science in Engineering from Mount Allison University and a Bachelor of Engineering from the Technical University of Nova Scotia.

         JEFFREY WHITE. Mr. White has served as Chief Financial Officer of ImagicTV since February 2002 and was Senior Director of Finance of ImagicTV from August 1999 to February 2002. From February 1996 to August 1999, he was Controller for Genesys Telecommunications Laboratories, Inc., a wholly owned subsidiary of Alcatel that provides universal queue contact centre solutions for customer relationship management. He has a Bachelor of Business Administration from St. Francis Xavier University of Nova Scotia and is a Chartered Accountant. He resides in Saint John, New Brunswick.

         NIGEL BEALING. Mr. Bealing has served as Vice President of Sales for Europe, Middle East and Africa of ImagicTV since April 2001 and was European Sales Manager of ImagicTV from October 2000 to April 2001. From October 1996 to October 2000, Mr. Bealing held various senior positions, including Director - Northern Europe and European Sales Manager, at Optibase Europe Ltd., a company that provides broadband digital video-networking solutions and MPEG-based digital video content. He resides in Berkshire, England.

         NORMAN BIER. Mr. Bier has served as Vice President of Sales for North and South America of ImagicTV since April 2001 and served as Assistant Vice President of Sales - U.S. of ImagicTV from October 2000 to April 2001 and as General Manager - Eastern U.S. of ImagicTV from December 1999 to October 2000. From January 1999 to December 1999, Mr. Bier was Vice President and General Manager of Tel-Link LLC, a competitive local exchange carrier. From November 1994 to January 1998, he served as Vice President of an outsourcing billing services unit at BellSouth Telecommunications. Mr. Bier resides in Cumming, Georgia.

         ALLAN CAMERON. Mr. Cameron co-founded ImagicTV and has served as Vice President of Technology since January 1998. From May 1978 to December 1997, Mr. Cameron held various positions, including strategic and technical planning positions, at NBTel, where, among other things, he worked on the creation of NBTel's Beacon/VideoActive(TM) initiative, a deployment of broadband access capabilities using coaxial cable. Mr. Cameron has a Bachelor of Science in Engineering and a Master of Science in BioEngineering from the University of New Brunswick. Mr. Cameron resides in Saint John, New Brunswick.

         PIERRE-JEAN CHALON. Mr. Chalon has served as Vice President of Sales for Asia Pacific of ImagicTV since April 2001. From December 1996 to January 2001, Mr. Chalon was Managing Director of Asia Pacific at CS Telecom, a manufacturer of corporate networks and carrier access networks. He has a Master of Science from the Institut National des Telecommunications in Evry, France. Mr. Chalon resides in Singapore.

         DANY DEGRACE. Ms. DeGrace has served as Vice President of Customer Solutions of ImagicTV since February 2001 and was Senior Director of Engineering of ImagicTV from June 1998 to February 2001. From April 1995 to June 1998, Ms. DeGrace was a technical architect at Datacor/ISM, an IT outsourcing company. She has a Bachelor of Scientific Computer Analysis from the University of Moncton. Ms. DeGrace resides in Saint John, New Brunswick.

         GREGORY ALLEMANN. Since March 2001, Mr. Allemann has served as Vice President of Marketing and Sales for WebOffice, Inc., a privately held communications infrastructure company. Mr. Allemann is also President of Allemann Associates, a consulting firm for the communications industry. In 2000, Mr. Allemann retired from SBC Communications ("SBC") after a 30-year career in which he held a variety of positions in technology research, network planning, network operations, product development, market planning and procurement. During his last eight years with SBC, Mr. Allemann was Vice President and Executive Director of Broadband Infrastructure and Services for SBC's R&D subsidiary, SBC Technology Resources, Inc. He has served and chaired the Texas Telecommunications Engineering Consortium and the Advisory Board of the University of Texas Electrical Engineering Department.

         JOE C. CULP. Mr. Culp was elected as a director of ImagicTV in August 1999. Since 1990, he has served as President of Culp Communications Associates, a management consulting firm for the telecommunications industry. Mr. Culp has served as President of Lightnet, a fiber optic telecommunications carrier that Southern New England Telephone Company (now SBC Corporation) and CSX Corporation owned. He has also served as President of the Telecom Group of Rockwell International, a provider of electronic controls and telecommunications equipment. Mr. Culp currently serves on the Board of Directors of two privately held telecommunications companies. He has served on the Advisory Board of the telecommunications group of the University of Texas, Arlington and the University of Arkansas. He has a Bachelor of Science in Electrical Engineering from the University of Arkansas. Mr. Culp resides in Austin, Texas.

         CAREY DIAMOND. Since 1996, he has served as President and Chief Executive Officer of Whitecastle, a private investment company in Canada and as managing director of its venture capital division Whitecap Venture Partners. From 1989 to 1996, Mr. Diamond served as Executive Vice President of Whitecastle. He currently serves on the Board of Directors of Alterna Technologies Group Inc., Photonami Inc., Texar Corporation and Whitecastle, including its affiliate companies. Mr. Diamond has a law degree from Osgoode Hall Law School, a Bachelor of Arts in Economics from the University of Western Ontario and is a member of the Law Society of Upper Canada.

         TIMOTHY HEMBER. Since April 2001, Mr. Hember has served as Vice President of Technology and Development for Alcatel, a company that designs, develops and builds communications networks. From September 1999 to April 2001, he served as Vice President of IPVPN Products for Alcatel. Mr. Hember founded TimeStep Corporation, a virtual private network equipment company, in January 1994 and served as President and Chief Executive Officer of TimeStep from its inception to September 1999. He currently serves on the Board of Directors of Bridgewater Consultants, Inc., a privately held software development and professional services firm. Mr. Hember has a Bachelor of Science in Electrical Engineering from the University of Waterloo.

         DR. TERENCE H. MATTHEWS. Since June 2000, he has served as Chairman and Chief Executive Officer of March Networks Corp., a networked video applications company. Dr. Matthews founded Newbridge Networks Corporation, a company that designs, manufactures, markets and services wide area network solutions, in March 1986 and served as Chairman of the Board and Chief Executive Officer of Newbridge from its inception to May 2000. Dr. Matthews also co-founded Mitel Corporation in 1972 and returned to the company in February 2001 as Chairman of Mitel Networks, a company focused on IP telephony and convergence platforms. He is the principal of Celtic House. Dr. Matthews holds an honours degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan, Swansea and Carleton University in Ottawa.

         ROBERT E. NEAL. Mr. Neal was elected as a director of ImagicTV in June 1999. Since June 2000, he has served as President of Innovatia Inc., a company within the Aliant emerging business group that focuses on the development and sale of Internet-based technology. Mr. Neal joined NBTel in 1979 and since that time has held various positions with NBTel and its affiliates, including Vice President from September 1998 to February 2000. Mr. Neal resides in Quispamsis, New Brunswick.

         PATRICK SMITH. From July 1996 to July 2001, Mr. Smith served as Senior Vice President of Systems Integration and Technology Planning of Sprint, a global communications company. He served on the Board of Directors of Call-Net Enterprises Inc., a telecommunications company operating in Canada as Sprint and Crosskeys Inc., a publicly traded software company. Mr. Smith currently sits on the board of three privately held software development companies.

B.       COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

         The following table sets forth the compensation paid to Marcel LeBrun, Nigel Bealing, Norman Bier, Allan Cameron, Marjean Henderson and Gerry Verner (the "Named Executive Officers") for each of our three most recently completed fiscal years. The Named Executive Officers are the only persons for whom executive compensation disclosure is required under applicable Canadian securities laws. We have not adopted any long-term incentive plans.

     SUMMARY COMPENSATION TABLE FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2002

----------------------------------------------------------------------------------------------------------
                                                                           LONG-TERM
                                        ANNUAL COMPENSATION              COMPENSATION
                                 -------------------------------------------------------
                                                                            AWARDS
                                                                       -----------------
                                                            OTHER
                                                            ANNUAL         SECURITIES        ALL OTHER
 NAME AND PRINCIPAL                SALARY      BONUS     COMPENSATION(1)  UNDER OPTIONS    COMPENSATION(2)
      POSITION           YEAR       ($)         ($)          ($)              (#)               ($)
----------------------------------------------------------------------------------------------------------
Marcel LeBrun,           2002       220,000      61,200        12,200                 -            12,600
President and Chief      2001       163,400      50,200        12,700                 -             8,900
Operating Officer(3)     2000        81,300           -         2,150           186,176             4,900
----------------------------------------------------------------------------------------------------------
Nigel Bealing,           2002       115,000           -        12,400            50,000            17,000
Vice President of        2001        37,600           -         3,700            29,090            20,100
Europe, Middle East      2000             -           -             -                 -                 -
and Africa(4)
----------------------------------------------------------------------------------------------------------
Norman Bier,             2002       134,200           -        11,700            25,000            77,100
Vice President of        2001       105,800           -             -            11,636            99,300
Sales for North and      2000        26,800           -             -             29,09            12,000
South America
----------------------------------------------------------------------------------------------------------
Allan Cameron,           2002       110,000      30,600        12,200                 -             6,300
Vice President of        2001        94,700           -        12,700                 -             6,300
Technology               2000        73,100           -         2,150           162,904             4,400
----------------------------------------------------------------------------------------------------------
Marjean Henderson,       2002       210,000      34,200        13,100                 -            10,500
Chief Financial          2001       117,100           -         7,630           197,812                 -
Officer(5)               2000             -           -             -                 -                 -
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                           LONG-TERM
                                        ANNUAL COMPENSATION              COMPENSATION
                                 -------------------------------------------------------
                                                                            AWARDS
                                                                       -----------------
                                                            OTHER
                                                            ANNUAL         SECURITIES        ALL OTHER
 NAME AND PRINCIPAL                SALARY      BONUS     COMPENSATION(1)  UNDER OPTIONS    COMPENSATION(2)
      POSITION           YEAR       ($)         ($)          ($)              (#)               ($)
----------------------------------------------------------------------------------------------------------
Gerry Verner,            2002       110,000      30,600        12,200                 -             6,300
Vice President of        2001        94,000      13,400        12,700                 -             6,300
Marketing and            2000        63,700           -         2,150           104,724             4,000
Business
Development(6)
----------------------------------------------------------------------------------------------------------

Notes:

(1) The amounts disclosed in this column include a car allowance paid to each of the Named Executive Officers.

(2)  The amounts disclosed in this column for 2002 include:

     i) payments made by the Corporation as matching registered retirement savings and pension plan contributions to those made by the executive officers: Mr. LeBrun, $12,600; Mr. Bealing, $3,700; Mr. Bier, $7,800; Mr. Cameron, $6,300; Ms. Henderson, $10,500 and Mr. Verner, $6,300; and

     ii)  commissions paid to: Mr. Bealing, $13,300 and Mr. Bier, $69,300.

(3) Mr. LeBrun was President and Chief Executive Officer until May 2002. On May 7, 2002, Mr. Pond became Chief Executive Officer and Mr. LeBrun was appointed to his current position.

(4) Mr. Bealing joined ImagicTV in October 2000 and has served as an executive officer since March 2001.

(5) Ms. Henderson joined ImagicTV in July 2001 and her employment with ImagicTV ceased on February 14, 2002.

(6)  Mr. Verner's employment with ImagicTV ceased on November 30, 2001.

         The following table sets forth individual grants of share options during the fiscal year ended February 28, 2002 to the Named Executive Officers:

          OPTION GRANTS DURING THE FISCAL YEAR ENDED FEBRUARY 28, 2002

------------------------------------------------------------------------------------------------------------
                                                                            MARKET VALUE
                                           % OF TOTAL                         OF SHARES
                              SHARES        OPTIONS                          UNDERLYING
                               UNDER       GRANTED TO      EXERCISE OR       OPTIONS AT
                              OPTIONS     EMPLOYEES IN      BASE PRICE      DATE OF GRANT     EXPIRATION
           NAME               GRANTED     FISCAL YEAR     ($ PER SHARE)     ($ PER SHARE)        DATE
------------------------------------------------------------------------------------------------------------
Marcel LeBrun                    -             -                -                 -                -
------------------------------------------------------------------------------------------------------------
Nigel Bealing                50,000(1)        9.7%            $1.15             $1.15           4/30/08
------------------------------------------------------------------------------------------------------------
Norman Bier                  25,000(1)       4.85%            $1.15             $1.15           4/30/08
------------------------------------------------------------------------------------------------------------
Allan Cameron                     -            -                -                 -                -
------------------------------------------------------------------------------------------------------------
Marjean Henderson                -             -                -                 -                -
------------------------------------------------------------------------------------------------------------
Gerry Verner                     -             -                -                 -                -
------------------------------------------------------------------------------------------------------------

Note:

(1) Options granted on April 30, 2001 and vest at a rate of 25% of total options granted on each anniversary of the date of grant.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

         The officers named in the summary compensation table did not exercise any options during the fiscal year ended February 28, 2002. The following table sets forth the estimated fair market value as of February 28, 2002 of the exercisable and unexercisable options held by these officers:

-----------------------------------------------------------------------------------------------------------
                                           NUMBER OF COMMON
                                          SHARES UNDERLYING                 VALUE OF UNEXERCISED
                                         UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS AT
                                       AT FISCAL YEAR END (#)              FISCAL YEAR END ($)(1)
-----------------------------------------------------------------------------------------------------------
   NAME                              EXERCISABLE    UNEXERCISABLE      EXERCISABLE       UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------
   Marcel LeBrun                       209,448            93,088           $24,785                   -
-----------------------------------------------------------------------------------------------------------
   Nigel Bealing                         7,273            71,817                 -                   -
-----------------------------------------------------------------------------------------------------------
   Norman Bier                          17,455            48,271                 -                   -
-----------------------------------------------------------------------------------------------------------
   Allan Cameron                       191,994            81,452           $21,003                   -
-----------------------------------------------------------------------------------------------------------
   Marjean Henderson                    49,453                 -                 -                   -
-----------------------------------------------------------------------------------------------------------
   Gerry Verner                        122,178                 -                 -                   -
-----------------------------------------------------------------------------------------------------------

Note:

(1) The value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of the Common Shares issuable upon exercise of the option and the aggregate exercise price of the option. The fair market value of the Common Shares at the close of business on February 28, 2002 was $0.97 as quoted on the Nasdaq National Market.

COMPENSATION OF DIRECTORS

         Effective May 30, 2001, the Corporation adopted a new compensation structure for independent directors. Upon his or her appointment to the Board of Directors, each independent director will be granted options to purchase 25,000 Common Shares at an exercise price equal to the closing price of Common Shares on The Toronto Stock Exchange (the "TSE") on the day immediately prior to the date of grant. These options are to vest over three years at a rate of 1/36 per month from the date of grant with an expiration date of seven years from the date of grant. Annually, each independent director and Peter Jollymore, upon confirmation of their appointment for the following year at the annual meeting of shareholders, will be granted options to purchase 10,000 Common Shares at an exercise price equal to the closing price of Common Shares on the TSE on the day immediately prior to the date of grant. These options, which are to be granted 72 hours after the annual meeting of shareholders, will vest 12 months from the date of grant and will have an expiration date of seven years from the date of grant. Annually, 72 hours after the annual meeting of shareholders, each independent director who is a chairman of a committee of the Board of Directors and not a member of management of the Corporation will receive options to purchase an additional 5,000 Common Shares at an exercise price equal to the closing price of Common Shares on the TSE on the day immediately prior to the date of grant, such options to vest 12 months from the date of grant and to an expiration date of seven years from the date of grant. Each independent director receives a payment of $1,000 per day, per meeting attended in person, including travel time.

         The non-independent directors of the Corporation, consisting of Carey Diamond, Timothy Hember, Peter Jollymore, Marcel LeBrun, Dr. Terence Matthews, Robert Neal and Gerald Pond, do not receive compensation for serving as directors of the Corporation other than reimbursement for expenses incurred in attending meetings.

         The Corporation also adopted a new compensation structure for the Chairman of the Board on December 18, 2001. On such date, the Chairman of the Board received an annual salary of $25,000 and 10,000 options to be granted 72 hours after the annual meeting of shareholders. These options are to vest 12 months from the date of grant with an expiration date of seven years from the date of grant.

         The following independent directors received payments and options to purchase Common Shares pursuant to the Corporation's stock option plan in the fiscal year ended February 28, 2002 as compensation for acting as directors:

-------------------------------------------------------------------------------------------------------------------
  NAME OF DIRECTOR     PAYMENTS RECEIVED   COMMON SHARES UNDER   EXERCISE PRICE   DATE OF GRANT    EXPIRATION DATE
                                             OPTIONS GRANTED     ($ PER SHARE)
-------------------------------------------------------------------------------------------------------------------
  Gregory Allemann          $17,000               25,000             $1.22           5/30/01           5/30/08
-------------------------------------------------------------------------------------------------------------------
      Joe Culp              $12,000               15,000             $0.73            8/3/01           8/3/08
-------------------------------------------------------------------------------------------------------------------
  Peter Jollymore              -                  15,000             $0.73            8/3/01           8/3/08
-------------------------------------------------------------------------------------------------------------------
   Patrick Smith            $9,000                25,000             $0.62           11/20/01         11/20/08
-------------------------------------------------------------------------------------------------------------------

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Corporation maintains liability insurance for directors and officers of the Corporation. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The premium for the 12 month period ending November 21, 2002 is $485,000, all of which is borne by the Corporation. The policy limit is $20,000,000 with a $250,000 retention for securities claims and a $150,000 retention for non-securities claims. The individual directors and officers of the Corporation are insured against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. The Corporation is insured against losses arising out of any liability to indemnify a director or officer.

EMPLOYMENT AGREEMENTS

         Each of the Named Executive Officers and the Chief Executive Officer, Gerald Pond (the "Officers"), has entered into an employment agreement with us.

         Pursuant to these agreements, the annual base salary for each Officer is as follows: Mr. Pond, C$340,000; Mr. LeBrun, $220,000; Mr. Bealing, $115,000; Mr. Bier, $135,000 and Mr. Cameron, $110,000. Mr. Verner's employment was terminated on November 30, 2001 and Ms. Henderson's employment was terminated on February 14, 2002. These base salaries are subject to review by our Board of Directors in its discretion. Some Officers are entitled to an annual bonus, up to a maximum of 70% of his or her annual base salary, as determined by our Board of Directors in its discretion based upon target profit and revenue performance levels and upon individual performance. In addition, pursuant to the terms of the employment agreements with each of the Officers, he or she is subject to non-competition provisions during his or her employment for 8 to 12 months thereafter and to confidentiality restrictions. Furthermore, Mr. Pond was granted 300,000 stock options on commencement of his employment with the

Corporation and is eligible to receive an additional 100,000 stock options on the first anniversary of his commencement date.

         With respect to each of the Officers, the employment agreement provides that in the event of termination without cause, the Officer is entitled to monthly severance payments equal to his or her respective base salary for a period from zero to twelve months, continued benefits coverage for up to one year and a pro rata portion of any earned bonus and to exercise vested options and any unvested options that otherwise would have vested in the up to 12 month period following the date of termination. In the event of termination for cause, the Officer is entitled to receive his or her respective salary and bonus through the date of termination and to exercise vested options for which the Officer had provided notice of exercise prior to the date of termination.

         In the event of a change of control of ImagicTV, which is defined as the acquisition by a person of 51% or more of our outstanding voting shares, some of the employment agreements with the Officers provide that the Corporation may terminate the employment of the Officer. Certain Officers have the right to terminate his or her employment in the event of a change of control. Certain Officers are also entitled to a severance payment equal to his or her respective accrued base salary and the pro-rated portion of any earned bonus. In addition, certain Officers have the right, on termination, to exercise, within 90 to 120 days, any options granted to that Officer, regardless of the vesting date.

C.       BOARD PRACTICES

         Our Board of Directors is currently comprised of ten persons. At the annual and special meeting of shareholders to be held on June 27, 2002, the shareholders will be asked to elect nine directors. In accordance with the provisions of the CANADA BUSINESS CORPORATIONS ACT, our directors are authorized from time to time to increase the size of the Board of Directors, and to fix the number of directors, up to a maximum of 12 persons as currently provided under our articles, without the prior consent of the shareholders.

BOARD COMMITTEES

         Our Board of Directors has established an audit committee, a human resources committee and a corporate governance committee. All of the committees of our Board of Directors were appointed on February 3, 2000.

AUDIT COMMITTEE

         ImagicTV is required by applicable law to have an audit committee (the "Committee") consisting of at least three directors, a majority of whom must be independent, non-executive directors. The Committee currently has four members:
Joe Culp, Chairman, Carey Diamond, Robert Neal and Patrick Smith. Joe Culp and Robert Neal will not be standing for re-election, and as such, the membership of the Committee will change subsequent to the annual and special meeting. The Committee acts under a written charter which is reviewed for adequacy at least annually. Members of the Committee are not professionally engaged in the practice of accounting or auditing, and are not experts in either of those fields or in auditor independence.

         The Committee is responsible for, among other things: (i) recommending the annual appointment of the Corporation's auditors; (ii) reviewing the independence of the Corporation's auditors; (iii) reviewing and approving interim and annual financial statements with management and the Corporation's auditors; (iv) assessing accounting principles used by the Corporation in financial reporting; and (v) reviewing the adequacy of the Corporation's internal control procedures.

         In performance of the Committee's oversight function, the Committee has reviewed and discussed the Financial Statements with management and KPMG LLP ("KPMG"), ImagicTV's auditors. Management and KPMG have represented to the Committee that the Financial Statements were fairly stated in accordance with generally accepted accounting principles. The Committee discussed with KPMG matters covered by applicable accounting standards and principles.

         The Committee received the letter and written disclosures from KPMG required pursuant to applicable accounting standards and principles and has discussed with KPMG their independence from the Corporation and management. The Committee also considered whether the non-audit services provided by KPMG to the Corporation are compatible with maintaining the auditors' independence.


The Committee discussed with KPMG the overall scope and plans for their audit. The Committee met with KPMG, with and without management present, to discuss the results of their examinations, their evaluations of ImagicTV's internal controls, and the overall quality of ImagicTV's financial reporting.

         Based on the reviews and discussions referred to above, in reliance on management and KPMG, and subject to the limitations of its role, the Committee recommended to the Board of Directors, and the Board of Directors approved the Financial Statements, the delivery of such statements to Shareholders, the inclusion of such statements in the Corporation's Annual Report for the year ended February 28, 2002, for filing with the Securities and Exchange Commission and as its Annual Information Form with the securities regulatory authorities in the applicable provinces and territories in Canada.

CORPORATE GOVERNANCE COMMITTEE

         The Corporate Governance Committee consists of Carey Diamond, Chairman, Peter Jollymore and Gregory Allemann. The committee's mandate is to develop and monitor our approach to corporate governance issues, establish procedures for the identification of new nominees to our Board of Directors, develop and implement orientation procedures for new directors and assess the effectiveness of our board and its committees.

HUMAN RESOURCES COMMITTEE

         Pursuant to the 2000 Share Option Plan, the Human Resources Committee (the "HR Committee") must be comprised of at least two non-employee directors. The HR Committee currently consists of Gregory Allemann, Chairman, Peter Jollymore and Joe Culp. Joe Culp will not be standing for re-election, and as such, the membership of the HR Committee will change subsequent to the annual and special meeting. The HR Committee's mandate is to establish salaries, incentives, and other forms of compensation for our directors, executive officers, employees, and consultants. The HR Committee also administers the Corporation's other benefit plans.

D.       EMPLOYEES

         As of February 28, 2002, we employed approximately 131 full-time employees, excluding temporary personnel and consultants. We are not subject to any collective bargaining agreements and believe our relationship with our employees is good.

         In November 2001 the Company undertook a restructuring plan where the number of employees changed from 209 on November 13, 2001 to 133 on November 14, 2001. Please see "Recent Developments - Reorganization" in "Item 5. Operating and Financial Reviews and Prospects" for details.

E.       SHARE OWNERSHIP

         The following table sets forth certain information concerning the ownership of common shares and options to purchase common shares of ImagicTV at May 14, 2002 by each director and each of the Named Executive Officers. Each of the directors and Named Executive Officers listed on the following table directly holds less than one percent of our common shares and the directors and executive officers, as a group directly, hold less than one percent of the common shares. See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" for information as to the share ownership of our major shareholders with whom some of our directors are affiliated.

                                                                                  OPTIONS
                                                      ----------------------------------------------------------------
                                           COMMON                           EXERCISE               EXPIRY
NAME                                       SHARES      NUMBER GRANTED        PRICE                  DATE
------------------------------------ ----------------------------------- ---------------------------------------------
Gerald L. Pond.....................        43,338             300,000             $1.30      May 7, 2009
Marcel LeBrun......................        17,545             116,360             $0.54      January 5, 2005
                                                               69,816             $0.86      April 13, 2006
                                                              116,360             $1.47      December 17, 2006
Peter G. Jollymore.................        27,702              29,090             $1.47      August 10, 2007
                                                               15,000             $0.73      August 3, 2008
Nigel Bealing.....................              -              29,090             $7.05      December 13, 2007
                                                               50,000             $1.15      April 30, 2008
Norman Bier........................           500              29,090             $1.07      December 1, 2006
                                                               11,636            $11.17      September 13, 2007
                                                               25,000             $1.15      April 30, 2008
Allan Cameron......................        36,999             110,542             $0.54      January 5, 2005
                                                               46,544             $0.86      April 13, 2006
                                                              116,360             $1.47      December 17, 2006
Marjean Henderson..................             -                   -                 -      -
Gerry Verner.......................        31,389              69,816             $0.86      November 30, 2002
                                                               52,362             $1.47      November 30, 2002
Gregory Allemann...................             -              25,000             $1.22      May 30, 2008
Joe C. Culp........................        22,273              11,636             $1.47      March 23, 2007
                                                               11,636             $1.47      August 10, 2007
                                                               15,000             $0.73      August 3, 2008

Carey Diamond......................             -(1)                -                 -      -
Timothy Hember.....................             -(2)                -                 -      -
Dr. Terence H. Matthews............             -(3)                -                 -      -
Robert E. Neal.....................         7,819(4)                -                 -      -
Patrick Smith......................             -              25,000             $0.62      November 20, 2008

Notes:

(1) Whitecastle beneficially owns 2,464,927 Common Shares. Mr. Diamond is the President and Chief Executive Officer of Whitecastle.
(2) Alcatel beneficially owns 3,986,856 Common Shares. Mr. Hember is the Vice President of Technology and Development of Alcatel.
(3) Celtic House beneficially owns 2,454,676 Common Shares. Dr. Matthews is the principal of Celtic House.
(4) This excludes 7,209,749 Common Shares beneficially owned by Aliant. Mr. Neal is an officer of a subsidiary of Aliant.

OPTION PLANS

         We currently maintain two share option plans. Each is intended to attract, retain and motivate employees, officers and directors of, and consultants to, our Company. The HR Committee of our Board of Directors administers the option plans. The HR Committee determines, among other things, the term, vesting periods and the price of options granted under the plan. As of May 14, 2002, options to purchase 2,999,820 shares at a weighted average exercise price of $1.65 per share have been granted under the plans.

EMPLOYEE SHARE OPTION PLAN

         We adopted our initial share option plan in February 1998 and amended it on December 17, 1999. It provides for the grant of options to employees, officers and directors of, and consultants to, our company. Options granted to employees generally have the following terms: (1) all options granted under the plan have a maximum term of seven years; (2) the exercise price per share for each option is determined by the price of the shares at the closing of The Toronto Stock Exchange on the day before the date of grant; (3) if we terminate an option holder's employment without cause, the vested portion of any grant will remain exercisable for the lesser of 60 days or the balance of the option term; (4) in the event we terminate an option holder's employment for cause, any option held by such option holder shall thereupon immediately terminate, whether exercisable or not; (5) if the option holder dies, the vested options may be exercised for a period of one year or the balance of the term, whichever is shorter; (6) in the event the option holder retires, the option holder may exercise vested options for 60 days or the balance of the option term, whichever is shorter; (7) in the event of disability, the option holder has six months or the balance of the option term, whichever is shorter, to exercise vested options; and (8) unvested options will expire upon termination of employment for any reason. The terms of the options granted to the officers referred to under the heading "Compensation - Employment Agreements" are described in that section.

2000 SHARE OPTION PLAN

         Our Board of Directors approved our 2000 Share Option Plan on November 9, 2000, and our shareholders approved it thereafter. This new plan does not affect options granted under the initial plan. The HR committee of our Board of Directors administers the new plan and determines, among other things, the eligibility of persons to participate in the plan, vesting periods and other attributes of individual options. The 2000 Share Option Plan provides for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates. Both incentive share options and non-qualified share options are available to U.S. residents.

         Options held by any person under the new plan together with any other options granted to that person may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the new plan is 1,879,185, subject to necessary approvals. The options granted under the new plan have a maximum term of ten years and an exercise price no less than the fair market value of our common shares at the closing of The Toronto Stock Exchange on the day before the date of grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the votes outstanding. Under the new plan, if a change of control of our company should occur, our Board of Directors will be permitted, without any action or consent required on the part of any option holder to, among other things accelerate the vesting of all options so that they become immediately exercisable.



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table provides information regarding the beneficial ownership of our common shares as of May 14, 2002 for each person or entity who is known to us to own beneficially more than 5% of our outstanding common shares. As used in the table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this annual report. Common shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding these options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24,678,063 common shares outstanding as of May 14, 2002.

                                                            NUMBER OF SHARES               PERCENTAGE OF SHARES
NAME OF BENEFICIAL OWNER                                    BENEFICIALLY OWNED(1)          BENEFICIALLY OWNED(2)
------------------------                                    ---------------------          ---------------------
Aliant Inc. ("Aliant")
(held through Aliant Horizons Inc.).......................       7,209,749                        29.22%

Compagnie Financiere Alcatel
(held through its subsidiary, Alcatel Canada Inc.)........       3,986,856                        16.16%

Whitecastle Investments Limited ("Whitecastle")...........       2,464,927                         9.99%

Celtic House International ("Celtic House")
(held through 3841553 Canada Inc.)........................       2,454,675                         9.95%

Notes:

(1) Number of shares beneficially owned by Aliant, Alcatel Canada Inc. ("Alcatel") and Celtic House obtained from shareholder list provided by the Corporation's transfer agent, as at May 14, 2002. Whitecastle share information provided by Whitecastle.
(2)  Based on 24,678,063 common shares outstanding on May 14, 2002.


         As of the close of business on May 14, 2002, CDS & Co. as nominee on behalf of The Canadian Depository for Securities Limited ("CDS") was the registered holder of 7,189,740 Common Shares representing approximately 29.13% of the outstanding Common Shares and Cede & Co as nominee on behalf of The Depository Trust Company ("DTC") was the registered holder of 3,154,038 Common Shares representing approximately 12.78% of the outstanding Common Shares. It is, however, management's understanding that the Common Shares registered in the name of CDS or DTC are held by various brokers and other parties on behalf of clients and others (including certain of the principal holders named above).

         Except as disclosed above, as at May 14, 2002, the current directors and officers of the Corporation as a group owns directly or indirectly or exercised control or direction over a total of 179,448 Common Shares representing approximately 0.73% of the issued and outstanding Common Shares.

         The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

         As of the close of business on May 14, 2002, our registrar and transfer agent reported that there were 24,678,063 common shares issued and outstanding. Of those common shares issued and outstanding, 21,223,520 common shares were registered to Canadian residents (78 holders of record) and the remaining 3,454,543 common shares were registered to United States residents (seven holders of record). No common shares were registered to residents of other foreign countries.

         To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

         There are no arrangements known to us, the operation of which may at a subsequent date result in a change of control of our company.

B.       RELATED PARTY TRANSACTIONS

         The following describes the significant transactions entered into between us and our directors, executive officers, shareholders, and affiliates of the shareholders in the fiscal year ended February 28, 2002. All future transactions between any of these parties and us will be subject to approval by a majority of the non-employee members of the board.

TECHNOLOGY AGREEMENTS

         On April 16, 1999, we entered into a licensing agreement with NBTel. Pursuant to this agreement, NBTel received a perpetual, non-exclusive license to use DTV Manager in the Province of New Brunswick for cash consideration of C$500,000 and future one-time per subscriber payments decreasing from C$150 to C$80 based on the number of active NBTel subscribers to DTV Manager in New Brunswick. In addition, the license agreement provides for the annual payment of fees for maintenance and technical support services in an amount equal to 20% of the total license fees, including the initial fee and cumulative subscriber royalties. If requested by NBTel we have agreed to provide consulting and training services at then current rates.

         On December 16, 1999, NBTel assigned the license agreement to Aliant, and the license agreement was amended to include a license for our pcVu software product and to expand the geographic territory of the license to the Provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis. In connection with the assignment and amendment, Aliant agreed to pay us cash consideration amounting to C$900,000, of which C$500,000 was recognized as revenue upon delivery of our pcVu software in February 2000, C$200,000 was recognized as revenue when it became due on January 31, 2001, and the remaining C$200,000 was recognized as revenue when it became due on January 31, 2002. As of February 28, 2002, the final payment of C$200,000 was outstanding. Under the amended agreement, the future one-time per subscriber payments based on the number of subscribers also applies to subscribers in Nova Scotia, Prince Edward Island and Newfoundland. In accordance with the amended agreement, MTT, the incumbent local exchange carrier in the Province of Nova Scotia and a subsidiary of Aliant, has licensed and has commercially deployed DTV Manager.

         On January 16, 2001, the license agreement was further amended to include a sale of 40,000 subscriber-based licenses for C$3.2 million. C$1.6 million was recognized in February 2001 as it became due and C$1.6 million was recognized in February 2002 when it became due. As of February 28, 2002, all payments were received.

         In the year-ended February 28, 2002, we recorded revenues from Aliant totalling $109,000 in license fees, $1.0 million in one-time per subscriber royalty payments, and $174,000 in services revenues.

         In addition, we have supplied NBTel and Aliant with set-top boxes at little or no mark-up above our cost. We received revenues of $462,000 in fiscal 1999, $180,000 in fiscal 2000, $1.0 million in fiscal 2001 and zero in fiscal 2002 from the sales of set-top boxes to NBTel and Aliant.

         In November 1999, we entered into a license agreement with Newbridge Networks Corporation ("Newbridge"), which was then one of our principal shareholders and is now Alcatel Canada Ltd. Pursuant to this agreement, Newbridge received a license to use DTV Manager for internal testing purposes at six technical laboratories. The license also permitted Newbridge to use DTV Manager in sales and marketing demonstrations of its hardware products. In exchange for the license, we received switching equipment from Newbridge that enables the prioritized transmission of voice, Internet and television data in high-speed, networked environments. We have used this equipment for research and development purposes. The transaction was recorded at the fair value of the equipment, which amounted to $102,000. In connection with the transaction, we recorded license fee revenues for the same amount. In February 2000, we amended the license agreement to provide Newbridge with the opportunity to purchase additional twelve-month site licenses for demonstration purposes. As of February 28, 2001 we had received aggregate cash consideration of C$40,000 for these additional licenses and $17,000 for a 90-day trial license. We have supplied Newbridge with set-top boxes for laboratory test installations at little or no mark-up above our cost. We received $23,000 in fiscal 2000, $17,000 in fiscal 2001 and nil in fiscal 2002 from the sales of set-top boxes to Newbridge.

 FINANCINGS, LOANS AND INTER-COMPANY ARRANGEMENTS

         During the year ended February 28, 2000, the Minister of Economic Development, Tourism and Culture for the Province of New Brunswick, through an application filed by Newbridge, indirectly granted us a repayable government assistance loan in the amount of C$2.6 million and a forgivable loan in the amount of C$640,000, to assist us in creating research and development employment in the Province of New Brunswick. The forgivable loan was fully forgiven and recognized in the statement of operations as forgiveness of debt. The repayable loan is repayable in annual instalments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The repayable loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. As of February 28, 2002, we have repaid C$145,000 of the principal of the repayable loan.

         In September 2000, we issued warrants to purchase Common Shares to four of our principal shareholders at the time and one other shareholder for an aggregate purchase price of $10,000,000. These warrants were automatically exercised in October 2000. In accordance with the terms of the warrants, each warrantholder was entitled to receive upon completion of a sale of Common Shares to outside investors, for no additional consideration, a number of shares per warrant which reflected the price paid per Common Share by outside investors. As a result of the October 2000 sale of Common Shares to America Online, Inc. and Cisco Systems, Inc. at $11.00 per share, 1.11 Common Shares per warrant were issued upon exercise of the warrants. This resulted in the issuance of the following numbers of Common Shares to these four principal shareholders: 205,157 to Alcatel, 371,001 to Aliant, 126,312 to Celtic House and 137,727 to Whitecastle.

LEASES

         The Corporation subleases a portion of its principal executive offices from NBTel. Of the approximately 25,000 square feet that ImagicTV occupies at its principal executive offices, it subleases approximately 17,000 square feet from NBTel at a cost of approximately $222,000 per year. The lease on such facility is month-to-month.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         For our consolidated financial statements, see "Item 18. Financial Statements."

         Export sales constitute a significant portion of our total sales volume. The total volume of export sales from Canada for the fiscal year ended February 28, 2002 was approximately $2.1 million representing 50% of our total sales.

         There are currently no outstanding material legal proceedings to which we are a party or any of our properties is subject, nor do we know of any material threatened or contemplated proceedings against us.

         We have never declared or paid any cash dividends on our common shares. At present, we expect to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate that we will pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, capital requirements and other factors as our Board of Directors considers relevant.

B.       SIGNIFICANT CHANGES

         Since February 28, 2002, there have been no significant changes in our financial condition or results of operations.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         The common shares are registered shares. CIBC Mellon Trust Company acts as transfer agent in Canada and ChaseMellon Shareholder Services, L.L.C. acts as transfer agent in the U.S. We first offered our shares through an initial public offering conducted in November 2000. See "Markets" in "Item 9. The Offer and Listing." The following tables show for the periods indicated the high and low closing market prices for trading taking place on both the Nasdaq National Market ("Nasdaq") and the Toronto Stock Exchange ("TSE"):

                          ----------------------------------------------------------------
                                                  YEAR ENDED FEBRUARY 28, 2002
                          ----------------------------------------------------------------
                                            NASDAQ                          TSE
                          ----------------------------------------------------------------
SHARE MARKET PRICES                   (IN U.S. DOLLARS)            (IN CANADIAN DOLLARS)
High.....................                   $2.88                          $4.49
Low......................                    0.47                           0.74



                                                                   NASDAQ
                              ------------------------------------------------------------------------------
                                                                QUARTER ENDED
                              ------------------------------------------------------------------------------
                                 30-NOV-00   28-FEB-01    31-MAY-01   31-AUG-01   30-NOV-01       28-FEB-02
                              ------------------------------------------------------------------------------
SHARE MARKET PRICES                                     (IN U.S. DOLLARS)
High.....................           $9.00      $7.56        $2.88       $1.22       $0.79           $1.06
Low......................            6.75       2.00         1.18        0.62        0.47            0.74




                                                                   TSE
                              ------------------------------------------------------------------------------
                                                              QUARTER ENDED
                              ------------------------------------------------------------------------------
                                 30-NOV-00   28-FEB-01    31-MAY-01   31-AUG-01   30-NOV-01       28-FEB-02
                              ------------------------------------------------------------------------------
SHARE MARKET PRICES                                     (IN CANADIAN DOLLARS)
High.....................           $ 14.00    $ 11.30      $4.49       $1.87       $1.25           $1.74
Low......................             10.15       3.05       1.75        0.90        0.74            1.18

                                                                   NASDAQ
                              ------------------------------------------------------------------------------
                                                                MONTH ENDED
                              ------------------------------------------------------------------------------
                                 30-NOV-01   31-DEC-01    31-JAN-02    28-FEB-02   31-MAR-02    30-APR-02
                              ------------------------------------------------------------------------------
SHARE MARKET PRICES                                          (IN U.S. DOLLARS)
High.....................           $0.79      $1.02        $1.06       $0.97       $0.97           $1.03
Low......................            0.52       0.74         0.88        0.82        0.81            0.78

                                                                    TSE
                              ------------------------------------------------------------------------------
                                                                MONTH ENDED
                              ------------------------------------------------------------------------------
                                 30-NOV-01    31-DEC-01   31-JAN-02    28-FEB-02    31-MAR-02    30-APR-02
                              ------------------------------------------------------------------------------
SHARE MARKET PRICES                                     (IN CANADIAN DOLLARS)
High.....................           $1.25      $1.57        $1.74       $1.55       $1.57           $1.65
Low......................            0.84       1.18         1.34        1.33        1.25            1.25

Note: The period ending November 30, 2000 began with the inception of our shares trading after our initial public offering on November 21, 2000.

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         Our common shares are listed on The Nasdaq National Market under the symbol "IMTV" and on The Toronto Stock Exchange under the symbol "IMT."

         On March 6, 2002, we received a letter from Nasdaq notifying us that for the last 30 consecutive trading days the price of our common shares had closed below the $1.00 minimum per share closing bid price requirement for continued inclusion on The Nasdaq National Market. If we are not able to demonstrate compliance with the $1.00 minimum closing bid price requirement by June 4, 2002, Nasdaq will provide written notification that our common shares are being delisted.

         If we determine that we will not satisfy the $1.00 minimum bid price requirement for continued inclusion in The Nasdaq National Market by June 4, 2002, we intend to apply to transfer the common shares to The Nasdaq SmallCap Market where we can maintain our trading symbol and expect to have the same liquidity afforded by The Nasdaq National Market. To transfer, we must satisfy the continued inclusion requirements for The Nasdaq SmallCap Market, which makes available an extended grace period until at least September 3, 2002, for attaining compliance with the $1.00 minimum closing bid price requirement. We also may qualify for an additional 180 day grace period beyond September 3, 2002, to attain compliance with the $1.00 bid price requirement. If we submit a transfer application and pay the applicable listing fees by June 4, 2002, initiation of the delisting proceedings will be stayed pending the staff's review of the transfer application.

         There is a risk that our application to transfer to The Nasdaq SmallCap Market may be denied. If our application is denied, we will have the ability to appeal the delisting action; however, on appeal, management will be required to present a compelling case to the Listing Qualifications Panel as to why the delisting should not proceed.

         We are currently in compliance with all listing requirements on The Toronto Stock Exchange and expect to remain so in the foreseeable future.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

(A)      DIRECTORS

         There are currently no provisions in the bylaws or articles of incorporation with respect to the voting power, borrowing ability, mandatory retirement age, or share ownership requirement for directors. See "Item 6. Directors and Executive Officers" for further information about the Board of Directors powers.

(B)      SHARE CLASSES

         Holders of common shares are entitled to receive dividends if, as and when declared by the Board of Directors. The Board of Directors may declare dividends on the common shares to the exclusion of any other class of shares. Holders of common shares are entitled to receive notice of and attend all annual and special meetings of shareholders and to one vote for each share held.

         Holders of preferred shares will receive the rights and privileges and be subject to the restrictions and conditions as determined by the Board of Directors at the time of issuance.

(C)      CHANGE IN SHAREHOLDER RIGHTS

         Under the Canada Business Corporations Act, a special resolution passed by the holders of a majority of not less than two-thirds of the common shares represented in person or by proxy at a duly called meeting of shareholders or signed by all shareholders is necessary to change the rights attributable to the common shares.

(D)      MEETINGS

         Annual general meetings will be called no later than 15 months after the holding of the preceding annual meeting. The Board of Directors may call a special meeting of shareholders at any time.

         The annual and special meeting of holders of common shares of ImagicTV Inc. will be held at the Saint John Trade & Convention Centre, One Market Square, Saint John, New Brunswick E2L 4Z6 on Thursday, June 27, 2002 at 10:00 a.m., Atlantic time.

         The Board of Directors has fixed the close of business on Tuesday, May 21, 2002 as the record date for the determination of the Shareholders entitled to receive notice of, and to vote at, the meeting.

(E)      LIMITATIONS ON OWNERSHIP

         There are no provisions in the bylaws or articles of incorporation of the Company regarding limitations on the right to own securities.

(F)      CHANGE OF CONTROL

         There are no provisions in the bylaws or articles of incorporation that would have the effect of delaying, deferring or preventing a change of control of ImagicTV.

(G)      OWNERSHIP THRESHOLD

         There are no provisions in the bylaws or articles of incorporation governing the ownership threshold above which shareholder ownership must be disclosed.

C.       MATERIAL CONTRACTS

         See "Related Party Transactions" in "Item 7. Major Shareholders and Related Party Transactions."

D.       EXCHANGE CONTROLS

         There are currently no exchange controls that have a material effect on the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.       TAXATION

CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS

UNITED STATES HOLDERS

         The following summary discusses the material Canadian federal income tax and U.S. federal income consequences generally applicable to the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below):

         o that is resident in the United States and is not resident in Canada for the purpose of the Canada-United States Income Tax Convention (the "Treaty");

         o        that otherwise qualifies for full benefits under the Treaty;
                  and

         o whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment or fixed base in Canada.

         As used herein, a "U.S. Holder" means a beneficial owner of shares that is, for U.S. federal income tax purposes:

         o        a citizen or individual resident of the United States;

         o a corporation, including an entity treated as a corporation for the United States federal income tax purposes, organized in or under the laws of the United States or any state thereof (including the District of Columbia);

         o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

         o a trust if, in general, the trust is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code").

         This summary is based on U.S. and Canadian federal income tax law, regulations, administrative pronouncements and court decisions, all as of the date of this annual report and all of which are subject to change or differing interpretation, possibly with retroactive effect as more fully described below.

         This summary does not purport to address all aspects of Canadian federal income and U.S. federal income taxation that may be relevant to a U.S. Holder, and does not take into account the U.S. federal income tax consequences to U.S. Holders that may be subject to special rules (including, but not limited to, tax-exempt entities, U.S. expatriates, financial institutions, insurance companies, broker-dealers, traders in securities, investors liable for alternative minimum tax, investors that own (directly, indirectly or by attribution) 10% or more of our voting shares, investors that hold shares as part of a straddle, hedging, conversion or integrated transaction, or investors whose functional currency is not the U.S. dollar). If a partnership (including an entity treated as a partnership for federal income tax purposes) holds shares, the United States federal income tax treatment will generally depend on the status of the partner and the activities of the partnership. Furthermore, this summary does not address U.S. state, local or other (such as U.S. estate or gift) or Canadian provincial or territorial tax consequences of the acquisition, ownership and disposition of shares. Holders of shares should consult their own tax advisers as to the particular Canadian federal, provincial and territorial tax and U.S. federal, state and local income and other tax consequences to them of the acquisition, ownership and disposition of shares. The summary that follows is generally limited to U.S. Holders that hold the shares as capital assets for U.S. and Canadian federal income tax purposes. A share will generally be considered to be a capital asset to a U.S. Holder (for Canadian tax purposes) unless the holder holds it as inventory in the course of carrying on a business or acquired it in a transaction or transactions considered to be an adventure in the nature of a trade.

         In addition, the following summary of Canadian federal income tax considerations applies only to a U.S. Holder who, for purposes of the Income Tax Act (Canada) (the "Canadian Act") and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm's length with ImagicTV, does not use or hold, and is not deemed to use or hold, the shares in, or in the course of carrying on, a business or providing independent personal services in Canada, does not carry on an insurance business in Canada and elsewhere, and who, for purposes of the Treaty and at all relevant times, does not own (or is not treated as owning) 10% or more of the outstanding voting shares of ImagicTV.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         This portion of the summary is based upon the current provisions of the Canadian Act, and the regulations thereunder and an understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency. The summary also takes into account all specific proposals to amend the Canadian Act and the regulations publicly announced prior to the date of this annual report (the "Proposed Amendments"), and, while we cannot assure you that the Proposed Amendments will be enacted as announced, or at all, this summary assumes that the Proposed Amendments will be enacted substantially as proposed. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental decision, action or interpretation.

CANADIAN FEDERAL TAXATION OF DIVIDENDS ON SHARES

         Dividends, including deemed dividends and stock dividends, paid or credited on shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Canadian Act at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Treaty to 15% where the U.S. Holder is the beneficial owner of the dividends. Under the Treaty, dividends paid or credited to a U.S. Holder that is a United States tax-exempt organization as described in Article XXI of the Treaty, other than such dividends that constitute income from carrying on a trade or business, will generally not be subject to Canadian withholding tax, although such entities may be subject to administrative procedures to confirm their eligibility to such exemption.

         Under the Canadian Act, dividends may be deemed to be paid in certain circumstances. For example, when a corporation redeems or purchases for cancellation shares of its capital stock, a dividend will be deemed to be paid in an amount equal to the amount by which the amount paid exceeds the "paid-up capital" (as defined in the Canadian Act) of the shares so redeemed or purchased for cancellation. The "paid-up capital" of the shares owned by a U.S. Holder may be less than the holder's cost of such shares by reason of, for example, the averaging of the paid-up capital with that of shares of such class already issued and outstanding. The paid-up capital attributable to each share will be relevant to the holder of that share in connection with a purchase for cancellation of that share or upon the winding-up of ImagicTV.

CANADIAN FEDERAL TAXATION ON SALE OR OTHER DISPOSITION OF SHARES

         A gain realized by a U.S. Holder on a disposition or deemed disposition of shares generally will not be subject to tax under the Canadian Act unless the shares constitute taxable Canadian property within the meaning of the Canadian Act. Shares generally will not be taxable Canadian property to a U.S. Holder if the shares are listed on a prescribed stock exchange at the time of disposition unless, at any time within the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with persons with whom the U.S. Holder did not deal at arm's length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of ImagicTV's shares. The shares will constitute taxable Canadian property to a U.S. Holder if at the time of their disposition the shares are not listed on The Toronto Stock Exchange or another prescribed stock exchange (in this event, a U.S. Holder would have to comply with notification requirements under the Canadian Act in respect of the disposition of the shares).

         Even if the shares constitute or are deemed to constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Canadian Act may be available under the terms of the Treaty.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TAXATION OF DIVIDENDS

         Subject to the discussion below under "Passive Foreign Investment Company Considerations," for U.S. federal income tax purposes, a U.S. Holder will generally include in gross income the amount of a distribution paid by us, unreduced by the applicable Canadian withholding tax, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), as ordinary dividend income when the distribution is actually or constructively received by the U.S. Holder. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If the dividend distribution is paid in Canadian dollars, the amount of the dividend includible in the income of a U.S. Holder will be the U.S. dollar value of the dividend, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any Canadian dollar distributed by us equal to the U.S. dollar value of the Canadian dollar on the date it is actually or constructively received by the U.S. Holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the shares and thereafter as capital gain.

         A U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction, for purposes of computing its U.S. federal income tax liability, the Canadian withholding tax paid in respect of dividends from us. Dividends from us will generally constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits and deductions for such Canadian withholding tax.

TAXATION OF CAPITAL GAINS

         A U.S. Holder will, upon the sale, exchange or other taxable disposition of a share, recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, determined in U.S. dollars, in the share. In general, such gain or loss will be treated as arising from sources within the United States for U.S. federal income tax purposes, unless it is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the United States and certain other conditions are satisfied.

         Subject to the discussion below, under "Passive Foreign Investment Company Considerations," the gain or loss recognized upon the sale of a share will be a capital gain or loss. The maximum non-corporate U.S. federal income tax rate on net capital gains is currently 20% for capital assets held for more than one year. Net capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.

         Any tax imposed by Canada directly on the gain from such a sale or other disposition would generally be eligible for the U.S. foreign tax credit; however, if such gain were not treated as arising from sources outside the United States, the U.S. Holder might not be able to use the credit otherwise available because of the U.S. foreign tax credit limitation rules. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their own tax advisers with respect to these rules.

         A U.S. Holder that purchases shares with previously owned foreign currency generally will recognize ordinary income or loss in an amount equal to any difference between the U.S. Holder's tax basis in the foreign currency and the U.S. dollar value of the foreign currency at the spot rate on the date the shares are purchased. The U.S. Holder's basis in the shares generally will be equal to the U.S. dollar value of the foreign currency at the spot rate on the date of the purchase (or, if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder that receives foreign currency upon sale or other disposition of the shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of the sale or other disposition (or, if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder upon a subsequent disposition of foreign currency (including upon an exchange for U.S. dollars) will be ordinary income or loss.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

         We believe, based on our income, assets and activities, that we should not be treated as a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended February 28, 2002 or any preceding taxable year. However, an actual determination of passive foreign investment company status is fundamentally factual in nature and it is possible that we could nonetheless be treated as a passive foreign investment company for U.S. federal income tax purposes for such taxable year or preceding taxable years. Further, there can be no assurance that we will not be or become a passive foreign investment company in the future.

         In general terms, we will be a passive foreign investment company with respect to a taxable year if either:

         o 75% or more of our gross income in such taxable year is passive income; or

         o the average quarterly percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

         For this purpose, if we own (directly or indirectly) at least 25% (by value) of the stock of another corporation, we will be treated as if we had directly received our proportionate share of the gross income of the other corporation and as if we directly owned our proportionate share of the assets of the other corporation. In addition, the IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

         If we were classified as a passive foreign investment company at any time during the period in which a U.S. holder owned shares, unless the U.S. Holder timely made one of specific available elections, a special tax regime would apply to both:

         o any "excess distribution," which would be such U.S. Holder's share of distributions on the shares in any year that are greater than 125% of the average annual distributions on the shares received by the U.S. Holder in the three preceding years or the U.S. Holder's holding period for the shares, if shorter; and

         o any gain realized on the sale or other disposition of the shares held by the U.S. Holder.

         Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if:

         o the excess distribution or gain had been realized ratably over the U.S. Holder's holding period;

         o the excess distribution or gain allocable to prior taxable years in which we were classified as a passive foreign investment company had been subject to tax at the highest applicable tax rate; and

         o the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which we were classified as a passive foreign investment company.

         In addition, the estate of an individual U.S. Holder who dies while owning shares may not be eligible to step up the tax basis of the shares.

         If we are classified as a passive foreign investment company during any taxable year in which a U.S. holder holds shares, we will continue to be treated as a passive foreign investment company with respect to such shares in subsequent taxable years notwithstanding our failure to meet either of the passive foreign investment company tests in such subsequent years, unless the U.S. Holder elects to "purge" our passive foreign investment company status by treating the shares as disposed of in a taxable transaction under the excess distribution rules described above.

         The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid "mark-to-market" election. If a mark-to-market election is made, the U.S. Holder will, in general, include as ordinary income each year the excess, if any, of the fair market value of its shares for that year (measured at the close of the U.S. Holder's taxable year) over its adjusted tax basis in the shares. The U.S. Holder will also be allowed an ordinary loss each year of the excess, if any, of its adjusted tax basis over the fair market value of its shares, but only to the extent of the net amount of previously included mark-to-market income as a result of the mark-to-market election. The U.S. Holder's tax basis in the shares will be adjusted to reflect these income or loss amounts. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service. Assuming the shares are regularly traded, the mark-to-market election would be available with respect to the shares.

         Each U.S. Holder is urged to consult its own tax adviser concerning the potential application of the passive foreign investment company rules to the U.S. Holder's ownership and disposition of shares.

U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, information reporting requirements will apply to dividends in respect of the shares and the proceeds received on the sale or disposition of the shares paid within the United States, and in certain cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F.       DIVIDENDS AND PAYING AGENTS

         As noted in "Consolidated Statements and Other Financial Information" in "Item 8. Financial Information," we have never declared or paid dividends and do not anticipate paying cash dividends in the foreseeable future.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Since we are a "foreign private issuer" as defined in the Exchange Act, we are exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability.

         You may review a copy of this annual report, including exhibits and schedules filed with it, at the SEC's public reference facility in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.

20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above, and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

         We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions at their public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system (EDGAR).

         Copies of any documents referred to in this annual filing and filed with the SEC can be obtained without charge by contacting our Corporate Secretary, c/o ImagicTV Inc., One Brunswick Square, 14th Floor, Saint John, New Brunswick, Canada, telephone number: (506) 631-3000. In order to obtain timely delivery of these documents, you must request this information no later than seven business days before the date on which you would like to receive the documents

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         With respect to quantitative information about market risk, we currently do not use derivative instruments. With respect to qualitative information, see "Management's Discussion and Analysis--Impact of Foreign Exchange Rate Exposure and Impact of Interest Rate Exposure" in "Item 5. Operating and Financial Review and Prospects."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       USE OF PROCEEDS

         We completed our initial public offering pursuant to a registration statement on Form F-1 (File No. 333-48452) which was declared effective by the SEC on November 20, 2000. The managing underwriters of the syndicate were Merrill Lynch & Co., Chase H & Q and CIBC World Markets. Prior to our initial public offering we had approximately $22.4 million in cash and cash equivalents. We had $68.6 million in cash and cash equivalents on hand following our initial public offering and our September and October private placements. The net proceeds from our initial public offering were $46.2 million. As of May 14, 2002 we had used approximately $25.2 million of these proceeds for sales and marketing activities, research and development and for working capital and general corporate purposes, including severance and other costs related to our November 2001 restructuring. We expect to continue to use the proceeds in this way in the future. Pending this use, the proceeds invested in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of Canada or the United States. See "Developments in Fiscal 2001" in "Item 4. Information on the Company" for further details.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III



ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS





                  INDEPENDENT AUDITORS' REPORT TO SHAREHOLDERS


         We have audited the consolidated balance sheets of ImagicTV Inc. as at February 28, 2002 and February 28, 2001, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         With respect to the consolidated financial statements for the years ended February 28, 2002, and February 28, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and February 28, 2001 and the results of its operations and its cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

March 25, 2002

                                  IMAGICTV INC.
                           CONSOLIDATED BALANCE SHEETS
             [IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES]

                                                              FEBRUARY 28,    FEBRUARY 28,
                                                                  2001            2002
-------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash and cash equivalents (note 2)                            $46,414         $45,641
    Short-term investments (note 2)                                14,346             359
    Accounts receivable, trade                                      4,240             305
    Accounts receivable, trade - related parties                    1,440             143
    Instalment receivables                                            705               -
    Inventory                                                         295               -
    Prepaid expenses, deposits and other receivables                1,436             904
-------------------------------------------------------------------------------------------
Total current assets                                               68,876          47,352
-------------------------------------------------------------------------------------------
Capital assets (note 3)                                             2,970           2,133
-------------------------------------------------------------------------------------------
Total assets                                                      $71,846         $49,485
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                               $1,055            $667
    Accrued liabilities                                             2,973             793
    Payable to related parties                                        850             290
    Deferred revenue                                                1,119             437
    Current portion of long-term debt (note 4)                         72               9
-------------------------------------------------------------------------------------------
Total current liabilities                                           6,069           2,196
-------------------------------------------------------------------------------------------
Long-term debt (note 4)                                             1,577           1,496
-------------------------------------------------------------------------------------------
Shareholders' equity (note 5):
    Authorized:
        Unlimited common shares, no par value
        Unlimited preferred shares, no par value
    Issued and outstanding:
        24,669,336 Common Shares
        (February 28, 2001 - 24,592,624)                           87,678          85,698
        Nil preferred                                                   -               -
     Deferred stock-based compensation                             (2,670)           (393)
     Accumulated deficit                                          (20,282)        (38,986)
     Cumulative currency translation adjustments                     (526)           (526)
-------------------------------------------------------------------------------------------
Total shareholders' equity                                         64,200          45,793
-------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                        $71,846         $49,485
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                   SIGNED ON BEHALF OF THE BOARD OF DIRECTORS

  /s/ Peter G. Jollymore                            /s/ Carey Diamond
PETER G. JOLLYMORE, CHAIRMAN                      CAREY DIAMOND, DIRECTOR

                                  IMAGICTV INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
            [IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS]

                                              YEAR ENDED    YEAR ENDED    YEAR ENDED
                                             FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,
                                                 2000          2001          2002
-------------------------------------------------------------------------------------
Revenues:
    License fees                                   $1,384       $4,770         $631
    Royalty fees                                        -        1,288        1,197
    Services                                          393        1,791        2,387
    Equipment                                         321        1,150            -
-------------------------------------------------------------------------------------
Total revenues                                      2,098        8,999        4,215
-------------------------------------------------------------------------------------
Cost of revenues:
    Services                                          657        2,379        2,603
    Equipment                                         331        1,068            -
-------------------------------------------------------------------------------------
Total cost of revenues                                988        3,447        2,603
-------------------------------------------------------------------------------------
Gross profit                                        1,110        5,552        1,612

Operating expenses:
    Sales and marketing                             2,325        7,763        8,928
    Research and development                        4,084        7,967        7,151
    General and administrative                        827        2,815        4,582
    Restructuring expense                               -            -        1,162
-------------------------------------------------------------------------------------
Total operating expenses                            7,236       18,545       21,823
-------------------------------------------------------------------------------------
Loss from operations                               (6,126)     (12,993)     (20,211)

Interest income, net                                  121        1,133        1,656
Forgivable government assistance (note 4)             434            -            -
Foreign exchange gain (loss)                         (31)          426         (28)
-------------------------------------------------------------------------------------
Loss before provision for income taxes             (5,602)     (11,434)     (18,583)

Provision for income taxes (note 7)                  (44)         (24)        (121)
-------------------------------------------------------------------------------------
Net loss                                         $ (5,646)   $ (11,458)   $ (18,704)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Basic and diluted net loss per share (note        $ (0.40)     $ (0.58)     $ (0.76)
10)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Weighted average number of shares used in          13,968       19,796       24,606
  computing basic and diluted net loss per
  share (000s)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              DEFERRED STOCK-              CUMULATIVE
                                                                  BASED                     CURRENCY      TOTAL
                                             COMMON SHARES    COMPENSATION ON  ACCUMULATED TRANSLATION  SHAREHOLDERS'
                                            NUMBER     AMOUNT  STOCK OPTIONS    DEFICIT    ADJUSTMENT     EQUITY
----------------------------------------------------------------------------------------------------------------------
Balances, February 28, 1999                 11,131     $5,658       $   -       $(3,178)     $  13        $2,493
    Net loss                                     -          -           -        (5,646)         -        (5,646)
    Reporting currency translation
       adjustments                               -          -           -             -         28            28
    Issuance of shares for cash              6,418      8,831           -             -          -         8,831
----------------------------------------------------------------------------------------------------------------------
Balances, February 29, 2000                 17,549     14,489           -        (8,824)        41         5,706
    Net loss                                     -          -           -       (11,458)         -       (11,458)
    Amortization of deferred
      stock-based compensation                   -          -         550             -          -           550
    Deferred stock-based compensation            -      3,220      (3,220)            -          -             -
    Reporting currency translation
      adjustments                                -          -           -             -       (567)         (567)
    Issuance of shares for cash              7,044     69,969           -             -          -        69,969
----------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001                 24,593     87,678      (2,670)      (20,282)      (526)       64,200
    Net loss                                     -          -           -       (18,704)         -       (18,704)
    Amortization of deferred
      stock-based compensation                   -          -         317             -          -           317
    Deferred stock-based compensation            -     (1,960)      1,960             -          -             -
    Issuance of shares for cash                 76        (20)          -             -          -           (20)
----------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2002                 24,669    $85,698      $(393)      $(38,986)    $ (526)      $45,793
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                           YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                          FEBRUARY 29,   FEBRUARY 28,  FEBRUARY 28,
                                                              2000           2001         2002
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net loss                                                 $ (5,646)    $(11,458)    $ (18,704)
    Items not involving cash:
        Depreciation and amortization                             483        1,169         1,864
        Non-monetary transaction (note 9(b))                     (102)           -             -
        Stock-based compensation                                    -          550           317
        Write-down of capital assets on restructuring               -            -           211
    Change in operating assets and liabilities:
        Accounts receivable, trade                             (1,160)      (2,893)        3,935
        Accounts receivable, trade - related parties             (312)        (748)        1,297
        Instalment receivables                                      -         (979)          705
        Inventory                                                 234         (302)          295
        Prepaid expenses, deposits, and other receivables       1,052       (1,281)          532
        Accounts payable and accrued liabilities                  289        3,510        (2,568)
        Due to related parties                                    286          556          (560)
        Deferred revenue and customer deposits                  1,099         (238)         (683)
----------------------------------------------------------------------------------------------------
    Cash used in operating activities                          (3,777)     (12,114)      (13,359)
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of capital assets                                  (992)      (2,964)       (1,237)
    Sale (purchase) of short-term investments, net                  -      (14,346)       13,987
----------------------------------------------------------------------------------------------------
Cash from (used in) investing activities                         (992)     (17,310)       12,750
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Issuance of common shares, net of share issue costs         8,831       69,969           (20)
    Proceeds (repayment) of long-term debt                      1,763          (20)         (144)
----------------------------------------------------------------------------------------------------
    Cash from (used in) financing activities                   10,594       69,949          (164)
----------------------------------------------------------------------------------------------------
Effect of foreign currency exchange adjustments                  (32)         (507)            -
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                5,793       40,018          (773)

Cash and cash equivalents, beginning of year                      603        6,396        46,414
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         $6,396      $46,414       $45,641
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Supplemental cash flow information:
    Cash paid for taxes                                           $44          $37          $125
    Cash received for interest                                     $-         $697        $2,052

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

IMAGICTV INC. WAS INCORPORATED ON DECEMBER 24, 1997 AND COMMENCED OPERATIONS ON JANUARY 5, 1998. IMAGICTV DEVELOPS AND LICENSES INFRASTRUCTURE SOFTWARE PRODUCTS AND PROVIDES RELATED SERVICES THAT ENABLE TELEPHONE COMPANIES AND OTHER SERVICE PROVIDERS TO DELIVER MULTI-CHANNEL DIGITAL TELEVISION AND INTERACTIVE MEDIA SERVICES TO THEIR SUBSCRIBERS' TELEVISIONS AND PERSONAL COMPUTERS OVER A BROADBAND NETWORK.


1.   Significant accounting policies:

         These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with accounting principles generally accepted in Canada which, except as disclosed in note 12, conform in all material respects with accounting principles generally accepted in the U.S.

         (a)  Consolidation:

                       These consolidated financial statements include the
              accounts of ImagicTV Inc. and its wholly owned subsidiaries, iMagicTV (US), Inc., and iMagicTV (UK) Limited. All intercompany transactions and balances are eliminated on consolidation.

         (b)  Currency translation:

                       The functional currency of ImagicTV is the U.S. dollar.
              Transactions of the Canadian parent company and fully integrated foreign subsidiaries which are denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the temporal method. Exchange gains and losses arising from these transactions are included in the results of operations for the year. Transactions of foreign subsidiaries which are considered self-sustaining, and therefore the functional currency is the local currency, are translated using the current rate method and resulting exchange gains and losses are recorded as Cumulative Currency Translation Adjustments in Shareholders' Equity.

         (c)  Use of estimates:

                       The preparation of financial statements in conformity
              with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

         (d)  Cash and cash equivalents and short-term investments:

                       All highly liquid investments, with an original term to
              maturity of three months or less at the time of purchase, are classified as cash equivalents. Investments with a term to maturity of more than three months but less than one year are classified as short-term investments.

         (e)  Inventory:

                       Inventory is recorded at the lower of cost, determined on
              an average cost basis, and net realisable value.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

         (f)  Capital assets:

                       Capital assets are stated at cost, net of accumulated
              depreciation and amortisation, and, other than leasehold improvements, are depreciated over their estimated useful lives. Leasehold improvements are recorded at cost and are amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statements of operations as incurred.

              Depreciation and amortisation are computed using the straight-line method as follows:



                       Computer hardware                        2 years
                       Office furniture and equipment           5 years
                       Leasehold improvements                   Term of lease
                       Software licenses                        2 years


                  ImagicTV regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the statement of operations for the excess. During the year-end February 28, 2002, ImagicTV recorded a write-down of capital assets as part of the restructuring plan discussed in note 6.

         (g)  Revenue recognition:

                       ImagicTV's revenues are derived primarily from license
              fees (which include installation), royalty fees and service elements. Service elements, which include maintenance and technical support, training, consulting and other services, are not essential to the functionality of ImagicTV's licensed products.

                       In cases where ImagicTV sells a multi-element
              arrangement, the fees are allocated to the elements based on ImagicTV-specific objective evidence of each element's fair value. Vendor-specific objective evidence used in determining the fair value of license revenues is based on the price charged by ImagicTV when the same element is sold separately to a customer of a similar size and nature. Vendor-specific objective evidence used in determining the fair value of training, consulting and other services is based on the standard daily rates per diem for the type of service being provided multiplied by the estimated time to complete the task. Vendor-specific objective evidence used in determining the fair value of maintenance and technical support is based on the annual renewal rates. Fees related to the delivery of multi-element arrangements are non-refundable.

                       For arrangements where ImagicTV cannot establish
              vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, ImagicTV uses the residual method to recognize revenue. Under the residual method, for arrangements where ImagicTV can establish vendor-specific objective evidence for all undelivered elements, which are typically service and maintenance, ImagicTV allocates that value to the revenue relating to the undelivered elements and records the remaining value of the contract as license revenue.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

                       Revenues from product elements consist primarily of
              license and royalty fees. Up front licence fees are recognized when a contract with a customer has been executed, delivery and acceptance of the software have occurred, the license fee is fixed and determinable, and collection of the related receivable is deemed probable by management. Royalty fees are either in the form of a non-refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. Non refundable one-time royalty payments for a fixed number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and ImagicTV has no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

                       Service revenues from training, consulting and other
              services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified.

                       Maintenance and technical support revenues paid in
              advance are non-refundable and are recognized ratably over the terms of the agreements, which are typically 12 months.

                       Product, service and equipment revenues that have been
              prepaid but do not yet qualify for recognition as revenue under ImagicTV's revenue recognition policy are reflected as deferred revenues on ImagicTV's balance sheet.

                       Product revenues that have been recognized as revenues
              under ImagicTV's revenue recognition policy but for which the cash proceeds are not yet due are reflected as instalment receivables. Instalment receivables primarily represent future instalment payments on license fee revenue, which are due within 12 months from the balance sheet date.

         (h)  Research and development expenses:

                       Costs related to research, design and development of
              software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of ImagicTV's product and the general release of the product have substantially coincided. As a result, ImagicTV has not capitalized any software development costs since such costs have not been significant.

         (i)  Investment tax credits:

                       ImagicTV is entitled to Canadian federal and provincial
              investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are available to be applied against future tax liabilities, subject to a 10-year carry-forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that ImagicTV has reasonable assurance that the tax credits will be realized. To date, no investment tax credits have been recognized.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

         (j)  Income taxes:

                       Income taxes are accounted for under the asset and
              liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A substantive enacted rate is only used when the proposed tax rate change is specified in sufficient detail to be understood and applied in practice and has been drafted and tabled in legislative or regulatory form with the appropriate governing bodies.

         (k)  Stock-based compensation:

                       ImagicTV uses the intrinsic value method to account for
              its stock-based employee compensation plan. As such, deferred stock-based compensation is recorded if it is determined that, on the date of grant, the fair market value of the underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option. Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

         (l)  Fair value:

                       Financial instruments consist of cash and cash
              equivalents, short-term investments, accounts receivable, trade accounts receivable for trade-related parties, instalment receivables, accounts payable, payable to related parties and accrued liabilities. The carrying values for these financial instruments approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying value of long-term debt obligation approximates its fair values. ImagicTV determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses for instruments having similar terms and financing characteristics.

         (m)  Concentration of credit risk:

                       Financial instruments that potentially expose ImagicTV to
              concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable trade and instalment receivables. Cash and cash equivalents consist primarily of deposits with major commercial banks and highly liquid investments, the maturities of which are three months or less from the date of purchase. ImagicTV performs periodic credit evaluations of the financial condition of its customers.

                       Short-term investments consist primarily of high-grade
              fixed income securities with maturities of more than three months but less than one year.

                       At February 28, 2002, 96% of the accounts receivable were
              concentrated with two customers. At February 28, 2001, 77% of the accounts receivable were concentrated with five customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

2. Cash and cash equivalents and short-term investments:

         All short-term debt securities are classified as held to maturity because ImagicTV has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortisation of premiums and accretion discounts to maturity. ImagicTV owns no short-term investments that are considered to be trading securities nor available for sale securities.

The components of cash and cash equivalents and short-term investments are summarized as follows (in thousands):

                                                      FEBRUARY 28,        FEBRUARY 28,
                                                          2001                2002
                                                     ---------------    ---------------
         Cash and cash equivalents:
             Cash                                         $   1,332          $   1,891
             Corporate commercial paper                          --              1,051
             Short-term debt securities                      45,082             42,699
                                                     ---------------    ---------------
             Net book value                               $  46,414          $  45,641
                                                     ==============     ===============
         Short-term investments:
             Corporate commercial paper                   $  14,116          $      --
             Term deposit                                       230                359
                                                     ---------------    ---------------
             Net book value                               $  14,346          $     359
                                                     ==============     ===============

3.       Capital assets:

                                                      FEBRUARY 28,        FEBRUARY 28,
                                                          2001                2002
                                                     ---------------    ---------------
         Computer hardware                                  $  2,156           $  2,177
         Office furniture and equipment                        1,419              1,299
         Leasehold improvements                                  300                419
         Software licenses                                       427                751
                                                     ---------------    ---------------
                                                               4,302              4,646
         Less: accumulated depreciation and
           amortisation                                        1,332              2,513
                                                     ---------------    ---------------
         Net book value                                     $  2,970           $  2,133
                                                     ==============     ===============

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

4.       Long-term debt:

         During the year ended February 29, 2000, ImagicTV, through an application filed by Newbridge Networks Corporation (now Alcatel Canada Ltd.) (an ImagicTV shareholder), was granted a government assistance loan ("Repayable Loan") in the amount of $1,766,000 and a forgivable loan ("Forgivable Loan") in the amount of $434,000 by the Government of the Province of New Brunswick, Canada, to assist ImagicTV in creating research and development employment in New Brunswick. The Forgivable Loan was fully forgiven as advanced and recognized in the statement of operations as forgivable government assistance. The Repayable Loan is unsecured and repayable in annual instalments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The Repayable Loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. In addition, the Repayable Loan is subject to accelerated repayment if the total number of full-time employees employed in the Province of New Brunswick falls below 92 at any time during the year ended February 28, 2002. As at February 28, 2002, the number of full-time employees employed in the Province of New Brunswick, being approximately 106, exceeded the prescribed amounts.



5.       Shareholders' equity:

         (a)  Description of shares:

              Common Shares

                       Each outstanding common share is entitled to one vote at
              shareholder meetings and is entitled to receive dividends if, as, and when declared by the Board of Directors. Subject to the rights of holders of shares of any class-ranking senior to the common shares, holders of common shares are entitled to receive the remaining property or assets of ImagicTV in the event of liquidation, dissolution or winding-up. The common shares have no pre-emptive, redemption or conversion rights.

              Preferred Shares

                       The Board of Directors has the authority, without further
              action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board will be able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares.

         (b)  Common share issuances:

            (i)   On December 17, 1999, ImagicTV issued 3,808,146 common shares to a group of investors for cash consideration, net of costs, of $6,144,000.

            (ii)  During the year ended February 29, 2000, ImagicTV issued an aggregate of 791,694 common shares to employees for total cash consideration, net of costs, of $1,011,000.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

            (iii) During the year ended February 29, 2000, pursuant to the
                Pre-emptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, the Company issued 1,818,261 common shares for cash consideration of $1,676,000.

            (iv)  In July 2000, ImagicTV's Board of Directors authorized a private placement of up to $25,000,000, of which $10,000,000 was reserved for specified existing shareholders. On September 19, 2000, ImagicTV issued warrants to purchase common shares to five existing shareholders for a total cash consideration of $10,000,000. In October 2000, in connection with the additional private placements described in (v) below, the share purchase warrants were converted into 909,061 common shares.

            (v)   In October 2000, ImagicTV issued 272,719 common shares to
                America Online, Inc. for aggregate proceeds of $3,000,000 and 1,090,875 common shares to Cisco Systems, Inc. for aggregate proceeds of $12,000,000.

            (vi)  On November 21, 2000, ImagicTV completed its initial public offering of 4,750,000 common shares for net proceeds of $46,200,000. In connection with the initial public offering, all of ImagicTV's outstanding Class A common shares, Class B common shares and Class C common shares were converted into a single new class of common shares on a one-for-one basis. In addition, ImagicTV effected a share split on a 1.1636-for-1 basis. ImagicTV also created a class of preferred shares issuable in series, none of which have been issued. ImagicTV's share capital and earnings (loss) per share have been restated on a retroactive basis to give effect to the conversion of the shares to a single new class of common shares and the share split.

            (vii) During the year ended February 28, 2001 ImagicTV issued 21,382 common shares to employees on the exercise of options for cash consideration of $18,000.

            (viii) During the year ended February 28, 2002 ImagicTV issued
                76,712 common shares to employees on the exercise of options for cash consideration of $54,000.

         (c)  Stock option plan:

                       On December 17, 1999, ImagicTV established a Share Option
              Plan (the "1999 Plan"). The 1999 Plan allows for the granting of options to acquire common shares to employees, consultants and directors of ImagicTV and its affiliates. Options granted under the 1999 Plan have a maximum term of seven years and an exercise price per share of no less than the fair market value of the common shares as determined by the Board of Directors on the date of the option grant. The options vest annually over four years. ImagicTV has reserved 3,511,825 common shares, for issuance under the 1999 Plan, provided that the Board of Directors has the right to increase the number of shares reserved.

                       ImagicTV's Board of Directors adopted a new share option
              plan on November 9, 2000 (the "2000 Plan"). The 2000 Plan does not affect options granted under its 1998 or 1999 Plans. No new options will be granted under the 1998 or 1999 Plans. The compensation committee of ImagicTV's Board of Directors administers the 2000 Plan and determines, among other things, the persons eligible to participate in the 2000 Plan and the vesting periods and other attributes of individual options. The 2000 Plan provides for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

                       Options held by any person under the 2000 Plan, together
              with any new options granted to that person, may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the 2000 Plan is 1,879,185. The options granted under the 2000 Plan will have a maximum term of 10 years and an exercise price no less than the fair market value of ImagicTV's common shares on the date of the grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the combined voting power of the shares outstanding.

                       A summary of the status of ImagicTV's options as of
              February 28, 2002 is as follows:

                                                                                         NUMBER OF
       RANGE OF EXERCISE          NUMBER OF        WEIGHTED AVERAGE REMAINING             OPTIONS
             PRICES                OPTIONS          CONTRACTUAL LIFE (YEARS)             EXERCISABLE
---------------------------------------------------------------------------------------------------
       $ 0.54 - $ 0.62             558,984                 3.39                            466,160
       $ 0.73 - $ 0.95             762,252                 4.78                            362,978
       $ 1.07 - $ 2.80           1,193,040                 5.36                            423,053
       $ 7.04 - $ 11.17            210,599                 5.67                             53,883
---------------------------------------------------------------------------------------------------
            TOTAL                2,724,875                 4.82                          1,306,074
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

          The following table summarizes options issued:

                                       FEBRUARY 29, 2000               FEBRUARY 28, 2001            FEBRUARY 28, 2002
                                       -----------------               -----------------            -----------------
                                                    WEIGHTED                      WEIGHTED                     WEIGHTED
                                    NUMBER OF       AVERAGE        NUMBER OF       AVERAGE       NUMBER OF      AVERAGE
                                     OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                     -------     --------------     -------     --------------    -------    --------------
Outstanding, beginning of period      849,428         $0.64        2,188,155          0.96       3,565,339          $2.02
Granted                             1,399,234          1.21        1,588,903          3.51         515,611           1.00
Cancelled                            (60,507)          0.91        (190,337)          2.30     (1,279,363)           2.30
Exercised                                   -             -         (21,382)          0.80        (76,712)           0.71
                                    -------------------------------------------------------------------------------------
Outstanding, end of period          2,188,155         $0.96        3,565,339         $2.02       2,724,875           1.93
                                    -------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------
Options exercisable, end of
  period                              295,205         $0.63          804,960         $0.82       1,306,074          $1.24
                                    -------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------

                  To February 28, 2002, all stock options have been granted to employees, officers and directors of ImagicTV. For the year ended February 28, 2002, ImagicTV recorded nil deferred stock-based compensation (February 28, 2001 - $3,220,000; February 29, 2000 - nil) relating to options issued to employees. During the year ended February 28, 2002, ImagicTV recorded a recovery of deferred stock-based compensation of $1,960,000 (February 28, 2001 - nil; February 29, 2000
         - nil) representing the net book value of options that were cancelled and not fully vested under ImagicTV's option plan. Amortisation of deferred stock-based compensation of $317,000 has been recorded as an operating expense for the year ended February 28, 2002 (February 28, 2001 - $550,000; February 29, 2000 - nil).

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

6.       Restructuring charge:

         In response to the continued slowdown in capital spending in the telecommunications industry and the resulting decrease in ImagicTV's expected revenues, ImagicTV has undertaken measures to streamline operations. On November 14, 2001, ImagicTV adopted a restructuring plan, which reduced the number of global employees, reduced discretionary marketing expenses, and introduced new tools and processes to increase development productivity and improve efficiencies in our software demonstration and installation activities. As a result of these efforts, ImagicTV recorded a restructuring charge of $1,162,000 in the year ended February 28, 2002, which included severance related costs for 76 employees and the write-down of excess capital assets to their net recoverable amounts.

         The following table summarizes the charges:


                                                                        CUMULATIVE DRAWDOWN
                                                                        -------------------
                                                    YEAR ENDED           CASH        NON-CASH     PROVISION BALANCE AT
                                                   FEBRUARY 28,        PAYMENTS      CHARGES          FEBRUARY 28,
                                                       2002                                               2002
                                                   ------------        --------      -------          ------------
RESTRUCTURING CHARGE:
    Severance                                          $909              $775            $-                $134
    Stock-based compensation charges                     42                 -            42                   -
    Write-down of capital assets                        211                 -           211                   -
                                                   ------------        --------      -------          ------------
TOTAL CHARGE                                         $1,162              $775          $253                $134
                                                   ------------        --------      -------          ------------
                                                   ------------        --------      -------          ------------

7.       Income taxes:

         The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before provision for income taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                                    FISCAL YEAR ENDED
                                                     --------------------------------------------------
                                                     29-FEB-2000        28-FEB-2001         28-FEB-2002
                                                     -----------        -----------         -----------
Statutory rate applied to loss
  before provision for income taxes                      $(2,583)          $(5,157)            $(8,195)
Adjustments resulting from:
    Change in enacted rates                                    -                 -               2,858
    Lower tax rates in other countries                         -                 -                (58)

    Stock-based compensation not
       deducted for tax                                        -               249                 140
    Large corporation tax                                     44                24                   7
    Other                                                     62                62                  35
                                                     -----------        -----------         -----------
Sub-total                                                (2,477)           (4,822)             (5,213)
Change in valuation allowance                              2,521             4,846               5,092
                                                     -----------        -----------         -----------
Income taxes                                                 $44               $24                $121
                                                     -----------        -----------         -----------
                                                     -----------        -----------         -----------

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

         Significant components of ImagicTV's deferred tax assets are as follows (in thousands):

                                                             AS AT
                                                   --------------------------
                                                   28-FEB-2001    28-FEB-2002
                                                   -----------    -----------
    Research and development expenses
       deferred for income tax purposes              $3,911         $4,582
    Net operating losses carried forward              4,674          9,685
    Share issue costs                                 2,419          1,568
    Reserves                                              -             32
    Fixed assets                                       (229)             -
                                                   -----------    -----------
Deferred tax assets                                  10,775         15,867
Less valuation allowance                            (10,775)       (15,867)
                                                   -----------    -----------
Total                                               $     -         $    -
                                                   -----------    -----------
                                                   -----------    -----------

         In addition to the above, to the extent that ImagicTV is able to utilize the research and development expenses that have been deferred for income tax purposes to reduce taxable income, ImagicTV will have available investment tax credits of approximately $2,829,000 as at February 28, 2002 and $2,251,000 as at February 28, 2001 that would be available to reduce income taxes otherwise payable and which begin expiring in 2010.

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which ImagicTV operates, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, ImagicTV will need to generate future taxable income of approximately $42,000,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which ImagicTV operates and the uncertainty of generating taxable income prior to the expiration of losses carried forward, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.

         In accordance with income tax law in Canada, research and development expenses may be deducted in periods subsequent to the period incurred. The amounts set out in the table above represent research and development expenses in the consolidated statement of operations that will be deductible in future years for income tax purposes.

         As of February 28, 2002, ImagicTV had approximately $25,465,000 of operating losses carried forward available to reduce future years' taxable income in Canada. These losses and deductions expire as follows: 2005 - $42,000; 2006 - $853,000; 2007 - $2,760,000; 2008 - $6,180,000; and 2009 - $15,630,000.



8.       Segmented information:

         ImagicTV operates in a single reportable operating segment, that is, to provide software products to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenues from the sale of software and related services. As of

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

February 28, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands):


                                                                  FISCAL YEAR ENDED
                                                 ------------------------------------------------------

                                                  FEBRUARY 29,       FEBRUARY 28,      FEBRUARY 28,
                                                      2000               2001              2002
                                                 -----------------  ----------------- -----------------
       Revenue by geographic location:
                  Canada                              $   1,362          $   3,757         $   2,128
                  United States                              --              3,699             1,273
                  Europe                                    736              1,543               651
                  Asia Pacific                               --                 --               163
                                                 -----------------  ----------------- -----------------
                                                      $   2,098          $   8,999         $   4,215
                                                 -----------------  ----------------- -----------------
                                                 -----------------  ----------------- -----------------


         For the year ended February 28, 2002, Aliant Inc. accounted for approximately 30% of the total revenues. In addition, two other customers, Saskatchewan Telecommunications and CenturyTel Service Group, LLC accounted for 17% and 17%, respectively, of the total revenues. In the year ended February 28, 2001, Aliant Inc. accounted for approximately 28% of total revenues. In addition, three other customers, CenturyTel Service Group, LLC, Nortel Networks Inc. and Boardwalk Equities accounted for 18%, 10% and 10%, respectively, of total revenues. In the year ended February 29, 2000, Aliant Inc. (formerly NBTel) accounted for 38% of total revenues. In addition, two other customers, Kingston Vision and Saskatchewan Telecommunications accounted for 31% and 16%, respectively, of total revenues.



  9.     Related-party transactions:

         The nature of the related-party transactions is summarized below:

         (a)  NBTel and Aliant Inc.:

                       On April 16, 1999, ImagicTV entered into a licensing
              agreement with NBTel, whereby NBTel received a perpetual, non-exclusive license to use ImagicTV's product in the Province of New Brunswick for cash consideration of C$500,000 ($334,000), and future one-time royalty payments based on the number of NBTel subscribers to the service. On December 16, 1999, the NBTel license agreement was assigned to Aliant Inc. (the parent company of NBTel) and was amended to include a license for the pcVu product and to expand the geographic territory of the license to include the Provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis in these provinces. ImagicTV received consideration amounting to C$900,000 ($610,000) payable as to C$500,000 on January 31, 2000 and C$200,000 payable on each of January 31, 2001 and 2002. On January 16, 2001, the license agreement was further amended to include a sale of 40,000 subscriber-based license fees for C$3,200,000, payable in non-refundable instalments of C$1,600,000 on January 16, 2001 and C$1,600,000 on February 28, 2002.

                       The initial license agreement dated April 16, 1999
              included multiple elements including the delivery of DTV Manager version 1.0 and DTV Manager version 2.0, installation and maintenance and support. For accounting purposes, the entire non-refundable

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

              cash consideration was allocated to the various elements based on the specific evidence of their values. DTV Manager version 1.0 was delivered shortly after the execution of the agreement. DTV Manager version 2.0 was not available for delivery at that time. The license fee revenue was deferred until November 1999, the date at which ImagicTV delivered and installed DTV Manager version 2.0. The maintenance fee is being recognized on a straight-line basis over the term of the maintenance contract. The future one-time royalty payments based on net new subscribers are recognized as earned.

                       Of the additional C$900,000 in consideration to be
              received in connection with the Aliant Inc. amendment, C$500,000 was recognized as revenue upon the delivery of pcVu in February 2000, C$200,000 was recognized as revenue when it became due on January 31, 2001 and the remaining C$200,000 was recognized as revenue when it became due on January 31, 2002. As of February 28, 2002, the final payment of C$200,000 was outstanding.

                       Of the C$3,200,000 for the sale of 40,000 subscriber
              based licence fees, C$1,600,000 was recognized in February 2001 as it became due and C$1,600,000 was recognized in February 2002 when it became due. As of February 28, 2002, all payments were received.

                       ImagicTV also sells set-top boxes, at little or no
              mark-up, to NBTel and Aliant for distribution to their subscribers. Revenue related to the sale of set-top boxes to NBTel amounted to $180,000 for the year ended February 29, 2000, $1,039,000 for the year ended February 28, 2001, and nil for the year ended February 28, 2002.

                       ImagicTV reimburses NBTel for certain operating expenses
              incurred on its behalf, including premises rent, communications, and corporate services.

         (b)  Newbridge Networks Corporation (now Alcatel Canada Ltd.):

                       In November 1999, ImagicTV entered into an agreement with
              a shareholder, Newbridge Networks Corporation ("Newbridge"), whereby Newbridge received a license to use ImagicTV's product for demonstration purposes in exchange for equipment supplied by Newbridge. The transaction was recorded at the fair value of the equipment received from Newbridge amounting to $102,000. In connection with this transaction, ImagicTV recorded license revenues in the same amount.

                       In February 2000, ImagicTV entered into an amendment to
              the above agreement, which provided Newbridge with additional licences to use ImagicTV's product for demonstration purposes. The term of the additional site licences were one year, expiring on February 7, 2001. As of February 28, 2001, ImagicTV sold additional licenses to Newbridge for aggregate cash consideration of $40,000.

                       In June 2000, ImagicTV provided Newbridge with a 90-day
              trial license for $17,000 that was used for demonstration purposes.

                       ImagicTV has also supplied Newbridge with set-top boxes
              at little or no mark-up above cost.

          (c) America Online, Inc. and CISCO Systems Inc.:

                       In October 2000, ImagicTV entered into a memorandum of
              understanding with America Online agreeing to provide America Online with up to $3,000,000 in research and

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

              development services, calculated at ImagicTV's commercial rates for consulting and development services and based on pricing and other terms no less favourable than that received by any third-party. Of this amount, ImagicTV is obligated to expend $500,000 to conduct investigative research and development to be specified by the parties.

                        The obligation to perform the remaining $2,500,000 in
               services for continued research and development is contingent upon America Online entering into a trial or commercial license with ImagicTV for its software. To date, ImagicTV had not entered into any licensing arrangements or agreements with America Online. The memorandum of understanding does not contain any contractual commitment that would require ImagicTV to license its software to America Online. America Online and ImagicTV are to negotiate in good faith the ownership and licensing rights of the intellectual property resulting from any research and development activities. At the date of these financial statements, ImagicTV had not entered into any agreements in this regard with America Online.

                        The common shares issued to America Online (note 5(v))
               do not contain any terms or conditions, including any put or redemption rights, that would cause ImagicTV to repay or refund any of the proceeds received for the common shares sold to America Online. Moreover, there are no contractual commitments that would require ImagicTV to pay or refund America Online any cash or other consideration if ImagicTV failed to perform under the memorandum of understanding or if America Online failed to take advantage of ImagicTV's commitment to provide services under the memorandum of understanding.

                        In connection with ImagicTV's private placement to Cisco
               Systems, it granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if ImagicTV's Board of Directors receives a bona fide offer to acquire ImagicTV or all or substantially all of ImagicTV's assets from any of three specified entities, or if ImagicTV's Board of Directors votes to initiate a sale to any of these three specified entities of 25% or more of ImagicTV's total voting equity or all or substantially all of ImagicTV's assets, ImagicTV must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After ImagicTV delivers this notice, Cisco Systems will have ten days to submit a proposal to ImagicTV's Board of Directors to acquire ImagicTV at a price to be set out in the proposal. Accordingly, under the limited circumstances described above, Cisco Systems has been granted an option to make an offer to acquire ImagicTV. If ImagicTV's Board of Directors decides to pursue Cisco Systems' proposal, ImagicTV has agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However,
               (a) if Cisco Systems does not submit a proposal within ten days of receipt of ImagicTV's notice, (b) if Cisco Systems' proposal is not pursued by ImagicTV's Board of Directors or (c) if Cisco Systems and ImagicTV fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and ImagicTV can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of ImagicTV's assets or an acquisition of ImagicTV by another entity in which the holders of ImagicTV's outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

         (d)  Innovatia Inc.:

                       In December 2000, ImagicTV entered into an agreement with
              Innovatia Inc., a wholly owned subsidiary of Aliant Inc. According to this agreement, Innovatia was to provide ImagicTV with consulting services by utilizing Innovatia's Living Lab environment to assist in the development, marketing and sale of ImagicTV products and create an environment in the Living Lab for ImagicTV to test new services in a production environment. ImagicTV's commitment was to pay C$50,000 per month from December 2000 to May 2001 with the option to renew for a further 6 months. For the year ended February 28, 2001, ImagicTV recorded an expense of C$150,000 in relation to this agreement.

                       During the year ended February 28, 2002, ImagicTV elected
              to renew the agreement for a further six months, extending it to November 30, 2001. For the year ended February 28, 2002, ImagicTV recorded an expense of C$450,000 in relation to this agreement.

                        The following table summarizes the related party transactions and balances (in thousands):


                                                                    FISCAL YEAR ENDED
                                                  -----------------------------------------------------
                                                  FEBRUARY 29,          FEBRUARY 28,        FEBRUARY 28,
                                                      2000                  2001                2002
                                                  -----------           ------------        -----------
Related party transactions:
Revenues
    License fees                                      $671                  $116                 $109
    Royalty fees                                         -                 1,249                1,001
    Services                                           110                   168                  299
    Equipment                                          205                 1,052                    -
Operating expenses                                     469                   805                1,029
Interest income                                         87                     -                    -


                                                                        AS OF
                                                     ---------------------------------------
                                                     FEBRUARY 28,                FEBRUARY 28,
                                                         2001                        2002
                                                     -----------                 -----------
Related party balances:
    Accounts receivable, trade                         $1,440                        $143
    Deferred revenues                                      27                         219
    Accounts payable                                      850                         290

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

 10.     Loss per share:

         Loss per share has been calculated based on the weighted average number of common shares outstanding. Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of share options, that could potentially dilute basic loss per share in the future, based on the treasury stock method, amounted to 344,000 for the period ended February 28, 2002 (1,649,000 - February 28, 2001; 442,000 -
February 29, 2000).



11.      Commitments:

         Future minimum lease payments under non-cancellable operating leases for premises are as follows (in thousands):

                                                           AS AT
                                                     FEBRUARY 28, 2002
                                               -----------------------------
                              2003                         $ 767
                              2004                           554
                              2005                           560
                              2006                           412
                              2007                            --
                      2008 and thereafter                     --


         Included in the lease commitments above are amounts related to an operating lease with a shareholder, NBTel, for office premises. The lease expired on February 28, 2001 and ImagicTV exercised its renewal option of one year. Rental expense under this lease amounted to $290,000 for the year ended February 28, 2002, $250,000 for the year ended February 28, 2001, and $270,000 for the year ended February 29, 2000.



12.      Canadian and U.S. accounting policy differences:

                  The consolidated financial statements of ImagicTV have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. There are no material measurement differences between Canadian GAAP and U.S. GAAP that apply to the consolidated financial statements. Additional disclosures required under U.S. GAAP include the following:

         (a)  Other disclosures:

                       Included in accrued liabilities at February 28, 2002 are
              accrued vacation pay expenses of $144,000. At February 28, 2001 vacation pay expenses of $302,000 and initial public offering costs of $1,401,000 were included in accrued liabilities.

                       Included in general and administrative operating expenses
              for the year ended February 28, 2002 is $856,000 of bad debt expense (nil for the year ended February 28, 2001, nil for the year ended February 29, 2000).

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

         (b)  Recent accounting pronouncements:

                       In July 2001, the Financial Accounting Standards Board
              ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted. In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. In August 2001, the Accounting Standards Board ("AcSB") issued Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets", which are consistent with SFAS No. 141 and SFAS No. 142, respectively, except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development. The impact of adopting the provision of SFAS No. 141, No. 142 and
              Section 1581 and 3062 will not have any effect on ImagicTV's financial statements as ImagicTV has not completed any business combinations since inception.

                       In October 2001, the FASB issued SFAS No. 144,
              "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. ImagicTV is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.

                       In December 2001, the AcSB issued Handbook Section 3870
              "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. ImagicTV's current accounting policy as it relates to stock-based compensation complies with the US GAAP. ImagicTV's current account policy is an acceptable method of accounting for stock-based compensation and other stock-based payments under Section 3870 and therefore ImagicTV does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

         (c)  SFAS 123 pro forma information:

                       SFAS No. 123, "Employee Stock Compensation" encourages,
              but does not require, the recording of compensation costs related to stock options granted to employees to be valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if ImagicTV had accounted for its stock options issued under the fair value method. ImagicTV has elected not to adopt the recording of compensation cost for employee stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations granted to employees is presented in the table below (in thousands of dollars, except per share amounts):

                                                                       FISCAL YEAR ENDED
                                                       --------------------------------------------------
                                                       FEBRUARY 29,     FEBRUARY 28,      FEBRUARY 28,
                                                            2000             2001             2002
                                                       --------------- ----------------- ----------------
            Net loss                                      $ (5,646)       $  (11,458)      $ (18,704)
            Compensation expense related to the fair
               value of stock options                          (69)            ( 160)           (163)
                                                       --------------- ----------------- ----------------
            Pro forma net loss                            $ (5,715)       $  (11,618)      $ (18,867)
                                                       =============== ================= ================
            Pro forma net loss per share                  $  (0.41)        $   (0.59)      $   (0.77)
                                                       =============== ================= ================


                        The fair value of each option granted prior to ImagicTV
              becoming a publicly traded company in November 2000 have been estimated at the date of grant using the minimum value method and by applying the following assumptions: weighted average risk-free interest rate of 5.88% for the year ended February 28, 2001, and 5.76% for the year ended February 29, 2000; a dividend yield of 0%; and expected terms equal to the option vesting period.

                       The fair value of each option granted between the date
              ImagicTV became a publicly traded company and February 28, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130% for the period ended February 28, 2002 (109% for the year ended February 28, 2001), risk-free rate of return of 2.5% for the period ended February 28, 2002 (5.88% for the year ended February 28, 2001) and expected terms equal to the option vesting period.

                       ImagicTV has assumed no forfeiture rate, as adjustments
              for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued was $0.84, $0.37 and $0.19 for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively.

         (d)  Comprehensive Income:

                       In June 1997, the Financial Accounting Standards Board
              issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No.
              130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended February 29, 2000 and February 28, 2001 the difference

                                  IMAGICTV INC.

                         (IN THOUSANDS OF U.S. DOLLARS)

              between net loss and comprehensive loss arises solely from reporting currency translation adjustments. As a result, total comprehensive loss amounted to $5,618,000 for the year ended February 29, 2000 and $12,025,000 for the year ended February 28, 2001. For the year ended February 28, 2002, there is no difference between net loss and comprehensive loss.

ITEM 19. EXHIBITS

         Documents filed as exhibits to this annual report:

         1.1 Articles of Incorporation of ImagicTV Inc. filed December 24, 1997 (as amended on June 30, 1998 and November 27, 2000) (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 33-48452) (the "Registration Statement")).

         1.2 Bylaws of ImagicTV Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement).

         4.1 Employee Share Option Plan (incorporated by reference to Exhibit
10.1 of the Registration Statement).

         4.2 Form of Share Option Agreement with respect to the Employee Share Option Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement).

         4.3 Form of 2000 Share Option Plan (incorporated by reference to
Exhibit 10.3 of the Registration Statement).

         4.4 Loan Agreement between Newbridge Networks Corporation and ImagicTV Inc. (incorporated by reference to Exhibit 10.4 of the Registration Statement).

         4.5 Technology Transfer Agreement, dated January 1, 1998, between ImagicTV Inc. and The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.5 of the Registration Statement).

         4.6 Technology Transfer Option Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd. and The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.6 of the Registration Statement).

         4.7 Development Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd and the New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement).

         4.8 Licensing Agreement, dated April 19, 1999, between ImagicTV and The New Brunswick Telephone Company, Ltd., together with a Novation and Amendment Agreement to Licensing Agreement and Set-Top Box Supply and Software Licensing Agreement, dated December 16, 1999, between ImagicTV Inc., NBTel and Aliant Telecom Inc. (incorporated by reference to Exhibit 10.8 of the Registration Statement).

         4.9 Executive Employment Agreement, dated July 26, 2000, between iMagicTV and Marcel LeBrun (incorporated by reference to Exhibit 10.9 of the Registration Statement).

         4.10 Executive Employment Agreement, dated July 14, 2000, between ImagicTV and Marjean Henderson (incorporated by reference to Exhibit 10.10 of the Registration Statement).

         4.11 Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Allan Cameron (incorporated by reference to Exhibit 10.11 of the Registration Statement).

         4.12 Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Gerry Verner (incorporated by reference to Exhibit 10.13 of the Registration Statement).

         4.13 Form of Management Option Agreement (incorporated by reference to
Exhibit 10.14 of the Registration Statement).

         4.14 Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and America Online, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement).

         4.15 Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and Cisco Systems, Inc., including separate Board Observation Rights and Right of First Negotiation Letter, made as of the same date (incorporated by reference to Exhibit 10.16 of the Registration Statement).

         4.16 Form of Share Purchase Warrant (incorporated by reference to
Exhibit 10.17 of the Registration Statement).

         4.17 Executive Employment Agreement, dated March 25, 2001, between ImagicTV and Nigel Bealing.

         4.18 Executive Employment Agreement, dated March 1, 2001, between ImagicTV and Norm Bier.

         4.19 Executive Employment Agreement, dated May 7, 2002, between ImagicTV and Gerald Pond.

         8.0 Subsidiaries of ImagicTV Inc. (incorporated by reference to Exhibit
21.1 to the Registration Statement).

         10.1 Consent of KPMG LLP.





                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated:   May 14, 2002

ImagicTV Inc.

Per: /s/ Jeffrey White
     Jeffrey White, Chief Financial Officer

                                INDEX TO EXHIBITS


NUMBER                                 DESCRIPTION OF DOCUMENT
------                                 -----------------------
1.1 Articles of Incorporation of ImagicTV Inc. filed December 24, 1997 (as amended on June 30, 1998 and November 27, 2000) (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 33-48452) (the "Registration Statement")).
1.2 Bylaws of ImagicTV Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement).
4.1            Employee Share Option Plan (incorporated by reference to Exhibit
               10.1 of the Registration Statement).
4.2 Form of Share Option Agreement with respect to the Employee Share Option Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement).
4.3            Form of 2000 Share Option Plan (incorporated by reference to
               Exhibit 10.3 of the Registration Statement).
4.4            Loan between Newbridge Networks Corporation and ImagicTV Inc.
               (incorporated by reference to Exhibit 10.4 of the Registration Statement).
4.5 Technology Transfer Agreement, dated January 1, 1998, between ImagicTV Inc. and The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.5 of the Registration Statement).
4.6 Technology Transfer Option Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd. And The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit
               10.6 of the Registration Statement).
4.7 Development Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd and the New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement).
4.8 Licensing Agreement, dated April 19, 1999, between ImagicTV and The New Brunswick Telephone Company, Ltd., together with a Novation and Amendment Agreement to Licensing Agreement and Set-Top Box Supply and Software Licensing Agreement, dated December 16, 1999, between ImagicTV Inc., NBTel and Aliant Telecom Inc. (incorporated by reference to Exhibit 10.8 of the Registration Statement).
4.9 Executive Employment Agreement, dated July 26, 2000, between iMagicTV and Marcel LeBrun (incorporated by reference to Exhibit
               10.9 of the Registration Statement).
4.10 Executive Employment Agreement, dated July 14, 2000, between ImagicTV and Marjean Henderson (incorporated by reference to Exhibit 10.10 of the Registration Statement).
4.11 Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Allan Cameron (incorporated by reference to Exhibit
               10.11 of the Registration Statement).
4.12 Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Gerry Verner (incorporated by reference to Exhibit
               10.13 of the Registration Statement).
4.13           Form of Management Option Agreement (incorporated by reference to
               Exhibit 10.14 of the Registration Statement).
4.14 Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and America Online, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement).
4.15 Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and Cisco Systems, Inc., including separate Board Observation Rights and Right of First Negotiation Letter, made as of the same date (incorporated by reference to Exhibit 10.16 of the Registration Statement).
4.16           Form of Share Purchase Warrant (incorporated by reference to
               Exhibit 10.17 of the Registration Statement).
4.17 Executive Employment Agreement, dated March 25, 2001, between ImagicTV and Nigel Bealing.
4.18 Executive Employment Agreement, dated March 1, 2001, between ImagicTV and Norm Bier.
4.19 Executive Employment Agreement, dated May7, 2002, between ImagicTV and Gerald Pond.
8.0            Subsidiaries of ImagicTV Inc. (incorporated by reference to
               Exhibit 21.1 to the Registration Statement).
10.1           Consent of KPMG LLP.

                                 APPENDIX G-2

                   INTERIM FINANCIAL STATEMENTS OF IMAGICTV
                     FOR FIRST QUARTER ENDED MAY 31, 2002


LETTER TO SHAREHOLDERS

ALL AMOUNTS EXPRESSED ARE IN U.S. DOLLARS.

To Our Valued Shareholders:

Our focus is on generating customers and increasing our revenues. We are working toward accomplishing these goals by strengthening our executive team, aligning our Company resources, and increasing our partner channel efforts to identify and integrate ourselves more closely with our customers.

Revenues for the first quarter of fiscal 2003 were $724,000 compared to $1.7 million in the first quarter of fiscal 2002. Our revenue growth is still being impacted by the health of the overall telecommunications industry as customers continue to delay the transition between trials and commercial deployment. Approximately 70% of our total revenue this quarter is attributable to a Canadian customer on the path to commercial deployment of broadcast television services based on our middleware platform. The remainder of our revenue was generated from Kingston Vision and a European PTT delivered through one of our partners, Alcatel. Our net loss for the first quarter of fiscal 2003 was approximately $3.3 million, or $0.13 per basic share, compared to a net loss of $5.4 million, or $0.22 per basic share, in the first quarter of fiscal 2002.

The expense reductions from our cost containment efforts and restructuring initiatives implemented during fiscal 2002 have been fully realized. Our first quarter operating expenses were $3.9 million compared to $6.8 million in the first quarter of fiscal 2002, a decrease of $2.9 million or approximately 43%. The overall improvements continue to be the result of the numerous changes we made throughout the organization to streamline our operations and focus our energy on those areas directly related to customers.

Our cash position continues to be strong. At the end of the first quarter of fiscal 2003, we had $43.2 million in cash and short-term investments, compared to $46.0 million at February 28, 2002. One of our highest priorities is to manage our cash resources through to profitability as we focus our efforts on stimulating market development, adding new customers and increasing revenues.

The customer activity being generated through our partner channels is very encouraging. ImagicTV and its partners have created a one-stop-shop for customers based on a collaborative approach to solving customer applications. We are seeing an increased interest in prospective channel partners as well.

New niche applications, such as video on demand and broadcast television programming to the personal computer, are being leveraged with prospective customers. There is also an opportunity for video on demand in the hospitality market and we are exploring this application with a prospective customer.

Market trends are encouraging as broadband deployment continues to grow. We are pleased with the progress we have made through our partner channels and are equally excited about the new and evolving applications for our software.

Thank you for your continued support of ImagicTV.

/s/ Gerald L. Pond
Chief Executive Officer
July 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report for the year ended February 28, 2002 and the unaudited consolidated financial statements as of and for three months ended May 31, 2002 and May 31, 2001 and accompanying notes appearing elsewhere in this report.
All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW
We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. We were incorporated in December 1997 and began operations in January 1998. We delivered our initial DTV Manager software product to NBTel, our first customer, in December 1998.

CURRENT DEVELOPMENTS
NASDAQ
We were informed on March 6, 2002 that our shares were not in compliance with the $1 minimum closing bid price continued listing requirement on The Nasdaq National Market and were given a 90 day grace period to correct the situation. During this time we applied for a transition to The Nasdaq SmallCap Market, which would provide us with a total possible 360 day grace period, from March 6, 2002, by which to have our share price regain compliance with the continued listing requirement of a $1 minimum closing bid price for ten consecutive trading days. Our application to transfer to The Nasdaq SmallCap Market was accepted and our shares began trading on that exchange on June 7, 2002.

On September 3, 2002, if our shares have not met the ten consecutive trading days at the $1 minimum closing bid price continued listing requirement, our listing status on The Nasdaq SmallCap Market will be subject to review. At that time, Nasdaq Staff will determine if we meet one of three of the Nasdaq SmallCap Market initial listing requirements. If we meet one of these requirements, we will be afforded an additional 180 day grace period to regain compliance with the $1 minimum closing bid price under Nasdaq's continued listing rules. We currently comply with and believe we will continue to comply with the initial listing requirement for shareholder's equity of at least $5.0 million. We believe, therefore, that we will be afforded the additional 180 day grace period by Nasdaq, during which our share price must meet the $1 minimum closing bid price continued listing requirement or our listing status will be subject to review.

ALIANT
On June 18, 2002 Aliant, one of our commercially deployed customers and our largest shareholder, announced that they would no longer sell their VibeVision branded digital television service, which uses our DTV Manager software platform to deliver broadcast television programming to a set top box which is then viewed on a television set. Instead they will offer Bell Canada's ExpressVu branded digital television service, taking advantage of Bell's significant investment in satellite broadcast television infrastructure. We continue to work with Aliant in the development of video-on-demand and other interactive digital services delivered to the personal computer.

Aliant's decision does not have a material impact on our revenue as we received advance non-refundable royalty fee payments from them, prior to their shift in strategy. Our other customers continue to use our DTV Manager software platform to deliver digital television services. We continue to develop additional applications, such as video-on-demand and time shifted television, on our platform to enable the delivery of services to television sets and other consumer devices.


SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

Typically, there are several phases that our customers go through prior to proceeding with a commercial launch with ImagicTV. The first phase is the lab trial where we typically do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal purposes only. We provide technical assistance and consulting services for these evaluations as necessary.

The second phase generally involves a market trial, during which the service is provided to a limited number of "subscribers" who agree to test the service. During the market trial a service provider assesses its market and product and tries to fine-tune its offerings and services. We expect to recognize primarily professional services revenues during market trials because they are significant undertakings during which time our customers typically engage us in technical and other consulting services. This is the final phase prior to moving to a commercial deployment.

The final phase is commercial deployment of digital television and other interactive media services. Commercial license agreements are entered into at the start of this phase and include license fees, subscriber royalty fees and ongoing annual maintenance fees. The current trend has been for us to offer a lower upfront incremental license fee based on the total number of households passed by the service provider. This license fee is structured typically to be paid over the length of the contract to lower the cost of entry into the market for our customers. We also offer our customers the option to pay one-time subscriber royalties in increments or they may elect to pay ongoing subscriber royalties. Different revenue arrangements provide for different payment arrangements for competitive business reasons.

In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be flexible, for competitive reasons, and may use either type of subscriber royalty fee arrangement.

Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook. Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

     -    we have signed a license agreement with the customer;

     -    we have delivered the software product to the customer;

     - the amount of the fees to be paid by the customer is fixed or determinable; and

     -    we believe that collection of these fees is probable.

We generally negotiate formal license agreements with our customers. Each of our commercial license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a non-refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. Non- refundable one-time royalty payments for a fixed number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable in the balance sheet.

Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically service and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labour costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

RESULTS OF OPERATIONS
Three months ended May 31, 2002 (first quarter, fiscal 2003) compared to the three months ended May 31, 2001 (first quarter, fiscal 2002).

REVENUES
Our total revenues decreased to $724,000 for the three months ended May 31, 2002 from $1.7 million for the three months ended May 31, 2001.

LICENSE FEES. Our license fee revenues were zero for the three months ended May 31, 2002 versus $522,000 for the three months ended May 31, 2001. We did not enter into any commercial licenses to generate license fees revenues in the first quarter of fiscal 2003.

ROYALTY FEES. Our royalty fee revenues increased to $491,000 for the three months ended May 31, 2002 from $82,000 for the three months ended May 31, 2001. The increase was the result of non-refundable fixed subscriber fees paid by Saskatchewan Telecommunications (SaskTel) in anticipation of their commercial launch. The remainder is from Kingston Vision for their commercially deployed service. We have three commercially deployed customers at May 31, 2002.

SERVICES. Our services revenues decreased to $233,000 for the three months ended May 31, 2002 from $1.0 million for the three months ended May 31, 2001. The decrease is primarily due to a decrease in the activities for our customers as they remain in market trials pending a decision to move forward with a commercial deployment. Also included in our services revenues for the three months ended May 31, 2002 is $135,000 in maintenance fees from our commercially licensed customers compared to $243,000 for the three months ended May 31, 2001.


COST OF REVENUES
Cost of revenues decreased to $429,000 for the three months ended May 31, 2002 from $810,000 for the three months ended May 31, 2001. The decrease reflects a decrease in customer service and professional services staff to 19 at May 31, 2002 from 26 at May 31, 2001 and the reduced professional services and customer service staff expense allocated to cost of revenues as they devoted their efforts to sales and marketing activities.

OPERATING EXPENSES
We undertook a restructuring in November 2001 which resulted in a significant reduction in staff. The full benefit of the cost reductions associated with the decreased staff size is fully realized in the three months ended May 31, 2002 compared to the three months ended May 31, 2001 as indicated in the following information.

SALES AND MARKETING. Sales and marketing expenses decreased to $1.5 million for the three months ended May 31, 2002 from $3.0 million for the three months ended May 31, 2001. The decrease reflects a decrease in staff to 10 in sales and 19 in marketing at May 31, 2002 from 23 in sales and 32 in marketing at May 31, 2001 and a decrease in marketing events as we focus on fewer, but more specific, activities that we believe have a higher likelihood to turn into revenue generating opportunities. These activities included attendance at the NAB2002 conference in Las Vegas in May 2002, which is the world's leading conference and exhibition for digital communications technologies. Also included are fees for public relations activities.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased to $1.5 million for the three months ended May 31, 2002 from $2.3 million for the three months ended May 31, 2001. The decrease reflects a decrease in staff to 62 at May 31, 2002 from 106 at May 31, 2001 and the streamlining of our products and processes that was implemented during our fourth quarter of fiscal 2002.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $946,000 for the three months ended May 31, 2002 from $1.5 million for the three months ended May 31, 2001. The decrease reflects a decrease in staff in our finance, human resources and corporate operations departments to 17 at May 31, 2002 from 23 at May 31, 2001. Other savings resulted from a reduction in legal fees related to customer activity, a centralizing of financial operations and a reduction in facilities expenses associated with the closing of our Dallas office.

We remain committed to manage prudently our resources.

NON-CASH OPERATING EXPENSES
The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

DEPRECIATION. Depreciation increased to $500,000 for the three months ended May 31, 2002 from $436,000 for the three months ended May 31, 2001. The increase is due to higher capital investments made last year in computer and other equipment and leasehold improvements where the depreciation is now being realized.

STOCK-BASED COMPENSATION. Stock-based compensation expenses decreased to $42,000 for the three months ended May 31, 2002 from $192,000 for the three months ended May 31, 2001. The reduction is due primarily to the reduced amount of deferred stock-based compensation after the majority of the deferred expense was retired following the resignation of an executive during the fourth quarter of fiscal 2002. The deferred stock-based compensation represents the difference between the exercise price of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is amortized on a straight-line basis over the vesting periods of the options.

OTHER INCOME
Interest income decreased to $179,000 for the three months ended May 31, 2002 from $666,000 for the three months ended May 31, 2001. The decrease is the result of both lower average interest rates and the reduction of available fund balances resulting from the use of cash to fund our operations over the course of the year, a difference of $13.1 million, period to period.

NET LOSS
Our net loss decreased to $3.3 million for the three months ended May 31, 2002 from a loss of $5.4 million for the three months ended May 31, 2001. Our net loss per share decreased to $0.13 per share at May 31, 2002 from a loss of $0.22 per share at May 31, 2001. The decrease is primarily attributable to the staff reductions resulting from our November 2001 restructuring and the management of expenses during this period of delayed revenues.

LIQUIDITY AND CAPITAL RESOURCES
At May 31, 2002 we had available funds of $43.2 million compared to $56.3 million at May 31, 2001.

Our cash used in operating activities for the three months ended May 31, 2002 was $2.4 million, compared to $3.7 million for the three months ended May 31, 2001. The cash used during the three months ended May 31, 2002 was primarily to fund our research and development and sales and marketing efforts.

Our cash used in investing activities, before the purchase or sale of temporary investments, was $411,000 for the three months ended May 31, 2002 compared to $647,000 for the three months ended May 31, 2001. Cash used in investing activities reflects purchases of software used in our architecture and development activities.

Our cash from financing activities was $5,000 for the three months ended May 31, 2002 from the exercise of options compared to the use of $70,000 for the three months ended May 31, 2001 for expenses related to our initial public offering in November 2000.

In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of services based on our software products. To provide the most conservative estimate, which assumes revenue is at zero or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from May 31, 2002. If our expenses vary greatly from those that are currently expected, we may need to raise additional capital to fund our operations prior to the end of this 24 month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24 month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INDUSTRY RISK
The telecommunications industry continues to experience significant economic pressure on revenues, earnings and return on investment. In response, telecom companies have made significant reductions in capital spending and are expected to continue this in the short term in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their decision to move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

Because the pressure on revenues for telecom companies is so great, we expect that they will continue market trials in the next 18 months to explore new avenues of generating additional revenues over existing infrastructure. If the current economic conditions continue, however, our customers could continue to delay their move from the market trial stage to commercial deployment until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending to areas other than video deployment.

IMPACT OF INTEREST RATE EXPOSURE
As of May 31, 2002 we had approximately $43.2 million in available funds. A significant portion of the cash earns interest at variable rates. Our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined over the previous year and a half and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE
We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS:
This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievements and are subject to risks, uncertainties and assumptions, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission (SEC) and Canadian Securities Administrators, including our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2002. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

                           IMAGICTV INC. CONSOLIDATED
                                 BALANCE SHEETS
            [IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES]

                                                            MAY 31,        FEBRUARY 28,
                                                             2002              2002
---------------------------------------------------------------------------------------
                                                          [unaudited]

ASSETS

Current assets:
     Cash and cash equivalents                             $ 16,343         $ 45,641
     Short-term investments                                  26,902              359
     Accounts receivable, trade, net of allowance of nil        275              448
          [February 28, 2002 - nil]
     Prepaid expenses, deposits and other receivables           951              904
---------------------------------------------------------------------------------------

Total current assets                                         44,471           47,352


Capital assets                                                2,044            2,133
---------------------------------------------------------------------------------------

Total assets                                               $ 46,515         $ 49,485
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                      $    700         $    667
     Accrued liabilities                                      1,274            1,083
     Deferred revenue                                           425              437
     Current portion of long-term debt                           10                9
---------------------------------------------------------------------------------------

Total current liabilities                                     2,409            2,196


Long-term debt                                                1,564            1,496

Shareholders' equity:
     Authorized:
          Unlimited common shares, no par value
          Unlimited preferred shares, no par value
     Issued and outstanding:
          24,678,063 common shares
          [February 28, 2002 - 24,669,336]                   85,703           85,698
          Nil preferred                                        --               --
     Deferred stock-based compensation                         (351)            (393)
     Accumulated deficit                                    (42,284)         (38,986)
     Cumulative currency translation adjustment                (526)            (526)
---------------------------------------------------------------------------------------

Total shareholders' equity                                   42,542           45,793
---------------------------------------------------------------------------------------


Total liabilities and shareholders' equity                 $ 46,515         $ 49,485
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            [IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS]

                                                     THREE MONTHS ENDED
                                                  MAY 31,          MAY 31,
                                                   2002             2001
--------------------------------------------------------------------------
Revenues:
     License fees                                $   --           $    522
     Royalty fees                                     491               82
     Services                                         233            1,046
--------------------------------------------------------------------------
Total revenues                                        724            1,650

Cost of revenues:
     Services                                         429              810
--------------------------------------------------------------------------
Total cost of revenues                                429              810

Gross profit                                          295              840

Operating expenses:
     Sales and marketing                            1,458            3,024
     Research and development                       1,458            2,251
     General and administrative                       946            1,545
--------------------------------------------------------------------------
Total operating expenses                            3,862            6,820


Loss from operations                               (3,567)          (5,980)


Interest income, net                                  179              666
Foreign exchange gain                                 144               15
--------------------------------------------------------------------------

Loss before provision for income taxes             (3,244)          (5,299)

Provision for income taxes                            (54)            (139)
--------------------------------------------------------------------------

Net loss for the period                          $ (3,298)        $ (5,438)
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Basic and diluted net loss per share             $  (0.13)        $  (0.22)
--------------------------------------------------------------------------
--------------------------------------------------------------------------

Weighted average number of shares used in
     computing basic and diluted net loss per
     share (000s)                                  24,672           24,596

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                   DEFERRED STOCK-                    CUMULATIVE
                                                                         BASED                         CURRENCY         TOTAL
                                              COMMON SHARES        COMPENSATION ON   ACCUMULATED      TRANSLATION    SHAREHOLDERS'
                                          NUMBER        AMOUNT       STOCK OPTIONS      DEFICIT       ADJUSTMENT        EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001               24,593       $ 87,678        $ (2,670)       $(20,282)       $   (526)       $ 64,200
     Net loss                               --             --              --            (5,438)           --            (5,438)
     Amortization of deferred
          stock-based compensation          --             --               192            --              --               192
     Deferred stock-based compensation      --              (96)             96            --              --              --
     Issuance of shares for cash               5            (70)           --              --              --               (70)
----------------------------------------------------------------------------------------------------------------------------------

Balances, May 31, 2001                    24,598       $ 87,512        $ (2,382)       $(25,720)       $   (526)       $ 58,884
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


Balances, February 28, 2002               24,669       $ 85,698        $   (393)       $(38,986)       $   (526)       $ 45,793
     Net loss                               --             --              --            (3,298)           --            (3,298)
     Amortization of deferred
          stock-based compensation          --             --                42            --              --                42
     Issuance of shares for cash               9              5            --              --              --                 5
----------------------------------------------------------------------------------------------------------------------------------

Balances, May 31, 2002                    24,678       $ 85,703        $   (351)       $(42,284)       $   (526)       $ 42,542
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                       THREE MONTHS ENDED
                                                                     MAY 31,        MAY 31,
                                                                      2002           2001
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net loss                                                      $ (3,298)       $ (5,438)
     Items not involving cash:
          Depreciation and amortization                                 500             436
          Stock-based compensation                                       42             192
     Change in operating assets and liabilities:
          Accounts receivable, trade                                    173           3,433
          Instalment receivables                                       --               118
          Inventory                                                    --                11
          Prepaid expenses, deposits, and other receivables             (47)            154
          Accounts payable                                               33            (637)
          Accrued liabilities                                           191          (1,762)
          Deferred revenue                                              (12)           (238)
-------------------------------------------------------------------------------------------

     Cash used in operating activities                               (2,418)         (3,731)

Cash flows from investing activities:
     Purchases of capital assets                                       (411)           (647)
     Sale (purchase) of short-term investments, net                 (26,543)         22,551
-------------------------------------------------------------------------------------------

     Cash from (used in) investing activities                       (26,954)         21,904

Cash flows from financing activities:
     Issuance of common shares, net of share issue costs                  5             (70)
-------------------------------------------------------------------------------------------

     Cash from (used in) financing activities                             5             (70)

Effect of foreign currency exchange adjustments                          69             (15)
-------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                    (29,298)         18,088

Cash and cash equivalents, beginning of period                       45,641           1,332
-------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                           $ 16,343        $ 19,420
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Cash paid for taxes                                           $     28        $   --
     Cash received for interest                                    $    172        $    820

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1.   BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

     The financial statements are stated in U.S. dollars. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. Unless otherwise noted, the interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements as of and for the year ended February 28, 2002.

     The information furnished as at May 31, 2002 and for the three month periods ended May 31, 2002 and May 31, 2001 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.



2.   SIGNIFICANT ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in ImagicTV's audited annual consolidated financial statements for the year ended February 28, 2002, except for the following:

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Effective March 1, 2002, ImagicTV adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The requirements of the new standard are consistent with ImagicTV's accounting policies for these types of transactions as disclosed in ImagicTV's audited annual consolidated financial statements and therefore do not require any adjustment be made. The new section also requires ImagicTV to select an accounting methodology for the accounting for stock-based awards, other than a direct award of stock, granted to employees. ImagicTV's existing accounting policy, as disclosed in the audited annual consolidated financial statements, is the application of the intrinsic method for accounting for employee stock-based awards and is an acceptable methodology under the new handbook section and therefore requires no adjustment. Section 3870 also requires additional disclosures including pro forma earnings and pro forma earnings per share, which are provided in note 5.

                                  IMAGICTV INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED


3.   SEGMENTED INFORMATION

     ImagicTV operates in a single reportable operating segment, that is to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the licensing of software and providing of related services. As at May 31, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands of U.S. dollars):

     --------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED
                                                                       MAY 31, 2002              MAY 31, 2001
     --------------------------------------------------------------------------------------------------------

       Revenues by geographic location:
           Canada                                                             $ 547                $   652
           Europe                                                               162                    193
           United States                                                         15                    762
           Asia                                                                   -                     43

     --------------------------------------------------------------------------------------------------------
       Total                                                                  $ 724                $ 1,650
     --------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------


4.   RELATED PARTY TRANSACTIONS

     ImagicTV transacts with certain shareholders or their affiliates who own in excess of 10% of the outstanding shares of ImagicTV. These transactions were in the normal course of operations and were recorded at the exchange amount. The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

     ------------------------------------------------------------------------------------------------------
                                                                                THREE MONTHS ENDED
                                                                        MAY 31, 2002           MAY 31, 2001
     ------------------------------------------------------------------------------------------------------
       Revenues:
           Services                                                          $   83                 $   15
           Operating expenses:                                                  131                    321

     ------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------

                                                                                     AS AT
                                                                        MAY 31, 2002      FEBRUARY 28, 2002
     ------------------------------------------------------------------------------------------------------

       Related party balances:
           Accounts receivable, trade                                        $    -                  $ 143
           Accounts payable and accrued liabilities                             256                    290
           Deferred revenues                                                    125                    219


                                  IMAGICTV INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

5.   STOCK OPTIONS

     A summary of the status of ImagicTV's options as of May 31, 2002 is as follows:

        ----------------------------------------------------------------------------------------------------------
                                                                    WEIGHTED AVERAGE
               RANGE OF                                           REMAINING CONTRACTUAL          NUMBER OF OPTIONS
            EXERCISE PRICES             NUMBER OF OPTIONS             LIFE (YEARS)                  EXERCISABLE
        ----------------------------------------------------------------------------------------------------------

             $ 0.56 - $ 0.65                  547,348                     3.14                         466,789

             $ 0.76 - $ 0.99                1,102,119                     3.04                         444,513

             $ 1.12 - $ 2.93                1,137,323                     5.09                         483,408

             $ 7.36 - $ 11.17                 201,988                     5.43                          50,507
        ----------------------------------------------------------------------------------------------------------

                                            2,988,778                     4.84                      1,445,217
        ----------------------------------------------------------------------------------------------------------
        ----------------------------------------------------------------------------------------------------------

     In addition to the disclosures relating to ImagicTV's outstanding stock options presented in note 5 (c) of the audited annual consolidated financial statements, the new Canadian standard as described in note 2 requires the disclosure of pro forma net earnings and earnings per share information as if ImagicTV had accounted for employee stock options under the fair value method. ImagicTV has elected to disclose pro forma net loss and pro forma net loss per share as if ImagicTV had accounted for its stock options issued from inception under the fair value method. A summary of the pro forma disclosure and the impact on the consolidated statement of operations is presented in the table below.

     -------------------------------------------------------------------------------------------------------
                                                                                          THREE MONTHS ENDED
                                                                                              MAY 31, 2002
     -------------------------------------------------------------------------------------------------------
     Net loss                                                                                   $ (3,298)
     Compensation expense related to the fair
          value of stock options                                                                     (65)
     -------------------------------------------------------------------------------------------------------
     Pro forma net loss                                                                         $ (3,363)
     -------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------

     Pro forma net loss per share                                                               $  (0.14)
     -------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------

     The fair value of each option granted in the period ended May 31, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130%, risk-free rate of return of 2.5%, and expected terms equal to the option vesting period.

     ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the three months ended May 31, 2002 was $0.73.

                                 APPENDIX G-3

                    INTERIM FINANCIAL STATEMENTS OF IMAGICTV
                    FOR SECOND QUARTER ENDED AUGUST 31, 2002


LETTER TO SHAREHOLDERS

ALL AMOUNTS EXPRESSED ARE IN U.S. DOLLARS.

TO OUR VALUED SHAREHOLDERS:

We are encouraged by the amount of customer activity we are currently experiencing. We recently signed two new trial customers in Europe and another customer, SaskTel, has launched its service commercially. We congratulate them on the commercial launch of their MAX-branded interactive digital television service using our DTV Manager software platform. SaskTel's launch demonstrates both the strength of ImagicTV's products and the demand for broadband interactive media services. Our increased customer activity, along with other developments in the industry, demonstrates positive momentum for the market.

Revenues for the second quarter were $254,000 compared to $803,000 in the second quarter of last year. Approximately 23% of our total revenue this quarter is attributable to SaskTel. Our net loss for the second quarter was approximately $4.0 million, or $0.16 per basic share, compared to a net loss of $5.1 million, or $0.21 per basic share, in the second quarter of last year.

Our second quarter operating expenses were $3.9 million compared to $5.7 million, a decrease of $1.8 million from the comparable period in fiscal 2002 and consistent with our operating expenses for the first quarter of fiscal 2003. At the end of the quarter ended August 31, 2002, we had $39.9 million in cash and short-term investments, compared to $43.2 million at the end of the first quarter of fiscal 2003. We are continuing to manage prudently our cash resources as we focus our efforts on winning new customers, containing our costs and maximizing shareholder value. Given our current cash operating expense rate of approximately $4.0 million per quarter, which excludes the impact of any revenues, we have approximately nine quarters of cash reserves.

We are concentrating our resources on supporting selected partners with whom we feel we can drive market development and commercial deployments evolving our sales model toward a consortium approach, as customers look to purchase end-to-end solutions. Our two new trial customers in Europe were engaged with Alcatel, one of these select strategic partners. We expect revenues for these two new trials will commence during our third fiscal quarter. Our partner channels are continuing to generate customer activity and we believe we are close to engaging additional customers. In total, we have seven customers, two of which are commercially deployed.

More positive industry developments occurred when Telus, Canada's second largest telephone company, announced on September 17, 2000 that it would begin offering digital television service to compete with cable television providers. Additionally, according to the DSL Forum in an August 27, 2002 release, broadband DSL is now in use by 25.6 million households and small businesses around the world and DSL deployments grew by 36 percent in the 6 months prior to the report.

We are pleased with our recent customer activity and the recent developments in the industry. SaskTel's commercial launch, our two new customer trials and our increased level of customer discussions are positive developments for our Company. Our partner strategy is yielding excellent results, especially our relationship with Alcatel. The growth in DSL deployments during the last six months and the recent announcement by Telus are positive indicators for the growth in the global broadband market.

We thank you for continued support of ImagicTV.

/s/ Gerald L. Pond
Gerald L. Pond
Chief Executive Officer
October 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report for the year ended February 28, 2002 and the unaudited consolidated financial statements as of August 31, 2002 and for three and six months ended August 31, 2002 and August 31, 2001 and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW
We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. We were incorporated in December 1997 and began operations in January 1998. We delivered our initial DTV Manager software product to our first customer in December 1998.

CURRENT DEVELOPMENTS

NASDAQ
We were informed on March 6, 2002 that our shares were not in compliance with the $1 minimum closing bid price continued listing requirement on The Nasdaq National Market and were given a 90-day grace period to correct the situation. Since that time, we successfully applied for a transition to The Nasdaq SmallCap Market and began trading on that exchange on June 7, 2002, which gave us an additional 90-day grace period lasting through September 3, 2002.

On September 4, 2002 The Nasdaq Stock Market notified us that we meet the Nasdaq SmallCap Market initial listing requirement for a minimum shareholders' equity of $5 million. Under existing Nasdaq rules this allows our grace period to be extended to March 3, 2003. During this time our share price must close at or above $1 for 10 or more consecutive trading days or our listing status will be subject to review. There are no additional grace periods permitted to ImagicTV under current Nasdaq continued listing qualifications.

Our shares continue to be in compliance with the Toronto Stock Exchange listing criteria.

SASKATCHEWAN TELECOMMUNICATIONS
On September 12, 2002, Saskatchewan Telecommunications ("SaskTel") announced a commercial deployment of its new Max Interactive Service, which uses our DTV Manager solution. SaskTel's Max Interactive Service is available to approximately 80,000 households, allowing these households the opportunity to subscribe to voice, video and data over DSL. As a result of SaskTel's commercial deployment, we will recognize monthly royalty revenues based on the incremental number of active subscribers at the end of each month. SaskTel joins Kingston Vision as our second current commercially deployed customer.

CRITICAL ACCOUNTING POLICIES
We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provided accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our audited annual consolidated financial statements as of and for the year ended February 28, 2002, which we encourage you to read.

SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

Typically, our customers go through several phases prior to proceeding with a commercial deployment of services based on our DTV Manager software. The first phase is the lab trial where we normally generate minimal service revenues, and do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal testing and evaluation purposes. We provide technical assistance and consulting services for these evaluations as necessary.

The second phase generally involves a market trial, during which the customer's service is provided to a limited number of their "subscribers" who agree to test the service. During the market trial our customers assess the marketability of their service offering based on feedback solicited from their trial customers. We expect to primarily generate professional services revenues during market trials as customers typically engage us in technical and other consulting services during this phase.

Professional services revenue, generated during the first and second phases of deployment - the trial phases, is recognized as services are performed. Non-refundable up-front payments received for the use of our software during the trial phases are generally recognized ratably over the contracted trial period.

The final phase is the commercial deployment of digital television and other interactive media services. Commercial license agreements are generally entered into at the start of this phase and typically include license fees, subscriber royalty fees and annual maintenance fees.

Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook. Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

     -    we have signed a license agreement with the customer;

     -    we have delivered the software product to the customer;

     - the amount of the fees to be paid by the customer is fixed or determinable; and

     -    we believe that collection of these fees is probable.

Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically professional services and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. The entire license fee is recognized as revenue when a license agreement with a customer has been executed, software delivered and accepted, the license fee is fixed and determinable, and collection of the related receivables is deemed probable by management. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable on the balance sheet.

In addition to up-front license fees, our commercial license agreements include provisions for us to receive royalties. Generally, our customers pay these royalty fees either in the form of a non-refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a combination thereof. Alternatively, a customer may pay an ongoing monthly royalty fee based upon the number of active subscribers at the end of each month. Non-refundable one-time royalty payments for a pre-set number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized monthly based on the net increase in the number of subscribers at the end of each month. Monthly ongoing royalty fees are recognized monthly based on the total number of active subscribers at the end of each month.

Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services, which are not essential to the functionality of the software, are recognized upon performance of the related services.

We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labour costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

RESULTS OF OPERATIONS
Three and six months ended August 31, 2002 (second quarter, fiscal 2003) compared to the three and six months ended August 31, 2001 (second quarter, fiscal 2002).

REVENUES
Our total revenues decreased to $254,000 for the three months ended August 31, 2002 from $803,000 for the three months ended August 31, 2001 and decreased to $978,000 for the six months ended August 31, 2002 from $2.5 million for the six months ended August 31, 2001.

LICENSE FEES. Due to the effects of the prolonged economic downturn and its particular impact on the telecommunications sector (see "Quantitative and Qualitative Disclosures About Market Risks - Industry Risks"), we have not been able to sign any new license agreements in the six months ended August 31, 2002, and, therefore, we did not receive any up-front license fees during this period. In the six months ended August 31, 2001, we recorded license revenue of $522,000 related primarily to the commercial license payment from SaskTel.

ROYALTY FEES. Our royalty fee revenues decreased to $31,000 for the three months ended August 31, 2002 from $37,000 for the three months ended August 31, 2001 and increased to $522,000 for the six months ended August 31, 2002 from $118,000 for the six months ended August 31, 2001. The increase for the six months ended August 31, 2002 was the result of non-refundable one-time royalty fees paid in the first quarter by SaskTel in anticipation of their commercial launch. The remainder of our royalty revenues is from Kingston Vision, who is our one commercially deployed customer at August 31, 2002. Kingston had approximately 8,100 subscribers at August 31, 2002.

SERVICES. Our services revenues decreased to $223,000 for the three months ended August 31, 2002 from $766,000 for the three months ended August 31, 2001 and decreased to $456,000 for the six months ended August 31, 2002 from $1.8 million for the six months ended August 31, 2001. The decrease is primarily due to a decrease in the activities for our customers as they remain in market trials pending a decision to move forward with a commercial deployment. Also included in our services revenues are maintenance fees from our commercially licensed customers. Our maintenance fees decreased to $101,000 for the three months ended August 31, 2002 from $246,000 for the three months ended August 31, 2001 and decreased to $236,000 for the six months ended August 31, 2002 from $490,000 for the six months ended August 31, 2001. The decrease is primarily due to two customers no longer receiving maintenance services from us, one of which is Aliant Inc.

COST OF REVENUES
Cost of revenues decreased to $411,000 for the three months ended August 31, 2002 from $801,000 for the three months ended August 31, 2001 and decreased to $840,000 for the six months ended August 31, 2002 from $1.6 million for the six months ended August 31, 2001. The decrease reflects a decrease in customer service and professional services staff to 18 at August 31, 2002 from 34 at August 31, 2001 and the reduced professional services and customer service staff expense allocated to cost of revenues as they devoted their efforts to sales and marketing activities due to the decreased levels of commercial deployment activities by our customers.

OPERATING EXPENSES
We undertook a restructuring in November 2001, which resulted in a significant reduction in staff. The full benefit of the cost reductions associated with the decreased staff size is fully realized in the three and six months ended August 31, 2002 compared to the three and six months ended August 31, 2001 as indicated in the following information.

SALES AND MARKETING. Sales and marketing expenses decreased to $1.7 million for the three months ended August 31, 2002 from $2.5 million for the three months ended August 31, 2001 and decreased to $3.2 million for the six months ended August 31, 2002 from $5.5 million for the six months ended August 31, 2001. The decrease reflects a decrease in staff to 10 in sales and 20 in marketing at August 31, 2002 from 18 in sales and 38 in marketing at August 31, 2001 and a decrease in marketing events as we focus on fewer, but more specific, activities that we believe have a higher likelihood to turn into revenue generating opportunities. During the three months ended August 31, 2002, these specific activities included attendance at Supercomm 2002 in June in Atlanta, Georgia, and increased focus on partner channel activities.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased to $1.4 million for the three months ended August 31, 2002 from $1.9 million for the three months ended August 31, 2001 and decreased to $2.9 million for the six months ended August 31, 2002 from $4.1 million for the six months ended August 31, 2001. The decrease reflects a decrease in staff to 63 at August 31, 2002 from 99 at August 31, 2001 and the streamlining of our products and processes that was implemented during our fourth quarter of fiscal 2002.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $774,000 for the three months ended August 31, 2002 from $1.3 million for the three months ended August 31, 2001 and decreased to $1.7 million for the six months ended August 31, 2002 from $2.9 million for the six months ended August 31, 2001. The decrease reflects a decrease in staff in our finance, human resources and corporate operations departments to 16 at August 31, 2002 from 21 at August 31, 2001. Other savings resulted from a reduction in legal fees related to customer activity, centralizing our financial operations by replacing a key executive position located in the United States with one located in New Brunswick, and a reduction in our stock-based compensation expense related to the retirement of a large amount of our deferred stock-based compensation due to the resignation of an executive during our fourth quarter of fiscal 2002.

We remain committed to manage prudently our cash resources.

NON-CASH OPERATING EXPENSES
The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

DEPRECIATION. Depreciation increased to $479,000 for the three months ended August 31, 2002 from $457,000 for the three months ended August 31, 2001 and increased to $980,000 for the six months ended August 31, 2002 from $893,000 for the six months ended August 31, 2001. The increase is due to capital investments made during fiscal 2002 in computer and other equipment and leasehold improvements upon which the depreciation is now being recognized.

STOCK-BASED COMPENSATION. Stock-based compensation expense decreased to $10,000 for the three months ended August 31, 2002 from $101,000 for the three months ended August 31, 2001 and decreased to $52,000 for the six months ended August 31, 2002 from $293,000 for the six months ended August 31, 2001. The reduction is due primarily to the reduced amount of deferred stock-based compensation after the majority of the deferred expense was retired following the resignation of an executive during the fourth quarter of fiscal 2002. The deferred stock-based compensation represents the difference between the exercise price of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is amortized on a straight-line basis over the vesting periods of the options.

OTHER INCOME
Interest income decreased to $154,000 for the three months ended August 31, 2002 from $490,000 for the three months ended August 31, 2001 and decreased to $333,000 for the six months ended August 31, 2002 from $1.2 million for the six months ended August 31, 2001. The decrease is the result of both lower average interest rates and a lower average balance of excess cash available for investment.

NET LOSS
Our net loss decreased to $4.0 million for the three months ended August 31, 2002 from a loss of $5.1 million for the three months ended August 31, 2001 and decreased to $7.3 million for the six months ended August 31, 2002 from $10.6 million for the six months ended August 31, 2001. Our net loss per share decreased to $0.16 per share for the three months ended August 31, 2002 from a loss of $0.21 per share for the three months ended August 31, 2001 and decreased to $0.30 per share for the six months ended August 31, 2002 from $0.43 per share for the six months ended August 31, 2001. The decrease is primarily attributable to the reduction in our total operating expenses to $3.9 million for the three months ended August 31, 2002 from $5.7 million for the three month ended August 31, 2001 and $7.7 million for the six months ended August 31, 2002 from $12.5 million for the six months ended August 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES
At August 31, 2002 we had available funds of $39.9 million compared to $51.9 million at August 31, 2001.

Our cash used in operating activities for the three months ended August 31, 2002 was $3.3 million, compared to $4.4 million for the three months ended August 31, 2001 and was $5.7 million for the six months ended August 31, 2002 compared to $8.1 million for the six months ended August 31, 2001. The cash used during the three and six months ended August 31, 2002 was primarily to fund our research and development and sales and marketing efforts. The decrease reflects the streamlining of our products and processes in our research and development group and our product planning group as well as our refocused efforts in sales and marketing.

Our cash used in investing activities, before the purchase or sale of temporary investments, was $29,000 for the three months ended August 31, 2002 compared to $56,000 for the three months ended August 31, 2001 and was $441,000 for the six months ended August 31, 2002 compared to $703,000 for the six months ended August 31, 2001. Cash used in investing activities during the six months ended August 31, 2002 primarily reflects purchases in the first quarter of software used in our architecture and development activities.

Our cash from financing activities was nil for the three months ended August 31, 2002 and August 31, 2001. It was $5,000 for the six months ended August 31, 2002 from the exercise of options compared to the use of $70,000 for the six months ended August 31, 2001 for expenses related to our initial public offering in November 2000.

In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of services based on our software products. To provide the most conservative estimate, which assumes revenue is at nil or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from August 31, 2002. If our expenses vary greatly from those that are currently expected, we may need to raise additional capital to fund our operations prior to the end of this 24-month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24-month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INDUSTRY RISK
The telecommunications industry continues to experience significant economic pressure on revenues, earnings and return on investment. In response, telecom companies have made significant reductions in capital spending and are expected to continue this in the short term in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their decision to move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

Because the pressure on revenues for telecom companies is so great, we expect that they will continue market trials until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending to areas other than video deployment.

IMPACT OF INTEREST RATE EXPOSURE
As of August 31, 2002 we had approximately $39.9 million in available funds. A significant portion of the cash earns interest at variable rates. Our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined over the previous year and a half and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE
We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS:
This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievements and are subject to risks, uncertainties and assumptions, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission (SEC) and Canadian Securities Administrators, including our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2002. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

                                  IMAGICTV INC.
                           CONSOLIDATED BALANCE SHEETS
             [IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES]

                                                        AUGUST 31,   FEBRUARY 28,
                                                          2002          2002
---------------------------------------------------------------------------------
                                                       [unaudited]
ASSETS

Current assets:
     Cash and cash equivalents                          $ 15,745      $ 45,641
     Short-term investments                               24,150           359
     Accounts receivable, trade, net of allowance of nil      92           448
      [February 28, 2002 - nil]
     Prepaid expenses, deposits and other receivables        873           904
---------------------------------------------------------------------------------
Total current assets                                      40,860        47,352

Capital assets                                             1,594         2,133
---------------------------------------------------------------------------------

Total assets                                            $ 42,454      $ 49,485
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                   $    496      $    667
     Accrued liabilities                                   1,294         1,083
     Deferred revenue                                        558           437
     Current portion of long-term debt                         9             9
---------------------------------------------------------------------------------

Total current liabilities                                  2,357         2,196

Long-term debt                                             1,540         1,496
Shareholders' equity:
     Authorized:
          Unlimited common shares, no par value
          Unlimited preferred shares, no par value
     Issued and outstanding:
          24,678,063 Common Shares
           [February 28, 2002 - 24,669,336]               85,620        85,698
          Nil preferred                                     --            --
     Deferred stock-based compensation                      (258)         (393)
     Accumulated deficit                                 (46,279)      (38,986)
     Cumulative currency translation adjustments            (526)         (526)
---------------------------------------------------------------------------------

Total shareholders' equity                                38,557        45,793
---------------------------------------------------------------------------------

Total liabilities and shareholders' equity              $ 42,454      $ 49,485
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            [IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS]


                                                  THREE MONTHS ENDED               SIX MONTHS ENDED
                                               AUGUST 31,       AUGUST 31,     AUGUST 31,      AUGUST 31,
                                                 2002             2001           2002            2001
---------------------------------------------------------------------------------------------------------
Revenues:
     License fees                               $   --          $   --          $   --          $    522
     Royalty fees                                     31              37             522             118
     Services                                        223             766             456           1,813
---------------------------------------------------------------------------------------------------------
Total revenues                                       254             803             978           2,453

Cost of revenues:
     Services                                        411             801             840           1,612
---------------------------------------------------------------------------------------------------------
Total cost of revenues                               411             801             840           1,612

Gross profit (loss)                                 (157)              2             138             841

Operating expenses:
     Sales and marketing                           1,712           2,499           3,170           5,524
     Research and development                      1,392           1,853           2,850           4,104
     General and administrative                      774           1,318           1,720           2,863
---------------------------------------------------------------------------------------------------------
Total operating expenses                           3,878           5,670           7,740          12,491

Loss from operations                              (4,035)         (5,668)         (7,602)        (11,650)

Interest income, net                                 154             490             333           1,157
Foreign exchange gain (loss), net                    (27)             54             117              70
---------------------------------------------------------------------------------------------------------

Loss before provision for income taxes            (3,908)         (5,124)         (7,152)        (10,423)

Provision for income taxes                           (87)             (9)           (141)           (148)
---------------------------------------------------------------------------------------------------------

Net loss for the period                         $ (3,995)       $ (5,133)       $ (7,293)       $(10,571)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Basic and diluted net loss per share            $  (0.16)       $  (0.21)       $  (0.30)       $  (0.43)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Weighted average number of shares used in
  computing basic and diluted net loss per
  share (000s)                                    24,678          24,599          24,675          24,597


 SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
                         [IN THOUSANDS OF U.S. DOLLARS]

                                                              DEFERRED STOCK-              CUMULATIVE
                                                            BASED COMPENSATION              CURRENCY         TOTAL
                                          COMMON SHARES            ON         ACCUMULATED  TRANSLATION    SHAREHOLDERS'
                                        NUMBER      AMOUNT    STOCK OPTIONS     DEFICIT     ADJUSTMENT       EQUITY
----------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001             24,593     $ 87,678      $ (2,670)     $(20,282)     $   (526)     $ 64,200

  Net loss                                --           --            --         (10,571)         --         (10,571)

  Amortization of deferred
   stock-based compensation               --           --             293          --            --             293

  Deferred stock-based compensation       --           (483)          483          --            --            --

  Issuance of shares for cash                5          (70)         --            --            --             (70)
----------------------------------------------------------------------------------------------------------------------

Balances, August 31, 2001               24,598     $ 87,125      $ (1,894)     $(30,853)     $   (526)     $ 53,852
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Balances, February 28, 2002             24,669     $ 85,698      $   (393)     $(38,986)     $   (526)     $ 45,793

  Net loss                                --           --            --          (7,293)         --          (7,293)

  Amortization of deferred
   stock-based compensation               --           --              52          --            --              52

  Deferred stock-based compensation       --            (83)           83          --            --            --

  Issuance of shares for cash                9            5          --            --            --               5
----------------------------------------------------------------------------------------------------------------------

Balances, August 31, 2002               24,678     $ 85,620      $   (258)     $(46,279)     $   (526)     $ 38,557
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                         [IN THOUSANDS OF U.S. DOLLARS]

                                                            THREE MONTHS ENDED          SIX MONTHS ENDED
                                                         AUGUST 31,     AUGUST 31,   AUGUST 31,  AUGUST 31,
                                                           2002           2001         2002         2001
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                              $ (3,995)     $ (5,133)     $ (7,293)     $(10,571)
  Items not involving cash:
    Depreciation and amortization                            479           457           980           893
    Stock-based compensation                                  10           101            52           293
  Change in operating assets and liabilities:
    Accounts receivable, trade                               183           (47)          356         3,386
    Instalment receivables                                  --             587          --             705
    Inventory                                               --              52          --              63
    Prepaid expenses, deposits, and other receivables         78           202            31           356
    Accounts payable                                        (204)         (145)         (171)         (782)
    Accrued liabilities                                       20          (278)          211        (2,040)
    Deferred revenue                                         133          (150)          121          (388)
------------------------------------------------------------------------------------------------------------

  Cash used in operating activities                       (3,296)       (4,354)       (5,713)       (8,085)

Cash flows from investing activities:
  Purchases of capital assets                                (29)          (56)         (441)         (703)
  Sale (purchase) of short-term investments, net           2,752       (14,907)      (23,791)        7,644
------------------------------------------------------------------------------------------------------------

  Cash from (used in) investing activities                 2,723       (14,963)      (24,232)        6,941

Cash flows from financing activities:
  Issuance of common shares, net of share issue costs       --            --               5           (70)
------------------------------------------------------------------------------------------------------------

  Cash from (used in) financing activities                  --            --               5           (70)

Effect of foreign currency exchange adjustments              (25)           (2)           44           (17)
------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                       (598)      (19,319)      (29,896)       (1,231)

Cash and cash equivalents, beginning of period            16,343        19,420        45,641         1,332
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                $ 15,745      $    101      $ 15,745      $    101
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
  Cash paid for taxes                                   $     20      $     25      $     48      $     77
  Cash received for interest                            $    162      $    524      $    291      $  1,352

 SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

     The financial statements are stated in U.S. dollars. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. Unless otherwise noted, the interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements as of and for the year ended February 28, 2002.

     The information furnished as at August 31, 2002 and for the three and six month periods ended August 31, 2002 and August 31, 2001 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in ImagicTV's audited annual consolidated financial statements for the year ended February 28, 2002, except for the following:

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
     Effective March 1, 2002, ImagicTV adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The requirements of the new standard are consistent with ImagicTV's accounting policies for these types of transactions as disclosed in ImagicTV's audited annual consolidated financial statements and therefore do not require any adjustment be made. The new section also requires ImagicTV to select an accounting methodology for the accounting for stock-based awards, other than a direct award of stock, granted to employees. ImagicTV's existing accounting policy, as disclosed in the audited annual consolidated financial statements, is the application of the intrinsic method for accounting for employee stock-based awards and is an acceptable methodology under the new handbook section and therefore requires no adjustment. Section 3870 also requires additional disclosures including pro forma earnings and pro forma earnings per share, which are provided in note 5.

3.   SEGMENTED INFORMATION

     ImagicTV operates in a single reportable operating segment that is to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at August 31, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands of U.S. dollars):

--------------------------------------------------------------------------------------------------------------
                                                         Three months ended                   Six months ended
                                                             August 31,                           August 31,
                                                        2002         2001                    2002         2001
--------------------------------------------------------------------------------------------------------------
       Revenues by geographic location:
           Canada                                     $   59        $ 158                   $ 606     $    810
           Europe                                        175          118                     337          311
           United States                                  20  467                              35        1,229
           Asia                                            -           60                       -          103

--------------------------------------------------------------------------------------------------------------
                                                       $ 254        $ 803                   $ 978      $ 2,453
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

4.   RELATED PARTY TRANSACTIONS

     ImagicTV transacts with certain shareholders or their affiliates who own in excess of 10% of the outstanding shares of ImagicTV. These transactions were in the normal course of operations and were recorded at the exchange amount. The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

--------------------------------------------------------------------------------------------------------------
                                                        Three months ended                   Six months ended
                                                            August 31,                           August 31,
                                                        2002         2001                    2002         2001
--------------------------------------------------------------------------------------------------------------
       Revenues:
           Services                                    $  89        $ 138                   $ 172        $ 153
       Operating expenses:                               127          298                     258          618

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

                                                           As at                                As at
                                                      August 31, 2002                     February 28, 2002
-----------------------------------------------------------------------------------------------------------
       Related party balances:
           Accounts receivable, trade                     $   60                                    $ 143
           Accounts payable and accrued liabilities          227                                      290
           Deferred revenues                                  96                                      219


5.   STOCK OPTIONS

     A summary of the status of ImagicTV's options as of August 31, 2002 is as follows:

     ------------------------------------------------------------------------------------------------------------
                                                                      WEIGHTED AVERAGE
                                                                   REMAINING CONTRACTUAL        NUMBER OF OPTIONS
               RANGE OF                  NUMBER OF OPTIONS              LIFE (YEARS)               EXERCISABLE
           EXERCISE PRICES
     ------------------------------------------------------------------------------------------------------------
           $ 0.50 - $ 0.64                     540,348                      2.86                     489,235

           $ 0.68 - $ 0.98                   1,326,866                      5.37                     506,754

           $ 1.10 - $ 2.89                   1,115,795                      4.83                     493,527

           $ 7.25 - $ 11.17                    201,988                      5.17                      60,982
     ------------------------------------------------------------------------------------------------------------

                                             3,184,997                      4.75                   1,550,498
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------

     In addition to the disclosures relating to ImagicTV's outstanding stock options presented in note 5 (c) of the audited annual consolidated financial statements, the new Canadian accounting standard as described in note 2 requires the disclosure of pro forma net earnings and earnings per share information as if ImagicTV had accounted for employee stock options under the fair value method. ImagicTV has elected to disclose pro forma net loss and pro forma net loss per share as if ImagicTV had accounted for its stock options issued from inception under the fair value method. A summary of the pro forma disclosure and the impact on the consolidated statement of operations is presented in the table below.

     --------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED           SIX MONTHS
                                                                    AUGUST 31, 2002                ENDED
                                                                                              AUGUST 31, 2002
     --------------------------------------------------------------------------------------------------------
     Net loss                                                           $ (3,995)               $ (7,293)
     Compensation expense related to the fair
          value of stock options                                             (54)                   (119)
     --------------------------------------------------------------------------------------------------------
     Pro forma net loss                                                 $ (4,049)               $ (7,412)
     --------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------
     Pro forma net loss per share                                       $  (0.16)               $  (0.30)
     --------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------

     The fair value of each option granted in the period ended August 31, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130%, risk-free rate of return of 2.5%, and expected terms equal to the option vesting period.

     ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the six months ended August 31, 2002 was $0.73.

                                APPENDIX G-4

                   INTERIM FINANCIAL STATEMENTS OF IMAGICTV
                  FOR THIRD QUARTER ENDED NOVEMBER 30, 2002


LETTER TO SHAREHOLDERS

ALL AMOUNTS EXPRESSED ARE IN U.S. DOLLARS.

TO OUR VALUED SHAREHOLDERS:

Generating new customers and moving these customers from trials to market deployment continues to be one of our highest priorities. We believe our products and services are the established leaders in the market and clearly allow service providers to maximize their revenue streams. Our recent success with both TELUS and TF1 validates this point. We are very pleased with these opportunities and we are working very closely with both customers to meet their specific business requirements and move them toward commercial deployment. Including TELUS and TF1, we have signed five new trial customers over the last two quarters.

Revenues for the third quarter were $334,000 compared to $337,000 in the third quarter of last year. As we expected, our revenues this quarter were primarily associated with royalty fees generated by SaskTel and Kingston's commercial deployments and service fees generated from our other customers' ongoing market trials. In total, we had approximately 9,900 subscribers deployed as of the end of November. Our net loss for the third quarter was approximately $4.6 million, or $0.19 per basic share, compared to a net loss of $5.9 million, or $0.24 per basic share, in the third quarter of last year.

From an operational standpoint, we are continuing to streamline our Company to manage our costs and position our Company for its long-term success. Our third quarter operating expenses were $4.6 million compared to $5.9 million from the comparable period in fiscal 2002. In November, we implemented a second restructuring initiative, which resulted in a 25% reduction in our global workforce and annualized savings of approximately $4.2 million. We continue to maintain a strong cash position. At November 30, we had approximately $36.5 million in cash and short-term investments, compared to $39.9 million at the end of second quarter of fiscal 2003 ended August 31, 2002.

TELUS, which is Canada's second largest phone company, has selected our leading Media Manager 5.0 platform along with our broadband entertainment applications in a market trial of digital television prior to a planned commercial launch. We believe a full-scale commercial deployment by a company such as TELUS would be a major event for ImagicTV and our industry. Our field trial with France's leading television broadcaster TF1 is also exciting as it represents a new vertical market for ImagicTV. TF1 will use our Media Manager software to deliver live TV channels and video services, in partnership with an Internet service provider. The recent release of Media Manager 5.0 extends our leadership position on our competitors and the response from potential customers has been very positive. The major new features of this release include numerous new end-user features, a new J2EE platform, web-based and client-based technologies, support for a Dynamic IP environment and an expanded developer toolset.

On October 23, a Special Committee of our Board retained CIBC World Markets to assist in the exploration of alternatives that will provide the greatest value to shareholders. We are aggressively pursuing every possible operational and strategic avenue that we believe will benefit the Company strategically, operationally and financially with the ultimate goal of maximizing shareholder value.

We thank you for continued support of ImagicTV.

/s/ Gerald L. Pond
Gerald L. Pond
Chief Executive Officer
January 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report for the year ended February 28, 2002 and the unaudited consolidated financial statements as of November 30, 2002 and for three and nine months ended November 30, 2002 and November 30, 2001 and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW
We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. We were incorporated in December 1997 and began operations in January 1998. We delivered our initial DTV Manager software product to our first customer in December 1998.

CURRENT DEVELOPMENTS

NEW BUSINESS
During the three months ended November 30, 2002, we began recognizing revenue from four new trial agreements, all of which are primarily based in Europe. Three of the four trials are through our partnership with Alcatel and the fourth agreement is signed directly with the customer. As these customers are in preliminary trial phases, the revenues from these agreements are being recorded as service revenue and recognized ratably over the trial periods.

On December 16, 2002, we announced that leading French TV broadcaster TF1 has chosen our Media Manager software to deliver broadband TV services during a six-month field trial in Paris. Revenues from this agreement will be recognized ratably over the period of the trial, commencing in the fourth quarter of fiscal 2003.

On December 17, 2002, we announced that we have entered into a trial license agreement with TELUS for development and testing of our Media Manager software, prior to a commercial launch of TELUS' digital TV service. Revenues from this agreement will be recognized ratably over the period of the trial, commencing in the fourth quarter of fiscal 2003.

STRATEGIC ALTERNATIVES
On October 23, 2002, we announced that a special committee of our Board of Directors is considering strategic alternatives for the Company and has engaged CIBC World Markets Inc. in an advisory role to assist in this review.

COST REDUCTION INITIATIVE
In November 2002, we continued with our cost reduction initiatives that we began in fiscal 2002. The initiative was implemented to preserve our cash position. The initiative included a reduction of our global workforce by approximately 25%, elimination of excess facilities, and other cost saving measures. As a result of these efforts we have recorded a one-time charge of approximately $1.6 million in the three months ended November 30, 2002. Our actions are expected to result in an annualized cost saving of approximately $4.2 million.

NASDAQ
We were informed on March 6, 2002 that our shares were not in compliance with the $1 minimum closing bid price continued listing requirement on The Nasdaq National Market and were given a 90-day grace period to regain compliance with this requirement. Since that time, we successfully applied for a transition to The Nasdaq SmallCap Market and began trading on that exchange on June 7, 2002, which gave us an additional 90-day grace period lasting through September 3, 2002.

On September 4, 2002 The Nasdaq Stock Market notified us that we meet the Nasdaq SmallCap Market initial listing requirement for a minimum shareholders' equity of $5 million. Under existing Nasdaq rules this allows our grace period to be extended to March 3, 2003. During this time our share price must close at or above $1 for 10 or more consecutive trading days or our listing status will be subject to review. There are no additional grace periods permitted to ImagicTV under current Nasdaq continued listing qualifications.

Our shares continue to be in compliance with the Toronto Stock Exchange listing criteria.

CRITICAL ACCOUNTING POLICIES
We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our audited annual consolidated financial statements as of and for the year ended February 28, 2002, which we encourage you to read.

SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

Typically, our customers go through several phases prior to proceeding with a commercial deployment of services based on our DTV Manager software. The first phase is the lab trial where we normally generate minimal service revenues, and do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal testing and evaluation purposes. We provide technical assistance and consulting services for these evaluations as necessary.

The second phase generally involves a market trial, during which the customer's service is provided to a limited number of their "subscribers" who agree to test the service. During the market trial our customers assess the marketability of their service offering based on feedback solicited from their trial customers. We expect to primarily generate professional services revenues during market trials as customers typically engage us in technical and other consulting services during this phase.

Professional services revenue, generated during the first and second phases of deployment - the trial phases, is recognized as services are performed. Non-refundable up-front payments received for the use of our software during the trial phases generally are recognized ratably over the contracted trial period.

The final phase is the commercial deployment of digital television and other interactive media services. Commercial license agreements generally are entered into at the start of this phase and typically include license fees, subscriber royalty fees and annual maintenance fees.

Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues typically are equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook. Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

     -    we have signed a license agreement with the customer;

     -    we have delivered the software product to the customer;

     - the amount of the fees to be paid by the customer is fixed or determinable; and

     -    we believe that collection of these fees is probable.

Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically professional services and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

We often negotiate license agreements that allow for the payment of the up-front license fee to be made in future instalments over a period of less than a year. The entire up-front license fee is recognized as revenue when a license agreement with a customer has been executed, software delivered and accepted, the license fee is fixed and determinable, and collection of the related receivables is deemed probable by management. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable on the balance sheet.

In addition to up-front license fees, our commercial license agreements include provisions for us to receive royalties. Generally, our customers pay these royalty fees either in the form of a non-refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a combination thereof. Alternatively, a customer may pay a monthly ongoing royalty fee based upon the number of active subscribers at the end of each month. Non-refundable one-time royalty payments for a pre-set number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized monthly based on the net increase in the number of subscribers at the end of each month. Monthly ongoing royalty fees are recognized monthly based on the total number of active subscribers at the end of each month.

Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services, which are not essential to the functionality of the software, are recognized upon performance of the related services.

RESULTS OF OPERATIONS
Three and nine months ended November 30, 2002 (third quarter, fiscal 2003) compared to the three and nine months ended November 30, 2001 (third quarter, fiscal 2002).

REVENUES
Our total revenues decreased to $334,000 for the three months ended November 30, 2002 from $337,000 for the three months ended November 30, 2001 and decreased to $1.3 million for the nine months ended November 30, 2002 from $2.8 million for the nine months ended November 30, 2001.

LICENSE FEES. Due to the effects of the prolonged economic downturn and its particular impact on the telecommunications sector (see "Quantitative and Qualitative Disclosures About Market Risks - Industry Risks"), we have not been able to sign any new license agreements in the three months or nine months ended November 30, 2002, and, therefore, we did not record any license revenues during these periods. We also did not sign any new license agreements during the three months ended November 30, 2001 and therefore did not record any license revenues during this period as well. In the nine months ended November 30, 2001, we recorded license revenues of $522,000 related primarily to the up-front license fees paid in the first quarter by Saskatchewan Telecommunications (SaskTel).

ROYALTY FEES. Our royalty fee revenues increased to $103,000 for the three months ended November 30, 2002 from $39,000 for the three months ended November 30, 2001 and increased to $625,000 for the nine months ended November 30, 2002 from $157,000 for the nine months ended November 30, 2001. The increase for the three month and nine month periods ended November 30, 2002 is primarily related to the non-refundable one-time royalty fees paid in the first quarter by SaskTel for a pre-set number of subscribers in anticipation of their commercial launch and the related one-time per subscriber activation fees triggered by SaskTel's commercial deployment in the third quarter. SaskTel had approximately 2,500 subscribers at November 30, 2002. The remainder of our royalty revenues is from Kingston Vision who pays royalty fees on a monthly ongoing basis. Kingston had approximately 7,400 subscribers at November 30, 2002.

SERVICES. Our services revenues decreased to $231,000 for the three months ended November 30, 2002 from $298,000 for the three months ended November 30, 2001 and decreased to $687,000 for the nine months ended November 30, 2002 from $2.1 million for the nine months ended November 30, 2001. The decrease is primarily due to a decrease in the activities for our customers as they remain in market trials pending a decision to move forward with a commercial deployment. Also included in our services revenues are maintenance fees from our commercially licensed customers. Our maintenance fees decreased to $101,000 for the three months ended November 30, 2002 from $176,000 for the three months ended November 30, 2001 and decreased to $336,000 for the nine months ended November 30, 2002 from $655,000 for the nine months ended November 30, 2001. The decrease is primarily due to two customers no longer receiving maintenance services from us, one of which is Aliant Inc.

COST OF REVENUES
Cost of revenues decreased to $474,000 for the three months ended November 30, 2002 from $557,000 for the three months ended November 30, 2001 and decreased to $1.3 million for the nine months ended November 30, 2002 from $2.2 million for the nine months ended November 30, 2001. The decrease reflects a decrease in customer service and professional services staff to 13 at November 30, 2002 from 20 at November 30, 2001 and the reduced professional services and customer service staff expense allocated to cost of revenues as they devoted their efforts to sales and marketing activities due to the decreased levels of commercial deployment activities by our customers.

OPERATING EXPENSES
We undertook a restructuring in November 2001, which resulted in a significant reduction in staff. The full benefit of the cost reductions associated with the decreased staff size is fully realized in the three and nine months ended November 30, 2002 compared to the three and nine months ended November 30, 2001 as indicated in the following information.

We undertook a second restructuring initiative in November 2002, which resulted in a further reduction in staff of approximately 25%. The cost savings of this initiative will be reflected in our next quarter.

SALES AND MARKETING. Sales and marketing expenses decreased to $1.1 million for the three months ended November 30, 2002 from $2.2 million for the three months ended November 30, 2001 and decreased to $4.2 million for the nine months ended November 30, 2002 from $7.7 million for the nine months ended November 30, 2001. The decrease reflects a decrease in staff to 10 in sales and 9 in marketing at November 30, 2002 from 13 in sales and 14 in marketing at November 30, 2001. It also reflects a decrease in marketing activities such as advertising, promotions and market research and a decrease in marketing events as we focus on fewer, but more specific, activities that we believe have a higher likelihood to turn into revenue generating opportunities, such as increased focus on partner channel activities. During the three months ended November 30, 2002, the specific marketing events included attendance at the International Broadcasting Convention in Europe.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased to $1.2 million for the three months ended November 30, 2002 from $1.6 million for the three months ended November 30, 2001 and decreased to $4.1 million for the nine months ended November 30, 2002 from $5.7 million for the nine months ended November 30, 2001. The decrease reflects a decrease in staff to 57 at November 30, 2002 from 68 at November 30, 2001 and the streamlining of our products and processes that was implemented during our fourth quarter of fiscal 2002.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased to $698,000 for the three months ended November 30, 2002 from $974,000 for the three months ended November 30, 2001 and decreased to $2.4 million for the nine months ended November 30, 2002 from $3.8 million for the nine months ended November 30, 2001. The decrease reflects a decrease in staff in our finance, human resources and corporate operations departments to 9 at November 30, 2002 from 18 at November 30, 2001. Other savings resulted from a reduction in legal fees related to customer activity, centralizing our financial operations in New Brunswick, and a decrease in our stock-based compensation expense related to the retirement of a large amount of our deferred stock-based compensation due to staff reductions. These cost savings are partially offset by the increased cost of Directors and Officers insurance premiums.

NON-CASH OPERATING EXPENSES
The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

DEPRECIATION. Depreciation decreased to $432,000 for the three months ended November 30, 2002 from $500,000 for the three months ended November 30, 2001 and was $1.4 million for both of the nine months ended November 30, 2002 and November 30, 2001. The decrease for the three months ended November 30, 2002 is due to a decrease in the net book value of our capital assets due to a significant amount of capital assets becoming fully depreciated and a reduction in our new capital asset expenditures.

STOCK-BASED COMPENSATION. Stock-based compensation expense decreased to $30,000 for the three months ended November 30, 2002 from $203,000 for the three months ended November 30, 2001 and decreased to $83,000 for the nine months ended November 30, 2002 from $496,000 for the nine months ended November 30, 2001. The reduction is due primarily to the reduced amount of deferred stock-based compensation after the majority of the deferred expense was retired following the resignation of an executive during the fourth quarter of fiscal 2002. The deferred stock-based compensation represents the difference between the exercise price of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is amortized on a straight-line basis over the vesting periods of the options.

OTHER INCOME
Interest income decreased to $143,000 for the three months ended November 30, 2002 from $326,000 for the three months ended November 30, 2001 and decreased to $475,000 for the nine months ended November 30, 2002 from $1.5 million for the nine months ended November 30, 2001. The decrease is the result of both lower average interest rates and a lower average balance of excess cash available for investment.

NET LOSS
Our net loss decreased to $4.6 million for the three months ended November 30, 2002 from a loss of $5.9 million for the three months ended November 30, 2001 and decreased to $11.9 million for the nine months ended November 30, 2002 from $16.5 million for the nine months ended November 30, 2001. Our net loss per share decreased to $0.19 per share for the three months ended November 30, 2002 from a loss of $0.24 per share for the three months ended November 30, 2001 and decreased to $0.48 per share for the nine months ended November 30, 2002 from $0.67 per share for the nine months ended November 30, 2001. Our net loss has decreased, despite a decrease in revenues, due to cost reductions realized from the restructuring initiatives undertaken.

LIQUIDITY AND CAPITAL RESOURCES
At November 30, 2002 we had available funds of $36.5 million compared to $48.4 million at November 30, 2001.

Our cash used in operating activities for the three months ended November 30, 2002 was $3.4 million, compared to $3.1 million for the three months ended November 30, 2001 and was $9.1 million for the nine months ended November 30, 2002 compared to $11.2 million for the nine months ended November 30, 2001. The cash used during the three and nine months ended November 30, 2002 was primarily to fund our research and development and sales and marketing efforts. The decrease for the nine months ended November 30, 2002, reflects the streamlining of our products and processes in our research and development group and our product planning group as well as our refocused efforts in sales and marketing.

Our cash used in investing activities, before the purchase or sale of temporary investments, was $36,000 for the three months ended November 30, 2002 compared to $414,000 for the three months ended November 30, 2001 and was $476,000 for the nine months ended November 30, 2002 compared to $1.1 million for the nine months ended November 30, 2001. Cash used in investing activities during the nine months ended November 30, 2002 primarily reflects purchases in the first quarter of software used in our architecture and development activities.

Our cash from financing activities, from the exercise of stock options, was $12,000 for the three months ended November 30, 2002 and nil for the three months ended November 30, 2001. Cash from financing activities was $17,000 for the nine months ended November 30, 2002 from the exercise of stock options compared to the use of $70,000 for the nine months ended November 30, 2001 for expenses related to our initial public offering in November 2000.

In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of services based on our software products. To provide the most conservative estimate, which assumes revenue is at nil or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from November 30, 2002. If our expenses vary greatly from those that currently are expected, we may need to raise additional capital to fund our operations prior to the end of this 24-month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24-month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INDUSTRY RISK
The telecommunications industry continues to experience significant economic pressure on revenues, earnings and return on investment. In response, telecom companies have made significant reductions in capital spending and are expected to continue this in the short term in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their decision to move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

Because the pressure on revenues for telecom companies is so great, we expect that they will continue market trials until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending to areas other than video deployment.

IMPACT OF INTEREST RATE EXPOSURE
As of November 30, 2002 we had approximately $36.5 million in available funds. A significant portion of the cash earns interest at variable rates. Our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined over the previous year and a half and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE
We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS:
This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievements and are subject to risks, uncertainties and assumptions, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission (SEC) and Canadian Securities Administrators, including our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2002. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

                                  IMAGICTV INC.
                          CONSOLIDATED BALANCE SHEETS
             [IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES]

                                                      NOVEMBER 30,    FEBRUARY 28,
                                                          2002           2002
----------------------------------------------------------------------------------
                                                      [unaudited]
ASSETS
Current assets:
     Cash and cash equivalents                            $ 22,336        $ 45,641
     Short-term investments                                 14,167             359
     Accounts receivable, trade, net of allowance of nil       106             448
          [February 28, 2002 - nil]
     Prepaid expenses, deposits and other receivables          615             904
----------------------------------------------------------------------------------
Total current assets                                        37,224          47,352
----------------------------------------------------------------------------------
Capital assets                                                 991           2,133
----------------------------------------------------------------------------------
Total assets                                              $ 38,215        $ 49,485
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                     $    139        $    667
     Accrued liabilities [note 6]                            2,088           1,083
     Deferred revenue                                          477             437
     Current portion of long-term debt                           9               9
----------------------------------------------------------------------------------
Total current liabilities                                    2,713           2,196
----------------------------------------------------------------------------------
Long-term debt                                               1,534           1,496
----------------------------------------------------------------------------------
Shareholders' equity:
     Authorized:
          Unlimited common shares, no par value
          Unlimited preferred shares, no par value
     Issued and outstanding:
          24,701,335 Common Shares
           [February 28, 2002 - 24,669,336]                 85,620          85,698
          Nil preferred                                       --              --
     Deferred stock-based compensation                       (215)           (393)
     Accumulated deficit                                  (50,911)        (38,986)
     Cumulative currency translation adjustments             (526)           (526)
----------------------------------------------------------------------------------
Total shareholders' equity                                  33,968          45,793
----------------------------------------------------------------------------------
Total liabilities and shareholders' equity                $ 38,215        $ 49,485
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            [IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS]

                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                              NOVEMBER 30,      NOVEMBER 30,  NOVEMBER 30,   NOVEMBER 30,
                                                  2002             2001           2002             2001
----------------------------------------------------------------------------------------------------------
Revenues:
     License fees                               $   --          $   --          $   --          $    522
     Royalty fees                                    103              39             625             157
     Services                                        231             298             687           2,111
----------------------------------------------------------------------------------------------------------
Total revenues                                       334             337           1,312           2,790

Cost of revenues:
     Services                                        474             557           1,313           2,169
----------------------------------------------------------------------------------------------------------
Total cost of revenues                               474             557           1,313           2,169

Gross profit (loss)                                 (140)           (220)             (1)            621

Operating expenses:
     Sales and marketing                           1,071           2,157           4,241           7,681
     Research and development                      1,221           1,622           4,071           5,726
     General and administrative                      698             974           2,417           3,838
     Restructuring expense [note 6]                1,594           1,162           1,594           1,162
----------------------------------------------------------------------------------------------------------
Total operating expenses                           4,584           5,915          12,323          18,407

Loss from operations                              (4,724)         (6,135)        (12,324)        (17,786)

Interest income, net                                 143             326             475           1,483
Foreign exchange gain (loss), net                    (10)            (52)            106              18
----------------------------------------------------------------------------------------------------------
Loss before provision for income taxes            (4,591)         (5,861)        (11,743)        (16,285)

Provision for income taxes                           (41)            (32)           (182)           (180)
----------------------------------------------------------------------------------------------------------
Net loss                                        $ (4,632)       $ (5,893)       $(11,925)       $(16,465)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share            $  (0.19)       $  (0.24)       $  (0.48)       $  (0.67)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Weighted average number of shares used in
 computing basic and diluted net loss per
 share (000s)                                     24,682          24,599          24,678          24,599

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
                         [IN THOUSANDS OF U.S. DOLLARS]

                                                             DEFERRED STOCK-              CUMULATIVE
                                                           BASED COMPENSATION              CURRENCY        TOTAL
                                           COMMON SHARES          ON         ACCUMULATED  TRANSLATION  SHAREHOLDERS'
                                        NUMBER      AMOUNT   STOCK OPTIONS      DEFICIT    ADJUSTMENT     EQUITY
-------------------------------------------------------------------------------------------------------------------
Balances, February 28, 2001             24,593     $ 87,678      $ (2,670)     $(20,282)     $   (526)     $ 64,200

  Net loss                                --           --            --         (16,465)         --         (16,465)

  Amortization of deferred
   stock-based compensation               --           --             496          --            --             496

  Deferred stock-based compensation       --           (506)          506          --            --            --

  Issuance of shares for cash                5          (70)         --            --            --             (70)
-------------------------------------------------------------------------------------------------------------------

Balances, November 30, 2001             24,598     $ 87,102      $ (1,668)     $(36,747)     $   (526)     $ 48,161
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Balances, February 28, 2002             24,669     $ 85,698      $   (393)     $(38,986)     $   (526)     $ 45,793

  Net loss                                --           --            --         (11,925)         --         (11,925)

  Amortization of deferred
   stock-based compensation               --           --              83          --            --              83

  Deferred stock-based compensation       --            (95)           95          --            --            --

  Issuance of shares for cash               32           17          --            --            --              17
-------------------------------------------------------------------------------------------------------------------

Balances, November 30, 2002             24,701     $ 85,620      $   (215)     $(50,911)     $   (526)     $ 33,968
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                         [IN THOUSANDS OF U.S. DOLLARS]


                                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                                       NOVEMBER 30,  NOVEMBER 30,  NOVEMBER 30,  NOVEMBER 30,
                                                           2002         2001          2002         2001
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss                                              $ (4,632)     $ (5,893)     $(11,925)     $(16,465)
  Items not involving cash:
    Depreciation and amortization                            432           500         1,411         1,394
    Stock-based compensation                                  30           203            83           496
    Write-down of capital assets                             207           211           207           211
  Change in operating assets and liabilities:
    Accounts receivable, trade                               (14)        1,088           342         4,474
    Instalment receivables                                  --            --            --             705
    Inventory                                               --              18          --              81
    Prepaid expenses, deposits, and other receivables        258           255           289           611
    Accounts payable                                        (357)          415          (528)         (367)
    Accrued liabilities                                      794           164         1,005        (1,876)
    Deferred revenue                                         (81)          (56)           40          (444)
------------------------------------------------------------------------------------------------------------

  Cash used in operating activities                       (3,363)       (3,095)       (9,076)      (11,180)

Cash flows from investing activities:
  Purchases of capital assets                                (36)         (414)         (476)       (1,117)
  Sale (purchase) of short-term investments, net           9,983        11,380       (13,808)       19,024
------------------------------------------------------------------------------------------------------------

  Cash from (used in) investing activities                 9,947        10,966       (14,284)       17,907

Cash flows from financing activities:
  Issuance of common shares, net of share issue costs         12          --              17           (70)
------------------------------------------------------------------------------------------------------------

  Cash from (used in) financing activities                    12          --              17           (70)

Effect of foreign currency exchange adjustments               (5)          (25)           38           (42)
------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                      6,591         7,846       (23,305)        6,615

Cash and cash equivalents, beginning of period            15,745           101        45,641         1,332
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                $ 22,336      $  7,947      $ 22,336      $  7,947
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
  Cash paid for taxes                                   $      8      $     13      $     56      $     90
  Cash received for interest                            $    145      $    419      $    436      $  1,771

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  IMAGICTV INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

     The financial statements are stated in U.S. dollars. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. Unless otherwise noted, the interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements as of and for the year ended February 28, 2002.

     The information furnished as at November 30, 2002 and for the three and nine month periods ended November 30, 2002 and November 30, 2001 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in ImagicTV's audited annual consolidated financial statements for the year ended February 28, 2002, except for the following:

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
     Effective March 1, 2002, ImagicTV adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The requirements of the new standard are consistent with ImagicTV's accounting policies for these types of transactions as disclosed in ImagicTV's audited annual consolidated financial statements and therefore no adjustment is required on adoption. The new section also requires ImagicTV to select an accounting methodology for the accounting for stock-based awards, other than a direct award of stock, granted to employees. ImagicTV's existing accounting policy, as disclosed in the audited annual consolidated financial statements, is the application of the intrinsic method for accounting for employee stock-based awards and is an acceptable methodology under the new handbook section and therefore requires no adjustment. Section 3870 also requires additional disclosures including pro forma earnings and pro forma earnings per share, which are provided in note 5.

                                  IMAGICTV INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.   SEGMENTED INFORMATION

     ImagicTV operates in a single reportable operating segment that is to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at November 30, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands of U.S. dollars):


--------------------------------------------------------------------------------------------------------------
                                                         Three months ended                  Nine months ended
                                                           November 30,                         November 30,
                                                        2002         2001                    2002         2001
--------------------------------------------------------------------------------------------------------------
       Revenues by geographic location:

           Canada                                      $ 144        $ 101                  $  749       $  911
           Europe                                        180          150                     518          461
           United States                                  10           26                      45        1,255
           Asia                                            -           60                       -          163

--------------------------------------------------------------------------------------------------------------
                                                       $ 334        $ 337                  $1,312       $2,790
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

4.   RELATED PARTY TRANSACTIONS

     ImagicTV transacts with certain shareholders or their affiliates who own in excess of 10% of the outstanding shares of ImagicTV. These transactions were in the normal course of operations and were recorded at the exchange amount. The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

--------------------------------------------------------------------------------------------------------------
                                                         Three months ended                  Nine months ended
                                                           November 30,                         November 30,
                                                        2002         2001                    2002         2001
--------------------------------------------------------------------------------------------------------------
       Revenues:
           License fees                                 $  -         $  -                    $  -         $100
           Services                                      112           98                     284          201
       Operating expenses:                               122          249                     380          867

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                As at                                 As at
                                                       November 30, 2002                     February 28, 2002
--------------------------------------------------------------------------------------------------------------
       Related party balances:
           Accounts receivable, trade                            $ 25                                     $143
           Accounts payable and accrued liabilities                23                                      290
           Deferred revenues                                      125                                      219


                                  IMAGICTV INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.   STOCK OPTIONS

     A summary of the status of ImagicTV's options as of November 30, 2002 is as follows:

     ------------------------------------------------------------------------------------------------------------
                                                                      WEIGHTED AVERAGE
                                                                         REMAINING
               RANGE OF                      NUMBER OF                CONTRACTUAL LIFE          NUMBER OF OPTIONS
           EXERCISE PRICES                    OPTIONS                     (YEARS)                 EXERCISABLE
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------
           $ 0.45 - $ 0.64                    511,076                       2.57                     476,160

           $ 0.68 - $ 0.97                   1,263,840                      5.14                     529,487

           $ 1.10 - $ 2.87                    976,726                       4.58                     536,834

           $ 7.22 - $ 11.17                   188,671                       4.93                      93,423
     ------------------------------------------------------------------------------------------------------------

                                             2,940,313                      4.75                   1,635,904
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------

     In addition to the disclosures relating to ImagicTV's outstanding stock options presented in note 5 (c) of the audited annual consolidated financial statements, the new Canadian accounting standard as described in note 2 requires the disclosure of pro forma net earnings and earnings per share information as if ImagicTV had accounted for employee stock options under the fair value method. ImagicTV has elected to disclose pro forma net loss and pro forma net loss per share as if ImagicTV had accounted for its stock options issued from inception under the fair value method. A summary of the pro forma disclosure and the impact on the consolidated statement of operations is presented in the table below.

     ---------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS             NINE MONTHS
                                                                          ENDED                    ENDED
                                                                     NOVEMBER 30, 2002       NOVEMBER 30, 2002
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------
     Net loss                                                           $ (4,632)              $ (11,925)
     Compensation expense related to the fair
          value of stock options                                             (36)                   (155)
     ---------------------------------------------------------------------------------------------------------
     Pro forma net loss                                                 $ (4,668)              $ (12,080)
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     Pro forma net loss per share                                       $  (0.19)              $   (0.49)
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     The fair value of each option granted in the period ended November 30, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130%, risk-free rate of return of 2.5%, and expected terms equal to the option vesting period.

     ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the nine months ended November 30, 2002 was $0.66.

                                  IMAGICTV INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.   RESTRUCTURING CHARGE

     On November 7, 2002 ImagicTV announced a cost reduction initiative to preserve its cash position. As a result a restructuring charge of approximately $1.6 million was recorded in the three months ended November 30, 2002 which included severance related costs for 31 employees, the write-down of excess capital assets to their net recoverable amounts and accrual of costs related to excess facilities.

     The following table summarizes the charges.

    -------------------------------------------------------------------------------------------------------------

                                                                                   CUMULATIVE DRAWDOWN
                                                                       ------------------------------------------
                                                          THREE                                       PROVISION
                                                       MONTHS ENDED                                   BALANCE AT
                                                       NOVEMBER 30,         CASH       NON-CASH      NOVEMBER 30,
                                                          2002            PAYMENTS     CHARGES           2002
    -------------------------------------------------------------------------------------------------------------
    Restructuring charge:
       Severance                                        $   935             $ 324       $    -          $   611
       Accrual of facilities costs                          452                 8            -              444
       Write-down of capital assets                         207                 -          207                -
    -------------------------------------------------------------------------------------------------------------
    Total charge                                        $ 1,594             $ 332        $ 207          $ 1,055
    -------------------------------------------------------------------------------------------------------------
    -------------------------------------------------------------------------------------------------------------

    The provision balance of $1.1 million at November 30, 2002 is included in accrued liabilities on the balance sheet.

                                  APPENDIX H-1

                                 [ALCATEL LOGO]


                               2001 ANNUAL REPORT
                                  ON FORM 20-F

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                         COMMISSION FILE NUMBER: 1-11130

                                     ALCATEL
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               REPUBLIC OF FRANCE
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                54, RUE LA BOETIE
                               75008 PARIS, FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     Securities registered pursuant to Section 12(b) of the Act:

                                                       NAME OF EACH EXCHANGE
            TITLE OF EACH CLASS                         ON WHICH REGISTERED
            -------------------                        ---------------------

Class A American Depositary Shares, each               New York Stock Exchange
representing one Class A share

Class A shares, nominal value EURO 2 per share*        New York Stock Exchange

     Securities registered pursuant to Section 12(g) of the Act:

                                                       NAME OF EACH EXCHANGE
            TITLE OF EACH CLASS                         ON WHICH REGISTERED
            -------------------                        ---------------------

Class O American Depositary Shares, each               NASDAQ National Market
representing one Class O share

Class O shares, nominal value  EURO 2 per share*

----------
* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE.

     The number of outstanding shares of the issuer's classes of capital or common stock as of December 31, 2001 was as follows: 1,139,218,457 Class A shares, nominal value EURO 2 per share and 18,924,581 Class O shares, nominal value EURO 2 per share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes /X/   No / /

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 / /    Item 18 /X/

                                TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----
Item 1.   Identity of Directors, Senior Management and Advisers....................    1
Item 2.   Offer Statistics and Expected Timetable..................................    1
Item 3.   Key Information..........................................................    1
Item 4.   Information on the Company...............................................   11
Item 5.   Operating and Financial Review and Prospects.............................   28
Item 6.   Directors, Senior Management and Employees...............................   59
Item 7.   Major Shareholders and Related Party Transactions........................   67
Item 8.   Financial Information....................................................   68
Item 9.   The Offer and the Listing................................................   71
Item 10.  Additional Information...................................................   72
Item 11.  Quantitative and Qualitative Disclosures About Market Risk...............   96
Item 12.  Description of Securities Other than Equity Securities...................   97
Item 13.  Defaults, Dividend Arrearages and Delinquencies..........................   97
Item 14.  Material Modifications to the Rights of Security Holders.................   97
Item 15.  Reserved.................................................................   97
Item 16.  Reserved.................................................................   97
Item 17.  Financial Statements.....................................................   97
Item 18.  Financial Statements.....................................................   97
Item 19.  Exhibits.................................................................   98

                           FORWARD-LOOKING INFORMATION

     This Form 20-F contains certain forward-looking statements and information related to Alcatel that are based on beliefs, assumptions and information currently available to us, our consolidated subsidiaries and management. These forward-looking statements involve a number of risks and uncertainties. When used in this Form 20-F, the words "believe", "expect", "may", "will", "should", "plan", "anticipate", "intend", "project" or similar expressions as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by our forward-looking statements. These factors include general economic and business conditions, business conditions affecting our particular business segments, our ability to attract and retain our customer base, fluctuations in interest rates and foreign currency rates, technological changes and competition. Should one or more of these risks or uncertainties materialize, or should our assumptions prove incorrect, our actual results may vary materially from the forward-looking statements and information contained in this Form 20-F. We do not intend, and do not assume any obligation, to update these forward-looking statements.

     As used in this Form 20-F, unless the context otherwise indicates, the terms "we", "us", "our" or similar expressions, as well as references to Alcatel, mean Alcatel and its consolidated subsidiaries.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

                             SELECTED FINANCIAL DATA

ALCATEL SELECTED CONSOLIDATED FINANCIAL DATA

     The following table represents selected consolidated financial data for Alcatel for the five-year period ended December 31, 2001, which have been derived from the audited consolidated financial statements of Alcatel. Since January 1, 1999, Alcatel's consolidated financial statements have been denominated in euro. For periods prior to January 1, 1999, Alcatel's consolidated financial statements have been prepared in French francs and translated into euro at the fixed exchange rate of EURO 1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro. The selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Alcatel's consolidated financial statements and the notes to those statements and Item 5 -- "Alcatel's Operating and Financial Review and Prospects" appearing elsewhere in this annual report.

     French GAAP differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to Alcatel's consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders' equity, please refer to Notes 36 through 40 to Alcatel's consolidated financial statements.

     In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate combined financial statements for the Optronics division that are included elsewhere in this annual report. Also, please refer to Item 5 -- "Optronics Division's Operating and Financial Review and Prospects," included elsewhere in this annual report.

     Although not reflected in the table below, financial data for 1997 through 2000 have been restated to reflect the changes in business segments in 2000, the change in presentation for pension accounting and the adoption of new French accounting principles in 1999 described in Item 5.

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------------
                                               2001(1)         2001            2000           1999          1998           1997
                                              --------      -----------     -----------    -----------   -----------   -----------
                                                                  (IN MILLIONS, EXCEPT PER SHARE AND ADS DATA)
INCOME STATEMENT DATA AMOUNTS IN
  ACCORDANCE WITH FRENCH GAAP
NET SALES: ................................   $ 22,567      EURO 25,353     EURO 31,408    EURO 23,023   EURO 21,259   EURO 28,335
INCOME (LOSS) FROM OPERATIONS .............       (321)            (361)          2,251          1,275           997         1,220
Restructuring costs .......................     (1,891)          (2,124)           (143)          (380)         (406)         (186)
Amortization of goodwill ..................     (1,721)          (1,933)           (576)          (471)         (424)         (356)
Other revenue (expense)(2) ................       (189)            (213)            623            925         2,207           302
NET INCOME (LOSS) .........................     (4,418)          (4,963)          1,324            644         2,340           711
EARNINGS PER SHARE -- CLASS A:
Net income (loss) -- Basic Class A
  Share(3)(4)..............................      (3.85)           (4.33)           1.25           0.70          2.77          0.91
Net income (loss) -- Diluted Class A
  Share(4)(5)..............................      (3.85)           (4.33)           1.20           0.69          2.63          0.89
Dividends per Class A Share(4)(6) .........       0.14             0.16            0.48           0.44          0.40          0.35
Dividends per Class A ADS(6)(7) ...........       0.14             0.16            0.48           0.44          0.40          0.35
EARNINGS PER SHARE -- CLASS O(10):
Net income (loss) per Basic Class O
  Share(3).................................      (1.31)           (1.47)           0.14             --            --            --
Net income (loss) per Diluted Class O
  Share(5).................................      (1.31)           (1.47)           0.14             --            --            --
Dividends per Class O Share(6) ............       0.09             0.10            0.10             --            --            --
Dividends per Class O ADS(6) ..............       0.09             0.10            0.10             --            --            --
AMOUNTS IN ACCORDANCE WITH U.S. GAAP(8):
Net sales .................................     22,811           25,627          31,382         23,152        21,259        28,335
Net income (loss) .........................     (4,394)          (4,937)           (481)           449         1,179           446
BASIC EARNINGS PER CLASS A SHARE:
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change(4).....................      (3.65)           (4.10)          (0.46)          0.49          1.39          0.57
Net income (loss)(4) ......................      (3.84)           (4.32)          (0.46)          0.49          1.39          0.57
DILUTED EARNINGS PER CLASS A SHARE(5):
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change(4).....................      (3.65)           (4.10)          (0.46)          0.48          1.37          0.56
Net income (loss)(4) ......................      (3.84)           (4.32)          (0.46)          0.48          1.37          0.56
BASIC EARNINGS PER CLASS O SHARE(10): .....                                                         --            --            --
Income (loss) before extraordinary
  items....................................      (0.80)           (0.90)          (0.10)            --            --            --
Net income (loss) .........................      (0.80)           (0.90)          (0.10)            --            --            --
DILUTED EARNINGS PER CLASS O SHARE(5)(10):
Income (loss) before extraordinary
  items....................................      (0.80)           (0.90)          (0.10)            --            --            --
Net income (loss) .........................      (0.80)           (0.90)          (0.10)            --            --            --
BASIC EARNINGS PER CLASS A ADS(7):
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change........................      (3.65)           (4.10)          (0.46)          0.49          1.39          0.57
Net income (loss)                                (3.84)           (4.32)          (0.46)          0.49          1.39          0.57
DILUTED EARNINGS PER CLASS A ADS(7):
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change........................      (3.65)           (4.10)          (0.46)          0.48          1.37          0.56
Net income (loss)                                (3.84)           (4.32)          (0.46)          0.48          1.37          0.56
BASIC EARNINGS PER CLASS O ADS(7)(10):
Income (loss) before extraordinary items...      (0.80)           (0.90)          (0.10)            --            --            --
Net income (loss)..........................      (0.80)           (0.90)          (0.10)            --            --            --

                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------------
                                               2001(1)         2001            2000           1999          1998           1997
                                              --------      -----------     -----------    -----------   -----------   -----------
                                                                  (IN MILLIONS, EXCEPT PER SHARE AND ADS DATA)
DILUTED EARNINGS PER CLASS O ADS(7)(10):
Income (loss) before extraordinary items...      (0.80)           (0.90)          (0.10)            --            --            --
Net income (loss)..........................      (0.80)           (0.90)          (0.10)            --            --            --
BALANCE SHEET DATA AMOUNTS IN
  ACCORDANCE WITH FRENCH GAAP:
Total assets...............................   $ 32,532      EURO 36,549     EURO 42,978    EURO 34,206   EURO 29,640   EURO 38,382
Short-term investments and cash and
  cash equivalents.........................      4,462            5,013           3,060          3,595         3,813         4,241
Short-term debt............................      1,599            1,796           1,813          2,367         1,787         2,714
Long-term debt.............................      5,233            5,879           5,577          3,478         2,318         3,341
Shareholders' equity after appropriation...      8,572(11)        9,630(11)      14,361         11,532         9,913         6,701
Minority interests.........................        195              219             435            463           438           271
AMOUNTS IN ACCORDANCE WITH
  U.S. GAAP(8):
Shareholders' equity after appropriation...     18,503(11)       20,788(11)      26,140         15,767        14,514         8,448
Total assets(9)............................     43,656           49,046          54,323         38,176        34,272        40,637
Long-term financial debt...................      5,520            6,202           5,577          3,478         2,325         3,366

----------
(1)  Translated solely for convenience into dollars at the noon buying rate of $
     0.8901 per EURO 1.00 on December 31, 2001.

(2) Other revenue (expense) includes net capital gains on disposal of assets and certain non-recurring expenses.

(3) Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent, as follows: Class
     A: 1,139,218,457 in 2001, 1,060,584,401 in 2000, 922,660,435 in 1999,
     845,712,210 in 1998 and 784,689,760 in 1997. Class O: 18,924,581 in 2001
     and 16,500,000 in 2000.

(4) For purposes of calculating per share amounts, the number of Class A shares has been adjusted to reflect the 5 for 1 stock split approved by our shareholders on May 16, 2000 and which became effective on May 22, 2000.

(5) Diluted earnings per share take into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to convertible bonds that Alcatel or its subsidiaries have issued. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

       French GAAP: Class A: 1,139,218,457 in 2001, 1,101,896,388 in 2000,
       935,209,590 in 1999, 890,943,720 in 1998 and 857,469,695 in 1997. Class
       O: 18,924,581 in 2001 and 16,500,000 in 2000.

       U.S. GAAP: Class A: 1,139,218,457 in 2001, 1,101,896,388 in 2000,
       935,209,590 in 1999, 867,943,115 in 1998 and 796,220,440 in 1997. Class
       O: 18,924,581 in 2001 and 16,500,000 in 2000.

(6) Year to which dividend relates. Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(7) Alcatel first issued Class A shares represented by Class A ADSs in 1990. Alcatel first issued Class O shares represented by Class O ADSs in October 2000.

(8) For information concerning the differences between French GAAP and U.S. GAAP, please see notes 36 through 40 to Alcatel's consolidated financial statements included elsewhere in this document.

(9) Advance payments received from customers are not deducted from the amount of total assets. See note 36(f) to Alcatel's consolidated financial statements included elsewhere in this document.

(10) In 2000, net income was taken into account from October 20, 2000, the initial issuance date of the Class O shares.

(11) The 2001 dividend has not yet been approved by our shareholders.

OPTRONICS DIVISION SELECTED COMBINED FINANCIAL DATA

     The following table presents selected combined financial data for Alcatel's Optronics division for the five-year period ended December 31, 2001. For periods prior to January 1, 1999, the Optronics division's combined financial statements were prepared in French francs and have been translated into euro at the fixed exchange rate of EURO 1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro.

     The selected combined financial data is qualified by reference to, and should be read in conjunction with, the division's combined financial statements and notes to those statements and Item 5 -- "Optronics Division's Operating and Financial Review and Prospects" as well as the financial information for Alcatel, including Item 5 -- "Alcatel's Operating and Financial Review and Prospects," each appearing elsewhere in this annual report. The data have been derived from the audited combined financial statements of the division. For a discussion of significant differences between French GAAP and U.S. GAAP as they relate to the division's combined financial statements and a reconciliation to U.S. GAAP of net income and net worth of the division, please refer to Notes 21 and 22 to the division's combined financial statements.

                                                                      YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------
                                            2001(1)       2001           2000          1999          1998         1997
                                           --------    -----------    ----------    ----------    ----------    ---------
                                                                           (IN MILLIONS)
INCOME STATEMENT DATA:
AMOUNTS IN ACCORDANCE WITH FRENCH GAAP
  Net sales.............................   $  418.7    EURO  470.4    EURO 432.3    EURO 177.1    EURO 164.1    EURO 97.4
  Income (loss) from operations.........      (52.2)         (58.6)         95.1          24.6          23.3          0.7
  Restructuring costs...................       (6.7)          (7.5)           --            --           2.7          1.1
  Other revenue (expense)...............      (19.1)         (21.5)          0.1          (0.9)         (0.1)          --
  Amortization of goodwill..............      (68.7)         (77.2)         (2.9)           --            --           --
  Net income (loss).....................     (128.4)        (144.3)         37.5          16.1          24.7          4.3
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
  Net income (loss).....................      (79.3)         (89.1)         31.3          16.4          24.2          2.7

                                                                         AS OF DECEMBER 31,
                                           ------------------------------------------------------------------------------
                                            2001(1)       2001           2000          1999          1998         1997
                                           --------    -----------    ----------    ----------    ----------    ---------
                                                                           (IN MILLIONS)
BALANCE SHEET DATA:
AMOUNTS IN ACCORDANCE WITH FRENCH GAAP
  Property, plant and equipment, net....   $  234.0    EURO  262.9    EURO 107.6    EURO  34.7    EURO  27.8    EURO 20.4
  Cash and cash equivalents.............       18.6           20.9          49.2           4.3           7.8          3.0
Total net worth of the division(2)......      202.7          227.7         330.3          56.7          53.1         39.4
Total financial debt....................      182.4          204.9          36.1           4.7           5.7          4.3
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Total net worth of the division(2)......      345.7          388.4         339.8          55.8          53.6         39.3

----------

(1)  Translated solely for convenience into dollars at the noon buying rate of $
     0.8901 per EURO 1.00 on December 31, 2001.

(2) This amount is presented after appropriation. The Optronics division expects to pay a EURO 2.9 million dividend to Alcatel relating to the division's 2001 results and such dividend will be paid after Alcatel's shareholders approve its annual dividend at a shareholders' meeting scheduled on April 18, 2002. Total net worth of the Optronics division is based on (i) for 1997 through 1999, the historical capital and debt structure of Alcatel Optronics France and, for the U.S. divisions that became part of the Optronics division, the notional amount for which any cash transaction was recorded as an increase or reduction of funds allocated by Alcatel and (ii) since 2000, the current capital structure and financial position of each of Alcatel Optronics France, Alcatel Optronics USA, Alcatel Optronics Canada and Alcatel Optronics UK. See Note 1.1 to the Optronics division's combined financial statements.

EXCHANGE RATE INFORMATION

     The table below shows the average French franc/U.S. dollar exchange rates for 1997 and 1998 based on the noon buying rate expressed in French francs per $1.00 and the average euro/U.S. dollar exchange rate for 1999 through 2001 based on the noon buying rate expressed in euro per $1.00. As used in this document, the term "noon buying rate" refers to the rate of exchange for either the French Franc or euro, expressed in U.S. dollars per French Franc or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

               YEAR                                      AVERAGE RATE(1)
               ----                                      ---------------
               Euro/U.S. Dollar(2)
               2001...................................      EURO 1.12
               2000...................................           1.09
               1999...................................           0.94
               French Franc/U.S. Dollar
               1998...................................        FF 5.90
               1997...................................           5.85

               ----------
               (1) The average of the noon buying rate for French franc or euro, as the case may be, on the last business day of each month during the year.
               (2)  Originally published as U.S. dollar/euro.

     The table below shows the high and low euro/U.S. dollar exchange rates for the previous six months based on the noon buying rate expressed in euro per $1.00.

PERIOD                          HIGH        LOW
------                        ---------   ---------
Euro/U.S. Dollar(1)
September 2001..............  EURO 1.13   EURO 1.07
October 2001................       1.12        1.09
November 2001...............       1.14        1.06
December 2001...............       1.14        1.11
January 2002................       1.16        1.11
February 2002...............       1.16        1.14

----------
(1) Originally published as U.S. dollar/euro.

     On March 26, 2002, the noon buying rate was $ 0.8767 per EURO 1.00.

                                  RISK FACTORS

RISKS RELATING TO ALCATEL'S OPERATIONS

     Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described all the risks that we consider material but the risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

WEAKNESS IN THE TELECOMMUNICATIONS MARKET COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AND CAUSE US TO CONTINUE TO INCUR NET LOSSES IN THE FUTURE.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the telecommunications industry. In recent quarters, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced capital spending by service providers and operators, including our customers in the United States and Europe. If the economic conditions in the United States and globally do not improve, or if the global economic downturn continues, we may continue to experience material adverse effects on our business, operating results and financial condition. In particular, if demand from telecommunications service providers and operators, which depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and e-commerce generated traffic, does not increase from current levels, the market for our products may decline or fail to develop. This would result in reduced sales and the carrying of excess inventory. Therefore, we may continue to incur net losses in the future.

IF OUR TELECOMMUNICATIONS BUSINESS FAILS TO KEEP PACE WITH RAPID CHANGE IN TECHNOLOGY, OUR BUSINESS PROSPECTS, FINANCIAL CONDITION AND OPERATING RESULTS COULD SUFFER.

     Technology in the telecommunications industry continues to advance at a rapid pace, particularly in the field of data processing and transmission, which requires the timely introduction of new products and technologies. Failure to introduce or develop new products and technologies, or failure to respond to changes in market demand, may harm our business prospects, financial condition and operating results.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN REDUCED REVENUES, REDUCED MARGINS, REDUCED LEVELS OF PROFITABILITY AND LOSS OF MARKET SHARE.

     The telecommunications industry in which we sell our products is highly competitive and we face intense competition from established competitors. Some of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources and expertise and longer standing customer relationships than we have.

     Gross margins may be adversely affected by increased price competition, excess capacity, higher material or labor costs, obsolescence charges, loss of cost savings on future inventory purchases as a result of high inventory levels, introductions of new products, increased levels of customer services, changes in distribution channels, and changes in product and geographic mix. Lower than expected gross margins could have a material adverse effect on our business, results of operations and financial condition.

OUR RESTRUCTURING PLAN MAY NOT ACHIEVE ITS TARGET AND MAY REQUIRE REFINEMENT BASED ON THE CHANGING MARKET ENVIRONMENT.

     In response to changes in the telecommunications industry and general economic conditions, we have restructured, and continue to restructure, our activities to more strategically realign our resources. Our restructuring plan is based on certain assumptions regarding the cost structure of our business, the nature and severity of the continuing downturn in the telecommunications industry and our expected revenue rate that may not prove accurate. The plan has involved the implementation of a number of initiatives to streamline our business, reduce our fixed assets and improve our balance sheet through the reduction in net debt and inventory

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levels, the write-off of tangible and intangible assets, the exit from certain businesses, the sale of manufacturing plants, the reduction in the number of employees, the implementation of our outsourcing programs for manufacturing and the refocusing of our research and development efforts in growth products. We can provide no assurance that we will not be required to refine, expand or extend our restructuring plan or that our income from operations will turn positive as a result of the plan.

     We can provide no assurance that the costs actually incurred in connection with the restructuring plan will not be higher than the amount that we have estimated. Current and additional restructuring actions may result in further cash and/or non-cash charges that could have a material adverse effect on our business, operating results and financial condition. In addition, reductions in our assets, employees and businesses may negatively impact our efforts to enhance our existing products and keep pace with technological advances in our field. Therefore, our restructuring plan may reduce our ability to benefit from a potential future recovery in the telecommunications industry.

OUR BUSINESS IS CAPITAL INTENSIVE AND WE MAY REQUIRE ADDITIONAL SOURCES OF FUNDS IF OUR SOURCES OF LIQUIDITY ARE UNAVAILABLE OR INSUFFICIENT TO FUND OUR OPERATIONS.

     Our working capital requirements and cash flows historically have been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

     -  the level of sales;

     -  the collection of receivables;

     -  the timing and size of capital expenditures; and

     -  customer financing obligations.

     In order to finance our business, we have incurred, or have entered into credit facilities allowing for the drawdown of, significant levels of debt. In the future, we may need to secure additional sources of funding if our existing facilities and borrowings are insufficient to finance our business. We can provide no assurance that such funding will be available on terms satisfactory to us. High debt levels would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness may leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on our business.

     On February 13, 2002, Standard & Poor's lowered its short-term corporate credit rating relating to us from A-2 to A-3. On February 18, 2002, Moody's lowered its senior debt ratings relating to us from Baa1 to Baa2. As a result, commercial paper may become less readily available to us. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduction in access to the capital markets. We can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor's, Moody's or similar rating agencies.

CREDIT RISKS COULD INCREASE IF THE FINANCIAL CONDITION OF CUSTOMERS DECLINES.

     A substantial portion of our sales are made to telecommunications customers. These customers have increasingly required their suppliers to provide extended payment terms, direct loans or guarantees to third-party financing sources as a condition to obtaining or bidding on infrastructure projects. This trend has recently accelerated as a large portion of the telecommunications industry suffers from high debt levels, low equity prices and substantial competition. As a result, we have increasingly provided or arranged such financing for customers. As of December 31, 2001, net of reserves, we had provided customer financing of approximately EURO 1,634 million, and we had outstanding commitments to provide further direct loans or guarantees for approximately EURO 1,182 million. We continually monitor and manage the credit we extended to our customers and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing. We expect to continue to provide or commit to

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financing where appropriate for our business. As a result, our business could be adversely affected in the event that the financial condition of our customers erodes.

     Recently, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have been experiencing financial difficulties. Upon the financial failure of a customer, we have experienced, and in the future may experience, losses on credit extended and loans made to such customer or guarantees provided on behalf of such customer, as well as the loss of the customer's ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. We review the levels of our customer financing reserves on a regular basis. In addition to being increasingly selective in providing customer financing, we have various programs in place to monitor and mitigate customer credit risk, including a prior approval process by our Risk Assessment Committee, performance milestones, other conditions of funding, and active customer financing portfolio reviews. Our management is focused on the strategic use of our limited customer financing capacity, on revolving that capacity as quickly and efficiently as possible, and on managing the absolute dollar amount of our customer financing obligations. However, we can provide no assurance that such measures will reduce our exposure to customers' credit risk. While we believe that our allowances for credit losses are adequate, we cannot assure investors that such allowances will cover actual losses. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating and level of available credit, and our ability to sell off commitments and draw down borrowings on acceptable terms.

IF WE LOSE OUR KEY PERSONNEL OR IF WE ARE UNABLE TO CONTINUE TO ATTRACT QUALIFIED PERSONNEL, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS MAY BE HARMED.

     Our future business, financial condition and operating results depend, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers and scientists, competition for whom is extremely intense, and we expect to continue to experience difficulty in identifying and hiring such qualified technical personnel in many areas of our business.

OUR BUSINESS AND RESULTS OF OPERATIONS WILL BE HARMED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES OR UNAUTHORIZED THIRD PARTY USE OR IF WE BECOME INVOLVED IN LITIGATION.

     Like other companies operating in the telecommunications industry, we experience frequent litigation regarding patent and other intellectual property rights. Third parties have asserted, and in the future may assert, claims against us alleging that we infringe their intellectual property rights. Defending these claims may be expensive and divert the efforts of our management and technical personnel. If we do not succeed in defending these claims, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. In addition, third parties may attempt to appropriate the confidential information and proprietary technologies and processes used in our business, which we may be unable to prevent.

OUR BUSINESS AND RESULTS OF OPERATIONS WILL BE HARMED IF WE ARE UNABLE TO ACQUIRE LICENSES FOR THIRD PARTY TECHNOLOGIES ON REASONABLE TERMS.

     We remain dependent in part on third party license agreements which enable us to use third party technology to develop or produce our products. However, we cannot be certain that any such licenses will be available to us on commercially reasonably terms, if at all.

OUR SALES ARE MADE TO A RELATIVELY LIMITED NUMBER OF LARGE CUSTOMERS. THE LOSS OF ONE OF THESE CUSTOMERS OR OUR INABILITY TO OBTAIN NEW CUSTOMERS WOULD RESULT IN LOWER SALES.

     Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales from telecommunications products and we expect that, for the foreseeable future, this will continue to be the case. In addition, even if we are successful in attracting new customers, new market entrants may not have access to sufficient financing to purchase our products and equipment. In particular, due to current market conditions, investors are increasingly unwilling to provide financing to start-up businesses in the telecommunications sector. We cannot assure you that current customers will continue to place orders or that we will obtain new orders from new customers.

OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE HARMED IF WE DO NOT SUCCESSFULLY REDUCE MARKET RISKS THROUGH THE USE OF DERIVATIVE FINANCIAL INSTRUMENTS.

     Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euro, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could have a material impact on our reported results. We also experience other market risks, including changes in interest rates, in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our business, financial condition and operating results may be harmed.

BECAUSE OF OUR SIGNIFICANT INTERNATIONAL OPERATIONS, WE ARE EXPOSED TO A VARIETY OF RISKS, MANY OF WHICH ARE BEYOND OUR CONTROL, THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Our international operations are subject to a variety of potential risks arising out of the economy, the political outlook, the ability to enforce intellectual property rights, the language and certain cultural barriers in countries where we have operations.

ADDITIONAL RISKS RELATING TO THE OPTRONICS DIVISION

     The following risk factors concerning the Optronics division are in addition to the foregoing risk factors, which also apply to the Optronics division.

THE OPTRONICS DIVISION HAS CHOSEN TO CONCENTRATE ITS RESEARCH AND DEVELOPMENT EFFORTS ON A LIMITED NUMBER OF KEY INDUSTRY STANDARDS AND TECHNOLOGIES.

     The Optronics division has concentrated its research and development efforts on a limited number of technologies that it believes have the best growth prospects. The division may be unable to develop commercially viable products using these technologies. In addition, these technologies may not become generally accepted.

BECAUSE THE OPTRONICS DIVISION RELIES SUBSTANTIALLY ON INTERNAL SALES AND HAS A LIMITED NUMBER OF EXTERNAL CUSTOMERS, ITS REVENUES WOULD BE ADVERSELY AFFECTED IF INTERNAL SALES DECREASED AND THE DIVISION COULD NOT INCREASE EXTERNAL SALES.

     As a division of Alcatel, historically the Optronics division has made most of its sales to companies or divisions within Alcatel. Although the division intends to increase its external sales, it will continue to depend on Alcatel for a substantial portion of its revenues.

     Outside Alcatel, the Optronics division relies on a relatively small number of major customers. Consolidation among these customers could harm the revenues of the division. In addition, the division may have difficulty establishing relationships with potential customers who compete with us in other fields. Given the concentration of the market for opto-electronics products, even if the division is successful in its efforts to increase its sales outside Alcatel, it will continue to rely on a relatively small number of major customers.

THE VIGOROUS COMPETITION IN THE OPTO-ELECTRONICS INDUSTRY HAS LED TO THE CONTINUED EROSION OF SALES PRICES, AND THE FAILURE TO DEVELOP NEW PRODUCTS THAT ARE LESS SUSCEPTIBLE TO PRICE COMPETITION WILL ADVERSELY AFFECT THE DIVISION'S MARGINS.

     Competition in the opto-electronics components industry has contributed to substantial price-driven competition. As a result, sales prices for specific products have tended to decrease over time at varying rates, in some instances significantly. Price pressure is exacerbated by the rapid emergence of new technologies and the evolution of technical standards, which can greatly diminish the value of products relying on older technologies and standards.

THE OPTRONICS DIVISION MAY EXPERIENCE SUPPLY CONSTRAINTS DUE TO ITS RELIANCE ON A LIMITED NUMBER OF SUPPLIERS.

     Most of the raw materials and components used by the Optronics division are available from a limited number of suppliers. Although the division's policy is to "qualify" at least two suppliers for each raw material used, this may not always be possible or efficient. To the extent that the division has a sole supplier or only a small number of suppliers for any specific raw material, it will be vulnerable to supply problems, which are likely to harm its profit margins. The division typically enters into short-term contracts with its suppliers. There is a risk that suppliers may not renew these contracts, some of which expire over the near term.

THE OPTRONICS DIVISION'S CAPACITY TO PRODUCE OPTICAL CHIPS IS CONCENTRATED IN A SINGLE FACILITY, THE LOSS OF WHICH WOULD HARM THE DIVISION'S ABILITY TO DELIVER PRODUCTS AND MAINTAIN SALES VOLUMES.

     The Optronics division has only one facility located in Nozay, France for the production of optical chips which are the key components in many of its optical products. The loss or interruption of this facility's production for any reason would impair the division's ability to continue the production of its key laser products and consequently to maintain sales levels. Any sustained interruption of production could lead to loss of customers and decreases in net sales.

RISKS RELATING TO OWNERSHIP OF OUR CLASS A AND CLASS O ADSs

THE TRADING PRICE OF OUR CLASS A AND CLASS O ADSs AND DIVIDENDS PAID ON OUR CLASS A AND CLASS O ADSs MAY BE MATERIALLY ADVERSELY AFFECTED BY FLUCTUATIONS IN THE EXCHANGE RATE FOR CONVERTING EURO INTO U.S. DOLLARS.

     Fluctuations in the exchange rate for converting euro into U.S. dollars may affect the value of our Class A and Class O ADSs. Specifically, if the relative value of the euro to U.S. dollar declines, each of the following values will also decline:

     - the U.S. dollar equivalent of the euro trading price of our Class A and Class O shares in France, which may consequently cause the trading price of our Class A and Class O ADSs in the United States to decline;

     - the U.S. dollar equivalent of the proceeds that a holder of our Class A or Class O ADSs who converted such ADSs into our Class A or Class O shares, as the case may be, would receive upon the sale in France of any such Class A or Class O shares; and

     - the U.S. dollar equivalent of cash dividends paid in euro on our Class A and Class O shares represented by our Class A and Class O ADSs.

IF A HOLDER OF OUR CLASS A OR CLASS O ADSs FAILS TO COMPLY WITH THE LEGAL NOTIFICATION REQUIREMENTS UPON REACHING CERTAIN OWNERSHIP THRESHOLDS UNDER FRENCH LAW OR OUR GOVERNING DOCUMENTS, HE COULD BE DEPRIVED OF SOME OR ALL OF HIS VOTING RIGHTS AND BE SUBJECT TO A FINE.

     French law and our governing documents require any person who owns our outstanding shares or voting rights in excess of certain amounts specified in the law or our governing documents to file a report with us upon crossing such threshold percentage and, in certain circumstances, with the French stock exchange regulator (Conseil des Marches Financiers). If any shareholder fails to comply with the notification requirements:

     - the shares or voting rights in excess of the relevant notification threshold may be deprived of voting power on the demand of any shareholder;

     - all or part of the shareholder's voting rights may be suspended for up to five years by the relevant French commercial court; and

     -  the shareholder may be subject to a fine.

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HOLDERS OF OUR CLASS A OR CLASS O ADSs WILL HAVE LIMITED RECOURSE IF WE OR THE
DEPOSITARY FAIL TO MEET OBLIGATIONS UNDER THE DEPOSIT AGREEMENT BETWEEN US AND THE DEPOSITARY.

     The deposit agreement expressly limits our obligations and liability and the obligations and liability of the depositary. Neither we nor the depositary will be liable if the depositary:

     - is prevented or hindered in performing any obligation by circumstances beyond our control;

     -  exercises or fails to exercise discretion under the deposit agreement;

     -  performs its obligations without negligence or bad faith;

     - takes any action based upon advice from legal counsel, accountants, any person presenting our Class A or Class O shares for deposit, any holder or any other qualified person; or

     - relies on any documents it believes in good faith to be genuine and properly executed.

This means that there could be instances where you would not be able to recover losses that you may have suffered by reason of our actions or inactions or the actions or inactions of the depositary pursuant to the deposit agreement. In addition, the depositary has no obligation to participate in any action, suit or other proceeding in respect of our Class A or Class O ADSs unless we provide the depositary with indemnification that it determines to be satisfactory.

WE ARE SUBJECT TO DIFFERENT CORPORATE DISCLOSURE STANDARDS WHICH MAY LIMIT THE INFORMATION AVAILABLE TO HOLDERS OF OUR CLASS A OR CLASS O ADSs.

     As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended, relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST US.

     Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts. As a result, shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

PRE-EMPTIVE RIGHTS MAY NOT BE AVAILABLE FOR U.S. PERSONS.

     Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our Class A or Class O ADSs or shares may not be able to exercise pre-emptive rights for their shares unless a registration statement under the Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our Class A and Class O ADSs or shares will be unable to exercise their pre-emptive rights.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF ALCATEL

GENERAL

     We are a leading provider of advanced telecommunications, Internet, networking and optics products and services, integrating communications onto a single broadband network and creating end-to-end networks that help people communicate in smarter ways. With approximately 99,000 employees located in 130 countries, and

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net sales of EURO 25.4 billion in 2001, we were ranked number one worldwide in sales of terrestrial and submarine optical transmission systems and in DSL in terms of lines shipped according to market studies by research and consulting firms specializing in the telecommunications industry, and we were one of the leaders in terms of sales in all of our primary business segments: high-speed Internet access, terrestrial and submarine optical networks and intelligent networking. Our customers are telecommunications operators and Internet service providers as well as businesses and consumers.

     Alcatel is a French SOCIETE ANONYME , established in 1898 as a publicly owned company under the name "Compagnie Generale d'Electricite -- CGE." Alcatel was nationalized by the French state in 1982 and privatized in May 1987. On January 1, 1991, we changed our official name to "Alcatel Alsthom Compagnie Generale d'Electricite" or "Alcatel Alsthom." On September 1, 1998, we changed our official name to Alcatel. Alcatel's corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and decree No. 67-236 of March 23, 1967.

     Our registered office and principal place of business is 54, rue la Boetie, 75008 Paris, France, our telephone number is 33 (1) 40.76.10.10 and our website's address is WWW.ALCATEL.COM . The contents of our website are not incorporated into this annual report. The address for Mr. George Brunt, our authorized representative in the United States, is Alcatel USA, Inc., 1000 Coit Road, Plano, Texas 75075.

     Our total capital expenditures were approximately EURO 1.7 billion for the year ended December 31, 2001, compared to EURO 1.8 billion in 2000 and EURO 1.2 billion in 1999. Our capital expenditures are incurred in the ordinary course of our business and operations, and are generally funded out of cash flow from operations. Further details applicable to capital expenditures and funding sources are detailed in "Alcatel Liquidity and Capital Resources" in Item 5 -- "Alcatel's Operating and Financial Review and Prospects."

OVERVIEW

     The global economic slowdown and the deterioration of the telecommunications and information infrastructure sectors had a material impact on our results of operations for 2001. However, we responded by undertaking substantial restructuring efforts and significant actions. Our restructuring plan in 2001 involved the implementation of a number of initiatives to streamline our business and reduce fixed costs, through the exit from certain businesses, the sale of manufacturing plants, a workforce reduction, the implementation of outsourced manufacturing and the refocusing of our research and development efforts in growth products. We also improved our balance sheet by reducing net inventories, work-in-progress and accounts receivable, writing off goodwill for several acquisitions in North America and reducing our net financial debt.

     The actions taken in 2001 are even more critical as we expect 2002 to remain challenging. We continue to work at both increasing the flexibility of our operations and reducing our expenses below the EURO 5 billion quarterly breakeven point that we anticipate to reach during 2002. However, if global economic and telecommunications market conditions do not improve or deteriorate further, we may not achieve our target or have positive income from operations in 2002, and we may experience continued material adverse effects on our business, operating results and financial condition.

RECENT EVENTS

     ACQUISITION OF ASTRAL POINT COMMUNICATIONS. On January 22, 2002, we announced that we entered into a merger agreement to acquire Astral Point Communications, Inc., a privately-held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems. The acquisition of Astral Point will allow Alcatel to expand its SONET product offerings for use in metropolitan optical networks. Under the terms of the agreement, Class A ADSs representing 9 million Class A shares, will be exchanged for the outstanding stock, options and warrants of Astral Point.

     SALE OF EUROPEAN FACTORIES. On January 22, 2002, we announced that Sanmina-SCI Corporation, a leading electronics contract manufacturer, agreed to purchase our manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain. The transaction is expected to close by summer 2002 and is subject to approval from various regulatory bodies in the United States and Europe, and appropriate consultation with worker councils for each of these locations. These facilities comprise nearly 100,000 square meters (1 million square feet) and employ approximately 1,500 employees, who will become Sanmina-SCI employees.

     COOPERATION AGREEMENT. On February 14, 2002, STMicroelectronics (ST) and we announced a cooperation agreement for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Under the terms of the agreement, we will transfer to ST our team of mobile phone integrated circuit designers and ST will receive access to the know-how and intellectual property related to GSM/GPRS chipsets. The chipsets developed through this cooperation agreement will be available for sale by ST to third parties. This arrangement also includes a multi-year agreement with ST to supply us with 2.5G chipsets.

     TRANSFER OF FRENCH FACTORY. On March 7, 2002, we announced the signing of a memorandum of understanding with Jabil Circuit to outsource the European manufacturing of our private branch exchange (PBX) and internet protocol
(IP)-based PBX corporate telephone systems to Jabil Circuit. The agreement, subject to approval from various regulatory bodies and appropriate consultation with worker councils, will transfer our Brest, France manufacturing facility to Jabil and Jabil will continue to manufacture our PBX products. Seven hundred of our employees will be transferred to Jabil Circuit upon the closing of the transaction, which is expected to occur by the end of April 2002.

HIGHLIGHTS OF TRANSACTIONS DURING 2001

   ACQUISITIONS

     ACQUISITION OF INTEREST IN ALCATEL SPACE. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for EURO 795 million, paid half in cash and half in Thales shares that we owned. As a result of this transaction, Alcatel Space became our wholly owned subsidiary and our interest in Thales decreased from 25.29% to 20.03%. Currently, we own a 15.83% interest in Thales.

     KYMATA. In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in planar technology for high-end passive optical components. In a stock-for-stock transaction, we acquired all of the outstanding stock of Kymata for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares.

     ALCATEL SHANGHAI BELL. In October 2001, China's Ministry of Information Industry and we entered into a binding memorandum of understanding to form Alcatel Shanghai Bell, which will integrate certain of our operations in China with Shanghai Bell. We will hold 50% plus one share in Alcatel Shanghai Bell and Chinese entities will own the remaining equity. We will reach our targeted percentage ownership through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $312 million. The establishment of Alcatel Shanghai Bell is subject to the final approval of China's relevant authorities, which is expected to be obtained during the second quarter of 2002.

   DISPOSITIONS

     NEXANS IPO. In June 2001, we consummated the initial public offering of Nexans, our energy cables business, selling 20,125,000 shares at EURO 27 per share. We currently own a 20% interest in Nexans.

     SALE OF NECO. In December 2001, we entered into an agreement for the sale of Neco, our European e-Distribution division, to U.S.-based Platinum Equity, a venture capital group. The agreement also calls for Platinum Equity to arrange for our enterprise voice and data communications products to be distributed in the United States and to continue the distribution of such products in Europe. Neco has a team of 6,500 employees, serving 400,000 customers in 17 European countries. The transaction is subject to regulatory approvals and is not contingent upon outside financing.

     PRODUCTION OUTSOURCING/SALES OF FACILITIES. In 2001, we sold the following manufacturing facilities: our GSM handset facility in Laval, France to Flextronics; our switching product facility in San Paolo, Brazil to Sanmina-SCI Corporation; our wireline access facility in Richardson, Texas to Sanmina and two of our battery

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facilities in Brazil and Korea. In addition, we sold our manufacturing capabilities for switching products at our Raleigh, North Carolina facility to Sanmina. We no longer manufacture GSM handsets.

     SALE OF INVESTMENTS. During 2001, we sold a portion of our interests in Vivendi, Societe Generale, Thales and Thomson multimedia and our remaining interests in Alstom and Areva (formerly Framatome) for an aggregate capital gain of EURO 1,574 million.

     PLANT CLOSURES. During 2001, we closed or significantly reduced operations at three undersea cable production sites in the United States, Australia and the United Kingdom and one portable battery production site in Mexico.

HIGHLIGHTS OF TRANSACTIONS DURING 2000

     GENESYS TELECOMMUNICATIONS LABORATORIES, INC. In January 2000, we acquired Genesys Telecommunications Laboratories, Inc. in a stock-for-stock transaction valued at approximately EURO 1.43 billion. Genesys is a provider of infrastructure-independent contact center solutions for the enterprise, service provider, and e-business markets. Genesys was founded in 1990 and is based in San Francisco, California.

     NEWBRIDGE NETWORKS CORPORATION. In May 2000, we acquired Newbridge Networks Corporation in a stock-for-stock transaction valued at approximately EURO 7.53 billion. Newbridge Networks designs, manufactures, markets and services wide area networking solutions for Internet service providers, local, long-distance, and wireless communications companies, cable television carriers, and enterprise customers in more than 100 countries. We changed the name of the company to Alcatel Networks Corporation after the closing. Newbridge was founded in 1986 and is based in Kanata, Canada.

     EVOLIUM(TM) SAS. In September 2000, Fujitsu Limited and we finalized the creation of a joint venture named Evolium (TM) SAS to develop a UMTS solution and build on Fujitsu's and our technological developments in the current and third generation mobile communications markets. We hold 66% of the joint venture's equity and Fujitsu holds the remaining 34%. The joint venture will distribute its products through Fujitsu's and our sales organizations.

     360NETWORKS. In November 2000, we purchased $ 700 million of 360networks inc. convertible preferred stock. In addition, we entered into an agreement with one of 360networks' subsidiaries to construct the 360pacific fiber optic submarine cable system between North America and Asia. 360networks filed for bankruptcy protection and suspended funding for the 360pacific system in 2001. As a result of 360network's bankruptcy, we wrote down this investment in 2001. See Item 5 -- "Alcatel's Operating and Financial Review and Prospects."

BUSINESS OVERVIEW

     The simplified organizational chart below sets forth our four business segments reflected in our consolidated financial statements for 2001, and the principal business activities of each segment.

                                                                                                               SPACE AND
         CARRIER NETWORKING                      OPTICS                         e-BUSINESS                    COMPONENTS
   -------------------------------        ------------------------       --------------------------          ------------
 - Broadband Networking                   - Optronics                    - e-Business  Networking            - Space
 - Mobile Networks                        - Terrestrial Networks         - e-Business  Applications          - Batteries
 - Alcatel Microelectronics               - Submarine Networks           - e-Distribution  (Neco)            - Components
 - Voice Networks                         - Optical Fibers               - Mobile Phones
 - Multiservice Software Solutions        - Wireless Transmission
 - Alcatel Services

     For financial information by operating segment and geographic market, please refer to Note 4(a) to our consolidated financial statements and Item 5 -- "Alcatel's Operating and Financial Review and Prospects."

CARRIER NETWORKING

     GENERAL. This segment provides end-to-end networking products, services and solutions to telecommunications service providers of fixed and mobile multimedia networks. We seek to provide a networking infrastructure that optimizes operational efficiencies and enables the rapid rollout by service providers of profitable services to end users. In 2001, the Carrier Networking group had net sales of EURO 11,478 million (including sales of EURO 151 million to our other business segments) accounting for 44.6% of our total net sales.

     BROADBAND NETWORKING (BND). This division addresses the broadband data networks segment of the telecommunications service provider market. BND defines, develops and delivers end-to-end data products and services for broadband access (through digital subscriber line (DSL) and fiber to the user (FTTU)) and broadband switching/ routing (through asynchronous transfer mode (ATM), internet protocol (IP) and multiprotocol label switching (MPLS)), which services are complemented by a network and service management portfolio.

     In terms of broadband access, we are independently recognized as the world leader in DSL, having shipped more than 15 million asynchronous digital subscriber line (ADSL) lines since 1999, which has earned us approximately 42 percent of the global market in 2001. DSL solves the bandwidth problem associated with delivering high speed data over phone lines. When a computer receives information from the Internet over a phone line, the telephone company filters the information that it receives as digital data and converts it into analog for telephone lines requiring the computer's modem to change the data back into digital form. A DSL transmission is digital, which eliminates the need for this conversion. With DSL, phone lines are able to carry more bandwidth for transmitting data. In addition, a single copper telephone wire using DSL can carry both data and voice signals simultaneously and can maintain a continuously connected data signal. Our product, the 7300 ASAM, which was introduced in the second half of 2000, is the successor to our 1000 ASAM DSL platform. The 7300 ASAM enables mass deployment of broadband services, such as high speed Internet access, voice over DSL (VoDSL) and virtual private networks (VPNs), for both business and residential customers. In 2001, we commenced trials using video over ADSL technology, which offers end users the ability to receive video transmissions as well as integrated voice and fast Internet access over a single copper telephone wire.

     Leveraging our expertise in broadband, this division also provides a fiber access platform to enable even greater service and bandwidth growth through FTTU. FTTU is a broadband access solution that can be used in both newly constructed and existing networks. FTTU allows multiple subscribers to share fiber to transmit voice, data and video for residential and business. We demonstrated our 7340 FTTU product in 2001 and released it for commercial use in early 2002.

     To facilitate the transmission and switching of information in a telecommunications network, our ATM products that we incorporated into our product portfolio with the acquisition of Newbridge in 2000 address service providers' data networking needs. Our ATM products provide telecommunications service providers with the ability to preserve their existing data, video and voice services through the management of traffic in their network and to scale their network while in-service to meet the expanding growth of IP traffic. Our products accomplish these tasks by adapting, aggregating and implementing services for ATM networks and ATM/IP/MPLS converged networks carrying voice, data and video and by supporting a variety of data networking applications, including advanced IP services and broadband access aggregation. We offer ATM products for all major parts of a service providers' networks. These include the 7670 routing switch platform (RSP) that we introduced in 2001 for large telecommunications service providers whose networks use multiple technologies to carry voice, data and video traffic; the 7470 multiservice platform for more regional carriers whose networks do not require as much capacity as provided by the 7670 RSP; and the 7270 multiservice concentrator for customer-located or remote central office applications that carry primarily data and voice traffic.

     We also introduced the 7770 Routing Core Platform (RCP) in 2001, a carrier grade, IP core router that provides high speed routing capacity. Its software and hardware redundancy provide a reliable backbone solution for next generation IP networks. The 7770 RCP also integrates with our optical transmission hardware and software products to create a platform that allows operators to provide services such as VPNs (virtual private networks) over both an IP and optical backbone while reducing overall cost.

     Our network service management products provide the intelligence for our hardware solutions through a variety of software applications that allow our customers to control network connections, customer billing, care and management as well as Internet access and service assurance. Our 5620 Network Manager (NM) is the cornerstone of our family of network and service management products for data networks. As an integrated part of our family of broadband products, the 5620 NM manages wireline and wireless broadband services that originate on access devices and are transported over edge and core switches. The 5620 NM is currently installed in more than 1,000 networks worldwide, including with over 350 service providers.

     MOBILE NETWORKS. This division focuses mainly on providing voice and non-voice networks and services for wireless service providers. During 2001, despite a declining market in Western Europe, as a result of our sales outside of Western Europe, we were able to increase our sales of mobile communication systems based on the global system for mobile communications (GSM) standard (also referred to as a "2G," or second generation, technology), including those that use general packet radio service (GPRS) technology (2.5G) to provide Internet-based services and applications, over 2000 levels. Our goals are to not only maintain our growth and to further improve our profitability in the GSM market, but also to establish a strong and lasting presence in the next generation, or "3G," market known as the Universal Mobile Telephone Communications System (UMTS), with low cost and first-to-market network solutions. We demonstrated our technical advances in the area of UMTS networks, which will support data transfer rates from 144 Kbit/s to 2 Mbit/s, through fully functioning test networks in France, Sweden and Poland during 2001 and the early part of 2002.

     Our Evolium(TM) products provide radio and base stations for GSM and/or UMTS networks. These products are designed to facilitate rapid network deployment and expansion and allow our customers to reduce their total costs of ownership, enhance capacity solutions and improve quality of service. Our joint venture with Fujitsu provides us with competitive and comprehensive 3G/UMTS mobile radio and core network solutions. With our Evolium(TM)3G portfolio, mobile operators can offer a new range of data services including prepaid data services, as well as high-quality circuit-switched, voice communications.

     ALCATEL MICROELECTRONICS (AME). This division designs and manufactures communication chips for next generation (which are networks carrying voice and data simultaneously) networks, delivering integrated voice and data communications for wireline and wireless solutions as well as automotive and computer peripheral applications. AME uses "System-on-Chip" design, a technological development that allows complex functionality to be implemented within integrated circuits. AME has also pioneered the development of direct conversion (zero IF) radio technology over the last decade. Zero IF technology reduces the number of chips required in a circuit, thereby reducing the size of the final product.

     Our product offerings are organized in the following categories:

     - Wireline solutions include chipsets for ADSL (marketed under the DynaMiTe(TM) name), ISDN (integrated services digital network), POTS (plain old telephone service) and DECT (digital enhanced cordless telecommunications).

     - Wireless solutions include advanced radio frequency chipsets for mobile cellular telephones and cordless telephones (using DECT technology). The expertise that we gained through in-depth work on those concepts is now being applied to the development of solutions using Bluetooth technology, a short-range wireless technology that will allow devices to share data with each other up to a distance of 10 meters.

     - Automotive solutions include the integration of smart sensors and the interfacing of application-specific integrated circuits (ASIC's, which can be customized by the designer or by the customer) as well as in-vehicle networking.

     - AME's intelligent interface technologies for computer peripheral applications. These applications usually require the interfacing of digital and analog devices. AME's technologies allow customers to develop and optimize their own products.

     In 2001, Alcatel Microelectronics entered into several joint ventures to expand our ADSL chipset products and develop wireless solutions using Bluetooth technology.

     VOICE NETWORKS. Despite the swift rise of Internet traffic in the networks of telecommunications carriers, narrowband, or "classical voice," switching and routing still accounts for a majority of incumbent operators' revenue generation. We are a world leader in fixed line telephony having reached over 300 million lines installed by the end of 2001. Nonetheless, growth in this market is expected to slow over the coming years and we have continued to implement a strategy of streamlining research and development efforts and of outsourcing the maintenance and support activities of our current product line. This division provides voice switching solutions, including softswitches, next generation networking (NGN) management, other integrated solutions (Litespan) and network element management in a multi-vendor environment. The primary products of this division include:

     - Alcatel 1000 MM -- allows telecommunications service providers that use E10 or S12 legacy switches in their networks to run IP traffic on their installed base faster and cheaper.

     - Alcatel 5000 Softswitch Platform- the "next generation intelligence" in a distributed switch/ router network. This software package bridges the gap between voice and data networks on a traditional voice network.

     - Alcatel 7505 and 7510 Media Gateways -- provides seamless voice interconnections between public switched telephone networks (PSTN) and IP networks.

     - Alcatel Litespan-1540 -- is a flexible multiservice access node that enables a telecommunications service provider to deliver multiple access services, such as such as ADSL, voice, and leased lines to an area from a single node. Residential, small and home offices, small and medium enterprises (SMEs), and large corporate customers can all be served from a single Litespan-1540 access node distributed as close to their premises as economically feasible.

     MULTISERVICE SOFTWARE SOLUTIONS (MSS). This division offers intelligent solutions to our customers to help them remain competitive in the emerging world of next-generation (IP/packet based) networks. MSS uses intelligent network technology to offer an array of value-added applications, including fixed and mobile voice, messaging, Internet, IP and multimedia. The division's mobile portal solutions and convergent content applications provide ready-to-use applications that help enhance customer loyalty, allow for the development of new services such as messaging, gaming, entertainment, mobile-commerce and e-commerce and provide Internet content to wireless devices such as mobile handsets, PCs, Internet screenphones and personal digital assistants (PDAs).

     Software products for networks include our 8610 series, which enables prepaid services such as prepaid mobile service and calling cards, our 8670 series, which enables fixed and mobile phone number portability, and our 8680 series, which provides messaging services such as global voice mail and unified messaging service.

     ALCATEL SERVICES. Though operationally separate from Carrier Networking as a business group, for financial reporting purposes this group is included within the Carrier Networking segment. Alcatel Services is organized into two business divisions: the Network Services Division (NSD) and Transport Automation Systems
(TAS).

     NSD plans, designs, installs, operates and maintains networks tailored to customers' objectives, whatever their infrastructure requirements: voice or data, wireless or wireline, regional or national. The networks that we serve can consist entirely of our comprehensive portfolio of products and applications or can integrate multi-vendor elements. Through our network of local sub-contractors who are managed by our project management professionals, we can deploy and upgrade all aspects of our customers' networks. NSD is divided into three activities:

     - Network Design and Build -- defines, designs, builds and integrates equipment and software management systems;

     - Network Operator Support -- provides network support services, including technical operations and maintenance, call centers operations, customer data communication, service activation and assurance; and

     - Operator Support Systems -- provides and integrates software applications enabling the management of the network including the provision and billing of the service.

     TAS provides turnkey solutions for train management and control systems for inter-city and metro lines, including integrated rail communications. TAS has developed a new generation of train routing systems that use computer platforms to execute complex functions. For example, train speeds can be constantly controlled by onboard systems, with modern telecommunications providing a link to our custom-designed network management centers.

OPTICS

     GENERAL. The Optics segment produces and installs systems to transmit voice, data and multimedia applications through optical fibers and cables using long-haul and metropolitan terrestrial and ultra long-haul submarine networks and through microwaves using fixed point-to-point microwave radio links. This segment also designs, manufactures and sells optical fibers and cables. The Optronics division, which is part of this segment, designs, manufactures and sells high-performance opto-electronic components for use in terrestrial and submarine optical telecommunications networks. Our global optical portfolio is designed for next generation networks where IP and the Synchronous Optical Network (SONET) standard used in the North American market, or the Synchronous Digital Hierarchy (SDH) standard used in the rest of the world, must coexist. In 2000, we created our Class O shares to track the performance of the Optronics division. In 2001, our Optics segment had net sales of EURO 7,540 million (including sales of EURO 105 million to our other business segments) accounting for 29.3% of our total net sales.

     We believe that this division has the following three key assets that differentiate us from our competitors in this segment of the market:

     - AN END-TO-END OPTICAL SOLUTION. We are the only supplier to produce and install optical networks for both terrestrial and submarine systems.

     - A UNIQUE NETWORK INTELLIGENCE. We deliver "intelligence" into an all-optical network with a multi-service network manager that supports both IP and SONET/SDH traffic and provides end-to-end wavelength services. A single management system ties together the optical transport products, optical gateways and optical routers that comprise an optical network.

     - A TRUE WORLDWIDE PRESENCE. Operating in more than 130 countries, we are well positioned to help our customers expand their business abroad and/or to build global networks. Moreover, our strong optical bases in North America and Europe allow us to leverage our European experience in North America for network management and give us flexibility in resource allocation on key projects.

     TERRESTRIAL NETWORKS (TND). This division's turnkey optical transmission networks are based on our transmission products developed and manufactured within our company. These include SDH, SONET, dense wavelength-division multiplexing (DWDM), IP and ATM technologies so that a network can evolve from current technologies (SDH/SONET) to all optical networking (DWDM, IP and ATM), depending upon the requirements both in the backbone area and in the metropolitan area of the network. These systems operate with bandwidth efficiency of up to 10 and 40 gigabits per second. Our product family provides cost-effective solutions that are compatible with a telecommunication service provider's existing installed network, thus allowing support for future broadband demands through an incremental investment by an operator.

     Our product family includes:

     - OPTICAL NETWORK SYSTEMS -- Used for backbone network applications. When bandwidth efficiency, high-level wavelength routing, switching, and restoration are required we offer our 1640 WM/OADM products, released in 2001; for metropolitan and enterprise applications, where flexibility, bit-rate and protocol transparency, and cost-effectiveness are required, we offer our 1686 WM (for regional networks) and 1696 Metro-Span (for city-wide and corporate networks) DWDM products.

     - MULTI-SERVICE NODES AND GATEWAYS -- For use in metropolitan networks (our 1640 FOX, 1650 SMC, 1660 SM and 1641 SX products) as well as in core backbones (our 1670 SM and 1664 SX products). The Alcatel 1674 Lambda Gate is a combination multiservice core gateway and optical cross connect which bridges considerable distances and concentrates large capacities of traffic in one piece of equipment. Our multi-service nodes and gateways deliver SDH conventional services and provide integrated ATM switching and IP routing broadband capabilities. These additional functions improve facility management, reduce operational costs and efficiently offer new services.

     - NETWORK MANAGEMENT -- All of our systems are managed by one common and integrated network management platform, which enables efficient traffic control and routing throughout all network levels, from local to intercontinental links.

     We offer a range of products based on SONET technology, including multi-service network elements and digital cross-connects, together with a comprehensive service package. These include the Alcatel 1603 SMX, a SONET multiservice network element that provides flexibility, reliability and interoperability and is designed for carriers equipped with high-speed networks. We also provide the Alcatel 1680 Optical Gateway Cross Connect that allows customers to overcome the restrictions of a SONET-only network and mix SDH and data traffic into one system.

     SUBMARINE NETWORKS. We are a world leader in the development, manufacture, installation and management of undersea telecommunications cable networks. Our submarine network solutions range from the shortest links (continent to island, coastal festoons) to ultra-long haul systems through transoceanic routes. For the installation of these systems, we rely on a dedicated state-of-the-art fleet of ten cable laying ships to ensure that the system is properly laid. Five of these cable vessels were acquired in 2000 with our acquisition of the marine division of TeleDenmark. During 2001, the demand for submarine networks was reduced substantially from 2000 levels due to excess capacity on transatlantic and, to a lesser degree, Pacific networks, as well as to the financial limitations and bankruptcies suffered by telecommunications network operators. As a result, in 2001 we took steps to reduce our fixed costs, including shutting down or substantially reducing output at three undersea cable plants. We anticipate that demand will remain depressed for at least the next year.

     Our product portfolio implements DWDM technology and offers large system capacities using multiple optical channels. Our product range complies with all recognized international standards. Our submarine network solutions can transport data and voice traffic simultaneously, and provide network operators with the ability to select the interconnection equipment used according to the type of traffic (IP backbone router or high capacity SDH/SONET multiplexer) for each channel. The encasement, armouring and installation of our cables are essential to the design of our submarine cable networks to ensure network reliability. Once installed, our network management products offer network operators fully integrated monitoring and management facilities over both the terrestrial and submarine segments of their networks using industry-standard software and hardware components and standardized interfaces.

     OPTICAL FIBERS. Our optical fiber, cables and passive interconnection hardware link all the active elements of an optical network. Providing the "pipeline" that carries Internet traffic, we develop solutions that are intended to meet current and future bandwidth demands.

     Our product portfolio includes:

     - TeraLight Metro and Ultra fibers, introduced in 2001, support high-capacity metropolitan and long distances that can be upgraded to utilize more transmission bands and increase the channels per band.

     - A full range of singlemode fibers that support long distance, high bandwidth demands on a global basis and multimode fibers that support short distances of local area networks. We introduced an enhanced singlemode fiber in 2001.

     - Our right-of-way solutions help owners and telecommunications operators use the infrastructure of existing utilities, such as powerline, highways, gaspipes, etc. to lay fiber.

     WIRELESS TRANSMISSION. We are a leader in the point-to-point telecommunication microwave market. Our product portfolio offers a wide range of wireless transmission solutions, covering both European telecommunications standards institute (ETSI) and American standard-based environments.

     For the ETSI markets, this division designs, develops and manufactures high-capacity systems based on SDH technology for long-haul (our 9600 LSY/LH product) and urban applications (our 9600 USY product), which carry voice, IP/ATM and video traffic simultaneously, and medium/low-capacity systems based on PDH (plesiocghronous digital hierarchy) technology, for long-distance (our 9400 LX product) and urban (our 9400 UX product) applications. For the U.S. market, we provide high-capacity SONET systems (our MDR-4000s, MDR-8000s, and MDR-9000s products, launched in 2001) and medium/low-capacity PDH microwave radios (our MDR-4000e, MDR-6000, MDR-8000 products).

     Our product portfolio is suitable for public and private transmission networks, mobile and broadband distribution applications and private business point-to-point data connections. Moreover, we supply turn-key solutions that relieve customers of the day-to-day efforts needed to manage several different subcontractors.

     See "Business of the Optronics Division" below for a description of Optronics.

e-BUSINESS

     GENERAL. The e-Business segment produces, supplies, implements and supports a broad range of business and consumer products, including private branch exchanges ("PBXs"), LAN switches, data communication equipment and GSM and GPRS handsets. The integration of voice, data and images on a single network is the catalyst of a fundamental evolution in business communication tools, which is the result of the changing needs of business today. Our strategy is based on the development of infrastructures and open communication software applications to serve e-Business applications in order to take effective advantage of the possibilities offered by the Internet economy. We have completed a three-year re-engineering program in which we have focused our research and development efforts on voice/data convergence products, leveraged our broadband leadership to introduce managed services solutions, entered into contracts to sell our e-Distribution division in Europe and outsourced production of our mobile handsets. In 2001, our e-Business segment had total sales of EURO 3,488 million (including sales of EURO 54 million to our other business segments) accounting for 13.5% of our total net sales.

     e-BUSINESS NETWORKING (eND). This division designs and builds hardware and software that provide business enterprises with easy to use, open communications networking solutions. Many communication challenges stem from disparate business functions and systems trying to work together. eND provides IP communications that deliver networks that are scalable, mobile and easily managed and that use software based on standard protocols so that users will not be limited in a network expansion. The key element of our product line is the Alcatel OmniPCX (private communication exchange) 4400, a product designed for small and medium-sized businesses that makes telephony (whether wired, cordless or wireless), Internet, email and LAN available within a single communication system. Using standard protocols, the virtual private network (VPN) capability of the Omni PCX 4400 provides secure communications between a customer's main office and its off-site employees or branch offices via the Internet. For infrastructure networking, the Omni product family includes OmniCore switches, which provide enterprises with intelligent core switches that support converged voice, data and video networks.

     e-BUSINESS APPLICATIONS. Through our wholly-owned subsidiary, Genesys, we are a leading provider of customer contact center solutions that focus on collaborative customer relationship management (CRM) strategies that manage customer interactions and communications. Our contact centers enable a business to "intelligently" route all incoming and outgoing customer interactions, whether over phone, email, or the Internet, using our Universal Queue2 technology. Certain criteria, such as revenue goals, individual customer knowledge, demographic information, agent skill sets and company-wide business processes determine the routing of customer interactions. Calls that are intelligently routed reduce telecommunications charges and increase customer service agent productivity at the contact center.

     To assist business planning, our contact center software collects and manages real-time customer information that is gathered during customer interactions. This software operates in all types of network environments (circuit-switched, IP, and wireless), and integrates with a wide range of enterprise software applications. For the mid-market, our Genesys Express packaged solutions are designed to help reduce implementation times for single-site contact center deployments.

     e-DISTRIBUTION Neco, our wholly-owned subsidiary, is an independent value-added reseller that markets our e-Business products and third party products. Neco was created in February 2001 and is organized as a network of European wholly-owned subsidiaries. Neco has a team of 6,500 employees serving 400,000 customers in 17 European countries. On January 15, 2002, we entered into an agreement for the sale of Neco to U.S.-based Platinum Equity. The transaction is subject to regulatory approvals and is not contingent upon outside financing.

     MOBILE PHONES. Due to the extensive supply and demand disruptions in the mobile handset industry that affected the overall sales and profitability performance of our mobile phone business in 2001, we outsourced production of handsets in Europe to a third party manufacturer, Flextronics. As a result, the division now designs and markets mobile handsets, looks for new market opportunities and product concepts to be used by our operator customers and also keeps track of technological evolution and actions by our competitors. The division's sales and marketing department is responsible for all customer relationships, while logistics and product delivery is now outsourced to Flextronics for the Europe, Africa and Middle East regions. The division continues to define all the elements required for the implementation of product launches in different countries.

     We have developed a range of handsets that we market under the OneTouch(TM) name, which capitalize on two key concepts: ease of use and access to customized value-added services. All of the mobile phones that we market operate on the GSM standard and most models include GPRS (general packet radio service) technology, which provides Internet-based services and network applications. In March 2002, we announced the launch of the OneTouch(TM) 715 in Europe, our latest mobile handset using GPRS technology.

SPACE AND COMPONENTS

     GENERAL. The Space and Components segment produces a broad range of space-based systems for the high speed transport of voice, data and multimedia communications. This segment also produces a wide variety of components, mobile telecommunications subsystems (including high frequency components and antennas for microwave transmission), as well as high technology batteries for portable and industrial applications and electronic back-up power supply and conversion systems. In 2001, our Space and Components segment had total sales of EURO 3,684 million (including sales of EURO 535 million to our other business segments) accounting for 12.4% of our total net sales.

     SPACE. Alcatel Space was created in 1998 through a joint venture between Alcatel and Thomson-CSF (now known as Thales). Until 2001, Alcatel Space was owned 51.17% by Alcatel and 48.83% by Thales and was managed by Alcatel. In July 2001, we purchased Thales' 48.83% interest and now Alcatel Space is a wholly-owned subsidiary of Alcatel. Alcatel Space develops satellite technology for telecommunications, navigation, optical and radar observation, meteorology, and other scientific fields. In 2001, the commercial market represented approximately 60% of Alcatel Space's sales, and the institutional market represented the other 40% of sales. With partners around the world, subsidiaries throughout Europe and a strong commitment to research and development, Alcatel Space participates as prime contractor, operator, investor, or service provider in space programs.

     The commercial telecommunications satellite market slowed in 2001. A total of 23 new systems were ordered worldwide, down from 35 (including 10 ordered from our company) in 2000. The slowdown in this market resulted from the downturn in the high-speed Internet market and the merger between two of the sector's largest participants, Societe Europeenne de Satellites and GE Americom. In the commercial area, we received two telecommunications satellite orders in 2001, one for GE Americom and the other for APT Satellite Holdings Limited, a telecommunications operator in the Asia-Pacific region. The contract for APT Satellite is to design and build a high-capacity Apstar telecommunications satellite and related ground segment.

     The institutional market includes satellite-based solutions for telecommunications, navigation, radar and optical observation, weather forecasting and the sciences. We currently are working as a contractor for two Herschel and Planck infrared astronomical satellites for scientific research for the European Space Agency (ESA) and are developing Proteus platforms for small satellites with the French CENTRE NATIONAL D'ETUDES SPATIALES (CNES). The December 2001 launching of Jason, the oceanographic observation satellite for which Alcatel Space developed the platform design, will be followed by the construction of five other astronomical and climate satellites which are scheduled to be launched between now and 2004.

     In addition to the Syracuse III, a communication satellite program currently under construction, we continue to cooperate closely with Thales after repurchasing its 48.83% stake in Alcatel Space.

     BATTERIES. Our wholly owned subsidiary, Saft, produces high technology batteries for a large range of applications. The division's battery operations have three product lines: portable, industrial and specialty. In 2001, we restructured our portable battery line and sold three factories that manufactured portable batteries. Saft solutions include portable rechargeable and non-rechargeable cells and batteries for professional electronics and cordless home appliances as well as power sources for industry, transportation (including aircraft and rail and mass transit), defense and space applications. Saft nickel-cadmium stationary batteries are installed around the globe in a wide variety of industrial and civil applications, which are to be used in the event of sudden power failure.

     COMPONENTS. The components division produces a variety of components and subsystems ranging from electromechanical subsystems to high-frequency components and antennas for microwave transmission. Many of the products developed by this division are used in the telecommunications industry. Our businesses use the electromechanical components developed by this division in our mobile, ADSL and SDH applications. For the fast-moving mobile market, we provide high-frequency subsystems, and we manufacture cellular antennas. The components division also produces high vacuum pumps and systems, and DC drives for the semiconductor industry, the emerging MEMS (microelectromechanical systems) market, and several other industrial applications. In close cooperation with Bosch and PerkinElmer, Inc., we have demonstrated superior Etch rate performances in silicon deep etching, positioning ourselves as a major supplier for MEMS applications and optical networks devices.

MARKETING AND COMPETITION

     MARKETING AND DISTRIBUTION. We sell all of our products, other than e-Business products, through our direct sales force worldwide, except in China where our products are also marketed through our joint ventures that we have formed with Chinese companies. The e-Business segment markets its products through its wholly owned subsidiary, Neco, an independent VAR (value added reseller), formerly the e-Business distribution division. Neco was created in February 2001 and is organized as a network of European wholly-owned subsidiaries. On January 15, 2002, we entered into an agreement for the sale of Neco to U.S.-based Platinum Equity.

     COMPETITION. We believe that technological advancement, quality, reliable on-time delivery, product cost and flexible manufacturing capacities are the main factors that distinguish competitors of each of our segments in their respective markets. Each segment, except for Space and Components, faces competition from numerous smaller companies. These companies may develop or acquire additional competitive products or technologies and attain a significant market presence.

     CARRIER NETWORKING. The markets for broadband access, GSM and UMTS mobile infrastructure, traditional voice switching, next generation networking and network services are highly competitive, with competition coming from major international groups, such as Cisco, Ericsson, Huawei, Lucent, Marconi, Motorola, Nokia, Nortel, Samsung and Siemens.

     OPTICS. The markets for optical terrestrial and submarine transmission, fiber and components are highly competitive, with competition coming both from major international groups, such as Ciena, Cisco, Corning, Furukawa, Hitachi, JDS Uniphase, KDDI, Lucent, Marconi, NEC, Nortel, Pirelli and Tycom. This segment is distinguished by its high barriers to entry.

     e-BUSINESS. The markets for enterprise networking, PBX, customer relationship management applications and GSM mobile telephones are highly competitive, with competition coming from major international groups, such as Avaya, Cisco, Ericsson, Interactive Intelligence, Motorola, Nokia, Siemens and Sony.

     SPACE AND COMPONENTS. The markets for space-based telecommunications and electromechanical components are highly competitive, with competition for our products and services delivered by the Space division coming from major international groups, such as Boeing, Lockheed Martin and Space Systems/ Loral in the United States and Astrium in Europe and for products delivered by our Components division from Flextronics and Emerson.

RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY

     RESEARCH AND DEVELOPMENT. As of December 31, 2001, approximately 21,000 of our employees (approximately 21.1% of all employees) occupied research and development positions. In 2001, 33% of the Research and Development activities took place in the Americas, compared to 65% in Europe and 2% in the Asia Pacific region. For a discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development activities, please refer to Item 5 under "Research and Development."

     During 2001, we have worked towards our target of having all of our research and development activities driven by our business goals. The majority of our management of research and development is now under direct control of our individual business segments and divisions. We believe this provides flexible and customer-oriented development based on a model that plans for constant improvement and innovation .

     The Corporate Chief Technical Officer, assisted by a staff of about 100 people, provides guidance to ensure that our research and development investments are in line with our business strategy. Among the functions assigned to the CTO are the Intellectual Property Management and the Advanced Research and Innovation organization. Intellectual Property Management handles patent rights related to inventions, industrial designs, trademarks, service marks and commercial names and designations. Advanced Research and Innovation creates innovative new product concepts, performs technology development and prototyping and contributes to business case development of emerging new business opportunities for our technologies. Limited staff is devoted to central software and hardware coordination, who work to provide efficiency and effectiveness within our highly decentralized research and development organization through the implementation of common development processes and shared development tools. Also assigned to the CTO is our Network Strategy Group which defines our medium-term network strategy and identifies areas requiring additional investment or changes in development focus. Disruptive innovation as well as medium to long term research are organized around well defined projects, which are assigned to cross-divisional and central research project teams.

     INTELLECTUAL PROPERTY. We rely on patent, trademark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others. We believe that we have direct intellectual property rights or rights under licensing arrangements covering substantially all of our material technologies. However, there can be no assurance that claims of infringement will not be asserted against us or against our customers in connection with their use of our systems and products, nor can there be any assurance as to the outcome of any such claims, given the technological complexity of our systems and products.

     We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. We filed 876 patent applications in 2001, and have a patent portfolio of approximately 6,000 patent families. We do not believe that any single patent or group of related patents is material to our business as a whole.

SOURCES AND AVAILABILITY OF MATERIALS

     We make significant purchases of electronic components, aluminum, steel, silicon, precious metals, plastics and other materials and components from many domestic and foreign sources. We continue to develop and maintain alternative sources of supply for essential materials and components and are involved, to a limited extent, in the production of certain strategic components to avoid complete dependence on outside suppliers. We believe that we will be able to obtain sufficient materials and components from European and other world market sources to meet our production requirements. The recent economic slowdown has caused overcapacity and excess supply and inventories for our suppliers, resulting in reduced prices and delivery lead times for a number of business segments.

PROPERTIES

     We have administrative, production, manufacturing and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas are conducted in France and the United States. We also have operating affiliates and production plants in many other countries, including

Germany, Italy, Spain, Belgium, Canada, Brazil, Switzerland, Norway, the United Kingdom, China, Netherlands, Austria and Australia. Our total global productive capacity is equivalent to 1,348 thousand square meters and is detailed on a regional basis in the table below.

                                                 NORTH         REST OF
BUSINESS GROUP                      EUROPE      AMERICA         WORLD         TOTAL
--------------                      ------      -------        -------        -----
                                        (IN SQUARE METERS OF PRODUCTION CAPACITY)
CARRIER NETWORKING...............     161           27            36            224
OPTICS...........................     272           82            45            399
e-BUSINESS.......................      46            6            --             52
SPACE & COMPONENTS...............     447          136            90            673
                                      ---          ---           ---          -----
  GROUP TOTAL....................     992          251           171          1,348
                                      ===          ===           ===          =====

     We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

     The recent trend of high technology manufacturers is to outsource the manufacturing of their conventional products. Outsourcing provides the manufacturer greater flexibility to adapt quickly to economic and market changes. We intend to outsource the manufacturing of our conventional components where practicable and with respect to which adequate manufacturing capacity and expertise are available. However, we may retain limited manufacturing capacity for our conventional components that will be used for introduction of new products. Our outsourcing program will generally not apply to our higher technology products such as those manufactured by our optics, space and other divisions where we wish to retain manufacturing control.

     An illustration of our implementation of this strategy is our former GSM handset manufacturing facility in Laval, France, which was sold to Flextronics in July 2001. In 2001, we sold four of our plants that manufactured batteries, switching and wireline access products. We intend to continue with this strategy by placing certain of our conventional components manufacturing operations into separate, wholly-owned subsidiaries and divesting these subsidiaries when practicable.

ENVIRONMENTAL MATTERS

     We are subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and might sometime require us to clean up a site at significant cost. Because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

     It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that will not adversely affect the health or environment of communities in which we operate. We have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products. Although we believe that we are in substantial compliance with all environmental and health safety laws and regulations, there is a risk that we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation.

SEASONALITY

     Sales and income from operations that are recorded by the telecommunications sector in each quarter are seasonal. Sales are generally slowest in the first quarter of the year, with increasing sales in the second quarter, but with strongest sales in the fourth quarter. This trend varies each year.

                       BUSINESS OF THE OPTRONICS DIVISION

     The Optronics division designs, manufactures and sells high performance optical components for use in terrestrial and submarine optical telecommunications networks. The division's products produce, change and amplify light that carries traffic over fiber optic networks. The division's products also split light, bundle it or modulate it. Traffic on these networks comprises voice and data, both of which are increasing. In particular, data traffic is growing, driven by growth in global Internet usage. In order to contend with increasing traffic volumes, many telecommunications service providers and network operators have been seeking to increase the capacity of their existing systems by improving transmission capabilities. The drive by telecommunications service providers to increase capacity has resulted in demand for optical components, which permit increased bandwidth. The division seeks to manufacture optoelectronic products designed to meet this demand.

STRATEGY

     In 2001, the optoelectronic industry was dramatically affected by the slowdown in the telecommunications market. The slowdown manifested itself first in the United States, and then in Europe during the second half of the year. The submarine network market, which has represented a significant portion of the division's sales, was particularly adversely affected. System suppliers had stockpiled inventory in 2000 and as a result, the Optronics division experienced a significant number of order cancellations and a large decrease in new orders. As a result, the division instituted cost-cutting measures, including a reduction in general and administrative expenses, headcount and capital expenditures.

     We expect that the cyclical downturn in the submarine market will continue at least for the medium term and that the U.S. market will not begin to show signs of a rebound until the end of the year. Therefore the Optronics division expects declining revenues for the first half of 2002. Thus, the division expects that it may continue to be faced with excess capacity and a high fixed cost.

     The new telecommunications environment has caused the division's customers to change their product requirements, which management believes will be focused on cost effective, high performance solutions containing an array of individual products that are specifically designed for their particular needs. Management also believes that the division's broad product offering, global presence, research and development efforts and systems supplier background will aid it in offering both standardized and customized solutions for its customers.

ACQUISITIONS

     In 2000, the division acquired Innovative Fibers, Inc. (now known as Alcatel Optronics Canada), a Canadian company and leader in fiber bragg grating
(FBG) technology used to create sophisticated opto-passive components by inscribing patters into fiber.

     In 2001, Alcatel acquired Kymata, Ltd. (now known as Alcatel Optronics UK Ltd.), a U.K. company using planar technology to create passive components for the DWDM market. Planar technology provides optical waveguides, an important platform for the integration of active and passive components. Using this technology, Kymata produces arrayed waveguide gratings (AWG) multiplexers/ demultiplexers, the first commercially available devices using planar processes. AWG is one of the leading technologies for the metropolitan optical network market.

PRODUCTS

     There are two primary types of fiber optical components: active components and passive components. An active component requires a source of energy to function and modifies the nature of the signal that passes through it. An active optical component can:

     -  produce light from electricity (like a laser);

     -  change light to electricity (like a photodetector);

     -  excite light (like a pump laser); or

     -  amplify light (like an optical amplifier sub-system),

     The division offers four segments of active components:

     - discrete modules, which include DWDM lasers, detectors and optical routing modules;

     - pump modules, which are high-powered lasers that amplify the optical signal in terrestrial and submarine networks and are key components of optical amplifiers;

     - optical amplifier sub-systems, which include both the amplifier sub-systems used to increase the strength of light in DWDM submarine and terrestrial systems, and optical board solutions, which were introduced in 2001 and can be used in long-haul, ultra long-haul, optical cross-connect, metropolitan and regional markets;

     - optical interface sub-systems, which combine all the required equipment to transmit and/or receive signals.

     A passive component can only modify the characteristics of a light signal by filtering, bundling or routing it but does not require a source of energy to function. As a result of its acquisitions, the division currently offers two product lines of passive components:

     - fiber-based passives, which include FBG filters used in terrestrial and submarine systems as channel selectors or wavelength stabilizers; and

     - planar-based passives, which include various components based on planar technology used in terrestrial and submarine systems as multiplexers, demultiplexers, channel inventory and monitoring devices, variable attenuators and optical switches.

     During 2001, the Optronics division achieved the following milestones:

     - The launch of a new module laser that allows for the reduction in spacing between each signal, increasing the number of channels carried by WDM systems (up to 80 channels instead of 40).

     - The creation of a new generation of laser whose wavelength can be fine-tuned. By adjusting the temperature of the laser, the emitted signal can generate 8 different wavelengths. This laser module can replace 8 different laser modules in a DWDM transmission system. At the operator's level, it reduces the number of required spares in optical cards and, consequently, the system maintenance costs.

     - The launch of a high performance optical receiver for metropolitan and long-haul DWDM terrestrial applications. This optical receiver saves space and cost in high bit-rate systems, offering high flexibility to system designers. The optical component translates photons received at the end of the fiber line into electrons.

     - The creation of a complete product family dedicated to long-haul and ultra long-haul optical amplification. Based on a new technology enhancing the systems' performance, this product family offers a complete set of solutions ranging from basic pump modules, multi-pump modules (several pumps in a module) and optical amplifier sub-systems.

     - The launch of a high power submarine pump. This pump is a main part of the submerged optical repeater in submarine transmission, with a lifetime exceeding 25 years. Such high pump power allows for an increase in the number of wavelengths in new generation submarine DWDM.

     - The launch of a new optical add/drop multiplexer, based on FBG technology, allows for the addition or subtraction of a specific wavelength in a multi-channel transmission link.

APPLICATIONS

     The Optronics division's products are used in five main applications: submarine networks, long-haul terrestrial backbones, metropolitan links, optical routing and switching and subscriber access networks.

     SUBMARINE NETWORKS. In order to transmit voice or data on a submarine cable, terminals and optical repeater systems must be deployed along the cable, which is typically more than 5,000 kilometers long. Submarine transmission needs have been addressed through the use of DWDM technology. The division's products are used in these very long-haul transport systems for both terminals and repeaters. For terminal systems, the division's DWDM lasers are a key element for generating multi-color signals and, for repeater systems, the division's high reliability pumps, which are devices that excite atoms to strengthen optical signals, give a significant competitive advantage to its customers, allowing them to increase the distance between each repeater. We, Alcatel, the division's main customer, have developed our leading position in this market in part due to the division's high-performance products.

     LONG-HAUL TERRESTRIAL BACKBONES. As in submarine networks, terminal systems and optical repeaters are deployed along a terrestrial cable, which is typically approximately 1,000 kilometers long, to transmit voice and data. Terminal systems are systems at the end of a submarine or terrestrial network, and optical repeaters are devices that regenerate and restore optical signals distorted by attenuation. DWDM technology is used for almost all new long-haul terrestrial systems because it offers the most cost-effective solution for high-capacity transportation, while at the same time offering less costly capacity expansion because new wavelengths can be added without network modification. The division's lasers, high-power laser pumps and amplifier sub-systems are used in these backbones.

     METROPOLITAN LINKS. Short-haul optical junctions are used to connect local switching points, which are points where different networks are interconnected to form a transmission path between users in a telecommunications network. Their typical length is 20-50 kilometers. The Optronics division believes this application has growth potential because the increased long-haul traffic has resulted in increased need for expanded capacity at the metropolitan links level. The Optronics division has developed specifically-targeted products for this market, including high-power lasers, very compact amplifier sub-systems and high-speed optical interfaces.

     ROUTING AND SWITCHING. To avoid numerous and costly conversions from light to electrical current and to permit high speed all-optical networks to exist, another optical layer capable of switching light is currently planned. This will require a new generation of complex optical components. The Optronics division was the first company to introduce a commercial semi-conductor optical amplifier device in 1997 and has been a pioneer in demonstrating the feasibility of this technology.

     SUBSCRIBER ACCESS LINKS. Subscriber access links are designed to access subscribers directly. They feature a wide variety of topologies and architectures such as enterprise links, wide area networks or local area networks, cable TV networks, fiber to the building, fiber to the curb or fiber to the home. The Optronics division's products are focused on DWDM access and are mainly used in cable TV and enterprise networks.

CUSTOMERS

     We are the division's principal customer and although the division is pursuing a strategy of increasing its sales outside of Alcatel and its subsidiaries, it is anticipated that we will remain the division's principal customer in the foreseeable future. The division is particularly reliant on sales to our businesses for pump modules, in particular submarine pumps, optical amplifier sub-systems and optical interfaces.

     Because sales to Alcatel are contractual and subject to a negotiation process substantially similar to the sales process applicable to the Optronics division's other customers, the division's sales to our businesses are on competitive terms. Our other divisions are not obligated to purchase their supplies from the Optronics division and we pursue a strategy of second source purchasing to secure price and availability. Our strategy is designed to ensure that the Optronics division remains competitive in its product offerings whether they are to other Alcatel divisions or to outside customers.

     The Optronics division's principal external customers include most of the world's major manufacturers of equipment for telecommunications network operators. For the division's products offered on the open market only, the division's top five customers, excluding other Alcatel divisions, accounted for almost 80% of external sales.

     In 2001, 39% of the division's net sales were attributed to submarine links and 61% were attributed to terrestrial products.

MARKETING AND SALES ORGANIZATION

     The Optronics division has developed an international marketing and sales organization capable of focusing on individual customers in its existing markets and targeting new customers in newer markets. Of the division's 2001 net sales, 95% was realized by its direct sales force. In December 2001, the division opened a sales office in Shenzhen, China, which also provides technical support. The division also uses, to a limited extent, indirect sales channels consisting of sales representatives and distributors located around the world, notably in Asia.

SUPPLIERS

     The key raw materials that the Optronics division uses in the manufacturing of its products tend to be available from only a small number of suppliers. In order to avoid over-reliance on any single source, as a general policy, the division seeks to have at least two suppliers qualified for each raw material that it uses. Exceptions to this policy may exist when new products are brought to market. Because of the need to get new products to market quickly, the Optronics division will initially work with single suppliers before later qualifying alternate sources.

     To ensure the availability of key raw materials at prices and quality levels which are commercially acceptable, the Optronics division seeks to work closely with its suppliers. It has entered into supply contracts with terms of one or two years with a limited number of key suppliers. These contracts generally provide for access to specified volumes of key strategic parts. Manufacturing capacity reserved for the division and pricing conditions are negotiated on a yearly basis according to forecasted volumes. As a result of the foregoing, the division's supply relationships tend to be relatively concentrated.

COMPETITION

     The market for optical components is highly competitive, with competition coming both from major international groups, such as Corning, Hitachi, JDS Uniphase, Agere, Mitsubishi, NEC and Nortel, and from niche manufacturers such as Furukawa and Anritsu. The Optronics division believes that technological advancement, quality, reliable on-time delivery, the ability to customize products quickly, product cost and flexible manufacturing capacities are the main factors that distinguish competitors in its markets.

     The division faces competition from numerous other smaller companies. These companies may develop or acquire additional competitive products or technologies to attain a significant market presence. In the active components market segment, there are high barriers to entry such as high fixed costs for front-end manufacturing and high and expensive technological content. In the passive components market segment, new competitors may emerge quickly since the technologies are relatively easy to acquire, capital expenditures are relatively low and the main costs are labor-related.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

PRESENTATION OF FINANCIAL INFORMATION

     This Form 20-F contains forward-looking statements based on beliefs of our management. We use the words "anticipate," "believe," "expect," "may," "will," "intend," "should," "plan," "project," or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

     The following discussion of our financial condition and results of operations should be read in conjunction with Alcatel's consolidated financial statements and the related notes presented elsewhere in this document. Alcatel's consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant ways from U.S. GAAP. The most significant differences which affect the presentation of our financial results relate to accounting for restructuring costs, duration of amortization of goodwill for acquisitions prior to 1999, use of the French pooling-of-interests accounting method, and accounting of derivative instruments and hedging activities. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and a reconciliation of our net income (loss) and shareholders' equity to U.S. GAAP, please refer to Notes 36 through 40 in Alcatel's consolidated financial statements included elsewhere in this document.

     We reorganized our business segments in each of the years 2000 and 1999. In the discussion of our results of operations below, we have restated certain of the 1999 financial data (but not our consolidated financial statements) to reflect the reorganization of our business segments completed in 2000, as well as the change in presentation for pension accounting and the French accounting standards adopted in 1999 described in Notes 3 and 4 to Alcatel's consolidated financial statements included elsewhere in this document.

     In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate financial statements for the Optronics division that are included elsewhere in this document, and a discussion of its operating and financial review and prospects are included in this Item 5.

CHANGES IN ACCOUNTING STANDARDS

     Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries have been presented in accordance with the "New principles and accounting methodology relative to consolidated financial statements" Regulation 99-02 approved by decree dated June 22, 1999 of the "Comite de Reglementation Comptable." The adoption of the 1999 standards does not affect our results of operations or shareholders' equity as reconciled to U.S. GAAP. The 1999 standards impact our financial statements in four principal ways:

     1. ADOPTION OF "POOLING OF INTEREST" ACCOUNTING TREATMENT FOR STOCK-FOR-STOCK ACQUISITIONS. In our consolidated financial statements for the year ended December 31, 1998, we accounted for our acquisition of DSC Communications Corporation under the purchase accounting method. Under the 1999 standards, we can account for future stock-for-stock acquisitions, as well as the DSC acquisition, under the pooling of interests accounting method. Treatment of the DSC acquisition under the pooling of interest accounting method has resulted in a decrease in our shareholders' equity of EURO (110) million at January 1, 1999, an increase in income from operations for 1999 of EURO 36 million and an increase in the amortization of goodwill for 1999 of EURO 4 million (pre-existing goodwill on DSC's balance sheet at the acquisition date).

     2. GOODWILL MAY NO LONGER BE CHARGED TO SHAREHOLDERS' EQUITY. Under the new method, stock-for-stock acquisitions must be accounted for with recognition of goodwill as an asset. Consequently, the goodwill relating to the acquisition of 12.6% of Alcatel SEL and 30% of Alcatel NV in 1992 has been restated. In addition, mergers accounted for on a carryover basis must be accounted for based upon the fair value of the merged businesses. This mainly impacts the merger of Alcatel and CFA in 1989. Finally, the debt incurred for the acquisition of 30% of Alcatel NV in 1992 has been discounted to reflect its fair value when incurred. The effect of the restatements of these transactions amounted to an increase of EURO 565 million in shareholders' equity, and an increase of EURO 48 million in amortization of goodwill for 1999.

     3. NEW METHOD FOR ACCOUNTING FOR SIMILAR ASSET EXCHANGES. Under the new method, the exchange of assets must be accounted for on the basis of fair value rather than on a carryover basis. The adoption of this accounting method principally affected the treatment of our investment in Thomson-CSF (now known as Thales) in 1998, and resulted in an increase of EURO 438 million in shareholders' equity, and an increase of EURO 30 million in amortization of goodwill for 1999.

     4. ONE-TIME INCOME STATEMENT IMPACT OF "PURCHASED R&D" RELATED TO ACQUISITIONS PAID IN CASH. Under this method, the portion of the purchase price corresponding to purchased research and development must be immediately recorded as an expense. Accordingly, the portion of the acquisition price paid in cash for Packet Engines Corporation, Assured Access Technology, Xylan Corporation and Internet Devices, Inc. for research and development was recorded as an expense. The effect of this new accounting treatment has been an expense of EURO
          (329) million related to purchased research and development relative to acquisitions and a corresponding decrease of EURO (12) million in amortization of goodwill for 1999.

     In 1999, our board of directors adopted a change in valuation and presentation of pension accounting. Under the presentation change, financial components of pension costs which were previously recorded under income from operations are now recorded under financial income (loss). This adjustment increased our income from operations for the year ended December 31, 1999 by EURO 38 million and increased our pro forma income from operations for the year ended December 31, 1998 by EURO 46 million. The change in valuation of pension accounting increased our other revenue for 1999 by EURO 75 million. These changes are detailed in Notes 1(k), 5 and 6 to Alcatel's consolidated financial statements.

     The "Comite de Reglementation Comptable" approved the "reglement sur les passifs" (regulation on liabilities) n00-06. This regulation became effective as of January 1, 2002, with optional implementation as of January 1, 2000. We did not apply this new accounting principle to our 2001 financial statements. We do not anticipate a significant effect from the implementation of this regulation on our net income or on our financial position.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which are prepared in accordance with the French GAAP principles as described in Note 1 of the notes to Alcatel's consolidated financial statements. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex or subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of our assets, liabilities and shareholders' equity, and of our earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon.

     We believe that the accounting methods and policies listed below are those most likely to be affected by these estimates and assessments:

     DEFERRED TAX ASSETS. Deferred tax assets are recognized if it is more likely than not they will be realized in the years to come. Significant judgment by management is required in determining our recognition of deferred tax assets on the balance sheet. This recognition is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to write off a portion or all of the deferred tax assets which could materially impact our financial position and results of operations.

     GOODWILL AND INTANGIBLE ASSETS. When there are signs of a loss in value of goodwill and intangible assets during the course of the year, impairment tests are conducted on the goodwill and intangible assets concerned, and impairment losses are recorded, if necessary. This exceptional amortization is calculated based on the forecasted discounted operating cash flow or on the market value of such assets, if an active market exists. A change in the markets may cause us to review the value of some goodwill and to record any additional exceptional amortization.

     VALUATION ALLOWANCE FOR INVENTORY AND FOR DOUBTFUL ACCOUNTS RECEIVABLE. A valuation allowance is recorded to recognize the difference between the net realizable value expected from inventory and its carrying value. This allowance is calculated based on an analysis by us of any predictable changes in demand, technology or the markets, mainly to identify any obsolete or excess inventory. A valuation allowance is also recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects a customer's ability to honor its debts and the age of the debts in question. If the market conditions and the customers' financial position were to deteriorate in the future, then these factors would be taken into account when the allowance is calculated.

     CUSTOMER WARRANTIES. Reserves are recorded for warranties given to customers of our products for manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed, as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate at the time the sale is made of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

     LONG-TERM CONTRACTS. Long-term contracts are accounted for according to the percentage-of-completion method, with a provision recorded for any estimated future losses at termination. The margin at completion on these contracts, as well as the valuation of possible losses is based on estimates that are liable to vary over time, depending on factors such as changes in contracts and unexpected technical problems encountered during the life of the contracts.

             ALCATEL'S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERALL PERSPECTIVE

     As described below, the global economic slowdown and the deterioration of the telecommunications and information infrastructure sectors had a material impact on our results of operations for 2001. The industry in general was and continues to be impacted by a slowdown in spending by established telecommunications service providers as well as the financial difficulties of some customers and the bankruptcies of other customers (especially non-established telecommunication operators) and competitors alike. For the first half of 2001, we experienced an increase in revenues and had income from operations, while revenues substantially declined and operating losses were incurred during the second half. However, we responded with strong action to the challenges of the difficult economic environment through substantial restructuring efforts and significant actions to improve our balance sheet.

     Our restructuring plan has involved the implementation of a number of initiatives to streamline our business and reduce fixed costs, through the exit from certain businesses, the sale of manufacturing plants, a workforce reduction of approximately 14,000 permanent employees and approximately 5,000 temporary employees and contract workers during 2001, and the implementation of outsourcing programs for manufacturing and the refocusing of our research and development efforts in growth products. In furtherance of our restructuring plan, during 2001 we sold certain businesses, including our DSL modem business, and we divested 80% of our interest in Nexans, our energy cables business. During the same period, we also sold all of our ownership interests in Alstom and Areva, and part of our ownership interests in Thales and Thomson multimedia, as well as various assets, including manufacturing facilities in France and the United States, and we entered into an agreement to sell our European e-business distribution network. In 2002 to date, we have sold manufacturing facilities in Germany, Spain and France.

     We improved our balance sheet mainly through the reduction of net inventories and work-in-progress from EURO 7.4 billion (EURO 6.7 billion excluding Nexan's inventory) at year-end 2000 to EURO 4.7 billion at year-end 2001 (through better inventory management processes and write-offs of excess and obsolete inventory), the impairment of goodwill for several acquisitions in North America, a significant reduction in net financial debt from EURO 4.3 billion at the end of 2000 to EURO 2.7 billion at the end of 2001, and the net improvement of account receivables.

     The reduction of our net inventory and work-in-progress and more efficient cash management of our accounts receivable and accounts payable resulted in our generating over EURO 1.7 billion in positive operating cash flow in our fourth quarter of 2001 and as a result we had positive cash flow from operations in 2001 of EURO 545 million.

     The actions we took in 2001 are even more crucial as we expect 2002 to remain challenging. We expect our first quarter 2002 sales to decline by around 30% compared to the fourth quarter of 2001, with market softness compounding the usual seasonal effect. However, we expect our loss from operations for the first quarter 2002 to be approximately the same as the fourth quarter of 2001, despite the expected drop in sales volume, as a result of reduced costs and the non-recurrence of exceptional charges such as inventory depreciation, restructuring and provisions for doubtful customer accounts taken in the fourth quarter of 2001.

     Overall, we should benefit in 2002 from the efforts we made during 2001 to improve our balance sheet and from the decrease of our quarterly expenses due to the restructuring, including the reduction of our total workforce announced during 2001. We expect that our workforce will be reduced to approximately 84,000 employees by year end 2002. This should be accomplished through the implementation of approximately 7,000 job reductions and the transfer of approximately 8,000 positions through outsourcing and asset disposals, which reductions and transfers are part of the workforce reductions announced in 2001. We expect that our full-year 2002 income from operations will be positive. We are also targeting an additional EURO 1 billion reduction in operating working capital, further reducing our net debt, and generating positive cash flow from operations for 2002. However, if global economic and telecommunications market conditions do not improve or deteriorate further, we may not achieve our targets or have positive income from operations for 2002, and we may experience continued material adverse effects on our business, operating results and financial condition.

     We expect our restructuring costs in year 2002 to be more in line with those for years prior to 2001. However, if the situation in the telecommunications industry or economic conditions in general were to deteriorate further, we would have to consider taking additional restructuring steps, with a corresponding increase in restructuring costs.

     Despite the difficult economic environment during 2001, our business units continued to compete effectively against our peers. During that year, we increased our global market share in fixed and mobile networks, establishing Alcatel as the global leader among infrastructure vendors. For example, according to RHK, a leading telecommunications market research firm, in their reports issued in January and February 2002, we were ranked number one worldwide in sales of terrestrial and submarine optical transmissions systems in 2001. Infonetics, an international market research and consulting firm, reported in a March 2002 report that we continued to lead the worldwide market for digital subscriber line (DSL) equipment with a 42 percent share of DSL port shipments in 2001. The Dell'Oro Group, another leading telecommunications market research firm, reported in a February 2002 report that we made the biggest multiservice wide area network (WAN) market share gain in 2001 and became the second biggest supplier during the second half of the year, based on port shipments. Once market demand increases, we believe that our leading positions in broadband and optics technology provide us with a solid operating foundation to attract a higher portion of operators' projected reduced capital expenditures, particularly at the access level. However, it is uncertain when market demand will start to increase. In addition, although we have achieved market share gains relative to our competitors, the telecommunications industry in which we market our products is volatile and highly competitive, and our competitive position may be adversely affected by severe price competition or an inability on our part to bring to market products resulting from technological innovations in our industry.

     HIGHLIGHTS OF TRANSACTIONS DURING 2002. In January 2002, we entered into a merger agreement to acquire Astral Point Communications, Inc., a provider of optical networking products, for 9 million Class A shares in exchange for all the outstanding stock, options and warrants of Astral Point. This transaction is expected to close in April 2002. Although we expect this transaction to close as described, we can provide no assurances that it will be consummated under its current terms or otherwise.

     In January, 2002, we announced that Sanmina-SCI Corporation, a leading electronics contract manufacturer, agreed to purchase our manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain. The transaction is expected to close by summer 2002. In February, 2002, STMicroelectronics and we announced a cooperation agreement for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications, which contemplates the transfer to STMicroelectronics of our team of mobile phone integrated circuit designers. In March, 2002, we announced the signing of a memorandum of understanding with Jabil Circuit to outsource the European manufacturing of our PBX and IP-based PBX corporate telephone systems to Jabil Circuit, which contemplates the transfer of our Brest, France manufacturing facility to Jabil. The closing of the transaction is expected to occur by the end of April 2002.

     HIGHLIGHTS OF TRANSACTIONS DURING 2001. In two separate transactions in February and June of 2001, we sold our entire interest in Alstom for an aggregate price of approximately EURO 1,384 million. In June 2001, we consummated the initial public offering of shares of Nexans, our energy cables business, selling 20,125,000 Nexans shares at EURO 27 per share. We currently own a 20% interest in Nexans. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for EURO 795 million, paying half in cash and half in Thales shares that we owned. In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in planar technology for optical components, for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares. In October 2001, we entered into a binding memorandum of understanding with China's Ministry of Information Industry to form Alcatel Shanghai Bell, which will integrate certain of our operations in China with Shanghai Bell. We will hold 50% plus one share of the equity in Alcatel Shanghai Bell and Chinese entities will own the remaining equity. We will reach our targeted percent ownership through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $312 million. The establishment of Alcatel Shanghai Bell is subject to the final approval of China's relevant authorities, which is expected to be obtained during the second quarter of 2002. In November 2001, we sold 7 million Thales shares owned by us for EURO 269 million, reducing our interest in Thales to 15.83%. In December 2001, we sold our DSL modem operations to Thomson multimedia for EURO 140 million and we entered into a memorandum of understanding for the sale of Neco, our European e-Distribution division, to U.S. based-Platinum Equity. The Neco transaction is expected to close in April 2002. Although we expect the Alcatel Shanghai Bell and the Neco transactions to be consummated as described, we can provide no assurances that these transactions will be consummated under their current terms or otherwise.

     During 2001 we outsourced or disposed of certain of our manufacturing operations as follows: we transferred our manufacturing operations carried out at Raleigh, North Carolina to Sanmina and to certain other parties, we sold our Sao Paolo, Brazil manufacturing operations to Sanmina, we closed our Saft manufacturing operations in Tijuana, Mexico and we sold our Saft manufacturing plants in Sao Paolo, Brazil and Seoul, Korea.

     HIGHLIGHTS OF TRANSACTIONS DURING 2000. In January 2000, we acquired Genesys Telecommunications Laboratories, Inc., a provider of contact center solutions, in a stock-for-stock transaction valued at approximately EURO 1.43 billion. In May 2000, we acquired Newbridge Networks Corporation, which manufactures and markets networking solutions for Internet, telecommunications and cable service providers, in a stock-for-stock transaction valued at approximately EURO 7.53 billion. In November 2000, we purchased $ 700 million of 360networks inc. convertible preferred stock, though in 2001 we wrote down all of the value of this investment due to 360networks' bankruptcy protection filing in 2001.

ALCATEL CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     NET SALES. Consolidated net sales decreased to EURO 25,353 million for 2001 compared to EURO 31,408 million (published) for 2000. Our results for the year 2000 included Nexans, the energy cabling business that we spun off in June 2001. Our year 2001 results reflect Nexans as an equity affiliate, at 100% through June 2001 and at 20% thereafter. On a pro forma basis (that is, accounting Nexans as an equity affiliate at 100%), net sales for 2000 were EURO 26,788 million, a decrease in 2001 from pro forma 2000 of approximately 5.4%. The decrease in net sales for 2001 compared to pro forma 2000 sales was primarily due to the deterioration in telecommunications and information infrastructure markets in North America, a decline in the submarine transmission networking market due to overcapacity and a significantly slower mobile telephone market. These negative effects were partially offset by strong sales growth in the Asia Pacific region (including in mobile networking and in China) and in our SDH and DWDM terrestrial optical transmission business.

     Net sales by geographic area were as follows: net sales made in Europe decreased to EURO 12,811 million in 2001 from EURO 16,849 million (published) in 2000 and EURO 13,675 million (pro forma) in 2000; net sales made in the United States decreased to EURO 4,930 million for 2001 from EURO 6,980 million (published) in 2000 and EURO 6,192 million (pro forma) in 2000; net sales made in Asia increased to EURO 3,396 million in 2001 from EURO 2,302 million (published)

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

in 2000 and EURO 2,132 million (pro forma) in 2000; net sales made in the rest of the world decreased to EURO 4,216 million for 2001 from EURO 5,277 million (published) in 2000 and EURO 4,789 million (pro forma) in 2000. In 2001, Europe accounted for 50.6% of net sales while the United States, Asia and the rest of the world accounted for 19.4%, 13.4% and 16.6%, respectively. This compared with the following percentages of pro forma net sales for 2000: Europe: 51.0%, United
States: 23.1%, Asia: 8.0% and the rest of the world: 17.9%.

     SG&A EXPENSES. Selling, general and administrative expenses (including research and development costs) were EURO 6,640 million for 2001 compared to EURO 6,964 million (published) and EURO 6,486 million (pro forma) in 2000, an increase from pro forma of 2.4%. The increase compared to 2000 pro forma figures was primarily attributable to relatively strong sales activity in the first quarter of 2001, with a corresponding rise in SG&A expenses, which for the first half of the year amounted to EURO 3,477 million. Reductions we made in our workforce in the United States and Europe in the second half of 2001 and other restructuring measures taken as described above reduced the upward trend in SG&A expenses, resulting in SG&A expenses of EURO 3,163 million for that period, but this reduction did not entirely offset the increase in the first half of the year.

     INCOME (LOSS) FROM OPERATIONS. We recorded a loss from operations of EURO
(361) million for 2001 compared to income from operations of EURO 2,251 million (published) and EURO 2,082 million (pro forma) for 2000. This decrease in profitability was primarily due to losses incurred by our U.S. operations, mobile telephone operations and submarine networking activities, as well as write-offs for excess and obsolete inventory.

     FINANCIAL LOSS. Financial loss was EURO (1,568) million for 2001 compared to EURO (435) million (published) and EURO (394) million (pro forma) for 2000. This increased loss over pro forma 2000 was primarily attributable to a EURO
(820) million write-off related to 360 networks, EURO (171) million of provisions related to guarantees provided by us to financial institutions with respect to customers' loans and to direct loans provided by us to our customers, as well as higher interest and foreign exchange costs for 2001.

     RESTRUCTURING COSTS. Restructuring costs were EURO (2,124) million for 2001 compared to EURO (143) million (published) and EURO (113) million (pro forma) for 2000. This major increase is a result of the exceptional steps taken in 2001 to face the deterioration of the telecommunications industry and the general economic slowdown. The increase in cost was primarily attributable to costs related to the outsourcing of GSM handset production in Europe and the restructuring of our European and U.S. operations and our submarine networking activities.

     OTHER REVENUE (EXPENSE). Other revenue (expense) was EURO (213) million for 2001 compared to EURO 623 million (published and pro forma) for 2000. The revenue of EURO 943 million represents gains on disposal of assets, including mainly a capital gain of EURO 1,122 million on the disposal of Alstom shares and a capital gain of EURO 396 million relating to the disposal of interests in Vivendi, Societe Generale, Thales and Thomson multimedia, partially offset by a capital loss of EURO 637 million incurred in connection with the Nexans initial public offering. The expense included in this item of EURO (1,156) million primarily related to a write-off of accounts receivable for EURO (190) million, contract cancellation costs for EURO (417) million, and costs associated with the transfer of certain operations to third parties for EURO (437) million.

     INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL, TAXES AND PURCHASED R&D. Income (loss) before amortization of goodwill, taxes and purchased R&D was a loss of EURO (4,266) million for 2001 compared to a gain of EURO 2,296 million (published) and EURO 2,198 million (pro forma) for 2000.

     INCOME TAXES. Income taxes amounted to a benefit of EURO 1,261 million for 2001 compared to an expense of EURO (497) million (published) and EURO (465) million (pro forma) for 2000. This benefit was primarily due to the creation of a net deferred income tax asset of EURO 1,412 million for 2001, mainly in France (EURO 676 million) and in the United States (EURO 522 million), partially offset by an income tax charge of EURO 151 million. Our effective tax rate (net income taxes divided by net income (loss) before taxes, shares in net income of equity affiliates, amortization of goodwill and purchased research and development) was a (29.6%) credit in 2001 instead of an expected tax credit rate of 34.7%, primarily due to the realization of significant losses in some of our subsidiaries in the United States, Belgium, Brazil and Spain, against which no deferred tax assets were booked. The effective tax rate in 2000 was a 21.6% charge.

     SHARE IN THE NET INCOME OF EQUITY AFFILIATES. Share in the net income of equity affiliates decreased to EURO (16) million in 2001 from EURO 125 million (published) and EURO 172 million (pro forma) in 2000. The decrease of

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

EURO 188 million as compared to the 2000 pro forma figure was in part due to the sale of our interest in Alstom, the decrease of our ownership interest in Thales and the spin-off of 80% of Nexans.

     AMORTIZATION OF GOODWILL. Amortization of goodwill was EURO (1,933) million in 2001 compared to EURO (576) million (published) and EURO (562) million (pro forma) in 2000. This increase reflects the impairment of goodwill on the acquisitions of Xylan, Packet Engines, Assured Access, Internet Devices and Innovative Fibers.

     NET INCOME (LOSS). Based on the above, we recorded a net loss of EURO (4,963) million for 2001 compared to net income of EURO 1,324 million (published and pro forma) for 2000. As described above, this decrease was primarily attributable to restructuring charges, impairment of goodwill and acquired technology, write-offs of assets and accounts receivable, write-offs of investments and contract cancellation costs, with the negative impact of these items being somewhat reduced by the related tax effect.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for "Total Group" results and "Other and Eliminations"), income from operations and capital expenditures for tangible assets for each of our business segments for each of the last three years. Our results for the year 2000 and 1999 included Nexans, the energy cables business which we spun off in June 2001. Our year 2001 results reflect Nexans as an equity affiliate, at 100% through June 2001 and at 20% thereafter.

                               CARRIER                                 SPACE &                          OTHER            TOTAL
                             NETWORKING     OPTICS      e-BUSINESS    COMPONENTS        NEXANS     AND ELIMINATIONS      GROUP
                            -----------   ----------    ----------    ----------      ----------   ----------------   -----------
                                                                     (IN MILLIONS)
2001
Sales.....................  EURO 11,478   EURO 7,540    EURO 3,488    EURO 3,684      EURO    --       EURO (837)     EURO 25,353
Income (loss) from
  operations(1)...........         (165)         145          (506)          155              --              10             (361)
Capital expenditures for
  tangible assets.........          332          901            65           176              --               2            1,476

2000
Sales.....................       11,761        7,110         4,827         3,793           4,783            (866)          31,408
Income from operations....          809          856           110           269(2)          169              38            2,251
Capital expenditures for
  tangible assets.........          395          599           165           189             238              14            1,600

1999(3)
Sales.....................        7,460        5,023         3,625         3,311           4,182            (578)          23,023
Income from operations....          294          614            35           188             138               6            1,275
Capital expenditures for
  tangible assets.........          259          265           147           197             150              10            1,028

----------

(1) For 2001, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued have been reclassified under the line "Other Revenue (Expense)."

(2) Due to its unusual amount, the reserve for the Globalstar receivable (EURO 25 million) has been reclassified to "Other Revenue (Expense)."

(3) Amounts for 1999 have been restated to reflect the reorganization of the business segments in 2000.

CARRIER NETWORKING

     The sales of our Carrier Networking segment were EURO 11,478 million for 2001 compared to EURO 11,761 million for 2000, a decrease of 2%. Despite the overall slowdown in sales, broadband networking performed well in Europe and Asia Pacific as ATM sales continued to gain market share. We shipped in excess of 8 million ADSL lines in 2001, compared to approximately 6 million ADSL lines shipped in 2000. GSM mobile infrastructure sales were healthy in Eastern Europe and Asia Pacific. Network design, build and operational services continued to perform well though sales were down from 2000 as a major European contract came to a close during 2001. Voice switching and digital loop carrier (DLC) revenues were soft as a slowdown in Latin America and Western Europe compounded reduced spending in the United States.

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

     The Carrier Networking segment's loss from operations was EURO (165) million for 2001 compared to income from operations of EURO 809 million for 2000. The primary reason for this result was the negative impact of the segment's lower voice switching and DLC sales, especially in the United States, and inventory write-offs. Positive contributors to this result in 2001 were ATM switching, services and mobile infrastructure.

     The Carrier Networking segment's inventories and work-in-progress were EURO 1,874 million in 2001 compared to EURO 2,996 million in 2000 due to efforts to improve inventory management processes, inventory write-offs and the sale of our DSL modem business.

OPTICS

     The sales of our Optics segment increased 6% to EURO 7,540 million in 2001 from EURO 7,110 million in 2000. The primary reason for this result was that terrestrial optical networking revenues remained solid in Europe and Asia Pacific as sales of add-drop multiplexers, cross connects and DWDM equipment enabled us to solidify gains in market share in those market segments. Though the U.S. market remained weak for long haul transmission, we increased our DWDM sales in that market during 2001. Optical fiber sales increased by approximately 20%, while sales in submarine networking were down over 30% in 2001 compared to 2000.

     Income from operations decreased 83% to EURO 145 million in 2001 from EURO 856 million for 2000. Terrestrial transmission operations in Europe and optical fiber operations performed better than transmission operations in the United States, submarine networking and Optronics, which were impacted by inventory write-offs and, in the case of submarine networking, contract cancellations.

     The Optics segment's inventories and work-in-progress were EURO 2,061 million in 2001 compared to EURO 2,374 million in 2000 as a result of our efforts to reduce operating working capital, including better inventory management and inventory write-offs.

e-BUSINESS

     The sales of the e-Business segment were EURO 3,488 million for 2001 compared to EURO 4,827 million for 2000, a 28% decrease. The primary reason for this result was the poor performance of GSM mobile handsets. The volume of GSM mobile handsets shipped was approximately 10 million units in 2001, down from approximately 20 million in 2000. In the fourth quarter, sales of GSM mobile handsets rebounded as normalized inventory channels and a successful new product launch combined to result in 4.1 million units sold. In the Enterprise market, Genesys applications and voice networking solutions performed well and resulted in greater market share in 2001 compared to 2000. Sales of data networking solutions declined slightly although market share remained stable.

     Loss from operations was EURO (506) million for 2001 compared to income from operations of EURO 110 million in 2000. Satisfactory results from the application and voice products operations were more than offset by significant losses in the handset business and continuing R&D expenses associated with data networking product introductions that are planned for the second quarter of 2002.

     The e-Business segment's inventories and work-in-progress were EURO 244 million for 2001 compared to EURO 827 million in 2000 primarily due to a materially slower market for GSM mobile handsets and the outsourcing of production during 2001.

SPACE & COMPONENTS

     The sales of the Space and Components segment decreased 3% to EURO 3,684 million in 2001 from EURO 3,793 million in 2000. Satellite sales were unchanged from the previous year as a decline in commercial telecommunications sales were offset by institutional sales related to navigation, meteorology and scientific observation. Components sales declined slightly, although our presence in multiple geographic markets, some of which experienced increased sales, mitigated the impact of the economic slowdown, particularly in the U.S. Battery sales were little changed from 2000 as reduced sales volumes from the closure of our factory in Mexico were offset by satisfactory performances in the air and train transport sectors.

     Income from operations was EURO 155 million for 2001 compared to EURO 269 million for 2000, a decrease of 42%. Almost 70% of the decline was attributable to the satellite division where profitability declined due to a higher level of prototype development and provisions taken in relation to commercial satellite networks. The remaining decline is attributable to the component division as the battery division posted income from operations similar to 2000.

     The Space and Component segment's inventories and work-in-progress were EURO 501 million in 2001 compared to EURO 515 million in 2000. The relative stability is due to the fact that our satellite construction projects tend to be long term (18 to 36 months) in nature and do not normally vary significantly from one year to the next.

ALCATEL CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     NET SALES. Consolidated net sales increased by 36.4% to EURO 31,408 million in 2000 from EURO 23,023 million in 1999. Consolidated net sales for telecommunications (which do not take into account Nexans sales) increased by 41% from EURO 18,970 million to EURO 26,788 million, and represented 85% of consolidated net sales in 2000. The increase was due principally to increases in sales of ADSL lines, mobile communications infrastructure, mobile (GSM) handsets and terrestrial and submarine transmission systems. The increase in copper prices from 1999 to 2000 contributed to an 8.7% increase in Nexans' net sales.

     Net sales by destination made in Europe increased to EURO 16,849 million in 2000 from EURO 13,881 million in 1999, but decreased as a percentage of consolidated net sales -- 53.6% for 2000 as compared with 60.3% for 1999. Net sales by destination made in the United States increased to EURO 6,980 million or 22.2% of consolidated net sales for 2000, from EURO 4,239 million or 18.4% of consolidated net sales in 1999. Net sales by destination made in Asia (not including sales made by Shanghai Bell, which were accounted for under share in net income of equity affiliates) increased to EURO 2,302 million in 2000 from EURO 1,809 million in 1999, but decreased as a percentage of consolidated net sales -- 7.3% for 2000 as compared with 7.9% for 1999. Net sales by destination made to the rest of the world increased to EURO 5,277 million or 16.8% of consolidated net sales for 2000, from EURO 3,094 million or 13.4% of consolidated net sales in 1999.

     INCOME FROM OPERATIONS. Income from operations increased to EURO 2,251 million in 2000, from EURO 1,275 million in 1999 as each segment's income increased, particularly the e-Business and Carrier Networking segments, which each experienced triple-digit growth. Operating margin (income from operations divided by net sales) increased to 7.2% in 2000, compared to 5.5% in 1999. Gross margin increased to 29.3% in 2000, compared to 28.7% in 1999. This increase was due primarily to increased sales.

     FINANCIAL LOSS. Financial loss increased to EURO (435) million in 2000 from EURO (181) million in 1999. The increase was due mainly to an increase in net interest expense and the creation of a EURO 175 million reserve for the depreciation of the value of financial assets, of which EURO 114 million relates to Globalstar's writedown of assets in 2000 due to Alcatel Space's 51% ownership interest in Globalstar. Net interest expense increased to EURO (235) million in 2000 from EURO (114) in 1999, due to a 92% increase in net debt during 2000, resulting from a decrease in cash and cash equivalents which were used to fund an increase in working capital needs.

     RESTRUCTURING COSTS. Restructuring costs for new plans and adjustments to previous estimates decreased to EURO (143) million for 2000 from EURO (380) million for 1999. The restructuring costs for new plans in 2000 were principally related to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

     OTHER REVENUE (EXPENSE). Other revenue decreased to EURO 623 million in 2000 from EURO 925 million in 1999. Other revenue for 2000 primarily included EURO 914 million in net capital gains, which arose mainly from the sales of a portion of our equity interest in Vivendi Universal and Societe Generale and all of our equity interest in Abatis Corporation. Such capital gains were offset against expenses linked to the acquisition of Newbridge, including EURO 60 million of unrealized capital losses relating to securities owned by Newbridge that we anticipate that we will sell, EURO 224 million paid in retention bonuses and severance payments and the shutdown costs of Newbridge's LMDS operation in Canada.

     INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND PURCHASED R&D. Income before amortization of goodwill, taxes and purchased R&D increased to EURO 2,296 million in 2000 from EURO 1,639 million in 1999.

     INCOME TAXES. Total income taxes increased to EURO (497) million in 2000 from EURO (368) million in 1999. This increase was primarily due to improved profitability, but was offset by the creation of a net deferred income tax asset related to Alcatel Networks Corporation's losses in the United Kingdom and losses at Alcatel Internet Incorporated (formerly Xylan) in the United States. Our effective tax rate (income tax divided by income before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D) for 2000 decreased to 21.6% compared with 22.5% in 1999 primarily as a result of reduced taxes on capital gains.

     SHARE IN THE NET INCOME OF EQUITY AFFILIATES. Share in the net income of equity affiliates decreased to EURO 125 million in 2000 from EURO 210 million in 1999, primarily due to the sale of a majority of the shares that we had owned in Framatome at the end of 1999.

     AMORTIZATION OF GOODWILL. Amortization of goodwill increased to EURO (576) million in 2000 from EURO (471) million in 1999. This increase reflects the amortization of goodwill on several U.S. companies acquired in 1999 for a full year (instead of on a pro rata basis in 1999), the amortization in 2000 of goodwill relating to Thales due to the exchange of Framatome shares at the end of 1999, and the write-off of the goodwill on Alcatel Reseaux d'Enterprise (ARE) in 2000.

     MINORITY INTERESTS. Minority interests amounted to EURO (3) million in 2000 from EURO (37) million in 1999 and was due to the impact of the Globalstar writedown accounted for by Alcatel Space in 2000.

     NET INCOME. Net income increased to EURO 1,324 million in 2000 from EURO 644 million in 1999, with improvements in operating income, a higher level of capital gains and a 93.6% decrease in the charge for purchased R&D contributing to the increase. Under the French accounting standards adopted in 1999, most of the purchased R&D charge is now charged to equity.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999.

CARRIER NETWORKING

     The sales of our Carrier Networking segment increased 57.7% to EURO 11,761 million in 2000 from EURO 7,460 million in 1999. Newbridge's financial results were consolidated with our results beginning June 1, 2000. The U.S. networking business continued to perform well and sales of wireline broadband access (Litespan(TM)) products and switching systems were strong. Total sales of switching systems for 2000 increased by 19.3% from 1999. Sales of services, particularly in designing, building and integrating networks, continued to expand strongly and contributed 21.9% of the growth of the segment. In 2000, approximately 6 million ADSL lines were shipped compared to the shipment of approximately 1.6 million ADSL lines in 1999. Mobile infrastructure (GSM) sales for 2000 increased by 19.8% from 1999 and were strong in Europe and achieved significant gains in Africa and the Middle East. ATM sales were healthy, especially in Europe, while sales of intelligent networking solutions also contributed to the growth of sales in this segment.

     The Carrier Networking segment's income from operations increased to EURO 809 million in 2000 from EURO 294 million in 1999. Margins improved across most product lines and broadband access (Litespan(TM)), network services and switching led the improvement. The cost-cutting strategy for the circuit switching business (the A1000 product series) continued to produce results as the segment outsourced maintenance and support and reduced research and development costs.

     The Carrier Networking segment's inventories and work-in-progress increased to EURO 2,996 million in 2000 from EURO 1,242 million in 1999 due to an increased sales volume and an industry wide components shortage.

OPTICS

     The sales of our Optics segment increased 41.5% to EURO 7,110 million in 2000 from EURO 5,023 million in 1999. In terrestrial transmission systems, where sales increased by 25.1% over 1999, sales in the United States and Europe were strong and were increasingly driven by cross connects and DWDM transmission, which collectively accounted for 24.5% of the segment's sales revenues in 2000. Submarine transmission systems sales in 2000 increased by 52.9% over 1999 and continued to be a key factor for the segment with strong demand in the Asia Pacific and Atlantic regions. Submarine and terrestrial transmission sales together contributed approximately 73.7% of the growth of the segment. Fiber optics sales experienced triple-digit growth with strong demand for Teralight(TM) fiber. In 2000, 12 million kilometers of fiber optic cable were sold as compared to sales of 8 million kilometers of fiber optic cable during 1999. Public network operators who continue to expand their networks provided this demand. Finally, the Optronics division's sales increased 144% year-on-year.

     Income from operations increased to EURO 856 million for 2000 from EURO 614 million for 1999 due to a substantial contribution from submarine transmission and optical fiber on a worldwide basis and terrestrial transmission and Optronics in the United States and Europe, despite a continuing, intensive research and development effort in optical networking products.

     The Optics segment's inventories and work-in-progress increased to EURO 2,374 million in 2000 from EURO 1,174 million in 1999 due to an increased sales volume and an industry wide components shortage.

e-BUSINESS

     The sales of the e-Business segment increased 33.2% to EURO 4,827 million in 2000 from EURO 3,625 million in 1999. Mobile (GSM) handset sales in 2000 increased by 71.8% over 1999. The volume of mobile (GSM) handsets shipped reached approximately 20 million units in 2000, amid increasing signs at the end of the year of a slowdown in the European market. Genesys contact center applications contributed to the segment's overall revenue growth, as sales volumes achieved high double-digit growth. PBX products and services declined in the third and fourth quarters, after a strong first half of the year leading to an overall flat growth rate for 2000. LAN switch sales were strong during the first six months of 2000 but experienced weakness in the last six months to end up 21.3% for the year.

     Income from operations increased to EURO 110 million in 2000 compared to EURO 35 million in 1999. This increase was led by a significant improvement in mobile (GSM) handset margins due to an increase in volume and a higher average sales price. Genesys' contact center applications contributed high double-digit margins. Offsetting these increases were losses incurred in e-Distribution, where on-going restructuring to try to focus sales through value-added resellers, impacted both sales volume and margins.

     The e-Business segment's inventories and work-in-progress increased to EURO 827 million in 2000 from EURO 531 million in 1999 due to an increased sales volume and an industry wide components shortage.

SPACE AND COMPONENTS

     The sales of the Space and Components segment increased 14.6% to EURO 3,793 million in 2000 from EURO 3,311 million in 1999. Radio frequency systems and, during the second half of 2000, space-based communication satellites were the primary contributors to such increase. Telecom sub-assembly components benefited from high demand among Alcatel's segments and third party customers. The battery business sales for 2000 increased by 28.6% over 1999, led by sales of lithium batteries in the United States.

     Income from operations increased to EURO 269 million for 2000 from EURO 188 million for 1999. The increase was due to improvements in production costs for components.

     The Space and Component segment's inventories and work-in-progress increased to EURO 515 million in 2000 from EURO 394 million in 1999 due to an increased sales volume and an industry wide components shortage.

NEXANS

     The sales of the Nexans segment increased 14.4% to EURO 4,783 million in 2000 from EURO 4,182 million in 1999. At constant copper prices, growth would have been 5.3%. The improvement in the European market for installation cables, the favorable demand in North America for energy cables as well as strong growth in specialty cables for telecom, aeronautic and medical applications contributed to the increase in net sales. Metallurgy product sales continued to benefit from a strong European enameled wire business.

     Income from operations increased to EURO 169 million for 2000 from EURO 138 million for 1999. The increase was due to the above-mentioned progress in specialty cables but also to the positive effect of previously instituted cost-cutting measures in the energy and telecom cable business where an intensive program to streamline industrial activities was undertaken by us.

     The Nexans segment's inventories and work-in-progress increased to EURO 703 million in 2000 from EURO 622 million in 1999 due to better supply chain management.

ALCATEL LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

   CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES. Net cash used by operating activities before changes in working capital was EURO (555) million, primarily due to the net loss of EURO (4,963) million for the year 2001, adjusted for non-cash items, primarily amortization of goodwill and purchased R&D and changes in other reserves. However, for the year ended December 31, 2001, net cash provided by operating activities was EURO 545 million, compared to net cash used by operating activities of EURO (1,245) million for 2000. This improvement was primarily attributable to cash provided by a decrease of accounts receivable of EURO 1,117 million for 2001 compared to EURO (2,147) million used in 2000, and cash provided by a decrease in inventories of EURO 1,186 million compared to EURO (3,330) used in 2000, partially offset by a decrease in accounts payable and accrued expenses of EURO 1,203 million (compared to an increase of EURO 2,089 million for 2000). These changes are the result of the actions that we took to improve our net working capital position.

     Net cash provided by operating activities before changes in working capital for the year 2000 was EURO 2,143 million, primarily due to the net income of EURO 1,324 million (adjusted for non-cash items). However, for the year ended December 31, 2000, net cash used by operating activities was EURO (1,245) million compared to net cash provided by operating activities of EURO 1,076 million for 1999, due to an increase in inventories of EURO 3,330 million, accounts receivable of EURO 2,147 million, and an increase in accounts payable and accrued expenses of EURO 2,089 million.

     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. Net cash provided by investing activities was EURO 1,545 million for 2001 compared to EURO (1,852) million used by investing activities for 2000, mainly due to cash proceeds from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies, which provided EURO 3,627 million for 2001 compared to EURO 1,579 million for 2000, and to the fact that loans provided by us decreased by EURO 299 million in 2001 compared to an increase of EURO 962 million in 2000. Capital expenditures amounted to EURO 1,748 million during 2001, relatively unchanged from the EURO 1,834 million spent during 2000.

     Net cash used by investing activities was EURO 1,852 million during 2000 compared to EURO 2,476 million during 1999. This is explained by cash expenditures for acquisitions of consolidated companies (net of cash acquired) and unconsolidated companies of EURO 834 million during 2000, compared to expenditures of EURO 2,173 million during 1999, and cash proceeds of EURO 1,579 million from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies during 2000 compared to cash proceeds of EURO 750 million during 1999. Loans provided by us increased by EURO 962 million in 2000 compared with an increase of EURO 20 million in 1999, mainly due to our investment in 360 networks. Capital expenditures amounted to EURO 1,834 million during 2000 compared with EURO 1,224 million during 1999.

     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES. Net cash used by financing activities was EURO (216) million in 2001 compared to cash provided of EURO 2,658 million for 2000. The principal reasons for this change were a relatively smaller issuance of long-term debt, a relatively larger decrease in short-term debt, and a very minor capital increase, compared to a EURO 1,490 million capital increase in 2000. We reduced our short-term debt by EURO 1,401 million for 2001 compared to a reduction of EURO 889 million in 2000, which is in line with our general policy to try to favor long term debt over short-term debt. We issued long-term debt of EURO 1,744 million, compared to an issuance of EURO 2,565 for 2000. The long-term debt issued in 2001 includes EURO 1.2 billion in bonds completed in December 2001. The bonds bear a 7% annual coupon and will mature on December 7, 2006. At the same time, we also raised EURO 120 million by increasing the amount outstanding under our existing bond issue maturing on February 17, 2009.

     Net cash provided by financing activities was EURO 2,658 million at December 31, 2000 compared to EURO 1,123 million at December 31, 1999. We decreased our short-term debt by EURO 889 million during the year ended December 31, 2000 and issued long-term debt of EURO 2,565 million, principally through four bond issuances: EURO 253 million net proceeds (Yen 28 billion) in 0.41% bonds, maturing on March 20, 2002; EURO 600 million in floating rate bonds (euro overnight index averaged plus 0.24% per annum) maturing on June 20, 2002; EURO 600 million in floating rate bonds (3-month EURIBOR plus 0.15% per annum) maturing on September 12, 2003; and EURO 1,000 million in fixed-rate bonds due September 15, 2005 at an interest rate of 5.875%. Proceeds from the issuance of shares, mainly in connection with the issuance of Class O shares and ADSs, was EURO 1,490 million for the year ended December 31, 2000. In August 2000, we redeemed all of our outstanding 7% exchangeable bonds due August 1, 2000 for an aggregate amount equal to EURO 498 million.

     SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS. As a result of the above, our cash and cash equivalents were EURO 4,578 million on December 31, 2001 (an increase of EURO 1,881 million over December 31, 2000), EURO 2,697 million on December 31, 2000, and EURO 3,140 million on December 31, 1999. Including short-term investments these amounts were EURO 5,013 million, EURO 3,060 million, EURO 3,595 million, respectively.

CAPITAL RESOURCES

     We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, and the issuance of debt and equity in various forms. Our ability to draw upon these resources is dependent upon a variety of factors, which include our customers' ability to make payments on outstanding receivables, our credit ratings, debt and equity market conditions generally and our success in carrying out our non-core asset divestment program.

     CREDIT RATINGS. As of March 27, 2002, our credit ratings were as follows:


                              LONG-TERM      SHORT-TERM         LAST
RATING AGENCY                    DEBT           DEBT           UPDATE
-------------                 ---------      ----------       -------
Standard & Poor's...........     BBB            A-3           2/13/02
Moody's.....................     Baa2         Prime-2         2/18/02

     On February 13, 2002, Standard & Poor's lowered its short-term corporate credit rating relating to us from A-2 to A-3. At the same time, it reconfirmed its long-term corporate credit and senior unsecured debt ratings relating to us of BBB, which were established on November 13, 2001.

     On February 18, 2002, Moody's lowered its senior debt rating relating to us from Baa1 to Baa2. At the same time, it reconfirmed its rating for our short-term debt of Prime-2, which was established on September 10, 2001.

     Each of Moody's and Standard & Poor's indicated in February that its outlook on our credit rating was negative, mainly due to weak market conditions and the limited visibility affecting the telecommunications industry. Consequently, we can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor's, Moody's or similar rating agencies.

     In view of our current short-term debt ratings, commercial paper may become less readily available to us. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduction in access to the capital markets.

     SHORT-TERM DEBT. At December 31, 2001, we had EURO 1,796 million of short-term financial debt outstanding, which included EURO 558 million of the short-term portion of bonds and notes issued, EURO 502 million of commercial paper and EURO 483 million of bank loans and lines of credit. We also had approximately EURO 2.6 billion in undrawn stand-by credit lines denominated in several currencies with a number of banks to back up commercial paper issuances. Our continued access to the commercial paper markets is closely linked to our credit rating: should our short-term credit rating fall below-A3/-P3, we would face further difficulties in accessing the commercial paper market. This is mitigated by the fact that our reliance on the commercial paper market has been reduced from EURO 668 million outstanding at December 31, 2000, to approximately EURO 502 million commercial paper outstanding at December 31, 2001.

     LONG-TERM DEBT. At December 31, 2001, we had EURO 5,879 million of long-term financial debt outstanding, mostly in the form of bonds. Other than the EURO 1.2 billion bond issuance in December 2001 described under "Liquidity -- NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES " above, our primary bond issues outstanding are: EURO 1,000 million fixed rate (5.875%) bonds issued in September 2000 and maturing in September 2005; EURO 600 million floating rate (Euribor 3 months + 15 basis points) issued in September 2000 and maturing in September 2003; EURO 600 million floating rate (Eonia + 24 basis points) bonds issued in June 2000 and maturing in June 2002; EURO 500 million fixed rate (5.00%) bonds issued in October 1999 and maturing in October 2004; and EURO 1,120 million fixed rate (4.375%) bonds (out of which EURO 1 billion were issued in February 1999 and EURO 120 million were issued in December 2001) and maturing in February 2009.

     RATING CLAUSES AFFECTING OUR DEBT. The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of our credit rating. However, the EURO 1.2 billion bond issue maturing in December 2006 includes a clause increasing the interest rate payable by 150 basis points should our ratings fall below investment grade.

     Our stand-by bank credit lines (which were undrawn on December 31, 2001) include a rating trigger clause at the level of BBB- with Standards & Poor's and at the level of Baa3 with Moody's for some of the credit lines and below BBB/Baa2 for the others. The clauses provide that if our rating falls below these levels, we must reach agreement with the banks on new conditions within 45 days of the rating change. If no agreement is reached, the lines become due and payable.

     FACILITY CURRENTLY UNDER SYNDICATION. In March 2002, we announced that we had engaged three financial institutions to arrange and underwrite a EURO 1.5 billion multi-currency revolving credit facility, split into a EURO 500 million 364-days tranche and a EURO 1 billion 3-year tranche. The facility is intended to replace several existing undrawn committed credit lines described under " SHORT-TERM DEBT " above, and would be available for general corporate purposes. If finalized, the syndicated facility would be available on a fully revolving basis, subject to our meeting certain financial covenants. Availability of the facility would not be linked to our ratings performance. We believe this facility would extend our debt maturity profile and further strengthen our financial position. However, there is no assurance that the facility will be finalized, or if so, that the terms and conditions described above will apply.

     DEBT TO EQUITY RATIO. Total net financial debt (total financial debt less cash and cash equivalents) on December 31, 2001 was EURO 2,662 million. Our net financial debt to shareholders' equity ratio was 27.6% on December 31, 2001, compared to 30.2% on December 31, 2000. Debt incurred by our banking subsidiary, Electro Banque (which was EURO 660 million on December 31, 2001) is not included in our total net financial debt.

     CONTRACTUAL OBLIGATIONS. We have certain contractual obligations that extend out beyond 2002. Among these obligations we have long-term debt and capital leases. Our total contractual cash obligations at December 31, 2001 for these two items are:

                          TOTAL         2002           2003            2004          2005           2006          AFTER
                       ----------      -------       ----------      --------     ----------     ----------     ----------
                                                                  (IN MILLIONS)
Long-term debt.......  EURO 5,879      EURO  0       EURO 1,068      EURO 854     EURO 1,145     EURO 1,429     EURO 1,383
Capital leases.......  EURO   105      EURO 16       EURO    20      EURO  17     EURO    17     EURO    17     EURO    18

     OFF-BALANCE COMMITMENTS AND CONTINGENCIES. On December 31, 2001, our off-balance sheet commitments and contingencies amounted to EURO 12,631 million, consisting primarily of EURO 10,750 million attributable in most part to commitments on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers, and bank guarantees given to customers on our behalf. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts.

     Included in the EURO 12,631 million is a EURO 1,390 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries' accounts.

     We initially include these commitments within our off-balance sheet contingencies. If certain subsequent events occur, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, the estimated risk is reserved for on the consolidated balance sheet under the line item "Accrued Contract Costs and Other Reserves."

     CUSTOMER FINANCING. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of December 31, 2001, net of reserves, we had provided customer financing of approximately EURO 1,634 million. This amount includes EURO 792 million of receivables sold pursuant to our securitization program described below, EURO 579 million of direct loans to customers, and EURO 263 million of other commitments. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately EURO 1,182 million.

     In 1999 we established a securitization vendor financing (SVF) program arranged by Citibank, to transfer some of the risks associated with customer loans and undrawn commitments to an SVF trust by selling to the trust interests in our vendor finance loan portfolio and transferring certain undrawn commitments. Selling our customer loans to the trust allows us to receive cash, prior to the due date, for a portion of our customer financing loan portfolio. Subject to certain conditions, the trust is committed to buy $1.2 billion (approximately EURO 1.35 billion) of loans from us. In all cases where we sell our customer loans we retain off-balance sheet 30% of the risk on loans sold to the trust. At December 31, 2001, we had sold EURO 792 million of receivables to the trust, and retained a risk of EURO 238 million with respect to these receivables (the amount included in our off-balance sheet commitments and contingencies is EURO 408 million, corresponding to the maximum risk which we could retain assuming a sale of EURO 1.35 billion of receivables). In addition, the SVF program also allows us to transfer up to $1.2 billion (approximately EURO 1.35 billion) in undrawn commitments to provide financing to customers. At December 31, 2001, we had transferred approximately EURO 318 million in undrawn commitments to the SVF trust.

     The arrangements with the trust are subject to a rating trigger clause, which requires us to renegotiate the terms of the program if the credit rating for our long-term debt by Standard & Poor's falls below its current BBB level. The arrangements also provide for an annual renegotiation of the terms of the program. The next regularly scheduled renegotiation is in May 2002. We expect such renegotiation to be successful. However, if we are unable to successfully conclude this renegotiation, we will have to buy back the entire amount of the loans sold to the trust. This would increase our net debt position and reduce our off-balance sheet commitments and contingencies.

     We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

     The amount of our customer loans could grow due to our current efforts to increase our market share of 3G network contracts with established mobile telephone service providers and their subsidiaries, who typically include a vendor financing requirement as one of the conditions for awarding contracts.

     Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer's ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

     CAPITAL EXPENDITURES. We expect our capital expenditures in 2002 to be closer to the 1999 level than to the 2000 and 2001 levels. This is primarily due to the fact that our production capacity expansion program, implemented to meet high customer demand during the years 2000 and 2001, is substantially complete, and to the effect of the outsourcing of some of our non-critical manufacturing capacity put in place in 2001 and early this year, and of projected further outsourcing.

     We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL INSTRUMENTS

     We enter into derivative instruments primarily to manage our exposure to fluctuations in interest rates, foreign currency exchange rates and equity investments. All derivative instruments held or issued by us at year-end are economic hedges of existing or anticipated financial or commercial transactions, although some transactions could not be designated in a qualifying hedging relationship under SFAS 133.

     Anticipated transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and other firm commitments are hedged using forward exchange contracts while commercial bids are hedged using mainly currency options. The duration of anticipated transactions which are not firmly committed does not usually exceed 18 months.

     Our policy is not to take speculative positions. Our strategies to reduce exchange and interest rate risk have served to mitigate, but not eliminate, the positive or negative impact of exchange and interest rate fluctuations. Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euro, fluctuations in currency exchange rates, especially the dollar against the euro, could have a material impact on our reported results. We also experience other market risks, including changes in interest rates, in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our business, financial condition and operating results may be adversely affected.

COUNTERPARTY RISK

     We are exposed to credit risk in the event a counterparty should default. This risk is monitored on a daily basis, within strict limits based on the ratings of counterparties. A net exposure on each market counterparty is calculated taking into account the nature and duration of the transactions and the volatilities of underlying market instruments. Counterparties are generally major international banks.

FOREIGN CURRENCY RISK

     Derivative foreign exchange instruments are mainly used to hedge future sales denominated in non-euro currencies. Globally, we sell forward these non-euro currencies. An unfavorable assumption in terms of fair value of the hedges would be for these currencies to rise vis-a-vis the euro. The potential loss in fair value for foreign exchange sensitive instruments is based on a hypothetical and immediate 10% increase in all foreign currencies (that is, outside the euro zone) other than the euro. Correlation between foreign currencies is not taken into account. The main consequence of this assumption is that U.S. dollar rises 10% vis-a-vis the euro. A change in the fair value of financial instruments is offset by a change in fair value of the underlying exposure.

FOREIGN CURRENCY RISK ON NET DEBT

     For both long- and short-term debt denominated in foreign currencies, the potential loss in fair value for foreign exchange rate sensitive instruments are based on a hypothetical and immediate 10% increase in all foreign currencies other than the euro. Correlation between foreign currencies is not taken into account.

INTEREST RATE RISK

     As a whole we are a borrower. In the event of an interest rate decrease, our fixed-rate debt increases in value and it would be more costly to repurchase. The potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate 1% decrease in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt and swaps. The assumption of a global interest rate decrease is used in a snapshot fair value approach on a stress-scenario basis and hence does not take into account the correlative decrease in financial expenses on variable-rate debt. Management believes that this is a conservative approach. The interest rate risk on foreign exchange transactions is not taken into account. The impact of an immediate 1% decrease in interest rates would have a small albeit positive effect on the market value of foreign exchange derivative instruments.

     The table below sets forth the foreign currency risk on forward deals and options and on net debt and the interest rate risk on both long- and short-term debt for 2001 and 2000. This takes into account transactions which are economic hedges but which do not qualify as hedges under SFAS 133.

                                                                  2001                                     2000
                                                  ------------------------------------       ------------------------------------
                                                  FACE           FAIR      FAIR VALUE         FACE         FAIR       FAIR VALUE
                                                  VALUE          VALUE    VARIATION(1)        VALUE       VALUE      VARIATION(1)
                                                  -----         ------    ------------       ------      ------      ------------
                                                                            (IN MILLIONS OF EUROS)
FOREIGN CURRENCY RISK AND FOREIGN CURRENCY
  RISK ON NET DEBT
Forward deals(2)...............................   14,438          (134)        (374)         25,739          62          (682)
Options(2).....................................   13,354            --           (5)         13,827         (14)           (6)
Net long-term debt(3)..........................    2,786         2,786         (277)          1,100       1,100          (110)
Net short-term debt(3).........................   (1,698)       (1,699)        (170)          1,679       1,679          (168)
                                                                               ----                                      ----
  Total Currency risk..........................                                 486                                      (966)
INTEREST RATE RISK
Net long-term debt(4)..........................    5,625         5,467          (60)          5,055       5,083           (24)
Net short-term debt(5).........................   (2,992)       (2,992)          --            (833)       (833)           --
                                                                               ----                                      ----
  Total interest rate risk.....................                                 (60)                                      (24)


----------
(1) Reflects the effect of a 10% increase in all foreign currencies other than the euro for foreign currency risk analysis and a 1% decrease in interest rates for interest rate risk analysis.

(2)  Sum of absolute values.

(3) Face value and Fair value figures include only net debt denominated in foreign currency.

(4) Face value and Fair value figures include all debt, regardless of currency denomination.

(5)  Figures in parenthesis reflect a cash positive effect.

     Since we are a net seller of non-euro currencies, the assumption of a rise in the value of those currencies versus the euro generates a loss. The sensitivity of the value of our debt to a rise of non-euro currency is mainly due to the increase of the debt denominated in U.S. dollars. This analysis does not take into account the fact that this issue of U.S. dollar denominated debt has been used principally to fund the development of our business in the United States.

ASSUMPTIONS AND CALCULATIONS

     The face value of options and forward deals include all options and forward deal transactions, bought and sold. Fair value of foreign exchange forward contracts and options is calculated with market standard financial software.

COMMODITIES RISK

     Since the initial public offering of Nexans in June 2001, we are no longer exposed to the market risk of metal price.

EQUITY RISKS

     For the management of our portfolio of equity participations we have sold some call options on the shares held in the portfolio. The strike prices of these call options are always above the book value of the shares. Any fluctuation of share value over the exercise price will result in a potential profit that is limited to the difference between the book value and the exercise price, plus the premium received.

     As of December 31, 2001, Alcatel did not have such options in portfolio.

     Additional information applicable to market and credit risks is provided in
Note 28 to Alcatel's consolidated financial statements.

IMPACT OF ECONOMIC CRISIS IN EMERGING MARKETS

     The crisis in Argentina and the devaluation of the Argentinian Peso have not had a significant impact on our consolidated financial results. The telecommunications market in Brazil is currently experiencing consolidation and our principal Brazilian customers are facing difficult financial conditions that have led them to defer payments. Nonetheless, receivables from Brazilian contracts do not constitute a significant risk.

RESEARCH AND DEVELOPMENT

     EXPENDITURES. In 2001, our research and development expenditures totaled EURO 2,867 million (11.3% of 2001 consolidated net sales) compared to expenditures of EURO 2,828 million in 2000 (9.0% of 2000 consolidated net sales) and EURO 2,109 million in 1999 (9.2% of 1999 consolidated net sales).

     ACCOUNTING POLICIES. Our policy is to record research and development expenses for the year in which they are incurred, except as follows. Software development costs are included in intangible assets when they strictly comply with the following criteria: the project is clearly defined and costs are separately identified and reliably measured; the technical feasibility of the software is demonstrated; the software will be sold or used in-house; a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and adequate resources required for completion of the project are available. Software costs are amortized, in case of internal use, over their probable service lifetime, or in case of external use, according to prospects for sale, rental or other forms of distribution. The amortization corresponds to the greater of either the cumulative amounts using straight- line amortization or the cumulative amounts based on the criteria discussed above. Recoverable amounts disbursed under the terms of contracts with customers are included in work-in-progress on long-term contracts.

     In connection with accounting for the DSC acquisition in 1998 and the Genesys and Newbridge acquisitions in 2000 under U.S. GAAP for reconciliation purposes, and the purchase acquisition of Xylan in 1999 for both French and U.S. GAAP purposes, we allocated a significant portion of the purchase price of each acquisition to in-process research and development projects. As part of the process of analyzing the DSC, Xylan, Genesys and Newbridge acquisitions, we made our decision to buy technology that had not yet been commercialized rather than develop the technology internally.

     In estimating the fair value of in-process research and development for the acquisitions described below, we considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions and project risks.

     The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by us and our competitors. Net cash flows from such projects are based on management's estimates of cost of sales, operating expenses, and income taxes from such projects.

     The value assigned to purchased in-process research and development was determined by discounting the net cash flows to their present value. The selection of the discount rate was based on a consideration of our weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle. This value was also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

     As of the date of each of the acquisitions, the development of the in-process research and development projects at each of DSC, Xylan, Genesys and Newbridge had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

     Set forth below are descriptions of our methodology for estimating the fair value of the in-process research and development of DSC, Xylan, Genesys and Newbridge at the time of acquisition and their status of the projects at the end of 2001. We cannot give assurances that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, as described below, will transpire as estimated.

     DSC. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of $ 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Access ($ 600 million), Switching ($ 400 million), and Transmission ($ 100 million).

     ACCESS -- DSC engineers had undertaken significant efforts to advance the current local loop technologies to incorporate high-speed data capabilities, including fiber optics. At the acquisition date, these projects were expected to be completed over the nine to eighteen month period following the acquisition.

     SWITCHING -- DSC development personnel were working on a variety of projects targeted at next-generation signaling and switching platforms. These efforts were initiated to address the convergence of data and voice communications, local and long-distance integration, and the strong demand for wireless systems. At the acquisition date, these projects were expected to be released over the six to thirty-six month period following the acquisition.

     TRANSMISSION -- DSC development personnel were working on efforts targeted at substantially increasing transmission capacity. These efforts were designed to enable service providers to offer an array of new services. At the acquisition date, these projects were expected to be completed within the six month period following the acquisition.

     At the time of the acquisition, the estimated costs expected to be incurred to complete the purchased in-process technology into commercially viable products were approximately $ 195 million in the aggregate over the two year period following the acquisition -- $ 100 million for switching, $ 72 million for access, and $ 23 million for transmission.

     In estimating total revenues from the acquired in-process technology, we assumed that revenues would be higher in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

     The estimated costs of goods sold and operating expenses as a percentage of revenues were expected to be lower than those of DSC on a stand-alone basis primarily due to production efficiencies we expected could be achieved through economies of scale of the combined operations. As a result of these anticipated savings, we expected that the combined company was likely to enjoy higher profit margins in future periods.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

     We have completed many of the original research and development projects in accordance with the plans outlined above, and have expanded several other projects to integrate our technologies. The majority of the projects are on schedule, but delays occurred due to changes in technological and market requirements for telecommunications/data networking equipment. Further, factors such as the inherent complexity and breadth of the projects delayed the development of certain projects as well. We currently believe that actual results have been lower than forecasted with respect to revenues generated by the acquired in-process research and development. However, we believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with our estimates at the time of acquisition.

     XYLAN. At the acquisition date, Xylan was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of $ 230 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above.

     Xylan engineers were working on several important projects targeted at advancing their existing OmniSwitch platform by developing next-generation technologies in the areas of Packet-over-SONET and VoIP. These efforts were initiated to address the convergence of data and voice communications in the industry. At the acquisition date, these projects were expected to be released within the six months following the acquisition.

     Approximately $ 40 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 12 to $ 15 million over the twelve months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and ranged from 50% to 80% complete based on costs, milestones and accomplishments.

     Estimated total revenues from the acquired in-process technology were expected to peak in 2001 to 2002 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Xylan were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% to 22% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

     Many of Xylan's original research and development projects have been discontinued since the acquisition due to the overlap in research and development activities at Newbridge, which we acquired in 2000, and to a slowdown in the ATM market. Delays occurred in the development of ethernet gigabit platforms due to the inherent complexity and breadth of the project. We believe that revenues generated by the purchased in-process research and development peaked and declined. As a result, goodwill and part of the acquired technology was written off in 2001. You should refer to Note 9 to our consolidated financial statements for a further discussion of the write-off.

     GENESYS. At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of

$ 100 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

     Approximately $ 22 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

     Estimated total revenues from the acquired in-process technology were expected to peak in 2003 to 2004 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Genesys were expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 18% was used for determining the value of in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

     As of the end of 2001, actual results have been consistent, in all material respects, with our assumptions at the time of the acquisition.

     NEWBRIDGE. At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of $ 750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing ($ 505 million) and Access ($ 245 million).

     Approximately $ 135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and ranged from 50% to 80% complete based on development costs.

     Estimated total revenues from the acquired in-process technology were expected to peak in 2004 and 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

     We have completed many of the original research and development projects in accordance with the plans outlined above, and have expanded several other projects to integrate our technologies. The majority of the projects are on schedule, but delays occurred due to changes in technological and market requirements for telecommunications/data networking equipment. Further, factors such as the inherent complexity and breadth of the projects delayed the development of certain projects as well. We currently believe that actual results have been lower than forecasts with respect to revenues generated by the acquired in-process research and development. However, we believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with our estimates at the time of acquisition.

     CONCLUSION. The nature of the efforts to develop the acquired in-process technology into commercially viable products and services principally relate to the completion of all planning, designing, prototyping, high-volume verification, and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical, and economic performance requirements. As a result of the failure to develop successful products from the Xylan/ Packet Engines, Assured Access and Internet Devices acquired in-process research and development, our sales and profitability have been adversely affected. Failure to successfully develop any of the other projects may adversely affect our sales and profitability in the future. The failure of any particular individual project in-process would not materially impact our financial condition or results of operations.

     Commercial results will be subject to uncertain market events and risks, which are beyond our control, such as trends in technology, government regulations, market size and growth, and product introduction or other actions by competitors.

        OPTRONICS DIVISION'S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following information together with "The Optronics Division Selected Combined Financial Data" and the combined financial statements and related notes included in this annual report, as well as the financial information for Alcatel and "Alcatel's Operating and Financial Review and Prospects" included elsewhere in this annual report.

OVERVIEW

     As a business division of Alcatel operating within the Optics segment, the Optronics division's net sales have historically been concentrated among companies or divisions within Alcatel. In late 1999, the Optronics division began offering its entire product portfolio to customers outside Alcatel. For 2001 and 2000, net sales to external customers totaled approximately 18% and 33%, respectively, of the division's net sales. The Basic Intercompany Agreement between Alcatel and the Optronics division which was implemented when we first issued our Class O shares in 2000, requires each of the parties to continue to do business together on an arm's-length basis. In this context, although the division has established a strategic objective of promoting sales of all product lines to outside customers, its overall commitment is to seek the best sales in term of price and quantity regardless of whether those sales are to Alcatel and its subsidiaries or external customers.

     In addition, the Optronics division's customers tend to place large orders at irregular intervals, which can cause significant variations in quarterly net sales and capacity usage rates. The sales cycle can be quite lengthy, because customers require customization of the division's products followed by a lengthy qualification process during which the division's products are tested and must be proven to comply with the customer's product specifications. These market trends make it difficult for the division to predict its results of operations from quarter to quarter.

     In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK) for 9 million Class O shares and 2.2 million Class A shares.

     In contrast to the rapid growth in demand and supply constraints experienced in 2000, the opto-electronic industry in 2001 was dramatically affected by the slowdown in the telecommunications market. This slowdown manifested itself first in the United States, and then in Europe during the second half of the year. The submarine network market, which has represented a significant portion of the Optronics division's sales, was particularly adversely affected. Systems suppliers had stockpiled inventory in 2000 and as a result, the Optronics division experienced a significant amount of order cancellations and a large decrease in new orders. The rapid decline in revenues was not offset by a proportional decline in the Optronics division's fixed cost base. The division's fixed cost base results primarily from the completion in 2001 of the expansion of three manufacturing facilities that had been started in 1999. The division instituted cost-cutting measures in 2001, including a reduction in general and administrative expenses, headcount and capital expenditures. Headcount was reduced to 1,956 employees at December 31, 2001 from 2,830 employees (pro forma for the Kymata acquisition) at May 1, 2001. As a result of these market dynamics, period to period comparisons of the Optronics divisions results of operations are difficult.

     The division expects that the cyclical downturn in the submarine market will continue at least for the medium term and that the U.S. market will not begin to show signs of a rebound until the end of the year. Despite cost cutting measures undertaken in 2001, the division expects that it may have excess capacity with a high fixed cost base and anticipates declining revenues for the first half of 2002. The division expects that first quarter sales in 2002 may fall almost 50% from fourth quarter 2001 levels to generate operating losses.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of the Optronics division's results of operations and financial condition are based on its combined financial statements, which are prepared in accordance with French GAAP as described in
Note 1.2 of the Notes to the combined financial statements. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex and subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of the assets, liabilities and net worth, and of the division's earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon.

     The Optronics division believes that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

     VALUATION ALLOWANCE FOR INVENTORY AND FOR DOUBTFUL ACCOUNTS RECEIVABLE. A valuation allowance is recorded to recognize the difference between the net realizable value expected from inventory and its carrying value. This allowance is calculated based on an analysis by the division of any predictable changes in demand, technology or the markets, mainly to identify any obsolete or excess inventory. A valuation allowance is also recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects a customer's ability to honor its debts and the age of the debts in question. If the market conditions and the customers' financial position were to deteriorate in the future, these factors would be taken into account when the allowance is calculated.

     GOODWILL AND INTANGIBLE ASSETS. When there are signs of a loss in value during the course of the year, impairment tests are conducted on the goodwill and the intangible assets concerned, and impairment losses are recorded, if necessary. This exceptional amortization is calculated based on the forecasted discounted operating cash flow or on the market value of such assets, if an active market exists. A change in the markets may cause the Optronics division to review the value of goodwill and to record additional exceptional amortization.

     DEFERRED TAX ASSETS. Deferred tax assets are recognized if it is more likely than not that they will be realized in the years to come. Significant judgment by management is required in determining the Optronics division's recognition of deferred tax assets on the balance sheet. This recognition is based on the division's estimates of taxable income in each jurisdiction in which it operates and the period over which the division's deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the division adjusts these estimates in future periods, the division may be required to write off a portion or all of the deferred tax assets, which could materially impact its financial position and results of operations.

     CUSTOMER WARRANTIES. Reserves are recorded for warranties given to customers of the Optronics division's products for manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed, as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products are sold. They represent the best possible estimate at the time the sale is made of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

COMBINED FINANCIAL STATEMENTS

     The financial information included in this discussion is derived from the combined financial statements of the Optronics division, a business division of Alcatel, for the years ended December 31, 2001, 2000 and 1999.

     The combined financial statements of the Optronics division for 1999 were prepared by combining the separate financial data of Alcatel Optronics France and the unincorporated units of Alcatel USA, Inc. and

Alcatel ITS, Inc. that were contributed to Alcatel Optronics USA, Inc. as though they had existed as a single entity during the periods presented. Had these three entities actually existed as a single entity during 1999, their actual results of operations and financial position may have been different from those presented in the combined financial statements. Therefore, the division's financial position and cash flows for 1999 are not necessarily indicative of the financial position and cash flows that would have resulted had the three entities been operating as an independent company. For a more complete description of how the combined financial statements were prepared, see Note 1.1 to the division's combined financial statements. Currently, the Optronics division is composed of four Alcatel subsidiaries: Alcatel Optronics France, a French company; Alcatel Optronics USA, Inc., a U.S. company, Alcatel Optronics Canada, a Canadian company acquired in August 2000; and Alcatel Optronics UK, a U.K. company acquired in September 2001. The principles of the Basic Intercompany Agreement apply to any company acquired and included in the Optronics division group after September 20, 2000. Therefore, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK have also entered into similar agreements since the respective acquisition dates of Alcatel Optronics Canada and Alcatel Optronics UK.

     The combined financial statements are prepared on the basis of the historical financial information of the entities included in the Optronics division and allocation of certain costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since September 20, 2000, its implementation date. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts, except the financing of Alcatel Optronics USA from July 1, 2000 and research and development allocations for 2000. See Note 1.1 to the combined financial statements of the Optronics division for a discussion of the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

RESULTS OF OPERATIONS

     The following table sets forth financial data from the Optronics division's combined statements of income for the years ended December 31, 2001, 2000 and 1999, expressed in each case as a percentage of net sales:

                                                                              YEAR ENDED DECEMBER 31,
                                                                           -----------------------------
                                                                            2001        2000        1999
                                                                           ------      ------      ------
NET SALES ............................................................       100%        100%        100%
Cost of sales ........................................................     (91.0)      (64.0)      (64.7)
                                                                           -----       -----       -----
GROSS PROFIT .........................................................       9.0        36.0        35.3
Administrative and selling expenses ..................................      (8.3)       (5.6)       (7.3)
Research and development expenses ....................................     (13.2)       (8.4)      (14.1)
                                                                           -----       -----       -----
INCOME (LOSS) FROM OPERATIONS ........................................     (12.5)       22.0        13.9
Financial income (loss) ..............................................      (1.2)       (0.1)       (0.1)
Restructuring costs ..................................................      (1.6)         --          --
Other revenue (expense) ..............................................      (4.6)        0.0        (0.5)
                                                                           -----       -----       -----
INCOME (LOSS) BEFORE TAXES AND AMORTIZATION OF GOODWILL ..............     (19.9)       21.9        13.3
                                                                           -----       -----       -----
Income tax ...........................................................       5.6        (7.6)       (4.2)
Amortization of goodwill .............................................     (16.4)       (0.7)         --
Purchased R&D ........................................................        --        (5.0)         --
                                                                           -----       -----       -----
NET INCOME (LOSS) ....................................................     (30.7)%       8.6%        9.1%

OPTRONICS DIVISION YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     The Optronics division's net sales were EURO 470.4 million in 2001, representing a 8.8% increase from net sales of EURO 432.3 million in 2000.

     Net sales by product line were as follows:

     DISCRETE MODULES. Net sales of discrete modules, which include lasers, detectors and optical routing modules that are building blocks for an array of the Optronics division's solutions, were EURO 61.4 million in 2001, an increase of 18.3% from net sales of EURO 51.9 million in 2000. The increase followed the increase in the division's net sales. Discrete modules represented 13% of total net sales in 2001.

     PUMP MODULES. Net sales of pump modules were EURO 148.7 million in 2001, a decrease of 17.5% from net sales of EURO 180.3 million in 2000 due to the downturn in submarine and long-haul terrestrial activity during the course of 2001. Pump modules represented 31% of total net sales in 2001.

     OPTICAL AMPLIFIER SUB-SYSTEMS. Net sales of optical amplifier sub-systems were EURO 121.3 million in 2001, a decrease of 12.2% from net sales of EURO
     138.1 million in 2000 primarily due to the downturn in the long-haul terrestrial market during the course of 2001. Optical amplifier sub-systems represented 26% of total net sales in 2001.

     OPTICAL INTERFACE SUB-SYSTEMS. Net sales of optical interface sub-systems were EURO 98.0 million in 2001, an increase of 126.3% from net sales of EURO 43.3 million in 2000 due primarily to the introduction of optical board solutions in 2001. Optical interface sub-systems represented 21% of total net sales in 2001.

     OPTICAL PASSIVE COMPONENTS. Net sales of optical passive components were EURO 41.0 million in 2001, an increase of 159.5% from net sales of EURO
     15.8 million in 2000 primarily due to the integration of the products and technology acquired from Innovative Fibers (acquired in August 2000) and Kymata (acquired in September 2001). Optical passive components represented 9% of total net sales in 2001.

     Overall, in 2001, the Optronics division derived 82% of its net sales from Alcatel and its subsidiaries compared to 67% in 2000, due to a decrease in sales to external customers, primarily in the United States, arising out of the downturn in the telecommunications market and an increase in sales made to Alcatel, primarily for its European terrestrial optics business.

     Cost of sales totaled EURO 428.0 million in 2001, representing a 55% increase from cost of sales of EURO 276.8 million in 2000. This large increase resulted principally from a one time charge of EURO 58 million relating to the write-off of obsolete inventory and a high fixed cost base due, in part, to front-end wafer production that had not yet been adjusted to account for the dramatic drop in sales during the year.

     As a result of the foregoing, the Optronics division's gross profit totaled EURO 42.4 million in 2001, a 72.7% decrease from gross profit of EURO 155.5 million in 2000. As a percentage of net sales, gross profit decreased to 9.0% in 2001 from 36.0% in 2000.

     The Optronics division's administrative and selling expenses were EURO 39.0 million in 2001, representing a 60.5% increase from administrative and selling expenses of EURO 24.3 million in 2000. This increase resulted principally from the integration of Innovative Fibers for the full year and of Kymata in the fourth quarter of 2001.

     The Optronics division's research and development expenses were EURO 62.0 million in 2001, a 71.7% increase from EURO 36.1 million in 2000. These expenses mainly reflected the integration of Kymata and the focus on new product development principally in the areas of metropolitan applications, optical interfaces and associated discretes and cost-optimized platforms for long-haul/ultra long-haul.

     The Optronics division's income (loss) from operations was EURO (58.6) million in 2001, representing a significant decrease from income of operations of EURO 95.1 million in 2000 due primarily to the slowdown in the telecommunications industry, a EURO 58 million one time charge relating to the write-off of obsolete inventory and the division's high fixed cost base.

     The Optronics division recorded a financial loss of EURO 5.8 million in 2001, compared to EURO 0.4 million in 2000. This increase was due principally to EURO 4.0 million of net interest expense related to an increase in debt, principally short term debt. The division increased its indebtedness to fund its capital expenditure plan started in 1999 and to integrate Kymata.

     The Optronics division recorded a restructuring charge of EURO 7.5 million in 2001 relating primarily to layoffs in the United Kingdom, Canada and the United States, and in France, to layoffs and the implementation, at the end of 2001, of an early retirement plan.

     The Optronics division's other expenses were EURO 21.5 million in 2001, compared to EURO 0.1 million of other income in 2000. This increase in expenses was due principally to exceptional write downs of EURO 36.0 million for work-in-progress inventories, EURO 7.9 million for technology acquired in the acquisition of Innovative Fibers, Inc. and EURO 9.5 million for fixed assets. The write down for work-in-progress inventories was offset by a EURO 33.0 million indemnity payment made by Alcatel Submarine Networks to the Optronics division due to its cancellation of purchase orders.

     The income tax attributable to the division was EURO 26.3 million in 2001, which primarily related to a net deferred tax benefit of EURO 20.6 million, reflecting an effective tax rate of (28.1)%.

     The Optronics division's amortization of goodwill was EURO 77.2 million in 2001, compared to EURO 2.9 million in 2000. This increase was attributable to an exceptional EURO 70.0 million amortization of Alcatel Optronics Canada's goodwill.

     The Optronics division's net loss was EURO (144.3) million in 2001, compared with a net income of EURO 37.5 million in 2000.

OPTRONICS DIVISION YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     The Optronics division's net sales were EURO 432.3 million in 2000, representing a 144% increase from net sales of EURO 177.1 million in 1999. The division's net sales level in 2000 reflected a significant increase in net sales of the four existing product lines, particularly pump modules, and the first delivery for its new product line of passive optical components. The increase in net sales was due to an increase in volumes, as prices for all product lines decreased.

     Net sales by product line were as follows:

     DISCRETE MODULES. Net sales of discrete modules, which include lasers, detectors and optical routing modules, were EURO 51.9 million in 2000, an increase of 62% from net sales of EURO 32.0 million in 1999. This increase resulted mainly from increased demand from external customers. Discrete modules represented 12% of total net sales in 2000.

     PUMP MODULES. Net sales of pump modules were EURO 180.3 million in 2000, an increase of 144% from net sales of EURO 74.3 million in 1999. This growth was driven by strong demand from Alcatel Submarine Networks, the main customer for these products, for the 1,480 pump modules and the 980 pump modules. Pump modules represented 42% of total net sales in each of 2000 and 1999. Since the beginning of 2000, submarine pump modules were offered and delivered to external customers.

     OPTICAL AMPLIFIER SUB-SYSTEMS. Net sales of optical amplifier sub-systems were EURO 138.1 million in 2000, an increase of 162% from net sales of EURO
     52.8 million in 1999. This increase resulted mainly from increased demand from external customers. The division's efforts in 1999 to customize and qualify its optical amplifier products with a number of actual and potential customers outside Alcatel were successful in 2000. Optical amplifier sub-systems represented 32% of total net sales in 2000.

     OPTICAL INTERFACE SUB-SYSTEMS. Net sales of optical interface sub-systems were EURO 43.3 million in 2000, an increase of 173% from net sales of EURO
     15.8 million in 1999. In 2000, orders from Alcatel's Transmission System Europe division recovered from lower levels in 1999. In 2000, orders from Alcatel's Transmission System USA division increased significantly and the first significant orders from external customers were booked. Optical interface sub-systems represented 10% of total net sales in 2000.

     OPTICAL PASSIVE COMPONENTS. Net sales of optical passive components were EURO 15.8 million in 2000. This product line was introduced in early 2000 with submarine filters sold exclusively to Alcatel Submarine Networks. Optical passive components represented 4% of total net sales in 2000.

     Overall, in 2000, the Optronics division derived 67% of its net sales from Alcatel and its subsidiaries, compared to 82% in 1999 due to increased external sales at Alcatel Optronics USA and increased sales in Asia.

     Cost of sales totaled EURO 276.8 million in 2000, representing a 142% increase from cost of sales of EURO 114.6 million in 1999. This strong increase resulted principally from the increase in the division's net sales (144%). Cost of sales increased proportionally less than net sales in 2000 due mainly to a more favorable product mix. Product mix varies from quarter to quarter.

     As a result of the foregoing, the Optronics division's gross profit totaled EURO 155.5 million in 2000, a 149% increase from gross profit of EURO 62.5 million in 1999. As a percentage of net sales, gross profit increased slightly from 35.3% in 1999 to 36.0% in 2000.

     The Optronics division's administrative and selling expenses were EURO 24.3 million in 2000, representing an 87% increase from administrative and selling expenses of EURO 13.0 million in 1999. This increase resulted principally from the implementation of SAP software.

     The Optronics division's research and development expenses were EURO 36.1 million in 2000, a 45% increase from EURO 24.9 million in 1999. These expenses mainly reflected a continuation of the research and development projects that were in effect in 1999.

     The Optronics division's income from operations was EURO 95.1 million in 2000, representing a very significant increase from income from operations of EURO 24.6 million in 1999. As a percentage of net sales, income from operations improved from 13.9% in 1999 to 22.0% in 2000, mainly due to the significant increase in demand for the division's products.

     The Optronics division recorded a financial loss of EURO 0.4 million in 2000, compared to EURO 0.1 million in 1999. This increase was due principally to the net effects of exchange rate fluctuations.

     The income tax attributable to the division was EURO (32.9) million in 2000, reflecting an effective tax rate of 34.7%. The Optronics division's net income was EURO 37.5 million in 2000, representing a 133% increase compared to the net income of EURO 16.1 million in 1999, mainly due to the significant growth in its sales.

OPTRONICS DIVISION LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     For the year ended December 31, 2001, net cash used by operating activities was EURO (26.9) million. Adjusted for non-cash charges, net income from operations was EURO 105.8 million and was reduced by a decrease of EURO (132.7) million in working capital due to a decrease in sales resulting from the downturn in the telecommunications market.

     For the year ended December 31, 2001, net cash used by investing activities of EURO 241.0 million was primarily a result of EURO 136.6 million of capital expenditures for the completion of three of our manufacturing facilities that we had begun in 1999 and EURO 104.7 million related to the acquisition of Kymata.

     For the year ended December 31, 2001, net cash provided by financing activities was EURO 238.0 million and was primarily due to the increase of short term debt by EURO 142.3 million and the issuance of Alcatel Optronics France shares to Alcatel in connection with the acquisition of Kymata, the proceeds of which were EURO 106.3 million. These increases were partially offset by the division's payment of EURO 9.5 million in dividends on shares of Alcatel Optronics France to Alcatel and payments made under a capital lease of EURO 1.9 million to Alcatel.

     For the year ended December 31, 2000, net cash provided by operating activities was EURO 35.6 million, which included, in particular, EURO 114.2 million of increase in accounts payable, partly offset by an increase of EURO
78.1 million in accounts receivable and EURO 88.5 million in inventory linked to the development of the division's activities. For the year ended December 31, 2000, net cash used by investing activities was EURO 250.7 million, reflecting EURO 184.5 million for the acquisition of Innovative Fibers and capital expenditures of EURO 72.3 million made to increase the division's manufacturing capacity. For the year ended December 31, 2000, net cash provided by financing activities was EURO 260.0 million, mainly reflecting a capital increase made by Alcatel in Alcatel Optronics France.

     For the year ended December 31, 1999, net cash provided by operating activities was EURO 14.0 million, which included, in particular, an increase in accounts receivable mainly due to the high volume of sales in the last four months of 1999. For the year ended December 31, 1999, net cash used by investing activities was EURO 2.5 million, reflecting capital expenditures of EURO 14.7 million made to increase the division's manufacturing capacity, and partially offset by a reduction of EURO 12.2 million of excess cash invested in Alcatel Central Treasury's current account with a maturity over three months. For the year ended December 31, 1999, net cash used by financing activities was EURO
15.0 million, reflecting the division's payment of EURO 11.0 million in dividends to Alcatel in the form of dividends from Alcatel Optronics France to Alcatel following its operating profit in that year.

CASH MANAGEMENT AND CAPITAL RESOURCES

     Because the Optronics Division is one of our divisions, its finance activities are managed on a centralized basis by Alcatel. The four companies that constitute the division lend any excess cash or borrow for short-term needs from Alcatel Central Treasury according to the following procedure:

     - Alcatel Optronics France lends or borrows from Alcatel Central Treasury

     - Alcatel Optronics USA lends or borrows from Alcatel USA Sourcing LP

     - Alcatel Optronics Canada lends or borrows from Coralec

     - Alcatel Optronics UK lends or borrows from Alcatel UK

     This centralized treasury management allows the Optronics division to benefit from certain market financing terms granted to Alcatel by financial institutions. Under the central treasury management arrangements, the Optronics division borrows funds from Alcatel (directly or through its subsidiaries listed above) at an interest rate of:

     - EURIBOR plus 80 basis points for Alcatel Optronics France

     - LIBOR plus 92.5 basis points for Alcatel Optronics USA

     - LIBOR plus 87.5 basis points for Alcatel Optronics Canada

     - LIBOR plus 87.5 basis points for Alcatel Optronics UK

     The division's companies lend their excess cash at an interest rate of EURIBOR minus 12.5 basis points for euro and LIBOR minus 12.5 basis points for U.S. dollars. Alcatel's management will determine, in its sole discretion, whether any of its business divisions will provide any particular funds on any particular occasion to the Optronics division, when they will do so and in what amounts, but will not be obligated to cause such cash transfers. As a result, the division's liquidity could be adversely affected by the treasury decisions of Alcatel's management.

     At December 31, 2001, the Optronics division's short-term borrowings from Alcatel Central Treasury's current account were EURO 159.5 million. Alcatel Optronics UK also had EURO 3.6 million of short-term borrowings at December 31, 2001. Such amounts were used to fund operations, capital expenditures and the integration of Kymata.

     CONTRACTUAL OBLIGATIONS. The division has certain contractual obligations that extend beyond 2002. Among these obligations are indebtedness owed to Banque de Developpement du Canada, which was assumed in the Innovative Fiber acquisition, a capital lease obligation and our operating leases. Such obligations for these three items at December 31, 2001 were as follows:

                                                             LESS THAN       1-3      4-5     AFTER
                                                             ONE YEAR       YEARS    YEARS   5 YEARS
                                                             ---------      -----    -----   -------
                                                                        (EURO MILLIONS)
Long-term debt, excluding capital lease ....................       0.8        1.7     0.2      1.1
Capital lease (excluding interest) .........................      17.4(1)     8.0     5.5      7.1
Operating lease ............................................       2.6        4.7     2.7      8.8

----------

(1) EURO 14.1 million represents a capital lease held by Alcatel Optronics UK that will be repurchased during 2002.

FUTURE CAPITAL REQUIREMENTS OF THE OPTRONICS DIVISION

     The division plans to spend approximately EURO 40 million in 2002 in capital expenditures, based upon commitments incurred in 2001. The division plans to fund its capital requirements from cash from operations, available funds and, to the extent necessary or attractive, borrowings from Alcatel pursuant to its treasury management arrangements with Alcatel. The timing and decision to finance any of these plans is solely at the discretion of Alcatel's management.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

SENSITIVITY TO CURRENCY EXCHANGE RATE FLUCTUATIONS

     In 2001, approximately 41% of the Optronics division's net sales were realized in currencies other than the euro, including 40% realized in U.S. dollars and 1% realized in Japanese yen and British pound, respectively. The division's net sales during the three-year period ended December 31, 2001 were not significantly affected by fluctuations in currency exchange rates. In 2001, 49% of the division's expenses were incurred in currencies other than the euro, including 32% incurred in U.S. dollars, 9% incurred in Japanese yen and the remaining 8% in various other non-euro currencies.

     In order to protect itself from the risk of losses that could result from mismatches between the currencies in which the division realizes its net sales and the currencies in which it incurs its expenses, the division enters into currency hedging arrangements, such as forward exchange contracts, with Alcatel Central Treasury, mainly with respect to the U.S. dollar and the Japanese yen. Every month, the division's management prepares an estimate of its net position in each of these currencies for a six-month period and enters into hedges for the estimated net amounts. The division does not hedge its exposure on individual orders. No assurance can be given that the division's hedging will be sufficient to eliminate currency mismatches in the future and that such mismatches will not result in substantial costs to the division.

     As set forth above, the Optronics division records revenues, expenses, assets and liabilities in a number of different currencies. In preparing its combined financial statements, the division translates the value of these different revenues and expenses into euros at the rate of exchange prevailing on the date of the transactions. Income statements that are included in the combined financial statements and not denominated in euro are translated for consolidation purposes into euros at the average exchange rate for the period. Assets and liabilities that are non-euro-denominated for consolidation purposes are translated into euros at the exchange rate in effect at the end of the period. Fluctuations in the value of the euro will have an impact on the value of these revenues, expenses, assets and liabilities reflected in the division's combined financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on the division's results of operations and financial position when expressed in euros.

SENSITIVITY TO MARKET RISK

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     The Optronics division uses off-balance sheet financial instruments primarily to manage its exposure to fluctuations in foreign currency exchange rates. The division enters into forward exchange contracts with Alcatel Central Treasury to hedge its net exposure for sales and purchase commitments expressed in foreign currencies. Management does not believe that there is any credit risk associated with these financial instruments.

HEDGING ACTIVITIES RELATED TO INTEREST RATE AND FOREIGN EXCHANGE RISK

     The Optronics division does not enter into interest rate derivative instruments because of its limited fixed rate borrowings and its ability to obtain short-term borrowings at variable rates from Alcatel Central Treasury.

FOREIGN EXCHANGE INSTRUMENTS

     The Optronics division enters into forward exchange contracts with Alcatel Central Treasury to hedge purchase and sale commitments resulting from sale and purchase transactions denominated in foreign currencies completed by Alcatel Optronics France and Alcatel Optronics Canada. Alcatel Optronics USA does not use such financial instruments, as its goods are generally sold in U.S. dollars to U.S. customers. Currencies commonly used by the division include the euro, pound Sterling, U.S. dollar, Japanese yen, and, to a lesser extent, the Canadian dollar and the Swiss franc.

     The Optronics division generally invoices external customers, when exporting, in the currency of the importing country, while sales within Alcatel are generally invoiced in euros (other than sales to U.S. and Japanese companies within Alcatel, which are generally invoiced in U.S. dollars or Japanese yen, respectively).

     At December 31, 2001, the Optronics division did not have any hedging instruments outstanding.

     At December 31, 2000, hedging instruments include the following:

                                                                                   REMAINING TERM
                                                               -------------------------------------------------------
                                                   TOTAL       LESS THAN 1 YEAR     1-5 YEARS     GREATER THAN 5 YEARS
                                                ----------     ----------------     ---------     --------------------
                                                                            (IN MILLIONS)
FOREIGN EXCHANGE INSTRUMENTS
Foreign exchange contracts
  -- currencies purchased....................   EURO   6.0         EURO   6.0           --                --
  -- currencies sold.........................   EURO 106.4         EURO 106.4           --                --

FAIR VALUE OF FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, BANK OVERDRAFTS, SHORT-TERM BORROWINGS, ACCOUNTS AND NOTES PAYABLE

     The carrying amounts reflected in the combined financial statements of the Optronics division are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

CAPITAL LEASE OBLIGATIONS

     The fair value of this financial instrument was determined by estimating future cash flows and discounting these future cash flows using the division's current borrowing rates at December 31 for similar types of borrowing arrangements.

FORWARD EXCHANGE CONTRACTS

     The fair value of the forward exchange contracts has been determined by applying the difference between the forward contract rate and the forward rate at December 31 to the principal amounts of the contracts.

                                                                                  DECEMBER 31,
                                                               ---------------------------------------------------
                                                                         2001                       2000
                                                               ------------------------    -----------------------
                                                                CARRYING        FAIR       CARRYING        FAIR
                                                                 VALUE         VALUE         VALUE         VALUE
                                                               ----------    ----------   ----------     ---------
                                                                                  (IN MILLIONS)
BALANCE SHEET
Liabilities -- Capital lease obligations.................      EURO 204.9    EURO 203.6    EURO 36.1     EURO 35.3

                                                NOMINAL     FAIR      NOMINAL        FAIR
                                                AMOUNT     VALUE      AMOUNT        VALUE
                                                -------   ------     --------     ---------
                                                              (IN MILLIONS)
OFF BALANCE SHEET
FOREIGN EXCHANGE INSTRUMENTS
Forward contracts -- sales...................   EURO --   EURO --   EURO 106.4    EURO  4.5
Forward contracts -- purchases...............        --        --          6.0         (0.4)

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     In accordance with French company law governing a SOCIETE ANONYME , our affairs are managed by our board of directors and by our Chairman and Chief Executive Officer.

BOARD OF DIRECTORS

     The following table sets forth, as of February 28, 2002 (unless otherwise indicated), the following information for each of our directors: name, age, year of election to the Board, year in which term on the board expires, principal business activities performed outside of Alcatel (including other principal directorships) and the number of Alcatel shares owned.

                                      YEAR          YEAR
                                   INITIALLY        TERM               PRINCIPAL BUSINESS ACTIVITIES                 NUMBER OF
NAME                    AGE(1)     APPOINTED      EXPIRES                    OUTSIDE OF ALCATEL                   SHARES HELD (2)
---------------------   ------    -----------    ---------   --------------------------------------------------- ------------------
Serge Tchuruk.........    64          1995          2003     Director of Societe Generale, Thales, Vivendi        105,150 Class A
                                                             Universal, Total Fina Elf SA and Institut            300 Class O
                                                             Pasteur; Member of the Board of Directors of the     203 FCP 3A (3)
                                                             Ecole Polytechnique (Mr. Tchuruk is the Chairman
                                                             and CEO of Alcatel)

Daniel Bernard........    56          1997          2003     Chairman and CEO of Carrefour; Director of           37,625 Class A
                                                             Saint-Gobain and Comptoirs Modernes                  3,500 Class O

Philippe Bissara......    60          1997          2005     Managing Director of ANSA (National Association      53,625 Class A
                                                             of Limited Liability Companies; Director of          20 Class O
                                                             Societe d'Oxygene et d'Acetylene d'Extreme-Orient)   4,340 FCP 3A

Frank Blount..........    63          1999          2005     Chairman of JI Ventures Inc.; Director of Entergy    1,000 Class A
                                                             Corporation USA, Caterpillar Inc. USA, Adtran
                                                             Inc. USA, Hanson Plc and Global Light
                                                             Communications

Jozef Cornu...........    57          2000          2004     Adviser to the Chairman of Alcatel; Director of      500 Class A
                                                             Alcatel CIT                                          1,684 FCP 3A

Jean-Pierre Halbron...    65          1999          2005     Chairman and CEO of Electro Banque; Director of      17,870 Class A
                                                             Alstom (Mr. Halbron is the President of Alcatel)     100 Class O
                                                                                                                  1,912 FCP 3A

David Johnston........    60          2001          2005     President of the University of Waterloo (Canada;     500 Class A
                                                             Director of CGI, EMCO and Lifestyle Furnishings)     500 Class O

Pierre-Louis Lions....    45          1996          2005     Professor at the University of Paris - Dauphine      500 Class A
                                                             and the Ecole Polytechnique; Member of the           20 Class O
                                                             Academie des Sciences

Thierry de Loppinot...    58          1997          2005     Legal counsel of Alcatel's Head Office; Chairman     2,500 Class A
                                                             of the Supervisory Board of the "Actionnariat        38 Class O
                                                             Alcatel" Unit Trust (FCP 3A, Chairman and CEO of     2,929 FCP 3A
                                                             Formalec)

Jean-Marie Messier....    45          1999          2005     Chairman and CEO of Vivendi Universal; Chairman      21,250 Class A
                                                             of the Vivendi Universal Corporate Foundation;
                                                             Chairman of the Supervisory Board of Vivendi
                                                             Environnement and Canal + Group; Director of
                                                             Compagnie de Saint-Gobain, LVMH Moet Hennessey
                                                             Louis Vuitton, BNP Paribas, UGC and Vinci

                                      YEAR          YEAR
                                   INITIALLY        TERM               PRINCIPAL BUSINESS ACTIVITIES                 NUMBER OF
NAME                    AGE(1)     APPOINTED      EXPIRES                    OUTSIDE OF ALCATEL                   SHARES HELD (2)
---------------------   ------    -----------    ---------   --------------------------------------------------- ------------------
Peter Mihatsch........    61          2002          2005     Chairman of the Supervisory Board of Infineon and    500 Class A
                                                             Giesecke and Devrient Munich; Director of Taurus
                                                             Holding and BT & T; Member of the Supervisory
                                                             Board of Mannesmann, Vodafone and Daimler Chrysler
                                                             Services

Bruno Vaillant........    58          1997          2005     Engineer with Alcatel Space Industries               1,350 Class A
                                                             (Information Systems Division; Director of the       320 Class O
                                                             Caisse de Prevoyance Haussmann; Member of the        3,027 FCP 3A
                                                             Supervisory Board of the "Actionnariat Alcatel"
                                                             Unit Trust (FCP 3A)

Marc Vienot...........    73          1987          2003     Honorary Chairman and Director of Societe            2,950 Class A
                                                             Generale; Chairman of the Supervisory Board of
                                                             Aventis; Chairman of Paris Europlace; Director of
                                                             Vivendi Universal, Societe Generale Marocaine de
                                                             Banque and Ciments Francais; Member of the Board
                                                             of the Association Francaise des Entreprises
                                                             Privees

Helmut Werner.........    65          1997          2003     Chairman of the Supervisory Board of MG              1,200 Class A
                                                             Technologies AG, F-LOG AG; Member of the
                                                             Supervisory Board of BASF AG, Gerling-Konzern
                                                             Versicherungs Beteiligungs AG, Aktiebolaget SKF
                                                             and Ernst & Young Deutsche Allgemeine Treuhand AG
                                                             WPGes

----------
(1)  As of April 18, 2002.

(2)  As of January 31, 2002.

(3) FCP 3A is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two directors who are employees must participate in a FCP at the time of their appointment to our board.

     Each of Messrs. Tchuruk and Halbron has an understanding with us that, upon termination of the executive's employment by us other than for cause, the executive would be entitled to receive compensation equal to 24 months and 18 months, respectively, of his then compensation. Mr. Tchuruk is also entitled to receive, upon ceasing to be our Chairman and Chief Executive Officer, an annual payment calculated as a percentage of average compensation for a period prior to his ceasing to act in such capacity. Mr. Halbron is also entitled to receive, upon ceasing to be our employee, an annual payment calculated as a percentage of average compensation for a period prior to his ceasing to act in such capacity.

     The following table sets forth the amount of compensation, in euros, paid by us during 2001 to each of the individuals who were, during 2001, members of our board of directors, in connection with such person's service as a director and, if applicable, an executive of Alcatel.

              DIRECTOR                                     AMOUNT
              --------                                 ---------------
              Daniel Bernard........................   EURO     66,005
              Philippe Bissara......................            64,107
              Frank Blount..........................            41,945
              Jozef Cornu...........................           493,358
              Paolo Fresco(1).......................            28,268
              Jacques Friedmann(1)..................            40,880
              Noel Goutard..........................            11,572
              Jean-Pierre Halbron...................         1,206,725
              David Johnston........................            18,594
              Pierre-Louis Lions....................            41,945
              Thierry de Loppinot...................           137,775
              Jean-Marie Messier....................            23,076
              Krish Prabhu(1).......................         1,781,144
              Serge Tchuruk.........................         2,675,859
              Bruno Vaillant........................           123,298
              Marc Vienot...........................            65,503
              Helmut Werner.........................           116,773

              ----------
              (1) As of January 31, 2002, no longer a member of our Board of
                  Directors.

SENIOR MANAGEMENT

     The following table sets forth, as of March 29, 2002, the following information for each of our senior executives: name, age, current position with our company and the year in which such person was appointed a member of the Alcatel executive committee.

NAME                              AGE    CURRENT POSITION AND YEAR APPOINTED
----                              ---    -----------------------------------
Serge Tchuruk..................    64    Chairman and Chief Executive Officer (1995)
Jean-Pierre Halbron............    65    President and Member of executive committee (1995)
Jean-Pascal Beaufret...........    51    Member of executive committee and Chief Financial Officer (2002)
Jacques Dunogue................    51    Member of executive committee and President of Alcatel Europe, Middle East,
                                         Africa and India (2002)
Etienne Fouques................    53    Member of executive committee; Executive Vice-President of Alcatel and President of Alcatel Carrier Networking Group (2001)
Olivier Houssin................    49    Member of executive committee and President of Alcatel e-Business group (2000)
Andre Navarri..................    53    Member of executive committee and President "Operations" (2001)
Mike Quigley...................    49    Member of executive committee; Executive Vice President of Alcatel and President of
                                         Alcatel Americas (2001)
Christian Reinaudo.............    48    Member of executive committee; Executive Vice President of Alcatel and President of
                                         the Optics group (2000)
Ronald Spithill................    60    Member of executive committee; Executive Vice President of Alcatel and President of
                                         Alcatel Asia-Pacific (2000)
Thomas Edig....................    40    Member of executive committee and Vice President Corporate Human Resources of
                                         Alcatel (2002)

     There are no family relationships between any director and senior executive. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. Our articles of association and bylaws require that two members of our board must be employed by us.

COMPENSATION

     For the year ended December 31, 2001, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2001, as a group, for services in all capacities was EURO 8.6 million. The compensation for senior executives consists of both a base salary and a bonus which, for fiscal year 2001, is based on our performance in 2000. Other than Mr. Tchuruk, senior executives may earn around 38% of their total salary in bonus, which amount is determined based on our performance and the executive's performance. Of the total compensation paid to our senior executives in 2001, EURO 5.3 million was paid in base salary and EURO 3.3 million was paid in bonus. Directors' fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives also received stock subscription options for 2,275,330 Class A shares in 2001 with an average exercise price of EURO 33.85. The options expire in 2009.

     During 2001, Mr. Tchuruk was paid a base salary of EURO 1,524,490 and a bonus of EURO 1,151,369. The amount of the bonus was based on our consolidated net income in 2000 and on the dividends that we paid for 2000. The amount of Mr. Tchuruk's bonus paid in 2002 will be based on our 2001 consolidated net income and on the dividends that we pay for 2001. The amount of Mr. Tchuruk's bonus for 2001, paid in 2002, is expected not to exceed EURO 200,000. Mr. Tchuruk also received an option grant for up to 400,000 Class A shares, which will expire on March 6, 2009, with an exercise price of EURO 50, and an option grant for up to 500,000 Class A shares, which will expire on December 18, 2009, with an exercise price of EURO 20.80. During 2001, Mr. Tchuruk exercised options to purchase 250,000 Class A shares at an exercise price of EURO 12.96.

     The amount of directors' fees paid for 2001 totaled EURO 600,000. A portion of the directors' fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Mr. Tchuruk and Mr. Halbron do not receive directors' fees from our company.

COMMITTEES OF THE BOARD

AUDIT COMMITTEE

     Currently, the audit committee consists of three members: Marc Vienot, chairman of the committee (served since 1995), Daniel Bernard (served since
1997) and David Johnston (served since 2001). The audit committee reviews all subjects of an accounting or financial nature (closing of the financial statements, relevance of accounting methods, review of internal audit procedures and plans, etc.) and issues opinions on the renewal or appointment of auditors.

NOMINATION AND COMPENSATION COMMITTEE

     The board of directors established the nomination and compensation committee on July 25, 2001. Currently, the nomination and compensation committee consists of five members: Daniel Bernard, chairman of the committee, Philippe Bissara, Frank Blount, Serge Tchuruk and Helmut Werner. The nomination and compensation committee is responsible for studying issues related to the composition, organization, and operation of the board of directors and its committees. It also advises the board of directors on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.

     Prior to July 25, 2001, the functions of the current nomination and compensation committee were divided between the committees as follows: issues related to the composition, organization, and operation of the board of directors and its committees were studied by a nomination committee that consisted of five members: Serge Tchuruk, chairman of the committee (served since 1995), Marc Vienot vice-chairman of the committee (served since 1995), Philippe Bissara (served since 1999), Frank Blount (served since 1999) and Jacques Friedman (served since 1995). A compensation committee that consisted of three members: Daniel Bernard, chairman of the committee (served since 1999), Philippe Bissara (served since 1997) and Helmut Werner (served since 1999), advised the board on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.

EMPLOYEES

     At December 31, 2001, we employed 99,314 persons worldwide, primarily in Europe, compared with 113,412 (excluding Nexans) at December 31, 2000 and 97,283 (excluding Nexans) at December 31, 1999. In connection with our restructuring plan, we reduced our workforce during the year 2001 by 14,098 employees (excluding Nexans) worldwide. The tables below set forth the segments and geographic locations in which our employees (excluding Nexans) worked at December 31, 1999, 2000 and 2001.

                          CARRIER                                         SPACE AND
                          NETWORKING      OPTICS        e-BUSINESS       COMPONENTS      OTHER
                          ----------      ------        ----------       ----------      -----
1999....................  41,877          18,729          15,389           20,584         704
2000....................  49,988          22,432          16,255           24,024         697
2001....................  45,444          19,936          14,148           19,074         712

                                                         REST OF                        UNITED          REST OF
                          FRANCE          GERMANY         EUROPE            ASIA        STATES           WORLD
                          ------          -------        -------            ----        -------         -------
1999....................  36,693          16,794          33,362            4,159        15,676          9,028
2000....................  38,283          17,088          36,526            4,945        18,837         15,919
2001....................  31,123          13,050          28,286            5,090        11,491         10,274

     Membership of our employees in trade unions varies from country to country. Although our relationship with our employees differs from country to country, we believe that relations with our employees are satisfactory. The number of temporary workers at December 31, 2001 was approximately 4,300.

SHARE OWNERSHIP

DIRECTORS AND SENIOR EXECUTIVES

     Our articles of association and bylaws provide that each of our directors must own at least 500 shares. As of December 31, 2001, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our Class A shares or our Class O shares, respectively.

     SHARES. As of January 31, 2001 our directors (including directors who were also senior executives), as a group, beneficially held an aggregate of 265,413 Class A shares (including ADSs and FCP 3A interest) and Class O shares.

     OPTIONS. As of December 31, 2001 directors and senior executives as a group (including Krish Pabhu, a former director and senior executive) beneficially owned the following options:

     - for 152,500 Class A shares granted pursuant to a share subscription plan approved by our board in January 1996 at an exercise price of EURO 12.96 per share expiring on December 31, 2003;

     - for 15,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 1996 at an exercise price of EURO
        13.42 per share expiring on December 31, 2003;

     - for 1,060,000 Class A shares granted pursuant to a share subscription plan approved by our board in April 1997 at an exercise price of EURO
        19.27 per share expiring on December 31, 2004;

     - for 25,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 1997 at an exercise price of EURO
        20.95 per share expiring on December 31, 2004;

     - for 740,000 Class A shares granted pursuant to a share purchase plan approved by our board in December 1998 at an exercise price of EURO
        20.52 per share expiring on December 31, 2005;

     - for 1,165,000 Class A shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of EURO 48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

     - for 1,848 Class A shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of EURO 48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

     - for 15,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of EURO 65 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

     - for 1,252,400 Class A shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of EURO 50 per share expiring on March 6, 2009;

     - for 150 Class A shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2001, at an exercise price of EURO 50 per share expiring on June 30, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

     - for 1,206,800 Class A shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of EURO
        20.80 per share expiring on December 31, 2009;

     - for 240 Class A shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of EURO 20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France; and

     - for 50,000 Class A shares granted pursuant to a share subscription plan approved by our board in September 2001 at an exercise price of EURO 19 per share expiring on September 2, 2009.

     During 2001, certain directors received, and exercised, the options set forth below:

                                         OPTIONS GRANTED IN 2001                            OPTIONS EXERCISED IN 2001
                            ------------------------------------------------      -------------------------------------------
                                       EXPIRATION   EXERCISE PRICE   DATE OF                    EXERCISE PRICE       DATE OF
                             NUMBER       DATE        (IN EUROS)      GRANT        NUMBER          (IN EUROS)          PLAN
                            -------    ----------   --------------  --------      -------       --------------      ---------
Philippe Bissara.........        --           --           --             --       47,000           12.96            01/24/96

Josef Cornu..............    30,000     03/06/09        50.00       03/07/01           --              --                  --
                                 20     12/31/06        20.80       12/19/01

Jean-Pierre Halbron......   200,000     03/06/09        50.00       03/07/01       40,000           12.96            01/24/96
                            200,000     12/18/09        20.80       12/19/01
                                 20     12/31/06        20.80       12/19/01

Thierry de Loppinot......     1,200     03/06/09        50.00       03/07/01           --              --                  --
                              1,000     12/18/09        20.80       12/19/01
                                 20     12/31/06        20.80       12/19/01

Krish Prabhu(1)..........   200,000     03/06/09        50.00       03/07/01           --              --                  --

Serge Tchuruk............   400,000     03/06/09        50.00       03/07/01      250,000           12.96            01/24/96
                            500,000     12/18/09        20.80       12/19/01

Bruno Vaillant...........     1,200     03/06/09        50.00       03/07/01           --              --                  --
                                800     12/18/09        20.80       12/19/01
                                 20     12/31/06        20.80       12/19/01

----------
(1)  As of January 31, 2002, no longer a member of our Board of Directors.

EMPLOYEE STOCK OPTIONS

     At December 31, 2001, there were 101,907,539 options outstanding pursuant to existing share subscription plans and 11,197,000 options outstanding pursuant to existing share purchase plans, each option giving a right to acquire one Class A share. Also at December 31, 2001, there were 1,033,400 options outstanding pursuant to existing share subscription plans, each option giving a right to acquire one Class O share.

     In September 1999, March 2000, December 2000 and December 2001, our board of directors decided to extend its grant of stock options to specialists, high-potential employees and future executives, as well as members of senior management who previously had been the only beneficiaries of such options. Our existing share subscription and purchase plans are described below.

     SHARE SUBSCRIPTION PLANS. At our shareholders' meeting held on September 20, 2000, our shareholders authorized our board of directors to grant options to subscribe for a number of newly-issued Class A and Class O shares not to exceed 10% of the total number of outstanding Class A and Class O shares outstanding, to our employees and executives.

     On January 24, 1996, our board of directors approved a share subscription plan for the Class A shares. The plan included 9,069,500 Class A share subscription options with an exercise price of EURO 12.96 per share for 998 recipients. The options for the Class A shares become exercisable in 1998, and expire on December 31, 2003.

     On December 11, 1996, our board of directors approved a share subscription plan for the Class A shares. The plan included 394,000 Class A share subscription options with an exercise price of EURO 13.42 per share for 48 recipients. The options for the Class A shares become exercisable in 1998, and expire on December 31, 2003.

     On April 17, 1997, our board of directors approved a share subscription plan for the Class A shares. The plan included 8,199,500 Class A share subscription options with an exercise price of EURO 19.27 per share for 961 recipients. The options for the Class A shares become exercisable in 2002, and expire on December 31, 2004.

     On December 10, 1997, our board of directors approved a share subscription plan for the Class A shares. The plan included 367,000 Class A share subscription options with an exercise price of EURO 20.95 per share for 61 recipients. The options for the Class A shares become exercisable in 2002, and expire on December 31, 2004.

     On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 Class A shares were issued on June 29, 2000 at a price of EURO 48 per share, and for each share subscribed, the participant received an option to purchase four additional shares. As a result, options to purchase up to an aggregate of 8,905,804 Class A shares were granted to 58,957 participants with an exercise price of EURO 48 per share. These options become exercisable in 2003 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of one year. At the same board meeting, our board also approved the granting of 15,239,250 Class A share subscription options with an exercise price of EURO 48 per share to 3,887 recipients. These options become exercisable in 2003 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of two years.

     On December 13, 2000, our board of directors also approved a share subscription plan for the Class A and Class O shares. The first plan included 1,235,500 Class A share subscription options with an exercise price of EURO 65 per share for 478 recipients and the second plan included 306,700 Class O shares with an exercise price of EURO 64 per share for 340 recipients. The options for the Class A shares become exercisable in 2003 or, for options granted to employees of any of our companies with a registered office in France, in 2004, and are exercisable for a period of two years. Under the plan for the Class O shares, one quarter of the shares vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on December 12, 2008. Under the plan for the Class O shares, options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     On March 7, 2001, our board of directors approved a capital increase reserved for employees. In connection therewith, 91,926 Class A shares were issued at a price of EURO 50 per share, and for each share subscribed the participant received an option to purchase three additional shares. As a result, options to purchase up to an aggregate of 275,778 Class A shares were granted with an exercise price of EURO 50 per share. These options become exercisable in 2004 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of one year. At the same board meeting, our board also approved the granting of 37,668,588 Class A share subscription options with an exercise price of EURO 50 per share for 30,790 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on March 6, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     In 2001, our president approved certain share subscription plans pursuant to authority delegated to him by our board of directors. Pursuant to this delegation of authority, our president may grant certain Class A stock subscription options or Class O stock subscription options to our, or to our affiliates', new employees or, under exceptional circumstances, to our or to our affiliates' existing employees. On April 2, 2001, our president approved a share subscription plan for Class A and Class O shares. The first plan included 48,850 Class A share subscription options with an exercise price of EURO 41 per share for 13 recipients and the second plan included 2,500 Class O shares with an exercise price of EURO 39 per share for one recipient. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on April 1, 2009. Options granted to employees of any of our companies in France are not exercisable during the first four years after grant.

     On June 15, 2001, our president approved a share subscription plan for Class A shares. The plan included 977,410 Class A stock subscription options with an exercise price of EURO 32 per share for 627 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on June 14, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     On September 3, 2001, our president approved a share subscription plan for Class A shares. The plan included 138,200 Class A stock subscription options with an exercise price of EURO 19 per share for 58 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on September 2, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     On November 15, 2001, our president approved a share subscription plan for Class O shares. The plan included 162,000 Class O stock subscription options with an exercise price of EURO 9 per share for 16 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on November 14, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     On December 19, 2001, our board of directors approved a share subscription plan for Class A and Class O shares. The first plan included 27,871,925 Class A share subscription options with an exercise price of EURO 20.80 per share for 25,192 recipients and the second plan included 565,800 Class O shares with an exercise price of EURO 9.30 per share for 521 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on December 18, 2009. Options granted to employees of any of our companies in France are not exercisable during the first four years after grant. On December 19, 2001, our board of directors also approved a share subscription plan for Class A shares that included a maximum of 1,220,000 share subscription options, with an exercise price of EURO 20.80 per share, for up to 61,000 recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees. These options become exercisable in 2004 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of one year.

     Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.

     SHARE PURCHASE PLANS. Under a December 1998 plan, options to purchase up to 11,602,500 Class A shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of EURO 20.52. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 Class A shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of EURO 28.40 per share. The options granted under the December 1998 and September 1999 plans are exercisable, since the target of consolidated income from operations of at least 6.5% of our total net sales for the year ending December 31, 2000 was achieved. The December 1998 and September 1999 plans are comprised of options to purchase existing, and not newly issued, Class A shares. If the options are exercised, we will sell the optionee Class A shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders.

OPTION PLANS FOR ACQUIRED COMPANIES

     Option plans of Alcatel Optronics UK Ltd (formerly Kymata Ltd), which we acquired in September 2001, provide, as of December 31, 2001, the option holders the right to acquire 399,250 Class O shares at exercise prices ranging between EURO 0.80 and EURO 35.15 in lieu of shares of Kymata Ltd.

     Option plans of North American companies that we had acquired now provide the option holders the right to acquire Class A ADSs in lieu of shares of the acquired companies. These options give rights to purchase only existing Class A ADSs. These plans exist with respect to Newbridge, Packet Engines, Assured Access, Xylan, Internet Devices, DSC, Genesys and Alcatel USA Inc. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of U.S. and Canadian companies. In total, options to purchase up to 45,664,755 Class A ADSs were outstanding as of December 31, 2001 under the assumed stock option plans and the share purchase plan adopted in the United States and Canada, which represent a commitment by Alcatel USA, Inc. or its U.S. subsidiaries to the recipients. The following table sets forth, with respect to our U.S. and Canadian subsidiaries, the number of outstanding and exercisable options as of December 31, 2001, the average exercise price and the exercise period.

                                          OUTSTANDING OPTIONS                          EXERCISABLE OPTIONS
                             --------------------------------------------    ---------------------------------------
                                EXERCISE                        WEIGHTED     WEIGHTED                       WEIGHTED
                             PRICE IN U.S. $       NUMBER       REMAINING    AVERAGE        AMOUNT           AVERAGE
                              (GIVING RIGHT      OUTSTANDING    EXERCISE     EXERCISE     EXERCISABLE       EXERCISE
                                 TO ONE               AT         PERIOD      PRICE IN         AT            PRICE IN
ISSUER                         CLASS A ADS)      12/31/2001      (YEARS)      U.S. $      12/31/2001         U.S. $
------                       ---------------    ------------    ---------    --------     -----------       --------
Packet Engines.............      0.29-0.86           26,927       6.37        0.6783           20,386         0.623
Assured Access.............      0.74-1.85          143,336       6.48         0.787          136,097         0.773
Xylan......................     0.05-18.14        4,617,432       6.15         8.782        3,268,925         8.330
Internet Devices, Inc......      0.26-1.17           85,604       7.12          1.00           46,454         0.916
DSC........................    16.57-44.02          251,294       4.04        32.208          251,294        32.208
Genesys....................     0.01-41.16        5,179,081       7.27        20.244        3,145,610        18.223
Newbridge..................    11.72-52.48       15,272,958       3.10        29.753       12,064,886        29.840
Alcatel USA Inc............    21.40-84.88       20,088,123       8.44        53.096        7,988,679        49.729
                                                 ----------                                ----------
TOTAL NUMBER OF OPTIONS....                      45,664,755                                26,922,331
                                                 ==========                                ==========

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     At December 31, 2001, to our knowledge, no shareholder (other than our subsidiaries) beneficially owned 5% or more of either our Class A shares or our Class O shares.

     The table below lists our principal shareholders as of December 31, 2001:

                                                             CAPITAL                         VOTING RIGHTS
                                                 -------------------------------    ------------------------------
PRINCIPAL SHAREHOLDERS                           A SHARES     O SHARES     TOTAL    A SHARES     O SHARES    TOTAL
----------------------                           --------     --------     -----    --------     --------    -----
Caisse des Depots et Consignations Group.......     2.66%        2.47%      2.66%      2.81%       2.47%      2.80%
Employee Investment Fund (FCP 3A)..............     1.40%        0.92%      1.39%      2.69%       0.92%      2.65%
Societe Generale Group.........................     0.94%          --       0.92%      1.61%         --       1.57%
Shares held by Alcatel subsidiaries............     4.48%        0.05%      4.39%        --          --         --
Treasury Stock.................................     2.50%          --       2.44%        --          --         --
Public.........................................    88.02%       96.56%     88.20%     92.89%      96.61%     92.98%
                                                   -----        -----      -----      -----       -----      -----
TOTAL..........................................      100%         100%       100%       100%        100%       100%
                                                   =====        =====      =====      =====       =====      =====

     Each fully paid Class A and Class O share that is held in registered form by the same holder for at least three years entitles the holder to double voting rights at any of our shareholder meetings. The dual voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Regardless of the number of Class A and Class O shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any of our shareholder meetings (16% if double voting rights apply). For further details about voting rights of our shares please refer to Item 10 "Additional Information -- Description of Our Shares."

     As of December 31, 2001, 94,781,268 Class A ADSs were outstanding in the United States, representing approximately 12% of the total outstanding Class A shares and 2,533,544 Class O ADSs were outstanding in the United States, representing 9.9% of the total outstanding Class O shares. At such date, the number of registered Class A ADS holders and Class O ADS holders in the United States was 2,803 and 3, respectively.

     We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangements that may result in a change of control of Alcatel.

RELATED PARTY TRANSACTIONS

     In December 1999, Alcatel and Thales (formerly Thomson-CSF), a company in which Mr. Tchuruk serves as a director and in which Alcatel held at that time a 25.29% interest, entered into an agreement providing for cooperation between Alcatel and Thales on strategic and operational matters, including, marketing and sales, purchasing, venture capital and property management. Currently, we hold a 15.83% interest in Thales.

     In February 2001, in connection with our sale of a portion of our interest in Alstom in a public offering, we agreed to indemnify the underwriter for Alstom's obligations under the underwriting agreement. On the date this agreement was signed, Messrs. Tchuruk and Halbron were directors of both Alcatel and Alstom and we held a 24% interest in Alstom. Currently, we do not hold any interest in Alstom.

     In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales, a company in which Mr. Tchuruk serves as a director, for EURO 795 million, paid half in cash and half in Thales shares owned by Alcatel. As a result of this transaction, Alcatel Space became a wholly owned subsidiary of Alcatel and our interest in Thales decreased from 25.29% to 20.03%.

     Alcatel and Helmut Werner, a director, entered into a consulting agreement, with an effective date of August 1, 2001, pursuant to which Mr. Werner will advise us on strategic, economic and industrial matters. Pursuant to this agreement, we will pay to Mr. Werner annual compensation of EURO 102,258.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Alcatel's consolidated financial statements and the combined financial statements of our Optronics division elsewhere in this annual report.

LEGAL MATTERS

     In addition to a certain number of legal proceedings incidental to the normal conduct of our business, which our management does not believe represents significant costs for us, we are involved in the following legal proceedings, for which we have not judged it necessary to create provisions in our financial statements.

     FRANCE TELECOM. Since 1993, a legal investigation has been ongoing concerning "overbillings" which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the Transmission division and in 1992 in the Switching division (which are now the Optics and Carrier Networking segments, respectively).

     While the issue relating to the Transmission division resulted in the signing of a settlement agreement with France Telecom, France Telecom filed a civil complaint with the investigating magistrate regarding the switching activity without quantifying the amount of the alleged damages.

     In April 1999, we learned that the investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT were misused. Both Alcatel CIT and we have filed civil complaints to preserve their rights in this respect.

     In January 2000, the investigating magistrate declared his investigation closed on the alleged "overbillings," and we filed several motions with the Paris Court of Appeals challenging the validity of certain procedural aspects of the investigation, including the validity of the reports of two experts. On December 12, 2001, the Paris Court of Appeals rendered a decision ordering the deletion of certain portions of the expert's reports, but denying most of our motions. We have filed an appeal with the COUR DE CASSATION , the highest French court having jurisdiction on this matter, concerning the motions denied.

     DSC. In connection with the fall in our share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the "Actions") were filed since September 18, 1998 against us challenging the accuracy of certain public disclosures that we made regarding our financial condition during the first nine months of 1998.

     The Actions purport to be brought on behalf of classes consisting of persons who (i) acquired Class A ADSs in connection with our acquisition of DSC Communications Corporation in September 1998, or (ii) purchased Class A ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Class A ADSs between March 19, 1998 and September 17, 1998.

     The Actions have been consolidated in the U.S. District Court for the Eastern District of Texas. We moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999, the court dismissed the complaint of those persons who acquired Class A ADSs and call and put options between March 19, 1998 and September 17, 1998, with leave to amend. Those plaintiffs appealed, oral argument was held on March 2, 2002, and we are now awaiting the decision on the appeal. The claims of the other group of plaintiffs, representing those parties that received Class A ADSs as a result of our acquisition of DSC by merger, were settled in December 2001. The cost to us of this settlement not covered by our insurance is $4 million. Alcatel continues to deny any liability or wrongdoing with respect to this litigation.

     Although it is not possible at this stage of the cases to predict their outcome with certainty, we do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our consolidated financial position. We are not aware of any other proceedings that would or may have a significant effect on our activities, financial position or assets.

DIVIDEND POLICY

     GENERAL. Under French law, our board of directors must first propose the distribution of any dividend to a general meeting of all our shareholders, voting together as a single class. A majority of the holders of both Class A and Class O shares, voting together as a single class, must then approve the distribution. Under French law, the aggregate amount of any dividends paid on the Class A shares and the Class O shares will, for any year, be limited to our distributable profits ( BENEFICE DISTRIBUABLE ) for that year. In any fiscal year, our distributable profits will equal the sum of the following:

     -  our profits for the fiscal year, less

     -  our losses for the fiscal year, less

     - any required contribution to our legal reserve fund under French law, plus

     - any additional profits that we reported, but did not distribute in our prior fiscal year.

     In the future, we may offer our shareholders the option to receive any dividends in shares instead of cash.

     Dividends paid to holders of Class A or O shares (we will refer to them generally as "Alcatel shares") or Class A or O ADSs (we will refer to them generally as "ADSs") who are nonresidents of France in 2001 will generally be subject to a 25% French withholding tax which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of Alcatel shares or ADSs who are residents of the United States. may be entitled to receive a subsequent payment representing the French AVOIR FISCAL tax credit in an amount equal to 25% or 50% of the amount of dividend paid, depending on the beneficiary of any dividends paid by Alcatel, less applicable French withholding tax. See "Taxation" for a summary of certain U.S. federal and French tax consequences to holders of Alcatel shares or ADSs. Holders of Alcatel shares or ADSs should consult their own tax advisors with respect to the tax consequences of an investment in Alcatel shares or ADSs. Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to U.S. dollars. You should refer to Item 10 -- "Description of the Class A ADSs" and "-- Description of the Class O ADSs" for a further discussion of the payment of dividends on the ADSs.

     CLASS O SHARE DIVIDENDS. Pursuant to our articles of association and by-laws and subject to the limitations described below, in each year, with respect to our results of the immediately preceding fiscal year, we will pay a non-cumulative preferred dividend on the Class O shares (excluding AVOIR FISCAL), which will be the greater of:

     -  EURO 0.10 per Class O share; and

     - an amount per Class O share calculated based on the financial performance of the Optronics division. The amount per Class O share that is calculated based on the performance of the Optronics division will equal 10% of the earnings of the Optronics division for that year attributable to the outstanding Class O shares divided by the number of Class O shares deemed outstanding (which includes the number of Class O shares that, if issued to us, would represent our interest). For a further discussion of how to measure our interest in the Optronics division for dividend purposes, you should review Item 10 -- "Description of our Shares -- Class O shares."

     In no event may the latter amount exceed 150% of the dividend per share paid on the Class A shares in respect of the same fiscal year. The preferred dividend will be paid in preference to any dividend paid to holders of Class A shares.

     If the preferred dividend is not approved by shareholders pursuant to the procedures described under "General" above, we will be in breach of our articles of association and by-laws and would remain liable to make such payment to holders of Class O shares.

     Any dividend that we pay on the Class O shares, including the preferred dividend described above, is subject to any legal restrictions on us regarding the payment of dividends, including the limitation of dividends to distributable reserves as described in "General" above.

     If we decide to pay an extraordinary dividend through the distribution of reserves or premium, each Class O share would entitle its holder to receive the same extraordinary dividend as each Class A share.

ITEM 9.  THE OFFER AND THE LISTING

GENERAL

     In September 2000, the Paris Bourse(SBF) SA, or the "SBF," the Amsterdam Exchange and the Brussels Exchange merged to create Euronext, the first Pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, the SBF retains responsibility for the admission of shares to the Paris Bourse's trading markets as well as the regulation of those markets.

     The principal trading market for the Class A and Class O shares is the PREMIER MARCHE of Euronext Paris SA. The Class A shares have been traded on the Euronext Paris SA since June 3, 1987 and the Class O shares have been traded on the Euronext Paris SA since October 20, 2000. The Class A shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges and are quoted on SEAQ International in London. In addition, the Class A ADSs have been listed on The New York Stock Exchange since May 1992 and the Class O ADSs have been quoted on the Nasdaq National Market since October 2000.

     The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for the Class A shares and the Class O shares:

                                       SHARE PRICE INFORMATION IN EURO(1)
                                  ---------------------------------------------
                                   CLASS A PRICE               CLASS O PRICE
                                    PER SHARE(2)                PER SHARE(3)
                                  -----------------           -----------------
                                  HIGH         LOW            HIGH         LOW
                                  -----       -----           ----        -----
1997...........................   27.04       12.29              --          --
1998...........................   43.45       13.32              --          --
1999...........................   46.50       18.30              --          --
2000...........................   97.15       39.10              --          --
   First Quarter...............   56.98       39.24              --          --
   Second Quarter..............   74.60       39.10              --          --
   Third Quarter...............   97.15       67.60              --          --
   Fourth Quarter..............   81.10       55.30           90.00       46.65
2001...........................   72.35       11.34           65.00        4.50
   First Quarter...............   72.35       33.85           65.00       31.05
   Second Quarter..............   39.14       22.22           39.50       12.80
   Third Quarter...............   25.61       11.50           14.75        4.50
   Fourth Quarter..............   23.29       11.34           10.95        5.11
     September.................   17.70       11.50            8.49        4.50
     October...................   17.96       11.34            9.17        5.11
     November..................   22.70       16.12           10.95        7.50
     December..................   23.29       17.40           10.39        7.41
2002...........................
     January...................   21.62       16.46            9.62        7.71
     February..................   18.18       14.62            8.00        5.00

----------
(1) Share price information was published in French francs until January 1, 1999. Information for periods prior to January 1, 1999 has been translated solely for convenience into euros at the fixed exchange rate of EURO 1.00 = FF 6.55957.

(2)  Adjusted to reflect a 5-for-1 stock split effective May 22, 2000.

(3) The Class O shares began trading on the Euronext Paris S.A. on October 20, 2000.

TRADING IN THE UNITED STATES.

     The Bank of New York serves as the Depositary with respect to the Class A ADSs traded on The New York Stock Exchange and the Class O ADSs quoted on the Nasdaq National Market. Each Class A ADS represents one Class A share and each Class O ADS represents one Class O share.

     The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the Class A ADSs and as quoted on the Nasdaq National Market for the Class O ADSs:

                                      AMERICAN DEPOSITARY SHARE PRICE
                                        INFORMATION IN U.S. DOLLARS
                                ------------------------------------------
                                   CLASS A ADS               CLASS O ADS
                                PRICE PER SHARE(1)       PRICE PER SHARE(2)
                                ------------------       ------------------
                                 HIGH         LOW         HIGH         LOW
                                -----        -----       ------       -----
1997                            28.50        15.50           --          --
1998                            47.13        15.94           --          --
1999                            46.06        20.38           --          --
2000                            86.25        37.00           --          --
   First Quarter                55.50        38.88           --          --
   Second Quarter               69.81        37.00           --          --
   Third Quarter                86.25        61.75           --          --
   Fourth Quarter               69.69        46.63        71.75       41.38
2001                            66.94        10.53        59.50        4.04
   First Quarter                66.94        28.48        59.50       27.00
   Second Quarter               34.66        19.51        32.81       10.95
   Third Quarter                21.51        10.57        12.39        4.04
   Fourth Quarter               20.18        10.53         9.63        4.55
     September                  15.60        10.57         7.05        4.04
     October                    15.61        10.53         8.00        4.55
     November                   19.80        14.87         9.63        6.53
     December                   20.18        15.91         8.95        6.45
2002
     January                    19.15        14.45         8.70        6.57
     February                   15.48        12.88         6.95        4.35

----------
(1) A 5-for-1 stock split and a change in the ratio of Class A shares to ADSs was effective as of May 22, 2000.

(2)  The Class O ADSs have been quoted on the NASDAQ since October 20, 2000.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     OUR PURPOSE. Our objects and purposes can be found in Article 2 of our articles of association and bylaws. Generally, our purpose in all countries is to take any and all types of actions relating to electricity, telecommunications, data processing, electronics, the space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications. In addition, we may create companies regardless of activity, own stock in other companies and manage shares and securities. We are listed in the Paris Trade Register under number 542 019 096 and our APE code is 741 J. In this section, references to "Alcatel" and "our," "us" or "we" refer only to Alcatel, unless otherwise indicated.

DIRECTOR ISSUES

     GENERAL. Our articles of association and bylaws stipulate that our directors shall be elected by our shareholders and that our board of directors shall consist of no fewer than six and no more than 18 directors. Our board of directors presently consists of 14 directors. Two directors are required to be our employees or employees of our subsidiaries. Directors elected after May 2000 are elected for terms of up to four years, which term can only be renewed by the vote of our shareholders. However, directors may be elected to multiple, and consecutive, terms. Our board of directors appoints, and has the power to remove, the chairman and chief executive officer. The chairman serves for the term determined by the board when the chairman is elected, which may not exceed the chairman's term as a director. Our governing documents also provide for one or more deputy chairmen, who may be elected by the board.

     Directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.

     Our articles of association and bylaws provide that the board of directors is responsible for managing the company. In accordance with the amendments of the French Commercial Code dated May 15, 2001, an amendment to our articles of association and bylaws will be proposed to our shareholders, at the shareholders' meeting scheduled to be held on April 18, 2002, in order to allow the board of directors to modify the allocation of management responsibilities of the company.

     SHAREHOLDINGS. Each director must hold 500 shares. Two directors must be our employees and must participate in a FCP at the time of appointment.

     RETIREMENT. Generally, the maximum age for holding a directorship is 70. However, this age limit does not apply if less than one-third, rounded up to the nearest whole number, of serving directors has reached the age of 70. No director over 70 may be appointed if, as a result of the appointment, more than one-third of the directors would be over 70.

     If for any reason more than one-third of the number of serving directors are over 70, then the oldest director shall be deemed to have retired at the ordinary shareholders' meeting called to approve our accounts for the fiscal year in which the one-third threshold was exceeded.

     If a company or other legal entity has the right to appoint a director and that director reaches 70, the company or legal entity must replace the director by the date of the ordinary shareholders' meeting called to approve our accounts for the fiscal year in which such director reached 70.

                            DESCRIPTION OF OUR SHARES

CLASS A SHARES

     Each Class A share entitles a holder to the rights and limitations described under "-- Terms and conditions generally applicable to the Shares."

CLASS O SHARES

     Each Class O share entitles a holder to the specific rights described below, as well as the rights and limitations described under "-- Terms and conditions generally applicable to the Shares."

     GENERAL. Although we retain 100% of the legal ownership of the Optronics division, the Class O shares "track" or reflect the financial performance of the Optronics division. Generally speaking, this is effectuated by means of our dividend policy applicable to the Class O shares and the rights and obligations of holders of Class O shares if we dispose or effect an initial public offering of the Optronics division. The percentage of the division's financial performance "tracked" by the Class O shares does not represent an actual ownership interest in the Optronics division. Class O shareholders own stock of Alcatel and not of the Optronics division itself.

     Unlike the Class O shares, the Class A shares are not tracking shares and represent an interest in the performance of Alcatel and our subsidiaries as a whole, subject to the rights attached to the Class O shares described below.

     In order for us to determine the amount of the preferred dividend on the Class O shares, it is necessary to distinguish between the portion of the performance of the Optronics division tracked by the Class O shares and the portion "not tracked." In addition, it is necessary to make this distinction to determine the additional payment, if any, required to be paid by us or the Class O shareholders upon the occurrence of certain circumstances as described under "Mandatory conversion of the Class O shares" below.

     The portion of the performance of the Optronics division allocated to the outstanding Class O shares equals the quotient resulting from the number of outstanding Class O shares divided by the total number of Class O shares deemed outstanding. The total number of Class O shares deemed outstanding equals:

     -  the number of outstanding Class O shares, plus

     - the number of Class O shares that if issued to Alcatel would represent its interest.

     The portion of the financial performance that is not tracked by the outstanding Class O shares is represented by "notional Class O shares." No Class O shares, in fact, are issued to Alcatel. However, a specified number of notional shares is assumed for the sole purpose of calculating any change in the portion of the financial performance tracked by the Class O shares and the portion not tracked. The portion of the financial performance of the Optronics division not tracked equals the number of notional Class O shares allocated to Alcatel divided by the total number of Class O shares deemed outstanding.

     As of December 31, 2001

     - The Class O shares track 23.5% of the performance of the Optronics division.

     - We retain the right to participate in 76.5% of the financial performance of the Optronics division.

     This allocation of financial performance is subject to adjustment from time to time in accordance with our articles of association and by-laws, such as upon:

     -  the transfer of assets between the Optronics division and us,

     - the adjustments, if any, following the payment of dividends to the holders of Class O shares,

     -  increases in the number of notional Class O shares,

     -  issuances of additional Class O shares, and

     -  the repurchase by us or the Optronics division of Class O shares.

     MANDATORY CONVERSION OF THE CLASS O SHARES. Class O shares will convert into Class A shares in the following circumstances:

     - the disposition of more than 80% of the Optronics division or 80% of the fair value of the assets of the Optronics division to one or more persons of which we do not control at least 80% of the voting equity capital (or the loss of majority control of the Optronics division); or

     -  the initial public offering of the Optronics division.

     In addition to the mandatory conversion of Class O shares into Class A shares, in certain circumstances, an additional payment by Alcatel to the holders of Class O shares or by the holders of the Class O shares to Alcatel will be required. In both instances, the terms of the conversion and any additional payment required will depend on two factors:

     - the net proceeds per Class O share calculated based on the fair value of the net proceeds received by Alcatel in the disposition (or the fair value of the Optronics division in the case we no longer have majority control of the entity controlling, directly or indirectly, the Optronics division); and

     - the average market value of the Class A shares during a defined twenty-day trading period (the "reference period").

     Net proceeds per Class O share will equal:

     - the fair value of the gross proceeds of the disposition received by us net of (a) any taxes, fees or expenses paid or payable by us in connection with the disposition and (b) any losses, estimated liabilities, provisions or off-balance sheet liabilities relating to the Optronics division to the extent not already deducted from gross proceeds, DIVIDED BY

     -  the number of Class O shares deemed outstanding.

     As a general matter, Alcatel will be required to make a payment to the holders of the Class O shares (at our election in either Class A shares or in cash) if the net proceeds per Class O share is equal or greater than the average market value of a Class A share during the reference period.

     If we elect to pay cash, the amount paid per Class O share will be

     (i) the difference between the net proceeds per Class O share and the average market value of a Class A share during the reference period, plus

     (ii) 10% of the average market value of a Class O share during the reference period.

     If we elect to issue and deliver Class A shares rather than cash, the issuance will constitute a capital increase and will require the prior approval of our shareholders as described below under "Changes in Share Capital -- Capital Increases." The number of Class A shares to be received per Class O share will be equal to

     (i) the amount of cash per Class O share, if any, payable by us if we had elected to pay cash, divided by

     (ii) the average market value of a Class A share during the reference period.

     If the net proceeds per Class O share are equal to or greater than 90% of the average market value of a Class A share during the reference period but less than 100% of the average market value of a Class A share during the reference period, no additional payment is required by us or the Class O holder.

     If, however, the net proceeds per Class O share are less than 90% of the average market value of a Class A share during the reference period, the holders of the Class O shares will be required to make a payment to Alcatel (at their election in either Class A shares or in cash) equal to the difference between 90% of the average market value of a Class A share during the reference period and the net proceeds per Class O share multiplied by the number of Class O shares held. If the holder elects to deliver shares, the number of shares will equal the difference described above divided by the average market value of a Class A share during the reference period.

     Failure by a holder to pay this amount in a timely manner may permit us to sell Class A shares held by the holder in accordance with French law. The holder may also be liable to us for any amount not satisfied from the proceeds of such sale after deduction of the costs of such sale.

     The Class O shares will be converted into Class A shares in connection with the public offering of securities of any of our subsidiaries that controls, directly or indirectly, the Optronics division. For purposes of calculating whether any additional payments are required by Alcatel or the holders of Class O shares, the fair value of the gross proceeds to the subsidiary used to determine the net proceeds per Class O share will be the subsidiary's market value based on the initial public offering price.

     In connection with a mandatory conversion discussed above, in the case of holders who are U.S. persons, the conversion into Class A shares may not take place until a registration statement relating to those shares has been declared effective under the Securities Act.

TERMS AND CONDITIONS GENERALLY APPLICABLE TO THE SHARES

     FORM OF SHARES. Under French company law, ownership of the Alcatel shares is not represented by share certificates. Bearer shares are recorded in the books of an accredited financial intermediary in an account opened in the name of the shareholder at EUROCLEAR France (ex-Sicovam SA) (an accredited financial intermediary is a French broker, bank or authorized financial institution registered as such in France). Upon our request, EUROCLEAR France will disclose to us the name, nationality, address and number of shares held by each shareholder who holds them in bearer form. This information may only be requested by us and may not be communicated to third parties.

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     Alcatel shares that are fully paid-up may be held in registered or bearer form at the option of the holder, subject to the next paragraph. Ownership of Alcatel shares in registered form is recorded in books maintained by us or our appointed agent. A holder of Alcatel shares in registered form may manage its own Alcatel shares or appoint an accredited financial intermediary. Alcatel shares held in bearer form by a person who is not a resident of France may, at the request of such holder, be physically delivered in the form of bearer certificates representing such Alcatel shares, PROVIDED that the Alcatel shares are held and traded outside France. In determining whether or not to issue physical certificates in these circumstances, the accredited financial intermediary considers certification practices in foreign markets and may consult with us.

     REGISTRATION OF SHARES. Any holder owning 3% of the total number of shares (Class A or Class O or any combination thereof, including ADSs) must request, within five trading days of reaching that ownership level, that all of its shares be registered. In addition, this registration requirement will apply to all shares (Class A or Class O or any combination thereof, including ADSs) that the holder may subsequently acquire each time a holder of 3% or more of the total number of shares increases its holding by 0.5%, up to and including 50%. Each holder is required to notify us of any such subsequent acquisition. Compliance with this requirement is deemed to be in compliance with the notification requirements described below under "-- Holdings exceeding certain percentages." Failure to comply with this requirement may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

     TRANSFER OF SHARES. Alcatel shares held in registered form are transferred by means of an entry recorded in the transfer account maintained by us or on our behalf for this purpose. In order for Alcatel shares in registered form to be traded on a stock exchange in France, the shares must first be converted into bearer form by a financial intermediary upon receipt of a selling order from the holder. Upon completion of the trade, the new holder is required to register the shares in its name within five trading days, only if such trade causes the holder to cross the 3% threshold specified by our articles of association and bylaws. Bearer shares are held and recorded in the securities account of the holder and may be traded without any further requirement. The Alcatel shares held in bearer form by a person who is not a resident of France are transferable outside France by delivery of the bearer certificates representing the Alcatel shares.

     HOLDINGS EXCEEDING CERTAIN PERCENTAGES. Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of our outstanding share capital or voting rights (including through ADSs), or whose holding subsequently falls below any of these thresholds, must notify us of the number of Class A shares and Class O shares it holds within 15 calendar days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange regulator ( CONSEIL DES MARCHES FINANCIERS ), the self-regulatory organization that has general regulatory authority over the French stock exchanges, within five trading days of the date the threshold was crossed.

     In addition, our articles of association and bylaws provide that any individual or entity which at any time owns, directly or indirectly, a number of shares equal to or more than 0.5%, or any multiple thereof up to and including 2.5%, of our issued share capital, or whose holding falls below any of these thresholds, must, within 15 days of exceeding this threshold, notify us by letter, fax or telex of the total number of each class of shares owned. Failure to provide timely written notice to us may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

     French company law and the regulations of the French securities regulator ( COMMISSION DES OPERATIONS DE BOURSE ) impose additional reporting requirements on any person or persons acting alone or in concert who acquire more than 10% or 20% of our share capital or voting rights. An acquiror exceeding those thresholds must file a statement with us, the French securities regulator ( COMMISSION DES OPERATIONS DE BOURSE ) and the French stock exchange regulator ( CONSEIL DES MARCHES FINANCIERS ). The notice must specify the acquirer's intentions for the 12-month period following the acquisition of its 10% or 20% stake, including whether or not it intends to (1) increase its stake, (2) acquire a controlling interest in us or (3) seek the election of nominees to our board of directors. The statement must be filed within 15 calendar days after the date either of these thresholds was

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crossed. The statement is published by the French stock exchange regulator (
CONSEIL DES MARCHES FINANCIERS ). Similar reporting requirements must be complied with if the acquiror's intentions have changed due to material events.

     In addition, under French law and the regulations of the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS), any person or persons, acting alone or in concert, who enter into an agreement containing provisions granting preferential treatment, with respect to the sale of shares, voting rights, or otherwise, for shares representing 0.5% or more of our share capital or voting rights must file such provisions with the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS).

     Under French law and the regulations of the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS), and subject to limited exemptions granted by it, any person or persons, acting alone or in concert, who acquires shares representing one-third or more of our share capital or voting rights must initiate a public tender offer for the balance of our share capital and all other outstanding securities (such as convertible bonds) that are convertible into or exchangeable for our share capital.

     If a shareholder (including a holder of ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares it holds in excess of the relevant threshold. The shareholder will be deprived of its voting rights at all shareholders' meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Furthermore, any shareholder who fails to comply with these requirements, including the notification requirements of our articles of association and bylaws, may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of our chairman, any of our shareholders or the French securities regulator ( COMMISSION DES OPERATIONS DE BOURSE ). Such shareholder may also be subject to criminal penalties.

     In order to permit shareholders to give the notice required by law and our articles of association and bylaws, we are obligated to publish in the French official newspaper ( BULLETIN DES ANNONCES LEGALES OBLIGATOIRES or BALO), not later than 15 calendar days after our annual ordinary shareholders meeting, information with respect to the total number of votes available as of the date of the meeting. In addition, if we are aware that the number of available votes has changed by at least five percent since the last publication of the number of available votes, we must publish the number of votes then available in the BALO within 15 calendar days of that change and provide the French stock exchange regulator (CONSEIL DES MARCHES FINANCIERS) with written notice.

     VOTING RIGHTS. Each Class A and Class O share (or ADS) entitles a holder to one vote at all meetings of our shareholders, voting together as a single class, subject to the provisions concerning double voting rights described below. For each Class A and Class O share fully paid and held in the name of the same person for more than three years, the holder will be entitled to double voting rights with respect to such Class A and Class O share at any of our meetings, whether ordinary or extraordinary. The dual voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Since ADSs are held in the name of the Depositary, holders of our ADSs are not entitled to double voting rights.

     Regardless of the number of Class A and Class O shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any meeting of shareholders (16% if double voting rights apply). This limit applies whether or not the shares are voted directly or by proxy. However, this limit does not apply if, following a successful tender offer for all our shares, whatever their class, a shareholder, acting alone or in concert, owns at least two-thirds or more of our outstanding shares. In addition, this limit does not apply to the votes cast by the chairman of the meeting pursuant to a blank proxy.

     PREEMPTIVE RIGHTS. Under French law, shareholders will have preemptive rights to subscribe on a PRO RATA basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by us for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional Class A or Class O shares without preemptive rights, beyond issuances already approved, we must obtain the approval of two-thirds of the voting rights present or represented by proxy at an extraordinary meeting of our shareholders, voting together as a single class.

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     LIQUIDATION. Upon our liquidation, after payment of all prior claims, holders of Class A shares, together with holders of Class O shares, will be entitled to receive a PRO RATA amount of all our net assets. The PRO RATA amount will be calculated in proportion to the total nominal value of the shares held by such holder.

     DIVIDENDS. You should refer to Item 8-- "Dividend Policy" for a description of how dividends are calculated and paid on our Class A and Class O shares.

CHANGES IN SHARE CAPITAL

     CAPITAL INCREASES. In accordance with French law and subject to the exceptions discussed below, our share capital may be increased only with the approval of a two-thirds majority of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting. The shareholders may delegate to our board of directors, which in turn may delegate to the chairman of the board of directors, the power required to effect, in one or more phases, certain increases in share capital previously approved by our shareholders.

     Our share capital may be increased by the issuance of additional shares or by an increase in the nominal value of our existing shares. Our share capital may also be increased through the capitalization of existing reserves, profits or premium, in which case we must obtain the approval of a majority of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting of our shareholders. In case of an increase in our share capital by capitalization of reserves, profits or premium, shares attributed to a shareholder will be allocated PRO RATA based on the respective total nominal value of the Class A shares and/or the Class O shares held by such shareholder. The shares received by a shareholder will be of the same class as those owned by such shareholder. Therefore, holders of Class A shares will receive Class A shares, and holders of Class O shares will receive Class O shares.

     Share dividends may be approved by the shareholders, in lieu of payment of cash dividends, at an ordinary meeting.

     Additional Class A shares and Class O shares may be issued:

     -  for cash;

     - in satisfaction of or set off against liabilities, including indebtedness;

     -  for assets contributed to us in kind; or

     - upon the conversion, exchange or redemption of securities or upon exercise of warrants to purchase Class A shares or Class O shares.

     CAPITAL DECREASES. Our share capital may generally only be decreased with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting. Reductions in share capital may be made either by decreasing the nominal value of the shares or reducing the number of shares. The number of shares may be reduced if we either exchange or repurchase and cancel shares. As a general matter, reductions of capital occur PRO RATA among all shareholders, except (1) in the case of a share buyback program, or a public tender offer to repurchase shares ( OFFRE PUBLIQUE DE RACHAT D'ACTIONS (OPRA)), where such a reduction occurs PRO RATA only among tendering shareholders; and (2) in the case where all shareholders unanimously consent to an unequal reduction.

     CROSS SHAREHOLDINGS AND HOLDING OF OUR SHARES BY OUR SUBSIDIARIES. French law prohibits a company from holding our shares if we hold more than 10% of that company's share capital. French law also prohibits us from owning any interest in a French company holding more than 10% of our share capital. In the event of a cross-shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are not entitled to voting rights. Failure by the officers or directors of a company to sell these shares is a criminal offense. In the event that one of our subsidiaries holds our shares, these shares are not entitled to voting rights. However, French law does not require the subsidiary to sell the shares.

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                         DESCRIPTION OF THE CLASS A ADSs

     The following is a summary of certain provisions of the deposit agreement for the Class A ADSs and is qualified in its entirety by reference to the Class A deposit agreement among Alcatel, The Bank of New York as depositary, and the holders from time to time of Class A ADRs and the form of Class A ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that we filed with the Securities and Exchange Commission on May 22, 2000. Additional copies of the Class A deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Societe Generale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

     AMERICAN DEPOSITARY RECEIPTS. Each Class A ADS represents one Class A share. A Class A American depositary receipt (ADR) may evidence any whole number of Class A ADSs. The Class A shares underlying the Class A ADRs will be deposited with the custodian or any successor custodian, under the terms of the Class A deposit agreement. Under French law and our articles of association and bylaws, shareholders must disclose the amount of their shareholding in certain circumstances.

     DEPOSIT AND WITHDRAWAL OF CLASS A SHARES. As used in this discussion, "deposited Class A securities" means the Class A shares deposited under the Class A deposit agreement and all other securities, property and cash received by The Bank of New York or the custodian in respect or in lieu of the Class A shares.

     If Class A shares are deposited with the custodian, or at The Bank of New York's principal office for forwarding to the custodian, The Bank of New York will issue Class A ADRs representing a whole number of Class A ADSs. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, The Bank of New York will register the Class A ADRs in the name of the person or persons specified by the depositor of the Class A shares. No Class A shares will be accepted for deposit unless accompanied by evidence satisfactory to The Bank of New York that any necessary approval has been granted by (a) the French governmental agency, if any, that regulates currency exchange and (b) the French governmental authority, if any, that regulates foreign ownership of French companies. We will not, and will not permit any of our subsidiaries to, deposit Class A shares for which any necessary approval has not been granted.

     Upon surrender of Class A ADRs at The Bank of New York's principal office, and upon payment of the fees provided for in the Class A deposit agreement, the Class A ADR holder is entitled to the whole number of deposited Class A shares that underlie the Class A ADSs evidenced by the surrendered Class A ADRs. The Bank of New York will deliver the underlying deposited Class A shares to an account designated by the Class A ADR holder. At the Class A ADR holder's request, risk and expense, The Bank of New York will deliver at its principal office certificates or other documents of title for the deposited Class A securities, as well as any other property represented by the Class A ADSs.

     PRE-RELEASE OF ADRS. The Bank of New York may, unless we instruct it not to, issue Class A ADRs prior to the receipt of Class A shares. This is called a "pre-release." In addition, The Bank of New York may also deliver Class A shares upon the receipt and cancellation of Class A ADRs, even if the Class A ADRs were issued as a pre-release for which Class A shares have not been received. In addition, The Bank of New York may receive Class A ADRs in lieu of Class A shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom Class A ADRs or Class A shares are delivered must represent that it or its customer:

     - owns the Class A shares or Class A ADRs to be delivered to The Bank of New York;

     - assigns to The Bank of New York in trust all rights to the Class A shares or Class A ADRs; and

     - will not take any action inconsistent with the transfer of ownership of the Class A shares or Class A ADRs.

     In addition, each transaction must be:

     - fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable safety and liquidity;

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     -  terminable by The Bank of New York on not more than five business days'
        notice; and

     - subject to further indemnities and credit regulations as The Bank of New York deems appropriate.

     The Bank of New York will generally limit the number of Class A shares represented by pre-release Class A ADRs to 30% of the Class A shares on deposit with the custodian under the Class A deposit agreement.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited Class A shares.

     Amounts distributed to Class A ADR holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the Class A ADR holders entitled to the distribution, in proportion to their holdings.

     CASH DIVIDENDS AND CASH DISTRIBUTIONS. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States within one day. The Bank of New York will distribute to the Class A ADR holder the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the Class A ADR holders entitled to receive it.

     DISTRIBUTIONS OF CLASS A SHARES. If we distribute Class A shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to Class A ADR holders new Class A ADRs representing the Class A shares. The Bank of New York will distribute only whole Class A ADRs. It will sell the Class A shares that would have required it to use fractional Class A ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the Class A shares but does not distribute additional Class A ADRs, the existing Class A ADRs will also represent the new Class A shares.

     If Class A shareholders have the option of receiving a dividend in cash or in Class A shares, we may also grant that option to Class A ADR holders.

     OTHER DISTRIBUTIONS. If The Bank of New York or the custodian receives a distribution of anything other than cash or Class A shares, The Bank of New York will distribute the property or securities to the Class A ADR holder, in proportion to such holder's holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the Class A ADR holders.

     RIGHTS TO SUBSCRIBE FOR ADDITIONAL CLASS A SHARES AND OTHER RIGHTS. If we offer our Class A shareholders any rights to subscribe for additional Class A shares or any other rights, The Bank of New York will, if requested by us:

     - make the rights available to all or certain holders of Class A ADRs, by means of warrants or otherwise, if lawful and feasible; or

     - if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

     In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the Class A ADR holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.
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     If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the Class A ADR holders the securities represented by any rights, The Bank of New York will not make the rights available to Class A ADR holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to Class A ADR holders and cannot dispose of the rights and make the net proceeds available to Class A ADR holders, then it will allow the rights to lapse, and the Class A ADR holders will not receive any value for them.

     RECORD DATES. The Bank of New York will fix a record date any time:

     -  a dividend or distribution is to be made;

     -  rights are issued; or

     - The Bank of New York receives notice of any meeting of holders of Class A shares or other securities represented by the Class A ADRs.

     The persons who are Class A ADR holders on the record date will be entitled to receive the dividend, distribution or rights, or to exercise the right to vote.

     NOTICES AND REPORTS. When we give notice, by publication or otherwise, of a shareholders' meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, we will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited Class A securities. The Bank of New York will arrange for the mailing to Class A ADR holders of copies of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited Class A securities.

     VOTING OF THE UNDERLYING CLASS A SHARES. Under the Class A deposit agreement, a Class A ADR holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the Class A deposited securities, to exercise voting rights pertaining to the Class A shares represented by its Class A ADSs. The Bank of New York will send to Class A ADR holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to Class A ADR holders directions as to how to give it voting instructions, as well as a statement as to how the underlying Class A shares will be voted if it receives blank or improperly completed voting instructions.

     The voting rights per holder of Class A ADSs cannot exceed 8% of the total number of voting rights existing at a meeting of shareholders (16% if double voting rights apply). Class A ADSs will represent Class A shares in bearer form unless the Class A ADR holder notifies The Bank of New York that it would like the Class A shares to be held in registered form.

     If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either vote the deposited Class A securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law, our articles of association and bylaws and the deposited Class A securities, to vote, or cause to be voted, the deposited Class A securities in accordance with any nondiscretionary instructions. The Bank of New York will only vote Class A shares or other securities that the Class A ADRs represent in accordance with the Class A ADR holder's instructions. If it receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.

     INSPECTION OF TRANSFER BOOKS. The Bank of New York will keep books at its principal office in New York City for the registration and transfer of Class A ADRs. Those books are open for inspection by Class A ADR holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of Class A ADRs on matters that are not related to our business, the Class A deposit agreement or the Class A ADRs.

     CHANGES AFFECTING DEPOSITED CLASS A SECURITIES. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited Class A securities, or any recapitalization,

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reorganization, merger or consolidation or sale of assets involving us, then any securities that The Bank of New York receives in respect of deposited Class A securities will become new deposited Class A securities. Each Class A ADR will automatically represent its share of the new deposited Class A securities, unless The Bank of New York delivers new Class A ADRs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new Class A ADRs or ask Class A ADR holders to surrender their outstanding Class A ADRs in exchange for new Class A ADRs describing the new deposited Class A securities.

     CHARGES OF THE BANK OF NEW YORK. The Bank of New York will charge Class A ADR holders the following fees and expenses:

     - fees for the registration of Class A ADRs, the transfer, splitting-up or combination of Class A ADRs, and the delivery of dividends, distributions or rights;

     -  taxes and other governmental charges;

     -  cable, telex, facsimile transmission and delivery expenses;

     -  expenses of conversions of foreign currency into U.S. dollars; and

     - a fee of $ 5.00 (or less) per each 100 Class A ADSs (or portion thereof) for the execution and delivery of Class A ADRs and for the surrender of Class A ADRs and withdrawal of deposited Class A securities.

     AMENDMENT OF THE CLASS A DEPOSIT AGREEMENT. The Bank of New York and we may agree to amend the form of the Class A ADRs and the Class A deposit agreement at any time, without the consent of the Class A ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of Class A ADR holders, it will not take effect as to outstanding Class A ADRs until three months after The Bank of New York has sent the Class A ADR holders a notice of the amendment. At the expiration of that three-month period, each Class A ADR holder will be considered by continuing to hold its Class A ADRs to agree to the amendment and to be bound by the Class A deposit agreement as so amended. The Bank of New York and we may not amend the Class A deposit agreement or the form of Class A ADRs to impair the Class A ADR holder's right to surrender its Class A ADRs and receive the Class A shares and any other property represented by the Class A ADRs, except to comply with mandatory provisions of applicable law.

     TERMINATION OF THE CLASS A DEPOSIT AGREEMENT. The Bank of New York will terminate the Class A deposit agreement if we ask it to do so and will notify the Class A ADR holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the Class A deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York has given us notice of its resignation. After termination of the Class A deposit agreement, The Bank of New York will no longer register transfers of Class A ADRs, distribute dividends to the Class A ADR holders, accept deposits of Class A shares, give any notices, or perform any other acts under the Class A deposit agreement whatsoever, except that The Bank of New York will continue to:

     - collect dividends and other distributions pertaining to deposited Class A securities;

     - sell rights as described under the heading "-- Dividends, other distributions and rights -- Rights to subscribe for additional Class A shares and other rights" above; and

     - deliver deposited Class A securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered Class A ADRs.

     One year after termination, The Bank of New York may sell the deposited Class A securities and hold the proceeds of the sale, together with any other cash then held by it, for the PRO RATA benefit of Class A ADR holders that have not surrendered their Class A ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

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     TRANSFER OF ADRs. Class A ADRs are transferable upon surrender by the Class
A ADR holder, if the Class A ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new Class A ADR to the person entitled to it. The Bank of New York may not suspend the surrender of Class A ADRs and withdrawal of deposited Class A securities, except for:

     - temporary delays caused by the closing of transfer books maintained by The Bank of New York, us or our transfer agent or registrar;

     - temporary delays caused by the deposit of Class A shares in connection with voting at a shareholders' meeting or the payment of dividends;

     -  the payment of fees, taxes and similar charges; or

     - compliance with laws or governmental regulations relating to the Class A ADRs or to the withdrawal of deposited Class A securities.

     The Bank of New York may refuse to deliver Class A ADRs or to register transfers of Class A ADRs when the transfer books maintained by The Bank of New York or our transfer agent or registrar are closed, or at any time that The Bank of New York or we think it is advisable to do so.

     GOVERNING LAW. The Class A deposit agreement and the Class A ADRs shall be governed by the laws of the State of New York.

                         DESCRIPTION OF THE CLASS O ADSs

     The following is a summary of certain provisions of the deposit agreement for the Class O ADSs and is qualified in its entirety by reference to the Class O deposit agreement among Alcatel, The Bank of New York and the holders from time to time of Class O ADRs and the Class O ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that we filed with the SEC on September 28, 2000, as amended on October 17, 2000. Additional copies of the Class O deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Societe Generale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

     AMERICAN DEPOSITARY RECEIPTS. Each Class O ADS represents one Class O share. A Class O ADR may evidence any whole number of Class O ADSs. The Class O shares underlying the Class O ADRs will be deposited with the custodian or any successor custodian, under the terms of the Class O deposit agreement. Under French law and our articles of association and bylaws, shareholders must disclose the amount of their shareholding when their holdings exceed certain thresholds.

     DEPOSIT AND WITHDRAWAL OF CLASS O SHARES. As used in this discussion, "deposited Class O securities" means the Class O shares deposited under the Class O deposit agreement and all other securities, property and cash received by The Bank of New York or the custodian in respect or in lieu of the Class O shares.

     If Class O shares are deposited with the custodian, or at The Bank of New York's principal office for forwarding to the custodian, The Bank of New York will issue Class O ADRs representing a whole number of Class O ADSs. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, The Bank of New York will register the Class O ADRs in the name of the person or persons specified by the depositor of the Class O shares. No Class O shares will be accepted for deposit unless accompanied by evidence satisfactory to The Bank of New York that any necessary approval has been granted by (a) the French governmental agency, if any, that regulates currency exchange and (b) the French governmental authority, if any, that regulates foreign ownership of French companies. We will not, and will not permit any of our affiliates to, deposit Class O shares for which any necessary approval has not been granted.

     Upon surrender of Class O ADRs at The Bank of New York's principal office, and upon payment of the fees provided for in the Class O deposit agreement, the Class O ADR holder is entitled to the whole number of deposited Class O securities that underlie the Class O ADSs evidenced by the surrendered Class O ADRs. The Bank of New York will deliver the underlying deposited Class O shares to an account designated by the Class O

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ADR holder. At the Class O ADR holder's request, risk and expense, The Bank of
New York will deliver at its principal office certificates or other documents of title for the deposited Class O securities, as well as any other property represented by the Class O ADSs.

     PRE-RELEASE OF ADRs. The Bank of New York may, unless we instruct it not to, issue Class O ADRs prior to the receipt of Class O shares. This is called a "pre-release." The Bank of New York may also deliver Class O shares upon the receipt and cancellation of Class O ADRs, even if the Class O ADRs were issued as a pre-release for Class O shares which have not been received. In addition, The Bank of New York may receive Class O ADRs in lieu of Class O shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom Class O ADRs or Class O shares are delivered must represent in writing that it or its customer:

     - owns the Class O shares or Class O ADRs to be delivered to The Bank of New York;

     - assigns to The Bank of New York in trust all rights to the Class O shares or Class O ADRs; and

     - will not take any action inconsistent with the transfer of ownership of the Class O shares or Class O ADRs.

     In addition, each transaction must be:

     - fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable security and liquidity;

     - terminable by The Bank of New York on not more than five business days' notice; and

     - subject to further indemnities and credit regulations as The Bank of New York considers appropriate.

     The Bank of New York will generally limit the number of Class O shares represented by pre-release Class O ADRs to 30% of the Class O shares on deposit with the custodian under the Class O deposit agreement.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited Class O securities.

     Amounts distributed to Class O ADR holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the Class O ADR holders entitled to the distribution, in proportion to their holdings.

     CASH DIVIDENDS AND CASH DISTRIBUTIONS. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States within one day. The Bank of New York will distribute to the Class O ADR holder the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the Class O ADR holders entitled to receive it.

     DISTRIBUTIONS OF CLASS O SHARES. If we distribute Class O shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to the Class O ADR holder new Class O ADRs representing the Class O shares. The Bank of New York will distribute only whole Class O ADRs. It will sell the Class O shares that would have required it to use fractional Class O ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the Class O shares but does not distribute additional Class O ADRs, the existing Class O ADRs will also represent the new Class O shares.

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     If Class O shareholders have the option of receiving a dividend in cash or in Class O shares, we may also grant that option to Class O ADR holders.

     OTHER DISTRIBUTIONS. If The Bank of New York or the custodian receives a distribution of anything other than cash or Class O shares, The Bank of New York will distribute the property or securities to the Class O ADR holder, in proportion to such holder's holdings. If the Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the Class O ADR holders.

     RIGHTS TO SUBSCRIBE FOR ADDITIONAL CLASS O SHARES AND OTHER RIGHTS. If we offer our Class O shareholders any rights to subscribe for additional Class O shares or any other rights, The Bank of New York will, if requested by us:

     - make the rights available to all or certain holders of Class O ADRs, by means of warrants or otherwise, if lawful and feasible; or

     - if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

     In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the Class O ADR holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

     If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the Class O ADR holders the securities represented by any rights, The Bank of New York will not make the rights available to Class O ADR holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to the Class O ADR holder and cannot dispose of the rights and make the net proceeds available to the Class O ADR holder, then it will allow the rights to lapse, and the Class O ADR holders will not receive any value for them.

     RECORD DATES. The Bank of New York will fix a record date any time:

     -  a dividend or distribution is to be made;

     -  rights are issued;

     - The Bank of New York receives notice of any meeting of holders of Class O shares or other securities represented by the Class O ADRs; or

     - The Bank of New York receives notice of the occurrence of an event giving rise to a mandatory conversion of Class O shares.

     The persons who are Class O ADR holders on the record date will be entitled to receive the dividend, distribution or rights or to exercise the right to vote.

     NOTICES AND REPORTS. When we give notice, by publication or otherwise, of a shareholders' meeting or of any action regarding any dividend, distribution, offering of any rights or any action in connection with the mandatory conversion of the Class O shares, we will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited Class O securities. The Bank of New York will arrange for the mailing to Class O ADR holders of summaries of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited Class O securities.

     VOTING OF THE UNDERLYING CLASS O SHARES. Under the Class O deposit agreement, a Class O ADR holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the Class O deposited securities, to exercise voting rights pertaining to the Class O shares represented by the Class O ADSs. The Bank of New York will send Class O ADR holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to Class O ADR holders directions as to how to give it voting instructions, as well as a statement as to how the

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underlying Class O shares will be voted if it receives blank or improperly completed voting instructions. The voting rights per holder of Class O ADSs cannot exceed 8% of the total number of voting rights existing at a meeting of shareholders (16% if double voting rights apply).

     If The Bank of New York receives properly completed voting instructions, on or before the specified date, it will either vote the deposited Class O securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law, our articles of association and bylaws and the deposited Class O securities, to vote, or cause to be voted, the deposited Class O securities in accordance with the Class O ADR holder's instructions. The Bank of New York will only vote Class O shares or other securities that the Class O ADRs represent in accordance with the Class O ADR holder's instructions. If it receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.

     MANDATORY CONVERSION OF CLASS O SHARES. Following the occurrence of an event giving rise to the mandatory conversion of Class O shares, and after receipt by The Bank of New York of a notice from us indicating the date that the Class A shares will be distributed to holders of Class O shares, The Bank of New York, after consultation with us, will set a date for such distribution. On the distribution date, the Class O deposit agreement will be automatically amended and restated in its entirety, without any action required on the Class O ADR holder's part, our part or The Bank of New York, to reflect the terms of the existing Class A deposit agreement with respect to our Class A shares, which will be similar in all material respects to the Class O deposit agreement. The Class O ADR holder will be deemed to consent and agree to such amendment and restatement and to be bound by the terms of the Class O deposit agreement as so amended and restated. As a result, The Bank of New York will call for the surrender of outstanding Class O ADRs and all Class O ADRs will be exchanged for new Class O ADRs representing the new underlying Class A shares that will have been deposited by us with the custodian. The Bank of New York will not charge the Class O ADR holder any fees in connection with such exchange.

     If, following the occurrence of a mandatory conversion, and upon receipt by The Bank of New York of a written notice from us that a payment is required to be made by the Class O ADR holders of Class O shares, The Bank of New York will send the Class O ADR holder a demand for payment notice. The notice will specify:

     -  the amount required to be paid by the Class O ADR holder,

     - the payment due date, which will be one month following delivery of the payment notice,

     -  where to make such payment, and

     -  the procedures available to us under French law if payment is not made.

     In the event that The Bank of New York receives a cash distribution in connection with a mandatory conversion of shares, it will, subject to the provisions of the Class O deposit agreement, convert such distribution into dollars and distribute to the Class O ADR holder the amount it receives, after deducting any currency conversion expenses.

     INSPECTION OF TRANSFER BOOKS. The Bank of New York will keep books at its principal office in New York City for the registration and transfer of Class O ADRs. Those books are open for inspection by Class O ADR holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of Class O ADRs on matters that are not related to our business, the Class O deposit agreement or the Class O ADRs.

     CHANGES AFFECTING DEPOSITED CLASS O SECURITIES. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of the deposited Class O securities, or any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, then any securities that The Bank of New York receives in exchange for or in respect of deposited Class O securities will become new deposited Class O securities. Each Class O ADR will automatically represent the new deposited Class O securities, unless The Bank of New York delivers new Class O ADRs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new Class O ADRs or ask Class O ADR holders to

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surrender their outstanding Class O ADRs in exchange for new Class O ADRs describing the new deposited Class O securities.

     CHARGES OF THE BANK OF NEW YORK. The Class O ADR holder will be charged a fee for each issuance of Class O ADSs, including issuances resulting from distributions of shares, including pursuant to a stock dividend or a stock split, rights and other property, and for each surrender of Class O ADSs in exchange for deposited Class O securities. The fee is $ 5.00 or less for the execution and delivery of each 100 Class O ADSs (or any portion thereof) issued or surrendered. The fee for any cash dividend or other cash distribution is $ ..02 or less per Class O ADS. The Class O ADR holder or persons depositing shares may also be charged the following expenses:

     -  stock transfer or other taxes and other governmental charges;

     -  cable, telex and facsimile transmission and delivery charges;

     - transfer or registration fees for the registration of transfer of deposited Class O securities on any applicable register in connection with the deposit or withdrawal of deposited Class O securities; and

     - reasonable expenses of The Bank of New York, in connection with the conversion of foreign currency into U.S. dollars.

     We will pay all other charges and expenses of The Bank of New York and any of its agents (except the custodian) pursuant to agreements from time to time between us and The Bank of New York. The fees described above may be amended from time to time.

     AMENDMENT OF THE CLASS O DEPOSIT AGREEMENT. The Bank of New York and we may agree to amend the form of the Class O ADRs and the Class O deposit agreement at any time, without the Class O ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of Class O ADR holders, it will not take effect as to outstanding Class O ADRs until three months after The Bank of New York has sent the Class O ADR holders a notice of the amendment. At the end of that three-month period, each Class O ADR holder will be considered by continuing to hold its Class O ADRs to agree to the amendment and to be bound by the Class O deposit agreement as amended. The Bank of New York and we may not amend the Class O deposit agreement or the form of Class O ADRs to impair the Class O ADR holder's right to surrender its Class O ADRs and receive the Class O shares and any other property represented by the Class O ADRs, except to comply with mandatory provisions of applicable law. The Class O deposit agreement will be automatically amended and restated in connection with a mandatory conversion of Class O shares.

     TERMINATION OF THE CLASS O DEPOSIT AGREEMENT. The Bank of New York will terminate the Class O deposit agreement if we ask it to do so and will notify the Class O ADR holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the Class O deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York has given us notice of its resignation. After termination of the Class O deposit agreement, The Bank of New York will no longer register transfers of Class O ADRs, distribute dividends to the Class O ADR holders, accept deposits of Class O shares, give any notices, or perform any other acts under the Class O deposit agreement whatsoever, except that The Bank of New York will continue to:

     - collect dividends and other distributions pertaining to deposited Class O securities;

     - sell rights as described under the heading "-- Dividends, other distributions and rights -- Rights to subscribe for additional Class O shares and other rights" above; and

     - deliver deposited Class O securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered Class O ADRs.

     One year after termination, The Bank of New York may sell the deposited Class O securities and hold the proceeds of the sale, together with any other cash then held by it, for the PRO RATA benefit of Class O ADR holders

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that have not surrendered their Class O ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

     TRANSFER OF ADRs. Class O ADRs are transferable upon surrender by the Class O ADR holder, if the Class O ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new Class O ADR to the person entitled to it. The Bank of New York may not suspend the surrender of Class O ADRs and withdrawal of deposited Class O securities, except for:

     - temporary delays caused by the closing of transfer books maintained by The Bank of New York, us or our transfer agent or registrar;

     - temporary delays caused by the deposit of Class O shares in connection with voting at a shareholders' meeting or the payment of dividends;

     -  the payment of fees, taxes and similar charges; or

     - compliance with laws or governmental regulations relating to the Class O ADRs or to the withdrawal of deposited Class O securities.

     The Bank of New York may refuse to deliver Class O ADRs or to register transfers of Class O ADRs when the transfer books maintained by The Bank of New York or our transfer agent or registrar are closed, or at any time that The Bank of New York or we think it is advisable to do so.

     GOVERNING LAW. The Class O deposit agreement and the Class O ADRs shall be governed by the laws of the State of New York.

SHAREHOLDERS' MEETINGS

     GENERAL. French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary meetings are required for matters that are not specifically reserved by law to extraordinary general meetings. These matters include the election of the members of the board of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the issuance of bonds. Extraordinary general meetings are required to approve, among other things, amendments to a company's articles of association and bylaws, modifications to shareholders' rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible or exchangeable into shares and the sale or transfer of substantially all of a company's assets.

     Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the Paris Commercial Court ( PRESIDENT DU TRIBUNAL DE COMMERCE DE PARIS ), may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by our board of directors or by our statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of our share capital, or another interested party, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

     French law requires that a preliminary notice of the general shareholders' meeting of a company that is listed on a French stock exchange be published in the official French newspaper for legal notices ( BULLETIN DES ANNONCES LEGALES OBLIGATOIRES ), referred to as the BALO, at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities regulator ( COMMISSION DES OPERATIONS DE BOURSE ), or the COB, with an indication of the date it is to be published. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote. Within 10 days of publication, one or more shareholders holding a specified proportion of our share capital, which is determined on the basis of a formula related to capitalization, may propose additional resolutions. Under French law, an association of our shareholders holding their shares in registered form for at least two years and holding a proportion of our voting rights, which is determined on the basis of a formula related to the capitalization, may have the same rights.

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     Notice of a general shareholders' meeting must be sent by mail at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month. However, where a quorum is not present and the original meeting was adjourned, this time period is reduced to six days for any subsequent reconvening of the shareholders' meeting. Notice of the meeting must also be published in the BALO, as well as in another French legal paper ( JOURNAL D'ANNONCES LEGALES ), after having first been sent to the COB. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders' vote to the extent the resolutions have changed since the preliminary notice.

     Under our articles of association and bylaws, to participate in any general shareholders' meeting, a holder of registered shares must have shares registered in a shareholder account maintained by us or on our behalf no later than three days prior to the meeting. Similarly, a holder of bearer shares must obtain a certificate from the accredited financial intermediary with whom the holder has deposited the shares. This certificate must indicate the number of bearer shares held and evidence the holding of these shares in its account until the date of the meeting. The certificate must be deposited at a place specified in the notice of the meeting no later than three days before the meeting. However, our board of directors may shorten these time periods to less than three days.

     Subject to the above restrictions, all of our shareholders have the right to participate in, and vote at, our general shareholders' meetings, either in person, by proxy, by ballot or by Internet. If a shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant us a proxy by returning a blank proxy form. In this case, the shares will be voted in favor of all resolutions proposed by the board of directors and against all others. We will send proxy forms to shareholders upon request. To be counted, proxies must be received prior to the general shareholders' meeting at our registered office or at another address indicated in the notice convening the meeting. We will send to shareholders ballots to vote by mail, and these ballots must be received by us no later than three days prior to the date of a meeting in order to be valid. Our board of directors, however, may shorten the time period to less than three days. Under French law, shares held by entities controlled, directly or indirectly, by us are not entitled to voting rights. There is no requirement that a shareholder own a minimum number of shares in order to be able to attend or be represented at a general shareholders' meeting.

     Under French law, a quorum for an ordinary general shareholders' meeting or an extraordinary general meeting to effect a share capital increase by capitalization of reserves, profits or share premium, generally requires the presence, in person or by proxy, of holders having at least 25% of the outstanding shares entitled to vote. A quorum of at least 33.3% of the outstanding shares entitled to vote is required in the case of any other extraordinary general meeting. If a quorum is not present at the meeting, the meeting will be adjourned. No quorum is required when an ordinary general meeting is reconvened, but only questions that were on the agenda of the adjourned meeting may be considered. When an extraordinary general meeting is reconvened, the quorum required is 25% of the outstanding shares entitled to vote, except where the reconvened meeting is considering a capital increase. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

     Under French law, a quorum for special meetings of Class O shareholders requires the presence at such meeting, in person or by proxy, of holders of Class O shares owning at least 50% of the outstanding Class O shares. If a quorum is not present at the meeting, the meeting will be adjourned. When such meeting is reconvened, the quorum required is 25% of the outstanding Class O shares.

     The approval of two-thirds of all holders of Class O shares voting as a separate class present or represented at an extraordinary meeting of holders of Class O shares will be required for any change to the rights of holders of Class O shares, including, but not limited to: (i) the approval of a merger or our split-up; and (ii) any amendment to the terms of the Basic Intercompany Agreement.

OWNERSHIP OF SHARES BY NON-FRENCH PERSONS

     Under French law and our articles of association and bylaws, no limitation exists on the right of non-French residents or non-French shareholders to own or vote our securities.

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     Both E.U. and non-E.U. residents must file an administrative notice
("DECLARATION ADMINISTRATIVE") with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company's share capital or voting rights is regarded as a controlling interest; however, a lower percentage may be held to be a controlling interest in certain circumstances depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party.

     The payment of all dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and credit establishments in France are accredited intermediaries.

     You should refer to "-- Description of Our Shares -- Terms and conditions generally applicable to the Shares" for a description of the filings required based on shareholdings.

MATERIAL CONTRACTS

     BASIC INTERCOMPANY AGREEMENT AMONG ALCATEL, ALCATEL OPTRONICS S.A. AND ALCATEL OPTRONICS, INC., DATED SEPTEMBER 20, 2000. In connection with the creation of Class O shares, Alcatel and the Optronics division entered into a Basic Intercompany Agreement in September 2000 which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to (i) the ownership and use of intellectual property, (ii) the allocation of research and development resources and costs, (iii) the purchase of the Optronics division's products by Alcatel, (iv) the supply of support services by Alcatel to the Optronics division, (v) the supply of treasury services by Alcatel to the Optronics division, (vi) the allocation of taxes and
(vii) competition between Alcatel and the Optronics division. Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into implementation agreements covering each of the subject matters set forth above.

     EXCHANGE TRUST AGREEMENT DATED AS OF MAY 25, 2000 BETWEEN ALCATEL, ALCATEL HOLDINGS CANADA CORP., NEWBRIDGE NETWORKS CORPORATION AND MONTREAL TRUST COMPANY OF CANADA. This agreement provides, among other things, the appointment of a trustee for the holders of Newbridge exchangeable shares and for the issuance of Class A ADSs in exchange for outstanding exchangeable shares upon the liquidation of Newbridge or Alcatel.

     SUPPORT AGREEMENT DATED AS OF MAY 25, 2000 BETWEEN ALCATEL, ALCATEL HOLDINGS CANADA CORP. AND NEWBRIDGE NETWORKS CORPORATION. This agreement provides, among other things, that Alcatel will cause Newbridge to declare an equivalent dividend on Newbridge exchangeable shares when we pay dividends on our Class A ADSs. In addition, we agreed to take necessary actions so that Newbridge and Alcatel Holdings may be able to perform their respective obligations relating to the Newbridge exchangeable shares.

     For additional information, see Item 4, "Information on the Company."

EXCHANGE CONTROLS

     Under current French exchange control regulations, no limits exists on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

TAXATION

     The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of the Alcatel shares or ADSs. In this discussion, we refer to the Class A shares and Class O shares as the "Alcatel shares" and the Class A ADSs and Class O ADSs as the "ADSs." It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the "Treaty") entered into force on December 30, 1995, all of which are subject to change, possibly with retroactive effect, or different interpretations.

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     This summary may only be relevant to you if all of the following five points apply to you:

     -  You own, directly or indirectly, less than 10% of our capital,

     -  You are any one of (a), (b), (c) or (d) below:

          (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

          (b) a corporation, or other entity taxable as a corporation that is created in or organized under the laws of the United States or any political subdivision thereof,

          (c) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

          (d) a trust, if a court within the United States is able to exercise a primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust,

     - You are entitled to the benefits of the Treaty under the "limitations on benefits" article contained in the Treaty,

     -  You hold the Alcatel shares or ADSs as capital assets, and

     -  Your functional currency is the U.S. dollar.

     You generally will not be eligible for the reduced withholding tax rates under the Treaty if you hold the Alcatel shares in connection with the conduct of business through a permanent establishment or the performance of services through a fixed base in France, or you are a nonresident in the United States for U.S. tax purposes.

     The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the purchase or ownership of Alcatel shares or ADSs. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities' holdings and persons holding their Alcatel shares or ADSs as part of a hedging, straddle or conversion transaction, among others. Those special rules are not discussed in this annual report, except for some specific rules under the Treaty relating to some U.S. tax-exempt pension funds and other tax-exempt entities. Because this summary does not address all potential tax implications, you should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, as well as the French tax consequences, of your ownership of Alcatel shares or ADRs and ADSs represented thereby.

     For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if you own ADSs evidenced by ADRs, you will be treated as the owner of the Alcatel shares represented by such ADSs.

TREATMENT OF CLASS O SHARES

     For U.S. federal income tax purposes, Class O shares should be considered to be shares of Alcatel. However, no ruling will be sought from the Internal Revenue Service regarding the issuance of Class O shares. In addition, the Internal Revenue Service has announced that it will not issue advanced rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. Also, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of Class O shares. The United States Congress could enact legislation (such as that proposed in the Clinton Administration Budget Proposals in 1999 and 2000) or the United States Treasury Department could issue regulations or other guidance that change the current law, possibly with retroactive effect. It is possible, therefore, that the Internal Revenue Service could assert that the Class O shares should be treated as shares in an entity other than Alcatel. However, we do not believe that the Internal Revenue Service would prevail if it were to make such an assertion.

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TAXATION OF DIVIDENDS

     WITHHOLDING TAX AND AVOIR FISCAL TAX CREDIT. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the AVOIR FISCAL tax credit. For dividends paid in 2001, the amount of the AVOIR FISCAL tax credit is generally:

     - 50% of the dividend paid for individuals and companies which qualify under the French participation exemption regime, or

     -  15% of the dividend paid for shareholders who are not individuals.

     Under French domestic law, shareholders who are not residents in France are not eligible for the AVOIR FISCAL tax credit (see below, however, for Treaty exception).

     If the dividends are paid out of certain profits and are thus subject to the PRECOMPTE tax, those shareholders entitled to the AVOIR FISCAL tax credit at the rate of 15% are generally entitled to an additional amount of AVOIR FISCAL tax credit equal to 70% of any such PRECOMPTE tax, if the PRECOMPTE is actually paid in cash by us (see paragraph below relating to the PRECOMPTE tax).

     Under a recent regulation issued by the French Tax Administration, the AVOIR FISCAL tax credit is granted only to a dividend distribution voted on at the annual shareholder meeting approving the results of the prior year. If no AVOIR FISCAL credit is available, then no PRECOMPTE tax is required to be paid.

     French companies normally must deduct a 25% French withholding tax from dividends paid to nonresidents of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of the Alcatel shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

     Additional provisions apply if you are considered an "eligible" U.S. holder of Alcatel shares or ADSs. You are "eligible" if your ownership of the Alcatel shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

     1. You are an individual or other noncorporate holder that is a resident of the United States for purposes of the Treaty,

     2.   You are a U.S. corporation, other than a regulated investment company,

     3. You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your Alcatel shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States, or

     4. You are a partnership or trust that is a resident of the U.S. for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as "eligible" under point 1. or point 2. above.

     If you are an "eligible" U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, PROVIDED that you have previously established that you are a resident of the U.S. under the Treaty in accordance with the following procedures:

     1. You must complete French Treasury Form RF1 A EU-No. 5052, entitled "Application for Refund," and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the Alcatel shares or ADSs, including, among other things, the dividend rights.

     2. If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

          -  You are a resident of the United States for purposes of the Treaty,

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          -  Your ownership of the Alcatel shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France,

          - You own all the rights attached to the full ownership of the Alcatel shares or ADSs, including, among other things, the dividend rights,

          - You fulfill all the requirements under the Treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the AVOIR FISCAL tax credit, and

          - You claim the reduced rate of withholding tax and payment of the AVOIR FISCAL tax credit.

     If you are an "eligible" U.S. holder of ADSs, you can obtain the form or certificate from the Depositary or the Internal Revenue Service. The Depositary will file your completed form or certificate with French tax authorities as long as you deliver it to the Depositary within the time period specified in the distribution to registered U.S. holders of ADSs.

     If you are not an "eligible" U.S. holder, or if you have not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of any excess withholding tax.

     If you are an "eligible" U.S. holder, you may also claim the AVOIR FISCAL tax credit by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities before December 31 of the year following the year during which the dividend is paid. You will be entitled to a payment equal to the AVOIR FISCAL tax credit, less a 15% withholding tax on the AVOIR FISCAL tax credit. To receive this payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the AVOIR FISCAL tax credit and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

     Specific rules apply to the following:

     - tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Code (qualified retirement plans), Section 403(b) of the Code (tax-deferred annuity contracts) or
        Section 457 of the Code (deferred compensation plans), and

     - various other tax-exempt entities, including some state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

     Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as "eligible" U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full AVOIR FISCAL tax credit. They may claim a partial AVOIR FISCAL tax credit equal to 30/85 of the gross AVOIR FISCAL tax credit, PROVIDED that they own, directly or indirectly, less than 10% of our capital and they satisfy the filing formalities specified in Internal Revenue Service regulations.

     The AVOIR FISCAL tax credit or partial AVOIR FISCAL tax credit and any French withholding tax refund are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

     If you sell Alcatel shares on the monthly settlement market during the month of a dividend payment, you, as seller, rather than the purchaser, will generally be entitled to the AVOIR FISCAL tax credit relating to the dividend.

     For U.S. federal income tax purposes, the gross amount of any distribution and any related AVOIR FISCAL tax credit, including any French withholding tax, will be included in your gross income as ordinary income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include these amounts in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under
Section 243 of the Code. They will

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generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

     Also, for U.S. federal income tax purposes, the amount of any dividend paid in a foreign currency such as euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the dividend is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the Treaty. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     - First, as a tax-free return of capital to the extent of your basis in your Alcatel shares or ADSs, which will reduce the adjusted basis of your Alcatel shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those Alcatel shares or ADSs.

     - Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain.

     French withholding tax imposed on the dividends you receive on your Alcatel shares or ADSs and on any AVOIR FISCAL tax credit at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your Alcatel shares or ADSs and the related AVOIR FISCAL payments generally will constitute "passive" income (or, for some holders, foreign source "financial services" income). Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

     THE PRECOMPTE TAX. A French company must pay an equalization tax known as the PRECOMPTE tax to the French tax authorities if it distributes dividends out of:

     - profits which have not been taxed at the ordinary corporate income tax rate, or

     - profits which have been earned and taxed more than five years before the distribution.

     The amount of the PRECOMPTE tax is equal to 50% of the net dividend before withholding tax.

     If you are not entitled to the full AVOIR FISCAL tax credit, you may generally obtain a refund from the French income tax authorities of any PRECOMPTE tax paid by us with respect to distributions paid to you. Under the Treaty, the amount of the PRECOMPTE tax refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial AVOIR FISCAL tax credit, if any. You are entitled to a refund of any PRECOMPTE tax actually paid in cash, but not to any PRECOMPTE tax that is paid by offsetting French and/or foreign tax credits. To apply for a refund of the PRECOMPTE tax, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the French CENTRE DES IMPOTS DES NON-RESIDENTS .

     For U.S. federal income tax purposes, the gross amount of the PRECOMPTE tax refunded, including French tax withheld thereon and any partial AVOIR FISCAL tax credit, will be included in your gross income as ordinary income in the year it is received. It will generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income). The amount of any PRECOMPTE tax

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paid in a foreign currency such as euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the PRECOMPTE tax is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros.

TAXATION OF CAPITAL GAINS

     If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any gain if you (i) sell your Alcatel shares or ADSs or (ii) convert your Class O shares or Class O ADSs solely for Class A shares and if you subsequently sell or otherwise dispose of your Class A shares received upon conversion, unless you have a permanent establishment or fixed base in France and such Alcatel shares or ADSs were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     For French tax purposes, if upon the conversion of your Class O shares for Class A shares you receive cash from us in addition to Class A shares, the additional amount received from us should, according to indications from the French tax authorities, qualify as a dividend. To the extent it qualifies as a dividend, such additional amount will be subject to French withholding tax and will give rise to the AVOIR FISCAL tax credit (or, as the case may be, to the PRECOMPTE tax, if any), subject to the conditions and filing requirements described in the section entitled "Taxation of Dividends" above.

     In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your Alcatel shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the Alcatel shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are a noncorporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods.

     If your Class O shares are converted into Class A shares and you receive an additional cash payment pursuant to the mandatory conversion provisions of the Class O shares, then for U.S. federal income tax purposes, you will recognize the gain (but not any loss) realized on such conversion, but only to the extent of the cash you receive. The gain realized on such conversion generally will equal the excess, if any, of (i) the sum of the amount of cash received and the fair market value of the Class A shares received upon the conversion over (ii) your tax basis in the Class O shares converted. Such gain generally will be capital gain. Because any cash payment made by us pursuant to the mandatory conversion provisions of the Class O shares should be treated as a dividend for French tax purposes, such payment should, subject to certain conditions and the filing requirements described above, give rise to the French withholding tax of 15% and to the AVOIR FISCAL tax credit if you are an "eligible holder" under the Treaty. However, since any gain from the cash payment will be a capital gain for U.S. federal income tax purposes, the cash payment will produce only U.S. source income for U.S. foreign tax credit purposes. Consequently, unless you otherwise receive foreign source income in an appropriate limitation category sufficient to utilize the full amount of the credit resulting from the French withholding tax, you will not be entitled to claim a foreign tax credit for U.S. purposes for the full amount of the French taxes withheld from the payment made to you. If upon the conversion of your Class O shares into Class A shares, you make a cash payment to us in order to avoid a reduction in your proportionate interest, you will obtain additional tax basis in your Class A shares in an amount equal to the cash payment you have made.

FRENCH ESTATE AND GIFT TAXES

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your Alcatel shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

     - you are domiciled in France at the time of making the gift, or at the time of your death, or

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     -  you used the Alcatel shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the Alcatel shares or ADS for that use.

FRENCH WEALTH TAX

     The French wealth tax generally does not apply to you if you are a "resident" of the United States for purposes of the Treaty.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, if you are a non-corporate U.S. holder of Alcatel shares or ADSs (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange, redemption or disposal of your Alcatel shares or ADSs.

     Additionally, if you are a non-corporate U.S. holder of Alcatel shares or ADSs (or do not come within certain other exempt categories) you may be subject to backup withholding at a rate of 30% (reduced to 29% for taxable years 2004 and 2005 and to 28% for taxable years 2006 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will provide such certification on Internal Revenue Service Form W-9 ("Request for Taxpayer Identification Number and Certification") or a substitute Form W-9.

     If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding. However, any amount withheld under the backup withholding rules may be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you furnish the required information to the Internal Revenue Service.

     A non-U.S. holder of Alcatel shares or ADSs generally will be exempt from information reporting requirements and backup withholding, but may be required to comply with certification and identification procedures in order to obtain an exemption from information reporting and backup withholding.

U.S. STATE AND LOCAL TAXES

     In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your Alcatel shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your Alcatel shares or ADSs.

DOCUMENTS ON DISPLAY

     We file reports with the Securities and Exchange Commission that contain financial information about us and our results or operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 will be available to the public at the SEC web site at http://www.sec.gov. Our web site at http://www.alcatel.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. You may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Item 5 under Alcatel's "Qualitative and Quantitative Disclosures About Market Risk" and the Optronics Division's "Qualitative and Quantitative Disclosures About Market Risk."

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ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES.

     Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     At our shareholders' meeting held on May 16, 2000, our shareholders approved a resolution to effect a 5-for-1 stock split of the Class A shares, effective May 22, 2000, so that each Class A share has a EURO 2 nominal value. In addition, effective May 22, 2000, we amended our Deposit Agreement with The Bank of New York so that each Class A ADS, which previously represented one-fifth of a Class A share, now represents one Class A share.

     Also, at our shareholders' meeting held on September 20, 2000, our shareholders approved a resolution to create the Class O shares, which is intended to "track" the financial performance of the Optronics division. The dividend paid on the Class O shares will be paid in preference to any dividend paid on the Class A shares. The approval of (i) a merger or split-up of Alcatel or (2) any amendment to the Basic Intercompany Agreement requires the approval of two-thirds of the holders of Class O shares, voting as a separate class. Finally, the Class O shares will convert into Class A shares upon (i) the disposition of all or substantially all of the assets of the Optronics division (or the loss of majority control of the Optronics division) or (ii) an initial public offering of the Optronics division. Payments may be required to be made by Alcatel or the Class O shareholders in connection with a mandatory conversion.

ITEM 15.  RESERVED

ITEM 16.  RESERVED

ITEM 17.  FINANCIAL STATEMENTS

     See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements, together with the reports of Barbier Frinault & Autres thereon, are filed as part of this Annual Report.

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
                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants.................................    F-1
Consolidated Income Statements for the years ended December 31,
  2001, 2000 and 1999....................................................    F-2
Consolidated Balance Sheets at December 31, 2001, 2000 and 1999..........    F-3
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999.......................................    F-5
Consolidated Statement of Changes in Shareholders' Equity for the
  years ended December 31, 2001, 2000 and 1999...........................    F-6
Notes to Consolidated Financial Statements:
- Summary of accounting policies.........................................    F-7
Information by:
- Business segment.......................................................   F-14
- Geographical segment...................................................   F-16
- Summary of differences between accounting principles followed by the Company and U.S. generally accepted accounting principles
  ("U.S. GAAP")..........................................................   F-72
Optronics Division, Report of Independent Auditors.......................  F-110
Optronics Division, Combined Income Statements for the years ended
  December 31, 2001, 2000 and 1999.......................................  F-111
Optronics Division, Combined Balance Sheets at December 31, 2001,
  2000 and 1999..........................................................  F-112
Optronics Division, Combined Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.................................  F-114
Optronics Division, Combined Statement of Changes in Net Worth of
  the Optronics Division for the years ended December 31, 2001, 2000 and 1999...............................................................  F-115
Notes to the Combined Financial Statements:
- Basis of presentation and summary of accounting policies...............  F-116
- Summary of differences between accounting principles followed by the Optronics division and U.S. GAAP...................................  F-135

     All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

ITEM 19.  EXHIBITS

     1.1 Statuts (Articles of Association and By-Laws) of Alcatel (English translation) (incorporated by reference to Alcatel's Report of Foreign Issuer on Form 6-K filed October 1, 2001).

     2.1 Form of Amended and Restated Deposit Agreement, as further amended and restated as of May 22, 2000, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to post-effective amendment No. 1 to Alcatel's Registration Statement on Form F-6) (File No. 333-11946).

     2.2 Form of Deposit Agreement dated as of October 25, 2000, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel's registration statement on Form F-6 originally filed on September 28, 2000 (File No. 333-12630)).

     4.1 Merger Agreement, dated February 22, 2000, between Alcatel and Newbridge Networks Corporation (incorporated by reference to Exhibit 99.1 to
Schedule 13D of Alcatel dated March 3, 2000).

     4.2 Basic Intercompany Agreement among Alcatel, Alcatel Optronics S.A. and Alcatel Optronics, Inc., dated 20 September 2000 (incorporated by reference to
Exhibit 4.2 to Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

     4.4 Exchange Trust Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp., Newbridge Networks Corporation and Montreal Trust Company of Canada (incorporated by reference to Exhibit 4.5 to Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

     4.5 Support Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp. and Newbridge Networks Corporation (incorporated by reference to Exhibit 4.6 to Alcatel's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

     8. List of subsidiaries (see Note 33 to Alcatel's consolidated financial statements).

     10.  Consent of Independent Auditors.

     99.1 Letter from Alcatel to the Securities and Exchange Commission pursuant to Temporary Note 3T.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         ALCATEL


                                         BY:      /s/ JEAN-PIERRE HALBRON
                                            ------------------------------------
                                                     Jean-Pierre Halbron
                                                          PRESIDENT

March 29, 2002

                            ALCATEL AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF ALCATEL

     We have audited the accompanying consolidated balance sheets of Alcatel and its subsidiaries (the "Group") as of December 31, 2001, 2000 and 1999 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended
December 31, 2001, all expressed in euro. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in France and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcatel and its subsidiaries as of December 31, 2001, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in France.

     Without calling into question the opinions expressed above, we wish to draw your attention on the changes in the method described in:

     -- the note 1(k) to consolidated financial statements related to the change in evaluation and in presentation of the provisions for the pensions and retirement obligations, which occurred in 1999,

     -- the note 3 to consolidated financial statements related to the "nouvelles regles et methodes relatives aux comptes consolides", which occurred in 1999,

     Accounting practices used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and shareholders' equity to United States generally accepted accounting principles is set forth in Notes 36 to 38 and 40 of the Notes to the consolidated financial statements.

                                         /s/ CHRISTIAN CHIARASINI
                                         ---------------------------------------
                                         BARBIER FRINAULT & AUTRES
                                         Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France
JANUARY 31, 2002 (EXCEPT FOR NOTE 39, FOR WHICH THE DATE IS MARCH 14, 2002)

                            ALCATEL AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                      NOTE     2001(a)         2001            2000           1999
                                                      ----   ----------   -------------   -------------   -------------
                                                                    (IN MILLIONS EXCEPT PER SHARE INFORMATION)
NET SALES.........................................           $   22,567   EURO   25,353   EURO   31,408   EURO   23,023
Cost of sales.....................................              (16,978)        (19,074)        (22,193)        (16,412)
                                                             ----------   -------------   -------------   -------------
GROSS PROFIT......................................                5,589           6,279           9,215           6,611
Administrative and selling expenses...............               (3,358)         (3,773)         (4,136)         (3,228)
R&D costs.........................................               (2,552)         (2,867)         (2,828)         (2,109)
                                                             ----------   -------------   -------------   -------------
INCOME FROM OPERATIONS............................                 (321)           (361)          2,251           1,275
Financial income (loss)...........................      (5)      (1,396)         (1,568)           (435)           (181)
Restructuring costs...............................     (22)      (1,891)         (2,124)           (143)           (380)
Other revenue (expense)...........................      (6)        (189)           (213)            623             925
                                                             ----------   -------------   -------------   -------------
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES
  AND PURCHASED R&D...............................               (3,797)         (4,266)          2,296           1,639
Income tax........................................      (7)       1,122           1,261            (497)           (368)
Share in net income of equity affiliates..........                  (14)            (16)            125             210
                                                             ----------   -------------   -------------   -------------
CONSOLIDATED NET INCOME BEFORE AMORTIZATION
  OF GOODWILL AND PURCHASED R&D...................               (2,689)         (3,021)          1,924           1,481
Amortization of goodwill..........................      (9)      (1,721)         (1,933)           (576)           (471)
Purchased R&D.....................................      (3)          (4)             (4)            (21)           (329)
Minority interests................................                   (4)             (5)             (3)            (37)
                                                             ----------   -------------   -------------   -------------
NET INCOME........................................               (4,418)         (4,963)          1,324             644
                                                             ==========   =============   =============   =============
ORDINARY SHARES (A)

BASIC EARNINGS PER SHARE*.........................      (8)       (3.85)          (4.33)           1.25            0.70
DILUTED EARNINGS PER SHARE........................      (8)       (3.85)          (4.33)           1.20            0.69
ALCATEL TRACKING STOCK O (OPTRONICS DIVISION)**
BASIC EARNINGS PER SHARE..........................      (8)       (1.31)          (1.47)           0.14              --
DILUTED EARNINGS PER SHARE........................      (8)       (1.31)          (1.47)           0.14              --

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.8901 on December 31, 2001.

* Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders' meeting held on May 16, 2000.

** For 2000, net income has been taken into account from October 20, 2000, the issuance date of the class O shares.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                            ALCATEL AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

                                     ASSETS

                                                      NOTE     2001(a)         2001           2000            1999
                                                      ----   ----------   -------------   -------------   -------------
                                                                                 (IN MILLIONS)
Goodwill, net.....................................      (9)  $    4,679   EURO    5,257   EURO    7,043   EURO    7,054
Other intangible assets, net......................     (10)         420             472             504             313
                                                             ----------   -------------   -------------   -------------
INTANGIBLE ASSETS, NET............................                5,099           5,729           7,547           7,367
                                                             ----------   -------------   -------------   -------------
Property, plant and equipment.....................     (11)       8,632           9,698          11,941          10,401
Depreciation......................................     (11)      (4,892)         (5,496)         (7,283)         (6,578)
                                                             ----------   -------------   -------------   -------------
PROPERTY, PLANT AND EQUIPMENT, NET................                3,740           4,202           4,658           3,823
                                                             ----------   -------------   -------------   -------------
Share in net assets of equity affiliates..........     (12)         711             799           1,152           1,045
Other investments and miscellaneous, net..........     (13)       1,041           1,169           3,327           2,528
                                                             ----------   -------------   -------------   -------------
INVESTMENTS.......................................                1,752           1,968           4,479           3,573
                                                             ----------   -------------   -------------   -------------
TOTAL FIXED ASSETS................................               10,591          11,899          16,684          14,763
                                                             ----------   -------------   -------------   -------------
INVENTORIES AND WORK IN PROGRESS, NET.............     (14)       4,167           4,681           7,415           3,960
                                                             ----------   -------------   -------------   -------------
Trade receivables and related accounts, net.......     (15)       7,214           8,105          10,659           8,461
Other accounts receivable, net....................     (16)       6,098           6,851           5,160           3,427
                                                             ----------   -------------   -------------   -------------
ACCOUNTS RECEIVABLE, NET..........................               13,312          14,956          15,819          11,888
Short-term investments............................                  387             435             363             455
Marketable securities, net........................     (17)         203             228              80             260
Cash..............................................                3,872           4,350           2,617           2,880
                                                             ----------   -------------   -------------   -------------
CASH AND CASH EQUIVALENTS.........................                4,075           4,578           2,697           3,140
                                                             ----------   -------------   -------------   -------------
SHORT-TERM INVESTMENTS AND CASH AND CASH
  EQUIVALENTS.....................................                4,462           5,013           3,060           3,595
                                                             ----------   -------------   -------------   -------------
TOTAL CURRENT ASSETS..............................               21,941          24,650          26,294          19,443
                                                             ----------   -------------   -------------   -------------
TOTAL ASSETS......................................               32,532          36,549          42,978          34,206
                                                             ==========   =============   =============   =============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                            ALCATEL AND SUBSIDIARIES

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       2001(a)               2001                   2000           1999
                                                   -------------   -------------------------   -------------   -------------
                                                       AFTER         BEFORE         AFTER          AFTER           AFTER
                                            NOTE   APPROPRIATION        APPROPRIATION*         APPROPRIATION   APPROPRIATION
                                            ----   -------------   -------------------------   -------------   -------------
                                                                                (IN MILLIONS)
Capital stock (Euro 2 nominal
  value: 1,215,254,797 class A shares
  and 25,515,000 class O shares at
  December 31, 2001; 1,212,210,685
  class A shares and 16,500,000
  class O shares at December 31, 2000;
  Euro 10 nominal value: 199,895,247
  shares at December 31, 1999)...........          $       2,208   EURO  2,481   EURO  2,481   EURO    2,457   EURO    1,999
Additional paid-in capital...............                  8,514         9,565         9,565           9,558           7,025
Retained earnings........................                   (346)        4,771          (389)          4,719           4,315
Cumulative translation adjustments.......                   (165)         (185)         (185)           (350)           (570)
Net income...............................                     --        (4,963)           --              --              --
Less treasury stock at cost..............                 (1,640)       (1,842)       (1,842)         (2,023)         (1,237)
                                                   -------------   -----------   -----------   -------------   -------------
SHAREHOLDERS' EQUITY.....................    (19)          8,572         9,827         9,630          14,361          11,532
                                                   -------------   -----------   -----------   -------------   -------------
MINORITY INTERESTS.......................    (20)            195           219           219             435             463
                                                   -------------   -----------   -----------   -------------   -------------
Accrued pension and retirement
  obligations............................    (21)            997         1,120         1,120           1,292           1,256
Other reserves (b).......................    (22)          3,697         4,154         4,154           3,005           3,277
                                                   -------------   -----------   -----------   -------------   -------------
TOTAL RESERVES FOR LIABILITIES AND
  CHARGES................................                  4,694         5,274         5,274           4,297           4,533
                                                   -------------   -----------   -----------   -------------   -------------
Bonds and notes issued...................                  5,313         5,969         5,969           4,972           3,462
Other borrowings.........................                  1,519         1,706         1,706           2,418           2,383
                                                   -------------   -------------------------   -------------   -------------
TOTAL FINANCIAL DEBT.....................    (23)          6,832         7,675         7,675           7,390           5,845
(OF WHICH MEDIUM AND LONG-TERM
  PORTION)...............................                  5,233         5,879         5,879           5,577           3,478
                                                   -------------   -----------   -----------   -------------   -------------
Customers' deposits and advances.........    (24)          1,507         1,693         1,693           1,560           1,107
Trade payables and related
  accounts (b)...........................                  4,522         5,080         5,080           6,393           4,600
Debts linked to bank activity............                    587           660           660             932           1,126
Other payables...........................    (25)          5,624         6,121         6,318           7,610           5,000
                                                   -------------   -----------   -----------   -------------   -------------
TOTAL OTHER LIABILITIES..................                 12,240        13,554        13,751          16,495          11,833
                                                   -------------   -----------   -----------   -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY.................................                 32,532        36,549        36,549          42,978          34,206
                                                   =============   ===========   ===========   =============   =============

----------
*   See note 18.

(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

(b) Accrued contract costs previously under the line "accrued contract costs and other reserves" have been reclassified under the line "trade payables" ( EURO 650 million at December 31, 2000 and EURO 491 million at December 31,
    1999).

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                            ALCATEL AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 2001(a)         2001           2000            1999
                                                               ----------   -------------   -------------   -------------
                                                                                     (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................   $   (4,418)  EURO   (4,963)  EURO    1,324   EURO      644
Minority interests..........................................            4               5               3              37
Adjustments to reconcile income before minority interests
  to net cash provided by operating activities:
-- Depreciation and amortization, net (b)...................        2,863           3,216           1,786           1,850
-- Changes in reserves for pension obligations, net.........           37              41              24            (116)
-- Changes in other reserves, net...........................        1,781           2,001             (32)           (146)
-- Net (gain) loss on disposal of non-current assets........         (839)           (943)           (915)           (862)
-- Share in net income of equity affiliates (net of
  dividends received).......................................           78              88             (47)           (133)
                                                               ----------   -------------   -------------   -------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE
  CHANGES IN WORKING CAPITAL................................         (494)           (555)          2,143           1,274
Net change in current assets and liabilities:
-- Decrease (increase) in accounts receivable...............          994           1,117          (2,147)           (453)
-- Decrease (increase) in inventories.......................        1,056           1,186          (3,330)           (333)
-- Increase (decrease) in accounts payable and accrued
  expenses..................................................       (1,071)         (1,203)          2,089             588
-- Changes in reserves on current assets (including
  accrued contract costs), net (c)..........................           --              --              --              --
                                                               ----------   -------------   -------------   -------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES............          485             545          (1,245)          1,076
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets......................          162             182             107             191
Capital expenditures........................................       (1,556)         (1,748)         (1,834)         (1,224)
Decrease (increase) in loans................................          266             299            (962)            (20)
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition
  of unconsolidated companies...............................         (661)           (743)           (834)         (2,173)
Cash proceeds from sale of previously consolidated
  companies, net of cash sold, and from sale of
  unconsolidated companies..................................        3,228           3,627           1,579             750
Decrease (increase) in short term investments...............          (64)            (72)             92               5
                                                               ----------   -------------   -------------   -------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES............        1,375           1,545          (1,852)         (2,476)
NET CASH FLOWS AFTER INVESTMENT.............................        1,860           2,090          (3,097)         (1,395)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt......................       (1,247)         (1,401)           (889)           (352)
Proceeds from issuance of long-term debt....................        1,552           1,744           2,565           1,756
Proceeds from issuance of shares............................            7               8           1,490             110
Dividends paid..............................................         (504)           (567)           (508)           (391)
                                                               ----------   -------------   -------------   -------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES............         (192)           (216)          2,658           1,123
Net effect of exchange rate changes.........................            6               7              (4)             55
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........        1,674           1,881            (443)           (217)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............        2,401           2,697           3,140           3,357
CASH AND CASH EQUIVALENTS AT END OF YEAR....................        4,075           4,578           2,697           3,140
                                                               ==========   =============   =============   =============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.8901 on December 31, 2001.

(b) Of which, purchased R&D relative to acquisitions: EURO 4 million in 2001, EURO 21 million in 2000 and EURO 329 million in 1999.

(c) Reclassified under the line "changes in other reserves, net" in working capital provided by operations.

     Income taxes paid amounted to EURO 585 million in 2001, EURO 317 million in 2000 and EURO 138 million in 1999. Interest paid amounted to EURO 2,098 million in 2001, EURO 1,310 million in 2000 and EURO 601 million in 1999.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            ALCATEL AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                   NUMBER         NUMBER
                                                 OF SHARES      OF SHARES              ADDITIONAL
                                                OUTSTANDING    OUTSTANDING   CAPITAL    PAID-IN     RETAINED
                                       NOTE       CLASS A        CLASS O      STOCK     CAPITAL     EARNINGS
                                       ----    -------------   -----------   -------   ----------   --------
                                               IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF SHARES OUTSTANDING
BALANCE AT  DECEMBER 31, 1998 AFTER
  APPROPRIATION......................            184,376,544                   1,212        7,272      3,675
                                               -------------   -----------   -------   ----------   --------
Change in accounting principles as
  of January 1, 1999.................    (3)                                                  383        510
Translation of the capital stock
  in euros...........................                                            775         (767)        (8)
Other capital increase...............              1,184,951                      12          100
Net change in treasury stock owned
  by consolidated subsidiaries.......                 50,478                                              22
Reversal of provisions on change in
  accounting principles..............                                                          37
Translation adjustment...............
Other................................                                                                     (9)
Net income...........................
Appropriation of net income..........                                                                    125
                                               -------------   -----------   -------   ----------   --------
BALANCE AT DECEMBER 31, 1999
  AFTER APPROPRIATION................            185,611,973                   1,999        7,025      4,315
                                               -------------   -----------   -------   ----------   --------
Split by 5 of the nominal value
  of the share.......................            928,059,865
Capital increase linked to the
  acquisition of Genesys.............             33,683,865                      68        1,368
Capital increase linked to the
  acquisition of Alcatel Networks
  Corporation........................            104,083,459                     208        5,013
Issuance of shares for Alcatel
  Networks Corporation stock options
  and warrants.......................             23,880,728                      48        1,149
Issuance of O shares.................                           16,500,000        33        1,315
Other capital increase...............              5,075,879                      10          146
Exchangeable shares Alcatel
  Networks Corporation...............             46,010,519                      91
Acquisition of Genesys...............                                                      (1,368)      (320)
Acquisition of Alcatel
  Networks Corp......................                                                      (5,013)    (2,354)
Net change in treasury stock
  owned by consolidated
  subsidiaries.......................             (7,520,814)                                            185
Additional effect relating to
  adoption of new methodology
  (regulation 99-02).................                                                         (77)
Other adjustment.....................                                                                    (64)
Translation adjustment...............
Net income...........................
Appropriation of net income..........                                                                    740
                                               -------------   -----------   -------   ----------   --------
BALANCE AT DECEMBER 31, 2000
  AFTER APPROPRIATION................          1,133,273,501    16,500,000     2,457        9,558      2,502
                                               -------------   -----------   -------   ----------   --------
Capital increase linked to the
  acquisition of Kymata..............  (19c)       2,200,000     9,015,000        22           72
Other capital increase...............  (19c)         844,112                       2           11*
Exchangeable shares Alcatel Networks
  Corporation........................                                                                  1,394
Acquisition of Kymata................                                                         (76)
Net change in treasury stock of
  class O shares owned by
  consolidated subsidiaries..........                              (11,655)                              (10)
Net change in treasury stock of
  class A shares owned by
  consolidated subsidiaries..........             10,505,542                                              93
Other adjustment.....................                                                                    (31)
Translation adjustment...............
Net income (loss)....................
                                               -------------   -----------   -------   ----------   --------
BALANCE AT DECEMBER 31, 2001 BEFORE
  APPROPRIATION......................          1,146,823,155    25,503,345     2,481        9,565      3,948
Proposed appropriation
  of net income......................                                                                 (5,160)
                                               -------------   -----------   -------   ----------   --------
BALANCE AT DECEMBER 30, 2001
  AFTER APPROPRIATION................          1,146,823,155    25,503,345     2,481        9,565     (1,212)
                                               =============   ===========   =======   ==========   ========

                                       EXCHANGEABLE                          TREASURY
                                          SHARES                               STOCK
                                         ALCATEL      CUMULATIVE     NET     OWNED BY
                                         NETWORKS     TRANSLATION   INCOME   CONSOLIDATED   SHAREHOLDERS'
                                           CORP.      ADJUSTMENTS   (LOSS)   SUBSIDIARIES      EQUITY
                                       ------------   -----------   ------   ------------   -------------
                                          IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF SHARES OUTSTANDING
BALANCE AT  DECEMBER 31, 1998 AFTER
  APPROPRIATION......................                      (989)        --         (1,257)          9,913
                                       ------------   -----------   ------   ------------   -------------
Change in accounting principles as
  of January 1, 1999.................                                                                 893
Translation of the capital stock
  in euros...........................                                                                   0
Other capital increase...............                                                                 112
Net change in treasury stock owned
  by consolidated subsidiaries.......                                                  20              42
Reversal of provisions on change in
  accounting principles..............                                                                  37
Translation adjustment...............                       419                                       419
Other................................                                                                  (9)
Net income...........................                                  644                            644
Appropriation of net income..........                                 (644)                          (519)
                                       ------------   -----------   ------   ------------   -------------
BALANCE AT DECEMBER 31, 1999
  AFTER APPROPRIATION................                      (570)        --         (1,237)         11,532
                                       ------------   -----------   ------   ------------   -------------
Split by 5 of the nominal value
  of the share.......................
Capital increase linked to the
  acquisition of Genesys.............                                                               1,436
Capital increase linked to the
  acquisition of Alcatel Networks
  Corporation........................                                                               5,221
Issuance of shares for Alcatel
  Networks Corporation stock options
  and warrants.......................                                              (1,197)             --
Issuance of O shares.................                                                               1,348
Other capital increase...............                                                                 156
Exchangeable shares Alcatel
  Networks Corporation...............         2,217                                                 2,308
Acquisition of Genesys...............                                                              (1,688)
Acquisition of Alcatel
  Networks Corp......................                                                              (7,367)
Net change in treasury stock
  owned by consolidated
  subsidiaries.......................                                                 411             596
Additional effect relating to
  adoption of new methodology
  (regulation 99-02).................                                                                 (77)
Other adjustment.....................                                                                 (64)
Translation adjustment...............                       220                                       220
Net income...........................                                1,324                          1,324
Appropriation of net income..........                               (1,324)                          (584)
                                       ------------   -----------   ------   ------------   -------------
BALANCE AT DECEMBER 31, 2000
  AFTER APPROPRIATION................         2,217        (350)        --         (2,023)         14,361
                                       ------------   -----------   ------   ------------   -------------
Capital increase linked to the
  acquisition of Kymata..............                                                                  94
Other capital increase...............                                                                  13
Exchangeable shares Alcatel Networks
  Corporation........................        (1,394)                                                   --
Acquisition of Kymata................                                                                 (76)
Net change in treasury stock of
  class O shares owned by
  consolidated subsidiaries..........                                                                 (10)
Net change in treasury stock of
  class A shares owned by
  consolidated subsidiaries..........                                                 181             274
Other adjustment.....................                                                                 (31)
Translation adjustment...............                       165                                       165
Net income (loss)....................                               (4,963)                        (4,963)
                                       ------------   -----------   ------   ------------   -------------
BALANCE AT DECEMBER 31, 2001 BEFORE
  APPROPRIATION......................           823        (185)    (4,963)        (1,842)          9,827
Proposed appropriation
  of net income......................                                4,963                           (197)
                                       ------------   -----------   ------   ------------   -------------
BALANCE AT DECEMBER 30, 2001
  AFTER APPROPRIATION................           823        (185)        --         (1,842)          9,630
                                       ============   ===========   ======   ============   =============

----------
* Of which EURO 13 million related to a capital increase and EURO (2) million related to expenses for the issuance of class O shares carried out in 2000.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                            ALCATEL AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES

     Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries ("Alcatel" or the "Group") are presented in accordance with the "New principles and accounting methodology relative to consolidated financial statements" Regulation 99-02 approved by decree dated June 22, 1999 of the "Comite de Reglementation Comptable". The main differences with those accounting principles previously applied relate to the treatment of business combinations. The effect of the restatement of business combinations recorded in previous periods, in conformity with this new methodology, is accounted for as a change in accounting principles and detailed in note 3. The consolidated financial statements of the Group comply with the essential accounting principles described hereafter.

     The "Comite de la Reglementation Comptable" approved the "reglement sur les passifs" (regulation on liabilities) n00-06. This regulation will be effective as of January 1, 2002, with optional implementation as of January 1, 2000. Alcatel did not apply this new accounting principle to its 2001 financial statements. Alcatel does not anticipate a significant effect from the implementation of this regulation on its net income or on its financial position.

(a)  CONSOLIDATION METHODS

     Companies over which the Group has legal control are fully consolidated.

     Companies over which the Group has joint control are accounted for under proportionate consolidation.

     Companies over which the Group has significant influence ("equity affiliates") are accounted for under the equity method. Significant influence is generally assumed when the Group's interest is more than 20%.

     The Consolidated Financial Statements are prepared on the basis of year-end (or interim) financial statements at December 31, except for ALSTOM which publishes its financial statements on September 30 (see note 12).

     All significant intra-group transactions are eliminated.

     The banking subsidiary of Alcatel is fully consolidated. Banking operating income is included in financial income.

(b)  TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

     The balance sheets of non-French consolidated subsidiaries are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders' equity under the line item "Cumulative translation adjustment".

(c)  TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

     Exchange gains or losses on foreign currency borrowings that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders' equity under the line item "Cumulative translation adjustment".

                            ALCATEL AND SUBSIDIARIES

(d)  RESEARCH AND DEVELOPMENT EXPENSES

     These are recorded as expenses for the year in which they are incurred, except for:

     - software development costs that are included in intangible assets, when they strictly comply with the following criteria:

        - the project is clearly defined, and costs are separately identified and reliably measured;

        -  the technical feasibility of the software is demonstrated;

        -  the software will be sold or used in-house;

        - a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

        - adequate resources required for completion of the project are available,

     -  software development costs are amortized as follows:

        -  in case of internal use over their probable service lifetime,

        - in case of external use according to prospects for sale, rental or other forms of distribution.

           The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above mentioned criteria.

     - recoverable amounts disbursed under the terms of contracts with customers, which are included in work-in-progress on long-term contracts.

     In connection with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing acquisitions, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on factors such as the probability of significant delays or failure of new development that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

     In estimating the fair value of in-process research and development for acquisitions, Alcatel may consider present value calculations of income, a project accomplishments and any remaining outstanding items, the overall contribution of the project as well as the project risks.

     The revenue projection Alcatel uses to value in-process research and development has been based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Net cash flows from such projects has been based on management's estimates of cost of sales, operating expenses and income taxes from such projects.

     The value assigned to purchased in-process research and development will be determined by discounting the net cash flows to their present value. The selection of the discount rate has been based on consideration of Alcatel's weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle. This value also has been adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

     If as of the date of an acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects has been immediately expensed at acquisition.

                            ALCATEL AND SUBSIDIARIES

(e)  INTANGIBLE ASSETS

     Goodwill is amortized using the straight-line method over a period, determined for each transaction, which does not exceed twenty years.

     Whenever events or changes in the market indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the carrying amount of such assets remains lower than their fair value.

     Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect of possible business strategies, such as restructuring plans of involved companies, on its future cash flows. If necessary, an exceptional amortization of these intangible assets and plant, property and equipment is accounted for to reduce their carrying amounts to the value, measured by discounted forecasted operating cash flow or market value, if any.

(f)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

     Industrial buildings, plant and equipment. buildings for industrial use.............   20 years
     - infrastructure and fixtures.......................................................   10-20 years
     - equipment and tools...............................................................   5-10 years
     - small equipment and tools.........................................................   3 years
     Buildings for administrative and commercial use.....................................   20-40 years

     Depreciation expense is determined using the straight-line method. Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

(g)  INVESTMENTS

     Investments are stated at the lower of historical cost (excluding reevaluations) or fair value (market value for investments in listed companies), assessed investment by investment according to their value in use for Alcatel.

(h)  LONG-TERM CONTRACTS

     Work-in-progress on long-term contracts is stated at production cost, excluding administrative and selling expenses and interest expense. Provisions are established to cover all foreseeable losses at completion. Sales and contract revenue are recognized on a percentage-of-completion basis.

(i)  INVENTORIES

     Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

(j)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise receivables from disposal of assets having a maturity of less than three months and which are liquid and transferable as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

                            ALCATEL AND SUBSIDIARIES

(k)  PENSION AND RETIREMENT OBLIGATIONS

     In accordance with the laws and practices of each country, the Group participates in employee benefit plans by offering early retirement benefits and special termination benefits.

     For defined benefit pension plans, in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined from January 1, 1999 as follows:

     -  using the Projected Unit Credit Method (with projected final salary);

     - recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

     The effect of the change as of January 1, 1999 between the reserves calculated in accordance with the above mentioned accounting rules and the reserves calculated according to local accounting standards has been recorded under the caption "other revenue (expense)" in the 1999 income statement.

(l)  RESERVES FOR RESTRUCTURING

     Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Group management and have been announced before approval of the financial statements. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked and retraining costs of terminated employees, shut-down of facilities and write-off of fixed assets, inventories and other assets.

(m) DEFERRED TAXATION

     Deferred income taxes are computed under the liability method for all timing differences arising between the tax bases of assets and liabilities and their reported amounts in the financial statements, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been enacted.

     Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings.

     Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

(n) NET SALES

     Net sales represent sales and revenues net of value added taxes (VAT).

     Revenues other than those related to long-term contracts are recognized upon shipments to customers which transfer risk and reward of ownership.

(o)  INCOME FROM OPERATIONS

     Income from operations includes research and development expenses (note 1(d)), pension costs and employee profit sharing (note 1(k)). Income from operations is calculated before financial income (loss) and complies with practices of many of the Group's competitors.

(p)  STRUCTURE OF CONSOLIDATED BALANCE SHEET AND STATEMENT OF CASH FLOWS

     Most of the Group's activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work-in-progress, accounts

                            ALCATEL AND SUBSIDIARIES
receivable) and trading liabilities (reserves for liabilities and charges, customers' deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year.

(q)  FINANCIAL INSTRUMENTS

     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

(r)  INTRODUCTION OF THE EURO

     Since January 1, 1999, the financial statements have been denominated in euros.

NOTE 2 -- CHANGES IN THE CONSOLIDATED COMPANIES

     The main changes for 2001 in the consolidated companies are as follows:

     - Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel's stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

     - In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at EURO 27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

     - In June 2001, Thomson Multimedia and Alcatel signed a memorandum of understanding for the transfer of Alcatel's DSL modem activity to Thomson Multimedia. This activity is no longer consolidated in Alcatel's accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in "other revenue (expense)".

     - In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was EURO 795 million, paid half in cash and half in Thales shares. After this transactioN, Alcatel's stake in Thales decreased from 25.29% to 20.03%.

     - Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to EURO 95 million. This company is consolidated from the end of September 2001.

     - In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

                            ALCATEL AND SUBSIDIARIES

     In order to make comparisons easier, the activity of Nexans is no longer consolidated and is accounted for under the equity method in the unaudited proforma income statement for 2000 listed below:

                                                                                      2000
                                                                           2001     PRO FORMA
                                                                        ---------   ---------
                                                                        (IN MILLIONS OF EUROS)
Net sales.............................................................     25,353      26,788
Cost of sales.........................................................    (19,074)    (18,220)
                                                                        ---------   ---------
GROSS PROFIT..........................................................      6,279       8,568
                                                                        ---------   ---------
Administrative and selling expenses...................................     (3,773)     (3,696)
R&D costs.............................................................     (2,867)     (2,790)
                                                                        ---------   ---------
INCOME FROM OPERATIONS................................................       (361)      2,082
                                                                        ---------   ---------
Financial income (loss)...............................................     (1,568)       (394)
Restructuring costs...................................................     (2,124)       (113)
Other revenue (expense)...............................................       (213)        623
                                                                        ---------   ---------
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND PURCHASED R&D.......     (4,266)      2,198
                                                                        ---------   ---------
Income tax............................................................      1,261        (465)
Share in net income of equity affiliates..............................        (16)        172
                                                                        ---------   ---------
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL...............     (3,021)      1,905
                                                                        ---------   ---------
Amortization of goodwill..............................................     (1,933)       (562)
Purchased R&D.........................................................         (4)        (21)
Minority interests....................................................         (5)          2
                                                                        ---------   ---------
NET INCOME............................................................     (4,963)      1,324
                                                                        ---------   ---------
ORDINARY SHARES (A)*
BASIC EARNINGS PER SHARE (IN EUROS)...................................      (4.33)       1.25
DILUTED EARNINGS PER SHARE (IN EUROS).................................      (4.33)       1.20
                                                                        ---------   ---------
ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)**
BASIC EARNINGS PER SHARE (IN EUROS)...................................      (1.47)       0.14
DILUTED EARNINGS PER SHARE (IN EUROS).................................      (1.47)       0.14
                                                                        ---------   ---------

----------
* Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders' meeting held on May 16, 2000.

** For 2000, net income has been taken into account from October 20, 2000, the issuance date of the class O shares.

     The main changes for 2000 in the consolidated companies are as follows:

     - In February 2000, Alcatel entered into an agreement to acquire Newbridge Networks Corporation, a leading company in ATM (Asynchronous Transfer
        Mode) and WAN (Wide Area Network) markets with yearly sales of approximately USD 1.3 billion. The stock-for-stock transaction based on a 0.81 Alcatel class A ADS (American Depositary Share) for one Newbridge share was completed in May 2000. To facilitate a deferral of Canadian income tax for Canadian shareholders of Newbridge, part of the Newbridge shares (around 35%) were converted into exchangeable securities that are redeemable for Alcatel class A ADSs for a period not to exceed five years from the closing of the transaction. The total issuance of Alcatel securities (at the end of 5 years), based on a quoted Alcatel class A share price of EURO 50.16, will represent 150,093,978 shares. This company, renamEd Alcatel Networks Corporation, has been consolidated since June 1, 2000.

                            ALCATEL AND SUBSIDIARIES

     - At the beginning of August 2000, Alcatel Optronics acquired Innovative Fibers, a Canadian company, involved in opto-electronic components for telecommunications systems, for USD 175 million. This company has been consolidated since August 2000.

     - At the beginning of September 2000, Alcatel and Fujitsu Ltd finalized agreements for the founding of Evolium Holding SAS, headquartered in Velizy (France), a joint company created for the development of future-generation mobile communications network systems. Alcatel and Fujitsu respectively hold 66% and 34% of the shares in the new company which Alcatel has accounted for by proportionate consolidation since October 1, 2000.

     - In October 2000, Alcatel completed its acquisition of Tele Danmark's marine division. Through this acquisition, Alcatel reinforced its marine capabilities for submarine networks by managing five cable vessels. This acquisition has been consolidated since October 2000.

NOTE 3 -- CHANGE IN ACCOUNTING PRINCIPLES

     On June 22, 1999, the French Ministry of the Economy, Finance and Industry approved Regulation No. 99-02, "New principles and methodology relative to consolidated financial statements" proposed by the "Comite de Reglementation Comptable", the French governmental agency responsible for setting accounting standards. Alcatel has elected to apply these new standards as of January 1, 1999. The effect of this change is treated like a change in accounting principles and therefore accounted for as an increase in shareholders' equity in the opening balance of 1999 ( EURO 893 million). These new standards impact Alcatel's financial statements in four principal ways:

     - Adoption of "pooling of interests" accounting for stock-for-stock business combinations provided for in paragraph 215 of the "New principles and accounting methodology relative to consolidated financial statements" for DSC Communications Corporation acquisition, which was accounted under the purchase accounting method previously: impact of EURO (110) million in equity at tHe opening, an increase of EURO 36 million in the 1999 income from operations and an increase of EURO 4 million of the amortizAtion of goodwill in 1999 (pre-existing goodwill in the DSC's balance sheet at the acquisition date).

     - Under the new method, goodwill may not be charged to shareholders' equity. Consequently, such goodwills have been reinstated (acquisition of 12.6% of Alcatel SEL and 30% Alcatel NV in 1992). Mergers accounted for on a carryover basis will be accounted for based upon the fair value of merged businesses (concerns mainly the merger of Alcatel and CFA in 1989). In addition, the debt incurred for the acquisition of 30% of Alcatel NV in 1992 has been discounted to reflect its fair value when incurred. The effect of the restatements of these transactions amounted to an increase of EURO 565 million in shareholders' equity and An increase of EURO 48 million of amortization of goodwill for 1999.

     - The Thomson-CSF transactions have been restated with the main effect of reflecting the exchange of assets on the basis of fair value rather than on a carryover basis. The effect of the change is an increase of EURO 438 million in shareholders' equity aNd an increase of EURO 30 million of amortization of goodwill for 1999.

     - In addition, the portion of the acquisition price of the acquired American companies paid in cash (Packet Engines Corporation acquired at the end of 1998, consolidated as of January 1, 1999; Assured Access Technology; Xylan Corporation; Internet Devices, Inc.) corresponding to purchased research and development projects is immediately recorded as expenses. The effect has been EURO (329) million presented under the caption "purchased R&D relative to acquisitions" (see note 1(d)) and a corresponding EURO (12) million of amortization of goodwill for 1999.

                            ALCATEL AND SUBSIDIARIES

NOTE 4 -- INFORMATION BY BUSINESS SEGMENT AND BY GEOGRAPHICAL AREA

(a)  INFORMATION BY BUSINESS SEGMENT

     The tables below break down information by business segment that takes into account the new organization effective since the second half of 2000, as well as the disposal of Nexans:

     - Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

     - Optics: terrestrial and submarine transmission, optronics, optical fiber.

     -  E-business: PBX, corporate networking.

     - Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

     - Other: includes miscellaneous businesses outside Alcatel's core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

     The new organization takes into account the following changes that occurred in 2000:

     - the Satellites activities were transferred from the Internet and Optic segment, which was renamed Optics segment, to the Space and Components segment,

     -  the Telecom Components segment was redistributed as follows:

        - the optical fiber activities and submarine cables were transferred to the Optics segment,

        - the components activities were transferred to the Space and Components segment,

        - the telecom copper cables activities and network and data cables are part of the activities of Nexans, listed on the Euronext since June 2001.

     - The energy cable segment (except batteries which are transferred to the Space and Components segment) are part of the activities of Nexans, listed on the Euronext since June 2001.

     -  Enterprise and Consumer segment was renamed e-business.

     The information has been restated for 2000 and 1999 to take into account this new segmentation. Information related to Nexans has been also restated.

                            ALCATEL AND SUBSIDIARIES

     Each reporting segment follows the same accounting policies used for Alcatel's consolidated financial statements, which are described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using "income from operations".

                                                CARRIER                                            SPACE AND      TOTAL
                                               NETWORKING     OPTICS     E-BUSINESS   COMPONENTS     OTHER        GROUP
                                               ----------   ----------   ----------   ----------   ----------   ----------
                                                              (IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF STAFF)
2001
Sales
  segments .................................       11,478        7,540        3,488        3,684            8       26,198
  between segments .........................         (151)        (105)         (54)        (535)          --         (845)
                                               ----------   ----------   ----------   ----------   ----------   ----------
NET SALES ..................................       11,327        7,435        3,434        3,149            8       25,353
                                               ----------   ----------   ----------   ----------   ----------   ----------
INCOME FROM OPERATIONS* ....................         (165)         145         (506)         155           10         (361)
                                               ----------   ----------   ----------   ----------   ----------   ----------
DEPRECIATION OF PROPERTY, PLANT AND
  EQUIPMENT.................................          396          354          104          132            8          994
                                               ----------   ----------   ----------   ----------   ----------   ----------
APPROPRIATION RESERVES (CURRENT ASSETS
  AND ACCRUED CONTRACT COSTS)...............           (6)         423           22           13          (88)         364
                                               ----------   ----------   ----------   ----------   ----------   ----------
CAPITAL EXPENDITURES........................          332          901           65          176            2        1,476
                                               ----------   ----------   ----------   ----------   ----------   ----------
Property, plant and equipment...............        1,236        2,051          175          696           44        4,202
Inventories and work in progress............        1,874        2,061          244          501           --        4,680
Other current assets from operations (a)....        3,768        2,622          819        1,291          102        8,602
                                               ----------   ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS FROM OPERATIONS................        6,878        6,734        1,238        2,488          146       17,484
                                               ----------   ----------   ----------   ----------   ----------   ----------
Staff.......................................       45,444       19,936       14,148       19,074          712       99,314
                                               ----------   ----------   ----------   ----------   ----------   ----------

----------
* For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line "other revenue (expense)" (Note 6).

(a) Total current assets from operations for reportable segments ..   8,865
    Eliminations of inter-segment operations ......................    (263)
                                                                     ------
    Total consolidated trade receivables and advances .............   8,602

2000 RESTATED
Sales
    segments................................       11,761        7,110        4,827        3,793           61       27,552
    between segments........................          (17)        (108)         (15)        (599)         (25)        (764)
                                               ----------   ----------   ----------   ----------   ----------   ----------
NET SALES...................................       11,744        7,002        4,812        3,194           36       26,788
                                               ----------   ----------   ----------   ----------   ----------   ----------
INCOME FROM OPERATIONS......................          809          856          110          269*          38        2,082
                                               ----------   ----------   ----------   ----------   ----------   ----------
DEPRECIATION OF PROPERTY, PLANT AND
  EQUIPMENT.................................          361          257          111          154           14          897
                                               ----------   ----------   ----------   ----------   ----------   ----------
APPROPRIATION RESERVES (CURRENT ASSETS AND
  ACCRUED CONTRACT COSTS)...................          203            2          184          (70)          --          319
                                               ----------   ----------   ----------   ----------   ----------   ----------
CAPITAL EXPENDITURES........................          395          599          165          189           14        1,362
                                               ----------   ----------   ----------   ----------   ----------   ----------
Property, plant and equipment...............        1,247        1,309          374          792          115        3,837
Inventories and work in progress............        2,996        2,374          827          515           --        6,712
Other current assets from operations (a)....        4,064        3,270        1,020        1,606          121       10,081
                                               ----------   ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS FROM OPERATIONS................        8,307        6,953        2,221        2,913          236       20,630
                                               ----------   ----------   ----------   ----------   ----------   ----------
Staff.......................................       49,988       22,432       16,255       24,040          697      113,412
                                               ----------   ----------   ----------   ----------   ----------   ----------

----------
* For 2000, due to its unusual amount, the reserve on receivable (EURO 25 million) from Globalstar has been classified under the line "other income and expenses".

(a) Total current assets from operations for reportable segments ..   10,081
    Nexans' operational assets ....................................    1,012
                                                                     -------
    Eliminations of inter-segment operations ......................     (304)
                                                                     -------
    Total consolidated trade receivables and advances .............   10,789

                            ALCATEL AND SUBSIDIARIES

1999 RESTATED
Sales
    segments......................................................     7,460      5,023      3,625      3,311         61     19,280
    between segments..............................................       (21)       (20)       (25)      (411)       (33)      (510)
                                                                      ------     ------     ------     ------        ---     ------
NET SALES.........................................................     7,439      5,003      3,600       2900         28     18,970
                                                                      ------     ------     ------     ------        ---     ------
INCOME FROM OPERATIONS............................................       294        614         35        188          6      1,137
                                                                      ------     ------     ------     ------        ---     ------
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT.....................       254        173        121        146         15        709
                                                                      ------     ------     ------     ------        ---     ------
APPROPRIATION RESERVES (CURRENT ASSETS AND ACCRUED
  CONTRACT COSTS).................................................        NA         NA         NA         NA         NA         NA
                                                                      ------     ------     ------     ------        ---     ------
CAPITAL EXPENDITURES..............................................       259        265        147        197         10        878
                                                                      ------     ------     ------     ------        ---     ------
Property, plant and equipment.....................................     1,076        786        315        770         83      3,030
Inventories and work in progress(a)..............................      1,242      1,174        531        394         (3)     3,338
Other current assets from operations..............................     3,102      2,312      1,113      1,401        116      8,044
                                                                      ------     ------     ------     ------        ---     ------
TOTAL ASSETS FROM OPERATIONS......................................     5,420      4,272      1,959      2,565        196     14,412
                                                                      ------     ------     ------     ------        ---     ------
Staff.............................................................    41,877     18,729     15,389     20,584        704     97,283
                                                                      ======     ======     ======     ======        ===     ======

----------

(a) Total current assets from operations for reportable segments                8,044
    Nexans' operational assets                                                    856
                                                                               ------
    Eliminations of inter-segment operations                                     (243)
                                                                               ------
    Total consolidated trade receivables and advances                           8,657

(b)  INFORMATION BY GEOGRAPHICAL SEGMENT

                                                                                     UNITED
                                                                REST OF             STATES OF     REST OF   CONSOLI-
                                         FRANCE     GERMANY     EUROPE      ASIA     AMERICA       WORLD      DATED
                                        --------    --------   --------   --------  ---------    --------   --------
                                                      (IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF STAFF)
2001
NET SALES
-- by subsidiary location ..........       7,744       2,645      5,562      1,875      5,028       2,499     25,353
-- by geographical market ..........       3,981       2,084      6,746      3,396      4,930       4,216     25,353
Income from operations .............        (239)        244         65         90       (594)         73       (361)
Property, plant and equipment, net..       1,187         371      1,218         88      1,041         297      4,202
Total Assets .......................      16,960       1,782      8,272      1,404      5,588       2,543     36,549
Staff ..............................      31,123      13,050     28,286      5,090     11,491      10,274     99,314

2000 RESTATED
NET SALES
-- by subsidiary location ..........       8,939       2,023      5,869        907      6,424       2,626     26,788
-- by geographical market ..........       3,784       2,063      7,828      2,132      6,192       4,789     26,788
Income from operations .............         614         133        661         93        421         160      2,082
Property, plant and equipment, net..       1,081         346        904         85      1,054         367      3,837
Total Assets .......................      15,760       1,915      9,423      1,069      8,020       3,441     39,628
Staff ..............................      33,095      13,845     30,080      4,691     17,298      14,403    113,412

1999 RESTATED*
NET SALES
-- by subsidiary location ..........       5,585       1,826      5,586        708      3,281       1,984     18,970
-- by geographical market ..........       2,906       1,480      6,638      1,613      3,662       2,671     18,970
Income from operations .............         208          28        375        103        245         178      1,137
Property, plant and equipment, net..         846         326        746         72        797         243      3,030
Total Assets .......................          NA          NA         NA         NA         NA          NA         NA
Staff ..............................      31,272      13,176     27,339      4,003     14,332       7,161     97,283

----------
* Restatements identical to those for information by business segment. The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

                            ALCATEL AND SUBSIDIARIES

NOTE 5 -- FINANCIAL INCOME (LOSS)

                                                       2001      2000      1999
                                                     --------  --------  --------
                                                       (IN MILLIONS OF EUROS)
Net interest (expense) income.....................       (278)     (235)     (114)
Dividends.........................................         47        37        40
Provision for depreciation of investments (a).....     (1,228)     (175)       (3)
Net exchange gain (loss)..........................       (118)      (51)      (56)
Financial component of the pension costs..........        (61)      (33)      (38)
Other financial items (net).......................         70        22       (10)
                                                     --------  --------  --------
NET FINANCIAL INCOME (LOSS).......................     (1,568)     (435)     (181)
                                                     ========  ========  ========

----------
(a) Of which EURO (80) million and EURO (114) million represent depreciation of the assets held relating to Globalstar's activities for 2001 and 2000 respectively. In 2001, Alcatel created reserves of EURO (171) million to cover guarantees and customer credits and EURO (820) million for financial investments.

NOTE 6 -- OTHER REVENUE (EXPENSE)

                                                       2001      2000      1999
                                                     --------  --------  --------
                                                        (IN MILLIONS OF EUROS)
Net capital gains on disposal of fixed assets*....        943       914       785
Other (net)**.....................................     (1,156)     (291)      140
                                                     --------  --------  --------
TOTAL.............................................       (213)      623       925
                                                     ========  ========  ========

----------
*  of which:  for 2001: EURO (637) million related to the sale of the stock of
              Nexans; EURO 1,122 million related to the disposal of Alstom shares; EURO 396 million related to the disposal of Vivendi, Societe Generale, Thales and Thomson Multimedia shares; EURO 71 million related to the disposal of Thales shares in exchange for 49% of Alcatel Space; EURO 56 million related to the disposal of a 2.23% stake in Areva (composed of CEA Industrie, Cogema and Framatome) that had been received in exchange for Alcatel's 8.44% stake in Framatome; EURO (106) million related to unrealized capital losses of which EURO (55) million related to publicly traded securities owned by Alcatel Networks Corporation and EURO
              (51) million related to Nexans securities.

              for 2000: EURO 132 million related to the disposal of Abatis shares, EURO 714 million related to the disposal of Vivendi and Societe Generale shares, EURO 60 million related to unrealized capital losses regarding publicly traded securities owned by Alcatel Networks Corporation.

              for 1999: EURO 435 million related to the disposal of Vivendi and Societe Generale shares and EURO 386 million related to the disposal of the major part of Alcatel's stake in Framatome in December 1999.

** of which:  for 2001: the EURO (1,156) million of other expenses net included:
              EURO (190) million of receivables depreciation; EURO (417) million of non recurring expenses linked to contracts that were cancelled, of which EURO (134) million represented the cancellation of foreign exchange hedging contracts; EURO (437) million of costs related to operations to be discontinued. Moreover, the EURO (1,156) million of other expenses net included EURO (576) million of exceptional depreciation of operational assets, EURO (63) million on the modem DSL activity and EURO (82) million of exceptional write-off on acquired technologies.

              for 2000: EURO (224) million related to the shut down of the LMDS platform in Canada and stay bonus payments made to former Newbridge officers.

              for 1999: EURO 75 million resulting from the change in pension evaluation method linked to the adoption of new accounting standards as of January 1, 1999 (note 1(k)), EURO 77 million related to the conversion of Vivendi's convertible bonds, and EURO
              (8) million relating to the activities brought to the new company created with Thomson Multimedia since July 1, 1999 (see note 2).

                            ALCATEL AND SUBSIDIARIES

NOTE 7 -- INCOME TAX

(a)  ANALYSIS OF INCOME TAX (BENEFIT) CHARGE

                                                       2001      2000      1999
                                                     --------  --------  --------
                                                        (IN MILLIONS OF EUROS)
Current income tax charge.........................        151       638       419
Deferred income tax charge (credit), net..........     (1,412)     (141)      (51)
                                                     --------  --------  --------
INCOME TAX (BENEFIT) CHARGE.......................     (1,261)      497       368
                                                     ========  ========  ========

Geographical origin:

                                                       2001      2000      1999
                                                     --------  --------  --------
                                                        (IN MILLIONS OF EUROS)
France............................................        (13)      338       200
Foreign...........................................        164       300       219
                                                     --------  --------  --------
CURRENT INCOME TAX................................        151       638       419
                                                     --------  --------  --------
France............................................       (676)      (69)       25
Foreign...........................................       (736)      (72)      (76)
                                                     --------  --------  --------
DEFERRED INCOME TAX...............................     (1,412)     (141)      (51)
                                                     --------  --------  --------
INCOME TAX........................................     (1,261)      497       368
France............................................       (853)    1,016       870
Foreign...........................................     (5,346)      704       298
                                                     --------  --------  --------
INCOME BEFORE TAX (AFTER
  AMORTIZATION OF GOODWILL)                            (6,199)    1,720     1,168
                                                     ========  ========  ========

(b)  EFFECTIVE INCOME TAX RATE

     The effective income tax rate can be analyzed as follows:

                                                       2001         2000         1999
                                                     --------     --------     --------
                                                     (IN MILLIONS OF EUROS, EXCEPT FOR
                                                                PERCENTAGES)
INCOME BEFORE TAXES, SHARE IN NET INCOME OF
  EQUITY AFFILIATES, AMORTIZATION OF GOODWILL
  AND PURCHASED R&D...............................     (4,266)       2,296        1,639
AVERAGE INCOME TAX RATE...........................       34.7%        34.4%        34.2%
                                                     --------     --------     --------
EXPECTED TAX......................................     (1,480)         790          560
                                                     --------     --------     --------
Impact of:
-- reduced taxation of certain revenues*..........        (92)        (160)         (87)
-- (utilization) creation of tax loss carry
  forwards........................................        388         (253)        (175)
-- tax credits....................................        (33)        (105)         (76)
-- other permanent differences....................        (44)         225          146
                                                     --------     --------     --------
ACTUAL INCOME TAX (BENEFIT) CHARGE................     (1,261)         497          368
                                                     --------     --------     --------
EFFECTIVE TAX RATE................................       29.6%        21.6%        22.5%
                                                     ========     ========     ========

----------
* Primarily capital gains.

     Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income before taxes.

                            ALCATEL AND SUBSIDIARIES

(c)  DEFERRED TAX BALANCES

     Deferred tax (liabilities) assets are included in the following captions of the consolidated balance sheet:

                                                       2001      2000      1999
                                                     --------  --------  --------
                                                        (IN MILLIONS OF EUROS)
Other accounts receivable
-- current assets.................................      1,473       841       639
-- non-current assets.............................      1,626       880       470
                                                     --------  --------  --------
TOTAL DEFERRED TAX ASSETS*........................      3,099     1,721     1,109
                                                     --------  --------  --------
Other payables
-- current liabilities............................       (367)     (154)     (132)
-- non-current liabilities........................       (162)     (418)     (369)
                                                     --------  --------  --------
TOTAL DEFERRED TAX LIABILITIES*...................       (529)     (572)     (501)
                                                     --------  --------  --------
NET DEFERRED TAX (LIABILITIES) ASSETS.............      2,570     1,149       608
                                                     ========  ========  ========

----------
* See notes 16 and 26.

     Non-current deferred tax assets primarily relate to accrued pension and retirement obligations and other non-tax deductible reserves and tax losses carried forward. Current deferred tax assets are recognized in companies which plan to incur a tax charge in the future.

     The deferred taxes which are not recognized because of their uncertain recovery, amount to EURO 2,488 million, EURO 2,423 million and EURO 2,513 million at December 31, 2001, 2000 and 1999 respectively.

     For the first time in the third quarter 2001, Alcatel Italia Spa accounted for a deferred tax asset of EURO 45 million.

(d)  TAX LOSSES CARRIED FORWARD

     Tax losses carried forward and not yet utilized represent a potential tax saving of EURO 2,986 million at December 31, 2001 (of EURO 2,018 million at December 31, 2000 and EURO 2,123 million at December 31, 1999).

     Tax losses carried forward expire as follows:

                                    AMOUNT
                                 ------------
                                 (IN MILLIONS
                                   OF EUROS)
YEARS
2002...........................           66
2003...........................           56
2004...........................           17
2005...........................           51
2006 and thereafter............        2,796
                                       -----
TOTAL                                  2,986
                                       =====

NOTE 8 -- EARNINGS PER SHARE

     The number of shares and share equivalents taken into account for basic earnings per share and diluted earnings per share are calculated in accordance with U.S. generally accepted accounting principles.

                            ALCATEL AND SUBSIDIARIES

     Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

     Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

     Basic and diluted earning per share are computed for each category of share:

     -- ordinary shares: class A

     -- Alcatel Optronics tracking shares: class O

     Earnings per class O share is computed by dividing the product of (i) earnings or losses of the Optronics Division and (ii) the percentage of economic interest in the Optronics Division, by the weighted average number of class O shares and share equivalents if any outstanding during the period. This average number was calculated for 2000 during the period beginning on the date on which the class O shares were issued and December 31, 2000.

     The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage amounted to 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

     Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest has been adjusted for 2001. The total number of notional O shares deemed outstanding increased:

     -- by the number of new O shares issued, i.e. 9,015,000 shares, and

     -- by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: EURO
        6.9060 and class A share: EURO 14.7750), i.e. 4,706,777 O share equivalents.

     After the transaction, the total number of notional O shares deemed outstanding represents 108,596,777 shares.

     The economic interest (the tracked percentage) for 2001 amounts to 23.5% (25,515,000 / 108,596,777). The non-tracked percentage for 2001 amounts to 76.5%.

     The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

     The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each year disclosed (the number of shares takes into account the five for one stock split, see note 19(a)):

                                                CLASS A SHARE                                       CLASS O SHARE
                           ----------------------------------------------------  -------------------------------------------------
                                 NET INCOME         NUMBER OF       PER SHARE         NET INCOME          NUMBER OF     PER SHARE
                           (IN MILLION OF EUROS)      SHARES          AMOUNT     (IN MILLION OF EUROS)     SHARES        AMOUNT
                           ---------------------  --------------  -------------  ---------------------  --------------  ----------
2001
Basic earnings per share..                (4,935)  1,139,218,457  EURO    (4.33)                   (28)   18,924,581    EURO (1.47)
Stock option plans........                    --              --             --                     --            --            --
                           ---------------------  --------------  -------------  ---------------------  --------------  ----------
DILUTED EARNINGS PER
  SHARE..................                 (4,935)  1,139,218,457  EURO    (4.33)                   (28)   18,924,581    EURO (1.47)
                           =====================  ==============  =============  =====================  ==============  ==========

                            ALCATEL AND SUBSIDIARIES

Class A share:

     Consolidated subsidiaries owned 1,139,218,457 shares and no share equivalents were taken into account in the earnings per share computation.

Class O share:

     Consolidated subsidiaries owned 18,924,581 shares and no share equivalents were taken into account in the earnings per share computation.

Potential shares:

     The number of outstanding subscription options as of December 31, 2001 amounted to 101,907,539 for class A shares and 1,033,400 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

                                                CLASS A SHARE                                       CLASS O SHARE
                           ----------------------------------------------------  -------------------------------------------------
                                 NET INCOME         NUMBER OF       PER SHARE         NET INCOME*         NUMBER OF     PER SHARE
                           (IN MILLION OF EUROS)      SHARES          AMOUNT     (IN MILLION OF EUROS)     SHARES        AMOUNT
                           ---------------------  --------------  -------------  ---------------------  --------------  ----------
2000
Basic earnings per share...                1,322   1,060,584,401  EURO     1.25                      2      16,500,000  EURO  0.14
Stock option plans.........                   --      41,311,987             --                     --              --          --
                           ---------------------  --------------  -------------  ---------------------  --------------  ----------
DILUTED EARNINGS PER
  SHARE....................                1,322   1,101,896,388  EURO     1.20                      2      16,500,000  EURO  0.14
                           =====================  ==============  =============  =====================  ==============  ==========

----------
* taken into account from October 20, 2000, the issuance date of the class O shares.

Class A share:

     The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 70,297,022 shares and no share equivalents were taken into account in the earnings per share computation.

                                                                CLASS A SHARE
                                           --------------------------------------------------
                                                 NET INCOME          NUMBER OF     PER SHARE
                                           (IN MILLIONS OF EUROS)     SHARES        AMOUNT
                                           ----------------------  ------------  ------------
1999
Basic earnings per share...............              644            922,660,435    EURO  0.70
Stock option plans.....................               --             12,549,155            --
                                                    ----           ------------  ------------
Diluted earnings per share.............              644            935,209,590    EURO  0.69
                                                    ====           ============  ============

Class A share:

     The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 72,150,555 shares and no share equivalents were taken into account in the earnings per share computation.

                            ALCATEL AND SUBSIDIARIES

NOTE 9 -- GOODWILL, NET

                                                     2001                      2000       1999
                                      ------------------------------------   --------   --------
                                       GROSS      CUMULATIVE
ACQUISITIONS                           VALUE      AMORTIZATION       NET        NET        NET
------------                          --------   --------------   --------   --------   --------
                                                         (IN MILLIONS OF EUROS)
CFA* ..............................      3,614            2,089      1,525      1,706      1,887
Telettra ..........................      1,703            1,237        466        508        550
Alcatel Cable .....................         --               --         --        299        319
"Optical fibers" and
"submarine" activities* ...........        328               98        230         --         --
Alcatel Submarine Networks Tel ....        980              793        187        201        217
Alcatel Network Systems Inc. ......        755              520        235        246        248
AEG Kabel .........................         --               --         --         90         97
Alcatel Space .....................      1,148              121      1,027        435        465
Thales (ex Thomson-CSF) ...........        427               84        343        769        756
Xylan / Packet Engines ............      1,684            1,074        610     1,1461      1,436
Assured Access ....................        341              341         --        295        294
Internet Devices ..................        155               55         --        136        143
Innovative Fibers .................        134               78         56        132         --
Other .............................      1,248              670        578        765        642
                                      --------   --------------   --------   --------   --------
TOTAL .............................     12,517            7,260      5,257      7,043      7,054
                                      ========   ==============   ========   ========   ========

----------
* The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation's subsidiaries in the 1990s. Due to the historical nature of these transactions, the goodwill is only allocated to the Telecom's activities.

     The acquisitions of the U.S. company, Genesys, in January 2000, of the Canadian company, Newbridge, in May 2000 and of the U.K. company, Kymata, in September 2001 were financed with a capital increase and in accordance with paragraph 215 of the "New principles and methodology relative to consolidated financial statements", the differences between the net value of the intangible assets and liabilities and the acquisition share prices ( EURO 1,688 million, EURO 7,367 million and EURO 76 million respectively) were charged to equity.

     The Alcatel Cable goodwill has been allocated partly to Nexans for which there was a public offering and to the "optical fibers" and "submarine" activities retained by Alcatel.

     Goodwill of EURO 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the 49% stake in Alcatel Space held by Thales. The disposal of Thales shares in payment of the buy-back of the minority interest in Alcatel Space implied a reduction of the gross value of the goodwill on Thales of EURO 305 million.

     The disposal, in November 2001, of 7 million Thales shares implied a decrease of the goodwill of EURO 126 million.

     An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices (EURO 848 million, EURO 297 million and EURO 136 million respectively).

     An exceptional write-off of goodwill of EURO 70 million was booked during the fourth quarter 2001 relating to the goodwill of Innovative Fiber.

                            ALCATEL AND SUBSIDIARIES

NOTE 10 -- OTHER INTANGIBLE ASSETS, NET

(a)  CHANGES IN OTHER INTANGIBLE ASSETS

                                                     GROSS VALUE
                                      ------------------------------------------
                                      SPECIFIC SOFTWARE *    OTHER **     TOTAL
                                      -------------------    --------    -------
                                                 (IN MILLIONS OF EUROS)
DECEMBER 31, 1998..................           491                 337        827
                                            =====                 ===      =====
Additions..........................           172                  22        194
Disposals..........................           (79)                 (1)       (80)
Other movements....................            37                 (94)       (57)
                                            -----                 ---      -----
DECEMBER 31, 1999..................           621                 264        885
                                            =====                 ===      =====
Additions..........................           213                  21        234
Disposals..........................           (73)                 (9)       (82)
Other movements....................           245                  64        309
                                            -----                 ---      -----
DECEMBER 31, 2000..................         1,006                 340      1,346
                                            =====                 ===      =====
Additions..........................           230                  44        274
Disposals..........................          (128)                (20)      (148)
Other movements....................          (146)                (68)      (214)
                                            -----                 ---      -----
DECEMBER 31, 2001..................           962                 296      1,258
                                            =====                 ===      =====


(b) CHANGES IN ACCUMULATED DEPRECIATION OF OTHER INTANGIBLE ASSETS

                                               ACCUMULATED DEPRECIATION
                                      ------------------------------------------
                                      SPECIFIC SOFTWARE *    OTHER **     TOTAL
                                      -------------------    --------    -------
                                                 (IN MILLIONS OF EUROS)
DECEMBER 31, 1998..................           318                  98        416
                                            =====                 ===      =====
Depreciation charge................           176                  33        209
Write-backs***.....................           (79)                 (1)       (80)
Other movements....................            23                   4         27
                                            -----                 ---      -----
DECEMBER 31, 1999..................           438                 134        572
                                            =====                 ===      =====
Depreciation charge................           149                  33        182
Write-backs***.....................           (72)                 (8)       (80)
Other movements....................           145                  23        168
                                            -----                 ---      -----
DECEMBER 31, 2000..................           660                 182        842
                                            =====                 ===      =====
Depreciation charge................           162                 126        288
Write-backs***.....................          (124)                (17)      (141)
Other movements....................          (134)                (69)      (203)
                                            -----                 ---      -----
DECEMBER 31, 2001..................           564                 222        786
                                            =====                 ===      =====

----------
* This primarily includes expenditures on public switching software developed by Alcatel subsidiaries.

** As a result of the application of the new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method (see note
    3)), these acquired technologies have been eliminated from the other intangible assets (gross value EURO 226 million and EURO 10 million in amortization).

*** Write-backs represent the accumulated depreciation of fixed assets which have been sold.

                            ALCATEL AND SUBSIDIARIES

NOTE 11 -- PROPERTY, PLANT AND EQUIPMENT

(a)  CHANGE IN PROPERTY, PLANT AND EQUIPMENT

                                                                    GROSS VALUE
                                           -----------------------------------------------------------
                                                                      PLANT
                                                                    EQUIPMENT
                                             LAND      BUILDINGS     AND TOOLS     OTHER       TOTAL
                                           -------    ----------    ----------    --------    --------
                                                               (IN MILLIONS OF EUROS)
DECEMBER 31, 1998.......................       304         2,465         5,206       1,842       9,817
                                           =======    ==========    ==========    ========    ========
Additions...............................         2            85           503         438       1,028
Disposals...............................       (23)         (128)         (324)       (195)       (670)
Other movements.........................         3            95           422        (294)        226
                                           -------    ----------    ----------    --------    --------
DECEMBER 31, 1999.......................       286         2,517         5,807       1,791      10,401
                                           =======    ==========    ==========    ========    ========
Additions...............................         4           153           712         731       1,600
Disposals...............................       (32)         (111)         (416)       (158)       (717)
Other movements.........................        (9)          257           808        (399)        657
                                           -------    ----------    ----------    --------    --------
DECEMBER 31, 2000.......................       249         2,816         6,911       1,965      11,941
                                           =======    ==========    ==========    ========    ========
Additions...............................         5           152           684         633       1,474
Disposals...............................       (30)         (133)         (412)       (139)       (714)
Other movements.........................       (35)         (598)       (1,565)       (805)     (3,003)
                                           -------    ----------    ----------    --------    --------
DECEMBER 31, 2001.......................       189         2,237         5,618       1,654       9,698
                                           =======    ==========    ==========    ========    ========

     Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 5% of the Group's total property, plant and equipment.

(b) CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

                                                            ACCUMULATED DEPRECIATION
                                           -----------------------------------------------------------
                                                                      PLANT
                                                                    EQUIPMENT
                                             LAND      BUILDINGS     AND TOOLS     OTHER       TOTAL
                                           -------    ----------    ----------    --------    --------
                                                             (IN MILLIONS OF EUROS)
DECEMBER 31, 1998.......................        16         1,209         3,723       1,239       6,188
                                               ===         =====        ======       =====      ======
Depreciation charge.....................         2           120           556         162         840
Write-backs*............................        (1)          (88)         (289)       (183)       (561)
Other movements.........................        21            28           147         (84)        112
                                               ---         -----        ------       -----      ------
DECEMBER 31, 1999.......................        38         1,269         4,137       1,134       6,578
                                               ===         =====        ======       =====      ======
Depreciation charge.....................         3           136           728         161       1,028
Write-backs*............................        (7)          (89)         (374)       (136)       (606)
Other movements ........................         8           145           166         (36)        283
                                               ---         -----        ------       -----      ------
DECEMBER 31, 2000.......................        42         1,461         4,657       1,123       7,283
                                               ===         =====        ======       =====      ======
Depreciation charge.....................         2           129           728         135         994
Write-backs*............................        (6)          (92)         (363)       (117)       (578)
Other movements.........................       (27)         (488)       (1,407)       (281)     (2,203)
                                               ---         -----        ------       -----      ------
DECEMBER 31, 2001.......................        11         1,010         3,615         860       5,496
                                               ===         =====        ======       =====      ======

----------
* Write-backs represent the accumulated depreciation of fixed assets which have been sold.

                            ALCATEL AND SUBSIDIARIES

(c)  LEASES AND RENTALS

     Future rentals under capital leases at December 31, 2001:

                                                             AMOUNT
                                                     ----------------------
                                                     (IN MILLIONS OF EUROS)
MATURITY DATE
2002 ..............................................             16
2003 ..............................................             20
2004 ..............................................             17
2005 ..............................................             17
2006 ..............................................             17
2007 and thereafter ...............................             18
                                                               ---
CAPITAL LEASE OBLIGATIONS .........................            105
                                                               ---
Interest ..........................................              8
                                                               ---
TOTAL FUTURE RENTALS ..............................            113
                                                               ===

     Rental expenses for operating leases for the years ended December 31:

                                            2001      2000      1999
                                           ------    ------    ------
                                             (IN MILLIONS OF EUROS)
Minimum rentals ........................      173       442       203
Contingent rentals .....................       23        12        12
Sublease rentals .......................       (4)      (14)       (9)
                                           ------    ------    ------
TOTAL ..................................      192       440       206
                                           ======    ======    ======

NOTE 12 -- SHARE IN NET ASSETS OF EQUITY AFFILIATES

(a)  EQUITY AT DECEMBER 31:

                                            2001     2000     1999     2001     2000      1999
                                           ------   ------   ------   ------   ------    ------
                                              (PERCENTAGE OWNED)        (IN MILLIONS OF EUROS)
Shanghai Bell...........................     31.7     31.7     31.7      233      256       227
Alstom*.................................       --     24.0     24.0       --      226       159
Altech..................................     40.0     40.0     40.0       10       20        26
Thales (ex Thomson-CSF)**...............     15.8     25.3     25.3      292      445       457
Skybridge...............................     49.9     49.9     49.9        3        5         9
Tesam...................................     49.0     49.0     49.0       --       (6)       24
Europe Star***..........................       --     51.0     51.0       --       62        11
Atlinks.................................     50.0     50.0     50.0       51       61        67
Nexans****..............................     20.0       --       --       84       --        --
Other (less than EURO 38 million).......       --       --       --      126       83        65
                                                                      ------   ------    ------
TOTAL                                                                    799    1,152     1,045
                                                                      ======   ======    ======

----------
* Further to the disposal described in note 2, Alstom is no longer consolidated as of January 1, 2001 and Alcatel no longer has any ownership in Alstom.

** Further to the transactions described in note 2, Alcatel's stake in Thales decreased from 25.29% to 20.03% in July 2001 and to 15.83% in November 2001.

***  Europe Star is accounted for under proportionate consolidation for 2001.

**** Following the initial public offering for Nexans described in note 2, Nexans is accounted for under the equity method as of January 1, 2001.

                            ALCATEL AND SUBSIDIARIES

(b) INFORMATION ON EQUITY AFFILIATES

     Summarized financial information for Alstom at September 30 (interim financial statements):

                                                                1999/2000     1998/1999
                                                               -----------   -----------
                                                                 (IN MILLIONS OF EUROS)
BALANCE SHEET DATA
Fixed assets................................................        10,101         6,540
Current assets..............................................        20,668        20,362
                                                                   -------       -------
TOTAL ASSETS................................................        30,769        26,902
                                                                   =======       =======
Shareholders' equity........................................         2,012         1,752
Minority interest...........................................         5,217            40
Net financial debt..........................................            48         4,569
Reserves and other liabilities..............................        23,492        20,541
                                                                   -------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................        30,769        26,902
                                                                   =======       =======
INCOME STATEMENT DATA*
Net sales...................................................        10,651         7,531
Income from operations......................................           447           365
Net income..................................................           103           227
                                                                   =======       =======

----------
*  Six month period ended September 30.

     Summarized financial information for Thales at and for years ended December 31:

                                                       2001        2000        1999
                                                     --------    --------    --------
                                                          (IN MILLIONS OF EUROS)
BALANCE SHEET DATA
Fixed assets......................................      5,114       5,170       2,985
Current assets....................................     14,237      12,139       8,121
                                                     --------    --------    --------
TOTAL ASSETS......................................     19,351      17,309      11,106
                                                     ========    ========    ========
Shareholders' equity..............................      2,146       2,425       2,367
Minority interests................................         28           7          12
Financial debt....................................      3,317       3,243         471
Reserves and other liabilities....................     13,860      11,634       8,256
                                                     --------    --------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........     19,351      17,309      11,106
                                                     ========    ========    ========
INCOME STATEMENT DATA
Net sales.........................................     10,268       8,580       6,890
Income from operations............................        667         561         390
Net income........................................     (366,2)        201         275
                                                     ========    ========    ========

                            ALCATEL AND SUBSIDIARIES

     Summarized financial information for Nexans at December 31:

                                                                  2001*         2000**
                                                               -----------   -----------
                                                                     (IN MILLIONS OF
                                                                         EUROS)
BALANCE SHEET DATA
Fixed assets................................................         1,040           894
Current assets..............................................         1,908         1,998
                                                               -----------   -----------
TOTAL ASSETS................................................         2,948         2,892
                                                               ===========   ===========
Shareholders' equity........................................         1,096         1,111
Minority interests..........................................           104            49
Financial debt..............................................           348           205
Reserves and other liabilities..............................         1,400         1,527
                                                               -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................         2,948         2,892
                                                               ===========   ===========
INCOME STATEMENT DATA
Net sales...................................................         4,777         4,783
Income from operations......................................           139           169
Net income..................................................            30            75
                                                               ===========   ===========

----------
*   Preliminary financial statements approved by Nexans' board of directors.

**  Represents combined pro forma financial statements.

     100% financial information for other equity affiliates at and for years ended December 31:

                                                      2001      2000      1999
                                                     ------    ------    ------
                                                       (IN MILLIONS OF EUROS)
Total assets......................................    2,998     3,125     2,199
Shareholders' equity..............................    1,188     1,367       894
Net sales.........................................    1,526     3,400     1,139
Net income........................................      (69)     (104)      (17)

NOTE 13 -- OTHER INVESTMENTS AND MISCELLANEOUS, NET

AT DECEMBER 31:

                                                                       2001                    2000        1999
                                                        --------------------------------   ---------   ---------
                                                        AT COST   PROVISION    NET VALUE   NET VALUE   NET VALUE
                                                        -------   ---------    ---------   ---------   ---------
                                                                         (IN MILLIONS OF EUROS)
Investments in:
-- listed securities*.............................          460        (222)         238         979         995
-- unlisted securities............................          807        (394)         413         656         790
                                                          -----      ------        -----       -----       -----
TOTAL.............................................        1,267        (616)         651       1,635       1,785
                                                          =====      ======        =====       =====       =====
Electro Banque/ Customer loans and advances**.....          393          (9)         384         677         542
Other***..........................................        1,002        (868)         134       1,015         201
                                                          -----      ------        -----       -----       -----
TOTAL.............................................        2,662      (1,493)       1,169       3,327       2,528
                                                          =====      ======        =====       =====       =====

----------
*   Market value 2001: EURO 490 million
                 2000: EURO 2,033 million
                 1999: EURO 2,114 million

**  See note 25.

*** Of which a EURO 820 million reserve was created for 360 Networks securities at December 31, 2001.

                            ALCATEL AND SUBSIDIARIES

     Investments in listed companies at December 31, 2001:

                                                  %        NET    MARKET   SHAREHOLDERS'     NET
                                               INTEREST   VALUE    VALUE      EQUITY*      INCOME*
                                               --------   -----   ------   -------------   -------
                                                       (IN PERCENTAGE AND MILLIONS OF EUROS)
Loral**.....................................        2.8%     98       73           1,705    (1,673)
Thomson Multimedia..........................        3.6%     61      321           2,860       394
Other (less than EURO 30 million)...........                 79       96
                                                          -----   ------
TOTAL.......................................                238      490
                                                          =====   ======

----------
* Data at December 31, 2000 because at December 31, 2001, financial data is generally not published at the closing date of * Alcatel's financial statements.

**  Common and preferred shares.

NOTE 14 -- INVENTORIES AND WORK IN PROGRESS, NET

AT DECEMBER 31:

                                                       2001       2000       1999
                                                     --------   --------   --------
                                                         (IN MILLIONS OF EUROS)

Raw materials and goods...........................      2,242      3,351      1,605
Industrial work in progress.......................      1,233      1,815      1,114
Work in progress on long-term contracts...........        539        596        416
Finished products.................................      2,255      2,764      1,623
                                                     --------   --------   --------
GROSS VALUE.......................................      6,269      8,526      4,758
                                                     --------   --------   --------
VALUATION ALLOWANCE...............................     (1,588)    (1,111)      (798)
                                                     --------   --------   --------
NET VALUE.........................................      4,681      7,415      3,960
                                                     ========   ========   ========

NOTE 15 -- TRADE RECEIVABLES AND RELATED ACCOUNTS, NET

                                                       2001       2000       1999
                                                     --------   --------   --------
                                                         (IN MILLIONS OF EUROS)
Receivables on long-term contracts................      2,607      2,637      1,556
Receivables bearing interest......................        835        901        836
Other trade receivables...........................      5,591      7,706      6,643
                                                     --------   --------   --------
GROSS VALUE.......................................      9,033     11,244      9,035
                                                     --------   --------   --------
VALUATION ALLOWANCE...............................       (928)      (585)      (574)
                                                     --------   --------   --------
NET VALUE.........................................      8,105     10,659      8,461
                                                     ========   ========   ========

                            ALCATEL AND SUBSIDIARIES

NOTE 16 -- OTHER ACCOUNTS RECEIVABLE, NET

AT DECEMBER 31:

                                                       2001       2000       1999
                                                     --------   --------   --------
                                                        (IN MILLIONS OF EUROS)
Electro Banque / Customer loans and advances**....        276        255        584
Advances and progress payments....................        223        130        196
Prepaid taxes.....................................        612        497        487
Deferred taxes*...................................      3,099      1,721      1,109
Prepaid expenses..................................        234        432        210
Advances made to employees........................         35         64         33
Other accounts....................................      2,389      2,079        824
                                                     --------   --------   --------
GROSS VALUE.......................................      6,868      5,178      3,443
                                                     --------   --------   --------
VALUATION ALLOWANCE...............................        (17)       (18)       (16)
                                                     --------   --------   --------
NET VALUE.........................................      6,851      5,160      3,427
                                                     ========   ========   ========

----------

*   See note 7(c).

**  See note 25.

NOTE 17 -- MARKETABLE SECURITIES

     Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

     The market value of these securities was EURO 500 million at December 31, 2001 (EURO 444 million at December 31, 2000 and EURO 681 million at December 31,
1999).

NOTE 18 -- APPROPRIATION OF EARNINGS

     The Board of Directors has decided to propose at the shareholders' ordinary annual general meeting a dividend of EURO 0.16 per share on the 1,215,254,797 shares having the rights of A shares existing on January 1, 2001, giving rise to an aggregate distribution of EURO 194 million and EURO 0.10 per shares on the 25,515,000 class O shares, i.e. EURO 2.6 million (EURO 0.48 per share on the 1,212,210,685 shares having the rights of A shares existing on January 1, 2000, giving rise to an aggregate distribution of EURO 582 million and EURO 0.10 per share on the 16,500,000 class O shares, i.e. EURO 1.6 million and EURO 0.44 per share on the 1,033,160,100 class A shares having the rights of shares existing on January 1, 1999, giving rise to an aggregate distribution of EURO 455 million).

NOTE 19 -- SHAREHOLDERS' EQUITY

(a)  STOCK SPLIT BY 5

     The shareholders' meeting of May 16, 2000 approved the split of each former share of nominal value EURO 10 into five new shares of nominal value EURO 2, effective on May 22, 2000. Each class A ADS (American Deposit Share) listed in the U.S. on the New York Stock Exchange represents now one Alcatel class A share of nominal value EURO 2.

(b) CAPITAL INCREASE PROGRAM FOR EMPLOYEES WITH SUBSCRIPTION STOCK OPTIONS PLAN

     In the framework of a capital increase reserved for employees of the Group approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at the price of EURO 50 per share. Each share subscribed included the right to receive 3 options, each exercisable for one class A share. 275,778 options were

                            ALCATEL AND SUBSIDIARIES
granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a company of the Group whose registered office is located in France at the time the options were granted.

(c)  CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL:

     At December 31, 2001, the capital stock consisted of 1,215,254,797 class A shares of nominal value EURO 2 each and 25,515,000 class O shares of nominal value EURO 2 (1,212,210,685 class A shares of nominal value EURO 2 and 16,500,000 class O shares of nominal value EURO 2 at December 31, 2000 and 199,895,247 shares of nominal value EURO 10 each at December 31, 1999).

     During 2001, increases in capital stock and additional paid-in capital amounted to EURO 110 million. These increases relate to the following actions:

     -- issuance of 752,186 class A shares for EURO 10 million corresponding to the exercise of 752,186 options (additional paid-in capital: EURO 8 million),

     -- issuance of 91,926 class A shares relating to the capital increase devoted to employees for EURO 5 million (additional paid-in capital:
        EURO 4.4 million),

     -- acquisition of Kymata, in September 2001, which resulted in the issuance of 2,200,000 class A shares for EURO 33 million (additional paid-in capital: EURO 28 million) and the issuance of 9,000,000 class O shares for EURO 62 million (additional paid-in capital: EURO 44 million). In addition, of the 500,000 bonds redeemable for class O shares issued for this transaction by Deborah Acquisition Ltd (subsidiary of Alcatel) at the price of EURO 6.9060, 15,000 bonds have been subject to redemption for an equal amount of class O shares.

(d) STOCK OPTIONS:

     At December 31, 2001, stock option plans were as follows:

                                                         NUMBER OF      EXERCISE PERIOD (1)
                                           NUMBER OF      OPTIONS     -----------------------    EXERCISE
BOARD CREATING THE PLAN SHARE CLASS         OPTIONS     OUTSTANDING      FROM          TO         PRICE
-----------------------------------        ----------   -----------   ----------   ----------   ----------
SUBSCRIPTION OPTIONS
24.01.1996
Shares A................................    9,069,500     2,648,207   01.07.1998   31.12.2003   EURO 12.96
11.12.1996
Shares A................................      394,000       135,250   01.07.1998   31.12.2003   EURO 13.42
17.04.1997
Shares A................................    8,199,500     7,691,000   01.05.2002   31.12.2004   EURO 19.27
10.12.1997
Shares A................................      367,000       352,000   11.12.2002   31.12.2004   EURO 20.95
29.03.2000
Shares A................................   15,239,250    14,141,630   01.04.2003   31.12.2005
                                                                      01.04.2005   31.12.2007   EURO    48
29.03.2000
Shares A................................    8,905,804     8,735,736   01.07.2003   30.06.2004
                                                                      01.07.2005   30.06.2006   EURO    48
13.12.2000
Shares A................................    1,235,500     1,105,350   13.12.2003   31.12.2005
                                                                      13.12.2004   31.12.2006   EURO    65
13.12.2000
Shares O(2).............................      306,700       303,100   13.12.2001   12.12.2008
                                                                      13.12.2004   12.12.2008   EURO    64

                            ALCATEL AND SUBSIDIARIES

                                                         NUMBER OF      EXERCISE PERIOD (1)
                                           NUMBER OF      OPTIONS     -----------------------    EXERCISE
BOARD CREATING THE PLAN SHARE CLASS         OPTIONS     OUTSTANDING      FROM          TO         PRICE
-----------------------------------        ----------   -----------   ----------   ----------   ----------
07.03.2001
Shares A(2).............................   37,668,588    36,593,428   07.03.2002   06.03.2009
                                                                      07.03.2005   06.03.2009   EURO    50
07.03.2001
Shares A................................      275,778       274,953   01.07.2004   30.06.2005
                                                                      01.07.2005   30.06.2006   EURO    50
02.04.2001
Shares A(2).............................       48,850        41,800   02.04.2002   01.04.2009   EURO    41
02.04.2001
Shares O (2)............................        2,500         2,500   02.04.2002   01.04.2009   EURO    39
15.06.2001
Shares A(2).............................      977,410       958,060   15.06.2002   14.06.2009
                                                                      15.06.2005   14.06.2009   EURO    32
03.09.2001
Shares A(2).............................      138,200       138,200   03.09.2002   02.09.2009
                                                                      03.09.2005   02.09.2009   EURO    19
15.11.2001
Shares O(2).............................      162,000       162,000   15.11.2002   14.11.2009
                                                                      15.11.2005   14.11.2009   EURO     9
19.12.2001
Shares A(2).............................   27,871,925    27,871,925   19.12.2002   18.12.2009
                                                                      19.12.2005   18.12.2009   EURO 20.80
19.12.2001
Shares O(2).............................      565,800       565,800   19.12.2002   18.12.2009
                                                                      19.12.2005   18.12.2009   EURO  9.30
19.12.2001
Shares A................................    1,220,000     1,220,000   01.01.2005   31.12.2005
                                                                      01.01.2006   31.12.2006   EURO 20.80
PURCHASE OPTIONS
09.12.1998
Shares A................................   11,602,500    10,703,250   09.12.2003   31.12.2005   EURO 20.52
08.09.1999
Shares A................................      545,000       493,750   08.09.2004   31.12.2005   EURO 28.40

----------
(1) Period of unavailability of 4 years for beneficiary salaried employees of a company headquartered in France (5 years for options granted before April 27, 2000).

(2) New "vesting" principle: the options vested in successive installments, up to 25% of the total number of options, at the end of a period of one year starting from the date of grant of the options, and up to 1/48th of the same number at the end of each month thereafter, following the first anniversary of the grant date.

     In addition, there are within the Group options granted by Alcatel USA, Inc. for the benefit of key employees of U.S. and Canadian companies in the Telecom sector. These options related to the purchase of Alcatel ADSs. In 1999 and 2000, the corresponding options amounted to 25.7 million class A ADS (or
25.7 million class A shares). At December 31, 2001, 20,088,123 options under this plan were unexercised.

     The option plans of companies that were acquired by Alcatel give the right to acquire Alcatel shares or ADSs in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options.

     The existing options plans of Alcatel Optronics U.K. Ltd (ex Kymata Ltd), acquired in September 2001, gave right to the allocation of 402,595 class O ADS or Alcatel O shares at an exercise price ranging between EURO 0.80 and EURO
35.15. At December 31, 2001, options to purchase 399,250 shares were outstanding. The shares delivered by Alcatel Optronics UK Ltd come from the redemption of the ORA O subscribed by this company.

                            ALCATEL AND SUBSIDIARIES

     The following table sets forth by U.S. and Canadian issuers these plans, the number of outstanding and exercisable options as of December 31, 2001, the average exercise price and the exercise period.

                                                                      OUTSTANDING OPTIONS              EXERCISABLE OPTIONS
                                                       --------------------------------------------  ------------------------
                                                           NUMBER          WEIGHTED      WEIGHTED     AMOUNT       WEIGHTED
                             EXERCISE PRICE IN $ USD   OUTSTANDING AT      REMAINING      AVERAGE    EXERCISABLE    AVERAGE
                                (GIVING RIGHT TO         31/12/2001     EXERCISE PERIOD  EXERCISE       AT         EXERCISE
ISSUER                          ONE CLASS A ADS)             *              (YEARS)        PRICE      31/12/2001     PRICE
------                       -----------------------   --------------   ---------------  ----------  -----------   ----------
Packet Engines............         USD 0.29-USD 0.86           26,927              6.37  USD 0.6783       20,386    USD  0.623
Assured Access............         USD 0.74-USD 1.85          143,336              6.48  USD  0.787      136,097    USD  0.773
Xylan.....................        USD 0.05-USD 18.14        4,617,432              6.15  USD  8.782    3,268,925    USD  8.330
Internet Devices Inc......         USD 0.26-USD 1.17           85,604              7.12  USD   1.00       46,454    USD  0.916
DSC.......................       USD 16.57-USD 44.02          251,294              4.04  USD 32.208      251,294    USD 32.208
Genesys...................        USD 0.01-USD 41.16        5,179,081              7.27  USD 20.244    3,145,610    USD 18.223
Newbridge.................       USD 11.72-USD 52.48       15,272,958              3.10  USD 29.753   12,064,886    USD 29.840
Alcatel USA Inc...........       USD 21.40-USD 84.88       20,088,123              8.44  USD 53.096    7,988,679    USD 49.729
                                                       --------------                                -----------
TOTAL NUMBER OF OPTIONS...                                 45,664,755                                 26,922,331
                                                       ==============                                ===========

----------
*  Number of Alcatel class A shares.

     In total, the stock purchase options granted in the United States and in the Canada and which are the obligation of Alcatel USA, Inc. concern 45,664,755 options which had not been exercised at December 31, 2001. Upon exercise, Alcatel will not issue new ADSs (or, consequently, shares); the options give rights to purchase existing ADSs.

(e)  DISTRIBUTABLE RETAINED EARNINGS

     Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable retained earnings of Alcatel, the parent company, totaled EURO 5,594 million at December 31, 2001 (EURO 8,785 million at December 31, 2000 and EURO 8,021 million at December 31, 1999).

(f)  TREASURY STOCK

     Alcatel has set up a buy back program authorized by the shareholders' ordinary annual general meetings held on June 18, 1998, June 10, 1999, May 16, 2000, September 20, 2000 and May 3, 2001, both on the class A share and class O share, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchase concern up to a maximum of 10% of the capital stock over a period of up to eighteen months from the latest shareholders' general meeting. As part of this program, 30,343,255 shares had been purchased as of December 31, 2001 for a total of EURO 565 million (35,558,255 shares had been purchased as of December 31, 2000 for a total of EURO 631 million and 35,112,260 shares had been purchased as of December 31, 1999 for a total of EURO 614 million).

     Alcatel shares owned by Group consolidated subsidiaries which amounted to EURO 1,842 million at December 31, 2001 (EURO 2,023 million at December 31, 2000 and EURO 1,237 million at December 31, 1999) are deducted at cost from consolidated retained earnings.

                            ALCATEL AND SUBSIDIARIES

NOTE 20 -- MINORITY INTERESTS

                                                         (IN MILLIONS OF EUROS)
                                                         ----------------------
BALANCE AT DECEMBER 31, 1998..........................             438
                                                                  ====
Other changes*........................................             (12)
Minority interests in 1999 income.....................              37
                                                                  ----
BALANCE AT DECEMBER 31, 1999..........................             463
                                                                  ====
Other changes*........................................             (31)
Minority interests in 2000 income.....................               3
                                                                  ----
BALANCE AT DECEMBER 31, 2000..........................             435
                                                                  ====
Other changes**.......................................            (221)
Minority interests in 2000 income.....................               5
                                                                  ----
BALANCE AT DECEMBER 31, 2001..........................             219
                                                                  ====

----------
* Corresponds to the net effect of acquisitions and disposals of other minority interests.

** of which EURO (48) million related to the disposal of Nexans and EURO (160) million related to the buy-back of the minority interests of Alcatel Space.

NOTE 21 -- PENSIONS AND POST-RETIREMENT BENEFITS

     The Group sponsors various defined benefit pension plans. In France, all of the Group's employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depend on local regulation and practices.

     For defined benefit pensions plans in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined since January 1, 1999 in accordance with the accounting principles presented in note 1(k).

     The discrepancy on January 1, 1999 between the reserves calculated in accordance with the new principles and the reserves calculated according to local accounting standards is shown in the income statement in 1999 under the caption "other revenue (expense)" ( EURO 75 million; see note 6).

     For defined benefit plans entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2001, 2000 and 1999 are as follows:

                                                            2001           2000           1999
                                                        ------------   ------------   ------------
Discount rate........................................            5-7%         4.5-7%           4-7%
Future salary increases..............................          0.5-5%           1-8%           1-8%
Expected long-term return on assets..................            5-9%           5-8%           5-8%
Average residual active life.........................   15-27  years   15-27  years   15-27  years
Amortization period of transition obligation.........       15 years       15 years       15 years

                            ALCATEL AND SUBSIDIARIES

                                                                PENSION BENEFITS
                                                         --------------------------------
                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
CHANGE IN BENEFIT OBLIGATION
BENEFIT OBLIGATION AT BEGINNING OF YEAR...............      4,080       4,043       3,480
Service cost..........................................        131         157         148
Interest cost.........................................        181         202         189
Plan participants' contributions......................          8          11           8
Amendments............................................          6          39          --
Reclassification......................................         17          16         151
Business combinations.................................          8          10          12
Disposals.............................................       (741)         (3)         (5)
Curtailments..........................................         --          (5)        (25)
Settlements...........................................        (90)        (85)        (59)
Special termination benefits..........................         (5)         --          13
Actuarial loss/gain...................................       (143)       (106)        273
Benefits paid.........................................       (184)       (248)       (227)
Other (foreign currency translation)..................         37          49          85
                                                         --------    --------    --------
BENEFIT OBLIGATION AT END OF YEAR.....................      3,305       4,080       4,043
                                                         --------    --------    --------
CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR........      2,904       2,710       2,320
Actual return on plan assets..........................        (47)        288         326
Employers' contribution...............................         81          76         136
Plan participants' contributions......................          8          12           8
Amendments............................................         --          (1)         --
Reclassification......................................         15          10          10
Business combinations.................................         (1)          3           1
Disposals.............................................       (478)         (1)        (19)
Curtailments..........................................         --          (2)         (3)
Settlements...........................................       (100)        (86)        (33)
Special termination benefits..........................       (100)         --           7
Benefits paid.........................................        (33)       (153)       (128)
Other (foreign currency translation)..................         32          47          85
                                                         --------    --------    --------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR..............      2,281       2,904       2,710
                                                         --------    --------    --------
FUNDED STATUS.........................................     (1,024)     (1,176)     (1,333)
                                                         --------    --------    --------
Unrecognized actuarial loss/gain......................       (118)       (161)         67
Unrecognized transition obligation....................         (6)         (4)         (4)
Unrecognized prior service cost.......................         28          49          14
                                                         --------    --------    --------
NET AMOUNT RECOGNIZED.................................     (1,120)     (1,292)     (1,256)
                                                         ========    ========    ========

                            ALCATEL AND SUBSIDIARIES

     Components of net periodic cost:

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Service cost..........................................        130         157         148
Interest cost.........................................        181         202         189
Expected return on plan assets........................       (121)       (167)       (151)
Amortization of transition obligation.................         (1)         (1)          6
Amortization of prior service cost....................          4           4           2
Amortization of recognized actuarial gain/loss........          4           5          12
Effect of curtailments................................         (3)         --         (21)
Effect of settlements.................................         41          --          --
Special termination benefits..........................         (4)         (3)          4
                                                         --------    --------    --------
NET PERIODIC BENEFIT COST.............................        231         197         189
                                                         ========    ========    ========

     Plan assets consist principally of governmental and corporate bonds (approximately 40%), equity securities (approximately 40%) and short-term investments.

NOTE 22 -- OTHER RESERVES

(a)  ANALYSIS BY TYPE

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Reserves for product sales*...........................      1,818       1,725       1,571
Reserves for restructuring............................      1,113         442         793
Other reserves........................................      1,223         838         913
                                                         --------    --------    --------
TOTAL.................................................      4,154       3,005       3,277
                                                         ========    ========    ========

----------
* Accrued contract costs have been reclassified under the line "trade payables" ( EURO 650 million at December 31, 2000 and EURO 491 million at December 31, 1999).

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

(b)  ANALYSIS OF RESERVES FOR RESTRUCTURING

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
OPENING BALANCE.......................................        442         793         915
Expensed during year..................................       (665)       (472)       (552)
New plans and adjustments to previous estimates.......      1,389*        143         380
Effect of acquisition (disposal) of consolidated
  subsidiaries........................................        (62)         (7)          1
Currency transaction adjustments and others............         9         (15)         49
                                                         --------    --------    --------
CLOSING BALANCE.......................................      1,113         442         793
                                                         ========    ========    ========

----------
* Costs of restructuring amount to EURO 2,124 million, of which EURO 735 million related to the write-off of assets and EURO 1,389 related to new plans.

                            ALCATEL AND SUBSIDIARIES

     For 2001, the restructuring reserves concern mainly:

     -- Costs relating to outsourcing of Alcatel's GSM handsets to Flextronics
        (the EURO (87) million receivable as of December 31, 2001 from disposal of inventories to Flextronics is registered under the line "other accounts receivables").

     -- Costs linked to restructuring in the U.S., of which severance costs and asset write-offs.

     -- Closing costs of the factory of Saft in Tijuana, Mexico.

     -- Costs relating to the announced reorganizations in the optics activities.

     -- Costs linked to restructuring in European activities.

     For 2000, the restructuring reserves relate mainly to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

NOTE 23 -- FINANCIAL DEBT

(a)  BONDS AND NOTES ISSUED

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Convertible bonds issued by:
-- Subsidiaries.......................................         --          --         398
                                                         --------    --------    --------
TOTAL.................................................         --          --         398
                                                         ========    ========    ========
Other bonds and notes.................................      5,969       4,972       3,064
                                                         --------    --------    --------
TOTAL.................................................      5,969       4,972       3,462
                                                         ========    ========    ========

1)   CONVERTIBLE BONDS

     In 1997, DSC Communications issued USD 400 million principal amount of 7.0% convertible notes due August 1, 2004 (8,000,000 convertible bonds having a nominal value of USD 50).

     At December 31, 1998, all the outstanding bonds were convertible into Alcatel class A shares at the conversion price of USD 61.012 per Alcatel ADS (American Depositary Share) which represented one fifth of one class A share. At December 31, 1999, 7,999,800 of these bonds remained outstanding and were convertible into 6,555,891 existing ADS corresponding to 1,311,178 Alcatel class A shares. All these convertible bonds were converted or redeemed in August 2000.

                            ALCATEL AND SUBSIDIARIES

2)   OTHER BONDS AND NOTES

     These bonds and notes were issued by the following companies:

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Alcatel *.............................................      5,969       4,972       3,064
                                                         --------    --------    --------
TOTAL.................................................      5,969       4,972       3,064
                                                         ========    ========    ========

----------
*   The main changes for 2001 are as follows:
        - Issuance by Alcatel, on December 7, 2001, of EURO 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.
        - Issuance by Alcatel, on December 3, 2001, of an additional section of EURO 120 million to the EURO 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.
        - Issuance of 40 million in Singapore dollars bonds ( EURO 25 million) bearing interest at a 4% rate and maturing in October 11, 2004.
        - Repayment, on October 31, 2001, of Yen 2 billion ( EURO 18 million) on the Yen 30 billion bonds ( EURO 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.
        - Repayment, on December 20, 2001, of EURO 285 million on EURO 600 million in bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel in June 20, 2000 and maturing on June 20, 2002.

    The main changes for 2000 are as follows:
        - Further to the issuance by Alcatel in March 2000 on the Japanese market of a bond with a maturity of 2 years bearing interest at a fixed rate of 0.41%, the debt has increased by Yen 30 billions ( EURO 280 million). This debt was swapped into euros.
        - Issuance by Alcatel, on June 20, 2000, of EURO 600 million in bonds with a floating rate (Eonia + 24 basis points) and maturing on June 20, 2002.
        - Repayment of EURO 75 million of Samourai bonds amounting to Yen 20,000 million issued in 1997.
        - Repayment of USD 500 million bond issued on June 15, 1998, amounting to EURO 498 million.
        - Issuance by Alcatel, on September 12, 2000, of EURO 600 million in bonds with a floating rate (Euribor 3 months + 15 basis points) and maturing on September 12, 2003.
        - Issuance by Alcatel, on September 15, 2000, of EURO 1,000 million in bonds at a 5.875% rate and maturing on September 15, 2005.

(b)  OTHER BORROWINGS

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Short-term borrowings and bank overdrafts.............      1,454       2,277       2,255
Capital lease obligations.............................        105           7          12
Accrued interest......................................        147         134         116
                                                         --------    --------    --------
TOTAL.................................................      1,706       2,418       2,383
                                                         ========    ========    ========

(c)  ANALYSIS BY MATURITY DATE:

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
SHORT-TERM FINANCIAL DEBT ............................      1,796       1,813       2,367
                                                         --------    --------    --------
2001 .................................................         --          --         342
2002 .................................................         --         945          46
2003 .................................................      1,068       1,259         343
2004 .................................................        854         836         727
2004 and thereafter ..................................         --          --          --
2005 .................................................      1,145       1,126          --
2005 and thereafter ..................................         --          --       2,020
2006 .................................................      1,429          --          --
2006 and thereafter ..................................         --       1,411          --
2007 and thereafter ..................................      1,383          --          --
                                                         --------    --------    --------
LONG-TERM FINANCIAL DEBT* ............................      5,879       5,577       3,478
                                                         ========    ========    ========
TOTAL ................................................      7,675       7,390       5,845
                                                         ========    ========    ========

----------
*   See note 1(p).

                            ALCATEL AND SUBSIDIARIES

(d) LONG-TERM FINANCIAL DEBT

     Analysis by currency and interest rate:

                                                     WEIGHTED AVERAGE INTEREST RATE
                                                     ------------------------------
                                                       2001       2000       1999       2001       2000       1999
                                                     --------   --------   --------   --------   --------   --------
                                                                  (IN PERCENTAGE AND MILLIONS OF EUROS)
Euro*.............................................        5.3%       4.9%       5.4%     4,748      3,770      1,719
French franc*.....................................        5.4%       5.2%       5.4%     1,034      1,145      1,097
Deutsche mark.....................................        4.9%       4.8%       6.9%        15         17         19
Italian lira......................................         --        2.8%       2.6%        --         56         54
U.S. Dollar.......................................        6.0%       6.4%       6.5%         7        263        509
Swiss franc.......................................        4.4%       4.2%       5.0%        11         11         11
Spanish peseta....................................         --        5.1%       3.5%        --          2          2
Pound sterling....................................        4.0%        --        7.3%         8         --          1
Other*............................................        5.1%       4.5%       5.1%        56        313         66
                                                                                      --------   --------   --------
TOTAL.............................................        5.3%       5.0%       5.6%     5,879      5,577      3,478
                                                                                      ========   ========   ========

----------
* The rates shown take into account the current portion of the original long-term borrowings ( EURO 567 million in 2001).

(e)  SHORT TERM FINANCIAL DEBT

     Analysis by type:

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Current portion of:
-- bonds and notes issued.............................        558          --         573
-- capital lease obligations..........................         16           7           3
-- long-term bank borrowings..........................         90         333         214
Short-term borrowings and bank overdrafts:
-- lines of credit....................................        129         350         262
-- commercial paper...................................        502         668         817
-- bank loans.........................................        354         321         382
Accrued interest......................................        147         134         116
                                                         --------    --------    --------
TOTAL.................................................      1,796       1,813       2,367
                                                         ========    ========    ========

                            ALCATEL AND SUBSIDIARIES

     Analysis by currency and interest rate:

                                                     WEIGHTED INTEREST RATE AT DECEMBER 31,
                                                     --------------------------------------
                                                       2001           2000           1999       2001       2000       1999
                                                     --------       --------       --------   --------   --------   --------
                                                                        (IN PERCENTAGE AND MILLIONS OF EUROS)
Euro*.............................................        3.7%           5.8%           3.1%       949        450        588
French franc*.....................................        3.5%           5.2%           5.2%        14        130         56
Deutschmark.......................................         --            5.9%           5.2%        --          5         71
Italian lira......................................         --            3.7%           2.9%        --         16         18
U.S. dollar.......................................        5.6%           7.0%           6.6%       437      1,029      1,256
Swiss franc.......................................        2.8%           3.4%           2.5%         3          3          3
Spanish peseta....................................        4.6%           4.6%           2.9%         4          5          5
Pound sterling....................................       11.5%           4.3%           6.1%        33          5         17
Other*............................................        5.2%           6.4%          11.6%       356        170        353
                                                                                              --------   --------   --------
TOTAL.............................................        4.6%           6.6%           6.1%     1,796      1,813      2,367
                                                                                              ========   ========   ========

----------
* The rates shown do not take into account the current portion of the original long-term borrowings ( EURO 567 million in 2001).

(f)  FINANCIAL DEBTS -- INTEREST RATE RISK

                                                                2001                           2000
                                                    ----------------------------   ----------------------------
                                                    AMOUNT BEFORE   AMOUNT AFTER   AMOUNT BEFORE   AMOUNT AFTER
                                                       HEDGING         HEDGING        HEDGING         HEDGING
                                                    -------------   ------------   -------------   ------------
                                                                       (IN MILLIONS OF EUROS)
Euro at fixed rate...............................        4,359            769           2,900            532
Euro at floating rate............................        1,338          2,533           1,320          2,868
French franc at fixed rate.......................          865            614           1,092            831
French franc at floating rate....................          183            461             183            487
Deutsche mark at fixed rate......................           15             --              22              7
Deutsche mark at floating rate...................           --             --              --             --
Italian lira at fixed rate.......................           --             --              71             71
Italian lira at floating rate....................           --             --               1              1
U.S. dollar at fixed rate........................          220          1,267           1,149          1,149
U.S. dollar at floating rate.....................          224          1,649             143          1,227
Swiss franc at fixed rate........................           14              3              14              3
Swiss franc at floating rate.....................           --             --              --             --
Spanish peseta at fixed rate.....................            4              4               7              7
Spanish peseta at floating rate..................           --             --              --             --
Pound sterling at fixed rate.....................           41             41               5              5
Pound sterling at floating rate..................           --             --              --             --
Other at fixed rate..............................          404            137             483            202
Other at floating rate...........................            8            197              --             --
                                                         -----          -----           -----          -----
Total debt at fixed rate.........................        5,922          2,835           5,743          2,807
                                                         -----          -----           -----          -----
Total debt at floating rate......................        1,753          4,840           1,647          4,583
                                                         -----          -----           -----          -----
TOTAL............................................        7,675          7,675           7,390          7,390
                                                         =====          =====           =====          =====

                            ALCATEL AND SUBSIDIARIES

(g)  OTHER INFORMATION

     - At December 31, 2001, the Group had unused confirmed credit lines of EURO 2,643 million at a 23 basis point spread over the floating reference rate ( EURO 2,252 million at December 31, 2000 and EURO 1,871 million at December 31, 1999).

     - Commitment fees on these credit lines amounted to EURO 3.83 million for 2001 of which EURO (1.6) million concerned a bridge line cancelled before the end of the year, EURO 1.54 million for 2000 and EURO 1.45 million for 1999.

     - Outstanding banking facilities at December 31, 2001 are generally subject to an obligation of renegotiation of their maturity and conditions in case of the downgrading of the Group's long-term rating. The securitization agreement described in note 27a has the same terms.

     - Assets pledged to secure indebtedness (including mortgage loans) amounted to EURO 66 million at December 31, 2001 ( EURO 67 million at December 31, 2000 and EURO 151 million at December 31, 1999).

NOTE 24 -- CUSTOMERS' DEPOSITS AND ADVANCES

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                              (IN MILLIONS OF EUROS)
Advance payments received on long-term contracts......      1,101         980         643
Other deposits and advances received from customers...        592         580         464
                                                         --------    --------    --------
TOTAL CUSTOMERS' DEPOSITS AND ADVANCES................      1,693       1,560       1,107
                                                         ========    ========    ========

NOTE 25 -- DEBT LINKED TO THE BANK ACTIVITY

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                              (IN MILLIONS OF EUROS)
Debt linked to the bank activity*                             660         932       1,126
                                                         ========    ========    ========

----------
* Corresponds to the amount of customer loans and advances presented under the captions "Other investments" and "Other accounts receivables":
    2001: EURO 384 million (note 13) pertains to "Other investments" and EURO 276 million pertains to "Other accounts receivables" (note 16).
    2000: EURO 677 million (note 13) pertains to "Other investments" and EURO 255 million pertains to "Other accounts receivables" (note 16).
    1999: EURO 542 million (note 13) pertains to "Other investments" and EURO 584 million pertains to "Other accounts receivables" (note 16).

NOTE 26 -- OTHER PAYABLES

     Analysis is as follows, after appropriation:

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                              (IN MILLIONS OF EUROS)
Accrued payables and other............................      3,983       4,770       2,700
Social payables.......................................        918       1,163         955
Accrued taxes.........................................        642         495         362
Deferred taxes*.......................................        529         572         501
Dividends to be paid..................................        197         584         455
Government grants.....................................         49          26          27
                                                         --------    --------    --------
TOTAL.................................................      6,318       7,610       5,000
                                                         ========    ========    ========

----------
*   See note 7(c).

                            ALCATEL AND SUBSIDIARIES

NOTE 27 -- COMMITMENTS AND CONTINGENCIES

(a)  SECURITIZATION OF RECEIVABLES

     In 1999, Alcatel launched a program of securitization of receivables. At December 31, 2001 the amount of securitized receivables was USD 700 million (USD 214 million at December 31, 2000 and USD 127 million at December 31, 1999) and Alcatel has provided a first loss guarantee of USD 210 million.

     This securitization agreement is subject to the particular conditions described in Note 23(g).

(b)  OTHER COMMITMENTS

                                                           2001        2000        1999
                                                         --------    --------    --------
                                                              (IN MILLIONS OF EUROS)
Guarantees given on contracts and others..............     10,750      10,103       7,114
Discounted notes receivable...........................         63          45          32
Secured borrowings....................................      1,626       1,842       1,893
Commitments to buy or sell forward raw materials
  or goods............................................        151         279         290
Commitments to purchase fixed assets..................         41         164         108
                                                         --------    --------    --------
TOTAL.................................................     12,631      12,433       9,437
                                                         ========    ========    ========

     The amount included in "secured borrowings" (EURO 1.6 billion for 2001, EURO 1.8 billion for 2000 and EURO 1.9 billion for 1999) corresponds primarily to the guarantees granted to the banks implementing the Group cash pooling. They cover the risk involved in any debit position that could remain outstanding after the daily transfers between the Alcatel Central Treasury accounts and the subsidiaries accounts.

     Guarantees given on long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item "Accrued contract costs and other reserves", see note 22.

NOTE 28 -- FINANCIAL INSTRUMENTS AND MARKET-RELATED EXPOSURES

     The Group has a centralized treasury management in order to minimize the Group's exposure to certain market risks including: foreign exchange risk, interest rate risk and credit risk.

     The following information is presented in compliance with the requirements of Statement of Financial Accounting Standards N 107 "Disclosure about Fair Value of Financial Instruments"

(a)  PURPOSES FOR WHICH DERIVATIVE FINANCIAL INSTRUMENTS ARE HELD OR ISSUED

     The Group uses derivative financial instruments with off-balance-sheet risks to manage and reduce its exposure to fluctuation in interest rates and foreign exchange rates. All financial instruments owned or issued by the Group at year-end are firm commercial commitments hedging or commercial bids or are backed to issued debts. Firm commercial commitments or other firm contracts are hedged by forward exchange transactions or exchange rate options while offers are hedged by exchange rate options only. Offers generally have a duration not exceeding 18 months. The Group pays a net premium.

     The Group controls credit risks related to these financial instruments through credit approvals, investment limits authorization and centralized treasury policies but does not usually require pledge of collateral or other guarantees to cover risks linked to these financial instruments.

                            ALCATEL AND SUBSIDIARIES

     Because of the diversification of its customers and their geographical location, management believes that the credit risk of its customers is limited and there is no material risk of concentration of credit.

(b)  ACCOUNTING POLICY

     Interest rate hedging instruments: gains and losses are recognized in income in the same period as the item being hedged and are not deferred.

     Foreign exchange hedging instruments: on a contract by contract basis, premiums and discounts, as well as net gains, are recognized in income in the same period as the item being hedged (i.e., in the case of a long term contract on the basis of the percentage-of-completion method).

     Hedging gains (losses) deferred at December 31, are as follows:

                                             2001           2000        1999
                                            -------        -------     -------
                                                  (IN MILLIONS OF EUROS)
Deferred losses ........................       (484)        (1,044)       (334)
Deferred gains .........................        346            842         249
                                            -------        -------     -------
NET                                            (138)          (202)        (85)
                                            =======        =======     =======

(c)  FAIR VALUE

     At December 31, 2001, balance sheet and off-balance sheet financial instruments are as follows:

                                                   PRINCIPAL       FAIR       CARRYING
                                                    AMOUNT        VALUE        AMOUNT
                                                   ---------      -----       --------
                                                         (IN MILLIONS OF EUROS)
BALANCE SHEET FINANCIAL INSTRUMENTS
Assets:
   Investments in shares* ........................       651          903          651
   Loans/debentures ..............................       518          518          518
   Receivables from disposal of assets ...........        --           --           --
   Investments in notes, bonds and other .........        77           83           77
   Investments in managed funds ..................       414          417          414
                                                     -------      -------      -------
   Marketable securities** .......................       491          501          491
   Cash and bank deposits ........................     4,523        4,523        4,523
Liabilities:
   Financial debt ................................     7,675        7,517        7,675
OFF-BALANCE SHEET FINANCIAL INSTRUMENT
Foreign exchange risk:
   Buy/lend:
     Forward exchange contract ...................     6,197          115
     Short-term exchange swaps ...................       510            2
     Long-term currency swaps ....................        36            4
     Short-term currency swaps ...................       260          (10)
     Currency option contracts: Call .............     3,029           19
                                Put ..............     3,795          138

                            ALCATEL AND SUBSIDIARIES

                                                              PRINCIPAL       FAIR        CARRYING
                                                               AMOUNT         VALUE        AMOUNT
                                                             -----------     -------     ----------
                                                                     (IN MILLIONS OF EUROS)
   Sell/borrow:
      Forward exchange contract .........................        10,950         (67)
      Short-term exchange swaps .........................         5,727        (116)
      Long-term currency swaps ..........................         1,242         (10)
      Short-term currency swaps .........................           524         (20)
      Currency option contracts: Call ...................         3,403         (28)
                                 Put ....................         3,127        (128)
Interest rate risk:
   Buy/lend:
      Long-term interest rate swaps .....................         4,693          73
      Short-term interest rate swaps ....................         6,502         208
      Interest rate cap contracts .......................        21,402         137
      FRA ...............................................           473           3
      Floors ............................................        17,269         206
   Sell/borrow:
      Long-term interest rate swaps .....................         2,476         (69)
      Short-term interest rate swaps ....................         6,858        (208)
      Interest rate cap contracts .......................        19,819        (115)
      FRA ...............................................           472          (2)
      Floors ............................................        17,503        (211)
Equity:
   Sell:
      Share option contract call (Alcatel shares) .......          77.4        (6.9)
   Buy:
      Share option contract put (Alcatel shares) ........            50         6.1

     At December 31, 2000, balance sheet and off-balance sheet financial instruments are as follows:

                                                            PRINCIPAL       FAIR        CARRYING
                                                             AMOUNT         VALUE        AMOUNT
                                                           -----------     -------     ----------
                                                                   (IN MILLIONS OF EUROS)
BALANCE SHEET FINANCIAL INSTRUMENTS
Assets:
   Investments in shares* .............................       1,635        2,066        1,635
   Loans/debentures ...................................       1,692        1,738        1,692
   Receivables from disposal of assets ................          --           --           --
   Investments in notes, bonds and other ..............         162          160          162
   Investments in managed funds .......................         281          284          281
                                                             ------       ------       ------
   Marketable securities** ............................         443          444          443
   Cash and bank deposits .............................       2,617        2,617        2,617
Liabilities:
   Financial debt .....................................       7,390        7,414        7,390

                                   ALCATEL AND SUBSIDIARIES

                                                            PRINCIPAL       FAIR        CARRYING
                                                             AMOUNT         VALUE        AMOUNT
                                                           -----------     -------     ----------
                                                                   (IN MILLIONS OF EUROS)
OFF-BALANCE SHEET FINANCIAL INSTRUMENT
Foreign exchange risk:
   Buy/lend:
      Forward exchange contract .........................     10,091        (146)
      Long-term exchange swaps ..........................          2           0
      Short-term exchange swaps .........................        935         (39)
      Long-term currency swaps ..........................        296          12
      Short-term currency swaps .........................         13           3
      Currency option contracts: Call ...................      3,088          57
                                 Put ....................      4,073         154
   Sell/borrow:
      Forward exchange contract .........................     10,802          31
      Short-term exchange swaps .........................      5,076         246
      Long-term currency swaps ..........................        671          52
      Short-term currency swaps .........................        386          16
      Currency option contracts: Call ...................      2,417         (58)
                                 Put ....................      4,248        (169)
Interest rate risk:
   Buy/lend:
      Long-term interest rate swaps .....................      9,075          48
      Short-term interest rate swaps ....................      1,752          (1)
      Interest rate cap contracts .......................      8,472          18
      Interest rate floor contracts .....................          0           0
      FRA ...............................................        668          (2)
   Sell/borrow:
      Long-term interest rate swaps .....................      7,616         (79)
      Short-term interest rate swaps ....................      3,322           3
      Interest rate cap contracts .......................      5,734          25
      Interest rate floor contracts .....................          0           0
      FRA                                                        668           2
Equity:
   Sell:
      Share option contract put (Alcatel shares) ........     113,55           9

----------
* There is no significant unrealized losses related to available-for-sale securities.

** There is no significant unrealized losses related to trading securities.

     The fair value of all quoted financial instruments is based on the quoted market price on the last trading day of the year.

     Fair values for non-quoted financial instruments have been estimated using one or more models which indicate a value based on estimates of quantifiable "market" characteristics. The highly judgmental nature of such an undertaking, and the limitations of estimation techniques, make it necessary to caution the users of these financial statements that the values presented for non-quoted financial instruments may differ from those that could have been realized at December 31, 2001. Fair values given are indicative of the interest rates prevailing as at December 31, 2001 and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

                            ALCATEL AND SUBSIDIARIES

     For non-quoted instruments, the following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 INSTRUMENTS USED TO MANAGE INTEREST RATES:

     The fair values of these instruments have been obtained by discounting the future estimated interest differential cash flows, at the current market interest rate at the end of 2001. For option type instruments, the fair values have been estimated by obtaining a market price from a third party bank and/or models widely used inside the financial community.

 CURRENCY SWAPS:

     The fair values have been estimated as the differential between the current year end rate and the future rate specified in the swap agreement.

 CURRENCY AND INTEREST RATE SWAPS:

     The estimation of fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The present values calculated have been converted at the year end rate and netted to give an estimated fair value.

 CURRENCY OPTIONS:

     The fair values have been estimated by requesting the price of an option to exactly close out the position held from a third party bank or by using a well-known quotation software.

 INVESTMENTS:

     For non-quoted investments, the estimated fair value is given as the Group's share of the net asset value.

 FIXED RATE BONDS AND NOTES:

     The fair values are based on expected future cash flows discounted at the current market rate on similar bond issues.

 FLOATING RATE BONDS AND NOTES:

     The fair value is estimated assuming that the value is par at the next rate fixing date and discounting the par value, and the interest element until the next rate fixing date, at the current market rate.

 CASH AND SHORT-TERM INVESTMENTS:

     For the assets, the carrying amount is a reasonable estimate of fair value.

 BORROWINGS:

     The fair values of Alcatel's borrowings are estimated on the basis of the range of interest rates and maturity profile compared with market rates available for debt of similar remaining maturities.

                            ALCATEL AND SUBSIDIARIES

(d)  OTHER INFORMATION

     Earliest/ latest maturity dates for each type of off-balance sheet instrument used to hedge foreign exchange risk at December 31, 2001 are as follows:

                                                              MATURITY DATE
                                                    -----------------------------------
                                                      EARLIEST              LATEST
                                                    -------------        --------------
Forward exchange contracts ......................   January 2002         April 2004
Short-term exchange rate swaps ..................   January 2002         June 2002
Long-term currency swaps ........................   June 2003            September 2005
Short-term currency swaps .......................   February 2002        July 2002
Currency option contracts:
-- call .........................................   January 2002         October 2002
-- put ..........................................   January 2002         November 2003

     Earliest/ latest maturity dates and lowest/ highest interest rate for each type of off-balance sheet instruments used to hedge interest rate risk at December 31, 2001 are as follows:

                                                              MATURITY DATE                        INTEREST RATE
                                                    ----------------------------------         ---------------------
                                                      EARLIEST            LATEST               LOWEST        HIGHEST
                                                    --------------      --------------         ------        -------
Long-term interest rate swaps ...................   January 2003        October 2011            3.37          10.39
Short-term interest rate swaps ..................   January 2002        December 2002           3.15          10.41
Interest rate cap contracts .....................   January 2002        May 2006                3.00           7.25
FRA .............................................   July 2003           September 2003          1.19           2.77
Floors ..........................................   December 2002       July 2004               2.50           5.20

     Analysis by major currency is as follows:

                                                           U.S.         POUND      SWISS    JAPANESE
                                                  EURO    DOLLAR       STERLING    FRANC      YEN         OTHERS       TOTAL
                                                  ----    ------       --------    -----    --------      ------       -----
                                                                              (IN MILLIONS OF EUROS)
BUY OR LEND
Forward exchange contracts .............           3       3,818       1,427          58         344         547       6,197
Short-term exchange rate swaps .........           2          59          --          86          --         363         510
Short-term currency swaps ..............          --          --          --          11          --          25          36
Long-term currency swaps ...............          --          --          --          --         260          --         260
Currency option contracts:
-- call ................................          --         183         904          25       1,778         139       3,029
-- put .................................          --         345         625          --       2,325         500       3,795
SELL OR BORROW
Forward exchange contracts .............           1       6,624       1,050          67         212       2,997      10,950
Short-term exchange rate swaps .........           1       4,495         379          --          30         821       5,727
Short-term currency swaps ..............          --       1,242          --          --          --          --       1,242
Long-term currency swaps ...............          --         419          --          --          --         105         524
Currency option contracts:
-- call ................................          --         181         838          25       2,103         256       3,403
-- put .................................          --         165         493          --       2,159         310       3,127

                            ALCATEL AND SUBSIDIARIES

(2)  OTHER MARKET RELATED EXPOSURES:

(a)  METAL PRICE RISK

     As a result of the initial public offering of Nexans in June 2001, the Group is no longer exposed to the risk of metals prices.

(b) STOCK MARKET RISK

     Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (See note 13).

     Options portfolio on Alcatel shares:

     On December 31, 2001, the Group had bought put options on Alcatel shares, which nominal value was EURO 50 million and had sold call options on Alcatel shares, which nominal value was EURO 77.4 million. These transactions are to be included in the buy back program authorized by the shareholders' ordinary general meeting held on May 3, 2001

     Moreover, the Group may decide to operate on the stock derivative market where the shares it owns are traded.

     At December 31, 2000 and 2001, no such options were outstanding.

NOTE 29 -- RELATED PARTY TRANSACTIONS

     Related party transactions relate to equity affiliates, unconsolidated subsidiaries and shareholders of Alcatel, the parent company. Transactions are recorded primarily in the following accounts:

INCOME STATEMENT
                                                   2001        2000        1999
                                                   ----        ----        ----
                                                      (IN MILLIONS OF EUROS)
Net sales ......................................     124       341         584
Cost of sales ..................................     (89)     (276)       (472)
                                                   -----     -----       -----
Interest expense ...............................      (1)       (1)         (1)
Interest income ................................      --        13          12

BALANCE SHEET
                                                   2001        2000        1999
                                                   ----        ----        ----
                                                      (IN MILLIONS OF EUROS)
Trade receivables and related accounts .........     52         79           1
Other accounts receivable ......................      9        200          41
                                                   -----     -----       -----
Trade payables and related accounts ............      4         21          24
Other payables .................................     22          2          --

                            ALCATEL AND SUBSIDIARIES

NOTE 30 -- PAYROLL AND STAFF

                                                                              2001          2000           1999
                                                                           ----------    ----------     ----------
                                                                          (IN MILLIONS OF EUROS AND NUMBER OF STAFF)
WAGES AND SALARIES (including social security/ pension costs)                 6,937          7,617          6,316
  OF WHICH REMUNERATION OF EXECUTIVE OFFICERS IN ALCATEL OR IN
  CONSOLIDATED SUBSIDIARIES *                                                   8.6            8.1            7.1
Employee profit sharing                                                          37             46             37
Staff of consolidated companies at year-end:                                 99,314        131,598        115,712
  OF WHICH EXECUTIVES AND SENIOR TECHNICAL STAFF**                               51%            46%            43%

----------
* Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2001 because of their functions in Alcatel or in consolidated companies, amounts to EURO 8.6 million at December 31, 2001 ( EURO 8.1 million at December 31, 2000 and EURO 7.1 million at December 31, 1999).

** Executives, senior technical staff and positions normally requiring three years of higher education.

NOTE 31 -- CONTINGENCIES

     Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

 FRANCE TELECOM

     Since 1993 a legal investigation has been ongoing concerning "overbillings" which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

     While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

     In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

     In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation's procedural validity were filed by Alcatel with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation's papers have to be suppressed, on the other hand it rejected the major part of the motions which are now pending before the Cour de Cassation, Chambre Criminelle after several " POURVOIS " against this decision.

 DSC

     In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the "Actions") were filed against the Alcatel challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

     The Actions purport to be brought on behalf of a class consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel's acquisition of DSC Communications

                            ALCATEL AND SUBSIDIARIES

Corporation in September 1998, (ii) purchased Alcatel ADSs between March 19, 1998 through September 17, 1998, or (iii) acquired call and put options on Alcatel ADSs between March 19, 1998 and September 17, 1998.

     The Actions were consolidated in the United States District Court for the Eastern District of Texas.

     Alcatel moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999 and again on June 23, 2000, the court dismissed the complaint of those persons who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. Those plaintiffs have appealed. Alcatel contests the merit of this claim and intends to continue vigorously defending against it.

     The claims asserted by the other group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the "Exchange Offer Plaintiffs"), were partially dismissed by the court. Thereafter, the parties conducted pre-trial discovery on the remaining claims, and Alcatel moved for summary judgment seeking dismissal of the Exchange Offer Plaintiffs' complaint.

     Prior to any ruling on the summary judgment, counsel for Alcatel and the Exchange Offer Plaintiffs entered into an agreement which provides for the settlement of the litigation. The court approved this settlement agreement on December 18, 2001. The portion of the settlement cost not covered by insurance, to be borne by Alcatel, is USD 4 million. Alcatel continues to deny any liability or wrongdoing with respect to this litigation.

 EUTELSAT

     A claim made by Eutelsat before an ICC arbitration tribunal in Paris for approximately EURO 200 million in damages arising from the failure to deliver a satellite on a timely basis was dismissed by an arbitral award dated February 26, 2001, with no liability to Alcatel.

 PACKET ENGINES

     Certain former officers of Packet Engines, a company Alcatel acquired in 1998, filed actions against Alcatel, certain of its U.S. subsidiaries and certain of its senior officers in September 1999 in United States District Court for the Eastern District of Washington. The actions, alleging misrepresentations about Alcatel's business plan for Packet Engines and wrongful termination of employment, were settled in May 2001, without material liability to Alcatel.

     Although it is not possible at this stage of the first two cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Alcatel Group.

NOTE 32 -- SUBSEQUENT EVENTS

- The Argentina crisis as well as the Argentina peso devaluation do not have a significant impact on the Group's result of operations or financial position.

- In December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of the Alcatel distribution business in Europe. This business has a headcount of 6,500.

                                   ALCATEL AND SUBSIDIARIES

NOTE 33 -- MAIN CONSOLIDATED COMPANIES*

                                                                                                           CONSOLIDATION
COMPANY                                                  COUNTRY           % CONTROL      % INTEREST           METHOD
-------                                                  -------           ---------      ----------       --------------
ALCATEL(1)(2)                                            France              100.0           100.0         Parent company

TELECOM SEGMENT                                                                                            Full consolidation
Alcatel Australia Limited .............................  Australia
Alcatel Austria A.G. ..................................  Austria
Alcatel Bell NV .......................................  Belgium
Alcatel Business Systems ..............................  France
Alcatel CIT ...........................................  France
Alcatel Contracting ...................................  France
Alcatel Espana ........................................  Spain
Alcatel Indetel S.A. de C.V. (1) ......................  Mexico
Alcatel Italia S.p.A. .................................  Italy
Alcatel NA Cable Systems Inc. .........................  U.S.
Alcatel Networks Corporation ..........................  Canada
Alcatel Polska SA .....................................  Poland
Alcatel Portugal SA ...................................  Portugal
Alcatel Reseaux d'Entreprise ..........................  France
Alcatel Schweiz AG ....................................  Switzerland
Alcatel SEL A.G. (1) ..................................  Germany
Alcatel Space .........................................  France
Alcatel Submarine Networks Limited ....................  U.K.
Alcatel Telecom Limited ...............................  U.K.
Alcatel Telecom Nederland BV ..........................  The Netherlands
Alcatel Telecom Norway A/S (1) ........................  Norway
Alcatel Telecommunicacoes SA ..........................  Brazil
Alcatel USA Inc. ......................................  U.S.
Evolium Holding SAS ...................................  France                 66              66         Proportionate
Saft Groupe ...........................................  France
Shanghai Bell Telephone ...............................  P.R.C.              31.65           31.65         Equity
Equipment Manufacturing Co. (SBTEMC) Taiwan
  International Standard Electronic Ltd. (Taisel) .....  Taiwan                 60              60
Teletas ...............................................  Turkey                 65              65

----------
(1)  Publicly traded.

(2) The activities of Alcatel, as the parent company, are included under "Others".

*    Percentages of control and interest equal 100% unless specified.

                                                                                                           CONSOLIDATION
COMPANY                                                  COUNTRY           % CONTROL      % INTEREST           METHOD
-------                                                  -------           ---------      ----------       --------------
OTHER SEGMENT (2)

ELECTRONIC OF DEFENSE
  Thales (ex Thomson-CSF)(1) ..........................  France              15.83           15.83         Equity

FINANCIAL HOLDINGS
  Compagnie Financiere Alcatel ........................  France                                            Full consolidation
  Cie Immobiliere Meridionale .........................  France                                            Full consolidation
  Civelec .............................................  France                                            Full consolidation
  Generale Occidentale ................................  France                                            Full consolidation
  SIKL ................................................  France                                            Full consolidation
  Alcatel Participations ..............................  France                                            Full consolidation
  Alcatel NV ..........................................  The Netherlands                                   Full consolidation

FINANCIAL SERVICES
  Electro Banque ......................................  France                                            Full consolidation

----------
(1)  Publicly traded.
(2) The activities of Alcatel, as the parent company, are included under Others.

                            ALCATEL AND SUBSIDIARIES

NOTE 34 -- QUARTERLY INFORMATION (UNAUDITED)

(a)  CONSOLIDATED INCOME STATEMENTS

2001                                                                Q1           Q2           Q3           Q4        TOTAL
----                                                             -------      -------      -------      -------     --------
                                                                                   (IN MILLIONS OF EUROS)
Net sales ..................................................       6,207        6,767        5,613        6,766       25,353
Cost of sales ..............................................      (4,344)      (4,931)      (4,271)      (5,528)     (19,074)
                                                                 -------      -------      -------      -------     --------
GROSS PROFIT ...............................................       1,863        1,836        1,342        1,238        6,279
                                                                 -------      -------      -------      -------     --------
Administrative and selling expenses ........................      (1,002)        (980)        (898)        (893)      (3,773)
R&D costs ..................................................        (775)        (720)        (659)        (713)      (2,867)
                                                                 -------      -------      -------      -------     --------
INCOME FROM OPERATIONS .....................................          86          136         (215)        (368)        (361)
                                                                 -------      -------      -------      -------     --------
Financial income (loss) ....................................        (345)        (831)        (144)        (248)      (1,568)
Restructuring costs ........................................        (132)      (1,163)        (231)        (598)      (2,124)
Other revenue (expense) ....................................         615         (392)          20         (456)        (213)
                                                                 -------      -------      -------      -------     --------
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D ............................................         224       (2,250)        (570)      (1,670)      (4,266)
                                                                 -------      -------      -------      -------     --------
Income tax .................................................         104          541          220          396        1,261
Share in net income of equity affiliates ...................           6           (5)          (1)         (16)         (16)
                                                                 -------      -------      -------      -------     --------
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL
  AND PURCHASED R&D                                                  334       (1,714)        (351)      (1,290)      (3,021)
                                                                 -------      -------      -------      -------     --------
Amortization of goodwill ...................................        (137)      (1,417)        (194)        (185)      (1,933)
Purchased R&D ..............................................          --           --           (4)          --           (4)
Minority interests .........................................          13           14           (9)         (23)          (5)
                                                                 -------      -------      -------      -------     --------
NET INCOME .................................................         210       (3,117)        (558)      (1,498)      (4,963)
                                                                 =======      =======      =======      =======     ========
ORDINARY SHARES (A)
BASIC EARNINGS PER SHARE (IN EUROS) ........................        0.18        (2.74)       (0.49)       (1.28)       (4.33)
DILUTED EARNINGS PER SHARE (IN EUROS) ......................        0.18        (2.74)       (0.49)       (1.28)       (4.33)
                                                                 -------      -------      -------      -------     --------
ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)
BASIC EARNINGS PER SHARE (IN EUROS) ........................        0.19         0.12        (0.10)       (1.52)       (1.47)
DILUTED EARNINGS PER SHARE (IN EUROS) ......................        0.19         0.12        (0.10)       (1.52)       (1.47)
                                                                 -------      -------      -------      -------     --------

                            ALCATEL AND SUBSIDIARIES

2000                                                                Q1           Q2           Q3           Q4        TOTAL
----                                                             -------      -------      -------      -------     --------
                                                                                       (IN MILLIONS OF EUROS)
Net sales ..................................................       6,124        7,687        7,908        9,689       31,408
Cost of sales ..............................................      (4,455)      (5,370)      (5,529)      (6,839)     (22,193)
                                                                 -------      -------      -------      -------     --------
GROSS PROFIT ...............................................       1,669        2,317        2,379        2,850        9,215
                                                                 -------      -------      -------      -------     --------
Administrative and selling expenses ........................        (908)        (997)      (1,025)      (1,206)      (4,136)
R&D costs ..................................................        (648)        (682)        (735)        (763)      (2,828)
                                                                 -------      -------      -------      -------     --------
INCOME FROM OPERATIONS .....................................         113          638          619          881        2,251
Financial income (loss) ....................................         (82)         (42)        (105)        (206)        (435)
Restructuring costs ........................................          (6)         (69)         (41)         (27)        (143)
Other revenue (expense) ....................................         435          110           87           (9)         623
                                                                 -------      -------      -------      -------     --------
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D ............................................         460          637          560          639        2,296
                                                                 -------      -------      -------      -------     --------
Income tax .................................................        (125)        (156)        (133)         (83)        (497)
Share in net income of equity affiliates ...................          48           39           37            1          125
                                                                 -------      -------      -------      -------     --------
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL
  AND PURCHASED R&D ........................................         383          521          464          557        1,924
                                                                 -------      -------      -------      -------     --------
Amortization of goodwill ...................................        (125)        (164)        (156)        (131)        (576)
Purchased R&D ..............................................          --           --          (21)          --          (21)
Minority interests .........................................          --          (13)          10           --           (3)
                                                                 -------      -------      -------      -------     --------
NET INCOME .................................................         258          344          297          426        1,324
                                                                 =======      =======      =======      =======     ========
ORDINARY SHARES (A)
BASIC EARNINGS PER SHARE (IN EUROS) ........................        0.27         0.33         0.26         0.38         1.25
DILUTED EARNINGS PER SHARE (IN EUROS) ......................        0.26         0.32         0.25         0.36         1.20
                                                                 -------      -------      -------      -------     --------
ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)*
BASIC EARNINGS PER SHARE (IN EUROS) ........................          --           --           --         0.14         0.14
DILUTED EARNINGS PER SHARE (IN EUROS) ......................          --           --           --         0.14         0.14
                                                                 -------      -------      -------      -------     --------

----------
* Net income taken into account for the year 2000 from October 20, 2000, issuance date of the O shares.

                            ALCATEL AND SUBSIDIARIES

(b)  INFORMATION BY SEGMENT

2001                                                                Q1           Q2           Q3           Q4        TOTAL
----                                                             -------      -------      -------      -------     --------
                                                                                   (IN MILLIONS OF EUROS)
NET SALES
Carrier Networking .........................................       2,969        3,125        2,490        2,894       11,478
Optics .....................................................       1,782        2,115        1,777        1,866        7,540
E-business .................................................         816          811          732        1,129        3,488
Space and Components .......................................         940          920          793        1,031        3,684
Other ......................................................           7            6            8            2           23
Eliminations ...............................................        (307)        (210)        (187)        (156)        (860)
                                                                   -----        -----        -----        -----       ------
TOTAL ......................................................       6,207        6,767        5,613        6,766       25,353
                                                                   =====        =====        =====        =====       ======
INCOME FROM OPERATIONS
Carrier Networking .........................................         (19)          18         (104)         (60)        (165)
Optics .....................................................         198          208           29         (291)         145
E-business .................................................        (159)        (183)        (144)         (20)        (506)
Space and Components .......................................          53           71           35           (4)         155
Other ......................................................          13           22          (31)           7           10
                                                                   -----        -----        -----        -----       ------
TOTAL ......................................................          86          136         (215)        (368)        (361)
                                                                   =====        =====        =====        =====       ======

2000 RESTATED*                                                      Q1           Q2           Q3           Q4        TOTAL
--------------                                                   -------      -------      -------      -------     --------
                                                                                   (IN MILLIONS OF EUROS)
NET SALES
Carrier Networking .........................................       1,857        2,843        3,277        3,784       11,761
Optics .....................................................       1,354        1,723        1,747        2,286        7,110
E-business .................................................       1,140        1,210        1,034        1,443        4,827
Space and Components .......................................         805          880          921        1,187        3,793
Other ......................................................          16           11           23           11           61
Eliminations ...............................................        (171)        (191)        (196)        (206)        (764)
                                                                   -----        -----        -----        -----       ------
TOTAL ......................................................       5,001        6,476        6,806        8,505       26,788
                                                                   =====        =====        =====        =====       ======
INCOME FROM OPERATIONS
Carrier Networking .........................................         (77)         226          279          381          809
Optics .....................................................          95          253          202          306          856
E-business .................................................          27           37            2           44          110
Space and Components .......................................          44           60           61          104          269
Other ......................................................         (10)          16           35           (3)          38
                                                                   -----        -----        -----        -----       ------
TOTAL ......................................................          79          592          579          832        2,082
                                                                   =====        =====        =====        =====       ======

----------
*  See Note 4.

                            ALCATEL AND SUBSIDIARIES

(c)  EARNINGS PER SHARE

     Earnings per share are determined according to the method described in note
8. The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for Q4 2001 and Q4 2000.

                                                       CLASS A SHARES                            CLASS O SHARE
                                          -----------------------------------------   --------------------------------------
                                              NET         NUMBER OF       PER SHARE        NET      NUMBER OF      PER SHARE
Q4 2001                                      INCOME        SHARES          AMOUNT        INCOME*     SHARES         AMOUNT
-------                                   ------------    ---------       ---------   ------------  ---------      ---------
                                          (IN MILLIONS                                (IN MILLIONS
                                            OF EUROS)                                   OF EUROS)
Basic earnings per share                     (1,459)    1,143,798,08    (EURO) (1.28)     (39)      25,501,225     (EURO) (1.52)
Stock option plans                               --               --                       --               --
                                            -------    -------------   -------------     ----      -----------    -------------
DILUTED EARNINGS PER SHARE                   (1,459)    1,143,798,08    (EURO) (1.28)     (39)      25,501,225     (EURO) (1.52)
                                            =======    =============   =============     ====      ===========    =============

CLASS A SHARE:

     Consolidated subsidiaries owned 1,143,798,082 shares and no share equivalents were taken into account in the earnings per share computation.

CLASS O SHARE:

     Consolidated subsidiaries owned 25,501,225 shares and no share equivalents were taken into account in the earnings per share computation.

                                                       CLASS A SHARES                            CLASS O SHARE
                                          -----------------------------------------   --------------------------------------
                                              NET         NUMBER OF       PER SHARE        NET      NUMBER OF      PER SHARE
Q4 2000                                      INCOME        SHARES          AMOUNT        INCOME*     SHARES         AMOUNT
-------                                   ------------    ---------       ---------   ------------  ---------      ---------
                                          (IN MILLIONS                                (IN MILLIONS
                                            OF EUROS)                                   OF EUROS)
Basic earnings per share                        424    1,131,405,14      (EURO) 0.38         2     16,500,000     (EURO) 0.14
Stock option plans                               --      49,203,385               --        --             --              --
                                              -----   -------------     ------------      ----    -----------    ------------
DILUTED EARNINGS PER SHARE                      424    1,180,608,52      (EURO) 0.36         2     16,500,000     (EURO) 0.14
                                              =====   =============     ============      ====    ===========    ============

----------
* taken into account from October 20, 2000, the issuance date for the class O shares.

CLASS A SHARE:

     There is no other share equivalent having a potential dilutive effect in the future.

     Consolidated subsidiaries owned 80,191,545 shares and no share equivalents were taken into account in the earnings per share computation.

NOTE 35 -- CONSOLIDATING FINANCIAL INFORMATION

     As authorized by the shareholders of Alcatel, the board of directors issued, for the first time in October 2000, Alcatel class O shares (see notes 8 and 19d). The dividends paid to these Alcatel class O shares are based on the separate performance of the Optronics division of Alcatel.

     The Optronics division includes:

     - Alcatel Optronics France ("Alcatel Optronics France."), a French incorporated company.

     - Alcatel Optronics USA, Inc. ("Alcatel Optronics USA"), a U.S. incorporated company which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA, Inc., a U.S.

                            ALCATEL AND SUBSIDIARIES
        incorporated company and a business division of Alcatel ITS, a U.S. incorporated company. This company is a wholly owned subsidiary of Alcatel.

     - Alcatel Optronics Canada (ex Innovative Fibers) a Canadian company, acquired at the beginning of August 2000 and wholly-owned by Alcatel.

     - Alcatel Optronics UK (ex Kymata Ltd) a U.K. company, acquired in September 2001 and combined since September 30, 2001.

     Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements also highlight intergroup allocations of common expenses and related party transactions in separate line items.

     For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

     The combined financial statements are issued based on historical financial information and actual cost allocation between the Optronics division and Alcatel Group without the Optronics division.

     The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

     The analysis described below outlines the key elements of the "Basic Intercompany Agreement" and the allocation methodology.

     For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups:

CASH MANAGEMENT AND ALLOCATION POLICIES

     The capital structure of the Optronics division:

     - has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained,

     - for Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. From July 1, 2000, the Group has its own treasury and records the corresponding financial interests.

     Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

COSTS OF SALES

     Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for human resources and amount of fixed assets and inventories for property taxes.

                            ALCATEL AND SUBSIDIARIES

     Following the signature of the "Basic Intercompany Agreement" and the spinning off of the U.S. activity of Alcatel Optronics USA, the reinvoicing of the Optronics division are set forth in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

ADMINISTRATIVE & SELLING EXPENSES

     Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

RESEARCH AND DEVELOPMENT

     Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

     According to the "Basic Intercompany Agreement", Optronics shall pay to Alcatel a fixed amount of EURO 6 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course of long-term R&D projects.

INCOME TAX

     Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

ELIMINATIONS BETWEEN ALCATEL EXCLUDING THE OPTRONICS DIVISION AND THE OPTRONICS DIVISION

     - Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division's products held by Alcatel entities outside the Optronics division has been eliminated.

     - Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

     - Inter-group cash flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

                            ALCATEL AND SUBSIDIARIES

(a)  CONSOLIDATING FINANCIAL STATEMENTS AS OF DECEMBER 2001

1)   CONSOLIDATING INCOME STATEMENT FOR Q4 2001 (UNAUDITED)

                                                               ALCATEL EX-
                                                                OPTRONICS     OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                               -----------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
  External .................................................     6,751.5         14.5           --      6,766.0
  Inter-group transactions .................................        10.6         55.4        (66.0)          --
NET SALES ..................................................     6,762.1         69.9        (66.0)     6,766.0
  External .................................................    (5,404.0)      (124.0)          --     (5,528.0)
  Inter-group allocated expenses ...........................         0.5         (0.5)          --           --
  Inter-group transactions .................................       (58.2)       (12.5)        70.7           --
COST OF SALES ..............................................    (5,461.7)      (137.0)        70.7     (5,528.0)
GROSS PROFIT ...............................................     1,300.4        (67.1)         4.7      1,238.0
                                                               ---------      -------       ------    ---------
  External .................................................      (881.1)       (11.9)          --       (893.0)
  Inter-group allocated expenses ...........................         1.9         (1.9)          --           --
  Inter-group transactions .................................        (0.7)         0.7           --           --
ADMINISTRATIVE AND SELLING EXPENSES ........................      (879.9)       (13.1)          --       (893.0)
  External .................................................      (696.6)       (16.4)          --       (713.0)
  Inter-group allocated costs ..............................         1.9         (1.9)          --           --
RESEARCH & DEVELOPMENT COSTS ...............................      (694.7)       (18.3)          --       (713.0)
INCOME FROM OPERATIONS .....................................      (274.2)       (98.5)         4.7       (368.0)
                                                               ---------      -------       ------    ---------
  External .................................................      (245.2)        (2.8)          --       (248.0)
  Inter-group allocated expenses ...........................         1.2         (1.2)          --           --
  Inter-group transactions .................................         0.1         (0.1)          --           --
FINANCIAL INCOME (LOSS) ....................................      (243.9)        (4.1)          --       (248.0)
Restructuring costs ........................................      (590.5)        (7.5)          --       (598.0)
Other revenue (expenses) ...................................      (434.5)       (21.5)          --       (456.0)
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES
  AND PURCHASED R&D ........................................    (1,543.1)      (131.6)         4.7     (1,670.0)
                                                               ---------      -------       ------    ---------
  External .................................................       396.0           --           --        396.0
  Inter-group transactions .................................       (36.2)        39.1         (2.9)          --
INCOME TAX .................................................       360.8         39.1         (2.9)       396.0
Share in net income of equity affiliates ...................       (16.0)          --           --        (16.0)
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL
  AND PURCHASED R&D ........................................    (1,199.3)       (92.5)         1.8     (1,290.0)
                                                               ---------      -------       ------    ---------
Amortization of goodwill ...................................      (112.9)       (72.1)          --       (185.0)
Purchased R&D ..............................................          --           --           --           --
Minority interests .........................................       (23.0)          --           --        (23.0)
                                                               ---------      -------       ------    ---------
NET INCOME .................................................    (1,335.2)      (164.6)         1.8     (1,498.0)
                                                               =========      =======       ======    =========

                            ALCATEL AND SUBSIDIARIES

2)   CONSOLIDATING INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001

                                                               ALCATEL EX-
                                                                OPTRONICS     OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                               -----------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
  External .................................................    25,266.8         86.2           --     25,353.0
  Inter-group transactions .................................        92.1        384.2       (476.3)          --
NET SALES ..................................................    25,358.9        470.4       (476.3)    25,353.0
  External .................................................   (18,742.6)      (331.4)          --    (19,074.0)
  Inter-group allocated expenses ...........................         2.6         (2.6)          --           --
  Inter-group transactions .................................      (394.0)       (94.0)       488.0           --
COST OF SALES ..............................................   (19,134.0)      (428.0)       488.0    (19,074.0)
GROSS PROFIT ...............................................     6,224.9         42.4         11.7      6,279.0
                                                              ----------      -------      -------   ----------
  External .................................................    (3,751.4)       (21.6)          --     (3,773.0)
  Inter-group allocated expenses ...........................         7.5         (7.5)          --           --
  Inter-group transactions .................................         9.8         (9.8)          --           --
ADMINISTRATIVE AND SELLING EXPENSES ........................    (3,734.0)       (39.0)          --     (3,773.0)
  External .................................................    (2,814.6)       (52.4)          --     (2,867.0)
  Inter-group allocated costs ..............................         9.6         (9.6)          --           --
RESEARCH & DEVELOPMENT COSTS ...............................    (2,805.0)       (62.0)          --     (2,867.0)
INCOME FROM OPERATIONS .....................................      (314.1)       (58.6)        11.7       (361.0)
                                                              ----------      -------      -------   ----------
  External .................................................    (1,565.0)        (3.0)          --     (1,568.0)
  Inter-group allocated expenses ...........................         2.2         (2.2)          --           --
  Inter-group transactions .................................         0.5         (0.5)          --           --
FINANCIAL INCOME (LOSS) ....................................    (1,562.2)        (5.8)          --     (1,568.0)
Restructuring costs ........................................    (2,116.5)        (7.5)          --     (2,124.0)
Other revenue (expenses) ...................................      (191.5)       (21.5)          --       (213.0)
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES
  AND PURCHASED R&D ........................................    (4,184.3)       (93.4)        11.7     (4,266.0)
                                                              ----------      -------      -------   ----------
  External .................................................     1,261.0           --           --      1,261.0
  Inter-group transactions .................................       (20.8)        26.3         (5.5)          --
INCOME TAX .................................................     1,240.2         26.3         (5.5)     1,261.0
Share in net income of equity affiliates ...................       (16.0)          --           --        (16.0)
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF
  GOODWILL AND PURCHASED R&D  ..............................    (2,960.1)       (67.1)         6.2     (3,021.0)
                                                              ----------      -------      -------   ----------
Amortization of goodwill ...................................    (1,855.8)       (77.2)          --     (1,933.0)
Purchased R&D ..............................................        (4.0)          --           --         (4.0)
Minority interests .........................................        (5.0)          --           --         (5.0)
                                                              ----------      -------      -------   ----------
NET INCOME .................................................    (4,824.9)      (144.3)         6.2     (4,963.0)
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

3)  CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2001

                                                               ALCATEL EX-
                                                                OPTRONICS     OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                               -----------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
Goodwill, net ..............................................     5,198.9         58.1           --      5,257.0
Other intangible assets, net ...............................       459.9         12.1           --        472.0
INTANGIBLE ASSETS, NET .....................................     5,658.8         70.2           --      5,729.0
  External .................................................     9,363.9        334.1           --      9,698.0
  Inter-group allocations ..................................          --           --           --           --
  Inter-group transactions .................................       (31.4)        31.4           --           --
TOTAL PROPERTY, PLANT AND EQUIPMENT ........................     9,332.5        365.5           --      9,698.0
  External .................................................    (5,401.4)       (94.6)          --     (5,496.0)
  Inter-group allocations ..................................          --           --           --           --
  Inter-group transactions .................................         8.0         (8.0)          --           --
LESS TOTAL ACCUMULATED DEPRECIATION ........................    (5,393.4)      (102.6)          --     (5,496.0)
PROPERTY, PLANT AND EQUIPMENT, NET .........................     3,939.1        262.9           --      4,202.0
Share in net assets of equity affiliates ...................       799.0           --           --        799.0
Other investments and miscellaneous, net ...................     1,168.2          0.8           --      1,169.0
INVESTMENTS ................................................     1,967.2          0.8           --      1,968.0
                                                              ----------      -------      -------   ----------
TOTAL NON-CURRENT ASSETS ...................................    11,565.1        333.9           --     11,899.0
                                                              ----------      -------      -------   ----------
TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET ................     4,620.6         60.4           --      4,681.0
  External .................................................     8,083.0         22.0           --      8,105.0
  Inter-group transactions .................................        42.7         49.6        (92.3)          --
TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET ..........     8,125.7         71.5        (92.3)     8,105.0
  External .................................................     6,726.5        124.5           --      6,851.0
  Inter-group transactions .................................          --           --           --           --
OTHER ACCOUNTS RECEIVABLE ..................................     6,726.5        124.5           --      6,851.0
ACCOUNTS RECEIVABLE, NET ...................................    14,852.2        196.0        (92.3)    14,956.0
CASH POOLING -- ALCATEL CURRENT ACCOUNT
Short term investments .....................................       435.0           --           --        435.0
Marketable securities, net .................................       226.1          1.9           --        228.0
Cash Pooling -- Alcatel current account ....................       (16.0)        16.0           --           --
Cash .......................................................     4,347.0          3.0           --      4,350.0
CASH AND CASH EQUIVALENTS ..................................     4,557.1         20.9           --      4,578.0
                                                              ----------      -------      -------   ----------
SHORT TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS .......     4,992.1         20.9           --      5,013.0
                                                              ----------      -------      -------   ----------
TOTAL CURRENT ASSETS .......................................    24,465.0        277.3        (92.3)    24,650.0
                                                              ----------      -------      -------   ----------
TOTAL ASSETS ...............................................    36,030.1        611.2        (92.3)    36,549.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/
 SHAREHOLDERS EQUITY BEFORE
 APPROPRIATION .............................................     9,596.4        230.6           --      9,827.0
MINORITY INTERESTS .........................................       219.0           --           --        219.0
Accrued pension and retirement obligations .................     1,117.4          2.6           --      1,120.0
Other reserves .............................................     4,116.7         37.3           --      4,154.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES .................     5,234.1         39.9           --      5,274.0
Bonds and notes issued .....................................     5,969.0           --           --      5,969.0
  Cash pooling -- Alcatel current account ..................      (159.5)       159.5           --           --
  External .................................................     1,684.6         21.4           --      1,706.0
  Inter-group transactions .................................       (24.0)        24.0           --           --
OTHER BORROWINGS ...........................................     1,660.6         45.4           --      1,706.0
TOTAL FINANCIAL DEBT .......................................     7,470.1        204.9           --      7,675.0
  External .................................................     1,692.8          0.2           --      1,693.0
  Inter-group transactions .................................          --           --           --           --
CUSTOMERS' DEPOSITS AND ADVANCES ...........................     1,692.8          0.2           --      1,693.0
  External .................................................     5,024.9         55.1           --      5,080.0
  Inter-group transactions .................................        49.6         42.7        (92.3)          --
TRADE PAYABLES AND RELATED ACCOUNTS ........................     5,074.5         97.8        (92.3)     5,080.0
DEBT LINKED TO THE BANK ACTIVITY ...........................       660.0           --           --        660.0
  External .................................................     6,083.2         37.8           --      6,121.0
  Inter-group transactions .................................          --           --           --           --
OTHER PAYABLES .............................................     6,083.2         37.8           --      6,121.0
                                                              ----------      -------      -------   ----------
TOTAL OTHER LIABILITIES ....................................    13,510.5        135.8        (92.3)    13,554.0
                                                              ==========      =======      =======   ==========
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION ............    36,030.1        611.2        (92.3)    36,549.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

4)   CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income .................................................    (4,824.9)      (144.3)         6.2     (4,963.0)
Minority interests .........................................         5.0           --           --          5.0
ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
Depreciation and amortization, net .........................     3,088.2        127.8           --      3,216.0
  External .................................................     3,090.1        125.9           --      3,216.0
  Inter-group transactions .................................        (1.9)         1.9           --           --
Changes in reserves for pension obligations, net ...........        40.5          0.5           --         41.0
Changes in other reserves, net .............................     1,878.9        116.6          5.5      2,001.0
Net (gain) loss on disposal of non-current assets ..........      (948.2)         5.2           --       (943.0)
Share in net income of equity affiliates ...................        88.0           --           --         88.0
Other ......................................................          --           --           --           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE
  CHANGES IN WORKING CAPITAL ...............................      (672.5)       105.8         11.7       (555.0)
                                                              ----------      -------      -------   ----------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
Decrease (increase) in accounts receivable .................     1,155.8        (35.9)        (2.9)     1,117.0
  External .................................................     1,152.0        (35.0)          --      1,117.0
  Inter-group transactions .................................         3.8         (0.9)        (2.9)          --
Decrease (increase) in inventories .........................     1,220.1        (22.4)       (11.7)     1,186.0
Increase (decrease) in accounts payable and accrued
 expenses ..................................................    (1,131.5)       (74.4)         2.9     (1,203.0)
  External .................................................    (1,132.4)       (70.6)          --     (1,203.0)
  Inter-group transactions .................................         0.9         (3.8)         2.9           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..................       571.9        (26.9)          --        545.0
                                                              ----------      -------      -------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets .....................       181.7          0.3           --        182.0
Capital expenditures .......................................    (1,611.4)      (136.6)          --     (1,748.0)
   External ................................................    (1,625.4)      (122.6)          --     (1,748.0)
   Inter-group transactions ................................        14.0        (14.0)          --           --
Decrease (increase) in loans ...............................       299.0           --           --        299.0
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition
  of unconsolidated companies ..............................      (849.3)      (104.7)       211.0       (743.0)
  External .................................................      (743.0)          --           --       (743.0)
  Inter-group transactions .................................      (106.3)      (104.7)       211.0           --
Cash proceeds from sale of previously consolidated
  companies net of cash sold, and from sale of
  unconsolidated companies .................................     3,731.7           --       (104.7)     3,627.0
  External .................................................     3,627.0           --           --      3,627.0
  Inter-group transactions .................................       104.7           --       (104.7)          --
Decrease (increase) in short term investments ..............       (72.0)          --           --        (72.0)
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ...........     1,679.7       (241.0)       106.3      1,545.0
                                                              ----------      -------      -------   ----------
NET CASH FLOWS AFTER INVESTING ACTIVITIES ..................     2,251.6       (267.9)       106.3      2,090.0
                                                              ==========      =======      =======   ==========
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (Decrease) in short-term debt Proceeds from .......    (1,543.3)       142.3           --     (1,401.0)
  issuance of long-term debt
Principal payment under capital lease obligation ...........     1,745.1         (1.1)          --      1,744.0
Proceeds from issuance of shares ...........................         8.0        106.3       (106.3)         8.0
  External .................................................         8.0           --           --          8.0
  Inter-group transactions .................................          --        106.3       (106.3)          --
Funds allocated by Alcatel .................................          --           --           --           --
Dividends (paid)/received ..................................      (557.5)        (9.5)          --       (567.0)
  External .................................................      (567.0)          --           --       (567.0)
  Inter-group transactions .................................         9.5         (9.5)          --           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ...........      (347.7)       238.0       (106.3)      (216.0)
                                                              ----------      -------      -------   ----------
Net effect of exchange rate changes ........................         5.4          1.6           --          7.0
                                                              ----------      -------      -------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .......     1,909.3        (28.3)          --      1,881.0
                                                              ----------      -------      -------   ----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .............     2,647.8         49.2           --      2,697.0
                                                              ----------      -------      -------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR ...................     4,557.1         20.9           --      4,578.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

(b)  CONSOLIDATING FINANCIAL STATEMENTS AS OF DECEMBER 2000

1)   CONSOLIDATING INCOME STATEMENT FOR Q4 2000 (UNAUDITED)

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
External ...................................................     9,628.3         60.7           --        9,689
  Inter-group transactions .................................        29.3         85.4       (114.7)          --
NET SALES ..................................................     9,657.6        146.1       (114.7)       9,689
  External .................................................    (6,765.0)       (74.0)          --       (6,839)
  Inter-group allocated expenses ...........................         1.8         (1.8)          --           --
  Inter-group transactions .................................       (87.2)       (19.2)       106.5           --
COST OF SALES ..............................................    (6,850.3)       (95.2)       106.5       (6,839)
GROSS PROFIT ...............................................     2,807.3         50.9         (8.2)       2,850
                                                              ----------      -------      -------   ----------
  External .................................................    (1,202.7)        (3.3)          --       (1,206)
  Inter-group allocated expenses ...........................         1.9         (1.9)          --           --
  Inter-group transactions .................................         4.3         (4.3)          --           --
ADMINISTRATIVE AND SELLING EXPENSES ........................    (1,196.5)        (9.5)          --       (1,206)
  External .................................................      (753.6)        (9.4)          --         (763)
  Inter-group allocated costs ..............................         1.5         (1.5)          --           --
RESEARCH & DEVELOPMENT COSTS ...............................      (752.1)       (10.9)          --         (763)
INCOME FROM OPERATIONS .....................................       858.6         30.6         (8.2)         881
                                                              ----------      -------      -------   ----------
  External .................................................      (204.9)        (1.1)          --         (206)
  Inter-group allocated expenses ...........................        (0.7)         0.7           --           --
  Inter-group transactions .................................         0.1         (0.1)          --           --
FINANCIAL INCOME (LOSS) ....................................      (205.4)        (0.6)          --         (206)
Restructuring costs ........................................         (27)          --           --          (27)
Other revenue (expenses) ...................................        (9.1)         0.1           --           (9)
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D ............................................       617.1         30.1         (8.2)         639
                                                              ----------      -------      -------   ----------
  External .................................................         (83)          --           --          (83)
  Inter-group transactions .................................         7.8        (10.8)           3           --
INCOME TAX .................................................       (75.2)       (10.8)           3          (83)
Share in net income of equity affiliates ...................         1.0           --           --            1
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF
  GOODWILL AND PURCHASED R&D ...............................       542.9         19.3         (5.2)         557
                                                              ----------      -------      -------   ----------
Amortization of goodwill ...................................      (129.2)        (1.8)          --         (131)
Purchased R&D ..............................................         0.5         (0.5)          --           --
Minority interests .........................................          --           --           --           --
                                                              ----------      -------      -------   ----------
NET INCOME .................................................       414.2           17         (5.2)         426
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

2)  CONSOLIDATING INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
External ...................................................    31,263.7        144.3           --       31,408
  Inter-group transactions .................................        51.5        288.0       (339.5)          --
NET SALES ..................................................    31,315.2        432.3       (339.5)      31,408
  External .................................................   (21,960.9)      (232.1)          --      (22,193)
  Inter-group allocated expenses ...........................         2.4         (2.4)          --           --
  Inter-group transactions .................................      (287.5)       (42.2)       329.7           --
COST OF SALES ..............................................   (22,245.9)      (276.8)       329.7      (22,193)
GROSS PROFIT ...............................................     9,069.3        155.5         (9.8)       9,215
                                                              ----------      -------      -------   ----------
  External .................................................    (4,126.2)        (9.8)          --       (4,136)
  Inter-group allocated expenses ...........................         6.2         (6.2)          --           --
  Inter-group transactions .................................         8.4         (8.4)          --           --
ADMINISTRATIVE AND SELLING EXPENSES ........................    (4,111.6)       (24.4)          --       (4,136)
  External .................................................    (2,798.0)       (30.0)          --       (2,828)
  Inter-group allocated costs ..............................         6.1         (6.1)          --           --
RESEARCH & DEVELOPMENT COSTS ...............................    (2,791.9)       (36.1)          --       (2,828)
INCOME FROM OPERATIONS .....................................     2,165.7         95.1         (9.8)       2,251
                                                              ----------      -------      -------   ----------
  External .................................................      (433.5)        (1.5)          --         (435)
  Inter-group allocated expenses ...........................        (1.5)         1.5           --           --
  Inter-group transactions .................................         0.4         (0.4)          --           --
FINANCIAL INCOME (LOSS) ....................................      (434.6)        (0.4)          --         (435)
Restructuring costs ........................................        (143)          --           --         (143)
Other revenue (expenses) ...................................       622.9          0.1           --          623
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D ............................................     2,211.0         94.8         (9.8)       2,296
                                                              ----------      -------      -------   ----------
  External .................................................        (497)          --           --         (497)
  Inter-group transactions .................................        29.3        (32.9)         3.6           --
INCOME TAX .................................................      (467.7)       (32.9)         3.6         (497)
Share in net income of equity affiliates ...................       125.0           --           --          125
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL
  AND PURCHASED R&D ........................................     1,868.3         61.9         (6.2)       1,924
                                                              ----------      -------      -------   ----------
Amortization of goodwill ...................................      (573.1)        (2.9)          --         (576)
Purchased R&D ..............................................         0.5        (21.5)          --          (21)
Minority interests .........................................        (3.0)          --           --           (3)
                                                              ----------      -------      -------   ----------
NET INCOME .................................................     1,292.7         37.5         (6.2)       1,324
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

3)   CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2000

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
Goodwill, net ..............................................     6,910.6        132.4           --      7,043.0
Other intangible assets, net ...............................       481.3         22.7           --        504.0
INTANGIBLE ASSETS, NET .....................................     7,391.9        155.1           --      7,547.0
  External .................................................    11,796.2        144.8           --     11,941.0
  Inter-group allocations ..................................          --           --           --           --
  Inter-group transactions .................................       (17.4)        17.4           --           --
TOTAL PROPERTY, PLANT AND EQUIPMENT ........................    11,778.8        162.2           --     11,941.0
  External .................................................    (7,234.4)       (48.6)          --     (7,283.0)
  Inter-group allocations ..................................          --           --           --           --
  Inter-group transactions .................................         6.0         (6.0)          --           --
LESS TOTAL ACCUMULATED DEPRECIATION ........................    (7,228.4)       (54.6)          --     (7,283.0)
PROPERTY, PLANT AND EQUIPMENT, NET .........................     4,550.4        107.6           --      4,658.0
Share in net assets of equity affiliates ...................     1,152.0           --           --      1,152.0
Other investments and miscellaneous, net ...................     3,327.0           --           --      3,327.0
INVESTMENTS ................................................     4,479.0           --           --      4,479.0
                                                              ----------      -------      -------   ----------
TOTAL NON-CURRENT ASSETS ...................................    16,421.3        262.7           --     16,684.0
                                                              ----------      -------      -------   ----------
TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET ................     7,295.7        131.0        (11.7)     7,415.0
  External .................................................    10,616.0         43.0           --     10,659.0
  Inter-group transactions .................................        46.5         48.7        (95.2)          --
TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET ..........    10,662.5         91.7        (95.2)    10,659.0
  External .................................................     5,118.4         41.6           --      5,160.0
  Inter-group transactions .................................          --           --           --           --
OTHER ACCOUNTS RECEIVABLE ..................................     5,118.4         41.6           --      5,160.0
ACCOUNTS RECEIVABLE, NET ...................................    15,780.9        133.3        (95.2)    15,819.0
CASH POOLING -- ALCATEL CURRENT ACCOUNT
Short-term investments .....................................       363.0           --           --        363.0
Marketable securities, net .................................        77.9          2.1           --         80.0
Cash Pooling -- Alcatel current account ....................       (46.7)        46.7           --           --
Cash .......................................................     2,616.6          0.4           --      2,617.0
CASH AND CASH EQUIVALENTS ..................................     2,647.8         49.2           --      2,697.0
                                                              ----------      -------      -------   ----------
SHORT TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS .......     3,010.8         49.2           --      3,060.0
                                                              ----------      -------      -------   ----------
TOTAL CURRENT ASSETS .......................................    26,087.4        313.5       (106.9)    26,294.0
                                                              ----------      -------      -------   ----------
TOTAL ASSETS ...............................................    42,508.7        576.2       (106.9)    42,978.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY
BEFORE APPROPRIATION .......................................    14,020.2        347.0         (6.2)    14,931.0
MINORITY INTERESTS .........................................       435.0           --           --        435.0
Accrued pension and retirement obligations .................     1,289.9          2.1           --      1,292.0
Other reserves .............................................     2,986.0         19.0           --      3,005.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES .................     4,275.9         21.1           --      4,297.0
Bonds and notes issued .....................................     4,972.0           --           --      4,972.0
  External .................................................     2,410.9          7.1           --      2,418.0
  Inter-group transactions .................................       (29.0)        29.0                        --
OTHER BORROWINGS ...........................................     2,381.9         36.1           --      2,418.0
TOTAL FINANCIAL DEBT .......................................     7,353.9         36.1           --      7,390.0
  External .................................................     1,559.9          0.1           --      1,560.0
  Inter-group transactions .................................          --           --           --           --
CUSTOMERS' DEPOSIT AND ADVANCES ............................     1,559.9          0.1           --      1,560.0
  External .................................................     6,320.2         72.8           --      6,393.0
  Inter-group transactions .................................        48.7         46.5        (95.2)          --
TRADE PAYABLES AND RELATED ACCOUNTS(a) .....................     6,368.9        119.3        (95.2)     6,393.0
DEBT LINKED TO THE BANK ACTIVITY ...........................       932.0           --           --        932.0
  External .................................................     7,557.4         52.6           --      7,610.0
  Inter-group transactions .................................         5.5           --         (5.5)          --
                                                              ----------      -------      -------   ----------
OTHER PAYABLES .............................................     7,562.9         52.6         (5.5)     7,610.0
TOTAL OTHER LIABILITIES ....................................    15,423.7        172.0       (100.7)    16,495.0
                                                              ----------      -------      -------   ----------
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION ............    42,508.7        576.2       (106.9)    42,978.0
                                                              ==========      =======      =======   ==========

----------
(a) Accrued contract costs previously under the line "accrued contracts costs and other reserves" have been reclassified under the line "trade payables" (EURO 650 million at December 31, 2000).

                            ALCATEL AND SUBSIDIARIES

4)  CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income .................................................     1,292.7         37.5         (6.2)     1,324.0
Minority interests .........................................         3.0           --           --          3.0

ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
Depreciation and amortization, net .........................     1,743.7         42.3           --      1,786.0
  External .................................................     1,745.0         41.0           --      1,786.0
  Inter-group transactions .................................        (1.3)         1.3           --           --
Changes in reserves for pension obligations, net ...........        23.6          0.4           --         24.0
Changes in other reserves, net .............................       (39.8)         7.8           --        (32.0)
Net (gain) loss on disposal of non-current assets ..........      (915.0)          --           --       (915.0)
Share in Net income of equity affiliates ...................       (47.0)          --           --        (47.0)
Other ......................................................        (9.6)         9.6           --           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE
  CHANGES IN WORKING CAPITAL ...............................     2,051.6         97.6         (6.2)       2,143
                                                              ----------      -------      -------   ----------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
Decrease (increase) in accounts receivable .................    (2,098.3)       (78.1)        29.4     (2,147.0)
  External .................................................    (2,079.7)       (67.3)          --     (2,147.0)
  Inter-group transactions .................................       (18.6)       (10.8)        29.4           --
Decrease (increase) in inventories .........................    (3,251.3)       (88.5)         9.8     (3,330.0)
Increase (decrease) in accounts payable and accrued ........     2,007.8        114.2        (33.0)     2,089.0
  expenses
  External .................................................     1,993.4         95.6           --      2,089.0
  Inter-group transactions .................................        14.4         18.6        (33.0)          --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES
  CASH FLOWS FROM INVESTING ACTIVITIES .....................    (1,290.2)        45.2           --     (1,245.0)
                                                              ----------      -------      -------   ----------
Proceeds from disposal of fixed assets .....................       107.0           --           --        107.0
Capital expenditures .......................................    (1,761.7)       (72.3)          --     (1,834.0)
  External .................................................    (1,761.7)       (72.3)          --     (1,834.0)
  Inter-group transactions .................................          --           --           --           --
Decrease (increase) in loans ...............................      (962.0)          --           --       (962.0)
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition of
  unconsolidated companies .................................      (649.5)      (184.5)          --       (834.0)
Cash proceeds from sale of previously consolidated
  companies net of cash sold, and from sale of
  unconsolidated companies .................................     1,572.9          6.1           --      1,579.0
Decrease (increase) in short term investments ..............        92.0           --           --         92.0
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ...........    (1,601.3)      (250.7)          --     (1,852.0)
                                                              ----------      -------      -------   ----------
NET CASH FLOWS AFTER INVESTING ACTIVITIES ..................    (2,891.5)      (205.5)          --     (3,097.0)
                                                              ==========      =======      =======   ==========
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in advance from Alcatel CIT .......................          --           --           --           --
Increase (Decrease) in short-term debt .....................      (906.4)        17.4           --       (889.0)
Proceeds from issuance of long-term debt ...................     2,564.2          0.8           --      2,565.0
Principal payment under capital lease obligation ...........         1.3         (1.3)          --           --
Proceeds from issuance of shares ...........................     1,245.0        245.0           --      1,490.0
  External .................................................     1,490.0           --           --      1,490.0
  Inter-group transactions .................................      (245.0)       245.0           --           --
Funds allocated by Alcatel .................................          --           --           --           --
Dividends (paid)/received ..................................      (496.5)       (11.5)          --       (508.0)
  External .................................................      (508.0)          --           --       (508.0)
  Inter-group transactions .................................        11.5        (11.5)          --           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ...........     2,407.6        250.4           --      2,658.0
                                                              ----------      -------      -------   ----------
Net effect of exchange rate changes ........................        (4.0)          --           --         (4.0)
                                                              ----------      -------      -------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .......      (487.9)        44.9           --       (443.0)
                                                              ----------      -------      -------   ----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .............     3,135.7          4.3           --      3,140.0
                                                              ----------      -------      -------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR ...................     2,647.8         49.2           --      2,697.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

C)   CONSOLIDATING FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999

1)   CONSOLIDATING INCOME STATEMENTS Q4 1999

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
  External .................................................     7,662.7          8.3           --      7,671.0
  Inter-group transactions .................................         5.7         56.5        (62.2)          --
NET SALES ..................................................     7,668.4         64.8        (62.2)     7,671.0
  External .................................................    (5,471.0)       (32.0)          --     (5,502.0)
  Inter-group allocated expenses ...........................         0.5         (0.5)          --           --
  Inter-group transactions .................................       (55.0)        (5.9)        61.0           --
COST OF SALES ..............................................    (5,525.5)       (38.5)        61.0     (5,502.0)
GROSS PROFIT ...............................................     2,142.9         26.3         (1.2)     2,169.0
                                                              ----------      -------      -------   ----------
  External .................................................      (944.2)        (1.8)          --      (946,0)
  Inter-group allocated expenses ...........................         1.2         (1.2)          --           --
  Inter-group transactions .................................         1.7         (1.7)          --           --
ADMINISTRATIVE AND SELLING EXPENSES ........................       941.4         (4.6)          --       (946.0)
  External .................................................      (550.5)        (4.5)          --       (555.0)
  Inter-group allocated costs ..............................         1.7         (1.7)          --           --
RESEARCH & DEVELOPMENT COSTS ...............................      (548.8)        (6.2)          --       (555.0)
INCOME FROM OPERATIONS .....................................       653.7         15.5         (1.2)       668.0
                                                              ----------      -------      -------   ----------
  External .................................................       (68.0)          --           --       (68,0)
  Inter-group allocated expenses ...........................          --           --           --           --
  Inter-group transactions .................................          --           --           --           --
FINANCIAL INCOME (LOSS) ....................................       (68.0)          --           --        (68.0)
Restructuring costs ........................................      (162.0)          --           --       (162.0)
Other revenue (expenses) ...................................       534.0           --           --        534.0
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND PURCHASED
  R&D ......................................................       957.7         15.5         (1.2)       972.0
                                                              ----------      -------      -------   ----------
  External .................................................      (188.0)          --           --       (188.0)
  Inter-group transactions .................................         3.9         (4.3)         0.4           --
INCOME TAX .................................................      (184.1)        (4.3)         0.4       (188.0)
Share in net income of equity affiliates ...................        80.0           --           --         80.0
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL AND
  PURCHASED R&D ............................................       853.6         11.2         (0.8)       864.0
                                                              ----------      -------      -------   ----------
Amortization of goodwill ...................................      (175.0)          --           --       (175.0)
Purchased R&D ..............................................      (329.0)          --           --       (329.0)
Minority interests .........................................       (22.0)          --           --        (22.0)
                                                              ----------      -------      -------   ----------
NET INCOME .................................................       328.7         11.2         (0.8)       338.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

2)   CONSOLIDATING INCOME STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
External ...................................................    22,991.1         31.9           --     23,023.0
  Inter-group transactions .................................        13.8        145.2       (159.0)          --
NET SALES ..................................................    23,004.9        177.1       (159.0)    23,023.0
  External .................................................   (16,313.3)       (98.7)          --    (16,412.0)
  Inter-group allocated expenses ...........................         1.1         (1.1)          --           --
  Inter-group transactions .................................      (143.6)       (14.8)       158.4           --
COST OF SALES ..............................................   (16,455.8)      (114.6)       158.4    (16,412.0)
GROSS PROFIT ...............................................     6,549.1         62.5         (0.6)     6,611.0
                                                              ----------      -------      -------   ----------
  External .................................................    (3,222.2)        (5.8)          --     (3,228.0)
  Inter-group allocated expenses ...........................         3.2         (3.2)          --           --
  Inter-group transactions .................................         4.0         (4.0)          --           --
ADMINISTRATIVE AND SELLING EXPENSES ........................    (3,215.0)       (13.0)          --     (3,228.0)
  External .................................................    (2,090.8)       (18.2)          --     (2,109.0)
  Inter-group allocated costs ..............................         6.7         (6.7)          --           --
RESEARCH & DEVELOPMENT COSTS ...............................    (2,084.1)       (24.9)          --     (2,109.0)
                                                              ----------      -------      -------   ----------
INCOME FROM OPERATIONS .....................................     1,251.0         24.6         (0.6)     1,275.0
  External .................................................      (180.9)        (0.1)          --       (181.0)
  Inter-group allocated expenses ...........................        (0.4)         0.4           --           --
  Inter-group transactions .................................         0.4         (0.4)          --           --
FINANCIAL INCOME (LOSS) ....................................      (180.9)        (0.1)          --       (181.0)
Restructuring costs ........................................      (380.0)          --           --       (380.0)
Other revenue (expenses) ...................................       925.9         (0.9)          --        925.0
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D ............................................     1,616.0         23.6         (0.6)     1,639.0
                                                              ----------      -------      -------   ----------
  External .................................................      (368.0)          --           --       (368.0)
  Inter-group allocated expenses ...........................         7.3         (7.5)         0.2           --
INCOME TAX .................................................      (360.7)        (7.5)         0.2       (368.0)
Share in net income of equity affiliates ...................       210.0           --           --        210.0
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF
  GOODWILL AND PURCHASED R&D ...............................     1,465.3         16.1         (0.4)     1,481.0
                                                              ----------      -------      -------   ----------
Amortization of goodwill ...................................      (471.0)          --           --       (471.0)
Purchased R&D ..............................................      (329.0)          --           --       (329.0)
Minority interests .........................................       (37.0)          --           --        (37.0)
                                                              ----------      -------      -------   ----------
NET INCOME .................................................       628.3         16.1         (0.4)       644.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

3)   CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 1999

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
Goodwill, net ..............................................     7,054.0           --           --      7,054.0
Other intangible assets, net ...............................       312.3          0.7           --        313.0
INTANGIBLE ASSETS, NET .....................................     7,366.3          0.7           --      7,367.0
  External .................................................    10,338.5         62.5           --     10,401.0
  Inter-group allocations ..................................        (1.0)         1.0           --           --
  Inter-group transactions .................................        (8.8)         8.8           --           --
TOTAL PROPERTY, PLANT AND EQUIPMENT ........................    10,328.7         72.3           --     10,401.0
  External .................................................    (6,545.5)       (32.5)          --     (6,578.0)
  Inter-group allocations ..................................         0.4         (0.4)          --           --
  Inter-group transactions .................................         4.7         (4.7)          --           --
LESS TOTAL ACCUMULATED DEPRECIATION ........................    (6,540.4)       (37.6)          --     (6,578.0)
PROPERTY, PLANT AND EQUIPMENT, NET .........................     3,788.3         34.7           --      3,823.0
Share in net assets of equity affiliates ...................     1,045.0           --           --      1,045.0
Other investments and miscellaneous, net ...................     2,528.0           --           --      2,528.0
INVESTMENTS ................................................     3,573.0           --           --      3,573.0
                                                              ----------      -------      -------   ----------
TOTAL NON-CURRENT ASSETS ...................................    14,727.7         35.4           --     14,763.0
                                                              ----------      -------      -------   ----------
TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET ................     3,919.1         42.8         (1.9)     3,960.0
  External .................................................     8,456.8          4.2           --      8,461.0
  Inter-group transactions .................................        16.3         37.9        (54.2)          --
TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET ..........     8,473.1         42.1        (54.2)     8,461.0
  External .................................................     3,416.9         10.1           --      3,427.0
  Inter-group transactions .................................        11.6           --        (11.6)          --
OTHER ACCOUNTS RECEIVABLE ..................................     3,428.5         10.1        (11.6)     3,427.0
ACCOUNTS RECEIVABLE, NET ...................................    11,901.6         52.2        (65.8)    11,888.0
CASH POOLING -- ALCATEL CURRENT ACCOUNT ....................        (6.1)         6.1           --           --
(maturity not less than 3 months)
Short-term investments .....................................       455.0           --           --        455.0
Marketable securities, net .................................       260.0           --           --        260.0
Cash Pooling -- Alcatel current account ....................        (4.2)         4.2           --           --
(maturity less than 3 months)
Cash .......................................................     2,925.9          0.1           --      2,926.0
CASH AND CASH EQUIVALENTS ..................................     3,135.7          4.3           --      3,140.0
                                                              ----------      -------      -------   ----------
SHORT TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS .......     3,590.7          4.3           --      3,595.0
                                                              ----------      -------      -------   ----------
TOTAL CURRENT ASSETS .......................................    19,405.3        104.5        (67.7)    19,443.0
                                                              ----------      -------      -------   ----------
TOTAL ASSETS ...............................................    34,132.9        140.8        (67.7)    34,206.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY AFTER .......    11,476.4         56.7         (1.1)    11,532.0
  APPROPRIATION
MINORITY INTERESTS .........................................       463.0           --           --        463.0
Accrued pension and retirement obligations .................     1,254.4          1.6           --      1,256.0
Other reserves .............................................     3,263.9         13.1           --      3,277.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES .................     4,518.3         14.7           --      4,533.0
Bonds and notes issued .....................................     3,462.0           --           --      3,462.0
  External .................................................     2,383.0           --           --      2,383.0
  Inter-group transactions .................................        (4.7)         4.7           --           --
OTHER BORROWINGS ...........................................     2,378.3          4.7           --      2,383.0
TOTAL FINANCIAL DEBT .......................................     5,840.3          4.7           --      5,845.0
  External .................................................     1,107.0           --           --      1,107.0
  Inter-group transactions .................................          --          0.1         (0.1)          --
CUSTOMERS' DEPOSITS AND ADVANCES ...........................     1,107.0          0.1         (0.1)     1,107.0
  External .................................................     4,581.4         18.6           --      4,600.0
  Inter-group transactions .................................        37.9         16.3        (54.2)          --
TRADE PAYABLES AND RELATED ACCOUNTS(a) .....................     4,619.3         34.9        (54.2)     4,600.0
DEBT LINKED TO THE BANK ACTIVITY ...........................     1,126.0           --           --      1,126.0
  External .................................................     4,981.8         18.2           --      5,000.0
  Inter-group transactions .................................         0.8         11.5        (12.3)          --
                                                              ----------      -------      -------   ----------
OTHER PAYABLES .............................................     4,982.6         29.7        (12.3)     5,000.0
TOTAL OTHER LIABILITIES ....................................    11,834.9         64.7        (66.6)    11,833.0
                                                              ----------      -------      -------   ----------
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION ............    34,132.9        140.8        (67.7)    34,206.0
                                                              ==========      =======      =======   ==========

----------
(a) Accrued contract costs previously under the line "accrued contracts costs and other reserves" have been reclassified under the line "trade payables" (EURO 491 million at December 31, 1999).

                            ALCATEL AND SUBSIDIARIES

4)  CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                ALCATEL
                                                              EX-OPTRONICS    OPTRONICS                ALCATEL
                                                                DIVISION      DIVISION   ELIMINATIONS   GROUP
                                                              ------------    ---------  ------------  -------
                                                                              (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income .................................................       628.3         16.1         (0.4)       644.0
Minority interests .........................................        37.0           --           --         37.0
ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
Depreciation and amortization, net .........................     1,841.8          8.2           --      1,850.0
  External .................................................     1,842.8          7.2           --      1,850.0
  Inter-group transactions .................................        (1.0)         1.0           --           --
Changes in reserves for pension obligations, net ...........      (116.8)         0.8           --       (116.0)
Changes in other reserves, net .............................      (147.1)         1.1           --       (146.0)
Net (gain) loss on disposal of non-current assets ..........      (862.0)          --           --       (862.0)
Share in Net income of equity affiliates ...................      (133.0)          --           --       (133.0)
Other ......................................................          --           --           --           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE
  CHANGES IN WORKING CAPITAL ...............................     1,248.2         26.2         (0.4)     1,274.0
                                                              ----------      -------      -------   ----------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
Decrease (increase) in accounts receivable .................      (458.5)       (12.3)        17.8       (453.0)
  External .................................................      (454.8)         1.8           --       (453.0)
  Inter-group transactions .................................        (3.7)       (14.1)        17.8           --
Decrease (increase) in inventories .........................      (328.3)        (5.3)         0.6       (333.0)
Increase (decrease) in accounts payable and accrued
  expenses .................................................       600.6          5.4        (18.0)       588.0
  External .................................................       586.3          1.7           --        588.0
  Inter-group transactions .................................        14.3          3.7        (18.0)          --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..................     1,062.0         14.0           --      1,076.0
                                                              ----------      -------      -------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets .....................       191.0           --           --        191.0
Capital expenditures .......................................    (1,209.3)       (14.7)          --     (1,224.0)
  External .................................................    (1,209.3)       (14.7)          --     (1,224.0)
  Inter-group transactions .................................          --           --           --           --
Decrease (increase) in loans ...............................       (20.0)          --           --        (20.0)
Cash expenditures for acquisition of consolidated companies
  net of cash acquired, and for acquisition of unconsolidated
  companies ................................................    (2,173.0)          --           --     (2,173.0)
Cash proceeds from sale of previously consolidated
  companies net of cash sold and from sale of unconsolidated
  companies ................................................       750.0           --           --        750.0
Decrease (increase) in Alcatel current account (maturity
  more than 3 months) ......................................       (12.2)        12.2           --           --
Decrease (increase) in short term investments ..............         5.0           --           --          5.0
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ...........    (2,468.5)        (2.5)          --     (2,471.0)
                                                              ----------      -------      -------   ----------
NET CASH FLOWS AFTER INVESTING ACTIVITIES ..................    (1,406.5)        11.5           --     (1,395.0)
                                                              ==========      =======      =======   ==========
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in advance from Alcatel CIT .......................          --           --           --           --
Increase (Decrease) in short-term debt .....................      (352.0)          --           --       (352.0)
Proceeds from issuance of long-term debt ...................     1,756.0           --           --      1,756.0
Principal payment under capital lease obligation ...........         1.0         (1.0)          --           --
Proceeds from issuance of shares ...........................       110.0           --           --        110.0
  External .................................................       110.0           --           --        110.0
  Inter-group transactions .................................          --           --           --           --
Funds allocated by Alcatel .................................         3.0         (3.0)          --           --
Dividends (paid)/received ..................................      (380.0)       (11.0)          --       (391.0)
  External .................................................      (391.0)          --           --       (391.0)
  Inter-group transactions .................................        11.0        (11.0)          --           --
                                                              ----------      -------      -------   ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ...........     1,138.0        (15.0)          --      1,123.0
                                                              ----------      -------      -------   ----------
Net effect of exchange rate changes ........................        55.0           --           --         55.0
                                                              ----------      -------      -------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .......      (213.5)        (3.5)          --       (217.0)
                                                              ----------      -------      -------   ----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR .............     3,349.2          7.8           --      3,357.0
                                                              ----------      -------      -------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR ...................     3,135.7          4.3           --      3,140.0
                                                              ==========      =======      =======   ==========

                            ALCATEL AND SUBSIDIARIES

NOTE 36 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY
           ALCATEL AND U.S. GAAP

     Alcatel's accounting policies comply with generally accepted accounting principles in France (French GAAP) (see note 1). Elements of Alcatel's accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a)  AMORTIZATION OF ACQUISITION GOODWILL

     In Alcatel's Consolidated Financial Statements under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years. Under U.S. GAAP, goodwill must be amortized against income over its estimated life, not to exceed 40 years. The Group has concluded that the goodwill has an indeterminate life and, as a result, has used a 40-year life in preparing the U.S. GAAP reconciliation. However, for the most recent acquisitions, the remaining goodwill, after allocation of a portion of the purchase price to purchased research and development, is amortized over a 20-year life under French GAAP as well as under U.S. GAAP.

(b)  ACCOUNTING FOR MARKETABLE SECURITIES AND MARKETABLE EQUITY SECURITIES

     Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders' equity.

(c)  LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER
     COSTS

     Alcatel accounts for these liabilities when restructuring programs have been finalized and approved by Group management and have been announced before the approval of the financial statements. The Group has applied EITF 94-3, SFAS 88 and SFAS 112 for the U.S. GAAP reconciliation. Under such requirements, the conditions for recording a restructuring reserve in the balance sheet are more stringent than under Alcatel's policy.

     Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and notification to the employees who are to be terminated before the balance sheet date. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing policy creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such provisions are not accrued for U.S. GAAP purposes and (ii) restructuring charges accrued under U.S. GAAP that were expensed for French GAAP purposes in a prior period. Under U.S. GAAP, severance costs are recorded as a liability when notification is made before the balance sheet date to the employees who are to be terminated.

(d)  INCOME TAXES

     From January 1, 1998, Alcatel's accounting policies follow the recognition of deferred tax assets under U.S. GAAP. Consequently, there is no adjustment to reconcile Alcatel's Consolidated Financial Statements in French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. The Group's share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately EURO 1,764 million, EURO 2,430 million and EURO 6,137 million respectively as of December 31, 2001, 2000 and 1999. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

                            ALCATEL AND SUBSIDIARIES

(e)  ACCOUNTING FOR PRE-EXISTING STOCK OPTION PLANS IN BUSINESS COMBINATIONS

     In connection with purchase transactions, Alcatel exchanges Alcatel options for the outstanding options to purchase shares of the acquired company. Alcatel records the fair value of the outstanding options exchanged as a liability of the acquired company.

     Under U.S. GAAP, Alcatel credits the fair value of the options exchanged to shareholders' equity, with the debit included as part of the cost of the acquisition.

(f)  PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

     The classification of certain items in, and the format of, Alcatel's Consolidated Financial Statements vary to some extent from U.S. GAAP.

     The most significant reporting and presentation practices followed by Alcatel which differ from U.S. GAAP are described in the following paragraphs:

     In its balance sheet, Alcatel reports advance payments on long-term contracts received from customers as a liability. Under U.S. GAAP, advance payments, determined contract by contract, are generally shown as a reduction of unbilled contract costs or, to the extent advance payments exceed unbilled contract costs, as a liability.

     Accrued interest, short-term borrowings, bank overdrafts and short-term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability ( EURO 1,796 million at December 31, 2001, EURO 1,813 million at December 31, 2000 and EURO 2,367 million at December 31, 1999).

     The short-term portion of accrued pensions, retirement obligations, accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP ( EURO 3,547 million at December 31, 2001, EURO 3,312 million at December 31, 2000 and EURO 3,305 million at December 31, 1999). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as non-current liabilities ( EURO 2,944 million at December 31, 2001, EURO 1,482 million at December 31, 2000, and EURO 1,434 million at December 31, 1999).

     Deferred income tax assets are recorded in the consolidated balance sheet insofar it is more likely than not that the tax benefit will be realized, deferred income tax assets would be recorded for the full amount and a valuation allowance accounted for, if necessary.

     SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is applicable for sales occurred after March 31, 2001. As the "SVF 1999-A trust" does not meet the criteria of a Qualified Special Purpose Entity under SFAS 140, the SVF is consolidated under U.S. GAAP in Alcatel consolidated balance sheet at December 31, 2001, leading to an increase of other investments and short-term financial debt amounted to EURO 792 million compared to French GAAP.

     Classified balance sheets are presented in note 37(c)(2).

     Under U.S. GAAP income statement presentation (see note 37), other revenues (expenses) detailed in note 6 have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item after operating income.

     In its statement of cash flows, Alcatel presents the items "net cash provided (used) by operating activities before changes in working capital" and "net cash flow after investment", these items would not be shown under U.S. GAAP statement of cash flows presentation.

                            ALCATEL AND SUBSIDIARIES

(g)  RELATED PARTIES

     Under U.S. GAAP, information provided for in note 29 would be presented on the face of the Consolidated Balance Sheets and the Consolidated Income Statements.

(h)  OTHER COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130 "Other Comprehensive Income", effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i) ADOPTION OF FRENCH "POOLING OF INTERESTS" ACCOUNTING METHOD FOR STOCK-FOR-STOCK BUSINESS COMBINATIONS UNDER FRENCH GAAP

     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the date of acquisition adjusted to Alcatel's accounting method. The difference resulting from the application of the pooling of interests accounting method remains in shareholders' equity.

     The two stock-for-stock acquisitions made during the first half 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, and the stock-for-stock acquisition of Kymata made during the second half 2001, have been accounted for using the pooling of interest accounting method for French GAAP purposes.

     Under U.S. GAAP, the DSC Communications Corporation, Genesys
Telecommunications Laboratories, Newbridge Networks Corporation and Kymata acquisitions have been recorded under the purchase accounting method.

     In connection with the acquisition of DSC, the Group allocated USD 1.096 billion of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1.096 billion of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described in note 1(d) which is now identical to the method used under U.S. GAAP (see Note 35(i)). More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

     The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years -- USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

     Estimated total revenues from the acquired in-process technology should peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company is expected to enjoy higher profit margins in future periods.

                            ALCATEL AND SUBSIDIARIES

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described in note 1(d) which is now identical to the method used under U.S. GAAP. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).

     Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

     Estimated total revenues from the acquired in-process technology should peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that are unknown at this time.

(j)  IMPAIRMENT OF LONG-LIVED ASSETS

     The impairment policy described in note 1(e) relates to impairment of property, plant and equipment as well as goodwill and other intangible assets and complies with SFAS 121 and APB 17.

(k)  NEWBRIDGE ACQUISITION

     As discussed in note 2, Alcatel entered into an agreement to acquire Newbridge Networks Corporation (Newbridge) in February 2000. This transaction was closed in May 2000.

     Pursuant to this transaction, Alcatel issued 96,112,224 Alcatel class A ADS and 53,981,754 exchangeable shares to the Newbridge shareholders, each exchangeable share exchangeable for one Alcatel class A ADS for a period not to exceed 5 years from the closing date.

     Exchangeable shares were created to allow a deferral of income tax for certain Canadian shareholders of Newbridge. The exchangeable shares are intended to be economically equivalent to an Alcatel class A share with the exception that they have no voting right on any matters on which holders of Alcatel class A ADSs are permitted to vote. They are entitled to receive the same dividend as the holders of class A ADSs. On the

                            ALCATEL AND SUBSIDIARIES
redemption date, each exchangeable share will be exchanged for one Alcatel class A ADS, plus any dividend amount corresponding to its right to dividend as of the date of redemption. In order to satisfy the exchange rights of the exchangeable shareholders Coralec, a wholly owned subsidiary of Alcatel, issued bonds repayable in Alcatel class A shares to Alcatel Holdings Canada, a wholly owned subsidiary of Alcatel and the legal acquirer of Newbridge. The Alcatel class A shares payable on the bonds will be used by Coralec when the exchangeable shareholders exercise their exchange rights on or prior to the redemption date.

     For accounting purposes, the Newbridge acquisition cost (EURO 7,170 million) was determined based on the average Alcatel class A share price two days after and two days before the announcement of the transaction (EURO 45.8 per share, a total amount of EURO 6,874 million) and also includes the fair value of the Newbridge stock option plan and warrants that were converted into options and warrants to acquire Alcatel class A ADS using the same exchange ratio as the one used for the exchange of Newbridge common stock for Alcatel class A ADSs on the acquisition date ( EURO 271 million) and acquisition costs (EURO 25 million).

     -  The purchase price was allocated to:

     - acquired technology for EURO 518 million, amortized over 7 years, in process research and development for EURO 809 million,

     - deferred tax liabilities for EURO 155 million, resulting in a goodwill of EURO 5.21 billion, amortized over 20 years.

(l)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Under French GAAP, income (expense) related to use of derivative instruments is accounted for as defined in Note 1(q). Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." ("SFAS 133") as amended by SFAS No. 137 and SFAS No.
138. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting.

NOTE 37 -- RECONCILIATION TO U.S. GAAP

     The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 2001, 2000 and 1999 and Alcatel shareholders' equity at December 31, 2001, 2000 and 1999, which would be required if U.S. GAAP had been applied instead of French GAAP.

     On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. The Group has adopted the euro as its reporting currency in its Consolidated Financial Statements. From January 1, 1999, consolidated financial statements are prepared in euros.

                            ALCATEL AND SUBSIDIARIES

(a)  CONSOLIDATED INCOME STATEMENTS

(1)  NET INCOME (LOSS)

                                                                           2001(a)         2001          2000         1999
                                                                           -------         ----          ----         ----
                                                                                             (IN MILLIONS)
NET INCOME (LOSS) AS REPORTED IN THE CONSOLIDATED
  INCOME STATEMENTS ...................................................   $  (4,418)   EURO (4,963)   EURO 1,324   EURO  644
Amortization of acquisition goodwill ..................................         236            265           186         196
Accounting for investments in securities ..............................           8              9           (11)         (2)
Restructuring plans ...................................................         269            302          (189)        (72)
Income taxes ..........................................................          54             61            (1)          9
Purchased in process research and development .........................         (12)           (13)         (910)         --
Adjustment of French pooling of interests accounting method ...........        (516)          (580)         (860)       (153)
Derivative instruments and hedging activities .........................         194            218
Other adjustments* ....................................................          44             49          (184)       (148)
Tax effect of the above adjustments ...................................         (34)           (38)          164         (25)
Cumulative effect of adoption of SFAS 133, net of tax .................        (220)          (247)           --          --
                                                                          ---------    -----------    ----------    --------
NET INCOME (LOSS) ACCORDING TO U.S. GAAP ..............................      (4,394)        (4,937)         (481)        449
                                                                          =========    ===========    ==========    ========

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

*    For 2001, concerns mainly:

     - Compensation expenses of EURO (101) million essentially in connection with the stock option plans for which no expenses are recorded under French GAAP.

     - EURO 85 million income relating to cancellation of previous years adjustments as a consequence of the 2001 disposals of previously consolidated and unconsolidated companies.

     - EURO 65 million income relating to the cancellation under U.S. GAAP of the exceptional amortization recognized under French GAAP on Innovative Fibers goodwill and to contingent consideration to be paid to key employees in connection with the acquisition of Innovative Fibers.

For 2000, concerns mainly:

     - Compensation expenses of EURO (144) million essentially in connection with the stock option plans for which no expenses are recorded under French GAAP.

For 1999, concerns mainly:

     - the cancellation of EURO 75 million relating to the change in actuarial valuation of the pension obligation due to the adoption of new accounting standards (see note 1(k)) and EURO 77 million relating to the conversion of the Vivendi's convertible bonds at the beginning of 1999 (note 6).

     - performance stock option plan ( EURO 53 million). For 1998, concerns mainly retirement benefits and unpaid interests and unamortized premiums on converted bonds (see note 5*).

                                   ALCATEL AND SUBSIDIARIES

(2)  SUMMARIZED U.S. GAAP CONSOLIDATED INCOME STATEMENTS

     The Consolidated Income Statements for the years ended December 31, 2001, 2000 and 1999 have been adjusted to reflect the main differences between U.S. GAAP and French GAAP discussed above.

                                                                 2001(a)          2001           2000           1999
                                                                ---------       --------       --------       --------
                                                                                     (IN MILLIONS)
NET SALES ..................................................   $     22,811   EURO  25,627    EURO 31,382    EURO 23,152
Cost of sales ..............................................        (17,898)       (20,108)       (22,421)       (16,597)
Administrative and selling expenses ........................         (3,875)        (4,354)        (4,301)        (3,331)
Research and development expenses ..........................         (2,575)        (2,893)        (2,828)        (2,121)
Purchased in process R&D ...................................            (12)           (13)          (931)          (329)
Restructuring costs and write down of assets* ..............         (1,233)        (1,385)          (332)          (408)
Amortization of goodwill ...................................         (1,792)        (2,013)          (748)          (392)
Other operating expenses ...................................           (130)          (146)            --             --
                                                               ------------   ------------    -----------    -----------
INCOME (LOSS) FROM OPERATIONS ..............................         (4,704)        (5,285)          (179)           (26)
Interest expense ...........................................         (1,946)        (2,186)        (1,328)          (589)
Interest income and other financial income, net ............            597            671            920            448
Other income (expense), net ................................            (62)           (70)          (375)           109
Gain on sale of stock in subsidiaries ......................            911          1,023            695            722
                                                               ------------   ------------    -----------    -----------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS ..........         (5,204)        (5,847)          (267)           664
Share in net income of equity affiliates ...................            (14)           (16)           126            210
Provision for income tax ...................................          1,049          1,178           (337)          (388)
Minority interests .........................................             (4)            (5)            (3)           (37)
                                                               ------------   ------------    -----------    -----------
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE                                                             (4,175)        (4,690)          (481)           449
                                                               ============   ============    ===========    ===========
Cumulative effect of adoption of SFAS 133, net of tax ......           (220)          (247)            --             --
                                                               ------------   ------------    -----------    -----------
NET INCOME (LOSS) ..........................................   $     (4,394)  EURO  (4,937)   EURO   (481)   EURO    449
                                                               ============   ============    ===========    ===========

(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

*    Incidental to restructuring plans.

(3)  EARNINGS PER SHARE UNDER U.S. GAAP:

     Earnings per share are calculated in accordance with U.S. GAAP
(see note 8).

                                                                 2001(a)          2001           2000           1999
                                                                ---------       --------       --------       --------
Class A share
BASIC EARNINGS PER SHARE:
Net income (loss) before cumulative effect of accounting
  change ...................................................   $      (3.65)   EURO (4.10)             --             --
Net income (loss) ..........................................   $      (3.84)   EURO (4.32)     EURO (0.46)     EURO 0.49
DILUTED EARNINGS PER SHARE:
Net income (loss) before cumulative effect of accounting
  change ...................................................   $      (3.65)        (4.10)             --             --
Net income (loss) ..........................................   $      (3.84)        (4.32)          (0.46)          0.48

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders' meeting of May 16, 2000.

                            ALCATEL AND SUBSIDIARIES

     The following tables present a reconciliation of the income per share and diluted earnings per share for each year disclosed.

                                                CLASS A SHARE                                       CLASS O SHARE
                            ---------------------------------------------------   ----------------------------------------------
                               NET INCOME (LOSS)      NUMBER OF       PER SHARE     NET INCOME (LOSS)      NUMBER OF   PER SHARE
2001                        (IN MILLION OF EUROS)      SHARES           AMOUNT    (IN MILLION OF EUROS)     SHARES      AMOUNT
----                        ---------------------   -------------     ---------   ---------------------   ----------   ---------
Basic earnings per share ...      (4,920)           1,139,218,457     EURO(4.32)          (17)            18,924,581   EURO(0.90)
Stock option plans .........          --                       --            --            --                     --          --
                                 -------           --------------    ----------          ----            -----------  ----------
Diluted earnings per share .      (4,920)           1,139,218,457     EURO(4.32)          (17)            18,924,581   EURO(0.90)
                                 =======           ==============    ==========          ====            ===========  ==========

     The number of outstanding subscription options as of December 31, 2001 amounted to 101,907,539 for class A shares and 1,033,400 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

                                                CLASS A SHARE                                       CLASS O SHARE
                            ---------------------------------------------------   ----------------------------------------------
                               NET INCOME (LOSS)      NUMBER OF       PER SHARE     NET INCOME (LOSS)      NUMBER OF   PER SHARE
2000                        (IN MILLION OF EUROS)      SHARES           AMOUNT    (IN MILLION OF EUROS)     SHARES      AMOUNT
----                        ---------------------   -------------     ---------   ---------------------   ----------   ---------
Basic earnings per share ...        (483)           1,060,584,401     EURO(0.46)            2             16,500,000   EURO(0.10)
Stock option plans .........          --               41,311,987            --            --                     --          --
                                   -----           --------------    -----------          ---            -----------  ----------
Diluted earnings per share .        (483)           1,101,896,388     EURO(0,46)            2             16,500,000   EURO(0.10)
                                   =====           ==============    ===========          ===            ===========  ==========

----------
* Taken into account from October 20, 2000, the issuance date for the class O shares.

    The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 70,297,022 shares and no share equivalents were taken into account in the earnings per share computation.

                                                 NET INCOME               NUMBER OF          PER SHARE
1999                                        (IN MILLION OF EUROS)           SHARES             AMOUNT
----                                        ---------------------        -----------        -----------
Basic earnings per share ................        EURO  449               922,660,435        EURO  0.49
Stock option plans ......................               --                12,549,155                --
                                                ----------              ------------       -----------
Diluted earnings per share ..............              449               935,209,590              0.48
                                                ==========              ============       ===========

     The 7% convertible bonds issued by DSC Communications in 1997 having a potential dilutive effect in the future were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 72,150,555 shares and no share equivalents were taken into account in the earnings per share computation.

                            ALCATEL AND SUBSIDIARIES

(4)  STATEMENT OF COMPREHENSIVE INCOME

     Under U.S. GAAP, the following information would be displayed within the consolidated financial statements as either a separate statement or as a component of the consolidated statement of changes in shareholders' equity and minority interests.

                                                                2001(a)        2001        2000       1999
                                                               ---------     ---------   ---------  ---------
                                                                               (IN MILLIONS)
NET INCOME (LOSS) UNDER U.S. GAAP ..........................   $  (4,394)  EURO (4,937) EURO (481) EURO   449
Other comprehensive income:
-- Foreign currency translation adjustments ................         328           369        695         429
-- Unrealized gains on securities ..........................        (698)         (784)       (65)        310
-- Minimum pension liabilities adjustments .................         (22)          (25)       (47)       (105)
-- Tax effect on the above adjustments .....................         159           179         24          (4)
                                                               ---------   -----------  ---------  ----------
COMPREHENSIVE INCOME (LOSS) ACCORDING TO U.S. GAAP .........   $  (4,627)  EURO (5,198) EURO  126  EURO 1,079
                                                               =========   ===========  =========  ==========

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum liability adjustments, foreign currency translation adjustments and unrealized gains on available-for-sale securities, respectively, would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders' equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each classification noted above.

                                                        FOREIGN
                                         MINIMUM        CURRENCY       UNREALIZED
                                        LIABILITY     TRANSLATION       GAINS ON
                                        ADJUSTMENT     ADJUSTMENT      SECURITIES
                                       -------------------------------------------
                                                 (IN MILLIONS OF EUROS)
2001
Balance beginning of the year ........    (140)              38            825
  Current period change ..............     (17)             369           (614)
                                         -----          -------          -----
Balance end of the year ..............    (157)             407            211
                                         =====          =======          =====
2000
Balance beginning of the year ........    (101)            (657)           874
  Current period change ..............     (39)             695            (49)
                                         -----          -------          -----
Balance end of the year ..............    (140)              38            825
                                         =====          =======          =====
1999
Balance beginning of the year ........     (45)          (1,086)           617
  Current period change ..............     (56)             429            257
                                         -----          -------          -----
Balance end of the year ..............    (101)            (657)           874
                                         =====          =======          =====

                            ALCATEL AND SUBSIDIARIES

(b)  SHAREHOLDERS' EQUITY

                                                                  2001(a)         2001           2000           1999
                                                               ------------    -----------    -----------    -----------
                                                                                     (IN MILLIONS)
SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED
BALANCE SHEETS, AFTER APPROPRIATION ........................   $      8,572    EURO  9,630    EURO 14,361    EURO 11,532
Amortization of acquisition goodwill .......................          1,014          1,140            919            991
Accounting for investments in securities ...................            243            273          1,051          1,142
Restructuring plans ........................................            333            374             43            235
Income taxes ...............................................             (4)            (5)          (144)          (156)
Accounting for disposal of Cegelec and Alstom ..............             --             --             91           (124)
Accounting for pre-existing stock option plans in
  business combinations ....................................            522            587            909            341
Adjustment of French pooling of interests accounting method           8,345          9,376          9,823          2,324
Derivative instruments and hedging activities ..............            194            218
Other adjustments ..........................................           (167)          (188)          (299)          (253)
Tax effect of the above adjustments ........................           (327)          (367)          (611)          (262)
Minority interests .........................................             (2)            (3)            (3)            (3)
Cumulative effect of adoption of SFAS 133, net of tax ......           (220)          (247)            --             --
                                                               ------------    -----------    -----------    -----------
SHAREHOLDERS' EQUITY ACCORDING TO U.S. GAAP ................   $     18,503    EURO 20,788    EURO 26,140    EURO 15,767
                                                               ============    ===========    ===========    ===========

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

                            ALCATEL AND SUBSIDIARIES

(c)  ADDITIONAL U.S. GAAP INFORMATION

(1)  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                     ADDITIONAL             MINIMUM    UNREALIZED    CUMULATIVE TREASURY
                                            CAPITAL   PAID-IN    RETAINED  LIABILITY    HOLDING     TRANSLATION  STOCK SHAREHOLDERS'
                                             STOCK    CAPITAL    EARNINGS  ADJUSTMENT GAINS/(LOSSES  ADJUSTMENT AT COST   EQUITY
                                            -------  ----------  --------  ---------- ------------- ----------- ------- ------------
                                                                           (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31,
  2000 AFTER APPROPRIATION .............      2,457     21,334*     3,730*      (140)       825         38     (2,104)*   26,140
Capital increase .......................          2         11                                                                13
Net change in treasury
  stock class O shares
  owned by consolidated
  subsidiaries .........................                              (10)                                                   (10)
Net change in treasury
  stock class A shares
  owned by consolidated
  subsidiaries .........................                    48         45                                         181        274
Net changes in
  unrealized holding
  gains/(losses) .......................                                                   (614)                            (614)
Minimum liability
  adjustment ...........................                                         (17)                                        (17)
Accounting for
  pre-existing stock
  option plans in business
  combinations .........................                  (295)        16                                                   (279)
Shares issued to employees
Capital increase linked
  to the acquisition of
  Kymata ...............................         22        114         --                                                    136
Translation adjustment .................                                                               369                   369
Other changes ..........................                              (90)                                                   (90)
Net income (loss) ......................                           (4,937)                                                (4,937)
                                             ------    -------    -------      -----      -----      -----    -------    -------
BALANCE AT DECEMBER 31,
  2001 BEFORE APPROPRIATION ............      2,481     21,212     (1,246)      (157)       211        407     (1,923)    20,985
Proposed appropriation
  of net income ........................                             (197)                                                  (197)
BALANCE AT DECEMBER 31,
  2001 AFTER APPROPRIATION .............      2,481     21,212     (1,443)      (157)       211        407     (1,923)    20,788
                                             ======    =======    =======      =====      =====      =====    =======    =======

----------
* Alcatel has reclassified EURO 12 million on "additional paid-in capital", EURO 7 million on "retained earnings" and EURO (19) million on "treasury stock" as of December 31, 1999, EURO 156 million on "additional paid-in capital" and EURO (156) million on "retained earnings" as of December 31, 2000 relating to accounting for gains and losses on sales of treasury stock.

                                   ALCATEL AND SUBSIDIARIES

(2)  CLASSIFIED BALANCE SHEET AS OF DECEMBER 31:

                                                                      2001         2000           1999
                                                                    -------      --------       --------
ASSETS
Acquisition goodwill, net ......................................     15,059       16,673          9,957
Other intangible assets, net ...................................      1,090        1,207            492
                                                                    -------      -------        -------
INTANGIBLE ASSETS, NET .........................................     16,149       17,880         10,449
                                                                    -------      -------        -------
Property, plant and equipment, at cost .........................      9,708       11,949         10,409
less: accumulated depreciation .................................     (5,549)      (7,369)        (6,681)
                                                                    -------      -------        -------
PROPERTY, PLANT AND EQUIPMENT, NET .............................      4,161        4,580          3,728
                                                                    -------      -------        -------
Equity in net assets of affiliates .............................        799        1,243          1,136
Other invest. & other non current assets, net ..................      4,259        5,338          3,932
                                                                    -------      -------        -------
INVEST. & OTHER NON CURRENT ASSETS .............................      5,058        6,581          5,068
                                                                    -------      -------        -------
TOTAL NON-CURRENT ASSETS .......................................     25,368       29,041         19,245
                                                                    -------      -------        -------
INVENTORIES, NET ...............................................      4,657        7,414          3,960
Trade receivables and related accounts .........................      8,387       10,659          8,461
Other debtors ..................................................      5,587        4,148          2,903
Short term investments .........................................        435          363            455
Marketable securities ..........................................        238           81            272
Cash ...........................................................      4,374        2,617          2,880
                                                                    -------      -------        -------
TOTAL CURRENT ASSETS ...........................................     23,678       25,282         18,931
                                                                    -------      -------        -------
TOTAL ASSETS ...................................................     49,046       54,323         38,176
                                                                    =======      =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock ..................................................      2,481        2,457          1,999
Additional paid-in capital .....................................     21,212       21,334*        12,225*
Retained Earnings ..............................................     (1,600)       3,590*         2,644*
Unrealized holding gains .......................................        211          825            874
Cumulative translation adjustments .............................        407           38           (657)
Less treasury stock, at cost ...................................     (1,923)      (2,104)*       (1,318)*
                                                                    -------      -------        -------
SHAREHOLDERS' EQUITY ...........................................     20,788       26,140         15,767
                                                                    -------      -------        -------
MINORITY INTERESTS .............................................        222          438            466
                                                                    -------      -------        -------
Accrued pensions and retirement obligations ....................      1,280        1,322          1,402
Other reserves .................................................        656        1,296            495
                                                                    -------      -------        -------
TOTAL RESERVES .................................................      1,936        2,618          1,897
                                                                    -------      -------        -------
Bonds and notes issued .........................................      5,902        4,972          3,462
Other long term financial debt .................................        300          605             16
                                                                    -------      -------        -------
LONG TERM FINANCIAL DEBT .......................................      6,202        5,577          3,478
                                                                    -------      -------        -------
Other long term debt ...........................................      3,147        1,759          1,680
                                                                    -------      -------        -------
TOTAL NON-CURRENT LIABILITIES ..................................     11,285        9,954          7,055
                                                                    -------      -------        -------
Customers deposits and advances ................................      1,693        1,560          1,107
Accrued contract costs & other accrued liabilities .............      3,180        3,097          3,065
Short term financial debt ......................................      2,204        1,813          2,367
Trade payables and related accounts ............................      5,167        5,743          4,109
Other current liabilities ......................................      4,507        5,578          4,240
                                                                    -------      -------        -------
TOTAL CURRENT LIABILITIES ......................................     16,751       17,791         14,887
                                                                    -------      -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .....................     49,046       54,323         38,176
                                                                    =======      =======        =======

* Alcatel has reclassified EURO 12 million on "additional paid-in capital", EURO 7 million on "retained earnings" and EURO (19) million on "treasury stock" as of December 31, 1999, EURO 156 million on "additional paid-in capital" and EURO (156) million on "retained earnings" as of December 31, 2000 relating to accounting for gains and losses on sales of treasury stock.

                            ALCATEL AND SUBSIDIARIES

NOTE 38 -- SPECIFIC U.S. GAAP DISCLOSURES

(1)  PENSION AND POST-RETIREMENT BENEFITS OTHER THAN PENSION PLANS

     The Group sponsors various defined benefit pension plans. In France, all Group's employees elect to benefit from the retirement indemnity scheme. In other countries, the employees covered and the type of retirement plan depends on local regulations and practices. Plan assets consist principally of government and corporate bonds (approximately 40%), equity securities (approximately 40%) and short-term investments (approximately 20%).

     For defined benefit pension plans, prepaid expenses are determined beginning January 1, 1999 as follows (note 1(k)):

     - the actuarial method used is the projected unit credit method. However, when the benefit formulas attribute more benefits to senior employees or when the plans are integrated with social security systems or multi-employer plans, Alcatel has elected to apply the projected unit credit service prorate method to avoid delayed recognition of pension costs;

     - the transition obligation or fund excess has been determined at January 1, 1989 as being the difference between the liabilities accounted for under accounting policies for prior years and the funded status of the plans resulting from SFAS 87 calculations. That transition obligation or fund excess is amortized using the greater of 15 years and the average residual active life of the population covered by each plan;

     - the related market-value is determined using a five-year moving average method;

     - and prior service experience and gains and losses in excess of 10% of the liability or asset are amortized over the average residual active life of participants.

     The only remaining difference between U.S. and French GAAP is:

     - the required recognition of a Minimum Liability Adjustment (MLA) which is not required under French GAAP (see the differences shown at the end of this note) for the pension plan,

     - in order to comply with U.S. GAAP, the Group applied the Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions" effective from January 1, 1993 for U.S. Group subsidiaries and effective from January 1, 1995 for other Group subsidiaries. These post-retirement benefits, primarily life insurance and health care, cover most of the U.S. Group employees.

                            ALCATEL AND SUBSIDIARIES

     Disclosures in accordance with SFAS 132 are as follows:

                                                          PENSION BENEFITS                      OTHER BENEFITS
                                                   -----------------------------------    -----------------------------
                                                    2001          2000           1999       2001      2000       1999
                                                   ------        ------         ------     ------    ------     ------
                                                                       (IN MILLIONS OF EUROS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year ........    4,080         4,043          3,480      123        105         89
Service cost ...................................      131           157            148        3          2          3
Interest cost ..................................      181           202            189        8          9          7
Plan participants' contributions ...............        8            11              8       --         --         --
Amendments .....................................        6            39             --       --         (2)        --
Reclassification* ..............................       17            16            151       --         --         --
Business combinations ..........................        8            10             12       --         --         --
Disposals ......................................     (741)           (3)            (5)      (8)        --         --
Curtailments ...................................       --            (5)           (25)     (10)        --         --
Settlements ....................................      (90)          (85)           (59)      --         --         --
Special termination benefits ...................       (5)           --             13       --         --         --
Actuarial loss/gain ............................     (143)         (106)           273       (6)         8         (5)
Benefits paid ..................................     (184)         (248)          (227)      (6)        (7)        (4)
Other (foreign currency translation) ...........       37            49             85        6          8         15
                                                  -------       -------        -------   ------     ------     ------
Benefit obligation at end of year ..............    3,305          4080          4,043      110        123        105
                                                  =======       =======        =======   ======     ======     ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year .    2,904         2,710          2,320       --         --         --
Actual return on plan assets ...................      (47)          288            326       --         --         --
Employers' contribution ........................       81            76            136       --         --         --
Plan participants' contributions ...............        8            12              8       --         --         --
Amendments .....................................       --            (1)            --       --         --
Reclassification* ..............................       15            10             10       --         --         --
Business combinations ..........................       (1)            3              1       --         --         --
Disposals ......................................     (478)           (1)           (19)      --         --         --
Curtailments ...................................       --            (2)            (3)      --         --         --
Settlements ....................................     (100)          (86)           (33)      --         --         --
Special termination benefits ...................     (100)           --              7       --         --         --
Benefits paid ..................................      (33)         (153)          (128)      --         --         --
                                                  -------       -------        -------   ------     ------     ------
Other (foreign currency translation) ...........       32            47             85       --         --         --
Fair value of plan assets at end of year .......    2,281         2,904          2,710       --         --         --
                                                  =======       =======        =======   ======     ======     ======
Funded status ..................................   (1,024)       (1,176)        (1,333)    (110)      (123)      (105)
Unrecognized actuarial loss/gain ...............     (118)         (161)            67        2         17         10
Unrecognized transition obligation .............       (6)           (4)            (4)      15         37         37
Unrecognized prior service cost ................       28            49             14       --         (2)        --
                                                  -------       -------        -------   ------     ------     ------
Net amount recognized ..........................   (1,120)       (1,292)        (1,256)     (93)       (71)       (58)
                                                  =======       =======        =======   ======     ======     ======

----------
*  Classified in other debt the year before.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were EURO 2,124 million, EURO 2,019 million and EURO 657 million, respectively, as of December 31, 2001, EURO 2,358 million, EURO 2,239 million and EURO 706 million,

                            ALCATEL AND SUBSIDIARIES
respectively, as of December 31, 2000 and EURO 2,156 million, EURO 2,051 million and EURO 644 million, respectively, as of December 31, 1999.

     Actuarial assumptions have been determined by actuaries on a country by country basis and company by company.

                                                               PENSION BENEFITS                 OTHER BENEFITS
                                                         -----------------------------   ----------------------------
                                                          2001       2000        1999     2001       2000       1999
                                                         ------     ------      ------   ------     ------     ------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate .........................................     5.9%       5.5%        5.1%     7.5%       7.0%       7.5%
Rate of compensation increase .........................     3.2%       3.5%        3.7%      N/A        N/A        N/A
Expected return on plan assets ........................     5.1%       6.1%        6.8%      N/A        N/A        N/A

     Regarding the other benefit plans, the assumed increase of health care trend is 7.5% in 2001 grading down to 5.0% in years 2006 and later.

                                                               PENSION BENEFITS                 OTHER BENEFITS
                                                         ----------------------------    ----------------------------
                                                          2001       2000        1999     2001       2000       1999
                                                         ------     ------      ------   ------     ------     ------
                                                                            (IN MILLIONS OF EUROS)
COMPONENTS OF NET PERIODIC COST
Service cost ..........................................     130        157        148         3          2       3
Interest cost .........................................     181        202        189         8          9       7
Expected return on plan assets ........................    (121)      (167)      (151)       --         --      --
Amortization of transition obligation .................      (1)        (1)         6         2          3       3
Amortization of prior service cost ....................       4          4          2         1          1      --
Amortization of recognized actuarial gain/loss ........       4          5         12        --         --      --
Effect of curtailments ................................      (3)        --        (21)       --         --      --
Effect of settlements .................................      41         --         --        --         --      --
Special termination benefits ..........................      (4)        (3)         4        --         --      --
                                                         ------      ------     -----     -----      -----   -----
NET PERIODIC BENEFIT COST .............................     231        197        189        14         15      13
                                                         ======      ======     =====     =====      =====   =====

     Annual cost under French GAAP for pension benefits plans is EURO 231 million, EURO 197 million and EURO 189 million for the years ended December 31, 2001, 2000 and 1999, respectively. Since January 1, 1999 liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (MLA excepted); therefore, annual costs under both French GAAP and U.S. GAAP are the same.

                            ALCATEL AND SUBSIDIARIES

     Amounts recognized in the statement of financial position:

                                                               PENSION BENEFITS                 OTHER BENEFITS
                                                         ----------------------------    ----------------------------
                                                          2001       2000        1999     2001       2000       1999
                                                         ------     ------      ------   ------     ------     ------
                                                                            (IN MILLIONS OF EUROS)
Accrued benefit liability (including MLA) ............   (1,493)    (1,672)     (1,564)   (93)      (71)       (58)
Prepaid benefit cost .................................      126        154         126     --        --         --
                                                        -------    -------     -------   ----      ----       ----
NET AMOUNT ACCRUED FOR UNDER U.S. GAAP ...............   (1,367)    (1,518)     (1,438)   (93)      (71)       (58)
                                                        =======    =======     =======   ====      ====       ====
Intangible assets ....................................       --          4           5
Accumulated other comprehensive income ...............      247        222         177
                                                        -------    -------     -------
NET AMOUNT RECOGNIZED ................................   (1,120)    (1,292)     1,256)
                                                        =======    =======     =======

     The net accruals accounted for as December 31, 2001, 2000 and 1999 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

                                                               PENSION BENEFITS                 OTHER BENEFITS
                                                         ----------------------------    ----------------------------
                                                          2001       2000        1999     2001       2000       1999
                                                         ------     ------      ------   ------     ------     ------
                                                                            (IN MILLIONS OF EUROS)
-- NET AMOUNT ACCRUED FOR UNDER U.S. GAAP .............  (1,367)    (1,518)     (1,438)   (93)      (71)       (58)
   Excess funding of plans recognized in income only
     when paid back to the Companies ..................                 --          --
   Impacts of transition obligation, of prior service
     cost and of actuarial gains recognized with a
     different timing under local regulations .........                 --          --
   Minimum liability adjustments (MLA) ................     247        226         182
                                                        -------    -------     -------
-- NET AMOUNT ACCRUED FOR IN CONSOLIDATED FINANCIAL
     STATEMENTS .......................................  (1,120)    (1,292)     (1,256)
   Accrued ............................................  (1,246)    (1,446)     (1,382)
   Prepaid ............................................     126        154         126

     Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                    1 PERCENTAGE      1 PERCENTAGE
                                                                   POINT INCREASE    POINT DECREASE
                                                                   --------------    --------------
Effect on total of service and interest cost components: .......        10.4%            (8.4%)
Effect on the post-retirement benefit obligation: ..............         8.6%            (7.1%)

                            ALCATEL AND SUBSIDIARIES

(2)  INCOME TAXES

(a)  DEFERRED TAX BALANCES:

                                              2001           2000            1999
                                             ------         ------          ------
                                                     (IN MILLIONS OF EUROS)
Deferred tax assets ...................       7,722          3,951           3,476
Less valuation allowance ..............      (4,671)        (2,480)         (2,509)
                                            -------        -------         -------
Net deferred tax assets ...............       3,051          1,471             967
Deferred tax liabilities ..............        (708)          (708)           (737)
                                            -------        -------         -------
Net deferred taxes ....................       2,343            763             230
                                            =======        =======         =======

----------
* Of which EURO 62 million at December 31, 2001 ( EURO 205 million at December 31, 2000 and EURO 225 million at December 31, 1999) will be allocated to reduce goodwill. The decrease is relating to the disposal of Nexans for EURO 61 million and to the expiration of tax losses carried forward for EURO 82 million.

    Major temporary differences giving rise to deferred taxes at December 31 are as follows:

                                                       2001           2000           1999
                                                     --------       --------       --------
                                                              (IN MILLIONS OF EUROS)
Tax effect of temporary differences related to:
  Accounting for long-term contracts ..............      (73)           (64)           (95)
  Depreciation of property, plant and equipment ...      (81)           (94)           (57)
  Other ...........................................     (554)          (550)          (585)
                                                     -------        -------        -------
DEFERRED TAX LIABILITIES ..........................     (708)          (708)          (737)
                                                     =======        =======        =======
Tax losses carried forward ........................    5,481          2,018          2,092
Accrued pension and retirement obligation .........      114            151             43
Other reserves ....................................      279          1,780          1,470
Other .............................................    1,848              2           (129)
                                                     -------        -------        -------
DEFERRED TAX ASSETS ...............................    7,722          3,951          3,476
Less: Valuation allowance .........................   (4,671)        (2,480)        (2,509)
                                                     =======        =======        =======
DEFERRED TAX ASSETS, NET ..........................    3,051          1,471            967
                                                     =======        =======        =======
TOTAL DEFERRED TAX ASSETS (LIABILITIES), NET ......    2,343            763            230
                                                     =======        =======        =======

     Deferred tax balances are analyzed as follows:

AT DECEMBER 31, 2001                                CURRENT      NON-CURRENT      TOTAL
--------------------                                -------      -----------      -----
                                                          (IN MILLIONS OF EUROS)
Deferred tax assets (net of valuation allowance) .   1,665          1,386         3,051
Deferred tax liabilities .........................    (162)          (546)         (708)
                                                    ------       --------         -----
                                                     1,503            840         2,343
                                                    ======       ========         =====

AT DECEMBER 31, 2000                                CURRENT     NON-CURRENT      TOTAL
--------------------                                -------     -----------      -----
                                                          (IN MILLIONS OF EUROS)
Deferred tax assets (net of valuation allowance) .    311          1,160         1,471
Deferred tax liabilities .........................   (162)          (546)         (708)
                                                    -----       --------         -----
                                                      149            614           763
                                                    =====       ========         =====

                            ALCATEL AND SUBSIDIARIES

AT DECEMBER 31, 1999                                      CURRENT  NON-CURRENT  TOTAL
                                                          -------  -----------  -----
                                                             (IN MILLIONS OF EUROS)
Deferred tax assets (net of valuation allowance) ...          556          411    967
Deferred tax liabilities ...........................         (124)        (613)  (737)
                                                          -------  -----------  -----
                                                              432         (202)   230
                                                          =======  ===========  =====

(b)  ANALYSIS OF PROVISION FOR INCOME TAX:

                                                         2001      2000      1999
                                                        -------   -------   -------
                                                           (IN MILLIONS OF EUROS)
Current tax expense ................................        151       638       419
Tax benefit of operating losses carried forward ....       (919)      (94)     (454)
Net change in valuation allowance ..................       (186)     (216)     (163)
Other deferred tax expenses (benefits) .............       (224)        9       586
                                                        -------   -------   -------
Provision for income tax ...........................     (1,178)      337       388
                                                        =======   =======   =======

(c)  EFFECTIVE INCOME TAX RATE

                                                          2001        2000        1999
                                                        --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
Income (loss) before taxes, R&D, amortization of
  goodwil minority interests and extraordinary
  items .............................................     (3,790)      1,412       1,385
Average income tax rate .............................       34.0%       34.7%       33.2%
                                                        --------    --------    --------
Expected tax                                              (1,288)        490         460
Impact of:
  -- reduced taxation of certain revenues ...........        (92)       (160)        (87)
  -- net change in valuation allowance ..............       (186)       (216)       (163)
  -- (utilization) creation of tax losses carried
     forwar .........................................        388          --          --
  -- tax credits ....................................        (46)       (105)        (76)
  -- other ..........................................         47         328         254
                                                        --------    --------    --------
Actual provision for income tax .....................     (1,178)        337         388
Effective tax rate ..................................       31.1%       23.9%       27.9%
                                                        ========    ========    ========

(d)  INCOME BEFORE TAX AND PURCHASED IN PROCESS R&D BY GEOGRAPHICAL ORIGIN:

                                                          2001        2000        1999
                                                        --------    --------    --------
                                                             (IN MILLIONS OF EUROS)
France ..........................................           (453)        842         816
Foreign .........................................         (5,381)       (178)        177
                                                        --------    --------    --------
Income before tax ...............................         (5,834)        664         993
                                                        ========    ========    ========

(3)  STOCK-BASED COMPENSATION

     In years from 1996 to 2001, Alcatel adopted stock option incentive plans (see note 19).

                            ALCATEL AND SUBSIDIARIES

     The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation ("SFAS 123") and relates to the plans adopted in 1996 through 2001:

                                                                                          1999-2000
                                                                                          U.S. PLANS
                       1996 PLANS              1997 PLANS        1998 PLAN   1999 PLANS   ----------
                 ----------------------  ----------------------  ----------  ----------   USD 29.25-
EXERCISE PRICE   EURO 12.96  EURO 13.42  EURO 19.27  EURO 20.95  EURO 20.52  EURO 28.40   USD 84.88
--------------   ----------  ----------  ----------  ----------  ----------  ----------   ----------
                                             (IN NUMBER OF OPTIONS)
OUTSTANDING AT
 JANUARY 1,
 1996.                   --          --          --          --          --          --           --
Granted           9,069,500     394,000          --          --          --          --           --
Exercised                --          --          --          --          --          --           --
Forfeited          (185,000)         --          --          --          --          --           --
Expired                  --          --          --          --          --          --           --
                 ----------  ----------  ----------  ----------  ----------  ----------   ----------
OUTSTANDING AT
 DECEMBER 31,
 1996.            8,884,500     394,000          --          --          --          --           --
                 ==========  ==========  ==========  ==========  ==========  ==========   ==========
Granted                                   8,199,500     367,000          --          --           --
Exercised                --          --          --          --          --          --           --
Forfeited          (396,000)     (7,500)    (115,00)         --          --          --           --
Expired                  --          --          --          --          --          --           --
                 ----------  ----------  ----------  ----------  ----------  ----------   ----------
OUTSTANDING AT
 DECEMBER 31,
 1997.            8,488,500     386,500   8,084,500     367,000          --          --           --
                 ==========  ==========  ==========  ==========  ==========  ==========   ==========
Granted                  --          --          --          --  11,602,500          --           --
Exercised        (2,183,950)    (114,00)         --          --          --          --           --
Forfeited           (10,500)     (5,000)    (45,000)     (5,000)         --          --           --
Expired                  --          --          --          --          --          --           --
OUTSTANDING AT
 DECEMBER 31,
 1998.            6,294,050     267,500   8,039,500     362,000  11,602,500          --           --
                 ==========  ==========  ==========  ==========  ==========  ==========   ==========
Granted                  --          --          --          --          --     545,000    7,866,630
Exercised        (1,630,425)    (38,250)    (35,000)     (7,500)         --          --           --
Forfeited            (5,000)         --     (100,00)         --     (85,450)         --      (143650)
Expired                  --          --          --          --          --          --           --
OUTSTANDING AT
 DECEMBER 31,
 1999.            4,658,625     229,650   7,904,500     354,500  11,175,250     545,000    7,722,980
                 ==========  ==========  ==========  ==========  ==========  ==========   ==========
Granted                  --          --          --          --          --          --   19,407,838
Exercised        (1,277,690)    (92,750)    (56,000)         --          --          --     (393,296)
Forfeited                --          --    (112,500)     (2,500)   (412,000)    (46,250)  (3,060,818)
Expired                  --          --          --          --          --          --           --
OUTSTANDING AT
 DECEMBER 31,
 2000.            3,380,935     136,500   7,736,000     352,000  10,763,250     498,750   23,676,704
                 ==========  ==========  ==========  ==========  ==========  ==========   ==========
Exercised          (732,728)     (1,250)    (15,000)         --          --          --     (261,205)
Forfeited                --          --     (30,000)         --     (60,000)     (5,000)  (3,327,376)
Expired                  --          --          --          --          --          --           --
OUTSTANDING AT
 DECEMBER 31,
 2001.            2,648,207     135,250   7,691,000     352,000  10,703,250     493,750   20,088,123
                 ==========  ==========  ==========  ==========  ==========  ==========   ==========

                                  2000 PLANS
                 ----------------------------------------------
EXERCISE PRICE   EURO 48.00  EURO 48.00  EURO 65.00  EURO 64.00
--------------   ----------  ----------  ----------  ----------
                           (IN NUMBER OF OPTIONS)
OUTSTANDING AT
 JANUARY 1,
 1996.                   --          --          --          --
Granted                  --          --          --          --
Exercised                --          --          --          --
Forfeited                --          --          --          --
Expired                  --          --          --          --
                 ----------  ----------  ----------  ----------
OUTSTANDING AT
 DECEMBER 31,
 1996.                   --          --          --          --
                 ==========  ==========  ==========  ==========
Granted                  --          --          --          --
Exercised                --          --          --          --
Forfeited                --          --          --          --
Expired                  --          --          --          --
                 ----------  ----------  ----------  ----------
OUTSTANDING AT
 DECEMBER 31,
 1997.                   --          --          --          --
                 ==========  ==========  ==========  ==========
Granted                  --          --          --          --
Exercised                --          --          --          --
Forfeited                --          --          --          --
Expired                  --          --          --          --
OUTSTANDING AT
 DECEMBER 31,
 1998.                   --          --          --          --
                 ==========  ==========  ==========  ==========
Granted
Exercised                --          --          --          --
Forfeited                --          --          --          --
Expired                  --          --          --          --
OUTSTANDING AT
 DECEMBER 31,
 1999.                   --          --          --          --
                 ==========  ==========  ==========  ==========
Granted          15,239,250   8,905,804   1,235,500     306,700
Exercised           (10,000)         --          --          --
Forfeited          (923,120)    (47,328)         --          --
Expired                  --          --          --          --
OUTSTANDING AT
 DECEMBER 31,
 2000.           14,306,130   8,858,476   1,235,500     306,700
                 ==========  ==========  ==========  ==========
Exercised            (3,000)       (208)         --          --
Forfeited          (161,500)   (122,532)   (130,150)     (3,600)
Expired                  --          --          --          --
OUTSTANDING AT
 DECEMBER 31,
 2001.           14,141,630   8,735,736   1,105,350     303,100
                 ==========  ==========  ==========  ==========

                                                                     2001 PLANS
                       ------------------------------------------------------------------------------------------------------
EXERCISE PRICE          EURO 50.00     EURO 50.00     EURO 41.00     EURO 39.00     EURO 32.00     EURO 19.00      EURO 9.00
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                                (IN NUMBER OF OPTIONS)
Granted................  37,668,588        275,778         48,850          2,500        977,410        138,200        162,000
Exercised..............          --             --             --             --             --             --             --
Forfeited..............  (1,075,16)           (825)        (7,050)            --        (19,350)            --             --
Expired................          --             --             --             --             --             --             --
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
OUTSTANDING AT
  DECEMBER 31, 2001....  36,593,428        274,953         41,800          2,500        958,060        138,200        162,000
                       ============   ============   ============   ============   ============   ============   ============

                                       2001 PLANS
                       ------------------------------------------
EXERCISE PRICE          EURO 20.80      EURO 9.30     EURO 20.80
                       ------------   ------------   ------------
                                  (IN NUMBER OF OPTIONS)
Granted................  27,871,925        565,800      1,220,000
Exercised..............          --             --             --
Forfeited..............          --             --             --
Expired................          --             --             --
                       ------------   ------------   ------------
OUTSTANDING AT
  DECEMBER 31, 2001....  27,871,925        565,800      1,220,000
                       ============   ============   ============

                            ALCATEL AND SUBSIDIARIES

     The fair values at grant-date of options granted during the years 1999, 1998, 1997 and 1996 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans and the following characteristics:

                         2001              2000             1999           1998          1997          1996
                      ----------        ----------       ----------     ----------    ----------    ----------
Interest rate.........         5%                5%            6%*         3.68%            5%          5.7%
Expected life......... 3-9 years        5-10 years       5 years        5 years       5 years       5 years
Expected volatility...          ((b))             ((a))       39%            35%         32.5%           32%
Expected dividends....         1%                1%            1%             2%         2.25%          2.5%

----------
*    USD rates, concern mainly U.S. plans

(a)  73% for Alcatel class O shares, 64% for class A shares, 51% for ADS.

(b)  50% for Alcatel class O shares, 46% for class A shares, 46% for ADS.

     For the sixth and seventh plans which are performance plans, the valuation does not take into account the fact that the stock options will be available if and only if the operational result of the company exceeds 6.5% of 2000 sales or 7% of 2001 sales, because it is considered very difficult to evaluate the likelihood of success of such plans and rather likely that the performance should be met.

     The Black-Scholes model used to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group's stock option awards. These models are quite sensitive as to the stock price volatility assumptions. Accordingly, management believes that the existing valuation models do not necessarily provide a reliable single measure of the fair value of the Group's stock option awards.

     The Group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.

     The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

                                                        2001       2000**       1999*
                                                       ------      ------       -----
                                                          (IN MILLIONS OF EUROS
                                                          EXCEPT PER SHARE DATA)
Net income (loss) ...................................  (5,437)       (911)        412
BASIC EARNINGS PER CLASS A SHARE
Net income (loss) ...................................   (4.77)      (0.86)       0.45
DILUTED EARNINGS PER CLASS A SHARE
Net income (loss) ...................................   (4.77)      (0.86)       0.44

----------
* Net income and earnings per share will only be impacted in 1999 for the options granted at the end of 1998.

** Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders' meeting of May 16, 2000.

(4)  PRO FORMA INFORMATION CONCERNING THE 2000 ACQUISITIONS (UNAUDITED)

     In addition to the information provided in note 2, U.S. GAAP (APB 16) requires the Group to present certain pro forma information as if the transactions had occurred at the beginning of 1999 or 2000.

     The following unaudited pro forma results of operations for the years 1999 and 2000 include such adjustments as amortization of goodwill and related changes in the number of shares used for the earnings per

                            ALCATEL AND SUBSIDIARIES
share calculation. They do not include non-recurring adjustments such as the write-off of in-process purchased research and development.

     The unaudited pro forma results have been prepared for comparative purposes only and do no purport to indicate the results of operations which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

                                                               2000       1999
                                                             -------    -------
                                                            (IN MILLIONS OF EUROS
                                                            EXCEPT PER SHARE DATA)
Net sales ...............................................     31,831     24,631
Income before extraordinary items and minority interests        (346)        53
Net income ..............................................       (350)        13
Earnings per class A share
  Basic .................................................      (0.33)      0.01
  Diluted ...............................................      (0.33)      0.01

----------
Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders' meeting of May 16, 2000.

(5)  RESTRUCTURING

     Under French GAAP, as disclosed in note 1(l), the Group records restructuring when the restructuring programs have been finalized and approved by Group management and have been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 36(e).

     The impact of U.S. GAAP adjustment for the years ended December 31, 2001, 2000 and 1999 respectively is as follows:

     2001:

     The impact of U.S. GAAP adjustment for the year ended December 31, 2001 is as follows:

                                                        CURRENT                      CTA
                                                         YEAR                        AND
                                               2000     EXPENSE     UTILIZATION    OTHERS     2001
                                              ------    -------    ------------    ------    ------
                                                            (IN MILLIONS OF EUROS)
FRENCH GAAP RESERVE* ......................      442      1,389            (665)      (53)    1,113
Cost to relocate employees to another site       (14)        (4)              2         7        (9)
Plans not announced at balance sheet date .       --         --              --        --        --
Moving costs ..............................       (5)        (3)             --        (2)      (10)
Other direct cost .........................      (22)      (163)             54        (2)     (133)
Lay off costs in excess of legal obligation      (68)      (187)             --        (3)     (258)
                                              ------    -------    ------------    ------    ------
TOTAL U.S. GAAP ADJUSTMENT ................     (109)      (357)             56        --      (410)
RESTRUCTURING RESERVE AND ASSETS WRITE DOWN      333      1,032            (609)      (53)      703
Write down of assets ......................        3         87              --        (2)       88
                                              ------    -------    ------------    ------    ------
U.S. GAAP RESTRUCTURING RESERVE ...........      330        945            (609)      (51)      615
                                              ======    =======    ============    ======    ======

----------
* including write-off of assets.

                            ALCATEL AND SUBSIDIARIES

     The current year expense recorded in 2001 includes the following major actions:

                                                                                     2001
                                                                                ------------
                                                                                (IN MILLIONS
                                                                                  OF EUROS)
-- Closure of Andover site and reorganization in other U.S. plants (social
   costs and costs associated to outsourcing) ................................        249
-- Cost for transactional departures in Alcatel Spain ........................        122
-- Cost for ongoing early retirement program and transactional departures in
   CIT (France) ..............................................................        115
-- Reorganization of Submarine Networks Division: closure of Portland site
   (U.S.), convert Port Botany (Australia) site to idle status and reduced
   activity in the U.K. and France ...........................................         94
-- Inventory and some severance, relating to mobile phones activity ..........         86
-- Lay-off costs in Geel and Gent sites (Belgium) ............................         71
-- Transactional departures in ARE (France) ..................................         57
-- Lay-off costs and lease termination relating to closure of Maidenhead and
   London sites (U.K.) .......................................................         34
-- Severance costs in Oslo (Norway) ..........................................         10
-- Others plans in the world .................................................        194
                                                                                ---------
TOTAL ........................................................................      1,032
                                                                                =========

     The reserve at the end of 2001 is analyzed below:

                                                                         2001
                                                                     ------------
                                                                     (IN MILLIONS
                                                                      OF EUROS)
Employee termination benefits ...................................          511
Other costs .....................................................          104
                                                                           ---
TOTAL ...........................................................          615
                                                                           ===

     The remaining EURO 511 million reserve for employee termination benefits at December 31, 2001 include approximately 6,325 employees to be terminated including:

                                                                                    NUMBER OF
                                                                                    EMPLOYEES
                                                                                    ---------
-- Early retirements and lay-off costs in Geel and Gent sites (Belgium) .........     1,345
-- Reorganization of Submarine Networks Division: closure of Portland (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in
   the U.K. and France ..........................................................     1,100
-- Transactional departures in Alcatel Spain ....................................       800
-- Ongoing early retirement program and negotiated departures in CIT (France) ...       692
-- Early retirement and transactional departures relating to closure and
   reorganization in U.S. plants ................................................       570
-- Early retirement and negotiated departures in Stuttgart (Germany) ............       232
-- Reorganization in Alcatel Schweiz ............................................       172
-- Early retirements and lay-off in Etca (Belgium) ..............................       171
-- Early retirements and negotiated departures in Rijswik (The Netherlands) .....       145
-- Transactional departures in ARE (France) .....................................       116
-- Other plans in the world .....................................................       982
                                                                                      -----
TOTAL ...........................................................................     6,325
                                                                                      =====

                            ALCATEL AND SUBSIDIARIES

2000:

                                                        CURRENT                   CTA
                                                         YEAR                     AND
                                               1999     EXPENSE    UTILIZATION   OTHERS    2000
                                              ------   --------   ------------   ------   ------
                                                             (IN MILLIONS OF EUROS)
FRENCH GAAP RESERVE* ......................      793        143           (472)     (22)     442
Cost to relocate employees to another site       (13)         1             --       (2)     (14)
Plans not announced at balance sheet date .      (53)        48             --        5       --
Moving costs ..............................       (3)         4              1       (7)      (5)
Other direct cost .........................      (52)        29              7       (6)     (22)
Lay off costs in excess of legal obligation     (164)        94              5       (3)     (68)
                                              ------   --------   ------------   ------   ------
TOTAL U.S. GAAP ADJUSTMENT ................     (285)       176             13      (13)    (109)
RESTRUCTURING RESERVE AND ASSETS WRITE DOWN      508        319           (459)     (35)     333
Write down of assets ......................       13         13            (24)       1        3
                                              ------   --------   ------------   ------   ------
U.S. GAAP RESTRUCTURING RESERVE ...........      495        306           (435)     (36)     330
                                              ======   ========   ============   ======   ======

----------
* including write-off of assets.

     The current year expense recorded in 2000 includes the following major actions:

                                                                                            2000
                                                                                        ------------
                                                                                        (IN MILLIONS
                                                                                          OF EUROS)
--  Severance plan offered to 199 employees of CIT, mainly transactional
    departures and lay-off costs in research and development ......................          67
--  Retrenchment of 199 employees for SEL at Hanover, Arnstadt, Gunzenhausen,
    Stuttgart, related to discontinuation of activities ...........................          15
--  Move from Richardson to Plano, transactional departures for Alcatel Telecom
    in the U.S. ...................................................................          30
--  Restructuring of Newbridge Networks Corporation, mainly transactional
    departures and lay off cost ...................................................          31
--  Lay off cost in excess of legal obligations related to Italia concerning 1999 .           8
--  Reorganization of Nexans France sales force and down sizing of plant ..........          14
--  Retrenchment of 148 employees of Alcatel Space Industries related to Buc's
    closure of plant and reorganization of Cannes and Valence .....................          13
--  SEL COD. Updating cost for closure of plant in Nuremberg ......................          11
--  Reorganization of Nexans in Switzerland .......................................          14
--  Updating cost for people who already left the company in AT Spain .............          52
--  Other plans in the World ......................................................          64
                                                                                            ---
TOTAL .............................................................................         319
                                                                                            ===

     The reserve at the end of 2000 is analyzed below:

                                                              2000
                                                          ------------
                                                          (IN MILLIONS
                                                           OF EUROS)
Employee termination benefits                                  142
Other costs                                                    188
                                                               ---
TOTAL                                                          330
                                                               ===

                            ALCATEL AND SUBSIDIARIES

     The remaining EURO 142 million reserve for employee termination benefits at December 31, 2000 includes approximately 4,177 employees including:

                                                                                            NUMBER OF
                                                                                            EMPLOYEES
                                                                                            ---------
Remaining part of lay-off costs to be paid until a certain age for Alcatel Telecom Spain .        614*
Early retirements for BELL (remaining part to be paid) ...................................      1,016*
Reorganization of SEL in Germany .........................................................        362
Severance plans for Alcatel Telecom in the U.S. related to the former ADN and
  Richardson facility disposal ...........................................................        673
Closure of plants (technical center) for CIT in France ...................................        199
Early retirements and dismissals for ETCA ................................................        166
Transfer from production unit to distribution unit at Zurich for SCHWEIZ .................        152
Incentives in Italia .....................................................................        330
Reserve for lay-off of employees for Alcatel Brazil ......................................        102
Reorganization of central functions of Alcatel Austria ...................................        102
Restructuring of Nexans Deutschland Industry .............................................        124
Others plans in the World ................................................................        337
                                                                                            ---------
TOTAL ....................................................................................      4,177
                                                                                            =========

----------
* Including respectively 575 and 1,016 employees who already left the company.

1999:

                                                         CURRENT                     CTA
                                                          YEAR                       AND
                                               1998      EXPENSE     UTILIZATION    OTHERS     1999
                                              ------    --------    ------------    ------    ------
                                                            (IN MILLIONS OF EUROS)
FRENCH GAAP RESERVE* ......................      915         380            (552)       51       793
Cost to relocate employees to another site       (22)          5              11        (7)      (13)
Plans not announced at balance sheet date .      (31)        (11)             --       (11)      (53)
Moving costs ..............................      (14)          1               6         4        (3)
Other direct cost .........................      (64)         12              12       (12)      (52)
Lay off costs in excess of legal obligation     (209)         33              --        12      (164)
                                              ------    --------    ------------    ------    ------
TOTAL U.S. GAAP ADJUSTMENT ................     (340)         40              29       (14)     (285)
RESTRUCTURING RESERVE AND ASSETS WRITE DOWN      574         420            (523)       37       508
Write down of assets ......................       78          36             (63)      (38)       13
                                              ------    --------    ------------    ------    ------
U.S. GAAP RESTRUCTURING RESERVE ...........      496         384            (460)       75       495
                                              ======    ========    ============    ======    ======

----------
* including write-off of assets.

                            ALCATEL AND SUBSIDIARIES

     The current year expense recorded in 1999 includes the following major actions:

                                                                                            1999
                                                                                        ------------
                                                                                        (IN MILLIONS
                                                                                          OF EUROS)
--  Severance plan offered to 579 employees of CIT, mainly transactional
    departures and lay-off costs in research and development .......................          80
--  Retrenchment of 540 employees for SEL at Hanover, Arnstadt, Gunzenhausen,
    Stuttgart, related to discontinuation of activities ............................          60
--  Restructuring of activity of Nexans Deutschland. Retrenchment of 416
    employees related to closure of plants in Berlin, Hanover and Hamburg ..........          44
--  Retrenchment of 225 employees at Ashburn and Mont Laurel sites (severance cost, post retirement medical, pension fund shortfall, cost to providing other
    product as a substitution for HSS product) .....................................          29
--  Retrenchment of 40 employees and write-off assets related to closure of
    plant in Nuremberg .............................................................          22
--  Restructuring of activity at Italia (discontinuation of R&D consortium with
    FIAT at Chieti Mobility and incentives programs for 331 employees) .............          21
--  Lay off cost in excess of legal obligations related to BELL concerning 1998
    and 1999 .......................................................................          21
--  Reorganization of Nexans France (ACF) sales force and down sizing of plant .....          17
--  Retrenchment of 173 employees of Alcatel Space Industries related to BUC's
    closure of plant and reorganization of Cannes and Valence for SEL ..............          16
--  Reorganization of research and development in ABS France, transfer of HSS
    from U.S. to France ............................................................          11
--  Updating cost for people who already left the company in AT Spain ..............          10
--  Updating of plan related to outsourcing of ARE activity ........................           8
--  Reorganization of cable activity in Sweden .....................................           6
--  Retrenchment of 66 employees related to the closure of plant in Comptech .......           6
--  Retrenchment of 114 employees related to the closure of plant in Hochelaga
    (data cables in the U.S.) ......................................................           5
--  Retrenchment of 103 employees in Taisel (mainly lay-off cost due to excess
    manpower and decrease in SRD business) .........................................           5
--  Retrenchment of 62 employees at Rijswick (Netherlands) related to closure
    of S12 Design Center ...........................................................           4
--  Other plans in the World .......................................................          55
                                                                                             ---
TOTAL ..............................................................................         420
                                                                                             ===

     The reserve at the end of 1999 is analyzed below:

                                                                    1999
                                                                ------------
                                                                (IN MILLIONS
                                                                 OF EUROS)
Employee termination benefits .............................           270
Other costs ...............................................           225
                                                                      ----
TOTAL .....................................................           495
                                                                      ===

                            ALCATEL AND SUBSIDIARIES

     The remaining EURO 270 million reserve for employee termination benefits at December 31,1999 includes approximately 7,842 employees including:

                                                                                  NUMBER
                                                                               OF EMPLOYEES
                                                                               ------------

Remaining part of lay-off costs to be paid until a certain age for
  Alcatel Telecom Spain .....................................................      1,929*
Early retirements for BELL (remaining part to be paid) ....................        1,461*
Reorganization of SEL in Germany ..........................................          791
Severance plans for Alcatel Telecom in the U.S. related to the former ADN
  and Richardson facility disposal ........................................          710
Closure of plants for CIT in France .......................................          404
Reorganization of Nexans Deutschland AG (closing of plant) ................          364
Reserve for lay off of employees for ZAO ..................................          283
Early retirements and dismissals for ETCA .................................          226
Restructuring of Nexans France (ACF) (closing and reorganization) .........          210
Reorganization of Charleroi for Nexans Benelux ............................          182
Transfer from production unit to distribution unit at Zurich for SCHWEIZ ..          126
Incentives in Italia ......................................................          109
Reorganization of SAFT ....................................................          103
Others plans in the World (Canada, Netherlands, Portugal, Ireland) ........          944
                                                                                   -----
TOTAL .....................................................................        7,842
                                                                                   =====

----------
* including respectively 1,519 and 1,329 employees who already left the companies.

(6)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

     Beginning January 1, 2001, for purpose of the U.S GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No. 133,
Accounting for Derivative Instruments and Hedging Activities ("SFAS133") and the corresponding amendments under SFAS No. 138. SFAS133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.

     Alcatel enters into derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and equity investments. All derivative instruments held or issued by Alcatel are economic hedges of existing or anticipated commercial or financial transactions.

     But according to SFAS133, all derivative instruments are not considered as hedging.

FOREIGN CURRENCY RISK

     As a multinational group, the Group's commercial transactions are denominated in non-euro currencies. The Group uses derivative instrument to reduce its exposure to the effects of currency fluctuations. Alcatel has analyzed the implementation and decided to separate commercial bids from binding transactions.

     Only hedging of firm commitments qualifies for hedge accounting in SFAS133. There must be a relationship between the hedging instrument and the hedged underlying transaction.

                            ALCATEL AND SUBSIDIARIES

     For commercial transactions, each derivative instrument (only forward exchange contracts) is clearly related to a firm commercial contract.

     A commercial underlying contract is reevaluated in order to offset the mark-to market of the derivative hedging instrument. Changes in the derivative's fair value and its related results on the hedged item are recognized in the income statement.

     According to SFAS133, a firm commitment hedge is classified as a fair value hedge.

     Derivative instruments used to cover commercial bids are economic hedges but they do not qualify for hedge accounting under SFAS133 because the realization of the underlying commitment is not certain enough.

     Therefore, derivatives used to hedge commercial bids (mainly options) are marked to market without any offsetting of the underlying commitment.

 INTEREST RATE RISK

     Since Alcatel is a borrower, derivative instruments are used to reduce its exposure to interest rates fluctuations. Derivative instruments (interest rate swaps, cross currency swaps, caps, floor, future rate agreement) used by the Group to cover its debt are economic hedges but they do not qualify for hedge accounting under SFAS133.

     For long-term debt, each derivative is related to a long-term issue or a medium term note. The fair value of the long term debt offsets the fair value of the related financial derivative. The difference is recorded in the income statement. These derivatives qualify as fair value hedges under SFAS133.

     In all other cases, derivative instruments used by the Company do not qualify for hedge accounting, because they do not satisfy SFAS 133 hedge criteria.

 FAIR VALUE HEDGES

     The ineffective portion of changes in fair value hedge positions reported in the income statement at December 31, 2001 is a loss of EURO 18 million which is due both to mismatches in amounts and maturities.

     The Group did not have any amount excluded from the measure of effectiveness.

     The impact of contracts cancellation on the income statement is a loss of EURO 47 million.

 NET INVESTMENT HEDGE

     The Group hedges investments in foreign subsidiaries using derivatives and non-derivative instruments. Derivative instruments are currency and exchange swaps. Non derivative instruments are long term loans.

     At December 31, 2000, the global amount of cumulative transaction adjustments was a profit of EURO 256.8 million compared to a profit of EURO 186 million at December 31, 2001. A net loss of EURO 70.8 million was recorded during the year 2001 on hedging instruments (balance sheet and off-balance-sheet).

     These amounts are recorded in French GAAP. There is no difference in such accounting under U.S. GAAP.

(7)  SALE OF RECEIVABLES

     In 1999, Alcatel entered into a securitization agreement to arrange up to USD 500 million for the sale on a revolving basis, of vendor financing loans to a U.S. independent entity "SVF 1999-A trust". This agreement was renewed for 4 years in 2000 in order to bring the maximum up to USD 1,200 million and to add the possibility for Alcatel to transfer, up to the USD 1,200 million cap, undrawn commitments to finance customers. At December 31, 2001 the amount of the undrawn commitments transferred to the SVF trust was EURO 321 million.

                            ALCATEL AND SUBSIDIARIES

     At December 31, 2001, 2000 and 1999, Alcatel has sold receivables of EURO 792 million, EURO 230 million and EURO 126 million, respectively. The sales have been reflected as a reduction of its account receivable in the consolidated balance sheets.

     Alcatel provides the SVF trust with a first loss guarantee of 30% which amounts at December 31, 2001, 2000 and 1999 to EURO 238 million, EURO 69 million and EURO 38 million, respectively.

     The selling entities continue to service, administrate and collect the receivables on behalf of the purchaser.

     The commissioning rate billed to Alcatel adequately compensates the Company for servicing the accounts receivable.

     SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" is applicable for sales occurred after March 31, 2001.

     As the SVF trust does not meet the criteria of a Qualified Special Purpose Entity under SFAS 140, the "SVF 1999-A trust" is consolidated under U.S. GAAP in Alcatel consolidated balance sheet at December 31, 2001, leading to an increase of other investments and short-term financial debt amounted to EURO 792 million compared to French GAAP, as presented in Note 37 c(2).

(8)  EXCEPTIONAL AMORTIZATION OF GOODWILL

     The strong deterioration of the results in Data market, the decision to stop developments, to close certain U.S. sites and the new focus of Alcatel towards Carrier market led Alcatel to book an exceptional amortization of goodwill during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices for respectively EURO 848 million, EURO 297 million and EURO 136 million.

                                   ALCATEL AND SUBSIDIARIES

(9) COMBINED INFORMATION CONCERNING SUBSIDIARIES CONSOLIDATED USING PROPORTIONATE CONSOLIDATION METHOD

     In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of proportionate consolidation method, summarized financial information about the Group's share of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to investments accounted for using the proportionate consolidation method (Evolium and Alda Marine in 2001 and Evolium in 2000) have been prepared for the two years ended December 31, 2000 and 2001.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                             2001      2000
                                                           -------    -------
                                                            (IN MILLIONS OF
                                                                 EUROS)
BALANCE SHEET DATA
Non current assets .....................................       361         42
Current assets .........................................        53         41
Non current liabilities ................................       178          0
Current liabilities ....................................        63         14
INCOME STATEMENT DATA
Net sales ..............................................         8          0
Cost of sales ..........................................       (22)         0
Income from operations .................................       (57)        (3)
Net result .............................................       (51)        (3)
CASH FLOW DATA
Cash flow from operating activities ....................       (38)       (31)
Cash flow from investing activities ....................       (93)        (9)
Cash flow from financing activities ....................        35        (33)

(10) OTHER INFORMATION ABOUT AFFILIATES

     Market value of Alcatel's stake in listed equity affiliates at December 31, 2001:

                                                        % INTEREST   NET VALUE  MARKET VALUE
                                                        ----------  ----------  ------------
                                                               (IN MILLIONS OF EUROS)
Thales ..............................................         15.8%        292         1,029
Nexans ..............................................         20.0%         81            81

     In addition dividends received in 2001 from equity affiliates amounted to EURO 72 million ( EURO 78 million for 2000).

(11) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions (such as recognition of deferred tax assets, calculation of goodwill exceptional amortization related to impairments, recognition of allowance for inventory and for doubtful accounts receivable, customer warranties and estimates on margin at completion on long-term contracts) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                            ALCATEL AND SUBSIDIARIES

(12) RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

     In June 2001, the U.S. Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", that is, it is possible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16 although in some instances previously recognized intangibles will be included as part of goodwill.

     SFAS 141 requires that upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

     Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. Had Alcatel applied SFAS 142 on January 1, 2001, Alcatel would not have recorded amortization of EURO 732 million related to goodwill and indefinite lived assets. Alcatel adopted SFAS 142 on January 1, 2002 and has not yet determined the impact that SFAS 142 will have on goodwill and indefinite lived intangible assets or whether a cumulative effect adjustment will be required upon adoption.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 may no longer be amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income is recognized at that time. The application of these statements for business combinations that occur after June 30, 2001 has no significant impact on Alcatel's consolidated financial statements under U.S. GAAP as of December 31, 2001.

     In June 2001, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standard SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Alcatel does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations, its financial position or its cash flows.

     In August 2001, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the

                            ALCATEL AND SUBSIDIARIES
fundamental provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes portions of APB Opinion 30 "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", it retains the discontinued operations presentation, but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

     SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively. Alcatel will adopt SFAS 144 as of January 1, 2002 and has determined that the adoption will not have a material impact on its results of operations, financial position or cash flows.

                            ALCATEL AND SUBSIDIARIES

(13) OTHER INFORMATION

                                                 BALANCE AT  CHARGED TO             BALANCE AT
                                                  BEGINNING   COSTS AND    OTHER       END
                                                  OF PERIOD    EXPENSES  MOVEMENTS   OF PERIOD
                                                 ----------  ----------  ---------  ----------
                                                             (IN MILLIONS OF EUROS)
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM
  THE RELATED ACCOUNTS
2001
Other investments and miscellaneous ...........         444       1,026         23       1,493
Inventories ...................................       1,111       1,030       (553)      1,588
Trade receivables and related accounts ........         585         147        196         928
Other accounts receivable .....................          18           3         (4)         17
2000
Other investments and miscellaneous ...........          78         132        234         444
Inventories ...................................         798         133        180       1,111
Trade receivables and related accounts ........         574         (90)       100         585
Other accounts receivable .....................          16           1          1          18
1999
Other investments and miscellaneous ...........         131         (11)       (42)         78
Inventories ...................................         741          --         57         798
Trade receivables and related accounts ........         483          --         91         574
Other accounts receivable .....................          14           1          1          16
ACCRUED CONTRACT COSTS AND OTHER RESERVES
2001
Accrued pensions and retirement obligations ...       1,292         177       (349)      1,120
Estimated losses on long-term contracts .......         272         191       (120)        343
Other contract costs ..........................       1,453         460       (438)      1,475
Other reserves ................................         838         627       (242)      1,223
2000
Accrued pensions and retirement obligations ...       1,256         181       (145)      1,292
Estimated losses on long-term contracts .......         293         (21)       --          272
Other contract costs ..........................       1,278         149         26       1,453
Other reserves ................................         913          19        (94)        838
1999
Accrued pensions and retirement obligations ...       1,232        (116)       139       1,256
Estimated losses on long-term contracts .......         315          20        (42)        293
Other contract costs ..........................       1,320         (96)        53       1,278
Other reserves ................................       1,088          81       (256)        913

NOTE 39 -- SUBSEQUENT EVENTS

     Subsequent to year end, the board of directors of Thales, held on March 13, 2002, approved the consolidated financial statements for the year ended December 31, 2001. Our actual share in the net income (loss) of Thales is significantly different from the forecast we used in 2001 to compute our share in net income
(loss) of this equity affiliate. The difference, which is a loss amounted to approximately EURO 100 million, will be recorded in our consolidated income statements during the first quarter ended March 31, 2002 under the caption "Share in net income of equity affiliates".

                            ALCATEL AND SUBSIDIARIES

NOTE 40 -- RECONCILIATION OF CONSOLIDATING NET INCOME AND CONSOLIDATING
           SHAREHOLDERS' EQUITY FROM FRENCH GAAP TO U.S. GAAP

     Consolidating financial statements provided in note 35 are prepared under French GAAP. The tables below reconcile net income and shareholder's equity to U.S. GAAP giving effect to differences between French GAAP and U.S. GAAP that are described in note 36.

(a)  CONSOLIDATING FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 2001

(1)  CONSOLIDATING INCOME STATEMENT

                                                           ALCATEL
                                                        EX-OPTRONICS     OPTRONICS                      ALCATEL
                                                          DIVISION       DIVISION     ELIMINATIONS       GROUP
                                                        ------------   ------------   ------------   ------------
                                                                             (IN MILLIONS OF EURO)
NET INCOME (LOSS) AS REPORTED IN THE CONSOLIDATED
  INCOME STATEMENT ..................................       (4,824.9)        (144.3)           6.2       (4,963.0)
Amortization of acquisition goodwill ................          265.0             --             --          265.0
Accounting for investments in securities ............            9.0             --             --            9.0
Restructuring plans .................................          298.2            3.8             --          302.0
Income taxes ........................................           61.0             --             --           61.0
Purchased in process research and development .......             --            (13)            --          (13.0)
Adjustment of French pooling of interests accounting
  method ............................................         (581.7)           1.7             --         (580.0)
Derivative instruments and hedging activities .......          215.7            2.3             --          218.0
Other adjustments ...................................          (15.5)          64.5             --           49.0
Tax effect of the above adjustments .................          (35.5)          (2.5)            --          (38.0)
Cumulative effect of adoption of SFAS 133, net of tax         (245.4)          (1.6)            --         (247.0)
                                                        ------------   ------------   ------------   ------------
NET INCOME (LOSS) ACCORDING TO U.S. GAAP ............       (4,854.1)         (89.1)           6.2       (4,937.0)
                                                        ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES

(2)  NET WORTH OF THE OPTRONICS DIVISION/ SHAREHOLDERS' EQUITY

                                                           ALCATEL
                                                        EX-OPTRONICS     OPTRONICS                     ALCATEL
                                                          DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                        ------------   ------------   ------------   ------------
                                                                        (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/ SHAREHOLDERS' EQUITY AS
  REPOR THE CONSOLIDATED BALANCE SHEETS AFTER
  APPROPRIATION                                              9,402.3          227.7             --        9,630.0
Amortization of acquisition goodwill ................        1,140.0             --             --        1,140.0
Accounting for investments in securities ............          273.0             --             --          273.0
Restructuring plans .................................          370.2            3.8             --          374.0
Income taxes ........................................           (5.0)            --             --           (5.0)
Accounting for pre-existing stock option plans in
  busine combinations                                          587.0             --             --          587.0
Adjustment of French pooling of interests accounting
  met                                                        9,273.2          102.8             --        9.376.0
Derivative instruments and hedging activities .......          215.7            2.3             --          218.0
Other adjustments ...................................         (243.0           55.0             --         (188.0)
Tax effect of the above adjustments .................         (365.4           (1.6)            --         (367.0)
Minority interests ..................................           (3.0)            --             --           (3.0)
Cumulative effect of adoption of SFAS 133, net of tax         (245.4)          (1.6)            --         (247.0)
                                                        ------------   ------------   ------------   ------------
NET WORTH OF THE DIVISION/ SHAREHOLDERS' EQUITY
  ACCORDING TO U.S. GAAP ............................       20,399.6          388.4             --       20,788.0
                                                        ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES

(b)  CONSOLIDATING FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 2000

(1)  CONSOLIDATING INCOME STATEMENT

                                                                        ALCATEL
                                                                     EX-OPTRONICS     OPTRONICS                      ALCATEL
                                                                       DIVISION       DIVISION     ELIMINATIONS       GROUP
                                                                     ------------   ------------   ------------   ------------
                                                                                         (IN MILLIONS OF EURO)
NET INCOME AS REPORTED IN THE CONSOLIDATED INCOME STATEMENT ......        1,292.7           37.5           (6.2)       1,324.0
Accounting for gains on sales of treasury stock ..................             --             --             --             --
Amortization of acquisition goodwill .............................          186.0             --             --          186.0
Fair value accounting for the mergers of Alcatel with subsidiaries
  (amortization of acquisition goodwill) .........................             --             --             --             --
Acquisition goodwill charged against shareholders' equity ........             --             --             --             --
Accounting for investments in securities .........................          (11.0)            --             --          (11.0)
Restructuring plans ..............................................         (188.7)          (0.3)                       (189.0)
Accounting for the acquisition of the 30% stake in Alcatel n.v ...             --             --             --             --
Income taxes .....................................................           (1.0)            --             --           (1.0)
Accounting for disposal of Cegelec and Alstom ....................             --             --             --             --
Accounting for Thomson-CSF's investment ..........................             --             --             --             --
Purchased in process research and development ....................         (910.0)            --             --         (910.0)
Adjustment of French pooling of interests accounting method ......         (860.0)            --             --         (860.0)
Other adjustments ................................................         (178.0)          (6.0)            --         (184.0)
Tax effect of the above adjustments ..............................          163.9            0.1             --          164.0
                                                                     ------------   ------------   ------------   ------------
NET INCOME (LOSS) ACCORDING TO U.S. GAAP .........................         (506.1)          31.3           (6.2)        (481.0)
                                                                     ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES

(2)  NET WORTH OF THE OPTRONICS DIVISION / SHAREHOLDERS' EQUITY

                                                                        ALCATEL
                                                                     EX-OPTRONICS      OPTRONICS                        ALCATEL
                                                                       DIVISION         DIVISION     ELIMINATIONS        GROUP
                                                                     ------------    ------------    ------------    ------------
                                                                                          (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/ SHAREHOLDERS' EQUITY AS REPORTED
  IN THE CONSOLIDATED BALANCE SHEETS .............................       14,029.7           337.5            (6.2)       14,361.0
Amortization of acquisition goodwill .............................          919.0              --              --           919.0
Fair value accounting for the mergers of Alcatel with
  subsidiaries (acquisition goodwill) ............................             --              --              --              --
Acquisition goodwill charged against shareholders' equity ........             --              --              --              --
Accounting for investments in securities .........................        1,051.0              --              --         1,051.0
Restructuring plans ..............................................           43.0              --              --            43.0
Accounting for the acquisition of the 30% stake in
  Alcatel n.v ....................................................             --              --              --              --
Income taxes .....................................................         (144.0)             --              --          (144.0)
Accounting for disposal of Cegelec and Alstom ....................           91.0              --              --            91.0
Accounting for Thomson-CSF's investment ..........................             --              --              --              --
Accounting for pre-existing stock option plans in business
  combinations ...................................................          909.0              --              --           909.0
Adjustment of French pooling of interests accounting method ......        9,823.0              --              --         9,823.0
Other adjustments ................................................         (291.0)           (8.0)             --          (299.0)
Tax effect of the above adjustments ..............................         (611.8)            0.8              --          (611.0)
Minority interests ...............................................           (3.0)             --              --            (3.0)
                                                                     ------------    ------------    ------------    ------------
NET WORTH OF THE DIVISION/ SHAREHOLDERS' EQUITY
  ACCORDING TO U.S. GAAP .........................................       25,815.9           330.3            (6.2)       26,140.0
                                                                     ============    ============    ============    ============

                            ALCATEL AND SUBSIDIARIES

(c) CONSOLIDATING FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 31, 1999

(1) CONSOLIDATING INCOME STATEMENT

                                                                        ALCATEL
                                                                     EX-OPTRONICS      OPTRONICS                        ALCATEL
                                                                       DIVISION        DIVISION      ELIMINATIONS        GROUP
                                                                     ------------    ------------    ------------    ------------
                                                                                           (IN MILLIONS OF EURO)
NET INCOME AS REPORTED IN THE CONSOLIDATED INCOME STATEMENT ......          628.3            16.1            (0.4)          644.0
Accounting for long-term contracts ...............................             --              --              --              --
Accounting for gains on sales of treasury stock ..................             --              --              --              --
Amortization of acquisition goodwill .............................          196.0              --              --           196.0
Fair value accounting for the mergers of Alcatel with subsidiaries
  (amortization of acquisition goodwill) .........................             --              --              --              --
Acquisition goodwill charged against shareholders' equity ........             --              --              --              --
Accounting for investments in securities .........................           (2.0)             --              --            (2.0)
Restructuring plans ..............................................          (71.6)           (0.4)             --           (72.0)
Accounting for the acquisition of the 30% stake in Alcatel n.v ...             --              --              --              --
Income taxes .....................................................            9.0              --              --             9.0
Accounting for disposal of Cegelec and Alstom ....................             --              --              --              --
Accounting for Thomson-CSF's investment ..........................             --              --              --              --
Purchased in process research and development ....................             --              --              --              --
Adjustment of French pooling of interests accounting method ......         (153.0)             --              --          (153.0)
Other adjustments ................................................         (148.9)            0.9              --          (148.0)
Tax effect of the above adjustments ..............................          (24.8)           (0.2)             --           (25.0)
                                                                     ------------    ------------    ------------    ------------
NET INCOME ACCORDING TO U.S. GAAP ................................          433.0            16.4            (0.4)          449.0
                                                                     ============    ============    ============    ============

                            ALCATEL AND SUBSIDIARIES

(2)  NET WORTH OF THE OPTRONICS DIVISION / SHAREHOLDERS' EQUITY

                                                                        ALCATEL
                                                                     EX-OPTRONICS      OPTRONICS                        ALCATEL
                                                                       DIVISION        DIVISION      ELIMINATIONS        GROUP
                                                                     ------------    ------------    ------------    ------------
                                                                                       (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/ SHAREHOLDERS' EQUITY AS REPORTED IN
  THE CONSOLIDATED BALANCE SHEETS ................................       11,476.4            56.7            (1.1)       11,532.0
Amortization of acquisition goodwill .............................          991.0              --              --           991.0
Fair value accounting for the mergers of Alcatel with
  subsidiaries (amortization of acquisition goodwill) ............             --              --              --              --
Acquisition goodwill charged against shareholders' equity ........             --              --              --              --
Accounting for investments in securities .........................        1,142.0              --              --         1,142.0
Restructuring plans ..............................................          234.7             0.3              --           235.0
Accounting for the acquisition of the 30% stake in Alcatel n.v ...             --              --              --              --
Income taxes .....................................................         (156.0)             --              --          (156.0)
Accounting for disposal of Cegelec and Alstom ....................         (124.0)             --              --          (124.0)
Accounting for Thomson-CSF's investment ..........................             --              --              --              --
Accounting for pre-existing stock option plans in business
  combinations ...................................................          341.0              --              --           341.0
Adjustment of French pooling of interests accounting method ......        2,324.0              --              --         2,324.0
Other adjustments ................................................         (251.4)           (1.6)             --          (253.0)
Tax effect of the above adjustments ..............................         (262.4)            0.4              --          (262.0)
Minority interests ...............................................           (3.0)             --              --            (3.0)
                                                                     ------------    ------------    ------------    ------------
NET WORTH OF THE DIVISION/ SHAREHOLDERS' EQUITY ACCORDING TO
  U.S. GAAP ......................................................       15,712.3            55.8            (1.1)       15,767.0
                                                                     ============    ============    ============    ============

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF ALCATEL

     We have audited the accompanying combined balance sheets of the Optronics division of Alcatel (the "Optronics division" -- See Note 1.1 to the combined financial statements) as of December 31, 2001, 2000 and 1999, and the related combined statements of income, statements of cash flows and changes in net worth of the Optronics division for each of the three years in the period ended December 31, 2001, all expressed in euros. These financial statements are the responsibility of the Optronics division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Optronics division is an integrated business unit of Alcatel; consequently as indicated in Note 1.1, these combined financial statements have been prepared from the accounting records of Alcatel and reflect certain allocations for services performed for the Optronics division of Alcatel.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Optronics division as of December 31, 2001, 2000 and 1999 and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in France.

     Without calling into question the opinions expressed above, we wish to draw your attention on the changes in the method described in the Note 1.2(i) to the combined financial statements related to the change in evaluation and presentation of the provisions for the pension and retirement indemnities that occurred in 1999.

     Accounting practices used by the division in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of combined net income and net worth of the Optronics division to U.S. generally accepted accounting principles is set forth in Notes 21 and 22 of the Notes to the combined financial statements.

                                             /s/ CHRISTIAN CHIARASINI
                                       --------------------------------------
                                             BARBIER FRINAULT & AUTRES
                                         Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France
January 31, 2002

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                           COMBINED INCOME STATEMENTS

                                                           NOTE    2001 (a)        2001             2000             1999
                                                          ------   --------   --------------   --------------   --------------
                                                                                      (IN MILLIONS)
NET SALES .............................................       (3)  $  418.7       EURO 470.4      EURO  432.3      EURO  177.1
Cost of sales .........................................              (381.0)          (428.0)          (276.8)          (114.6)
                                                                   --------   --------------   --------------   --------------
GROSS PROFIT ..........................................                37.7             42.4            155.5             62.5
Administrative and selling expenses ...................               (34.7)           (39.0)           (24.3)           (13.0)
Research & Development expenses .......................               (55.2)           (62.0)           (36.1)           (24.9)
                                                                   --------   --------------   --------------   --------------
INCOME (LOSS) FROM OPERATIONS .........................       (4)     (52.2)           (58.6)            95.1             24.6
Financial income (loss) ...............................       (5)      (5.1)            (5.8)            (0.4)            (0.1)
Restructuring costs ...................................                (6.7)            (7.5)              --               --
Other revenue (expense) ...............................       (6)     (19.1)           (21.5)             0.1             (0.9)
                                                                   --------   --------------   --------------   --------------
INCOME (LOSS) BEFORE TAXES AND AMORTIZATION OF GOODWILL               (83.1)           (93.4)            94.8             23.6
Income tax ............................................       (7)      23.4             26.3            (32.9)            (7.5)
Amortization of goodwill ..............................               (68.7)           (77.2)            (2.9)              --
Purchased R&D .........................................                  --               --            (21.5)              --
                                                                   --------   --------------   --------------   --------------
NET INCOME (LOSS) .....................................            $ (128.4)    EURO  (144.3)     EURO   37.5      EURO   16.1
                                                                   ========   ==============   ==============   ==============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1=$0.8901 on December 31, 2001.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE COMBINED FINANCIAL
                                   STATEMENTS.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                             COMBINED BALANCE SHEETS

                                     ASSETS

                                                           NOTE     2001 (a)         2001              2000              1999
                                                          ------    --------    --------------    --------------    --------------
                                                                                        (IN MILLIONS)
Goodwill, net .........................................       (2)   $   51.7      EURO    58.1       EURO  132.4       EURO     --
Other intangible assets, net ..........................                 10.8              12.1              22.7               0.7
INTANGIBLE ASSETS, NET ................................                 62.5              70.2             155.1               0.7
Property, plant and equipment .........................       (8)      325.3             365.5             162.2              72.3
Less accumulated depreciation .........................       (8)      (91.3)           (102.6)            (54.6)            (37.6)
PROPERTY, PLANT AND EQUIPMENT, NET ....................                234.0             262.9             107.6              34.7
Other investments .....................................                  0.7               0.8                --                --
TOTAL NON-CURRENT ASSETS ..............................                297.2             333.9             262.7              35.4
INVENTORIES AND WORK-IN-PROGRESS, NET .................       (9)       53.8              60.4             131.0              42.8
Trade receivables and related accounts, net ...........      (10)       63.6              71.5              91.7              42.1
Other accounts receivable .............................      (11)      110.8             124.5              41.6              10.1
                                                                    --------    --------------    --------------    --------------
ACCOUNTS RECEIVABLE, NET ..............................                174.4             196.0             133.3              52.2
CASH POOLING-- ALCATEL CURRENT ACCOUNT
(MATURITY NOT LESS THAN THREE MONTHS) .................                   --                --                --               6.1
Cash Pooling-- Alcatel current account
  (maturity less than three months) ...................                 14.2              16.0              46.7               4.2
Marketable securities net .............................                  1.7               1.9               2.1                --
Cash ..................................................                  2.7               3.0               0.4               0.1
CASH AND CASH EQUIVALENTS .............................                 18.6              20.9              49.2               4.3
                                                                    --------    --------------    --------------    --------------
TOTAL CURRENT ASSETS ..................................                246.8             277.3             313.5             105.4
                                                                    --------    --------------    --------------    --------------
TOTAL ASSETS ..........................................             $  544.0      EURO   611.2       EURO  576.2       EURO  140.8
                                                                    ========    ==============    ==============    ==============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1=$0.8901 on December 31, 2001.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE COMBINED FINANCIAL
                                   STATEMENTS.

               LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

                                                     2001 (a)                 2001                     2000            1999
                                                  -------------   -----------------------------   -------------   -------------
                                                                      BEFORE          AFTER
                                                      AFTER       -------------   -------------       AFTER           AFTER
                                          NOTE    APPROPRIATION             APPROPRIATION         APPROPRIATION   APPROPRIATION
                                         ------   -------------   -----------------------------   -------------   -------------
                                                                              (IN MILLIONS)
Funds allocated by Alcatel ...........            $       326.3   EURO    366.6   EURO    366.6   EURO    332.9   EURO     78.4
Accumulated net profits (losses) .....                   (125.9)         (141.4)         (144.3)            2.9           (25.1)
Cumulative translation adjustment ....                      4.8             5.4             5.4             1.7             3.4
                                                  -------------   -------------   -------------   -------------   -------------
TOTAL NET WORTH OF THE OPTRONICS
  DIVISION ...........................                    205.2           230.6           227.7           337.5            56.7
Accrued pension and retirement
  obligations ........................    (12)              2.3             2.6             2.6             2.1             1.6
Other reserves .......................    (13)             33.2            37.3            37.3            19.0            13.1
                                                  -------------   -------------   -------------   -------------   -------------
TOTAL RESERVES FOR LIABILITIES
  AND CHARGES ........................                     35.5            39.9            39.9            21.1            14.7
                                                  -------------   -------------   -------------   -------------   -------------
Cash pooling-- Alcatel current account                    142.0           159.5           159.5            17.1              --
Other borrowings .....................                     40.4            45.4            45.4            19.0             4.7
                                                  -------------   -------------   -------------   -------------   -------------
TOTAL FINANCIAL DEBT .................    (14)            182.4           204.9           204.9            36.1             4.7
                                                  -------------   -------------   -------------   -------------   -------------
Advances from customers ..............    (15)              0.2             0.2             0.2             0.1             0.1
Trade payables and related accounts ..                     87.1            97.8            97.8           119.3            34.9
Other payables .......................    (16)             33.6            37.8            40.7            62.1            29.7
                                                  -------------   -------------   -------------   -------------   -------------
TOTAL OTHER LIABILITIES ..............                    120.9           135.8           138.7           181.5            64.7
                                                  -------------   -------------   -------------   -------------   -------------
TOTAL LIABILITIES AND NET WORTH OF
  THE OPTRONICS DIVISION .............            $       544.0   EURO    611.2   EURO    611.2   EURO    576.2   EURO    140.8
                                                  =============   =============   =============   =============   =============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1=$0.8901 on December 31, 2001.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE COMBINED FINANCIAL
                                   STATEMENTS.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                        COMBINED STATEMENTS OF CASH FLOWS

                                                                    2001(a)         2001         2000         1999
                                                                  ----------    -----------   ----------   ----------
                                                                                     (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) .............................................   $   (128.4)   EURO (144.3)  EURO  37.5   EURO  16.1
Adjustments to reconcile income to net cash provided by
  operating activities:
Depreciation and amortization, net* ...........................        113.8          127.8         42.3          8.2
Changes in reserves for pension obligations, net ..............          0.4            0.5          0.4          0.8
Changes in other reserves, net ................................        103.8          116.6          7.8          1.1
Net (gain) loss on disposal of non-current assets .............          4.6            5.2           --           --
Other .........................................................                          --           --           --
                                                                  ----------    -----------   ----------   ----------
WORKING CAPITAL PROVIDED BY OPERATIONS ........................         94.2          105.8         88.0         26.2
Net change in current assets and liabilities:
(Increase) Decrease in accounts receivable ....................         32.0          (35.9)       (78.1)       (12.3)
(Increase) Decrease in inventories ............................         19.9          (22.4)       (88.5)        (5.3)
Increase (Decrease) in accounts payable and accrued expenses ..         66.2          (74.4)       114.2          5.4
Changes in reserves on current assets, net** ..................           --             --           --           --
                                                                  ----------    -----------   ----------   ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES ..............        (23.9)         (26.9)        35.6         14.0
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets ........................          0.3            0.3           --           --
Capital expenditures ..........................................        121.6         (136.6)       (72.3)       (14.7)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated
  companies ...................................................         93.2         (104.7)      (184.5)          --
Decrease (increase) in Alcatel current account (maturity more
  than three months) ..........................................           --             --          6.1         12.2
                                                                  ----------    -----------   ----------   ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ..............       (214.5)        (241.0)      (250.7)        (2.5)
                                                                  ----------    -----------   ----------   ----------
NET CASH FLOWS AFTER INVESTING ACTIVITIES .....................       (238.4)        (267.9)      (215.1)        11.5
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term debt ...................................        126.7          142.3         17.4           --
Increase in long-term debt ....................................          0.7            0.8          0.8           --
Principal payment under capital lease obligation ..............         (1.7)          (1.9)        (1.3)        (1.0)
Proceeds from issuance of Alcatel Optronics France shares .....         94.6          106.3        245.0           --
Funds allocated by Alcatel ....................................           --             --          9.6         (3.0)
Dividends paid by Alcatel Optronics France ....................         (8.5)          (9.5)       (11.5)       (11.0)
                                                                  ----------    -----------   ----------   ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ..............        211.8          238.0        260.0        (15.0)
Net effect of exchange rate changes ...........................          1.4            1.6           --           --
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........        (25.2)         (28.3)        44.9         (3.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ................         43.8           49.2          4.3          7.8
CASH AND CASH EQUIVALENTS AT END OF YEAR ......................   $     18.6    EURO   20.9   EURO  49.2   EURO   4.3
                                                                  ==========    ===========   ==========   ==========

Income taxes paid amounted to EURO 14.0 million in 2001, EURO 16.2 million in 2000 and 6.5 million in 1999. Interest paid amounted to EURO 8.4 million in 2001, EURO 1.3 million in 2000 and EURO 0.5 million in 1999.

* Of which an exceptional amortization of the goodwill and acquired technology of Alcatel Optronics Canada in 2001( EURO 70.0 million and EURO
     7.9 million, respectively) and purchased R&D relative to the acquisition of Innovative Fibers in 2000: EURO 21.5 million.

**   included in the line changes in other reserves, net

(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.8901 on December 31, 2001.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE COMBINED FINANCIAL
                                   STATEMENTS.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

      COMBINED STATEMENT OF CHANGES IN NET WORTH OF THE OPTRONICS DIVISION

                                                            FUNDS          ACCUMULATED     CUMULATIVE        TOTAL NET
                                                         ALLOCATED BY         NET          TRANSLATION        WORTH OF
                                                           ALCATEL       PROFITS/LOSSES    ADJUSTMENT       THE DIVISION
                                                        -------------    --------------   -------------    -------------
                                                                             (IN MILLIONS OF EUROS)
BALANCE AT JANUARY 1, 1999 ..........................   EURO     81.6             (29.7)            1.2             53.1
Net income ..........................................              --              16.1              --             16.1
Funds allocated by Alcatel ..........................            (3.2)               --              --             (3.2)
Translation adjustment of the year ..................              --                --             2.2              2.2
Dividends ...........................................              --             (11.5)             --            (11.5)
                                                        -------------    --------------   -------------    -------------
BALANCE AT DECEMBER 31, 1999 ........................   EURO     78.4             (25.1)            3.4             56.7
Net income ..........................................              --              37.5              --             37.5
Funds allocated by Alcatel ..........................           254.5                --              --            254.5
Translation adjustment of the year ..................              --                --            (1.7)            (1.7)
Dividends ...........................................              --              (9.5)             --             (9.5)
                                                        -------------    --------------   -------------    -------------
BALANCE AT DECEMBER 31, 2000 ........................   EURO    332.9               2.9             1.7            337.5
Net income (loss) ...................................              --            (144.3)             --           (144.3)
Funds allocated by Alcatel ..........................           105.9                --              --            105.9
Kymata's goodwill charged to the net worth ..........           (72.2)               --              --            (72.2)
Translation adjustment of the year ..................              --                --             3.7              3.7
                                                        -------------    --------------   -------------    -------------
BALANCE AT DECEMBER 31, 2001 BEFORE APPROPRIATION ...   EURO    366.6    EURO    (141.4)  EURO      5.4    EURO    230.6
BALANCE AT DECEMBER 31, 2001 BEFORE APPROPRIATION (a)   $       326.3    $       (125.9)  $         4.8    $       205.2

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $ 0.8901 on December 31, 2001.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE COMBINED FINANCIAL
                                   STATEMENTS.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

1.1 -- BASIS OF PRESENTATION

     As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid on these Alcatel Class O shares are based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

     - Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

     - Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

     - Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

     - Alcatel Optronics UK (ex Kymata), a U.K. company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands.

     The Optronics division designs, manufactures and sells high-performance optical chips, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. It is a business division of Alcatel, operating in its Optics segment. The Optronics division offers four product lines of active components: discrete modules, which include DWDM lasers, detectors and optical routing modules; pump modules for both submarine and terrestrial networks; optical amplifier subsystems; and optical interface sub-systems. The Optronics division also offers a product line for passive components, including filters using Fiber Bragg Grating (FBG) technology, multiplexers and other passive devices using Arrayed Waveguide Grating (AWG) technology. The Optronics division sells to Alcatel units and other major system manufacturers.

     These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity under French law for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the audited consolidated financial statements of Alcatel.

     The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flow directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

     The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

     The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts, except the financing of Alcatel Optronics USA from July 1, 2000 and Research and Development allocations for 2000 as described below. The following analysis sets forth the

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

CASH MANAGEMENT AND ALLOCATION POLICIES

     For the purpose of the preparation of these combined financial statements, the capital structure of the Optronics division:

     - has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained. As disclosed in Note 18(a) to the notes to the combined financial statements, Alcatel Central Treasury offered Alcatel Optronics France the possibility to invest its surplus cash and access to short-term and long-term financing.

     - for the U.S. entity, Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected in the combined financial statements for this entity. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. Ever since, Alcatel Optronics USA maintains separate cash accounts and records the related financial interests and revenues.

     - has been based on the current capital structures and financial positions of Alcatel Optronics Canada and Alcatel Optronics UK.

     Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

     Alcatel Central Treasury and Alcatel Optronics France continued with their existing agreement and its terms remained unchanged, while Alcatel Optronics USA and Alcatel USA Sourcing LP have entered into a similar agreement since July 1, 2000. The principles of the Basic Intercompany Agreement apply to any company further acquired and included in the Optronics division perimeter since September 20, 2000. As a result, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK Ltd have also entered into similar agreements since their respective acquisition dates.

     Funds required by the Optronics division for its current and future capital expenditures or business acquisitions are and will be subject to the approval and budget procedures of Alcatel.

COSTS OF SALES

     EURO 2.6 million, EURO 2.4 million, EURO 1.1 million included in costs of sales for 2001, 2000 and 1999, respectively, resulted from allocation of common expenses.

     Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

     Subsequent to the implementation of the Basic Intercompany Agreement and the creation of Alcatel Optronics USA, Alcatel Sourcing L.P. invoiced such costs to Alcatel Optronics USA based on the provisions of an agreement that reflects the allocation criteria described above.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

ADMINISTRATIVE & SELLING EXPENSES

     EURO 7.5 million, EURO 6.2 million, EURO 3.2 million included in administrative and selling expenses for 2001, 2000 and 1999, respectively, resulted from allocation of common expenses.

     Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with Alcatel's allocation of the costs among its various businesses generally based on turnover.

RESEARCH AND DEVELOPMENT

     Prior to 2000, Research and Development ("R&D") activities carried out by Alcatel related to the Optronics business and used by the Optronics division ( EURO 6.7 million in 1999) have been allocated to the Optronics division, net of any funding already recorded by the Optronics division, to the Alcatel Research Center.

     Such allocation was made in identifying the individual R&D projects directly related to the Optronics business and considering costs incurred (principally personnel expenses) for each of those projects.

     For the fiscal years after 2000, Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel will perform R&D related to the business of the Optronics division. The R&D projects will be divided into separate categories:

     - Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division. The amount for 2000 is agreed at EURO 6.1 million and will remain constant during the next three years.

     - Long and medium-term research: the Optronics division will participate to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

     - Ad hoc research programs: the Optronics division and Alcatel will negotiate dedicated contracts project by project.

     As a result of the implementation of the frame research & development agreement, the Optronics division paid to Alcatel EURO 9.6 million in 2001 and EURO 6.1 million in 2000.

INCOME TAX

     Income tax for each of the combined entities has been determined as if each were a separate entity and reflects tax credits associated with losses attributable to the entities of the Optronics division when it is more likely than not that the tax benefit will be realized. See Note 7 to the notes to the combined financial statements.

     As disclosed in the Basic Intercompany Agreement as discussed below, tax agreements concluded between Alcatel on one hand, and Alcatel Optronics France and Alcatel Optronics USA on the other hand, enable them to pay Alcatel an amount equivalent to the income tax that such entities would have paid if they were independent. However, Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, such entities are paying their own income tax, if any, directly to the local authorities.

BASIC INTERCOMPANY AGREEMENT

     On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

     -    the ownership and use of intellectual property,

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     -    the allocation of research and development resources and costs,

     -    the purchase of the Optronics division's products by Alcatel,

     -    the supply of support services by Alcatel to the Optronics division,

     -    the supply of treasury services by Alcatel to the Optronics division,

     -    the allocation of taxes, and

     -    competition between Alcatel and the Optronics division.

     Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of the agreement.

     The terms of the Basic Intercompany Agreement may only be amended or modified with prior approval by a general meeting of all of Alcatel's shareholders, voting together as a single class, and a special meeting of the holders of the Class O shares voting as a separate class.

     Other than to the extent expressly provided in the Basic Intercompany Agreement and in the by-laws of Alcatel, it is the general policy of the board of directors of Alcatel that all material matters between the Optronics division and Alcatel and its subsidiaries are to be resolved in accordance with French law in a manner determined by the board of directors of Alcatel to be in the best interests of Alcatel, taking into consideration the interests of all of its shareholders.

     Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination of the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of Class A shares of Alcatel, would be made by the board of directors of Alcatel in its good faith business judgment of Alcatel's best interests, taking into consideration the interests of all shareholders.

     Although the board of directors has no present plans to modify, rescind or change such policies, any future change in these policies, if not required by appropriate authority, will have to be preferable to the policy in place and will be disclosed and accounted for in accordance with generally accepted accounting principles in France.

     Earnings per share is only presented in Alcatel's consolidated financial statements and is not presented in the separate combined financial statements of the Optronics Division, as Class O shareholders are not shareholders of any entity included in the Optronics Division.

1.2 -- SUMMARY OF ACCOUNTING POLICIES

     The combined financial statements of the Optronics division are presented in accordance with French generally accepted accounting principles. Since January 1, 1999, Alcatel and the Optronics division has been complying with the "New principles and methodology relative to consolidated financial statements" Regulation 99-02 approved by decree dated June 22, 1999 of the "Comite de Reglementation Comptable". Such change did not have any effect on the 1999 financial statements of the Optronics division.

     The combined financial statements of the Optronics division comply with the essential accounting principles described hereafter.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     All significant transactions and balances within the Optronics division are eliminated.

(a)  TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

     The balance sheets of non-French entities are translated into euro at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in the net worth of the Optronics division.

(b)  TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

(c)  RESEARCH AND DEVELOPMENT EXPENSES

     These costs are recorded as expenses for the year in which they are incurred.

     In connection with the treatment of acquisitions, the Optronics division may allocate a significant portion of the purchase price to in-process research and development projects.

     In estimating the fair value of in-process research and development for an acquisition, the division may consider present value calculations of income, project accomplishments and any remaining outstanding items, the overall contribution of the project to the division, as well as the project risks.

     The revenue projection the Optronics division usesto value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the division and its competitors. Net cash flows from such projects are based on management's estimates of cost of sales, operating expenses, and income taxes from such projects.

     The value assigned to purchased in-process research and development is determined by discouting the net cash flows to their present value. The selection of the discount rate is based on consideration of the division's weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

     This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development costs already incurred, and the projected cost to complete the projects.

     If as of the date of an acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects is capitalized and immediately expensed at acquisition.

(d)  INTANGIBLE ASSETS

     Goodwill is amortized using the straight-line method over a period of twenty years.

     Whenever events or changes in the market indicate a risk of impairment of goodwill, a detailed review is carried out to determine whether the carrying amount of such an asset remains lower than its estimated fair value. If necessary, an exceptional amortization is accounted for to reduce its carrying amount to its estimated fair value.

     Other intangible assets, which include acquired software and licenses, are amortized over their economic useful life, which does not exceed three years for acquired software.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(e)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are valued at historical cost. Depreciation, using primarily the straight-line method, is generally calculated over the following useful lives:

     Industrial buildings, plant and equipment
     -- infrastructure and fixtures ...................  5-10 years
     -- equipment and tools ...........................  3-10 years
     -- small equipment and tools .....................     3 years

     Fixed assets acquired through capital lease arrangements are capitalized and include the lease agreement concluded with Societe Immobiliere Velizy-Nozay, an affiliate of Alcatel (see Note 18, "Related party transaction").

(f)  INVESTMENTS

     Investments are stated at the lower of historical cost or fair value, assessed investment by investment, taking into consideration the diversity of the activities they represent.

(g)  INVENTORIES

     Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

(h)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise cash deposit to Alcatel's cash pooling account having a maturity of less than three months and which are liquid and transferable (see Note 18, "Related party transactions"), as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

(i)  PENSION AND RETIREMENT OBLIGATIONS

     In accordance with the laws and practices of each country, the Optronics division participates in employee benefit plans by offering early retirement benefits and special termination benefits.

     For defined benefit pension plans, liabilities and prepaid expenses are determined from January 1, 1999 as follows:

     --   using the Projected Unit Credit Method (with projected final salary);

     -- recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

     The effect of the change as of January 1, 1999 between the reserves calculated in accordance with the above mentioned accounting rules and the reserves calculated according to local accounting standards has been recorded under the caption "other revenue (expense)" in the 1999 income statement.

     Furthermore, the financial component of the periodic benefit cost (interest cost after deduction of return on plan assets) has been shown, since January 1, 1999, in the "Financial income (loss)" (see Note 5 to the combined financial statements) rather than in the "Income from operations".

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(j)  RESERVES FOR RESTRUCTURING

     Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Alcatel management and have been announced before approval of the financial statements. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, retraining costs of terminated employees, shut-down of facilities and write-off of fixed assets, inventories and other assets.

(k)  DEFERRED TAXATION

     Deferred income taxes are computed under the liability method for all temporary differences arising between taxable income and accounting income, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been enacted.

     Deferred income tax assets are recorded in the balance sheet when it is more likely than not that the tax benefit will be realized in the future

(l)  REVENUE RECOGNITION

     Sales of equipment are recognized upon shipment to customers, which transfers risks and rewards of ownership. A 12-month warranty is generally granted to customers and this obligation is provided for when a sale is recognized. Net sales represent sales and revenues, net of value added taxes
(VAT).

(m)  FINANCIAL INSTRUMENTS

     The Optronics division uses forward exchange contracts to manage and reduce its exposure to fluctuations in foreign currency exchange rates. These forward exchange contracts are contracted with Alcatel Central Treasury as further described in Note 18 -- "Related Party Transactions". When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the corresponding gains and losses for the hedged item; otherwise, changes in the market value of these instruments are recognized in the period of change.

(n)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, such as recognition of deferred tax assets, calculation of goodwill exceptional amortization related to impairment, recognition of allowance for inventory and doubtful accounts receivable and customer warranties, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 -- CHANGES IN THE COMBINED COMPANIES

(a)  ACQUISITION OF INNOVATIVE FIBERS IN 2000

     On August 1, 2000, the Optronics division acquired 100% of Innovative Fibers, Inc., a Canadian company specializing in passive devices, for U.S. $ 175 million ( EURO 188.8 million) in cash. The total cost of acquisition amounted to EURO 190.2 million, valued at the exchange rate on the date of acquisition.

     Innovative Fibers Inc. has been consolidated since August 1, 2000 in Alcatel's consolidated financial statements and subsequently has been renamed Alcatel Optronics Canada.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     In connection with the transaction, certain key-employees of Innovative Fibers entered into three-year employment contracts. In addition, three-year retention mechanisms were put into place in order to retain key employees of Innovative Fibers.

     The cost of acquisition of Innovative Fibers was allocated to assets acquired and liabilities assumed. The major assets acquired include:

     EURO 21.5 million of in process Research & Development, which was allocated to such projects according to the methodology described in Note 2.1 (c) to the combined financial statements. This amount was expensed in the fiscal year 2000.

     EURO 22.6 million of acquired technology. This intangible asset is depreciated over 7 years.

     The unallocated portion of the cost of acquisition was recorded as goodwill for EURO 138.6 million and is amortized over 20 years. However, in accordance with the principle described in Note 1.2 (d), an exceptional amortization of goodwill ( EURO 70.0 million) and acquired technology ( EURO 7.9 million) was recorded in 2001 to reflect the material change in market conditions affecting this business.

(b)  ACQUISITION OF KYMATA LTD IN 2001

     On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK, has been consolidated since September 30, 2001 in Alcatel's consolidated financial statements.

     On November 8, 2001, Alcatel transferred its investment in Alcatel Optronics UK to Alcatel Optronics France in exchange for a note that has been repaid through the issuance of new Alcatel Optronics France shares to Alcatel.

     The acquisition has been accounted for under the French pooling-of-interests method (" METHODE DEROGATOIRE ") both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the Division.

     Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all of the outstanding shares of Kymata. Based on the average opening prices of the shares for the 20 trading days ending September 21, 2001, the total cost of the acquisition including acquisition costs was EURO 108.3 million.

     The obligations of Kymata related to its stock option plans will be covered by the grant of Alcatel Class O shares. Each stock option granted by Kymata will be exchanged against 0.00671 Alcatel Class O share.

     Prior to the transaction, certain key employees entered into bonus contracts to be paid in case of a sale or an initial public offering of Kymata, provided the employee remains employed by the acquiring firm from one to three years.

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The table below presents pro forma combined financial data for the Optronics division as if the acquisition of Kymata Ltd had occurred on January 1, 2001.

     The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operation which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                                                               2001
                                                           ------------
                                                           (IN MILLIONS
                                                             OF EURO)
Net sales ...............................................         481.9
Income from operations ..................................         (92.5)
Income before tax and amortization of goodwill ..........        (140.7)
Net income                                                       (192.9)

NOTE 3 -- INFORMATION BY GEOGRAPHICAL AREA AND CONCENTRATION

     The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

                                                                          UNITED
                                   UNITED             REST OF    TOTAL   STATES OF
                         FRANCE   KINGDOM    ITALY     EUROPE    EUROPE   AMERICA    CANADA     ASIA     TOTAL
                        -------   -------   -------   -------   -------  ---------  -------   -------   -------
                                              (IN MILLIONS OF EURO, EXCEPT FOR STAFF COUNT)
2001
NET SALES
  By entity location .    337.6       2.2        --        --     339.8     118.1      12.5        --     470.4
  By geographical ....     40.5     154.7      79.9       7.9     283.0     158.9       5.3      23.2     470.4
  market
Income from operations    (45.7)    (12.6)       --        --     (58.3)      4.6      (4.9)       --     (58.6)
Property, plant and ..    168.9      45.1                  --     214.0      20.1      28.8        --     262.9
equipment, net
Total assets .........    398.7      55.9        --        --     454.6      54.2     102.4        --     611.2
Staff ................    1,124       284        --        --     1,408       185       203        --     1,796

2000
NET SALES
  By entity location .    286.7        --        --        --     286.7     136.4       9.2        --     432.3
  By geographical ....     28.1     161.4      46.4       9.8     245.7     168.4       1.2      17.0     432.3
  market
Income from operations     78.1        --        --        --      78.1      14.2       2.8        --      95.1
Property, plant and ..     79.4        --        --        --      79.4       8.9      19.3        --     107.6
equipment, net
Total assets .........    319.1        --        --        --     319.1      77.0     180.1        --     576.2
Staff ................      863        --        --        --       863       158       407        --     1,428

1999
NET SALES
  By entity location .    141.7        --        --        --     141.7      35.4        --        --     177.1
  By geographical ....      7.8      71.9      39.5       3.2     122.4      49.0        --       5.7     177.1
  market
Income from operations     22.7        --        --        --      22.7       1.9        --        --      24.6
Property, plant and ..     30.4        --        --        --      30.4       4.3        --        --      34.7
equipment, net
Total assets .........    125.2        --        --        --     125.2      15.6        --        --     140.8
Staff ................      521        --        --        --       521        68        --        --       589

----------
The above information is analyzed by entity location, except for net sales which are also analyzed by geographical market.

     Alcatel and its subsidiaries represent a significant portion of the Optronics division's sales (82%, 67% and 82% of net sales in 2001, 2000 and 1999 respectively).

     The key raw materials that the Optronics division uses in the manufacturing of its products tend to be available from only a small number of suppliers. In order to avoid over-reliance on any single source, as a general policy, the Optronics division seeks to have at least two suppliers qualified for each raw material that it uses. Exceptions to this policy may exist when new products are brought to market. Because of the need to get new products to market quickly, the Optronics division will initially work with single suppliers before later qualifying alternate sources.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTE 4 -- INCOME FROM OPERATIONS

     Income from operations includes amortization and depreciation, research and development expenses, pension costs and employee profit sharing.

     Shipping and handling costs are included in cost of sales.

     Expenses relating to all research and development work of a general nature, undertaken by the Optronics division, do not include specific studies made at the request of customers.

NOTE 5 -- FINANCIAL INCOME (LOSS)

                                             2001     2000     1999
                                            ------   ------   ------
                                              (IN MILLIONS OF EURO)
Net interest (expense) income ...........     (4.0)     1.0      0.4
Net exchange gain (loss) ................     (1.1)    (0.8)      --
Capital lease obligations ...............     (0.5)    (0.5)    (0.4)
Financial components of the pension costs     (0.2)    (0.1)    (0.1)
                                            ------   ------   ------
NET FINANCIAL INCOME (LOSS) .............     (5.8)    (0.4)    (0.1)
                                            ======   ======   ======

NOTE 6 -- OTHER REVENUE (EXPENSE)

                                             2001     2000     1999
                                            ------   ------   ------
                                              (IN MILLIONS OF EURO)
Other (net)* ............................    (21.5)     0.1     (0.9)
                                            ------   ------   ------
TOTAL ...................................    (21.5)     0.1     (0.9)
                                            ======   ======   ======

----------
*  of which EURO 33.0 million relates to order cancellation indemnities (see
   Note 18 -- Related party transactions), EURO (36.0) million relates to exceptional write-off on inventories, EURO (7.9) million relates to exceptional amortization of the acquired technology of Alcatel Optronics Canada and EURO (9.6) million relates to exceptional depreciation of fixed assets.

NOTE 7 -- INCOME TAX

 FRANCE

     Since 1987, a tax consolidation system allows French parent companies to include and deduct from their own taxable income the taxable income and losses of their 95% or more owned French subsidiaries (the "Alcatel Tax Consolidation Group"). Starting from January 1, 1997, Alcatel's consolidated taxable income includes Alcatel Optronics France's taxable income based on the provisions of this tax consolidation system.

     Alcatel Optronics France is required to file a separate tax return and pay Alcatel any tax normally payable to the tax authorities. When the parent company incurs a consolidated tax loss, the amount paid by the subsidiaries is not required to be reallocated to the profit-making tax consolidated subsidiaries.

 FOREIGN SUBSIDIARIES

     Alcatel Optronics USA contributes to the consolidated taxable income of Alcatel USA. Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(a)  ANALYSIS OF INCOME TAX CHARGE

                                             2001     2000     1999
                                            ------   ------   ------
                                              (IN MILLIONS OF EURO)
Current income tax credit (charge) ......      5.7    (35.2)    (9.8)
Deferred income tax credit, net .........     20.6      2.3      2.3
                                            ------   ------   ------
INCOME TAX ..............................     26.3    (32.9)    (7.5)
                                            ======   ======   ======

(b)  EFFECTIVE INCOME TAX RATE

    The effective income tax rate can be analyzed as follows:

                                                            2001        2000        1999
                                                          --------    --------    --------
                                                            (IN MILLIONS OF EURO, EXCEPT
                                                                       FOR %)
INCOME (LOSS) BEFORE TAXES ............................      (93.4)       94.8        23.6
AVERAGE INCOME TAX RATE ...............................       34.1%       37.3%       39.9%
                                                          --------    --------    --------
EXPECTED TAX CHARGE ...................................       31.8       (35.4)       (9.4)
                                                          --------    --------    --------
Impact of:
-- Reduced taxation of certain revenues ...............         --          --          --
-- Utilization/ creation of tax losses carryforwards ..         --          --          --
-- Tax credit .........................................        6.1         2.4         1.3
-- Other permanent differences ........................      (11.6)        0.1         0.6
ACTUAL INCOME TAX CHARGE ..............................       26.3       (32.9)       (7.5)
                                                          --------    --------    --------
EFFECTIVE TAX RATE ....................................      (28.1)%      34.7%       31.8%
                                                          ========    ========    ========

     Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each entity, divided by combined income before taxes.

     Deferred taxes that were not recognized because of their uncertain recovery amounted to EURO 5.9 million at December 31, 2001.

(c)  DEFERRED TAX BALANCES

     Deferred tax (liabilities) assets are included in the following captions of the combined balance sheet:

                                                            2001        2000        1999
                                                          --------    --------    --------
                                                               (IN MILLIONS OF EURO)
Other accounts receivable
-- current assets .....................................       31.5         9.7         5.9
-- non-current assets .................................        4.8         1.0         0.9
                                                          --------    --------    --------
TOTAL* ................................................       36.3        10.7         6.8
                                                          --------    --------    --------
Other payables
-- current liabilities ................................       (0.5)       (2.5)       (1.8)
-- non-current liabilities ............................       (6.7)       (3.2)       (2.2)
                                                          --------    --------    --------
TOTAL** ...............................................       (7.2)       (5.7)       (4.0)
                                                          --------    --------    --------
NET DEFERRED TAX (LIABILITIES) ASSETS .................       29.1         5.0         2.8
                                                          ========    ========    ========

----------
*   See Note 11.
**  See Note 16.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT

(a)  CHANGE IN PROPERTY, PLANT AND EQUIPMENT

                                                        GROSS VALUE
                                      ------------------------------------------------
                                                     PLANT
                                                   EQUIPMENT
                                      BUILDINGS    AND TOOLS      OTHER        TOTAL
                                      ---------    ---------    ---------    ---------
                                                     (IN MILLIONS OF EURO)
DECEMBER 31, 1998 .................         8.8         41.1         11.1         61.0
                                      =========    =========    =========    =========
Additions .........................          --         12.6          1.3         13.9
Disposals .........................          --         (3.8)        (0.1)        (3.9)
Other movements* ..................          --          1.6         (0.3)         1.3
DECEMBER 31, 1999 .................         8.8         51.5         12.0         72.3
                                      =========    =========    =========    =========
Additions .........................        10.0         49.9         18.4         78.3
Disposals .........................          --         (0.7)          --         (0.7)
Changes in perimeter ..............         1.7         10.3          0.3         12.3
Other movements* ..................          --         (0.4)         0.4           --
DECEMBER 31, 2000 .................        20.5        110.6         31.1        162.2
                                      =========    =========    =========    =========
Additions .........................        20.3        109.8         20.3        150.4
Disposals .........................        (1.2)       (11.3)        (0.4)       (12.9)
Changes in perimeter ..............        17.8         40.4          5.5         63.7
Other movements* ..................         0.3          1.5          0.3          2.1
DECEMBER 31, 2001 .................        57.7        251.0         56.8        365.5
                                      =========    =========    =========    =========

----------
* Including translation adjustments.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(b) CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

                                                  ACCUMULATED DEPRECIATION
                                      ------------------------------------------------
                                                     PLANT
                                                   EQUIPMENT
                                      BUILDINGS    AND TOOLS      OTHER        TOTAL
                                      ---------    ---------    ---------    ---------
                                                      (IN MILLIONS OF EURO)
DECEMBER 31, 1998 .................         3.7         21.2          8.3         33.2
                                      =========    =========    =========    =========
Depreciation charge ...............         1.0          4.0          0.8          5.8
Write-backs* ......................          --         (3.8)          --         (3.8)
Other movements** .................          --          1.5           --          2.4
DECEMBER 31, 1999 .................         4.7         22.9         10.0         37.6
                                      =========    =========    =========    =========
Depreciation charge ...............         1.3         11.8          2.1         15.2
Write-backs* ......................          --         (0.7)          --         (0.7)
Changes in perimeter ..............          --          2.4           --          2.4
Other movements** .................          --          0.1           --          0.1
DECEMBER 31, 2000 .................         6.0         36.5         12.1         54.6
                                      =========    =========    =========    =========
Depreciation charge ...............         2.8         30.0          7.1         39.9
Write-backs* ......................        (0.4)        (6.7)        (0.3)        (7.4)
Changes in perimeter ..............         2.4         10.5          1.9         14.8
Other movements** .................          --          0.7           --          0.7
DECEMBER 31, 2001 .................        10.8         71.0         20.8        102.6
                                      =========    =========    =========    =========

----------
* Write-backs represent the accumulated depreciation of assets which have been disposed of.
**  Including translation adjustments.

(c)  LEASES

     Future rentals under capital leases at December 31, 2001:

                                                       AMOUNT
                                               ----------------------
                                               (IN MILLIONS OF EUROS)
MATURITY DATE
2002 ........................................             17.4*
2003 ........................................              2.5
2004 ........................................              2.7
2005 ........................................              2.8
2006 ........................................              2.9
2007 and thereafter .........................              9.7
                                                          ----
CAPITAL LEASE OBLIGATIONS ...................             38.0
                                                          ----
Interest ....................................              4.8
TOTAL MINIMUM LEASE PAYMENTS ................             42.8
                                                          ====

----------
* of which EURO 14.1 million represents a capital lease of Alcatel Optronics UK which will be repurchased at the beginning of 2002.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTE 9 -- INVENTORIES AND WORK-IN-PROGRESS, NET

                                                            2001        2000        1999
                                                          --------    --------    --------
                                                                (IN MILLIONS OF EURO)
Raw materials .........................................      132.3        88.3        23.4
Work in progress ......................................       11.0        36.6        17.3
Finished products .....................................       23.5        14.8         9.0
                                                          --------    --------    --------
Gross value ...........................................      166.8       139.7        49.7
Valuation allowance ...................................     (106.4)       (8.7)       (6.9)
                                                          --------    --------    --------
NET VALUE .............................................       60.4       131.0        42.8
                                                          ========    ========    ========

NOTE 10 -- TRADE RECEIVABLES AND RELATED ACCOUNTS, NET

                                                            2001        2000        1999
                                                          --------    --------    --------
                                                                (IN MILLIONS OF EURO)
Alcatel and its subsidiaries ..........................       49.6        48.7        37.8
Others ................................................       24.6        43.1         4.3
                                                          --------    --------    --------
Gross value ...........................................       74.2        91.8        42.1
Valuation allowance ...................................       (2.7)       (0.1)         --
                                                          --------    --------    --------
NET VALUE .............................................       71.5        91.7        42.1
                                                          ========    ========    ========

NOTE 11 -- OTHER ACCOUNTS RECEIVABLE

                                                            2001        2000        1999
                                                          --------    --------    --------
                                                                (IN MILLIONS OF EURO)
Prepaid taxes .........................................       52.4        14.0         2.8
Current deferred taxes* ...............................       36.3        10.7         6.8
Prepaid expenses ......................................        1.6         2.3          --
Advances made to employees ............................        0.1         0.1          --
Other accounts** ......................................       34.1        14.5         0.5
                                                          --------    --------    --------
GROSS AND NET VALUE ...................................      124.5        41.6        10.1
                                                          ========    ========    ========

----------
*  See Note 7

** of which EURO 33.0 million relates to order cancellation indemnities (see
   Note 18 -- Related party transactions)

NOTE 12 -- PENSIONS AND POST-RETIREMENT BENEFITS

     In France, employees benefit from the retirement indemnity scheme and defined contribution benefit pension plans. In the United States of America, employees benefit from defined benefit pension plans and certain post-retirement benefits.

     In order to standardize the procedure to account for defined benefit pension plans throughout all the Alcatel entities, liabilities and prepaid expenses are determined since January 1, 1999 in accordance with the accounting principles presented in Note 1.2 (i).

     The discrepancy on January 1, 1999 between the reserves calculated in accordance with the new principles and the reserves calculated according to local accounting standards is shown in the 1999 income statement under the caption "other revenue (expense)" ( EURO 0.9 million; see Note 6).

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     For defined benefit plans, entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2001, 2000 and 1999 are as follow:

                                                             2001          2000          1999
                                                          ----------    ----------    ----------
Discount rate .........................................          6.0%          6.1%          5.3%
Rate of compensation increase .........................          3.3%          2.8%          3.3%
Expected return on plan assets ........................          9.0%          9.0%          9.0%
Expected residual active life .........................   8-12 years    8-12 years    8-12 years

                                                                                      PENSION BENEFITS
                                                                              --------------------------------
                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
CHANGE IN BENEFIT OBLIGATION
BENEFIT OBLIGATION AT BEGINNING OF YEAR ...................................        5.4         4.4         4.6
Service cost ..............................................................        0.4         0.3         0.2
Interest cost .............................................................        0.4         0.2         0.2
Transfer of personnel between the Optronics division and Alcatel ..........         --          --        (1.3)
Settlements ...............................................................       (1.0)         --          --
Actuarial loss/gain .......................................................        1.4         0.4         0.7
Benefits paid .............................................................         --          --        (0.3)
Other (foreign currency translation) ......................................        0.1         0.1         0.3
                                                                              --------    --------    --------
BENEFIT OBLIGATION AT END OF YEAR .........................................        6.7         5.4         4.4
                                                                              --------    --------    --------
CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR ............................       (1.1)       (1.3)       (2.1)
Actual return on plan assets ..............................................        0.1        (0.1)       (0.1)
Employers' contribution ...................................................       (0.5)       (0.2)         --
Transfer of personnel between the Optronics division and Alcatel ..........         --         0.6         1.2
Settlements ...............................................................        0.5          --          --
Benefits paid .............................................................         --          --          --
Foreign currency translation ..............................................       (0.1)       (0.1)       (0.3)
                                                                              --------    --------    --------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR ..................................       (1.1)       (1.1)       (1.3)
                                                                              --------    --------    --------
Funded status .............................................................        5.6         4.3         3.1
Unrecognized actuarial loss/gain ..........................................       (3.0)       (2.2)       (1.5)
                                                                              --------    --------    --------
NET AMOUNT RECOGNIZED .....................................................        2.6         2.1         1.6
                                                                              ========    ========    ========

     Components of net periodic pension cost:

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
Service cost ..............................................................        0.4         0.3         0.2
Expected interest cost ....................................................        0.4         0.2         0.2
Expected return on plan assets ............................................       (0.1)       (0.1)       (0.1)
Amortization of recognized actuarial gain/loss ............................        0.2         0.2          --
                                                                              --------    --------    --------
NET PERIODIC BENEFIT PENSION COST .........................................        0.9         0.6         0.3
                                                                              ========    ========    ========

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTE 13 -- OTHER RESERVES

(a)  ANALYSIS BY TYPE

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
Warranty ..................................................................       14.5        13.7         8.8
Litigation ................................................................        5.9         3.0         2.9
Reserves for restructuring ................................................        6.4         0.3         0.6
Other reserves ............................................................       10.5         2.0         0.8
                                                                              --------    --------    --------
TOTAL .....................................................................       37.3        19.0        13.1
                                                                              ========    ========    ========

(b)  ANALYSIS OF RESERVES FOR RESTRUCTURING

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
BALANCE AT THE BEGINNING OF THE YEAR ......................................        0.3         0.6         1.4
Expensed during year ......................................................       (0.3)         --          --
New plans and adjustments to previous estimates* ..........................        6.3          --          --
Change of perimeter .......................................................        0.1          --          --
                                                                                  ----         ---         ---
BALANCE AT THE END OF THE YEAR ............................................        6.4         0.3         0.6
                                                                                  ====         ===         ===

----------
* of which EURO 4.5 million relates to the costs of an early retirement plan for French employees; 26 people are expected to leave the company by the end of 2002.

NOTE 14 -- FINANCIAL DEBT

(a)  BORROWINGS

     Borrowings correspond to capital lease obligations ( EURO 38.0 million in 2001, EURO 11.9 million in 2000 and EURO 4.7 million in 1999), to short-term borrowings with Alcatel Central Treasury ( EURO 159.5 million in 2001 and EURO
17.1 million in 2000), as well as borrowings of Alcatel Optronics Canada with the Banque de Developpement du Canada ( EURO 3.8 million in 2001 and EURO 7.1 million in 2000) and other borrowings of Alcatel Optronics UK ( EURO 3.6 million in 2001).

(b) ANALYSIS BY MATURITY DATE

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
SHORT-TERM FINANCIAL DEBT .................................................      181.3        20.6         1.0
                                                                              --------    --------    --------
2001 ......................................................................         --          --         1.1
2002 ......................................................................         --         3.6         1.2
2003 ......................................................................        3.3         2.6         0.3
2004 ......................................................................        3.3         2.2         0.3
2005 ......................................................................        3.1         1.7         0.4
2006 ......................................................................        3.0         1.5         0.4
2007 and thereafter .......................................................       10.9         3.9          --
                                                                              --------    --------    --------
LONG-TERM FINANCIAL DEBT ..................................................       23.6        15.5         3.7
                                                                              --------    --------    --------
TOTAL .....................................................................      204.9        36.1         4.7
                                                                              ========    ========    ========

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(c)  SHORT-TERM FINANCIAL DEBT

     Short-term financial debt corresponds to borrowings with a maturity less than three months with Alcatel Central Treasury (Cash Pooling) and to the short-term portion of capital lease obligations and other borrowings.

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
Capital lease obligations .................................................       17.4         2.0         1.0
Cash Pooling-- Alcatel current account ....................................      159.5        17.1          --
Other borrowings ..........................................................        4.4         1.5          --
                                                                              --------    --------    --------
TOTAL .....................................................................      181.3        20.6         1.0
                                                                              ========    ========    ========

NOTE 15 -- ADVANCES FROM CUSTOMERS

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
Advances from Alcatel customers ...........................................         --         0.1         0.1
Advances from non-Alcatel customers .......................................        0.2          --          --
                                                                              --------    --------    --------
TOTAL .....................................................................        0.2         0.1         0.1
                                                                              ========    ========    ========

NOTE 16 -- OTHER PAYABLES

     Analysis is as follows, after appropriation:

                                                                                2001        2000        1999
                                                                              --------    --------    --------
                                                                                    (IN MILLIONS OF EURO)
Accrued liabilities and other .............................................       10.9        15.9         0.9
Social charges ............................................................       10.7         7.7         8.6
Accrued taxes .............................................................        9.0        23.3         4.7
Deferred taxes* ...........................................................        7.2         5.7         4.0
Dividends to be paid ......................................................         --         9.5        11.5
                                                                              --------    --------    --------
TOTAL .....................................................................       37.8        62.1        29.7
                                                                              ========    ========    ========

----------
* See Note 7.

NOTE 17 -- FINANCIAL INSTRUMENTS AND MARKET-RELATED EXPOSURES

     As described in Note 18, the Optronics division uses the services of the Alcatel Central Treasury to hedge its net exposure for sale and purchase commitments expressed in foreign currencies.

     The carrying amounts reflected in the combined financial statements for cash and cash equivalents, accounts receivable, short-term borrowings, trade payables, customers' advances and other payables at December 31, 1999, 2000 and 2001 are reasonable estimates of their fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

     At December 31, 2001, the Optronics division did not own any derivative financial instruments.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     At December 31, 2000, the fair value of off-balance sheet financial instrument was as follows:

                                                     PRINCIPAL      FAIR      CARRYING
                                                       AMOUNT      VALUE        AMOUNT
                                                     ---------   ---------    ---------
                                                            (IN MILLIONS OF EURO)
Foreign exchange risk:
Forward exchange contract
-- Sell CAD/receive EUR ..........................        87.8         6.6           --
-- Sell EUR/receive JPY ..........................        11.7        (2.0)          --
-- Sell EUR/receive USD ..........................         2.1        (0.1)          --
-- Sell USD/receive CAD ..........................         4.8          --           --
-- Buy USD/receive EUR ...........................         3.4        (0.1)          --
-- Buy JPY/receive EUR ...........................         2.6        (0.3)          --

     At December 31, 1999, the fair value of off-balance sheet financial instrument was as follows:

                                                     PRINCIPAL      FAIR      CARRYING
                                                       AMOUNT      VALUE        AMOUNT
                                                     ---------   ---------    ---------
                                                            (IN MILLIONS OF EURO)
Foreign exchange risk:
Forward exchange contract ........................         5.3         0.2           --

     The fair value of the forward exchange contracts has been determined in applying the difference between the forward contract rate and the forward rate at December 31 to the principal amounts of the contracts.

NOTE 18 -- RELATED PARTY TRANSACTIONS

     The principal transactions between the Optronics division and Alcatel are described below:

(a)  ALCATEL CENTRAL TREASURY

     ALCATEL CURRENT ACCOUNT: As a member of Alcatel, the Optronics division may contribute its cash on hand to the Alcatel Central Treasury cash pool against interest payments at an agreed-upon rate depending on the deposit period.

     Net interest income (expense) over the period amounts to EURO (2.2) million, EURO 1.5 million, and EURO 0.4 million in 2001, 2000 and 1999, respectively.

     FOREIGN EXCHANGE HEDGING: All exchange risks are managed with Alcatel Central Treasury. The Optronics division is exposed to an exchange risk on the following currencies: US dollars, Japanese yen, Sterling pound, and Swiss francs.

     Each month the Optronics division anticipates a net risk exposure based upon sales orders received and purchase orders given. The Optronics division hedges this difference using forward exchange sales or forward exchange purchases.

(b) SALES AND PURCHASES WITH ALCATEL

     Sales to Alcatel entities and purchases from Alcatel entities are recorded on conditions that the parties believe approximate the terms that would be negotiated by unaffiliated third parties.

     The Optronics division mainly purchases components from Alcatel CIT, Alcatel SEL and Alcatel Vacuum Technology France. Total expenses recorded as such amounted to EURO 25.3 million, EURO 5.4 million, and EURO 3.8 million in 2001, 2000 and 1999, respectively.

     Sales to Alcatel Submarine Networks and Alcatel Italia amounted to EURO
263.0 million, EURO 229.6 million and EURO 116.2 million in 2001, 2000 and 1999, respectively.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     According to the Basic Intercompany Agreement described in Note 1.1, Alcatel Submarine Networks indemnified the Optronics division for the cancellation of orders. The indemnity, which corresponds to the production costs, amounted to EURO 33.0 million.

     The Optronics division also sells to other subsidiaries of Alcatel. The most significant part of these amounts relates to Alcatel USA Inc. Sales to this subsidiary totaled EURO 117.7 million, EURO 51.2 million and EURO 28.3 million in 2001, 2000 and 1999, respectively.

(c)  PURCHASE/ DISTRIBUTION AGREEMENT WITH ALCATEL JAPAN

     The Optronics division's commercial relations with Alcatel Japan, a consolidated subsidiary of Alcatel, are as follows:

     - Alcatel Japan purchases the components from the Optronics division and resells them to its own clients. There is no fixed agreement on price rates between the two subsidiaries, but rather each sale price is negotiated. Both entities generally agree on a price that permits Alcatel Japan to remain competitive.

     - Primary components bought in Japan by the Optronics division include, among others, boxes, lenses and optics fiber. A commission on volume for Alcatel Japan is added to the basic purchase price.

     Sales to Alcatel Japan amounted to EURO 8.3 million, EURO 10.6 million and EURO 3.6 million in 2001, 2000 and 1999, respectively. Purchases from Alcatel Japan amounted to EURO 46.4 million, EURO 33.2 million and EURO 10.0 million in 2001, 2000 and 1999, respectively.

(d)  OTHER SERVICES

     Certain other services rendered by Alcatel to the Optronics division amounted to EURO 5.5 million, EURO 5.3 million and EURO 2.3 million in 2001, 2000 and 1999 respectively. The most significant part of these amounts relates to the payment of services associated with the use of Alcatel central services ( EURO 5.2 million, EURO 4.8 million and EURO 2.0 million in 2001, 2000 and 1999, respectively). This amount represents 1.2% of net sales.

     Alcatel also renders various services to the Optronics division. The total amounts paid for the services in 2001, 2000 and 1999 were EURO 12.2 million, EURO 8.0 million and EURO 5.4 million respectively. The most significant part of these amounts relates to:

     - the payment of services associated with the use of Alcatel CIT data processing activities and overhead backcharge ( EURO 4.8 million, EURO
          6.7 million and EURO 3.3 million in 2001, 2000 and 1999, respectively);

     - facilities management services with Alcatel TITN Answare ( EURO 4.5 million in 2001, EURO 1.0 million in 2000 and EURO 0.4 million in
          1999); and

     - lease contracts with Societe Immobiliere Velizy-Nozay ("SIVN"), a wholly owned subsidiary of Alcatel, ( EURO 2.9 million in 2001, EURO
          2.1 million in 2000 and EURO 1.7 million in 1999) relating to the buildings located in Nozay, France.

     In April 2001, Alcatel announced its intention to convert its plant in Illkirch into a factory for optical interface and amplifier subsystems for the Optronics division. In 2001, the Illkirch plant operated as a subcontractor for the division. Its sales amounted to EURO 1.4 million representing 4 months of activity within the Optronics division. Its total headcount, which is not included in the division's payroll, amounted to 118 people.

(e)  LEASE WITH SIVN

     Additionally, the Optronics division is committed through an agreement signed with SIVN in September 2001 to lease industrial buildings to be constructed in Nozay and delivered at the beginning of 2002. The total

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL estimated capital expenditure is EURO 18.3 million, of which EURO 4.3 million represents outstanding commitments at December 31, 2001.

     The Optronics division is committed to lease the above-mentioned building under a 9-year lease agreement with an annual lease payment of EURO 2.4 million. Lease payments will be indexed to a French construction cost index.

NOTE 19 -- PAYROLL AND STAFF

                                                                 2001       2000       1999
                                                               --------   --------   --------
                                                                (IN MILLIONS OF EURO, EXCEPT
                                                                     FOR NUMBER OF STAFF)
Wages and salaries (including social security/ pension costs)      82.6       47.7       33.7
Employee profit sharing ....................................         --        3.9        2.0
Staff of combined companies at year-end ....................      1,796      1,428        589

NOTE 20 -- CONTINGENCIES

LEGAL PROCEEDINGS

     The Optronics division has in the past received notice of alleged infringement by it of the intellectual property rights of third parties and, in the ordinary course of its business, it is regularly involved in legal disputes involving intellectual property rights and other matters. However, it does not expect that any previously alleged infringement or pending dispute will be resolved in a manner which will have a material adverse effect on its results of operations, financial condition or business prospects.

ENVIRONMENTAL MATTERS

   The Optronics division's manufacturing operations use many chemicals and gases and it is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Although the Optronics division has not suffered material environmental claims in the past and believes that its activities conform to presently applicable environmental regulations in all material respects, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Optronics division, suspension of production or a cessation of operations.

NOTE 21 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE
           OPTRONICS DIVISION AND U.S. GAAP

     The Optronics division's accounting policies comply with generally accepted accounting principles in France (French GAAP). Elements of the Optronics division's accounting policies which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below:

(a)  LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER
     COSTS

     The Optronics division accounts for such liabilities when restructuring programs have been finalized and approved by the Optronics division's management. The Optronics division has applied EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S. GAAP reconciliation. Under such requirements, the conditions to be met in order to record a restructuring reserve in the balance sheet are more stringent than under the Optronics division's policy.

     Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL of the operations and activities to be restructured, and notification to the employees who are to be terminated before the balance sheet date. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the division. The foregoing policy creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such provisions are not accrued for U.S. GAAP purposes and (ii) restructuring charges accrued under U.S. GAAP that were expensed for French GAAP purposes in a prior period. U.S. GAAP, severance costs are recorded as a liability when notification is made before the balance sheet date to the employees who are to be terminated.

(b)  RETIREMENT AND POST-RETIREMENT BENEFITS

     Since January 1, 1999, the only remaining difference between U.S. GAAP and French GAAP is the required recognition of Minimum Liability Adjustment under U.S. GAAP.

     Post-retirement benefits are not accounted for under French GAAP and are adjusted under U.S. GAAP.

(c) CONTINGENT CONSIDERATION TO BE PAID TO KEY EMPLOYEES IN CONNECTION WITH THE ACQUISITION OF INNOVATIVE FIBERS

     In connection with the acquisition of Innovative Fibers (see Note 2), certain key employees of Innovative Fibers entered into three-year employment contracts. As part of the purchase agreement, a three-year retention mechanism was put into place in order to retain key employees of Innovative Fibers.

     The retention mechanism consists of a deferred payment of the purchase price, of which $53.1 million ( EURO 60.2 million at December 31, 2001) was placed in an escrow account and is released by 1/12 every three months from the date of acquisition, provided key employees are present at Innovative Fibers.

     Under U.S. GAAP, the entire deferred payment is deducted from the goodwill and classified as a current receivable. Each three-month payment to key employees is expensed according to the effective release schedule. As of December 31, 2001, EURO 24.5 million was paid and EURO 3.5 million was provided for.

     Goodwill amortization under U.S. GAAP is adjusted accordingly.

(d)  IMPAIRMENT POLICY

     The impairment policy described in Note 1.2 (d) relates to impairment of goodwill and other intangible assets and is compliant with SFAS 121.

     However, since the goodwill is significantly lower due to the reclassification of the deferred consideration as a current receivable (see Note 21 (c) above), the impairment of Innovative Fibers goodwill and acquired technology recognized under French GAAP is no longer required under U.S. GAAP. As a result, the impairment charge recognized in 2001 ( EURO 70.0 million for goodwill and EURO 7.9 million for the acquired technology) is reversed under U.S. GAAP.

(e) ADOPTION OF THE FRENCH "POOLING OF INTERESTS" ACCOUNTING METHOD FOR STOCK-FOR-STOCK BUSINESS COMBINATIONS UNDER FRENCH GAAP IN CONNECTION WITH THE ACQUISITION OF KYMATA LTD

     The Optronics division accounted for its acquisition of Kymata Ltd (see
Note 2) under the French pooling of interests method: assets and liabilities of Kymata Ltd are accounted for on a carryover basis at the date of acquisition adjusted to the Optronics division's accounting methods. The difference between the assets and liabilities acquired at their net book values and the purchase price has been deducted from the net worth of the division.

     Under U.S. GAAP, the Kymata Ltd acquisition is recorded under the purchase accounting method.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the five day average closing prices of the shares around the announcement date (July 30, 2001), the value assigned to these shares amounted to EURO 138.3 million. In addition, the fair value of Alcatel Class O share options exchanged against share options of former Kymata Ltd amounted to EURO 0.6 million and was included as part of the purchase price. Acquisition costs net of tax were EURO 6.6 million.

     The cost of the acquisition of Kymata Ltd has been preliminary allocated to assets acquired and liabilities assumed. The major assets acquired include:

     - In process Research & Development for EURO 12.7 million have been allocated to such projects according to the methodology described in
          Note 2.1 (c) to the combined financial statements. This amount was expensed in the fiscal year 2001.

     - Acquired technology for EURO 15.8 million. This intangible asset is depreciated over 7 years.

     The residual portion of the cost of acquisition was recorded as goodwill for EURO 90.1 million and is not amortized in accordance with the provision of SFAS 142.

     A discount rate of 35% to 40% was used for in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances that are unknown at this time.

     The condensed balance sheet at the date of acquisition is as follows:

Goodwill .........................................  90.1
In Process R&D ...................................  12.7
Acquired technology ..............................  15.8
Non current assets ...............................  48.1
Current assets ...................................   7.2
Cash and cash equivalents ........................   4.4
Long-term liabilities ............................  (5.5)
Financial debt ................................... (14.7)
Current liabilities .............................. (12.6)
Purchase price ................................... 145.5
                                                   =====

(f)  PRESENTATION OF COMBINED FINANCIAL STATEMENTS

     The classification of certain items in, and the format of, the Alcatel Optronics division's Combined Financial Statements vary to some extent from U.S. GAAP.

     The most significant reporting and presentation practices followed by the Alcatel Optronics division that differ from U.S. GAAP are described in the following paragraphs:

     Accrued interest, short-term borrowings, bank overdrafts and capital lease obligations are included in debt. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability ( EURO 181.3 million at December 31, 2001, EURO 20.6 million at December 31, 2000 and EURO 1.0 million at December 31, 1999).

     The short-term portion of accrued pensions, retirement obligations and other reserves would be shown as current liabilities under U.S. GAAP ( EURO 33.5 million at December 31, 2001, EURO 19.0 million at December 31, 2000 and EURO
12.8 million at December 31, 1999).

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     Classified balance sheets are presented in Note 22(c).

     Deferred income tax assets are recorded in the combined balance sheet to the extent that it is more likely than not that the tax benefit will be realized, deferred income tax assets would be recorded for the full amount and a valuation allowance accounted for, if necessary.

     Under U.S. GAAP income statement presentation, restructuring costs, other revenues (expenses) detailed in Note 6, amortization of goodwill and write-off of purchased R&D, have been presented as a deduction from or an addition to operating income.

     In its statement of cash flows, the Optronics division presents the items "working capital provided by operations" and "net cash flow after investment". These items would not be shown under a U.S. GAAP statement of cash flows presentation.

(g)  RELATED PARTIES

     Under U.S. GAAP, certain information provided for in Note 18 would be presented on the face of the combined balance sheets and the combined income statements.

(h)  OTHER COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130 "Other Comprehensive Income", effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES UNDER THE PROVISION OF SFAS NO. 133

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, the Optronics division adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and the corresponding amendments under SFAS No. 138. SFAS 133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured as its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     The Optronics division periodically enters into forward foreign exchange contracts with Alcatel Central Treasury to hedge some of its foreign currency exposure but, at December 31, 2001, the Optronics division did not own any derivative financial instruments.

     Consequently, the transition adjustment net of the related tax effect amounted to EURO (1.6) million as of January 1, 2001 and was completely offset by the changes in the fair value of the forward exchange contracts over the period.

NOTE 22 -- RECONCILIATION TO U.S. GAAP

     The following is a summary of the estimated adjustments to the combined income statements for the years 2001, 2000 and 1999 and the net worth of the Optronics division at December 31, 2001, 2000 and 1999, which would be required if U.S. GAAP had been applied instead of French GAAP.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(a)  COMBINED INCOME STATEMENTS

(1)  NET INCOME (LOSS)

                                                                               2001 (a)       2001           2000          1999
                                                                              ----------   -----------    ----------    ----------
                                                                                                (IN MILLIONS)
NET INCOME (LOSS) AS REPORTED IN THE
COMBINED INCOME STATEMENTS ................................................   $   (128.4)  EURO (144.3)   EURO  37.5    EURO  16.1
Restructuring plans .......................................................          3.4           3.8          (0.3)         (0.4)
Retirement and post-retirement obligation .................................         (0.1)         (0.1)           --           0.9
Innovative Fibers contingent consideration ................................        (11.8)        (13.3)         (6.0)           --
Impairment of Innovative Fibers goodwill and acquired technology ..........         69.3          77.9            --            --
Adjustment of French pooling of interest accounting method ................        (10.1)        (11.3)           --            --
Tax effect of the above adjustments .......................................         (1.6)         (1.8)          0.1          (0.2)
                                                                              ----------   -----------    ----------    ----------
NET INCOME (LOSS) ACCORDING TO U.S. GAAP ..................................        (79.3)        (89.1)         31.3          16.4
                                                                              ==========   ===========    ==========    ==========

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $ 0.8901 on December 31, 2001.

(2)  SUMMARIZED U.S. GAAP COMBINED INCOME STATEMENTS

     The Combined Income Statements for the years ended December 31, 2001, 2000 and 1999 have been adjusted to reflect the main differences between U.S. GAAP and French GAAP discussed above.

                                                                               2001(a)        2001          2000          1999
                                                                             ----------    -----------   -----------   -----------
                                                                                                  (IN MILLIONS)
NET SALES .................................................................  $    418.7    EURO  470.4   EURO  432.3   EURO  177.1
Cost of sales .............................................................      (381.5)        (428.6)       (276.8)       (114.6)
Administrative and selling expenses .......................................       (52.4)         (58.9)        (32.6)        (13.0)
Research and development expenses .........................................       (55.2)         (62.0)        (36.1)        (24.9)
Purchased in process R&D ..................................................       (11.5)         (12.9)        (21.5)           --
Restructuring costs .......................................................        (3.3)          (3.7)         (0.3)         (0.4)
Amortization of goodwill ..................................................        (3.5)          (3.9)         (1.7)           --
Other operating income (expense), net .....................................       (10.5)         (11.8)          0.1            --
                                                                             ----------    -----------   -----------   -----------
INCOME (LOSS) FROM OPERATIONS .............................................       (99.2)        (111.4)         63.4          24.2
Interest expense ..........................................................        (5.4)          (6.1)         (0.4)         (0.1)
Interest income and other financial income, net ...........................         5.7            6.4           1.1            --
INCOME (LOSS) BEFORE TAXES ................................................       (98.9)        (111.1)         64.1          24.1
Provision for income tax ..................................................        21.0           23.6         (32.8)         (7.7)
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES ..........       (77.9)         (87.5)         31.3          16.4
Cumulative effect of adoption of SFAS 133 (first application),
  net of tax ..............................................................        (1.4)          (1.6)           --            --
                                                                             ----------    -----------   -----------   -----------
NET INCOME (LOSS) .........................................................       (79.3)         (89.1)         31.3          16.4
                                                                             ==========    ===========   ===========   ===========

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.8901 on December 31, 2001.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(3)  STATEMENT OF COMPREHENSIVE INCOME (LOSS)

     Under U.S. GAAP, the following information would be displayed within the combined financial statements as either a separate statement or as a component of the combined statement of changes in the net worth of the Optronics division.

                                                           2001(a)   2001     2000    1999
                                                           -------  ------   ------  -------
                                                                 (IN MILLIONS OF EURO)
NET INCOME (LOSS) UNDER U.S. GAAP ........................ $ (79.3)  (89.1)    31.3     16.4
Other comprehensive income:
Foreign currency translation adjustments ..................    2.4     2.7     (1.7)     2.2
Minimum pension liabilities adjustments ...................   (0.5)   (0.5)    (0.4)    (0.8)
Tax effect of the above adjustments
                                                               0.1     0.1      0.3     (0.9)
COMPREHENSIVE INCOME (LOSS) ACCORDING TO U.S. GAAP ........  (77.3)  (86.8)    29.5     16.9
                                                           =======  ======   ======  =======

(b)  NET WORTH OF THE OPTRONICS DIVISION

                                                                    2001(a)    2001     2000    1999
                                                                   --------   ------  -------  -------
                                                                        (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION AS REPORTED IN THE
COMBINED BALANCE SHEETS .......................................... $  205.3    230.6    337.5     56.7
Restructuring plans ..............................................      3.4      3.8       --      0.3
Retirement and post-retirement obligation (including MLA) ........     (2.3)    (2.6)    (2.0)    (1.6)
Innovative Fibers contingent consideration .......................    (17.2)   (19.3)    (6.0)      --
Impairment of Innovative Fibers goodwill and acquired technology .     69.3     77.9       --       --
Adjustment of French pooling of interest accounting method .......     91.5    102.8       --       --
Tax effect of the above adjustments ..............................     (0.8)    (0.9)     0.8      0.4
Foreign currency translation effect of the above adjustments .....     (0.9)    (1.0)
                                                                   --------   ------  -------  -------
NET WORTH OF THE DIVISION ACCORDING TO U.S. GAAP .................    348.3    391.3    330.3     55.8
                                                                   ========   ======  =======  =======

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.8901 on December 31, 2001.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(c)  CLASSIFIED BALANCE SHEETS

(1)  ASSETS

                                                                     2001      2000    1999
                                                                    -------   ------  -------
                                                                      (IN MILLIONS OF EURO)
Goodwill, net .................................................       163.4     77.7       --
Other intangible assets, net ..................................        35.1     22.7      0.7
INTANGIBLE ASSETS, NET ........................................       198.5    100.4      0.7
Property, plant and equipment, at cost ........................       365.5    162.2     72.3
Less accumulated depreciation .................................      (102.6)   (54.6)   (37.6)
PROPERTY, PLANT AND EQUIPMENT, NET ............................       262.9    107.6     34.7
Non-current deferred tax assets ...............................         0.8      1.8      0.9
TOTAL NON-CURRENT ASSETS ......................................       462.2    209.8     36.3
Inventories, net ..............................................        60.4    131.0     42.8
Trade receivables and related accounts ........................        71.5     91.7     42.1
Other accounts receivable .....................................       161.5     89.3      9.9
Cash Pooling-- Alcatel current account (maturity
not less than  3 months) ......................................          --       --      6.1
Cash and cash equivalents .....................................        20.9     49.2      4.3
TOTAL CURRENT ASSETS ..........................................       314.3    361.2    105.2
                                                                    -------   ------  -------
TOTAL ASSETS ..................................................       776.5    571.0    141.5
                                                                    =======   ======  =======

(2)  LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

                                                                     2001      2000    1999
                                                                    -------   ------  -------
                                                                      (IN MILLIONS OF EURO)
Funds allocated by Alcatel ....................................       473.1    332.9     78.4
Accumulated net profits (losses) ..............................       (86.2)    (4.3)   (26.0)
Cumulative translation adjustments ............................         4.4      1.7      3.4
                                                                    -------   ------  -------
NET WORTH OF THE DIVISION .....................................       391.3    330.3     55.8
Accrued pension and retirement obligations ....................         5.2      4.1      3.1
Other reserves ................................................        33.5     19.0     12.8
Long-term financial debt ......................................        23.6     15.5      3.7
                                                                    -------   ------  -------
TOTAL NON-CURRENT LIABILITIES .................................        62.3     38.6     19.6
Advances from customers .......................................         0.2      0.1      0.1
Short-term financial debt .....................................       181.3     20.6      1.0
Trade payables and related accounts ...........................       103.6    119.3     34.9
Other current liabilities .....................................        37.8     62.1     30.1
                                                                    -------   ------  -------
TOTAL CURRENT LIABILITIES .....................................       322.9    202.1     66.1
                                                                    -------   ------  -------
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION ...............       776.5    571.0    141.5
                                                                    =======   ======  =======

(d)  ADDITIONAL U.S. GAAP DISCLOSURE

(1)  PENSION AND POST-RETIREMENT BENEFITS OTHER THAN PENSION PLANS

     The Optronics division contributes to death and retirement schemes for personnel of the Optronics division in the United States of America and to a retirement indemnities scheme for Alcatel Optronics France. These schemes are considered defined benefits although schemes covering Alcatel Optronics USA participants are at the level of Alcatel USA Inc. and could have been treated as multi-employer plans, for which the annual cost

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL corresponds to the amounts paid in the year. The amounts resulting from changes in the allocation of personnel between Alcatel Optronics USA and Alcatel USA Inc. that affect the scheme have been recorded under "Transfer of personnel between the Optronics division and Alcatel".

     For defined pension plans, liabilities and prepaid expenses are determined starting January 1, 1999 as follows (Note 2(i)):

     - the actuarial method used is the Projected Unit Credit Method. However, when the benefit formulas attribute more benefits to senior employees or when the plans are integrated with social security systems or multi-employer plans, the Optronics division has elected to apply the Projected Unit Credit Service pro-rate method to avoid delayed recognition of pension costs;

     - the transition obligation or fund excess has been determined at January 1, 1999 as being the difference between the liabilities accounted for under accounting policies for prior years, and the funded status of the plans resulting from SFAS 87 calculations. That transition obligation or fund excess is amortized using the greater of 15 years and the average residual active life of the population covered by each plan;

     - the related market value is determined using a five-year moving average method; and

     - prior service experience and gains and losses in excess of 10% of the liabilities or assets are amortized over the average residual active life of participants.

     The only remaining difference between US and French GAAP is:

     - the required recognition of a Minimum Liability Adjustment (MLA) which is not required under French GAAP.

     - in order to comply with U.S. GAAP, the Optronics division applied the Statement of Financial Accounting Standard N106 "Employers' Accounting for Post-retirement Benefits other than Pensions" with effect from January 1, 1993 for Alcatel Optronics USA and with effect from January 1, 1995 for the Optronics division.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     Disclosures in accordance with SFAS 132 are as follows:

                                                                            PENSION BENEFITS                 OTHER BENEFITS
                                                                     ------------------------------   -----------------------------
                                                                       2001       2000        1999     2001       2000       1999
                                                                     -------     -------     ------   -------    -------    -------
                                                                                         (IN MILLIONS OF EURO)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year* ..........................      5.4         4.4        4.6       0.4        0.5        0.8
Service cost ......................................................      0.4         0.3        0.2       0.1        --         --
Interest cost .....................................................      0.4         0.2        0.2        --         --        0.1
Transfer of personnel between the Division and the Alcatel Group ..       --          --       (1.3)       --         --       (0.4)
Settlements .......................................................     (1.0)         --         --        --         --         --
Actuarial loss/gain ...............................................      1.4         0.4        0.7       0.1       (0.1)      (0.1)
Benefits paid .....................................................       --          --       (0.3)       --         --         --
Other (foreign currency translation) ..............................      0.1         0.1        0.3        --         --        0.1
                                                                        ----        ----       ----      ----       ----       ----
Benefit obligation at end of year* ................................      6.7         5.4        4.4       0.6        0.4        0.5
                                                                        ====        ====       ====      ====       ====       ====
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year ....................     (1.1)       (1.3)      (2.1)
Actual return on plan assets ......................................      0.1        (0.1)      (0.1)
Division contributions ............................................     (0.5)       (0.2)        --
Transfer of personnel between the Division and the Alcatel Group ..       --         0.6        1.2
Settlements .......................................................      0.5          --         --
Benefits paid .....................................................       --          --         --
Other (foreign currency translation) ..............................     (0.1)       (0.1)      (0.3)
                                                                        ====        ====       ====
Fair value of plan assets at end of year ..........................     (1.1)       (1.1)      (1.3)
                                                                        ====        ====       ====
Funded status of the plan .........................................      5.6         4.3        3.1       0.6        0.4        0.5
Unrecognized actuarial loss/gain ..................................     (3.0)       (2.2)      (1.4)     (0.1)       --        (0.1)
Unrecognized actuarial prior service cost .........................       --          --         --        --         --         --
Unrecognized actuarial transition obligation ......................       --          --         --      (0.1)      (0.1)      (0.2)
Net amount recognized .............................................      2.6         2.1        1.7       0.4        0.3        0.2
                                                                        ====        ====       ====      ====       ====       ====

----------
* The benefit obligation reported in the table above does not include the amount of the minimum liability adjustment.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were EURO 6.7 million, EURO 5.8 million and EURO 1.1 million, respectively, as of December 31, 2001 and EURO 5.4 million, EURO 5.0 million and EURO 1.1 million, respectively, as of December 31, 2000 and EURO 4.4 million, EURO 4.2 million and EURO 1.3 million, respectively, as of December 31, 1999.

     Actuarial assumptions have been determined by actuaries on a country-by-country basis and company-by-company.

                                             PENSION BENEFITS                              OTHER BENEFITS
                                    -----------------------------------------   -----------------------------------
                                       2001           2000           1999         2001         2000         1999
                                    -----------    -----------    -----------   ---------    ---------    ---------
WEIGHTED-AVERAGE ASSUMPTIONS AS
OF DECEMBER 31
Discount rate ..................            6.0%           6.1%           5.3%        7.5%         7.5%         7.0%
Rate of compensation
increase .......................            3.3%           2.8%           3.3%         --           --           --
Expected return on
plan assets ....................            9.0%           9.0%           9.0%         --           --           --
Expected residual
active life ....................     8-12 years     8-12 years     8-12 years    12 years     12 years     12 years

                           OPTRONICS DIVISION, A DIVISION OF ALCATEL

                                                       PENSION BENEFITS             OTHER BENEFITS
                                                   -------------------------  -----------------------
                                                    2001     2000      1999    2001     2000    1999
                                                   ------   ------    ------  ------   ------  ------
                                                                 (IN MILLIONS OF EURO)
COMPONENTS OF NET PERIODIC COST
Service cost .....................................    0.4      0.3       0.2     0.1      0.3      --
Expected interest cost ...........................    0.4      0.2       0.2      --      0.2      --
Expected return on plan assets ...................   (0.1)    (0.1)     (0.1)     --       --      --
Amortization of unrecognized prior service cost ..     --       --        --      --       --      --
Amortization of actuarial net loss (gain) ........    0.2      0.2        --      --      0.1      --
Amortization of net transition obligation ........     --       --        --               --      --
Effect of curtailments ...........................     --       --        --     0.1       --      --
                                                   ------   ------    ------  ------   ------  ------
NET PERIODIC BENEFIT COST ........................    0.9      0.6       0.3     0.2      0.6      --
                                                   ======   ======    ======  ======   ======  ======

     Annual cost under French GAAP for pension benefits plans is EURO 0.9 million, EURO 0.6 million and EURO 0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Since January 1, 1999, liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (MLA excepted); therefore, annual costs under French GAAP and under U.S. GAAP are the same for the three periods presented.

     An exceptional cost of EURO 0.9 million, which corresponds to the difference as of January 1, 1999 between the accrual according to U.S. GAAP and the accrual in the Optronics division's combined statements, has been added to the 1999 pension cost for the Optronics division under French GAAP.

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION:

                                                       PENSION BENEFITS             OTHER BENEFITS
                                                   -------------------------  -----------------------
                                                    2001     2000      1999    2001     2000    1999
                                                   ------   ------    ------  ------   ------  ------
                                                                 (IN MILLIONS OF EURO)
Accrued benefit liability (including MLA)             4.8      3.8       2.9     0.4      0.3     0.2
Prepaid benefit cost                                   --       --        --      --       --      --
                                                   ------   ------    ------  ------   ------  ------
NET AMOUNT ACCRUED                                    4.8      3.8       2.9     0.4      0.3     0.2
Accumulated other comprehensive income (MLA)         (2.2)    (1.7)     (1.2)     --       --      --
                                                   ------   ------    ------  ------   ------  ------
NET AMOUNT RECOGNIZED                                 2.6      2.1       1.7     0.4      0.3     0.2
                                                   ======   ======    ======  ======   ======  ======

                           OPTRONICS DIVISION, A DIVISION OF ALCATEL

     The net accruals accounted for at December 31, 2001, 2000 and 1999 in the accompanying combined balance sheets can be compared with balances determined under U.S. GAAP as follows:

                                                                                    PENSION BENEFITS          OTHER BENEFITS
                                                                               -------------------------  -----------------------
                                                                                2001     2000      1999    2001     2000    1999
                                                                               ------   ------    ------  ------   ------  ------
                                                                                                  (IN MILLIONS OF EURO)
-- NET AMOUNT ACCRUED FOR UNDER U.S. GAAP ..................................      4.8      3.8       2.9     0.4      0.3       0.2
  Excess funding of plans recognized in income only when paid
    back to the Division ...................................................       --       --        --
  Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local
    regulations ............................................................       --       --        --
  Minimum liability adjustments (MLA) ......................................     (2.2)    (1.7)     (1.2)
                                                                               ------   ------    ------
-- NET AMOUNT ACCRUED FOR UNDER FRENCH GAAP IN THE COMBINED FINANCIAL             2.6      2.1       1.7
  STATEMENTS  Accrued ......................................................      2.6      2.1       1.7
  Prepaid ..................................................................       --       --        --

     Regarding the other benefit plans, a one percentage point change in assumed health care cost trend rates would have no significant effect on the post-retirement benefit obligation and the service and interest cost components.

(2)  INCOME TAXES

(a)  DEFERRED TAX BALANCES:

                                                                  2001      2000    1999
                                                                 -------   ------  -------
                                                                   (IN MILLIONS OF EURO)
Tax losses carried forward .....................................    33.7       --       --
Accrued pension costs ..........................................     1.8      1.5      1.2
Lease ..........................................................     0.2      0.2      0.2
Foreign exchange difference ....................................      --      1.2       --
Accrued expenses ...............................................    20.8      6.9      4.8
Other temporary differences ....................................    12.7      1.7      1.2
DEFERRED TAX ASSETS, GROSS .....................................    69.2     11.5      7.4
                                                                 -------   ------  -------
Reserve ........................................................     1.3      1.4      1.9
Accelerated depreciation .......................................     6.7      3.1      2.2
Other ..........................................................     5.0      1.2      0.1
                                                                 -------   ------  -------
DEFERRED TAX LIABILITIES .......................................    13.0      5.7      4.2
                                                                 -------   ------  -------
Total valuation allowance* .....................................   (28.0)      --       --
                                                                 -------   ------  -------
NET DEFERRED TAX ...............................................    28.2      5.8      3.2
                                                                 =======   ======  =======

----------
* Of which EURO 22.8 million at December 31, 2001 will be allocated to reduce goodwill.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(b)  ANALYSIS OF PROVISION FOR INCOME TAX:

                                                                     2001      2000    1999
                                                                    -------   ------  -------
                                                                      (IN MILLIONS OF EURO)
Current tax (expense) benefit ..................................        5.7    (35.2)    (9.8)
Other deferred tax (expenses) benefits ..........................      17.9      2.4      2.1
                                                                    -------   ------  -------
Provision for income tax ........................................      23.6    (32.8)    (7.7)
                                                                    =======   ======  =======

(c)  EFFECTIVE INCOME TAX RATE

                                                                     2001      2000    1999
                                                                    -------   ------  -------
                                                                      (IN MILLIONS OF EURO)
INCOME (LOSS) BEFORE TAXES .....................................     (111.1)    64.1     24.1
Average income tax rate ........................................       33.3%    37.3%    39.9%
                                                                    -------   ------   ------
Expected tax ...................................................       37.0    (23.9)    (9.6)
Impact of:
-- permanent differences .......................................       (12.3)   (11.3)     0.6
-- unrecognized deferred tax assets ............................        (5.9)     --       --
-- change in tax rate ..........................................        (1.3)     --       --
-- utilization of tax losses carryforwards .....................         --       --       --
-- tax credits .................................................         6.1      2.4      1.3
ACTUAL PROVISION FOR INCOME TAX ................................       23.6    (32.8)    (7.7)
Effective tax rate .............................................      (21.2)%   51.2%    31.9%
                                                                    =======   ======   ======

(d)  INCOME BEFORE INCOME TAX BY GEOGRAPHICAL ORIGIN

                                                                     2001      2000    1999
                                                                    -------   ------  -------
                                                                      (IN MILLIONS OF EURO)
France .........................................................      (50.9)    79.9     22.2
Foreign ........................................................      (60.2)   (15.8)     1.9
                                                                    -------   ------  -------
Income before tax ..............................................     (111.1)    64.1     24.1
                                                                    =======   ======  =======

(3)  STOCK-BASED COMPENSATION

     On December 13, 2000, Alcatel's board of directors adopted a stock option incentive plan based on the Alcatel Class O shares. This plan enabled key employees of the Optronics division to subscribe for newly-issued shares and to receive 306,700 options. The board of directors also adopted the possibility to grant a limited number of stock options to incentive employees on an individual basis. Accordingly, in 2001, 2,500 and 162,000 stock options were granted on April 2, 2001 and November 15, 2001, respectively.

     On December 19, 2001, Alcatel's board of directors adopted a new stock option incentive plan, which resulted in the grant of 565,800 options to key employees of the Optronics division.

     These options can be exercised as follows:

     - for December 13, 2000 plan, from December 13, 2001 (December 13, 2005 for French employees) through December 12, 2008 at an exercise price of EURO 64.0.

     - for April 2, 2001 grant, from April 2, 2002 through April 1, 2009 at an exercise price of EURO 39.0.

     - for November 15, 2001 grant, from November 15, 2002 through November 14, 2009 at an exercise price of EURO 9.0.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     - for December 19, 2001 plan, from December 19, 2002 (December 19, 2006 for French employees) through December 18, 2009 at an exercise price of EURO 9.3.

     As of December 31, 2001, no options were exercised.

     In addition, prior to its acquisition by the Optronics division, Kymata Ltd had adopted share option incentive plans in 1999, 2000 and 2001. Each outstanding share option granted by Kymata has been exchanged against 0.0067064 Alcatel Class O stock option. The former share option plans of Kymata resulted in 406,369 Alcatel Class O stock options. These options can be exercised from September 20, 2001 through January 2011 at an exercise price ranking from EURO
0.8 to EURO 35.15.

     The Optronics division elected APB 25 "Accounting for Stock Issued to employees" to determine compensation costs associated with stock option plans. No compensation is to be recognized since the exercise prices of the options exceed the market value of the Alcatel class O share at the date of grant of the options, or in the case of the former Kymata share options exchanged for Alcatel Class O share options, they were all vested or "out of the money" at the date of acquisition.

     For pro forma information required by SFAS 123 "Accounting for Stock-based Compensation", the fair value at grant-date of the options have been estimated using a stockastic model and the following characteristics:

                                                                       DECEMBER 13,
                                           KYMATA            2001        2000
                                          ----------       --------    ------------
Interest rate .......................       5.24%            5%              5%
Expected life .......................     7-9 years        8 years        8 years
Expected volatility .................        50%             50%             73%
Expected dividends ..................         1%             1%              1%

     The option valuation model used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Alcatel Group's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Optronics division's stock option awards.

     If the fair value based accounting method had been used to account for stock-based compensation cost, the resulting net income would have been EURO (92.8) million in 2001.

(4)  PRO FORMA INFORMATION CONCERNING THE 2000 AND 2001 ACQUISITIONS (UNAUDITED)

     In addition to the information provided in Note 2, U.S. GAAP requires the Optronics division to present certain pro forma information as if the acquisition of Innovative Fibers had occurred at the beginning of 1999 or 2000 and the acquisition of Kymata Ltd at the beginning of 2001 or 2000.

(a)  ACQUISITION OF INNOVATIVE FIBERS

     The following unaudited pro forma results of operations for the years 1999 and 2000 include such adjustments as amortization of goodwill and acquired technology, and the additional contingent compensation to be paid to key employees in connection with the acquisition of Innovative Fibers.

     Income before tax and net income have been presented before amortization of Purchased R&D so as to only present recurring items.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

     The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operation which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

                                                                       2000      1999
                                                                      ------    ------
                                                                       (IN MILLIONS OF
                                                                            EURO)
Net sales ......................................................       440.3     184.1
Income before tax and amortization of Purchased R&D ............        72.8       3.3
Net income before amortization of Purchased R&D ................        39.0      (5.5)
                                                                      ======    ======

(b)  ACQUISITION OF KYMATA LTD

     The following unaudited pro forma results of operations for the years 2000 and 2001 mainly include the adjustment of the depreciation of the acquired technology. Goodwill amortization was not considered for year 2000 and 2001.

     Income before tax and net income have been presented before amortization of Purchased R&D and cumulative effect of adoption of SFAS 133 so as to only present recurring items.

     The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operation which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

                                                                       2000      1999
                                                                      ------    ------
                                                                      (IN MILLIONS OF
                                                                           EURO)
Net sales ......................................................       481.9     434.3
Income before tax, amortization of Purchased R&D and cumulative
  effect of adoption of SFAS 133 ...............................      (149.0)    (32.1)
Net income before amortization of Purchased R&D and cumulative
  effect of adoption of SFAS 133 ...............................      (125.1)    (65.0)
                                                                      ======    ======

(5)  RESTRUCTURING

     Under French GAAP, as disclosed in Note 2(j), the Optronics division records restructuring when the restructuring programs have been finalized and approved by the Optronics division's management and have been announced before approval of the financial statements. Under U.S. GAAP, the Optronics division records restructuring as disclosed in Note 21(a).

     The impact of U.S. GAAP adjustment is as follows:

                                                                           CHARGED TO    CTA
                                                                           COSTS AND     AND
                                                                  1999      EXPENSES    OTHERS   2000
                                                                 ------    ----------  -------  ------
                                                                        (IN MILLIONS OF EURO)
FRENCH GAAP RESTRUCTURING RESERVE ..............................    0.6          (0.3)      --     0.3
Plans not announced at balance sheet date ......................   (0.4)          0.4       --      --
                                                                 ------    ----------  -------  ------
US GAAP RESTRUCTURING RESERVE ..................................    0.2           0.1       --     0.3
                                                                 ======    ==========  =======  ======

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                                                                            CHARGED TO    CTA
                                                                            COSTS AND     AND
                                                                   2000      EXPENSES    OTHERS   2001
                                                                  ------    ----------  -------  ------
                                                                         (IN MILLIONS OF EURO)
FRENCH GAAP RESTRUCTURING RESERVE ..............................     0.3           6.1       --     6.4
Plans not announced at balance sheet date ......................      --            --       --      --
Lay-off costs in excess of legal obligation ....................      --          (3.8)      --    (3.8)
                                                                  ------    ----------  -------  ------
US GAAP RESTRUCTURING RESERVE ..................................     0.3           2.3       --     2.6
                                                                  ======    ==========  =======  ======

(6)  OTHER INFORMATION

                                                                                  BALANCE AT   CHARGED TO               BALANCE
                                                                                   BEGINNING   COSTS AND     OTHER      AT END
                                                                                   OF PERIOD    EXPENSES   MOVEMENTS   OF PERIOD
                                                                                  ----------   ----------  ---------   ---------
                                                                                               (IN MILLIONS OF EURO)
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM THE RELATED ACCOUNTS
2001
Trade receivables and related accounts .........................................         0.1          2.2        0.4         2.7
2000
Trade receivables and related accounts .........................................         0.1           --         --         0.1
1999
Trade receivables and related accounts .........................................         0.1           --         --         0.1

                                                                                  BALANCE AT   CHARGED TO               BALANCE
                                                                                   BEGINNING   COSTS AND     OTHER      AT END
                                                                                   OF PERIOD    EXPENSES   MOVEMENTS   OF PERIOD
                                                                                  ----------   ----------  ---------   ---------
                                                                                               (IN MILLIONS OF EURO)
RESERVES
2001
Warranty .......................................................................        13.7          9.8       (9.0)       14.5
Litigation .....................................................................         3.0          2.9         --         5.9
Accrued pensions and retirement obligations ....................................         4.1          1.1         --         5.2
Reserves for restructuring .....................................................         0.3          2.3         --         2.6
Other reserves .................................................................         2.0          8.5         --        10.5

2000
Warranty .......................................................................         8.8          8.9       (4.0)       13.7
Litigation .....................................................................         2.9          0.2       (0.1)        3.0
Accrued pensions and retirement obligations ....................................         3.1          1.0         --         4.1
Reserves for restructuring .....................................................         0.2          0.1         --         0.3
Other reserves .................................................................         0.8          1.5       (0.3)        2.0

1999
Warranty .......................................................................         7.8          4.5       (3.5)        8.8
Litigation .....................................................................         3.3          0.2       (0.6)        2.9
Accrued pensions and retirement obligations ....................................         2.6          0.5         --         3.1
Reserves for restructuring .....................................................         0.7         (0.5)        --         0.2
Other reserves .................................................................         0.1          0.7         --         0.8

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(7)  RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

(a) SFAS 141-- BUSINESS COMBINATIONS, SFAS 142-- GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), BUSINESS COMBINATIONS , and Statement of Financial Accounting Standards No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS . SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, APB Opinion (APB) No. 16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

     Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK . Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time.

     Had the Optronics division applied SFAS 142 on January 1, 2001, it would not have recorded amortization expense of EURO 7.2 million related to goodwill.

     The division adopted SFAS 142 on January 1, 2002 and has not yet determined the impact that SFAS 142 will have on goodwill or whether a cumulative effect adjustment will be required upon adoption.

(b)  SFAS 143 -- ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

     The Optronics division expects to adopt SFAS 143 on January 1, 2002 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

(c)  SFAS 144-- ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF . While it supersedes portions of APB Opinion 30, REPORTING THE RESULTS OF OPERATIONS -- REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS , it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

     SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

     The Optronics division expects to adopt SFAS 144 on January 1, 2002 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

(8)  RECENTLY ISSUED FRENCH ACCOUNTING STANDARDS

     The "Comite de la Reglementation Comptable" approved the "reglement sur les passifs" (regulation on liabilities) n00-06. This regulation will be effective as of January 1, 2002, with optional implementation as of January 1, 2000. Alcatel did not apply this new accounting principle to its 2001 financial statements. Alcatel does not anticipate a significant effect from the implementation of this regulation on its net income or on its financial position.

                                  APPENDIX H-2

                         ALCATEL UNAUDITED CONSOLIDATED
                          INTERIM FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2002 AND 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2002

                                     ALCATEL

                     54, rue La Boetie, 75008, Paris, France

                               TABLE OF CONTENTS

  Operating and Financial Review and Prospects as of and for the Period Ended
   June 30, 2002
Alcatel's Operating and Financial Review and Prospects
Optronics Division's Operating and Financial Review and Prospects
Alcatel and Subsidiaries Unaudited Interim Consolidated Financial Statements Optronics division, a Division of Alcatel, Unaudited Interim Combined Financial
 Statements

OPERATING AND FINANCIAL REVIEW AND PROSPECTUS AS OF AND FOR THE PERIOD ENDED JUNE 30, 2002

PRESENTATION OF FINANCIAL INFORMATION

     This Operating and Financial Review and Prospects contain forward-looking statements based on beliefs of our management. We use the words "anticipate," "believe," "expect," "may," "will," "intend," "should," "plan," "project," or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

     The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the "Group") and the related notes presented elsewhere in this document. Alcatel's unaudited interim consolidated financial statements are presented in accordance with the recommendations of the Conseil National de la Comptabilite (the French Accounting Authority) issued in March 1999 concerning interim statements, and comply with the same accounting rules as those applied at year-end.

     Alcatel's unaudited interim consolidated financial statements have been prepared in accordance with French generally accepted accounting principles ("French GAAP"), which differ in certain significant ways from U.S. generally accepted accounting principles ("U.S. GAAP"). The most significant differences that affect the presentation of our financial results relate to the French pooling-of-interests accounting method, goodwill amortization and accounting for restructuring costs. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our unaudited interim consolidated financial statements as of and for the period ended June 30, 2002, and a reconciliation of our net income (loss) for that period and shareholders' equity as of that date to U.S. GAAP, please refer to Notes 18 through 19 in Alcatel's unaudited interim consolidated financial statements included in Pages F-38 to F-44 of this report.

     In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate financial statements for the Optronics division. Unaudited interim financial statements for the Optronics division as of and for the period ended June 30, 2002, are included elsewhere in this document, and a discussion of the division's operating and financial review and prospects as of and for the period ended June 30, 2002 follows the Operating and Financial Review and Prospects of Alcatel.

CHANGES IN ACCOUNTING STANDARDS EFFECTIVE AS OF JANUARY 1, 2002

     The "Comite de Reglementation Comptable" (Committee of Accounting Regulations) approved the "reglement sur les passifs" (regulation on liabilities) n(DEG.)00-06, which became effective as of January 1, 2002, with optional implementation retroactive to January 1, 2000. We decided to apply this new accounting principle to our financial statements as of January 1, 2002. The implementation of this regulation as of January 1, 2002 had no significant impact on our opening shareholders' equity or on our financial position for the first half of 2002.

CRITICAL ACCOUNTING POLICIES

     The accounting methods and policies used in the preparation of our financial statements most likely to be affected by our estimates and assumptions are as described in Alcatel's Form 20-F for the year ended December 31, 2001.

             ALCATEL'S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERALL PERSPECTIVE

     DETERIORATION OF THE TELECOMMUNICATIONS AND INFORMATION INFRASTRUCTURE SECTORS; RESTRUCTURINGS. As described below, the ongoing global economic slowdown and the further deterioration of the telecommunications and information infrastructure sectors had a material impact on our results of operations for the first six months of 2002. The industry in general was, and continues to be, impacted by a slowdown in spending by established telecommunications service providers as well as the financial difficulties of some customers and the bankruptcies of other customers, especially non-established telecommunication operators. As a result, for the first six months of 2002, we experienced decreases in revenues and income from operations compared to the same period in 2001. Accordingly, we reinforced our response to the challenges of the difficult economic environment, especially in our sector, through additional substantial restructuring efforts and continued significant actions to improve our balance sheet.

     The execution of our reinforced restructuring plan during the first half of 2002 has involved the continued implementation of previously announced initiatives to streamline our business and reduce fixed costs, as well as the adoption of new initiatives to this end. This included voluntary and involuntary staff reductions, the completion of the sale of our e-business distribution network and of manufacturing facilities in Germany, Spain and France, and the sale of our microelectronics business. These measures resulted in a workforce reduction of approximately 17,000 employees during the first half of 2002. During the same period, we reduced our ownership interest in Thomson multimedia to less than 3%.

     Comparing year-end 2001 with the end of June 2002, we continued to improve our balance sheet, mainly through the reduction of accounts receivable from EURO
8.1 billion to EURO 5.4 billion (through more efficient cash management, but also due to the impact of lower sales), the reduction of net inventories from EURO 4.7 billion to EURO 3.4 billion (through better inventory management processes, but also due to the impact of lower sales), and a significant reduction in net financial debt from EURO 2.7 billion to EURO 1.3 billion.

     The reduction of our accounts receivable and net inventory resulted in our generating EURO 1.2 billion in positive operating cash flow during the first half of 2002.

     We expect markets to stay depressed in the second half of 2002, with no recovery in sight. We anticipate that sales for the second half of 2002 will decline by approximately 10% as compared to the first half of the year, with a 15% sequential decline for the third quarter and a seasonally stronger fourth quarter. This outlook is without including the impact of the consolidation of the results of Alcatel Shanghai Bell, which we will effect during the third quarter of 2002.

     In view of the further deterioration of the telecommunications and information infrastructure sectors experienced in the first half of 2002, and of our expectation that markets will continue to be depressed throughout the second half of this year, we no longer anticipate that our full-year 2002 income from operations will be positive, but we anticipate an improved income from operations in the second half of 2002 as compared with the first half of the year.

     We continue to anticipate that we will generate positive cash flow from operations for the full year 2002. We should benefit in the second half of 2002 from the further efforts we made during the first half of the year to improve our balance sheet and from the further decrease of our quarterly expenses due to the intensified restructuring, including the continued reduction of our total workforce. As of June 30, 2002, our headcount was approximately 83,000. We expect that our workforce will be reduced to approximately 80,000 employees by year end 2002. This should be accomplished through the implementation of approximately 9,000 job reductions during the second half of 2002 which will be partially offset by the addition of the 6,000 employees of Alcatel Shanghai Bell. On September 20, 2002, we announced further restructuring measures aimed at reducing our headcount to approximately 60,000 (including employees of Alcatel Shanghai Bell) by the end of 2003, and to reduce our break-even point in terms of quarterly sales from EURO 3.5 billion to EURO 3.0 billion by that time. An additional restructuring provision of approximately EURO 500 million in the aggregate is planned to be booked during the third and fourth quarters of 2002 and the first quarter of 2003. We expect to fund these additional restructuring measures through the disposal of assets.

     If global economic and telecommunications market conditions deteriorate further, we may not achieve our targets or have improved income from operations for the second half of 2002, as set forth above, and we may experience continued material adverse effects on our business, operating results and financial condition.

     We expect our restructuring costs for the full year 2002, including those of the recently announced measures to be booked during 2002, to be approximately EURO 1.6 billion. Although these costs are not in line with those for years prior to 2001, they are expected to remain at a level below the EURO 2.1 billion incurred in 2001. However, if the situation in the telecommunications industry or economic conditions in general were to deteriorate further, we would have to consider taking additional restructuring steps in the future, with a corresponding increase in restructuring costs.

     HIGHLIGHTS OF TRANSACTIONS DURING 2002. In February, 2002, we announced a cooperation agreement with STMicroelectronics for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Pursuant to this agreement, we transferred to STMicroelectronics our team of mobile phone integrated circuit designers. In April, 2002, we completed the acquisition of Astral Point Communications, Inc., a provider of optical networking products, for 9 million Class A shares (a majority of which were represented by Class A American Depositary Shares) in exchange for all the outstanding stock, options and warrants of Astral Point. Also in April, 2002, we completed the sale to Platinum Equity, LLC of the European operations of our enterprise distribution and services business. In April, May, and June 2002, we closed the sale to Sanmina-SCI Corporation, a leading electronics contract manufacturer, of our manufacturing facilities in Gunzenhausen, Germany; Cherbourg, France; and Toledo, Spain, respectively. In May, 2002, we announced the official launch of Alcatel Shanghai Bell, the first company limited by shares (CLS) in China's telecommunication sector with foreign participation in its capital. This completed the integration of Alcatel's key operations in China with Shanghai Bell as first announced in October 2001. Alcatel holds 50% plus one share in Alcatel Shanghai Bell, with Chinese entities owning the remaining shares. In June, 2002, we completed the outsourcing to Jabil Circuit of the European manufacturing of our PBX and IP-based PBX corporate telephone systems, which involved the transfer of our Brest, France manufacturing facility to Jabil, and we sold our microelectronics activities to STMicroelectronics for EURO 390 million in cash ( EURO 305 million of which was paid in June 2002 with the balance to be received during the third quarter of
2002). We also entered into a cooperation agreement with STMicroelectronics for the joint development of DSL chip-sets that will also be made available to the open market. In August, 2002, we acquired Telera, Inc. for 15,474,771 Class A shares. Telera provides a voice web platform using voice extensive markup language (VoiceXML) to make web content accessible by phone. In September 2002, we sold 6.1% of our interest in Thales to a group of institutional investors for EURO 314 million, reducing our stake in this company to 9.7%.

ALCATEL CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001

     In order to facilitate comparisons, we present in our discussion, in addition to the reported unaudited income statement amounts for the six months ended June 30, 2001, unaudited income statement figures for that period, adjusted to take into account certain significant changes in our consolidated companies since June 30, 2001. We refer to such figures as being "on a like basis". The difference between the reported amounts and the figures on a like basis is that in the latter the DSL modem activity, the European enterprise distribution activities, and the microelectronics activities are booked in income of discontinued operations.

     NET SALES. Consolidated net sales decreased to EURO 8,531 million for the first six months of 2002 compared to EURO 12,974 million (reported) and EURO 12,154 million (on a like basis) for the same period in the previous year. The decrease in net sales for the first half of 2002 compared to first half of 2001 on a like basis of approximately 29.8% was primarily due to the ongoing slowdown in telecommunications and information infrastructure markets in North America, combined with a deterioration of the European and Asia Pacific markets, and a severe decline in the optical transmission networking market due to over-capacity. These negative effects were only partially offset by relatively solid performances in GSM infrastructure and broadband networking sales.

     Net sales for the first half of the year by geographic area were as follows: net sales made in Europe decreased to EURO 4,149 million in 2002 from EURO 6,282 million (reported) in 2001 and EURO 5,622 million (on a like basis) in 2001; net sales made in the United States decreased to EURO 1,497 million for 2002 from EURO 2,739 million (reported) in 2001 and EURO 2,670 million (on a like basis) in 2001; net sales made in Asia decreased to EURO 1,510 million in 2002 from EURO 1,603 million (reported) in 2001 and EURO 1,551 million (on a like basis) in 2001; net sales made in the rest of the world decreased to EURO 1,375 million for 2002 from EURO 2,350 million (reported) in 2001 and EURO 2,311 million (on a like basis) in 2001. In the first half of 2002, Europe accounted for 48.6% of net sales while Asia, the United States and the rest of the world accounted for 17.7%, 17.6% and 16.1%, respectively. This compared with the following percentages of net sales for the first half of 2001on a like basis:
Europe: 46.3%, Asia: 12.7%, United States: 22.0% and the rest of the world:
19.0%.

     SG&A EXPENSES. For the six month period ended June 30th, selling, general and administrative expenses (including research and development costs) were EURO 2,687 million in 2002 compared to EURO 3,477 million (reported) and EURO 3,227 million (on a like basis) in 2001, a decrease from of 16.7% on a like basis. The decrease compared to the first half of 2001 figures on a like basis was primarily attributable to workforce reductions and other restructuring measures, including a group-wide cost cutting effort.

     INCOME (LOSS) FROM OPERATIONS. We recorded a loss from operations of EURO 520 million for the first six months of 2002 compared to income from operations of EURO 222 million (reported) and EURO 296 million (on a like basis) for the same period in 2001. This decrease in profitability was primarily due to overall lower sales volumes, particularly affecting our terrestrial and submarine optical transmission and fiber activities and to a lesser extent our fixed line voice switching and industrial components businesses.

     FINANCIAL INCOME (LOSS). For the six month period ended June 30th, our financial loss decreased to EURO 362 million for 2002 compared to EURO 1,175 million (reported) and EURO 1,165 million (on a like basis) for 2001. This difference was primarily attributable to the non-recurrence of a EURO 820 million write-off taken in the first half of 2001 related to 360networks.

     RESTRUCTURING COSTS. Restructuring costs were EURO 643 million for the first half of 2002 compared to EURO 1,295 million (reported) and EURO 1,235 million (on a like basis) for the same period in 2001. This decrease is due to the fact that during the second quarter of 2001 exceptional restructuring steps were taken to face the unexpected and rapid deterioration of the telecommunications industry and the general economic slowdown which took place at that time. Although additional restructuring measures were announced during the first half of 2002, they were on a relatively smaller scale than the measures announced in the first half of the previous year.

     OTHER REVENUE (EXPENSE). For the first six months of the year, other revenue (expense) was an expense of EURO 503 million in 2002 compared to EURO 222 million (reported and on a like basis) in 2001. The net expense for the first half of 2002 is composed of expenses of EURO 699 million (which includes EURO 449 million related to write-offs of Optics accounts receivable, EURO 129 million related to reserves in the Optics segment and EURO 92 million related to write-offs of other assets) that were offset by revenue of EURO 196 million (representing the net gain on disposal of assets, including a capital gain of EURO 229 million on the sale of our microelectronics activities, partially offset by a capital loss of EURO 30 million incurred in connection with the disposal of tangible assets).

     INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL AND TAXES. Income (loss) before amortization of goodwill and taxes was a loss of EURO 2,028 million for the first half of 2002 compared to a loss of EURO 2,026 million (reported) and of EURO 1,882 million (on a like basis) for the first half of 2001.

     INCOME TAXES. For the first six months of the year, income taxes amounted to a benefit of EURO 166 million for 2002 compared to a benefit of EURO 645 million (reported) and EURO 648 million (on a like basis) for 2001. The benefit for the first half of 2002 was primarily due to a current income tax profit of EURO 314 million related to the decision made to carry back tax losses, partially offset by a deferred income tax charge of EURO 148 million. The benefit of the first half of 2002 already reflects the impact of our decision, in the second quarter of this year, to change our policy with respect to the accrual of deferred tax losses carried forward such that we no longer recognize income arising from new income tax credits in several countries. Our effective tax rate (net income taxes divided by net income (loss) before taxes, share in net income of equity affiliates and discontinued operations, amortization of goodwill and minority interests) was a 8.2% credit in the first half of 2002. The effective tax rate in the first half of 2001 was a 31.8% credit.

     SHARE IN THE NET INCOME OF EQUITY AFFILIATES AND DISCONTINUED OPERATIONS. Share in the net income of equity affiliates and discontinued operations decreased to a loss in EURO 119 million for the six months ended June 30, 2002 from a gain of EURO 1 million (reported) for the same period in 2001, but increased from a loss of EURO 147 million (on a like basis) for that period. The decrease of EURO 120 million in the first half of 2002 as compared to the reported figure for the first half of 2001 was primarily due to a EURO 79 million adjustment taken to reflect the actual contribution from Thales, as to which an estimated figure was included in the 2001 full year results, as well as EURO 32 million related to discontinued operations. The EURO 148 million difference between the figure for the first half of 2001 on a like basis as compared to the reported figure for the same period is due entirely to treating our DSL modem, European distribution and microelectronics operations as discontinued operations in view of their exit from the Group in December 2001, April 2002 and May 2002, respectively.

     AMORTIZATION OF GOODWILL. For the first six months of 2002, amortization of goodwill decreased to EURO 290 million compared to EURO 1,554 million (reported) and EURO 1,553 million (on a like basis) for the first six months of 2001. This difference is primarily due to the impact in the first half of 2001 of the partial write-off of goodwill on the acquisitions of Xylan and Packet Engines, and the full write-off of goodwill on the acquisitions of Assured Access and Internet Devices, for a total of EURO 1,332 million. The figure for the first half of 2002 reflects in part the write-off of the remaining goodwill relating to Innovative Fibers (a portion of the goodwill relating to this company was written off in the second half of 2001).

     NET INCOME (LOSS). Based on the above, we recorded a net loss of EURO 2,274 million for the first half of 2002 compared to a net loss of EURO 2,907 million (reported and on a like basis) for the first half of 2001. As described above, the result for the first half of 2002 was primarily attributable to lower net sales resulting in a lower gross margin, and to restructuring charges, write-offs of accounts receivable as well as of other assets.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE PERIOD ENDED JUNE 30, 2002 COMPARED TO THE PERIOD ENDED JUNE 30, 2001

     The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for "Total Group" results and "Other and Eliminations"), income from operations and capital expenditures for tangible assets for each of our business segments for the six months ended June 30, 2002 and June 30, 2001 (reported and on a like basis).

                                           CARRIER                                     SPACE &         OTHER &
                                          NETWORKING      OPTICS      e-BUSINESS      COMPONENTS    ELIMINATIONS      TOTAL GROUP
                                          ----------    ----------    ----------      ----------    ------------      -----------
                                                                             (IN MILLIONS)
SIX MONTH PERIOD ENDED JUNE 30, 2002
Sales                                     EURO 4,054    EURO 2,059    EURO 1,194      EURO 1,450      EURO (226)       EURO 8,531
Income from operations                           (95)         (329)          (46)             46            (96)             (520)
Capital expenditures for tangible assets          52            89             8              52              0               201
SIX MONTH PERIOD ENDED JUNE 30, 2001
Sales                                          6,094         3,897         1,627           1,860           (504)           12,974
Income from operations                            (1)          406          (342)            124             35               222
Capital expenditures for tangible assets         197           440            44              90              3               775
SIX MONTH PERIOD ENDED JUNE 30, 2001
  (ON A LIKE BASIS)
Sales                                          5,782         3,897         1,108           1,860           (493)           12,154
Income from operations                            40           406          (309)            124             35               296
Capital expenditures for tangible assets         197           440            44              90              3               775

CARRIER NETWORKING

     The sales of our Carrier Networking segment were EURO 4,054 million for the six months ended June 30, 2002, compared to EURO 5,782 million (on a like basis) for the same period in 2001, a decrease of 30%, and compared to EURO 6,094 million (reported) for the same period in 2001. Voice switching sales were off due to spending cutbacks by European and Asia Pacific operators. Revenues for network design, build and operational services were down, in part due to delays in contract awards in Asia Pacific. Broadband networking revenues were relatively stable thanks to DSL sales in the United States, China and Europe and improved ATM market share worldwide in relatively smaller markets in Europe, Latin America and Asia Pacific. GSM infrastructure sales held up well thanks to commercial successes in Latin America, Asia, the Middle East and Africa.

     During the six month period ended June 30th, the Carrier Networking segment's loss from operations was EURO 95 million for 2002 compared to income from operations of EURO 40 million (on a like basis) for 2001, and compared to a loss of EURO 1 million (reported) for 2001. The primary reason for the first half 2002 operating result was the lower sales volume in general and of voice network solutions in particular as well as difficult pricing environments. Mobile and broadband networking as well as network services were positive contributors to the segment's profitability as fixed cost reductions started impacting the bottom line.

     The Carrier Networking segment's net inventories and work-in-progress were EURO 1,324 million at June 30, 2002, compared to EURO 3,068 million at June 30, 2001, due to improved inventory management processes and lower sales.

OPTICS

     The sales of our Optics segment decreased 47% to EURO 2,059 million in the first half of 2002 from EURO 3,897 million (on a like basis and reported) in the first half of 2001. The primary reason for this result was over-capacity in the long haul transport market as well as capital expenditure reductions by customers. Terrestrial optical networking revenues and submarine sales were slow on a worldwide basis. Optical fiber sales posted a decline as operators worked through their remaining inventories.

     For the six month period ended June 30th, loss from operations was EURO 329 million in 2002 compared to income from operations of EURO 406 million (on a like basis and reported) for 2001. The operating loss in the first half of 2002 is explained almost entirely by the significant drop in revenues in terrestrial transmission and optical fiber. Submarine networking also generated losses, although cost cutting measures initiated in 2001 began to have a positive impact on the profitability of this activity.

     The Optics segment's net inventories and work-in-progress were EURO 1,484 million at June 30, 2002 compared to EURO 3,289 million at June 30, 2001 as a result of our efforts to reduce operating working capital, including better inventory management and some inventory write-offs, and lower sales.

e-BUSINESS

     The sales of the e-Business segment were EURO 1,194 million for the first six months of 2002 compared to EURO 1,108 million (on a like basis and reported) for the first six months of 2001, an 8% increase. The reported figure for the first half of 2001 was EURO 1,627 million. The primary reason for this result was the improved performance of GSM mobile handsets. In the Enterprise market, Genesys applications and voice networking solutions performed well, while sales of data networking solutions remained relatively stable in a slightly declining market.

     Loss from operations was EURO 46 million for the first half of 2002 compared to loss from operations of EURO 309 million (on a like basis) and a loss of EURO 342 million (reported) during the same period in 2001. The improvement was due to the significant reduction of losses in the handset business given lower fixed costs, combined with satisfactory results from the application and voice products operations. Losses continued for data networking, mainly due to R&D expenses associated with product introductions during the first half of 2002.

     The e-Business segment's inventories and work-in-progress were EURO 111 million at June 30, 2002 compared to EURO 383 million at the end of the same period in 2001, primarily due to the outsourcing of handset production during 2001.

SPACE & COMPONENTS

     The sales of the Space and Components segment decreased 22% to EURO 1,450 million in the first half of 2002 from EURO 1,860 million (on a like basis and reported) in the first half of 2001. The drop was due to component and battery sales declines stemming from the global economic and telecom slowdowns, particularly in the United States.

     For the six month period ended June 30th, income from operations was EURO 46 million for 2002 compared to EURO 124 million (on a like basis and reported) for 2001. Most of the decline was attributable to the decline in sales in the component division leading to lower operating margins for that activity. The satellite division's profitability was only slightly affected while the profitability of batteries was unchanged.

     The Space and Components segment's inventories and work-in-progress were EURO 495 million at June 30, 2002 compared to EURO 602 million at June 30, 2001 as a result of our efforts to reduce operating working capital, including better inventory management.

ALCATEL LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

     NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES. For the six month period ended June 30, 2002, net cash provided by operating activities was EURO 1,167 million, compared to net cash used by operating activities of EURO 1,391 million for the same period in 2001. This improvement was attributable to cash provided by a decrease of accounts receivable of EURO 3,155 million for the first half of 2002 compared to an increase of EURO 565 million in the same period in 2001, and cash provided by a decrease in inventories of EURO 913 million in the first half of 2002 compared to an increase of EURO 824 million in the same period in 2001, offset by a decrease in accounts payable and accrued expenses of EURO 2,087 million during the first half of 2002 compared to a decrease of EURO 435 million for the same period in the previous year. These changes are the result of the actions we are continuing to take to improve our net working capital position.

     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. Net cash provided by investing activities was EURO 120 million during the first half of 2002 compared to EURO 1,096 million during the same period in 2001. The decrease is mainly due to lower cash proceeds from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies, which provided EURO 285 million in the six months ended June 30, 2002 compared to EURO 2,212 million for the same period in 2001. The

EURO 2,212 million includes proceeds from the sale of holdings in Alstom and Nexans. Capital expenditures amounted to EURO 300 million for the six months ended June 30, 2002, as compared to EURO 931 million for the same period in 2001. Loans provided by us to customers decreased by EURO 81 million during the first half of 2002 compared to an increase of EURO 164 million during the first half of 2001.

     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES. Net cash used by financing activities was EURO 1,419 million during the six month period ended June 30, 2002 compared to cash provided of EURO 710 million during the same period in 2001. The principal reason for this change was a decrease in short-term debt. We reduced our short-term debt by EURO 1,226 million during the first six months of 2002 compared to an increase of EURO 1,259 million during the same period in 2001. This reflects the implementation of our general policy to try to reduce overall debt. Dividends paid during the first half of 2001 totaled EURO 201 million, down from EURO 556 million for the same period in the previous year.

     CASH AND CASH EQUIVALENTS. As a result of the above, our cash was EURO 4,508 million on June 30, 2002, compared to EURO 3,099 million on June 30, 2001. Including marketable securities these amounts were EURO 4,805 million and EURO 3,449 million respectively.

CAPITAL RESOURCES

     We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, and the issuance of debt and equity in various forms. Our ability to draw upon these resources is dependent upon a variety of factors, which include our customers' ability to make payments on outstanding accounts receivable, our credit ratings, debt and equity market conditions generally and our success in carrying out our non-core asset divestment program.

     CREDIT RATINGS. As of September 30, 2002, our credit ratings were as follows:

RATING AGENCY                LONG-TERM DEBT  SHORT-TERM DEBT     LAST UPDATE
-------------                --------------  ---------------     -----------
Standard & Poor's                BB+*              B                9/23/02
Moody's                          Ba1*             NP                9/24/02

----------
* Under negative credit watch.

     On July 9, 2002, Moody's lowered its long-term senior debt rating relating to us from Baa2 to Ba1, and also lowered its short-term senior debt rating relating to us from P2 to NP. On July 12, 2002, Standard & Poor's lowered its short-term corporate credit rating from A-3 to B. At the same time, it lowered its long-term corporate credit and senior unsecured debt ratings relating to us from BBB to BB+.

     Each of Moody's and Standard & Poor's indicated in July that its outlook on our credit rating was negative, mainly due to its expectation of continued weakness and possibly further deterioration in the telecom equipment industry, an increase in price competition, and a continuing lack of visibility with respect to future sales. On September 23, 2002, Standard and Poor's placed its long-term corporate credit rating relating to us on negative credit watch. On September 24, 2002, Moody's placed its long-term senior debt rating relating to us under review for possible downgrade. Consequently, we can provide no assurance that our credit ratings will not be reduced further in the future by Standard & Poor's, Moody's or similar rating agencies.

     As our current short-term debt ratings have fallen below investment grade, the commercial paper market is no longer available to us, and the interest rate on one of our bond issues will be increased by 150 basis points starting in December of this year, as described below, with the first payment of the increased coupon due in December 2003. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.

     SHORT-TERM DEBT. At June 30, 2002, we had EURO 658 million of short-term financial debt outstanding, which included EURO 334 million of bank loans and overdraft facilities, EURO 175 million of commercial paper, and EURO 149 million of other financial debt and accrued interest payable. Our current inability to access the commercial paper markets is due to the fact that our short-term credit rating has fallen below A3/P3. This is mitigated by the fact that our reliance on the commercial paper market has been reduced from EURO 502 million commercial paper outstanding at December 31, 2001, to approximately EURO 175 million commercial paper outstanding at June 30, 2002.

     LONG-TERM DEBT. At June 30, 2002, we had EURO 5,411 million of long-term financial debt outstanding, all in the form of bonds. Our primary bond issues outstanding are: EURO 1,200 million fixed rate (7.00%) bonds issued in December 2001 and maturing in December 2006; EURO 1,120 million fixed rate (4.375%) bonds (out of which EURO 1,000 million were issued in

February 1999 and EURO 120 million were issued in December 2001) and maturing in February 2009; EURO 1,000 million fixed rate (5.875%) bonds issued in September 2000 and maturing in September 2005; EURO 600 million floating rate (Euribor 3 months + 15 basis points) bonds issued in September 2000 and maturing in September 2003; and EURO 500 million fixed rate (5.00%) bonds issued in October 1999 and maturing in October 2004.

     RATING CLAUSES AFFECTING OUR DEBT. The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of our credit rating. However, the EURO 1.2 billion bond issue maturing in December 2006 includes a "step up rating change" clause which provides that the interest rate is increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% will become effective in December 2002. This bond issue also contains a "step down rating change" clause which provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade.

     On June 30, 2002, we had undrawn back-up bank credit lines totaling EURO 226 million. These lines were not available for general corporate purposes but were in place to cover any inability to repay on a timely basis outstanding commercial paper. These credit facilities provided that if our rating fell below BBB or Baa2, we had to reach a new agreement with the banks providing these credit facilities within 45 days, or the lines would no longer be available. Following the downgrading of our rating below these levels in July 2002, we allowed the back-up lines of credit to lapse as we negotiated the new syndicated facility mentioned below.

     A long-term debt rating downgrade could have a potential impact on two guarantees extended in 1998 and 2001 to bank pools in order to secure customer financing for EURO 215 million. This could force us to replace the bank pools as the lender for outstanding loans and future draw downs by the customer up to EURO 215 million. We plan to enter into negotiations in order to avoid such an impact.

     SYNDICATED FACILITY. In April 2002, we closed a EURO 2,075 million syndicated credit facility available for general corporate purposes. The syndication reorganized the then outstanding undrawn bilateral credit lines, with different maturities, terms and conditions. The facility is comprised of a three year tranche of EURO 1,375 million and a 364 day tranche of EURO 700 million. The availability of this facility is not dependent upon our credit ratings. At June 30, 2002, this facility was entirely undrawn, and remains so as of the date of this document. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program described below). Given the continuing impact of the current economic conditions on Alcatel, we can provide no assurance that we will be in compliance with such financial covenants at a future time when we may want to draw on the syndicated facility.

     DEBT TO EQUITY AND MINORITY INTERESTS RATIO. Total net financial debt (total financial debt less cash and cash equivalents) on June 30, 2002 was EURO 1,264 million. Our net financial debt to shareholders' equity and minority interests ratio was 16.4% on June 30, 2002, compared to 27.0% on December 31, 2001. Debt incurred by our banking subsidiary, Electro Banque (which was EURO 635 million on June 30, 2002) is not included in our total net financial debt. We expect our total net debt at year-end 2002 to be below the year-end 2001 level of EURO 2,662 million, even after taking into account the impact, in the second half of 2002, of the further deterioration of the financial situation of some of our customers.

     CONTRACTUAL OBLIGATIONS. We have certain contractual obligations that extend out beyond 2002. Among these obligations we have long-term debt and capital leases. Our total contractual cash obligations at June 30, 2002 for these two items are:

                          TOTAL       2002     2003       2004        2005         2006          AFTER
                       -----------  -------  --------  ---------  -----------   -----------   -----------
                                                          (IN MILLIONS)
Long-term debt         EURO  5,411  EURO  0  EURO 905  EURO  805  EURO  1,000   EURO  1,352   EURO  1,349
Capital leases         EURO    236  EURO  0  EURO  20  EURO   23  EURO     24   EURO     25   EURO    144

     OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES. The most important portion of our off-balance-sheet commitments concerns undertakings we provide to back performance bonds issued to customers with whom we have long-term contracts for the supply of telecommunications equipment and services, or bank guarantees given to such customers on our behalf. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. We also include in our off-balance sheet commitments and contingencies a guarantee granted to the bank implementing our cash pooling program, which covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries' accounts, and the risk retained by us in the context of our securitization vendor financing program as described below.

     If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on the consolidated balance sheet under the line item "Accrued contract costs and other reserves." On December 31, 2001, our off-balance sheet commitments and contingencies amounted to EURO 12,631 million. Of these, EURO 10,750 million were in the most part related to long-term supply contracts and, to a lesser extent, to the securitization program, and EURO 1,390 million concerned the guarantee provided in connection with our cash pooling program. Our internal systems for updating this information are set up so as to produce figures on an annual basis. We do, however, disclose on a quarterly basis any significant changes in our off-balance sheet commitments. For the six month period ended June 30, 2002, such changes involved the modifications to our securitization vendor financing program and the securitization of other accounts receivable, each as discussed below and in Note 13 in our unaudited interim consolidated financial statements included in Pages F-17 to F-20 of this report.

     CUSTOMER FINANCING. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of June 30, 2002, net of reserves, we had provided customer financing of approximately EURO 1,817 million. This amount includes EURO 1,103 million of accounts receivable sold pursuant to our securitization program described below, EURO 481 million of customer deferred payments, accounts receivable and other financial assets, and EURO 233 million of off-balance sheet guarantees given to third party lenders. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately EURO 993 million.

     SVF TRUST PROGRAM. In 1999 we established a securitization vendor financing
(SVF) program arranged by Citibank, to provide liquidity and to transfer some of the risks associated with customer loans and undrawn commitments to a third party. Under this program we may sell to a dedicated trust a portion or the whole of certain of our vendor finance loans, which meet defined eligibility criteria. Selling our customer loans to the SVF trust allows us to receive cash, prior to the due date, for a portion of our vendor financing loan portfolio. The terms and conditions of this program were amended in June 2000 and further amended in May 2002. The main provisions of the SVF program as currently in effect are as follows:

- The maximum cash we can receive from the sale of vendor finance receivables to the SVF trust is USD 1,173.5 million (approximately EURO 1,221.1 million).

- We have the right to sell eligible receivables and transfer eligible commitments to the SVF trust for a period of two years beginning May 14, 2002 on a revolving basis. The two year revolving period is followed by a three year amortization period. During this period, the program provides for a notional amortization of approximately 20% of the outstanding balance per annum. There is, however, no requirement that there actually be any amortization of the receivables during this period. We guarantee to the SVF trust the difference, if any, between the scheduled notional amortization and the actual amortization. At the end of the fifth year, the program will be terminated and we will repurchase the outstanding balance of any remaining receivables. This would increase our net debt position and reduce our off-balance sheet commitments and contingencies.

- The SVF program is principally funded indirectly through a Citibank commercial paper conduit. The SVF program is supported by a syndicate of banks which provides a backstop liquidity facility available on a 364 day basis. Non-renewal of this facility would constitute a termination event for the SVF program. In the event that the banks elect not to renew the facility, we have the right to draw down the full amount of the facility to ensure the continuation of the SVF program on an uninterrupted basis. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF trust to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by us. In addition, the backstop facility may also be drawn at any time should the Citibank conduit decline to fund the trust. This would happen if our credit rating were downgraded to below BB (Standard and Poor's) or Ba2 (Moody's). Any draw down on the backstop facility would result in an increased cost of funds, because while we are rated below investment grade, we would have to pay the banks a margin of 300 basis points over LIBOR compared with the commercial paper rates charged by the Citibank conduit.

- We provide credit support to the SVF trust in the form of over-collateralization. The required level of over-collateralization was 10% at the end of June 2002. Due to the downgrading of our long term debt at the beginning of July, the over-collateralization requirement increased to 15%. This means that for any customer account receivable sold to the SVF trust, we receive 85% of the face value in cash and 15% in the form of a fully subordinated receivable due from the SVF trust. Prior to May 14, 2002 we were not required to provide over-collateralization. The transition from the 100% funding level to the 85% funding level was completed in July 2002 by a combination of our providing cash to the SVF trust in exchange for a fully subordinated promissory note and selling certain receivables to the trust for less cash than their face value.

- The SVF program provides for various additional Alcatel guarantees, the principal one being a first loss guarantee up to approximately 30% of i) the program amount during the revolving period, and ii) the funded portion of the program during the amortization period. We have the right to sell any eligible receivables to the trust. However, if the portfolio of receivables held by the SVF trust does not meet the SVF program's stated diversification criteria, our guarantee would exceed the 30% of the pool balance and could be as high as 100%. We also provide a political risk guarantee which covers all accounts receivable, with some exceptions, for up to 100% of principal and interest. There are also other specific guarantees concerning, for instance, currency risks (if receivables are not denominated in USD), amortization of the SVF program (as mentioned above) and contract completion risks by our subsidiaries.

- The SVF program provides for certain early termination events. Such events would occur a) if defaults of the receivables exceed a specified percentage, or b) upon the breach of certain financial covenants, which are identical to the covenants of our EURO 2.1 billion syndicated bank facility mentioned above. These covenants will be tested quarterly. Given the continuing impact of the current economic conditions on us, we can provide no assurance that we will be in compliance with such financial covenants in the future and that early termination of the program by reason of non-compliance with the covenants will not be triggered. Upon the occurrence of an early termination event, we are required to pay to the SVF trust cash in an amount equivalent to the outstanding receivables up to the limit of our obligations pursuant to our guarantees within three days of receipt of a termination notice.

     We have no equity interest in the SVF trust other than residual interests and the fully subordinated promissory note and receivables mentioned above. The principal balance of receivables sold to the SVF program as of June 30, 2002, was USD 1,060 million (approximately EURO 1,103 million) (compared to USD 700 million (approximately EURO 728 million) as of December 31, 2001 and USD 383 million (approximately EURO 399 million) as of June 30, 2001).

     The deferred payment representing the difference between the face value of the accounts receivable sold and the funded amount received from the SVF trust is accounted for in "other financial assets" in our unaudited interim consolidated financial statements and amounted to USD 48 million (approximately EURO 50 million) as of June 30, 2002 which is less than 15% of the receivables sold as of that date because such date was prior to the end of the funding level transition period.

     In all cases where we sell our customer loans, we retain off balance sheet from 30% to 100% of the risk on the loans sold to the SVF trust, depending on the extent to which the receivables meet the SVF program's stated diversification criteria.

     At June 30, 2002, we had transferred approximately USD 89 million (approximately EURO 93 million) in undrawn commitments to the SVF trust.

     SECURITIZATION OF OTHER ACCOUNTS RECEIVABLE. In May 2002, we signed a EURO 480 million securitization program which allows us to sell accounts receivable related to certain mobile telecommunications infrastructure contracts to an asset-backed commercial paper vehicle sponsored by a financial institution. We are liable for risk of up to 39.7% of the aggregate amount of receivables sold. As of September 30, 2002, we sold under this securitization program an aggregate amount of EURO 150 million of eligible receivables, and are liable for a risk of EURO 50 million, which is reflected off-balance sheet.

     CUSTOMER CREDIT APPROVAL PROCESS AND RISKS. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

     Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future continue to realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer's ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. For the six month period ended June 30, 2002, we expensed approximately EURO 328 million related to doubtful customer accounts under "Other Revenue (Expense)."

     CAPITAL EXPENDITURES. We expect our capital expenditures in 2002 to be approximately EURO 400 million.

     We believe that our current cash and cash equivalents, cash flows (including from contemplated asset disposals) and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate further than what we anticipate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the current environment and given our inability to access the fixed income market at this point. In addition, if we do not meet the financial covenants contained in our syndicated facility and in our SVF program, we may not be able to rely on these funding arrangements to meet our cash needs.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     At June 30, 2002, our exposure to market risks was not materially different from our exposure at the end of last year, as described in Alcatel's Form 20-F for the year ended December 31, 2001.

IMPACT OF ECONOMIC CRISIS IN EMERGING MARKETS

     The crisis in Argentina and the devaluation of the Argentinian Peso have not had a significant impact on our consolidated financial results. The telecommunications market in Brazil is currently experiencing consolidation and our principal Brazilian customers are facing difficult financial conditions that have led them to defer payments. Nonetheless, accounts receivable from Brazilian contracts do not constitute a significant risk.

RESEARCH AND DEVELOPMENT

     EXPENDITURES. In the first half of 2002, our research and development expenditures totaled EURO 1,141 million (13.4% of first half 2002 consolidated net sales) compared to expenditures of EURO 1,495 million in the first half of 2001 (11.5% of first half 2001 consolidated net sales).

        OPTRONICS DIVISION'S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following information together with the unaudited combined financial statements and related notes included in this report, as well as the financial information for Alcatel and "Alcatel's Operating and Financial Review and Prospects" included elsewhere in this report.

OVERALL PERSPECTIVE

     OVERVIEW. The Optronics division designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating (FBG) filters. It also has experience in integrating active and passive components and modules into sub-systems.

     RESTRUCTURING. In 2001, the opto-electronic industry was dramatically affected by the slowdown in the telecommunications market. The submarine network market, which had represented a significant portion of the Optronics division's sales, was particularly adversely affected. The inventory stockpiles created in 2000 led to a decrease in new orders during the first half of 2001. As a result, the Optronics division instituted cost-cutting measures in the second half of 2001, including a reduction in general and administrative expenses, headcount and capital expenditures. For the full year 2001, the Optronics division recorded restructuring charges of EURO 7.5 million for layoffs, incurred EURO
21.5 million in other expenses relating primarily to the write-off of work-in-progress inventories ( EURO 36.0 million), acquired technology ( EURO
7.9 million) and fixed assets ( EURO 9.5 million) (but which was offset by a EURO 33.0 million indemnity payment), and took a one-time EURO 70.0 million charge against the goodwill related to Alcatel Optronics Canada.

     The opto-electronic industry continued to deteriorate during the second half of 2001 and the first half of 2002 primarily due to the significant weakness in the submarine network and long-haul terrestrial markets. The rapid decline in the division's revenues was not offset by a proportionate decline in the division's fixed cost base due to the expansion of its manufacturing facilities, as well as the increase in headcount, during 1999 through the first half of 2001. Therefore, in early June 2002, the division launched an Industrial Redeployment Plan to address the problems affecting all its manufacturing plants to:

     - reduce headcount by 25% by year-end (from 1,805 at March 31, 2002 to approximately 1,350 at the end of 2002) through several methods, including the use of part-time employment and the encouragement of early retirement and prolonged leaves at the Nozay, France and Lannion, France sites;

     - cancel the outsourcing agreement with Alcatel regarding the Illkirch, France manufacturing site and transfer the assembly of the optical fiber amplifiers and optical interface subsystems to the division's facility at Nozay, France;

     - seek external industrial solutions to convert the Lannion, France site so that it could be used by, or transferred to, a third party;

     - close the Gatineau, Canada manufacturing facility by the end of the year and transfer all FBG manufacturing from the facility to Livingston, Scotland. All research and development activities would be located in Kanata, Canada;

     - sell its micro-electromechanical systems (MEMs) and Planar design software activities owned by Alcatel Optronics Netherlands; and

     - consolidate passive activities and reduce some support functions at the Livingston, Scotland site.

     By the end of the first half of 2002, the division had reduced head count by 17% from December 31, 2001 levels. As a result of this restructuring, for the first six months of 2002, the division recorded restructuring costs of EURO 62.0 million and one-time charges for write-offs of inventory ( EURO 9 million), goodwill and acquired technology ( EURO 63 million) and deferred tax assets ( EURO 12.2 million).

     DISPOSITIONS IN 2002. As part of the Industrial Redeployment Plan, in June 2002, the division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities in the Netherlands, through a management buy out.

     SUBSEQUENT EVENTS. In mid-September 2002, the Optronics division announced that it would intensify its restructuring actions in response to the continuing recession and excess inventory at the customer level through the adoption of a Strategic Refocus Plan. The division intends to consolidate its manufacturing efforts for active components at its facility in Nozay, France, passive components at its Livingston, Scotland plant and hybrid components at both sites. The Plan also includes the following actions:

     - reduce headcount from 1,550 at September 17, 2002 to approximately 1,000 before year-end 2002 and ultimately below 500 at year-end 2003;

     - reduce headcount at the Nozay facility to 300 through outsourcing, pooling of resources with partners, spin-offs and individual retirement;

     -    sell the business and assets in Plano, Texas to an industrial partner;
          and

     - in lieu of transferring all research and development expertise from its Gatineau, Canada location to Kanata as had been announced as part of the Industrial Redeployment Plan, transfer such assets to Livingston, Scotland.

     In this market environment, management believes that visibility of the division's performance beyond the short term is practically impossible and that the downturn in business activity will continue at least into 2003. Today, the division anticipates third quarter sales to be down sequentially by up to 50 percent, with a contained loss from operations due to the benefits of cost-cutting measures. Management is currently estimating that the decrease in fixed-cost base should result in a EURO 40 million quarterly sales break-even point by the end of 2003. If global economic and telecommunications market conditions deteriorate further, the Optronics division may not achieve even these lowered targets and the division may experience continued material adverse effects on its business, operating results and financial condition.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of the Optronics division's results of operations and financial condition are based on its unaudited interim combined financial statements, which are prepared in accordance with French GAAP as described in Note 1.2 of the Notes to the unaudited interim combined financial statements. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex and subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of the assets, liabilities and net worth, and of the division's earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon. For a detailed discussion of significant accounting policies that may involve a higher degree of judgment or complexity, refer to Alcatel's Form 20-F for the year ended December 31, 2001.

UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

     Currently, the Optronics division is composed of four Alcatel subsidiaries:
Alcatel Optronics France, a French company; Alcatel Optronics USA, Inc., a U.S. company, Alcatel Optronics Canada, a Canadian company; and Alcatel Optronics UK, a U.K. company acquired in September 2001. The division sold Alcatel Optronics Netherlands, a subsidiary of Alcatel Optronics UK, in June 2002.

     The unaudited interim combined financial statements are prepared on the basis of the allocation of certain costs between Alcatel and the Optronics division as required by the Basic Intercompany Agreement and its implementing agreements. See Note 1.1 of the Notes to the unaudited interim combined financial statements of the Optronics division for a discussion of the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

OPTRONICS DIVISION RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001

     The Optronics division's net sales were EURO 60.5 million for the six months ended June 30, 2002, representing an 80.2% decrease from net sales of EURO 305.5 million for the same period in 2001.

     Net sales by product line were as follows:

     DISCRETE MODULES. Net sales of discrete modules, which include lasers, detectors and optical routing modules that are building blocks for an array of the Optronics division's solutions, were EURO 6.2 million for the six months ended June 30, 2002, a decrease of 85.6% from net sales of EURO 43.2 million for the same period in 2001 due to the overall downturn in the telecommunications industry. Discrete modules represented 10.2% of total net sales for the six months ended June 30, 2002.

     PUMP MODULES. Net sales of pump modules were EURO 3.4 million for the six months ended June 30, 2002, a decrease of 96.5% from net sales of EURO 96.7 million for the same period in 2001 due to the downturn in submarine and long-haul terrestrial activity during the course of 2002. Pump modules represented 5.6% of total net sales for the six months ended June 30, 2002.

     OPTICAL AMPLIFIER SUB-SYSTEMS. Net sales of optical amplifier sub-systems were EURO 5.7 million for the six months ended June 30, 2002, a decrease of 92.4% from net sales of EURO 74.8 million for the same period in 2001 primarily due to the downturn in the long-haul terrestrial activity during the course of 2002. Optical amplifier sub-systems represented 9.4% of total net sales for the six months ended June 30, 2002.

     OPTICAL INTERFACE SUB-SYSTEMS. Net sales of optical interface sub-systems were EURO 36.0 million for the six months ended June 30, 2002, a decrease of 48.9% from net sales of EURO 70.5 million for the same period in 2001 due primarily to the overall downturn in the telecommunications industry. Optical interface sub-systems represented 59.5% of total net sales for the six months ended June 30, 2002.

     OPTICAL PASSIVE COMPONENTS. Net sales of optical passive components were EURO 9.2 million for the six months ended June 30, 2002, a decrease of 54.7% from net sales of EURO 20.3 million for the same period in 2001 primarily due to the downturn in submarine and long-haul terrestrial activity. Optical passive components represented 15.3% of total net sales for the six months ended June 30, 2002.

     Overall, for the six months ended June 30, 2002, the Optronics division derived 66% of its net sales from Alcatel and its subsidiaries compared to 80% for the same period in 2001, due to the dramatic decrease in orders placed by Alcatel Submarine Networks.

     Cost of sales totaled EURO 111.2 million for the six months ended June 30, 2002, representing a 46% decrease from cost of sales of EURO 206.8 million for the same period in 2001. This decrease resulted principally from the reduction in net sales for the period. However, the decline in cost of sales was not proportionate to the decline in sales due to the division's inability to adjust its high fixed cost base rapidly enough in response to the downturn in sales.

     As a result of the foregoing, the Optronics division's gross margin totaled EURO (50.7) million for the six months ended June 30, 2002, a 149% decrease from gross margin of EURO 98.7 million for the same period in 2001. Gross margin for the first half of 2002 included EURO 9.3 million in work-in-process inventory write-offs.

     The Optronics division's administrative and selling expenses were EURO 18.3 million for the six months ended June 30, 2002, representing a 7.6% decrease from administrative and selling expenses of EURO 19.8 million for the same period in 2001. This decrease resulted principally from the division's restructuring efforts and cost-cutting measures.

     The Optronics division's research and development expenses were EURO 24.6 million for the six months ended June 30, 2002, a 14.9% decrease from EURO 28.9 million for the same period in 2001. This decrease resulted from the division's cost-cutting measures.

     The Optronics division's income (loss) from operations was a loss of EURO
93.6 million for the six months ended June 30, 2002, representing a significant decrease from income of operations of EURO 50.0 million for the same period in 2001 due primarily to the slowdown in the telecommunications industry, especially in the submarine network and long-haul terrestrial markets, and the division's inability to adjust its high fixed cost base rapidly enough in response to the dramatic downturn in sales.

     The Optronics division recorded a financial loss of EURO 4.9 million for the six months ended June 30, 2002, compared to EURO 0.9 million for the same period in 2001. This increase was due principally to EURO 4.0 million of net interest expense related to an increase in debt in the second half of 2001, principally short-term debt. The division's indebtedness increased through additional borrowings needed to fund operations of the division and to integrate the operations of Kymata as well as a result of the assumption of short-term debt owed by Kymata at the time of its acquisition by Alcatel.

     The Optronics division recorded a restructuring charge of EURO 62.0 million for the six months ended June 30, 2002 relating primarily to a EURO 47.4 million write-off of obsolete tangible assets throughout the division and EURO 14.3 million for layoff costs throughout the division. No restructuring charges were recorded during the same period of 2001.

     The Optronics division's other expenses were EURO 8.0 million for the six months ended June 30, 2002. These expenses principally included a EURO 8.9 million write-off of the acquired technology of Alcatel Optronics Canada as a result of a re-evaluation by the division of the future usefulness of such technology. No "other expenses" were incurred during the same period of 2001.

     The income tax attributable to the division was EURO 0.1 million for the six months ended June 30, 2002. Due to the uncertainty in the business, the division decided not to record any tax credit for the period. As a result, during the second quarter of 2002, the division took a EURO 12.2 million write-off of deferred tax assets recognized in the first quarter of 2002.

     The Optronics division's amortization of goodwill was EURO 56.3 million for the six months ended June 30, 2002, compared to EURO 3.4 million for the same period in 2001. This increase was attributable to a write-off of EURO 54.8 million, which represented the remaining goodwill of Alcatel Optronics Canada.

     The Optronics division's net income (loss) was a net loss of EURO 224.7 million for the six months ended June 30 2002, compared with net income of EURO
30.2 million for the same period in 2001.

OPTRONICS DIVISION LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

     NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES. For the six months ended June 30, 2002, net cash provided by operating activities of EURO 8.1 million was primarily the result of the reduction of working capital requirements (accounts receivable, inventory and accounts payable and accrued expenses) of EURO 134.8 million. The reduction in working capital was due to a EURO 122.7 million decrease in accounts receivable (from a EURO 4.2 million increase in the first half 2001) and a EURO 68.7 million decrease in inventories (from a EURO 62.8 million increase in the first half of 2001), offset by a decrease in accounts payable and accrued expenses of EURO 56.6 million (from a EURO 22.5 million increase in the first half of 2001). Each of the components in working capital decreased as a result of the dramatic decrease in overall activity during the first half of 2002. For the first half of 2001, net cash provided by operating activities of EURO 14.9 million was primarily a result of an increase of EURO
62.8 million in inventories relating to orders, the majority of which were subsequently cancelled in the third and fourth quarters of 2001.

     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. For the first half of 2002, net cash used by investing activities of EURO 13.0 million was primarily the result of EURO 15.6 million of capital expenditures for the facilities located in France and the United Kingdom, relating to projects commenced in 1999. For the first half of 2001, net cash used by investing activities of EURO
66.3 million was primarily the result of EURO 65.6 million of capital expenditures for facilities located in France, Canada and the United States, relating to projects commenced in 2000.

     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES. For the six months ended June 30, 2002, net cash used by financing activities was EURO 6.1 million and was primarily due to the decrease in long-term debt of EURO 17.6 million due to the reimbursement of a capital lease obligation of Alcatel Optronics UK of EURO
14.1 million, partly offset by an increase in short-term debt of EURO 12.9 million. For the six months ended June 30, 2001, net cash provided by financing activities was EURO 15.7 million and was primarily due to the increase in short-term debt, which was offset by the payment of EURO 9.5 million in dividends to Alcatel.

CASH MANAGEMENT AND CAPITAL RESOURCES

     As the Optronics Division is one of our divisions, its finance activities are managed on a centralized basis by Alcatel. The four companies that constitute the division lend any excess cash or borrow for short-term needs from Alcatel Central Treasury according to the following procedure:

     -    Alcatel Optronics France lends or borrows from Alcatel Central
          Treasury

     -    Alcatel Optronics USA lends or borrows from Alcatel USA Sourcing LP

     -    Alcatel Optronics Canada lends or borrows from Coralec

     -    Alcatel Optronics UK lends or borrows from Alcatel UK

     This centralized treasury management allows the Optronics division to benefit from certain market financing terms granted to Alcatel by financial institutions. Under the central treasury management arrangements, the Optronics division borrows funds from Alcatel (directly or through its subsidiaries listed above) at an interest rate of:

     -    EURIBOR plus 80 basis points for Alcatel Optronics France

     -    LIBOR plus 92.5 basis points for Alcatel Optronics USA

     -    LIBOR plus 87.5 basis points for Alcatel Optronics Canada

     -    LIBOR plus 87.5 basis points for Alcatel Optronics UK

     The division's companies lend their excess cash at an interest rate of EURIBOR minus 12.5 basis points for euro and LIBOR minus 12.5 basis points for U.S. dollars. Alcatel's management will determine, in its sole discretion, whether any of its business divisions will provide any particular funds on any particular occasion to the Optronics division, when they will do so and in what amounts, but will not be obligated to cause such cash transfers. As a result, the division's liquidity will be materially, adversely affected if Alcatel's management does not fund the division's cash needs.

     At June 30, 2002, the Optronics division's short-term borrowings from Alcatel Central Treasury's current account increased to EURO 167.5 million from EURO 159.5 million at December 31, 2001. Such increased amount was used to fund operations of the division. Alcatel Optronics UK also had EURO 3.6 million of short-term borrowings at December 31, 2001 and no short-term borrowings at June 30, 2002.

     CONTRACTUAL OBLIGATIONS. The division has certain contractual obligations that extend beyond 2002. Among these obligations are indebtedness owed to Banque de Developpement du Canada, which was assumed in the Innovative Fiber acquisition, and our operating leases. Our total contractual cash obligations for these items at June 30, 2002 were EURO 29.6 million, as compared to EURO
41.8 million at December 31, 2001. The decrease mainly results from the EURO
14.1 million reimbursement of a capital lease on equipment held by Alcatel Optronics UK.

     At June 30, 2002, the division had a EURO 7.0 million backlog. The division plans to fund its capital requirements from borrowings from Alcatel pursuant to its treasury management arrangements with Alcatel and from cash from operations. The timing and decision to finance any of these plans is solely at the discretion of Alcatel's management. As stated above, the Optronics division will be materially, adversely affected if Alcatel does not finance the division's operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     In order to protect itself from the risk of losses that could result from mismatches between the currencies in which the division realizes its net sales and the currencies in which it incurs its expenses, the division enters into currency hedging arrangements, such as forward exchange contracts, with Alcatel Central Treasury, mainly with respect to the U.S. dollar and the Japanese yen. Every month, the division's management prepares an estimate of its net position in each of these currencies for a six-month period and enters into hedges for the estimated net amounts. The division does not hedge its exposure on individual orders. No assurance can be given that the division's hedging will be sufficient to eliminate currency mismatches in the future and that such mismatches will not result in substantial costs to the division.

     As set forth above, the Optronics division records revenues, expenses, assets and liabilities in a number of different currencies. In preparing its combined financial statements, the division translates the value of these different revenues and expenses into euros at the rate of exchange prevailing on the date of the transactions. Income statements that are included in the combined financial statements and not denominated in euro are translated for consolidation purposes into euros at the average exchange rate for the period. Assets and liabilities that are non-euro-denominated for consolidation purposes are translated into euros at the exchange rate in effect at the end of the period. Fluctuations in the value of the euro will have an impact on the value of these revenues, expenses, assets and liabilities reflected in the division's combined financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on the division's results of operations and financial position when expressed in euros. For a detailed discussion of the division's disclosures about market risk, refer to Alcatel's Form 20-F for the year ended December 31, 2001.

     At June 30, 2002, the Optronics division had two forward contracts, each with a carrying amount of EURO 1.1 million, to sell U.S. dollars and to buy Japanese yen to hedge foreign currency exposure.

                            ALCATEL AND SUBSIDIARIES
          INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated income statements for the six month periods ended June 30, 2002 and 2001                       F-1

Unaudited interim consolidated balance sheets at June 30, 2002 and December 31, 2001                                          F-2

Unaudited interim consolidated statements of cash flows for the six month periods ended June 30, 2002 and 2001                F-4

Unaudited interim consolidated statements of changes in shareholders' equity                                                  F-5

Notes to unaudited interim consolidated financial statements                                                                  F-6

Reconciliation to U.S. GAAP                                                                                                   F-38

                            ALCATEL AND SUBSIDIARIES

                UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

                                                                                    SIX MONTH PERIODS ENDED JUNE 30,
                                                                           --------------------------------------------------
                                                                    NOTE     2002(a)               2002               2001
                                                                    ----   -----------          ----------        -----------
                                                                                (IN MILLIONS EXCEPT PER SHARE INFORMATION)
   NET SALES                                                               $     8,408          EURO 8,531        EURO 12,974
   Cost of sales                                                                (6,272)             (6,364)            (9,275)
                                                                           -----------          ----------        -----------
   GROSS MARGIN                                                                  2,136               2,167              3,699
                                                                           -----------          ----------        -----------
   Administrative and selling expenses                                          (1,524)             (1,546)            (1,982)
   R&D costs                                                                    (1,125)             (1,141)            (1,495)
                                                                           -----------          ----------        -----------
   INCOME (LOSS) FROM OPERATIONS                                      (3)         (513)               (520)               222
                                                                           -----------          ----------        -----------
   Financial income (loss)                                            (4)         (357)               (362)            (1,175)
   Restructuring costs                                                (9)         (634)               (643)            (1,295)
   Other revenue (expense)                                            (6)         (496)               (503)               222
                                                                           -----------          ----------        -----------
   INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL AND TAXES                      (1,999)             (2,028)            (2,026)
                                                                           -----------          ----------        -----------
   Income tax                                                                      164                 166                645
   Share in net income of equity affiliates and discontinued
    operations                                                                    (117)               (119)                 1
                                                                           -----------          ----------        -----------
   CONSOLIDATED NET INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL               (1,952)             (1,981)            (1,380)
                                                                           -----------          ----------        -----------
   Amortization of goodwill                                                       (286)               (290)            (1,554)
   Minority interests                                                               (3)                 (3)                27
                                                                           -----------          ----------        -----------
   NET INCOME (LOSS)                                                            (2,241)             (2,274)            (2,907)
                                                                           ===========          ==========        ===========
   ORDINARY SHARES (A)
   BASIC EARNINGS PER SHARE                                           (8)        (1.89)              (1.92)             (2.56)
   DILUTED EARNINGS PER SHARE                                         (8)        (1.89)              (1.92)             (2.56)
   ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)
   BASIC EARNINGS PER SHARE                                           (8)        (2.04)              (2.07)              0.32
   DILUTED EARNINGS PER SHARE                                         (8)        (2.04)              (2.07)              0.32

----------
(a) Translation of amounts from euros ("EURO") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.9856 on June 28, 2002.

     The accompanying Notes are an integral part of these Unaudited Interim
                       Consolidated Financial Statements.

                            ALCATEL AND SUBSIDIARIES

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

                                                                                      JUNE 30,       JUNE 30,        DECEMBER 31,
ASSETS                                                                       NOTE     2002(a)          2002              2001
                                                                             ----   -----------     ----------       ------------
                                                                                                  (IN MILLIONS)
Goodwill, net                                                                 (9)   $     4,772     EURO 4,842        EURO 5,257
Other intangible assets, net                                                                426            432               472
                                                                                    -----------     ----------        ----------
INTANGIBLE ASSETS, NET                                                                    5,198          5,274             5,729
                                                                                    -----------     ----------        ----------
Property, plant and equipment                                                             8,569          8,694             9,698
Depreciation                                                                             (5,259)        (5,336)           (5,496)
                                                                                    -----------     ----------        ----------
PROPERTY, PLANT AND EQUIPMENT, NET                                                        3,310          3,358             4,202
                                                                                    -----------     ----------        ----------
Share in net assets of equity affiliates and net assets and liabilities
 of discontinued operations                                                   (5)           707            717               799
Other investments and miscellaneous, net                                                    867            880             1,169
                                                                                    -----------     ----------        ----------
INVESTMENTS AND OTHER NON-CURRENT ASSETS                                                  1,574          1,597             1,968
                                                                                    -----------     ----------        ----------
TOTAL FIXED ASSETS                                                                       10,082         10,229            11,899
                                                                                    -----------     ----------        ----------
INVENTORIES AND WORK IN PROGRESS                                                          3,367          3,416             4,681
                                                                                    -----------     ----------        ----------
Trade receivables and related accounts, net                                               5,279          5,357             8,105
Other accounts receivable, net                                                            5,060          5,134             6,851
                                                                                    -----------     ----------        ----------
ACCOUNTS RECEIVABLE, NET                                                                 10,339         10,491            14,956
                                                                                    -----------     ----------        ----------
Marketable securities, net                                                                  293            297               490
Cash                                                                                      4,443          4,508             4,523
                                                                                    -----------     ----------        ----------
CASH AND CASH EQUIVALENTS                                                                 4,736          4,805             5,013
                                                                                    -----------     ----------        ----------
TOTAL CURRENT ASSETS                                                                     18,442         18,712            24,650
                                                                                    -----------     ----------        ----------
TOTAL ASSETS                                                                             28,524         28,941            36,549
                                                                                    ===========     ==========        ==========

----------
(a) Translation of amounts from euros ("EURO") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.9856 on June 28, 2002.

     The accompanying Notes are an integral part of these Unaudited Interim
                       Consolidated Financial Statements.

                            ALCATEL AND SUBSIDIARIES

                                                                        JUNE 30, 2002        JUNE 30, 2002      DECEMBER 31, 2001
                                                                      ----------------       -------------      -----------------
                                                                            AFTER                AFTER                AFTER
LIABILITIES AND SHAREHOLDERS' EQUITY                           NOTE   APPROPRIATION(a)       APPROPRIATION        APPROPRIATION
                                                               ----   ----------------       -------------      -----------------
                                                                                             (IN MILLIONS)
Capital stock (Euro 2 nominal value: 1,224,045,770 class A
  shares and 25,515,100 class O shares issued at June 30,
  2002, 1,213,023,559 class A shares and 16,500,000 class O
  shares at June 30, 2001; and 1,215,254,797 class A shares
  and 25,515,000 class O shares at December 31, 2001)                    $     2,463           EURO 2,499           EURO 2,481
Additional paid-in capital                                                     9,435                9,573                9,565
Retained earnings                                                               (304)                (308)                (389)
Cumulative translation adjustment                                               (164)                (166)                (185)
Net income                                                                    (2,241)              (2,274)                  --
Less treasury stock at cost                                                   (1,709)              (1,734)              (1,842)
                                                                         -----------           ----------           ----------
SHAREHOLDERS' EQUITY                                            (10)           7,481                7,590                9,630
                                                                         -----------           ----------           ----------
MINORITY INTERESTS                                                               120                  122                  219
                                                                         -----------           ----------           ----------
Accrued pension and retirement obligations                                     1,027                1,042                1,120
Other reserves                                                  (11)           3,900                3,957                4,154
                                                                         -----------           ----------           ----------
TOTAL RESERVES FOR LIABILITIES AND CHARGES                                     4,927                4,999                5,274
                                                                         -----------           ----------           ----------
Bonds and notes issued                                          (12)           5,333                5,411                5,969
Other borrowings                                                                 649                  658                1,706
                                                                         -----------           ----------           ----------
TOTAL FINANCIAL DEBT                                                           5,982                6,069                7,675
                                                                         -----------           ----------           ----------
(OF WHICH MEDIUM AND LONG TERM PORTION)
Customers' deposits and advances                                               1,485                1,507                1,693
Trade payables and related accounts                                            4,136                4,197                5,080
Debts linked to bank activity                                                    626                  635                  660
Other payables                                                                 3,767                3,822                6,318
                                                                         -----------           ----------           ----------
TOTAL OTHER LIABILITIES                                                       10,014               10,161               13,751
                                                                         -----------           ----------           ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    28,524               28,941               36,549
                                                                         ===========           ==========           ==========

----------
(a) Translation of amounts from euros ("EURO") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.9856 on June 28, 2002.

     The accompanying Notes are an integral part of these Unaudited Interim
                       Consolidated Financial Statements.

                            ALCATEL AND SUBSIDIARIES

             UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              SIX MONTH PERIODS ENDED
                                                                                  -----------------------------------------------
                                                                                    JUNE 30,          JUNE 30,          JUNE 30,
                                                                                    2002(a)             2002              2001
                                                                                  -----------       -----------       -----------
                                                                                                   (IN MILLIONS)
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)                                                                 $    (2,241)      EURO (2,274)      EURO (2,907)
Minority interests                                                                          3                 3               (27)
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
- Depreciation and amortization, net                                                      543               551               671
- Amortization of goodwill and purchased R&D*                                             286               290             1,554
- Changes in reserves for pension obligations, net                                          9                 9                43
- Changes in other reserves, net                                                          646               655             1,625
- Net (gain) loss on disposal of non-current assets                                      (193)             (196)             (581)
- Share in net income of equity affiliates and discontinued operations (net of            146               148                55
   dividends received)
                                                                                  -----------       -----------       -----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING
 CAPITAL                                                                                 (802)             (814)              433
                                                                                  -----------       -----------       -----------
Net change in current assets and liabilities:
- Decrease (increase) in accounts receivable                                            3,109             3,155              (565)
- Decrease (increase) in inventories                                                      900               913              (824)
- Increase (decrease) in accounts payable and accrued expenses                         (2,057)           (2,087)             (435)
                                                                                  -----------       -----------       -----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                        1,150             1,167            (1,391)
                                                                                  -----------       -----------       -----------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                                                    179               182                92
Capital expenditures                                                                     (296)             (300)             (931)
Decrease (increase) in loans                                                               80                81              (164)
Cash expenditures for acquisition of consolidated companies, net of cash
   acquired, and for acquisition of unconsolidated companies                             (126)             (128)             (113)
Cash proceeds from sale of previously consolidated companies, net of cash sold,
   and from sale of unconsolidated companies                                              281               285             2,212
                                                                                  -----------       -----------       -----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                 118               120             1,096
                                                                                  -----------       -----------       -----------
NET CASH FLOW AFTER INVESTMENT                                                          1,268             1,287              (295)
CASH FLOW FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                                 (1,209)           (1,226)            1,259
Proceeds from issuance of long-term debt                                                   --                --                --
Proceeds from issuance of shares                                                            8                 8                 7
Dividends paid                                                                           (198)             (201)             (556)
                                                                                  -----------       -----------       -----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                       (1,399)           (1,419)              710
                                                                                  -----------       -----------       -----------
Net effect of exchange rate changes                                                       (75)              (76)              (26)
NET INCREASE (DECREASE) IN MARKETABLE SECURITIES AND CASH                                (205)             (208)              389
                                                                                  -----------       -----------       -----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                        4,941             5,013             3,060
                                                                                  -----------       -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              4,736             4,805             3,449
                                                                                  ===========       ===========       ===========

----------
(a) Translation of amounts from euros ("EURO") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.9856 on June 28, 2002.

* of which exceptional amortization of goodwill and acquired technologies relating to Alcatel Internetworking Inc.: EURO 1,277 million and EURO 74 million respectively for the first half 2001.

     The accompanying Notes are an integral part of these Unaudited Interim
                       Consolidated Financial Statements.

                            ALCATEL AND SUBSIDIARIES

  UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         EXCHANGEABLE                      TREASURY
                     NUMBER        NUMBER                                   SHARES                           STOCK
                   OF SHARES     OF SHARES           ADDITIONAL             ALCATEL    CUMULATIVE  NET      OWNED BY
                  OUTSTANDING   OUTSTANDING  CAPITAL  PAID-IN   RETAINED   NETWORKS   TRANSLATION INCOME  CONSOLIDATED SHAREHOLDERS'
                    CLASS A       CLASS O     STOCK   CAPITAL   EARNINGS     CORP.     ADJUSTMENT (LOSS)  SUBSIDIARIES    EQUITY
                 -------------  ----------   ------  ---------  -------- ------------ ------------------  ------------ -------------
                                       (IN MILLIONS OF EUROS, EXCEPT FOR NUMBER OF SHARES OUTSTANDING)
BALANCE AT
DECEMBER 31, 2000
AFTER
 APPROPRIATION   1,133,273,501   16,500,000    2,457     9,558     2,502      2,217       (350)       --     (2,023)     14,361
                 -------------   ----------    -----     -----    ------     ------       ----    ------     ------      ------
Capital increase
 linked to the
 acquisition of
 Kymata              2,200,000    9,015,000       22        72                                                               94
Other capital
 increase              844,112                     2        11                                                               13
Exchangeable
 shares
 Alcatel
 Networks
 Corporation                                                       1,394     (1,394)                                         --
Acquisition
 of Kymata                                                 (76)                                                             (76)
Net change in
 O shares
 treasury
 stock owned
 by consolidated
 subsidiaries                       (11,655)                         (10)                                                   (10)
Net change in
 A shares
 treasury
 stock owned
 by consolidated
 subsidiaries       10,505,542                                        93                                        181         274
Other adjustment                                                     (31)                                                   (31)
Translation
 adjustment                                                                                165                              165
Net income
 (loss)                                                                                           (4,963)                (4,963)
Appropriation
 of net income                                                    (5,160)                          4,963                   (197)
                 -------------   ----------    -----     -----    ------     ------       ----    ------     ------      ------
BALANCE AT
 DECEMBER 31,
 2001
AFTER
 APPROPRIATION   1,146,823,155   25,503,345    2,481     9,565    (1,212)       823       (185)       --     (1,842)      9,630
                 -------------   ----------    -----     -----    ------     ------       ----    ------     ------      ------
Capital increase
 linked to the
 acquisition
 of Astral Point     8,783,396                    18       126                                                              144
Other capital
 increase                7,577          100                  8                                                                8
Exchangeable
 shares Alcatel
 Networks
 Corporation                                                         202       (202)                                         --
Acquisition of
 Astral Point                                             (126)      (30)                                                  (156)
Net change in
 A shares
 treasury stock
 owned by
 consolidated
 subsidiaries        5,801,297                                        (7)                                       108         101
Other
 adjustment*                                                         118                                                    118
Translation
 adjustment                                                                                 19                               19
Net income
 (loss)                                                                                           (2,274)                (2,274)
                 -------------   ----------    -----     -----    ------     ------       ----    ------     ------      ------
BALANCE AT
 JUNE 30, 2002   1,161,415,425   25,503,445    2,499     9,573      (929)       621       (166)   (2,274)    (1,734)      7,590
                 -------------   ----------    -----     -----    ------     ------       ----    ------     ------      ------

----------

* Relating mainly to the reversal in equity of excess reserves booked in the opening balance sheets of companies acquired according to the "pooling of interest" accounting stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02) and from the implementation as of January 1, 2002 of the regulation n(degree)00-06 (regulation on liabilities) approved by The "Comite de Reglementation Comptable".

     The accompanying Notes are an integral part of these Unaudited Interim
                       Consolidated Financial Statements.

                            ALCATEL AND SUBSIDIARIES
          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF ACCOUNTING POLICIES

     The interim consolidated financial statements of Alcatel and its consolidated subsidiaries (the "Group") are presented in accordance with the Conseil National de la Comptabilite (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, Alcatel has applied the regulation n(degree)00-06 (regulation on liabilities) approved by the "Comite de Reglementation Comptable".

a)     SEASONAL NATURE OF ACTIVITY

     Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This trend varies each year. Pursuant to the Conseil National de la Comptabilite recommendation of March 1999, these seasonal net sales are accounted for under the same rules as year end net sales ; sales are recorded in the period in which they are effected.

b)     INCOME TAX

     For interim financial statements, the income tax charge is calculated for each company or fiscal group by applying the estimated effective annual tax rate to the net income for the period.

     Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

c)     CHANGE IN ACCOUNTING POLICY

     The implementation of regulation n(degree)00.06 as of January 1, 2002 had no significant impact on the opening shareholders' equity.

NOTE 2
CHANGE IN CONSOLIDATED COMPANIES

     The main changes in the consolidated companies for the first six months of 2002 are as follows :

     - At the end of December 2001, Platinum Equity and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel's European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

     - Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for 9 million Alcatel Class A shares, of which a majority were represented by Class A American Depositary Shares, for an acquisition price of EURO 144 million. This company is consolidated from April 1, 2002.

     - Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel's microelectronic activities to STMicroelectronics for EURO 390 million. As part of this transaction, the two companies intend To cooperate in the joint development of DSL chip-sets that also be made available to the open market. The disposal was completed at the end of June 2002.

     The main changes in the consolidated companies for the year 2001 are as follows:

     - Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel's stake in Alstom amounted to 5.7%.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

     - In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at EURO 27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June
          30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

     - In June 2001, Thomson multimedia and Alcatel signed a memorandum of understanding for the transfer of Alcatel's DSL modem activity to Thomson multimedia. This activity is no longer consolidated in Alcatel's accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in "other revenue (expense)".

     - In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was EURO 795 million, paid half in cash and half in Thales shares. After this transactioN, Alcatel's stake in Thales decreased from 25.29% to 20.03%.

     - Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to EURO 95 million. This company is consolidated from the end of September 2001.

     - In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

     In order to make comparisons easier, unaudited on a like basis income statements are presented to take into account significant changes in Alcatel consolidated companies since June 30, 2001:

     - the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001),

     - European enterprise distribution activities have been booked in income of discontinued operations for 2001,

     - Microelectronics activities have been booked in income of discontinued operations for 2001.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                                     SIX MONTHS ENDED JUNE 30,
                                                                                                  ------------------------------
                                                                                                                       2001 ON A
                                                                                                   2002               LIKE BASIS
                                                                                                  ------              ---- ------
                                                                                                  (IN MILLIONS OF EUROS EXCEPT
                                                                                                        PER SHARE AMOUNTS)
Net sales                                                                                          8,531                  12,154
Cost of sales                                                                                     (6,364)                 (8,631)
                                                                                                  ------                  ------
GROSS MARGIN                                                                                       2,167                   3,523
                                                                                                  ------                  ------
Administrative and selling expenses                                                               (1,546)                 (1,774)
R&D costs                                                                                         (1,141)                 (1,453)
                                                                                                  ------                  ------
INCOME (LOSS) FROM OPERATIONS                                                                       (520)                    296
                                                                                                  ------                  ------
Financial income (loss)                                                                             (362)                 (1,165)
Restructuring costs                                                                                 (643)                 (1,235)
Other revenue (expense)                                                                             (503)                    222
                                                                                                  ------                  ------
INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL AND TAXES                                           (2,028)                 (1,882)
                                                                                                  ------                  ------
Income tax                                                                                           166                     648
Share in net income of equity affiliates                                                            (119)                   (147)
                                                                                                  ------                  ------
CONSOLIDATED NET INCOME (LOSS) BEFORE AMORTIZATION OF GOODWILL                                    (1,981)                 (1,381)
                                                                                                  ------                  ------
Amortization of goodwill                                                                            (290)                 (1,553)
Minority interests                                                                                    (3)                     27
                                                                                                  ------                  ------
NET INCOME (LOSS)                                                                                 (2,274)                 (2,907)
                                                                                                  ------                  ------
ORDINARY SHARES (A)
BASIC EARNINGS PER SHARE                                                                           (1.92)                  (2.56)
DILUTED EARNINGS PER SHARE                                                                         (1.92)                  (2.56)
                                                                                                  ------                  ------
ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)
BASIC EARNINGS PER SHARE                                                                           (2.07)                   0.32
DILUTED EARNINGS PER SHARE                                                                         (2.07)                   0.32
                                                                                                  ------                  ------

NOTE 3
INFORMATION BY BUSINESS SEGMENT AND BY GEOGRAPHICAL AREA

A)     INFORMATION BY BUSINESS SEGMENT

     The tables below break down information by business segment:

     - Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

     - Optics: terrestrial and submarine transmission, optronics, optical fiber.

     -    E-business: PBX, corporate networking.

     - Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

     - Other: includes miscellaneous businesses outside Alcatel's core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

     The reporting segment follows the same accounting policies used for the company's consolidated financial statements and described in the summary of significant accounting policies. Profit and loss for each reportable segment is measured using "income from operations".

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1)     NET SALES

                                            SIX MONTHS ENDED JUNE 30,
                                          ----------------------------
                                                            2001 ON A
                                           2002             LIKE BASIS
                                          ------            ----------
                                             (IN MILLIONS OF EUROS)
Carrier Networking                         4,054                 5,782
Optics                                     2,059                 3,897
E-business                                 1,194                 1,108
Space and Components                       1,450                 1,860
Other and eliminations                      (226)                 (493)
                                           -----                ------
TOTAL GROUP                                8,531                12,154
                                           =====                ======

2)     INCOME (LOSS) FROM OPERATIONS

                                         SIX MONTHS ENDED JUNE 30,
                                         -------------------------
                                                        2001 ON A
                                          2002         LIKE BASIS
                                         -----         ----------
                                          (IN MILLIONS OF EUROS)
Carrier Networking                         (95)                40
Optics                                    (329)               406
E-business                                 (46)              (309)
Space and Components                        46                124
Other and eliminations                     (96)                35
                                          ----               ----
TOTAL GROUP                               (520)               296
                                          ====               ====

     For 2001 and 2002, due to their unusual amounts, reserves on assets (mainly reserves for receivables), and costs linked to the cessation or disposal of activities have been reclassified under the line "other income and expenses" (see Note 6).

b)     INFORMATION BY GEOGRAPHICAL SEGMENT

                                                              REST OF                UNITED STATES      REST OF
                                    FRANCE      GERMANY        EUROPE       ASIA       OF AMERICA        WORLD       CONSOLIDATED
                                    ------      -------       -------       ----     -------------      -------      ------------
                                                                       (IN MILLIONS OF EUROS)
JUNE 30, 2002
NET SALES
- by subsidiary location             2,951          808         1,682         805         1,517             768            8,531
- by geographical market             1,165          666         2,318       1,510         1,497           1,375            8,531
JUNE 30, 2001 ON A LIKE BASIS
NET SALES
- by subsidiary location             3,563        1,053         2,311         889         2,833           1,505           12,154
- by geographical market             1,804          825         2,993       1,551         2,670           2,311           12,154

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4
FINANCIAL INCOME (LOSS)

                                                                                SIX MONTHS ENDED JUNE 30,
                                                                               --------------------------
                                                                               2002                 2001
                                                                               ----                 ----
                                                                                (IN MILLIONS OF EUROS)
Net interest (expense) income                                                   (86)                 (130)
Dividends                                                                         9                    27
Provisions for depreciation of investments(a)                                  (184)                 (984)
Net exchange gain (loss)                                                        (55)                  (92)
Financial component of the pension costs                                        (26)                  (12)
Other financial items (net)                                                     (20)                   16
                                                                               ----                ------
FINANCIAL INCOME (LOSS)                                                        (362)               (1,175)
                                                                               ====                ======

----------
(a) of which : -- EURO (80) million of depreciation concerning the assets held on the Globalstar activities for the first half 2001.

     - EURO (118) and (18) million, respectively, for reserves to cover guarantees and customers credits for the first half 2002 and the first half 2001.

     - EURO (820) million of reserve taken in conjunction with financial investments for the first half 2001.

NOTE 5
EQUITY AFFILIATES AND DISCONTINUED OPERATIONS

                                                                            SIX MONTHS ENDED JUNE 30
                                                                            ------------------------
INCOME STATEMENT                                                              2002             2001
                                                                              ----             ----
                                                                             (IN MILLIONS OF EUROS)
Share in net income of equity affiliates*                                       (87)              1
Income of discontinued or disposed operations                                   (32)             --
                                                                               ----              --
TOTAL                                                                          (119)              1
                                                                               ----              --

----------
* For the first half 2002, EURO (79) million related to the actual share in net income of Thales since an estimated figure had beeN included in the 2001 full year results. From January 1, 2002, share in net income of Thales is taken into account only after the publication of their financial statements.

                                                                             SIX MONTHS ENDED JUNE 30
                                                                             ------------------------
BALANCE SHEET                                                                2002              2001
-------------                                                                ----              ----
                                                                              (IN MILLIONS OF EUROS)
Share in net assets of equity affiliates                                      717               1,076
Assets and liabilities of discontinued operations, net**                       --                  --
                                                                              ---               -----
TOTAL                                                                         717               1,076
                                                                              ---               -----

----------
**   Discontinued operations are described in note 2.

     The income statement of discontinued or disposed operations for the first half 2002 is as follows:

                                                             SIX MONTHS ENDED
                                                               JUNE 30, 2002
                                                             ----------------
                                                             (IN MILLIONS OF
                                                                   EUROS)
Net sales                                                             318
Costs of sales                                                       (257)
GROSS MARGIN                                                           61
Administrative and selling expenses                                   (82)
INCOME (LOSS) FROM OPERATIONS                                         (21)
                                                                     ----
NET INCOME (LOSS)                                                     (32)
                                                                     ----

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6
OTHER REVENUE (EXPENSE)

                                                                                            SIX MONTHS ENDED JUNE 30,
                                                                                            -------------------------
                                                                                            2002               2001
                                                                                            ----               ----
                                                                                             (IN MILLIONS OF EUROS)
        Net capital gains on disposal of tangible assets                                     (30)                 24
        Net capital gains on disposal of shares*                                             226                 557
                                                                                            ----                ----
        NET CAPITAL GAINS ON DISPOSAL OF FIXED ASSETS                                        196                 581
                                                                                            ----                ----
        Write off of trade receivables and inventories**                                    (459)                (76)
        Write off of other assets                                                            (92)                (21)
        Cost linked to the termination or disposal of activities ***                          (9)                (85)
        Other financial revenue (expense)                                                    (10)                (90)
        Other                                                                               (129)                (87)
                                                                                            ----                ----
        OTHER REVENUE (EXPENSE)                                                             (699)               (359)
                                                                                            ----                ----
        TOTAL                                                                               (503)                222
                                                                                            ====                ====

        * of which:
        - disposal of Alstom shares                                                           --               1,122
        - disposal of Vivendi, Societe Generale, Thales and Thomson Multimedia shares         24                  73
        - Nexans securities                                                                                     (637)
        - disposal of Mietec shares                                                          229                  --
        - miscellaneous                                                                      (27)                 (1)
        ** of which:
        - related to the Carrier networking segment                                          (10)                (76)
        - related to the Optic segment                                                      (449)                 --
        *** of which:
        - write off on acquired technologies                                                  (9)                (74)
        - miscellaneous                                                                       --                 (11)

NOTE 7
INCOME TAX (BENEFIT) CHARGE

                                                                               SIX MONTHS ENDED JUNE 30,
                                                                               -------------------------
                                                                                2002               2001
                                                                               -----               -----
                                                                                 (IN MILLIONS OF EUROS)
                     Current income tax (benefit) charge                        (314)               163
                     Deferred income tax charge (credit), net                    148               (808)
                                                                                ----               ----
                     INCOME TAX (BENEFIT) CHARGE                                (166)              (645)
                                                                                ====               ====

Due to the decision taken to carry-back tax losses, mainly in France, a current income tax profit has been recorded during the first half 2002 (see Note 13).

Due to income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

NOTE 8
EARNINGS PER SHARE

     The number of shares and share equivalents taken into account for basic earnings per share and diluted earnings per share are calculated in accordance with U.S. generally accepted accounting principles.

    Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

     Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

     Basic and diluted earning per share are computed for each category of share:

     -    ordinary shares: class A
     -    Alcatel Optronics tracking shares : class O

     Earnings per class O share is computed by dividing the product of (i) earnings or losses of the Optronics Division and (ii) the percentage of economic interest in the Optronics Division, by the weighted average number of class O shares and share equivalents if any outstanding during the period.

     The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. On the date on which the Class O shares were issued the percentage was 17.39.

     The economic interest (the tracked percentage) for first half 2001 amounted to 16.81%.

     Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in September 2001, the economic interest was adjusted. The total number of notional O shares deemed outstanding increased:

     -    by the number of new O shares issued, i.e. 9,015,000 shares, and
     - by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: EURO
          6.9060 and class A share: EURO 14.7750), i.e. 4,706,777 O share equivalents.

     After the transaction, the total number of notional O shares deemed outstanding represented 108,596,777 shares.

     During the first half 2002, 100 class O shares were issued.

     The economic interest (the tracked percentage) for first half 2002 amounts to 23.5% (25,515,100 / 108,596,877). The non-tracked percentage amounts to 76.5%.

     The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

     The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

                                          CLASS A SHARE                                            CLASS O SHARE
                  --------------------------------------------------------- --------------------------------------------------------
SIX MONTHS ENDED        NET INCOME                                              NET INCOME
JUNE 30, 2002     (IN MILLION OF EUROS)  NUMBER OF SHARES  PER SHARE AMOUNT (IN MILLION OF EUROS) NUMBER OF SHARES  PER SHARE AMOUNT
-------------     ---------------------  ----------------  ---------------- --------------------- ----------------  ----------------
Basic
 earnings per
 share                     (2,221)         1,155,644,738     EURO (1.92)          (52.8)             25,503,396       EURO (2.07)
Stock option
 plans                         --                     --             --              --                      --               --
                           ------          -------------     ----------           -----              ----------       ----------
DILUTED
 EARNINGS PER
 SHARE                     (2,221)         1,155,644,738     EURO (1.92)          (52.8)             25,503,396       EURO (2.07)
                           ------          -------------     ----------           -----              ----------       ----------

CLASS A SHARE:

The earnings per share computation takes into account that the consolidated subsidiaries owned 63,925,410 shares and no share equivalents.

CLASS O SHARE:

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The earnings per share computation takes into account that the consolidated subsidiaries owned 11,655 shares and no share equivalents.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                       CLASS A SHARE                                              CLASS O SHARE
                 ------------------------------------------------------ -----------------------------------------------------------
SIX MONTHS ENDED        NET INCOME                                               NET INCOME
JUNE 30, 2001    (IN MILLIONS OF EUROS) NUMBER OF SHARES PER SHARE AMOUNT (IN MILLIONS OF EUROS) NUMBER OF SHARES  PER SHARE AMOUNT
-------------    ---------------------- ---------------- ---------------- ---------------------- ----------------  ----------------
Basic
earnings per
 share                (2,912)             1,136,951,460    EURO (2.56)             5.2           16,367,425           EURO 0.32
                      ------              -------------    ----------              ---           ----------           ---------
DILUTED
EARNINGS PER
 SHARE                (2,912)             1,136,951,460    EURO (2.56)             5.2           16,367,425           EURO 0.32
                      ------              -------------    ----------              ---           ----------           ---------

CLASS A SHARE:

The earnings per share computation takes into account that the consolidated subsidiaries owned 75,771,710 shares and no share equivalents.

CLASS O SHARE:

The earnings per share computation takes into account that the consolidated subsidiaries owned 132,575 shares and no share equivalents.

NOTE 9
GOODWILL, NET

                                                                                                                       DECEMBER 31,
ACQUISITIONS                                                                        JUNE 30, 2002                          2001
                                                                        -----------------------------------------      -----------
                                                                        GROSS           CUMULATIVE
                                                                        VALUE          AMORTIZATION          NET             NET
                                                                        ------         ------------          ----      -----------
                                                                                         (IN MILLIONS OF EUROS)
CFA *                                                                    3,614            (2,180)           1,434          1,525
Telettra                                                                 1,703            (1,258)             445            466
"Optical fibers" and "submarine" activities                                328              (107)             221            230
Alcatel Submarine Networks Tel                                             927              (754)             173            187
Alcatel Network Systems Inc.                                               668              (471)             197            235
Alcatel Space                                                            1,148              (149)             999          1,027
Thales (ex Thomson-CSF)                                                    427               (95)             332            343
Xylan / Packet Engine                                                    1,485              (964)             521            610
Assured Access                                                             301              (301)              --             --
Internet Devices                                                           137              (137)              --             --
Innovative Fibers                                                          126              (126)              --             56
Others                                                                   1,091              (571)             520            578
                                                                        ------            ------            -----          -----
TOTAL                                                                   11,955            (7,113)           4,842          5,257
                                                                        ------            ------            -----          -----

----------
* The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation's subsidiaries in the 1990s.

     The acquisition of Astral Point during the first half 2002 was financed with a capital increase, which is why EURO 156 million, representing the difference between the acquisition price and the corresponding net value of the assets and liabilities, was charged to equity.

     The acquisition of Kymata in September 2001 was financed with a capital increase, which is why EURO 76 million, representing the difference between the acquisition price and the corresponding net value of the assets and liabilities, was charged to equity.

     Goodwill of EURO 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the 49% stake in Alcatel Space held by Thales. The disposal of Thales shares in payment of the buy-back of the minority interest in Alcatel Space implied a reduction of the gross value of the goodwill on Thales of EURO 305 million.

     In November 2001, the disposal of 7 million Thales shares implied a decrease of the goodwill of EURO 126 million.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/Packet Engine, Assured Access and Internet Devices ( EURO 848 million, EURO 297 million and EURO 136 million respectivelY).

     An exceptional write-off of goodwill of EURO 70 million was booked for the fourth quarter 2001 and EURO 53 million for the second quarter 2002 relating to the goodwill of Innovative Fibers.

NOTE 10
SHAREHOLDERS' EQUITY

DIVIDENDS

     The annual shareholders' meeting of April 18, 2002 set the net dividend per A share at EURO 0.16 before tax credit and at EURO 0.10 per O share before tax credit. Dividends were paid on April 23, 2002.

NOTE 11
OTHER RESERVES

a)   BALANCE AT CLOSING

                                                                      JUNE 30,      DECEMBER 31,
                                                                        2002            2001
                                                                      --------      ------------
                                                                       (IN MILLIONS OF EUROS)
                         Reserves for product sales                     1,689           1,818
                         Reserves for restructuring                       929           1,113
                         Other reserves                                 1,339           1,223
                                                                        -----           -----
                         TOTAL                                          3,957           4,154
                                                                        =====           =====

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b)   EVOLUTION DURING THE FIRST HALF 2002

                                                                                                  CHANGE IN
                                                                                                 CONSOLIDATED
                                         31/12/01      APPROPRIATION       USED     REVERSALS      COMPANIES     OTHER     30/06/02
                                         --------      -------------      -----     ---------    ------------    -----     --------
                                                                        (IN MILLIONS OF EUROS)
Reserves for product sales                  1,818              498         (302)       (220)        (47)         (58)       1,689
Reserves for restructuring                  1,113              448         (466)        (13)        (39)        (115)         929
Other reserves                              1,223              321         (139)        (50)         26          (41)       1,339
                                            -----            -----         ----        ----         ---         ----        -----
TOTAL                                       4,154            1,267         (907)       (283)        (60)        (214)       3,957
                                            =====            =====         ====        ====         ===         ====        =====
Effect on the profit & loss statement :
- income from operations                                      (468)         331         220
- financial income                                            (141)          89          15
- restructuring costs                                         (448)         466          13
- other revenue (expense)                                     (210)          10          31
- taxes                                                         --           11           4
                                                            ------          ---         ---
TOTAL                                                       (1,267)         907         283
                                                            ======          ===         ===

C)     ANALYSIS OF RESERVES FOR RESTRUCTURING

                                                                                             JUNE 30,      DECEMBER 31,
                                                                                               2002            2001
                                                                                             --------      ------------
                                                                                               (IN MILLIONS OF EUROS)
                     OPENING BALANCE                                                           1,113             442
                     Expensed during period                                                     (466)           (665)
                     New plans and adjustments to previous estimates*                            435           1,389
                     Effect of acquisition (disposal) of consolidated subsidiaries               (39)            (62)

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                         JUNE 30,      DECEMBER 31,
                                                                                           2002           2001
                                                                                         --------      ------------
                                                                                          (IN MILLIONS OF EUROS)
                 Currency translation adjustments and others                               (114)              9
                 CLOSING BALANCE                                                            929           1,113
                                                                                           ====           =====

----------
* The effect of new plans and adjustments to previous estimates as well as reserves on assets relating to these plans are taken into account in the restructuring costs.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     For 2001, appropriation of restructuring reserves concern mainly:

     - Costs relating to outsourcing of Alcatel's GSM handsets to Flextronics (the EURO (87) million receivable as of December 31, 2001 from disposal of inventories to Flextronics is registered under the line "other accounts receivables").

     - Costs linked to restructuring in the U.S., of which severance costs and asset write-offs.

     -    Closing costs of the factory of Saft in Tijuana, Mexico.

     - Costs relating to the announced reorganizations in the optics activities.

     -    Costs linked to restructuring in European activities.

     For the first half 2002, appropriation of restructuring reserves concern mainly:

     - Costs linked to the continuation of restructuring in the U.S (carrier networking activities).

     - Costs linked to the continuation of layoffs in European activities (carrier networking activities).

     - Costs linked to restructuring in optics activities, mainly optronics and optical fiber.

NOTE 12
FINANCIAL DEBT

a)   OTHER BONDS AND NOTES

     The main changes for 2001 are as follows:

     - Issuance by Alcatel, on December 7, 2001, of EURO 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

     - Issuance by Alcatel, on December 3, 2001, of an additional section of EURO 120 million to the EURO 1 billion bonds issued iN February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

     - Issuance of 40 million (Singapore dollars) in bonds ( EURO 25 million) bearing interest at a 4% rate and maturing in October 11, 2004.

     - Repayment, on October 31, 2001, of Yen 2 billion ( EURO 18 million) on the Yen 30 billion bonds ( EURO 280 million) issued By Alcatel in March 2000 and maturing on March 20, 2002.

     - Repayment, on December 20, 2001, of EURO 285 million on EURO 600 million in bonds with a floating rate (Eonia + 24 basis poInts) issued by Alcatel in June 20, 2000 and maturing on June 20, 2002.

     During the first half 2002, Alcatel repaid the two following bonds at their maturity dates:

     - repayment on March 20, 2002, of the residual Yen 28 billion ( EURO 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

     - repayment on June 20, 2002, of the residual EURO 315 million on EURO 600 million in bonds with a floating rate issued by AlCatel in June 2000.

b)   EFFECT OF THE LONG TERM DEBT DOWNGRADE OF THE GROUP

     The impact of the rating downgrade, which took place on July 9, 2002 (Moody's) and July 12, 2002 (Standard & Poor's), would be limited since rating trigger clauses contained in previous loan back-up lines were removed in April and May 2002, when a new credit facility and the renewal of the SVF Trust Program were negotiated.

     A long term debt rating downgrade could only have a potential impact on two guarantees extended in 1998 and 2001 to bank pools in order to secure customer financing for EURO 215 million (see note 13-a). A downgrade could require Alcatel to become the new lender for outstanding loans and future drawdowns made by the customers, up to EURO 215 million, which is the maximum amount of the guaranty. Alcatel plans to enter into negotiations in order to avoid such an impact.

NOTE 13
DISCLOSURE RELATED TO OFF BALANCE SHEET COMMITMENTS

a)   OFF BALANCE SHEET COMMITMENTS

     Off-balance sheet commitments of Alcatel Group are primarily as follows:

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - certain commitments given to customers for the value of the contract (contract performance bonds, guarantees on advances received etc);

     - maximum intra-day bank overdraft allowed by Group subsidiaries under cash pooling agreement;

     - guarantees given under securitization programs or sale of receivables (See description below);

     - guarantees given to banking establishments to secure customer financing ( EURO 215 million as of June 30, 2002).

     Alcatel does not rely on special purpose entities to deconsolidate risks.

b)   SVF TRUST PROGRAM

     In 1999, Alcatel entered into a securitization agreement to arrange for the sale, on a revolving basis, of vendor financing loans to a U.S. independent entity "SVF 1999 -- A trust". This agreement was amended and restated in June 2000 and further amended in May 2002.

     The main provisions of the newly amended program are as follows:

     - Alcatel has the right to sell some vendor finance receivables and commitments to the program for a period of two years from 14 May, 2002 on a revolving basis. The program is expected to be fully repaid at the end of the fifth year from 14 May, 2002. 60% of the program is scheduled to amortize ratably during the third, fourth and fifth years. To the extent that the actual amortization is less than the scheduled amortization Alcatel will guarantee the difference.

     - The program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Non-renewal of the liquidity facility would terminate the ability of Alcatel to sell receivables into the program. However in the event that the banks do not elect to renew the facility, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program, which would result in an increased cost of funds.

     - The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million.

     - Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation was 10 % at the end of June 2002. Due to the downgrading of Alcatel's long term debt at the beginning of July, the over-collateralisation will be 15% in the future, which means that Alcatel will receive 85% of the face value of the receivables which it sells in cash and the remaining 15% is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level is required to be completed by 23 August 2002, otherwise, the revolving period of the program will end on such date. The transition may be achieved either by selling additional receivables at a maximum advance rate of 60% or by making a cash deposit to the program, which would constitute a fully subordinated receivable.

     - The program provides for various Alcatel guarantees, the principal ones being:

          - A first loss guarantee up to 30% of the funded portion of the program,

          - Two portfolio diversification guarantees. Alcatel's guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

          - A political risk guarantee which covers all receivables, with some exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

          - Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          - The program provides for certain early termination events. These include a breach of financial covenants. The financial covenants in question are identical to those defined in Alcatel's EURO 2.1 billion syndicated bank facility entered into ApriL 2002. These covenants will be tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Summarized balance sheet of SVF Trust as of June 30, 2002 (in USD million):

       Outstanding principal amount of receivables  1,060   Deferred purchase price Trust A Notes Certificates       48
                                                            of Beneficial interest                                  969
                                                                                                                     43
                                                    -----                                                         -----
       TOTAL ASSETS                                 1,060   TOTAL LIABILITIES AND BENEFICIARY EQUITY              1,060

     Alcatel Group does not own any interest in this Trust. Securitization of receivables amount as of June 30, 2002, USD 1,060 million (USD 700 million as of December 31, 2001 and USD 383 million as of June 30, 2001).

     The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel's consolidated financial statements and amounts to USD 48 million as of June 30, 2002.

c)   SECURITIZATION OF FINANCIAL RECEIVABLES

     On May 31, 2002, Alcatel signed a EURO 480 million securitization program (the "Securitization") for the sale of financial receivables related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

     Alcatel is a risk participant (the "Alcatel Risk Participation") for up to 39.7% of the aggregate amount of receivables sold on a PARI PASSU basis with the other risk participants. As customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities, each capped at EURO 500 million.

     As of today, Alcatel has sold under the Securitization an aggregate of EURO 150 million of eligible receivables, and under the Alcatel Risk Participation, Alcatel covers EURO 50 million of such amount.

d)   SALE OF CARRY-BACK RECEIVABLE

     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of EURO 200 million resulting from the choice to carry-back tax losses from prior years. The cash received from this sale amounts to EURO 149 million, corresponding to the discounted value of this receivable that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. It represents a financial expense of EURO 1.2 million as of June 30, 2002.

     Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled if future law or regulations would result in a substantial change in the rights attached to the receivable sold.

NOTE 14
CONTINGENCIES

     Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

FRANCE TELECOM

     Since 1993, a legal investigation has been ongoing concerning "overbillings" which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

     In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

     In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation's procedural validity were filed with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation's papers have to be suppressed, on the other hand it rejected the major part of the motions. On May 29, 2002, the Cour de Cassation, Chambre Criminelle, rejected the " POURVOIS ", or appeals, against this decision. The investigating magistrate should close his investigation in the coming months.

DSC

     In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the "Actions") were filed against Alcatel and certain of its officers and directors, and subsequently consolidated in the United States District Court for the Eastern District of Texas, challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

     The Actions purported to be brought on behalf of two classes consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel's acquisition of DSC Communications Corporation in September 1998 and (ii) purchased Alcatel ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Alcatel ADSs between March 19, 1998 and September 17, 1998.

     The claims of first group of plaintiffs were partially dismissed by the court on November 18, 1999. As for the remainder of their complaint, a settlement in which Alcatel and the officers and directors involved in the lawsuit made no admission of wrongdoing or liability was approved by the court on December 18, 2001.

     The court dismissed the complaint of the second group of plaintiffs who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. On or about May 13, 2002, the United States Court of Appeals of the Fifth Circuit affirmed the dismissal. In the event that these plaintiffs seek a writ of certiorari from the United States Supreme Court, Alcatel intends to continue to vigorously defend the action.

CLASS A AND CLASS O SHAREHOLDERS

     Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products. These actions assert various claims under the federal securities laws and seek damages in unspecified amounts.

     The actions purport to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class O shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, and (ii) all persons who purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001.

     The actions have been filed in United States District Court, Southern District of New York, and were consolidated by order of the Court on or about September 19, 2002. Alcatel intends to defend the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

     Although it is not possible at this stage of these three cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Alcatel Group.

NOTE 15
SUBSEQUENT EVENTS

     Alcatel's short term and long term debt rating was downgraded from Baa2 to Ba1 by Moody's on July 9, 2002 and from BBB to BB+ by Standard & Poors on July 12, 2002 for its long term debt. This will result in increased financial cost and restricted access to the capital markets. Other effects relating to this downgrade are commented in notes 12b) and 13.

NOTE 16
CONSOLIDATING FINANCIAL INFORMATION

     As authorized by the shareholders of Alcatel, the board of directors issued, for the first time on October 20, 2000, Alcatel Class O shares. The dividends paid on these Alcatel Class O shares will be based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

     - Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

     - Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

     - Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

     - Alcatel Optronics UK (ex Kymata), a U.K. company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands, until June 28, 2002, date of the sale of this subsidiary to its management.

     Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements also highlight intergroup allocations of common expenses and related party transactions in separate line items.

     For each group, Alcatel attributes assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries that are included in each group.

     The combined financial statements are issued based on historical financial information and actual cost allocations between the Optronics Division and the Alcatel Group without the Optronics Division. The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

     The analysis described below outlines the key elements of the "Basic Intercompany Agreement" and the allocation methodology.

     For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups :

CASH MANAGEMENT AND ALLOCATION POLICIES

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The capital structure of the Optronics division:

     - has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained,

     - for Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation at the end of June 2000. From July 1, 2000, Alcatel Optronics USA has its own treasury and records the corresponding financial interests.

     Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

COSTS OF SALES

     Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and the amount of fixed assets and inventories for property taxes.

     Following the signature of the "Basic Intercompany Agreement" and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics Division was agreed in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

ADMINISTRATIVE & SELLING EXPENSES

     Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

RESEARCH AND DEVELOPMENT

     Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

     According to the "Basic Intercompany Agreement", Optronics shall pay to Alcatel a fixed amount of EURO 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course on long-term R&D projects.

INCOME TAX

     Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

ELIMINATIONS BETWEEN ALCATEL EXCLUDING THE OPTRONICS DIVISION AND THE OPTRONICS DIVISION

- Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division's products held by Alcatel entities outside the Optronics division has been eliminated.

- Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

- Inter-group cash flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

1)   CONSOLIDATING INCOME STATEMENTS AS OF JUNE 30, 2002

                                              ALCATEL
                                             EX-OPTRONICS    OPTRONICS                      ALCATEL
                                              DIVISION        DIVISION     ELIMINATIONS      GROUP
                                             ------------   ------------   ------------   ------------
                                                                 (IN MILLIONS OF EURO)
     External                                     8,510.4           20.6             --        8,531.0
     Inter-group transactions                        14.6           39.9          (54.5)            --
     NET SALES                                    8,525.0           60.5          (54.5)       8,531.0
                                             ------------   ------------   ------------   ------------
     EXTERNAL                                    (6,270.8)         (93.2)            --       (6,364.0)
     Inter-group allocated expenses                   1.4           (1.4)            --             --
     Inter-group transactions                       (37.9)         (16.6)          54.5             --
                                             ------------   ------------   ------------   ------------
     COST OF SALES                               (6,307.3)        (111.2)          54.5       (6,364.0)
                                             ------------   ------------   ------------   ------------
     GROSS MARGIN                                 2,217.7           50.7             --        2,167.0
                                             ------------   ------------   ------------   ------------
     External                                    (1,533.9)         (12.1)            --       (1,546.0)
     Inter-group allocated expenses                   2.1           (2.1)            --             --
     Inter-group transactions                         4.1           (4.1)            --             --
                                             ------------   ------------   ------------   ------------
     ADMINISTRATIVE AND SELLING EXPENSES         (1,527.7)         (18.3)            --       (1,546.0)
     External                                    (1,119.4)         (21.6)            --       (1,141.0)
     Inter-group allocated expenses                   3.0           (3.0)            --             --
                                             ------------   ------------   ------------   ------------
     RESEARCH & DEVELOPMENT EXPENSES             (1,116.4)         (24.6)            --       (1,141.0)
                                             ------------   ------------   ------------   ------------
     INCOME (LOSS) FROM OPERATIONS                 (426.4)         (93.6)            --         (520.0)
                                             ------------   ------------   ------------   ------------
     External                                      (361.3)          (0.7)            --         (362.0)
     Inter-group allocated expenses                   3.6           (3.6)            --             --
     Inter-group transactions                         0.6           (0.6)            --             --
                                             ------------   ------------   ------------   ------------
     FINANCIAL INCOME (LOSS)                       (357.1)          (4.9)            --         (362.0)
     Restructuring costs                           (581.0)         (62.0)            --         (643.0)
     Other revenue (expenses)                      (495.0)          (8.0)            --         (503.0)
     INCOME (LOSS) BEFORE AMORTIZATION OF
       GOODWILL AND TAXES                        (1,859.5)        (168.5)            --       (2,028.0)
                                             ------------   ------------   ------------   ------------
     External                                       166.0             --             --          166.0
     Inter-group transactions                        (0.1)           0.1             --             --
                                             ------------   ------------   ------------   ------------
     INCOME TAX                                     165.9            0.1             --          166.0
     Share in net income of equity
     affiliates                                    (119.0)            --             --         (119.0)
     CONSOLIDATED NET INCOME (LOSS) BEFORE
       AMORTIZATION OF GOODWILL                  (1,812.6)        (168.4)            --       (1,981.0)
                                             ------------   ------------   ------------   ------------
     Amortization of goodwill                      (233.7)         (56.3)            --         (290.0)
     Minority interests                              (3.0)            --             --           (3.0)
                                             ------------   ------------   ------------   ------------
     NET INCOME (LOSS)                           (2,049.3)        (224.7)            --       (2,274.0)
                                             ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2)   CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2002

                                                      ALCATEL
                                                    EX-OPTRONICS     OPTRONICS                    ALCATEL
                                                     DIVISION         DIVISION    ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                    (IN MILLIONS OF EURO)
   Goodwill, net                                         4,842.0             --             --        4,842.0
   Other intangible assets, net                            429.3            2.7             --          432.0
                                                    ------------   ------------   ------------   ------------
   INTANGIBLE ASSETS, NET                                5,271.3            2.7             --        5,274.0
   External                                              8,372.0          322.0             --        8,694.0
   Inter-group allocations                                    --             --             --             --
   Inter-group transactions                                (35.6)          35.6             --             --
                                                    ------------   ------------   ------------   ------------
   TOTAL PROPERTY, PLANT AND EQUIPMENT                   8,336.4          357.6             --        8,694.0
   External                                             (5,190.1)        (145.9)            --       (5,336.0)
   Inter-group allocations                                                   --             --             --
   Inter-group transactions                                  9.9           (9.9)            --             --
                                                    ------------   ------------   ------------   ------------
   LESS TOTAL ACCUMULATED DEPRECIATION                  (5,180.2)        (155.8)            --       (5,336.0)
                                                    ------------   ------------   ------------   ------------
   PROPERTY, PLANT AND EQUIPMENT, NET                    3,156.2          201.8             --        3,358.0
                                                    ------------   ------------   ------------   ------------
   Share in net assets of equity affiliates                717.0             --             --          717.0
   Other investments and miscellaneous, net                879.2            0.8             --          880.0
                                                    ------------   ------------   ------------   ------------
   INVESTMENTS                                           1,596.2            0.8             --        1,597.0
   TOTAL FIXED ASSETS                                   10,023.7          205.3             --       10,229.0
                                                    ------------   ------------   ------------   ------------
   TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET           3,382.2           33.8             --        3,416.0
   External                                              5,348.5            8.5             --        5,357.0
   Inter-group transactions                                 17.2            8.0          (25.2)            --
                                                    ------------   ------------   ------------   ------------
   TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS,
     NET                                                 5,365.7           16.5          (25.2)       5,357.0
                                                    ------------   ------------   ------------   ------------
                                                                                                      5,134.0
   External                                              5,084.7           49.3             --             --
   Inter-group transactions                                   --             --             --             --
                                                    ------------   ------------   ------------   ------------
   OTHER ACCOUNTS RECEIVABLE                             5,084.7           49.3             --        5,134.0
                                                    ------------   ------------   ------------   ------------
   ACCOUNTS RECEIVABLE, NET                             10,450.4           65.8          (25.2)      10,491.0
   CASH POOLING -- ALCATEL CURRENT ACCOUNT                  (7.5)           7.5             --             --
   Marketable securities, net                              297.0             --             --          297.0
   Cash                                                  4,506.8            1.2             --        4,508.0
                                                    ------------   ------------   ------------   ------------
   CASH AND CASH EQUIVALENTS                             4,796.3            8.7             --        4,805.0
                                                    ------------   ------------   ------------   ------------
   TOTAL CURRENT ASSETS                                 16,628.9          108.3          (25.2)      18,712.0
                                                    ------------   ------------   ------------   ------------
   TOTAL ASSETS                                         28,652.6          313.6          (25.2)      28,941.0
                                                    ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                              ALCATEL
                                             EX-OPTRONICS    OPTRONICS                      ALCATEL
                                               DIVISION       DIVISION     ELIMINATIONS      GROUP
                                             ------------   ------------   ------------   ------------
                                                                 (IN MILLIONS OF EURO)
     NET WORTH OF THE DIVISION/SHAREHOLDERS
       EQUITY                                     7,584.2            5.8             --        7,590.0
     Minority interests                             122.0             --             --          122.0
     Accrued pension and retirement
       obligations                                1,039.4            2.6             --        1,042.0
     Other reserves                               3,921.1           35.9             --        3,957.0
                                             ------------   ------------   ------------   ------------
     TOTAL RESERVES FOR LIABILITIES AND
       CHARGES                                    4,960.5           38.5             --        4,999.0
     Bonds and notes issued                       5,411.0             --             --        5,411.0
     Cash pooling -- Alcatel current account       (167.5)         167.5             --             --
     External                                       654.8            3.2             --          658.0
     Inter-group transactions                       (26.4)          26.4             --             --
                                             ------------   ------------   ------------   ------------
     OTHER BORROWINGS                               628.4           29.6             --          658.0
                                             ------------   ------------   ------------   ------------
     TOTAL FINANCIAL DEBT                         5,871.9          197.1             --        6,069.0
     External                                     1,506.9            0.1             --        1,507.0
     Inter-group transactions                          --             --             --             --
                                             ------------   ------------   ------------   ------------
     ADVANCES FROM CUSTOMERS                      1,506.9            0.1             --        1,507.0
     External                                     4,169.2           27.8             --        4,197.0
     Inter-group transactions                         8.0           17.2          (25.2)            --
                                             ------------   ------------   ------------   ------------
     TRADE PAYABLES AND RELATED ACCOUNTS          4,177.2           45.0          (25.2)       4,197.0
     Debt linked to the bank activity               635.0             --             --          635.0
     External                                     3,794.9           27.1             --        3,822.0
     Inter-group transactions                          --             --             --             --
                                             ------------   ------------   ------------   ------------
     OTHER PAYABLES                               3,794.9           27.1             --        3,822.0
                                             ------------   ------------   ------------   ------------
     TOTAL OTHER LIABILITIES                     10,114.0           72.2          (25.2)      10,161.0
                                             ------------   ------------   ------------   ------------
     TOTAL LIABILITIES AND NET WORTH OF
       THE DIVISION                              28,652.6          313.6          (25.2)      28,941.0
                                             ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3)   CONSOLIDATING STATEMENT OF CASH FLOWS AS OF JUNE 30, 2002

                                                                 ALCATEL
                                                               EX-OPTRONICS    OPTRONICS                      ALCATEL
                                                                 DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                               ------------   ------------   ------------   ------------
                                                                                    (IN MILLIONS OF EURO)
     CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                    (2,049.3)        (224.7)            --       (2,274.0)
     Minority interests                                                 3.0             --             --            3.0
     ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
       OPERATING ACTIVITIES:
     - Depreciation and amortization, net                             709.6          131.4             --          841.0
     External                                                         711.6          129.4             --          841.0
     Inter-group transactions                                          (2.0)           2.0             --             --
     - Changes in reserves for pension obligations, net                 9.0             --             --            9.0
     - Changes in other reserves, net                                 697.7          (42.7)            --          655.0
     - Net (gain) loss on disposal of non-current assets             (205.3)           9.3             --         (196.0)
     - Share in net income of equity affiliates                       148.0             --             --          148.0
                                                               ------------   ------------   ------------   ------------
     NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE         (687.3)        (126.7)            --         (814.0)
                                                               ------------   ------------   ------------   ------------
     CHANGES IN WORKING CAPITAL
     NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
     - Decrease (increase) in accounts receivable                   3,099.4          122.7          (67.1)       3,155.0
       External                                                     3,073.9           81.1             --        3,155.0
       Inter-group transactions                                        25.5           41.6          (67.1)            --
     - Decrease (increase) in inventories                             844.3           68.7             --          913.0
     - Increase (decrease) in accounts payable and accrued
         expenses                                                  (2,097.5)         (56.6)          67.1       (2,087.0)
       External                                                    (2,055.9)         (31.1)            --       (2,087.0)
       Inter-group transactions                                       (41.6)         (25.5)          67.1             --
                                                               ------------   ------------   ------------   ------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                      1,158.9            8.1             --        1,167.0
                                                               ------------   ------------   ------------   ------------

     CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposal of fixed assets                           181.1            0.9             --          182.0
     Capital expenditures                                            (284.4)         (15.6)            --         (300.0)
       External                                                      (290.5)          (9.5)            --         (300.0)
       Inter-group transactions                                         6.1           (6.1)            --             --
     Decrease (increase) in loans                                      81.0             --             --           81.0
     Cash expenditures for acquisition of consolidated
       companies, net of cash acquired, and for acquisition of
       unconsolidated companies                                      (127.9)          (0.1)            --         (128.0)
       External                                                      (128.0)            --             --         (128.0)
       Inter-group transactions                                         0.1           (0.1)            --             --
     Cash proceeds from sale of previously consolidated               283.2            1.8             --          285.0
     companies net of cash sold, and from sale of
     unconsolidated companies
       External                                                       283.2            1.8             --          285.0
       Inter-group transactions                                          --             --             --             --
                                                               ------------   ------------   ------------   ------------
     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                 133.0          (13.0)            --          120.0
                                                               ------------   ------------   ------------   ------------
     NET CASH FLOWS AFTER INVESTING ACTIVITIES                      1,291.9           (4.9)            --        1,287.0
                                                               ------------   ------------   ------------   ------------
     CASH FLOWS FROM FINANCING ACTIVITIES
     Increase (Decrease) in short-term debt                        (1,237.0)            11             --       (1,226.0)
     Proceeds from issuance of long-term debt                          17.6          (17.6)            --             --
     Proceeds from issuance of shares                                   8.0             --             --            8.0
       External                                                         8.0             --             --            8.0
       Inter-group transactions                                          --             --             --             --
     Funds allocated by Alcatel                                        (3.4)           3.4             --             --
     Dividends (paid)/received                                       (198.1)          (2.9)            --         (201.0)
       External                                                      (201.0)            --             --         (201.0)
       Inter-group transactions                                         2.9           (2.9)            --             --
                                                               ------------   ------------   ------------   ------------
     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES              (1,412.9)          (6.1)            --       (1,419.0)
                                                               ------------   ------------   ------------   ------------
     Net effect of exchange rate changes                              (74.8)          (1.2)            --          (76.0)
                                                               ------------   ------------   ------------   ------------
     NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (195.8)         (12.2)            --         (146.0)
                                                               ------------   ------------   ------------   ------------
     CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 4,557.1           20.9             --        4,578.0
                                                               ------------   ------------   ------------   ------------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                       4,423.3            8.7             --        4,432.0
                                                               ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4)   CONSOLIDATING INCOME STATEMENT AS OF JUNE 30, 2001

                                             ALCATEL
                                           EX-OPTRONICS     OPTRONICS                     ALCATEL
                                             DIVISION       DIVISION     ELIMINATIONS      GROUP
                                           ------------   ------------   ------------   ------------
                                                            (IN MILLIONS OF EURO)
External                                       12,914.8           59.6             --       12,974.4
Inter-group transactions                           61.2          245.9         (307.1)            --
                                           ------------   ------------   ------------   ------------
NET SALES                                      12,976.0          305.5         (307.1)      12,974.4
External                                       (9,131.2)        (143.8)            --       (9,275.0)
Inter-group allocated expenses                      0.8           (0.8)            --             --
Inter-group transactions                         (242.1)         (62.2)         304.3             --
                                           ------------   ------------   ------------   ------------
COST OF SALES                                  (9,372.5)        (206.8)         304.3       (9,275.0)
                                           ------------   ------------   ------------   ------------
GROSS PROFIT                                    3,603.5           98.7           (2.8)       3,699.4
                                           ------------   ------------   ------------   ------------
External                                       (1,974.0)          (8.0)            --       (1,982.0)
Inter-group allocated expenses                      544           (5.4)            --             --
Inter-group transactions                            6.4           (6.4)            --             --
                                           ------------   ------------   ------------   ------------
ADMINISTRATIVE AND SELLING EXPENSES            (1,962.2)         (19.8)            --       (1,982.0)
External                                       (1,472.5)         (22.8)            --       (1,495.3)
Inter-group allocated expenses                      6.1           (6.1)            --             --
                                           ------------   ------------   ------------   ------------
RESEARCH & DEVELOPMENT EXPENSES                (1,466.4)         (28.9)            --       (1,495.3)
                                           ------------   ------------   ------------   ------------
INCOME FROM OPERATIONS                            174.9           50.0           (2.8)         222.1
                                           ------------   ------------   ------------   ------------
External                                       (1,174.7)          (0.5)            --       (1,175.2)
Inter-group allocated expenses                      0.1           (0.1)            --             --
Inter-group transactions                            0.3           (0.3)            --             --
                                           ------------   ------------   ------------   ------------
FINANCIAL INCOME (LOSS)                        (1,174.3)          (0.9)            --       (1,175.2)
Restructuring costs                            (1,294.6)            --             --       (1,294.6)
Other revenue (expenses)                          222.0             --             --          222.0
INCOME BEFORE AMORTIZATION OF GOODWILL
AND TAXES                                      (2,072.0)          49.1           (2.8)      (2,025.7)
                                           ------------   ------------   ------------   ------------
External                                          645.0             --             --          645.0
Inter-group transactions                           13.8          (15.5)           1.7             --
                                           ------------   ------------   ------------   ------------
INCOME TAX                                        658.8          (15.5)           1.7          645.0
Share in net income of equity affiliates
CONSOLIDATED NET INCOME BEFORE                      1.0             --             --            1.0
  AMORTIZATION OF GOODWILL                     (1,412.2)          33.6           (1.1)      (1,379.7)
                                           ------------   ------------   ------------   ------------
Amortization of goodwill                       (1,550.9)          (3.4)            --       (1,554.3)
Minority interests                                 27.3             --             --           27.3
                                           ------------   ------------   ------------   ------------
NET INCOME                                     (2,935.8)          30.2           (1.1)      (2,906.7)
                                           ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5)   CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2001

                                                      ALCATEL
                                                    EX-OPTRONICS    OPTRONICS                      ALCATEL
                                                      DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF EURO)
   Goodwill, net                                         5,198.9           58.1             --        5,257.0
   Other intangible assets, net                            459.9           12.1             --          472.0
   INTANGIBLE ASSETS, NET                                5,658.8           70.2             --        5,729.0
   External                                              9,363.9          334.1             --        9,698.0
   Inter-group allocations                                    --             --             --             --
   Inter-group transactions                                (31.4)          31.4             --             --
   TOTAL PROPERTY, PLANT AND EQUIPMENT                   9,332.5          365.5             --        9,698.0
   External                                             (5,401.4)         (94.6)            --       (5,496.0)
   Inter-group allocations                                    --             --             --             --
   Inter-group transactions                                  8.0           (8.0)            --             --
   LESS TOTAL ACCUMULATED DEPRECIATION                  (5,393.4)        (102.6)            --       (5,496.0)
   PROPERTY, PLANT AND EQUIPMENT, NET                    3,939.1          262.9             --        4,202.0
   Share in net assets of equity affiliates                799.0             --             --          799.0
   Other investments and miscellaneous, net              1,168.2            0.8             --        1,169.0
   INVESTMENTS                                           1,967.2            0.8             --        1,968.0
                                                    ------------   ------------   ------------   ------------
   TOTAL NON-CURRENT ASSETS                             11,565.1          333.9             --       11,899.0
                                                    ------------   ------------   ------------   ------------
   TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET           4,620.6           60.4             --        4,681.0
   External                                              8,083.0           22.0             --        8,105.0
   Inter-group transactions                                 42.7           49.6          (92.3)            --
   TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET     8,125.7           71.5          (92.3)       8,105.0
   External                                              6,726.5          124.5             --        6,851.0
   Inter-group transactions                                   --             --             --             --
   OTHER ACCOUNTS RECEIVABLE                             6,726.5          124.5             --        6,851.0
   ACCOUNTS RECEIVABLE, NET                             14,852.2          196.0          (92.3)      14,956.0
                                                    ------------   ------------   ------------   ------------
   CASH POOLING -- ALCATEL CURRENT ACCOUNT                 (16.0)          16.0             --             --
   Marketable securities, net                              488.1            1.9             --          490.0
   Cash                                                  4,520.0            3.0             --        4,523.0
   CASH AND CASH EQUIVALENTS                             4,992.1           20.9             --        5,013.0
                                                    ------------   ------------   ------------   ------------
   TOTAL CURRENT ASSETS                                 24,465.0          277.3          (92.3)      24,650.0
                                                    ------------   ------------   ------------   ------------
   TOTAL ASSETS                                         36,030.1          611.2          (92.3)      36,549.0
                                                    ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                      ALCATEL
                                                    EX-OPTRONICS    OPTRONICS                      ALCATEL
                                                      DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF EURO)
   NET WORTH OF THE DIVISION/SHAREHOLDERS
     EQUITY BEFORE APPROPRIATION                         9,596.4          230.6             --        9,827.0
   MINORITY INTERESTS                                      219.0             --             --          219.0
   Accrued pension and retirement                        1,117.4            2.6             --        1,120.0
   obligations
   Other reserves                                        4,116.7           37.3             --        4,154.0
   TOTAL RESERVES FOR LIABILITIES AND
     CHARGES                                             5,234.1           39.9             --        5,274.0
   Bonds and notes issued                                5,969.0             --             --        5,969.0
   Cash pooling -- Alcatel current account                (159.5)         159.5             --             --
   External                                              1,684.6           21.4             --        1,706.0
   Inter-group transactions                                (24.0)          24.0             --             --
   OTHER BORROWINGS                                      1,660.6           45.4             --        1,706.0
   TOTAL FINANCIAL DEBT                                  7,470.1          204.9             --        7,675.0
   External                                              1,692.8            0.2             --        1,693.0
   Inter-group transactions                                   --             --             --             --
   CUSTOMERS' DEPOSITS AND ADVANCES                      1,692.8            0.2             --        1,693.0
   External                                              5,024.9           55.1             --        5,080.0
   Inter-group transactions                                 49.6           42.7          (92.3)            --
   TRADE PAYABLES AND RELATED ACCOUNTS                   5,074.5           97.8          (92.3)       5,080.0
   DEBT LINKED TO THE BANK ACTIVITY                        660.0             --             --          660.0
   External                                              6,083.2           37.8             --        6,121.0
   Inter-group transactions                                   --             --             --             --
   OTHER PAYABLES                                        6,083.2           37.8             --        6,121.0
                                                    ------------   ------------   ------------   ------------
   TOTAL OTHER LIABILITIES                              13,510.5          135.8          (92.3)      13,554.0
                                                    ============   ============   ============   ============
   TOTAL LIABILITIES AND NET WORTH OF THE
     DIVISION                                           36,030.1          611.2          (92.3)      36,549.0
                                                    ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6) CONSOLIDATING STATEMENT OF CASH FLOWS FOR DECEMBER 31, 2001

                                                          ALCATEL
                                                        EX-OPTRONICS    OPTRONICS                      ALCATEL
                                                          DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                        ------------   ------------   ------------   ------------
                                                                         (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                  (4,824.9)        (144.3)           6.2       (4,963.0)
Minority interests                                               5.0             --             --            5.0
ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES:
- Depreciation and amortization, net                         3,088.2          127.8             --        3,216.0
  External                                                   3,090.1          125.9             --        3,216.0
  Inter-group transactions                                      (1.9)           1.9             --             --
- Changes in reserves for pension obligations, net              40.5            0.5             --           41.0
- Changes in other reserves, net                             1,878.9          116.6            5.5        2,001.0
- Net (gain) loss on disposal of non-current assets           (948.2)           5.2             --         (943.0)
- Share in net income of equity affiliates                      88.0             --             --           88.0
                                                        ------------   ------------   ------------   ------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES
BEFORE CHANGES IN WORKING CAPITAL                             (672.5)         105.8           11.7         (555.0)
                                                        ------------   ------------   ------------   ------------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
- Decrease (increase) in accounts receivable                 1,155.8          (35.9)          (2.9)       1,117.0
  External                                                   1,152.0          (35.0)            --        1,117.0
  Inter-group transactions                                       3.8           (0.9)          (2.9)            --
- Decrease (increase) in inventories                         1,220.1          (22.4)         (11.7)       1,186.0
- Increase (decrease) in accounts payable and accrued
  expenses                                                  (1,131.5)         (74.4)           2.9       (1,203.0)
  External                                                  (1,132.4)         (70.6)            --       (1,203.0)
  Inter-group transactions                                       0.9           (3.8)           2.9             --
                                                        ------------   ------------   ------------   ------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES               571.9          (26.9)            --          545.0
                                                        ------------   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                         181.7            0.3             --          182.0
Capital expenditures                                        (1,611.4)        (136.6)            --       (1,748.0)
  External                                                  (1,625.4)        (122.6)            --       (1,748.0)
  nter-group transactions                                      14.0          (14.0)             --             --
Decrease (increase) in loans                                   299.0             --             --          299.0
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition
  of unconsolidated companies                                 (849.3)        (104.7)         211.0         (743.0)
  External                                                    (743.0)            --             --         (743.0)
  Inter-group transactions                                    (106.3)        (104.7)         211.0             --
Cash proceeds from sale of previously consolidated           3,731.7             --         (104.7)       3,627.0
companies net of cash sold, and from sale of
unconsolidated companies
  External                                                   3,627.0             --             --        3,627.0
  Inter-group transactions                                     104.7             --         (104.7)            --
                                                        ------------   ------------   ------------   ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES           1,751.7.7         (241.0)         106.3        1,617.0
                                                        ------------   ------------   ------------   ------------
NET CASH FLOWS AFTER INVESTING ACTIVITIES                    2,251.6         (267.9)         106.3        2,090.0
                                                        ============   ============   ============   ============
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (Decrease) in short-term debt
Proceeds from issuance of long-term debt                    (1,543.3)         142.3             --       (1,401.0)
Principal payment under capital lease obligation             1,745.1           (1.1)            --        1,744.0
Proceeds from issuance of shares                                 8.0          106.3         (106.3)           8.0
  External                                                       8.0             --             --            8.0
  Inter-group transactions                                        --          106.3         (106.3)            --
Funds allocated by Alcatel                                        --             --             --             --
Dividends (paid)/received                                     (557.5)          (9.5)            --         (567.0)
  External                                                    (567.0)            --             --         (567.0)
  Inter-group transactions                                       9.5           (9.5)            --             --
                                                        ------------   ------------   ------------   ------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES              (347.7)         238.0         (106.3)        (216.0)
                                                        ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                      ALCATEL
                                                    EX-OPTRONICS     OPTRONICS                     ALCATEL
                                                      DIVISION        DIVISION    ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                      (IN MILLIONS OF EURO)
   Net effect of exchange rate changes                       5.4            1.6             --            7.0
                                                    ------------   ------------   ------------   ------------
   NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS                                         1,981.3          (28.3)            --        1,953.0
                                                    ------------   ------------   ------------   ------------
   CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR        3,010.8           49.2             --        3,060.0
                                                    ------------   ------------   ------------   ------------
   CASH AND CASH EQUIVALENTS AT END OF YEAR              4,992.1           20.9             --        5,013.0
                                                    ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 17
SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GAAP

     Alcatel's accounting policies comply with generally accepted accounting principles in France (French GAAP) (see note 1). Elements of Alcatel's accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a)  AMORTIZATION OF ACQUISITION GOODWILL

     In Alcatel's unaudited interim consolidated financial statements under French GAAP, goodwill is amortized over its estimated life, not to exceed 20 years.

     Starting January 1, 2002, for the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards ("SFAS") No.142 "Goodwill and Other Intangible Assets". Goodwill is no longer amortized but rather, tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segments).

     Additionally, goodwill on equity method investments is no longer amortized, however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock".

     Concerning transitional disclosure, see note 18(4).

(b)  ACCOUNTING FOR MARKETABLE SECURITIES AND MARKETABLE EQUITY SECURITIES

     Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders' equity.

(c)  LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER
COSTS

     Alcatel accounts for these liabilities when restructuring programs have been finalized and approved by Group management and have been announced before the closing date. The Group applies EITF 94-3, SFAS 88 and SFAS 112 for the U.S. GAAP reconciliation.

     The main difference between French and U.S. GAAP concerns the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only the benefits attributable to employees' services already rendered have to be provided at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and then provided at the commitment date.

(d)  INCOME TAXES

     From January 1, 1998, Alcatel's accounting policies follow the recognition of deferred tax assets under U.S. GAAP. Consequently, there is no adjustment to reconcile Alcatel's unaudited interim consolidated financial statements in French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

(e)  ACCOUNTING FOR PRE-EXISTING STOCK OPTION PLANS IN BUSINESS COMBINATIONS

     In connection with purchase transactions, Alcatel exchanges Alcatel options for the outstanding options to purchase shares of the acquired company. Alcatel records the fair value of the outstanding options exchanged as a liability of the acquired company.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Under U.S. GAAP, Alcatel credits the fair value of the options exchanged to shareholders' equity, with the debit included as part of the cost of the acquisition.

(f)  OTHER COMPREHENSIVE INCOME

     SFAS No. 130 "Other Comprehensive Income", effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(g) ADOPTION OF FRENCH "POOLING OF INTERESTS" ACCOUNTING METHOD FOR STOCK-FOR-STOCK BUSINESS COMBINATIONS UNDER FRENCH GAAP

     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the date of acquisition adjusted to Alcatel's accounting method. The difference resulting from the application of the pooling of interests accounting method remains in shareholders' equity.

     The two stock-for-stock acquisitions made during the first half 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, the stock-for-stock acquisition of Kymata made during the second half 2001 and the stock-for-stock acquisition of Astral Point made during the first half 2002 have been accounted for using the pooling of interest accounting method for French GAAP purposes.

     Under U.S. GAAP, the DSC Communications Corporation, Genesys
Telecommunications Laboratories, Newbridge Networks Corporation, Kymata and Astral Point acquisitions have been recorded under the purchase accounting method.

     In connection with the acquisition of DSC, the Group allocated USD 1.096 billion of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD1,096 billion of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

     The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years -- USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

     Estimated total revenues from the acquired in-process technology should peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company is expected to enjoy higher profit margins in future periods.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price:
Switching and Routing (USD 505 million) and Access (USD 245 million).

     Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

     Estimated total revenues from the acquired in-process technology should peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that are unknown at this time.

(h)  IMPAIRMENT OF LONG-LIVED ASSETS

     The impairment policy applied relates to impairment of property, plant and equipment as well as goodwill and other intangible assets and complies with SFAS 142 and SFAS 144.

(i)  NEWBRIDGE ACQUISITION

     As discussed in note 2, Alcatel entered into an agreement to acquire Newbridge Networks Corporation (Newbridge) in February 2000. This transaction was closed in May 2000.

     Pursuant to this transaction, Alcatel issued 96,112,224 Alcatel class A ADS and 53,981,754 exchangeable shares to the Newbridge shareholders, each exchangeable share exchangeable for one Alcatel class A ADS for a period not to exceed 5 years from the closing date.

     Exchangeable shares were created to allow a deferral of income tax for certain Canadian shareholders of Newbridge. The exchangeable shares are intended to be economically equivalent to an Alcatel class A share with the exception that they have no voting right on any matters on which holders of Alcatel class A ADSs are permitted to vote. They are entitled to receive the same dividend as the holders of class A ADSs. On the redemption date, each exchangeable share will be exchanged for one Alcatel class A ADS, plus any dividend amount corresponding to its right to dividend as of the date of redemption. In order to satisfy the exchange rights of the exchangeable shareholders Coralec, a wholly owned subsidiary of Alcatel, issued

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

bonds repayable in Alcatel class A shares to Alcatel Holdings Canada, a wholly owned subsidiary of Alcatel and the legal acquirer of Newbridge. The Alcatel class A shares payable on the bonds will be used by Coralec when the exchangeable shareholders exercise their exchange rights on or prior to the redemption date.

     For accounting purposes, the Newbridge acquisition cost ( EURO 7,170 million) was determined based on the average Alcatel class A share price two days after and two days before the announcement of the transaction ( EURO 45.8 per share, a total amount of EURO 6,874 million) and also includes the fair value of the Newbridge stock option plan and warrants that were converted into options and warrants to acquire Alcatel class A ADS using the same exchange ratio as the one used for the exchange of Newbridge common stock for Alcatel class A ADSs on the acquisition date ( EURO 271 million) and acquisition costs ( EURO 25 million).

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The purchase price was allocated to:

     -    acquired technology for EURO 518 million, amortized over 7 years,

     -    in process research and development for EURO 809 million,

     -    deferred tax liabilities for EURO 155 million,

     resulting in a goodwill of EURO 5.21 billion, amortized over 20 years, until December 31, 2001.

(j)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities." ("SFAS 133") as amended by SFAS No.137 and SFAS No.138. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting.

NOTE 18
RECONCILIATION TO U.S. GAAP

     The following is a summary of the estimated adjustments to the unaudited interim consolidated income statements for the six months ended June 30, 2002 and June 30, 2001 and Alcatel shareholders' equity at June 30, 2002 and December 31, 2001, which would be required if U.S. GAAP had been applied instead of French GAAP.

(1)  NET INCOME

                                                                                 SIX MONTHS ENDED JUNE 30,
                                                                        ------------------------------------------
                                                                          2002 (a)         2002          2001
                                                                        ------------   ------------   ------------
                                                                                      (IN MILLIONS)
     NET INCOME (LOSS) AS REPORTED IN THE UNAUDITED INTERIM
       CONSOLIDATED INCOME STATEMENTS                                   $     (2,241)  EURO  (2,274)  EURO  (2,907)
     Amortization of acquisition goodwill and application of SFAS 142         (2,651)        (2,689)            96
     Accounting for investments in securities                                     (9)            (9)             3
     Restructuring plans                                                        (265)          (268)           496
     Adjustment of French pooling of interests accounting method                (124)          (126)          (316)
     Derivative instruments and hedging activities                                70             71           (345)
     Other adjustments                                                           (31)           (32)           (72)
     Tax effect of the above adjustments                                          15             15            297
     Cumulative effect of adoption of SFAS 142                                (1,734)        (1,759)            --
                                                                        ------------   ------------   ------------
     NET INCOME (LOSS) ACCORDING TO U.S. GAAP                           $     (6,970)  EURO  (7,071)  EURO  (2,748)
                                                                        ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(a) Translation of amounts from euros (" EURO ") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1 = $0.9856 on June 28, 2002.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(2)  STATEMENT OF COMPREHENSIVE INCOME

     Under US GAAP, the following information would be displayed within the unaudited interim consolidated financial statements as either a separate statement or as a component of the consolidated statements of changes in shareholder's equity and minority interest.

                                                                  SIX MONTHS ENDED JUNE 30,
                                                          ------------------------------------------
                                                             2002 (a)        2002          2001
                                                          ------------   ------------   ------------
                                                                        (IN MILLIONS)
     NET INCOME (LOSS) UNDER U.S. GAAP                    $     (6,970)  EURO  (7,071)  EURO  (2,748)
     Foreign currency translation adjustments                     (395)          (401)         1,027
     Unrealized gains on securities                                (92)           (94)          (310)
     Minimum pension liabilities adjustments                         1              1             14
     Tax effect on the above adjustments                            20             20             84
                                                          ------------   ------------   ------------
     COMPREHENSIVE INCOME (LOSS) ACCORDING TO U.S. GAAP   $     (7,436)  EURO  (7,545)  EURO  (1,933)
                                                          ============   ============   ============

----------
(a) Translation of amounts from euros (" EURO ") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1= $ 0.9856 on June 28, 2002.

(3)  SHAREHOLDERS' EQUITY

                                                                          SIX MONTHS ENDED JUNE 30,
                                                                        ---------------------------   DECEMBER 31,
                                                                           2002 (a)        2002          2001
                                                                        ------------   ------------   ------------
                                                                                          (IN MILLIONS)
     SHAREHOLDERS' EQUITY AS REPORTED IN THE UNAUDITED CONSOLIDATED     $      7,481   EURO   7,590   EURO   9,630
     BALANCE SHEETS
     Amortization of acquisition goodwill and application of SFAS 142         (2,880)        (2,922)         1,140
     Accounting for investments in securities                                    174            177            273
     Restructuring plans                                                          91             92            374
     Accounting for pre-existing stock option plans in business
       combinations                                                              407            413            587
     Adjustment of French pooling of interests accounting method               8,506          8,630          9,376
     Derivative investments and hedging activities                               (98)          (100)          (170)
     Other adjustments                                                          (318)          (323)          (196)
     Tax effect of the above adjustments                                        (199)          (202)          (226)
                                                                        ------------   ------------   ------------
     SHAREHOLDERS' EQUITY ACCORDING TO U.S. GAAP                        $     13,164         13,355   EURO  20,788
                                                                        ============   ============   ============

----------
(a) Translation of amounts from euros (" EURO ") into U.S. Dollars ("$") has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1= $ 0.9856 on June 28, 2002.

(4)  TRANSITIONAL DISCLOSURE SFAS 142

     SFAS 142 requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects).

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                               SIX MONTHS ENDED JUNE 30,
                                                      -----------------------------------------    DECEMBER 31,
                                                        2002 (a)         2002           2001          2001
                                                      ------------   ------------   ------------   ------------
                                                       (IN MILLIONS OF EURO EXCEPT EARNINGS PER SHARE AMOUNTS)
     NET INCOME (LOSS) ACCORDING TO U.S. GAAP
     Reported net income                                    (6,970)        (7,071)        (2,748)        (4,937)
     Add back goodwill amortization                             --             --            390            668
     Add back other intangible assets
       amortization                                             --             --             --             --
                                                      ------------   ------------   ------------   ------------
     ADJUSTED NET INCOME                                    (6,970)        (7,071)        (2,358)        (4,269)
                                                      ------------   ------------   ------------   ------------
     BASIC EARNINGS PER SHARE -- CLASS A:
     Reported net income                                     (5.97)         (6.06)         (2.42)         (4.32)
     Add back goodwill amortization                             --             --           0.34           0.59
     Add back other intangible assets
     amortization                                               --             --             --             --
                                                      ------------   ------------   ------------   ------------
     ADJUSTED BASIC EARNINGS PER SHARE -- CLASS A            (6.03)         (6.12)         (2.08)         (3.73)
                                                      ------------   ------------   ------------   ------------

     BASIC EARNINGS PER SHARE -- CLASS O:
     Reported net income                                     (2.82)         (2.86)          0.25          (0.90)
     Add back goodwill amortization                             --             --           0.03           0.10
     Add back other intangible assets
       amortization                                             --             --             --             --
                                                      ------------   ------------   ------------   ------------
     ADJUSTED BASIC EARNINGS PER SHARE -- CLASS O            (2.82)         (2.86)          0.28          (0.80)
                                                      ------------   ------------   ------------   ------------

     DILUTED EARNINGS PER SHARE -- CLASS A:
     Reported net income                                     (5.97)         (6.06)         (2.42)         (4.32)
     Add back goodwill amortization                             --             --           0.34           0.59
     Add back other intangible assets
       amortization                                             --             --             --             --
                                                      ------------   ------------   ------------   ------------
     ADJUSTED DILUTED EARNINGS PER SHARE -- CLASS A          (6.03)         (6.12)         (2.08)         (3.73)
                                                      ------------   ------------   ------------   ------------

     DILUTED EARNINGS PER SHARE -- CLASS O:
     Reported net income                                     (2.82)         (2.86)          0.25          (0.90)
     Add back goodwill amortization                             --             --           0.03           0.10
     Add back other intangible assets
       amortization                                             --             --             --             --
                                                      ------------   ------------   ------------   ------------
     ADJUSTED DILUTED EARNINGS PER SHARE -- CLASS O          (2.82)         (2.86)          0.28          (0.80)
                                                      ------------   ------------   ------------   ------------

(5)  RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). The statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145, among other thins, rescinds SFAS 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Alcatel will adopt this statement on January 1, 2003. Alcatel does not anticipate that the adoption of SFAS 145 will have any material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement requires that a liability for a cost associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date of a commitment

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

to an exit or disposal plan. Alcatel will apply prospectively to exit or disposal activities initiated after December 31, 2002.

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 19
RECONCILIATION OF CONSOLIDATING NET INCOME AND CONSOLIDATING SHAREHOLDER'S EQUITY FROM FRENCH GAAP TO U.S. GAAP

     Consolidating financial statements provided in Note 16 are prepared under French GAAP. The tables below reconcile net income and shareholder's equity to U.S. GAAP giving effect to differences between French GAAP and U.S. GAAP that are described in Note 17.

(a)  CONSOLIDATING FINANCIAL INFORMATION

(1)  Consolidating income statement for the six months ended June 30, 2002

                                                      ALCATEL
                                                    EX-OPTRONICS     OPTRONICS                     ALCATEL
                                                      DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF EURO)
        NET INCOME (LOSS) AS REPORTED IN THE            (2,049.3)        (224.7)            --       (2,274.0)
        UNAUDITED CONSOLIDATED INCOME STATEMENT
        Amortization of acquisition goodwill and
          application of SFAS 142                       (2,617.0)         (72.0)            --       (2,689.0)
        Accounting for investments in securities            (9.0)            --             --           (9.0)
        Restructuring plans                               (265.4)          (2.6)            --         (268.0)
        Adjustment of French pooling of interests
          accounting method                               (126.7)           0.7             --         (126.0)
        Derivative instruments and hedging
          activities                                        71.0             --             --           71.0
        Other adjustments                                  (18.8)         (13.2)            --          (32.0)
        Tax effect of the above adjustments                 14.1            0.9             --           15.0
        Cumulative effect of adoption of SFAS 142       (1,759.0)            --             --       (1,759.0)
                                                    ------------   ------------   ------------   ------------
        NET INCOME (LOSS) ACCORDING TO U.S. GAAP        (6,760.1)        (310.9)            --       (7,071.0)
                                                    ============   ============   ============   ============

(2) Net worth of the Optronics division / Shareholders' equity for the six months ended June 30, 2002

                                                      ALCATEL
                                                    EX-OPTRONICS     OPTRONICS                     ALCATEL
                                                      DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF EURO)
        NET WORTH OF THE DIVISION/SHAREHOLDERS'          7,584.2            5.8             --        7,590.0
        EQUITY AS REPORTED IN THE UNAUDITED
        CONSOLIDATED BALANCE SHEETS
        Amortization of acquisition goodwill and
          application of SFAS 142                       (2,927.9)           5.9             --       (2,922.0)
        Accounting for investments in securities           177.0             --             --          177.0
        Restructuring plans                                 90.8            1.2             --           92.0
        Accounting for pre-existing stock option
          plans in business combinations                   413.0             --             --          413.0
        Adjustment of French pooling of interests
        accounting method                                8,526.7          103.3             --        8,630.0
        Derivative investment and hedging
          activities                                      (100.0)            --             --         (100.0)
        Other adjustments                                 (286.5)         (36.5)            --         (323.0)
        Tax effect of the above adjustments               (202.0)            --             --         (202.0)
                                                    ------------   ------------   ------------   ------------
        NET WORTH OF THE DIVISION/SHAREHOLDERS'
          EQUITY ACCORDING TO U.S. GAAP                 13,275.3           79.7             --       13,355.0
                                                    ============   ============   ============   ============

                            ALCATEL AND SUBSIDIARIES
   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(b)  CONSOLIDATING FINANCIAL INFORMATION

(1)  Consolidating income statement for the six months ended June 30, 2001

                                                      ALCATEL
                                                    EX-OPTRONICS     OPTRONICS                     ALCATEL
                                                      DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF EURO)
        NET INCOME (LOSS) AS REPORTED IN THE            (2,935.8)          30.2           (1.1)      (2,906.7)
        UNAUDITED CONSOLIDATED INCOME STATEMENT
        Amortization of acquisition goodwill                96.0             --             --           96.0
        Accounting for investments in securities             3.0             --             --            3.0
        Restructuring plans                                496.0             --             --          496.0
        Income taxes                                       (11.0)            --             --          (11.0)
        Adjustment of French pooling of interests
          accounting method                               (316.0)            --             --         (316.0)
        Derivative instruments and hedging
          activities                                      (205.1)           1.1             --         (204.0)
        Other adjustments                                  (53.5)          (7.5)            --          (61.0)
        Tax effect of the above adjustments                156.4           (0.4)            --          156.0
                                                    ------------   ------------   ------------   ------------
        NET INCOME (LOSS) ACCORDING TO U.S. GAAP        (2,770.0)          23.4           (1.1)      (2,747.7)
                                                    ============   ============   ============   ============

(2) Net worth of the Optronics division / Shareholders' equity at December 31, 2001

                                                      ALCATEL
                                                    EX-OPTRONICS     OPTRONICS                     ALCATEL
                                                      DIVISION       DIVISION     ELIMINATIONS      GROUP
                                                    ------------   ------------   ------------   ------------
                                                                     (IN MILLIONS OF EURO)
        NET WORTH OF THE DIVISION/SHAREHOLDERS'
          EQUITY AS REPORTED IN THE UNAUDITED
          CONSOLIDATED BALANCE SHEETS AFTER
          APPROPRIATION                                  9,402.3          227.7             --        9,630.0
        Amortization of acquisition goodwill             1,140.0             --             --        1,140.0
        Accounting for investments in securities           273.0             --             --          273.0
        Restructuring plans                                370.2            3.8             --          374.0
        Accounting for pre-existing stock option
          plans in business combinations                   587.0             --             --          587.0
        Adjustment of French pooling of interests
          accounting method                              9,273.2          102.8             --        9,376.0
        Derivative instruments and hedging
          activities                                       (29.7)           0.7             --          (29.0)
        Other adjustments                                 (248.0)          55.0             --         (193.0)
        Tax effect of the above adjustments               (365.4)          (1.6)            --         (367.0)
        Minority interests                                  (3.0)            --             --           (3.0)
                                                    ------------   ------------   ------------   ------------
        NET WORTH OF THE DIVISION/SHAREHOLDERS'
        EQUITY ACCORDING TO U.S. GAAP                   20,399.6          388.4             --       20,788.0
                                                    ============   ============   ============   ============

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
            INDEX TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

Unaudited Interim Combined Income Statements for the Six-Month Periods Ended June 30, 2002 and 2001                          F-46

Unaudited Interim Combined Balance Sheets at June 30, 2002 and at December 31, 2001                                          F-47

Unaudited Interim Combined Statements of Cash Flows for the Six-Month Periods Ended June 30, 2002 and 2001                   F-49

Unaudited Interim Combined Statement of Changes in Net Worth at June 30, 2002 and at December 31, 2001                       F-50

Notes to the Unaudited Interim Combined Financial Statements                                                                 F-51

Reconciliation to U.S. GAAP                                                                                                  F-61

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
                  UNAUDITED INTERIM COMBINED INCOME STATEMENTS

                                                                                  SIX-MONTH PERIODS ENDED
                                                                         ------------------------------------------
                                                                                          JUNE 30,
                                                              NOTE         2002 (a)         2002           2001
                                                          ------------   ------------   ------------   ------------
                                                                                       (IN MILLIONS)
NET SALES                                                     (3)        $       59.6   EURO    60.5   EURO   305.5
Cost of sales                                                                  (109.6)        (111.2)        (206.8)
                                                                         ------------   ------------   ------------
GROSS MARGIN                                                                    (50.0)         (50.7)          98.7
Administrative and selling expenses                                             (18.0)         (18.3)         (19.8)
Research & Development expenses                                                 (24.3)         (24.6)         (28.9)
                                                                         ------------   ------------   ------------
INCOME (LOSS) FROM OPERATIONS                                                   (92.3)         (93.6)          50.0
Financial income (loss)                                                          (4.8)          (4.9)          (0.9)
Restructuring costs                                                             (61.1)         (62.0)            --
Other revenue (expense)                                                          (7.9)          (8.0)            --
                                                                         ------------   ------------   ------------
INCOME (LOSS) BEFORE TAXES AND AMORTIZATION OF GOODWILL                        (166.1)        (168.5)          49.1
Income tax                                                                        0.1            0.1          (15.5)
Amortization of goodwill                                                        (55.5)         (56.3)          (3.4)
Purchased R&D                                                                      --             --             --
NET INCOME (LOSS)                                                              (221.5)        (224.7)          30.2
                                                                         ============   ============   ============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.9856 on June 28, 2002.

 The accompanying Notes are an integral part of these Unaudited Interim Combined
                              Financial Statements.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
                    UNAUDITED INTERIM COMBINED BALANCE SHEETS

                                     ASSETS

                                                                           JUNE 30,       JUNE 30,        DEC 31,
                                                              NOTE         2002 (a)         2002            2001
                                                          ------------   ------------   ------------   ------------
                                                                                       (IN MILLIONS)
Goodwill, net                                                            $         --   EURO      --   EURO    58.1
Other intangible assets, net                                                      2.6            2.7           12.1
INTANGIBLE ASSETS, NET                                                            2.6            2.7           70.2
Property, plant and equipment                                                   352.5          357.6          365.5
Less accumulated depreciation                                                  (153.6)        (155.8)        (102.6)
PROPERTY, PLANT AND EQUIPMENT, NET                                              198.9          201.8          262.9
Other investments                                                                 0.8            0.8            0.8
TOTAL FIXED ASSETS                                                              202.3          205.3          333.9
INVENTORIES AND WORK-IN-PROGRESS, NET                                            33.3           33.8           60.4
Trade receivables and related accounts, net                                      16.3           16.5           71.5
Other accounts receivable                                                        48.6           49.3          124.5
                                                                         ------------   ------------   ------------
ACCOUNTS RECEIVABLE, NET                                                         64.9           65.8          196.0
CASH POOLING -- ALCATEL CURRENT ACCOUNT
  (MATURITY NOT LESS THAN THREE MONTHS)                                            --             --             --
Cash Pooling -- Alcatel current account
  (maturity less than three months)                                               7.4            7.5           16.0
Marketable securities, net                                                         --             --            1.9
Cash                                                                              1.2            1.2            3.0
CASH AND CASH EQUIVALENTS                                                         8.6            8.7           20.9
                                                                         ------------   ------------   ------------
TOTAL CURRENT ASSETS                                                            106.8          108.3          277.3
                                                                         ------------   ------------   ------------
TOTAL ASSETS                                                                    309.1          313.6          611.2
                                                                         ============   ============   ============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.9856 on June 28, 2002.

 The accompanying Notes are an integral part of these Unaudited Interim Combined
                              Financial Statements.

               LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

                                                                           JUNE 30,       JUNE 30,        DEC 31,
                                                              NOTE         2002 (a)         2002           2001
                                                          ------------   ------------   ------------   -------------
                                                                                                          AFTER
                                                                                                       APPROPRIATION
                                                                         -------------------------------------------
                                                                                        (IN MILLIONS)
Funds allocated by Alcatel                                               $      364.3   EURO   369.6   EURO    366.6
Accumulated net profits (losses)                                               (363.7)        (369.0)         (144.3)
Cumulative translation adjustment                                                 5.1            5.2             5.4
                                                                         ------------   ------------   -------------
TOTAL NET WORTH OF THE OPTRONICS DIVISION                                         5.7            5.8           227.7
Accrued pension and retirement obligations                                        2.5            2.6             2.6
Other reserves                                                (4)                35.4           35.9            37.3
                                                                         ------------   ------------   -------------
TOTAL RESERVES FOR LIABILITIES AND CHARGES                                       37.9           38.5            39.9
Cash pooling-- Alcatel current account                                          165.1          167.5           159.5
Other borrowings                                                                 29.2           29.6            45.4
TOTAL FINANCIAL DEBT                                                            194.3          197.1           204.9
Advances from customers                                                           0.1            0.1             0.2
Trade payables and related accounts                                              44.4           45.0            97.8
Other payables                                                                   26.7           27.1            40.7
                                                                         ------------   ------------   -------------
TOTAL OTHER LIABILITIES                                                          71.2           72.2           138.7
                                                                         ------------   ------------   -------------
TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION                       309.1          313.6           611.2
                                                                         ============   ============   =============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.9856 on June 28, 2002.

 The accompanying Notes are an integral part of these Unaudited Interim Combined
                              Financial Statements.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
               UNAUDITED INTERIM COMBINED STATEMENTS OF CASH FLOWS

                                                                    SIX- MONTH PERIOD ENDED JUNE 30,
                                                               ------------------------------------------
                                                                  2002 (a)         2002         2001
                                                               ------------   ------------   ------------
                                                                             (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                              $     (221.5)  EURO  (224.7)  EURO    30.2
Adjustments to reconcile income to net cash provided by
  operating activities:
Depreciation and amortization, net                                    129.5          131.4           19.2
Changes in reserves for pension obligations, net                         --             --             --
Changes in other reserves, net                                        (42.1)         (42.7)          10.0
Net (gain) loss on disposal of non-current assets                       9.2            9.3             --
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE
  CHANGES IN WORKING CAPITAL                                         (124.9)        (126.7)          59.4
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable                            120.9          122.7           (4.2)
Decrease (increase) in inventories                                     67.8           68.7          (62.8)
(Decrease) increase in accounts payable and accrued
  expenses                                                            (55.8)         (56.6)          22.5
                                                               ------------   ------------   ------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES
CASH FLOWS FROM INVESTING ACTIVITIES                                    8.0            8.1           14.9
Proceeds from disposal of fixed assets                                  0.9            0.9             --
Capital expenditures                                                  (15.4)         (15.6)         (65.6)
Cash expenditure for the acquisition of consolidated
  companies, net of cash acquired, and for acquisition of
  unconsolidated companies                                             (0.1)          (0.1)          (0.7)
Cash proceeds from sales of previously consolidated
  companies, net of cash sold                                           1.8            1.8             --
Decrease (increase) in Alcatel current account
  (maturity more than three months)                                      --             --             --
                                                               ------------   ------------   ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                      (12.8)         (13.0)         (66.3)
                                                               ------------   ------------   ------------
NET CASH FLOWS AFTER INVESTING ACTIVITIES                              (4.8)          (4.9)         (51.4)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                 12.7           12.9           26.8
Increase (decrease) in long-term debt                                 (17.3)         (17.6)          (0.6)
Principal payment under capital lease obligation                       (1.9)          (1.9)          (1.0)
Proceeds from issuance of Alcatel Optronics France shares                --             --             --
Funds allocated by Alcatel                                              3.4            3.4             --
Dividends paid by Alcatel Optronics                                    (2.9)          (2.9)          (9.5)
                                                               ------------   ------------   ------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                       (6.0)          (6.1)          15.7
Net effect of exchange rate changes                                    (1.2)          (1.2)          (0.3)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (12.0)         (12.2)         (36.0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         20.6           20.9           49.2
CASH AND CASH EQUIVALENTS AT END OF YEAR                                8.6            8.7           13.2
                                                               ============   ============   ============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.9856 on June 28, 2002.

 The accompanying Notes are an integral part of these Unaudited Interim Combined
                             Financial Statements.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
       UNAUDITED INTERIM COMBINED STATEMENT OF CHANGES IN NET WORTH OF THE
                               OPTRONICS DIVISION

                                                                   FUNDS         ACCUMULATED    CUMULATIVE      TOTAL NET
                                                               ALLOCATED BY         NET         TRANSLATION      WORTH OF
                                                                  ALCATEL      PROFITS/LOSSES   ADJUSTMENT     THE DIVISION
                                                               ------------    --------------   ------------   ------------
                                                                                     (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 2000                                   EURO   332.9               2.9            1.7          337.5
Net income (loss)                                                        --            (144.3)            --         (144.3)
Funds allocated by Alcatel                                            105.9                --             --          105.9
Kymata's goodwill charged to the net worth                            (72.2)               --             --          (72.2)
Translation adjustment of the year                                       --                --            3.7            3.7
Dividends                                                                --              (2.9)            --           (2.9)
                                                               ------------    --------------   ------------   ------------
BALANCE AT DECEMBER 31, 2001                                   EURO   366.6            (144.3)           5.4          227.7
Net income (loss)                                                        --            (224.7)            --         (224.7)
Funds allocated by Alcatel                                              3.0                --             --            3.0
Translation adjustment of the year                                       --                --           (0.2)          (0.2)
                                                               ------------    --------------   ------------   ------------
BALANCE AT JUNE 30, 2002                                       EURO    369.6           (369.0)           5.2            5.8
BALANCE AT JUNE 30, 2002 (a)                                   $      364.3            (363.7)           5.1            5.7

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.9856 on June 28, 2002.

 The accompanying Notes are an integral part of these Unaudited Interim Combined
                              Financial Statements.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
          NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

1.1 -- BASIS OF PRESENTATION

As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid to these Alcatel Class O shares are based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

     - Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

     - Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

     - Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

     - Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity under French law for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the consolidated financial statements of Alcatel.

The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flow directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts. The following analysis sets forth the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

CASH MANAGEMENT AND ALLOCATION POLICIES

The capital structure of the Optronics division:

- has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained,

- for Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

COSTS OF SALES

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for information technology, headcount for human resources and the amount of fixed assets and inventories for property taxes.

Following the signature of the "Basic Intercompany agreement" and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics division was agreed in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

ADMINISTRATIVE & SELLING EXPENSES

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses generally based on turnover.

RESEARCH AND DEVELOPMENT

According to the "Basic Intercompany Agreement", Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel will perform R&D related to the business of the Optronics division. The R&D projects will be divided into separate categories:

- Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division. The amount for 2000 is agreed at EURO 6.1 million and will remain constant during the next three years.

- Long and medium-term research: the Optronics division will participate to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

- Ad hoc research programs: the Optronics division and Alcatel will negotiate dedicated contracts project by project.

INCOME TAX

Income tax of each of the combined entities has been determined as if each were a separate entity and reflects tax credits associated with losses attributable to the entities of the Optronics division.

BASIC INTERCOMPANY AGREEMENT

On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

     -    the ownership and use of intellectual property,

     -    the allocation of research and development resources and costs,

     -    the purchase of the Optronics division's products by Alcatel,

     -    the supply of support services by Alcatel to the Optronics division,

     -    the supply of treasury services by Alcatel to the Optronics division,

     -    the allocation of taxes, and

     -    competition between Alcatel and the Optronics division.

Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of the agreement.

The terms of the Basic Intercompany Agreement may only be amended or modified with prior approval by a general meeting of all of Alcatel's shareholders, voting together as a single class, and a special meeting of the holders of the Class O shares voting as a separate class.

Other than to the extent expressly provided in the Basic Intercompany Agreement and in the by-laws of Alcatel, it is the general policy of the board of directors of Alcatel that all material matters between the Optronics division and Alcatel and its subsidiaries are to be resolved in accordance with French law in a manner determined by the board of directors of Alcatel to be in the best interests of Alcatel, taking into consideration the interests of all of its shareholders.

Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination by the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of Class A shares of Alcatel, would be made by the board of directors of Alcatel in its good faith business judgment of Alcatel's best interests, taking into consideration the interests of all shareholders.

Although the board of directors has no present plans to modify, rescind or change such policies, any future change in these policies, if not required by appropriate authority, will have to be preferable to the policy in place and will be disclosed and accounted for in accordance with generally accepted accounting principles in France.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Earnings per share is only presented in Alcatel's consolidated financial statements and is not presented in the separate combined financial statements of the Optronics division, as Class O shareholders are not shareholders of any entity included in the Optronics division.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

1.2 -- SUMMARY OF ACCOUNTING POLICIES

The interim combined financial statements of the Optronics division are presented in accordance with the Conseil National de la Comptabilite (French Accounting Authorities) recommendation of March 1999 about interim statements and comply with the same accounting rules as year end policies. From January 1, 2002, the Optronics division had applied regulation n DEG.00.06 (regulation on liabilities) approved by the "Comite de la Reglementation Comptable". The implementation of this regulation had no significant impact on the opening shareholders' equity.

2 -- ACQUISITION OF KYMATA LTD

On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK, has been consolidated since September 30, 2001 in Alcatel's consolidated financial statements.

The acquisition has been accounted for under the French pooling-of-interests method (" METHODE DEROGATOIRE ") both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the Optronics division.

Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all of the outstanding shares of Kymata. Based on the average opening prices of the shares for the 20 trading days ending September 21, 2001, the total cost of the acquisition including acquisition costs was EURO 108.3 million.

At the end of June 2002, the Optronics division disposed of Alcatel Optronics UK's wholly-owned subsidiary, Alcatel Optronics Netherlands, which was acquired by its management. The capital gain ( EURO 0.2 million) was charged against the net worth of the division in accordance with regulation 99-02 of the "Comite de Reglementation Comptable", because the division disposed of a non-core business in the two-year window from the date of acquisition.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

3 -- INFORMATION BY GEOGRAPHICAL AREA AND CONCENTRATION

The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.


                                                                               TOTAL   UNITED STATES OF
                                FRANCE  UNITED KINGDOM  ITALY  REST OF EUROPE  EUROPE        AMERICA     CANADA   ASIA   TOTAL
                                ------  --------------  -----  --------------  ------  ----------------  ------   ----   -----
                                                                   (IN MILLIONS OF EUROS, EXCEPT FOR STAFF COUNT)
     H1 2002
     NET SALES
       By entitylocation          31.4         3.3         --         --        34.7         23.8           2.0     --    60.5
       By geographical market      3.2         6.6       18.8        2.0        30.6         25.4           0.6    3.9    60.5
                                ------       -----      -----        ---       -----        -----         -----   ----   -----

     H1 2001
     NET SALES
       By entity location        219.1          --         --         --       219.1         76.4          10.0     --   305.5
       By geographical market     28.3        93.9       57.4        6.5       186.1        104.1           2.5   12.8   305.5
                                ------       -----      -----        ---       -----        -----         -----   ----   -----

     2001
     NET SALES
       By entity location        337.6         2.2         --         --       339.8        118.1          12.5     --   470.4
       By geographical market     40.5       154.7       79.9        7.9       283.0        158.9           5.3   23.2   470.4
     Income from operations      (45.7)      (12.6)        --         --       (58.3)         4.6          (4.9)    --   (58.6)
     Property, plant and
       equipment, net            168.9        45.1         --         --       214.0         20.1          28.8     --   262.9
     Total assets                398.7        55.9         --         --       454.6         54.2         102.4     --   611.2
     Staff                       1,124         284         --         --       1,408          185           203     --   1,796
                                ------       -----      -----        ---       -----        -----         -----   ----   -----

4 -- OTHER RESERVES

                                 AT JUNE 30,    AT JUNE 30,   DECEMBER 31,
     (IN MILLIONS OF EUROS)         2002           2001          2001
     ------------------------    -----------    -----------   ------------
     Warranty                        8.0           16.6          14.5
     Litigation                      3.8            3.5           5.9
     Restructuring                  13.8            0.3           6.4
     Other reserves                 10.3            2.8          10.5
     TOTAL                          35.9           23.2          37.3

5 -- SUBSEQUENT EVENT

In mid-September 2002, the Optronics division announced that it would intensify its restructuring actions in response to the continuing recession and excess inventory at the customer level through the adoption of a Strategic Refocus Plan. The division intends to consolidate its manufacturing efforts for active components at its facility in Nozay (France), passive components at its Livingston (Scotland) plant and hybrid components at both sites. The Plan also includes an additional reduction in headcount and the disposal of the business and assets in Plano (Texas) to an industrial partner.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE OPTRONICS DIVISION AND U.S. GAAP

     The Optronics division's accounting policies comply with generally accepted accounting principles in France (French GAAP). Elements of the Optronics division's accounting policies which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below:

(a)  LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER
COSTS

     The Optronics division accounts for these liabilities when restructuring programs have been finalized and approved by management and have been announced before the closing date. The division applies EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S. GAAP reconciliation.

     The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only the benefits attributable to employees' services already rendered can be provided at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and provided at the commitment date.

(b)  RETIREMENT AND POST-RETIREMENT BENEFITS

     For retirement benefits, since January 1, 1999, the only remaining difference between U.S. GAAP and French GAAP is the required recognition of Minimum Liability Adjustment under U.S. GAAP.

     Post-retirement benefits are not accounted for under French GAAP and are adjusted under U.S. GAAP.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(c) CONTINGENT CONSIDERATION TO BE PAID TO KEY EMPLOYEES IN CONNECTION WITH THE ACQUISITION OF INNOVATIVE FIBERS

     In connection with the acquisition of Innovative Fibers, certain key employees of Innovative Fibers entered into three-year employment contracts. Those contracts included a three-year retention mechanism, which was put into place in order to retain those key employees of Innovative Fibers.

     The retention mechanism consists of a deferred payment of the purchase price, of which $53.1 million ( EURO 53.2 million at June 30, 2002) was placed in an escrow account and is released by 1/12 every three months from the date of acquisition, provided the key employees are present at Innovative Fibers.

     Under U.S. GAAP, the entire deferred payment is deducted from the goodwill and classified as a current receivable. Each three-month payment to key employees is expensed according to the effective release schedule. As of June 30, 2002, EURO 34.1 million was paid and EURO 3.5 million was provided for.

     Under French GAAP, those deferred payments have been considered purchase price. Differences in goodwill amortization between French GAAP and U.S. GAAP have been adjusted accordingly until December 31, 2001. Beginning January 1, 2002, goodwill is no longer amortized under U.S. GAAP.

(d)  IMPAIRMENT POLICY

     Beginning January 1, 2002, for U.S. GAAP purposes, the Optronics division adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". Under such provision, goodwill is no longer amortized but rather tested for impairment at the adoption date, on an annual basis and whenever events occur or circumstances change indicating potential impairment. The goodwill impairment test, which is based on a fair value analysis, is performed at the Optronics division level.

     On the basis of the expected cash flows for Innovative Fibers and Kymata technologies, both acquired technologies have been fully impaired under U.S. GAAP at end of June 2002. The additional impairment charge under U.S. GAAP is EURO 7.8 million (which was recorded under French GAAP in 2001 and reversed under U.S. GAAP) and EURO 15.5 million for Innovative Fibers and Kymata, respectively.

     As for goodwill, the transition test did not give rise to any impairment, whereas the impairment test carried out at end of June 2002 resulted in an additional impairment charge of EURO 48.7 million ( EURO 17.3 million and EURO
31.4 million for Innovative Fibers and Kymata, respectively) under U.S. GAAP.

     For Innovative Fibers, since the goodwill was significantly lower under U.S. GAAP due to the exclusion of the deferred consideration from purchase price (see Note 6 (c)), the impairment related to the goodwill recognized under French GAAP is reversed under U.S. GAAP by the amount of the deferred consideration, net of the reversed amortization charges. This resulted in an addition of EURO
52.8 million (before foreign currency translation effect) to the net worth under French GAAP at June 30, 2002.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     For transitional disclosure, see Note 7 (c).

(e) ADOPTION OF THE FRENCH "POOLING OF INTERESTS" ACCOUNTING METHOD FOR STOCK-FOR-STOCK BUSINESS COMBINATIONS UNDER FRENCH GAAP IN CONNECTION WITH THE ACQUISITION OF KYMATA LTD

     The Optronics division accounted for its acquisition of Kymata Ltd (see
Note 2) under the French pooling of interests method: assets and liabilities of Kymata Ltd are accounted for on a carryover basis at the date of acquisition adjusted to the Optronics division's accounting methods. The difference between the assets and liabilities acquired at their net book values and the purchase price has been deducted from the net worth of the division.

     Under U.S. GAAP, the Kymata Ltd acquisition is recorded under the purchase accounting method.

     Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the five day average closing prices of the shares around the announcement date (July 30, 2001), the value assigned to these shares amounted to EURO 138.3 million. In addition, the fair value of Alcatel Class O share options exchanged against share options of former Kymata Ltd amounted to EURO 0.6 million and was included as part of the purchase price. Acquisition costs net of tax were EURO 6.6 million.

     The cost of the acquisition of Kymata Ltd has been allocated to assets acquired and liabilities assumed. The major assets acquired include:

- In process Research & Development for EURO 12.7 million has been allocated to projects. This amount was expensed in the fiscal year 2001.

- Acquired technology for EURO 15.8 million. This intangible asset is depreciated over 7 years.

     The residual portion of the cost of acquisition was recorded as goodwill for EURO 90.1 million and is not amortized in accordance with the provision of SFAS 142.

     A discount rate of 35% to 40% was used for in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances that are unknown at this time.

     As a result of the adoption of Statement 142, the acquired technology and goodwill of Kymata have been tested for impairment as described in Note 6 (d).

     In connection with the disposal of Alcatel Optronics Netherlands in June 2002, the capital gain

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

charged against the net worth of the division under French GAAP ( EURO 0.2 million) has been charged against goodwill under U.S. GAAP. Additionally, the goodwill and related amortization expense of Alcatel Optronics Netherlands, which have been accounted for under French GAAP, have been adjusted under U.S. GAAP as such goodwill was not recorded under U.S. GAAP.

(h)  OTHER COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130 "Other Comprehensive Income", effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES UNDER THE PROVISION OF SFAS NO. 133

     Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, the Optronics division adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and the corresponding amendments under SFAS No. 138. SFAS 133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured as its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

     The Optronics division periodically enters into forward foreign exchange contracts with Alcatel Central Treasury to hedge some of its foreign currency exposure. The Optronics division has analyzed the implementation requirements and has concluded not to apply hedge accounting under SFAS 133. Consequently, the foreign exchange contracts are marked to market at each closing. At June 30, 2002, the change in fair value of the hedging instruments had no significant impact.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- RECONCILIATION TO U.S. GAAP

     The following is a summary of the estimated adjustments to the unaudited interim combined income statements for the six-month periods ended June 30, 2002 and June 30, 2001, and the net worth of the Optronics division at June 30, 2002, which would be required if U.S. GAAP had been applied instead of French GAAP.

(a)  UNAUDITED INTERIM COMBINED INCOME STATEMENTS

(1)  NET INCOME (LOSS)

                                                                                          SIX MONTHS ENDED JUNE 30,
                                                                              ------------------------------------------
                                                                                 2002(a)         2002           2001
                                                                              ------------   ------------   ------------
                                                                                            (IN MILLIONS)
     NET INCOME (LOSS) AS REPORTED IN THE UNAUDITED INTERIM COMBINED INCOME
       STATEMENTS                                                             $     (221.5)  EURO  (224.7)  EURO    30.2
     Restructuring plans                                                              (2.5)          (2.6)            --
     Retirement and post-retirement obligation                                          --             --             --
     Innovative Fibers contingent consideration                                      (13.0)         (13.2)          (7.5)
     Impairment of Innovative Fibers goodwill and acquired technology                (24.8)         (25.1)            --
     Adjustment of French pooling of interest accounting method                        0.7            0.7             --
     Impairment of Kymata goodwill and acquired technology                           (46.2)         (46.9)
     Accounting for derivative instruments and hedging activities                       --             --            1.1
     Tax effect of the above adjustments                                               0.9            0.9           (0.4)
                                                                              ------------   ------------   ------------
     NET INCOME (LOSS) ACCORDING TO U.S. GAAP                                       (306.4)        (310.9)          23.4
                                                                              ============   ============   ============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $ 0.9856 on June 28, 2002.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(2)  UNAUDITED INTERIM STATEMENT OF COMPREHENSIVE INCOME (LOSS)

     Under U.S. GAAP, the following information would be displayed within the combined financial statements as either a separate statement or as a component of the combined statement of changes in the net worth of the Optronics division.

                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                              ------------------------------------------
                                                                                 2002(a)         2002           2001
                                                                              ------------   ------------   ------------
                                                                                            (IN MILLIONS)
     NET INCOME (LOSS) UNDER U.S. GAAP                                        $     (306.4)  EURO  (310.9)  EURO    23.4
     Other comprehensive income:
     Foreign currency translation adjustments                                         (0.6)          (0.6)           9.9
     Minimum pension liabilities adjustments                                            --             --             --
     Tax effect of the above adjustments                                                --             --             --
                                                                              ------------   ------------   ------------
     COMPREHENSIVE INCOME (LOSS) ACCORDING TO U.S. GAAP                             (307.0)        (311.5)          33.3
                                                                              ============   ============   ============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $ 0.9856 on June 28, 2002.

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(b)  NET WORTH OF THE OPTRONICS DIVISION

                                                                                   AT JUNE 30,
                                                                           ---------------------------   AT DECEMBER 31,
                                                                              2002(a)         2002         2001 (b)
                                                                           ------------   ------------   ---------------
                                                                                         (IN MILLIONS)
       NET WORTH OF THE DIVISION AS REPORTED IN THE
         UNAUDITED INTERIM COMBINED BALANCE SHEETS                         $        5.7   EURO     5.8   EURO      227.7
       Restructuring plans                                                          1.2            1.2               3.8
       Retirement and post-retirement obligation (including MLA)                   (2.5)          (2.6)             (2.6)
       Innovative Fibers contingent consideration                                 (32.0)         (32.5)            (19.3)
       Impairment of Innovative Fibers goodwill and  acquired technology           52.0           52.8              77.9
       Adjustment of French pooling of interest accounting method                 101.8          103.3             102.8
       Impairment of Kymata goodwill and acquired technology                      (46.2)        (46.9)                --
       Accounting for derivative instruments and hedging activities                  --             --                --
       Tax effect of the above adjustments                                           --             --              (0.9)
       Foreign currency translation effect of the above adjustments                (1.4)          (1.4)             (1.0)
                                                                           ------------   ------------   ---------------
       NET WORTH OF THE DIVISION ACCORDING TO U.S. GAAP                    $       78.6   EURO    79.7   EURO      388.4
                                                                           ============   ============   ===============

----------
(a) Translation of amounts from EURO into $ has been made merely for the convenience of the reader at the Noon Buying Rate of EURO 1.00 = $0.9856 on June 28, 2002.

(b)  after appropriation

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(c)  ADDITIONAL U.S. GAAP DISCLOSURE

(1)  GOODWILL AND OTHER INTANGIBLE ASSETS

     As described in Note 6 (d), the Optronics division applied Statement 142 on January 1, 2002. Had this statement been applied prior to January 1, 2002, net income exclusive of amortization expense related to goodwill would have been as follows for the periods presented:

                                                     SIX MONTH ENDED JUNE 30,
                                                     ------------------------
                                                      2002               2001
                                                     ------              ----
                                                      (IN MILLIONS OF EURO)
              Reported net income                    (310.9)             23.4
              Add back : Goodwill amortization           --               2.0
                                                     ------              ----
              Adjusted net income                    (310.9)             25.4
                                                     ======              ====

     The adoption of Statement 142 does not affect the other intangible assets.

(2)  RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

(a) SFAS 145 -- RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS

     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. The Optronics division will adopt this statement on April 1, 2003. The management of the division expects that the adoption of SFAS 145 will not have any material impact on the financial statements.

(b)  SFAS 146-- ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES (SFAS
146). SFAS 146 replaces EITF Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Optronics division commits to a restructuring plan. SFAS 146 is to be applied

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
   NOTES TO THE UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The provisions of SFAS 146 could result in the Optronics division recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

                                  APPENDIX H-3

                          ALCATEL CONSOLIDATED ANNUAL
                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                        DECEMBER 31, 2002, 2001 AND 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                     ALCATEL

                     54, rue La Boetie, 75008, Paris, France

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

ALCATEL

2002 CONSOLIDATED FINANCIAL STATEMENTS

             Consolidated income statements for the years ended December 31, 2002, 2001 and 2000          p.  2

             Consolidated balance sheets at December 31, 2002, 2001 and 2000                              p.  3

             Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000   p.  5

             Consolidated statement of changes in shareholders' equity for the years ended December 31,
             2002, 2001 and 2000                                                                          p.  6

             Notes to consolidated financial statements:

             - Summary of accounting policies                                                             p.  7

             - Changes in the consolidated companies                                                      P. 11

             - Business segments                                                                          p. 14

             - Geographical segments                                                                      p. 16

             - Other                                                                                      p. 17

            (THIS IS A FREE TRANSLATION OF THE ORIGINAL FRENCH TEXT
                        FOR INFORMATION PURPOSES ONLY)

To the Shareholders of the company Alcatel:

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31, 2002, on the audit of the accompanying consolidated financial statements of the Company Alcatel.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2002 and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without calling the above opinion into question, we would draw your attention to the note 1 to the financial statements detailing the change of method resulting from the first implementation, as of January 1st, 2002, of regulation CRC no. 2000-06 relating to liabilities.

We also performed the verification of the information given in the management report of the Board of Directors. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

                       Neuilly-sur-Seine, February 4, 2003


                             The Statutory Auditors





           -------------------------               --------------------------
           BARBIER FRINAULT & AUTRES                DELOITTE TOUCHE TOHMATSU
              Christian Chiarasini                         Alain Pons

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

                                                        Q4 2002         Q4 2001*
                                             NOTE     (UNAUDITED)      (UNAUDITED)          2002            2001*           2000
                                            -------   ------------    --------------    -------------    -----------    -----------
                                                               IN MILLIONS OF EUROS EXCEPT PER SHARE INFORMATION
Net sales                                        (3)         4,508             6,766           16,547         25,353         31,408
Cost of sales                                               (3,279)           (5,528)         (12,186)       (19,074)       (22,193)
                                                      ------------    --------------    -------------    -----------    -----------
GROSS PROFIT                                                 1,229             1,238            4,361          6,279          9,215
                                                      ------------    --------------    -------------    -----------    -----------
Administrative and selling expenses                           (647)             (893)          (2,862)        (3,773)        (4,136)
R&D costs                                                     (562)             (713)          (2,226)        (2,867)        (2,828)
                                                      ------------    --------------    -------------    -----------    -----------
INCOME (LOSS) FROM OPERATIONS                    (3)            20              (368)            (727)          (361)         2,251
                                                      ------------    --------------    -------------    -----------    -----------
Interest expense on notes mandatorily
 redeemable for shares                          (22)            (1)               --               (1)            --             --
Financial loss                                   (4)          (136)             (248)          (1,018)        (1,568)          (435)
Restructuring costs                             (24)          (500)             (598)          (1,474)        (2,124)          (143)
Other revenue (expense)                          (6)          (292)             (456)            (830)          (213)           623
                                                      ------------    --------------    -------------    -----------    -----------
INCOME (LOSS) BEFORE AMORTIZATION OF
 GOODWILL AND TAXES                                           (909)           (1,670)          (4,050)        (4,266)         2,296
                                                      ------------    --------------    -------------    -----------    -----------
Income tax                                       (7)           (62)              396               19          1,261           (497)
Share in net income of equity affiliates
 and discontinued operations                     (5)            24               (16)            (107)           (16)           125
                                                      ------------    --------------    -------------    -----------    -----------
CONSOLIDATED NET INCOME (LOSS) BEFORE
 AMORTIZATION OF GOODWILL AND PURCHASED R&D                   (947)           (1,290)          (4,138)        (3,021)         1,924
                                                      ------------    --------------    -------------    -----------    -----------
Amortization of goodwill                         (9)          (147)             (185)            (589)        (1,933)          (576)
Purchased R&D                                                   --                --               --             (4)           (21)
Minority interests                                             (25)              (23)             (18)            (5)            (3)
                                                      ------------    --------------    -------------    -----------    -----------
NET INCOME (LOSS)                                           (1,119)           (1,498)          (4,745)        (4,963)         1,324
                                                      ------------    --------------    -------------    -----------    -----------
ORDINARY SHARES (A)**
BASIC EARNINGS PER SHARE                         (8)         (0.93)            (1.28)           (3.99)         (4.33)          1.25
DILUTED EARNINGS PER SHARE                       (8)         (0.93)            (1.28)           (3.99)         (4.33)          1.20
                                                      ------------    --------------    -------------    -----------    -----------
ALCATEL TRACKING STOCK (O) (OPTRONICS
 DIVISION)***
BASIC EARNINGS PER SHARE                         (8)         (1.06)            (1.52)           (3.86)         (1.47)          0.14
DILUTED EARNINGS PER SHARE                       (8)         (1.06)            (1.52)           (3.86)         (1.47)          0.14
                                                      ------------    --------------    -------------    -----------    -----------

----------
* In order to make comparisons easier, restated income statements are presented in note 2 to take into account significant changes in consolidated companies during the second half of 2001 and the first half 2002.

** Net income per class A share for 2000 was restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders' meeting of May 16, 2000.

*** For 2000, net income has been taken into account from October 20, 2000, issuance date of the class O shares.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

ASSETS                                                                          NOTE       2002         2001         2000
---------------------------------------------------------------------------    ------   ----------   ----------   ----------
                                                                                            IN MILLIONS OF EUROS
Goodwill, net                                                                      (9)       4,597        5,257        7,043
Other intangible assets, net                                                      (10)         312          472          504
                                                                                        ----------   ----------   ----------
INTANGIBLE ASSETS, NET                                                                       4,909        5,729        7,547
                                                                                        ----------   ----------   ----------
Property, plant and equipment                                                     (11)       8,236        9,698       11,941
Depreciation                                                                      (11)      (5,737)      (5,496)      (7,283)
                                                                                        ----------   ----------   ----------
PROPERTY, PLANT AND EQUIPMENT, NET                                                           2,499        4,202        4,658
                                                                                        ----------   ----------   ----------
Share in net assets of equity affiliates and net assets and liabilities of
 discontinued operations                                                          (12)         306          799        1,152
Other investments and miscellaneous, net                                          (13)         975        1,169        3,327
                                                                                        ----------   ----------   ----------
INVESTMENTS AND OTHER FINANCIAL ASSETS                                                       1,281        1,968        4,479
                                                                                        ----------   ----------   ----------
TOTAL FIXED ASSETS                                                                           8,689       11,899       16,684
                                                                                        ----------   ----------   ----------
INVENTORIES AND WORK IN PROGRESS                                                  (15)       2,329        4,681        7,415
                                                                                        ----------   ----------   ----------
Trade receivables and related accounts net                                        (16)       4,716        8,105       10,659
Other accounts receivable net                                                     (17)       4,037        6,851        5,160
                                                                                        ----------   ----------   ----------
ACCOUNTS RECEIVABLE                                                                          8,753       14,956       15,819
                                                                                        ----------   ----------   ----------
Marketable securities, net*                                                       (18)         716          490          443
Cash (net)                                                                                   5,393        4,523        2,617
                                                                                        ----------   ----------   ----------
CASH AND CASH EQUIVALENTS*                                                                   6,109        5,013        3,060
                                                                                        ----------   ----------   ----------
TOTAL CURRENT ASSETS                                                                        17,191       24,650       26,294
                                                                                        ----------   ----------   ----------
TOTAL ASSETS                                                                                25,880       36,549       42,978
                                                                                        ----------   ----------   ----------

----------
* Cash and cash equivalent as of December 31, 2002 includes in the marketable securities net line item, listed securities amounting to EURO 44 million. Without listed securities, cash and cash equivalent amounts to EURO 6,065 million as indicated in the consolidated statements of cash flows.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                      2002                   2001            2000*
                                                           --------------------------    -------------   -------------
                                                   NOTE      BEFORE          AFTER*          AFTER           AFTER
                                                                  APPROPRIATION          APPROPRIATION   APPROPRIATION
                                                   ----    -----------    -----------    -------------   -------------
                                                                             IN MILLIONS OF EUROS
Capital stock (Euro 2 nominal value:
1,239,193,498 class A shares and 25,515,000
class O shares issued at December 31, 2002 ;
1,215,254,797 class A shares and 25,515,000
class O shares issued at December 31, 2001 and
1,212,210,685 class A shares and 16,500,000
class O shares at December 31, 2000)                             2,529          2,529            2,481           2,457
Additional paid-in capital                                       9,573          9,573            9,565           9,558
Retained earnings                                                 (333)        (5,078)            (389)          4,719
Cumulative translation adjustments                                (283)          (283)            (185)           (350)
Net income                                                      (4,745)            --               --              --
Less treasury stock at cost                                     (1,734)        (1,734)          (1,842)         (2,023)
                                                           -----------    -----------    -------------   -------------
SHAREHOLDERS' EQUITY                                (20)         5,007          5,007            9,630          14,361
                                                           -----------    -----------    -------------   -------------
MINORITY INTERESTS                                  (21)           343            343              219             435
                                                           -----------    -----------    -------------   -------------
OTHER EQUITY
NOTES MANDATORILY REDEEMABLE FOR SHARES             (22)           645            645               --              --
                                                           -----------    -----------    -------------   -------------
Accrued pension and retirement obligations          (23)         1,016          1,016            1,120           1,292
Other reserves(a)                                   (24)         3,301          3,301            4,154           3,005
                                                           -----------    -----------    -------------   -------------
TOTAL RESERVES FOR LIABILITIES AND CHARGES                       4,317          4,317            5,274           4,297
                                                           -----------    -----------    -------------   -------------
Bonds and notes issued                                           5,325          5,325            5,969           4,972
Other borrowings                                                   458            458            1,706           2,418
                                                           -----------    -----------    -------------   -------------
TOTAL FINANCIAL DEBT                                (25)         5,783          5,783            7,675           7,390
(OF WHICH MEDIUM AND LONG-TERM PORTION)                          4,687          4,687            5,879           5,577
                                                           -----------    -----------    -------------   -------------
Customers' deposits and advances                    (26)         1,482          1,482            1,693           1,560
Trade payables and related accounts(a)                           4,162          4,162            5,080           6,393
Debts linked to bank activity                       (27)           246            246              660             932
Other payables                                      (28)         3,895          3,895            6,318           7,610
                                                           -----------    -----------    -------------   -------------
TOTAL OTHER LIABILITIES                                          9,785          9,785           13,751          16,495
                                                           -----------    -----------    -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      25,880         25,880           36,549          42,978
                                                           -----------    -----------    -------------   -------------

----------
*    See note 19.

(a) Accrued contract costs previously under the line "accrued contracts costs and other reserves" have been reclassified under the line "trade payables" (EURO 650 million at December 31, 2000).

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            NINE MONTHS
                                                               2002            Q4 2002
                                                            (UNAUDITED)      (UNAUDITED)         2002          2001         2000
                                                           -------------    --------------    -----------   ----------   ----------
                                                                                     IN MILLIONS OF EUROS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                 (3,626)           (1,119)        (4,745)      (4,963)       1,324
Minority interests                                                    (7)               25             18            5            3
Adjustments to reconcile income before minority interests
  to net cash provided by operating activities:
- Depreciation and amortization, net                                 739               271          1,010        1,279        1,189
- Amortization and depreciation of goodwill and purchased
  R&D                                                                442               147            589        1,937          597
- Net allowances in reserves for pension obligations                   8               (11)            (3)          41           24
- Changes in valuation allowances and other reserves, net          1,374               (16)         1,358        2,001          (32)
- Net (gain) loss on disposal of non-current assets                 (413)              126           (287)        (943)        (915)
- Share in net income of equity affiliates (net of
  dividends received)                                                214               (26)           188           88          (47)
                                                           -------------    --------------    -----------   ----------   ----------
WORKING CAPITAL PROVIDED (USED) BY OPERATIONS                     (1,269)             (603)        (1,872)        (555)       2,143
                                                           -------------    --------------    -----------   ----------   ----------
Net change in current assets and liabilities:
- Decrease (increase) in inventories                               1,244               756          2,000        1,186       (3,330)
- Decrease (increase) in accounts receivable                       3,103               333          3,436        1,407       (1,192)
- Decrease (increase) in advances and progress payments                3               107            110          (99)          74
- Increase (decrease) in accounts payable and accrued
  expenses                                                        (1,038)              (46)        (1,084)        (925)         898
- Increase (decrease) in customers deposits and advances            (279)              106           (173)         153          424
- Increase (decrease) in other receivables and debts                 136               170            306         (622)        (262)
                                                           -------------    --------------    -----------   ----------   ----------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES (a)               1,900               823          2,723          545       (1,245)
                                                           -------------    --------------    -----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                               236                44            280          182          107
Capital expenditures                                                (399)              (91)          (490)      (1,748)      (1,834)
Decrease (increase) in loans (b)                                    (720)             (119)          (839)         299         (962)
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition of
  unconsolidated companies                                          (206)               13           (193)        (743)        (834)
Cash proceeds from sale of previously consolidated
  companies, net of cash sold, and from sale of
  unconsolidated companies                                           797                16            813        3,627        1,579
                                                           -------------    --------------    -----------   ----------   ----------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                    (292)             (137)          (429)       1,617       (1,944)
                                                           -------------    --------------    -----------   ----------   ----------
NET CASH FLOWS AFTER INVESTMENT                                    1,608               686          2,294        2,162       (3,189)
                                                           -------------    --------------    -----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt                            (1,192)             (277)        (1,469)      (1,401)        (889)
Proceeds from issuance of long-term debt                              --               645            645        1,744        2,565
Proceeds from issuance of shares                                       8                --              8            8        1,490
Dividends paid                                                      (269)               (7)          (276)        (567)        (508)
                                                           -------------    --------------    -----------   ----------   ----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                  (1,453)              361         (1,092)        (216)       2,658
                                                           -------------    --------------    -----------   ----------   ----------
Net effect of exchange rate changes                                  (67)              (83)          (150)           7           (4)
                                                           -------------    --------------    -----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  88               964          1,052        1,953         (535)
                                                           -------------    --------------    -----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     5,013             5,101          5,013        3,060        3,595
                                                           -------------    --------------    -----------   ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR WITHOUT LISTED
  SECURITIES                                                       5,101             6,065          6,065        5,013        3,060
                                                           -------------    --------------    -----------   ----------   ----------
OPERATIONAL CASH FLOWS (a) + (b) = NET CASH PROVIDED
  (USED) BY OPERATING ACTIVITIES + DECREASE (INCREASE) IN
  LOANS (b)                                                        1,180               704          1,884          844       (2,207)
                                                           -------------    --------------    -----------   ----------   ----------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                            NUMBER          NUMBER                                               EXCHANGEABLE       CUMULATIVE
                           OF SHARES       OF SHARES                 ADDITIONAL                 SHARES ALCATEL      TRANSLATION
                          OUTSTANDING     OUTSTANDING     CAPITAL     PAID-IN      RETAINED        NETWORKS           ADJUST-
        NOTE               CLASS A          CLASS O        STOCK      CAPITAL      EARNINGS          CORP.             MENTS
----------------------  --------------   --------------  ---------  -----------   ----------   -----------------   ------------
                                                                  IN MILLIONS OF EUROS
BALANCE AT
 DECEMBER 31, 1999
 AFTER APPROPRIATION       185,611,973                       1,999        7,025        4,315                               (570)
Split by 5 of the
 nominal value of
 (20a) the share           928,059,865
Capital increase
 linked to the
 acquisition of
 Genesys                    33,683,865                          68        1,368
Capital increase
 linked to the
 acqui-sition of
 Alcatel Networks
 Corporation               104,083,459                         208        5,013
Issuance of shares
 for Alcatel
 Networks
 Corporation stock
 options and
 warrants                   23,880,728                          48        1,149
Issuance of class O
 shares                                      16,500,000         33        1,315
Other capital
 increase                    5,075,879                          10          146
Exchangeable shares
 Alcatel Networks
 Corporation                46,010,519                          91                                         2,217
Acquisition of
 Genesys                                                                 (1,368)        (320)
Acquisition of
 Alcatel Networks
 Corp.                                                                   (5,013)      (2,354)
Net change in
 treasury stock
 owned by
 consolidated
 subsidiaries               (7,520,814)                                                  185
Additional effect
 relating to
 adoption of new
 methodology                                                                (77)
 (regulation 99-02)
Other adjustment                                                                         (64)
Translation
 adjustment                                                                                                                 220
Net income
Appropriation of
 net income                                                                              740
                        --------------   --------------  ---------  -----------   ----------   -----------------   ------------
BALANCE AT
 DECEMBER 31, 2000
 AFTER APPROPRIATION     1,133,273,501       16,500,000      2,457        9,558        2,502               2,217           (350)
                        --------------   --------------  ---------  -----------   ----------   -----------------   ------------
Capital increase
 linked to the
 acquisition of
 Kymata                      2,200,000        9,015,000         22           72
Other capital
 increase                      844,112                           2           11*
Exchangeable shares
 Alcatel Networks
 Corporation                                                                           1,394              (1,394)
Acquisition of
 Kymata                                                                     (76)
Net change in
 treasury stock of
 class O shares
 owned by
 consolidated
 subsidiaries                                   (11,655)                                 (10)
Net change in
 treasury stock of
 class A shares
 owned by
 consolidated
 subsidiaries               10,505,542                                                    93
Other adjustment                                                                         (31)
Translation
 adjustment                                                                                                  165
Net income (loss)
Appropriation of
 net income                                                                           (5,160)
                        --------------   --------------  ---------  -----------   ----------   -----------------   ------------
BALANCE AT
 DECEMBER 30, 2001
 AFTER APPROPRIATION     1,146,823,155       25,503,345      2,481        9,565       (1,212)                823           (185)
                        --------------   --------------  ---------  -----------   ----------   -----------------   ------------
Capital increase
 linked to the (20c)
 acquisition of
 Astral Point                8,783,396                          18          126
Capital increase
 linked to the (20c)
 acquisition of
 Telera                     15,147,728                          30           49
 Other
 capital
  increase(20c)                  7,577                          --            8
Exchangeable shares
 Alcatel Networks
 Corporation                                                                             573                (573)
Acquisition of
 Astral Point                                                              (126)         (36)
Acquisition of
 Telera                                                                     (49)         (11)
Net change in
 treasury stock
 of(20f) class A
 shares owned by
 consolidated
 subsidiaries                5,715,418                                                    (7)
Other adjustment**                                                                       110
Translation
 adjustment                                                                                                  (98)
Net income (loss)

BALANCE AT
 DECEMBER 31, 2002
 BEFORE
 APPROPRIATION           1,176,477,274       25,503,345      2,529        9,573         (583)                250           (283)
Allocation of net
 income                                                                               (4,745)
BALANCE AT
 DECEMBER 30, 2002
 AFTER ALLOCATION        1,176,477,274       25,503,345      2,529        9,573       (5,328)                250           (283)

                                            TREASURY
                                             STOCK
                             NET            OWNED BY      SHARE-
                           INCOME         CONSOLIDATED    HOLDERS'
        NOTE               (LOSS)         SUBSIDIARIES    EQUITY
---------------------   --------------   --------------  ---------
BALANCE AT
 DECEMBER 31, 1999
 AFTER APPROPRIATION                --           (1,237)    11,532
Split by 5 of the
 nominal value of
 (20a) the share
Capital increase
 linked to the
 acquisition of
 Genesys                                                     1,436
Capital increase
 linked to the
 acqui-sition of
 Alcatel Networks
 Corporation                                                 5,221
Issuance of shares
 for Alcatel
 Networks
 Corporation stock
 options and
 warrants                                        (1,197)        --
Issuance of class O
 shares                                                      1,348
Other capital
 increase                                                      156
Exchangeable shares
 Alcatel Networks
 Corporation                                                 2,308
Acquisition of
 Genesys                                                    (1,688)
Acquisition of
 Alcatel Networks
 Corp.                                                      (7,367)
Net change in
 treasury stock
 owned by
 consolidated
 subsidiaries                                       411        596
Additional effect
 relating to
 adoption of new
 methodology
 (regulation 99-02)                                            (77)
Other adjustment                                               (64)
Translation
 adjustment                                                    220
Net income                       1,324                       1,324
Appropriation of
 net income                     (1,324)                       (584)
                        --------------   --------------  ---------
BALANCE AT
 DECEMBER 31, 2000
 AFTER APPROPRIATION                --           (2,023)    14,361
                        --------------   --------------  ---------
Capital increase
 linked to the
 acquisition of
 Kymata                                                         94
Other capital
 increase                                                       13
Exchangeable shares
 Alcatel Networks
 Corporation                                                    --
Acquisition of
 Kymata                                                        (76)
Net change in
 treasury stock of
 class O shares
 owned by
 consolidated
 subsidiaries                                                  (10)
Net change in
 treasury stock of
 class A shares
 owned by
 consolidated
 subsidiaries                                       181        274
Other adjustment                                               (31)
Translation
 adjustment                                                    165
Net income (loss)               (4,963)                     (4,963)
Appropriation of
 net income                      4,963                        (197)
                        --------------   --------------  ---------
BALANCE AT
 DECEMBER 30, 2001
 AFTER APPROPRIATION                --           (1,842)     9,630
                        --------------   --------------  ---------
Capital increase
 linked to the (20c)
 acquisition of
 Astral Point                                                  144
Capital increase
 linked to the (20c)
 acquisition of
 Telera                                                         79
 Other
 capital
  increase(20c)                                                  8
Exchangeable shares
 Alcatel Networks
 Corporation                                                    --
Acquisition of
 Astral Point                                                 (162)
Acquisition of
 Telera                                                        (60)
Net change in
 treasury stock
 of(20f) class A
 shares owned by
 consolidated
 subsidiaries                                       108        101
Other adjustment**               110
Translation
 adjustment                                                    (98)
Net income (loss)               (4,745)                     (4,745)

BALANCE AT
 DECEMBER 31, 2002
 BEFORE
 APPROPRIATION                  (4,745)          (1,734)     5,007
Allocation of net
 income                          4,745                          --
BALANCE AT
 DECEMBER 30, 2002
 AFTER ALLOCATION                   --            1,734)     5,007

----------
* Of which EURO 13 million related to a capital increase and EURO (2) million of expenses for the issuance of class O shares carried out in 2000.

** Relating mainly from the follow-up of opening balance sheet of companies acquired according to "pooling of interest" accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of regulation n
     DEG. 00-06 (regulation on liabilities) approved by the "Comite de Reglementation Comptable" and from the consolidation of Alcatel Shanghai Bell which had been previously accounted for under the equity method.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF ACCOUNTING POLICIES

Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries ("Alcatel" or the "Group") are presented in accordance with the "Principles and accounting methodology relative to consolidated financial statements" regulation 99-02 of the "Comite de Reglementation Comptable" approved by decree dated June 22, 1999.

From January 1, 2002, Alcatel has applied the regulation n DEG.00-06, regulation on liabilities, approved by the "Comite de la Reglementation Comptable". This application as at January 1, 2002 did not have an impact on Alcatel's financial position.

a) CONSOLIDATION METHODS

Companies over which the Group has control are fully consolidated.

Companies over which the Group has a joint control are accounted for under proportionate consolidation.

Companies over which the Group has a significant influence ("equity affiliates") are accounted for under the equity method. Significant influence is generally assumed when the Group's interest is more than 20%.

All significant intra-group transactions are eliminated.

The banking subsidiary of Alcatel is fully consolidated. Banking operating income is included in financial income.

b) BUSINESS COMBINATIONS

For the first consolidation of a controlled company, assets and liabilities of the acquired company are accounted for at their fair value in accordance with regulation 99-02. Any difference between the fair value and the carrying value is accounted for, including minority interest and not only the Group interest (entity theory). Any residual difference is recorded as goodwill (see note 1f).

As an exception to the above described rule and in accordance with the paragraph 215 of regulation 99-02, in the case that:

- the acquisition is carried out in one transaction and concerns at least 90% of the capital of the acquired company,

-    the acquisition is paid in capital stock of a consolidated company,

- the agreement does not provide for a payment in cash higher than 10% of the total amount of the capital stock issued,

- the substance of the agreement remains consistent for the two years following the acquisition, with the above conditions.

then assets and liabilities of the acquired company are maintained at their carrying value adjusted to Group's accounting methods, at the date of the acquisition; the difference between this value and the acquisition cost of the shares remains in shareholders' equity.

The main acquisitions accounted for using this "pooling of interest" method are described in note 9 on goodwill and were restated in the Group's financial statements established according to the U.S. accounting standards (US GAAP financial statements) and published in a document "Form 20F".

Under US GAAP, these acquisitions have been accounted for under the purchase method and specific goodwill have been booked, some of which are subject to significant impairments according to the application of SFAS142. For more details refer to the financial report.

c) TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

The balance sheets of non-French consolidated subsidiaries are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders' equity under the line item "Cumulative translation adjustment".

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

d) TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

Exchange gains or losses on foreign currency borrowings that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders' equity under the line item "Cumulative translation adjustment".

e) RESEARCH AND DEVELOPMENT EXPENSES

These are recorded as expenses for the year in which they are incurred, except for:

- Software development costs that are included in intangible assets, when they strictly comply with the following criteria:

     - the project is clearly defined, and costs are separately identified and reliably measured;

     -    the technical feasibility of the software is demonstrated;

     -    the software will be sold or used in-house;

     - a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

     - adequate resources required for completion of the project are available,

     Software development costs are amortized as follows:

     -    in case of internal use over their probable service lifetime,

     - in case of external use according to prospects for sale, rental or other forms of distribution.

     The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above mentioned criteria.

- Recoverable amounts disbursed under the terms of contracts with customers, which are included in work-in-progress on long-term contracts.

In connection with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel may make the decisions to buy technology that had not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on factors such as the probability of significant delays or failure of new development that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

In estimating the fair value of in-process research and development for acquisitions, Alcatel may consider present value calculations of income, project's accomplishments and remaining outstanding items, the overall contributions of the project, as well as the project's risks.

The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management's estimates of cost of sales, operating expenses and income taxes from such projects.

The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel's weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

If as of the date of an acquisition, research and development projects have not yet reached technological feasibility and the research and development in progress has no alternative future use, the value allocated to these projects is immediately expensed at acquisition.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

f) INTANGIBLE AND TANGIBLE ASSETS

Whenever events or changes in market conditions indicate a risk of impairment of intangible assets (excluding goodwill) and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their fair value.

Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect of possible business strategies, such as restructuring plans of involved companies, on its future cash flows. If necessary, a reserve of these intangible assets and plant, property and equipment is accounted for to reduce their carrying amount to fair value, as measured by discounted forecasted operating cash flow or market value if any.

GOODWILL

Goodwill is amortized using the straight-line method over a period, determined for each transaction, which does not exceed twenty years. Following the significant degradation of the Group's market capitalization during 2002 and the deterioration of the telecommunications sector, all goodwill have been tested for impairment as of December 31, 2002. The impairment test was based on a comparison between the fair value and the net assets carrying value (including goodwill) of the business divisions. These fair values were mainly determined using pre-tax discounted cash flows over 5 years and a discounted terminal value. The discount rate used was 11%.

Assumptions used concerning sales growth and terminal values are reasonable and in line with market data available for each business division. This method is very similar to the step 1 of the impairment test as defined in SFAS 142 (see financial report).

This impairment test was performed as of January 1, June 30 and December 31, 2002 and leads to account for an exceptional goodwill amortization charge of EURO 142 million in 2002 (see note 9)

OTHER INTANGIBLE ASSETS

Software reported as intangible assets are either acquired or created for internal use or master software for those intended for sale to customers. For master software, copies of which will be sold, only research and development costs related to the production phase (programming, coding, test and test sets) are capitalized. Software is depreciated using the straight-line method over no more than 5 years.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

                INDUSTRIAL BUILDINGS, PLANT AND EQUIPMENT
                   - buildings for industrial use                      20 years
                   - infrastructure and fixtures                       10-20 years
                   - equipment and tools                               5-10 years
                   - small equipment and tools                         3 years
                BUILDINGS FOR ADMINISTRATIVE AND COMMERCIAL USE        20-40 YEARS

Depreciation expense is determined using the straight-line method.

Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

g) INVESTMENTS

Investments are stated at the lower of historical cost (excluding revaluations) or fair value (market value for investments in listed companies), and are assessed investment by investment according to their value in use for Alcatel.

h) INVENTORIES

Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

i) PENSION AND RETIREMENT OBLIGATIONS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans by offering early retirement benefits and special termination benefits. For defined benefit pension plans, in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined as follows :

-    using the Projected Unit Credit Method (with projected final salary);

- recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

j) RESERVES FOR RESTRUCTURING

Reserves for restructuring costs are provided when the restructuring programs have been finalized and approved by Group management and have been announced before the closing date of the financial statements, resulting in an obligation of the Group to third parties. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the shut down of facilities. Write-off of fixed assets, inventories and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs.

k) DEFERRED TAXATION

Deferred income taxes are computed under the liability method for all timing differences arising between taxable income and consolidated balance sheet, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change was decided.

Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings.

Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

Due to the difficulty in determining the period in which certain material temporary differences are likely to reverse, tax assets and liabilities are not discounted.

To assess the ability of the Group to recover tax assets, the following elements have been taken into account:

-    part of one time exceptional charges included in past tax losses,

-    historical data concerning recent years tax results,

-    under-valued assets which the Group intends to dispose of,

-    forecasts of future tax results.

l) NET SALES

Net sales include sales and revenues net of value added taxes (VAT). Revenues other than those related to other than long-term contract are recognized upon shipment to customers that transfers risk and reward of ownership.

m) LONG TERM CONTRACTS

Revenues and gross margin related to long term contract are recognized on a percentage-of-completion basis, generally determined following the contractual clauses of the property transfer (customer's acceptance) or following technical criteria such as compliance of the service carried out.

Work in progress on long term contracts is stated at production cost, excluding administrative and selling expenses.

Partial payments received on long term contracts are accounted for as customers' deposits and advances.

n) INCOME FROM OPERATIONS

Income from operations includes gross margin, administrative and selling expenses, research and development expenses (note 1e), pension costs (without financial component, note 1i) and employee profit sharing. Income from operations is calculated before interest expenses on notes mandatorily redeemable for shares, financial income (loss), restructuring costs, other revenues and expenses, income tax, share in net income of equity affiliates and amortization expenses of goodwill.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

o) FINANCIAL INCOME

Financial income includes interest charges and income, dividends received from unconsolidated companies, reserves for investments in unconsolidated companies, marketable securities and other financial assets, net exchange gain (loss) (excluding hedging of commercial transactions), financial component of the pension costs and other financial expenses and income (capital gain/loss on marketable securities disposal for example).

p) OTHER REVENUE AND EXPENSE

Other revenue and expense includes capital gain/loss on share disposals and tangible and intangible asset disposals, non-recurring expenses and revenues linked to usual business, that are exceptional in terms of materiality and frequency, and extraordinary expenses and revenues.

q) STRUCTURE OF CONSOLIDATED BALANCE SHEET AND STATEMENT OF CASH FLOWS

Most of the Group's activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work in progress, accounts receivable) and trading liabilities (reserves for liabilities and charges, customers' deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year.

r) FINANCIAL INSTRUMENTS

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

s) CASH FLOW

The cash and cash equivalents detailed in the consolidated statements of cash flows, includes cash as well as short term investments, that are readily convertible to fixed amounts of cash. Investments in listed securities are excluded from cash and cash equivalents as well as bank accounts restricted in use other than restrictions due to the regulation applied in a specific country or sector of activities (exchange control...).

Bank overdrafts considered as financing are also excluded from cash and cash equivalents.

Cash and cash equivalents in the balance sheet corresponds to the cash and cash equivalents defined above, including listed securities accounted for in marketable securities.

t) MARKETABLE SECURITIES

Marketable securities are valued at the lower of cost or market value.

NOTE 2
CHANGES IN THE CONSOLIDATED COMPANIES

The main changes for 2002 in the consolidated companies are as follows :

- At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel's European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

- Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for Alcatel Class A American Depositary Shares (ADSs) representing 8.8 million of Alcatel Class A shares, for an acquisition price of EURO 144 million. This company is consolidated from April 1, 2002.

- Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel's microelectronic activities to STMicroelectronics for EURO 390 million. As part of this transaction, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that also be made available to the open market. The disposal was completed at the end of June 2002.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

- In July 2002, Alcatel acquired control of Alcatel Shanghai Bell through the acquisition of an additional stake. The Group now owns 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

- In August 2002, Alcatel completed the acquisition of the Telera Corporation. Telera's patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. All outstanding shares and rights to acquire shares of Telera Corp were exchanged for 15.5 million of Alcatel Class A American Depositary Shares
     (ADSs) for an acquisition price of EURO 79 million. This company is consolidated from August 1, 2002

- In September 2002, Alcatel sold 10.3 million Thales shares, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel's shareholding in Thales decreased from 15.83% to 9.7%. Alcatel confirms its position as the number one private shareholder of Thales, with three seats on Thales' board of directors. Alcatel still accounts for Thales using the equity method.

- In October 2002, Alcatel sold 1.5 million Nexans shares. Alcatel no longer has a significant influence on this company, and therefore the remaining securities were reclassified as marketable securities.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The main changes for 2001 in the consolidated companies are as follows:

- Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% stakes in French industrial group Alstom. Following this disposal, Alcatel's stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

- In June 2001, Alcatel made an Initial Public Offering for a significant part of its cables and components business (Nexans activity) for EURO 27 per share for 20,125,000 shares. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001 to the date on which such shares were reclassified as marketable securities, Nexans is accounted for under the equity method at the held interest of 20%.

- In June 2001, Thomson Multimedia and Alcatel signed a memorandum of understanding for the transfer of Alcatel's DSL modem activity to Thomson Multimedia. This activity was no longer consolidated in Alcatel's accounts from July 1, 2001 and its results is presented, from this date until the date of the disposal (end of December 2001), in "other revenue (expense)".

- In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was EURO 795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel's stake in Thales decreased from 25.29% to 20.03%.

- Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a Scottish company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd have been converted into 9 million of Alcatel class O shares and 2.2 million of Alcatel class A shares. Based on average market prices before closing, the transaction price was EURO 95 million. This company is consolidated from the end of September 2001.

- In November 2001, Alcatel disposed of 7 million of Thales shares, bringing its interest to 15.83%. This transaction had no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements continued to be implemented by the two companies. Consequently, Thales remained accounted for under the equity method after the transaction.

- In December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of the Alcatel distribution business in Europe. This business has a headcount of 6,500.

In order to make comparisons easier, unaudited restated income statements are presented to take into account significant changes in consolidated companies since June 30, 2001:

- the Nexans activity is accounted for under the equity method at 100% from January 1, 2001 to June 30, 2001 and at the holding rate from July 1, 2001 to the date on which such shares were reclassified as marketable securities.

- the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001).

- European enterprise distribution activities have been booked in income of discontinued operations for 2001.

- microelectronics activities have been booked in income of discontinued operations for 2001.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                              Q4 2001 PRO                         2001                2000
                                               Q4 2002           FORMA                          PRO FORMA          PRO FORMA
                                             (UNAUDITED)      (UNAUDITED)         2002         (UNAUDITED)        (UNAUDITED)
                                             -----------     -------------    -------------   --------------    ----------------
                                                                            (IN MILLIONS OF EUROS)
Net sales                                          4,508             6,350           16,547           23,845              24,692
Cost of sales                                     (3,279)           (5,267)         (12,186)         (17,987)            (16,594)
                                             -----------     -------------    -------------   --------------    ----------------
GROSS PROFIT                                       1,229             1,083            4,361            5,858               8,098
                                             -----------     -------------    -------------   --------------    ----------------
Administrative and selling expenses                 (647)             (806)          (2,862)          (3,392)             (3,277)
R&D costs                                           (562)             (698)          (2,226)          (2,794)             (2,739)
                                             -----------     -------------    -------------   --------------    ----------------
INCOME FROM OPERATIONS                                20              (421)            (727)            (328)              2,082
                                             -----------     -------------    -------------   --------------    ----------------
Interest expenses on notes mandatorily
 redeemable for shares                                (1)               --               (1)                                  --
Financial income (loss)                             (136)             (241)          (1,018)          (1,546)               (394)
Restructuring costs                                 (500)             (567)          (1,474)          (2,022)               (113)
Other revenue (expense)                             (292)             (390)            (830)            (130)                623
                                             -----------     -------------    -------------   --------------    ----------------
INCOME BEFORE AMORTIZATION OF GOODWILL AND
 TAXES                                              (909)           (1,619)          (4,050)          (4,026)              2,198
                                             -----------     -------------    -------------   --------------    ----------------
Income tax                                           (62)              403               19            1,271                (465)
Share in net income of equity affiliates              24               (74)            (107)            (267)                172
                                             -----------     -------------    -------------   --------------    ----------------
CONSOLIDATED NET INCOME BEFORE
 AMORTIZATION OF GOODWILL                           (947)           (1,290)          (4,138)          (3,022)              1,905
                                             -----------     -------------    -------------   --------------    ----------------
Purchased R&D                                       (147)             (185)            (589)          (1,932)               (562)
Amortization of goodwill                              --                --               --               (4)                (21)
Minority interests                                   (25)              (23)             (18)              (5)                  2
                                             -----------     -------------    -------------   --------------    ----------------
NET INCOME                                        (1,119)           (1,498)          (4,745)          (4,963)              1,324
                                             -----------     -------------    -------------   --------------    ----------------
ORDINARY SHARES (A)
BASIC EARNINGS PER SHARE (IN EUROS)                (0.93)            (1.28)           (3.99)           (4.33)               1.25
DILUTED EARNINGS PER SHARE (IN EUROS)              (0.93)            (1.28)           (3.99)           (4.33)               1.20
ALCATEL TRACKING STOCK (O) (OPTRONICS
 DIVISION)*

BASIC EARNINGS PER SHARE (IN EUROS)                (1.06)            (1.52)           (3.86)           (1.47)               0.14
DILUTED EARNINGS PER SHARE (IN EUROS)              (1.06)            (1.52)           (3.86)           (1.47)               0.14

----------
* Net income taken into account for 2000 from October 20, 2000, issuance date of the O shares.

NOTE 3
INFORMATION BY BUSINESS SEGMENT AND BY GEOGRAPHICAL AREA

a) INFORMATION BY BUSINESS SEGMENT

The tables below break down information by business segment as follows:

- Carrier Networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

-    Optics: terrestrial and submarine transmission, optronics, optical fiber.

-    E-business: PBX, corporate networking.

- Space and Components : mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

- Other : includes miscellaneous businesses outside Alcatel's core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The reporting segment follows the same accounting policies used for the company's consolidated financial statements and described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using "income from operations".

                                                CARRIER                                      SPACE AND                     TOTAL
                                               NETWORKING       OPTICS       E-BUSINESS     COMPONENTS        OTHER        GROUP
                                               ----------    ------------   -----------    -------------    ---------    ---------
                                                                  IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF STAFF
2002
Sales
- segments                                          8,191           3,504         2,268            2,991           22       16,976
- between segments                                    (56)            (32)          (21)            (320)          --         (429)
Net sales                                           8,135           3,472         2,247            2,671           22       16,547
Income from operations*                               214            (839)          (95)             135         (142)        (727)
Depreciation of property, plant and
 equipment                                            317             322            43              109           (4)         787
Changes in operational reserves                      (533)           (223)          (52)             (54)          --         (862)
(CURRENT ASSETS AND ACCRUED CONTRACT
 COSTS)
Capital expenditures                                   87             130            16               89           18          340
Property, plant and equipment                         783           1,106            80              497           33        2,499
Inventories and work in progress                      997             854            58              420           --        2,329
Other current assets from operations(a)             2,790             953           283              928           96        5,050
Total assets from operations                        4,570           2,913           421            1,845          129        9,878
Staff                                              37,259          15,017         6,139           16,835          690       75,940

----------
* For 2002, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line "other revenue (expense)" (Note 6).

(a) Total current assets from operations for reportable segments                                                             5,050
    Eliminations of inter-segment operations                                                                                  (187)
                                                                                                                            ------
    Total consolidated trade receivables and advances                                                                        4,863

                                         CARRIER                                   SPACE AND                     TOTAL
                                        NETWORKING       OPTICS     E-BUSINESS     COMPONENTS      OTHER         GROUP
                                       ------------    ----------   -----------    ----------   -----------   -----------
                                                         IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF STAFF
2001 (UNAUDITED)
Sales
- segments                                11,088         7,540         2,345         3,684            23        24,680
- between segments                          (151)         (105)          (44)         (535)           --          (835)
Net sales                                 10,937         7,435         2,301         3,149            23        23,845
Income from operations*                     (116)          145          (522)          155            10          (328)
Depreciation of property, plant
 and equipment                               373           354            90           132             8           957
Changes in operational reserves              (61)          423           (35)           13           (88)          252
(CURRENT ASSETS AND ACCRUED
 CONTRACT COSTS)
Capital expenditures                         307           901            51           176             2         1,437
Property, plant and equipment              1,150         2,051           138           696            44         4,079
Inventories and work in progress           1,808         2,061           135           501            --         4,505
Other current assets from
 operations(a)                             3,736         2,622           428         1,291           102         8,179
Total assets from operations               6,694         6,734           701         2,488           146        16,763
Staff                                     44,265        19,936         7,777        19,074           712        91,764

----------

* For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line "other revenue (expense)" (Note 6).

(a) Total current assets from operations for reportable segments                                                 8,179
    Eliminations of inter-segment operations                                                                      (263)
                                                                                                                ------
    Total consolidated trade receivables and advances                                                            7,916

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                 CARRIER                                   SPACE AND                      TOTAL
                                                NETWORKING      OPTICS      E-BUSINESS    COMPONENTS       OTHER          GROUP
                                                ----------    ----------    ----------    ----------    -----------    -----------
                                                                IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF STAFF
2000 RESTATED (UNAUDITED)
Sales
- segments                                          11,222         7,110         3,264         3,793             61        25,450
- between segments                                     (17)         (108)           (9)         (599)           (25)         (758)
Net sales                                           11,205         7,002         3,255         3,194             36        24,692
Income from operations                                 779           856           140           269*            38         2,082
Depreciation of property, plant and
 equipment                                             333           257            97           154             14           855
Changes in operational reserves                        184             2           147           (70)            --           263
(CURRENT ASSETS AND ACCRUED CONTRACT
COSTS)

Capital expenditures                                   371           599           151           189             14         1,324
Property, plant and equipment                        1,162         1,309           334           792            115         3,712
Inventories and work in progress                     2,654         2,374           697           515             --         6,240
Other current assets from operations(a)              4,020         3,270           615         1,606            121         9,632
Total assets from operations                         7,836         6,953         1,645         2,913            236        19,583
Staff                                               48,628        22,432         9,409        24,040            697       105,206

----------
* For 2000, due to its unusual amount, the reserve on receivable ( EURO 25 million) Globalstar has been classified under the line "other income and expenses".

(a) Total current assets from operations for reportable segments                                                            9,632
    Nexans' operational assets                                                                                              1,012
    Eliminations of inter-segment operations                                                                                 (304)
                                                                                                                          -------
    Total consolidated trade receivables and advances                                                                      10,340

b) INFORMATION BY GEOGRAPHICAL SEGMENT

                                                            REST OF                     UNITED       REST OF       CONSO-
                                 FRANCE       GERMANY       EUROPE         ASIA         STATES        WORLD       LIDATED
                               ----------   -----------   -----------   -----------   ----------   -----------   ----------
                                                             IN MILLIONS OF EUROS EXCEPT FOR NUMBER OF STAFF
2002
Net sales
    - by subsidiary
      location                    6,014         1,485         3,313         1,791        2,628         1,316       16,547
    - by geographical
      market                      2,379         1,225         4,733         3,139        2,553         2,518       16,547
Income from
 operations                        (368)          (33)         (238)          104         (345)          153         (727)
Property, plant and
 equipment, net                     849           252           699           166          396           137        2,499
Total Assets                     13,777         1,320         4,482         2,306        2,913         1,082       25,880
Staff                            25,381         8,561        19,995         8,960        7,715         5,328       75,940
2001 RESTATED
 (UNAUDITED)
Net sales
    - by subsidiary
      location                    7,585         2,275         4,680         1,848        4,995         2,462       23,845
    - by geographical
      market                      3,596         1,764         6,152         3,312        4,851         4,170       23,845
Income from
 operations                        (217)          230            84            89         (594)           80         (328)
Property, plant and
 equipment, net                   1,175           364         1,113            88        1,041           297        4,079
Total Assets                     16,875         1,741         7,785         1,404        5,588         2,543       35,936
Staff                            28,647        11,490        24,772         5,090       11,491        10,274       91,764
2000 RESTATED
(UNAUDITED)
Net sales
    - by subsidiary
      location                    8,426         1,674         4,782           900        6,309         2,601       24,692
    - by geographical
      market                      3,271         1,700         6,966         2,078        5,945         4,733       24,692
Income from
 operations                         643           145           622            92          420           160        2,082
Property, plant and
 equipment, net                   1,063           338           804            85        1,054           367        3,712
Total Assets                     15,541         1,862         8,648         1,069        8,020         3,441       38,581
Staff                            30,144        12,207        26,463         4,691       17,298        14,403      105,206

----------
     The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4
FINANCIAL INCOME (LOSS)

                                                                           Q4 2002
                                                                         (UNAUDITED)        2002            2001         2000
                                                                        ------------    ------------    ------------  ----------
                                                                                            IN MILLIONS OF EUROS
Net interest (expense) income                                                    (39)           (159)           (278)       (235)
Dividends                                                                         (2)              9              47          37
Provision for depreciation of investments(a)                                     (34)           (669)         (1,228)       (175)
Net exchange gain (loss)                                                         (21)            (82)           (118)        (51)
Financial component of the pension costs                                         (17)            (70)            (61)        (33)
Other financial items (net)                                                      (23)            (47)             70          22
                                                                        ------------    ------------    ------------  ----------
NET FINANCIAL INCOME (LOSS)                                                     (136)         (1,018)         (1,568)       (435)
                                                                        ------------    ------------    ------------  ----------

----------
(a) - Of which EURO (80) millions and EURO (114) million represent depreciation of the assets held related to Globalstar's activities for 2001 and 2000 respectively.

    - EURO (480) million and EURO (171) million, respectively, for reserves to cover guarantee and customers credits in 2002 and 2001.

    - EURO (820) million of reserves taken in conjunction with financial investments in 2001.

NOTE 5
EQUITY AFFILIATES AND DISPOSED OF OR DISCONTINUED OPERATIONS

                                                          Q4 2002
       Income statement                                 (UNAUDITED)     2002         2001       2000
                                                        -----------   ---------   ---------   ---------
                                                                          IN MILLIONS OF EUROS
       Share of net income equity affiliates*                    24         (75)        (16)        125
       Income of disposed operations**                           --         (32)         --          --
                                                        -----------   ---------   ---------   ---------
       TOTAL                                                     24        (107)        (16)        125
                                                        -----------   ---------   ---------   ---------

----------
* For 2002, EURO (79) million related to the actual share in net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales is taken into account only after the publication of their financial statements. 2002 information for Thales was not available at the closing date of Alcatel's financials so that no share net in income of Thales is taken into account in the 2002 second semester income statement.

**   Disposed operations are described in note 2.

The income statement of disposed operations for 2002 is as follows:

                                                                  Q4 2002
                                                                (UNAUDITED)     2002
                                                                -----------   ---------
               Net sales                                                 --         318
               Costs of sales                                            --        (257)
                                                                -----------   ---------
               GROSS MARGIN                                              --          61
                                                                -----------   ---------
               Administrative and selling expenses                       --         (82)
                                                                -----------   ---------
               INCOME FROM OPERATIONS                                    --         (21)
                                                                -----------   ---------
               NET INCOME (LOSS)                                         --         (32)
                                                                -----------   ---------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6
OTHER REVENUE (EXPENSE)

                                                                   Q4 2002
                                                                 (UNAUDITED)     2002        2001        2000
                                                                 -----------  ----------  ----------  ----------
                                                                               IN MILLIONS OF EUROS
Net capital gains (loss) on disposal of tangible assets                    6          (9)         42           9
Net capital gains (loss) on disposal of shares*                         (132)        296         901         905
                                                                 -----------  ----------  ----------  ----------
NET CAPITAL GAINS (LOSS) ON DISPOSAL OF ASSETS                          (126)        287         943         914
                                                                 -----------  ----------  ----------  ----------
Write off of trade receivables and inventories**                         (63)       (548)       (455)         --
Write off of other assets***                                            (124)       (473)       (141)         --
Cost linked to the termination or disposal of activities****              (2)         (2)       (302)       (224)
Other financial revenue (expense)                                          9          (1)       (146)         --
Other                                                                     14         (93)       (112)        (67)
                                                                 -----------  ----------  ----------  ----------
OTHER REVENUE (EXPENSE)                                                 (166)     (1,117)     (1,156)       (291)
                                                                 -----------  ----------  ----------  ----------
TOTAL                                                                   (292)       (830)       (213)        623
                                                                 -----------  ----------  ----------  ----------
* of which:
  - disposal of Abatis shares                                             --          --          --         132
  - disposal of Alstom shares                                             --           1         122          --
  - disposal of Vivendi, Societe Generale, Thales
    and Thomson Multimedia shares                                         --         261         467         714
  - Nexans securities                                                     (9)        (22)       (692)         --
  - disposal of Alcatel Microelectronics shares                           --         221          --          --
  - miscellaneous (less than EURO  100 million of
    net value each)                                                     (123)       (164)          4          59
** of which:
  - related to the Carrier networking segment                            (31)        (90)       (110)         --
  - related to the Optic segment                                         (14)       (440)       (345)         --
  - related to the e-Business segment                                     --          --          --          --
  - related to the Space and Components segment                          (18)        (18)         --          --
*** of which:
  - impairment of fixed assets in Optical segment                        (98)       (394)         --          --
**** of which:
  - stop of the LMDS activity                                             --          --         (32)       (224)
  - disposal of CPE activities                                             1          10        (166)         --
  - write off on acquired technologies                                    --          (9)        (82)         --
  - miscellaneous                                                         (3)         (3)        (22)         --

NOTE 7
INCOME TAX

a) ANALYSIS OF INCOME TAX (BENEFIT) CHARGE

                                                                   Q4 2002
                                                                 (UNAUDITED)     2002        2001       2000
                                                                 -----------  ----------  ----------  ----------
                                                                               IN MILLIONS OF EUROS
Current income tax charge                                                 (1)       (283)        151         638
Deferred income tax charge (credit), net                                  63         264      (1,412)       (141)
                                                                 -----------  ----------  ----------  ----------
INCOME TAX (BENEFIT) CHARGE                                               62         (19)     (1,261)        497
                                                                 -----------  ----------  ----------  ----------

Due to the choice taken to carry-back tax losses, for instance in France, a current income tax profit has been recorded during the 2002 exercise (see Note
29b) of which the counterpart is a charge in deferred income tax.

Given income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

These two evolutions explain why there was a deferred income tax charge at the end of December 2002 of EURO 0.3 billion, to compare to a deferred income tax benefit of more than EURO 1.4 billion for the same period of the previous financial year.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) EFFECTIVE INCOME TAX RATE

The effective benefit or charge income tax can be analyzed as follows:

                                                                    2002            2001            2000
                                                                 -------------   ------------    -----------
                                                                  IN MILLIONS OF EUROS EXCEPT FOR PERCENTAGE
INCOME BEFORE TAXES, SHARE IN NET INCOME OF EQUITY AFFILIATES,
 AMORTIZATION OF GOODWILL AND PURCHASED R&D                             (4,050)        (4,266)         2,296
                                                                 -------------   ------------    -----------
AVERAGE INCOME TAX RATE                                                   35.6%          34.7%          34.4%
                                                                 -------------   ------------    -----------
EXPECTED TAX                                                            (1,442)        (1,480)           790
                                                                 -------------   ------------    -----------
Impact of:
- reduced taxation of certain revenues*                                     (5)           (92)          (160)
- (utilization) unrecognized tax loss carry forwards                     1,903            388           (253)
- tax credits                                                              (25)           (33)          (105)
- other permanent differences                                             (450)           (44)           225
                                                                 -------------   ------------    -----------
ACTUAL INCOME TAX (BENEFIT) CHARGE                                         (19)        (1,261)           497
                                                                 -------------   ------------    -----------
EFFECTIVE TAX RATE                                                         0.5%          29.6%          21.6%
                                                                 -------------   ------------    -----------

----------
*    Primarily capital gains on disposal of assets.

Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income before taxes.

c) DEFERRED TAX BALANCES

Deferred tax (liabilities) assets are included in the following captions of the consolidated balance sheet:

                                                                                2002          2001             2000
                                                                           -------------   ------------   ------------
                                                                                       IN MILLIONS OF EUROS
          Other accounts receivable
          - current assets                                                           631          1,473            841
          - non-current assets                                                     1,525          1,626            880
                                                                           -------------   ------------   ------------
          TOTAL*                                                                   2,156          3,099          1,721
                                                                           -------------   ------------   ------------
          Other payables
          - current liabilities                                                      (43)          (367)          (154)
          - non-current liabilities                                                  (69)          (162)          (418)
                                                                           -------------   ------------   ------------
          TOTAL*                                                                    (112)          (529)          (572)
                                                                           -------------   ------------   ------------
          NET DEFERRED TAX (LIABILITIES) ASSETS                                    2,044          2,570          1,149
                                                                           -------------   ------------   ------------

----------
*    See notes 16 and 26.

The Group carries out an analysis of its deferred taxes in each country following the own situation of the subsidiary and national tax regulations in particular as regards tax losses carried forward.

Due to the importance of tax losses in 2002 within certain companies or tax integration groups, it was decided to extend the scope of countries where deferred tax assets are no longer recorded since the second quarter 2002. Moreover, deferred tax assets have been assessed with tax results forecasts. Only deferred tax assets for which supportable and tangible proofs exist for their recovery in the future were recorded as of December 31, 2002.

Non current deferred tax assets primarily relate to accrued pension and retirement obligations, other non-tax deductible reserves and tax loss carried forwards.

Deferred taxes that are not recognized because of their uncertain recovery, amount to respectively EURO 4,128 million, EURO 2,488 million and EURO 2,423 million respectively at December 31, 2002, 2001 and 2000.

d) TAX LOSSES CARRIED FORWARD

Tax losses carried forward and not yet utilized represent a potential tax saving of EURO 4,292 million at December 31, 2002 (of EURO

2,986 million at December 31, 2001 and EURO 2,018 million at December 31, 2000).

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Tax losses carried forward expire as follows:

                       YEARS                           AMOUNT
               -------------------------       ----------------------
                                                IN MILLIONS OF EUROS
               2003                                         71
               2004                                         17
               2005                                          9
               2006                                        304
               2007 and thereafter                       3,891
                                                         -----
               TOTAL                                     4,292
                                                         -----

NOTE 8
EARNINGS PER SHARE

Earnings per share are calculated in compliance with IAS 33.

Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible and redeemable bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

Basic and diluted earning per share are computed for each category of share:

-    class A shares

-    Alcatel Optronics tracking shares: class O


The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage was 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest has been adjusted for 2001. The total number of notional class O shares deemed outstanding increased:

-    by the number of new O shares issued, i.e. 9,015,000 shares, and

- by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: EURO
     6.9060 and class A share: EURO 14.7750), i.e. 4,706,777 O share equivalents.

After the transaction, the total number of notional O shares deemed outstanding represented 108,596,777 shares.

The economic interest (the tracked percentage) for 2001 and 2002 amounted to 23.5% (25,515,000 / 108,596,777). The non-tracked percentage for 2001 and 2002 amounted to 76.5%.

The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

                                          CLASS A SHARES                                           CLASS O SHARES
                  ----------------------------------------------------------  -----------------------------------------------------
                        NET INCOME            NUMBER OF         PER SHARE          NET INCOME           NUMBER OF      PER SHARE
    2002          (IN MILLIONS OF EUROS)       SHARES             AMOUNT      (IN MILLIONS OF EUROS)      SHARES         AMOUNT
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------
Basic earnings
 per share                        (4,647)     1,164,564,095  EURO      (3.99)                    (98)    25,503,420  EURO     (3.86)
Stock option
 plans                                --                 --               --                      --             --              --
Notes
 mandatorily
 redeemable for
 shares                               --                 --               --                      --             --              --
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------
DILUTED
 EARNINGS PER
 SHARE                            (4,647)     1,164,564,095  EURO      (3.99)                    (98)    25,503,420  EURO     (3.86)
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------

CLASS A SHARE :
The earnings per share computation takes into account that the consolidated subsidiaries owned 63,321,349 shares and no share equivalents.

CLASS O SHARE :
The earnings per share computation takes into account that the consolidated subsidiaries owned 11,655 shares and no share equivalents.

SHARES SUBJECT TO FUTURE ISSUANCE :
The number of outstanding subscription options as of December 31, 2002 was 99,870,971 for class A shares and 1,140,765 for class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

Furthermore, notes mandatorily redeemable for shares issued on December 19, 2002 (i.e. 120,786,517 bonds) were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

                                    CLASS A SHARES                                              CLASS O SHARES
                  ----------------------------------------------------------  -----------------------------------------------------
                        NET INCOME             NUMBER OF        PER SHARE          NET INCOME           NUMBER OF      PER SHARE
   2001           (IN MILLIONS OF EUROS)        SHARES            AMOUNT      (IN MILLIONS OF EUROS)     SHARES          AMOUNT
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------
Basic
 earnings
 per share                        (4,935)     1,139,218,457  EURO      (4.33)                    (28)    18,924,581  EURO     (1.47)
Stock
 option plans                         --                 --               --                      --             --
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------
DILUTED
 EARNINGS
 PER SHARE                        (4,935)     1,139,218,457  EURO      (4.33)                    (28)    18,924,581  EURO     (1.47)
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------

CLASS A SHARE :
The earnings per share computation takes into account that the consolidated subsidiaries owned 74,287,875 shares and no share equivalents.

CLASS O SHARE :
The earnings per share computation takes into account that the consolidated subsidiaries owned 123,400 shares and no share equivalents.

SHARES SUBJECT TO FUTURE ISSUANCE :
The number of outstanding subscription options as of December 31, 2001 was 101,907,539 for class A shares and 1,432,650 for class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

                                    CLASS A SHARES                                              CLASS O SHARES
                  ----------------------------------------------------------  -----------------------------------------------------
                       NET INCOME            NUMBER OF          PER SHARE          NET INCOME*          NUMBER OF      PER SHARE
    2000          (IN MILLIONS OF EUROS)      SHARES              AMOUNT      (IN MILLIONS OF EUROS)     SHARES         AMOUNT
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------
Basic
 earnings                          1,322      1,060,584,401  EURO       1.25                       2     16,500,000  EURO      0.14
 per share
Stock
 option plans                         --         41,311,987               --                      --             --              --
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------
DILUTED
 EARNINGS PER
 SHARE                             1,322      1,101,896,388  EURO       1.20                       2     16,500,000  EURO      0.14
                  ----------------------  -----------------  ---------------  ----------------------  -------------  --------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

----------
*    Taken into account from October 20, 2000, the initial issuance date.

CLASS A SHARE :
The 7% convertible bonds issued by DSC in 1997 having a potential dilutive effect in the future, were not included in the calculation of diluted earnings per share because of their antidilutive effect. The earnings per share computation takes into account that the consolidated subsidiaries owned 70,297,022 shares and no share equivalents.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9
GOODWILL, NET

                                                           2002                                   2001                     2000
                                             -----------------------------------   -----------------------------------  ----------
                                  AMORT.       GROSS     CUMULATIVE                  GROSS     CUMULATIVE
         ACQUISITIONS             LENGTH       VALUE    AMORTIZATION      NET        VALUE    AMORTIZATION       NET        NET
-----------------------------   ----------   ---------  ------------  ----------   ---------  ------------   ---------  ----------
                                                                      IN MILLIONS OF EUROS
CFA*                                    20       3,614         2,270       1,344       3,614         2,089       1,525       1,706
Telettra                                20       1,703         1,279         424       1,703         1,237         466         508
Alcatel Cable                           --          --            --          --          --            --          --         299
"Optical fibers" and                    20         328           115         213         328            98         230          --
"submarine cables"
activities**
Alcatel Submarine Networks Tel          20         926           761         165         980           793         187         201
Alcatel Network Systems Inc             20         635           458         177         755           520         235         246
AEG Kabel                               --          --            --          --          --            --          --          90
Alcatel Space                           20       1,148           177         971       1,148           121       1,027         435
Thales (ex Thomson-CSF)                 20         261            65         196         427            84         343         769
Xylan / Packet Engines                  20       1,415           933         482       1,684         1,074         610       1,461
Assured Access                          --         287           287          --         341           341          --         295
Internet Devices                        --         130           130          --         155           155          --         136
Innovative Fibers                       --         114           114          --         134            78          56         132
Alcatel Shanghai Bell                   20         205             5         200          --            --          --          --
Other                              5 to 20         997           572         425       1,248           670         578         765
                                             ---------  ------------  ----------   ---------  ------------   ---------  ----------
TOTAL                                           11,763         7,166       4,597      12,517         7,260       5,257       7,043
                                             ---------  ------------  ----------   ---------  ------------   ---------  ----------

----------
* The goodwill mentioned under the line CFA, co rresponds to the buy-back of the activities of ITT Corporation's subsidiar ies in the 1990s.

**   The value of goodwill net for the optical fibers activity was zero.

During 2002, change of gross values and reserves for goodwill are as follows:

                                                                                                   OTHER
                       GROSS VALUE                      31/12/2001  ACQUISITIONS     DISPOSAL     MOVEMENTS    31/12/2002
-----------------------------------------------------   ----------  -------------  -----------   -----------   -----------
                                                                              IN MILLIONS OF EUROS
CFA                                                          3,614             --           --            --         3,614
Telettra                                                     1,703             --           --            --         1,703
"Optical fibers" and "submarine cables" activities             328             --           --            --           328
Alcatel Submarine Networks Tel                                 980             --           --           (54)          926
Alcatel Network Systems Inc                                    755             --           --          (120)          635
Alcatel Space                                                1,148             --           --            --         1,148
Thales                                                         427             --         (166)           --           261
Xylan / Packet Engines                                       1,684             --           --          (269)        1,415
Assured Access                                                 341             --           --           (54)          287
Internet Devices                                               155             --           --           (25)          130
Innovative Fibers                                              134             --           --           (20)          114
Alcatel Shanghai Bell                                           --            213           --            (8)          205
Other                                                        1,248             45         (252)          (44)          997
                                                        ----------  -------------  -----------   -----------   -----------
TOTAL                                                       12,517            258         (418)         (594)       11,763
                                                        ----------  -------------  -----------   -----------   -----------

Until July 1, 2002, Alcatel Shanghai Bell was accounted for under the equity method. Since July 1, 2002, Alcatel Shanghai Bell is fully consolidated following Alcatel's acquisition of an additional 18.35% interest and a preliminary goodwill of EURO 213 million was booked.

During the third quarter 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of EURO 166 million for goodwill and a EURO 39 million decrease of the cumulative amortization relating to Thales.

The acquisition of Astral Point during the first half 2002 was financed with a capital increase. By applying "pooling of interest" accounting for stock-for-stock business combinations (provided for in

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

paragraph 215 of regulation CRC 99-02) EURO 162 million representing the difference between the acquisition price and the corresponding net value of assets and liabilities was charged to equity.

Additionally, the acquisition of Telera, during the second half 2002, was financed with a capital increase. "Pooling of interest" accounting for stock-for-stock business combinations was also applied to this acquisition. The charge to the shareholder's equity was EURO 60 million.

The acquisition of Kymata, in September 2001 was financed with a capital increase, that is why the differences between the net value of the assets and liabilities and the acquisition share price, i.e. EURO 76 million was charged to equity.

Goodwill of EURO 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the remaining 49% interest held by Thales. The disposal of Thales shares as payment for minority interest in Alcatel Space reduced the gross value of the goodwill on Thales by EURO 305 million.

The disposal, in November 2001, of 7 million Thales shares reduced the gross value of the goodwill on Thales by EURO 126 million.

                                                                                  CHANGES IN
                                                         2002       EXCEPTIONAL  CONSOLIDATED    OTHER
             AMORTIZATION               31/12/2001  APPROPRIATION  AMORTIZATION    COMPANIES   MOVEMENTS  31/12/2002
--------------------------------------  ----------  -------------  ------------  ------------  ---------  ----------
                                                                       IN MILLIONS OF EUROS
CFA                                          2,089            181            --            --         --       2,270
Telettra                                     1,237             42            --            --         --       1,279
"Optical fibers" and "submarine cables          98             17            --            --         --         115
activities
Alcatel Submarine Networks Tel                 793             15            --            --        (47)        761
Alcatel Network Systems Inc                    520             23            --            --        (85)        458
Alcatel Space                                  121             56            --            --         --         177
Thales                                          84             20            --           (39)        --          65
Xylan / Packet Engines                       1,074             33            --            --       (174)        933
Assured Access                                 341             --            --            --        (54)        287
Internet Devices                               155             --            --            --        (25)        130
Innovative Fibers                               78             --            53            --        (17)        114
Alcatel Shanghai Bell                           --              5            --            --         --           5
Other                                          670             56            89          (221)       (22)        572
                                             -----            ---           ---          ----       ----       -----
TOTAL                                        7,260            448           142          (260)      (424)      7,166
                                             -----            ---           ---          ----       ----       -----

An exceptional write-off of goodwill of EURO 70 million was booked during the fourth quarter 2001 and EURO 53 million during the second quarter 2002 relating to the goodwill of Innovative Fibers.

An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/Packet Engine, Assured Access and Internet Devices ( EURO 848 million, EURO 297 million and EURO 136 million respectively).

The method applied for the goodwill impairment test performed in 2002 is described in note 1f.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10
OTHER INTANGIBLE ASSETS, NET

a)   CHANGES IN OTHER INTANGIBLE ASSETS

                                           GROSS VALUE
                               --------------------------------
                               SOFTWARE      OTHER*       TOTAL
                               --------      ------       -----
                                     IN MILLIONS OF EUROS
DECEMBER 31, 1999                   621         264         885
                                  -----         ---       -----
Additions                           213          21         234
Disposals                           (73)         (9)        (82)
Other movements                     245          64         309
                                  -----         ---       -----
DECEMBER 31, 2000                 1,006         340       1,346
                                  -----         ---       -----
Additions                           230          44         274
Disposals                          (128)        (20)       (148)
Other movements                    (146)        (68)       (214)
                                  -----         ---       -----
DECEMBER 31, 2001                   962         296       1,258
                                  -----         ---       -----
Additions                           144           6         150
Disposals                          (112)        (18)       (130)
Write-off                           (57)         (1)        (58)
Other movements                    (308)        (32)       (340)
                                  -----         ---       -----
DECEMBER 31, 2002                   629         251         880
                                  -----         ---       -----

----------
* As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value EURO 226 million and EURO 10 million in amortization).

b)   CHANGES IN ACCUMULATED DEPRECIATION OF OTHER INTANGIBLE ASSETS

                                                ACCUMULATED DEPRECIATION
                                           ---------------------------------
                                           SOFTWARE       OTHER*       TOTAL
                                           --------       ------       -----
                                                  IN MILLIONS OF EUROS
DECEMBER 31, 1999                             438          134           572
                                             ----          ---          ----
Depreciation charge                           149           33           182
Write-backs                                   (72)          (8)          (80)
Other movements                               145           23           168
                                             ----          ---          ----
DECEMBER 31, 2000                             660          182           842
                                             ----          ---          ----
Depreciation charge                           162          126           288
Write-backs                                  (124)         (17)         (141)
Other movements                              (134)         (69)         (203)
                                             ----          ---          ----
DECEMBER 31, 2001                             564          222           786
                                             ----          ---          ----
Depreciation charge                           192           31           223
Write-backs                                  (108)         (18)         (126)
Write-off and exceptional depreciations       (12)           8            (4)
Other movements                              (281)         (30)         (311)
                                             ----          ---          ----
DECEMBER 31, 2002                             355          213           568
                                             ----          ---          ----

----------
* As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value EURO 226 million and EURO 10 million in amortization).

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c)   CHANGES IN OTHER INTANGIBLE ASSETS, NET

                                                     NET VALUE
                                          -------------------------------
                                          SOFTWARE      OTHER*      TOTAL
                                          --------      ------      -----
                                                IN MILLIONS OF EUROS
DECEMBER 31, 1999                            183         130          313
                                            ----        ----         ----
Additions                                    213          21          234
Net impact of disposals                       (1)         (1)          (2)
Depreciation charges                        (149)        (33)        (182)
Other movements                              100          41          141
                                            ----        ----         ----
DECEMBER 31, 2000                            346         158          504
                                            ----        ----         ----
Additions                                    230          44          274
Net impact of disposals                       (4)         (3)          (7)
Depreciation charges                        (162)       (126)        (288)
Other movements                              (12)          1          (11)
                                            ----        ----         ----
DECEMBER 31, 2001                            398          74          472
                                            ----        ----         ----
Additions                                    144           6          150
Net impact of disposals                       (4)         --           (4)
Depreciation charges                        (192)        (31)        (223)
Write off and exceptional depreciations      (45)         (9)         (54)
Other movements                              (27)         (2)         (29)
                                            ----        ----         ----
DECEMBER 31, 2002                            274          38          312
                                            ----        ----         ----

----------
* As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value EURO 226 million and EURO 10 million in amortization).

NOTE 11
PROPERTY, PLANT AND EQUIPMENT

a)   CHANGES IN PROPERTY, PLANT AND EQUIPMENT, GROSS

                                                     GROSS VALUE
                            -------------------------------------------------------------
                                                        PLANT,
                                                      EQUIPMENT
                               LAND      BUILDINGS    AND TOOLS      OTHER        TOTAL
                            ---------    ---------    ---------    ---------    ---------
                                                 IN MILLIONS OF EUROS
DECEMBER 31, 1999                 286        2,517        5,807        1,791       10,401
                            ---------    ---------    ---------    ---------    ---------
Additions                           4          153          712          731        1,600
Disposals                         (32)        (111)        (416)        (158)        (717)
Other movements                    (9)         257          808         (399)         657
                            ---------    ---------    ---------    ---------    ---------
DECEMBER 31, 2000                 249        2,816        6,911        1,965       11,941
                            ---------    ---------    ---------    ---------    ---------
Additions                           5          152          684          633        1,474
Disposals                         (30)        (133)        (412)        (139)        (714)
Other movements                   (35)        (598)      (1,565)        (805)      (3,003)
                            ---------    ---------    ---------    ---------    ---------
DECEMBER 31, 2001                 189        2,237        5,618        1,654        9,698
                            ---------    ---------    ---------    ---------    ---------
Additions                           8           33          168          131          340
Disposals                          (4)        (167)        (626)        (230)      (1,027)
Write-off                          (9)          (1)         (85)         (65)        (160)
Other movements                   (11)          11         (272)        (343)        (615)
                            ---------    ---------    ---------    ---------    ---------
DECEMBER 31, 2002                 173        2,113        4,803        1,147        8,236
                            ---------    ---------    ---------    ---------    ---------

Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 1% of the Group's total property, plant and equipment.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b)   CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

                                                               ACCUMULATED DEPRECIATION
                                              -------------------------------------------------------------
                                                                          PLANT,
                                                                        EQUIPMENT
                                                 LAND      BUILDINGS    AND TOOLS      OTHER        TOTAL
                                              ---------    ---------    ---------    ---------    ---------
                                                                  IN MILLIONS OF EUROS
DECEMBER 31, 1999                                    38        1,269        4,137        1,134        6,578
                                              ---------    ---------    ---------    ---------    ---------
Depreciation charge                                   3          136          728          161        1,028
Write-backs                                          (7)         (89)        (374)        (136)        (606)
Other movements                                       8          145          166          (36)         283
                                              ---------    ---------    ---------    ---------    ---------
DECEMBER 31, 2000                                    42        1,461        4,657        1,123        7,283
                                              ---------    ---------    ---------    ---------    ---------
Depreciation charge                                   2          129          728          135          994
Write-backs                                          (6)         (92)        (363)        (117)        (578)
Other movements                                     (27)        (488)      (1,407)        (281)      (2,203)
                                              ---------    ---------    ---------    ---------    ---------
DECEMBER 31, 2001                                    11        1,010        3,618          860        5,496
                                              ---------    ---------    ---------    ---------    ---------
Depreciation charge                                   2          111          572          102          787
Write-backs                                           6         (102)        (542)        (133)        (771)
Write off and exceptional depreciations              --          129          518            2          649
Other movements                                      --          (49)        (298)         (77)        (424)
                                              ---------    ---------    ---------    ---------    ---------
DECEMBER 31, 2002                                    19        1,099        3,865          754        5,737
                                              ---------    ---------    ---------    ---------    ---------

c)   CHANGES IN TANGIBLE ASSETS, NET

                                                                            NET VALUE
                                              -------------------------------------------------------------------
                                                                        PLANT, EQUIPMENT
                                                 LAND      BUILDINGS        AND TOOLS        OTHER       TOTAL
                                              ---------    ---------    ----------------   ---------   ----------
                                                                       IN MILLIONS OF EUROS
DECEMBER 31, 1999                                   248        1,248               1,670         657        3,823
                                                    ---        -----               -----         ---        -----
Additions                                             4          153                 712         731        1,600
Net impact of disposals                             (25)         (22)                (42)        (22)        (111)
Depreciation charges                                 (3)        (136)               (728)       (161)      (1,028)
Other movements                                     (17)         112                 642        (363)         374
                                                    ---        -----               -----         ---        -----
DECEMBER 31, 2000                                   207        1,355               2,254         842        4,658
                                                    ---        -----               -----         ---        -----
Additions                                             5          152                 684         633        1,474
Net impact of disposals                             (24)         (41)                (49)        (22)        (136)
Depreciation charges                                 (2)        (129)               (728)       (135)        (994)
Other movements                                      (8)        (110)               (158)       (524)        (800)
                                                    ---        -----               -----         ---        -----
DECEMBER 31, 2001                                   178        1,227               2,003         794        4,202
                                                    ---        -----               -----         ---        -----
Additions                                             8           33                 168         131          340
Net impact of disposals                             (10)         (65)                (84)        (97)        (256)
Depreciation charges                                 (2)        (111)               (572)       (102)        (787)
Write off and exceptional depreciations              (9)        (130)               (603)        (67)        (809)
Other movements                                     (11)          60                  26        (266)        (191)
                                                    ---        -----               -----         ---        -----
DECEMBER 31, 2002                                   154        1,014                 938         393        2,499
                                                    ---        -----               -----         ---        -----

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12
SHARE IN NET ASSETS OF EQUITY AFFILIATES AND NET ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS

a)   EQUITY AFFILIATES

                                                          PERCENTAGE OWNED           VALUE IN MILLIONS OF EUROS
                                                    ----------------------------    -----------------------------
                                                     2002       2001       2000      2002        2001       2000
                                                    ------     ------     ------    ------      ------     ------
Shanghai Bell(1)                                        --       31.7       31.7        --         233        256
Alstom(2)                                               --         --       24.0        --          --        226
Altech(3)                                               --       40.0       40.0        --          10         20
Thales (former Thomson-CSF)(4)                         9.7       15.8       25.3       129         292        445
Skybridge                                             49.9       49.9       49.9        --           3          5
Tesam(5)                                                --       49.0       49.0        --          --         (6)
Europstar(6)                                            --         --       51.0        --          --         62
Atlinks                                               50.0       50.0       50.0        36          51         61
Nexans(7)                                               --       20.0         --        --          84         --
Other                                                   --         --         --       141         126         83
(less than EURO  38 million)
TOTAL SHARE OF EQUITY AFFILIATES                                                       306         799      1,152
                                                    ------     ------     ------    ------      ------     ------
Assets and liabilities of discontinued operations       --         --         --        --          --         --
                                                    ------     ------     ------    ------      ------     ------
TOTAL                                                                                  306         799      1,152
                                                    ------     ------     ------    ------      ------     ------

----------
(1) As a result of the acquisition described in note 2, Alcatel's stake in Alcatel Shanghai Bell increased from 31.65% to 50% and one share, and from July 1, 2002 this company is fully consolidated.

(2) Further to the disposals described in note 2, Alstom is no longer consolidated as of January 1, 2001 and Alcatel no longer has any ownership in Alstom.

(3) Further the acquisition of the minority interest, Altech is fully consolidated from October 1, 2002.

(4) Further to the disposals described in note 2, Alcatel's stake in Thales decreased from 25.29% to 20.03% in July 2001, to 15.83% in November 2001 and to 9.7% in September 2002.

(5)  Tesam is no longer consolidated since April 1, 2002.

(6)  Europstar was accounted for under proportionate consolidation for 2001.

(7) Following the Initial Public Offering of Nexans, described in note 2, Nexans is accounted for under the equity method as of January 1, 2001. After the disposal of shares in October 2002 (also described in note 2), Alcatel's stake in Nexans decreased from 20% to 15% and Alcatel no longer has a significant influence on Nexans. Therefore, Alcatel's remaining shares are reclassified as marketable securities.

b)   INFORMATION ON EQUITY AFFILIATES

Summarized financial information for Alstom at September 30:

                                                        1999/2000*
                                                   --------------------
                                                   IN MILLIONS OF EUROS
BALANCE SHEET DATA
Non-current assets                                       10,101
Current assets                                           20,668
                                                         ------
TOTAL ASSETS                                             30,769
                                                         ------
Shareholders' equity                                      2,012
Minority interest                                         5,217
Net financial debt                                           48
Reserves and other liabilities                           23,492
                                                         ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               30,769
                                                         ------
INCOME STATEMENT DATA
Net sales                                                10,651
Income from operations                                      447
Net income                                                  103
                                                         ------

----------
*    From six month period ended September 30.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Summarized financial information for Thales at December 31:

                                                2002*        2001          2000
                                              ---------    --------      --------
                                                      IN MILLIONS OF EUROS
BALANCE SHEET DATA
Non-current assets                                            5,114         5,170
Current assets                                               14,237        12,139
                                                             ------        ------
TOTAL ASSETS                                                 19,351        17,309
                                                             ------        ------
Shareholders' equity                                          2,146         2,425
Minority interests                                               28             7
Financial debt                                                3,317         3,243
Reserves and other liabilities                               13,860        11,634
                                                             ------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   19,351        17,309
                                                             ------        ------
INCOME STATEMENT DATA
Net sales                                                    10,268         8,580
Income from operations                                          471           431
Net income                                                     (366)          201
                                                             ------        ------

----------
* The 2002 figures were not published when Alcatel's accounts were approved by its board of directors.

Summarized financial information for Nexans at December 31:

                                                             2001          2000*
                                                           --------      --------
                                                            IN MILLIONS OF EUROS
BALANCE SHEET DATA
Non-current assets                                            1,040            894
Current assets                                                1,908          1,998
                                                              -----          -----
TOTAL ASSETS                                                  2,948          2,892
                                                              -----          -----
Shareholders' equity                                          1,096          1,111
Minority interests                                              104             49
Financial debt                                                  348            205
Reserves and other liabilities                                1,400          1,527
                                                              -----          -----
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    2,948          2,892
                                                              -----          -----
INCOME STATEMENT DATA
Net sales                                                     4,777          4,783
Income from operations                                          139            169
Net income                                                       30             75
                                                              -----          -----

----------
*    Represents unconsolidated combined pro forma financial statements.

100% financial information for other equity affiliates

                                    2002       2001         2000
                                  --------    ------       ------
                                         IN MILLIONS OF EUROS
Total assets                           607      2,998        3,125
Shareholders' equity                   151      1,188        1,367
Net sales                              295      1,526        3,400
Net income                             (70)       (69)        (104)
                                       ---      -----        -----

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13
OTHER INVESTMENTS AND MISCELLANEOUS, NET

                                                                 2002                      2001          2000
                                                 -------------------------------------  -----------   -----------
                                                  AT COST      PROVISION    NET VALUE    NET VALUE     NET VALUE
                                                 ---------    -----------  -----------  -----------   -----------
                                                                      IN MILLIONS OF EUROS
Investments in:
- listed securities*                                   322           (300)          22          238           979
- unlisted securities                                  531           (286)         245          413           656
                                                     -----         ------          ---        -----         -----
TOTAL                                                  853           (586)         267          651         1,635
                                                     -----         ------          ---        -----         -----
Electro Banque / Customer loans and advances **        182             (6)         176          384           677
Other***                                             1,948         (1,416)         532          134         1,015
                                                     -----         ------          ---        -----         -----
TOTAL                                                2,983         (2,008)         975        1,169         3,327
                                                     -----         ------          ---        -----         -----

----------
*    Market value                             2002:        EURO  31 million
                                              2001:        EURO  490 million
                                              2000:        EURO  2,033 million

**   See note 27.

*** Change between 2001 and 2002 is mainly due to the loans buy-back to the SVF Trust and the inception of a deferred payment related to loans sold to this Trust. (see note 29b). EURO 820 million reserve on 360 Networks bonds at December 31, 2002 and 2001.

Investments in listed companies at December 31, 2002:

                                                     %       NET   MARKET   SHAREHOLDERS'      NET
                                                 INTEREST   VALUE  VALUE      EQUITY *      INCOME *
                                                 --------   -----  ------   -------------   --------
                                                               IN % AND MILLIONS OF EUROS
Loral **                                              2.8%     11      14           1,288       (264)
Other (less than EURO  10 million of net value)                10      17
                                                      ---      --      --           -----       ----
TOTAL                                                          21      31
                                                      ---      --      --           -----       ----

----------
* Data set forth is at December 31, 2001 because at December 31, 2002, financial data is generally not published at the closing date of Alcatel's financial statements.

**  Common and preferred shares.

NOTE 14
OPERATING WORKING CAPITAL

                                                                            CHANGE IN      CHANGE
                                                                           CONSOLIDATED      AND
                                                31/12/2001    CASH FLOW     COMPANIES       OTHER     31/12/2002
                                                ----------    ---------    ------------    ------     ----------
                                                                        IN MILLIONS OF EUROS
Inventories and work in progress, net                6,269       (2,000)             15      (561)         3,723
Receivables and related accounts, net                9,033       (3,436)            614      (403)         5,808
Advances and paid deposits, net                        223         (110)             42        (8)           147
Advances and received deposits                      (1,693)         173             (40)       78         (1,482)
Payables and related accounts                       (5,080)       1,084            (271)      105         (4,162)
                                                    ------       ------            ----      ----         ------
NEED IN OPERATIONAL WORKING CAPITAL -- GROSS         8,752       (4,289)            360      (789)         4,034
                                                    ------       ------            ----      ----         ------
Valuation allowance                                 (2,516)                        (243)      273         (2,486)
                                                    ------       ------            ----      ----         ------
NEED IN OPERATIONAL WORKING CAPITAL -- NET           6,236       (4,289)            117      (516)         1,548
                                                    ------       ------            ----      ----         ------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15
INVENTORIES AND WORK IN PROGRESS

                                              2002        2001        2000
                                             ------      ------      ------
                                                  IN MILLIONS OF EUROS
Raw materials and goods                       1,181       2,242       3,351
Industrial work in progress                     696       1,233       1,815
Work in progress on long-term contracts         397         539         596
Finished products                             1,449       2,255       2,764
                                             ------      ------      ------
GROSS VALUE                                   3,723       6,269       8,526
                                             ------      ------      ------
VALUATION ALLOWANCE                          (1,394)     (1,588)     (1,111)
                                             ------      ------      ------
NET VALUE                                     2,329       4,681       7,415
                                             ------      ------      ------

NOTE 16
TRADE RECEIVABLES AND RELATED ACCOUNTS

                                              2002        2001        2000
                                             ------      ------      ------
                                                  IN MILLIONS OF EUROS
Receivables on long-term contracts            1,268       2,607       2,637
Receivables bearing interest                    462         835         901
Other trade receivables                       4,078       5,591       7,706
                                             ------      ------      ------
GROSS VALUE                                   5,808       9,033      11,244
                                             ------      ------      ------
VALUATION ALLOWANCE                          (1,092)       (928)       (585)
                                             ------      ------      ------
NET VALUE                                     4,716       8,105      10,659
                                             ------      ------      ------

NOTE 17
OTHER ACCOUNTS RECEIVABLE

                                                    2002      2001      2000
                                                   ------    ------    ------
                                                      IN MILLIONS OF EUROS
Electro Banque / Customer loans and advances**         70       276       255
Advances and progress payments                        147       223       130
Prepaid taxes                                         351       612       497
Deferred taxes *                                    2,156     3,099     1,721
Prepaid expenses                                      236       234       432
Advances made to employees                             21        35        64
Other accounts                                      1,092     2,389     2,079
                                                   ------    ------    ------
GROSS VALUE                                         4,073     6,868     5,178
                                                   ------    ------    ------
VALUATION ALLOWANCE                                   (36)      (17)      (18)
                                                   ------    ------    ------
NET VALUE                                           4,037     6,851     5,160
                                                   ------    ------    ------

----------
*    See note 7c.
**   See note 27.

NOTE 18
MARKETABLE SECURITIES

Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

The market value of these securities, excluding listed securities, was EURO 675 million at December 31, 2002, EURO 500 million at December 31, 2001 and EURO 444 million at December 31, 2000.

Following the disposal of 1,500,000 Nexans shares on October 30, 2002, the remaining stake of the Group in this company was reclassified as listed marketable securities at the market value on the day of the transaction, i.e. EURO 44 million. The Group believes that it no longer has a significant influence on this company.

The market value of the remaining stake in Nexans was EURO 55 million as of December 31, 2002.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19
ALLOCATION OF 2002 EARNINGS

The Board of Directors has decided to propose to the Shareholders' ordinary annual general meeting not to distribute any dividend for the December 31, 2002 fiscal year on the class A or class O shares (distribution for previous years: for 2001 EURO 0.16 per share on 1,215,254,797 shares having the rights of class A shares existing on January 1, 2001, giving rise to an aggregate distribution of EURO 194 million and EURO 0.10 per shares on 25,515,000 O shares, i.e. EURO 2,6 million and for 2000 EURO 0.48 per share on 1,212,210,685 shares having the rights of class A shares existing on January 1, 2000, giving rise to an aggregate distribution of EURO 582 million and EURO 0.10 per share on 16,500,000 on the class O shares, i.e. EURO 1.6 million).

NOTE 20
SHAREHOLDERS' EQUITY

a) STOCK SPLIT BY 5

The shareholders' meeting of May 16, 2000 approved the split of each former share of nominal value EURO 10 into five new shares of nominal EURO 2, effective on May 22, 2000. Consequently, since that date, each ADS (American Deposit Share) listed in the U.S. on the New York Stock Exchange now represents one Alcatel class A share of nominal value EURO 2.

b) CAPITAL INCREASE PROGRAM FOR EMPLOYEES WITH SUBSCRIPTION STOCK OPTION PLAN

In the framework of a capital increase reserved for employees of the Group, approved by the Board of Directors on March, 7, 2001, 91,926 Class A shares were issued at the price of EURO 50 per share. Each share subscribed included the right to receive 3 options, each exercisable for one class A share. 275,778 options were granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a company of the Group whose registered office is located in France at the time the options were granted.

c) CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL :

At December 31, 2002, the capital stock consisted of 1,239,193,498 class A shares of nominal value EURO 2 and 25,515,000 class O shares of nominal value EURO 2 (1,215,254,797 class A shares of nominal value EURO 2 and 25,515,000 class O shares of nominal value EURO 2 at December 31, 2001 and 1,212,210,685 class A shares of nominal value EURO 2 and 16,500,000 class O shares of nominal value EURO 2 at December 31, 2000).

During 2002, increases in capital stock and additional paid-in capital amounted to EURO 224 million. These increases relate to the following actions:

- issuance of 7,577 class A shares for EURO 0.1 million corresponding to the exercise of 7,577 options (additional paid-in capital: EURO 0.1 million).

- acquisition of Astral Point, in April 2002, which resulted in the issue of 8,191,172 class A shares for EURO 134 million (additional paid-in capital:
     EURO 118 million). In addition, on the 1,315,591 redeemable bonds in Alcatel class A shares issued for this transaction by Coralec (subsidiary of Alcatel) at the price of EURO 16.41, 592,224 bonds were redeemed for an equal amount of Alcatel class A shares, generating a capital increase, including an additional paid in capital of EURO 10 million (additional paid-in capital: EURO 9 million).

- acquisition of Telera, in August 2002, which resulted in the issue of 15,047,728 class A shares for EURO 79 million (additional paid-in capital:
     EURO 49 million). In addition, of the 500,000 redeemable bonds in Alcatel share issued in this transaction by Coralec (subsidiary of Alcatel) at the price of EURO 5.26 euros, 100,000 bonds were redeemed for an equal amount of Alcatel class A shares, generating a capital increase, including an additional paid in capital of EURO 1 million.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

d) STOCK OPTIONS:

At December 31, 2002, stock options plans were as follows:

                                                                       EXERCISE PERIOD(1)
 BOARD CREATING THE PLAN                        NUMBER OF OPTIONS   -----------------------
       SHARE CLASS          NUMBER OF OPTIONS      OUTSTANDING         FROM          TO      EXERCISE PRICE
-------------------------   -----------------   -----------------   ----------   ----------  --------------
SUBSCRIPTION OPTIONS
24.01.1996
Shares A                            9,069,500           2,629,630   01.07.1998   31.12.2003  EURO  12.96
11.12.1996
Shares A                              394,000             135,250   01.07.1998   31.12.2003  EURO  13.42
17.04.1997
Shares A                            8,199,500           7,532,500   01.05.2002   31.12.2004  EURO  19.27
10.12.1997
Shares A                              367,000             322,000   11.12.2002   31.12.2004  EURO  20.95
29.03.2000                                                          01.04.2003   31.12.2005
Shares A                           15,239,250          13,560,555   01.04.2005   31.12.2007  EURO     48
29.03.2000                                                          01.07.2003   30.06.2004
Shares A                            8,905,804           8,698,052   01.07.2005   30.06.2006  EURO     48
13.12.2000                                                          13.12.2003   31.12.2005
Shares A                            1,235,500           1,065,350   13.12.2005   31.12.2007  EURO     65
13.12.2000                                                          13.12.2001   12.12.2008
Shares O(2)                           306,700             298,000   13.12.2004   12.12.2008  EURO     64
07.03.2001                                                          07.03.2002   06.03.2009
Shares A(2)                        37,668,588          35,321,679   07.03.2005   06.03.2009  EURO     50
07.03.2001                                                          01.07.2004   30.06.2005
Shares A                              275,778             272,610   01.07.2005   30.06.2006  EURO     50
02.04.2001
Shares A(2)                            48,850              36,300   02.04.2002   01.04.2009  EURO     41
02.04.2001
Shares O(2)                             2,500               2,500   02.04.2002   01.04.2009  EURO     39
15.06.2001                                                          15.06.2002   14.06.2009
Shares A(2)                           977,410             936,885   15.06.2005   14.06.2009  EURO     32
03.09.2001                                                          03.09.2002   02.09.2009
Shares A(2)                           138,200             127,900   03.09.2005   02.09.2009  EURO     19
15.11.2001                                                          15.11.2002   14.11.2009
Shares O(2)                           162,000             132,000   15.11.2005   14.11.2009  EURO      9
19.12.2001                                                          19.12.2002   18.12.2009
Shares A(2)                        27,871,925          25,588,700   19.12.2005   18.12.2009  EURO  20.80
19.12.2001                                                          19.12.2002   18.12.2009
Shares O(2)                           565,800             528,600   19.12.2005   18.12.2009  EURO   9.30
19.12.2001                                                          01.01.2005   31.12.2005
Shares A(2)                           935,660             918,820   01.01.2006   31.12.2006  EURO  20.80
15.02.2002                                                          15.02.2003   14.02.2010
Shares A(2)                           123,620             109,370   15.02.2006   14.02.2010  EURO  17.20
02.04.2002
Shares A(2)                            55,750              54,750   02.04.2003   01.04.2010  EURO  16.90
13.05.2002                                                          13.05.2003   12.05.2010
Shares A(2)                            54,300              54,300   13.05.2006   12.05.2010  EURO  14.40
03.06.2002                                                          03.06.2003
Shares A(2)                           281,000             263,340   03.06.2006   02.06.2010  EURO  13.30
02.09.2002                                                          02.09.2003   01.06.2010
Shares A(2)                         1,181,050           1,116,800   02.09.2006   01.06.2010  EURO   5.20
07.10.2002                                                          07.10.2003   06.10.2010
Shares A(2)                            30,500              30,500   07.10.2006   06.10.2010  EURO   3.20
14.11.2002                                                          14.11.2003   13.11.2010
Shares A(2)                           111,750             111,750   14.11.2006   13.11.2010  EURO   4.60
02.12.2002                                                          02.12.2003   01.12.2010
Shares A(2)                            54,050              54,050   02.12.2006   01.12.2010  EURO   5.40
PURCHASE OPTIONS
09.12.1998
Shares A                           11,602,500          10,397,250   09.12.2003   31.12.2005  EURO  20.52
08.09.1999
Shares A                              545,000             471,250   08.09.2004   31.12.2005  EURO  28.40

----------

(1) Period of unavailability of 4 years for beneficiary salaried employees of a company headquartered in France (5 years for options granted before April 27, 2000).

(2) New "vesting" principle: the options vest in successive instalments, up to 25% of the total number of options, at the end of a period of one year starting from the date of grant of the options, and up to 1/48th of the same number at the end of each month thereafter, following the first anniversary of the grant date.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

In addition, there are within the Group options granted by Alcatel USA, Inc. for the benefit of key employees of US and Canadian companies in the Telecom sector. These options related to the purchase of Alcatel class A ADSs. In 2000 and 2001, the corresponding options amounted to 25.7 million class A ADS and 20.1 million class A ADS (or 25.7 million of class A shares and 20.1 million of class A shares). At December 31, 2002, 16,216,722 options under this plan were unexercised (see the following table).

The option plans of companies that were acquired by Alcatel now provide for the issuance of Alcatel class A shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options (see the following table).

The following table sets forth the U.S. and Canadian company, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2002, the weighted average exercise price and the waited average of the exercise period.

                                                                   OUTSTANDING OPTIONS                   EXERCISABLE OPTIONS
                                                      --------------------------------------------   ----------------------------
                                                                           WEIGHTED      WEIGHTED      AMOUNT
                            EXERCISE PRICE IN $ USD       NUMBER          REMAINING       AVERAGE    EXERCISABLE      WEIGHTED
                               (GIVING RIGHT TO       OUTSTANDING AT   EXERCISE PERIOD   EXERCISE        AT           AVERAGE
        COMPANY                    ONE ADS)             31/12/2002*        (YEARS)         PRICE     31/12/2002*   EXERCISE PRICE
-------------------------   -----------------------   --------------   ---------------   ---------   -----------   --------------
Packet                         USD 0.29-USD 0.86              17,862         5.11        0.57 USD         17,862      0.57 USD
Engines
Assured                        USD 0.74-USD 1.85                   0           --           --                 0         --
Access
Xylan                         USD 0.05-USD 18.14           3,625,210         5.18        9.01 USD      3,448,093      8.97 USD
Internet                       USD 0.26-USD 1.17              33,614         5.96        0.95 USD         31,536      0.94 USD
Devices Inc
DSC                           USD 16.57-USD 44.02            135,183         3.71        29.23 USD       135,183     29.23 USD
Genesys                       USD 0.01-USD 41.16           4,300,115         6.27        20.47 USD     3,736,709     19.27 USD
Newbridge                     USD 11.72-USD 52.48         11,297,589         3.43        28.81 USD    11,296,981     28.81 USD
Astral Point                  EUR 0.29-EUR 58.71             597,549         8.41        17.96 EUR       216,581     26.13 EUR
Telera                         USD 0.43-USD 6.36             332,331         8.03        5.42 USD        171,280      5.00 USD
Alcatel USA Inc.              USD 21.40-USD 84.88         16,216,722         7.45        53.23 USD    10,878,045     51.26 USD
                                                          ----------                                  ----------
TOTAL NUMBER OF OPTIONS                                   36,556,175                                  29,932,270
                                                          ----------                                  ----------

----------
*    Number of Alcatel class A shares.

In total, the stock purchase options granted in the United States and in the Canada concern 36,556,175 options which had not been exercised at December 31, 2002. Except in the case of Astral Point and Telera, upon exercise, Alcatel will not issue new class A ADSs (or, consequently, class A shares); the options give rights to purchase existing class A ADSs.

The existing options plans of Alcatel Optronics U.K. Ltd (ex Kymata Ltd), acquired in September 2001, provided for this issuance of up to 402,595 class O ADS or Alcatel O shares at an exercise price ranging from EURO 0.80 and EURO
35.15. At December 31, 2002 options to purchase 179,665 class O shares were outstanding. Alcatel Optronics UK Ltd funds the option exercise by redeeming the ORA O subscribed by this company.

e) DISTRIBUTABLE RETAINED EARNINGS

Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. There are no distributable retained earnings of Alcatel, the parent company, at December 31, 2002 ( EURO 5,594 million at December 31, 2001 and EURO 8,785 million at December 31, 2000).

f) TREASURY STOCK

Alcatel has set up a buy back program authorized by the shareholders' ordinary annual general meetings held on June 18, 1998, June 10, 1999, May 16, 2000, September 20, 2000 and May 3, 2001, both on the class A shares and class O shares, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchase concern only a maximum of 10% of the capital stock over a period of up to eighteen months from the latest shareholders' general meeting. As part of this program, no shares had been purchased as of December 31, 2002 (30,343,255 shares had been purchased as of December 31, 2001 for a total of EURO 565 million and 35,558,255 shares had been purchased as of December 31, 2000 for a total of EURO 631.5 million).

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Alcatel shares owned by Group consolidated subsidiaries which amounted to EURO 1,734 million at December 31, 2002 ( EURO 1,842 million at December 31, 2001 and EURO 2,023 million at December 31, 2000) are deducted at cost from consolidated retained earnings.

NOTE 21
MINORITY INTERESTS

                                                          IN MILLIONS OF EUROS
BALANCE AT DECEMBER 31, 1999                                      463
                                                                 ----
Other changes*                                                    (31)
Minority interests in 2000 income                                   3
                                                                 ----
BALANCE AT DECEMBER 31, 2000                                      435
                                                                 ----
Other changes**                                                  (221)
Minority interests in 2001 income                                   5
                                                                 ----
BALANCE AT DECEMBER 31, 2001                                      219
                                                                 ----
Other changes***                                                  106
Minority interests in 2002 income                                  18
                                                                 ----
BALANCE AT DECEMBER 31, 2002                                      343
                                                                 ----

----------

* Corresponds to the net effect of acquisitions and disposals of other minority interests.

**   of which EURO (48) million relating to the disposal of Nexans and EURO
     (160) million relating to the buy-back of the minority interests of Alcatel Space.

*** of which EURO 252 million related to the consolidation of Alcatel Shanghai Bell.

NOTE 22
OTHER EQUITY

On December 19, 2002, Alcatel issued 120,786,517 bonds, of nominal value EURO
5.34 each, mandatorily redeemable for new or existing class A shares (ORANE), for a total amount of EURO 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to EURO 1.09115 for each bond. For the repayment of the ORANEs, the company will either issue new shares, or use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations. The interest due for 2002 was EURO 1.2 million.

NOTE 23
PENSIONS AND POST-RETIREMENT BENEFITS

The Group sponsors various defined benefit pension plans. In France, all Group's employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depend on local regulation and practices.

Defined benefit pensions plans, liabilities and prepaid expenses are determined in accordance with the accounting principles presented in note 1k.

For defined benefit plans, requiring an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2002, 2001 and 2000 are as follow:

                                                       2002           2001           2000
                                                   ------------   ------------   ------------
Discount rate*                                        3.75-8%           5-7%         4.5-7%
Future salary increases*                               0.5-5%         0.5-5%           1-8%
Expected long-term return on assets*                     5-8%           5-9%           5-8%
Average residual active life                       15-27 years    15-27 years    15-27 years
Amortization period of transition obligation         15 years       15 years       15 years

----------
*    Bracket of rates used by main units of the Group.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The above rates are broken down by geographical area as follows for 2002:

                           DISCOUNT RATE      FUTURE SALARY INCREASES    EXPECTED LONG-TERM RETURN ON ASSETS
                           -------------      -----------------------    -----------------------------------
France                              5.5%              0.5%-2%                               5%
Germany                               6%                2%-3%                               7%
Rest of Europe                  3.75%-7%                0%-7%                          1.5%-8%
North America                    6.4%-8%                0%-5%                            7%-8%
South America                        13%                  10%                              15%
Other                              2%-9%              3%-4.5%                          1.5%-6%

                                                           PENSION BENEFITS
                                                   --------------------------------
                                                     2002        2001        2000
                                                   --------    --------    --------
                                                         IN MILLIONS OF EUROS
CHANGE IN BENEFIT OBLIGATION
BENEFIT OBLIGATION AT BEGINNING OF YEAR               3,305       4,080       4,043
Service cost                                            138         131         157
Interest cost                                           180         181         202
Plan participants' contributions                          8           8          11
Amendments                                              101          23          55
Business combinations                                     1           8          10
Disposals                                              (157)       (741)         (3)
Curtailments                                            (73)         --          (5)
Settlements                                             (44)        (90)        (85)
Special termination benefits                             (1)         (5)         --
Actuarial loss/gain                                     139        (143)       (106)
Benefits paid                                          (250)       (184)       (248)
Other (foreign currency translation)                    (77)         37          49
                                                   --------    --------    --------
BENEFIT OBLIGATION AT END OF YEAR                     3,270       3,305       4,080
                                                   --------    --------    --------
CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR        2,281       2,904       2,710
Actual return on plan assets                            (36)        (47)        288
Employers' contribution                                 103          81          76
Plan participants' contributions                          8           8          12
Amendments                                               78          15           9
Business combinations                                    19          (1)          3
Disposals                                               (71)       (478)         (1)
Curtailments                                             --          --          (2)
Settlements                                             (83)       (100)        (86)
Benefits paid / Special termination benefits           (129)       (133)       (153)
Other (foreign currency translation)                    (33)         32          47
                                                   --------    --------    --------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR              2,137       2,281       2,904
                                                   --------    --------    --------
FUNDED STATUS                                        (1,133)     (1,024)     (1,176)
                                                   --------    --------    --------
Unrecognized actuarial loss/gain                         45        (118)       (161)
Unrecognized transition obligation                        2          (6)         (4)
Unrecognized prior service cost                          70          28          49
                                                   --------    --------    --------
NET AMOUNT RECOGNIZED                                (1,016)     (1,120)     (1,292)
                                                   --------    --------    --------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Components of net periodic cost:

                                                      2002        2001        2000
                                                     ------      ------      ------
                                                          IN MILLIONS OF EUROS
Service cost                                            138         130         157
Interest cost                                           180         181         202
Expected return on plan assets                         (110)       (121)       (167)
Amortization of transition obligation                    (2)         (1)         (1)
Amortization of prior service cost                        5           4           4
Amortization of recognized actuarial gain/loss          (11)          4           5
Effect of curtailments                                  (35)         (3)         --
Effect of settlements                                    23          41          --
Special termination benefits                             (1)         (4)         (3)
                                                     ------      ------      ------
NET PERIODIC BENEFIT COST                               187         231         197
                                                     ------      ------      ------
Of which      operational costs                         117         171        164
              financial costs                            70          60         33
                                                     ------      ------      ------

Plan assets are invested as follows :

           PRIVATE AND                      MARKETABLE    PROPERTY
           PUBLIC BONDS    EQUITY SHARES    SECURITIES     ASSETS      TOTAL
           ------------    -------------    ----------    --------    -------
                           IN MILLIONS OF EUROS AND PERCENTAGE
2001                912              950           201         218      2,281
                     40%              41%            9%         10%       100%
                    ---              ---           ---         ---      -----
2002                952              597           390         198      2,137
                     45%              28%           18%          9%       100%
                    ---              ---           ---         ---      -----

NOTE 24
OTHER RESERVES

a) BALANCE AT CLOSING

                                       2002     2001     2000
                                      ------   ------   ------
                                        IN MILLIONS OF EUROS
Reserves for product sales*            1,489    1,818    1,725
Reserves for restructuring               919    1,113      442
Other reserves                           893    1,223      838
TOTAL                                  3,301    4,154    3,005

----------
* Accrued contract costs have been reclassified under the line "trade payables" (EURO 650 million at December 31, 2000).

Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

b) EVOLUTION DURING 2002

                                                                                     CHANGE IN
                                                                                    CONSOLIDATED
                                    31/12/01   APPROPRIATION    USED    REVERSALS     COMPANIES    OTHER    31/12/02
                                    --------   -------------   ------   ---------   ------------   -----    --------
                                                                      IN MILLIONS OF EUROS
Reserves for product sales             1,818             845     (534)       (523)             8    (125)      1,489
Reserves for restructuring             1,113           1,100   (1,105)        (19)           (41)   (129)        919
Other reserves                         1,223             282     (221)       (175)            39    (255)        893
                                       -----          ------   ------        ----            ---    ----      ------
TOTAL                                  4,154           2,227   (1,860)       (717)             6    (509)      3,301
                                       -----          ------   ------        ----            ---    ----      ------
Effect on the income statement
 (net of expenses booked):
- income from operations                                (910)                 590                               (320)
- financial income                                        (1)                  32                                 31
- restructuring costs                                 (1,100)                  19                             (1,081)
- other revenue (expense)                               (188)                  31                               (157)
- taxes                                                  (28)                  45                                 17
                                                      ------                 ----                             ------
TOTAL                                                 (2,227)                 717                             (1,510)
                                                      ------                 ----                             ------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c) ANALYSIS OF RESERVES FOR RESTRUCTURING

                                                                    2002         2001        2000
                                                                   ------       ------      ------
                                                                         IN MILLIONS OF EUROS
OPENING BALANCE                                                     1,113          442         793
Expensed during year                                               (1,105)        (665)       (472)
New plans and adjustments to previous estimates**                   1,081*       1,389         143
Effect of acquisition (disposal) of consolidated subsidiaries         (41)         (62)         (7)
Currency translation adjustments and others                          (129)           9         (15)
                                                                   ------       ------      ------
CLOSING BALANCE                                                       919        1,113         442
                                                                   ------       ------      ------

----------
* Restructuring costs amounted to EURO 1,474 million, of which EURO 393 million related to fixed assets write-offs and EURO 1,081 million related to new plans.

** Restructuring costs presented in the income statement include effects of new plans and adjustments to previous estimates as well as write-offs of assets realized in connection with these plans.

For 2002, the restructuring reserves concern mainly :

- Costs linked to the continuation of restructuring in the U.S. (carrier networking activities).

- Costs linked to the continuation of layoffs in European activities (carrier networking activities).

- Costs linked to restructuring in optics division, mainly optronics and optical fiber.

For 2001, the restructuring reserves concern mainly :

- Costs relating to outsourcing of Alcatel's GSM handsets to Flextronics (the EURO 87 million receivable from disposal of inventories to Flextronics is registered under the line "other accounts receivable").

-    Severance costs and asset write-offs linked to restructuring in the U.S.

-    Closing costs of the factory of Saft in Tijuana, Mexico.

-    Costs relating to the announced reorganization of the optics division.

-    Costs linked to restructuring in European activities.

For 2000, the restructuring reserves relate mainly to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

NOTE 25
FINANCIAL DEBT

a) BONDS AND NOTES

                                  2002     2001     2000
                                 ------   ------   ------
                                   IN MILLIONS OF EUROS
Convertible bonds loans              --       --       --
Other bonds and notes             5,325    5,969    4,972
                                 ------   ------   ------
TOTAL                             5,325    5,969    4,972
                                 ------   ------   ------

The main changes for 2002 are as follows:

- repayment on March 20, 2002, of the residual Yen 28 billion ( EURO 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

- repayment on June 20, 2002, of the residual EURO 315 million on EURO 600 million in bonds with a floating rate issued by Alcatel in June 2000,

- buy-back and cancellation of bonds in the amount of EURO 86 million ( EURO 41 million related to bonds maturing in September 2003, EURO 21 million related to bonds maturing in October 2003, EURO 17 million related to bonds maturing in February 2004 and EURO 7 million related to bonds maturing in February 2009).

The main changes for 2001 are as follows:

- Issuance by Alcatel, on December 7, 2001, of EURO 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

- Issuance by Alcatel, on December 3, 2001, of an additional of EURO 120 million of the EURO 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

- Issuance of a 40 million Singapore dollars in bonds ( EURO 25 million) bearing interest at a 4% rate and maturing on October 11, 2004.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

- Repayment, on October 31, 2001, of Yen 2 billion ( EURO 18 million) on Yen 30 billion in bonds ( EURO 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

- Repayment, on December 20, 2001, of EURO 285 million on EURO 600 million bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel on June 20, 2000 and maturing on June 20, 2002.

The main changes for 2000 are as follows:

- Further to the issuance by Alcatel in March 2000 on the Japanese market of a bond with a maturity of 2 years bearing interest at a fixed rate of 0.41%, the debt has increased by Yen 30 billion ( EURO 280 million). This debt was swapped into euros.

- Issuance by Alcatel, on June 20, 2000, of EURO 600 million in bonds with a floating rate (Eonia + 24 basis points) and maturing on June 20, 2002.

- Repayment of EURO 75 million of Samourai bonds amounting to Yen 20,000 million issued in 1997.

- Repayment of USD 500 million bond issued on June 15, 1998, amounting to EURO 498 million.

- Issuance by Alcatel, on September 12, 2000, of EURO 600 million in bonds with a floating rate (Euribor 3 months + 15 basis points) and maturing on September 12, 2003.

- Issuance by Alcatel, on September 15, 2000, of EURO 1,000 million in bonds at a 5.875% rate and maturing on September 15, 2005.

b) OTHER BORROWINGS

                                              2002     2001     2000
                                             ------   ------   ------
                                               IN MILLIONS OF EUROS
Short-term borrowings and bank overdrafts       244    1,454    2,277
Capital lease obligations                        80      105        7
Accrued interest                                134      147      134
                                             ------   ------   ------
TOTAL                                           458    1,706    2,418
                                             ------   ------   ------

c) ANALYSIS BY MATURITY DATE:

                                              2002     2001     2000
                                             ------   ------   ------
                                               IN MILLIONS OF EUROS
SHORT-TERM FINANCIAL DEBT                     1,096    1,796    1,813
                                             ------   ------   ------
2002                                             --       --      945
2003                                             --    1,068    1,259
2004                                            829      854      836
2005                                          1,088    1,145    1,126
2006                                          1,415    1,429       --
2006 and thereafter                              --       --    1,411
2007                                            279
2007 and thereafter                              --    1,383       --
2008 and thereafter                           1,076       --       --
LONG-TERM FINANCIAL DEBT                      4,687    5,879    5,577
                                             ------   ------   ------
TOTAL                                         5,783    7,675    7,390
                                             ------   ------   ------

d) LONG-TERM FINANCIAL DEBT

Analysis by currency and interest rate:

                            WEIGHTED INTEREST RATE
                        ------------------------------
                         2002         2001       2000       2002        2001      2000
                        ------       ------     ------     ------      ------    ------
                                       IN PERCENTAGE AND MILLIONS OF EUROS
Euro*                      5.5%         5.3%       4.9%     4,563       4,748     3,770
French franc*               --          5.4%       5.2%        --       1,034     1,145
Deutsche mark               --          4.9%       4.8%        --          15        17
Italian lira                --           --        2.8%        --          --        56
U.S. Dollar                8.0%**       6.0%       6.4%        61**         7       263
Swiss franc                5.0%         4.4%       4.2%        12          11        11
Spanish peseta              --           --        5.1%        --          --         2
Pound sterling              --          4.0%        --         --           8        --
Other*                     3.8%         5.1%       4.5%        51          56       313
                           ---          ---        ---      -----       -----     -----
TOTAL                      5.5%         5.3%       5.0%     4,687       5,879     5,577
                           ---          ---        ---      -----       -----     -----

----------
* The rates shown take into account the current portion of the original long-term borrowings ( EURO 558 million in 2001 and EURO 843 million in 2002).

** Long-term debt in US dollars at the end of December 2002 is represented by only one leasing obligation.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

e) SHORT TERM FINANCIAL DEBT

Analysis by type:

                                                2002     2001     2000
                                               ------   ------   ------
                                                 IN MILLIONS OF EUROS
Current portion of:
- bonds and notes issued                          843      558       --
- capital lease obligations                        10       16        7
- long-term bank borrowings                        20       90      333
Short-term borrowings and bank overdrafts:
- lines of credit                                  53      129      350
- commercial paper                                 --      502      668
- bank loans                                       36      354      321
Accrued interest                                  134      147      134
                                               ------   ------   ------
TOTAL                                           1,096    1,796    1,813
                                               ------   ------   ------

Analysis by currency and interest rate:

                       WEIGHTED INTEREST RATE AT DECEMBER 31,
                       --------------------------------------
                          2002          2001          2000          2002         2001         2000
                       ----------    ----------    ----------    ----------   ----------   ----------
                                            IN PERCENTAGE AND MILLIONS OF EUROS
Euro*                         4.1%          3.7%          5.8%        1,035          949          450
French franc*                  --           3.5%          5.2%           --           14          130
Deutsche mark                  --            --           5.9%           --           --            5
Italian lira                   --            --           3.7%           --           --           16
U.S. dollar                   5.6%          5.6%          7.0%           28          437        1,029
Swiss franc                   3.0%          2.8%          3.4%            1            3            3
Spanish peseta                 --           4.6%          4.6%           --            4            5
Pound sterling                5.0%         11.5%          4.3%            1           33            5
Other*                        7.3%          5.2%          6.4%           31          356          170
                              ---          ----           ---         -----        -----        -----
TOTAL                         4.2%          4.6%          6.6%        1,096        1,796        1,813
                              ---          ----           ---         -----        -----        -----

----------
* The rates shown do not take into account the current portion of the original long-term borrowings ( EURO 558 million in 2001 and EURO 843 million in 2002).

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

f) FINANCIAL DEBTS -- INTEREST RATE RISK

                                             2002                     2001
                                    ----------------------   ----------------------
                                     AMOUNT                   AMOUNT
                                     BEFORE   AMOUNT AFTER    BEFORE   AMOUNT AFTER
                                    HEDGING      HEDGING     HEDGING      HEDGING
                                    -------   ------------   -------   ------------
                                                 IN MILLIONS OF EUROS
Euro at fixed rate                    4,760          1,166     4,359            769
Euro at floating rate                   837          2,364     1,338          2,533
French franc at fixed rate               --             --       865            614
French franc at floating rate            --             --       183            461
Deutsche mark at fixed rate              --             --        15             --
Deutsche mark at floating rate           --             --        --             --
Italian lira at fixed rate               --             --        --             --
Italian lira at floating rate            --             --        --             --
U.S. dollar at fixed rate                90            590       220          1,267
U.S. dollar at floating rate             --          1,503       224          1,649
Swiss franc at fixed rate                12              1        14              3
Swiss franc at floating rate             --             --        --             --
Spanish peseta at fixed rate             --             --         4              4
Spanish peseta at floating rate          --             --        --             --
Pound sterling at fixed rate              1              1        41             41
Pound sterling at floating rate          --             --        --             --
Other at fixed rate                      64             42       404            137
Other at floating rate                   19            116         8            197
                                      -----          -----     -----          -----
Total debt at fixed rate              4,927          1,800     5,922          2,835
                                      -----          -----     -----          -----
Total debt at floating rate             856          3,983     1,753          4,840
                                      -----          -----     -----          -----
TOTAL                                 5,783          5,783     7,675          7,675
                                      -----          -----     -----          -----

Borrowings originally nominated in currencies of euro zone are presently reported in euros.

g) CREDIT RATING AND FINANCIAL COVENANT

CREDIT RATINGS. As of January 29, 2002, Alcatel credit ratings were as follows:

       RATING AGENCY         LONG-TERM DEBT  SHORT-TERM DEBT    OUTLOOK   LAST UPDATE
--------------------------   --------------  ---------------   --------   ------------
Standard & Poor's                   B+              B          Negative    10/04/02
Moody's                             B1          Not Prime      Negative    11/20/02

On October 4, 2002, Standard & Poor's lowered its long-term corporate credit and senior unsecured debt ratings relating to Alcatel from BB+ to B+ (with Negative Outlook). The short-term B corporate credit ratings were affirmed. The prior up date was on July 12, 2002.

On November 20, 2002, Moody's lowered its long-term senior debt rating relating to Alcatel from Ba1 to B1 (with Negative Outlook). The "Not Prime" ratings for Alcatel's short-term debt were confirmed. The prior up-date was on July 9, 2002.

RATING CLAUSES AFFECTING ALCATEL DEBT AT DECEMBER 31, 2002

Because of its current short-term debt rating, the commercial paper market is no longer available to Alcatel.

The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of its credit rating. However, the EURO 1.2 billion bond issue maturing in December 2006 includes a "step up rating change" clause which provides that the interest rate is increased by 150 basis points if its ratings fall below investment grade. This clause was triggered when its credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% became effective in December 2002 with a first coupon thus increased to pay at the maturity date of December 2003. This bond issue also contains a "step down rating change" clause which provides that the interest rate will be decreased by 150 basis points if its ratings move back to investment grade.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

SYNDICATED FACILITY.

On April 9, 2002, Alcatel closed a EURO 2,075 million syndicated credit facility available for general corporate purposes. The existing outstanding undrawn bilateral credit lines were cancelled. The facility is comprised of a three year tranche of EURO 1,375 million and a 364 day tranche of EURO 700 million maturing on April 9, 2003. The availability of this facility is not dependent upon its credit ratings. At December 31, 2002, this facility was entirely undrawn, and still remains so as of the date of the Board of Directors closing the 2002 exercise. Alcatel's ability to draw on this facility is conditioned upon its compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program). There are two ratios, the first one is a gearing ratio (net debt/equity including minority interests) and the second one is a ratio related to the capacity of Alcatel to generate cash and reimburse its debt. The financial covenants have been respected at the end of 2002. Given the continuing impact of the current economic conditions on Alcatel, Alcatel can provide no assurance that Alcatel will be in compliance with such financial covenants at a future time.

NOTE 26
CUSTOMERS' DEPOSITS AND ADVANCES

                                                        2002     2001     2000
                                                       ------   ------   ------
                                                         IN MILLIONS OF EUROS
Advance payments received on long-term contracts        1,024    1,101      980
Other deposits and advances received from customers       458      592      580
                                                       ------   ------   ------
TOTAL CUSTOMERS' DEPOSITS AND ADVANCES                  1,482    1,693    1,560
                                                       ------   ------   ------

NOTE 27
DEBT LINKED TO THE BANK ACTIVITY

                                                        2002     2001     2000
                                                       ------   ------   ------
                                                         IN MILLIONS OF EUROS
Debt linked to the bank activity                          246      660      932

Correspond to the amount of customer loans and advances presented under the captions "Other investments" and "Other accounts receivable" :

     2002 : EURO 176 million (note 13) and under "Other accounts receivables" EURO 70 million (note 17).

     2001 : EURO 384 million (note 13) and under "Other accounts receivables" EURO 276 million (note 17).

     2000 : EURO 677 million (note 13) and under "Other accounts receivables" EURO 255 million (note 17).

NOTE 28
OTHER PAYABLES

Analysis is as follows, after appropriation:

                                  2002     2001     2000
                                 ------   ------   ------
                                   IN MILLIONS OF EUROS
Accrued payables and other        2,354    3,983    4,770
Social payables                   1,001      918    1,163
Accrued taxes                       380      642      495
Deferred taxes*                     112      529      572
Dividends to be paid                 --      197      584
Government grants                    48       49       26
                                 ------   ------   ------
TOTAL                             3,895    6,318    7,610
                                 ------   ------   ------

----------
*    See note 7c.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29
CONTRACTUAL OBLIGATIONS AND DISCLOSURE RELATED TO OFF BALANCE SHEET COMMITMENTS

a) CONTRACTUAL OBLIGATIONS

The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments. Amounts related to Financial Debt and Capital lease obligations are fully reflected in the consolidated balance sheet.

                                                                 DEADLINE
                                              ---------------------------------------------
                                              LESS THAN                            AFTER 5
       CONTRACTUAL CASH OBLIGATIONS           ONE YEAR    1-3 YEARS   4-5 YEARS     YEARS       TOTAL
-------------------------------------------   ---------   ---------   ---------   ---------   ---------
                                                                (IN MILLIONS OF EUROS)
Financial debt (excluding capital leases)         1,086       1,902       1,641       1,073       5,703
Capital lease obligations                            10          14          53           3          80
                                                  -----       -----       -----       -----       -----
SUB-TOTAL -- INCLUDED IN BALANCE SHEET            1,096       1,916       1,694       1,076       5,783
                                                  -----       -----       -----       -----       -----

Operating leases                                    120         161          96         171         548
Commitments to purchase fixed assets                 33           1          --          --          34
Unconditional purchase obligations(1)               804         943          50          --       1,797
                                                  -----       -----       -----       -----       -----
SUB TOTAL -- COMMITMENTS                            957       1,105         146         171       2,379

----------
(1) Other firm commitments result mainly from purchase obligations related to multi-year supply contracts linked to disposal of activities to third parties.

b) OFF BALANCE SHEET COMMITMENTS

Commitments given on the occasion of the usual activity of the Group are as follows:

                                                           2002     2001     2000
                                                          ------   ------   ------
                                                            IN MILLIONS OF EUROS
Guarantees given on contracts Group and outside Group      8,530    9,746    8,822
Discounted notes receivable                                   14       63       45
Other contingent commitments                                 833    1,004    1,281
                                                          ------   ------   ------
SUB-TOTAL -- CONTINGENT COMMITMENTS                        9,377   10,813   10,148
                                                          ------   ------   ------
Secured borrowings                                           262      236       67
Guarantees on cash pooling                                   807    1,390    1,775
                                                          ------   ------   ------
TOTAL                                                     10,446   12,439   11,990
                                                          ------   ------   ------

-    CONTINGENT COMMITMENTS

                                                                 DEADLINE
                                              ---------------------------------------------
                                              LESS THAN                            AFTER 5
       CONTINGENT COMMITMENTS                 ONE YEAR    1-3 YEARS   4-5 YEARS     YEARS       TOTAL
-------------------------------------------   ---------   ---------   ---------   ---------   ---------
                                                                (IN MILLIONS OF EUROS)
Guarantees on group contracts(1)                  2,659       2,638       2,114         615       8,026
Guarantees on third party contracts                 154         236          98          16         504
Discounted notes receivable with recourse            14                                              14
Other contingent commitments                        318          28          63         424         833
                                                  -----       -----       -----       -----       -----
TOTAL                                             3,145       2,902       2,275       1,055       9,377
                                                  -----       -----       -----       -----       -----
COUNTER GUARANTEES RECEIVED                          42         135          58                     235
                                                  -----       -----       -----       -----       -----
(1) of which reflected in balance sheet                                                             888
    of which related to interrupted
    contracts due to customer default                                                               760
                                                  -----       -----       -----       -----       -----

The amounts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralisation provisions in the guarantees or guarantees received, which are indicated in the "counter guarantees received" line. Commitments related to product warranties, pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts.

For more information concerning litigation see note 33.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Guarantees given on Group long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in paragraph b) of this note). Alcatel gives guarantees related to advances and payments received from customers or commits to indemnify the customer if the contract is not performed by the subsidiary contractor in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item "product sale reserves" (see note
24) or in inventory reserve. The amounts concerned are given in the preceding table in the specific line item "(1) of which reflected in balance sheet".

Additionally, most of the performance bonds given to Group customers are insured. Estimated risks related to guarantees should take into account the amount of insurance that may be received in case of a claim.

Commitments related to contracts which have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned "Guarantees on Group contract" as long as the legal release of the guarantee is not obtained. The amounts concerned are specifically disclosed in the preceding table.

Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non consolidated company's failure to perform under an obligating agreement. The fair value of these contingent liabilities, corresponding to the premium received by the guarantor for issuing the guarantee, was EURO 5 million as of December 31,2002.

No material commitments is omitted in the presentation made in note 29, in accordance with current accounting rules.

- GUARANTEES GRANTED ON BORROWINGS AND ADVANCE PAYMENTS RECEIVED SUCH AS SECURITY INTERESTS

                                                                 DEADLINE
                                              ---------------------------------------------
      GUARANTEES ON BORROWINGS AND            LESS THAN                            AFTER 5
        ADVANCE PAYMENT RECEIVED              ONE YEAR    1-3 YEARS   4-5 YEARS     YEARS       TOTAL
--------------------------------------------  ---------   ---------   ---------   ---------   ---------
                                                                (IN MILLIONS OF EUROS)
Security interests                                   25          99           1          --         125
Other guarantees granted                             77          --          60         137
                                                    ---          --          --         ---         ---
TOTAL                                               102          99           1          60         262
                                                    ---          --          --         ---         ---

Net book value of assets given in guarantee:
    - financial assets                               20          99           1          --         120
    - other assets                                    5          --          --          --           5

-    GUARANTEES ON CASH POOLING

Not included in the preceding table are guarantees granted to the banks that implement the Group cash pooling. These guarantees cover the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury accounts and the subsidiaries accounts. As of December 31,2002, these guarantees were valued at EURO 0.8 billion ( EURO 1.4 billion as of December 31,2001 and EURO 1.8 billion as of December 31, 2000).

-    OTHER SPECIFIC COMMITMENTS LINKED TO SIGNIFICANT OPERATIONS

SVF TRUST PROGRAM

In 1999, Alcatel launched a program of securitization of vendor finance receivables which was amended and restated in June 2000 and further amended in May 2002.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The main provisions of the newly amended program are as follows:

- Alcatel has the right to sell a portion or the whole of certain of its vendor finance receivables which meet defined eligibility criteria, to the program for a period of two years from 14 May, 2002 on a revolving basis. The program is expected to be fully repaid by Alcatel (through a purchase of the remaining receivables) at the end of the fifth year from 14 May, 2002. To the extent that the actual amortization of receivables in the program is less than a notional amortization schedule (which calls for 60% amortization prior to the fifth year), Alcatel will guarantee the difference.

- The SVF program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Prior to 7 October 2002, the SVF program was principally funded through a Citibank commercial paper conduit vehicle. Following the downgrading by Standard & Poor's of Alcatel's credit rating to B+ on October 4, 2002, the commercial paper conduit was unable to continue to fund the program and the backstop facility provided by the banks was drawn on 7 October to the extent needed to repay the funding previously provided by the commercial paper conduit . This resulted in an increase in the cost of funds to the program to LIBOR plus 300 basis points. The operation of the program is otherwise unaffected by the downgrade of Alcatel on October 4, 2002 and Alcatel may continue (subject to other limitations) to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

- In the event that the banks do not elect to renew their facility in May 2003, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF program to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by Alcatel.

- The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million (approximately 1,1 billion of euros).

- Prior to the downgrade by Moody's of Alcatel's credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the program, on the basis of selling participations in them without making a legal assignment of the receivables. Following that downgrade, Alcatel is required make legal assignments of the receivables owned by the program as at that date and of all future receivables sold to the program. This process of legal assignment is required to be completed by 6 December 2002. Alcatel will be obliged to repurchase from the program any receivables outstanding at that date which have not been legally assigned. Alcatel anticipates that it will have to repurchase $31M of such receivables.

- Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation is 15%, which means that Alcatel receives 85% of the face value of the receivables which it sells in cash and the remaining 15% is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level was completed by 31 July, 2002,within the time limit provided for the transition in the program documentation. The transition was achieved by a combination of selling receivables to the program for a cash amount of less than 60% of face value plus a deferred purchase price receivable and by making a cash deposit to the program (Cure Amount). Both the Cure Amount and the deferred purchase price constitute fully subordinated receivables which are accounted for in "Non current financial asset."

- The program provides for various Alcatel guarantees, the principal ones being:

   -   A first loss guarantee up to 30% of:

          -    the program amount during the revolving two year period, or;

          -    the funded portion of the program during the amortization period.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

   - Two portfolio diversification guarantees. Alcatel's guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. This guarantee could be as high as 100%. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

   - A political risk guarantee which covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

   - Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

- The program provides for certain early termination events. These include a breach of financial covenants by Alcatel. The financial covenants in question are identical to those defined in April 2002 - Alcatel's EURO 2.1 billion syndicated bank facility (see note 25h). These covenants will be tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

Summarized balance sheet of SVF Trust as of December 31, 2002 and December 31, 2001 (in USD million):

   IN MILLIONS OF USD     31/12/2002   31/12/2001                                                31/12/2002   31/12/2001
-----------------------   ----------   ----------                                                ----------   ----------
Loan receivables                 428          700   Certificate of beneficial interest holder            43           36
                                                    Trust A notes                                       321          664
                                                    Deferred Purchase Price/Cure amount                  64           --
                                 ---          ---                                                       ---          ---
TOTAL                            428          700   TOTAL                                               428          700
                                 ---          ---                                                       ---          ---

As of December 31, 2002 loan receivables held by SVF Trust amounted to $428 million ($700 million as of December 2001, $214 million as of December 31, 2000). Changes during the year 2002 are due to the following events:

- Alcatel bought back from the SVF Trust receivables with a principal amount of $(754) million,

- Alcatel sold to the SVF Trust new receivables with a principal amount of $589 million,

-    Receivables were reimbursed for $(107) million.

The redemption of receivables to the SVF Trust during the exercice 2002 represents a treasury impact of 792 million of euros on the line "decrease (increase) of loans" within the consolidated statement of cash flows.

The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel's consolidated financial statements and amounts to USD 64 million as of December 31, 2002 (USD 0 million as of December 30, 2001 and USD 0 million as of December 31, 2000).

As of December 31, 2002, a reserve of 24 millions of euros was booked by Alcatel for risk to given guarantees to the SVF Trust.

As Alcatel Group owns no equity share in this Trust, this one is not booked in the Group's accounts in order to comply with the CRC n DEG.99-02 regulation.

SECURITIZATION OF CUSTOMER LOAN

On May 31, 2002, Alcatel signed a EURO 480 million securitisation program (the "Securitization") for the sale of customer loans related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Alcatel is a risk participant on a pari passu basis with the other risk participants (the "Alcatel Risk Participation") for up to 39.7% of the aggregate amount of loans sold by Alcatel. As is customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities capped at EURO 500 million for each of them.

As of December 31, 2002, Alcatel sold under the Securitization an aggregate amount of EURO 150 million of eligible loans, and under the Alcatel Risk Participation, Alcatel is liable for EURO 50 million of such amount.

SALE OF CARRY-BACK RECEIVABLE

In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of EURO 200 million resulting from the choice to carry-back tax losses from prior years. The cash received from this sale amounts to EURO 149 million corresponding to the discounted value of this receivable that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. It represents a financial expense of EURO 6.2 million as of December 31, 2002.

Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in case of future law or regulation evolutions resulting in a substantial change in the rights attached to the receivable sold.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30
MARKET-RELATED EXPOSURES

The Group has a centralize treasury management in order to minimize the Group's exposure to market risks including: foreign exchange risk, interest rate risk and credit risk.

The Group uses derivative financial instruments with off-balance-sheet risks to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates. Firm commercial commitments or other firm contracts are hedged by forward exchange transactions while offers are hedged by exchange rate options. Bids generally have a duration of not more than 18 months.

Nearly all the debts are issued in euros, part of them being swapped into currencies in which subsidiaries need to be funded, mainly USD. Most of interest rates derivatives are aimed to convert into floating rate the funds issued with fixed rate.

The Group controls credit risks related to these financial instruments through credits approvals, investment limits authorization and centralized treasury policies but does not usually require pledge of collateral or other guarantees to cover risks linked to these financial instruments.

Because of the diversification of its customers and their geographical location, management believes that credit risk of its customers is limited and there is no material risk of concentration of credit.

a) CURRENCY RISK

Financial instruments held or issued at December 31, 2002 are hedges for exchange risks arising from payables or receivables, either commercial or financial, and future transactions. The latter mainly relate to firm commercial contracts and commercial bids expressed in foreign currency

At December 31, 2002, off-balance sheet financial instruments held to manage currency risk are as follows:

                                       BUY / LEND         SELL / BORROW
                                   -----------------    -----------------
                                   PRINCIPAL   FAIR     PRINCIPAL   FAIR
                                    AMOUNT     VALUE     AMOUNT     VALUE
                                   ---------   -----    ---------   -----
                                            IN MILLIONS OF EUROS
Forward exchange contracts             2,754     (96)       4,041     300
Short-term exchange rate swaps           462      (9)       3,670     133
Long-term currency swaps                  22      (3)         794     156
Short-term currency swaps                 12       2          340      58
Currency option contracts
- call                                 1,502      74        1,802     (74)
- put                                  1,309      71          755     (50)

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

Analysis by major currency is as follows :

                                   U.S.      POUND       SWISS    JAPANESE
                                  DOLLAR    STERLING     FRANC      YEN       OTHERS     TOTAL
                                 --------   --------   --------   --------   --------   --------
                                                      IN MILLIONS OF EUROS
BUY OR LEND
Forward exchange contracts          1,578        288         85        302        501      2,754
Short-term exchange rate swaps        136         90        114         --        123        463
Short-term currency swaps              --         --         --         --         22         22
Long-term currency swaps               --         --         12         --         --         12
Currency option contracts :
    - call                            176      1,029         --        283         14      1,502
    - put                             337        217         --        725         30      1,309
SELL OR BORROW
Forward exchange contracts          3,082        357         94         51        458      4,042
Short-term exchange rate swaps      3,095        280         --         --        295      3,670
Short-term currency swaps             794         --         --         --         --        794
Long-term currency swaps              256         --         --         --         84        340
Currency option contracts :
    - call                            258      1,018         --        526         --      1,802
    - put                             169        126         --        431         29        755

Earliest/latest maturity dates for each type of instrument are as follows:

                                                     MATURITY DATE
                                           ---------------------------------
                                             EARLIEST             LATEST
                                           ------------      ---------------
Forward exchange contracts                 January 2003           July 2005
Short-term exchange rate swaps             January 2003           June 2003
Long-term currency swaps                   October 2003      September 2005
Short-term currency swaps                     June 2003      September 2003
Currency option contracts
- call                                     January 2003          April 2004
- put                                      January 2003       February 2004

Principal amounts represent the face value of the financial instruments listed above. Principal amounts expressed in foreign currency are translated into euros at the year-end rate of exchange. The fair value of the quoted financial instruments listed above is based on the quoted market price on the last trading day of the year. The fair value of the non-quoted financial instruments listed above is estimated using one or more conventional models. The judgmental nature of such an undertaking, and the limitations of estimation techniques, may explain the difference between the valuation assumptions and those values that could have been realized at December 31, 2002. Fair values given are indicative of the interest rates and exchange rates prevailing as at December 31, 2002 and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) INTEREST RATE RISK

Financial instruments held at December 31, 2002 are intended to reduce the cost of financial debt and hedge interest rate risk.

At December 31, 2002, off-balance sheet financial instruments relative to interest rate risk are as follows:

                                       BUY / LEND        SELL / BORROW
                                   -----------------   -----------------
                                   PRINCIPAL   FAIR    PRINCIPAL   FAIR
                                    AMOUNT     VALUE    AMOUNT     VALUE
                                   ---------   -----   ---------   -----
                                           IN MILLIONS OF EUROS
Long-term interest rate swaps          4,550     225       1,702    (107)
Short-term interest rate swaps         1,577      47       2,508     (51)
Interest rate cap contracts           23,849      24      22,814     (24)
FRA                                      288      --         238      --
Floors                                18,024     335      18,069    (335)
Currency option contracts
- call                                   191       4         191      (4)
- put                                    858       1         763      (1)

Earliest / latest maturity dates and lowest / highest interest rates are as follows:

                                             MATURITY DATE             INTEREST RATE
                                     -----------------------------   -----------------
                                       EARLIEST         LATEST        LOWEST   HIGHEST
                                     ------------   --------------   -------   -------
Long-term interest rate swaps        January 2004     October 2011     2.270     7.685
Short-term interest rate swaps       January 2003    December 2003     1.828    10.390
Interest rate cap contracts          January 2003       March 2006     2.500     6.750
FRA                                  January 2003   September 2003     1.625     3.208
Floors                               January 2003    February 2005     2.500     5.200
Currency option contracts
- call                                  June 2003        July 2003     3.250     3.500
- put                                January 2003   September 2003     3.000     3.750

Principal amounts represent the face value of the financial instruments listed above. The fair value has been obtained by discounting the future differential cash flows at the current market interest rate. For option type instruments, the fair value has been estimated using one or more conventional models.

c) METAL PRICE RISK

Following the Initial Public Offering of Nexans in June 2001, the Group is no longer exposed to the risk of metals prices.

d) STOCK MARKET RISK

Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (See Note 13).

As of December 31, 2002, no transaction are in progress on Alcatel shares or on shares held by Alcatel.

NOTE 31
RELATED PARTY TRANSACTIONS

In accordance with French "code de commerce (article D24 point 9)", a company is considered a related party of another company when both could be fully consolidated in the same group. Since no shareholder of the Group would be entitled to consolidate Alcatel, there are no related parties.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32
PAYROLL AND STAFF

                                                                       2002           2001           2000
                                                                    ----------     ----------     ----------
                                                                    IN MILLIONS OF EUROS AND NUMBER OF STAFF
Wages and salaries (including social security / pension costs)           5,488          6,937          7,617
REMUNERATION OF EXECUTIVE OFFICERS OF ALCATEL OR IN ITS
CONSOLIDATED SUBSIDIARIES*                                                 7.7            8.6            8.1
Staff of consolidated companies at year-end:                            75,940         99,314        131,598
- EXECUTIVES AND SENIOR TECHNICAL STAFF**                                   53%            51%            46%

----------
* Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2002 because of their functions in Alcatel or in consolidated companies, amounts to EURO 7.7 million at December 31, 2002 (8.6 million at December 31, 2001 and EURO 8.1 million at December 31, 2000).

** Executives, senior technical staff and positions normally requiring a minimum of three years of higher education.

NOTE 33
CONTINGENCIES

Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

FRANCE TELECOM

Since 1993 a legal investigation has been ongoing concerning "overbillings" which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation's procedural validity were filed with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation's papers have to be suppressed, on the other hand it rejected the major part of the motions. On May 29, 2002, the Cour de Cassation, Chambre Criminelle, rejected the " POURVOIS " against this decision. On the other hand, the same court, granting on November 6, 2002 a" motion from a former employee of Alcatel CIT who had been " MIS EN EXAMEN " for the audit of production costs conducted in 1989 in the Transmission division, referred the case back to the Paris Court of Appeals. Accordingly, the investigating magistrate will not be in a position to close her investigation before the end of 2003 at the earliest.

DSC

In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the "Actions") were filed against Alcatel,

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

The Actions purported to be brought on behalf of two classes consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel's acquisition of DSC Communications Corporation in September 1998 and (ii) purchased Alcatel ADSs acquired call and put options on Alcatel ADSs between March 19, 1998 through September 17, 1998. The actions were consolidated in the United States District Court for the Eastern District of Texas.

The claims of one group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the "Exchange Offer Plaintiffs"), were partially dismissed by the court. As for the remainder of their claims, a settlement in which Alcatel made no admission of wrongdoing or liability was approved by the court in 2001.

The court, and subsequently the United States Court of Appeals for the Fifth Circuit, dismissed the complaint of the second group of plaintiffs who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. The time period for these plaintiffs to seek a writ of certiorari from the United States Supreme Court expired on September 30, 2002 and the matter can now be considered closed.

CLASS A AND CLASS O SHAREHOLDERS

Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

The actions purport to be brought on behalf of classes consisting of persons who
(i) acquired Alcatel Class O shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000,
(ii) all persons who purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) all persons who purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

The actions have been filed and consolidated in United States District Court, Southern District of New York. Alcatel intend to defend the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

Although it is not possible at this stage of these cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Group.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34
MAIN CONSOLIDATED COMPANIES*

                                                                                    %          %          CONSOLIDATION
                    COMPANY                                    COUNTRY           CONTROL    INTEREST         METHOD
---------------------------------------------------------     ---------          -------    --------    ------------------
ALCATEL(1)(2)                                                 France               100.0       100.0    Parent
company
OPERATIONAL COMPANIES
Alcatel Australia Limited                                     Australia                                 Full consolidation
Alcatel Austria A.G                                           Austria                                   Full consolidation
Alcatel Bell NV                                               Belgium                                   Full consolidation
Alcatel Business Systems S.A.                                 France                                    Full consolidation
Alcatel Canada Inc                                            Canada                                    Full consolidation
Alcatel Cable France                                          France                                    Full consolidation
Alcatel CIT                                                   France                                    Full consolidation
Alcatel China Investment CO. Ltd                              R.P.C                                     Full consolidation
Alcatel Contracting GmbH                                      Germany                                   Full consolidation
Alcatel Espana S.A.                                           Spain                                     Full consolidation
Alcatel Indetel S.A. de C.V.                                  Mexico                                    Full consolidation
Alcatel Italia S.p.A.                                         Italy                                     Full consolidation
Alcatel Optical Fiber GmbH                                    Germany                                   Full consolidation
Alcatel Polska SA                                             Poland                                    Full consolidation
Alcatel Portugal SA                                           Portugal                                  Full consolidation
Alcatel Schweiz AG                                            Switzerland                               Full consolidation
Alcatel SEL A.G.(1)                                           Germany                                   Full consolidation
Alcatel Shanghai Bell                                         R.P.C                   50          50    Full consolidation
Alcatel Space                                                 France                                    Full consolidation
Alcatel Submarine Networks Limited                            U.K                                       Full consolidation
Alcatel Submarine Networks S.A.                               France                                    Full consolidation
Alcatel Suzhou Telecommunications CO. Ltd                     R.P.C                                     Full consolidation
Alcatel Telecom Limited                                       U.K                                       Full consolidation
Alcatel Telecom Nederland BV                                  The Netherlands                           Full consolidation
Alcatel Telecom Norway A/S                                    Norway                                    Full consolidation
Alcatel Telecommunicacoes SA                                  Brazil                                    Full consolidation
Alcatel USA Inc                                               U.S                                       Full consolidation
Radio Frequency Systems GmbH                                  Germany                                   Full consolidation
Radio Frequency Systems Inc                                   U.S                                       Full consolidation
Shanghai Bell Alcatel Mobile Communication System CO. Ltd     R.P.C                   50          50    Full consolidation
Taiwan International Standard Electronic Ltd (Taisel)         Taiwan                  60          60    Full consolidation
Evolium Holding SAS                                           France                  66          66    Proportionate

----------
(1)  Publicly traded.

(2) The activities of Alcatel, as the parent company, are included under "Others".

*    Percentages of control and interest equal 100% unless specified.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    %          %          CONSOLIDATION
                    COMPANY                                    COUNTRY           CONTROL    INTEREST         METHOD
---------------------------------------------------------     ---------          -------    --------    ------------------
HOLDING AND OTHER SEGMENT(2)
ELECTRONIC OF DEFENSE
Thales (ex Thomson-CSF)(1)                                    France               9.7         9.7      Equity
FINANCIAL HOLDINGS
Alcatel Holding Canada Corp.                                  Canada                                    Full consolidation
Alcatel NV                                                    Netherlands                               Full consolidation
Alcatel Participations                                        France                                    Full consolidation
Alcatel UK Limited                                            U.K                                       Full consolidation
Cie Immobiliere Meridionale                                   France                                    Full consolidation
Codelec                                                       France                                    Full consolidation
Compagnie Financiere Alcatel                                  France                                    Full consolidation
Coralec                                                       France                                    Full consolidation
Generale Occidentale                                          France                                    Full consolidation
Lubelec                                                       France                                    Full consolidation
Saft Participations                                           France                                    Full consolidation

FINANCIAL SERVICES
Electro Banque                                                France                                    Full consolidation
Electro Re                                                    Luxembourg                                Full consolidation

----------
(1)  Publicly traded.

(2) The activities of Alcatel, as the parent company, are included under Others.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35
QUARTERLY INFORMATION (UNAUDITED)

a) CONSOLIDATED INCOME STATEMENTS

                  2002 PUBLISHED                                   Q1          Q2          Q3         Q4         TOTAL
------------------------------------------------------------    -------     -------     -------     -------     -------
                                                                                  IN MILLIONS OF EUROS
Net sales                                                         4,296       4,235       3,508       4,508      16,547
Cost of sales                                                    (3,212)     (3,152)     (2,543)     (3,279)    (12,186)
                                                                -------     -------     -------     -------     -------
GROSS PROFIT                                                      1,084       1,083         965       1,229       4,361
                                                                -------     -------     -------     -------     -------
Administrative and selling expenses                                (818)       (728)       (669)       (647)     (2,862)
R&D costs                                                          (609)       (532)       (523)       (562)     (2,226)
                                                                -------     -------     -------     -------     -------
INCOME FROM OPERATIONS                                             (343)       (177)       (227)         20        (727)
                                                                -------     -------     -------     -------     -------
Interest expenses on notes mandatorily redeemable for shares         --          --          --          (1)         (1)
Financial income (loss)                                             (71)       (291)       (520)       (136)     (1,018)
Restructuring costs                                                (139)       (504)       (331)       (500)     (1,474)
Other revenue (expense)                                            (249)       (254)        (35)       (292)       (830)
                                                                -------     -------     -------     -------     -------
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND PURCHASED
  R&D                                                              (802)     (1,226)     (1,113)       (909)     (4,050)
                                                                -------     -------     -------     -------     -------
Income tax                                                          186         (20)        (85)        (62)         19
Share in net income of equity affiliates                           (104)        (15)        (12)         24        (107)
                                                                -------     -------     -------     -------     -------
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL AND
  PURCHASED R&D                                                    (720)     (1,261)     (1,210)       (947)     (4,138)
                                                                -------     -------     -------     -------     -------
Amortization of goodwill                                           (113)       (177)       (152)       (147)       (589)
Purchased R&D                                                        --          --          --          --          --
Minority interests                                                   (3)         --          10         (25)        (18)
                                                                -------     -------     -------     -------     -------
NET INCOME                                                         (836)     (1,438)     (1,352)     (1,119)     (4,745)
                                                                -------     -------     -------     -------     -------
ORDINARY SHARES (A)
BASIC EARNINGS PER SHARE (IN EUROS)                               (0.72)      (1.20)      (1.14)      (0.93)      (3.99)
DILUTED EARNINGS PER SHARE (IN EUROS)                             (0.72)      (1.20)      (1.14)      (0.93)      (3.99)
                                                                -------     -------     -------     -------     -------
ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)
BASIC EARNINGS PER SHARE (IN EUROS)                               (0.35)      (1.72)      (0.73)      (1.06)      (3.86)
DILUTED EARNINGS PER SHARE (IN EUROS)                             (0.35)      (1.72)      (0.73)      (1.06)      (3.86)
                                                                -------     -------     -------     -------     -------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                   2001 PUBLISHED                                Q1           Q2         Q3          Q4         TOTAL
-----------------------------------------------------------    -------     -------     -------     -------     -------
                                                                              IN MILLIONS OF EUROS
Net sales                                                        6,207       6,767       5,613       6,766      25,353
Cost of sales                                                   (4,344)     (4,931)     (4,271)     (5,528)    (19,074)
                                                               -------     -------     -------     -------     -------
GROSS PROFIT                                                     1,863       1,836       1,342       1,238       6,279
                                                               -------     -------     -------     -------     -------
Administrative and selling expenses                             (1,002)       (980)       (898)       (893)     (3,773)
R&D costs                                                         (775)       (720)       (659)       (713)     (2,867)
                                                               -------     -------     -------     -------     -------
INCOME FROM OPERATIONS                                              86         136        (215)       (368)       (361)
                                                               -------     -------     -------     -------     -------
Financial income (loss)                                           (345)       (831)       (144)       (248)     (1,568)
Restructuring costs                                               (132)     (1,163)       (231)       (598)     (2,124)
Other revenue (expense)                                            615        (392)         20        (456)       (213)
                                                               -------     -------     -------     -------     -------
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND PURCHASED
  R&D                                                              224      (2,250)       (570)     (1,670)     (4,266)
                                                               -------     -------     -------     -------     -------
Income tax                                                         104         541         220         396       1,261
Share in net income of equity affiliates                             6          (5)         (1)        (16)        (16)
                                                               -------     -------     -------     -------     -------
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL AND
  PURCHASED R&D                                                    334      (1,714)       (351)     (1,290)     (3,021)
                                                               -------     -------     -------     -------     -------
Amortization of goodwill                                          (137)     (1,417)       (194)       (185)     (1,933)
Purchased R&D                                                       --          --          (4)         --          (4)
Minority interests                                                  13          14          (9)        (23)         (5)
                                                               -------     -------     -------     -------     -------
NET INCOME                                                         210      (3,117)       (558)     (1,498)     (4,963)
                                                               -------     -------     -------     -------     -------
ORDINARY SHARES (A)
BASIC EARNINGS PER SHARE (IN EUROS)                               0.18       (2.74)      (0.49)      (1.28)      (4.33)
DILUTED EARNINGS PER SHARE (IN EUROS)                             0.18       (2.74)      (0.49)      (1.28)      (4.33)
                                                               -------     -------     -------     -------     -------
ALCATEL TRACKING STOCK (O) (OPTRONICS DIVISION)
BASIC EARNINGS PER SHARE (IN EUROS)                               0.19        0.12       (0.10)      (1.52)      (1.47)
DILUTED EARNINGS PER SHARE (IN EUROS)                             0.19        0.12       (0.10)      (1.52)      (1.47)
                                                               -------     -------     -------     -------     -------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) INFORMATION BY SEGMENT

           2002                     Q1          Q2          Q3          Q4         TOTAL
------------------------------    -------     -------     -------     -------     -------
                                                   IN MILLIONS OF EUROS
NET SALES
Carrier Networking                  2,085       1,969       1,720       2,417       8,191
Optics                              1,047       1,012         704         741       3,504
E-business                            591         603         506         568       2,268
Space and Components                  702         748         660         881       2,991
Other                                  --           9           7           6          22
Eliminations                         (129)       (106)        (89)       (105)       (429)
                                  -------     -------     -------     -------     -------
TOTAL                               4,296       4,235       3,508       4,508      16,547
                                  -------     -------     -------     -------     -------
INCOME FROM OPERATIONS
Carrier Networking                   (119)         24          30         279         214
Optics                               (153)       (176)       (225)       (285)       (839)
E-business                            (28)        (18)        (32)        (17)        (95)
Space and Components                   15          31          19          70         135
Others                                (58)        (38)        (19)        (27)       (142)
                                  -------     -------     -------     -------     -------
TOTAL                                (343)       (177)       (227)         20        (727)
                                  -------     -------     -------     -------     -------

  2001 RESTATED (UNAUDITED)         Q1          Q2          Q3          Q4         TOTAL
------------------------------    -------     -------     -------     -------     -------
                                                 IN MILLIONS OF EUROS
NET SALES
Carrier Networking                  2,796       2,986       2,448       2,858      11,088
Optics                              1,782       2,115       1,777       1,866       7,540
E-business                            567         541         494         743       2,345
Space and Components                  940         920         793       1,031       3,684
Other                                   7           6           8           2          23
Eliminations                         (301)       (205)       (179)       (150)       (835)
                                  -------     -------     -------     -------     -------
TOTAL                               5,791       6,363       5,341       6,350      23,845
                                  -------     -------     -------     -------     -------
INCOME FROM OPERATIONS
Carrier Networking                    (14)         54        (100)        (56)       (116)
Optics                                198         208          29        (290)        145
E-business                           (131)       (178)       (136)        (77)       (522)
Space and Components                   53          71          35          (4)        155
Others                                 13          22         (31)          6          10
                                  -------     -------     -------     -------     -------
TOTAL                                 119         177        (203)       (421)       (328)
                                  -------     -------     -------     -------     -------

c) EARNINGS PER SHARE

Earnings per share is determined according to the method described in note 8. The following tables present a reconciliation of basic earnings per share and diluted earnings per share for Q4 2002 and Q4 2001.

                                         ORDINARY SHARES A                                     CLASS O SHARES
                          ------------------------------------------------    ----------------------------------------------
                                                                PER SHARE                           NUMBER OF     PER SHARE
      Q4 2002                NET INCOME     NUMBER OF SHARES     AMOUNT          NET INCOME          SHARES         AMOUNT
------------------------  ----------------  ----------------   -----------    ---------------      ----------     ----------
                          (IN MILLIONS OF                                     (IN MILLIONS OF
                              EUROS)                                               EUROS)
Basic earnings per share            (1,092)    1,176,475,723   EURO  (0.93)               (27)     25,503,445     EURO (1.06)
Stock option plans                      --                --            --                 --              --             --
Notes mandatorily
redeemable for shares                   --                --            --                 --              --             --
                          ----------------  ----------------   -----------    ---------------      ----------     ----------
DILUTED EARNINGS PER
SHARE                               (1,092)    1,176,475,723   EURO  (0.93)               (27)     25,503,445     EURO (1.06)
                          ----------------  ----------------   -----------    ---------------      ----------     ----------

Ordinary share A:

The earnings per share computation takes into account that the consolidated subsidiaries owned 62,717,775 shares and no share equivalents.

Class O share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 11,655 shares and no share equivalents.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                ORDINARY SHARES A                                  CLASS O SHARES
                              ------------------------------------------------    ---------------------------------------------
                                                                    PER SHARE                         NUMBER OF      PER SHARE
       Q4 2001                   NET INCOME     NUMBER OF SHARES     AMOUNT         NET INCOME*        SHARES          AMOUNT
-------------------------     ---------------   ----------------    ----------    --------------    -------------    ----------
                              (IN MILLIONS OF                                     (IN MILLIONS OF
                                 EUROS)                                               EUROS)
Basic earnings per share               (1,459)     1,143,798,082    EURO (1.28)               (39)     25,501,225    EURO (1.52)
Stock option plans                         --                 --                               --              --
                              ---------------   ----------------    ----------    --------------    -------------    ----------
DILUTED EARNINGS PER SHARE             (1,459)     1,143,798,082    EURO (1.28)               (39)     25,501,225    EURO (1.52)
                              ---------------   ----------------    ----------    --------------    -------------    ----------

Ordinary share A:

The earnings per share computation takes into account that the consolidated subsidiaries owned 71,445,897 shares and no share equivalents.

Class O share:

The earnings per share computation takes into account that the consolidated subsidiaries owned 5,100 shares and no share equivalents.

NOTE 36

CONSOLIDATING FINANCIAL INFORMATION

As authorized by the shareholders of Alcatel, the board of directors issued, for the first time in October 2000, Alcatel class O shares (see notes 8). The dividends paid to these Alcatel class O shares are based on the separate performance of the Optronics division of Alcatel.

The Optronics division includes:

- Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

- Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

- Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company, acquired on August 1st, 2000, and a wholly-owned subsidiary of Alcatel Optronics France.

- Alcatel Optronics UK (ex Kymata), a U.K. company acquired on September 21, 2001. Alcatel Optronics UK is a wholly-owned subsidiary of Alcatel Optronics France. Alcatel Optronics Netherlands, a wholly-owned subsidiary of Alcatel Optronics UK, was sold to management on June 2, 2002.

Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements will also highlight intergroup allocations of common expenses and related party transactions in separate line items.

For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

The combined financial statements are issued based on historical financial information and actual cost allocation between the Optronics Division and Group without the Optronics Division. The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any differences that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial. The analysis described below outlines the key elements of the "Basic Intercompany Agreement" and the allocation methodology.

For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups :

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

CASH MANAGEMENT AND ALLOCATION POLICIES

The capital structure of the Optronics division:

- has been based on the current capital structure and financial position of Alcatel Optronics, and existing cash, debt balances and transactions have been maintained,

- for Alcatel Optronics USA, cash transactions have been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. From July 1, 2000, Alcatel Optronics US has its own cash and records the corresponding financial interests.

Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

COSTS OF SALES

Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses. Allocation criteria include square footage for facilities, number of connections for information technology, headcount for human resources and amount of fixed assets and inventories for property taxes.

Following the signature of the "Basic Intercompany Agreement" and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics Division was set forth in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

ADMINISTRATIVE & SELLING EXPENSES

Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate such costs among its various businesses generally based on turnover.

RESEARCH AND DEVELOPMENT

Research & development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

According to the "Basic Intercompany Agreement", Optronics will pay to Alcatel a fixed amount of EURO 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics will repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course of long-term R&D projects.

INCOME TAX

Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

ELIMINATIONS BETWEEN ALCATEL EXCLUDING THE OPTRONICS DIVISION AND THE OPTRONICS DIVISION

- Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division's products held by Alcatel entities outside the Optronics division has been eliminated.

- Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

- Inter-group cash-flows have been eliminated including cash flows provided by financing activities and dividends paid by entities of the Optronics division to Alcatel.

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

a) CONSOLIDATING FINANCIAL STATEMENTS AS OF DECEMBER 2002

   1) CONSOLIDATING INCOME STATEMENT FOR Q4 2002 (UNAUDITED)

                                                            ALCATEL
                                                          EX-OPTRONICS      OPTRONICS                       ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                              (IN MILLIONS OF EURO)
External                                                       4,505.1             2.9              --         4,508.0
Inter-group transactions                                           3.9             7.7           (11.6)             --
NET SALES                                                      4,509.0            10.6           (11.6)        4,508.0
External                                                      (3,255.4)          (23.6)             --        (3,279.0)
Inter-group allocated expenses                                     0.3            (0.3)             --              --
Inter-group transactions                                          (6.7)           (4.9)           11.6              --
COST OF SALES                                                 (3,261.8)          (28.8)           11.6        (3,279.0)
GROSS PROFIT                                                   1,247.2           (18.2)             --         1,229.0
                                                          ------------    ------------    ------------    ------------
External                                                        (645.8)           (1.2)             --          (647.0)
Inter-group allocated expenses                                     0.6            (0.6)             --              --
Inter-group transactions                                           2.3            (2.3)             --              --
ADMINISTRATIVE AND SELLING EXPENSES                             (642.9)           (4.1)             --          (647.0)
External                                                        (553.4)           (8.6)             --          (562.0)
Inter-group allocated expenses                                     1.5            (1.5)                             --
RESEARCH & DEVELOPMENT EXPENSES                                 (551.9)          (10.1)             --          (562.0)
INCOME FROM OPERATIONS                                            52.4           (32.4)             --            20.0
                                                          ------------    ------------    ------------    ------------
Returns on ORA                                                    (1.0)             --              --            (1.0)
External                                                        (135.8)           (0.2)             --          (136.0)
Inter-group allocated expenses                                     2.3            (2.3)             --              --
Inter-group transactions                                           0.3            (0.3)             --              --
FINANCIAL INCOME (LOSS)                                         (133.2)           (2.8)             --          (136.0)
Restructuring costs                                             (495.3)           (4.7)             --          (500.0)
Other revenue (expenses)                                        (208.9)          (83.1)             --          (292.0)
INCOME BEFORE AMORTIZATION OF GOODWILL AND TAXES                (786.0)         (123.0)             --          (909.0)
                                                          ------------    ------------    ------------    ------------
External                                                         (62.0)             --              --           (62.0)
Inter-group transactions                                          (6.4)            6.4              --              --
INCOME TAX                                                       (68.4)            6.4              --           (62.0)
Share in net income of equity affiliates                          24.0              --              --            24.0
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL         (830.4)         (116.6)             --          (947.0)
                                                          ------------    ------------    ------------    ------------
Amortization of goodwill                                        (148.1)            1.1              --          (147.0)
Minority interests                                               (25.0)             --              --           (25.0)
                                                          ------------    ------------    ------------    ------------
NET INCOME                                                    (1,003.5)         (115.5)             --        (1,119.0)
                                                          ============    ============    ============    ============

2) CONSOLIDATING INCOME STATEMENT FOR DECEMBER 31, 2002

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
External                                                      16,521.0            26.0              --        16,547.0
Inter-group transactions                                          29.7            58.1           (87.8)             --
NET SALES                                                     16,550.7            84.1           (87.8)       16,547.0
External                                                     (12,044.4)         (141.6)             --       (12,186.0)
Inter-group allocated expenses                                     2.0            (2.0)             --              --
Inter-group transactions                                         (54.1)          (33.7)           87.8              --
COST OF SALES                                                (12,096.5)         (177.3)           87.8       (12,186.0)
GROSS PROFIT                                                   4,454.2           (93.2)             --         4,361.0
                                                          ------------    ------------    ------------    ------------
External                                                      (2,840.3)          (21.7)             --        (2,862.0)
Inter-group allocated expenses                                     3.2            (3.2)             --              --
Inter-group transactions                                           7.4            (7.4)             --              --
ADMINISTRATIVE AND SELLING EXPENSES                           (2,829.7)          (32.3)             --        (2,862.0)
External                                                      (2,186.2)          (39.8)             --        (2,226.0)
Inter-group allocated expenses                                     6.1            (6.1)             --              --
RESEARCH & DEVELOPMENT EXPENSES                               (2,180.1)          (45.9)             --        (2,226.0)
INCOME FROM OPERATIONS                                          (555.6)         (171.4)             --          (727.0)
                                                          ------------    ------------    ------------    ------------
Return on ORA                                                     (1.0)             --              --            (1.0)
External                                                      (1,016.9)           (1.1)             --        (1,018.0)
Inter-group allocated expenses                                     7.9            (7.9)             --              --
Inter-group transactions                                           1.2            (1.2)             --              --
FINANCIAL INCOME (LOSS)                                       (1,007.8)          (10.2)             --        (1,018.0)
Restructuring costs                                           (1,396.6)          (77.4)             --        (1,474.0)
Other revenue (expenses)                                        (741.7)          (88.3)             --          (830.0)
INCOME BEFORE AMORTIZATION OF GOODWILL AND TAXES              (3,702.7)         (347.3)             --        (4,050.0)
                                                          ------------    ------------    ------------    ------------
External                                                          19.0              --              --            19.0
Inter-group transactions                                          17.7           (17.7)             --              --
INCOME TAX                                                        36.7           (17.7)             --            19.0
Share in net income of equity affiliates                        (107.0)             --              --          (107.0)
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL       (3,773.0)         (365.0)             --        (4,138.0)
                                                          ------------    ------------    ------------    ------------
Amortization of goodwill                                        (535.2)          (53.8)             --          (589.0)
Minority interests                                               (18.0)             --              --           (18.0)
                                                          ------------    ------------    ------------    ------------
NET INCOME                                                    (4,326.2)         (418.8)             --        (4,745.0)
                                                          ============    ============    ============    ============

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

3) CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2002

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
Goodwill, net                                                  4,597.0              --              --         4,597.0
Other intangible assets, net                                     310.4             1.6              --           312.0
INTANGIBLE ASSETS, NET                                         4,907.4             1.6              --         4,909.0
External                                                       7,964.8           271.2              --         8,236.0
Inter-group allocations                                             --              --              --              --
Inter-group transactions                                         (35.6)           35.6              --              --
TOTAL PROPERTY, PLANT AND EQUIPMENT                            7,929.2           306.8              --         8,236.0
External                                                      (5,529.7)         (207.3)             --        (5,737.0)
Inter-group allocations                                             --              --              --              --
Inter-group transactions                                          11.9           (11.9)             --              --
LESS TOTAL ACCUMULATED DEPRECIATION                           (5,517.8)         (219.2)             --        (5,737.0)
PROPERTY, PLANT AND EQUIPMENT, NET                             2,411.4            87.6              --         2,499.0
Share in net assets of equity affiliates                         306.0              --              --           306.0
Other investments and miscellaneous, net                         974.1             0.9              --           975.0
INVESTMENTS                                                    1,280.1             0.9              --         1,281.0
                                                          ------------    ------------    ------------    ------------
TOTAL FIXED ASSETS                                             8,598.9            90.1              --         8,689.0
                                                          ------------    ------------    ------------    ------------
TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET                    2,312.6            16.4              --         2,329.0
External                                                       4,711.8             4.2              --         4,716.0
Inter-group transactions                                           5.6             3.8            (9.4)             --
TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET              4,717.4             8.0            (9.4)        4,716.0
External                                                       4,013.8            23.2              --         4,037.0
Inter-group transactions                                            --              --              --              --
OTHER ACCOUNTS RECEIVABLE                                      4,013.8            23.2              --         4,037.0
ACCOUNTS RECEIVABLE, NET                                       8,731.2            31.2            (9.4)        8,753.0
CASH POOLING-- ALCATEL CURRENT ACCOUNT                           (18.5)           18.5              --              --
Marketable securities, net                                       716.0              --              --           716.0
Cash                                                           5,391.1             1.9              --         5,393.0
CASH AND CASH EQUIVALENTS                                      6,088.6            20.4              --         6,109.0
                                                          ------------    ------------    ------------    ------------
TOTAL CURRENT ASSETS                                          17,132.4            68.0            (9.4)       17,191.0
                                                          ------------    ------------    ------------    ------------
TOTAL ASSETS                                                  25,731.3           158.1            (9.4)       25,880.0
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY                  5,198.2          (191.2)             --         5,007.0
Minority interests                                               343.0              --              --           343.0
Other shareholders equity                                        645.0              --              --           645.0
Accrued pension and retirement obligations                     1,013.6             2.4              --         1,016.0
Other reserves                                                 3,277.5            23.5              --         3,301.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES                     4,291.1            25.9              --         4,317.0
Bonds and notes issued                                         5,325.0              --              --         5,325.0
Cash pooling-- Alcatel current account                          (254.6)          254.6              --              --
External                                                         457.9             0.1              --           458.0
Inter-group transactions                                         (24.5)           24.5              --              --
OTHER BORROWINGS                                                 433.4            24.6              --           458.0
TOTAL FINANCIAL DEBT                                           5,503.8           279.2              --         5,783.0
External                                                       1,481.9             0.1              --         1,482.0
Inter-group transactions                                            --              --              --              --
ADVANCES FROM CUSTOMERS                                        1,481.9             0.1              --         1,482.0
External                                                       4,139.5            22.5              --         4,162.0
Inter-group transactions                                           3.8             5.6            (9.4)             --
TRADE PAYABLES AND RELATED ACCOUNTS                            4,143.3            28.1            (9.4)        4,162.0
DEBT LINKED TO THE BANK ACTIVITY                                 246.0              --              --           246.0
External                                                       3,879.0            16.0              --         3,895.0
Inter-group transactions                                            --              --              --              --
OTHER PAYABLES                                                 3,879.0            16.0              --         3,895.0
TOTAL OTHER LIABILITIES                                        9,750.2            44.2            (9.4)        9,785.0
                                                          ------------    ------------    ------------    ------------
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION               25,731.3           158.1            (9.4)       25,880.0
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

4) CONSOLIDATING STATEMENT OF CASH FLOWS FOR DECEMBER 31, 2002

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    (4,326.2)         (418.8)             --        (4,745.0)
Minority interests                                                18.0              --              --            18.0
ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
- Depreciation and amortization, net                           1,360.2           238.8              --         1,599.0
  External                                                     1,364.2           234.8              --         1,599.0
  Inter-group transactions                                        (4.0)            4.0                              --
- Changes in reserves for pension obligations, net                (2.8)           (0.2)             --            (3.0)
- Changes in other reserves, net                               1,422.3           (64.3)             --         1,358.0
- Net (gain) loss on disposal of non-current assets             (295.7)            8.7              --          (287.0)
- Share in Net income of equity affiliates                       188.0              --              --           188.0
- other                                                             --              --              --              --
                                                          ------------    ------------    ------------    ------------
WORKING CAPITAL PROVIDED BY OPERATIONS                        (1,636.2)         (235.8)             --        (1,872.0)
                                                          ------------    ------------    ------------    ------------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
- Decrease (increase) in accounts receivable                   5,092.9           157.0           (82.9)        5,167.0
  External                                                     5,055.8           111.2              --         5,167.0
  Inter-group transactions                                        37.1            45.8           (82.9)
- Decrease (increase) in inventories                           1,905.1            94.9              --         2,000.0
- Increase (decrease) in accounts payable and accrued
    expenses                                                  (2,570.4)          (84.5)           82.9        (2,572.0)
  External                                                    (2,524.6)          (47.4)             --        (2,572.0)
  Inter-group transactions                                       (45.8)          (37.1)           82.9
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                      2,791.4           (68.4)             --         2,723.0
                                                          ------------    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                           267.7            12.3              --           280.0
Capital expenditures                                            (468.9)          (21.1)             --          (490.0)
  External                                                      (475.0)          (15.0)             --          (490.0)
  Inter-group transactions                                         6.1            (6.1)                             --
Decrease (increase) in loans                                    (839.0)             --              --          (839.0)
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition
  of unconsolidated companies                                   (192.9)           (0.1)             --          (193.0)
  External                                                      (193.0)             --              --          (193.0)
  Inter-group transactions                                         0.1            (0.1)                             --
Cash proceeds from sale of previously consolidated
  companies net of cash sold, and from sale of
  unconsolidated companies                                       811.4             1.6              --           813.0
  External                                                       811.4             1.6              --           813.0
  Inter-group transactions                                                          --              --              --
Decrease (increase) in Alcatel current account (maturity
  more than 3 months)                                               --              --              --              --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                (421.7)           (7.3)             --          (429.0)
                                                          ------------    ------------    ------------    ------------
NET CASH FLOWS AFTER INVESTING ACTIVITIES                      2,369.7           (75.7)             --         2,294.0
                                                          ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (Decrease) in short-term debt                        (1,551.3)           82.3              --        (1,469.0)
Proceeds from issuance of long-term debt                         652.0            (7.0)             --           645.0
Proceeds from issuance of shares                                   8.0              --              --             8.0
  External                                                         8.0              --              --             8.0
  Inter-group transactions                                          --              --              --
Funds allocated by Alcatel                                        (3.3)            3.3                              --
Dividends (paid)/received                                       (273.1)           (2.9)             --          (276.0)
  External                                                      (276.0)             --              --          (276.0)
  Inter-group transactions                                         2.9            (2.9)                             --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES              (1,167.7)           75.7              --        (1,092.0)
                                                          ------------    ------------    ------------    ------------
Net effect of exchange rate changes                             (149.5)           (0.5)             --          (150.0)
                                                          ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           1,052.5            (0.5)             --         1,052.0
                                                          ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 4,992.1            20.9              --         5,013.0
                                                          ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR WITHOUT LISTED
  MARKETABLE SECURITIES                                        6,044.6            20.4              --         6,065.0
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

b) CONSOLIDATING FINANCIAL STATEMENTS AS OF DECEMBER 2001

1) CONSOLIDATING INCOME STATEMENT FOR Q4 2001 (UNAUDITED)

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
External                                                       6,751.5            14.5              --         6,766.0
Inter-group transactions                                          10.6            55.4           (66.0)             --
NET SALES                                                      6,762.1            69.9           (66.0)        6,766.0
External                                                      (5,404.0)         (124.0)             --        (5,528.0)
Inter-group allocated expenses                                     0.5            (0.5)             --              --
Inter-group transactions                                         (58.2)          (12.5)           70.7              --
COST OF SALES                                                 (5,461.7)         (137.0)           70.7        (5,528.0)
GROSS PROFIT                                                   1,300.4           (67.1)            4.7         1,238.0
                                                          ------------    ------------    ------------    ------------
External                                                        (881.1)          (11.9)             --          (893.0)
Inter-group allocated expenses                                     1.9            (1.9)             --              --
Inter-group transactions                                          (0.7)            0.7              --              --
ADMINISTRATIVE AND SELLING EXPENSES                             (879.9)          (13.1)             --          (893.0)
External                                                        (696.6)          (16.4)             --          (713.0)
Inter-group allocated expenses                                     1.9            (1.9)             --              --
RESEARCH & DEVELOPMENT EXPENSES                                 (694.7)          (18.3)             --          (713.0)
INCOME FROM OPERATIONS                                          (274.2)          (98.5)            4.7          (368.0)
                                                          ------------    ------------    ------------    ------------
External                                                        (245.2)           (2.8)             --          (248.0)
Inter-group allocated expenses                                     1.2            (1.2)             --              --
Inter-group transactions                                           0.1            (0.1)             --              --
FINANCIAL INCOME (LOSS)                                         (243.9)           (4.1)             --          (248.0)
Restructuring costs                                             (590.5)           (7.5)             --          (598.0)
Other revenue (expenses)                                        (434.5)          (21.5)             --          (456.0)
INCOME BEFORE AMORTIZATION OF GOODWILL AND TAXES              (1,543.1)         (131.6)            4.7        (1,670.0)
                                                          ------------    ------------    ------------    ------------
External                                                         396.0              --              --           396.0
Inter-group transactions                                         (36.2)           39.1            (2.9)             --
INCOME TAX                                                       360.8            39.1            (2.9)          396.0
Share in net income of equity affiliates                         (16.0)             --              --           (16.0)
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL       (1,199.3)          (92.5)            1.8        (1,290.0)
                                                          ------------    ------------    ------------    ------------
Amortization of goodwill                                        (112.9)          (72.1)             --          (185.0)
Minority interests                                               (23.0)             --              --           (23.0)
                                                          ------------    ------------    ------------    ------------
NET INCOME                                                    (1,335.2)         (164.6)            1.8        (1,498.0)
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

2) CONSOLIDATING INCOME STATEMENT FOR DECEMBER 31, 2001

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
External                                                      25,266.8            86.2              --        25,353.0
Inter-group transactions                                          92.1           384.2          (476.3)             --
NET SALES                                                     25,358.9           470.4          (476.3)       25,353.0
External                                                     (18,742.6)         (331.4)             --       (19,074.0)
Inter-group allocated expenses                                     2.6            (2.6)             --              --
Inter-group transactions                                        (394.0)          (94.0)          488.0              --
COST OF SALES                                                (19,134.0)         (428.0)          488.0       (19,074.0)
GROSS PROFIT                                                   6,224.9            42.4            11.7         6,279.0
                                                          ------------    ------------    ------------    ------------
External                                                      (3,751.4)          (21.6)             --        (3,773.0)
Inter-group allocated expenses                                     7.5            (7.5)             --              --
Inter-group transactions                                           9.8            (9.8)             --              --
ADMINISTRATIVE AND SELLING EXPENSES                           (3,734.0)          (39.0)             --        (3,773.0)
External                                                      (2,814.6)          (52.4)             --        (2,867.0)
Inter-group allocated expenses                                     9.6            (9.6)             --              --
RESEARCH & DEVELOPMENT EXPENSES                               (2,805.0)          (62.0)             --        (2,867.0)
INCOME FROM OPERATIONS                                          (314.1)          (58.6)           11.7          (361.0)
                                                          ------------    ------------    ------------    ------------
External                                                      (1,565.0)           (3.0)             --        (1,568.0)
Inter-group allocated expenses                                     2.2            (2.2)             --              --
Inter-group transactions                                           0.5            (0.5)             --              --
FINANCIAL INCOME (LOSS)                                       (1,562.2)           (5.8)             --        (1,568.0)
Restructuring costs                                           (2,116.5)           (7.5)             --        (2,124.0)
Other revenue (expenses)                                        (191.5)          (21.5)             --          (213.0)
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D                                               (4,184.3)          (93.4)           11.7        (4,266.0)
                                                          ------------    ------------    ------------    ------------
External                                                       1,261.0              --              --         1,261.0
Inter-group transactions                                         (20.8)           26.3            (5.5)             --
INCOME TAX                                                     1,240.2            26.3            (5.5)        1,261.0
Share in net income of equity affiliates                         (16.0)             --              --           (16.0)
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF
  GOODWILL AND PURCHASED R&D                                  (2,960.1)          (67.1)            6.2        (3,021.0)
                                                          ------------    ------------    ------------    ------------
Amortization of goodwill                                      (1,855.8)          (77.2)             --        (1,933.0)
Purchased R&D                                                     (4.0)             --              --            (4.0)
Minority interests                                                (5.0)             --              --            (5.0)
                                                          ============    ============    ============    ============
NET INCOME                                                    (4,824.9)         (144.3)            6.2        (4,963.0)
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

3) CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2001

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
Goodwill, net                                                  5,198.9            58.1              --         5,257.0
Other intangible assets, net                                     459.9            12.1              --           472.0
INTANGIBLE ASSETS, NET                                         5,658.8            70.2              --         5,729.0
External                                                       9,363.9           334.1              --         9,698.0
Inter-group allocations                                             --              --              --              --
Inter-group transactions                                         (31.4)           31.4              --              --
TOTAL PROPERTY, PLANT AND EQUIPMENT                            9,332.5           365.5              --         9,698.0
External                                                      (5,401.4)          (94.6)             --        (5,496.0)
Inter-group allocations                                             --              --              --              --
Inter-group transactions                                           8.0            (8.0)             --              --
LESS TOTAL ACCUMULATED DEPRECIATION                           (5,393.4)         (102.6)             --        (5,496.0)
PROPERTY, PLANT AND EQUIPMENT, NET                             3,939.1           262.9              --         4,202.0
Share in net assets of equity affiliates                         799.0             0.8              --           799.0
Other investments and miscellaneous, net                       1,168.2             0.8              --         1,169.0
INVESTMENTS                                                    1,967.2         1,968.0
                                                          ------------    ------------    ------------    ------------
TOTAL FIXED ASSETS                                            11,565.1           333.9              --        11,899.0
                                                          ------------    ------------    ------------    ------------
TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET                    4,620.6            60.4              --         4,681.0
External                                                       8,083.0            22.0              --         8,105.0
Inter-group transactions                                          42.7            49.6           (92.3)             --
TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET              8,125.7            71.5           (92.3)        8,105.0
External                                                       6,726.5           124.5              --         6,851.0
Inter-group transactions                                            --              --              --              --
OTHER ACCOUNTS RECEIVABLE                                      6,726.5           124.5              --         6,851.0
ACCOUNTS RECEIVABLE, NET                                      14,852.2           196.0           (92.3)       14,956.0
CASH POOLING-- ALCATEL CURRENT ACCOUNT                              --              --              --              --
Marketable securities, net                                       488.1             1.9              --           490.0
Cash Pooling-- Alcatel current account                           (16.0)           16.0                              --
Cash                                                           4,520.0             3.0              --         4,523.0
CASH AND CASH EQUIVALENTS                                      4,992.1            20.9              --         5,013.0
                                                          ------------    ------------    ------------    ------------
TOTAL CURRENT ASSETS                                          24,465.0           277.3           (92.3)       24,650.0
                                                          ------------    ------------    ------------    ------------
TOTAL ASSETS                                                  36,030.1           611.2           (92.3)       36,549.0
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY                  9,596.4           230.6              --         9,827.0
Minority interests                                               219.0              --              --           219.0
Accrued pension and retirement obligations                     1,117.4             2.6              --         1,120.0
Other reserves                                                 4,116.7            37.3              --         4,154.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES                     5,234.1            39.9              --         5,274.0
Bonds and notes issued                                         5,969.0              --              --         5,969.0
Cash pooling-- Alcatel current account                          (159.5)          159.5              --              --
External                                                       1,684.6            21.4              --         1,706.0
Inter-group transactions                                         (24.0)           24.0              --              --
OTHER BORROWINGS                                               1,660.6            45.4              --         1,706.0
TOTAL FINANCIAL DEBT                                           7,470.1           204.9              --         7,675.0
External                                                       1,692.8             0.2              --         1,693.0
Inter-group transactions                                            --              --              --              --
ADVANCES FROM CUSTOMERS                                        1,692.8             0.2              --         1,693.0
External                                                       5,024.9            55.1              --         5,080.0
Inter-group transactions                                          49.6            42.7           (92.3)             --
TRADE PAYABLES AND RELATED ACCOUNTS                            5,074.5            97.8           (92.3)        5,080.0
DEBT LINKED TO THE BANK ACTIVITY                                 660.0              --              --           660.0
External                                                       6,083.2            37.8              --         6,121.0
Inter-group transactions                                            --              --              --              --
OTHER PAYABLES                                                 6,083.2            37.8              --         6,121.0
TOTAL OTHER LIABILITIES                                       13,510.5           135.8           (92.3)       13,554.0
                                                          ------------    ------------    ------------    ------------
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION               36,030.1           611.2           (92.3)       36,549.0
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

4) CONSOLIDATING STATEMENT OF CASH FLOWS FOR DECEMBER 31, 2001

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    (4,824.9)         (144.3)            6.2        (4,963.0)
Minority interests                                                 5.0              --              --             5.0
ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
- Depreciation and amortization, net                           3,088.2           127.8              --         3,216.0
  External                                                     3,090.1           125.9              --         3,216.0
  Inter-group transactions                                        (1.9)            1.9              --              --
- Changes in reserves for pension obligations, net                40.5             0.5              --            41.0
- Changes in other reserves, net                               1,878.9           116.6             5.5         2,001.0
- Net (gain) loss on disposal of non-current assets             (948.2)            5.2              --          (943.0)
- Share in Net income of equity affiliates                        88.0              --              --            88.0
- other                                                             --              --              --              --
                                                          ------------    ------------    ------------    ------------
WORKING CAPITAL PROVIDED BY OPERATIONS                          (672.5)          105.8            11.7          (555.0)
                                                          ------------    ------------    ------------    ------------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
- Decrease (increase) in accounts receivable                   1,155.8           (35.9)           (2.9)        1,117.0
  External                                                     1,152.0           (35.0)             --         1,117.0
  Inter-group transactions                                         3.8            (0.9)           (2.9)             --
- Decrease (increase) in inventories                           1,220.1           (22.4)          (11.7)        1,186.0
- Increase (decrease) in accounts payable and accrued
    expenses                                                  (1,131.5)          (74.4)            2.9        (1,203.0)
  External                                                    (1,132.4)          (70.6)             --        (1,203.0)
  Inter-group transactions                                         0.9            (3.8)            2.9              --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        571.9           (26.9)             --           545.0
                                                          ------------    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                           181.7             0.3              --           182.0
Capital expenditures                                          (1,611.4)         (136.6)             --        (1,748.0)
  External                                                    (1,625.4)         (122.6)             --        (1,748.0)
  Inter-group transactions                                        14.0           (14.0)             --              --
Decrease (increase) in loans                                     299.0              --              --           299.0
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition
  of unconsolidated companies                                   (849.3)         (104.7)          211.0          (743.0)
  External                                                      (743.0)             --              --          (743.0)
  Inter-group transactions                                      (106.3)         (104.7)          211.0              --
Cash proceeds from sale of previously consolidated
  companies net of cash sold, and from sale of
  unconsolidated companies                                     3,731.7              --          (104.7)        3,627.0
  External                                                     3,627.0              --              --         3,627.0
  Inter-group transactions                                       104.7              --          (104.7)             --
Decrease (increase) in Alcatel current account (maturity
  more than 3 months)                                               --              --              --              --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES               1,751.7          (241.0)          106.3         1,617.0
                                                          ------------    ------------    ------------    ------------
NET CASH FLOWS AFTER INVESTING ACTIVITIES                      2,323.6          (267.9)          106.3         2,162.0
                                                          ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (Decrease) in short-term debt                        (1,543.3)          142.3              --        (1,401.0)
Proceeds from issuance of long-term debt                       1,745.1            (1.1)             --         1,744.0
Proceeds from issuance of shares                                   8.0           106.3          (106.3)            8.0
  External                                                         8.0              --              --             8.0
  Inter-group transactions                                          --           106.3          (106.3)             --
Funds allocated by Alcatel                                          --              --              --              --
Dividends (paid)/received                                       (557.5)           (9.5)             --          (567.0)
  External                                                      (567.0)             --              --          (567.0)
  Inter-group transactions                                         9.5            (9.5)             --              --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                (347.7)          238.0          (106.3)         (216.0)
                                                          ------------    ------------    ------------    ------------
Net effect of exchange rate changes                                5.4             1.6              --             7.0
                                                          ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           1,981.3           (28.3)             --         1,953.0
                                                          ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 3,010.8            49.2              --         3,060.0
                                                          ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       4,992.1            20.9              --         5,013.0
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

c) CONSOLIDATING FINANCIAL STATEMENTS AS OF DECEMBER 2000

1) CONSOLIDATING INCOME STATEMENT FOR Q4 2000 (UNAUDITED)

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
External                                                       9,628.3            60.7              --           9,689
Inter-group transactions                                          29.3            85.4          (114.7)             --
NET SALES                                                      9,657.6           146.1          (114.7)          9,689
External                                                      (6,765.0)          (74.0)             --          (6,839)
Inter-group allocated expenses                                     1.8            (1.8)             --              --
Inter-group transactions                                         (87.2)          (19.2)          106.5              --
COST OF SALES                                                 (6,850.3)          (95.2)          106.5          (6,839)
GROSS PROFIT                                                   2,807.3            50.9            (8.2)          2,850
                                                          ------------    ------------    ------------    ------------
External                                                      (1,202.7)           (3.3)             --          (1,206)
Inter-group allocated expenses                                     1.9            (1.9)             --              --
Inter-group transactions                                           4.3            (4.3)             --              --
ADMINISTRATIVE AND SELLING EXPENSES                           (1,196.5)           (9.5)             --          (1,206)
External                                                        (753.6)           (9.4)             --            (763)
Inter-group allocated expenses                                     1.5            (1.5)             --              --
RESEARCH & DEVELOPMENT EXPENSES                                 (752.1)          (10.9)             --            (763)
INCOME FROM OPERATIONS                                           858.6            30.6            (8.2)            881
                                                          ------------    ------------    ------------    ------------
External                                                        (204.9)           (1.1)             --            (206)
Inter-group allocated expenses                                    (0.7)            0.7              --              --
Inter-group transactions                                           0.1            (0.1)             --              --
FINANCIAL INCOME (LOSS)                                         (205.4)           (0.6)             --            (206)
Restructuring costs                                                (27)             --              --             (27)
Other revenue (expenses)                                          (9.1)            0.1              --              (9)
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D                                                  617.1            30.1            (8.2)            639
                                                          ------------    ------------    ------------    ------------
External                                                           (83)             --              --             (83)
Inter-group transactions                                           7.8           (10.8)              3              --
INCOME TAX                                                       (75.2)          (10.8)              3             (83)
Share in net income of equity affiliates                           1.0              --              --               1
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL
  AND PURCHASED R&D                                              542.9            19.3            (5.2)            557
                                                          ------------    ------------    ------------    ------------
Amortization of goodwill                                        (129.2)           (1.8)             --            (131)
Purchased R&D                                                      0.5            (0.5)             --              --
Minority interests                                                  --              --              --              --
                                                          ------------    ------------    ------------    ------------
NET INCOME                                                       414.2              17            (5.2)            426
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

2) CONSOLIDATING INCOME STATEMENT FOR DECEMBER 31, 2000

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
External                                                      31,263.7           144.3              --          31,408
Inter-group transactions                                          51.5           288.0          (339.5)             --
NET SALES                                                     31,315.2           432.3          (339.5)         31,408
External                                                     (21,960.9)         (232.1)             --         (22,193)
Inter-group allocated expenses                                     2.4            (2.4)             --              --
Inter-group transactions                                        (287.5)          (42.2)          329.7              --
COST OF SALES                                                (22,245.9)         (276.8)          329.7         (22,193)
GROSS PROFIT                                                   9,069.3           155.5            (9.8)          9,215
                                                          ------------    ------------    ------------    ------------
External                                                      (4,126.2)           (9.8)             --          (4,136)
Inter-group allocated expenses                                     6.2            (6.2)             --              --
Inter-group transactions                                           8.4            (8.4)             --              --
ADMINISTRATIVE AND SELLING EXPENSES                           (4,111.6)          (24.4)             --          (4,136)
External                                                      (2,798.0)          (30.0)             --          (2,828)
Inter-group allocated expenses                                     6.1            (6.1)             --              --
RESEARCH & DEVELOPMENT EXPENSES                               (2,791.9)          (36.1)             --          (2,828)
INCOME FROM OPERATIONS                                         2,165.7            95.1            (9.8)          2,251
                                                          ------------    ------------    ------------    ------------
External                                                        (433.5)           (1.5)             --            (435)
Inter-group allocated expenses                                    (1.5)            1.5              --              --
Inter-group transactions                                           0.4            (0.4)             --              --
FINANCIAL INCOME (LOSS)                                         (434.6)           (0.4)             --            (435)
Restructuring costs                                               (143)             --              --            (143)
Other revenue (expenses)                                         622.9             0.1              --             623
INCOME BEFORE AMORTIZATION OF GOODWILL, TAXES AND
  PURCHASED R&D                                                2,211.0            94.8            (9.8)          2,296
                                                          ------------    ------------    ------------    ------------
External                                                          (497)             --              --            (497)
Inter-group transactions                                          29.3           (32.9)            3.6              --
INCOME TAX                                                      (467.7)          (32.9)            3.6            (497)
Share in net income of equity affiliates                           125              --              --             125
CONSOLIDATED NET INCOME BEFORE AMORTIZATION OF GOODWILL
  AND PURCHASED R&D                                            1,868.3            61.9            (6.2)          1,924
                                                          ------------    ------------    ------------    ------------
Amortization of goodwill                                        (573.1)           (2.9)             --            (576)
Purchased R&D                                                      0.5           (21.5)             --             (21)
Minority interests                                                  (3)             --              --              (3)
                                                          ------------    ------------    ------------    ------------
NET INCOME                                                     1,292.7            37.5            (6.2)          1,324
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

3) CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2000

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
Goodwill, net                                                  6,910.6           132.4              --           7,043
Other intangible assets, net                                     481.3            22.7              --             504
INTANGIBLE ASSETS, NET                                         7,391.9           155.1              --           7,547
External                                                      11,796.2           144.8              --          11,941
Inter-group allocations                                             --              --              --              --
Inter-group transactions                                         (17.4)           17.4              --              --
TOTAL PROPERTY, PLANT AND EQUIPMENT                           11,778.8           162.2              --          11,941
External                                                      (7,234.4)          (48.6)             --          (7,283)
Inter-group allocations                                             --              --              --              --
Inter-group transactions                                           6.0            (6.0)             --              --
LESS TOTAL ACCUMULATED DEPRECIATION                           (7,228.4)          (54.6)             --          (7,283)
PROPERTY, PLANT AND EQUIPMENT, NET                             4,550.4           107.6              --           4,658
Share in net assets of equity affiliates                       1,152.0              --              --           1,152
Other investments and miscellaneous, net                       3,327.0              --              --           3,327
INVESTMENTS                                                    4,479.0              --              --           4,479
                                                          ------------    ------------    ------------    ------------
TOTAL FIXED ASSETS                                            16,421.3           262.7              --          16,684
                                                          ------------    ------------    ------------    ------------
TOTAL INVENTORIES AND WORK-IN-PROGRESS, NET                    7,295.7           131.0           (11.7)          7,415
External                                                      10,616.0            43.0              --          10,659
Inter-group transactions                                          46.5            48.7           (95.2)             --
TOTAL TRADE RECEIVABLES AND RELATED ACCOUNTS, NET             10,662.5            91.7           (95.2)         10,659
External                                                       5,118.4            41.6              --           5,160
Inter-group transactions                                            --              --              --              --
OTHER ACCOUNTS RECEIVABLE                                      5,118.4            41.6              --           5,160
ACCOUNTS RECEIVABLE, NET                                      15,780.9           133.3           (95.2)         15,819
CASH POOLING-- ALCATEL CURRENT ACCOUNT
Marketable securities, net                                       440.9             2.1              --             443
Cash Pooling-- Alcatel current account                           (46.7)           46.7              --              --
Cash                                                           2,616.6             0.4              --           2,617
CASH AND CASH EQUIVALENTS                                      3,010.8            49.2              --           3,060
                                                          ------------    ------------    ------------    ------------
TOTAL CURRENT ASSETS                                          26,087.4           313.5          (106.9)         26,294
                                                          ------------    ------------    ------------    ------------
TOTAL ASSETS                                                  42,508.7           576.2          (106.9)         42,978
                                                          ------------    ------------    ------------    ------------

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
NET WORTH OF THE DIVISION/SHAREHOLDERS EQUITY                 14,020.2           347.0            (6.2)         14,361
Minority interests                                                 435              --              --             435
Accrued pension and retirement obligations                     1,289.9             2.1              --           1,292
Other reserves (a)                                             2,986.0            19.0              --           3,005
TOTAL RESERVES FOR LIABILITIES AND CHARGES                     4,275.9            21.1              --           4,297
Bonds and notes issued                                         4,972.0              --              --           4,972
External                                                       2,410.9             7.1              --           2,418
Inter-group transactions                                         (29.0)           29.0              --              --
OTHER BORROWINGS                                               2,381.9            36.1              --           2,418
TOTAL FINANCIAL DEBT                                           7,353.9            36.1              --           7,390
External                                                       1,559.9             0.1              --           1,560
Inter-group transactions                                            --              --              --              --
ADVANCES FROM CUSTOMERS                                        1,559.9             0.1              --           1,560
External                                                       6,320.2            72.8              --           6,393
Inter-group transactions                                          48.7            46.5           (95.2)             --
TRADE PAYABLES AND RELATED ACCOUNTS(a)                         6,368.9           119.3           (95.2)          6,393
DEBT LINKED TO THE BANK ACTIVITY                                 932.0              --              --             932
External                                                       7,557.4            52.6              --           7,610
Inter-group transactions                                           5.5              --            (5.5)             --
OTHER PAYABLES                                                 7,562.9            52.6            (5.5)          7,610
TOTAL OTHER LIABILITIES                                       16.423.7           172.0          (100.7)         16,495
                                                          ------------    ------------    ------------    ------------
TOTAL LIABILITIES AND NET WORTH OF THE DIVISION               42,508.7           576.2          (106.9)         42,978
                                                          ------------    ------------    ------------    ------------

----------
(a) Accrued contract costs previously under the line "accrued contracts costs and other reserves" have been reclassified under the line "trade payables" ( EURO 650 million at December 31, 2000).

                    ALCATEL CONSOLIDATED FINANCIAL STATEMENTS

4) CONSOLIDATING STATEMENT OF CASH FLOWS FOR DECEMBER 31, 2000

                                                            ALCATEL
                                                          EX-OPTRONICS     OPTRONICS                        ALCATEL
                                                            DIVISION        DIVISION      ELIMINATIONS       GROUP
                                                          ------------    ------------    ------------    ------------
                                                                             (IN MILLIONS OF EURO)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                     1,292.7            37.5            (6.2)          1,324
Minority interests                                                 3.0              --              --               3
ADJUSTMENTS TO RECONCILE INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
- Depreciation and amortization, net                           1,743.7            42.3              --           1,786
  External                                                     1,745.0            41.0              --           1,786
  Inter-group transactions                                        (1.3)            1.3              --              --
- Changes in reserves for pension obligations, net                23.6             0.4              --              24
- Changes in other reserves, net                                 (39.8)            7.8              --             (32)
- Net (gain) loss on disposal of non-current assets             (915.0)             --              --            (915)
- Share in Net income of equity affiliates                         (47)             --              --             (47)
- other                                                           (9.6)            9.6              --              --
                                                          ------------    ------------    ------------    ------------
WORKING CAPITAL PROVIDED BY OPERATIONS                         2,051.6            97.6            (6.2)          2,143
                                                          ------------    ------------    ------------    ------------
NET CHANGE IN CURRENT ASSETS AND LIABILITIES:
- Decrease (increase) in accounts receivable                  (2,098.3)          (78.1)           29.4          (2,147)
  External                                                    (2,079.7)          (67.3)             --          (2,147)
  Inter-group transactions                                       (18.6)          (10.8)           29.4              --
- Decrease (increase) in inventories                          (3,251.3)          (88.5)            9.8          (3,330)
- Increase (decrease) in accounts payable and accrued
    expenses                                                   2,007.8           114.2           (33.0)          2,089
  External                                                     1,993.4            95.6              --           2,089
  Inter-group transactions                                        14.4            18.6           (33.0)             --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     (1,290.2)           45.2              --          (1,245)
                                                          ------------    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                           107.0              --              --             107
Capital expenditures                                          (1,761.7)          (72.3)             --          (1,834)
  External                                                    (1,761.7)          (72.3)             --          (1,834)
  Inter-group transactions                                                          --              --              --
Decrease (increase) in loans                                    (962.0)             --              --            (962)
Cash expenditures for acquisition of consolidated
  companies, net of cash acquired, and for acquisition
  of unconsolidated companies                                   (649.5)         (184.5)             --            (834)
Cash proceeds from sale of previously consolidated
  companies net of cash sold, and from sale of
  unconsolidated companies                                     1,572.9             6.1              --           1,579

Decrease (increase) in Alcatel current account
  (maturity more than 3 months)                                     --              --              --              --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES              (1,693.3)         (250.7)             --          (1,944)
                                                          ------------    ------------    ------------    ------------
NET CASH FLOWS AFTER INVESTING ACTIVITIES                     (2,983.5)         (205.5)             --          (3,189)
                                                          ------------    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in advance from Alcatel CIT                                --              --              --              --
Increase (Decrease) in short-term debt                          (906.4)           17.4              --            (889)
Proceeds from issuance of long-term debt                       2,564.2             0.8              --           2,565
Principal payment under capital lease obligation                   1.3            (1.3)             --              --
Proceeds from issuance of shares                               1,245.0           245.0              --           1,490
  External                                                       1,490              --              --           1,490
  Inter-group transactions                                        (245)          245.0              --              --
Funds allocated by Alcatel                                          --              --              --              --
Dividends (paid)/received                                       (496.5)          (11.5)             --            (508)
  External                                                      (508.0)             --              --            (508)
  Inter-group transactions                                        11.5           (11.5)             --              --
                                                          ------------    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES               2,407.6           250.4              --           2,658
                                                          ------------    ------------    ------------    ------------
Net effect of exchange rate changes                               (4.0)             --              --              (4)
                                                          ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (579.9)           44.9              --            (535)
                                                          ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 3,590.7             4.3              --           3,595
                                                          ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       3,010.8            49.2              --           3,060
                                                          ------------    ------------    ------------    ------------

ALCATEL OPTRONICS

2002 COMBINED FINANCIAL STATEMENTS

Combined income statements for the years ended December 31, 2002, 2001 and 2000                      p. 2
Combined balance sheets at December 31, 2002, 2001 and 2000                                          p. 3
Combined statements of cash flows for the years ended December 31, 2002, 2001 and 2000               p. 4
Combined statement of changes in net worth for the years ended December 31, 2002, 2001 and 2000      p. 5
Notes to the combined financial statements:
- Basis of presentation                                                                              p. 6
- Summary of accounting policies                                                                     p.11
- Changes in the combined companies                                                                  p.14
- Reorganization of the division                                                                     p.15
- Information by geographical area                                                                   p.18
- Other                                                                                              p.19

            (THIS IS A FREE TRANSLATION OF THE ORIGINAL FRENCH TEXT
                        FOR INFORMATION PURPOSES ONLY)



To the Shareholders of the company Alcatel:

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31, 2002, on the audit of the accompanying combined financial statements of the Optronics division of Alcatel.

The combined financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

The Optronics division is an integrated business unit of Alcatel;
consequently as indicated in note 1, these combined financial statements have been prepared from the accounting records of Alcatel and reflect certain allocations for services performed for the Optronics division by Alcatel.

In our opinion, the combined financial statements give a true and fair view of the Optronics division's financial position and of its assets and liabilities as of December 31, 2002 and of the results of its operations for the year then ended in accordance with the accounting principles generally accepted in France.

Without calling the above opinion into question, we would like to draw your attention to the note 1 to the financial statements detailing the change of method resulting from the first implementation as of January 1st, 2002 of regulation CRC no. 2000-06 relating to liabilities.

We also performed the verification of the information given in the management report of the Board of Directors. We have no comment as to its fair presentation and its conformity with the combined financial statements.

                       Neuilly-sur-Seine, February 4, 2003


                             The Statutory Auditors






           -------------------------               --------------------------
           BARBIER FRINAULT & AUTRES                DELOITTE TOUCHE TOHMATSU
              Christian Chiarasini                         Alain Pons

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                           COMBINED INCOME STATEMENTS

                                                               NOTE     2002        2001        2000
                                                               ----   --------    --------    --------
                                                                     (IN MILLIONS OF EUROS)
NET SALES                                                       (3)       84.1       470.4       432.3
Cost of sales                                                           (177.3)     (428.0)     (276.8)
                                                                      --------    --------    --------
GROSS PROFIT (LOSS)                                                      (93.2)       42.4       155.5
Administrative and selling expenses                                      (32.3)      (39.0)      (24.3)
Research & Development expenses                                          (45.9)      (62.0)      (36.1)
                                                                      --------    --------    --------
INCOME (LOSS) FROM OPERATIONS                                   (4)     (171.4)      (58.6)       95.1
Financial income (loss)                                         (5)      (10.2)       (5.8)       (0.4)
Restructuring costs                                             (2)      (77.4)       (7.5)         --
Other revenue (expense)                                         (6)      (88.3)      (21.5)        0.1
                                                                      --------    --------    --------
INCOME (LOSS) BEFORE TAXES AND AMORTIZATION OF GOODWILL                 (347.3)      (93.4)       94.8
Income tax                                                      (7)      (17.7)       26.3       (32.9)
Amortization of goodwill                                                 (53.8)      (77.2)       (2.9)
Purchased R&D                                                               --          --       (21.5)
NET INCOME (LOSS)                                                       (418.8)     (144.3)       37.5
                                                                      ========    ========    ========

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                             COMBINED BALANCE SHEETS

                                     ASSETS

                                                               NOTE     2002        2001        2000
                                                               ----   --------    --------    --------
                                                                     (IN MILLIONS OF EUROS)
Goodwill, net                                                   (2)         --        58.1       132.4
Other intangible assets, net                                               1.6        12.1        22.7
INTANGIBLE ASSETS, NET                                                     1.6        70.2       155.1
Property, plant and equipment                                   (8)      306.8       365.5       162.2
Less accumulated depreciation                                   (8)     (219.2)     (102.6)      (54.6)
PROPERTY, PLANT AND EQUIPMENT, NET                                        87.6       262.9       107.6
Other investments                                                          0.9         0.8          --
TOTAL FIXED ASSETS                                                        90.1       333.9       262.7
INVENTORIES AND WORK-IN-PROGRESS, NET                           (9)       16.4        60.4       131.0
Trade receivables and related accounts, net                    (10)        8.0        71.5        91.7
Other accounts receivable                                      (11)       23.2       124.5        41.6
                                                                      --------    --------    --------
ACCOUNTS RECEIVABLE, NET                                                  31.2       196.0       133.3
CASH POOLING-- ALCATEL CURRENT ACCOUNT
  (MATURITY NOT LESS THAN THREE MONTHS)                                     --          --          --
Cash Pooling-- Alcatel current account
  (maturity less than three months)                                       18.5        16.0        46.7
Marketable securities, net value                                            --         1.9         2.1
Cash                                                                       1.9         3.0         0.4
                                                                      --------    --------    --------
CASH AND CASH EQUIVALENTS                                                 20.4        20.9        49.2
                                                                      --------    --------    --------
TOTAL CURRENT ASSETS                                                      68.0       277.3       313.5
                                                                      --------    --------    --------
TOTAL ASSETS                                                             158.1       611.2       576.2
                                                                      ========    ========    ========

               LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

                                                           NOTE         2002              2001            2000
                                                           ----  ------------------   -------------   -------------
                                                                  BEFORE     AFTER        AFTER           AFTER
                                                                    APPROPRIATION     APPROPRIATION   APPROPRIATION
                                                                 ------------------   -------------   -------------
                                                                                   (IN MILLIONS OF EUROS)
Funds allocated by Alcatel                                          369.1                     366.6           332.9
Accumulated net profits (losses)                                   (563.1)                   (144.3)            2.9
Cumulative translation adjustment                                     2.8                       5.4             1.7
                                                                   ------    ------          ------          ------
TOTAL NET WORTH OF THE OPTRONICS DIVISION                          (191.2)                    227.7           337.5
Accrued pension and retirement obligations                 (12)       2.4                       2.6             2.1
Other reserves                                             (13)      23.5                      37.3            19.0
                                                                   ------    ------          ------          ------
TOTAL RESERVES FOR LIABILITIES AND CHARGES                           25.9                      39.9            21.1
Cash pooling-- Alcatel current account                              254.6                     159.5            17.1
Other borrowings                                                     24.6                      45.4            19.0
TOTAL FINANCIAL DEBT                                       (14)     279.2                     204.9            36.1
Advances from customers                                    (15)       0.1                       0.2             0.1
Trade payables and related accounts                                  28.1                      97.8           119.3
Other payables                                             (16)      16.0                      40.7            62.1
                                                                   ------                    ------          ------
TOTAL OTHER LIABILITIES                                              44.2                     138.7           181.5
                                                                   ------    ------          ------          ------
TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS
  DIVISION                                                          158.1                     611.2           576.2
                                                                   ======    ======          ======          ======

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                                        2002            2001            2000
                                                                                    ------------    ------------    ------------
                                                                                               (IN MILLIONS OF EUROS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                         (418.8)         (144.3)           37.5
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net*                                                        238.8           127.8            42.3
Changes in reserves for pension obligations, net                                            (0.2)            0.5             0.4
Changes in other reserves, net                                                             (64.3)          116.6             7.8
Net (gain) loss on disposal of non-current assets                                            8.7             5.2              --
Other                                                                                         --              --              --
                                                                                    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGE IN WORKING CAPITAL         (235.8)          105.8            88.0
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable                                                 157.0           (35.9)          (78.1)
Decrease (increase) in inventories                                                          94.9           (22.4)          (88.5)
Increase (decrease) in accounts payable and accrued expenses                               (84.5)          (74.4)          114.2
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                           (68.4)          (26.9)           35.6
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of fixed assets                                                      12.3             0.3              --
Capital expenditures                                                                       (21.1)         (136.6)          (72.3)
Cash expenditure for the acquisition of consolidated companies, net of cash
  acquired, and for acquisition of unconsolidated companies                                 (0.1)         (104.7)         (184.5)
Cash proceeds from sales of previously consolidated companies, net of cash sold              1.6              --              --
Decrease (increase) in Alcatel current account (maturity more than three months)              --              --             6.1
                                                                                    ------------    ------------    ------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                            (7.3)         (241.0)         (250.7)
                                                                                    ------------    ------------    ------------
NET CASH FLOWS AFTER INVESTING ACTIVITIES                                                  (75.7)         (267.9)         (215.1)
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                                      99.6           142.3            17.4
Increase (decrease) in long-term debt                                                      (17.3)            0.8             0.8
Principal payment under capital lease obligation                                            (7.0)           (1.9)           (1.3)
Proceeds from issuance of Alcatel Optronics shares                                            --           106.3           245.0
Funds allocated by Alcatel                                                                   3.3              --             9.6
Dividends paid by Alcatel Optronics                                                         (2.9)           (9.5)          (11.5)
                                                                                    ------------    ------------    ------------

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                            75.7           238.0           260.0
Net effect of exchange rate changes                                                         (0.5)            1.6              --
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        (0.5)          (28.3)           44.9
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                              20.9            49.2             4.3
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            EURO    20.4    EURO    20.9    EURO    49.2
                                                                                    ============    ============    ============

----------
   Income taxes paid amounted to EURO 0.3 million in 2002, EURO 14.0 million in 2001 and EURO 16.2 million in 2000. Interests paid amounted to EURO 8.5 million in 2002; EURO 8.4 million in 2001 and EURO 1.3 million in 2000.

* Of which EURO 21.5 million of purchased R&D related to the acquisition of Innovative Fibers in 2000

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                  COMBINED STATEMENT OF CHANGES IN NET WORTH OF
                             THE OPTRONICS DIVISION

                                                             FUNDS        ACCUMULATED       CUMULATIVE       TOTAL NET
                                                          ALLOCATED BY         NET         TRANSLATION       WORTH OF
                                                             ALCATEL     PROFITS/LOSSES     ADJUSTMENT     THE DIVISION
                                                         -------------   --------------   --------------   -------------
                                                         (IN MILLIONS OF EUROS, EXCEPT WHERE EXPRESSLY STATED OTHERWISE)
BALANCE AT JANUARY 1, 2000                               EURO     78.4            (25.1)             3.4            56.7
Net income (loss)                                                   --             37.5               --            37.5
Funds allocated by Alcatel                                       254.5               --               --           254.5
Translation adjustment of the year                                  --               --             (1.7)           (1.7)
Dividends                                                           --             (9.5)              --            (9.5)
                                                             ---------       ----------       ----------       ---------
BALANCE AT DECEMBER 31, 2000                             EURO    332.9              2.9              1.7           337.5
Net income (loss)                                                   --           (144.3)              --          (144.3)
Funds allocated by Alcatel                                       105.9               --               --           105.9
Kymata's goodwill charged to the net worth                       (72.2)              --               --           (72.2)
Translation adjustment of the year                                  --               --              3.7             3.7
Dividends                                                           --             (2.9)              --            (2.9)
                                                             ---------       ----------       ----------       ---------
BALANCE AT DECEMBER 31, 2001                             EURO    366.6   EURO    (144.3)  EURO       5.4   EURO    227.7
Net income (loss)                                                   --           (418.8)              --          (418.8)
Funds allocated by Alcatel                                         2.5               --               --             2.5
Translation adjustment of the year                                  --               --             (2.6)           (2.6)
                                                             ---------       ----------       ----------       ---------
BALANCE AT DECEMBER 31, 2002                             EURO    369.1   EURO    (563.1)  EURO       2.8   EURO   (191.2)

                    OPTRONICS DIVISION, A DIVISION OF ALCATEL

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

1.1 -- BASIS OF PRESENTATION

     As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid to these Alcatel Class O Shares are based on the separate performance of the Optronics division of Alcatel.

     The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business (together the Optronics division ):

     - Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

     - Alcatel Optronics USA Inc., a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

     - Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

     - Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

     The Optronics division designs, manufactures and sells high-performance optical chips, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. It is a business division of Alcatel, operating in its Optics segment. The Optronics division offers four product lines of active components: discrete modules, which include DWDM lasers, detectors and optical routing modules; pump modules for both submarine and terrestrial networks; optical amplifier subsystems; and optical interface sub-systems. The Optronics division also offers a product line for passive components, including filters using Fiber Bragg Grating (FBG) technology, multiplexers and other passive devices using Arrayed Waveguide Grating (AWG) technology. The Optronics division sells to Alcatel units and other major system manufacturers.

     These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the audited consolidated financial statements of Alcatel.

     The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flows directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

     The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

     The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts. The following analysis sets forth the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

CASH MANAGEMENT AND ALLOCATION POLICIES

     The capital structure of the Optronics division:

     - has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained.

     - for Alcatel Optronics USA Inc., any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected in the combined financial statements for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation at the end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

     - has been based on the current capital structures and financial positions of Alcatel Optronics Canada and Alcatel Optronics UK.

     Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

     Alcatel Central Treasury and Alcatel Optronics France continued with their existing agreement and its terms remained unchanged, while Alcatel Optronics Inc. and Alcatel USA Sourcing LP have entered into a similar agreement since July 1st, 2000. The principles of the Basic Intercompany Agreement apply to any company further acquired and included in the Optronics division perimeter since September 20, 2000. As a result, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK Ltd have also entered into similar agreements since their respective acquisition dates.

     Funds required by the Optronics division for its current and future capital expenditures or business acquisitions are and will be subject to the approval and budget procedures of Alcatel.

COSTS OF SALES

     EURO 2.0 million, EURO 2.6 million, EURO 2.4 million, included in costs of sales for 2002, 2001 and 2000, respectively, resulted from allocation of common expenses.

     Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs have been allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

     Subsequent to the implementation of the Basic Intercompany Agreement and the creation of Alcatel Optronics USA inc., Alcatel Sourcing L.P. invoiced such costs to Alcatel Optronics USA inc. based on the provisions of an agreement that reflects the allocation criteria described above.

ADMINISTRATIVE & SELLING EXPENSES

     EURO 3.2 million, EURO 7.5 million, EURO 6.2 million included in administrative and selling expenses for 2002, 2001 and 2000, respectively, resulted from allocation of common expenses.

     Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which have been allocated to the Optronics division, in a manner consistent with Alcatel's allocation of costs among its various businesses generally based on turnover.

RESEARCH AND DEVELOPMENT

     Prior to 2000, Research and Development ("R&D") activities carried out by Alcatel related to the Optronics business and used by the Optronics division were allocated to the Optronics division, net of any funding already recorded by the Optronics division, to the Alcatel Research Center.

     Such allocation had been made in identifying the individual R&D projects directly related to the Optronics business and considering costs incurred (principally personnel expenses) for each of those projects.

     For the fiscal years after 2000, Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel performs R&D related to the business of the Optronics division. The R&D projects are divided into separate categories:

     - Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division.

     - Long and medium-term research: the Optronics division participates to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

     - Ad hoc research programmes: the Optronics division and Alcatel negotiate dedicated contracts project by project.

     As a result of the implementation of the frame research & development agreement, the Optronics division paid to Alcatel EURO 6.1 million in 2002, EURO
9.6 million in 2001 and EURO 6.1 million in 2000.

INCOME TAX

     Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division when it is more likely than not that the tax benefit will be realized. See Note 7 to the notes to the combined financial statements.

     As disclosed in the Basic Intercompany Agreement as discussed below, tax agreements concluded between Alcatel on one hand, and Alcatel Optronics France and Alcatel Optronics USA Inc. on the other hand, enable them to pay an amount equivalent to the income tax that they would have paid if they were independent entities. However, Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities. From January 1st, 2002, Alcatel Optronics France no longer belongs to Alcatel tax consolidation group.

BASIC INTERCOMPANY AGREEMENT

     On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

     -    the ownership and use of intellectual property,

     -    the allocation of research and development resources and costs,

     -    the purchase of the Optronics division's products by Alcatel,

     -    the supply of support services by Alcatel to the Optronics division,

     -    the supply of treasury services by Alcatel to the Optronics division,

     -    the allocation of taxes and

     -    competition between Alcatel and the Optronics division.

     Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of agreement.

     The terms of the Basic Intercompany Agreement may only be amended or modified with prior approval by a general meeting of all of Alcatel's shareholders, voting together as a single class, and a special meeting of the holders of the Class O shares voting as a separate class.

     Other than to the extent expressly provided in the Basic Intercompany Agreement and in the by-laws of Alcatel, it is the general policy of the board of directors of Alcatel that all material matters between the Optronics division and Alcatel and its subsidiaries are to be resolved in accordance with French law in a manner determined by the board of directors of Alcatel to be in the best interests of Alcatel, taking into consideration the interests of all of its shareholders.

     Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination of the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of common shares of Alcatel, would be made by the board of directors of Alcatel in its good-faith business judgment of Alcatel's best interests, taking into consideration the interests of all shareholders.

     Although the board of directors has no present plans to modify, rescind or change such policies, any future change in these policies, if not required by appropriate authority, will have to be preferable to the policy in place and will be disclosed and accounted for in accordance with generally accepted accounting principles in France.

     Earnings per Share is only presented in Alcatel's consolidated financial statements and is not presented in the separate combined financial statements of the Optronics division, as Class O shareholders are not shareholders of any entity included in the Optronics division.

1.2 -- SUMMARY OF ACCOUNTING POLICIES

     The combined financial statements of the Optronics division are presented in accordance with French generally accepted accounting principles. Since January 1, 1999, Alcatel and the Optronics division comply with the "New principles and methodology relative to consolidated financial statements" Regulation 99-02 approved by decree dated June 22, 1999 of the "Comite de Reglementation Comptable". Since January 1st, 2002 Alcatel and the Optronics division comply with the regulation n DEG.00-06 (regulation on liabilities) approved by the Comite de Reglementation Comptable. Such change did not have any effect on the 2002 financial statements of the Optronics division.

     The combined financial statements of the Optronics division comply with the essential accounting principles described hereafter.

     All significant transactions and balances within the Optronics division are eliminated.

(a) TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

     The balance sheets of non-French entities are translated into euro at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in the net worth of the Optronics division.

(b) TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

     Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

(c) RESEARCH AND DEVELOPMENT EXPENSES

     These costs are recorded as expenses for the year in which they are incurred.

     In connection with the treatment of acquisitions, the Optronics division may allocate a significant portion of the purchase price to in-process research and development projects.

     In estimating the fair value of in-process research and development for an acquisition, the division may consider present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks.

     The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the division and its competitors. Net cash flows from such projects are based on management's estimates of cost of sales, operating expenses, and income taxes from such projects.

     The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of the division's weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

     This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development costs already incurred, and the projected cost to complete the projects.

     If as of the date of the acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects is capitalized and immediately expensed at acquisition.

(d) INTANGIBLE ASSETS

     Goodwill is amortized using the straight-line method over a period of twenty years.

     Whenever events or changes in market indicate a risk of impairment of the goodwill, a detailed review is carried out to determine whether the carrying amount of such an asset remains lower than its estimated fair value. If necessary, an exceptional amortization is accounted for to reduce its carrying amount to its estimated fair value.

     Other intangible assets, which include acquired software and licenses, are amortized over their economic useful life, which does not exceed three years for acquired software.

(e) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are valued at historical cost. Depreciation, using primarily the straight-line method, is generally calculated over the following useful lives:

                Industrial buildings, plant and equipment
                - infrastructure and fixtures                   5-10 years
                - equipment and tools                           3-10 years
                - small equipment and tools                     3 years

     Fixed assets acquired through capital lease arrangements are capitalized and include the lease agreements concluded with Societe Immobiliere Velizy-Nozay, an affiliate of Alcatel (see Note 18, "Related party transaction").

     Whenever events or changes in market indicate a risk of impairment of tangible assets, a detailed review is carried out to determine whether the carrying amount of such assets remains lower than their estimated fair value, measured by discounted forecasted cash flows. If necessary, an exceptional depreciation is accounted for to reduce their carrying amount to their estimated fair value.

(f) INVESTMENTS

     Investments are stated at the lower of historical cost or fair value, assessed investment by investment, taking into consideration the diversity of the activities they represent.

(g) INVENTORIES

     Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

(h) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents comprise cash deposit to Alcatel cash pooling having a maturity of less than three months and which are liquid and transferable (see Note 18, "Related party transactions"), as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

(i) PENSION AND RETIREMENT OBLIGATIONS

     In accordance with the laws and practices of each country, the Optronics division participates in employee benefit plans by offering early retirement benefits, termination benefits and post-retirement benefits.

     For defined benefit pension plans, liabilities and prepaid expenses are determined as follows:

     -    using the Projected Unit Credit Method (with projected final salary);

     - recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

     The financial component of the periodic pension cost (interest costs after deduction of return on plan assets) is included under Financial income (loss) (see Note 5 to the combined financial statements).

     Post-retirement benefits are not provided for.

(j) RESERVES FOR RESTRUCTURING

     Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Alcatel management and have been announced before approval of the financial statements. Restructuring costs primarily relate to severance payments, early retirement of employees, costs for notice periods, retraining costs of terminated employees, and write-off of fixed assets, inventories and other assets in connection with shut-down of facilities. The restructuring reserve includes all restructuring costs that do not come in reduction of assets.

(k) DEFERRED TAXATION

     Deferred income taxes are computed under the liability method for all temporary differences arising between taxable income and accounting income, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been enacted.

     Deferred income tax assets are recorded in the balance sheet when it is more likely than not that the tax benefit will be realized.

(l) REVENUE RECOGNITION

     Sales of equipment are recognized upon shipment to customers that transfers risks and rewards of ownership. A 12-month warranty is generally granted to customers and this obligation is provided for when sale is recognized. Warranty costs are recorded in cost of sales. Net sales represent sales and revenues net of value added taxes (VAT).

(m) FINANCIAL INSTRUMENTS

     Alcatel Optronics uses forward exchange contracts to manage and reduce its exposure to fluctuations in foreign currency exchange rates. These forward exchange contracts are contracted with Alcatel Central Treasury as further described in Note 18 -- "Related Party Transactions". When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the corresponding gains and losses for the hedged item; otherwise, changes in the market value of these instruments are recognized in the period of change.

(n) INCOME FROM OPERATION

     Income from operations includes amortization and depreciation, research and development expenses, pension costs and employee profit sharing.

     Expenses relating to all research and development work of a general nature, undertaken by the Optronics division, do not include specific studies made at the request of customers.

NOTE 2 -- CHANGES IN THE COMBINED COMPANIES

(a) ACQUISITION OF INNOVATIVE FIBERS IN 2000

     On August 1st, 2000, the Optronics division acquired 100% of Innovative Fibers, Inc., a Canadian company specializing in passive devices, for U.S. $175 million ( EURO 188.8 million) in cash. The total cost of acquisition amounted to EURO 190.2 million at the exchange rate of the date of acquisition.

     Innovative Fibers Inc. has been consolidated since August 1st, 2000 in Alcatel's consolidated financial statements and subsequently renamed Alcatel Optronics Canada.

     In connection with the transaction, certain key-employees of Innovative Fibers have entered into three-year employment contracts. In addition, three-year retention mechanisms were put into place in order to retain key employees of Innovative Fibers.

     The cost of acquisition of Innovative Fibers was allocated to assets acquired and liabilities assumed. The major assets acquired include:

     - In process Research & Development for EURO 21.5 million have been allocated to such projects according to the methodology described in
          Note 1.2 (c) to the combined financial statements. This amount was expensed in the fiscal year 2000.

     - Acquired technology for EURO 22.6 million. This intangible asset is depreciated over 7 years.

     The unallocated portion of the cost of acquisition was recorded as goodwill for EURO 138.6 million and is amortized over 20 years. However, in accordance with the principle described in Note 1.2 (d), exceptional depreciations of goodwill ( EURO 70.0 million) and acquired technology ( EURO 7.9 million) were recorded in 2001 to reflect the material change in market conditions affecting this business.

     In 2002, the remaining parts of the goodwill and acquired technology have been fully depreciated for EURO 53.1 million and EURO 8.5 million, respectively due to a further deterioration of the market.

(b) ACQUISITION OF KYMATA LTD IN 2001

     On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK has been consolidated from September 30, 2001 in Alcatel's consolidated financial statements.

     On November 8, 2001, Alcatel transferred its investment in Alcatel Optronics UK to Alcatel Optronics France in exchange for a note which has been repaid through the issuance of new Alcatel Optronics France shares to Alcatel.

     The acquisition has been accounted for under the French pooling-of-interests method (" METHODE DEROGATOIRE ") according to regulation 99-02 chapter 215, both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the division.

     Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the average prices of the shares, for the 20 trading days ending September 21, 2001, the total cost of acquisition including acquisition costs was EURO 108.3 million.

     The obligations of Kymata related to its stock option plans are covered by the grant of Alcatel Class O shares. Each stock option granted by Kymata is exchanged against 0.00671 Alcatel Class O share.

     Prior to the transaction, certain key employees entered into bonus contracts to be paid in case of a sale or an Initial Public Offering of Kymata, provided the employee remains employed by the acquiring firm from one to three years.

NOTE 3 -- REORGANIZATION OF THE DIVISION

     In order to further adjust to the persistent market downturn, the division launched on June 5, 2002 an Industrial Redeployment Plan affecting all of its manufacturing sites.

     Given a further deterioration of the markets, restructuring actions have been intensified and a Strategic Refocusing Plan was announced on September 17, 2002. A revised business model is being implemented, with Nozay (France) site focusing on active components and Livingston (Scotland) facility on passives. These plans have led to a headcount reduction from 1,956 at the end of 2001 to 1,001 at the end of 2002.

     The main actions announced and carried out at the end of December 31, 2002 can be analyzed per site as follows:

CANADA (GATINEAU)

     The Gatineau facility has been closed on December 13, 2002 and the FBG manufacturing activity tranferred to Livingston, Scotland.

     The dissolution of the company will normally occur during fiscal year 2003. All tangible assets have been sold, transferred or written off.

     The former shareholders of Innovative Fibers, who benefited from a three-year retention mechanism, have been laid-off and received all of the remaining portion of the deferred consideration (principal of $17.5 million -- EURO 16.7 million -- in connection with the Indemnity Escrow Agreement, paid on January 15, 2003, and $13.4 million -- EURO 12.8 million -- in connection with the Employee Escrow Agreement, paid on December 18, 2002).

UNITED-STATES (PLANO)

     Over 2002, the activity has been reduced and most of the headcount laid-off. On November 22, 2002, most of the assets have been sold to Sanmina Texas LP and 48 employees were transferred. According to the sale and purchase agreement dated November 22, 2002, the assets were sold to Sanmina for USD 6.9 million.

    A manufacturing agreement has been signed between Sanmina and Alcatel USA Sourcing. The second amendment to such agreement relates to the transaction between Sanmina and Alcatel Optronics. In particular, it states that:

- Alcatel USA Sourcing must make all of its optronics products procurement to Sanmina,

- six months from the agreement, Alcatel USA Sourcing has the obligation to repurchase the unused Optronics inventories.

FRANCE (NOZAY, LANNION, ILLKIRCH)

     Alcatel Optronics France has reduced its headcount through early retirement and encouragement to voluntary terminations.

NOZAY

     At the Nozay facility, headcount has been reduced to 597at the end of December, 2002 (from 795 at the end of December 2001) through voluntary terminations and early retirement. A significant write-down of tangible assets was recorded based on the estimated fair value of such assets, according to the methodology described in Note 1.2 (e) to the combined financial statements.

LANNION

     The division seeks external industrial solutions to convert the Lannion site so that it could be used by, or transferred to, a third party. At the end of December 2002, the process is still underway. However, all the non operational assets have been written off, and headcount has been reduced from 329 at the end of December 2001 to 231 at the end of December 2002. Additional costs are much likely to occur in 2003 when Alcatel Optronics France disengages itself from the Lannion site either by a conversion or a shut-down of the plant.

ILLKIRCH

     In 2001, a contract between Alcatel Optronics France and Alcatel Business Systems was entered into for the conversion of the Illkirch plant and the related people. The Illkirch activity would have operated as a subcontractor of the division until the end of 2002 where the assets and people would have been legally transferred to the division.

     On December 31, 2002, the outsourcing agreement expired and the assembly of the optical fiber amplifiers and optical interface subsystems has been transferred to the division's facility at Nozay.

SCOTLAND (LIVINGSTON)

     The Optronics division has consolidated its passive activities with the transfer of the FBG activities from Gatineau and has reduced some support functions at the Livingston site.

     As part of the Industrial Redeployment Plan, in June 2002, the division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities in the Netherlands, through a management buy out.

     By the end of 2002, the division had reduced headcount by 44% from December 31, 2001 levels. As a result of this restructuring, in 2002, the division recorded restructuring costs of EURO 77.4 million in connection with employees termination and early retirement costs, and tangible assets write-offs for divested activities (Lannion, Gatineau and Plano). Additional tangible assets impairment, recorded as other non operating expense, amounted to EURO 77.5 million.

The effect on the 2002 income statement can be presented as follows:

                                               GATINEAU       PLANO        NOZAY        LANNION       LIVINGST        TOTAL
                                             -----------   ----------   -----------   -----------   -----------   ------------
                                                                          (IN MILLIONS OF EUROS)
Assets                                             (24.7)        (4.9)         (2.3)        (22.2)           --          (54.1)
Lay-offs, voluntary terminations,
early retirement                                    (2.2)        (3.5)        (11.2)         (3.7)         (2.7)         (23.3)
plans
TOTAL RESTRUCTURING COSTS                          (26.9)        (8.4)        (13.5)        (25.9)         (2.7)         (77.4)
Tangible assets (depreciation and disposal)          1.5           --         (51.8)         (6.0)        (21.2)         (77.5)
Acquired technology                                 (8.5)          --            --            --            --           (8.5)
Other                                               (0.3)        (0.5)          3.1            --          (4.6)          (2.3)
TOTAL OTHER NON OPERATING EXPENSE                   (7.3)        (0.5)        (48.7)         (6.0)        (25.8)         (88.3)
                                             -----------   ----------   -----------   -----------   -----------   ------------
TOTAL                                              (34.2)        (8.9)        (62.2)        (31.9)        (28.5)        (165.7)
                                             -----------   ----------   -----------   -----------   -----------   ------------

The restructuring reserve can be analysed as follows:

                                              OPTRONICS     OPTRONICS    OPTRONICS     OPTRONICS
                                               CANADA          USA         FRANCE         UK           TOTAL
                                             -----------   -----------  -----------   -----------   -----------
                                                                  (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 2001                          --            --          6.3           0.1           6.4
(Utilization)                                       (2.3)         (2.6)       (12.8)         (2.2)        (19.9)
Addition                                             3.3           3.5         16.5           2.7          26.0
Reversal                                              --            --         (1.6)           --          (1.6)
Other change                                        (0.3)           --           --            --          (0.3)
BALANCE AT DECEMBER 31, 2002                         0.7           0.9          8.4           0.6          10.6

NOTE 4 -- INFORMATION BY GEOGRAPHICAL AREA AND CONCENTRATION

     The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

                                                                                   UNITED
                                         UNITED               REST OF    TOTAL    STATES OF
                             FRANCE     KINGDOM     ITALY      EUROPE    EUROPE    AMERICA       CANADA        ASIA       TOTAL
                           ----------  ----------  ---------  -------  ---------  ----------  -----------  ----------  -----------
                                                       (IN MILLIONS OF EUROS, EXCEPT FOR STAFF COUNT)
2002
NET SALES
  By entity location             48.3         3.4         --       --       51.7        30.0          2.4          --         84.1
  By geographical  market         6.9         6.7       29.4      3.1       46.1        31.2          0.9         5.9         84.1
Income (loss) from
 operations                    (115.8)      (36.0)        --       --     (151.8)      (13.1)        (6.5)         --       (171.4)
Property, plant and
 equipment, net                  69.0        18.0         --                87.0         0.6           --          --         87.6
Total assets                    110.6        23.7         --       --      134.3        17.8          6.0          --        158.1
Staff                             828         163         --       --        991           3            3          --          997
                           ----------  ----------  ---------  -------  ---------  ----------  -----------  ----------  -----------

2001
NET SALES

  By entity location            337.6         2.2         --       --      339.8       118.1         12.5          --        470.4
  By geographical market         40.5       154.7       79.9      7.9      283.0       158.9          5.3        23.2        470.4
Income (loss) from
 operations                     (45.7)      (12.6)        --       --      (58.3)        4.6         (4.9)         --        (58.6)
Property, plant and
 equipment, net                 168.9        45.1         --               214.0        20.1         28.8          --        262.9
Total assets                    398.7        55.9         --       --      454.6        54.2        102.4          --        611.2
Staff                           1,124         284         --       --      1,408         185          203          --        1,796
                           ----------  ----------  ---------  -------  ---------  ----------  -----------  ----------  -----------

2000
NET SALES
  By entity location            286.7          --         --       --      286.7       136.4          9.2          --        432.3
  By geographical  market        28.1       161.4       46.4      9.8      245.7       168.4          1.2        17.0        432.3
Income (loss) from
 operations                      78.1          --         --       --       78.1        14.2          2.8          --         95.1
Property, plant and
 equipment, net                  79.4          --         --       --       79.4         8.9         19.3          --        107.6
Total assets                    319.1          --         --       --      319.1        77.0        180.1          --        576.2
Staff                             863          --         --       --        863         158          407          --        1,428

----------
     The above information is analyzed by entity location, except for net sales which are also analyzed by geographical market.

     Alcatel and its subsidiaries represent a significant portion of the Optronics division's sales (69%, 82% and 67% of net sales in 2002, 2001 and 2000 respectively).

     The key raw materials that the Optronics division uses in the manufacturing of its products tend to be available from only a small number of suppliers. In order to avoid over-reliance on any single source, as a general policy, the Optronics division seeks to have at least two suppliers qualified for each raw material that it uses. Exceptions to this policy may exist when new products are brought to market. Because of the need to get new products to market quickly, the Optronics division will initially work with single suppliers before later qualifying alternate sources.

NOTE 5 -- FINANCIAL INCOME (LOSS)

                                               2002        2001        2000
                                            ----------  ----------  ----------
                                                  (IN MILLIONS OF EUROS)
Net interest (expense) income                     (8.1)       (4.0)        1.0
Net exchange gain (loss)                          (0.2)       (1.1)       (0.8)
Capital lease obligations                         (1.2)       (0.5)       (0.5)
Financial components of the pension costs         (0.3)       (0.2)       (0.1)
Other                                             (0.4)         --          --
                                            ----------  ----------  ----------
NET FINANCIAL INCOME (LOSS)                      (10.2)       (5.8)       (0.4)
                                            ==========  ==========  ==========

NOTE 6 -- OTHER REVENUE (EXPENSE)

                                               2002        2001        2000
                                            ----------  ----------  ----------
                                                  (IN MILLIONS OF EUROS)
Other (net)*                                     (88.3)      (21.5)        0.1
                                            ----------  ----------  ----------
TOTAL                                            (88.3)      (21.5)        0.1
                                            ==========  ==========  ==========

----------
*    of which:

-    in 2001 : EURO 33.0 million relates to order cancellation indemnities (see
     Note 18 -- Related party transactions), EURO (36.0) million relates to exceptional write-off on inventories, EURO (7.9) million relates to exceptional amortization of the acquired technology of Alcatel Optronics Canada, and EURO (9.6) million relates to exceptional depreciation of fixed assets.

- in 2002 : EURO (77.5) million relates to exceptional depreciation of fixed assets and EURO (8.5) million relates to additional exceptional amortization of the acquired technology of Alcatel Optronics Canada

NOTE 7 -- INCOME TAX

FRANCE

     Since 1987, a tax consolidation system allows French parent companies to include and deduct from their own taxable income the taxable income and losses of their 95% or more owned French subsidiaries (the "Alcatel Tax Consolidation Group"). Starting from January 1, 1997, Alcatel's consolidated taxable income includes Alcatel Optronics' taxable income based on the provisions of this tax consolidation system.

     Alcatel Optronics is required to file a separate tax return and pay Alcatel any tax normally payable to the tax authorities. When the parent company incurs a consolidated tax loss, the amount paid by the subsidiaries is not required to be reallocated to the profit-making tax consolidated subsidiaries.

     From January 1st, 2002, Alcatel Optronics France no longer belongs to "Alcatel Tax Consolidation Group".

FOREIGN SUBSIDIARIES

     Alcatel Optronics USA contributes to the consolidated taxable income of Alcatel USA. Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities.

(a) ANALYSIS OF INCOME TAX CHARGE

                                               2002        2001        2000
                                            ----------  ----------  ----------
                                                  (IN MILLIONS OF EUROS)
Current income tax credit (charge)                10.3         5.7       (35.2)
Deferred income tax credit (charge), net         (28.0)       20.6         2.3
                                            ----------  ----------  ----------
INCOME TAX                                       (17.7)       26.3       (32.9)
                                            ==========  ==========  ==========

(b) EFFECTIVE INCOME TAX RATE

     The effective income tax rate can be analyzed as follows:

                                                         2002        2001         2000
                                                      ----------  ----------   ----------
                                                      (IN MILLIONS OF EUROS, EXCEPT FOR %)
INCOME (LOSS) BEFORE TAXES                                (347.3)      (93.4)        94.8
AVERAGE INCOME TAX RATE                                     33.7%       34.1%        37.3%
                                                      ----------  ----------   ----------
EXPECTED TAX (CHARGE) CREDIT                               117.0        31.8        (35.4)
                                                      ----------  ----------   ----------

Impact of:
- Reduced taxation of certain revenues                        --          --           --
- Utilization of tax losses carryforwards                     --          --           --
- Unrecognized deferred tax assets of the
  year and valuation allowance on recognized
  deferred tax assets of previous years                   (140.4)       (6.0)          --
- Tax credit                                                10.3         6.1          2.4
- Other permanent differences                               (4.6)       (5.6)         0.1
ACTUAL INCOME TAX (CHARGE) CREDIT                          (17.7)       26.3        (32.9)
                                                      ----------  ----------   ----------
EFFECTIVE TAX RATE                                           5.1%      (28.1)%       34.7%
                                                      ==========  ==========   ==========

Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each entity, divided by combined income before taxes.

(c) DEFERRED TAX BALANCES

     Deferred tax (liabilities) assets are included in the following captions of the combined balance sheet:

                                                         2002         2001        2000
                                                      ----------   ----------  ----------
                                                            (IN MILLIONS OF EUROS)
Other accounts receivable
- current assets                                            78.3         31.5         9.7
- non-current assets                                        23.8          4.8         1.0
                                                      ----------   ----------  ----------
TOTAL                                                      102.1         36.3        10.7
                                                      ----------   ----------  ----------
Other payables
- current liabilities                                       (0.1)        (0.5)       (2.5)
- non-current liabilities                                     --         (6.7)       (3.2)
                                                      ----------   ----------  ----------
TOTAL                                                       (0.1)        (7.2)       (5.7)
                                                      ----------   ----------  ----------
Valuation allowance                                       (101.1)          --          --
                                                      ==========   ==========  ==========
NET DEFERRED TAX (LIABILITIES) ASSETS*                       0.9         29.1         5.0
                                                      ==========   ==========  ==========

----------
*    See Note 11.

NOTE 8 -- PROPERTY, PLANT AND EQUIPMENT

(a) CHANGE IN PROPERTY, PLANT AND EQUIPMENT

                                                     GROSS VALUE
                                 --------------------------------------------------
                                                 PLANT,
                                               EQUIPMENT
                                  BUILDINGS     AND TOOLS     OTHER        TOTAL
                                 -----------  ------------  ----------  -----------
                                               (IN MILLIONS OF EUROS)
DECEMBER 31, 1999                        8.8          51.5        12.0         72.3
                                 ===========  ============  ==========  ===========
Additions                               10.0          49.9        18.4         78.3
Disposals                                 --          (0.7)         --         (0.7)
Changes in perimeter                     1.7          10.3         0.3         12.3
Other movements*                          --          (0.4)        0.4           --
DECEMBER 31, 2000                       20.5         110.6        31.1        162.2
                                 ===========  ============  ==========  ===========
Additions                               20.3         109.8        20.3        150.4
Disposals                               (1.2)        (11.3)       (0.4)       (12.9)
Changes in perimeter                    17.8          40.4         5.5         63.7
Other movements*                         0.3           1.5         0.3          2.1
DECEMBER 31, 2001                       57.7         251.0        56.8        365.5
                                 ===========  ============  ==========  ===========
Additions                                4.3          19.6         8.0         31.9
Disposals                              (12.9)        (72.6)        3.7        (81.8)
Write-down                                --            --          --           --
Changes in perimeter                    (0.1)           --        (0.7)        (0.8)
Other movements*                        (1.4)         (6.3)       (0.3)        (8.0)
DECEMBER 31, 2002                       47.6         191.7        67.5        306.8
                                 ===========  ============  ==========  ===========

----------
*    Including translation adjustments.

(b) CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

                                              ACCUMULATED DEPRECIATION
                               ------------------------------------------------------
                                                 PLANT,
                                               EQUIPMENT
                                BUILDINGS      AND TOOLS       OTHER        TOTAL
                               ------------  -------------  -----------  ------------
                                                 (IN MILLIONS OF EUROS)
DECEMBER 31, 1999                       4.7           22.9         10.0          37.6
                               ============  =============  ===========  ============
Depreciation charge                     1.3           11.8          2.1          15.2
Write-backs*                             --           (0.7)          --          (0.7)
Changes in perimeter                     --            2.4           --           2.4
Other movements**                        --            0.1           --           0.1
DECEMBER 31, 2000                       6.0           36.5         12.1          54.6
                               ============  =============  ===========  ============
Depreciation charge                     2.8           30.0          7.1          39.9
Write-backs*                           (0.4)          (6.7)        (0.3)         (7.4)
Changes in perimeter                    2.4           10.5          1.9          14.8
Other movements**                        --            0.7           --           0.7
                               ============  =============  ===========  ============
DECEMBER 31, 2001                      10.8           71.0         20.8         102.6
Depreciation charge                     5.7           33.0         16.1          54.8
Write-backs*                           (5.9)         (50.3)        (1.1)        (57.3)
Exceptional depreciation                8.3          114.3           --         122.6
Changes in perimeter                     --             --         (0.4)         (0.4)
Other movements**                      (0.3)          (2.7)        (0.1)         (3.1)
DECEMBER 31, 2002                      18.6          165.3         35.3         219.2
                               ============  =============  ===========  ============

----------

* Write-backs represent the accumulated depreciation of assets which have been disposed of.
**   Including translation adjustments.

(c) LEASES

   Future rentals under capital leases at December 31, 2002:

                                                                 AMOUNT
                                                         ----------------------
                                                         (IN MILLIONS OF EUROS)
MATURITY DATE
2003                                                                3.0
2004                                                                3.2
2005                                                                3.2
2006                                                                3.4
2007                                                                3.1
2008 and thereafter                                                 8.7
                                                                 ------
CAPITAL LEASE OBLIGATIONS                                          24.6
                                                                 ------
Interest                                                            4.6
TOTAL MINIMUM LEASE PAYMENTS                                       29.2
                                                                 ======

NOTE 9 -- INVENTORIES AND WORK-IN-PROGRESS, NET

                                             2002        2001        2000
                                          ----------  ----------  ----------
                                                (IN MILLIONS OF EUROS)
Raw materials                                   41.9       132.3        88.3
Work in progress                                 5.8        11.0        36.6
Finished products                               23.2        23.5        14.8
                                          ----------  ----------  ----------
Gross value                                     70.9       166.8       139.7
Valuation allowance                            (54.5)     (106.4)       (8.7)
                                          ----------  ----------  ----------
NET VALUE                                       16.4        60.4       131.0
                                          ==========  ==========  ==========

NOTE 10 -- TRADE RECEIVABLES AND RELATED ACCOUNTS, NET

                                                 2002        2001        2000
                                              ----------  ----------  ----------
                                                    (IN MILLIONS OF EUROS)
Alcatel and its subsidiaries                         3.8        49.6        48.7
Others                                               7.1        24.6        43.1
                                              ----------  ----------  ----------
Gross value                                         10.9        74.2        91.8
Valuation allowance                                 (2.9)       (2.7)       (0.1)
                                              ----------  ----------  ----------
NET VALUE                                            8.0        71.5        91.7
                                              ==========  ==========  ==========

NOTE 11 -- OTHER ACCOUNTS RECEIVABLE

                                                 2002        2001        2000
                                              ----------  ----------  ----------
                                                    (IN MILLIONS OF EUROS)
Prepaid taxes                                       10.1        52.4        14.0
Current deferred taxes*                              0.9        36.3        10.7
Prepaid expenses                                     0.4         1.6         2.3
Advances made to employees                           0.7         0.1         0.1
Other accounts                                      11.1        34.1        14.5
                                              ----------  ----------  ----------
GROSS AND NET VALUE                                 23.2       124.5        41.6
                                              ==========  ==========  ==========

----------
*    See Note 7

NOTE 12 -- PENSIONS AND POST-RETIREMENT BENEFITS

     In France, employees benefit from the retirement indemnity scheme and defined contribution benefit pension plans. In the United States of America, employees benefit from defined benefit pension plans and certain post-retirement benefits.

     For defined benefit plans, entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2002, 2001 and 2000 are as follow:

                                             2002            2001            2000
                                        --------------  --------------  --------------
Discount rate                                    5.5%            6.0%            6.1%
Rate of compensation increase                    2.4%            3.3%            2.8%
Expected return on plan assets                    --             9.0%            9.0%
Expected residual active life             8-12 years      8-12 years      8-12 years

                                                                                      PENSION BENEFITS
                                                                            ------------------------------------
                                                                               2002         2001         2000
                                                                            ----------   ----------   ----------
                                                                                   (IN MILLIONS OF EUROS)
CHANGE IN BENEFIT OBLIGATION
BENEFIT OBLIGATION AT BEGINNING OF YEAR                                            6.7          5.4          4.4
Service cost                                                                       0.3          0.4          0.3
Interest cost                                                                      0.3          0.4          0.2
Settlements / curtailments                                                        (0.9)        (1.0)          --
Actuarial loss/gain                                                                 --          1.4          0.4
Benefits paid                                                                       --           --           --
Other (foreign currency translation)                                                --          0.1          0.1
                                                                            ----------   ----------   ----------
BENEFIT OBLIGATION AT END OF YEAR                                                  6.4          6.7          5.4
                                                                            ----------   ----------   ----------
CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF YEAR                                    (1.1)        (1.1)        (1.3)
Actual return on plan assets                                                        --          0.1         (0.1)
Employers' contribution                                                             --         (0.5)        (0.2)
Transfer of personnel between the Optronics division and Alcatel                    --           --          0.6
Settlements / curtailments                                                          --          0.5           --
Benefits paid                                                                       --           --           --
Foreign currency translation                                                        --         (0.1)        (0.1)
                                                                            ----------   ----------   ----------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR                                          (1.1)        (1.1)        (1.1)
                                                                            ----------   ----------   ----------
Funded status                                                                      5.3          5.6          4.3
Unrecognized actuarial loss/gain                                                  (2.9)        (3.0)        (2.2)
                                                                            ----------   ----------   ----------
NET AMOUNT RECOGNIZED                                                              2.4          2.6          2.1
                                                                            ==========   ==========   ==========

Components of net periodic pension cost:

                                                                               2002         2001         2000
                                                                            ----------   ----------   ----------
                                                                                   (IN MILLIONS OF EUROS)
Service cost                                                                       0.3          0.4          0.3
Expected interest cost                                                             0.3          0.4          0.2
Expected return on plan assets                                                      --         (0.1)        (0.1)
Amortization of recognized actuarial gain/loss                                     0.1          0.2          0.2
Effect of curtailment                                                             (0.9)          --           --
                                                                            ----------   ----------   ----------
NET PERIODIC BENEFIT PENSION COST                                                 (0.2)         0.9          0.6
                                                                            ==========   ==========   ==========

NOTE 13 -- OTHER RESERVES

(a) ANALYSIS BY TYPE

                                                          2002         2001         2000
                                                       ----------   ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Warranty                                                      4.5         14.5         13.7
Litigation                                                    2.6          5.9          3.0
Reserves for restructuring                                   10.6          6.4          0.3
Other reserves                                                5.8         10.5          2.0
                                                       ----------   ----------   ----------
TOTAL                                                        23.5         37.3         19.0
                                                       ==========   ==========   ==========

(b) ANALYSIS OF RESERVES FOR RESTRUCTURING

                                                          2002         2001         2000
                                                       ----------   ----------   ----------
                                                              (IN MILLIONS OF EUROS)
BALANCE AT THE BEGINNING OF THE YEAR                          6.4          0.3          0.6
Expensed during year                                        (19.9)        (0.3)        (0.3)
New plans and adjustments to previous estimates              24.1          6.3           --
Change of perimeter                                            --          0.1           --
                                                       ----------   ----------   ----------
BALANCE AT THE END OF THE YEAR                               10.6          6.4          0.3
                                                       ==========   ==========   ==========

NOTE 14 -- FINANCIAL DEBT

(a) BORROWINGS

     Borrowings correspond to capital lease obligations ( EURO 24.6 million in 2002, EURO 38.0 million in 2001 and EURO 11.9 million in 2000), to short-term borrowings with Alcatel Central Treasury ( EURO 254.6 million in 2002, EURO
159.5 million in 2001 and EURO 17.1 million in 2000).

(b) ANALYSIS BY MATURITY DATE

                                                          2002         2001         2000
                                                       ----------   ----------   ----------
                                                              (IN MILLIONS OF EUROS)
SHORT-TERM FINANCIAL DEBT                                   257.6        181.3         20.6
                                                       ----------   ----------   ----------
2002                                                           --           --          3.6
2003                                                           --          3.3          2.6
2004                                                          3.2          3.3          2.2
2005                                                          3.2          3.1          1.7
2006                                                          3.4          3.0          1.5
2007                                                          3.1         10.9          3.9
2008 and thereafter                                           8.7
                                                       ----------   ----------   ----------
LONG-TERM FINANCIAL DEBT                                     21.6         23.6         15.5
                                                       ----------   ----------   ----------
TOTAL                                                       279.2        204.9         36.1
                                                       ==========   ==========   ==========

(c) SHORT-TERM FINANCIAL DEBT

     Short-term financial debt corresponds to borrowings with a maturity less than three months with Alcatel Central Treasury (Cash Pooling) and to the short-term portion of capital lease obligations and other borrowings.

                                                          2002         2001         2000
                                                       ----------   ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Capital lease obligations                                     3.0         17.4          2.0
Cash Pooling-- Alcatel current account                      254.6        159.5         17.1
Other borrowings                                               --          4.4          1.5
                                                       ----------   ----------   ----------
TOTAL                                                       257.6        181.3         20.6
                                                       ==========   ==========   ==========

NOTE 15 -- ADVANCES FROM CUSTOMERS

                                                               2002       2001       2000
                                                             --------   --------   --------
                                                                 (IN MILLIONS OF EUROS)
Advances from Alcatel customers                                    --         --        0.1
Advances from non-Alcatel customers                               0.1        0.2         --
                                                             --------   --------   --------
TOTAL                                                             0.1        0.2        0.1
                                                             ========   ========   ========

NOTE 16 -- OTHER PAYABLES

     Analysis is as follows, after appropriation:

                                                          2002         2001         2000
                                                       ----------   ----------   ----------
                                                              (IN MILLIONS OF EUROS)
Accrued liabilities and other                                 6.9         10.9         15.9
Social charges                                                8.1         10.7          7.7
Accrued taxes                                                 1.0          9.0         23.3
Deferred taxes                                                 --          7.2          5.7
Dividends to be paid                                           --          2.9          9.5
                                                       ----------   ----------   ----------
TOTAL                                                        16.0         40.7         62.1
                                                       ==========   ==========   ==========

NOTE 17 -- FINANCIAL INSTRUMENTS AND MARKET-RELATED EXPOSURES

     As described in Note 18, the Optronics division uses the services of the Alcatel Central Treasury to hedge its net exposure for sale and purchase commitments expressed in foreign currencies.

     The carrying amounts reflected in the combined financial statements for cash and cash equivalents, accounts receivable, short-term borrowings, trade payables, customers' advances and other payables at December 31, 2000, 2001 and 2002 are reasonable estimates of their fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

     At December 31, 2002, the fair value of off-balance sheet financial instrument was as follows:

                                                PRINCIPAL     FAIR      CARRYING
                                                 AMOUNT       VALUE      AMOUNT
                                               -----------   -------   ----------
                                                     (IN MILLIONS OF EUROS)
Foreign exchange risk:
Forward exchange contract
- Buy USD / receive EUR                            2.0         --          --

     At December 31, 2001, the Optronics division did not own any derivative financial instruments.

     At December 31, 2000, the fair value of off-balance sheet financial instrument was as follows:

                                             PRINCIPAL       FAIR        CARRYING
                                              AMOUNT         VALUE        AMOUNT
                                           -------------   ---------   ------------
                                                    (IN MILLIONS OF EUROS)
Foreign exchange risk:
Forward exchange contract
- Sell CAD / receive EUR                        87.8          6.6           --
- Sell EUR / receive JPY                        11.7         (2.0)          --
- Sell EUR / receive USD                         2.1         (0.1)          --
- Sell USD / receive CAD                         4.8           --           --
- Buy USD / receive EUR                          3.4         (0.1)          --
- Buy JPY / receive EUR                          2.6         (0.3)          --

NOTE 18 -- RELATED PARTY TRANSACTIONS

     The principal transactions between the Optronics division and Alcatel are described below:

(a) ALCATEL CENTRAL TREASURY

     ALCATEL CURRENT ACCOUNT: As a member of Alcatel, the Optronics division may contribute its cash on hand to the Alcatel Central Treasury cash pool against interest payments at an agreed-upon rate depending on the deposit period.

     Net interest income (expense) over the period amounts to EURO (7.9) million, EURO (2.2) million and EURO 1.5 million in 2002, 2001 and 2000, respectively.

     FOREIGN EXCHANGE HEDGING: All exchange risks are managed with Alcatel Central Treasury. The Optronics division is exposed to an exchange risk on the following currencies: US dollars, Japanese yen, Sterling pound, and Swiss francs.

     Each month the Optronics division anticipates a net risk exposure based upon sales orders received and purchase orders given. The Optronics division hedges this difference using forward exchange sales or forward exchange purchases.

(b) SALES AND PURCHASES WITH ALCATEL

     Sales to Alcatel entities and purchases from Alcatel entities are recorded on conditions that the parties believe approximate the terms that would be negotiated by unaffiliated third parties.

     The Optronics division mainly purchases components from Alcatel CIT, Alcatel SEL and Alcatel Vacuum Technology France. Total expenses recorded as such amounted to EURO 13.5 million, EURO 25.3 millions and EURO 5.4 million in 2002, 2001 and 2000, respectively.

     Sales to Alcatel Submarine Network and Alcatel Italia amount to EURO 38.0 million, EURO 263.0 million and EURO 229.6 million in 2002, 2001 and 2000, respectively.

     According to the Basic Intercompany Agreement described in Note 1.1, ASN indemnified in 2001 the Optronics division for the cancellation of orders. The indemnity, which corresponded to the production costs amounted to EURO 33.0 million.

     The Optronics division also sells to other subsidiaries of Alcatel. The most significant part of these amounts relates to Alcatel USA Inc. Sales to this subsidiary totaled EURO 19.7 million, EURO 117.7 million and EURO 51.2 million in 2002, 2001 and 2000, respectively.

(c) PURCHASE/DISTRIBUTION AGREEMENT WITH ALCATEL JAPAN

     The Optronics division's commercial relations with Alcatel Japan, a consolidated subsidiary of Alcatel, are as follows:

     - Alcatel Japan purchases the components from the Optronics division and resells them to its own clients. There is no fixed agreement on price rates between the two subsidiaries, but rather each sale price is negotiated. Both entities generally agree on a price that permits Alcatel Japan to remain competitive.

     - Primary components bought in Japan by the Optronics division include, among others, boxes, lenses and optics fiber. A commission on volume for Alcatel Japan is added to the basic purchase price.

     Sales to Alcatel Japan were nil in 2002 and amounted to EURO 8.3 million and EURO 10.6 million in 2001 and 2000, respectively. Purchases to Alcatel Japan amount to EURO 2.2 million, EURO 46.4 million and EURO 33.2 million in 2002, 2001 and 2000, respectively.

(d) OTHER SERVICES

     Certain other services rendered by Alcatel to the Optronics division amounted to EURO 0.6 million, EURO 5.5 million and EURO 5.3 million in 2002, 2001 and 2000 respectively. The most significant part of these amounts relates to the payment of services associated with the use of Alcatel central services ( EURO 0.6 million, EURO 5.2 million and EURO 4.8 million in 2002, 2001 and 2000, respectively). This amount represents 1.2% of net sales.

     Alcatel also renders various services to the Optronics division. The total amounts paid for the services in 2002, 2001 and 2000 were EURO 9.7 millions, EURO 12.2 million and EURO 8.0 million respectively. The most significant part of these amounts relates to:

     - the payment of services associated with the use of Alcatel CIT data processing activities and overhead backcharge ( EURO 4.6 millions, EURO 4.8 million and EURO 6.7 million in 2002, 2001 and 2000, respectively);

     - facilities management services with Alcatel TITN Answare ( EURO 4.5 million in 2001 and EURO 1.0 million in 2000)

     since 2002, Alcatel TITN Answare left Alcatel group;

     - leases contracts with Societe Immobiliere Velizy-Nozay ("SIVN"), a wholly owned subsidiary of Alcatel, ( EURO 5.1 million in 2002, EURO
          2.9 million in 2001 and EURO 2.1 million in 2000) relating to Nozay's buildings (France).

     In April 2001, a contract between Alcatel Optronics France and Alcatel Business Systems was entered into for the conversion of the Illkirch plant and the related people. The Illkirch activity would have operated as a subcontractor of the division until the end of 2002 where the assets and people would have been legally transferred to the division.

     At the end of 2002, the outsourcing agreement expired and the assembly of the optical fiber amplifiers and optical interface subsystems has been transferred to the division's facility at Nozay, France.

(e) LEASE WITH SIVN

     Additionally, the Optronics division is committed through 9-year lease agreements with SIVN to lease industrial buildings constructed in Nozay. The annual lease payments totalled approximately EURO 5.0 million and are indexed to a French construction cost index.

NOTE 19 -- PAYROLL AND STAFF

                                                                       2002       2001       2000
                                                                     --------   --------   --------
                                                                     (IN MILLIONS OF EUROS, EXCEPT
                                                                          FOR NUMBER OF STAFF)
Wages and salaries (including social security/pension costs)             81.7       82.6       47.7
Employee profit sharing                                                    --         --        3.9
Staff of combined companies at year-end                                   997      1,796      1,428

NOTE 20 -- CONTINGENCIES

LEGAL PROCEEDINGS

     The Optronics division has in the past received notice of alleged infringement by it of the intellectual property rights of third parties and, in the ordinary course of its business, it is regularly involved in legal disputes involving intellectual property rights and other matters. However, it does not expect that any previously alleged infringement or pending dispute will be resolved in a manner which will have a material adverse effect on its results of operations, financial condition or business prospects.

ENVIRONMENTAL MATTERS

     The Optronics division's manufacturing operations use many chemicals and gases and it is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Although the Optronics division has not suffered material environmental claims in the past and believes that its activities conform to presently applicable environmental regulations in all material respects, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Optronics division, suspension of production or a cessation of operations.

NOTE 21-- CONTRACTUAL OBLIGATIONS AND DISCLOSURE RELATED TO OFF BALANCE SHEET COMMITMENTS

     a) CONTRACTUAL OBLIGATIONS

     The following table presents minimum payments the Optronics division will have to make in the future under contracts and firm commitments. Amounts related to Capital lease obligations are fully reflected in the consolidated balance sheet whereas Operating leases obligations are partially reflected in the consolidated balance sheet through a EURO 4.0 million reserve.

                                                            DEADLINE                       TOTAL
                                          ---------------------------------------------   -------
      CASH CONTRACTUAL OBLIGATIONS        LESS THAN                            AFTER 5
         UNDER FIRM COMMITMENTS           ONE YEAR    1-3 YEARS   4-5 YEARS     YEARS
---------------------------------------   ---------   ---------   ---------   ---------
                                                     (IN MILLIONS OF EUROS)
Capital lease obligations                    3.0         9.8         6.4         5.4       24.6
Operating leases                             1.4         3.7         2.5         6.9       14.5
TOTAL                                        4.4        13.5         8.9        12.3       39.1

     b) OTHER COMMITMENTS

     As of December 31, 2002, guarantees for duty amount EURO 0.6 million.

                                                                    APPENDIX I



Section 190 of the CANADA BUSINESS CORPORATIONS ACT, R.S.C., 1985, c. C-44.

190. (1) RIGHT TO DISSENT - Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

         (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

         (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

         (c) amalgamate otherwise than under section 184;

         (d) be continued under section 188;

         (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

         (f) carry out a going-private transaction or a squeeze-out transaction.

         (2) FURTHER RIGHT - A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

         (2.1) IF ONE CLASS OF SHARES - The right to dissent described in subsection (2) applies even if there is only one class of shares.

         (3) PAYMENT FOR SHARES - In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

         (4) NO PARTIAL DISSENT - A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

         (5) OBJECTION - A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

         (6) NOTICE OF RESOLUTION - The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

         (7) DEMAND FOR PAYMENT - A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

         (a) the shareholder's name and address;

         (b) the number and class of shares in respect of which the shareholder dissents; and

         (c) a demand for payment of the fair value of such shares.

         (8) SHARE CERTIFICATE - A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

         (9) FORFEITURE - A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

         (10) ENDORSING CERTIFICATE - A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

         (11) SUSPENSION OF RIGHTS - On sending a notice under subsection
(7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

         (a) the shareholder withdraws his notice before the corporation makes an offer under subsection (12),

         (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

         (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights as a shareholder are reinstated as of the date the notice was sent.

         (12) OFFER TO PAY - A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

         (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

         (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

         (13) SAME TERMS - Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

         (14) PAYMENT - Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

         (15) CORPORATION MAY APPLY TO COURT - Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

         (16) SHAREHOLDER APPLICATION TO COURT - If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

         (17) VENUE - An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

         (18) NO SECURITY FOR COSTS - A dissenting shareholder is not required to give security for costs in an application made under subsection
(15) or (16).

         (19) PARTIES - On an application to a court under subsection (15) or
(16),

         (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

         (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

         (20) POWERS OF COURT - On an application to a court under subsection
(15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

         (21) APPRAISERS - A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

         (22) FINAL ORDER - The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

         (23) INTEREST - A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

         (24) NOTICE THAT SUBSECTION (26) APPLIES - If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

         (25) EFFECT WHERE SUBSECTION (26) APPLIES - If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection
(24), may

         (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

         (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

         (26) LIMITATION - A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

         (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

         (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.



R.S., 1985, c. C-44, s. 190; 1994, c. 24, s. 23; 2001, c. 14 s. 135.